Form 20-F
period 2019-12-31
Aesthetic Medical International Holdings Group Ltd
filed 2020-04-30
CIK 1757143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-39088

Aesthetic Medical International Holdings Group Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

1122 Nanshan Boulevard Nanshan District, Shenzhen Guangdong Province, China 518052
(Address of principal executive offices)

Wu Guanhua, Chief Financial Officer E-mail: toby@pengai.com.cn 1122 Nanshan Boulevard Nanshan District, Shenzhen Guangdong Province, China 518052 Telephone: +86 (755) 2559 8065
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing three ordinary shares	AIH	The NASDAQ Stock Market LLC
Ordinary shares, par value US$0.001 per share*		The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the listing of the American depositary shares on The NASDAQ Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 70,838,671 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐ Yes  ☒  No

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•                                          “ADSs” are to our American depositary shares, each of which represents three of our ordinary shares;

•                                          “ADV” are to Peak Asia Investment Holdings V Limited and/or its affiliates as the case may be;

•                                          “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                                          “Contractual Arrangements” are to a series of contractual arrangements entered into by us with Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd., the Relevant Subsidiaries and Ms. Ding Wenting in 2018 and 2019 with respect to the Target Equity Interests, as detailed in “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests”;

•                                          “IDG” are to IDG Technology Venture Investment IV, L.P., IDG-ACCEL China Growth Fund III L.P., IDG-ACCEL China III Investors L.P. (or collectively, IDG Funds) and/or their respective affiliates as the case may be;

•                                          “Relevant Subsidiaries” are to, collectively, Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd, which was held by Dr. Zhou Pengwu as to 24.0%, 30%, 30.0%, 9.0%, 10.0%, 22.0%, 21.0% and 25%, respectively, as of December 31, 2019;

•                                          “RMB” and “renminbi” are to the legal currency of China;

•                                          “shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•                                          “Target Equity Interests” are to these equity interests held by Dr. Zhou Pengwu in the Relevant Subsidiaries, which constitute all of Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries;

•                                          “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•                                          “We,” “us,” “our company,” “the Company” and “our” are to Aesthetic Medical International Holdings Group Limited, its subsidiaries and its consolidated affiliated entities.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, all translations of renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.9618 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States in effect as of December 31, 2019.

We completed an initial public offering of our ADSs at an initial offering price of US$12.00 per ADS on October 29, 2019. The ADSs, each representing three of our ordinary shares, par value US$0.001 per share, are traded on the Nasdaq Global Market under the symbol “AIH.”

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                                          our business prospects, trends and conditions in the industry and markets in which we operate;

•                                          the potential impact of an infectious disease caused by a novel coronavirus (“COVID-19”) to the Company’s  business operations and the economy in China and elsewhere generally;

•                                          our goals, business strategies and plans to achieve these strategies;

•                                          our expected growth in, and market size of, our services in the markets we operate;

•                                          expected changes in our revenue, costs and expenditures;

•                                          our ability to offer new services in the markets and the industry we operate;

•                                          our ability to continue to develop new technologies and/or update our existing technologies;

•                                          growth of and trends of competition in our industry;

•                                          general economic, political and business conditions in the markets in which we operate;

•                                          changes to the regulatory environment and general outlook in the industry and markets in which we operate;

•                                          the performance of the global financial markets, including changes in our ability to access the capital markets and changes in the levels of interest rates;

•                                          our liquidity and financial condition;

•                                          our relationship with, and other conditions affecting, our customers;

•                                          our expectation regarding the use of the remainder of proceeds from our initial public offering;

•                                          our dividend policy; and

•                                          other factors beyond our control.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this annual report, including but not limited to those listed under “Item 3. Key Information—3.D. Risk Factors.”

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. We operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of our industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward- looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3.A.         Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2017, 2018 and 2019, and the selected financial position data as of December 31, 2018 and 2019, have been derived from our audited consolidated financial statements appearing elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the year ended December 31, 2016, the selected consolidated financial position data as of December 31, 2017 and the selected consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements appearing in this annual report have been prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The following information should be read in conjunction with our consolidated financial statements and related notes, “—3.D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Consolidated statement of comprehensive income data

	For the year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenue	584,857	697,396	761,306	869,050	124,831
Cost of sales and services rendered	(217,339)	(234,522)	(258,567)	(275,948)	(39,637)

Gross profit	367,518	462,874	502,739	593,102	85,194
Selling expenses	(231,229)	(300,362)	(333,526)	(413,068)	(59,334)
General and administrative expenses	(121,763)	(92,836)	(115,485)	(196,329)	(28,201)
Finance income	309	868	322	388	56
Finance costs	(2,920)	(6,581)	(9,244)	(24,293)	(3,489)
Other gains, net	1,704	9,334	12,118	18,669	2,682
Fair value gain/(loss) of the convertible redeemable preferred shares	49,027	(85,461)	(226,248)	136,656	19,629
Fair value loss of convertible note	—	(1,283)	(9,152)	(5,193)	(746)
Fair value (loss)/gain of exchangeable note liabilities	—	(38,307)	(56,925)	45,274	6,503
Fair value gain/(loss) of derivative financial instrument	—	—	(301)	301	43
Goodwill impairment	—	—	—	(1,405)	(202)
Share of profits/(losses) of investments accounted for using the equity method	1,594	(1,415)	1,730	(1,738)	(250)
Profit/(loss) before income tax	64,240	(53,169)	(233,972)	152,364	21,886
Income tax expense	(13,713)	(19,260)	(18,508)	(14,036)	(2,016)
Profit/(loss) for the year	50,527	(72,429)	(252,480)	138,328	19,870
Earnings/(loss) per share for profit/(loss) attributable to owners of the Company
Basic	1.23	(1.87)	(6.22)	2.96	0.43
Diluted	0.02	(1.87)	(6.22)	(0.78)	(0.11)
Shares used in profit/(loss) per share computation:
Basic	41,000,000	41,000,000	41,060,255	46,097,963	46,097,963
Diluted	56,844,957	41,000,000	41,060,255	58,791,662	58,791,662
Non-IFRS Financial Measure:
EBITDA(1)	105,889	(17,477)	(192,588)	260,491	37,417
Adjusted EBITDA(1)	96,064	112,110	113,093	187,143	26,882

Note:

(1)              EBITDA represents our profit/(loss) before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude one-time compensatory expense arising from the issuance of exchangeable note liabilities, fair value gain/(loss) of convertible redeemable preferred shares, fair value loss of convertible note, fair value loss of exchangeable note liabilities, fair value gain/(loss) of derivative financial instrument, share-based compensation expense, and other one-off expenses.

EBITDA and Adjusted EBITDA are non-IFRS financial measures. You should not consider EBITDA and Adjusted EBITDA as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage you to review our financial information in its entirety and not rely on a single financial measure. We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by various items.

Selected consolidated financial position data

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	105,345	101,886	154,490	22,191
Total current assets	227,698	282,967	264,694	38,021
Total non-current assets	350,286	393,572	782,441	112,391
Total assets	577,984	676,539	1,047,135	150,412
Total equity/(deficit)	(22,240)	(249,356)	590,598	84,834
Total current liabilities	133,466	171,292	265,302	38,108
Total non-current liabilities	466,758	754,603	191,235	27,469
Total liabilities	600,224	925,895	456,537	65,577
Total equity and liabilities	577,984	676,539	1,047,135	150,412

Selected consolidated cash flow data

	For the year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	52,084	76,979	4,894	86,761	12,462
Net cash used in investing activities	(38,865)	(69,195)	(76,182)	(114,172)	(16,400)
Net cash generated from/(used in) financing activities	58,626	(28,187)	66,741	79,561	11,428
Net increase/(decrease) in cash and cash equivalents	71,845	(20,403)	(4,547)	52,150	7,491
Cash and cash equivalents at beginning of the year	60,465	129,626	106,006	101,886	14,635
Cash and cash equivalents at the end of the year	129,626	106,006	102,547	154,490	22,191

The following table reconciles Adjusted EBITDA to profit/(loss) for the years ended December 31, 2016, 2017, 2018 and 2019:

	For the year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Profit/(loss) before income tax	64,240	(53,169)	(233,972)	152,364	21,886
Add: Finance Costs	2,920	6,581	9,244	24,293	3,489
Add: Amortization and depreciation	38,729	29,111	32,140	83,834	12,042
EBITDA	105,889	(17,477)	(192,588)	260,491	37,417
Add: One-time compensatory expenses arising from the issuance of exchangeable note liabilities	39,202	—	—	—	—
Add: Fair value (gains)/losses of convertible redeemable preferred shares	(49,027)	85,461	226,248	(136,656)	(19,629)
Add: Fair value (gains)/losses of convertible note	—	1,283	9,152	5,193	746
Add: Fair value (gains)/losses of exchangeable note liabilities	—	38,307	56,925	(45,274)	(6,503)
Add: Fair value of (gains)/losses of derivative financial instrument	—	—	301	(301)	(43)
Add: Share-based compensation expenses	—	—	—	47,788	6,864
Add: Other one-off expenses(1)	—	4,536	13,055	55,902	8,030
Adjusted EBITDA	96,064	112,110	113,093	187,143	26,882

Note:

(1)              Other one-off expenses include (i) professional fees in relation to our financing activities but are not capitalized; (ii) IT-related expenses paid to a related party pursuant to a service agreement, which has expired in June 2019; (iii) roadshow and marketing expenses; (iv) impairment loss in respect of goodwill; (v) loss on disposal of Wuhan Pengai; and (vi) exchange loss.

3.B.         Capitalization and Indebtedness

Not applicable.

3.C.         Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.         Risk Factors

Risks relating to our business and our industry

Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC could prevent us from effectively serving our customers and thus adversely affect our results of operations.

Any occurrence of force majeure events, natural disasters or outbreaks of epidemics, including those caused by avian influenza or swine influenza, may restrict business activities in the areas affected and materially and adversely affect our business and results of operations. Since early 2013, there have been outbreaks of highly pathogenic avian flu, caused by the H7N9 virus, in certain parts of China, and in early 2009, there were reports of outbreaks of a highly pathogenic swine flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Most recently, there has been an outbreak of COVID-19 in China and around the globe.

The first cases of COVID-19 were reported in late 2019, and the disease quickly spread within China and globally. As of the date of this annual report, well over three million patients infected with the coronavirus had been reported worldwide, and the affected cases and death tolls continued to increase. The World Health Organization declared the outbreak a Public Health Emergency of International Concern on January 30, 2020, and a global pandemic on March 11, 2020. In response to the outbreak of COVID-19, we postponed the resumption of operations of aesthetic treatment centers in China after the Chinese New Year holiday in 2020. During the temporary shutdown of our treatment centers, we could not perform procedures. Since late February 2020, with proper precautionary measures taken, we gradually reopened our aesthetic treatment centers. By the end of March 2020, all of our aesthetic treatment centers had resumed their operations. We also adopted a thorough disease prevention scheme, and implemented measures including, but not limited to, regularly sterilizing and ventilating our facilities, segmenting employee lunch time, monitoring the body temperature of employees, and keeping track of the travel history and health of employees and their immediate family members.

Although we are in compliance with the requirements of local governments and puts health and safety in top priority, if any of our employees or visiting customers is, or is suspected to be, infected with the coronavirus, or exposed to confirmed patients of CODIV-19, such person and the close contacts will be subject to quarantine requirements. This might expose our customers, employees and their families to health and safety risks, and might lead to shortage of qualified personnel, or even temporary suspension of operation of the relevant treatment center. While we continue to carry out one of our core strategies of identifying, acquiring and integrating treatment centers to enhance our footprint, our investment in new and existing treatment centers might not yield returns as planned, if at all. In March 2020, we entered into definitive agreements to acquire controlling equity interests in two treatment centers, which could add to our expenses and negatively affect our results of operations in 2020.

While the duration of the current COVID-19 and its negative impact to market demand and our business cannot be reasonably estimated at this time, we currently expect that the outbreak of COVID-19 will have negative impact on our business, financial condition and results of operations with potential continuing impact on subsequent periods. Recognizing the present situation is highly uncertain and could change, we expect our revenue for the first quarter of 2020 to decrease by approximately 50% as compared with the same period in 2019, and our financial condition to be adversely impacted by the outbreak of COVID-19 in light of factors such as the decrease of demand and potential fluctuations in supplies. For discussion on liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.”

It is uncertain when, and whether, COVID-19 could be contained. Furthermore, the global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress. The above analysis was made by us based on currently available information concerning COVID-19 as of the date of this annual report. If COVID-19 is not successfully contained in China and other jurisdictions where we operate, the above analysis may be subject to further changes.

Moreover, the PRC has experienced natural disasters like earthquakes, floods and droughts in the past few years. Any future occurrence of several natural disasters in the PRC may materially and adversely affect its economy and therefore our business. An outbreak of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to provide services to our customers, as well as cause temporary closure of our treatment centers. Such closures or service restrictions would severely disrupt our operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases.

If we fail to obtain sufficient funding for our expansion plans, our business and growth prospects may be adversely affected.

We expect that the outbreak of COVID-19 will have material and adverse impacts on our cash flow for the first quarter of 2020 with potential continuing impacts on subsequent periods. For discussion of liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we have considered our cash flow from future operations and available borrowing facilities to conclude that we have sufficient financial resources to meet its financial obligations as and when they fall due in the coming 12 months. Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional bank borrowings. We may, however, require additional cash resources to finance our continued growth or other future developments, including any marketing initiatives or investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new treatment centers openings, investments in acquired treatment centers and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing. To the extent that we raise additional financing by selling additional equity, our shareholders may experience dilution. To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, some of which are beyond our control, including general economic and capital market conditions, credit availability from banks or other lenders, the consents of our prior creditors, receipt of necessary PRC government approvals, investors’ confidence in us, the performance of the aesthetic medical treatment industry in general, and our operating and financial performance in particular. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all. In the event that financing is not available or is not available on terms acceptable to us, our business, results of operations and growth prospects may be adversely affected.

We have not entered into any long-term supply agreements with our suppliers. A decrease in supply, or an increase in the cost, or quality supplies may adversely affect our business, financial condition and results of operations.

For the years ended December 31, 2017, 2018 and 2019, our cost of inventories and consumables amounted to RMB91.7 million, RMB107.0 million and RMB112.6 million (US$16.2 million), respectively, representing 38.9%, 42.0% and 40.8% of our total cost of sales and services rendered for the same periods, respectively. Consistent with industry practice, we have not entered into any long-term supply agreements with our suppliers and we cannot assure you that our suppliers will continue to supply to us on commercially reasonable terms, or at all. If any of our suppliers fail to supply sufficient quantities or experience fluctuations in market prices of the same, for example, due to temporary operation suspension caused by the outbreak of COVID-19, we may have to obtain replacements for such supplies from alternate suppliers. We cannot assure you that we will be able to do so in a timely manner at commercially reasonable terms. Any such disruption in supply may adversely affect the operations of our treatment centers, which may in turn adversely affect our business, results of operations, financial condition and prospects. In addition, should the prices of supplies increase significantly, we cannot assure you that we would be able to pass on any increase in purchase costs to our customers. Any substantial fluctuation in market prices of the supplies required in our operations may significantly increase our costs, resulting in us reducing, suspending or ceasing provision of certain types of services, thereby reducing our sales and profit.

Furthermore, we source BOTOX®, the only imported brand of botulinum toxin type A in China, from its exclusive licensed distributor in China. We experienced an increase of approximately 20% in the procurement price of BOTOX® from 2017 to 2019. We also source a domestic brand of botulinum toxin type A called Hengli. Although the price of Hengli historically remained flat, we cannot guarantee that a shortage of BOTOX® will not arise in the future, or our suppliers will not increase their prices. In the event that we are not able to source from these suppliers on commercially reasonable terms, or at all, our business, financial condition and results of operation will be adversely affected.

We may not be able to maintain proper inventory levels for our operations.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. We may not be able to accurately forecast demand for supplies because of the difficulties of estimating the demand for our services. In 2017, 2018 and 2019, our average inventory turnover days were 29.9 days, 32.2 days and 31.3 days, respectively. The volatile economic environment and fast-evolving demands and preferences of our customers have made accurate projection of inventory levels increasingly challenging. For example, the outbreak of COVID-19 caused by a novel coronavirus is expected to depress the market demand and increase our inventory turnover days.

Inventory levels in excess of customer demand may result in inventory obsolescence, a decline in inventory values, inventory write-downs or write-offs, or expiration of products, which would cause our gross margin to suffer and could impair the strength of our brand. High inventory levels may also require us to commit substantial capital resources, preventing us from using them for other important business purposes. Conversely, if we underestimate customer demand or if our suppliers fail to provide supplies to us in a timely manner, we may experience inventory shortages. Such inventory shortages might result in unfilled customer needs, damage to our reputation, and have a negative impact on customer relationships and reduce our sales. We cannot assure you that we will be able to maintain proper inventory levels for our operations and such failure may have an adverse effect on our business, financial condition, results of operations and prospects.

We depend significantly on the strength of our brand and reputation, and any damage to our brand or reputation could materially and adversely impact our business and results of operations.

Our brand and reputation are critical to our success in China’s rapidly growing aesthetic medical industry. We believe that our success and continued growth depends on the public perception of our brand name and our ability to protect and promote our brand name. Many factors which are important to help maintain and enhance our brand, are beyond our control and may negatively impact our brand and reputation. Such factors include:

•       our ability to effectively control the quality of the services performed by our doctors and other medical staff, and to monitor the performance of such personnel as we continue to expand;

•       our ability to maintain a convenient, standardized and reliable customer experience as customer preferences evolve and as we expand our service offerings; and

•       our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities.

Our failure to develop, maintain and enhance our brand and reputation may materially and adversely affect the level of market recognition of, and trust in, our services, which could result in decreased sales and loss of customers leading to a material adverse effect on our results of operations and cash flows.

In addition, allegations against us have appeared in online forums and news articles. These allegations have included claims of medical malpractice, dissatisfaction with treatment results, inappropriate sales tactics, arbitrary treatment service prices and the use of illegal pharmaceuticals. Any negative review, comment or allegation regarding our company, treatment centers or services by the media, our customers, our former employees or the public in the media or on online social networks may harm our brand, public image and reputation, which in turn may result in a loss of customers and business partners and have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, our customers may have expectations regarding the degree of improvement of their physical appearance resulting from our services. However, we cannot guarantee the results of our services since results vary depending on factors such as the medical history of our customers, their adherence to our pre-procedure and post-procedure instructions, their respective responses to procedures, unknown allergies and other factors beyond our control. It is also an inherent risk that the results of our services may lead to undesirable or unexpected outcomes, such as complications and injuries, or otherwise fail to meet our customers’ expectations. Such undesirable or unexpected outcomes may result in customer dissatisfaction, requests for refunds, or complaints, claims or legal actions against us, which may lead to negative publicity. Any negative publicity may adversely harm our brand image and reputation and cause a deterioration in the level of market recognition of and trust in our services, thereby resulting in decreased sales and potential loss of customers and business partners as well as physicians and staff, and therefore have a material adverse effect on our business, results of operations, financial condition and prospects.

We conduct our business in a heavily regulated industry and incur ongoing compliance costs as well as face penalties for non-compliance.

We conduct our business in a heavily regulated industry. The rules and regulations relate mainly to the licensing of treatment centers, the quality and the licensing of medical facilities, equipment and services, the pricing, procurement and usage of pharmaceuticals, and the licensing, practice and number of medical professionals. For more details, please see the section headed “Item 4. Information on the Company—4.B. Business Overview” in this annual report. Accordingly, our treatment centers are subject to periodic licensing renewal requirements and inspections by various government agencies and departments at the provincial and municipal level. In addition, any changes in laws and regulations could require us to obtain additional licenses, permits, approvals or certificates, impose additional conditions or requirements for the renewal of the licenses of the treatment centers, or result in the invalidation of our currently owned licenses.

In the past, some of our treatment centers were subject to administrative warnings and penalties due to certain non-compliance incidents. Although we took measures to improve the internal control on the procurement of medical facilities, as a result of the growth in our operations and the increasing number of treatment centers we manage, as well as the tightened PRC laws for consumer protection, we have experienced, and will continue to experience, non-compliance incidents. For instance, several of our treatment centers were subject to administrative penalties due to their failure to comply with certain regulations on medical advertisements, and several of our treatment centers were subject to administrative penalties due to the medical professionals’ malpractice, operation beyond the permitted scope of licenses or without licenses, use of unqualified medical facilities or pharmaceuticals, use of expired disinfectant, non-compliance with regulations on disposal of medical waste, failure to evaluate occupational hazards, non-compliance with statistic regulations, non-compliance with fire protection regulations, failure to timely file the required annual report of certain treatment centers to the relevant local branch of the State Administration of Market Regulation, failure to meet standards of hygiene, failure to fulfill inspection requirements of the licensing and medical facilities, and non-compliance with tax regulations, failure to meet the standard of drafting and preservation of medical case record, non-compliance with regulations on prevention and handling of medical disputes and non-compliance with regulations on publicity of service items and fees. In addition, certain of our treatment centers may be subject to administrative penalties due to failure to comply with fire code and environmental regulations. Failure to comply with fire protection design review and inspection requirements could lead to the temporary closure of certain treatment centers. Also, certain information concerning some foreign doctors was published on the website of one of our treatment centers, which could have inadvertently created the impression that those foreign doctors were employed by us.

In addition, we have experienced incidents of non-compliance which did not result in administrative warnings or penalties but could adversely impact our reputation, create additional compliance costs for us or otherwise impair our business and operations. For example, while we require that all human placenta extract products procured and used in our treatment centers are domestically produced, registered by the China Food and Drug Administration, or the CFDA, and legally compliant, we have had instances in the past where certain of our treatment centers used imported human placenta extract products that were unregistered with the CFDA.

Furthermore, private healthcare facilities providin g certain specialized medical procedures are subject to licensing requirement in Hong Kong. We may expand the scope of services offered in our clinic in Hong Kong and may be required to apply for a license in the future to continue such operations .

In June 2018, the business license of our treatment center in Shanghai was temporarily suspended for performing dental implants without the appropriate license, which we promptly rectified.

We cannot guarantee that any future incidents of non-compliance would not result in temporary or permanent suspension of any of the licenses, permits, approvals and certificates necessary for our business. If we fail to obtain or renew any necessary licenses, permits, approvals and certificates, or are found to be non-compliant with any of these laws, regulations or rules, we may be unable to provide relevant medical services, suffer reputational harm, face penalties, suspension of operations or even revocation of operating licenses or criminal liability, depending on the nature of the findings, any of which could materially and adversely affect our business, financial condition and results of operations.

If we are unable to fully comply with PRC laws and regulations on medical advertisement, our brand image, results of operations and financial conditions could suffer significantly.

As a medical aesthetic service provider, we must comply with the PRC Advertisement Law, the PRC Administrative Measures on Medical Advertisement and other relevant advertising laws and regulations and constantly monitor our advertising content. According to the Administrative Measures on Medical Advertisement and the Notice on Further Strengthening the Administrative Measures on Medical Advertisement, or the Administrative Measures on Medical Advertisement, we must obtain a medical advertisement approval certificate before publishing any medical advertisement. The content in the published advertisement shall be consistent with what has been approved and recorded in the medical advertisement approval certificate. In addition, the Administrative Measures on Medical Advertisement explicitly stipulate that such medical advertisements shall not include any specific treatment method, any guarantees of the treatment, any name or image of any patient, any particular medical professional, nor use any medical research institution or its personnel or any public association or organization to suggest any treatment is valid. For violations of these laws and regulations, the PRC competent health administrative authority and Chinese medicine administrative authority may issue warnings and require remediation. If the violations are more severe, they may impose measures such as suspension of business until the violations have been remedied, revocation of the license for operating a particular medical department, or even revocation of the Medical Institution Practicing License. In addition, the competent administration for industry and commerce (now known as the administration for market regulation) may also suspend the business and the business licenses of institutions that are repetitive and serious offenders in accordance with the PRC Advertisement Law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on medical advertising in the PRC.”

In the past, some of our treatment centers have received administrative penalties for non-compliance with these laws and regulations. For instance, several of our treatment centers have been penalized for publishing medical advertisements without having obtained relevant medical advertisement approval certificates, not strictly following the scope and manners as approved and recorded in the relevant medical advertisement approval certificates, and publishing medical advertisements with expressions explicitly prohibited by these laws and regulations, publishing medical advertisements without showing the relevant licensing number on the relevant medical advertisement approval certificate, or publishing medical advertisements with untrue or misleading expressions. The results of such non-compliance actions ranged from warnings, fines, deduction of medical institution practice points, suspension of publication of advertisements, remediation, reduction of adverse impact and withdrawal of advertisement, among other things. Any violation of these laws and regulations on medical advertisements, if material or not rectified, may subject us to administrative penalties, impair our brand image, and materially and adversely impact our business, financial condition, results of operations and prospects.

Our internal control system and compliance team may not be able to prevent all possible non-compliance incidents.

We are subject to a number of regulations pertaining to the licensing of our treatment centers, the quality and the licensing of medical facilities, equipment and services, the pricing and procurement and usage of pharmaceuticals, and the licensing, conduct and number of medical professionals. We have established internal control process intended to ensure all of our employees and contractors comply with the relevant laws and regulations applicable to us. However, we cannot assure you that such controls will be effective to prevent all instances of non-compliance. Any failure of our internal controls could have a material adverse effect on our business, financial condition and results of operations.

We are subject to customer complaints, claims and legal proceedings in the regular course of our operations from time to time, which could result in significant costs and materially and adversely affect our brand image, reputation and results of operations.

We rely on our doctors and other medical staff in our treatment centers to make appropriate decisions regarding the treatment of our customers. However, we cannot assure you that every employee at our treatment centers will always act in accordance with the appropriate professional standard of care. Any deviation from the appropriate standard of care by our doctors and other medical staff, or any failure to properly manage our treatment centers’ activities, may result in unsatisfactory treatment outcomes, patient injuries or, in extreme cases, deaths. Given the nature of the aesthetic medical industry and subjectiveness of the level of satisfaction with services provided, we are also susceptible to other types of complaints associated with our services from time to time. These include claims relating to (i) dissatisfaction with our customer service, (ii) disputes over charges, (iii) over-promising of treatment outcome, (iv) dissatisfaction with post-treatment recovery periods, and

(v)      general dissatisfaction with treatment results. In addition, due to the fact that the number of procedures we performed has increased over the years as part of our growth, the absolute number of such complaints, allegations and other claims, regardless of merits, has increased and may continue to increase. Such complains, allegations and claims, if not managed properly, could have a material adverse effect on our reputation, business, results of operations, financial condition and prospects.

With respect to settlement of client complaints, customers generally accept complimentary gifts, refunds, services or supplemental operations at no additional cost to settle their complaints. However, we may also be required to pay monetary compensation to settle customer complaints and medical disputes. In 2016, we received a complaint from a customer who had received a hyaluronic acid injection treatment at one of our treatment centers and subsequently suffered from ocular ischemia syndrome and secondary retinal detachment in one eye. We entered into a settlement agreement with this customer in January 2017 and paid this customer RMB1.1 million in four monthly installments. In addition, we may be subject to third-party liability claims and may be required to pay compensation to patients who suffer from unexpected adverse reactions to treatment received in our treatment centers, even if we were not at fault. For example, one of our patients filed a complaint in connection with the patient falling into a state of prolonged unconsciousness after receiving a Botulinum Toxin Type A, or Botox, injection at one of our treatment centers and we were brought in as a third-party defendant. The court found that the primary cause of the incident was due to defects in the Botox, that there was no wrongdoing on our part, and that all the liabilities rested with the manufacturer of the Botox. Prior to the final court decision, we had voluntarily provided an aggregate of approximately RMB6.1 million as financial support for the patient out of concern for her well-being. We have filed a claim against the manufacturer to recover such amount and other losses incurred by us in connection with the incident, but the final verdict is yet to be delivered. In addition, as of the date of this annual report, we were named as the defendant in seven ongoing litigations and one ongoing labor dispute arbitration in the PRC. While we believe many of the claims against us do not have merits, and plan to firmly defend our rights, we cannot assure that we will be able to achieve satisfactory outcome in those proceedings. The maximum amount of the damages claimed by the plaintiffs in those eight proceedings in aggregate amounted to RMB5.5 million. Furthermore, some dissatisfied customers may even resort to extreme actions. For example, in 2012, a dissatisfied patient stabbed and injured several employees at our Pengcheng Hospital. To our knowledge, this patient was later convicted and imprisoned. We voluntarily paid approximately RMB150,000 for medical expenses and additional compensation to the injured employees.

We may be subject to similar customer complaints, serious incidents or lawsuits in the future and may not successfully prevent or address all customer complaints in the future. Any complaint, claim or legal proceeding, regardless of merit, if widely disseminated, could affect our corporate image and reputation in the industry, divert management resources and cause us to incur extra costs to handle these complaints and litigation matters. A settlement or successful claim against us can also result in significant costs, damages, compensation and reputational damage and adversely affect our business, results of operations and financial condition.

If we are unable to recruit and retain an adequate number of managers, doctors, nurses, image consultants and other support staff in our treatment centers, our service quality and business strategy may suffer.

Our performance is largely dependent on the talent and efforts of highly skilled medical professionals. Our future success will in part depend on our ability to identify, hire and retain highly qualified medical professionals of all areas of our treatment centers. The recruitment of qualified physicians is competitive in the PRC due to their shortage. The near-term supply of specialist physicians is limited due to the length of training required, including academic study and clinical training, which can take more than eight years for certain medical specialties, as well as additional certification and licensing requirements for certain specialties. Competition for such qualified professionals is intense. We believe that physicians generally consider the following key factors when selecting medical institutions to join: reputation and culture, the efficiency of hospital management, the quality of facilities and support staff, the number of patient visits, compensation, training programs and location. Our treatment centers may not effectively compete with other aesthetic medical treatment centers or clinics in hiring qualified professionals. We use physicians who also practice at other hospitals or treatment centers, as PRC regulations allow licensed physicians to register and practice at multiple medical institutions in the same provincial administrative area. If the PRC government imposes restrictions on such practice in the future, we may not be able to retain our current base of multi-site practice physicians. If we are unable to successfully recruit or retain seasoned and qualified physicians, our business, financial condition and results of operations may be adversely affected.

Our success is also dependent on our ability to recruit and retain qualified medical institution administrators and medical professionals. It has become increasingly costly to recruit and retain medical professionals in recent years and there is no guarantee that we will be able to recruit and retain sufficient medical professionals in the future. If we do not succeed in attracting an appropriate number of qualified treatment center managers, nurses, image consultants or other support staff, our service quality and our ability to execute our business strategy may suffer. A shortage of skilled professionals could also require us to pay higher wages, which would reduce our profits and have a material and adverse effect on our operating results and financial performance.

If our physicians and other medical professionals do not obtain and maintain appropriate licenses, we may be subject to penalties against our treatment center, which could adversely affect our business.

Medical practice in China is strictly regulated. Physicians, nurses and medical technicians who practice at medical institutions must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical institutions at which their licenses are registered. Please see “Item 4. Information on the Company—4.B. Business Overview—Regulation” for more details. In practice, it takes some time for physicians, nurses and medical technicians to transfer their licenses from one medical institution to another or add any further service scope or another medical institution to their permitted practicing institutions. From time to time, some of our physicians, nurses and other medical professionals could be required to make such amendments to their licenses due to changes to the location or nature of their work. We cannot assure you that all of our medical professionals have completed the transfer of their licenses and related government procedures in a timely manner or at all. In addition, we cannot assure you that our physicians, nurses and other medical professionals will always strictly follow the requirements and will not practice outside the permitted scope of their respective licenses. Our failure to properly manage the employment of our physicians, nurses and other medical professionals may subject us to administrative penalties against our treatment centers, which could adversely affect our business.

We may fail to maintain the quality of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use. If these products do not meet the required standards, we could be exposed to liabilities and our business operations and reputation could suffer.

Although we have adopted a series of measures for selecting suppliers, such as maintaining and updating a list of qualified suppliers, we cannot guarantee that all of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use are free of defects or substantially meet the relevant quality standards. We were involved in a lawsuit related to one of our patients who suffered severe complications after receiving a Botox injection at one of our treatment centers. Although the court found that all liability rested with the manufacturer, we cannot assure you that similar incidents will not occur in the future, or that such incidents will not materially and adversely affect us. Moreover, we launched new skincare products called The Four Beauty recently, which are manufactured by a third party and sold in our treatment centers. If the products provided by our suppliers are defective, of poor quality, or cause any adverse drug reaction, we could be subject to liability claims, complaints or related adverse publicity that could result in the imposition of penalties or even suspension of licenses by relevant authorities or compensation awarded by courts against us. We may also need to find suitable replacement products, which may lower our profit margins and result in delays in services to our customers.

Our suppliers are also subject to extensive laws and regulations. If our suppliers violate applicable laws and regulations, our reputation or procurement may be materially and adversely affected. PRC laws and regulations require us to procure materials from qualified suppliers, with requisite licenses, permits or filings to operate their business. We cannot ensure that all of our suppliers maintain all the licenses required or the validity of their licenses at all times. We have been fined with insignificant amounts by regulators in the past for failure to maintain proper records of our suppliers’ qualification expiration dates. It is possible we may in the future fail to comply with this requirement if, for example, our suppliers lose appropriate qualifications without our knowledge, which could result in penalties and fines. See “Item 4. Information on the Company—4.B. Business Overview—Regulation.” In addition, we may be exposed to reputational damage or even liabilities for defective goods provided by our suppliers or negative publicity associated with our suppliers, and our results of operations could suffer as a result.

Our business, financial condition, results of operations and prospects may be adversely affected by an unfavorable market perception of the overall aesthetic medical industry.

Aesthetic medical services have been gaining popularity in recent years. However, many consumers remain cautious about the risks inherent in aesthetic medical procedures. Media influences, peer perceptions, research indicating adverse health effects of aesthetic medical procedures or otherwise could lead to deterioration in the market perception of aesthetic medical treatments and to less demand for aesthetic medical services. In addition, if any allegation surfaces in the media or in social media forums of any accident, ineffectiveness of treatment, poor service standards or mishandling of sensitive personal information by any operator of aesthetic medical services, regardless of merit, the entire aesthetic medical industry and any industry participant including us could experience reputational harm. Our business, financial condition, results of operations and prospects may be materially and adversely affected as a result.

We face intense competition, and if we do not compete successfully against new or existing competitors, we may lose our market share and our profitability may be adversely affected.

We compete with private aesthetic hospitals and clinics and aesthetic medical departments in public general hospitals located in the same geographic areas as our treatment centers. We will also compete with future market entrants as the rapid growth of the aesthetic medical industry in the PRC may attract more domestic or international players to enter. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources and may be able to mimic and adopt our business model. We compete for customers primarily on the basis of location, price, the range and the quality of services that we offer and our brand name. We cannot assure you that we will be able to successfully compete against new or existing competitors. Any inability to successfully compete with new or existing competitors may prevent us from increasing or sustaining our revenue and profitability level and result in a loss of market share.

If we are unable to adapt to changing aesthetic medical trends and our customers’ changing needs, we will not be able to compete effectively, which may materially and adversely affect our business, financial condition and results of operations.

The aesthetic medical market requires us to closely monitor the trends in the market and the needs of our customers, which may require us to introduce new products, technologies, devices, solutions, service categories and treatment procedures and enhance our existing services and procedures. We have active dialogue and exchange of information with experts from well-respected aesthetic medical institutions overseas such as the United States, Europe, Singapore, Japan and South Korea to learn and adopt aesthetic medical solutions, standards and technologies. We must maintain strong relationships with leading overseas aesthetic medical institutions to ensure that we are accessing the latest technology and quickly and cost-effectively responding to our customers’ changing needs. We may be required to incur development and acquisition costs to keep pace with new technologies, implement technological innovations or to replace obsolete technologies. If we fail to identify, develop and introduce new products, solutions, service categories, features, enhancements and technologies on a timely and cost-effective basis, demand for our services may decrease and we may not be able to compete effectively or attract customers, which may materially and adversely affect our business and results of operations.

Our revenue is particularly sensitive to changes in economic conditions.

Demand for our aesthetic medical services and the resulting spending by our customers are particularly sensitive to changes in general economic conditions and our customers’ disposable incomes. We cannot assure you that the local economy in the places where we operate can sustain stable growth in consumer spending. During periods of current global economic downturn due to the adverse impact of COVID-19, people may reduce their spending on aesthetic medical services, which may materially and adversely affect our ability to generate revenue from these services, and our financial condition and results of operations.

If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have significantly expanded our business in the past few years. Out of our existing network of 25 treatment centers, we have established nine treatment centers, acquired nine treatment centers, and obtained minority stakes in one treatment center since January 2014. Our organization may become larger and more complex with the addition of treatment centers in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources.

To manage our growth and expansion, and to attain and maintain profitability, we will continue to place significant demands on our management and on our administrative, operational and financial personnel and infrastructure. Our success also depends on our ability to recruit, train and retain additional qualified management personnel and professionals as well as other administrative, sales and marketing personnel. To accommodate our growth, we need to continue managing our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and effort and significant additional expenditure. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

We have operations outside of China and intend to expand our international operations, which exposes us to significant risks.

We currently have operations throughout China and our network also covers Hong Kong and Singapore. Our business strategy includes further expanding our operations into new markets outside of China. Our company may become larger and more complex with our intended plans to expand into new geographic areas, through a combination of acquisitions and organic growth. The success of our business therefore depends, in large part, on our ability to operate successfully from geographically disparate locations and to further expand our international operations and sales. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those that we face in the China. We cannot assure you that further international expansion will be successful. For example, we entered into an agreement in February 2019 for an investment in LZP Holding, Inc., or LZP, which owns and operates five plastic surgery centers in California. Under the terms of the agreement, we will invest US$5 million for a 20% equity stake in LZP consisting of US$4 million in cash for LZP’s shares and a further US$1 million in promissory notes secured against LZP’s shares, repayable either in shares or in cash. In addition, we have an option to acquire a further 20% equity stake under the same terms, subject to the completion of a re-financing of LZP. However, LZP failed to meet the closing conditions. Although LZP returned our prepayment after termination of the agreement and currently no dispute has arisen therefrom, this investment did not yield returns as we originally planned.

Among the risks we believe are most likely to affect us include:

•       lack of control, difficulties, inefficiencies and costs associated with staffing and managing foreign operations;

•       greater difficulty collecting accounts receivable and longer payment cycles;

•       compliance with local laws and regulations and unexpected changes in regulatory requirements;

•       reduced protection for intellectual property rights in some countries;

•       the effectiveness of our policies and procedures designed to ensure compliance with similar anti-corruption, anti-money laundering, and sanction laws;

•       potential distraction of management from our China operations;

•       possible tariffs and trade restrictions;

•       foreign taxes;

•       fluctuations in currency exchange rates;

•       natural disasters, contagious disease outbreaks, travel restrictions, and war or terrorist activities; and

•       political and economic instability.

Our failure to manage any of these risks successfully could harm our operations, reduce our revenue, and have other adverse effects on our operating results.

Execution of our strategies to grow our business depends on our ability to successfully expand into new geographic areas in a timely, cost-effective and non-disruptive manner.

Execution of our strategies to grow our business depends partly on our ability to expand into new geographic areas in a timely, cost-effective and non-disruptive manner, through a combination of acquisitions and organic growth. Our ability to successfully expand into new markets depends on many factors including, among others, our ability to:

•       identify suitable geographic markets for the type of services we offer;

•       identify local consumer preferences;

•       address local market competition;

•       negotiate acceptable lease terms, including desirable tenant allowances;

•       hire, train and retain a growing workforce of doctors and other personnel;

•       successfully integrate new treatment centers into our existing control structure and operations, including our information technology systems; and

•       secure financing or maintain sufficient capital to invest in new treatment centers or making acquisitions.

If we fail to expand into new markets in a timely and cost-effective manner, whether through organic growth or through acquisitions, our overall business growth strategy and prospects could be materially and adversely affected.

We may be unable to identify or execute acquisition opportunities, businesses we acquire may have unknown or contingent liabilities, and we may not realize the benefits we anticipate from such acquisitions, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our success depends on our ability to continually enhance and broaden our service offerings in response to changing customer demands, competitive pressures and innovation. We may consider opportunities to partner with or acquire other businesses, products or technologies that may enhance our services platform or technology, expand the breadth of our operations or customer base or advance our business strategies. We may not be able to identify suitable targets for acquisition, or negotiate commercially acceptable terms for acquisitions. Even if we are able to identify suitable targets, such acquisitions can be difficult, time consuming and costly and we may not be able to secure necessary financing for the acquisitions. Businesses that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with relevant laws, rules and regulations. In acquiring the treatment centers, we typically require sellers to indemnify us for any claims and liabilities that are in connection with or arise from a time prior to our acquisitions.

However, we could suffer reputational harm for actual or alleged inferior service or harm that occurred at treatment centers prior to our acquisition and need to respond to claims initially as unsatisfied customers will likely pursue their claims against the treatment centers and us. Depending on the circumstances of the sellers, the indemnities we receive from them may not be sufficient or forthcoming, due to bankruptcy or disappearance of sellers or otherwise. Historically, certain entities we acquired failed to comply with certain regulations and the sellers did not provide sufficient indemnities. As a result, we may be liable for historical defects. Even if we have received indemnities, our reputation may be harmed because of the sellers’ historical defects. We maintain contact with the sellers of the treatment centers we acquired post acquisitions. Some of the sellers of our acquired treatment centers remain as minority shareholders of these subsidiaries. Moreover, any financial mitigation we receive from sellers of these treatment centers may not mitigate against any reputational harm we may suffer as a result of these claims. In addition, future acquisitions and subsequent integration of newly acquired assets and businesses into our own could be expensive and time-consuming, require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. If we are not able to identify, capture or execute opportunities to expand our operations successfully through acquisitions, or suffer reputational or financial harm caused by unknown or contingent liabilities of the treatment centers we acquire, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Newly opened and acquired treatment centers may not achieve operating results as anticipated, which could materially and adversely affect our results of operations.

It typically takes newly opened and acquired treatment centers a period of time to achieve a utilization rate comparable to our existing treatment centers, due to factors such as time needed to build customer awareness in the local community and to integrate new treatment centers’ operations into our existing infrastructure. The opening and acquisition of new treatment centers involve regulatory approvals and reviews by various authorities in China, including health authorities. We may not be able to obtain all the required approvals, permits or licenses for opening and acquisitions of treatment centers in a timely manner or at all. We may not be able to fully utilize the newly opened and acquired treatment centers as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. In addition, the operating results generated at the newly opened and acquired treatment centers may not be comparable to the operating results generated at any of our existing treatment centers. The treatment centers may even operate at a loss, which could materially and adversely affect our results of operations. Please see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Factors affecting our results of operations—Our expansion through organic growth and acquisitions.” As a result, our results of operations may fluctuate from year to year. Therefore, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them to predict our future performance or the price of our ADSs.

We are dependent on certain key members of our senior management and other key employees, and our business, financial condition, results of operations and prospects will suffer greatly if we lose their services.

We are dependent on certain key members of our senior management team, some of whom have been with us since our inception, to manage our current operations and meet future business challenges. In particular, we rely on the expertise, experience and leadership of Dr. Zhou Pengwu, our chairman and chief executive officer and Ms. Ding Wenting, our vice-chairwoman and spokesperson.

We do not maintain key personnel insurance. Competition for competent candidates in the industry is intense and the pool of competent candidates is limited. The loss of any key members of our senior management team could materially disrupt our operations and delay the implementation of our business strategies. In addition, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely limit our business and growth. In addition, if any member of our senior management team or key employees joins a competitor or forms a competing business, we may lose know-how, trade secrets, customers and key professionals and staff. We have entered into employment agreements, confidentiality and non-compete agreements with all of the key members of our management team. We cannot assure you, however, the extent to which any of these agreements will be enforceable under the applicable laws. For more details, see “—Risks relating to doing business in the PRC—Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us.” If, as a result of similar incidents, or events, we may lose the services of key members of our senior management, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property rights, which could harm our brand and our business.

We believe our trademarks and other intellectual property rights are crucial to our success. Our principal intellectual property rights include our trademarks for the “Pengai” brand. Although we rely on the registration of trademarks and applicable laws to protect our intellectual property rights, these measures may not be sufficient to prevent misappropriation of our intellectual property rights. There is no assurance that third parties will not infringe on our intellectual property rights. Our efforts to enforce or defend our intellectual property rights may not be adequate, may require significant attention from our management and may be costly. We may have to initiate legal proceedings to defend the ownership of our trademarks or brand against any infringement by third parties, which may be costly and time-consuming, and we might be required to devote substantial management time and resources in an attempt to achieve a favorable outcome. Furthermore, the outcome of any legal actions to protect our intellectual property rights may be uncertain. If we are unable to adequately protect or safeguard our intellectual property rights, our business, financial condition, results of operations and prospects may be adversely affected.

In addition, as permitted by the PRC laws, other parties may register trademarks which may look similar to our registered trademarks under certain circumstances, which may cause confusion among consumers. We may not be able to prevent other parties from using trademarks that are similar to ours and our consumers may confuse our treatment centers with others using similar trademarks. In such case, the goodwill and value of our trademarks and the public perception of our brand and our image may be adversely affected. A negative perception of our brand and image could have a material and adverse effect on our sales, and therefore on our business, financial condition, results of operations and prospects.

Our business is subject to seasonality.

Our operating results are exposed to seasonal fluctuations in demand for our services. We usually experience relatively higher customer visits in the second half of each financial year, which is mainly because (i) customers tend to come to our treatment centers and receive our services in summer, which leads to an increased number of procedures performed in the second half of the year; and (ii) we also experience a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and in anticipation of the subsequent New Year and Chinese New Year holidays. As such, our revenue is usually slightly higher in the second half of the year.

Our historical financial and operating results may not be indicative of future performance, and we may not be able to achieve and sustain the historical level of revenue and profitability.

Our historical results may not be indicative of future performance. Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the price of the ADSs to decline. Our revenue, cost, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, new trends in the aesthetic medical market and our ability to control costs and operating expenses. Our operations largely depend on our ability to retain current customers and attract new ones, encourage more spending by our customers, continue adopting innovative technologies and introducing new services in response to customer demand, increase brand awareness through marketing and promotional activities and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of them in the future. We believe that period-to-period comparisons of our operating results in the past may not be indicative of our future performance and you should not rely on them to predict the future performance of our operating results or ADSs.

Landlords’ lack of required permits, failure to renew leases, failure to fulfill the procedure of leasing or substantial increases in rents may materially and adversely affect our business and financial performance.

Most real estate for our treatment centers is leased. The availability of commercially attractive locations for our treatment centers is important to our business. Upon the expiry of each of the lease agreements, we have to negotiate terms of renewal with the relevant landlord. As there has been a general increase in rent for commercial properties in the PRC in recent years, and as a majority of our treatment centers are located on premises leased from independent third parties in central urban locations, there is no guarantee that we can renew the leases or negotiate new leases on similar or favorable terms (including, without limitation, on similar tenure and with similar rent) in the future, if at all, or that the leases will not be terminated early by the landlords. In the event that we are required to seek alternative locations for our treatment centers, there is no guarantee that we can secure comparable locations or negotiate leases on comparable terms. In addition, the use of certain of our leased buildings is inconsistent with the permitted use of such buildings or such land and some landlords or lessors did not obtain sufficient approvals, permits and registrations from the governmental authorities and the other third parties. If any challenge from any government authority or a third party arises, our lease agreement may be invalidated and we may also be required to relocate our operations. Furthermore, certain of our lease agreements have not been filed with the PRC authorities, which may subject us to fines if the relevant PRC authority requires us to rectify and we fail to do so within a specified period of time. In addition, certain of our leased properties are subject to mortgage. We may be forced to relocate in the event that the mortgagees are entitled to exercise their rights under the relevant mortgages. If we were forced to relocate, we might not be able to relocate to desirable locations in a timely and cost-effective manner. All these factors may have an adverse impact upon our business operation, financial position and our future potential growth.

We are not in full compliance with social insurance, housing provident funds and income tax contributions.

We are required to make social insurance, housing provident funds and income tax contributions for the benefit of employees of our PRC subsidiaries under PRC laws and regulations. Our PRC subsidiaries have not made social insurance, housing provident funds and income tax contributions in full for all of their employees. Companies operating in the PRC are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. Our PRC subsidiaries have not fully withheld the individual income tax in accordance with the relevant PRC laws and regulations.

Under the relevant PRC laws and regulations, the relevant PRC authorities may determine that we need to make supplemental social insurance and housing fund contributions and that we are subject to fines, supplementary payment and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, in which case our business, financial position or operation may be adversely affected. With respect to the underwithheld individual income tax, we may be required by relevant PRC authorities to make up sufficient withholding and pay late fees and fines. In addition, some of our PRC subsidiaries make social insurance for employees of other PRC subsidiaries, in which case we are subject to fines and adverse record on our credit files. If so, our business, financial position or operation may be adversely affected.

Our business is subject to professional and other liabilities for which we may not be insured.

We are exposed to potential liabilities that are inherent to the aesthetic medical and healthcare industries. Our treatment centers have been the subject of such claims in the past. As of the date of this annual report, we maintain professional malpractice liability insurance for key doctors and medical staff in most of our aesthetic medical treatment centers. However, we may face liabilities that exceed our available insurance coverage or arise from claims outside the scope of our insurance coverage. For example, although the scope of our insurance generally covers all of the treatments and services we provide, from time to time, we have commenced operations at new treatment centers before those centers were added to our group insurance coverage package. As a result, the operations at those centers temporarily exceeded the scope of our insurance coverage while we worked with our insurers to extend coverage to those centers. In 2017, 2018 and 2019, revenue generated from our operations at treatment centers while outside the scope of our insurance coverage amounted to 3.0%, 2.2% and 0.8% of our total revenue, respectively. In 2017, 2018 and 2019, we incurred costs of RMB0.9 million, RMB1.5 million and RMB2.0 million (US$0.3 million), respectively, in connection with settlements which were not covered by our insurance. Our insurance policies are subject to annual renewal and we may not be able to obtain malpractice insurance in the future on acceptable terms or at all. In addition, our insurance premiums could be subject to increases in the future, which may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase as a result of liability claims or other litigation, then our business, financial condition and results of operations may be adversely affected.

We could be exposed to risks related to our management of customers’ medical data.

Our treatment centers collect and maintain medical data and treatment records of our customers. PRC laws and regulations generally require medical institutions and their medical personnel to protect the privacy of their customers and prohibit unauthorized disclosure of personal information. Such medical institutions and their medical personnel will be liable for damage caused by divulging the customers’ private or medical records without consent. We have taken measures to maintain the confidentiality of our customers’ medical records, including encrypting such information in our information technology system so that it cannot be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our customers’ medical records. However, these measures may not always be effective in protecting our customers’ medical records. Our information technology systems could be breached through hacking. Personal information could be leaked due to any theft or misuse of personal information due to misconduct or negligence. In addition, although we do not make the customers’ medical records available to the public, we use such data on an aggregated basis after redacting personally identifiable information for marketing purposes. Although we believe our current usage of customers’ medical records is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data. Failure to protect customers’ medical records, or any restriction on or liability as a result of, our use of medical data, could have a material adverse effect on our business.

A technological failure, security breach or other disruptions of our computer network infrastructure and centralized information technology systems may interrupt our business.

Our computer network infrastructure and information technology systems are critical for our operation, such as billing, financial and budgeting data, customer records and inventory. We regularly maintain, upgrade and enhance the capabilities of our information technology systems to meet operational needs. Any failure associated with our information technology systems, including those caused by power disruption or loss, natural disasters, computer viruses or hackers, network failures or other unauthorized tampering, may cause interruptions in our ability to provide services to our clients, keep accurate records, and maintain proper business operations, which may adversely affect our business, financial condition and results of operations.

In addition, a variety of our software systems are hosted by third-party service providers whose security and information technology systems are subject to similar risks. The failure of our or our service providers’ information technology could disrupt our entire operation or result in decreased sales, increased overhead costs and product shortages, all of which could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

The significant amount of advertising and marketing expenses spent on enhancing our brand awareness may not be effective and may adversely affect our results of operations.

We plan to enhance our brand recognition among our existing and target customers along with our expansion into new geographic areas. Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our strategic expansion into new markets, we normally increase advertising of our brand through various advertising media platforms, which requires significant expenses before these newly opened treatment centers reach expected profit levels, thereby affecting our overall profitability. In 2017, 2018 and 2019, our advertising and marketing expenses were RMB227.5 million, RMB245.9 million and RMB303.9 million (US$43.6 million), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and mobile search engines, marketing and social media platforms. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time is hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or generate sustainable revenue and profit.

If we fail to maintain and further develop our direct sales force and partner networks, our business could suffer. Additionally, our third-party partners may not effectively promote our services or may engage in activities that could harm our reputation and sales of our products and services.

We rely on our direct sales force and partner networks to generate sales, including referral arrangements with businesses in the beauty industry such as hairdressers. However, if we fail to maintain or develop our sales force and partner networks, or if any of our partners are ineffective in promoting our services or engage in activities that harm our reputation, it could have a material adverse effect on our ability to generate sales, which could have a material adverse effect on our business, financial condition and results of operations.

We may grant employee share options and other share-based compensation awards in the future. Any additional grant of employee share options and other share-based compensation awards in the future may have a material adverse effect on our results of operations.

We have adopted and may in the future adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers, directors and other eligible persons to incentivize their performance and align their interests with ours. For more information on these share incentive plans, see “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—6.B. Compensation— Performance Incentive Plan.” As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. We are required to account for share-based compensation in accordance with IFRS 2—Share-based Payment, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected. The expenses associated with share-based compensation will decrease our profitability, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by such share-based awards.

In preparing our consolidated financial statements for the year ended December 31, 2016, a material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In preparing our consolidated financial statements for the year ended December 31, 2016, a material weakness was identified in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Item 5. Operating and Financial Review and Prospects—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, a public company’s reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Risks relating to our corporate structure

If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements.

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. We historically held more than 70.0% in five of our PRC subsidiaries after the effective date of the Foreign Investment Catalog 2015, namely Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. We decreased our shareholdings in these PRC subsidiaries to 70.0% by transferring excess equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. In connection with such equity transfer to Dr. Zhou and Dr. Zhou Pengwu’s shareholding, in Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., which he acquired from other shareholders in 2018 and 2019, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu and the Relevant Subsidiaries, among other parties, with respect to the Target Equity Interests. For details of the Contractual Arrangements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, the execution, delivery and performance of each of the Contractual Arrangements by the parties thereto, and the consummation of the transactions contemplated thereunder do not and will not result in any violation of any explicit requirement under applicable PRC Laws currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including those relating to foreign investment restrictions and the Foreign Investment Law (as defined below). There can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws or regulations relating to Contractual Arrangements will be adopted, or if adopted, what they would provide. In particular, the Ministry of Commerce of the PRC, or MOFCOM published discussion drafts of a proposed Foreign Investment Law for public review and comments in January 2015. The Standing Committee of National People’s Congress published another discussion draft of the Foreign Investment Law and its amendment in December 2018 and January 2019 respectively, and on March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020. See “—Risks relating to doing business in the PRC—Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us.”

If our ownership structure, Contractual Arrangements or businesses of the Relevant Subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or if the Relevant Subsidiaries fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•       revoking the Contractual Arrangements;

•       imposing fines, confiscating the income from the Relevant Subsidiaries, or imposing other requirements with which we may not be able to comply;

•       discontinuing or restricting our operations in the PRC;

•       imposing conditions or requirements with which we may not be able to comply; or

•       taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our failure to receive the economic benefits of the Target Equity Interests, we may not be able to consolidate the above in our consolidated financial statements in accordance with IFRS as issued by IASB.

The Contractual Arrangements may not be as effective in providing control as direct ownership and Relevant Subsidiaries or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements.

We own and hold 70.0% of equity interests in the Relevant Subsidiaries (except for Shenzhen Pengai Xiuqi and Yantai Pengai Jiayan, in which we hold 67.0% and 65.0% equity interest, respectively) and will rely on the Contractual Arrangements to control the Target Equity Interests in the Relevant Subsidiaries. The Contractual Arrangements may not be as effective as direct ownership in controlling over the Target Equity Interests. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. These legal remedies may not be as effective as direct ownership in controlling the Target Equity Interests. All the agreements under the Contractual Arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these Contractual Arrangements will be resolved through arbitration in China. However, the legal framework and system in China are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and cause a delay. If we fail to enforce Contractual Arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing Contractual Arrangements, our control over the Target Equity Interests may be negatively affected.

Dr. Zhou Pengwu may have potential conflicts of interest with us, which may materially and adversely affect our control over the Target Equity Interests.

We have control over the Relevant Subsidiaries by holding 70.0% of equity interest in each of the Relevant Subsidiaries (except for Shenzhen Pengai Xiuqi and Yantai Pengai Jiayan, in which we hold 67.0% and 65.0% equity interest, respectively), and we control the Target Equity Interests directly held by Dr. Zhou Pengwu through the Contractual Arrangements. Dr. Zhou Pengwu may have potential conflicts of interest with us due to his role as director of our company and director of certain of the Relevant Subsidiaries, as what is in the best interests of the Relevant Subsidiaries may not be in the best interests of our company. Dr. Zhou Pengwu may breach or refuse to renew the existing Contractual Arrangements we have with him and the Relevant Subsidiaries, which would materially and adversely affect our control over the Target Equity Interests and our ability to receive economic benefits in connection with the Target Equity Interests. If Dr. Zhou Pengwu breaches Contractual Agreements or otherwise has disputes with us, we may have to initiate arbitration or other legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly distract our management’s attention, adversely affect our ability to control the Target Equity Interests and otherwise result in negative publicity and adversely affect the reputation of our treatment centers. There is no assurance that the outcome of any such dispute or proceeding will be in our favor.

Our Contractual Arrangements with the Relevant Subsidiaries may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities, and additional taxes and interest may be imposed. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may be subject to material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements between Shenzhen Pengai Investment, Dr. Zhou Pengwu and the Relevant Subsidiaries were not entered into on an arm’s length basis and make special tax adjustments to the tax positions of Shenzhen Pengai Investment and Dr. Zhou Pengwu.

In addition, if Shenzhen Pengai Investment exercises the option to purchase all or any part of the Target Equity Interests, the equity interest transfer price may be subject to review and tax adjustment by the relevant tax authority. Dr. Zhou Pengwu will be subject to personal income tax on the difference between the equity interest transfer price and the amount he has paid to obtain the Target Equity Interests. According to the exclusive option agreement under the Contractual Arrangements, Dr. Zhou Pengwu may pay the remaining amount to Shenzhen Pengai Investment, and the amount to be received by Shenzhen Pengai Investment may also be subject to enterprise income tax. Such tax amounts could be substantial, and our financial condition may be adversely affected as a result.

Furthermore, the PRC tax authorities may impose any late payment fees and other penalties on the Relevant Subsidiaries for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if any of the Relevant Subsidiaries’ tax liabilities increase or if late payment fees and other penalties are imposed.

If the PRC government deems our PRC medical centers as “Sino-Foreign Equity Medical Institutions,” we could be subject to certain liabilities for the failure to be compliance with the JV Interim Measures.

Since the Foreign Investment Catalog 2015 became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, the percentage stipulated in the JV Interim Measures. We own and hold our equity interests in the PRC treatment centers indirectly through Pengai Investment. Since the JV Interim Measures do not address the equity percentage of a medical institution held indirectly by a non-PRC entity through its subsidiary in the PRC, we do not believe that we, both prior to and after we decreased our indirect shareholding in the Relevant Subsidiaries to 70.0%, are in violation of any explicit provision of the JV Interim Measures. However, we cannot assure you that the PRC regulatory authorities will not take a different view in the future. In the case that the PRC government authorities deem our PRC medical centers as a Sino-Foreign Equity Medical Institution, we may face liabilities for not meeting the requirements or administrative procedures for Sino-Foreign Equity Medical Institutions historically.

Risks relating to doing business in the PRC

The enforcement of the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and limit our flexibility to use labor. Our failure to comply with PRC labor-related laws may expose us to penalties.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years and will reach the statutory retirement age within ten years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. As a result, our ability to terminate employees is significantly restricted. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time. The requirement to maintain employee benefit plans has not been implemented consistently by local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be subject to fines and penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements. If we are subject to penalties, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.

Most of our operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange allocation of resources, an evolving regulatory resources, and a lack of sufficient transparency in the regulatory process. While the PRC economy has experienced significant growth over the past 40 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the PRC government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operation. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected.

Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us.

We conduct our business primarily through our subsidiaries in China. PRC laws and regulations govern our operations in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China, which may not sufficiently cover all of the aspects of our economic activities in China. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability regarding our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties could materially and adversely affect our business and results of operations.

In January 2015, the Ministry of Commerce of the PRC, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the 2015 Draft Foreign Investment Law. The National People’s Congress published another discussion draft of the Foreign Investment Law and its amendment, or the 2018 Draft Foreign Investment Law, on December 2018 and January 2019 respectively. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has come into effect since January 1, 2020, or the 2019 Foreign Investment Law. Among other things, the 2015 Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign invested enterprise, or FIE. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a pre-approval process. The 2019 Foreign Investment Law have revised the definition of “foreign investment” and removed all references to the definitions of “actual control” or “variable interest entity structure” under the 2015 Draft Foreign Investment Law, and have further specified that all “foreign investments” shall be conducted pursuant to the negative list issued or approved to be issued by the State Council.

Notwithstanding the above, the 2019 Foreign Investment Law stipulates that foreign investment includes foreign investors investing in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council. There are possibilities that the Contractual Arrangements adopted by us will be deemed as a form of foreign investment, at which time it will be uncertain whether our investment in treatment centers in China and the Contractual Arrangements will be deemed to be in violation of the foreign investment regulations and how they will be handled. Therefore, there is no guarantee that the Contractual Arrangements, our business and operation will not be materially and adversely affected in the future due to the changes in PRC laws and regulations. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Changes in international trade policies and barriers to trade or the emergence of a trade war may dampen growth in China and other markets where we operate, and our business operations and results may be negatively impacted.

The U.S. administration under President Donald J. Trump has advocated for greater restrictions on international trade in general, which significantly increases import tariffs on certain goods into the U.S., particularly from China. President Trump has also taken steps toward restricting trade in certain goods. For example, in 2018, the U.S. government announced three finalized tariffs that applied exclusively to products imported from China, totaling approximately US$250 billion, and in May 2019 the U.S. government increased the rate of certain import tariffs previously levied on Chinese products from 10% to 25%. In addition, in August 2019, President Trump threatened to impose additional tariffs on remaining Chinese products, totaling approximately US$300 billion, while the U.S. government declared China as a currency manipulator. On December 13, 2019 the U.S. and China signed a “phase one” trade agreement, which avoided the imposition of additional tariffs. However, there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Trade tensions between China and the U.S. may intensify, and the U.S. government may adopt even more drastic measures in the future. China and other countries have retaliated, and may further retaliate, in response to new trade policies, treaties and tariffs implemented by the U.S. government. Such retaliatory measures may further escalate existing tensions between the countries or even lead to a trade war. Such escalation of trade tensions and the proposed tariffs may cause further depreciation of the RMB currency and a contraction of certain PRC industries. As such, there may be potential decrease in the spending power of our target customers, a negative impact on our operations or on our suppliers, and/or a contraction of the PRC aesthetic medical services market. We may have access to fewer business opportunities, and our operations may be negatively impacted. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, and/or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or the FCPA, Chinese anti-unfair competition laws and relevant tax laws, and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

We are subject to the FCPA. The FCPA generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly China. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

Some of our PRC subsidiaries may pay commissions to or reimburse the expenses and costs incurred by individuals or entities if they recommend customers. Pursuant to the Anti-Unfair Competition Law of the PRC, amended and effective on April 23, 2019, commissions to suppliers are permitted if the parties properly reflect such commissions in their financial records. We are also required to withhold individual income tax in the case the referee is an individual. We have reflected such commissions on our financial records and withheld individual income tax based on our understanding. However, as we do not regard the reimbursement of expenses and costs as part of the commissions, reimbursement paid to the referee may not be reflected on our financial records or have individual income tax withheld. There is no assurance that the relevant PRC authorities will take a view consistent with our understanding. As of the date of this annual report, we have not received any penalty decisions from any relevant PRC authorities. However, we cannot assure you that we will not be subject to penalty due to allegations of violating relevant commercial bribery or anti-unfair competition laws or tax laws in the future by the local authorities in the regions where we have operations or that we will be able to defend ourselves against such allegations. If we become subject to penalties or fines for violating relevant commercial bribery or anti-unfair competition laws and/or tax laws, our business and reputation may be adversely affected.

Restrictions on currency exchange may limit our ability to receive and use financing in foreign currencies, including the remaining proceeds from our initial public offering, effectively.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of transactions under the capital account, requires the approval of and/or registration with PRC government authorities, including the Chinese State Administration of Foreign Exchange, or SAFE. In particular, if we finance our PRC subsidiaries by means of foreign debt from us or other foreign lenders, the amount is not allowed to, among other things, exceed the statutory limits and such loans must be registered with the local counterpart of the SAFE. If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be registered or filed by the relevant government authority.

In the light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, filings or obtain the necessary government approvals on timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations, filings, or obtain such approval, our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC resident beneficial owners or our wholly foreign-owned subsidiaries in China to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In October 2005, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75, that requires PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents.

In July 2014, SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37 and overruled SAFE Circular 75 on the same date. SAFE Circular 37 requires PRC residents or entities to register with of the SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of or any significant changes with respect to the special purpose vehicle. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 from June 2015. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, our wholly foreign-owned subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to our wholly foreign-owned subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

To our knowledge, besides Dr. Zhou and Ms. Ding, who have fulfilled the registration under SAFE Circular 75, and besides Shanghai Qiangshi Business Information Consultant Co., Ltd, who has fulfilled the procedure of overseas investment for the purpose of purchasing and holding our company’s ordinary shares through Wise Sunny Limited, we are not aware of any PRC residents or entities who hold direct or indirect interests in our company and are subject to SAFE filing or registration requirements, and we will request PRC residents who we know hold direct or indirect interests in our company, if any, to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents or entities will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident or entities shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our wholly foreign-owned subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC regulations and rules concerning mergers and acquisitions including the Rules on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules with respect to mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, according to the Anti-Monopoly Law of PRC promulgated on August 30, 2007 and the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations, or the Prior Notification Rules issued by the State Council in August 2008 and amended on September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold is crossed and such concentration shall not be implemented without the clearance of prior notification. In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire the de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that our business is not in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. The Circular on the Relevant Tax Policies in Respect of Medical and Hygiene Institutions issued by the State Administration of Taxation, or the SAT and Ministry of Finance that became effective in July 2000 and amended in 2009, specifies that to support the development of profitable medical institution, the following preferential policy shall be applied to the income derived by profitable medical institution as is directly used to improve the medical and hygiene service conditions within three years after the date of obtaining practice registration: (1) the self-produced preparation for its own use shall be exempted from any value-added tax; and (2) the property, land, vehicles and vessels for the profitable medical institution’s own use shall be exempted from real estate tax, land-use tax of cities and towns and operation tax of vehicle and ship. Upon the expiration of the term of three years for exempting from tax, the tax collection shall be restored. The Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax issued by the State Administration of Taxation, or the SAT and Ministry of Finance that became effective in May 2016, specifies that medical institutions which provide the medical services are exempted from value-added tax during the pilot scheme period for levying VAT in place of business tax. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including compliance with the applicable financial incentive agreements and completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do so we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

The PRC Enterprise Income Tax Law, or the EIT Law and the Regulation on the Implementation of the EIT Law, effective as of January 1, 2008, define the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises.” Under the EIT Law, an enterprise incorporated outside of PRC whose “de facto management bodies” are located in PRC is considered a “resident enterprise” and will be subject to a uniform 25% enterprise income tax (EIT) rate on its global income. On April 22, 2009, PRC’s State Administration of Taxation, or the SAT, in the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, further specified certain criteria for the determination of what constitutes “de facto management bodies.” If all of these criteria are met, the relevant foreign enterprise may be regarded to have its “de facto management bodies” located in China and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Although SAT Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in SAT Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises.

We believe that neither our company nor any of our subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of its subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, that entity would be subject to a 25% enterprise income tax on its global income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% EIT on its global income may increase our tax burden. Dividends paid to a PRC resident enterprise from its wholly-owned subsidiaries in China may be regarded as tax-exempt income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the EIT Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued relevant guidance.

In addition, if we are classified as a PRC resident enterprise for PRC tax purposes, we may be required to withhold tax at a rate of 10% from dividends we pay to our shareholders, including the holders of the ADSs, that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, Peng Yi Da, which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate primarily all of their revenue in renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their renminbi revenues to pay dividends to us.

In response to the persistent capital outflow in China and renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, China’s People’s Bank of China, or the PBOC, and the SAFE have promulgated a series of capital control measure over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We and our shareholders face uncertainties in the PRC with respect to indirect transfers of equity interests in PRC resident enterprises.

The indirect transfer of equity interest in PRC resident enterprises by a non-PRC resident enterprise, or Indirect Transfer, is potentially subject to income tax in China at a rate of 10% on the gain if such transfer is considered as not having a commercial purpose and is carried out for tax avoidance. The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years. SAT Circular 7 sets out the scope of Indirect Transfers, which includes any changes in the shareholder’s ownership of a foreign enterprise holding PRC assets directly or indirectly in the course of a group’s overseas restructuring, and the factors to consider in determining whether an Indirect Transfer has a commercial purpose. An Indirect Transfer satisfying all the following criteria will be deemed to lack a bona fide commercial purpose and be taxable under PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in China, or 90% or more of its income is derived directly or indirectly from China; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable assets are limited and are insufficient to prove their economic substance; and (iv) the non-PRC tax payable on the gain derived from the indirect transfer of the PRC taxable assets is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, a non-resident enterprise’s buying and selling shares or ADSs of the same listed foreign enterprise on the public market will fall under the safe harbor available under SAT Circular 7 and will not be subject to PRC tax pursuant to SAT Circular 7.

On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017 and amended on June 15, 2018. SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties regarding the reporting required for and impact on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. For example, the PRC tax authorities may consider that our current offering involves an indirect change of shareholding in our PRC subsidiaries and therefore it may be regarded as an Indirect Transfer under SAT Circular 7 or SAT Circular 37. Although we believe no SAT Circular 7 or SAT Circular 37 reporting is required on the basis that the current offering has commercial purposes and is not conducted for tax avoidance, the PRC tax authorities may pursue us to report under SAT Circular 7 or SAT Circular 37 and request that we and our PRC subsidiaries assist in the filing. As a result, we and our subsidiaries may be required to expend significant resources to provide assistance and comply with SAT Circular 7 or SAT Circular 37, or establish that we or our non-resident enterprises should not be subject to tax under SAT Circular 7 or SAT Circular 37, for the current offering or other transactions, which may have an adverse effect on our and their financial condition and day-to-day operations.

Any failure to comply with PRC regulations regarding the registration requirements for our employee equity incentive plans may subject us to fines and other legal or administrative sanctions, which could adversely affect our business, financial condition and results of operations.

We have adopted a share incentive plan and a performance incentive plan pursuant to which we may grant share options or other equity incentives to our directors, employees or consultants in the future. In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. In accordance with the Stock Option Rules and relevant rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas publicly listed company, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to such regulation. However, any failure to comply with the SAFE registration requirements may subject them to fines and legal sanctions and may limit the ability of our PRC subsidiaries to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

Proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our inability to file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Big Four PRC-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies under the SEC’s investigation. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 12, 2014, the Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the Big Four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the Big Four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Big Four PRC-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks relating to the ADSs

We have broad discretion to determine how to use the remaining net proceeds from our initial public offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

Although we currently intend to use the remaining net proceeds from our initial public offering in the manner described in the section titled “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds” in this annual report, our management will have broad discretion over the use of net proceeds from our initial public offering, and we could spend the net proceeds from our initial public offering in ways the holders of the ADSs may not agree with, or that do not yield a favorable return. Because of the number and variability of factors that will determine our use of the net proceeds from our initial public offering, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of our initial public offering.

Our chief executive officer, Dr. Zhou Pengwu, and his spouse, Ms. Ding Wenting, are able to control and exert significance influence over our company, and their interest may be different from or conflict with that of the holders of our ADSs.

Our chief executive officer, Dr. Zhou Pengwu, and his spouse, Ms. Ding Wenting, jointly control more than 50% of the voting power of our company. Although currently each of Dr. Zhou Pengwu and Ms. Ding Wenting disclaims beneficial ownership of any of our ordinary shares beneficially owned by the other, they might act as a group in the future. In addition, one of our directors, Dr. Zhou Yitao, is the son of Dr. Zhou Pengwu. In addition to the elections of our directors, Dr. Zhou Pengwu and Ms. Ding Wenting are and will continue to be able to exert a significant degree of influence or actual control over other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Dr. Zhou Pengwu’s and Ms. Ding Wenting’s interest might not always be aligned with the interests of our other shareholders.

Certain provisions in our fourth amended and restated articles of association may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions.

Our fourth amended and restated articles of association, currently in effect, provides, among other things, that (i) ADV and IDG (and under certain circumstances, a transferee of ADV’s shares) each have the right to appoint one of our directors; (ii) subject to applicable laws and our fourth amended and restated articles of association, Dr. Zhou Pengwu’s consent is required to approve certain mergers, acquisitions, joint ventures, partnerships and alliances of or by us or our subsidiaries, or to approve the appointment or removal of our chief executive officers; and (iii) certain actions including the voluntary delisting of the our securities, a Change of Control Event (as defined in our fourth amended and restated articles of association) and certain transfers or other disposals of any assets, businesses or securities of us or any of our subsidiaries, can only be approved by shareholders’ resolutions. For more details, please see “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Appointment of directors by our principal shareholders” and “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Ordinary Shares—Reserved Matters.”

As a result of these provisions in our fourth amended and restated articles of association, although holders of our ordinary shares have the same voting rights, certain shareholders such as Dr. Zhou Pengwu, ADV and IDG will have considerable influence over certain corporate governance matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and appointment of chief officers. Such principal shareholders may take actions that are not in the best interest of us or our other shareholders.

These provisions may also discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These provisions may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

We might be a “controlled company” as defined under the Nasdaq Stock Market Rules in the future. As a result, we would be entitled to rely on exemptions from certain corporate governance requirements and holders of our ordinary shares or ADSs may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.

Our chief executive officer, Dr. Zhou Pengwu, and his spouse, Ms. Ding Wenting cumulatively hold more than 50% of the voting power for the election of our directors. Although currently each of Dr. Zhou Pengwu and Ms. Ding Wenting disclaims beneficial ownership of any of our ordinary shares beneficially owned by the other, they might file a formal notice to act as a group in the future, under which situation we would be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules. If we are deemed as a “controlled company,” we would qualify for exemptions from several of corporate governance requirements under the Nasdaq listing standards, including requirements that:

•       a majority of the board of directors consist of independent directors;

•       compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

•       director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq- listed companies as long as Dr. Zhou Pengwu and Ms. Ding Wenting file a formal notice to act as a group, controlling more than 50% of the voting power of our company, and our board determines to rely upon one or more of such exemptions.

We may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities analysts do not publish favorable research about our business or if they publish negative evaluations of our business, the price of the ADSs could decline.

The trading market for the ADSs will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We are an “emerging growth company” as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to us as an “emerging growth company” will make the ADSs less attractive to investors.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds US$1.07 billion, if we issue more than US$1.0 billion in non-convertible debt securities during any three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds US$700.0 million. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our stock price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADSs may not be able to remain listed on the Nasdaq Global Market.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by the Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase, or sell, our ordinary shares or ADSs.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain corporate governance requirements under the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law had no corporate governance regime which prescribes specific corporate governance standards as of the date of this annual report. For example, we have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Market that listed companies must have a majority of independent directors. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing standards. If we lost our foreign private issuer status, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer, in order to maintain a listing on a U.S. securities exchange.

The audit report included in this annual report was prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including the independent registered public accounting firm of our company, must be registered with the PCAOB, and are subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with applicable professional standards. Because substantially all of our operations are within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the United States or the CSRC or the Ministry of Finance in the PRC. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the Chairman and the Chief Accountant of the SEC and the Chairman of the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On February 19, 2020, the Chairman, the Chief Accountant and the Director of the Divisions of Corporation Finance of the SEC and the Chairman of the PCAOB issued another joint statement, which again emphasized the Big Four audit firms’ audit quality across their global networks, along with the challenges of auditing public companies with operations in emerging markets like China. On April 21, 2020, the Chairman, the Chief Accountant and the Directors of the Divisions of Corporation Finance and Investment Management of the SEC and the Chairman of the PCAOB revisited, among other risks and uncertainties associated with investments in companies that are based, or have substantial operations, in emerging markets including China compared with those in more established markets, (i) the PCAOB’s inability to inspect audit work papers in China, (ii) substantial difficulties in bringing and enforcing actions by the SEC, the Department of Justice and other authorities against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, and (iii) the limitations on shareholder rights and remedies such as class action and fraud claims therein. While these statements did not constitute a rule, regulation, or statement of the SEC, nor create any new or additional obligations for issuers, it remains unclear what further actions, if any, the SEC and PCAOB will take to address such concern. Moreover, we cannot predict how markets and investors will respond to such ongoing concern of regulators over foreign private issuers including us.

Inspections of other PCAOB-registered firms by the PCAOB outside of China have identified deficiencies in their audit procedures and quality control procedures, which may improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The lack of PCAOB inspections may subject us to additional risks in light of the changing regulatory framework. As part of a continued regulatory focus in the United States on limited access to business books and records and audit work papers caused by the protection of state secrets and national security laws in China, the bill of Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act was introduced to the U.S. Congress on June 5, 2019. The major purpose of this bill is to avail U.S. regulators of access to review audits for Chinese companies in the same manner in which they review those of firms in any other nation. Currently in the first stage of the legislative process, this bill proposes, among others, (i) to require the SEC to maintain a public available list of foreign issuers whose audit report cannot be inspected or investigated by the PCAOB because of a position taken by an authority that is outside of the United States, and (ii) to prohibit the listing on exchanges (such as Nasdaq) of any security of a foreign issuer that, beginning in 2025, has been identified in such list.

Such legislation efforts could cause investor uncertainty for affected foreign issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed on exchanges in the United States.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

We have never declared or paid any dividends on our ordinary shares. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs at least in the near term, and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors purchased their ADSs.

There is no public market for our ordinary shares, and you may not be able to resell the ADSs at or above the price you paid, or at all.

Our ADSs are listed on the Nasdaq Global Market, while there is no public market for our ordinary shares. Our ordinary shares will not be listed on any other exchange, or quoted for trading on any over-the-counter trading system, in the United States. The initial public offering price for the ADSs were determined by negotiations between us and the underwriters and may bear no relationship to the market price for the ADSs after our initial public offering. We cannot assure you that an active trading market for the ADSs will develop or maintain, or that the market price of the ADSs will increase above the initial public offering price. If an active trading market for the ADSs does not develop or maintain, the market price and liquidity of the ADSs will be materially and adversely affected.

The market price for the ADSs may be volatile which could result in substantial loss to you.

The market price for the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•       announcements of competitive developments;

•       regulatory developments affecting us, our customers or our competitors;

•       reputation of players in our industry or companies headquartered in China;

•       announcements regarding litigation or administrative proceedings involving us;

•       actual or anticipated fluctuations in our period-to-period operating results;

•       changes in financial estimates by securities research analysts;

•       additions or departures of our executive officers;

•       fluctuations of exchange rates between the RMB and the U.S. dollar;

•       release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•       sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the growing credit market crisis and the recession in the United States. As recently as August 2015, the exchanges in China experienced a sharp decline. Prolonged global capital markets volatility may affect overall investor sentiment towards the ADSs, which would also negatively affect the trading prices for the ADSs.

Fluctuations in currency exchange rates may have a material adverse effect on our results of operations and the value of your investment.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar, and the renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the renminbi and U.S. dollar remained within a narrow band. In June 2010, the PBOC, announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, more recently, on August 11, 12 and 13, 2015, the PBOC significantly devalued the renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. On October 1, 2016, the renminbi joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the renminbi depreciated significantly while the U.S. dollar surged and China experienced persistent capital outflows. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. There is no guarantee that the renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC and U.S. government’s policies and regulations may impact the exchange rate between the renminbi and the U.S. dollar in the future.

Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency.

Substantial future sales or perceived sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2019, we had 70,838,671 ordinary shares outstanding, including 7,500,000 ordinary shares represented by ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after our initial public offering became available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us, the underwriters and other relevant parties on April 21, 2020. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of the ADSs.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying ordinary shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association currently in effect, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs gives us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary gives us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•       we have instructed the depositary that we do not wish a discretionary proxy to be given;

•       we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•       a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•       the voting at the meeting is to be conducted via a show of hands unless voting by poll is required by the applicable listing rules or our articles of association.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. In contrast, holders of our ordinary shares will not be subject to this discretionary proxy.

You may not receive distributions on the ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

Although we do not have any present plan to pay any dividends, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses and any applicable taxes and governmental charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but are not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or ordinary shares.

Depending upon the value of the ADSs and ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the value of our outstanding ADSs and ordinary shares, our use of the proceeds from our initial public offering and of the other cash that we held and generated in the ordinary course of our business throughout taxable year 2019, and the composition of our assets and income, we do not believe we were  a PFIC for the taxable year ending December 31, 2019. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate values of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant PFIC rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

If we were classified as a PFIC in any taxable year in which a U.S. Holder (as defined in “Item 10. Additional Information—10.E. Taxation—United States Federal Income Taxation”) holds the ADSs or ordinary shares, the U.S. Holder would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. Holder’s ADS or ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. Holder would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to U.S. Holders that would result from our classification as a PFIC, see “Item 10. Additional Information—10.E. Taxation—United States federal income taxation—Passive foreign investment company.”

You may have difficulty enforcing judgments obtained against us.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, some of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom currently reside in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, as of the date of this annual report, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws had not been finally adjudicated by the United States Supreme Court. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Notably, short sellers issued negative research reports about certain public companies based in China in early 2020, which attracted much attention of global investors. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. The negative publicity against other public companies based in China could also harm investors’ confidence in Chinese companies in general, and thus affect our reputation and the market price of our ADSs. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

ITEM 4.                                                INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We commenced operations in 1997 through Shenzhen Pengcheng Clinic, which became Pengcheng Hospital in 2003. Since then, we have expanded our business operations through acquisitions and organic growth. In particular, we established our second flagship hospital, Shenzhen Pengai Hospital, in 2005.

In May 2011, our company was incorporated in the Cayman Islands under the name of Pengai Hospital Management Corporation as our offshore holding company. Following certain name changes, our company changed its name to Aesthetic Medical International Holdings Group Limited in July 2018.

Peng Oi Investment (Hong Kong) Holdings Limited (formerly known as Peng Cheng Investment (Hong Kong) Holdings Limited) was incorporated in Hong Kong in July 2004. In July 2011, we acquired the entire equity interest in Peng Oi Investment (Hong Kong) Holdings Limited from Dr. Zhou Pengwu and Ms. Ding Wenting.

Dragon Jade Holdings Limited was incorporated in the British Virgin Islands, or the BVI in January 2014. Later in 2014, we transferred to Dragon Jade Holdings Limited our entire equity interest in Peng Oi Investment (Hong Kong) Holdings Limited in exchange for Dragon Jade Holdings Limited to issue and allot one fully paid share of US$1.00 to our company. Upon completion of the share swap, Dragon Jade Holdings Limited became a direct wholly-owned subsidiary of our company.

Peng Yida Business Consulting (Shenzhen) Co., Ltd. is a direct wholly-owned subsidiary of Peng Oi Investment (Hong Kong) Holdings Limited, which was established in the PRC in December 2010.

Shenzhen Pengai Hospital Investment Management Co., Ltd. (formerly known as Shenzhen Pengcheng Hospital Investment Co., Ltd.), or Shenzhen Pengai Investment, is a direct wholly-owned subsidiary of Peng Yida Business Consulting (Shenzhen) Co., Ltd., which was established in the PRC in December 2004. Shenzhen Pengai Investment is the holding company of our operating subsidiaries in the PRC.

We acquired the entire equity interest in Newa Medical Aesthetics Limited in October 2015 to further extend our footprint to Hong Kong.

We incorporated Stargaze Wealth Limited in the BVI in April 2017 and Aesthetic Medical International Holdings (Singapore) Pte. Ltd., formerly known as China Aesthetic Healthcare Holding (Singapore) Pte. Ltd., in Singapore in May 2017 to invest in our Singapore medical center. As of the date of this annual report, we owned 44.4% of equity interest in Singapore Mendis.

We have continuously expanded our footprint by investment in new treatment centers or acquisition of existing ones. In 2019, we established five and acquired three new treatment centers (in two of which we held minority equity interest before 2019) in cooperation with business partners. For example, in November 2019, Nanchang Pengai Xiuqi was established with a registered capital of RMB15.0 million, which will replace Nanchang Pengai Aesthetic Medical Clinic Co., Ltd., or Nangchang Pengai, as we aim to enhance our business footprint in Jiangxi Province. As of the date of this annual report, we have a strategically established network, comprising 25 treatment centers including 24 wholly or majority owned centers. Our treatment centers spread across 15 cities in mainland China, and we also has presence in Hong Kong and Singapore. All of our treatment centers are wholly or majority owned with the exception of Mendis Aesthetics Pte. Ltd. or Singapore Mendis. We are in the process of transferring our equity interest in each of Baotou Pengai and Yinchuan Pengai to a business partner as part of our region development plan, which are not counted in the number of our treatment centers in this annual report.

4.B. Business Overview

Mission

Our mission is to bring beauty, health and confidence to everyone by delivering safe, high quality aesthetic medical services. We plan to achieve the mission by maintaining and strengthening our leading market position and brand in the aesthetic medical treatment market in China and by growing our presence globally.

Overview

We are a leading provider of aesthetic medical services in China. Leveraging over 20 years of clinical experience, we provide one-stop aesthetic service offerings that includes (i) surgical aesthetic treatments, such as eye surgery, rhinoplasty, breast augmentation and liposuction, (ii) non-surgical aesthetic treatments which comprise minimally invasive treatments and energy-based treatments such as laser, ultrasound and ultraviolet light treatments, and (iii) other aesthetic services such as cosmetic dentistry, as well as general medical services. As one of the market leaders in China, we believe we are well-positioned to benefit from the favorable tailwinds, including growing social acceptance of aesthetic medical services.

We generate our revenue primarily from providing aesthetic treatments. We have grown our network significantly since our operation commenced in 1997. As of the date of this annual report, we have a strategically established network comprising 25 treatment centers (including 24 wholly or majority owned centers and excluding Baotou Pengai and Yinchuan Pengai). Our treatment centers spread across 15 cities in mainland China, and we also have presence in Hong Kong and Singapore. As we continue to expand our network, one of our core business strategies is to develop our “flagship” medical institutions, which are typically large-scale full-service treatment centers that contribute a significant proportion of our revenue and are staffed with our most experienced doctors. We believe that developing flagship medical institutions will not only improve our brand awareness in the surrounding area, but also enable us to provide high-end, specialized, and complex medical services to customers referred from smaller-scale treatment centers within our network. We currently have three flagship medical institutions—Pengcheng Hospital, Shenzhen Pengai and Chongqing Pengai. Our scalable business model is built on our highly standardized operating procedures across a centralized network, which we believe has allowed us to quickly and successfully expand. We intend to continue to expand our network into new cities throughout China and selected global markets through organic growth as well as strategic acquisitions.

Since our inception, we have been committed to delivering high quality services to our customers. Our doctors have rich experience in providing both surgical and non-surgical aesthetic medical services, with an average industry experience of approximately ten years. We believe our team of highly qualified and experienced medical professionals, as well as our stringent safety controls, have underpinned our strong reputation as we continue to attract and retain customers and receive industry recognition for our high quality services. We have received a number of high-profile awards, including “The Most Prestigios Aesthetic Medical Services Beauty Brand in 2016” by the Tencent Network and “The Aesthetic Medical Services Brand of Technological Innovation in 2016” by Hong Kong WenWeiPo newspapers.

Business model

We generate revenue primarily from our core business providing surgical aesthetic treatment services and non-surgical aesthetic treatment services, comprising minimally invasive treatments and energy-based treatments (surgical and non-surgical treatments together contributed to 81.8%, 90.3% and 93.1% of our revenue in 2017, 2018 and 2019, respectively), as well as non-core business providing general healthcare and other aesthetic services (contributed to 18.2%, 9.7% and 6.9% of our revenue in 2017, 2018 and 2019, respectively). We offer a wide range of surgical and non-surgical aesthetic treatments to cater to the various needs of our customers. The following table sets forth our revenue by service offering for the years indicated:

	For the year ended December 31,
	2017		2018			2019
	RMB		RMB			RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	189,668	27.2%	199,119	29,005	26.2%	224,208	32,205	25.7%
Energy-based treatments	141,760	20.3%	174,229	25,379	22.9%	265,361	38,117	30.5%
Sub-total	331,428	47.5%	373,348	54,384	49.1%	489,569	70,322	56.2%
Surgical aesthetic medical services	239,094	34.3%	313,897	45,724	41.2%	319,239	45,856	36.7%
General healthcare services and other aesthetic medical services	126,874	18.2%	74,061	10,788	9.7%	60,242	8,653	6.9%
Total	697,396	100.0%	761,306	110,897	100%	869,050	124,831	100.0%

In addition, the following table sets forth our other key operating metrics, such as the number of procedures performed and the average spending per aesthetic procedure, for the years indicated:

	For the year ended
	December 31,
Key operating metrics	2017	2018	2019
Number of doctors	130	187	211
Number of surgical treatments	33,857	63,553	90,658
Average spending per surgical procedure (in RMB)	7,062	4,939	3,521
Number of non-surgical treatments	166,629	235,367	404,316
Average spending per non-surgical procedure (in RMB)	1,989	1,586	1,211
Total number of aesthetic treatments	200,486	298,920	494,974
% surgical treatments	16.9%	21.3%	18.3%
% non-surgical treatments	83.1%	78.7%	81.7%

Overview of aesthetic services

Non-surgical aesthetic medical services

Our non-surgical aesthetic medical services primarily comprise (i) minimally invasive aesthetic treatments and (ii) energy-based treatments. Depending on the complexity, materials used and scope of the procedure, our treatments vary significantly in price. The following table provides a summary of the key services we provide and information in 2019.

Treatment	Description	Price range per standard procedure (RMB)
Minimally invasive
Body/face sculpting—Wrinkle	The process of injecting BOTOX®, hyaluronic acid, autologous fat and other materials into the face and body to reduce the appearance of wrinkles	880 - 12,800
Body/face sculpting—Injection	The process of injecting BOTOX®, hyaluronic acid, autologous fat and other materials into the face and body to change their shape	1,500 - 29,800
Body/face thread lifts	Procedure of inserting special threads under the skin surface in order to lift targeted areas of the face and body (e.g. 1IftZVIA)	9,800 - 39,800
Energy-based
Hair removal	Procedure to remove unwanted hair using energy-based technology such as lasers that destroys hair follicles	300 - 1,600
Skin tightening/lifting/ resurfacing	Procedure that uses a laser to tighten skin by heating the collagen under the skin's surface, which causes the skin to contract and treatment to reduce wrinkles and skin irregularities	1,500 - 29,800
Spot removal	Treatment using energy-based to remove pigmented blemishes including age spots, birthmarks and moles	380 - 2,000

To ensure the consistency of quality and safety in our procedures, we utilize a standardized process for the treatments. These aesthetic procedures are typically completed within one hour, with recovery time of up to one week, depending on the type of procedure and the customer’s physical conditions.

Minimally invasive aesthetic treatments

Minimally invasive aesthetic treatments are non-surgical procedures that can help individuals improve their appearance with minimal or no incisions. These treatments are typically performed in one to two hours with minimal pain and mild bruising or swelling, whilst achieving immediate effects. Recovery time varies depending upon the service type, but generally the healing period is between one to two weeks.

To ensure consistency of quality and safety, all our injection treatments follow a standardized procedure that involves the application of numbing cream, disinfection of the treatment area which has been identified and marked by our doctors and injection at the treatment area with a sterilized syringe. After the injection, the treated area is cleaned, shaped and iced.

Energy-based treatments

We offer a range of energy-based treatments using high-grade equipment from China, Germany, Israel and the United States. Our standardized procedures for energy-based treatments, which typically take less than one hour, involve the following steps: disinfection and application of numbing cream or anesthetic to the treatment area, methodical application of the energy-based treatment, including testing on a small area before adjusting the level of energy-based intensity accordingly. To achieve and maintain optimal results, customers may choose to repeat the procedure, depending on the type of procedure and customer reaction to the treatment.

Surgical aesthetic medical services

We provide customary surgical aesthetic medical services, including double eye lid surgery, rhinoplasty, breast augmentation, liposuction and facelifts, among others. Surgical aesthetic treatments typically involve local or full anesthesia, and an extended recovery time. All of our surgical aesthetic treatments are performed in fully equipped operating rooms in our treatment centers. Depending on the complexity of the procedure and the physicians involved, our treatments vary significantly in price. The following table sets forth our main surgical aesthetic treatments and information in 2019.

Treatment	Description	Price range per standard procedure (RMB)
Eye surgery	Change the shape or appearance of the eyes, eyelids	3,800 - 19,800
Nose surgery / rhinoplasty	Change the shape or appearance of the nose by adding fillers or cartilage	6,800 - 48,000
Breast augmentation	Procedures designed to enlarge/reduce or change the shape of the breasts	19,800 - 69,800
Liposuction	Procedure in which excess fatty tissue is removed from a specific part of the body through suction	9,800 - 39,800

Due to their complexity, we require all our surgical aesthetic treatments to be attended (or performed) by doctors with a high level of experience. To ensure the consistency of quality and safety in our procedures we utilize a standardized process for the treatment. These procedures are typically completed within one to three hours, with recovery time ranging from one to 12 months, depending on the type of procedure and the customer’s physical conditions.

General healthcare services and other aesthetic medical services

We provide a range of medical services through our Pengcheng Hospital, primarily in internal medicine and traditional Chinese medicine. We also provide other aesthetic medical services, primarily in aesthetic dentistry, aesthetic traditional Chinese medicine and hair loss treatments. Our aesthetic traditional Chinese medical treatments, unlike western medical treatments, which are clinically proven, include herbal oral medications, dietary advice, herbal poultices and foot baths, ultraviolet negative ion beauty treatments, ultrasounds, iontophoresis (use of local electric current) and acupuncture, cupping, massage and skin scraping (known as “gua sha” in China). Historically we have provided additional general healthcare services, including otolaryngology, bromhidrosis treatment and abortion, which we have discontinued.

Aesthetic services process

We have developed, improved and implemented highly standardized operational procedures across our treatment centers through years of industry experience and accumulated know-how. Our process focuses on providing customized services and high quality customer experiences. The following diagram illustrates a typical aesthetic service process, which involves image consultants, doctors, nurses and customer service personnel.

Our treatment centers

As of the date of this annual report, we have an extensive presence in China, with locations in 15 cities (without considering Baotou Pengai and Yinchuan Pengai). All of our treatment centers are wholly or majority owned with the exception of Singapore Mendis. The following figure illustrates our network in China as well as our locations in Hong Kong and Singapore.

In addition to the network in China, we have entered the Hong Kong and Singapore markets, with the acquisition of Hong Kong Newa and investment in Singapore Mendis in 2015 and 2017, respectively.

Our current network comprises of 25 treatment centers (excluding Baotou Pengai and Yinchuan Pengai) across China, Hong Kong and Singapore, including three flagship hospitals. Based on relevant Chinese regulations, the treatment centers in our network can be classified as the following:

•       Hospital, which meets the minimum standard for Grade I general hospital, including certain prescribed clinical and medical departments, and medical personnel requirements; or

•       General outpatient clinic, which meets certain prescribed clinical department and medical personnel requirements and typically comprises aesthetic treatment consultation rooms, aesthetic surgery, aesthetic dermatology and dentistry, amongst other departments.

For more information on the definitions of each type of medical institution, please refer to “—Regulation—Regulations on the administration and classification of medical institutions.” In addition to 24 of our wholly or majority owned treatment centers, we also own minority stakes in Singapore Mendis.

One of our core strategies is to develop our flagship hospitals, which are large-scale, full-service hospitals located at the epicenter of our regional network hubs and accompanied by our smaller-scale treatment centers in the surrounding vicinity. Our flagship hospitals contribute a meaningful proportion of our revenue and are staffed with our most experienced doctors.

The premises of the majority of our treatment centers are leased, while Pengai Huizhou and part of Pengcheng Hospital are our owned properties. The following table provides a summary of our treatment centers, including key operational data, as of March 31, 2020.

Treatment center(13)	Acquired / invested	Date of establishment / acquisition / investment	Classification in accordance with Chinese regulation	GFA (sq.m.)		Beneficial Interest
Pengcheng Hospital(L)(1)	Established	December 2003	Hospital	8,391		100.0%
Shenzhen Pengai(L)(1)	Established	November 2005	Hospital	5,650		100.0%
Haikou Pengai(M)	Established	March 2011	Hospital	2,169		87.0%
Huizhou Pengai(M)	Established	June 2011	Hospital	1,670		65.5%
Nanchang Pengai(M)	Established	September 2011	General outpatient clinic	N/A	(11)	51.0%
Changsha Pengai(L)	Acquired	June 2013	Hospital	2,459		79.0	%(2)
Shanghai Pengai(L)	Acquired	January 2014	General outpatient clinic	1,048		80.0	%(3)
Hangzhou Pengai(M)	Established	July 2014	General outpatient clinic	1,446		100.0	%(4)
Hong Kong Newa(S)	Acquired	October 2015	N/A	127		100.0%
Chongqing Pengai(L)(1)	Established	November 2015	Hospital	7,070		100.0	%(5)
Guangzhou Pengai(L)	Acquired	May 2017	Hospital	2,600		91.0	%(6)
Shenzhen Pengai Xiuqi(M)	Established	May 2017	Hospital	1,902		89.0	%(7)
Shenzhen Pengai Yueji(M)	Acquired	July 2017 (date of initial investment)	Hospital	1,806		60.0%
Singapore Mendis(S)	Invested	November 2017	N/A	125		44.4	4%
Baotou Pengai(S)(10)	Acquired	December 2017	General outpatient clinic	732		46.0%
Yinchuan Pengai(S)(10)	Established	December 2017	General outpatient clinic	419		51.0%
Chengdu Pengai(M)	Acquired	December 2017	General outpatient clinic	1,800		70.0%
Shenzhen Pengai Yuexin(L)	Acquired	April 2018 (date of initial investment)	Hospital	4,474		60.0%
Yantai Pengai Jiayan(M)	Established	June 2018	Hospital	1,983		89.0	%(8)
Jinan Pengai(M)	Acquired	January 2019	Hospital	2,200		95.0	%(9)
Ninghai Pengai(S)	Established	April 2019	General outpatient clinic	670		51.0%
Ningbo Fenghua Pengai(S)	Established	October 2019	General outpatient clinic	138		51%
Deqing Pengai(S)	Established	October 2019	General outpatient clinic	129		51%
Ningbo Beilun Pengai(S)	Established	November 2019	General outpatient clinic	N/A	(11)	51%
Nanchang Pengai Xiuqi(M)	Established	November 2019	Hospital	2,650	(11)	70%
Shanghai Pengai Jiayan (formerly known as Shanghai Mingyue Yueji)(M)	Acquired	March 2020	General outpatient clinic	1,097		80%
Xi’an New Pengai Yueji(M)	Acquired	April 2020(12)	General outpatient clinic	827		70	%(12)

Notes:

* To streamline the management of our network of treatment centers, we strategically categorize our treatment centers based on a number of factors, including, among other things, the cities they are located in and the size of the treatment centers. In the table above, large, medium and smaller treatment centers are denoted with (L), (M) and (S), respectively.

(1) Indicates flagship hospitals.

(2) Includes 9.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(3) Includes 10.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(4) Includes 30% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(5) Includes 30% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(6) Includes 21% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(7) Includes 22.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(8) Includes 24.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(9) Includes 25.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(10) We are in the processing of transferring our equity interest in each of Baotou Pengai and Yinchuan Pengai to a business partner, who is also a shareholder of one of another treatment center, as part of our region development plan.

(11) Ningbo Beilun Pengai and Nanchang Pengai Xiuqi had not started operations. We gradually ceased the operations of Nanchang Pengai as part of our plan to build up Nanchang Pengai Xiuqi.

(12) We entered into a definitive agreement to acquire the equity interest in Xi’an New Pengai Yueji in March 2020, and, in April 2020, completed the filing the business registration amendment.

(13) English names of treatment centers for the indicative purpose only.

In 2019, we generated 67.8% of our revenue from our top five treatment centers. The following table sets forth the revenue from these five treatment centers in 2017, 2018 and 2019.

	For the year ended December 31,
	2017		2018		2019
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	USD (in thousands)%
Shenzhen Pengai*	216,988	31.1%	219,398	28.8%	219,780	31,569	25.3%
Pengcheng Hospital*	221,162	31.7%	197,471	25.9%	211,891	30,436	24.4%
Changsha Pengai	40,170	5.8%	51,469	6.8%	68,288	9,809	7.9%
Chongqing Pengai*	34,750	5.0%	37,166	4.9%	53,701	7,714	6.2%
Huizhou Pengai	36,516	5.2%	33,996	4.5%	35,184	5,054	4.0%
Subtotal top five treatment centers	549,586	78.8%	539,500	70.9%	588,844	84,582	67.8%
Total	697,396	100%	761,306	100%	869,050	124,831	100%

* Indicates flagship hospitals

Summary information on our flagship hospitals

Shenzhen Pengai

Founded in November 2005, Shenzhen Pengai Hospital was established as our second flagship hospital and was our largest revenue contributor in 2019. Shenzhen Pengai Hospital has a gross floor area of approximately 5,650 sq.m. with seven surgical rooms, five energy-based rooms and 25 treatment rooms. As of December 31, 2019, Shenzhen Pengai Hospital had seven major departments including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, anesthesiology, medical laboratory, and medical imaging.

Shenzhen Pengai Hospital serves as the training base for the Dalian Medical University College of Aesthetic and Plastic Surgery. As of December 31, 2019, Shenzhen Pengai Hospital had 258 employees, including 26 doctors, 52 nurses, 21 other medical staff and 159 non-medical staff.

Pengcheng Hospital

Founded in 1997, Pengcheng Hospital became our first flagship hospital in 2003 to provide both aesthetic medical services and general healthcare and other aesthetic services. Pengcheng Hospital was also our second largest revenue contributor in 2019. As of the date of this annual report, this treatment center has a gross floor area of approximately 8,391 sq.m. with seven surgical rooms, nine energy-based treatment rooms and 27 treatment rooms. It is equipped with advanced medical devices, such as Thermage radiofrequency systems, Body-Jet liposuction systems and Aesculap flexible neuroendoscopy systems. As of December 31, 2019, Pengcheng Hospital had 21 major clinical departments, including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, surgical, gynecology, internal medicine, otorhinolaryngology, laboratory testing, radiology and anesthesiology. As of December 31, 2019, Pengcheng Hospital had 313 employees, including 37 doctors, 76 nurses, 22 other medical staff and 178 non-medical staff.

Chongqing Pengai

Opened in November 2015, Chongqing Pengai provides both aesthetic medical services and other aesthetic services. Chongqing Pengai is our second largest treatment center by size, with gross floor area of approximately 7,070 sq.m., five surgical rooms and 20 non-surgical rooms, including 12 energy- based treatment rooms and 8 VIP treatment rooms. It is equipped with advanced medical devices across its 6 departments, which include plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry and others. As of December 31, 2019, Chongqing Pengai had 70 employees, including eight doctors, 14 nurses, seven other medical staff and 41 non-medical staff.

Integration

Efficient and effective integration of new treatment centers into our network is an important component of our business strategies and a driver of our success. Crucial to successful integration of acquired treatment centers is our post-acquisition integration plan, which involves a dedicated post-acquisition taskforce that conducts a detailed review of the acquired treatment center’s equipment, systems and personnel. In particular, we focus on ensuring that the medical professionals at the acquired treatment centers comply with our group-wide protocols and meet our quality standards. In order to retain these personnel, we offer a compelling employment package that includes ongoing training and a performance-based compensation scheme that aligns their interest with those of the treatment centers.

Aside from service protocols and quality of staff, we also maintain standardized indoor decor to lend consistency to the look and feel of our treatment centers. We regularly review and adjust the mix and focus of clinical departments to leverage each treatment center’s unique strengths to enhance its reputation and profile.

Our customers

Our customers are primarily female individuals residing in China. The majority of our customers are aged between 23 and 30, and this age cohort represented 43.1% of our customer base in 2019, while customers in the 16 to 22, 31 to 40 and above 40 age cohorts represented 15.0%, 26.4% and 15.5% of our customer base in 2019, respectively.

The following table provides a snapshot of our active customer base.

	For the year ended December 31,
	2017		2018		2019
	Number of customers	%	Number of customers	%	Number of customers	%
New customers	56,755	44.0%	82,004	45.9%	117,974	46.2%
Repeat customers	72,137	56.0%	96,653	54.1%	137,421	53.8%
Total active customers	128,892	100.0%	178,657	100%	255,395	100.0%

Our active customer base, defined as customers who have received at least one procedure in the relevant year, was 128,892, 178,657 and 255,395, respectively, in 2017, 2018 and 2019, representing a CAGR of 40.8%. Our treatments are transactional in nature and we have not entered into any long-term agreements with our customers.

Customer service

Our customer service team plays a critical role in the service process and is responsible for following up with our customers (including courtesy check-in calls), collecting customer feedback and handling general customer complaints.

A key component of the services we provide to our customers is the consultation with our image consultants, who provide personalized treatment plan to each customer prior to him/her undertaking the aesthetic treatment. Our image consultants provide advice on the type of treatment, how it should be executed and other factors relevant to achieving an optimal aesthetic outcome that addresses the customer’s needs. These consultations help to enhance the aesthetic outcome of treatments and are highly valued by our customers.

Customer feedback system

In order to enhance customer loyalty and establish long-term customer relationships, we have implemented a customer feedback system which enables us to improve our treatments and services to meet customers’ needs. We collect feedback through various channels, including our customer service hotline, the comment collection box at each treatment center and face-to-face communication with the staff at our treatment centers. Our staff is required to keep records of all feedback, whether through centralized handling of feedback made through our service hotline at our company headquarters in Shenzhen, daily inspection of the comment collection box at each treatment center or records prepared after customer interviews. These records are reviewed by the customer service managers at each treatment center before thorough analysis and appropriate follow-up actions are undertaken.

Due to the nature of our business and the subjective nature of the level of satisfaction with aesthetic medical services, we receive complaints from time to time. Customer complaints are usually in relation to staff attitude, dispute over pricing (competitor offering an equivalent service for less), over-promise, longer than expected recovery time or general dissatisfaction with treatment results, which includes potential side effects. The majority of customer complaints relate to general dissatisfaction with treatment results—this type of complaint represented 95.2%, 98.0% and 99.2% of the total number of complaints for the years ended December 31, 2017, 2018 and 2019, respectively.

The overall number of complaints we typically receive is low—we received 227, 227 and 253 complaints for the years ended December 31, 2017, 2018 and 2019, respectively. The total number of complaints received represented 0.1%, 0.1% and 0.05% of the total number of aesthetic treatments provided for the years ended December 31, 2017, 2018 and 2019, respectively. The increase in the total number of customer complaints was below the increase in the number of procedures we performed. In particular, the percentage of the number of customer complaints attributable to general dissatisfaction with treatment results out of the total number of aesthetic treatment procedures we performed in 2017, 2018 and 2019, respectively, was level at approximately 0.1%, 0.1% and 0.05%.

Management of complaints

Our customer service department is responsible for handling customer complaints. In order to ensure prompt and proper handling of customer complaints, we have implemented strict internal guidelines which are administered at the treatment center level. Where (i) a customer demands compensation for an amount of more than RMB10,000 or a refund for an amount of more than RMB50,000, (ii) a customer has raised the same issue more than three times, (iii) we may be exposed to reputational damage or operational disruption (in particular if media may become involved) or (iv) they relate to potential wrongdoing of a treatment center or its personnel which may constitute medical malpractice according to the Medical Malpractice Regulation, the complaint would be escalated to the designated customers’ complaint settlement operations team under our medical safety control department for specific follow up.

We generally offer free treatments and/or partial or full refunds to settle complaints. Occasionally, we may provide additional compensation to settle customer complaints on a case-by-case basis.

In order to ensure the highest level of customer satisfaction and to maintain our strong brand name, we have taken a relatively generous approach in offering such refunds and compensation historically. In 2017, 2018 and 2019, the amount of refunds and compensation incurred was RMB4.3 million, RMB5.3 million and RMB6.1 million (US$0.9 million), respectively, representing 0.7%, 0.7% and 0.7% of our total revenue for the corresponding period. We believe that the number of complaints we received and the amount of refunds and compensation incurred were insignificant, considering the size of our operation, the nature of our industry, and the relatively generous approach we took in offering such refunds and compensation. We seek to further enhance the quality of our service offerings and upkeep our rigorous medical standards, to continue to maintain the customer complaints we received at a low level.

Our suppliers

As of December 31, 2019, we had approximately 500 suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. Our suppliers fall into five key categories: medical devices, energy-based equipment, implants, injection materials and other medical consumables. In general, we have worked with our major suppliers for more than ten years and believe we maintain strong relationships with them. In 2017, 2018 and 2019, our five largest suppliers in each respective year in aggregate accounted for 36.7%, 37.0% and 30.6%, respectively, of our total amount of purchases, and our single largest supplier accounted for 9.5%, 13.0% and 8.9% of our total amount of purchases, during the same periods, respectively.

We have a system for selecting reliable and quality suppliers, with a selection and review process based on qualification of the business and/or products, pricing, reputation, service quality, delivery schedule and product offering. We maintain multiple suppliers for key categories of purchases to ensure continuity and quality of supply. Payment terms with the majority of our suppliers are on open account. Certain suppliers grant us credit periods ranging from 20 to 60 days, although we generally pay on delivery.

During the three years ended December 31, 2019, we did not encounter any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices.

To the knowledge of our directors, none of our directors or any shareholder who owns more than 5% of our issued share capital, nor any of their respective associates, has any ownership interest in any of our five largest suppliers.

Our equipment

We are committed to utilizing high quality equipment for our services. We owned a wide variety of energy-based treatment and non-surgical aesthetic equipment. Our key equipment includes the Lumenis one, Soprano xli, the Harmony CL and BodyTite and play an important role in achieving high quality aesthetic outcomes for our customers. We source our energy-based equipment and related components from our suppliers in the United States, Europe and Japan. In 2019, we entered into sale-and-lease-back arrangements with a third party financial lease service provider with an aggregate principal amount of RMB32.5 million for a term of two years. The net book value of equipment under such arrangements accounts for approximately 12% of the total value of our equipment. We believe finance lease is a common approach for financing activities.

Sales and marketing

As of December 31, 2019, we had an effective, disciplined sales and marketing team of 159 who, in addition to a base salary, generate commissions based on the number and types of procedures sold. We have strict policies governing our sales and marketing activities to ensure the consistency of our offering and our customers’ experience. For example, we have standardized service catalogs, sales scripts and price lists throughout the network, with management and/or supervisor approval required for deviations such as discounts. In addition, prior to effecting each sale transaction, the treatments proposed by our sales staff are reviewed and approved by our doctors to ensure feasibility and compliance with internal policies. Customers then pay in full prior to receiving the treatments, using a range of payment methods.

We also have a dedicated marketing team responsible for analyzing market intelligence, organizing advertising activities, evaluating marketing campaigns and assisting in the preparation of promotional materials. Given the size of Chinese market, marketing efforts for each of our treatment centers are primarily initiated and implemented by the marketing personnel situated at each treatment center with the support of our headquarters. Each treatment center’s marketing efforts are tailored to customers in the region where the treatment center is based. These marketing efforts are focused on (i) informing customers of the comprehensive aesthetic medical services that we offer; and (ii) emphasizing the high level of customer satisfaction. For example, we hold themed marketing events when opening new treatment centers and introducing new treatments. In addition, we also host conferences and invite our potential clients and promote our services.

Based on our extensive experience in China, we have obtained an in-depth understanding of the needs and preferences of our customers. Our extensive local knowledge allows us to carry out a wide range of creative marketing events and/or initiatives which cater to local preferences. For example, we collaborate with Ms. Liu Xiaoqing, a celebrity in China, to further enhance our brand awareness.

Competition

The aesthetic medical services market in China is highly competitive and fragmented with numerous market participants. Our competitors include major privately-owned multi-site operators in China such as Mylike, Yestar, Aist and Evercare. We believe the principal competitive factors in this market are price and quality of service, variety of services rendered, convenience and proximity of treatment center location to place of business or residence, brand recognition and reputation, targeted marketing and customized services.

We also face intense competition in our general healthcare service business. We compete primarily with other treatment centers in our areas of operation. Key competitive factors include healthcare service quality, reputation, convenience and price. We expect new competitors in the general healthcare service industry will continue to emerge given the state of China healthcare reform and the central and local governments’ supportive policies towards public healthcare reform and private capital investment in the healthcare services industry. For a discussion of risks relating to competition, see “Item 3. Key Information—3.D. Risk Factors—Risk relating to our business and our industry—We face intense competition, and if we do not compete successfully against new or existing competitors, we may lose our market share and our profitability may be adversely affected.”

Intellectual property

As of March 31, 2020, we had (i) 40 registered trademarks, 35 of which are in mainland China and five in Hong Kong, and seven pending trademark applications, of which five are in mainland China and two in Singapore, (ii) 48 registered domain names, of which all are registered in mainland China, and (iii) two registered patents, of which all are registered in mainland China. Our principal intellectual property rights are our registered trademarks such as “鹏爱” (Pengai), as well as our patented technologies, which include a device and method for measuring facial symmetry and a device and method for mandibular shaping.

We recognize the importance of protecting and enforcing our intellectual property rights. We have registered all the principal trademarks, patents and internet domain names in China that are necessary for us to carry out our business operations. We will take the necessary legal action to protect our intellectual property rights if we discover any infringement of those rights.

As of the date of this annual report, we were not aware of any material infringement of our intellectual property rights and we believe that we have taken reasonable measures to prevent infringement of our own intellectual property rights. As of the date of this annual report, we did not have any pending or, to our knowledge, threatened claims against us or any of our subsidiaries relating to the infringement of any intellectual property rights owned by third parties. For risks related to any failure to protect our intellectual property rights, see “Item 3. Key Information—3.D. Risk Factors—Risk relating to our business and our industry—We may not be able to adequately protect our intellectual property rights, which could harm our brand and our business.”

In order to maintain our substantial market position in the aesthetic medical services market in China, we have active dialogue and exchange of information and experts with well-respected aesthetic medical institutions in the United States, Europe, South Korea and Japan to learn about and adopt new aesthetic medical treatments and advanced technologies. Any knowledge gleaned from these exchanges is shared with our medical staff via our training programs. We believe this allows us to strengthen our technological advantage in this market and anticipate and respond quickly to our customers’ needs and improve the quality, safety and efficiency of our services.

We maintain professional malpractice liability insurance for key doctors and medical staff in most of our aesthetic medical treatment centers. We do not maintain product liability insurance for the medical devices and energy-based equipment and business interruption insurance or key employee insurance for our executive officers.

The premiums that we paid for our insurance were RMB325,862, RMB393,091 and RMB351,992 (US$50,560) in 2017, 2018 and 2019, respectively, representing 0.05%, 0.05%, 0.05% and 0.04% of our revenue for those periods, respectively. During the three years ended December 31, 2019, we did not submit any material insurance claims. However, we might be subject to liabilities that exceed our insurance coverage. See “Item 3. Key Information—3.D. Risk Factors—Risk relating to our business and our industry— Our business is subject to professional and other liabilities for which we may not be insured.”

Regulation

Substantially all of our operations are in PRC and our business is subject to supervision and regulation by the PRC government. Below sets forth a summary of the most significant laws, rules, regulations and policies related to the aesthetic medical industry and our business in the PRC.

Regulations on the institutional reforms of medical institutions

Promotion Law on Basic Medical and Healthcare

The Promotion Law on Basic Medical and Healthcare, which were promulgated on December 28, 2019 by the Standing Committee of the National People’s Congress and will be effective on June 1, 2020, stipulates specific support for socially-run medical care institutions, granting socially-run medical care institutions similar rights enjoyed by public hospitals. Prior to the its promulgation, the State also supported the subdivision of disciplines among socially-run medical care institutions (including ophthalmology, orthopedics, stomatology, gynecology, pediatrics, oncology, psychiatry and medical cosmetology, etc.), gradually cancelled staffing among public hospitals, lessened entry barriers for socially-run medical care institutions and enhanced supervision, and introduced a series of policies and regulations encouraging social capital invested or funded elderly healthcare institutions or rehabilitation institutions, thereby demonstrating the support of the State for socially-run medical care institutions.

Opinions on Further Promoting the Reform of Medicine and Health System

The Opinions on Further Promoting the Reform of Medicine and Health System, or the Opinions, which were promulgated by the State Council and became effective on March 17, 2009, advocate a range of measures to reform medical institutions in China and to establish a basic medicine and health system covering urban and rural residents. Measures aimed at reforming medical institutions include: (i) separating governmental agencies from public medical institutions; (ii) separating for-profit medical institutions from not-for-profit medical institutions; (iii) separating sponsorship from operations of public hospitals; and (iv) separating pharmaceutical dispensing from pharmaceutical prescription. The Opinions include proposals for the establishment and improvement of corporate governance systems of public medical institutions, and checks and balances in decision-making, execution and supervision processes between organizers and operators of public medical institutions. The Opinions also promote private capital investment in medical institutions (including investments by foreign investors), the development of private medical institutions and the reform of public medical institutions (including those established by state-owned enterprises) through private capital investment.

Notice on Further Encouraging and Guiding Private Capital to Invest in Medical Institutions

The Notice of the State Council on Forwarding the Opinions of the National Development and Reform Commission, or the NDRC, the Ministry of Health and the other three departments, on Further Encouraging and Guiding Private Capital to Invest in Medical Institutions, which was promulgated by the General Office of the State Council and became effective on November 26, 2010, states that the PRC government encourages and supports investments by private investors in medical institutions of various types. For example, private investors are permitted to apply for approval to establish for-profit or not-for-profit medical institutions. They are also encouraged to participate in the reform of existing public hospitals, including those established by state-owned enterprises, by converting them into private not-for-profit medical institutions in order to systematically reduce the proportion of public hospitals in the system, and to set up hospital management companies to provide specialized services.

In addition, private medical institutions with experience in the provision of healthcare services and a good reputation may be selected as participants in the restructuring of hospitals established by state- owned enterprises through pilot reform programs. They are also encouraged to modernize their hospital management, establish standardized corporate governance structures, improve their cost control and quality management systems, and employ professional managers to manage their hospital, such as by engaging or authorizing domestic or overseas medical institutions with professional experience to participate in the management of their hospitals to improve efficiencies, as well as improve their clinical research and build up their research and development teams. Medical institutions are also encouraged to develop into large, sophisticated, technology-intensive medical groups and adopt brand-focused development strategies to build good reputations.

Several Opinions on Promoting the Development of Healthcare Service Industry

Several Opinions on Promoting the Development of Healthcare Service Industry, or the 2013 Opinions, was promulgated by the State Council and became effective on September 28, 2013. The 2013 Opinions encourage the private sector to invest in the healthcare service industry by various means including new establishments and participation in restructuring, and also encourage private capital to invest in not-for-profit medical institutions for providing basic healthcare services. The 2013 Opinions also propose the idea of relieving the requirements for Sino-foreign equity/cooperative joint venture medical institutions and expanding the eligibility for wholly foreign-invested medical institutions in the pilot program.

Several Opinions on Accelerating the Development of Medical Institutions with Social Capital

Several Opinions on Accelerating the Development of Medical Institutions with Social Capital, which was promulgated by the National Health and Family Planning Commission and the State Administration of Traditional Chinese Medicine and became effective on December 30, 2013, specifies the policies that support the development of privately-funded medical institutions, which include (i) gradual relief of foreign capital investment in medical institutions, (ii) reduction of the requirements in the service sector, allowing social capital investment in the areas which are not explicitly prohibited, (iii) reduction of the requirements for the deployment and use of large medical equipment in private hospitals, (iv) improvement of supporting policies for the development of private hospitals in areas such as medical insurance and price control, and (v) acceleration of the approval process regarding the establishment and operation of private hospitals.

Outline of the National Medical and Healthcare Service System Plan (2015-2020)

The Notice on Printing and Distributing the Outline of the National Medical and Healthcare Service System Plan (2015-2020), which was promulgated by the General Office of the State Council and became effective on March 6, 2015, states that private medical institutions are significant and integral parts of the medical and healthcare service system as well as an effective approach to fulfilling people’s needs of multilevel and diversified medical and healthcare services. It reiterates that currently, private medical institutions may provide basic medical services, compete with public medical institutions in an orderly manner, provide advanced services to fulfill needs that are beyond basic needs and provide services in great demand such as rehabilitation and geriatric services to complement services provided by public medical institutions.

The goal of the National Medical and Healthcare Service System Plan, or the Plan, is to revamp the development of private medical institutions. For example, private medical institutions are expected to grow such that by 2020, there will exist no less than 1.5 hospital beds per one thousand residents. They are also expected to set up diagnosis and treatment tools for large medical equipment. The Plan also provides for the reduction of the requirements for qualification of medical institution sponsors and the conditions for setting up medical institutions through Sino-foreign equity/cooperative joint ventures. In addition, pursuant to the Plan, the pilot scheme for the establishment of medical institutions solely through investment of qualified overseas capital is expected to be gradually expanded. The threshold requirements for medical services will be reduced and social capital investment will be allowed in areas not explicitly prohibited by applicable laws and regulations. The Plan also prioritizes governmental support for private not-for-profit medical institutions and provides for high level guidance for the development of such institutions. In addition, the Plan creates a requirement for the establishment of professional hospital management groups, provision of support to private medical institutions’ allocation of large medical equipment, and more efficient review and approval formalities that assume approval of any qualified private medical institution and provide a simplified process.

Several Policies and Measures Regarding Promoting Private Investment in Medical Institutions and Accelerating Development

Several Policies and Measures Regarding Promoting Private Investment in Medical Institutions and Accelerating Development, which was promulgated by the General Office of the State Council and effective on June 11, 2015, provides for (i) elimination and cancellation of administrative authorities’ unreasonable requirements for pre-examination and pre-approval regarding the establishment of medical institutions, and the reduction in the time required for making such examination and approval, (ii) reasonable control of the number and scale of public medical institutions and the exploration of the space for development of the medical institutions through private capital investments, (iii) support for the listing and financing of eligible and qualified for-profit medical institutions funded by private capital investments, and (iv) encouragement for private investors with managerial experience in medical institutions to participate in the management of public medical institutions in various forms such as through hospital management groups and subject to a clear distribution of power and responsibilities.

Guiding Principles for the Allocation Planning of Medical Institutions (2016-2020)

The Notice on Printing Guiding Principles for the Allocation Planning of Medical Institutions (2016-2020), which was promulgated by the National Health and Family Planning Commission on July 21, 2016, promotes medical institutions with social capital and requires (i) the increase in scale and acceleration of high-level development of medical institutions with social capital, and the involvement of medical institutions with social capital in relevant planning to reserve space for the allocation of resources such as beds and large medical equipment according to a certain proportion, (ii) the cancellation of limitations on the amount and location of medical institutions with social capital in terms of the accordance with total amount and structure of planning; (iii) a preference for the allocation approval of resource-scarce and not-for-profit specialized medical institutions established by social capital, and (iv) promotion of the establishment of private clinics by medical physicians in intermediate/senior technical positions.

Decisions of the Central Committee of the Communist Party of the PRC on Several Major Issues Concerning Comprehensively Deepening Reforms

The Decisions of the Central Committee of the Communist Party of the PRC on Several Major Issues Concerning Comprehensively Deepening Reforms, which was promulgated by the Central Committee of the Communist Party of the PRC and became effective on November 12, 2013, promotes private sector investment in the healthcare service industry and in other services industries that are poorly funded or in need of diversification. It also permits doctors to have a multi-site practice and allows privately funded medical institutions to benefit from the medical insurance system.

Regulations on the administration and classification of medical institutions

Administrative Measures on Medical Institutions and the Medical Institution Practicing License

The Administrative Measures on Medical Institutions, which was promulgated on February 26, 1994 by the State Council, came into effect on September 1, 1994 and was amended on February 6, 2016, and the Implementation Measures of the Administrative Measures on Medical Institutions, which was promulgated by the Ministry of Health on August 29, 1994, came into effect on September 1, 1994, and was amended in 2006, 2008, and 2017, require that the establishment of medical institutions to be reviewed and approved by healthcare administrative departments at or above the county level and an Approval Letter of Establishment of Medical Institution to be obtained from competent healthcare administrative departments. In addition, any entity or individual that intends to establish a medical institution must follow the application approval procedures and register with the relevant healthcare administrative authorities to obtain a Medical Institution Practicing License.

Measures for Hierarchical Administration of Hospitals (For Trial Implementation)

The Measures for Hierarchical Administration of Hospitals (For Trial Implementation), which was promulgated by the Ministry of Health and came into effect on November 29, 1989, sets out a “pilot point” principle for the hierarchical administration of hospitals. It provides that the hierarchical administration should be implemented firstly on pilot points, and progressively extended to other hospitals. In addition, it also provides that the hierarchical administration pilot program should be commenced with general hospitals; after the standards of the hierarchical administration of specialized hospitals is established, the corresponding pilot program for specialist hospitals should be initiated.

Law on Maternal and Infant Healthcare and Its Implementation Measures

The Law on Maternal and Infant Healthcare, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994, came into effect on June 1, 1995, and was amended on August 27, 2009 and November 4, 2017, and the Implementation Measures of the Law of the People’s Republic of China on Maternal and Infant Healthcare, which was promulgated by the State Council and came into effect on June 20, 2001 and was amended on November 17, 2017, require medical institutions engaged in (i) genetic disease diagnosis and prenatal diagnosis, (ii) pre-marital medical examinations, or (iii) midwifery services, ligature operations or operations for termination of gestation, to be licensed by the public health administrative authority of different levels as required to obtain the corresponding qualification certificates.

Administrative Measures for the Examination of Medical Institutions (For Trial Implementation)

The Administrative Measures for the Examination of Medical Institutions (For Trial Implementation), which was promulgated by the Ministry of Health and came into effect on June 15, 2009, stipulates that a medical institution’s Medical Institution Practicing License is subject to periodic examinations and verifications by the registration authorities. Such examinations and verifications are based on records and points generated by point management system for malpractice of medical institutions, established by local health administrative departments. The verification period is three years for general hospitals, traditional Chinese medicine hospitals, western medicine and traditional Chinese medicine hospitals, ethnic minority medicine and specialized hospitals, as well as sanitariums, rehabilitation hospitals, maternity and children’s healthcare centers, emergency centers, clinical laboratories and specialized disease prevention institutions equipped with more than 100 beds, and one year for other medical institutions. In the event that a medical institution fails to apply for verification as required and post re-verification procedures are unsuccessful, the registration authorities may cancel such medical institution’s Medical Institution Practicing License.

Administrative Measures for Aesthetic Medical Services

The Administrative Measures for Aesthetic Medical Services, which was promulgated by the Ministry of Health on January 22, 2002, came into effect on May 1, 2002, and was amended in 2009 and 2016, requires applicants for establishing aesthetic medical institutions or aesthetic medical departments within medical institutions to meet certain requirements. Aesthetic medical institutions may not commence operation before obtaining a Medical Institution Practicing License. Service items provided by aesthetic medical institutions or aesthetic medical departments within medical institutions must be approved by designated specialized academic associations and filed with relevant authorities.

Classification Catalog of Aesthetic Medical Items

The Classification Catalog of Aesthetic Medical Items, which was promulgated by the Ministry of Health and came into effect on December 11, 2009, classifies aesthetic medical services into four categories: (i) aesthetic surgical items (further divided into four grades) (ii) aesthetic dentistry items (iii) aesthetic dermatological items, and (iv) aesthetic Chinese medicine items. Provincial-level counterparts of the Ministry of Health may adjust the catalog based on local circumstances. Every medical institution will be registered with one or more categories from the day of establishment and is only allowed to conduct medical activities specifically provided under such categories.

Opinions on Implementing Classification Administration of Urban Medical Institutions

The Opinions on Implementing Classification Administration of Urban Medical Institutions, which was promulgated jointly by the Ministry of Health, State Administration of Chinese Traditional Medicine, the Ministry of Finance and National Development and Reform Commission on July 18, 2000 and came into effect on September 1, 2000, states that whether a medical institution is classified as not-for-profit or for-profit will be based on such medical institution’s business objectives, service purposes and implementation of various financial, taxation, pricing and accounting policies, provided that governments may not operate for-profit medical institutions. Medical institutions have to file written statements regarding their not-for-profit or for-profit status with relevant healthcare authorities when completing the application, registration and re-examination procedures in accordance with relevant laws, and the handling authority of health will, jointly with other relevant authorities, decide the not-for-profit/for-profit status for such medical institution based on the source of its investment and the nature of its business.

Categories of Medical Institutions in the PRC

According to the Basic Standards for Medical Institutions (For Trial Implementation), which was promulgated on September 2, 1994 and partly abrogated on August 2, 2010, March 15, 2011 and December 5, 2011, and the Interim Measures for the Assessment of Medical Institutions promulgated by the Ministry of Health on September 21, 2011, medical institutions in the PRC are divided into three classes (Class I, II and III) with regard to their medical practice conditions, including but not limited to, the amount of registered beds, treatment departments, personnel, properties, equipment, completeness of their internal rules and regulations as well as payment of registered capital.

(i) Grade I general hospitals must be at a minimum equipped with, among others, (a) 20 to 99 hospital beds, (b) clinical departments including emergency rooms, internal medicine, surgery, obstetrics and gynecology, preventive healthcare section; (c) medical departments including pharmacy, laboratory, x-ray room, and a disinfection supply room, and (d) 0.7 relevant health technicians per hospital bed, three doctors, five nurses, health technicians of medicament, inspection and radiation and one doctor of chief level or above.

(ii) General outpatient clinics must be at a minimum be equipped with, among others, (a) no less than five clinical departments including three clinical departments that are either emergency rooms, internal medicine or surgery and two clinical departments that are either obstetrics and gynecology, pediatrics, traditional Chinese medicine, ophthalmology, otolaryngology, stomatology and prevention and health; (b) medical departments including pharmacy, laboratory, X-ray room, treatment room, disposal room and disinfection supply room at least and (c) no less than five doctors including one doctor at the associate-chief level and above, one doctor for each clinical department, five nurses including one nurse with nurse-in-charge title and above and one health technician with relevant specialty for each medical laboratory.

Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation)

The Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation), which was promulgated by the Ministry of Health and came into effect on April 16, 2002 specifies basic standards that aesthetic medical specialty hospitals, aesthetic medical specialty outpatient clinics, aesthetic medical specialty clinics and aesthetic medical specialty departments should meet, such as the required number of beds, clinical departments and medical personnel. Certain basic standards for each type of aesthetic medical institutions and aesthetic medical specialty department are set forth below.

(i) Aesthetic medical specialty hospitals must be equipped with, among others, (a) more than 20 hospital beds, 12 aesthetic treatment beds and four dentistry complex therapy chairs, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic treatment room and anesthesiology, and (c) at least 1.03 relevant healthcare technicians per bed (chair), 0.4 nurse per bed (chair), six doctors at the associate-chief level and above with relevant specialties, two nurses with nurse-in-charge title and above and one attending specialist doctor for each department.

(ii) Aesthetic medical specialty outpatient clinics must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, two operation tables, two dentistry complex therapy chairs and two observation beds, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry and aesthetic dermatology (may also have an aesthetic traditional Chinese medicine department and aesthetic treatment rooms), and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, five registered doctors including at least one doctor at the associate-chief level and above with relevant specialties and one registered nurse, and one attending specialist doctor for each department.

(iii) Aesthetic medical specialty clinics must be at a minimum equipped with, among others, (a) two aesthetic treatment beds, or one operation table and one observation bed or one dentistry complex therapy chair, (b) no more than two clinical departments that are aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine; (c) at least one attending specialist doctor and one nurse for each department.

(iv) Aesthetic medical specialty departments must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, one operation table, one dentistry complex therapy chair and one observation bed, (b) clinical departments including aesthetic treatment consultation room and aesthetic treatment room, and at least two clinical departments that are either aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine, and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, one attending specialist doctor and one registered nurse for each department.

Regulations on the supervision over pharmaceuticals and medical services in medical institutions

Pharmaceutical Administration Law of the People’s Republic of China and Its Implementation Regulations

The Pharmaceutical Administration Law of the People’s Republic of China, which was promulgated by the Standing Committee of the National People’s Congress on September 20, 1984, came into effect on July 1, 1985, and was amended in 2001, 2013, 2015 and 2019, and the Regulations for the Implementation of the Pharmaceutical Administration Law of the People’s Republic of China, which was promulgated by the State Council on August 4, 2002, came into effect on September 15, 2002, and was amended on February 6, 2016 and March 2, 2019, provide that medical institutions may only purchase pharmaceuticals from licensed enterprises engaged in pharmaceutical manufacturing and distribution (except for the purchase of those Chinese herbal medicines that are not administrated by the approval number system). Also, medical institutions must establish an examination and inspection system to verify the qualification certificates and other specifications of the pharmaceuticals they purchase, and may not purchase or use pharmaceuticals that do not satisfy the relevant requirements. In addition, medical institutions must adopt and implement a pharmaceutical storage system and take necessary measures to ensure the quality of the pharmaceuticals such as providing refrigeration or be freeze-proof, damp-proof, pest-proof, and mouse-proof. Medical institutions are also required to retain certain qualified pharmaceutical technician personnel. Non-pharmaceutical technician personnel are prohibited from directly engaging in drug-related technical work. Obtaining an Import Permit Certificate or an Export Permit Certificate issued by the drug administration department of the State Council is also required for the import and export of narcotics and permitted psychotropic substances.

Measures for the Supervision and Administration of Pharmaceuticals in Medical Institutions (for Trial Implementation)

The Measures for the Supervision and Administration of Pharmaceuticals in Medical Institutions (for Trial Implementation), which was promulgated by the China Food and Drug Administration, or the CFDA, on October 11, 2011 and came into effect the same date, requires medical institutions to purchase pharmaceuticals from enterprises qualified for the production or distribution of pharmaceuticals and comply with certain standards regarding the storage, safekeeping, preparation and use of such pharmaceuticals. Any pharmaceutical prepared by a medical institution must be used by and for that same medical institution only. Medical institutions are prohibited from selling prescription pharmaceuticals directly to the public via mail, online or over the counter.

Measures for the Classification and Administration of Prescription Pharmaceuticals and Non-prescription Pharmaceuticals (For Trial Implementation)

The Measures for the Classification and Administration of Prescription Pharmaceuticals and Non-prescription Pharmaceuticals (For Trial Implementation), which was promulgated by State Drug Administration on June 18, 1999 and came into effect on January 1, 2000, sets forth the principals for the classification and administration of prescription pharmaceuticals and non-prescription pharmaceuticals based on their types, specifications, indications, dosage and supply channels. According to this measure, prescription pharmaceuticals may only be produced, purchased and used by licensed doctors’ prescription and licensed associate doctors, while non-prescription pharmaceuticals may be produced, purchased and used by anyone at their discretion without licensed doctors or licensed associate doctors’ prescription.

Regulations on Centralized Pharmaceutical Procurement by Medical Institutions

The Opinions on Further Regulating Centralized Pharmaceutical Procurement by Medical Institutions, which was jointly promulgated by the Ministry of Health and five other departments on January 17, 2009, and the Interpretations of Issues Related to the Opinions on Further Regulating Centralized Pharmaceutical Procurement by Medical Institutions, which was jointly promulgated by the Ministry of Health and five other departments on June 19, 2009, as well as the Administrative Measures for Supervision on Centralized Pharmaceutical Purchase and the Standards of Centralized Pharmaceutical Procurement Work for Medical Institutions jointly promulgated by the Ministry of Health and six other departments on June 2, 2010 and July 7, 2010, respectively, provide the general framework and detailed operational procedures regarding the centralized pharmaceutical procurement mechanism that requires non-profit medical institutions established by governments or state-owned enterprises to procure pharmaceuticals through the non-profit centralized pharmaceutical procurement platform organized by the competent governmental authorities. Medical institutions of other forms, are also encouraged to participate in the centralized pharmaceutical procurement system.

Regulations on Prices of Pharmaceuticals and Medical Services

According to the Opinions on Further Rectification of the Market Price for Pharmaceuticals and Medical Services, which was jointly promulgated by the National Development and Reform Commission and other seven departments on May 19, 2006, the profit margin of the pharmaceuticals subject to government pricing sold by medical institutions at or above county level may not exceed 15% of the actual procurement cost of such pharmaceuticals, and the profit margin of Chinese medicine drinks and tablets may not exceed 25% of their actual procurement cost.

The Notice on Issuing Opinions on Reforming the Price Formation Mechanism of Drugs and Medical Services, which was jointly promulgated by the NDRC, the Department of Health, and the Ministry of Human Resources and Social Security, came into effect on November 9, 2009. It provides that the price for basic healthcare services provided by non-profit medical institutions have to be set by government-directed pricing guidelines, while the price for healthcare services provided by for-profit medical institutions and certain special categories of healthcare services provided by non-profit medical institutions may be determined by the market.

According to the Notice of Issues Related to the Implementation of Market Price Adjustment by Non-public Medical Institutions, which was promulgated and implemented on March 25, 2014 by the National Development and Reform Commission, National Health and Family Planning Commission and the Ministry of Human Resources and Social Security, private for-profit medical institutions may set their own pricing for medical services, but such pricing must be determined according to principles of fairness, legitimacy and good faith and maintained at a relatively stable price level within a specific period. In addition, prices of medical services and pharmaceuticals must be displayed publicly to patients through various means, and medical institutions must take the initiative to receive social supervision.

The Opinions on Promoting Pharmaceutical Pricing Reform, which was promulgated by the National Development and Reform Commission, National Health and Family Planning Commission, Ministry of Human Resources and Social Security and four other departments on May 4, 2015 and came into effect on the same date, sets forth that from June 1, 2015, except for narcotic drugs and Class I psychotropic drugs, the pricing of drugs formulated by the government will be abolished. The pricing of narcotic drugs and Class I psychotropic drugs is still temporarily regulated by the NDRC which sets the maximum ex-factory and maximum retail prices until new regulation on pricing is implemented. The pricing for other drugs may be determined by manufacturers and sellers on their own based on the cost of production and operation as well as market supply and demand.

Administrative Measures for Pharmaceutical Importation

The Administrative Measures for Pharmaceutical Importation, which was jointly promulgated by the Ministry of Health and the General Administration of Customs on August 18, 2003 and amended on August 24, 2012, provides that imported pharmaceuticals may be registered and cleared for customs only after obtaining an Imported Pharmaceutical Registration Certificate, a Pharmaceutical Product Registration Certificate or an Imported Pharmaceutical Permit, as applicable.

Administrative Measures for the Control of Radioactive Pharmaceuticals

The Administrative Measures for the Control of Radioactive Pharmaceuticals, which was promulgated by the State Council, came into effect on January 13, 1989, and was amended on January 8, 2011 and March 1, 2017, requires medical institutions to comply with relevant national regulations and rules concerning radioisotope health protection when using radioactive pharmaceuticals. Any medical institution wishing to use radioactive pharmaceuticals must obtain a License for the Use of Radioactive Pharmaceuticals of the corresponding grade from the supervision and administration department of pharmaceuticals at the provincial, regional or municipal levels, as applicable. The License for the Use of Radioactive Pharmaceuticals is valid for five years and is of varying grades based on the technical skill and professional level of the radiological personnel and the equipment conditions of such medical institution. In addition, the preparation or use of radioactive preparations must meet the relevant provisions of the Pharmaceutical Administration Law of the People’s Republic of China and the implementing rules thereof.

Regulations on the Administration of Narcotic Pharmaceuticals and Psychotropic Substances

The Regulations on the Administration of Narcotic Pharmaceuticals and Psychotropic Substances, which was promulgated by the State Council on August 3, 2005 and was amended on December 7, 2013 and February 6, 2016, provides that if a medical institution needs to use any narcotic pharmaceutical or Class I psychotropic substance, such medical institution must, upon approval by the competent public health department, obtain the Seal Card for the Purchase and Use of Narcotic Pharmaceuticals and Class I Psychotropic Substances, or the Seal Card. If a medical institution with a Pharmaceutical Preparation Certificate for Medical Institutions and a Seal Card needs to dispense for clinical use any narcotic pharmaceutical or psychotropic substance that is not available on the market, the preparation of such pharmaceutical or psychotropic substance will be subject to approval by the competent provincial, regional or municipal pharmaceutical regulatory department where the medical institution is located. Such prepared narcotic pharmaceutical or psychotropic substance may only be dispensed by the medical institution that prepared it and may only be used in the institution itself and may not be marketed.

Measures for the Administration of Prescriptions

The Measures for the Administration of Prescriptions, which was promulgated on February 14, 2007 and came into effect on May 1, 2007 by the Ministry of Health, provides the standards and format of prescriptions, the principles of prescription writing that doctors must abide by, and other regulations related to the provision and preparation of prescriptions. In accordance with the Measures for the Administration of Prescriptions, a registered doctor must acquire the prescription rights in the medical institution where he or she is registered. The prescription prescribed by the assistant doctor is then valid upon the signature or personal seal of the doctor in the same medical institution.

Regulations on the supervision over medical equipment in medical institutions

Regulations on the Supervision and Administration of Medical Devices

The Regulations on the Supervision and Administration of Medical Devices, or the Regulations on Medical Devices, which was promulgated by the State Council on January 4, 2000 and amended on March 7, 2014 and May 4, 2017, regulates the management of medical device manufacturing and the supervision, distribution and use of medical devices as well as relevant legal obligations. Pursuant to the Regulations on Medical Devices, medical device enterprises and medical institutions may only purchase medical devices from properly licensed enterprises. Medical institutions may not use unregistered, uncertified, expired, ineffective or outdated medical devices. Disposable medical devices may not be used repeatedly and medical institutions must destroy used disposable medical devices in accordance with relevant rules and keep records such disposal.

Administrative Measures on Radiotherapy

According to the Administrative Measures on the Radiotherapy, which was promulgated by the Ministry of Health on January 24, 2006, came into effect on March 1, 2006 and was amended on January 19, 2016, medical institutions engaged in radio diagnosis and radiotherapy must be equipped with the conditions required for conducting radio diagnosis and radiotherapy, and apply for a License for Radiotherapy issued by the competent public health administrative authorities. Medical institutions may not conduct radio diagnosis and radiotherapy if they fail to obtain the License for Radio-diagnosis and Radiotherapy or to register with radio diagnosis and radiotherapy on the Medical Institution Practicing License. During the course of radiotherapy, medical institutions must take protective measures in accordance with the relevant laws and regulations.

Regulations on the Safety and Protection of Radioisotopes and Radiation-emitting Devices and Measures for Administration of the Safety Licensing of Radioactive Isotopes and Radioactive Equipment

The Regulations on the Safety and Protection of Radioisotopes and Radiation-emitting Devices, which was promulgated by the State Council on September 14, 2005, came into effect on December 1, 2005 and was revised on July 29, 2014 and March 2, 2019, and the Measures for Administration of the Safety Licensing of Radioactive Isotopes and Radioactive Equipment, which was promulgated by the Ministry of Environmental Protection (currently known as the Ministry of Ecology and Environment) on January 18, 2006 and amended on December 6, 2008, December 12, 2017 and August 22, 2019, respectively, require any entity engaging in the production, sale or use of radioisotopes or radiation-emitting devices of different categories to obtain a Safety License for Radiation. In addition, medical institutions using radioisotopes or radiation-emitting devices for diagnosis and treatment are required to obtain a permit for radiological diagnostic and therapeutic techniques and medical radiation.

Administrative Measures on the Deployment and Use of Large Medical Equipment (for Trial Implementation)

The Administrative Measures on the Deployment and Use of Large Medical Equipment (for Trial Implementation), which was jointly promulgated by the National Health Commission and the State Drug Administration and became effective on May 22, 2018, provides that the State implements classified and categorized allocation plans and license management to large medical equipment according to the Catalog of Large Medical Equipment. Large medical equipment refers to medical equipment with complicated technology, large capital input, high operating cost, great impact on medical expenses and included in the catalog management. Medical institutions that intend to purchase large medical equipment must apply to the competent health administrative authorities and purchase the approved large medical equipment upon the receipt of a License for the Deployment of Large Medical Equipment.

Administrative Measures for Medical Consumables for Medical Institutions (for Trial Implementation)

Administrative Measures for Medical Consumables for Medical Institutions (for Trial Implementation) or the Measures for Medical Consumables for Medical Institutions was jointly promulgated by the National Health Commission and the National Administration of Traditional Chinese Medicine on June 6, 2019 and came into effect on September 1, 2019. Measures for Medical Consumables for Medical Institutions provide for the definition and classification of medical consumables, and state that whole-process administration will be imposed on work related to medical consumables, including selection, procurement, receiving inspections, storage, distribution, clinical use, monitoring, and evaluation. Measures for Medical Consumables for Medical Institutions state that medical consumables will be subject to unified procurement, adding that clinical use of medical consumables is administered at three different levels, and for this purpose, medical consumables are divided into three classes, i.e. Class I, Class II and Class III. Class I medical consumables are utilized by medical technicians, while Class II medical consumables are used by qualified medical technicians after they have received the necessary training, and Class III medical consumables, as stipulated by relevant administrative provisions on medical technologies, are used by those medical technicians who obtain the qualification to make relevant technical operations. Furthermore, Measures for Medical Consumables for Medical Institutions require that medical consumables usable by medical institutions shall fall in a limited range of varieties, to limited specifications and in a limited quantity, and the number of enterprises supplying the medical consumables with the same or similar functions should be controlled as well.

Regulations on medical personnel of medical institutions

Law on Medical Practitioners of the People’s Republic of China

The Law on Medical Practitioners of the People’s Republic of China, which was promulgated by the Standing Committee of the National People’s Congress on June 26, 1998, came into effect on May 1, 1999, and was amended on August 27, 2009, provides that medical practitioners in the PRC must obtain qualification licenses for their medical profession. Qualified medical practitioners and qualified assistant medical practitioners must register with the relevant public health administrative authorities at or above the county level. After registration, medical practitioners may work at medical institutions in their registered location in the types of jobs and within the scope of such medical treatment, disease-prevention or healthcare business as provided in their registration.

Administrative Measures for the Registration of Medical Practitioners

Administrative Measures for the Registration of Medical Practitioners, which was promulgated by the National Health and Family Planning Commission on February 28, 2017 and came into effect on April 1, 2017, provides that the State has established an information system for medical practitioner administration to carry out e-registration and online administration. Upon gaining a qualification license to practice as a doctor, medical practitioners may conduct activities related to medical care, disease prevention or healthcare according to their registered area, category and scope of practice. Medical practitioners serving in several institutions within the same place of practice shall determine a specific institution as the main practicing institution, and apply for registration with the competent health and family planning administrative authority that approves the practice of the institution. For other institutions where the physician intends to practice, the physicians must apply with the administrative departments of health and family planning that approves the practice of such institutions, indicating the locations and names of such institutions.

Trial Regulations on the Position of Health Technical Personnel

The Trial Regulations on the Position of Health Technical Personnel, which was promulgated by the Ministry of Health on February 22, 1981 and came into effect on the same date, classifies health technical positions into four types: medical, medicine, nursing and technician. The chief medical/ medicine/nursing/technical physicians and associate-chief medical/medicine/nursing/technical physicians are classified as senior technical positions. The attending medical/medicine/nursing/technical physicians are classified as intermediate technical positions. The medical/medicine/nursing/technical physicians and the medical/medicine/nursing/technical staff are classified as primary technical positions. Health technical position qualifications at various levels are reviewed respectively, by the corresponding senior/ intermediate/primary position review committee. Senior position review committee is generally created by departments in the State Council, provinces, autonomous regions or municipalities directly under the central government. The aforementioned authorities may authorize competent subordinate entities to constitute senior position review committees, and such subordinate entities should apply for approval regarding the establishment of senior position review committees from the nominating department. The competence to constitute intermediate/primary position review committees is determined by departments in the State Council, provinces, autonomous regions or municipalities directly under the central government.

Regulations on Nurses

The Regulations on Nurses, which was promulgated by the State Council on January 31, 2008, came into effect on May 12, 2008 and was amended on March 27, 2020, provides that a nurse shall apply to the competent health administrative department that approves the establishment of the medical institution in which he or she intends to practice or that processes the record-filing of the said medical institution and obtain a Nurse’s Practicing Certificate. The practicing nurse registration is valid for five years. The number of nurses at a medical institution may not be less than the standard number set by the public health administrative authority of the State Council.

Administrative Measures for Aesthetic Medical Services

The Administrative Measures for Aesthetic Medical Services, which was promulgated by the Ministry of Health on January 22, 2002, came into effect on May 1, 2002, and was amended on February 13, 2009 and January 19, 2016, requires medical practitioners of aesthetic medical services to obtain the qualification license of aesthetic medical chief doctor or provide aesthetic medical clinical services under supervision of licensed chief doctors. An aesthetic medical chief doctor is required to have, among others, (a) a doctor’s qualification and registration with relevant authority, (b) working experience with relevant clinical specialties, and (c) aesthetic medical training or an advanced education certificate or no less than one year of clinical working experience in the aesthetic medical services.

Personnel providing aesthetic medical nursing services must also meet relevant requirements including but not limited to (a) nurse qualifications and registrations with relevant authorities, (b) no less than two years of nursing working experience, and (c) aesthetic medical nursing training or advanced education certificates or not less than six months of clinical nursing working experience in the aesthetic medical services. The chief doctor responsible for aesthetic surgeries must also have at least six years of clinical working experience in the aesthetic surgery departments or plastic surgery departments. The chief doctor responsible for aesthetic dentistry treatment must also have at least five years of clinical working experience in aesthetic dentistry departments or stomatology departments. The chief doctor responsible for aesthetic traditional Chinese medicine treatment or aesthetic dermatological treatment must also have at least three years of clinical working experience in traditional Chinese medicine or dermatology.

Regulations on Physicians’ Multi-sited Practice

Several Opinions on Accelerating the Development of Medical Institutions with Social Capital, which was promulgated on December 30, 2013 by the National Health and Family Planning Commission and the State Administration of Traditional Chinese Medicine, specifically states that multi-sited practice of physicians is permitted. Medical personnel can orderly move among medical institutions owned by different entities.

The Notice on Issuing Opinions on Promoting and Regulating Physicians’ Multi-sited Practice, which was jointly promulgated by the National Health and Family Planning Commission, National Development and Reform Commission, and the Ministry of Human Resources and Social Security on November 5, 2014 and came into effect on the same date, requires that physicians with multi-sited practice to meet the following criteria: (1) be qualified for intermediate or higher professional and technical positions, and have been engaged in the same profession for no less than five years, (2) be healthy and be competent for multi-sited practice, and (3) have no unqualified record in the periodic assessments of physicians in the last two consecutive cycles. It also states that registration management applies to multi-sited practices.

Interim Administrative Measures for Temporary Medical Practicing in China by Foreign Doctors

The Interim Administrative Measures for Temporary Medical Practicing in China by Foreign Doctors, which was promulgated by the Department of Health on October 7, 1992, came into effect on January 1, 1993, and was amended on November 28, 2003 and January 19, 2016, provides that temporary medical practice in China by foreign doctors refers to clinical diagnosis and treatment business activities that are carried out for a period of less than one year by foreign doctors licensed in other countries who are invited to come to or employed in China. Foreign doctors wishing to engage in temporary medical practice in China must be registered and issued a License of Short-term Medical Practicing by Foreign Doctors. The effective period for a short-term practicing foreign doctor permit in China does may exceed one year, but foreign doctors may re-apply for such registration upon the expiration of their previous registration.

Management Measures of Qualification and Practice of Aesthetic Medical Attending Doctors (for Trial Implementation)

The Management Measures of Qualification and Practice of Aesthetic Medical Attending Doctors (for Trial Implementation), which was promulgated by the Health and Family Planning Commission of Guangdong Province on March 17, 2014 and became effective on May 1, 2014, provides that practicing doctors conducting aesthetic medical activities in Guangdong Province should obtain the Qualification Certificate of Aesthetic Medical Attending Physicians in Guangdong Province before conducting aesthetic medical diagnosis and treatment activities. After obtaining the Qualification Certificate of Aesthetic Medical Attending Physicians in Guangdong Province, they may only conduct aesthetic medical diagnosis and treatment activities in accordance with the approved category of aesthetic medical doctors, the registered practice place and the practice scope. Doctors without the Qualification Certificate of Aesthetic Medical Attending Physicians in Guangdong Province shall engage in aesthetic medical activities under the guidance of attending doctors holding such qualification certificate, and shall not independently conduct aesthetic medical activities. Attending doctors conducting aesthetic medical activities that are beyond the registered doctor’s category or are out of the registered practice place will be prohibited from conducting aesthetic medical activities for 6 months and will be required to attend trainings on laws and regulations.

Regulations on anti-corruption and anti-commercial bribery

The PRC governmental departments have formulated relevant laws and regulations for standardizing the anti-corruption and anti-commercial bribery in the medical treatment and healthcare industry.

Code of Conduct for the Practitioners of Medical Institutions

The Code of Conduct for the Practitioners of Medical Institutions, or the Code, was jointly promulgated by the Ministry of Health, the State Food and Drug Administration, the State Administration of Traditional Chinese Medicine and came into effect on June 26, 2012, providing the basic rules of conduct for practitioners at medical institutions, managerial persons, doctors, nurses, pharmaceutical technicians, medical technicians and other relevant persons. The Code applies to practitioners of all levels and classes at medical institutions. Pursuant to the Code, practitioners in medical institutions must perform their duties honestly, be self-disciplined, and abide by medical ethics. Accordingly, such practitioners may not ask for or illegally receive any property from patients, receive improper benefits by leveraging their positions, receive such rebates or commissions, in various form or titles, offered by personnel in creating or operating an enterprise related to medical equipment and machinery, pharmaceuticals, and chemical agents, participate in operational entertainment arranged, organized or paid by such personnel, gain access to or acquire the basic medical protection fund by cheating or facilitate such improper acquisition by others, violate the laws by participating in advertisement for medical treatments and marketing and promotion of pharmaceuticals or machinery for medical treatment, or re-sell a registration number for treatment at a profit.

Nine Prohibitions for Strengthening Ethical Conduct in the Healthcare Industry

In accordance with the Notice on Printing and Distributing of the “Nine Prohibitions” for Strengthening Ethical Conduct in the Healthcare Industry, which was promulgated and implemented by the National Health and Family Planning Commission and the State Administration of Traditional Chinese Medicine and effective on December 26, 2013, medical institutions are required to implement the policy of the “Nine Prohibitions”, including that it is prohibited to (1) link the personal income of medical health personnel with the cost of medical examination, (2) issue a bill by deducting a commission, (3) receive fees by violating laws, (4) receive donations and subsidies from the society by violating laws, (5) participate in marketing activities and illegal release of advertisements for medical treatments, (6) conduct medicines and medical consumables statistics for commercial purposes, (7) privately purchase and use pharmaceutical products in violation of laws, (8) receive rebates, or (9) receive “red packets” from patients. If a medical and health institution is in violation of the “Nine Prohibitions”, the health and family planning administrative departments will handle the case by issuing criticisms, requesting rectification within a time period, lowering the level of or degrading such institutions, taking into account the seriousness of the case. Should administrative punishment be imposed, warnings and orders to suspend the business may be granted to such institutions and the business licenses of such institutions may be revoked. If medical personnel are in violation of the “Nine Prohibitions”, the medical institutions where such personnel work will provide such personnel with criticism and education, have such personnel’s good results of medical performance evaluation for the current year cancelled, have such personnel’s salary reduced, have such personnel’s employment deferred, have such personnel’s dismissed with a waiting period before they can be hired again, or have such personnel dismissed; in serious cases, relevant health and family planning administrative authorities may suspend such personnel’s practicing or revoke such personnel’s practicing certificates in accordance with the law; in the event of a suspected criminal case, such case will be referred to judicial bodies for judicial procedures.

Regulations on Governance of Commercial Bribery in the Purchase and Sales of Medicine

In accordance with the Implementation Opinions on Launching Special Governance on Commercial Bribery in Medicine Purchase and Sale, promulgated and implemented by the Ministry of Health and the State Administration of Traditional Chinese Medicine and effective April 21, 2006 and the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Purchase and Sale of Medicine, which was promulgated by the National Health and Family Planning Commission on December 25, 2013 and implemented on March 1, 2014, the focus of the specialized governance framework regarding commercial bribery to procure medicine are on: (i) the act of the leaders and the relevant personnel of medical institutions of receiving property or rebate granted by the manufacturing and business enterprises and their marketing and sales personnel during the procurement of medicines, medical equipment and medical consumables, (ii) the act of the medical professionals of medical institutions of receiving property or commission granted by the manufacturing and business enterprises and their marketing and sales personnel during the clinical, diagnosis and treatment, and (iii) the act of medical institutions of receiving property granted by the manufacturing and business enterprises and their marketing and sales personnel. Personnel in violation of the relevant provisions will be punished by confiscation of the illegal goods and revocation of their business licenses. If the act constitutes a crime, criminal liability on the relevant parties will also be pursued according to laws.

Regulations on medical malpractice

General Principles and General Provisions of the Civil Law of the People’s Republic of China

The General Principles of the Civil Law of the People’s Republic of China, which was promulgated by the National People’s Congress on April 12, 1986, came into effect on January 1, 1987 and was amended on August 27, 2009, and the General Provisions of the Civil Law of the People’s Republic of China, which was promulgated by the National People’s Congress on March 15, 2017 and came into effect on October 1, 2017, provide that contracting parties must perform their obligations in full as agreed. The Opinions on Implementing the General Principles of the Civil Law of PRC (for Trial Implementation), which was promulgated by the Supreme People’s Court on April 2, 1988, came into effect on the same day and amended on December 18, 2008, provides a one-year statute of limitations for a claim for compensation for bodily injury. Where the bodily injury is obvious, the statute of limitations begins on the date the injury occurred. Where the bodily injury is not discovered at the time of the injury but diagnosed later, the statute of limitations begins on the date of the diagnosis.

Contract Law of the People’s Republic of China

The Contract Law of the People’s Republic of China, which was promulgated by the National People’s Congress on March 15, 1999 and came into effect on October 1, 1999, provides that the contracting parties must abide by the principles of honesty and good faith in exercising their rights and performing their obligations. A lawfully established contract is legally binding on the contracting parties, each of whom must perform its own obligations in accordance with terms of the contract, and no party may unilaterally modify or terminate the contract.

Tort Liability Law of the People’s Republic of China

The Tort Liability Law of the People’s Republic of China, which was promulgated by the Standing Committee of the National People’s Congress on December 26, 2009 and came into effect on July 1, 2010, provides that, if a medical institution or the medical personnel of a medical institution are at fault for damage inflicted on a patient during the course of diagnosis and treatment, the medical institution will be liable for compensation. The medical institution is responsible for the damage caused to the patient due to the failure of the medical personnel to fulfill their statutory obligations in the course of diagnosis and treatment. Medical institutions and their medical personnel must protect the privacy of their patients and will be liable for damage caused by divulging the patients’ private or medical records without consent.

Interpretations of the Supreme People’s Court on Several Issues concerning the Application of Law in Hearing Cases Involving Disputes over the Liability for Medical Damage

According to the Interpretations of the Supreme People’s Court on Several Issues concerning the Application of Law in Hearing Cases Involving Disputes over the Liability for Medical Damage, which was promulgated by the Supreme People’s Court on December 13, 2017 and became effective on December 14, 2017, after a patient has filed a lawsuit against some of the medical institutions where he or she was treated, such medical institutions are allowed to file an application to bring in other medical institutions where the patient has received treatment as joint defendants or third parties. The people’s court may also bring related parties into the lawsuit according to the law when the court deems it necessary.

Regulations on Handling Medical Malpractice

The Regulations on Handling Medical Malpractice, which was promulgated by the State Council on April 4, 2002 and came into effect on September 1, 2002, provides a legal framework and detailed provisions regarding the prevention, identification, disposition, compensation and penalties of or relating to cases involving personal injury to patients caused by medical institutions or medical personnel due to malpractice. Medical accidents shall, according to the seriousness of personal injuries to patients, be classified into four grades. The criteria for specific grades shall be formulated by the health administration department of the State Council.

Trial Administrative Measures of the Health Department of Guangdong Province on Point Deductions for Medical Institution Malpractice

The Trial Administrative Measures of the Health Department of Guangdong Province on Point Deductions for Medical Institution Malpractice, or the Guangdong Measures, which was promulgated and came into effect on January 4, 2011 by the Health Department of Guangdong Province, specifies certain circumstances under which a medical institution’s malpractice points will be deducted and the number of malpractice points to be deducted under each circumstance. A medical institution’s malpractice points may be subject to deductions each year, and when the annual renewal of the Medical Institution Practicing License is completed, the deducted malpractice points are reset to zero. From the date of renewal, if there are more than 24 points deducted within a year, the health administrative department will report the point deductions to its supervising department. Medical institutions at all levels must comply with the Guangdong Measures, provided that such medical institutions have legitimately obtained a Medical Institutions Practicing License within the administrative area of Guangdong Province.

Regulations on Point Accumulation and Deduction for Medical Institution Malpractice in Shanghai

On January 30, 2007, the Health Department of Shanghai promulgated the Notice on Improving the Management of Point Accumulation for Medical Institution Malpractice in Shanghai, which came into effect on the same date, establishing the archive management system and laying out detailed procedures for archive management. The Administrative Measures of Shanghai on Point Deduction for Medical Institutions Malpractice, or the Shanghai Measures which was promulgated on October 15, 2018 and came into effect on January 1, 2019 by the Health Department of Shanghai, specifies certain circumstances under which a medical institution’s malpractice points will be deducted and the number of points to be deducted under each circumstance. A medical institution’s malpractice points may be subject to deduction each examination and verification period following the issuance date of the Medical Institution Practicing License or the qualification date of the previous examination and verification period. Upon expiration of each deduction period, the deducted malpractice points are reset to zero. Where a medical institution has a one-year examination and verification period and its malpractice points are deducted by more than 12 during such period, or where a medical institution has a three-year examination and verification period and its malpractice points are deducted by more than 36 during such period (1) if it is within 3 months before the expiration of the current examination and verification period, the registration authority should order such medical institution to apply for examination and verification immediately and should extend the examination and verification period of such medical institution by one to six months. The medical institution must then apply for re-examination and verification upon the expiration of the extended examination and verification period, whereas, in the event that the malpractice points are deducted by more than 6 during the extended examination and verification period, the medical institution will fail the re-examination and verification and its Medical Institution Practicing License will be revoked by the registration authority; (2) the legal representative and principal responsible person of such medical institution shall take the examination regarding relevant laws and regulations of health care organized by the health administrative department. If such persons do not take the examination or fail the examination, such medical institution will be deemed unqualified for re-examination and re-verification, and its Medical Institution Practicing License will be revoked by the registration authority. Medical institutions at all levels in Shanghai must comply with the Shanghai Measures, provided that such medical institutions have legitimately obtained a Medical Institutions Practicing License within the administrative area of Shanghai.

Regulations on Point Accumulation for Medical Institution Malpractice in Beijing

The Health Department of Beijing promulgated the Trial Administrative Measures of Beijing on Point Accumulation for Medical Institution Malpractice on February 22, 2008, or the Beijing Measures, which came into effect on March 20, 2008, specifying certain circumstances under which a medical institution’s malpractice points will be deducted and the number of points to be deducted under each circumstance. Medical institutions at all levels in Beijing must comply with the Beijing Measures, provided that such medical institutions have filed for practice registration with the health administrative department and legitimately obtained a Medical Institutions Practicing License within the administrative area of Beijing. On January 16, 2017, the Beijing Health and Family Planning Commission and Beijing Administration of Traditional Chinese Medicine jointly promulgated the Notice on Further Improving the Management of Point Accumulation for Medical Institution Malpractice, which came into effect on the same date, stating that the verification and examination of medical institutions may be postponed if a certain number of malpractice points of such medical institutions are deducted.

Administrative Measures of Hainan Province on Point Deduction for Medical Institution Malpractice

The Administrative Measures of Hainan Province on Point Deduction for Medical Institution Malpractice, which was promulgated on March 14, 2019 and came into effect on April 1, 2019 by the Health Commission of Hainan Province, specifies certain circumstances under which a medical institution’s malpractice points will be deducted and the number of points to be deducted under each circumstance. The malpractice points of a medical institution may be deducted in each year following the issuance date of such medical institution’s Medical Institution Practicing License. The registration authority may extend the examination and verification period of medical institutions by six months under the following circumstances: (1) for a medical institution that has a one-year examination and verification period, its malpractice points are deducted by more than 12 points during such period, or (2) for a medical institution that has a three-year examination and verification period, its malpractice points are deducted by more than 36 points during such period. If the malpractice points of the aforementioned medical institutions are deducted by more than 6 points during the extended examination and verification period, the registration authority may deem it as a failed examination and verification situation and revoke the Medical Institution Practicing License. All medical institutions holding a Medical Institution Practicing License issued in Hainan Province must comply with these measures.

Administrative Measures of Ningxia Hui Autonomous Region on Point Accumulation for Medical Personnel Malpractice (for Trial Implementation)

Administrative Measures of Ningxia Hui Autonomous Region on Point Accumulation for Medical Institution Malpractice (for Trial Implementation), which was promulgated on November 11, 2016 and came into effect on December 1, 2016 by the Health and Family Planning Commission of Ningxia Hui Autonomous Region, specifies certain circumstances under which a medical institution’s malpractice points will be deducted and the number of points to be deducted under each circumstance. The aforesaid measures are applicable to all kinds of public and private medical institutions of or above secondary-level, which have been approved and registered by the administrative department of health and family planning and have legitimately obtained a Medical Institutions Practicing License within the administrative area of Ningxia Hui Autonomous Region. The counterpart measures applicable to lower- level medical institutions will be constituted by the health and family planning department in each municipal city, county (district) with reference to these measures.

Administrative Measures of Shandong Province on Point Deduction for Medical Institution Malpractice

Administrative Measures of Shandong Province on Point Deduction for Medical Institution Malpractice, which was promulgated on March 14, 2018 and came into effect on May 1, 2018 by the Health and Family Planning Commission of Shandong Province, specifies certain circumstances under which a medical institution’s malpractice points will be deducted and the number of points that will be deducted under each circumstance. The malpractice points of a medical institution may be deducted in each year following the issuance date of its Medical Institution Practicing License. Upon expiration of the one-year deduction period, the malpractice points are reset to zero. For a medical institution with a one-year examination and verification period, if its malpractice points are deducted by more than 18 points during such period, the registration authority may extend the examination and verification period of such medical institution by six months. The extended six-month examination and verification period will also be made to a medical institution with a three-year examination and verification period if its malpractice points are deducted by more than 80 during the three-year period. The aforesaid measures are applicable to all kinds of public and private medical institutions at all levels that have obtained the Medical Institution Practicing License according to laws within the administrative areas of Shandong Province.

Interim Administrative Measures of Zhejiang Province on Point Deduction for Medical Institution Malpractice

According to the Interim Administrative Measures of Zhejiang Province on Point Deduction for Medical Institution Malpractice, which was promulgated by the Department of Health of Zhejiang Province on June 9, 2010, malpractice points may be deducted from a medical institution in each year following the issuance date of its Medical Institution Practicing License. Upon expiration of the deduction period, the malpractice points are reset to zero. Where a medical institution has a one-year examination and verification period and its malpractice points are deducted by 12 or more during such period, or where a medical institution has a three-year examination and verification period and its malpractice a points are deducted by either 12 or more points within a year or by 36 or more in aggregate during such period, the registration authority should extend its examination and verification period by one to six months. If the malpractice points are deducted by 10 or more within a year, the local department of health will report the point deductions to its supervising department. If the malpractice points are deducted by 12 or more within a year, the local department of health will issue a notice of criticism and order the medical institution to rectify its malpractice.

Administrative Measures of Jiangxi Province on Point Deduction for Medical Institution Malpractice (for Trial Implementation)

According to Administrative Measures of Jiangxi Province on Point Deduction for Medical Institution Malpractice (for Trial Implementation), which was promulgated by the Department of Health of Jiangxi Province on September 27, 2011, the malpractice points of a medical institution may be deducted in each year following the issuance date of its Medical Institution Practicing License. Upon expiration of the 12-month deduction period, the malpractice points are reset to zero. Where a medical institution has a one-year examination and verification period and its malpractice points are deducted by more than 18 points, the registration authority should extend its examination and verification period by one to six months, whereas if the malpractice points are deducted by more than 24 points, the medical institution will fail the examination and its Medical Institution Practicing License will be revoked. Where a medical institution has a three-year examination and verification period and its malpractice points are deducted by either more than 18 points within a year or by more than 50 in aggregate during such period, the registration authority will extend its examination and verification period by one to six months, whereas if its malpractice points are deducted by either more than 24 in a year or by more than 60 in aggregate during such period, it will fail the examination and its Medical Institution Practicing License will be revoked.

Interim Administrative Measures of Hunan Province on Point Deduction for Medical Institution Malpractice

According to the Interim Administrative Measures of Hunan Province on Point Deduction for Medical Institution Malpractice, which was promulgated by the Department of Health of Hunan Province on November 11, 2011, the malpractice points of a medical institution may be deducted in each year following the issuance date of the Medical Institution Practicing License. Upon expiration of the 12-month deduction period, the malpractice points are reset to zero. If the malpractice points are deducted by more than 12 within one year, the registration authority will extend its examination and verification period by one to six months. If the malpractice points are deducted by six or more during the extended examination and verification period, the medical institution will fail the examination.

Regulations on Preventing and Handling Medical Disputes

The Regulations on Preventing and Handling Medical Disputes, which was promulgated by the State Council on July 31, 2018 and come into effect on October 1, 2018, and the Measures for Complaint Management of Medical Institutions, which was promulgated by the National Health Committee on March 6, 2019 and came into effect on April 10, 2019, require medical institutions to establish a sound system for receipt of complaints, set up a unified complaint management department or be equipped with full-time (or part-time) staff, and post medical dispute resolution measures, procedures and contacts in a conspicuous place in the medical institution to make it convenient for patients to submit complaints or feedback. For medical institutions that have not established a system to receive complaints, or such system fails to comply with the relevant requirements, it may receive rectification order, warning from and be imposed fine by the competent health administrative department, while related staff and medical personnel directly responsible may be punished under serious circumstances. If any crime is constituted, the violator shall be subject to criminal liability in accordance with the law.

Regulations on medical advertising in the PRC

Advertisement Law of the People’s Republic of China

The Advertisement Law of the People’s Republic of China, or the Advertisement Law, which was promulgated by the Standing Committee of National People’s Congress on October 27, 1994, came into effect on February 1, 1995, and was amended on April 24, 2015 and October 26, 2018, provides that advertisements may not contain false or misleading content or deceive or mislead consumers. Advertisements related to pharmaceuticals and medical devices must be reviewed by relevant authorities in accordance with relevant rules before being distributed or broadcasted through movies, television, newspapers, journals or other means. The Advertisement Law further requires that any advertisement for medical treatment, pharmaceuticals or medical devices to not contain: (i) any assertion or guarantee regarding efficacy or safety, (ii) any statement on cure rate or effective rate, (iii) any comparison with the efficacy and safety of other pharmaceuticals or medical devices or with other medical institutions, (iv) any use of endorsements or testimonials, or (v) other items as prohibited by laws and administrative regulations.

Interim Measures for the Administration of Internet Advertisement

The Interim Measures for the Administration of Internet Advertisement, which was promulgated by the State Administration of Industry and Commerce (currently known as the State Administration of Market Regulation) on July 4, 2016 and came into effect on September 1, 2016, provides that internet advertisement must be identifiable and clearly identified as an “advertisement” so that consumers will recognize that it is an advertisement. Paid search advertisements must be clearly distinguished from natural search results. No entity and individual may publish any advertisement of prescription pharmaceuticals or tobacco by means of the internet. No advertisement of any medical treatment, pharmaceuticals, foods for special medical purpose, medical devices, pesticides, veterinary medicines, dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as required by laws and regulations must be released unless it has passed such review.

Administrative Measures on Medical Advertisement

The Administrative Measures on Medical Advertisement, which was jointly promulgated by the State Administration of Industry and Commerce and the Ministry of Health on September 27, 1993, and was amended on November 10, 2006 and came into effect on January 1, 2007, requires medical advertisements to be reviewed by relevant health authorities and a Medical Advertisement Approval Certificate to be obtained before such advertisement may be released by a medical institution. Medical Advertisement Review Certificate has an effective term of one year and may be renewed upon application.

Notice on Further Strengthening the Administrative Measures on Medical Advertisement

The Notice on Further Strengthening the Administrative Measures on Medical Advertisement, which was promulgated by the Ministry of Health and came into effect on July 17, 2008, emphasizes severe censorship, regulation and punishment on medical institutions’ non-compliance of medical advertisement. In case that a medical institution fails to correct its non-compliance of medical advertisement after two or more warnings, or that such non-compliance results in any patient suffering personal injuries or property losses, the medical institution shall be ordered to suspend its business for rectification, or the license for operating particular medical department or even the Medical Institution Practice License of such institution will be revoked in accordance with the provisions of the Administrative Measures on Medical Advertisement.

Regulations on environmental protection related to medical institutions

Regulations on the Management of Medical Waste and the Management Measures for Medical Waste of Medical Institutions

The Regulations on the Management of Medical Waste, which was promulgated by the State Council on June 16, 2003, came into effect on the same date and was revised on January 8, 2011, and the Management Measures for Medical Waste of Medical Institutions, which was promulgated by the Ministry of Health on October 15, 2003 and came into effect on the same date, require medical institutions to timely deliver medical waste to a specially designated location for centralized disposal of medical waste and categorize the medical waste in accordance with the Classified Catalog of Medical Waste. High-risk waste such as the culture medium or specimens of pathogens and the preserving liquid of bacteria strains or virus strains must be sterilized on the spot before disposal. Sewage generated by any medical institution and excretion of its patients or patients suspected of infectious diseases must be sterilized in accordance with the relevant laws, rules and regulations, and must not be discharged into sewage treatment system until the relevant standards are met.

Regulations on Urban Drainage and Sewage Treatment

The Regulations on Urban Drainage and Sewage Treatment, which was promulgated by the State Council on October 2, 2013 and came into effect on January 1, 2014, requires urban entities and individuals to dispose sewage through urban drainage facilities covering their geographical area in accordance with relevant rules. Companies or other entities engaging in medical activities must apply for a Sewage Disposal Drainage License before disposing sewage into urban drainage facilities. Sewage- disposing entities and individuals are required to pay a sewage treatment fee in accordance with relevant rules.

Measures for the Administration of Permits for the Discharge of Urban Sewage into Drainage Network

The Measures for the Administration of Permits for the Discharge of Urban Sewage into Drainage Network, which was promulgated by the Ministry of Housing and Urban-Rural Development on January 22, 2015 and came into effect on March 1, 2015, provides that enterprises engaging in industry, construction, catering and discharging sewage into the urban drainage network must apply for and obtain a License for Drainage.

Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2019Edition)

The Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2019 Edition), which was promulgated by the Ministry of Ecology and Environment on December 20, 2019 and came into effect on the same date, provides that medical institutions shall either apply for a pollutant discharge permit or submit a pollutant discharge registration form through the online platform based on the standards set therein.

Regulations on consumer protection and right of personality

The principal legal provisions for the protection of consumer interests are set out in the Consumer Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on October 31, 1993, became effective as of January 1, 1994 and was amended on October 25, 2013. According to the Consumer Protection Law, the rights and interests of the consumers who buy or use commodities or receive services for the purposes of daily consumption are protected and all manufacturers and sellers involved must ensure that the products and services will not cause damage to the consumers’ personal safety and properties. Violations of the Consumer Protection Law may result in the imposition of fines. In addition, the violating business operator may be ordered to suspend operations and its business license may be revoked. Criminal liability may be imposed in serious cases.

In accordance with the Tort Liability Law, the legitimate rights and interests of civil parties include reputational rights and the right to one’s image, and parties that infringe on the civil rights and interests of others will be held liable for tortious acts.

Regulations on fire prevention

Fire Prevention Law

According to The Fire Prevention Law of the PRC, or the Fire Prevention Law, which was promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, came into effect on May 1, 2009 and was amended on October 28, 2008 and April 23, 2019, the Ministry of Public Security and its local counterparts at or above county level must monitor and administer fire prevention affairs. The Fire Prevention Law also provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards, and the construction entity must submit its fire prevention design documents to the fire prevention department of the public security authority for approval or filing purposes.

Upon the completion of a construction project to which a fire prevention design has been applied, according to the requirements of the Fire Prevention Law, such project must go through an acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. For each public assembly venue, the construction entity or entity using such venue must, prior to use and operation of any business thereof, apply for a safety inspection on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place cannot be put into use and operation if it fails to pass the safety inspection on fire prevention or fails to conform to the safety requirement for fire prevention after such inspection.

Regulations related to foreign investment in the PRC

Company Law of the People’s Republic of China

The Company Law of the People’s Republic of China, which was promulgated by the Standing Committee of National People’s Congress on December 29, 1993, came into effect on July 1, 1994, and was amended in 1999, 2004, 2005, 2013 and 2018, provides that companies established in the PRC may either be limited liability companies or companies limited by shares. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Foreign Investment Law of the People’s Republic of China

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020, and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprises Law. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law, and the Regulations on Implementing the Sino-foreign Cooperative Joint Venture Enterprise Law.

Under the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign investment, according to which the treatment given to foreign investors and their investments during the investment access stage shall be not lower than that given to their domestic counterparts, and the State shall give national treatment to foreign investment beyond the negative list where special administrative measures for the access of foreign investment in specific fields is specified. Besides, the State shall protect foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China in accordance with the law. The State will take measures to prompt foreign investment such as ensuring fair competition for foreign-invested enterprises to participate in government procurement activities, and protection of intellectual property rights of foreign investors and foreign-invested enterprises.

On December 30, 2019, the Ministry of the Commerce and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Provisional Administration Measures for the Registration of the Formation and Changes of Foreign Invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

Interim Provisions on Investment Made by Foreign-Invested Enterprises in the PRC

The Interim Provisions on Investment Made by Foreign-Invested Enterprises in the PRC, which was jointly promulgated by the Ministry of Commerce and the State Administration of Industry and Commerce on July 25, 2000, and was amended and came into effect on October 28, 2015, provides that the provisions of the Interim Provisions Guiding Foreign Investment Direction and the Industry Catalog for Guiding Foreign Investment will govern foreign-invested enterprises’ investment in the PRC. Foreign-invested enterprises are not permitted to invest in any sector prohibited to receive foreign investment. Where a foreign-invested enterprise makes an investment in a restricted sector, the foreign- invested enterprise must file an application with the provincial commercial department of the place where the investee company is located. The relevant company registration authority will decide, in accordance with the relevant provisions of the Company Law and the Regulations on the Administration of Company Registration of the PRC, whether to approve the registration or not. If the registration is approved, a Business License of an Enterprise Legal Person will be issued with the designation “Invested by a Foreign-Invested Enterprise” added. The foreign-invested enterprise is required to report the establishment of the invested company within 30 days of the date of its establishment to the original examination and approval authority for record-filing.

Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which was jointly promulgated by the Ministry of Finance, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration of Industry and Commerce, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange on August 8, 2006, came into effect on September 8, 2006 and was amended on June 22, 2009, requires foreign investors acquiring domestic companies by means of asset acquisition or equity acquisition to comply with relevant foreign investment industry policies and be subject to approval by relevant commerce authorities.

Catalog of Industries for Encouraged Foreign Investment and 2019 Negative List

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalog of Industries for Encouraged Foreign Investment (2019 Edition), or the 2019 Encouraged Catalog, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 30, 2019 and became effective on July 30, 2019, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 30, 2019 and became effective on July 30, 2019, or the 2019 Negative List, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2019 Encouraged Catalog and 2019 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. According to the current 2019 Encouraged Catalog and 2019 Negative List, investment into medical institutions falls within the restricted category. Foreign investment in healthcare institutions is restricted to the form of Sino-foreign cooperation or joint venture.

Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions

The Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, which was promulgated by the Ministry of Health and the Ministry of Foreign Trade and Economic Cooperation on May 15, 2000 and came into effect on July 1, 2000, allows foreign investors to partner with Chinese medical entities to establish a medical institution in the PRC by means of an equity joint venture or a cooperative joint venture. Establishment of equity joint venture or cooperative joint venture must meet certain requirements, including that total investment may not be less than RMB20 million, and that the equity percentage of the Chinese partner in the joint venture may not be less than 30%. Establishment of an equity joint venture or cooperative joint venture will be subject to approval by relevant authorities.

Notice on Further Encouraging and Guiding Private Capital to Invest in Medical Institutions

Pursuant to the Notice on Further Encouraging and Guiding Private Capital to Invest in Medical Institutions, which was promulgated on November 26, 2010, foreign investors are permitted to establish for-profit or not-for-profit medical institutions in the PRC as foreign-invested projects. Overseas medical institutions, enterprises and other economic organizations are permitted to establish medical facilities together with domestic medical institutions, enterprises or other economic organizations in the form of equity or cooperative joint ventures, and the restrictions on equity proportion for foreign capital will be gradually removed. A pilot program will be introduced and gradually expanded to permit eligible foreign investors to establish wholly foreign- owned medical institutions.

Additional Provisions to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions

The Additional Provisions to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, which was jointly promulgated by the Ministry of Commerce and the Ministry of Health on December 30, 2007 and came into effect on January, 2008, provides that the total investment by Hong Kong or Macau service providers in establishing equity or cooperative medical institutions in the PRC may not be less than RMB10 million. Hong Kong and Macau service providers must also comply with the Closer Economic Partnership Arrangement between Mainland China and Hong Kong and Arrangement regarding Establishing Closer Economic Partnership between Mainland China and Macau, respectively. The Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions may be applied to equity or cooperative medical institutions in which by Hong Kong or Macau service providers have invested to the extent not provided under the Additional Provisions to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions.

Additional Provisions (Second) to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions

The Additional Provisions (Second) to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, which was jointly promulgated by the Ministry of Commerce and the Ministry of Health on December 7, 2008 and came into effect on January 1, 2009, allows Hong Kong and Macau service providers to establish wholly- owned clinics within the Guangdong Province without any limitation on total investment. Hong Kong and Macau service providers may also partner with Chinese medical entities to establish a clinic in the Guangdong Province by means of equity joint ventures or cooperative joint ventures without any limitation on the total investment or equity percentage.

Regulations related to labor protection in the PRC

Labor Law of the PRC

The Labor Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, which came into effect on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018, provides that an employer must develop and improve its rules and regulations to protect the rights of its workers, such as by developing and improving its labor safety and health system, stringently implementing national protocols and standards on labor safety and health, conducting labor safety and health education for workers, guarding against labor accidents and reducing occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection equipment that comply with labor safety and health conditions required under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Workers engaged in special operations must first receive specialized training and obtain the pertinent qualifications. Employers must also develop a vocational training system. Vocational training funds must be set aside and used in accordance with national regulations, and vocational training for workers must be carried out systematically based on the actual conditions of the company.

Labor Contract Law of the PRC and its implementation regulations

The Labor Contract Law, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law, which was promulgated by the State Council and effective on September 18, 2008, regulate the relation between employers and employees and contain specific provisions involving the terms of the labor contract. Labor contracts must be made in writing and may, after reaching an agreement upon due negotiations, be for a fixed-term, an un-fixed term, or conclude upon the completion of certain work assignments. An employer may legally terminate a labor contract and dismiss its employees after reaching an agreement upon due negotiations with the employee or by fulfilling the statutory conditions.

Laws and Regulations on the Supervision over the Social Security and Housing Funds

According to the Temporary Regulations on the Collection and Payment of Social Insurance Premium, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC must provide beneficial plans for their employees, that include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance. An enterprise must also provide social insurance by processing social insurance registration with local social insurance agencies, and must pay or withhold relevant social insurance premiums for or on behalf of the employees. The Law on Social Insurance, which was promulgated on October 28, 2010 and came into effect on July 1, 2011 and was amended on December 29, 2018, regulates basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. The Regulations on the Administration of Housing Provident Fund, which was promulgated and came into effect on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, provides that housing provident fund contributions paid by an individual employee and housing provident fund contributions paid by his or her employer all belong to the individual employee.

Program of Deepening the Reform of the Communist Party and Organs of State

The Program of Deepening the Reform of the Communist Party and Organs of State, which was promulgated by the Central Committee of the Communist Party of the PRC on March 21, 2018, provides that in order to improve the efficiency of collection and management of social insurance funds, the basic pension insurance premium, the basic medical insurance premium, the unemployment insurance premium and other social insurance premiums should be levied by tax authorities.

Reform Program of the Collection and Management of State Taxes and Local Taxes

The Reform Program of the Collection and Management of State Taxes and Local Taxes, which was promulgated by the General Office of the Central Committee of the Communist Party of the PRC and the General Office of the State Council on July 20, 2018, explicitly provides that from January 1, 2019, the basic pension insurance premium, the basic medical insurance premium, the unemployment insurance premium, the employment injury insurance premium, the maternity insurance premium and other social insurance premiums should be levied by tax authorities.

Notice on Opinions of Imposing Overdue Fine of Social Insurance Premiums for Enterprise Employees in Guangdong Province

The Notice on Opinions of Imposing Overdue Fine of Social Insurance Premiums for Enterprise Employees in Guangdong Province, which was promulgated by the Local Taxation Bureau and the Department of Human Resources and Social Security of Guangdong Province on April 16, 2018 and amended on June 15, 2018, provides that if employers declare and pay the overdue social insurance premium that were due before July 1, 2011, the taxation bureau may collect the overdue amount first, and the collection of overdue fine generated after July 1, 2011 will be postponed. In addition, if employers declare and pay the overdue social insurance premium that were due after July 1, 2011, without postponing the collection of the overdue fine from the taxation bureau at or above the county level, the overdue fine will be collected along with the outstanding amount that is in arrears.

Interim Measures for the Administration of Arrear Collection of Social Insurance Premiums

The Interim Measures for the Administration of Arrear Collection of Social Insurance Premiums, which was promulgated by the Local Taxation Bureau of Guangdong Province on March 5, 2014 and became effective on May 1, 2014 and amended on June 15, 2018, provides that for overdue amounts due before July 1, 2011, if employers take the initiative to, or comply with the taxation bureau’s orders to pay such overdue amounts, the overdue fine should not be collected. For overdue amounts that were due after July 1, 2011, employers should pay such overdue amounts along with the overdue fine with the rate of five over ten thousand (5/10000) per day.

Notice on Proper Handling the Payment of Basic Pension Premiums for Employees of Enterprises

The Notice on Proper Handling of the Payment of Basic Pension Premiums for Employees of Enterprises, which was promulgated by the Department of Human Resources and Social Security and the Finance Department of Hunan Province and became effective December 26, 2017, provides that for arrears due before December 31, 2016, employers and employees should pay the overdue amount in accordance with the original payment threshold and payment proportion, along with the overdue fine. For overdue amounts that were due after January 1, 2017, employers and employees should pay the overdue amount in accordance with the payment threshold calculated according to the employees’ historical salaries and the payment proportion of the time, along with the overdue fine.

Regulations related to taxation in the PRC

Enterprise Income Tax

According to the Enterprise Income Tax Law, or the EIT Law, which was promulgated by the National People’s Congress on March 16, 2007, came into effect on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018 and the Implementation Regulations on the EIT Law, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008 and amended on April 23, 2019, a uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises and foreign enterprises that have established production and operation facilities in the PRC. These enterprises are classified as either resident enterprises or non-resident enterprises. Resident enterprises refer to enterprises that are established in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises refer to enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but who (whether or not through the establishment of institutions in the PRC) derive income from the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is imposed on these institutions. However, if non-resident enterprises have not established institutions in the PRC, or if they have established institutions in the PRC but there is no actual relationship between the relevant income derived in the PRC and the institutions set up by them, the enterprise income tax is set at the rate of 10%.

International Tax Treaties and Withholding Tax

According to the Treaty on the Avoidance of Double Taxation and Tax Evasion between Mainland and Hong Kong, or the Tax Treaty, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which beneficially owns a 25% or more interest in the PRC enterprise, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments once approvals have been obtained from the relevant tax authorities. Factors impacting the determination of beneficial ownership is indicated in the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, which was issued by the State Administration of Taxation on February 3, 2018 and came into effect on April 1, 2018, according to which negative impacts will be generally imposed to the recognition of a beneficial owner if the applicant is obliged to pay more than 50% of its income to third country (region) residents within 12 months of receiving the income, or the business activities undertaken by the applicant do not constitute substantive business activities. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, which was promulgated by the State Administration of Taxation and came into effect on February 20, 2009, the non-resident taxpayer or the withholding agent is required to obtain and keep sufficient documentary evidence proving that the recipient of the dividends meets the relevant requirements for enjoying a lower withholding tax rate under a tax treaty.

Administrative Measures for Convention Treatment for Non-resident Taxpayers

Pursuant to the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which was promulgated by the State Taxation Administration on October 14, 2019 and came into effect on January 1, 2020, any non-resident taxpayer fulfilling conditions for enjoying the convention treatment may be entitled to the convention treatment on its own when filing a tax return or making a withholding declaration through a withholding agent, subject to collection and preservation of relevant materials for future reference in accordance with the Measures and the subsequent administration by the tax authorities.

Value-Added Tax

The Temporary Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and was amended in 2008, 2016, and 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was promulgated by the Ministry of Finance and became effective on December 25, 1993, and was amended on December 15, 2008 and October 28, 2011, require all taxpayers selling goods, providing processing, repairing or replacement services or importing goods in the PRC to pay value-added tax. Unless otherwise specified, the value-added tax, or VAT, rate is 17% for taxpayers selling or importing goods, selling labor service, or providing tangible movable property leasing service. The applicable rate for the export of goods by taxpayers is zero unless otherwise provided by the State Council. According to the Notice on Adjusting value-added tax Rates promulgated by the Ministry of Finance and the State Administration of Tax on 4 April 2018, the tax rate of 17% applicable to any taxpayer’s VAT taxable sale activities shall be adjusted to 16%. According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform jointly promulgated by the MOF, the SAT and the General Administration of Customs of the PRC on March 20, 2019 and became effective on April 1, 2019, the VAT tax rates of 16% applicable to the VAT taxable sale or import of goods by taxpayer shall be adjusted to 13%.

According to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the Ministry of Finance and the State Administration of Taxation on November 16, 2011, the government launched gradual taxation reforms starting from January 1, 2012, whereby it collected value-added tax in lieu of business tax on a trial basis in regions and industries showing strong economic performance, such as transportation and certain modern service industries. Furthermore, according to the Notice of the Ministry of Finance and the State Administration of Taxation on Overall Implementation of the Pilot Program of Replacing Business Tax with Value-added Tax promulgated on March 23, 2016, last revised on March 20, 2019 and became effective on April 1, 2019, all business tax payers in the living service industry must pay VAT in lieu of business tax beginning on May 1, 2016. A Pilot taxpayer may enjoy VAT tax preference in accordance with the relevant provisions in the remaining period of preferential tax policies, if a taxpayer has enjoyed business tax preferences according to the relevant policies before the implementation date of pilot collection of VAT in lieu of business tax.

Notice on Relevant Tax Policies on Medical and Health Institutions

The Notice on Relevant Tax Policies on Medical and Health Institutions, which was promulgated by the Ministry of Finance and the State Administration of Tax on July 10, 2000, came into effect on the same date and amended on May 18, 2009, provides that incomes of for-profit medical institutions are taxable in accordance with relevant rules. Nevertheless, for-profit medical institution is granted a three-year tax exemption period commencing on the date of the issuance of the practice license if its revenue is directly used to improve medical and health conditions. During the no-tax period: (1)self-produced preparations for self-use by for-profit medical institutions are exempted from value- added tax, and (2) properties, land and vehicles for self-use by for-profit medical institutions are exempted from property tax, urban land use tax and vehicle and vessel usage tax. Pharmaceutical retail enterprise spun-off from pharmacy of for-profit medical institutions is subject to applicable taxations.

Regulations related to foreign exchange in the PRC

Administrative Regulations of the PRC on Foreign Exchange

Administrative Regulations of the PRC on Foreign Exchange, which was promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and was amended on January 14, 1997 and August 5, 2008, provides that foreign exchange receipts of domestic institutions or individuals may be transferred back into the PRC or deposited abroad. The State Administration of Foreign Exchange, or the SAFE, may specify relative conditions and other requirements in accordance with the international receipts, payments status and requirements of foreign exchange control. Foreign exchange receipts under the current items may be retained or sold to financial institutions engaged in the settlement or sale of foreign exchange. Domestic institutions or individuals that make direct investments abroad or are engaged in the distribution or sale of valuable securities or derivative products overseas should register according to SAFE regulations. Such institutions or individuals subject to prior approval or record-filing with other competent authorities must obtain the required approval or finish record-filing prior to foreign exchange registration. The exchange rate for RMB follows a managed floating exchange rate system based on market demand and supply.

Foreign Exchange Settlement, Sales and Payment

The Administrative Regulation of the People’s Bank of China Regarding Foreign Exchange Settlement, Sales and Payment, which was promulgated by the People’s Bank of China on June 20, 1996 and came into effect on July 1, 1996, provides that foreign exchange receipts under the current account of foreign-invested enterprises may be retained to the fullest extent specified by the foreign exchange bureau. Any portion in excess of such amount must be sold to a designated foreign exchange bank or sold in a foreign exchange swap center.

Notice of Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles

On July 4, 2014, the SAFE issued the Notice of Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which provides that (i) a domestic resident (domestic institution or domestic resident individual), must register with the local branch of the SAFE before it contributes the assets of or its equity interest into a special purpose vehicle for the purpose of investment and financing as defined in the implementing guidelines of Circular 37 (the definition of domestic resident also includes certain foreigner without legal identity certificate of the PRC while habitually resides in China for economic interests), and (ii) when the special purpose vehicle undergoes a change of basic information, such as change of a PRC resident natural person shareholder, name or operating period, or a material event, such as change in share capital of a PRC resident natural person, merger or split, the domestic resident must promptly register such change with the local branch of the SAFE.

Notice on Further Improving and Adjusting the Policies Related to Foreign Exchange Administration in Direct Investment

The Notice on Further Improving and Adjusting the Policies Related to Foreign Exchange Administration in Direct Investment, which was promulgated by the SAFE on November 19, 2012, came into effect on December 17, 2012 and was amended on May 4, 2015, October 10, 2018 and December 30, 2019, respectively, improves foreign exchange administration in direct investment by repealing or adjusting certain approval items for foreign exchange administration in direct investment.

Notice on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises

The Notice on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, was promulgated by the SAFE on March 30, 2015, came into effect on June 1, 2015, was amended on December 30, 2019 and was partly replaced by the Notice on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016. According to Circular 19, the foreign exchange capital of foreign invested enterprises will be subject to the willingness settlement of foreign exchange capital, or the Willingness Foreign Exchange Settlement. The Willingness Foreign Exchange Settlement means that foreign exchange capital in the capital account of a foreign invested enterprise of which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign invested enterprise. The proportion of the Willingness Foreign Exchange Settlement of the foreign exchange capital of a foreign invested enterprise is temporarily determined as 100%. The RMB fund converted from the foreign exchange capital shall be kept in a designated account. If a foreign invested enterprise needs to make further payments from such account, the enterprise needs to provide supporting documents and go through the review process with the banks. Furthermore, Circular 19 and Circular 16 provides that the use of capital by foreign-invested enterprises must comply with the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign invested enterprise and capital in RMB obtained by the foreign invested enterprise from foreign exchange settlement may not be used for the following purposes: (1) direct or indirect payment beyond the business scope of the enterprises or a payment prohibited by relevant laws and regulations, (2) direct or indirect investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations, (3) direct or indirect grant of loans to non-affiliated enterprises (unless permitted by the scope of business), and (4) paying the expenses related to the purchase of real estate that is not for self-use (except for real estate enterprises).

Circular on Further Promoting Cross-border Trade and Investment Facilitation

On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Notes:

* We entered into a definitive agreement to acquire the equity interest in Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd., or Xi’an New Pengai Yueji, in March 2020, and are in the process of filing the business registration amendment. Therefore, Xi’an New Pengai Yueji was omitted herein.

(1) As of the date of this annual report, Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd, collectively “Relevant Subsidiaries,” or each a “Relevant Subsidiary,” was held by Dr. Zhou Pengwu, our chairman and chief executive officer, as to 24.0%, 30%, 30.0%, 9.0%, 10.0%, 22.0%, 21.0% and 25%, respectively. We refer to these equity interests held by Dr. Zhou Pengwu as the “Target Equity Interests”, which constitute all of Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries.

(2) As of the date of this annual report, except for the Target Equity Interests (as defined above) representing all of Dr. Zhou Pengwu’s equity interests in the Relevant Subsidiaries which we consolidate through Contractual Arrangements as further described below, the remaining equity interest in our PRC operating subsidiaries was held by independent third parties and certain of our employees.

(3) Haikou Pengai Aesthetic Medical Hospital Co., Ltd. was established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions.

Contractual Arrangements with respect to Target Equity Interests

Pursuant to the Foreign Investment Catalog 2015 which became effective in April 2015, foreign investors in PRC medical institutions can only conduct investment activities through joint ventures. The foreign shareholding in these entities is limited to 70.0% as stipulated in the JV Interim Measures since the effective date of the Foreign Investment Catalog 2015. We historically held more than 70.0% equity interest in certain of our PRC subsidiaries that are medical institutions which we acquired or established after the effective date of the Foreign Investment Catalog 2015. Due to such restriction, we had decreased our shareholding to no more than 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. In connection with such equity transfer and Dr. Zhou’s shareholding in Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd, Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. which he subsequently acquired from other shareholders in 2018 and 2019, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Shenzhen Pengai Investment, the Relevant Subsidiaries and Ms. Ding Wenting in 2018 and 2019 with respect to the Target Equity Interests. These Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 19.0%, 26.1% and 32.2% of our total revenue in 2017, 2018 and 2019, respectively. We do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries as we hold 70.0% equity interest in each of the Relevant Subsidiaries (except for Shenzhen Pengai Xiuqi and Yantai Pengai Jiayan, in which we hold 67.0% and 65.0% equity interest, respectively) and consolidate the Target Equity Interests in each of the Relevant Subsidiaries held by Dr. Zhou Pengwu through the Contractual Arrangements. However, with respect to our control over the Target Equity Interests, the Contractual Arrangements may not be as effective as direct ownership. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. See “Item 3. Key Information—3.D. Risk Factors—Risks relating to our corporate structure—The Contractual Arrangements may not be as effective in providing control as direct ownership and the Relevant Subsidiaries or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements.”

The following is a summary of the currently effective Contractual Arrangements with respect to the Target Equity Interests.

Loan agreement

Shenzhen Pengai Investment, as the lender, entered into certain loan agreements with Dr. Zhou Pengwu, as the borrower. Pursuant to each of these loan agreements, Shenzhen Pengai Investment agrees to extend a loan to Dr. Zhou Pengwu in an equivalent amount to the purchase price to be paid by Dr. Zhou Pengwu for acquiring the Target Equity Interests. Pursuant to each of these loan agreements, Dr. Zhou Pengwu shall repay the loan by transferring the current and future economic interest of the Target Equity Interests to Shenzhen Pengai Investment.

Economic interest transfer agreement

Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain economic interest transfer agreements. Pursuant to each of these economic interest transfer agreements, the economic interest in relation to the Target Equity Interests currently held and subsequently acquired by Dr. Zhou Pengwu, including but not limited to (i) incomes arising from the disposal of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (ii) dividends and bonus obtained on the basis of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (iii) residual assets and other economic profits allocated after the liquidation of the Relevant Subsidiary, and (iv) any other cash income, property and economic benefit arising from the Target Equity Interests (including derivative equity interest of the Target Equity Interests), shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Dr. Zhou Pengwu under each loan agreement is deemed fully discharged.

Exclusive option agreement

Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain exclusive option agreements. Pursuant to these exclusive option agreements, Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiary, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of Dr. Zhou Pengwu and the Relevant Subsidiary undertakes that, among others, without the prior written consent of Shenzhen Pengai Investment, he or it shall or shall cause the Relevant Subsidiary not to declare any dividends or distribute any residual profits, change or amend its articles of association, increase or decrease its registered capital, or change its structure of registered capital in other manners. In the event that Dr. Zhou Pengwu increases its capital injection into the Relevant Subsidiary, Dr. Zhou Pengwu undertakes and confirms that any additional equity so acquired shall be subject to the purchase option. Unless terminated by Shenzhen Pengai Investment at its sole discretion, the exclusive option agreement will remain effective until all equity interest in the Relevant Subsidiary held by Dr. Zhou Pengwu are transferred or assigned to Shenzhen Pengai Investment or its designated person(s).

Equity interest pledge agreement

Dr. Zhou Pengwu as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Dr. Zhou Pengwu has pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiary acquired by him to Shenzhen Pengai Investment to guarantee the performance by Dr. Zhou Pengwu and the Relevant Subsidiary of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiary or Dr. Zhou Pengwu breaches any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Dr. Zhou Pengwu shall not permit the existence of any security interest or other encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiary shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Dr. Zhou Pengwu discharge all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Dr. Zhou Pengwu or the Relevant Subsidiary under these agreements or invalidity, revocation and termination of any of these agreements. The equity pledges of Target Equity Interests have been registered.

Power of attorney

Pursuant to relevant power of attorney executed by Dr. Zhou Pengwu, he has irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of such shareholder’s voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries, including but not limited to, the right to attend shareholder meetings, the right to vote, the right to sell, transfer, pledge or depose of the Target Equity Interests and the right to appoint legal representatives, directors and other management. The proxy agreement remains effective as long as Dr. Zhou Pengwu remains a shareholder of the Relevant Subsidiary, unless Pengai Investment has given contrary written instructions.

Spousal consent letter

Pursuant to relevant spousal consent letters executed by Ms. Ding Wenting, she unconditionally and irrevocably agreed that the equity interest in each of the Relevant Subsidiaries held or to be held by Dr. Zhou Pengwu and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. Ms. Ding Wenting agreed not to assert any rights over the equity interest in the Relevant Subsidiaries held or to be held by Dr. Zhou Pengwu. In addition, in the event that Ms. Ding Wenting obtains any equity interest in each of the Relevant Subsidiaries for any reason, she agreed to be bound by the Contractual Arrangements.

In the opinion of Han Kun Law Offices, our PRC counsel, (i) the above Contractual Arrangements currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and (ii) the agreements under the Contractual Arrangements among Dr. Zhou Pengwu, Shenzhen Pengai Investment and Relevant Subsidiaries are governed by PRC laws or regulations, are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not contravene applicable PRC laws or regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the above Contractual Arrangements or the agreements under the Contractual Arrangements that establish the structure for operating aesthetic medical services, do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these Contractual Arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks related to our corporate structure.”

4.D. Property, Plant and Equipment

As of the date of this annual report, we owned building ownership rights to certain buildings on four different parcels of land in Shenzhen, Huizhou and New York with a total gross floor area of 2,697 sq.m. Shenzhen Pengai Investment, one of our subsidiaries, is the owner of these buildings. Shenzhen Pengai Investment has obtained the relevant property rights certificates.

Two of our owned properties, which are located in Luohu District, Shenzhen, and Huicheng District, Huizhou, Guangdong, are leased to Pengcheng Hospital and Huizhou Pengai for the operation of their businesses, respectively. Another of our owned properties, located in Nanshan District, Shenzhen, is leased out to an independent tenant.

The majority of the properties on which we operate in China and Hong Kong are leased. As of March 31, 2020, we owned four different properties with a total gross floor area of 2,697 sq.m and we leased or occupied properties in 25 different locations with an aggregate gross floor area of 52,666.67 sq.m. (without considering Baotou Pengai and Yinchuan Pengai), including the property of our principal headquarters, which is located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province.

The following table sets forth the number of lease agreements by expiry year.

Expiry year	Number of leases
2020	4
2021	4
2022+	26

ITEM 4.A.                                    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our financial statements and the related notes appearing elsewhere in this annual report. Some of the information contained in this discussion or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read “Item 3. Key Information—3.D. Risk Factors” and “Forward-Looking Information” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The terms “our company”, “we”, “our” or “us” as used herein refer to Aesthetic Medical International Holdings Group Limited and its consolidated subsidiaries unless otherwise stated or indicated by context.

5.A.                          Operating Results

Overview

We generate revenue primarily from the provision of the following services, which represent our core business:

•                  Surgical aesthetic treatments, commonly referred to as plastic surgery in the United States, such as eye surgery, rhinoplasty, breast augmentation and liposuction; and

•                  Non-surgical aesthetic treatments, which comprise minimally invasive aesthetic treatments and energy-based treatments.

We also generate revenue from our non-core business of providing general healthcare and other aesthetic services. General healthcare comprises a range of medical services, such as internal medicine and traditional Chinese medicine, and other aesthetic medical treatments comprise aesthetic dentistry, aesthetic traditional Chinese medicine and hair loss treatments.

Factors affecting our results of operations

We believe our financial condition and operations are affected by the following factors:

Our expansion through organic growth and acquisitions

From January 1, 2017 to December 31, 2019, organic growth and the acquisition of new treatment centers were important contributors to our revenue growth. During 2017 and 2018, we opened three and acquired three treatment centers, which contributed RMB18.4 million and RMB106.9 million additional revenue in 2017 and 2018, respectively. During 2019, we opened three and acquired three new treatment centers, for two of which by increasing our shareholding from 30% to 60%, which, to the extent treatment centers started operations, contributed RMB70.8 million additional revenue in 2019. We plan to continue to grow and strengthen our market position in the aesthetic medical market through both organic growth and strategic acquisitions of and investments in treatment centers in fast-growing, populous regions of China as well as in selected global markets to further extend our footprint. We believe continued expansion through organic growth and acquisitions will be an important factor affecting our future operating results.

Number of procedures performed and average spending per procedure

Revenue from surgical and non-surgical aesthetic medical services is affected by the number of such procedures performed and the average spending per procedure. The number of procedures is generally affected by market demand, the number of our treatment centers and our marketing efforts. Average spending per procedure is generally affected by our product and service mix, customers’ consumption habits, our marketing strategies and our pricing policy. The provision of general healthcare services has recently been affected by the current medical regulatory environment in China, which is not favorable to privately owned general hospitals. As a result, we have decided to decrease the general healthcare services we provide. However, we will continue to focus on other aesthetic medical services, and expect to continue generating revenue from these services.

Due to the outbreak of COVID-19 and the relevant quarantine requirements, we postponed the resumption of operations of aesthetic treatment centers in China after the Chinese New Year holiday in 2020. During the temporary shutdown of our treatment centers, we could not perform procedures. By the end of March 2020, all of our aesthetic treatment centers had resumed their operations. However, a significantly decrease has been witnessed in market demand for aesthetic medical services with potential continuing impacts on subsequent periods. While the duration of the current outbreak of COVID-19 and its negative impact to market demand and our business cannot be reasonably estimated at this time, we currently expect our revenue for the first quarter of 2020 to decrease by approximately 50% as compared with the same period in 2019, and we also expect our revenue will decrease for the first half of 2020 as compared with the same period in 2019. We will continue to monitor and evaluate the financial impacts to us. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC could prevent us from effectively serving our customers and thus adversely affect our results of operations.”

Cost of sales and services rendered

Our ability to control costs and expenses affects our profitability. Salaries in the medical treatment industry in China have generally been increasing in recent years, and we seek to offer competitive wages and other benefits to recruit and retain quality medical professionals. In addition, our cost of inventories and consumables has been relatively significant during the past few years, comprising 39.1%, 41.4% and 40.8% of our cost of sales and services rendered in 2017, 2018 and 2019, respectively. Cost of inventories and consumables is affected primarily by the number of procedures we perform, but the costs of materials we use in our services have been declining over time during the past few years.

Successful marketing of our services

In order to enhance public recognition of our brand and new treatment procedures or services in both existing and new markets, we advertise through various media platforms. We utilize various marketing tools, including advertising on traditional media and online channels, hosting promotional events and circulating promotional materials, to attract new customers, retain our existing customers and increase customers’ spending. We have been seeking to optimize the marketing channels we use, and to deepen our cooperation with new media marketing channels such as So-Young, in order to improve the efficiency of our sales and marketing efforts. Our advertising and marketing expenses were RMB227.5 million, RMB245.9 million and RMB303.9 million (US$43.6 million) in 2017, 2018 and 2019, respectively, accounting for 32.6%, 32.3% and 35.0% respectively, of our revenue for the same periods. The effectiveness of our marketing and promotional efforts will directly impact our revenue and profitability.

Ability to introduce and develop innovative aesthetic medical service techniques

Success in the aesthetic medical market requires us to monitor closely market trends and customer preferences, introduce new treatment procedures and services, and enhance our existing services and procedures. We regularly consult with experts at well-respected foreign aesthetic medical institutions in the United States, Europe, South Korea and Japan to learn and adopt new aesthetic medical solutions, standards and technologies. Our ability to adopt the latest technologies and quickly and cost-effectively respond to our customers’ ever changing preferences are key to our success.

Certain statements of comprehensive income line items

Revenue

We have one reporting segment and generate revenue from three service offerings: (i) non- surgical aesthetic medical services, comprising minimally invasive aesthetic treatments and energy-based treatments, (ii) surgical aesthetic medical services, and (iii) general healthcare services and other aesthetic medical services. We regard our non-surgical and surgical aesthetic medical services as our core business that we believe will have the greatest impact on our future results of operations. The following table sets forth a breakdown of our revenue, as an amount and as a percentage of total revenue, by service offering for the periods indicated. Due to the recent outbreak of COVID-19, we expect to experience a decline in our revenue in the first quarter of 2020, and such outbreak may continue to materially and adversely affect our business, financial condition, results of operations and prospects.

	For the year ended December 31,
	2017		2018		2019
	RMB		RMB		RMB	US$
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	189,668	27.2%	199,119	26.2%	224,208	32,205	25.7%
Energy-based treatments	141,760	20.3%	174,229	22.9%	265,361	38,117	30.5%
Sub-total	331,428	47.5%	373,348	49.1%	489,569	70,322	56.2%
Surgical aesthetic medical services	239,094	34.3%	313,897	41.2%	319,239	45,856	36.7%
General healthcare services and other aesthetic medical services	126,874	18.2%	74,061	9.7%	60,242	8,653	6.9%
Total	697,396	100.0%	761,306	100.0%	869,050	124,831	100.0%

Our revenue primarily depends on the number of aesthetic procedures performed and average spending by our customers per aesthetic procedure. The following table sets forth certain of our operating data for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
Number of aesthetic procedures performed
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	59,463	77,111	108,533
Energy-based treatments	107,166	158,256	295,783
Sub-total	166,629	235,367	404,316
Surgical aesthetic medical services	33,857	63,553	90,658

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Average spending by our customers per aesthetic procedure
Non-surgical aesthetic medical services	1,989	1,586	1,211	174
Minimally invasive aesthetic treatments	3,190	2,582	2,066	297
Energy-based treatments	1,323	1,101	897	129
Surgical aesthetic medical services	7,062	4,939	3,521	506

From 2017 to 2019, average spending by our customers per aesthetic procedure had generally declined due to a number of factors. For example, as part of our marketing strategy, we encourage potential customers to try out our services by offering a small number of low-ASP treatments; in addition, in order to increase utilization of our equipment, we from time to time offer promotional events to attract new customers; and as such we may adjust our pricing policy in response to increased competition and the decrease in cost of materials, such as hyaluronic acid. These measures have negatively contributed to our overall average spending by customers per procedure, but we believe these measures are beneficial to our overall profitability and long-term growth.

Aesthetic medical services (surgical and non-surgical)

Our aesthetic medical services consist of surgical and non-surgical aesthetic medical services. Our revenue from aesthetic medical services was RMB570.5 million, RMB687.2 million and RMB808.8 million (US$116.2 million) in 2017, 2018 and 2019, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 81.8%, 90.3% and 93.1% in 2017, 2018 and 2019, respectively.

Non-surgical aesthetic medical services

Our non-surgical aesthetic medical services primarily consist of services such as injection treatments, energy-based treatments and thread lifts. Our revenue from non-surgical aesthetic medical services was RMB331.4 million, RMB373.3 million and RMB489.6 million (US$70.3 million) in 2017, 2018 and 2019, respectively. Revenue from non-surgical aesthetic medical services as a percentage of our total revenue was 47.5%, 49.1% and 56.4% in 2017, 2018 and 2019, respectively.

Surgical aesthetic medical services

Our surgical aesthetic medical services primarily consist of services such as eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction. Our revenue from surgical aesthetic medical services was RMB239.1 million, RMB313.9 million and RMB319.2 million (US$45.9 million), respectively, representing 34.3%, 41.2% and 36.7%, of our total revenue, respectively, in 2017, 2018 and 2019.

General healthcare services and other aesthetic medical services

General healthcare services and other aesthetic medical services primarily consist of a range of medical services, such as internal medicine, urology, gynecology and obstetrics treatments, as well as various other aesthetic medical treatments, such as dentistry, dermatology and hair loss treatments. Our revenue from general healthcare services and other aesthetic medical services was RMB126.9 million, RMB74.1 million and RMB60.2 million (US$8.7 million), respectively, representing 18.2%, 9.7% and 6.9% of our total revenue, respectively, in 2017, 2018 and 2019.

Cost of sales and services rendered

Our cost of sales and services rendered primarily consists of employee benefit expenses for our medical staff, cost of inventories and consumables, inspection fee paid to third party inspection service providers, as well as operating lease and rental expenses, depreciation and amortization, and utilities and office expenses incurred in relation to our medical staff.

In 2017, 2018 and 2019, our cost of sales and services rendered amounted to RMB234.5 million, RMB258.6 million and RMB275.9 million (US$39.6 million), respectively, representing 33.6%, 34.0% and 31.7% of our total revenue, respectively.

Gross margin

The table below sets forth a breakdown of our gross margin by service offering for the periods indicated.

	Gross margin for the year ended December 31,
	2017	2018	2019
Non-surgical aesthetic medical services	66.2%	67.4%	71.5%
Minimally invasive aesthetic treatments	67.5%	70.1%	69.0%
Energy-based treatments	66.0%	64.2%	73.7%
Surgical aesthetic medical services	66.0%	66.4%	66.1%
General healthcare services and other aesthetic medical services	65.7%	57.7%	52.6%
Overall	66.4%	66.0%	68.2%

Selling expenses

Selling expenses primarily consist of advertising and marketing expenses, and the employee benefit expenses for our sales team. In 2017, 2018 and 2019, our selling expenses amounted to RMB300.4 million, RMB333.5 million and RMB413.1 million (US$59.3 million), respectively, representing 43.1%, 43.8% and 47.5% of our revenue in the corresponding period.

General and administrative expenses

General and administrative expenses primarily consist of employee benefit expenses for our management team, as well as the utility and office expense and rental expense incurred in relation to our administrative staff. In 2017, 2018 and 2019, our general and administrative expenses amounted to RMB92.8 million, RMB115.5 million and RMB196.3 million (US$28.2 million), respectively, representing 13.3%, 15.2% and 22.6% of our revenue in the corresponding period. The increase in 2019 was mainly due to the increase of approximately RMB47.0 million of employee share option plan and approximately RMB 10.0 million of entertainment expenses related to initial public offering.

Fair value gain/(loss) of convertible redeemable preferred shares

We designated our convertible redeemable preferred shares as financial liabilities at fair value through profit or loss. They were initially recognized at fair value. They are carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible redeemable preferred shares of RMB85.5 million and RMB226.2 million, in 2017 and 2018, respectively. We recorded a fair value gain of the convertible redeemable preferred shares of RMB136.7 million (US$19.6 million) in 2019. Immediately prior to the completion of our initial public offering, the convertible redeemable preferred shares were automatically converted and re-designated into our company’s ordinary shares on a one-to-one basis and their carrying amount were transferred to our company’s equity. Accordingly, there is no fair value gain or loss of the convertible redeemable preferred shares for any period following the completion of our initial public offering.

Fair value loss of convertible note

We designated our convertible note as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible note of RMB1.3 million, RMB9.2 million and RMB5.2 million (US$0.7 million) in 2017, 2018 and 2019, respectively. The convertible note was redeemed in November 2019. As at December 31, 2019, there was no outstanding convertible note.

Fair value gain/(loss) of exchangeable note liabilities

We designated our exchangeable note liabilities as financial liabilities at fair value through profit or loss. They were initially recognized at fair value. They are carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of exchangeable note liabilities of RMB38.3 million and RMB56.9 million in 2017 and 2018, respectively. We recorded a fair value gain of exchangeable note liabilities of RMB45.3 million (US$6.5 million) in 2019. The exchangeable notes liabilities were exchanged into equity interest in our company in October 2019. As at December 31, 2019, there were no outstanding exchange note liabilities.

Fair value (loss)/gain of derivative financial instrument

We designated our derivative financial instrument as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of derivative financial instrument of nil and RMB0.3 million in 2017 and 2018, respectively, and a fair value gain of derivative financial instrument of RMB0.3 million (approximately US$43,000) in 2019.

Goodwill impairment

We designated our goodwill as a non-financial asset. It was tested annually for impairment. The impairment loss in respect of goodwill of RMB1.4 million arose in Nanchang Pengai following our decision to gradually cease the operations of Nanchang Pengai and build up, Nanchang Pengai Xiuqi, another new aesthetic hospital in the same province in 2020 We recorded a goodwill impairment of nil, nil and RMB1.4 million (US$0.2 million) in 2017, 2018 and 2019, respectively.

Income tax expense

Our income tax expense consists of current income taxation and deferred income tax credit or charge. Our subsidiaries established and operated in the PRC are subject to PRC enterprise income tax at the rate of 25%. The following table shows a breakdown of our income tax expense for the periods indicated.

	For the year ended on December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Current income taxation:
—PRC enterprise income tax	18,713	21,073	20,393	2,929
Deferred income tax (credit)/charge	547	(2,565)	(6,357)	(913)
Total	19,260	18,508	14,036	2,016

Our effective tax rates were (36.2)%, (7.9)% and (9.2)% for the years ended December 31, 2017, 2018 and 2019, respectively, which fluctuation was mainly due to the non-taxable fair value changes in relation to our convertible redeemable preferred shares, convertible note, exchangeable note liabilities, and derivative financial instruments, as well as certain other non-tax deductible expenses such as the interest expense on convertible note, share-based compensation expenses, and professional fees in relation to our financing activities but are not capitalized.

The income tax expense as a percentage of adjusted profit before income tax is presented as a supplemental disclosure because it is used by us to analyze the fluctuation of income tax expenses. However, adjusted profit before income tax is a non-IFRS financial measure and should not be considered in isolation or construed as an alternative to profit/(loss) before income tax as an indicator normally included in IFRS-based financial results. Adjusted profit before income tax presented in this annual report may not be comparable to other similarly titled measurements of other companies. The following table provides a quantitative reconciliation of adjusted profit before income tax to its most directly comparable IFRS measurement, profit/(loss) before income tax:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/Profit before income tax	(53,169)	(233,972)	152,364	21,886
Adjusted for:
One-time compensatory expense arising from the issuance of exchangeable note liabilities	—	—	—	—
Fair value (gain)/loss of convertible redeemable preferred shares	85,461	226,248	(136,656)	(19,629)
Fair value loss of convertible note	1,283	9,152	5,193	746
Fair value (gain)/loss of exchangeable note liabilities	38,307	56,925	(45,274)	(6,503)
Fair value (gain)/loss of derivative financial instrument	—	301	(301)	(43)
Interest expense on convertible note	4,815	4,660	4,144	595
Share-based compensation expenses	—	—	47,788	6,864
Professional fees	2,036	8,055	7,153	1,027
IT - related expenses paid to a related party	—	5,000	2,500	359
Roadshow and marketing expenses	—	—	13,490	1,938
Impairment loss in respect of goodwill	—	—	1,405	202
Loss on disposal of Wuhan Pengai	—	—	2,070	297
Exchange loss	—	—	5,123	736
Adjusted profit before income tax for the year	78,733	71,369	58,999	8,475
Effective tax rate based on adjusted profit before income tax	24.5%	25.9%	23.8%

Our income tax expense as a percentage of the adjusted profit before income tax for the years ended December 31, 2017, 2018 and 2019 were 24.5%, 25.9% and 23.8%, respectively.

Taxation

Cayman Islands

We are an exempted company with limited liability incorporated in the Cayman Islands. Under Cayman Islands law, we are not subject to income or capital gains tax in the Cayman Islands.

Hong Kong

Hong Kong profits tax rate is 16.5%. During the periods under review, we did not incur any profit tax as there was no estimated assessable profit that was subject to Hong Kong profit tax.

PRC

Pursuant to the EIT Law, a uniform 25% EIT rate is generally applied to both foreign-invested except where a special preferential rate applies. Our PRC subsidiaries were subject to this uniform 25% EIT rate during the periods under review.

Under the EIT Law, the profits of a foreign-invested enterprise that are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company during the 12 consecutive months preceding the receipt of the dividends and is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements.

Results of operations

The following table sets forth our results of operations for the periods indicated in absolute amounts and as a percentage of revenue.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	697,396	761,306	869,050	124,831
Cost of sales and services rendered	(234,522)	(258,567)	(275,948)	(39,637)
Gross profit	462,874	502,739	593,102	85,194
Selling expenses	(300,362)	(333,526)	(413,068)	(59,334)
General and administrative expenses	(92,836)	(115,485)	(196,329)	(28,201)
Finance income	868	322	388	56
Finance costs	(6,581)	(9,244)	(24,293)	(3,489)
Other gains, net	9,334	12,118	18,669	2,682
Fair value gain/(loss) of the convertible redeemable preferred shares	(85,461)	(226,248)	136,656	19,629
Fair value loss of convertible note	(1,283)	(9,152)	(5,193)	(746)
Fair value gain/(loss) of exchangeable note liabilities	(38,307)	(56,925)	45,274	6,503
Fair value gain/(loss) of derivative financial instrument	—	(301)	301	43
Goodwill impairment	—	—	(1,405)	(202)
Share of profits/(losses) of investments accounted for using the equity method	(1,415)	1,730	(1,738)	(250)
(Loss)/profit before income tax	(53,169)	(233,972)	152,364	21,886
Income tax expense	(19,260)	(18,508)	(14,036)	(2,016)
(Loss)/profit for the year	(72,429)	(252,480)	138,328	19,870

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our revenue increased by 14.2% to RMB869.1 million (US$124.8 million) in 2019 from RMB761.3 million in 2018.

Non-surgical aesthetic medical services

Our revenue from non-surgical aesthetic medical services increased by 31.1% to RMB489.6 million (US$70.3 million) in 2019 from RMB373.3 million in 2018, among which revenue from energy-based treatments increased by 52.4% to RMB265.4 million (US$38.1 million) in 2019 from RMB174.2 million in 2018, and revenue from minimally invasive aesthetic medical services increased by 12.6% to RMB224.2 million (US$32.2 million) in 2019 from RMB199.1 million in 2018.

Such increase in revenue from non-surgical aesthetic medical services was primarily resulting from the 71.8% increase in the number of procedures performed to 404,316 in 2019 from 235,367 in 2018, which was in turn because we were able to attract more customers as our brand awareness continues to grow and as a result of our successful marketing efforts, particularly the increased use of new media channels. Such revenue increase was partially offset by a decrease in the average spending per procedure to RMB1,586 in 2019 from RMB1,211 in 2018, which was in turn due to a combination of different factors, including the shift of our product and service mix, changes in customers’ consumption habits, the marketing campaigns we organized, as well as changes in our pricing policies in response to the intensified competition.

Surgical aesthetic medical services

Our revenue from surgical aesthetic medical services increased by 1.7% to RMB319.2 million (US$45.9 million) in 2019 from RMB313.9 million in 2018, primarily as a result of an increase of 42.6% in the number of procedures performed to 90,658 in 2019 from 63,553 in 2018, partially offset by the decrease in the average spending per procedure to RMB3,521 from RMB4,939 in 2018 due to our efforts to attract potential customers by offering a small number of low-ASP treatments and holding promotional events, and adjustment in our pricing policy in response to intensified competition and the decrease in cost of certain materials, such as hyaluronic acid.

General healthcare services and other aesthetic medical services

Our revenue from general healthcare services and other aesthetic medical services decreased by 18.7% to RMB60.2 million (US$8.7 million) in 2019 from RMB74.1 million in 2018. Our revenue from general healthcare services and other aesthetic medical services decreased in absolute amount and as a percentage of our total revenue as a result of our strategic shift towards aesthetic medical services. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

Our cost of sales and services rendered increased by 6.7% to RMB275. 9 million (US$39.6 million) in 2019 from RMB258.6 million in 2018, primarily due to the 45.9% increase in number of treatment across different segments to 536,469 in 2019 from 367,656 in 2018, which concurred with an increase in amortisation and depreciation to RMB41.7 million in 2019 from RMB9.7 million in 2018, partially offset by a decrease in operating lease expenses to RMB4.4 million in 2019 from RMB27.6 million in 2018 as a result of the application of IFRS 16, and a slow increase of 5.3% in cost of inventories and consumables to RMB114.0 million in 2019 from RMB107.0 million in 2018 due to the decrease in cost of certain materials such as hyaluronic acid whose average unit price decreased by 24.2% from 2018 to 2019.

Gross profit

As a result of the foregoing, our gross profit increased by 18.0% to RMB593.1 million (US$85.2 million) in 2019 from RMB502.7 million in 2018. Our gross margin increased to 68.2% in 2019 from 66.0% in 2018 mainly due to the significant increase in the number of non-surgical procedures performed, which had a relatively higher margin.

Non-surgical aesthetic medical services

Our gross margin for non-surgical aesthetic medical services increased to 71.5% in 2019 from 67.4% in 2018. Our gross margin for minimally invasive aesthetic treatments decreased to 69.0% in 2019 from 70.1% in 2018 and our gross margin for energy-based treatments increased to 73.7% in 2019 from 64.2% in 2018. Our gross margin for non-surgical aesthetic medical services increased, primarily because we strategically changed our service mix and increased the provision of several non-surgical aesthetic medical services with higher margins, and because we benefited from the economies of scale as our business expanded. In 2019, non-surgical aesthetic  medical services took account for 75.4% of our total treatments in terms of the number of treatments, which increased from 64.0% in 2018, and the gross margin increased to 71.5% from 67.4% in 2018.

Surgical aesthetic medical services

Our gross margin for surgical aesthetic medical services decreased to 66.1% in 2019 from 66.4% in 2018, primarily because we slightly adjusted the pricing of our surgeries in response to the increasingly intensified competition, and because the employee benefit expenses for our medical staff, especially experienced surgeons, had increased to RMB88.8 million in 2019 from RMB83.7 million in 2018.

General healthcare services and other aesthetic medical services

Our gross margin for general healthcare services and other aesthetic medical services significantly decreased to 52.6% in 2019 from 57.7% in 2018, primarily because since the second half of 2018, the Chinese government promulgated stricter regulations on privately-owned hospitals in the general healthcare industry, which limited the price we can charge for some of the general healthcare services we provide.

Selling expenses

Our selling expenses increased by 23.9% to RMB413.1 million (US$59.3 million) in 2019 from RMB333.5 million in 2018, primarily as a result of our enhanced sales and marketing efforts. Selling expenses as a percentage of our total revenue increased to 47.5% in 2019 from 43.8% in 2018, which was primarily resulting from the gradual shift of our major marketing channel from traditional channels to new media channels such as WeChat and So-Young, which we believe are more cost-effective in the long run, and the decline of average selling price by 21.8% to RMB1,620 in 2019 from RMB2,071 in 2018 that outpaced the decrease in average customer acquisition cost, defined as the selling expenses divided by the number of new customers in the relevant year, by 14.6% to RMB16.0 in 2019 from RMB18.7 in 2018.

General and administrative expenses

Our general and administrative expenses increased by 70.0% to RMB196.3 million (US$28.2 million) in 2019 from RMB115.5 million in 2018, primarily due to the increase in share-based compensation expenses in 2019. General and administrative expenses as a percentage of our total revenue increased to 22.6% in 2019 from 15.2% in 2018.

Finance costs

Our finance costs increased by 162.8% to RMB24.3 million (US$3.5 million) in 2019 from RMB9.2 million in 2018, primarily due to the impact from application of IFRS 16, which resulted in an interest expense on lease liabilities of RMB12.8 million, and the increase in our outstanding loans and increased interest expenses for borrowings from the banks and other financial institutions to RMB7.4 million in 2019 from RMB4.6 million in 2018.

Other gains, net

Our other gains, net increased by 54.1% to  RMB18.7 million (US$2.3 million) in 2019 from RMB12.1 million in 2018, mainly due to fair value gain on re-measurement of our existing 30% equity interest in Shenzhen Pengai Yueji upon the acquisition of an additional 30% equity interest in it.

Fair value gain/(loss) of convertible redeemable preferred shares

We recorded a fair value gain of convertible redeemable preferred shares of RMB136.7 million (US$19.6 million) in 2019 compared to a fair vale loss of RMB226.2 million in 2018, mainly due to a decrease in the valuation of our company.

Fair value loss of convertible note

We recorded a fair value loss of convertible note of RMB5.2 million (US$0.7 million) in 2019 compared to a fair value loss of RMB9.2 million in 2018. In November 2019, the convertible note was fully redeemed. As at December 31, 2019, there was no outstanding convertible note.

Fair value gain/(loss) of exchangeable note liabilities

We recorded a fair value gain of exchangeable note liabilities of RMB45.3 million (US$6.5 million) compared to a fair value loss of exchangeable note liabilities of RMB56.9 million in 2018, primarily attributable to a slight decrease in the valuation of our company. Immediately prior to the completion of our initial public offering, the exchangeable notes were exchanged into such number of our series B preferred shares re-designated from the corresponding number of ordinary shares held by the issuers of such notes and transferred to the holder, as is equal to the quotient of the outstanding principal amount of the exchangeable notes divided by the then applicable exchange price. As at December 31, 2019, there were no outstanding exchangeable note liabilities.

Fair value gain/(loss) of derivative financial instrument

We recorded a fair value gain of derivative financial instrument of RMB0.3 million (approximately US$43,000) in 2019 compared to a fair value loss of derivative financial instrument of RMB0.3 million in 2018, due to lapse upon the completion of our initial public offering.

Goodwill impairment

We recorded a goodwill impairment of RMB1.4 million (US$0.2 million) compared to nil in 2018, due to our decision to gradually cease the operations of Nanchang Pengai located in Jiangxi province and build up, Nanchang Pengai Xiuqi, another new aesthetic hospital in the same province in 2020.

Income tax expense

Our income tax expense decreased by 24.3% to RMB14.0 million (US$2.0 million) in 2019 from RMB18.5 million in 2018.

Profit/(loss) for the year

As a result of the foregoing, our net profit was RMB138.3 million (US$19.9 million) in 2019, compared with a net loss of RMB252.5 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Our revenue increased by 9.2% to RMB761.3 million in the year ended December 31, 2018 from RMB697.4 million in the year ended December 31, 2017. The increase reflects increases in revenue from each of our service offerings, as discussed below.

Aesthetic medical services (surgical and nonsurgical)

Our revenue from aesthetic medical services, which include surgical aesthetic medical services and non-surgical aesthetic medical services, increased by 20.5% to RMB687.2 million in the year ended December 31, 2018 from RMB570.5 million in the year ended December 31, 2017. This was because the total number of aesthetic medical services performed increased to 298,920 in the year ended December 31, 2018 from 200,486 in the year ended December 31, 2017, partially offset by an decrease in average spending per aesthetic procedure to RMB2,299 in the year ended December 31, 2018 from RMB2,846 in the year ended December 31, 2017.

Non-surgical aesthetic medical services

Our revenue from non-surgical aesthetic medical services, which include minimally invasive aesthetic and energy-based treatments, increased by 12.6% to RMB373.3 million in the year ended December 31, 2018 from RMB331.4 million in the year ended December 31, 2017.

The total number of non-surgical aesthetic medical services performed increased to 235,367 in the year ended December 31, 2018 from 166,629 in the year ended December 31, 2017, while average spending per procedure decreased to RMB1,586 in the year ended December 31, 2018 from RMB1,989 million in the year ended December 31, 2017. The increase in the number of procedures performed was due to marketing campaigns with promotional discounts, which resulted in additional procedures performed but a decrease in average spending per procedure.

Revenue from minimally invasive aesthetic medical services increased by 5.0% to RMB199.1 million in the year ended December 31, 2018 from RMB189.7 million in the year ended December 31, 2017 due to an increase in the number of procedures performed, partially offset by a decrease on the average spending per procedure.

Revenue from energy-based treatments increased by 22.9% to RMB174.2 million in the year ended December 31, 2018 from RMB141.8 million in the year ended December 31, 2017 due to an increase in the number of procedures performed, partially offset by a decrease on the average spending per procedure.

Surgical aesthetic medical services

Our revenue from surgical aesthetic medical services increased by 31.3% to RMB313.9 million in the year ended December 31, 2018 from RMB239.1 million in the year ended December 31, 2017, primarily as a result of an increase in the number of procedures performed, partially offset by a decrease in average spending per procedure.

General healthcare services and other aesthetic medical services

Our revenue from general healthcare services and other aesthetic medical services decreased by 41.6% to RMB74.1 million in the year ended December 31, 2018 from RMB126.9 million in the year ended December 31, 2017, primarily as a result of a decrease in average spending per procedure even though there was an increase in number of procedures performed.

Our revenue from general healthcare services and other aesthetic medical services decreased as a percentage of our total revenue as a result of our strategic shift towards aesthetic medical services. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

Our cost of sales and services rendered increased by 10.3% to RMB258.6 million in the year ended December 31, 2018 from RMB234.5 million in the year ended December 31, 2017, consistent with our business growth.

Gross profit

As a result of the foregoing, our gross profit increased by 8.6% to RMB502.7 million in the year ended December 31, 2018 from RMB462.9 million in the year ended December 31, 2017. Our gross margin decreased to 66.0% in the year ended December 31, 2018 from 66.4% in the year ended December 31, 2017.

Non-surgical aesthetic medical services

Our gross margin for non-surgical aesthetic medical services increased to 67.4% in the year ended December 31, 2018 from 66.2% in the year ended December 31, 2017. Our gross margin for minimally invasive aesthetic treatments increased to 70.1% in the year ended December 31, 2018 from 67.5% in the year ended December 31, 2017 and our gross margin for energy-based treatment decreased to 64.2% in the year ended December 31, 2018 from 66.0% in the year ended December 31, 2017.

Our gross margin for minimally invasive aesthetic treatments increased mainly as a result of a decrease in cost of inventories and consumables, offset by a decrease in the average spending per procedure. Gross margin for energy-based treatments decreased primarily as a result of a decline in average spending per procedure.

Surgical aesthetic medical services

Our gross margin for surgical aesthetic medical services increased to 66.4% in the year ended December 31, 2018 from 66.0% in the year ended December 31, 2017. Our gross margin for surgical aesthetic medical services increased primarily as a result of increased number of surgeries performed by doctors and increased utilization of facilities.

General healthcare services and other aesthetic medical services

Our gross margin for general healthcare services and other aesthetic medical services decreased to 57.7% in the year ended December 31, 2018 from 65.7% in the year ended December 31, 2017. The decrease in gross margin for general healthcare and other aesthetic services is primarily caused by the decrease in gross margin of general healthcare. Revenue for general healthcare declined to RMB23.0 million in 2018 from RMB48.2 million in 2017, and gross profit for general healthcare decreased to RMB10.7 million in 2018 from RMB28.6 million in 2017, leading to the decline of gross margin to 46.3% in 2018 from 59.3% in 2017. The main factor contributing to the decrease in the gross margin of general healthcare was the issuance by the Chinese government of stricter regulations on privately-owned hospitals in the general healthcare industry since the second half of 2018. General healthcare and other aesthetic services is not a core business for our company and we focus more on the growth of our core businesses, including surgical and non-surgical aesthetic medical services. Other aesthetic services also had a decrease in gross margin to 62.8% in 2018 from 69.6% in 2017.

Selling expenses

Our selling expenses increased by 11% to RMB333.5 million in the year ended December 31, 2018 from RMB300.4 million in the year ended December 31, 2017, primarily as a result of an increase in employee benefit expenses and advertising and marketing expenses as we increased our advertising and marketing activities. Selling expenses as a percentage of our total revenue increased to 43.8% in the year ended December 31, 2018 from 43.1% in the year ended December 31, 2017.

General and administrative expenses

Our general and administrative expenses increased by 24.4% to RMB115.5 million in the year ended December 31, 2018 from RMB92.8 million in the year ended December 31, 2017, primarily as a result of the increase in average salary level and the remuneration paid to several talented new hires with extensive industry experience in 2018, which resulted in a substantial increase in our total employee expenses. General and administrative expenses as a percentage of our total revenue increased from 13.3% in the year ended December 31, 2017 to 15.2% in the year ended December 31, 2018.

Other gains, net

Our other gains, net in the year ended December 31, 2017 and 2018 was RMB9.3 million and RMB12.1 million, respectively, representing gains primarily generated from the sale of two of our subsidiaries. We recorded RMB3.1 million in rental income in the year ended December 31, 2017 and RMB1.4 million in rental income in the year ended December 31, 2018.

Fair value gain/(loss) of convertible redeemable preferred shares

We recorded a fair value loss of convertible redeemable preferred shares of RMB226.2 million in the year ended December 31, 2018 compared to a fair value loss of RMB85.5 million in the year ended December 31, 2017, primarily attributable to an increase in the valuation of our company.

Fair value loss of convertible note

We recorded a fair value loss of convertible note of RMB9.2 million in the year ended December 31, 2018 compared to a fair value loss of RMB1.3 million in the year ended December 31, 2017, due to an increase in the valuation of our company.

Fair value loss of exchangeable note liabilities

We recorded a fair value loss of exchangeable note liabilities of RMB56.9 million in the year ended December 31, 2018 compared to a fair value loss of RMB38.3 million in the year ended December 31, 2017, primarily attributable to an increase in the valuation of our company.

Finance costs

Our finance costs increased by 40.5% to RMB9.2 million in the year ended December 31, 2018 from RMB6.6 million in the year ended December 31, 2017, due to additional bank borrowings from two new banks.

Income tax expense

Our income tax expense decreased by 3.9% to RMB18.5 million in the year ended December 31, 2018 from RMB19.3 million in the year ended December 31, 2017, primarily due to lower profit before tax after adjusting back the impact of fair value change of convertible redeemable preferred shares, convertible note and exchangeable note liabilities, but partially offset by the increased effective income tax rate.

Profit/(loss) for the year

As a result of the foregoing, we had a net loss of RMB252.5 million in the year ended December 31, 2018 and a net loss of RMB72.4 million in the year ended December 31, 2017.

Critical accounting policies and significant judgments and estimates

We prepare our financial statements in conformity with IFRS, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates in the preparation of our financial statements.

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Revenue from provision of services, which includes non-surgical aesthetic medical services, comprising minimally invasive aesthetic treatments and energy-based treatments, surgical aesthetic medical services, and general healthcare services and other aesthetic medical services, is recognized at a point in time when the services have been rendered to customers. Minimally invasive aesthetic medical services, surgical aesthetic medical services and other aesthetic medical services are usually provided within a day, except for certain large-scale surgical aesthetic medical services in which customers are required to go through medical tests and screening for suitability of the surgery. The period of inpatient stays usually does not exceed more than a week. Most of our services do not require inpatient stays, though we do have inpatient facilities available upon patient request. With respect to energy- based treatments, we have certain packages that customers pay in advance. Payments for such energy-based treatments not yet rendered are recorded as contract liabilities in our consolidated balance sheets and are fully refunded to our customers upon their request. Revenue from the provision of general healthcare services and other aesthetic medical services is recognized at a point in time upon provision of such services for which the service period is usually within a day. We review the utilization pattern of contract liabilities and the treatment progress of individual customers on a regular basis to consider full recognition of the corresponding contract liabilities in profit or loss. Interest income is recognized using the effective interest method.

Purchase price allocation

We apply the acquisition method to account for business combinations. The application of business combination accounting requires the use of significant estimates and assumptions. The purchase method of accounting for business combinations requires us to estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. This exercise requires the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

Goodwill impairment assessment

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over our interest in fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of the non-controlling interests in the acquiree.

Our management tests annually whether goodwill has suffered any impairment. For the purpose of impairment testing, goodwill has been allocated to individual cash-generating units, or CGUs, and is reviewed for impairment based on forecast operating performance and cash flows. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by management. There are a number of assumptions and estimates involved in the preparation of cash flow projections for the period covered by the approved budgets. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved. Our management prepares the financial budgets reflecting actual and prior year performance and market development expectations. Our assessment indicated that reasonably possible changes in key assumptions on which value-in-use calculations are based would not cause the carrying amounts to exceed recoverable amounts of individual CGUs.

Fair value of series A preferred shares, convertible note and exchangeable note liabilities

We designated our series A preferred shares, convertible note and exchangeable note liabilities as financial liabilities at fair value through profit or loss. They were initially recognized at fair value.

Subsequent to initial recognition, our series A preferred shares, convertible note and exchangeable note liabilities are carried at fair value with changes in fair value recognized in profit or loss.

Our series A preferred shares, convertible note and exchangeable note liabilities are not traded in an active market and the fair value is determined by using valuation techniques. We use the market comparable approach or discounted cash flow method to determine the underlying equity value of our company and adopt the equity allocation method to determine the fair value of the series A preferred shares, convertible note and exchangeable note liabilities. The discounted cash flow method may include the use of cash flow projections based on financial forecasts prepared by management. The expected growth in revenue and gross margin, timing of future capital expenditures, weighted average cost of capital and terminal growth rate are based on actual and prior year performance as well as market expectations, which are key drivers of the underlying equity value of our company.

Estimated useful lives of property, plant and equipment

We determine the estimated useful lives and related depreciation charges for our property, plant and equipment with reference to the estimated periods that we intend to derive future economic benefits from the use of these assets. We perform periodic reviews of the estimated useful lives of property, plant and equipment, and revise the depreciation charges where estimated useful lives are different than those previously estimated.

Recently issued accounting standards

See note 2.2.2 to our audited consolidated financial statements appearing elsewhere in this annual report.

5.B.         Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, issuances of securities and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support an increase in our scale of operations as well as investments for business expansion.

We had net current liabilities of RMB0.6 million as at December 31, 2019. We expect that the outbreak of COVID-19 will have material and adverse impacts on our cash flow for the first quarter of 2020 with potential continuing impacts on subsequent periods. We have considered our cash flow from future operations and available borrowing facilities to conclude that we have sufficient financial resources to meet our financial obligations as and when they fall due in the coming twelve months.

Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional bank borrowings. We plan to fund our future business plans, capital expenditures and related expenses as described in this annual report with cash from operations, the remaining net proceeds from our initial public offering and short-term and long-term indebtedness. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. Also see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC could prevent us from effectively serving our customers and thus adversely affect our results of operations.”

Cash flows

The following table presents selected cash flow data from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	76,979	4,894	86,761	12,462
Net cash used in investing activities	(69,195)	(76,182)	(114,172)	(16,400)
Net cash (used in)/generated from financing activities	(28,187)	66,741	79,561	11,428
Net (decrease)/increase in cash and cash equivalents	(20,403)	(4,547)	52,150	7,491
Cash and cash equivalents at beginning of the year	129,626	106,006	101,886	14,635
Cash and cash equivalents at the end of the year	106,006	102,547	154,490	22,191

Net cash generated from operating activities

Our net cash generated from operating activities in 2019 was RMB86.8 million (US$12.5 million), primarily reflecting our profit before income tax as adjusted for non-cash items, including finance costs of RMB24.3 million, depreciation of property, plant and equipment of RMB78.2 million, fair value gain of convertible redeemable preferred shares of RMB136.7 million, fair value gain of exchangeable note liabilities of RMB45.3 million, fair value loss of convertible note of RMB5.2 million, and fair value gain on re-measurement of the 30% equity interest in Shenzhen Pengai Yueji of RMB14.3 million.

Our net cash generated from operating activities in 2018 was RMB4.9 million, primarily reflecting our loss before income tax as adjusted for non-cash items, including fair value loss of convertible redeemable preferred shares of RMB226.2, fair value loss of exchangeable note liabilities of RMB56.9, other receivables, deposits and prepayments of RMB35.8 million, balances with related parties of RMB25.1 million, and depreciation of property, plant and equipment of RMB27.3.

Our net cash generated from operating activities was RMB77.0 million in 2017. This was primarily attributable to loss before income tax as adjusted for non-cash items, including depreciation of property, plant and equipment of RMB25.5 million and fair value loss of convertible redeemable preferred shares of RMB85.4 million, and increases in inventories of RMB10.9 million, balance with related parties of RMB10.4 million and accruals, other payables and provisions of RMB13.0 million. The increases in inventories and accruals, other payables and provision were mainly a result of our business growth.

Net cash used in investing activities

Our net cash used in investing activities in 2019 was RMB114.2 million (US$16.4 million), primarily reflecting purchase of property, plant and equipment of RMB69.1 million, the deposit of long term investment of RMB31.2 million, and net cash used in business combinations of RMB28.9 million primarily for the acquisition of Shenzhen Pengai Yueji.

Our net cash used in investing activities in 2018 was RMB76.2 million, primarily reflecting purchase of property, plant and equipment of RMB45.5 million for facility upgrades and purchase of investment properties of RMB31.5 million. Our net cash used in investing activities was RMB69.2 million in 2017, primarily reflecting purchase of property, plant and equipment of RMB47.5 million primarily for the facility upgrades and net cash used in business combinations of RMB29.6 million primarily for the acquisitions of Guangzhou Pengai and Chengdu Pengai, investment in associates of RMB18.3 million, partially offset by a decrease in pledged bank deposits of RMB20.0 million.

Net cash generated/(used in) from financing activities

Our net cash generated from financing activities in 2019 was RMB79.6 million (US$11.4 million), primarily reflecting proceeds from borrowing of RMB139.8 million and issuance of shares, net of RMB181.9 million, partially offset by repayment of borrowings of RMB103.9 million, repayment of convertible note of RMB75.8 million, repayment of lease liabilities of RMB49.7 million and interest paid of RMB11.8 million.

Our net cash generated from financing activities in 2018 was RMB66.7 million, primarily reflecting proceeds from borrowings of RMB108.6 million and issuance of shares of RMB25.7 million, offset by repayment of borrowings of RMB57.9 million. Our net cash used in financing activities was RMB28.2 million in 2017, primarily reflecting our repayment of borrowings of RMB65.2 million, partially offset by net proceeds from borrowings of RMB46.0 million.

Indebtedness

Bank borrowings

The principal banks on our borrowings are Hua Xia Bank and China Merchants Bank. In 2017, we obtained a loan of RMB26.0 million from Hua Xia Bank for a term of three years and the loan will mature in August 2020. As of December 31, 2019, the principal amount of this loan of RMB19.9 million was outstanding. In 2017, we obtained a revolving credit facility of RMB100 million from China Merchants Bank. The credit facility was valid from August 2017 to August 2019. In September 2019, we obtained a new revolving credit facility of RMB120 million from China Merchants Bank. As of December 31, 2019, the outstanding principal balance of the loans from China Merchants Bank was RMB75.3 million.

Borrowings from other financial institution

In 2019, we entered into borrowings arrangements with third-party financial institution. As of December 31, 2019, the total outstanding principal balance of these borrowings was RMB20.7 million (US$3.0 million).

The loan and credit facility are guaranteed by our subsidiary and our related parties, and secured by some of their properties and/or our properties. The effective interest rate on these bank and other borrowings was 6.33% in 2017, 6.67% in 2018 and 6.07% in 2019. Neither of these borrowings have any financial covenant requirements.

Convertible note

On December 8, 2016, we issued a convertible note to Peak Asia Investment Holdings V Limited with an aggregate principal amount of US$8.7 million. The convertible note is convertible into our series B redeemable preferred shares at the conversion price of US$2.3292, subject to certain anti- dilution adjustments, at the option of the holder upon occurrence of (a) the liquidation, dissolution or winding up of our company; (b) an acquisition of our company in which in excess of 50% of our company’s voting power outstanding before such transaction is transferred; (c) a sale or other disposition of all or substantially all of the assets of our company and its subsidiaries or the exclusive licensing of substantially all of the intellectual properties of our company and its subsidiaries or (d) an initial public offering of our company’s shares on an internationally recognized stock exchange. We refer to each of the foregoing as an Exit Event.

Upon or after the first anniversary but prior to the fourth anniversary of the issuance of the convertible note, the convertible note is redeemable by us at a redemption price equal to 100% of the issue price plus an amount accruing at an internal rate of return at 15% per annum, compounding annually beginning on the date of the issuance of such convertible note and to the redemption price payment date.

At any time after the earlier of (i) an Exit Event and (ii) the fourth anniversary of the issuance of the convertible note, the convertible note holder has a right to require us to redeem, and we also have the right to redeem, the convertible note in whole and not in part, in each case, at the redemption price equals 100% of the issue price plus an amount accruing at an internal rate of return at 15% per annum, compounding annually, beginning on the date of issuance of such convertible note and to the redemption price payment date.

We fully redeemed the convertible note in November 2019.

Exchangeable notes

On December 8, 2016, Seefar Global Holdings Limited, Jubilee Set Investments Limited and Pengai Hospital Management Corporation, or the exchangeable notes issuers, issued exchangeable notes to Peak Asia Investment Holdings V Limited with an aggregate principal amount of US$13.9 million. The exchangeable notes will expire on the fourth anniversary of the date of the notes. The exchangeable notes holder has the right to require the exchange note issuers to exchange the exchangeable notes in whole but not in part for our series B redeemable preferred shares at the exchange price of US$2.3292, subject to certain anti-dilution adjustments.

On September 30, 2019, each of the three exchangeable notes issuers entered into a letter agreement with the exchangeable notes holder, pursuant to which the exchangeable notes holder agreed to exchange the exchangeable notes for our series B preferred shares, conditional upon and immediately prior to the closing of our initial public offering.

Upon such exchange, the exchangeable notes were exchanged into such number of our series B preferred shares re-designated from the corresponding number of ordinary shares held by the issuers of such notes and transferred to the holder, as is equal to the quotient of the outstanding principal amount of the exchangeable notes divided by the then applicable exchange price.

Capital expenditures

Our capital expenditure in 2019 was RMB76.0 million (US$10.9 million), attributable to (i) purchase of property, plant and equipment and intangible assets, which mainly consists of leasehold improvements for our treatment centers, including RMB15.8 million for Pengcheng Hospital, RMB13.5 million for Haikou Pengai, RMB3.9million for Shenzhen Pengai, RMB2.4 million for Ninghai Pengai, RMB1.9 million for Shenzhen Pengai Yueji and Shenzhen Pengai Yuexin, and RMB1.7 million for Yantai Pengai Jiayan, (ii) addition of machinery and equipment including RMB4.1 million for Pengcheng Hospital, RMB2.9 million for Shenzhen Pengai, RMB1.5 million for Hong Kong Newa, and (iii) the addition of our intangible assets in Shenzhen Pengai Investment for RMB6.4 million.

In 2018, our capital expenditure was RMB77.7 million. Our capital expenditure in 2018 was attributable to purchase of property, plant and equipment, investment properties and intangible assets, which mainly consists of leasehold improvements for our newly opened or acquired centers, including RMB18.1 million in Xiuqi, RMB14.9 million in Yantai Jiayan, RMB5.6 million in Guangzhou, and leasehold improvements of RMB3.5 million for our existing center in Pengcheng, and the addition of our investment properties in Huizhou for RMB31.5 million. In 2017, our capital expenditure was RMB77.1 million. Our capital expenditure in 2017 was attributable to our acquisition of treatment centers in Guangzhou and Chengdu, for RMB12.0 million and RMB17.6 million, respectively. The majority of the remaining capital expenditure went to improve our treatment centers, primarily for refurbishment, with the remainder used to acquire medical treatment and office equipment.

We intend to fund our future capital expenditures with our existing cash balances and the remaining proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

5.C.         Research and Development, Patents and Licenses, etc.

We did not have in place research and development plans, and did not incur research and development expenses from January 1, 2017 to December 31, 2019.

5.D.         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E.         Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any unconsolidated third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

We did not have any off-balance sheet arrangements as of December 31, 2019.

5.F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2019. Amounts we pay in future periods may vary from those reflected in the table.

	Total	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations(1)	246,489	47,919	41,331	111,294	45,945
Borrowings	146,560	133,237	13,323	—	—
Total	393,049	181,156	54,654	111,294	45,945

Note:

(1) We lease premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2019.

5.G.        Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.         Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Positions(s)
Zhou Pengwu*	65	Chairman of the Board of Directors and Chief Executive Officer
Ding Wenting*	55	Vice-chairwoman of the Board of Directors and Chief Marketing Officer
Hu Qing	56	Director and Chief Operating Officer
Zhou Yitao*	41	Director and Chief Medical Technique Officer
Wei Zhinan Nelson	40	Director
Yan Hongfei	35	Director
Cathy Peng	55	Director
Xue Hongwei	41	Independent Director
Lu Feng	45	Independent Director
Tsang Eric Chi Wai	67	Independent Director
Fan Peng	37	Chief Strategy Officer
Wu Guanhua	38	Chief Financial Officer

*                             Ms. Ding Wenting is the wife of Dr. Zhou Pengwu and Dr. Zhou Yitao is the son of Dr. Zhou Pengwu.

The following is a biographical summary of the experience of our directors and executive officers.

Dr. Zhou Pengwu is one of our founders and is our chairman of the board of directors and chief executive officer. Dr. Zhou has been a registered plastic surgeon since 1991. He has over 30 years of experience in aesthetic medicine and over 20 years of experience in managing aesthetic medical hospitals, beginning with the establishment of the Shenzhen Pengcheng Clinic in Shenzhen in 1997, which later became the Pengcheng Outpatient Clinic, then the Shenzhen Pengcheng General Hospital, and finally the Pengcheng Hospital. He acted in a variety of leadership positions in our company, including as the general manager and hospital administrator of the Pengcheng Hospital and Shenzhen Pengai Hospital, as well as chairman and general manager of Shenzhen Pengai Hospital Investment Management Co., Ltd., or Shenzhen Pengai Investment. Dr. Zhou also currently serves as an adjunct professor at the Aesthetic Medical School at Yichun University. In 2012, he was elected as vice-president of the Shenzhen Entrepreneur Association. In 2015, Dr. Zhou was elected as vice-chairman of the First Council of the Internet Aesthetic Medical Subcommittee of Chinese Cosmetic Surgery Association. He is also currently a vice-chairman member of the Fifth Council of the Aesthetic Medical Treatment Subcommittee of the Guangdong Medical Association and vice chairman of the Second Council of the Private Aesthetic Medical Treatment Institution of Chinese Cosmetic Surgery Association. In 2011, Dr. Zhou also participated in the drafting seminar of National Health and Family Planning Commission of the PRC for setting up standards for aesthetic medical treatment institutions. Dr. Zhou obtained an EMBA for hospital administrators from Peking University in October 2005. Dr. Zhou was awarded the "2017 Industry Leader Award" by China Council for the Promotion of International Trade Academy, China Economic Herald and China Business Association (Beijing) Entrepreneur Business Club. Dr. Zhou is the current spouse of Ms. Ding, our vice-chairwoman and the father of Dr. Zhou Yitao, a director of our company.

Ms. Ding Wenting is one of our founders and is currently our vice-chairwoman of the board of directors and chief marketing officer. Ms. Ding is primarily responsible for overall group sales, marketing and procurement. Ms. Ding has been acting in a variety of leadership positions in our company for over 20 years. From January 2002 to December 2005, Ms. Ding served as deputy administrator of Pengcheng Hospital. From March 2006 to December 2010, Ms. Ding served as deputy administrator of Shenzhen Pengai Hospital. Since December 2005, Ms. Ding has consecutively served as deputy general manager, vice-chairman and vice-president of Shenzhen Pengai Investment. Ms. Ding obtained an EMBA for hospital administrators from Peking University in August 2006. In February 2007, Ms. Ding received one-to-one training by Miki Takasaka, a master in the use of colors in Japan. In February 2007, Ms. Ding completed the foundation course in image consultancy offered by First Impressions. In April 2007, Ms. Ding completed the trainings and passed the examinations of the personal total image consulting course, personal color analysis course, personal style analysis course, and the fundamental personal image consultant course at Ximan Color Fashion Training Institute of Beijing Ximan Color Co., Ltd. In June 2007, Ms. Ding completed the course for color matching designers offered by the China Fashion & Color Association. In June 2008, Ms. Ding obtained a certificate in make-up artistry from Christian Chauveau's Technical School of Artistic Make-up in Paris. In October 2012, Ms. Ding was appointed as the vice-president of the Shenzhen General Chamber of Commerce. Ms. Ding is the current spouse of Dr. Zhou Pengwu, our chairman and chief executive officer.

Ms. Hu Qing has served as a director of our company since March 2012. She is our chief operating officer, primarily responsible for the overall operations of our business. Ms. Hu has over 25 years of experience in the medical industry. From January 2004 to December 2005, Ms. Hu served as the deputy president of Shenzhen Pengcheng General Hospital. From December 2005 to December 2013, Ms. Hu consecutively served as the deputy hospital administrator, and general manager of Shenzhen Pengai Hospital. Since 2002, Ms. Hu has served as the vice-president, deputy general manager and director of Shenzhen Pengai Investment. Prior to joining us, Ms. Hu spent more than 13 years working in Japan and served as the director and the Secretary for the Beijing University of Traditional Chinese Medicine, Japanese Branch where she was in charge of daily operations, from April 1991 to March 2004. Ms. Hu received her bachelor's degree in radio engineering from the South China Engineering School (currently known as the South China University of Technology) in July 1983 and obtained an EMBA for hospital administrators from Peking University in August 2006.

Dr. Zhou Yitao has served as a director of our company since March 2012. Dr. Zhou Yitao currently serves as our chief medical technique officer, primarily responsible for medical quality and safety. He has been the general manager of East China region of Shenzhen Pengai Investment since 2013, primarily responsible for our expansion in the East China region. From July 2012 to December 2013, Dr. Zhou Yitao served as the hospital administrator of Shanghai Nishizhen Aesthetic Medical Clinic Co., Ltd. From June 2010 to June 2012, he served as the hospital administrator of Nanchang Pengai. Since October 2012, he has been serving as the director of Shenzhen Pengai Investment. Dr. Zhou Yitao was designated as our executive director in July 2014. Dr. Zhou Yitao has over 15 years of experience in the medical industry. Prior to joining us, Dr. Zhou Yitao spent two years practicing medicine at the general surgery and plastic surgery departments of Pingxiang People's Hospital and spent one year attending plastic surgery courses at each of the Orthopedic Hospital of Peking Union Medical College of Chinese Medical Science Institution from June 2004 to June 2005, the plastic surgery department of Shanghai No. 9 Hospital from October 2006 to November 2007, and the Navi Plastic Surgery Clinic in South Korea from March 2010 to September 2010. Dr. Zhou Yitao received his bachelor's degree in clinical medicine from Hubei Medical University in July 2000 and a master's degree in health administration from La Trobe University, Melbourne, Australia in October 2009. Dr. Zhou Yitao is the son of Dr. Zhou Pengwu, our chairman and chief executive officer, and Dr. Zhou Pengwu's former spouse.

Mr. Wei Zhinan Nelson has served as a director of our company since June 2019. He has approximately 14 years of experience in the financial services industry across investment banking and principal investment, and currently covers the Greater China Region for ADV Partners Limited, or ADV. Prior to ADV, Mr. Wei was an executive director and the head of Greater China Region for 3M New Ventures, a separate investment entity of 3M Company (NYSE: MMM), where he led investments and mergers and acquisitions in technology, consumer, industrial, and healthcare sectors from January 2014 to June 2016. Prior to 3M New Ventures, Mr. Wei served as the vice president at Clarity China Partners, a private equity firm, from February 2011 to January 2014. Mr. Wei received his bachelor's degree in economics from the University of California, Berkeley in May 2004.

Mr. Yan Hongfei has served as a director of our company since December 2016. He has approximately 8 years of experience in the financial services industry across principal investments and portfolio management, and covers the China market for ADV. Prior to ADV, Hongfei was vice president at Deutsche Bank Strategic Investment Group, the principal investment team of Deutsche Bank in China from September 2012 to May 2015. During his tenure with Deutsche Bank, Mr. Yan was responsible for deal sourcing, structuring, execution and post-investment management of both private equity and financing transactions. From October 2010 to July 2012, Mr. Yan was an analyst at KKR Capstone where he conducted post investment management for portfolio companies in consumer, retail, and environmental industries across Asia. Mr. Yan began his career with McKinsey & Company and served as an analyst focusing on providing strategic consulting in China from September 2008 to October 2010. Mr. Yan Hongfei received his master's degree in biochemical engineering from Tsinghua University and received a double master's degree in engineering from Ecole Centrale de Lille in June 2008.

Ms. Cathy Peng has served as our director since March 2020. Ms. Peng currently is the chief executive officer of ROCS Global Inc., which is an executive consulting firm headquartered in Silicon Valley and specialized in talent recruiting and management, innovation, ecosystem and globalization. Prior to that, she served as a managing partner at IntelliProGroup from September 2015 to September 2017. From January 2007 to March 2017, Ms. Peng served as the chief business development officer at Ethertronics Inc. From October 2003 to January 2007, Ms. Peng served as the general manager at Synocus International, a European management consulting firm. From May 1993 to August 2003, she served in positions such as the director of marketing & channel strategies at Motorola, Inc. As an entrepreneur, Ms. Peng was awarded as one of the Women of M2M at the Connected World Conference in 2014, Business Leader of Color by Chicago United Organization in 2013, and Emerging Executive Leader (Top 100 Under 50) by the Diversity MBA Magazine in 2011. As an educator, Ms. Peng is a guest lecturer and career advisor at Tsinghua University, and she has also delivered training and seminars at leading institutions such as University of Chicago and Stanford University. Ms. Peng obtained her EMBA degree from University of Chicago in the United States in March 2001.

Mr. Xue Hongwei has served as our independent director since October 2019. Mr. Xue founded Bybridge Consultancy Pte. Ltd. in 2015 and currently serves as its director. Mr. Xue previously served as a director of Mendis Aesthetics Pte Ltd. From August 2014 to September 2015, Mr. Xue served as an accountant for Asia-Europe Foundation, a non-profit organization. From July 2013 to December 2013, Mr. Xue worked as a financial analyst at Schneider Electric (EPA:SU). From October 2012 to March 2013, Mr. Xue worked as a financial investment manager at China Sunergy Co Ltd (OTCMKTS: CSUNY). From October 2011 to September 2012, Mr. Xue Hongwei worked as an investment manager at China Electric Equipment Group. Mr. Xue is a member of the Association of Chartered Certified Accountants and a Chartered Accountant of Singapore. Mr. Xue received his combined bachelor's and master's degree in economics and business administration from Georg-August University of Goettingen, Germany, in August 2005.

Mr. Lu Feng has served as independent director since October 2019. Mr. Lu joined Nanfang Hospital, which is affiliated with Southern Medical University, in September 2000. He is currently a professor at Southern Medical University and a chief doctor at Nanfang Hospital. Mr. Lu received his bachelor's degree in clinical medicine and master's degree in plastic surgery from the First Military Medical University (now known as Nanfang Hospital) in 1997 and 2000, respectively. Mr. Lu further obtained his doctoral degree in plastic surgery from the First Military Medical University (now known as Nanfang Hospital) in 2004. Mr. Lu was a postdoctoral fellow at Harvard Medical School from 2008 to 2009. Mr. Lu is specialized in fat transfer and has published over 40 articles in a number of aesthetics journals, such as Plastic and Reconstructive  Surgery. Mr. Lu is a vice-chairman member of the Youth Committee of Chinese Medical Association Plastic Surgery Branch Committee and Fats Professional Committee of Chinese Medical Association Medical Cosmetic Surgery Branch Committee. He is also the deputy group leader of Fats Professional Group of Chinese Medical Association Plastic Surgery Branch Committee. In addition, Mr. Lu participated in a number of research programs supported by governmental funds.

Mr. Tsang Eric Chi Wai has served as independent director since October 2019. He also currently serves as the vice-chairman of Hong Kong All Stars Sports Association, a member of the Hong Kong Film Directors' Guild-Committee; the chairman of Hong Kong Movie Stars Charities Limited, a non-profit organization in Hong Kong that provides assistance to the elderly, and the chairman of Caring For Children Foundation. Mr. Tsang is a Hong Kong actor, film director, producer and television host and has over 40 years of experience in the television and entertainment industry. He starred in Hong Kong films, gaining various acting awards and nominations. Mr. Tsang was awarded the Medal of Honor by the Hong Kong SAR Government in July 2008 and became a member of the 12th Chinese People's Political Consultative Conference Standing Committee of Jiangmen, Guangdong in December 2011.

Mr. Fan Peng has served as our chief strategy officer since August 2018 and is primarily responsible for securities affairs, investor relations, board office, mergers and acquisitions. Prior to joining us, Mr. Fan Peng served as the chief financial officer of Cashbus (Cayman) Limited from October 2017 to July 2018. From May 2016 to October 2017, Mr. Fan was the Head of Investor Relations and Capital Markets of Dali Foods Group Company Limited, a company listed on the main board of The Stock Exchange of Hong Kong Limited (stock code: 3799), and was primarily responsible for investor relations, corporate development, and mergers and acquisitions. From December 2007 to May 2016, Mr. Fan Peng served at Hong Kong Branch of Deutsche Bank AG where his position was vice president in the corporate finance division. From May 2007 to December 2007, Mr. Fan Peng served as an analyst in the investment banking department of HSBC Markets (Asia) Limited. From July 2006 to May 2007, Mr. Fan served as a business analyst in the investment banking group of Macquarie Investment Advisory (Beijing) Co, Ltd. Mr. Fan Peng currently also serves as an independent non-executive director of Jiangsu Innovative Ecological New Materials Limited, a company listed on the main board of The Stock Exchange of Hong Kong Limited (stock code: 2116). Mr. Fan Peng received his bachelor's degree in accounting and master's degree in business administration from Tsinghua University in July 2004 and July 2006, respectively.

Mr. Wu Guanhua joined our company in 2012 and has served as our chief financial officer since August 2018. Mr. Wu Guanhua has over 10 years of experience in international corporate accounting, operations, financial and strategic management. From 2006 to 2008, Mr. Wu Guanhua served as project manager of MAZARS, a global audit, accounting and consulting group. Since March 2008, Mr. Wu Guanhua has served as a partner of Beijing Junyue Investment Consultancy Co., Ltd, a company specializing in consulting services for financing, listing procedures and business development strategies to small and medium enterprise in China. Mr. Wu obtained his bachelor's degree in science from the University of Oxford Brooks in 2007. Mr. Wu is a certified accountant of The Association of Chartered Certified Accountants since 2007 and became a fellow member in 2012.

6.B.         Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of RMB4.2 million (US$0.6 million) in cash and other benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For share incentive grants to our officers and directors, see “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Employment agreements and indemnification agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our executive officers will be employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by a 60-day prior written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The senior executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the senior executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the termination of the employment. Specifically, each senior executive officer has agreed not to (i) approach our suppliers, customers, direct or end customers or contacts or other persons or entities introduced to the senior executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and to reimburse them for expenses in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

In June 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, or the Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Share Incentive Plan was 5,940,452 shares. As of the date of this annual report, all options under the Share Incentive Plan to purchase ordinary shares have been granted and are outstanding.

The following paragraphs describe the principal terms of the Share Incentive Plan.

Types of Awards. The Share Incentive Plan permits the awards of options, share appreciation rights, restricted shares or any other type of awards approved by the plan administrator.

Plan Administration. The Share Incentive Plan will be administered by our board of directors, or one or more committees appointed by the board of directors, as the case may be, which will act as the plan administrator. The committee(s) or the full board of directors will determine the matters related to the Share Incentive Plan, including but not limited to: the participants to receive awards, the form, type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the Share Incentive Plan are evidenced by an award agreement in writing, approved by the plan administrator, setting forth the terms of an award that has been duly authorized and approved.

Eligibility. We may grant awards to our board members, directors of one of our affiliates, officers, employees, consultants and other eligible persons.

Vesting Schedule. In general, the plan administrator in its sole discretion determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator in its sole discretion determines the exercise price for each award, which is stated in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Share Incentive Plan or the relevant award agreement or as otherwise determined by the plan administrator, such as transfers back to us, transfers by gift to one or more 'family members', transfers by will or the laws of descent and distribution.

Termination and Amendment of the Share Incentive Plan. Unless terminated earlier, the Share Incentive Plan has a term of ten years. Our board of directors or relevant committee appointed by the board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

As of the date of this annual report, our directors and executive officers as a group and our other employees as a group held outstanding options to purchase 5,940,452 ordinary shares of our company, at an exercise price of US$0.001 per share.

The following table summarizes, as of the date of this annual report, outstanding share options and ordinary shares beneficially held by our directors and executive officers that were granted under the Share Incentive Plan:

Directors and Executive Officers	Ordinary shares underlying outstanding options and subject to vesting	Exercise price		Date of grant	Expiration date
Hu Qing	1,142,984	US$	0.001	June 1, 2019	May 31, 2029
Zhou Yitao	849,000	US$	0.001	June 1, 2019	May 31, 2029
Fan Peng	849,000	US$	0.001	June 1, 2019	May 31, 2029
Wu Guanhua	849,000	US$	0.001	June 1, 2019	May 31, 2029
All directors and officers as a group	3,689,984	US$	0.001	June 1, 2019	May 31, 2029

On June 1, 2019, we issued 5,940,452 ordinary shares to Shengli Family Limited at par value. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under our Share Incentive Plan. All of the issued shares of Shengli Family Limited have been transferred to Zedra Trust Company (Cayman) Limited as trust fund. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. Pursuant to the terms of the declaration of trust, the trustee shall not exercise the voting rights attached to those ordinary shares of our Company under its control without first obtaining written consent of the enforcer. Such shares are treated as treasury shares for accounting purposes only.

Performance Incentive Plan

In September 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited 2019 Performance Incentive Plan, or the Performance Incentive Plan, to attract, motivate, retain and reward selected employees and other eligible persons, and to promote the success of our company. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Performance Incentive Plan is a number up to 10% of total issued and outstanding ordinary shares immediately after this offering, or 7,083,867 ordinary shares assuming the underwriters do not exercise their option to purchase additional ADSs. As of the date of this annual report, no award has been granted under the Performance Incentive Plan.

The following paragraphs describe the principal terms of the Performance Incentive Plan.

Types of Awards. The Performance Incentive Plan permits the awards of options, share appreciation rights, restricted shares, performance shares, share units, restricted share units, similar rights to purchase or acquire shares, cash awards or dividend equivalent rights.

Plan Administration. The Performance Incentive Plan will be administered by our board of directors, or one or more committees or subcommittees appointed by the board of directors, as the case may be, which will act as the plan administrator. The committee(s) or the full board of directors will determine the matters related to the Performance Incentive Plan, including but not limited to: the participants to receive awards, the form, type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the Performance Incentive Plan are evidenced by an award agreement in writing, approved by the plan administrator, setting forth the terms of an award that has been duly authorized and approved.

Eligibility. We may grant awards to our board members, directors of one of our affiliates, officers, employees, consultants and other eligible persons.

Vesting Schedule. In general, the plan administrator in its sole discretion determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator in its sole discretion determines the exercise price for each award, which is stated in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Performance Incentive Plan or the relevant award agreement or as otherwise determined by the plan administrator, such as transfers back to us, transfers by gift to a 'family member' or former 'family member', transfers by will or the laws of descent and distribution, and transfers to a third party who provide financing under the plan administrator's authorization for 'cashless exercise' procedures.

Termination and Amendment. Unless terminated earlier, the Performance Incentive Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

6.C.                          Board Practices

Board of directors

Our board of directors consists of 10 directors. A director is not required to hold any shares in our company to qualify to serve as a director. Except as required by our corporate governance policies, a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the directors. A director may vote with respect to any contract or any proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Pursuant to our related party transaction policy currently effective, our audit committee, or in the event that any member of the audit committee is a related party in the transaction to be reviewed, any non-conflicted member(s) of our audit committee, shall have the authority to approve proposed related party transactions as defined thereunder, subject to exceptions under certain standing pre-approval. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the board of directors

We have three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee. Our audit committee currently consists of Xue Hongwei, Lu Feng and Tsang Eric Chi Wai, and is chaired by Xue Hongwei. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. We have determined that Xue Hongwei qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•                  reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and the independent registered public accounting firm;

•                  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation committee. Our compensation committee currently consists of Lu Feng, Xue Hongwei and Tsang Eric Chi Wai, and is chaired by Lu Feng. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•         reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•         reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•         periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and corporate governance committee. Our nominating and corporate governance committee concurrently consists of Xue Hongwei, Lu Feng and Tsang Eric Chi Wai, and is chaired by Xue Hongwei. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•             recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•             reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•             selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•             monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Appointment of directors by our principal shareholders

Pursuant to our fourth amended and restated memorandum and articles, and notwithstanding otherwise provided therein to the contrary,

•                  for so long as ADV continues to hold ordinary shares and/or the American depositary shares representing our ordinary shares that represent at least 10% of our issued and outstanding ordinary shares, ADV shall have the right to appoint one director, by a written notice of appointment to us duly executed by ADV together with a written consent to such appointment from the director nominee, provided that ADV’s right to appoint such director shall be subject to our compliance with the director nomination procedures required under applicable corporate governance rules of the applicable listing rules. The first one acquirer (including affiliates of such acquirer) that is not an ADV’s affiliate of ADV’s ordinary shares and/or American depositary shares representing the ordinary shares representing at least 10% of our issued and outstanding ordinary shares shall have the right to appoint one director in the same manner provided above; and

•                  for so long as IDG continue to collectively hold our ordinary shares and/or the American depositary shares representing the ordinary shares that represent at least 5% of our issued and outstanding ordinary shares, IDG shall have the right to appoint one director subject to the same procedures and restrictions provided above. Such right of IDG is not assignable.

Duties of directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of directors and executive officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) dies or becomes of unsound mind; or (iii) resigns his office by notice in writing to us. Although there is no term limit, pursuant to our corporate governance guidelines, unless our board of directors determines in a particular instance that longer tenure is in the best interests of our company and its shareholders: (i) no director shall be nominated by our board of directors for re-election at an annual shareholders meeting coinciding with or next following his or her 72nd birthday, and (ii) inside directors shall retire on the date of their retirement or termination of employment with our company or its affiliates.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

6.D.                          Employees

Overview

We had 1,432, 1,542 and 1,550 employees in our wholly or majority owned medical institutions as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth certain information about our employees by function as of December 31, 2019.

Function	Number of employees	Percent of total employees
Management	7	0.5%
Doctors	154	9.9%
Other Medical Staff(1)	339	21.9%
Sales and Marketing	159	10.3%
Image Consultants	300	19.4%
Customer Service	223	14.4%
Finance and Accounting	66	4.3%
Human Resource and Administration	222	14.3%
Auxiliary Medical Staff(2)	80	5.2%
Total	1,550	100%

Notes:

(1) Includes nurses and medical technicians who are required to hold licenses.

(2) Includes unlicensed medical staff who perform auxiliary functions during treatments.

Since our inception, we have not experienced any significant turnover of staff or any disruption to our business operations due to labor disputes as our employees are not represented by a labor union. There had been no complaints or claims from employees that materially and adversely affected our business operations during the historical period.

Our employees typically enter into standard employment contracts with us. Recruitment is centralized across our treatment centers based on identified employee needs. Each treatment center then enters into standard employment contracts with its own employees, while the decisions to employ the general manager and finance and accounting directors at each treatment center are made at the headquarters level.

We provide both in-house and external training for our employees to improve their skills and knowledge. Remuneration packages for our employees mainly comprise base salary, overtime allowance (if applicable) and a performance-related bonus. We set performance targets for our employees primarily based on their position and department and annually review their performance. The results of such reviews are used in their salary determinations, bonus awards, and promotion appraisals.

Qualified medical professionals

The qualification and expertise of doctors are vital to the quality of our healthcare services and our competitiveness. As of December 31, 2019, all of our 211 doctors had obtained Doctor Qualification Certificates, and all our nursing staff have obtained Nurse Practice Certificates.

We place great emphasis on recruiting, training and retaining our employees. We maintain a high standard in selecting quality medical professionals and provide competitive compensation packages to them. Peer referral represents an important recruitment channel for us as a significant proportion of our doctors are sourced through this channel, indicative of our strong branding and reputation in the medical community. Our full-time doctors, who work for us exclusively during the term of their employment, are typically employed under three to five year employment contracts. We also have doctors who are contractors and not our employees. As part of ongoing development, we provide periodic training to our employees to enhance their skills and knowledge. Our administrative department regularly reviews the profiles of our doctors and prompts them to apply for their next professional rank when they become eligible. Our medical professionals are assigned to various departments in our treatment centers based on the scope of their licenses. Medical professionals are not allowed to practice in departments other than their designated department. The medical service department of each treatment center reviews the prescriptions issued by doctors and inspects each department to ensure no medical professionals practice beyond the scope of their licenses. As of the date of this annual report, there have been no material complaints or penalties in relation to our medical professionals practicing beyond the scope of their respective licenses.

As of December 31, 2019, our team of 211 doctors comprised of four chief physicians, 38 associate-chief physicians, 66 attending physicians, 101 resident physicians in China, one medical practitioner from South Korea and one medical practitioner in Hong Kong. The majority of our doctors worked exclusively at our treatment centers while 55 of our doctors split their practice with other hospitals as of December 31, 2019. Our doctors typically receive compensation in the form of a salary plus bonus based on the number of procedures performed. Our doctors were supported by 363 other medical staff, including nurses and pharmacists, as of December 31, 2019.

6.E.                          Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 21, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 70,838,671 ordinary shares outstanding as of April 21, 2020. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Executive officers and directors**:
Zhou Pengwu(1)	25,284,134	35.7%
Ding Wenting(4)	15,490,692	21.9%
Hu Qing(8)	*	*
Zhou Yitao(8)	*	*
Wei Zhinan Nelson(3)	—	—
Yan Hongfei(3)	—	—
Peng Cathy	—	—
Xue Hongwei	—	—
Lu Feng	—	—
Tsang Eric Chi Wai	—	—
Fan Peng(8)	*	*
Wu Guanhua(8)	*	*
All executive officers and directors as a group	40,774,826	57.6%
Principal shareholders:
Seefar Global Holdings Limited(2)	16,122,965	22.8%
Peak Asia Investment Holdings V Limited(3)	15,576,960	22.0%
Jubilee Set Investments Limited(4)	15,490,692	21.9%
IDG Funds(5)	6,000,000	8.5%
Shengli Family Limited(6)	5,940,452	8.4%
Pengai Hospital Management Corporation(7)	3,220,717	4.5%

* Less than 1% of our total outstanding ordinary shares on an as-converted basis.

** The business address of all directors and officers is 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China.

(1) Represents (i) 16,122,965 ordinary shares held by Seefar Global Holdings Limited as further disclosed in note (2) below; (ii) 5,940,452 ordinary shares held by Shengli Family Limited as further disclosed in note (6) below; and (iii) 3,220,717 ordinary shares held by Pengai Hospital Management Corporation, a company incorporated in the BVI, which is owned by Dr. Zhou Pengwu and Ms. Ding Wenting as to 51.0% and 49.0%, respectively, as further disclosed in note (7) below. Dr. Zhou Pengwu and Ms. Ding Wenting are spouse and each of Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to have the beneficial ownership of the shares held by each other. As reported in the Schedule 13G jointly filed by Dr. Zhou Pengwu, Seefar Global Holdings Limited, Pengai Hospital Management Corporation and Shengli Family Limited in 2020, and the Schedule 13G jointly filed by Ms. Ding Wenting and Jubilee Set Investments Limited in 2020, each of Dr. Zhou Pengwu and Ms. Ding Wenting disclaims beneficial ownership of any of our ordinary shares beneficially owned by the other.

(2) Represents 16,122,965 ordinary shares held by Seefar Global Holdings Limited. Seefar Global Holdings Limited is a company incorporated in the BVI, which is indirectly wholly-owned by TMF (Cayman) Ltd. acting as the trustee of the Wan Shengda Trust. The Wan Shengda Trust is a discretionary trust established by Dr. Zhou Pengwu as a settlor and its beneficiaries are Dr. Zhou and his family members. Dr. Zhou Pengwu, as well as Ms. Ding Wenting, spouse of Dr. Zhou and our vice-chairwoman and chief marketing officer, are deemed to have the beneficial ownership of the shares held by Seefar Global Holdings Limited. Dr. Zhou Pengwu is entitled to exercise the voting power attached to our ordinary shares held by Seefar Global Holdings Limited. The registered address of Seefar Global Holdings Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.

(3) Represents 15,576,960 ordinary shares held by Peak Asia Investment Holdings V Limited. Peak Asia Investment Holdings V Limited is a company limited by shares and registered in the BVI. Peak Asia Investment Holdings V Limited is wholly owned by Beacon Technology Investment Holdings Limited, a company registered in Hong Kong, which in turn is wholly owned by ADV Opportunities Fund I, L.P., a Cayman exempted limited partnership. The general partner of ADV Opportunities Fund I, L.P. is ADV Opportunities Fund I, GP, L.P., a Cayman exempted limited partnership whose general partner is ADV Opportunities Fund I GP Ltd, a Cayman exempted company, which is wholly owned by ADV Partners Holdings Ltd, a Cayman exempted company. ADV Partners Holdings Ltd is in turn wholly owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Zhu Jianyi (Kenichi Shu). The registered address of Peak Asia Investment Holdings V Limited is Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI. Each of Mr. Wei Zhinan Nelson and Mr. Yan Hongfei was appointed as our director by ADV pursuant to our memorandum and articles of association then in effect before the completion of our initial public offering. For the purpose of this section, none of Mr. Wei Zhinan Nelson and Mr. Yan Hongfei is regarded as a beneficial owner of the shares held by ADV.

(4) Represents 15,490,692 ordinary shares held by Jubilee Set Investments Limited. Jubilee Set Investments Limited is a company incorporated in the BVI, which is indirectly wholly-owned by TMF (Cayman) Ltd. acting as the trustee of the Wendy Trust. The Wendy Trust is a discretionary trust established by Ms. Ding Wenting as a settlor and its beneficiaries are Ms. Ding Wenting and her family members. Ms. Ding Wenting, as well as Dr. Zhou Pengwu, spouse of Ms. Ding and our chairman and chief executive officer, are deemed to have the beneficial ownership of the shares held by Jubilee Set Investments Limited. The registered address of Jubilee Set Investments Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.

(5) Represents (i) 3,000,000 ordinary shares held by IDG Technology Venture Investment IV, L.P., or IDG Technology, a Delaware limited partnership; (ii) 2,801,400 ordinary shares held by IDG-ACCEL China Growth Fund III L.P., an exempted limited partnership registered in the Cayman Islands; and (iii) 198,600 ordinary shares held by IDG-ACCEL China III Investors L.P., an exempted limited partnership registered in the Cayman Islands. IDG Technology is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is, in turn, controlled by its two managing members, namely Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-ACCEL China Growth Fund III L.P. is controlled by its sole general partner IDG-Accel China Growth Fund III Associates L.P., which in turn is controlled by its sole general partner, IDG-Accel China Growth Fund III GP Associates Ltd., or IDG Fund III GP. IDG-ACCEL China III Investors L.P. is controlled by its sole general partner IDG Fund III GP. IDG Fund III GP is managed and controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two board members. IDG Technology, IDG-ACCEL China Growth Fund III L.P. and IDG-ACCEL China III Investors L.P. are collectively referred to as IDG Funds. Mr. Quan Zhou and Mr. Chi Sing Ho may be deemed to have controlling power over the IDG Funds. The registered address of IDG Technology is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The registered address of each of IDG-ACCEL China Growth Fund III L.P. and IDG-ACCEL China III Investors L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(6) Represents 5,940,452 ordinary shares held by Shengli Family Limited, a company incorporated in the BVI, which is wholly owned by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under our Share Incentive Plan. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. In addition, the voting rights attached to those ordinary shares held by Shengli Family Limited cannot be exercised without written consent of Dr. Zhou Pengwu. For details, see “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan.” The registered address of Shengli Family Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, BVI.

(7) Represents 3,220,717 ordinary shares held by Pengai Hospital Management Corporation, a company incorporated in the BVI. Pengai Hospital Management Corporation is owned by Dr. Zhou Pengwu and Ms. Ding Wenting, spouse of Dr. Zhou Pengwu, as to 51.0% and 49.0%, respectively. Dr. Zhou Pengwu is the sole director of Pengai Hospital Management Corporation, and has the sole power to exercise the voting and dispositive power over all of the Ordinary Shares held by Pengai Hospital Management Corporation. The registered address of Pengai Hospital Management Corporation is Intershore Chambers, P.O. Box 4342, Road Town, Tortola, BVI.

(8) Represents shares that the person has the right to acquire within 60 days through exercise of share options.

See “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan” and “—Performance Incentive Plan” for a description of share options and restricted share units we have granted and may grant to our directors, officers and other individuals as a group.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.                          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.                          Related Party Transactions

Agreements and transactions with investors

Convertible note

As at December 31, 2019 and the date of this annual report, there was no convertible note outstanding. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Convertible note.”

Exchangeable notes

As at December 31, 2019 and the date of this annual report, there was no convertible note outstanding. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Exchangeable notes.”

Shareholder and note holder agreement

On November 15, 2018, we entered into an amended and restated shareholder and note holder agreement, with certain of our investors. Except for the registration rights, all the rights under the shareholder and note holder agreement terminated upon the completion of our initial public offering.

Pursuant to the shareholder and note holder agreement, we have granted certain registration rights to our investors. Such registration rights would terminate upon the earlier of (i) five years following the consummation of our initial public offering or (ii) such time at which all registrable securities held by a shareholder proposed to be sold may be sold under Rule 144 of the Securities Act in any 90-day period without registration in compliance with Rule 144 of the Securities Act. Set forth below is a description of the registration rights granted under the agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand registration rights

At any time after the earlier of (i) December 8, 2020 or (ii) the date 12 months following the an initial public offering, upon a written request from the holders of at least 50% of the voting power of the registrable securities, we must file a registration statement covering the offer and sale of the registrable securities held by the requesting holders (a) representing at least twenty percent (20%) of the then outstanding registrable securities held by such holders, or (b) having an anticipated aggregate offering price, net of underwriting discounts and commissions, in excess of US$5,000,000, on any internationally recognized exchange that is reasonably acceptable to such requesting holders.

Registrable securities include, among others, our ordinary shares from the automatic conversion and re-designation of the preferred shares.

We are not obligated to effect a registration, among other things, if we have, within the 12-month period preceding the date of the request, already effected two registrations under the Securities. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once in any 12-month period.

F-3 or S-3 registration rights

When we are eligible for registration on Form F-3 or S-3, upon a written request from any holder all registrable securities, we must effect a registration on Form F-3 or S-3 and any related qualification or compliance covering the offer and sale of the registrable securities.

We are not obligated to effect a Form F-3 or S-3 registration, among other things, if we have, within the 12-month period preceding the date of the request, already effected two registrations under the Securities Act or if the holders of registrable securities proposed to sell at an aggregate price to the public less than US$500,000. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once in any 12-month period.

Piggyback registration rights

If we propose to file a registration statement under the Securities Act for purposes of effecting a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to any employee benefit plan or a corporate reorganization), we must afford holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities then held. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration whether or not any holder has elected to include securities in such registration. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of registration

We will pay all expenses relating to any demand, Form F-3 or S-3, or piggyback registration except for the underwriting discounts and selling commissions applicable to the sale of registrable securities and certain other limited exceptions.

Contractual Arrangements with respect to Target Equity Interests

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with respect to Target Equity Interests.”

Corporate guarantee

In 2018, our bank borrowings in total amount of RMB24.0 million (US$3.5 million) were guaranteed by our subsidiary and our related parties and secured by some of their properties and/or our properties.

As at December 31, 2019, the outstanding bank borrowing and other borrowings guaranteed by our related parties  and secured by some of their properties and/or our properties was RMB61.1 million (US$8.8 million). We plan to pay off the outstanding bank borrowings guaranteed by our related parties in August 2020 and December 2021, and the outstanding other borrowings in March 2021, respectively.

Lease agreement

In November 2017, Pengcheng Hospital entered into a lease agreement with Shenzhen Pengwu Industrial Development Co., Ltd., or Shenzhen Pengwu, which is wholly owned by our directors, Dr. Zhou Pengwu and Ms. Ding Wenting. Pursuant to the lease agreement, Pengcheng Hospital will pay Shenzhen Pengwu a monthly rent of RMB161,626. The lease agreement expires in October 2022.

Loans to directors and executive officers

In 2017 and 2018, we provided loans to certain of our directors and executive officers. The loans are interest-free and payable on demand. As of December 31, 2017 and 2018, the balance due from our directors and executive officers were RMB19.4 million and RMB24.8 million, respectively.

As of December 31, 2019 and the date of this annual report, there was no outstanding loan provided by us to our directors and executive officers and the balance due from our directors and executive officers were nil and nil, respectively.

Employment agreements and indemnification agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation of Directors and Executive Officers—Employment agreements and indemnification agreements.”

Equity incentive plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan” and “—Performance Incentive Plan” for a description of share options and restricted share units we have granted and may grant to our directors, officers and other individuals as a group.

7.C.                          Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal proceedings

As an aesthetic medical service and general healthcare service provider in China, we are subject to legal or arbitration proceedings, disputes or claims in the ordinary course of business. Except for those disclosed in “Item 3. Key Information—3.D. Risk Factors—We are subject to customer complaints, claims and legal proceedings in the regular course of our operations from time to time, which could result in significant costs and materially and adversely affect our brand image, reputation and results of operations,” each of these proceedings had been settled as of the date of this annual report or is, in our view, immaterial in terms of their impact on our financial and operational conditions.

Save as disclosed above and based on the information available to us, we were not, as of the date of this annual report, engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration of claim of material importance is known to us to be pending or threatened by or against us that may have a material adverse effect on our business, financial condition and operating results.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. Dividend distributions from our PRC subsidiary to us are subject to PRC taxes, including withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. For more details, see “Item 4. Information of the Company—4.B. Business Overview—Regulation” and “Item 3. Key Information—3.D. Risk Factors—Risks relating to doing business in the PRC.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to the provisions in our articles of association, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

8.B.                          Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.                                                THE OFFER AND LISTING

9.A.                          Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, par value US$0.001 per share, have been listed on the Nasdaq Global Market under the symbol “AIH” since October 25, 2019.

9.B.                          Plan of Distribution

Not applicable.

9.C.                          Markets

See “—9.A. Offering and Listing Details.”

9.D.                          Selling Shareholders

Not applicable.

9.E.                          Dilution

Not applicable.

9.F.                           Expenses of the Issue

Not applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

10.A.                   Share Capital

Not applicable.

10.B.                   Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our fourth amended and restated memorandum and articles of association, as amended from time to time and the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our fourth amended and restated memorandum and articles of association, which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-234022) initially filed with the Securities and Exchange Commission on September 30, 2019 and declared effective on October 24, 2019. Our shareholders adopted our fourth amended and restated memorandum and articles of association by way of a special resolution passed on October 15, 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares, i.e., on October 29, 2019.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

According to clause 3 of our fourth amended and restated memorandum of association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under the Companies Law, we are not permitted to issue bearer shares. Our fourth amended and restated memorandum and articles prohibit us from issuing negotiable shares. Our company will issue only non-negotiable shares in registered form, which will be issued when registered in our register of members.

Dividends

Our board of directors may, from time to time, declare dividends on the shares subject to our fourth amended and restated memorandum and articles of association and the Companies Law. The holders of our ordinary shares are entitled to receive such dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose. Under Cayman Islands law, payment of the dividends may be made out of the following:

•                  profits, realized or unrealized, or any reserve set aside from profits;

•                  “share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital; or

•                  any other fund or account which can be authorized for this purposes in accordance with the Companies Law.

However, no dividend shall bear interest against our company.

Voting rights

Holders of our ordinary shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting or by one or more shareholder(s) at such general meeting.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

No person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in our company have been paid.

Transfer of ordinary shares

Subject to the restrictions contained in our fourth amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Winding up; liquidation

Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders. In addition, on the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the amount paid up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively, held by them. Our fourth amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase, redemption and surrender of ordinary shares

The Companies Law and our fourth amended and restated articles of association permit us to purchase our own shares. In accordance with our fourth amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General meetings of shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman or any director where required to do so pursuant to a requisition by one or more shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than 40% of all votes attaching to the issued and outstanding shares that carry the right to vote at general meetings. Advance notice of not less than seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Inspection of books and records

The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members.

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

No preemptive rights

Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company under our fourth amended and restated articles of association and the Companies Law.

Anti-takeover provisions

Some provisions of our fourth amended and restated articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in capital

We may from time to time by ordinary resolution:

•                  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Reserved matters

Pursuant to our fourth amended and restated memorandum and articles of association, ADV and IDG (and under certain circumstances, a transferee of ADV’s shares) will each have the right to appoint one of our directors. For more details, please see “Management—Appointment of directors by our principal shareholders.”

To the fullest extent permitted by law but in addition to such other requirements as may be provided in our fourth amended and restated articles of association and the applicable laws, for so long as Dr. Zhou Pengwu, together with his affiliates, continues to beneficially own our ordinary shares that represent at least 15% of the then issued and outstanding ordinary shares, in no event shall the actions listed below be taken, or otherwise permitted, by or on behalf of us or any of our subsidiaries, without the written consent of Dr. Zhou Pengwu, provided that no such written consent shall be required under certain circumstances set forth in our fourth amended and restated articles of association:

•                  any mergers, acquisitions, joint ventures, partnerships and alliances of or by us or any of our subsidiaries, whether in one or a series of related transactions, where the consideration, whether in cash, securities or other form, paid for or payable by us and our subsidiaries pursuant to or in the course of such transactions is greater than or equal to RMB100,000,000 in the aggregate (taking into account amounts paid or payable in respect of all related transactions entered into connection therewith); and

•                  the appointment or removal of our chief officers, including the chief executive officer, the chief financial officer, the chief marketing officer, the chief operating officer, the chief medical technique officer, and the chief strategy officer.

To the fullest extent permitted by law but in addition to such other requirements as may be provided in our fourth amended and restated articles of association and the applicable laws, notwithstanding anything therein to the contrary, in no event shall the following actions be taken, or otherwise permitted, by or on behalf of us or any of our subsidiaries, unless and until approved by an ordinary resolution, or, if required by the Companies Law, a special resolution:

•                  any voluntary delisting of our securities;

•                  a Change of Control Event (as defined in our fourth amended and restated articles of association); and

•                  any transfer or other disposal of any assets, businesses or securities of any of us and our subsidiaries, which are (i) outside the ordinary course of business of our relevant subsidiary; or (ii) which involve the transfer or disposal of 50% or greater of our and our subsidiaries’ consolidated assets or accounted for 50% or greater of our and our subsidiaries’ consolidated revenue, each as presented in our latest audited consolidated financial statements.

10.C.                   Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report during the two years immediately preceding the date of this annual report.

10.D.                   Exchange Controls

Substantially all of our operations are in PRC and our business is subject to supervision and regulation by the PRC government. For PRC regulations that may affect the import or export of capital and the remittance of dividends, interest or other payments to non-PRC resident holders of our ordinary shares and ADSs, see “Item 4. Information on the Company—4.B. Business Overview—Regulation— Regulations related to foreign exchange in the PRC” and “—Regulations related to taxation in the PRC.”

10.E.                   Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law, and to the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our counsel as to PRC law.

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the government of the Cayman Islands that are likely to be material to holders of ordinary shares except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or the ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

(1)     that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(2)     that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares debenture or other obligations.

The undertaking for us is for a period of twenty years from July 29, 2014.

People’s Republic of China taxation

We are a holding company incorporated in the Cayman Islands. Under the EIT Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, all offshore enterprises controlled by a PRC enterprise or a PRC enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met:

(i)                                               the primary location of the day-to-day operational management is in the PRC;

(ii)                                            decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

(iii)                                         the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and

(iv)                                        at least 50% of voting board members or senior executives habitually reside in China.

We believe that none of Aesthetic Medical International Holdings Group Limited and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Aesthetic Medical International Holdings Group Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Aesthetic Medical International Holdings Group Limited meets all of the conditions above. Aesthetic Medical International Holdings Group Limited is a company incorporated outside China. As a holding company, some of its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. For the same reasons, we believe our other subsidiaries outside of China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Aesthetic Medical International Holdings Group Limited is a PRC resident enterprise for EIT purposes, we may be required to withhold tax at a rate of 10% on dividends we pay to our shareholders, including holders of the ADSs, that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADS or ordinary shares, if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax (including withholding tax) on dividends received by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it will generally apply at a rate of 20%. The PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Aesthetic Medical International Holdings Group Limited would be able to claim the benefits of any tax treaty between their country of tax residence and China in the event that Aesthetic Medical International Holdings Group Limited is treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks related to doing business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary Peng Oi Investment (Hong Kong) Holdings Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

If our Cayman Islands holding company, Aesthetic Medical International Holdings Group Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs.

United States federal income taxation

The following is a general discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by U.S. Holders (as defined below) that acquire the ADSs or ordinary shares and hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended or the “Code”. This discussion does not address any aspect of U.S. federal gift or estate tax, alternative minimum tax, the Medicare tax on net investment income, or the state, local or non-U.S. tax consequences of an investment in the ADSs and ordinary shares. This discussion is based on the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings, court decisions and, if applicable in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, the income tax treaty between the United States and PRC (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. No ruling has been obtained and no ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of statements provided below.

This discussion is not a complete description of all tax considerations that may be relevant to particular investors in light of their individual circumstances or investors subject to special tax rules, such as:

•         broker or dealers in securities or currencies;

•         traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•         banks or certain financial institutions;

•         insurance companies;

•         tax-exempt organizations;

•         individual retirement accounts and other tax deferred accounts;

•         partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•         regulated investments companies or real estate investment trusts;

•         persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•         persons whose functional currency for tax purposes is not the U.S. dollar;

•         U.S. expatriates;

•         persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•         persons who acquired the ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•         persons liable for alternative minimum tax; or

•         persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting stock or (ii) the total value of all classes of our stock (including ADSs and ordinary shares).

Prospective investors are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the ownership and disposition of the ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdictions.

For purposes of the U.S. federal income tax discussion below, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares who or that is:

•                  An individual citizen or resident of the United States for U.S. federal income tax purposes;

•                  a corporation, or other entity classified as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through an entity or arrangement classified as a partnership for U.S. federal income tax purposes is attributed to its owners. Accordingly, if an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the ADSs or ordinary shares, the tax treatment of a partner in such a partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of an investment in ADSs or ordinary shares.

If a U.S. Holder holds ADSs, for U.S. federal income tax purposes, the U.S. Holder generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Dividends on ADSs and ordinary shares

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. If we make cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, you should expect that distributions on the ADSs and ordinary shares, if any, will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains tax rate rather than the marginal tax rates generally applicable to ordinary income. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We expect that the ADSs, which we have received the approval to list on the Nasdaq Global Market, will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect our ordinary shares to be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced capital gains tax rate. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders of the ADSs that do not meet a minimum holding period requirement and certain other requirements will not be eligible for the reduced capital gain tax rate with respect to our dividends regardless of our status as a qualified foreign corporation. In the event that we are deemed to be a PRC resident enterprise under PRC tax law (see “Taxation—People’s Republic of China taxation), we may be eligible for the benefits of the Treaty. Dividends we pay on the ADSs or ordinary shares to non-corporate U.S. Holders during the course of a taxable year during which we are eligible for such benefits would be eligible for the reduced capital gains tax rate, in the case of ordinary shares regardless of whether they are represented by the ADSs. You should consult your own tax advisor regarding the availability of the reduced capital gain tax rate for dividends paid with respect to the ADSs and ordinary shares.

For U.S. foreign tax credit purposes, dividends we pay on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “—Taxation—People’s Republic of China taxation”). For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Depending on your individual facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes (to the extent that such withholding taxes are not refundable under the Treaty) that may be imposed on dividends received on the ADSs or ordinary shares. In lieu of claiming a credit, you may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and other dispositions of ADSs or ordinary shares

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. If you are a U.S. Holder, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will generally be long-term capital gain or loss if your holding period in the ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations.

Gains from dispositions of the ADSs or ordinary shares may be subject to PRC tax if such gains are deemed as income derived from sources within China for PRC tax purposes (see “Taxation— People’s Republic of China taxation). In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Any gain generally would constitute U.S. source income for foreign tax credit limitation purposes, which would generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat its gain as foreign source gain for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You should consult your own tax advisors regarding your eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in your particular circumstances.

Passive foreign investment company

If we were classified as a passive foreign investment company or “PFIC” in any taxable year in which you hold the ADSs or ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities (unless certain elections described below are timely made) and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). For purposes of making the PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the gross income of any other corporation of which we are, directly or indirectly, a 25% or greater shareholder (by value). For purposes of the asset test, any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income.

Based on the value of our outstanding ADSs and ordinary shares, our use of the proceeds from our initial public offering and of the other cash that we held and generated in the ordinary course of our business throughout taxable year ending 2019, and the composition of our assets and income, we do not believe we were a PFIC for the taxable year ending December 31, 2019. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years. Because PFIC status is a factual determination for each taxable year which cannot be made until after the close of the taxable year, our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to have disposed of, your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (i) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge at the rate for underpayment of taxes for any period described under (iii) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the reduced capital gain tax rate discussed in the “—Dividends on ADSs and Ordinary Shares” section above in the taxable year in which such distribution is made or in the preceding taxable year.

Under certain attribution rules, if we were a PFIC, you would be deemed to own your proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. Under the PFIC rules, if we were considered a PFIC at any time that you hold ADSs or ordinary shares, we would continue to be treated as a PFIC with respect to your ADSs or ordinary shares unless we have ceased to be a PFIC and you have made a “deemed sale” election under the PFIC rules.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided they are “marketable.” The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs as of the close of any taxable year and your adjusted tax basis in such ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income rates. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. If you make a mark-to-market election with respect to the ADSs, but for a later taxable year either the ADSs no longer constitute “marketable stock” or we cease being a PFIC, you will not be subject to the mark-to market rules described above for such taxable year. The mark-to-market election will not be available for any lower tier PFIC that you may be deemed to own pursuant to the attribution rules discussed above. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

The PFIC rules provide for a separate election, referred to as a qualified electing fund election, which, if available, results in a tax treatment different (and generally less adverse than) the general PFIC tax treatment described above. That election, however, will not be available to you as we do not intend to provide the information you would need to make or maintain that election.

If you own the ADSs or ordinary shares during any taxable year that we are a PFIC, you will generally be required to file an annual report containing such information as the United States Treasury Department may require. You are advised to consult with your own tax advisor concerning the U.S. federal income tax consequences of holding and disposing of the ADSs or ordinary shares if we are or become classified as a PFIC.

U.S. information reporting and backup withholding rules

Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if (i) a U.S. Holder is an exempt recipient, or if (ii) the U.S. Holder provides a taxpayer identification number, certifying that the U.S. Holder is not subject to backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

Certain U.S. Holders who hold “specific foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. You are advised to consult with its own tax advisor regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

PROSPECTIVE INVESTORS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM OWNING OR DISPOSING OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

10.F.                    Dividends and Paying Agents

Not Applicable.

10.G.                  Statement by Experts

Not Applicable.

10.H.                  Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-234022), as amended, including the prospectus contained therein, to register our ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-234191) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on our website https://ir.aihgroup.net. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

10.I.                       Subsidiary Information

Not applicable.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to various types of financial risks as described below.

Foreign exchange risk

Substantially all of our transactions are denominated in renminbi. As a result, we do not believe we are exposed to significant foreign exchange rate risks. However, as the proceeds of our initial public offering are denominated in U.S. dollars, any appreciation of the renminbi against the U.S. dollar will reduce the amount of proceeds we receive in terms of renminbi. On the other hand, a depreciation of the renminbi would adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any dividends we declare. We do not engage in hedging activities to manage such exchange rate risk.

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, our post-tax results would increase or decrease by RMB27.9 million, RMB32.8 million and RMB3.1 million (US$0.4 million) in 2017, 2018 and 2019, respectively.

Credit risk

We have no significant concentrations of credit risk. The carrying amounts of pledged bank deposits, cash at banks, trade receivables, deposits and other receivables and amounts due from related companies included in the consolidated statements of financial position represent our maximum exposure to credit risk in relation to our financial assets. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. The majority of our pledged deposits and cash at banks are deposited in major reputable financial institutions located in the PRC. Most of our revenue is settled by cash or credit cards. Our trade receivables are mainly due from financial institutions with sound financial standing. There has been no history of default in relation to these external parties. We do not expect any losses arising from non-performance by these counterparties.

Interest rate risk

Our interest rate risk relates primarily to our bank deposits and bank borrowings. Bank borrowings issued at variable rates expose us to cash flow interest rate risk. Bank borrowings issued at fixed rates expose us to fair value interest rate risk. We have not entered into interest rate swaps to hedge against our exposure to changes in fair values of our borrowings. We will, however, continue to monitor interest rate risk exposure and will consider hedging significant interest rate risk exposure should the need arise.

In 2017, 2018 and 2019, interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, our post-tax results for the year would have been RMB106,000, RMB73,000 and RMB74,000 (US$10,629) lower/higher, respectively, mainly as a result of higher/lower interest expenses on floating rate borrowings.

Liquidity risk

Our policy is to regularly monitor current and expected liquidity requirements to ensure that we maintain sufficient cash and cash equivalents and adequate amounts of committed credit facilities to meet our liquidity requirements in the short and long term. Our primary cash requirements have been the payment for operating expenses and we have historically met our working capital requirements primarily from cash generated from operations.

Price risk

We are exposed to price risk in respect of our convertible redeemable preferred shares, exchangeable note and convertible note carried at fair value with changes in fair value recognized in profit or loss. The fair value of the convertible redeemable preferred shares and exchangeable note is affected by changes in our market value. As the convertible redeemable preferred shares and exchangeable note were converted into ordinary shares immediately prior to the completion of our initial public offering, we currently are not exposed to this risk.

Seasonality

Our operating results are exposed to seasonal fluctuations of demand for our services. During 2017, 2018 and 2019, we have experienced relatively higher customer visits in the second half of each financial year, which was mainly because (i) customers tended to come to our treatment centers and receive our services in summer, which led to an increased number of procedures performed in the second half of the year; and (ii) we also experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2017, 2018 and 2019.

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.                   Debt Securities

Not applicable.

12.B.                   Warrants and Rights

Not applicable.

12.C.                   Other Securities

Not applicable.

12.D.                   American Depositary Shares

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•                  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•                  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II.

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D.                         Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.                   Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-234022), as amended, including the annual report contained therein, which registered 7,500,000 ordinary shares represented by 2,500,000 ADSs and was declared effective by the SEC on October 24, 2019, for our initial public offering, which closed on October 29, 2019. Cantor Fitzgerald & Co., Haitong International Securities Company Limited and Prime Number Capital, LLC were the representatives of the underwriters.

For the period from October 24, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$6.5 million, which included US$2.1 million in underwriting discounts and commissions for the initial public offering and approximately US$4.4 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 24, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2019, we used approximately US$20.3 million of the proceeds received from the initial public offering for purposes including redemption of certain convertible note, working capital, strategic acquisitions, establishment of new treatment centers and facility upgrades. We still intend to use the remainder of the proceeds from our initial public offering for similar purposes aforementioned.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In preparing our consolidated financial statements for the year ended December 31, 2016, a material weakness was identified in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. To remedy the identified material weakness, we have implemented, and plan to continue to implement the following measures:

•                                          formulating internal accounting and internal control guidance on evaluation of complex non-routine transactions; and

•                                          establishing ongoing program to provide sufficient and appropriate IFRS trainings to our accounting staff.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—In preparing our consolidated financial statements for the year ended December 31, 2016, a material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.” As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2016, which had not yet been remediated as of December 31, 2019. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified was related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions.

To remediate our identified material weakness in connection with preparation of our consolidated financial statements, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired senior financial officers, each of whom has a solid understanding of and extensive work experience involving complex non-routine transactions. In 2019, we provided our accounting and finance staff with financial reporting and IFRS trainings. We will continue to provide our accounting and finance staff with trainings regularly, and we will continue to review and improve key controls over financial reporting. Our management concluded that the material weakness had not been remediated as of December 31, 2019. We are fully committed to continue to implement measures to remediate our material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—3.D. Risk factors—Risks relating to our business and our industry—In preparing our consolidated financial statements for the year ended December 31, 2016, a material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.A.                             AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Xue Hongwei, an independent director and chair of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules.

ITEM 16.B.                             CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all directors, officers and employees of the Company, whether they work for the Company on a full-time, part-time, consultative or temporary basis. Certain provisions thereof apply specifically to our chief executive officer, chief financial officer, other chief senior officers, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://ir.aihgroup.net.

ITEM 16.C.                             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Audit fees(1)	—	5,236	10,852
Tax fees(2)	—	—	21
	—	5,236	10,873

(1) “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, including audit fees relating to our initial public offering in 2019.

(2) “Tax fees” means the aggregate fees billed for the professional tax services rendered by our principal auditors.

The policy of our audit committee is to pre-approve all auditing services and all non-audit services permitted to be performed by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit.

ITEM 16.D.                             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.                             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F.                              CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.                            CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to take advantage of certain corporate governance requirements under the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law had no corporate governance regime which prescribes specific corporate governance standards as of the date of this annual report. For example, we have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Market that listed companies must have a majority of independent directors. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16.H.                            MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of Aesthetic Medical International Holdings Group Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number
1.1

Fourth amended and restated memorandum and articles of association of the registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

2.1

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237835) filed with the SEC on April 24, 2020)

2.2	Form of registrant’s specimen American depositary receipt (included in Exhibit 2.1)
2.3

Registrant’s specimen certificate for its ordinary shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

2.4

Further amended and restated shareholder and note holder agreement between the registrant and other parties named therein dated December 31, 2018 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

2.5

Form of letter agreement in relation to the exchangeable notes between the holder and issuers of the exchangeable notes dated September 30, 2019 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

2.6

Form of the exchangeable notes between the holder and issuers of the exchangeable notes (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

2.7

Convertible note dated December 8, 2016 between the registrant and Peak Asia Investment Holdings V Limited (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.1

Form of indemnification agreement between the registrant and directors and officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.2

Form of employment agreement between the registrant and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.3

Share incentive plan of Aesthetic Medical International Holdings Group Limited (incorporated herein by reference to Exhibit 10.55 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.4

2019 performance incentive plan of Aesthetic Medical International Holdings Group Limited (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-237835) filed with the SEC on April 24, 2020)

4.5

English translation of loan agreement dated November 5, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.6

English translation of economic interest transfer agreement dated November 5, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.7

English translation of exclusive option agreement dated November 5, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.8

English translation of equity interest pledge agreement dated November 5, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.9

English translation of power of attorney dated November 5, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.10

English translation of spousal consent letter dated November 5, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.11

English translation of amended and restated loan agreement dated April 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.12

English translation of amended and restated economic interest transfer agreement dated April 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.13

English translation of amended and restated exclusive option agreement dated April 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.14

English translation of amended and restated equity interest pledge agreement dated April 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.15

English translation of amended and restated power of attorney dated April 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.16

English translation of amended and restated spousal consent letter dated April 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.17

English translation of amended and restated loan agreement dated January 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.18

English translation of amended and restated economic interest transfer agreement dated January 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.19

English translation of amended and restated exclusive option agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.20

English translation of amended and restated equity interest pledge agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.21

English translation of amended and restated power of attorney dated January 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.22

English translation of amended and restated spousal consent letter dated January 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.23

English translation of amended and restated loan agreement dated March 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.24

English translation of amended and restated economic interest transfer agreement dated March 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.25

English translation of amended and restated exclusive option agreement dated March 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.26

English translation of amended and restated equity interest pledge agreement dated March 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.27

English translation of amended and restated power of attorney dated March 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.28

English translation of amended and restated spousal consent letter dated March 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.29

English translation of loan agreement dated September 29, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.30

English translation of economic interest transfer agreement dated September 29, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.31

English translation of exclusive option agreement dated September 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.32

English translation of equity interest pledge agreement dated September 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.33

English translation of power of attorney dated September 29, 2018 by Dr. Zhou Pengwu and Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.34

English translation of spousal consent letter dated September 29, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.35

English translation of loan agreement dated August 10, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.36

English translation of economic interest transfer agreement dated August 10, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.37

English translation of exclusive option agreement dated August 10, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.38

English translation of equity interest pledge agreement dated August 10, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.39

English translation of power of attorney dated August 10, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.40

English translation of spousal consent letter dated August 10, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.41

English translation of loan agreement dated October 29, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.42

English translation of economic interest transfer agreement dated October 29, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.43

English translation of exclusive option agreement dated October 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.44

English translation of equity interest pledge agreement dated October 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.45

English translation of power of attorney dated October 29, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.46

English translation of spousal consent letter dated October 29, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.47

English translation of loan agreement dated January 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.48

English translation of economic interest transfer agreement dated January 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.49

English translation of exclusive option agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.50

English translation of equity interest pledge agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.51

English translation of power of attorney dated January 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.53 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.52

English translation of spousal consent letter dated January 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.54 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.53

English translation of supplemental real estate lease agreement dated May 9, 2017 by and between Shenzhen Pengai Aesthetic Medical Hospital and the lessor (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.54

English translation of real estate lease agreement dated February 28, 2017 by and between Shenzhen Pengcheng Hospital and the lessor (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.55

English translation of real estate lease agreement dated February 28, 2017 by and between Shenzhen Pengcheng Hospital and the lessor (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.56

English translation of real estate lease agreement dated March 28, 2015 by and between Shenzhen Pengai Aesthetic Medical Hospital and the lessor (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

8.1*	List of subsidiaries of the registrant

11.1

Code of business conduct and ethics of the registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aesthetic Medical International Holdings Group Limited

By:	/s/ Zhou Pengwu
Name:	Zhou Pengwu
Title:	Chairman and Chief Executive Officer

Date: April 30, 2020

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aesthetic Medical International Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aesthetic Medical International Holdings Group Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2.1 to the consolidated financial statements, due to the outbreak of a novel coronavirus (“COVID-19”), the Company temporarily shut down its aesthetic treatment centers in February and March 2020. By the end of March 2020, the Company had resumed business operation of all of its aesthetic treatment centers. The current circumstances are dynamic and the impacts of COVID-19 on the Company’s business operations are highly uncertain and cannot be reasonably estimated at this time, although the Company anticipates COVID-19 may have a material adverse impact on its business, results of operations, financial condition and cash flows in 2020.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 30, 2020

We have served as the Company’s auditor since 2013.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000

Revenue	5	697,396	761,306	869,050
Cost of sales and services rendered	6	(234,522)	(258,567)	(275,948)

Gross profit		462,874	502,739	593,102
Selling expenses	6	(300,362)	(333,526)	(413,068)
General and administrative expenses	6	(92,836)	(115,485)	(196,329)
Finance income	8	868	322	388
Finance costs	8	(6,581)	(9,244)	(24,293)
Other gains, net		9,334	12,118	18,669
Fair value (loss)/gain of convertible redeemable preferred shares	26	(85,461)	(226,248)	136,656
Fair value loss of convertible note	27	(1,283)	(9,152)	(5,193)
Fair value (loss)/gain of exchangeable note liabilities	28	(38,307)	(56,925)	45,274
Fair value (loss)/gain of derivative financial instrument		—	(301)	301
Goodwill impairment	14	—	—	(1,405)
Share of (losses)/profits of investments accounted for using the equity method	15	(1,415)	1,730	(1,738)

(Loss)/profit before income tax		(53,169)	(233,972)	152,364
Income tax expense	9	(19,260)	(18,508)	(14,036)

(Loss)/profit for the year		(72,429)	(252,480)	138,328

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(215)	1,088	672

Total other comprehensive (loss)/income for the year, net of tax		(215)	1,088	672

Total comprehensive (loss)/income for the year		(72,644)	(251,392)	139,000

(Loss)/profit attributable to:
Owners of the Company		(76,675)	(255,237)	136,309
Non-controlling interests		4,246	2,757	2,019

(Loss)/profit for the year		(72,429)	(252,480)	138,328

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the company (in RMB per share)
—Basic	10	(1.87)	(6.22)	2.96
—Diluted	10	(1.87)	(6.22)	(0.78)

Total comprehensive (loss)/income attributable to:
Owners of the Company		(76,890)	(254,149)	136,981
Non-controlling interests		4,246	2,757	2,019

Total comprehensive (loss)/income for the year		(72,644)	(251,392)	139,000

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	2018	2019
		RMB’000	RMB’000

ASSETS
Non-current assets
Property, plant and equipment	11	235,028	519,323
Investment properties	13	47,168	15,373
Intangible assets	14	67,712	175,417
Investments accounted for using the equity method	15	26,244	10,256
Prepayments and deposits	16	5,166	42,298
Deferred income tax assets	22	12,254	19,774
		393,572	782,441

Current assets
Inventories	17	21,143	26,120
Trade receivables	16	10,760	9,705
Other receivables, deposits and prepayments	16	89,480	71,278
Amounts due from related parties	36	55,354	3,101
Cash and cash equivalents	18	101,886	154,490
		278,623	264,694
Assets held-for-sale	19	4,344	—
		282,967	264,694

Total assets		676,539	1,047,135

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	20	265	469
Treasury shares	33	—	(41)
Accumulated losses		(373,920)	(242,232)
Other reserves	21	95,245	789,285

		(278,410)	547,481
Non-controlling interests		29,054	43,117

Total (deficit)/equity		(249,356)	590,598

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Note	2018	2019
		RMB’000	RMB’000

LIABILITIES
Non-current liabilities
Borrowings	23	19,876	12,917
Lease liabilities		—	165,615
Convertible redeemable preferred shares	26	476,112	—
Convertible note	27	70,598	—
Exchangeable note liabilities	28	185,745	—
Derivative financial instrument	20	301	—
Deferred income tax liabilities	22	1,971	12,703
		754,603	191,235

Current liabilities
Trade payables	24	14,356	17,017
Accruals, other payables and provisions	24	57,992	58,439
Amounts due to related parties	36	218	626
Contract liabilities	25	5,996	5,542
Borrowings	23	77,130	127,470
Lease liabilities		—	36,266
Current income tax liabilities		13,611	19,942
		169,303	265,302
Liabilities held-for-sale	19	1,989	—

		171,292	265,302

Total liabilities		925,895	456,537

Total equity and liabilities		676,539	1,047,135

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital	Treasury shares	Reserves (Note 21)	Accumulated losses	Sub-total	Non- controlling interests	Total equity/(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2017	259	—	62,363	(32,715)	29,907	19,094	49,001

Comprehensive income
Loss for the year	—	—	—	(76,675)	(76,675)	4,246	(72,429)
Currency translation differences	—	—	(215)	—	(215)	—	(215)

Total comprehensive loss for the year	—	—	(215)	(76,675)	(76,890)	4,246	(72,644)

Transactions with owners
Transfer to statutory reserve	—	—	5,475	(5,475)	—	—	—
Transactions with non-controlling shareholders (Note 32)	—	—	118	—	118	(988)	(870)
Capital contribution from non-controlling interests	—	—	—	—	—	1,720	1,720
Business combinations (Note 30)	—	—	—	—	—	5,049	5,049
Disposal of a subsidiary due to loss of control	—	—	(1,057)	1,057	—	(1,279)	(1,279)
Dividend to non-controlling shareholders	—	—	—	—	—	(3,217)	(3,217)

Total transactions with owners	—	—	4,536	(4,418)	118	1,285	1,403

Balance at 31 December 2017 and 1 January 2018	259	—	66,684	(113,808)	(46,865)	24,625	(22,240)

Comprehensive income
Loss for the year	—	—	—	(255,237)	(255,237)	2,757	(252,480)
Currency translation differences	—	—	1,088	—	1,088	—	1,088

Total comprehensive loss for the year	—	—	1,088	(255,237)	(254,149)	2,757	(251,392)
Transactions with owners
Transfer to statutory reserve	—	—	4,875	(4,875)	—	—	—
Transactions with non-controlling shareholders (Note 32)	—	—	(3,079)	—	(3,079)	2,308	(771)
Capital contribution from non-controlling interests	—	—	—	—	—	1,620	1,620
Disposal of a subsidiary due to loss of control	—	—	(17)	—	(17)	85	68
Dividend to non-controlling shareholders	—	—	—	—	—	(2,341)	(2,341)
Issuance of shares (Note 20)	6	—	25,694	—	25,700	—	25,700

Total transactions with owners	6	—	27,473	(4,875)	22,604	1,672	24,276

Balance at 31 December 2018 and 1 January 2019	265	—	95,245	(373,920)	(278,410)	29,054	(249,356)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Attributable to owners of the Company
	Share capital	Treasury shares	Reserves (Note 21)	Accumulated losses	Sub-total	Non- controlling interests	Total equity/(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 31 December 2018 and 1 January 2019	265	—	95,245	(373,920)	(278,410)	29,054	(249,356)

Comprehensive income
Profit for the year	—	—	—	136,309	136,309	2,019	138,328
Currency translation differences	—	—	672	—	672	—	672

Total comprehensive income for the year	—	—	672	136,309	136,981	2,019	139,000

Transactions with owners
Transfer to statutory reserve	—	—	4,621	(4,621)	—	—	—
Transactions with non-controlling shareholders (Note 32)	—	—	(5,248)	—	(5,248)	(2,576)	(7,824)
Capital contribution from non-controlling interests	—	—	—	—	—	2,793	2,793
Issuance of shares held as treasury shares (Note 33)	41	(41)	—	—	—	—	—
Share-based payment	—	—	47,788	—	47,788	—	47,788
Business combination (Note 30)	—	—	—	—	—	18,143	18,143
Disposal of subsidiaries (Note 31)	—	—	—	—	—	(2,541)	(2,541)
Dividend to non-controlling shareholders	—	—	—	—	—	(3,775)	(3,775)
Issuance of shares upon initial public offering (Note 20)	53	—	211,906	—	211,959	—	211,959
Transaction costs related to issuance of shares upon initial public offering	—	—	(45,516)	—	(45,516)	—	(45,516)
Conversion of Series A Preferred Shares and exchangeable note upon initial public offering (Note 26 and 28)	110	—	479,817	—	479,927	—	479,927

Total transactions with owners	204	(41)	693,368	(4,621)	688,910	12,044	700,954

Balance at 31 December 2019	469	(41)	789,285	(242,232)	547,481	43,117	590,598

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2017	2018	2019
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	29	97,791	29,864	100,695
Income tax paid		(20,812)	(24,970)	(13,934)

Net cash generated from operating activities		76,979	4,894	86,761

Cash flows from investing activities
Net cash used in business combinations	30	(29,600)	(2,978)	(28,880)
Proceeds from disposal of property, plant and equipment		—	23	—
Purchase of property, plant and equipment		(47,496)	(45,516)	(69,112)
Purchase of investment properties		—	(31,452)	—
Purchase of intangible assets	14	(162)	(733)	(6,886)
Deposit of long term investment		—	—	(31,231)
Repayment of long term investment		—	—	6,791
Decrease in pledged bank deposits		20,000	—	—
Investment in associates		(18,306)	—	—
Balances with related parties		—	—	13,154
Interest income received		868	322	388
Dividend received from an associate		—	3,225	—
Proceeds from disposal of subsidiaries	31	5,501	927	1,604

Net cash used in investing activities		(69,195)	(76,182)	(114,172)

Cash flows from financing activities
Proceeds from borrowings		46,000	108,620	139,765
Repayment of borrowings		(65,239)	(57,881)	(103,865)
Repayment of lease liabilities		—	—	(49,691)
Acquisition of further interests in subsidiaries from non-controlling shareholders	32	(1,290)	—	—
Disposal of interest in subsidiaries without loss of control	32	420	—	—
Interest paid		(6,581)	(8,977)	(11,786)
Capital contribution from non-controlling interests		1,720	1,620	2,793
Dividends paid to non-controlling interests		(3,217)	(2,341)	(3,775)
Issuance of shares, net		—	25,700	181,911
Repayment of convertible note		—	—	(75,791)

Net cash generated (used in)/from financing activities		(28,187)	66,741	79,561

Net (decrease)/increase in cash and cash equivalents		(20,403)	(4,547)	52,150
Cash and cash equivalents at beginning of the year		129,626	106,006	101,886
Effect of changes in foreign exchange rates		(3,217)	1,088	454

Cash and cash equivalents at end of the year	18	106,006	102,547	154,490

Analysis of the balances of cash and cash equivalents at 31 December
Bank and cash balances		106,006	102,547	154,490
Less: Assets held-for-sale		(661)	(661)	—

	18	105,345	101,886	154,490

The above consolidated statements of cash flow should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1                                         General information

Aesthetic Medical International Holdings Group Limited (the “Company”) was incorporated in the Cayman Islands on 27 May 2011 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

Pursuant to a shareholders’ resolution passed on 16 March 2015, English name of the Company changed from “Pengai Hospital Management Corporation” to “Pengai Aesthetic Medical Group”.  Pursuant to a special resolution passed on 12 April 2017, English name of the Company changed from “Pengai Aesthetic Medical Group” to “China Aesthetic Healthcare Group”. Pursuant to a special resolution passed on 13 July 2018, English name of the Company changed from “China Aesthetic Healthcare Group” to “Aesthetic Medical International Holdings Group Limited”.

The principal activities of the Company and its subsidiaries (together, the “Group”) are engaged in the provision of non-surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services in the People’s Republic of China (the “PRC”). The principal activities of the subsidiaries are set out in Note 37.

The Company successfully completed its initial public offering and listing of American Depositary Shares (“ADSs”) on the NASDAQ Global Market in October, 2019, and raised net proceeds of US$27,600,000 from the offering. Each ADS represents three ordinary share.

These consolidated financial statement are presented in Renminbi (“RMB”) and rounded to the nearest thousand yuan, unless otherwise stated.

2                                         Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1                            Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of convertible redeemable preferred shares (“Series A Preferred Shares”), convertible note, exchangeable note liabilities and derivative financial instrument, which were carried at fair value.

Since early 2020, there was an outbreak of a novel of coronavirus, later named COVID-19, in China, which has spread rapidly to many parts of the world. In response to the outbreak and to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantine measures, travel restrictions and other actions. The Group temporarily shut down its aesthetic treatment centers in February and March 2020. By the end of March 2020, the Group had resumed business operation of all of its aesthetic treatment centers. Although the Group is in compliance with the requirements of local governments and puts health and safety in top priority, if any of the Group's employees or visiting customers is, or is suspected to be, infected with COVID-19, or exposed to confirmed patients of COVID-19, such person and the close contacts will be subject to quarantine requirements. This might expose the Group's customers, employees and their families to health and safety risks, and might lead to shortage of qualified personnel, or even temporary suspension of operation of the relevant aesthetic treatment center.

The Group estimates its revenue for the first quarter of 2020 to decrease approximately by 50% as compared with the revenue of the first quarter of 2019. The Group is currently uncertain about the recovery of its business in the second quarter of 2020 but expects the market demand for aesthetic medical services may continue to be depressed. Although the current circumstances are dynamic and the impacts of COVID-19 on the Group’s business operations for the remaining period of 2020 are highly uncertain and cannot be reasonably estimated at this time, the Group anticipates COVID-19 will have a material adverse impact on its business, results of operations, financial condition and cash flows with potential continuing impact on the remainder periods in 2020.

The Group anticipates that a reduction in revenue will result in reduction in cash flow generated from operations. The Group evaluates its financial and cash flow positions from time to time and intends to mitigate liquidity risk by implementing operational measures such as costs cutting and drawing down of unutilized borrowing facilities.

Due to the aforementioned impact of COVID-19 and the RMB608,000 net current liabilities position of the Group as of 31 December 2019, the directors of the Company have prepared a cash flow forecast and considered the Group’s cash flows from future operations and available borrowing facilities to conclude that the Group has sufficient resources in the coming twelve months after the issuance date of this consolidated financial statements. Accordingly, the Group’s consolidated financial statements have been prepared on a going concern basis.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.1                            Basis of preparation (Continued)

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2                               Changes in accounting policy and disclosures

2.2.1              New standards and amendments to standards adopted by the Group

The following new standards and amendments to standards are mandatory for accounting periods beginning on or after 1 January 2019. Except described below, the adoption of these new standards and amendments to standards does not have significant impact to the results and financial position of the Group:

IFRS 16	Leases
Amendments to IFRS 9	Prepayment Features with Negative Compensation
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures
IFRS Standards 2015 — 2017 Cycle	Annual improvements
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
IFRIC — Int 23	Uncertainty over Income Tax Treatments

IFRS 16

IFRS 16 has resulted in almost all leases being recognised on the statement of financial position, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The Group has adopted IFRS 16 from 1 January 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening consolidated balance sheet on 1 January 2019.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.2                               Changes in accounting policy and disclosures (Continued)

2.2.1              New standards and amendments to standards adopted by the Group (Continued)

IFRS 16 (Continued)

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 6.67%.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•                  applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

•                  relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review — there were no onerous contracts as at 1 January 2019; and

•                  accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases;

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

As at
1 January
2019
RMB’000

Operating lease commitments disclosed at 31 December 2018	201,286

Discounted using lessee’s incremental borrowing rate as of 1 January 2019	133,695
Less: short-term leases recognised on a straight-line basis as expense	(588)
Less: low value leases recognised on a straight-line basis as expense	—
Lease liabilities recognised as at 1 January 2019	133,107

Analysed into:
Current lease liabilities	24,329
Non-current lease liabilities	108,778
133,107

The associated right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the consolidated balance sheet.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.2                               Changes in accounting policy and disclosures (Continued)

IFRS 16 (Continued)

The change in accounting policy affected the following items on the consolidated balance sheet on 1 January 2019:

a.              Lease liabilities increased by approximately RMB133,107,000

b.              Other receivables decreased by approximately RMB4,821,000

c.               Right-of-use assets increased by approximately RMB137,928,000

Right-of-use assets mainly represent hospitals and office premises leased by the Group.

2.2.2                  New standards, amendments to standards and interpretations not yet adopted

The following are new standards, amendments to standards and interpretations which have been issued but are not effective and have not been early adopted. The Group plans to adopt these new standards, amendments to standards and interpretations when they become effective:

Effective for accounting periods beginning on or after

IFRS 3	Definition of business	1 January 2020
Amendments to IAS 1 and IAS 8	Definition of material	1 January 2020
Conceptual Framework for Financial Reporting 2018	Revised Conceptual Framework for Financial Reporting	1 January 2020
IFRS 17	Insurance Contract	1 January 2022
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group will adopt the above new or revised standards, amendments and interpretations to existing standards as and when they become effective. Management is in the process of assessing the impact of these standards, amendments and interpretations to existing IFRS. None of these is expected to have a significant effect on the consolidated financial statements of the Group.

2.3                            Subsidiaries

Consolidation

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

(a)                                  Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in consolidated statement of comprehensive income.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IFRS 9 in consolidated statement of comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

(b)                              Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions - that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)                                  Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in consolidated statement of comprehensive income. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. It means the amounts previously recognised in other comprehensive income are reclassified to consolidated statement of comprehensive income or transferred to another category of equity as specified/permitted by applicable IFRSs.

(d)                                 Contractual arrangements with respect to equity interests in certain PRC subsidiaries

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015)  became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%. The Company historically held more than 70.0% equity interest in certain of its PRC subsidiaries that are medical institutions which the Company acquired or established after the effective date of the Industry Catalog for Guiding Foreign Investment (Revision 2015). The Company had decreased its shareholding to 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain employees of the Group in 2018. In connection with such equity transfer and Dr. Zhou Pengwu’s shareholding in Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. which he acquired from other shareholders in 2018 and 2019, the Company entered into a series of contractual arrangements (“Contractual Arrangements”) with Dr. Zhou Pengwu, Yantai Pengai Jiayan Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Jinan Pengai Medical Aesthetic Clinic Co., Ltd. (collectively “Relevant Subsidiaries”) and Ms. Ding Wenting in 2018 and 2019 with respect to the 24.0%, 30.0%, 30.0%, 19.0%, 10.0%, 22.0%, 26.0% and 25% equity interests in the respective aforementioned Relevant Subsidiaries (“Target Equity Interests”). These Contractual Arrangements enable the Company to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

(d)                                Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

The principal terms of the Contractual Arrangements are described below:

(i). Loan agreement

Shenzhen Pengai Investment, as the lender, entered into certain loan agreements with Dr. Zhou Pengwu, as the borrower. Pursuant to each of these loan agreements, Shenzhen Pengai Investment agrees to extend a loan to Dr. Zhou Pengwu in an equivalent amount to the purchase price to be paid by Dr. Zhou Pengwu for acquiring the Target Equity Interests. Pursuant to each of these loan agreements, Dr. Zhou Pengwu shall repay the loan by transferring the current and future economic interest of the Target Equity Interests to Shenzhen Pengai Investment.

(ii). Economic interest transfer agreement

Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain economic interest transfer agreements. Pursuant to each of these economic interest transfer agreements, the economic interest in relation to the Target Equity Interests currently held and subsequently acquired by Dr. Zhou Pengwu, including but not limited to (i) incomes arising from the disposal of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (ii) dividends and bonus obtained on the basis of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (iii) residual assets and other economic profits allocated after the liquidation of the Relevant Subsidiaries, and (iv) any other cash income, property and economic benefit arising from the Target Equity Interests (including derivative equity interest of the Target Equity Interests), shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Dr. Zhou Pengwu under each loan agreement is deemed fully discharged.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

(d)                                Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

(iii). Exclusive option agreement

Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain exclusive option agreements. Pursuant to these exclusive option agreements, Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiaries, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of Dr. Zhou Pengwu and the Relevant Subsidiaries undertakes that, among others, without the prior written consent of Shenzhen Pengai Investment, he or it shall or shall cause the Relevant Subsidiaries not to declare any dividends or distribute any residual profits, change or amend its articles of association, increase or decrease its registered capital, or change its structure of registered capital in other manners. In the event that Dr. Zhou Pengwu increases its capital injection into the Relevant Subsidiaries, Dr. Zhou Pengwu undertakes and confirms that any additional equity so acquired shall be subject to the purchase option. Unless terminated by Shenzhen Pengai Investment at its sole discretion, the exclusive option agreement will remain effective until all equity interest in the Relevant Subsidiaries held by Dr. Zhou Pengwu are transferred or assigned to Shenzhen Pengai Investment or its designated person(s).

(iv). Power of attorney

Pursuant to relevant power of attorney executed by Dr. Zhou Pengwu, he has irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of such shareholder’s voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries, including but not limited to, the right to attend shareholder meetings, the right to vote, the right to sell, transfer, pledge or dispose of the Target Equity Interests and the right to appoint legal representatives, directors and other management. The proxy agreement remains effective as long as Dr. Zhou Pengwu remains a shareholder of the Relevant Subsidiaries, unless Shenzhen Pengai Investment has given contrary written instructions.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

(d)                                Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

(v). Equity interest pledge agreement

Dr. Zhou Pengwu as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Dr. Zhou Pengwu has pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiaries acquired by him to Shenzhen Pengai Investment to guarantee the performance by Dr. Zhou Pengwu and the Relevant Subsidiaries of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiaries or Dr. Zhou Pengwu breach any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Dr. Zhou Pengwu shall not permit the existence of any security interest or other encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiaries shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Dr. Zhou Pengwu discharge all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Dr. Zhou Pengwu or the Relevant Subsidiaries under these agreements or invalidity, revocation and termination of any of these agreements.

(vi). Spousal consent letter

Pursuant to relevant spousal consent letters executed by Ms. Ding Wenting, she unconditionally and irrevocably agreed that the equity interest in each of the Relevant Subsidiaries held or to be held by Dr. Zhou Pengwu and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. Ms. Ding Wenting agreed not to assert any rights over the equity interest in the Relevant Subsidiaries held or to be held by Dr. Zhou Pengwu. In addition, in the event that Ms. Ding Wenting obtains any equity interest in each of the Relevant Subsidiaries for any reason, she agreed to be bound by the Contractual Arrangements.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

Risks in relation to the Contractual Arrangements

In the opinion of the Company’s management, the Contractual Arrangements are in compliance with the current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements.

In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include contractual arrangements within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Company’s contractual arrangements, and as a result, the Relevant Subsidiaries could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the contractual arrangements and the Company’s ability to conduct business through the contractual arrangements could be severely limited.

The Company’s ability to control the Target Equity Interests in the Relevant Subsidiaries also depends on the power of attorney exercised by Shenzhen Pengai Investment to vote on all matters requiring shareholders’ approvals in the Relevant Subsidiaries. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Company’s corporate structure or the contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•                  revoke the Contractual Arrangements;

•                  impose fines, confiscating the income from the Relevant Subsidiaries, or imposing other requirements with which the Company may not be able to comply;

•                  discontinue or restrict the Company’s operations in the PRC;

•                  impose conditions or requirements with which the Company may not be able to comply; or

•                  take other regulatory or enforcement actions that could be harmful to the Company’s business.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

Risks in relation to the Contractual Arrangements (Continued)

The imposition of any of these restrictions or actions may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the Relevant Subsidiaries or the right to receive their economic benefits, the Company may no longer be able to consolidate the financial statements of the Relevant Subsidiaries. In the opinion of management, the likelihood of losing the benefits in respect of the Company’s current ownership structure or the contractual arrangements is remote.

2.4                               Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 2o% and 5o% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the comprehensive income of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognised in the statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of profit of investments accounted for using equity method’ in the consolidated statement of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in associates are recognised in the consolidated statement of comprehensive income.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.5                               Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is the Board of Directors. In the respective periods presented, the Company had one single operating and reportable segment, namely the provision of non-surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

2.6                               Foreign currency translation

(a)                                 Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

(b)                                 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in consolidated statement of comprehensive income.

Exchange differences on Series A Preferred Shares, convertible note and exchangeable note liabilities were recorded in “fair value gain/(loss) of convertible redeemable preferred shares”, “fair value loss of convertible note” and “fair value loss of exchangeable note liabilities”, respectively.

(c)                                  Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                                     assets and liabilities for each balance sheet presented are translated at the closing rate at the reporting date;

(ii)                                  income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.6                               Foreign currency translation (Continued)

(c)                                  Group companies (Continued)

(iii)                               all resulting exchange differences are recognised in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Currency translation differences arising are recognised in other comprehensive income.

2.7                               Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated statement of comprehensive income during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost of each asset to their residual values over their estimated useful lives, as follows:

- Leasehold improvements	Shorter of remaining lease term and the estimated useful lives of the assets
- Right of use assets	Shorter of the asset’s useful life and the lease term on a straight-line basis
- Machinery and equipment	10 years
- Office equipment, furniture, fixture and motor vehicles	5 - 10 years
- Buildings	20 - 50 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “general and administrative expenses” in the consolidated statement of comprehensive income.

Gains and losses on lease modification relating to the full termination of the leases are recognised within “general and administrative expenses” in the consolidated statement of comprehensive income.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.8                               Investment properties

Properties that are held for long-term rental yields or for capital appreciation or both, and that are not occupied by the companies in the Group, are classified as investment properties in the consolidated financial statements. Investment properties are carried at historical costs, including related transaction costs, less depreciation and impairment. Depreciation of the investment properties are calculated using the straight-line method to allocate cost over their estimated lives of 20 to 25 years.

Subsequent expenditure is included to the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in consolidated statement of comprehensive income during the financial periods in which they are incurred.

2.9                               Intangible assets

(a)                                 Goodwill

Goodwill arises on the acquisition of subsidiaries represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identified net assets acquired.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(b)                                 Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring the specific software into usage. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Cost associated with maintaining computer software programmes are recognised as an expense as incurred.

(c)                                   Medical licenses and tradenames

Medical licenses and tradenames acquired through business combinations are initially recognised at fair value. Medical licences are amortised on a straight-line basis over respective license periods (ranged from 2 to 16 years). Tradenames are amortised on a straight-line basis over respective useful lives of 19 to 20 years.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.10                        Impairment of non-financial asset

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For purposes of periodic impairment assessment performed at each reporting date, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.11                        Financial assets

2.11.1              Classification

The Group classifies its financial assets in the following measurement categories:

(i) those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

(ii) those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

For assets measured at fair value, gain and loss will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

2.11.2              Recognition and measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.11                        Financial assets (Continued)

2.11.2              Recognition and measurement (Continued)

Debt instruments (Continued)

•                  Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognised in the consolidated statement of profit or loss when the asset is derecognised or impaired. Interest income from these financial assets is included in finance income using the effective interest rate method.

•                  Fair value through profit or loss: Assets that do not meet the criteria for amortised cost or financial assets at fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognised in profit or loss and presented net in ‘other gains, net’ in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial asset at fair value through profit or loss are recognised in other (losses)/gains, net in the consolidated statement of comprehensive income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

2.11.3              Derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2.11.4              Accounting policies applied until 31 December 2017

The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.11.4              Accounting policies applied until 31 December 2017 (Continued)

(a)         Classification

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise ‘‘trade and other receivables’’, ‘‘deposits’’, ‘‘amounts due from related parties’’, ‘‘pledged bank deposits’’ and ‘‘cash and cash equivalents’’ in the consolidated balance sheets.

(b)         Recognition and measurement

Loans and receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment, if any. A provision for impairment of loans and receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

(c)          Impairment of financial assets

Assets carried at amortised cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘‘loss event’’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indicators that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated statement of comprehensive income. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an investment’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the consolidated statement of comprehensive income.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.12                        Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.13                        Impairment of financial assets

The Group has the following types of financial assets subject to IFRS 9’s expected credit loss model:

•                  Trade receivables

•                  Other receivables

•                  Cash and cash equivalents

The Group assesses on a forward looking basis the expected credit losses associated with its assets carried at amortised cost.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition, then impairment is measured as lifetime expected credit losses.

To manage risk arising from pledged deposits and cash and cash equivalents, the Group only transacts with state-owned or reputable financial institutions. There has been no recent history of default in relation to these financial institutions.

2.14                        Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.15                        Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand and deposits held at call with banks.

2.16                        Assets (or disposal groups) held-for-sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets (except for certain assets as explained below), (or disposal groups), are stated at the lower of carrying amount and fair value less costs to sell. Deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries and associates) and investment properties, which are classified as held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.17                        Share capital

Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18                        Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.19                        Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in consolidated statement of comprehensive income over the periods of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the periods of the facility to which it relates.

Preference shares, if mandatorily redeemable at a specific date or redeemable at the option of the holder, are classified as liabilities. The dividends on these preference shares are recognised in the consolidated statement of comprehensive income as interest expense.

Borrowings are removed from the consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in consolidated statement of comprehensive income as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in consolidated statement of comprehensive income, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.20                        Current and deferred income tax

The income tax expense for the year comprises current and deferred tax. Tax is recognised in the consolidated statement of comprehensive income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity.

(a)                                 Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)                                 Deferred income tax

Inside basis differences

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference of associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable futures, deferred tax liability in relation to taxable temporary difference arising from the associate’s undistributed profits is not recognised.

Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries and associates only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.20                        Current and deferred income tax (Continued)

(c)                               Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.21                        Employee benefits

(a)                                 Pension obligations

The group companies incorporated in the PRC contribute based on certain percentage of the salaries of the employees to a defined contribution retirement benefit plan organised by relevant government authorities in the PRC on a monthly basis. The government authorities undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities and are separate from those of the Group.

(b)                                 Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses, based on performance and takes into consideration the profit attributable to the Group’s shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.22                        Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.23                        Revenue recognition

Revenue is recognised when or as the control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Depending on the terms of the contract and the applicable laws, services may be provided over time or at a point in time.

When control of goods or services is transferred over time, revenue is recognised over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognised at a point in time when the customer obtains control of the goods or services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

•                                          direct measurements of the value transferred by the Group to the customer; or

•                                          the Group’s efforts or inputs to the satisfaction of the performance obligation.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

A contract liability is recognised when the Group has the obligation to transfer services to the customers for which the consideration received (or an amount of considerations is due) exceed the measure of the remaining unsatisfied performance obligations.

The Group recognises the costs of obtaining and fulfilling a contract with a customers within the contract assets if the Group expects to recover those costs.

The following is a description of the accounting policy for the principal revenue streams of the Group:

(i)                                     Non-surgical aesthetic medical services, surgical aesthetic medical services and other aesthetic medical services

The period of these services rendered is usually within a day, except for certain large-scale surgical aesthetic medical services in which customers receive inpatient treatment. The period of inpatient stays usually does not exceed more than a week.

The Group has certain laser treatment package in which customers pay in advance. Payments for services not yet rendered are deferred and recorded as contract liabilities in the consolidated balance sheets.

Revenue is recognised at a point in time when the respective services are rendered.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.23                        Revenue recognition (Continued)

(ii)                                  General healthcare services

Revenues are recognised upon the provision of the relevant services for which the service period is usually within a day.

Revenue is recognised at a point in time when the respective services are rendered.

Management reviews utilisation pattern of contract liabilities and treatment progress of individual customers on a regular basis to consider full recognition of the corresponding contract liabilities in the consolidated statement of comprehensive income.

2.24                        Interest income

Interest income is recognised using the effective interest method.

2.25                        Leases

The Group leases certain properties. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants.

Leases are recognised as a right-of-use asset and a corresponding liability at the date on which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•                  fixed payments (including in-substance fixed payments), less any lease incentives receivable; and

•                  payments of penalties for terminating the lease, if the lease reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the entity’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

•                  the amount of the initial measurement of lease liability;

•                  any lease payments made at or before the commencement date less any lease incentives received; and

•                  any initial direct costs

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term or less than 12 months.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.26                        Compound financial instruments

Compound financial instruments of the Group comprise Series A Preferred Shares, convertible note and exchangeable note liabilities.

(a)                                 Series A Preferred Shares

Series A Preferred Shares are redeemable upon occurrence of certain future events and at the option of the holders. This instrument can be converted into ordinary shares of the Company at any time at the option of the holders or automatically converted into ordinary shares upon occurrence of an initial public offering of the Company or agreed by majority of the holders as set out in Note 25.

The Group designated the Series A Preferred Shares as financial liabilities at fair value through profit or loss, except that the dividends rights portion is designated as an equity component. Financial liabilities are initially recognised at fair value. Any directly attributable transaction costs are recognised as finance costs in the consolidated statement of comprehensive income.

Subsequent to initial recognition, the financial liabilities portion of the Series A Preferred Shares are carried at fair value with changes in fair value recognised in consolidated statement of comprehensive income.

The Series A Preferred Shares are classified as non-current liabilities unless the Group has an obligation to settle the liability within 12 months after the end of the reporting period.

(b)                                 Convertible note

Convertible note is redeemable upon occurrence of certain future events and at the option of the Company. This instrument can be converted into Series B convertible redeemable preferred shares (“Series B Preferred Shares”) of the Company upon occurrence of certain future events as set out in Note 26.

The Group designated the convertible note as financial liabilities at fair value through profit or loss. Convertible note is initially recognised at fair value. Any directly attributable transaction costs are recognised as finance costs in the consolidated statement of comprehensive income.

Subsequent to initial recognition, the convertible note is carried at fair value with changes in fair value recognised in consolidated statement of comprehensive income.

The convertible note is classified as non-current liabilities unless the Group has an obligation to settle the liability within 12 months after the end of the reporting period.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.26                        Compound financial instruments (Continued)

(c)                               Exchangeable note liabilities

Exchangeable notes issued by immediate holding companies can be exchanged into Series B Preferred Shares of the Company at any time at the option of the holder as set out in Note 28.

The Group designated the exchangeable note liabilities as financial liabilities at fair value through profit or loss. Exchangeable note liabilities are initially recognised at fair value as the Company assumes liabilities without an exchange of any consideration.

Subsequent to initial recognition, the exchangeable note liabilities are carried at fair value with changes in fair value recognised in consolidated statement of comprehensive income.

The exchangeable note liabilities are classified as non-current liabilities unless the Group has an obligation to settle the liabilities within 12 months after the end of the reporting period.

2.27                        Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

3                                         Financial risk management

3.1                               Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a)                                 Market risk

(i)                                     Foreign exchange risk

Majority of Group companies operate in the PRC and majority of the transactions are denominated in RMB which is the Company and other Group companies’ functional currency, except for the US$ denominated Series A Preferred Shares, convertible note and exchangeable note.

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, the Group’s post-tax results would increase or decrease by RMB3,073,000 (2018: RMB32,811,000).

(ii)                                  Credit risk

The Group has no significant concentrations of credit risk. The carrying amounts of cash at banks, trade receivables, deposits and other receivables and amounts due from related parties included in the consolidated balance sheets represent the Group’s maximum exposure to credit risk in relation to its financial assets.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                         Financial risk management (Continued)

3.1                               Financial risk factors (Continued)

(a)                                 Market risk (Continued)

(ii)                                  Credit risk (Continued)

The majority of the Group’s cash at banks are deposited in major reputable financial institutions located in the PRC. Most of the Group’s revenue are settled by cash or credit cards. Trade receivables of the Group are mainly due from financial institutions with sound financial standing. There has been no history of default in relation to these external parties. Management does not expect any losses arising from non-performance by these counterparties.

Based on the Group’s historical experiences in collection of trade receivables, other receivables and amounts due from related parties, the directors consider the Group’s credit risk of these receivables to be low.

The Group considers that adequate provision for unrecoverable trade receivables, other receivables and amounts due from related parties has been made in the relevant accounting period after considering the Group’s experience in collection of trade receivables, other receivables and amounts due from related parties. Management does not expect any losses from non-performance by these counterparties.

(iii)                               Cash flow and fair value interest-rate risk

The Group’s income and operating cash flows are substantially independent of changes in market interest rates as the Group has no significant interest-bearing assets except for cash at banks. The Group’s exposures to changes in interest rates are mainly attributable to its borrowings and loans.

Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates.

(iii)                               Cash flow and fair value interest-rate risk (Continued)

At reporting date, if interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, the Group’s post-tax results for the year would have been RMB74,000 (2018: RMB73,000) lower/higher respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(b)                                 Liquidity risk

The Group is exposed to liquidity risk due to the impact of COVID-19 and it had net current liabilities of RMB608,000 as at 31 December 2019. As detailed in Note 2.1, the directors of the Company concluded that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the coming twelve months after the issuance of this consolidated  financial statements.

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Group’s primary cash requirements have been the payments for operating expenses and purchases of fixed assets. The Group mainly finances its working capital requirements through internal resources and proceeds from bank borrowings and issuance of ordinary shares.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                         Financial risk management (Continued)

3.1                               Financial risk factors (Continued)

(b)                                 Liquidity risk (Continued)

The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

At the reporting date, the contractual undiscounted cash flows of the Group’s current financial liabilities approximate their respective carrying amounts due to their short maturities.

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, including interest if applicable.

a.              Series A Preferred Shares: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 10% per annum and any accrued but unpaid dividends on such shares (Note 26).

b.              Convertible note: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 15% per annum and any accrued but unpaid dividends on such shares (Note 27).

c.               Exchangeable note liabilities: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 10% per annum and any accrued but unpaid dividends on such shares (Note 28).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                         Financial risk management (Continued)

3.1                               Financial risk factors (Continued)

(b)                                 Liquidity risk (Continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2018

Series A Preferred Shares (Note 26)	—	229,505	—	—	229,505
Convertible note (Note 27)	4,777	90,103	—	—	94,880
Exchangeable note liabilities (Note 28)	—	139,889	—	—	139,889
Borrowings	81,923	20,803	—	—	102,726
Trade payables	14,356	—	—	—	14,356
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	34,466	—	—	—	34,466
Amounts due to related parties	218	—	—	—	218
	135,740	480,300	—	—	616,040

At 31 December 2019

Borrowings	133,237	13,323	—	—	146,560
Lease liabilities	47,919	41,331	111,294	45,945	246,489
Trade payables	17,017	—	—	—	17,017
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	33,198	—	—	—	33,198
Amounts due to related parties	626	—	—	—	626
	231,997	54,654	111,294	45,945	443,890

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                         Financial risk management (Continued)

3.2                               Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the dividend payments to shareholders, return capital to shareholders, issue new shares or to obtain bank borrowings.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (include current and non-current bank borrowings, convertible note, exchangeable note liabilities and Series A Preferred Shares as shown in the consolidated balance sheets) less cash and cash equivalents. Total capital is calculated as “equity”, as shown in the consolidated balance sheets, plus net debt.

The gearing ratios at 31 December 2018 and 2019 were as follows:

	2018	2019
	RMB’000	RMB’000

Total borrowings	97,006	140,387
Add: Series A Preferred Shares (Note 26)	476,112	—
Add: Convertible note (Note 27)	70,598	—
Add: Exchangeable note liabilities (Note 28)	185,745	—
Less: Cash and cash equivalents (Note 18)	(101,886)	(154,490)
Net debt/(surplus)	727,575	(14,103)
Total (deficit)/surplus	(249,356)	590,598
Total capital	478,219	576,495

Gearing ratio	152.14%	N/A

3.3                               Fair value estimation

The table below analyses financial instruments carried at fair value as at 31 December 2018 and 2019 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels with a fair value hierarchy as follows:

•                                          Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•                                          Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•                                          Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                         Financial risk management (Continued)

3.3                               Fair value estimation (Continued)

The following table presents the Group’s financial liabilities that are measured at fair value as at 31 December 2018. See Note 13 for the fair value disclosure of the investment properties that are recorded under cost model.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2018
Liabilities
Financial liabilities at fair value through profit or loss
- Series A Preferred Shares (Note 26)	—	—	476,112	476,112
- Convertible note (Note 27)	—	—	70,598	70,598
- Exchangeable note liabilities (Note 28)	—	—	185,745	185,745
- Derivative financial instrument (Note 20)	—	—	301	301
	—	—	732,756	732,756

As at 31 December 2019, all the financial instrument carried at fair value are either fully converted into ordinary shares or fully redeemed.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                         Financial risk management (Continued)

3.3                            Fair value estimation (Continued)

Specific valuation techniques used to value financial instruments include:

•                                          Quoted market prices or dealer quotes for similar instruments.

•                                          Other techniques, such as discounted cash flow analysis including dividend growth model, are used to determine fair value for the remaining financial instruments.

There were no significant transfers of financial assets between level 1, level 2 and level 3 fair value hierarchy classifications.

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2018:

	Exchangeable note liabilities (Note 28)	Convertible note (Note 27)	Series A Preferred Shares (Note 26)	Derivative financial instrument (Note 20)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Opening balance	128,820	61,446	249,864	—	440,130
Fair value as at issuance date	—	—	—	1,199	1,199
Change in fair value	56,925	9,152	226,248	(898)	291,427
Closing balance	185,745	70,598	476,112	301	732,756

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2019:

	Exchangeable note liabilities (Note 28)	Convertible note (Note 27)	Series A Preferred Shares (Note 26)	Derivative financial instrument (Note 20)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Opening balance	185,745	70,598	476,112	301	732,756
Change in fair value	(45,274)	5,193	(136,656)	(301)	(177,038)
Converted into ordinary share upon initial public offering	(140,471)	—	(339,456)	—	(479,927)
Repayment during the year	—	(75,791)	—	—	(75,791)
Closing balance	—	—	—	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4                                         Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)                                Goodwill impairment assessment

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9(a). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There are a number of assumptions and estimates involved in the preparation of cash flow projections for the periods covered by the approved budgets. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved.

Management prepares the financial budgets reflecting actual and prior year performance and market development expectations.

(b)                                 Purchase price allocation

The application of business combination accounting requires the use of significant estimates and assumptions. The purchase method of accounting for business combinations requires the Group to estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are depreciated and amortised from goodwill. This exercise requires the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur.

(c)                                  Fair values of Series A Preferred Shares, convertible note and exchangeable note liabilities

The Series A Preferred Shares, convertible note and exchangeable note liabilities are not traded in an active market and the respective fair values are determined by using valuation techniques. The directors have used the market comparable approach to determine the underlying equity value of the Company and adopted equity allocation model to determine the fair values of the Series A Preferred Shares, convertible note and exchangeable note liabilities.

(d)                                 Estimated useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives and related depreciation charges for the Group’s property, plant and equipment with reference to the estimated periods that the Group intends to derive future economic benefits from the use of these assets. Management performs periodic review of the estimated useful lives of property, plant and equipment, and will revise the depreciation charges where estimated useful lives are different than those previously estimated.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                                         Revenue

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Non-surgical aesthetic medical services	331,428	373,348	489,569
Surgical aesthetic medical services	239,094	313,897	319,239
General healthcare services and other aesthetic medical services	126,874	74,061	60,242
	697,396	761,306	869,050

Revenue is recognised at a point in time when the respective services are rendered. All of the contract liabilities as of 31 December 2017 (RMB5,091,000) and 2018 (RMB5,996,000) were recognised as revenue in the subsequent 12-month period.

6                                         Expenses by nature

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Employee benefit expenses (Note 7)	160,853	191,306	258,495
Advertising and marketing expenses	227,544	245,859	303,856
Cost of inventories and consumables	91,685	106,950	112,617
Operating lease rental expenses	39,216	43,432	8,986
Amortisation and depreciation	29,111	32,140	83,834
Utilities and office expenses	45,633	48,888	51,271
Travelling and entertainment expenses	13,523	15,037	28,173
Bank charges	4,347	4,059	5,158
Loss on disposal of property, plant and equipment	559	80	1,444
Legal and professional fees	—	658	6,032
Other expenses	15,249	19,169	25,479
	627,720	707,578	885,345

7                                         Employee benefit expenses

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Wages and salaries	141,844	169,546	186,716
Share-based compensation expenses	—	—	47,788
Pension costs - defined contribution plans	9,377	12,026	12,935
Other staff welfare expenses	9,632	9,734	11,056
	160,853	191,306	258,495

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8                                         Finance income and costs

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Finance costs
Interest expense on bank borrowings	(1,766)	(4,584)	(6,055)
Interest expense on other borrowings	—	—	(1,327)
Interest expense on convertible note	(4,815)	(4,660)	(4,144)
Interest expense on lease liabilities	—	—	(12,767)
	(6,581)	(9,244)	(24,293)
Finance income
Interest income on short-term bank deposits	868	322	388
Finance costs – net	(5,713)	(8,922)	(23,905)

9                                         Income tax expense

PRC corporate income tax have been provided for subsidiaries established and operating in Mainland China at the rate of 25% (2017 and 2018: 25%) on the estimated assessable profit for the year.

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Current tax
PRC enterprise income tax	18,713	21,073	20,393

Deferred tax
Origination and reversal of temporary differences (Note 22)	547	(2,565)	(6,357)
Income tax expense	19,260	18,508	14,036

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9                                         Income tax expense (Continued)

The taxation on the Group’s (loss)/profit before income tax differs from the theoretical amount that would arise using the taxation rate of PRC, the principal place of the Group’s operations, as follows:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

(Loss)/profit before income tax	(53,169)	(233,972)	152,364

Calculated at a taxation rate of 25%	(13,292)	(58,493)	38,091
Expenses not tax deductible	35,875	79,114	25,920
Income not subject to tax	—	(1,716)	(50,693)
Utilisation of previously unrecognised tax losses	—	(65)	—
Recognition of previously unrecognised temporary difference	—	—	384
Tax losses not recognised	366	—	2,369
Difference in overseas tax rates	(146)	(364)	(124)
Under-provision in respect of prior years	—	32	—
Over-provision in respect of prior years	(3,543)	—	(1,727)
Effect of preferential tax rates	—	—	(184)
Income tax expense	19,260	18,508	14,036

(a)                              Cayman Islands Income Tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)                              Hong Kong Profits Tax

Hong Kong profits tax rate has been provided at the rate of 16.5% (2018: 16.5%) on the estimated assessable profit for each of the years ended 31 December 2017, 2018 and 2019.

(c)                               PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25% on the estimated assessable profits for each of the year, based on the existing legislation, interpretations and practices in respect thereof.

(d)                                 Singapore Corporation income tax

The income tax provision of the Group in respect of operations in the Singapore has been calculated at the tax rate of 17% on the estimated assessable profits for each of the year, based on the existing legislation, interpretations and practices in respect thereof.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10                                  (Loss)/earnings per share

(a)                              Basic (loss)/earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

(b)                              Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

For the years ended 31 December 2017 and 2018, the Company has two categories of dilutive securities: Series A Preferred Shares and convertible note. These dilutive securities are assumed to have been converted into ordinary shares, and the net losses for the respective years are adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

For the year ended 31 December 2019, the Company has four categories of dilutive securities: Series A Preferred Shares, convertible note, exchangeable note and share based compensation. These dilutive securities are assumed to have been converted into ordinary shares, and the net profits for the year is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

The following table sets forth the computation of basic and diluted (loss)/profit per share:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
	(Note i)	(Note i)	(Note ii)
Numerator:
(Loss)/profit attributable to owners of the Company – basic	(76,675)	(255,237)	136,309
Reversal of fair value gain of:
–Series A Preferred Shares	—	—	(136,656)
–Convertible note	—	—	—
–Exchangeable note liabilities	—	—	(45,274)
Reversal of interest expense on convertible note	—	—	—
Share based compensation	—	—	—
(Loss)/profit attributable to owners of the Company – diluted	(76,675)	(255,237)	(45,621)

Shares (denominator):
Weighted average number of shares – basic	41,000,000	41,060,255	46,097,963
Conversion of Series A Preferred Shares	—	—	12,693,699
Conversion of convertible note	—	—	—
Conversion of exchangeable note liabilities	—	—	4,863,438
Cancellation of ordinary shares due to conversion of exchangeable note liabilities	—	—	(4,863,438)
Share based compensation	—	—	—
Weighted average number of shares – diluted	41,000,000	41,060,255	58,791,662

(Loss)/earnings per share – basic (RMB)	(1.87)	(6.22)	2.96
Loss per share – diluted (RMB)	(1.87)	(6.22)	(0.78)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10                                  (Loss)/earnings per share (Continued)

Note i                As the Group incurred loss for the years ended 31 December 2017 and 2018, the conversion of Series A Preferred Shares and convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the years ended 31 December 2017 and 2018.

Note ii             The potential outstanding shares related to share based compensation and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of diluted loss per share.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11                                  Property, plant and equipment

	Buildings	Leasehold improvements	Machinery and equipment	Office equipment, furniture fixtures and motor vehicles	Right of use assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 31 December 2018
Opening net book amount	1,208	120,597	73,800	14,681	—	210,286
Additions	—	36,522	9,207	2,329	—	48,058
Written-off	—	—	(40)	(63)	—	(103)
Business combination (Note 30)	—	5,261	738	367	—	6,366
Disposal of subsidiaries (Note 31)	—	(891)	(1,040)	(342)	—	(2,273)
Depreciation charges	(120)	(12,455)	(11,929)	(2,802)	—	(27,306)
Closing net book amount	1,088	149,034	70,736	14,170	—	235,028

Year ended 31 December 2018
At 31 December 2018
Cost	2,528	234,420	162,636	33,575	—	433,159
Accumulated depreciation	(1,440)	(85,386)	(91,900)	(19,405)	—	(198,131)
Net book amount	1,088	149,034	70,736	14,170	—	235,028

At 31 December 2019
Opening net book amount	1,088	149,034	70,736	14,170	—	235,028
Adjustment for Adoption of IFRS 16 (Note 2.2.1)	—	—	—	—	137,928	137,928
Restated opening net book amount	1,088	149,034	70,736	14,170	137,928	372,956
Additions	18,420	44,858	13,503	4,753	86,492	168,026
Transfer from investment properties	29,460	—	—	—	—	29,460
Written-off	—	—	(1,339)	(105)	(2,336)	(3,780)
Business combination (Note 30)	—	14,291	3,185	1,427	29,502	48,405
Disposal of subsidiaries (Note 31)	—	(6,224)	(1,223)	(119)	(10,165)	(17,731)
Depreciation charges	(619)	(15,732)	(13,183)	(3,578)	(45,051)	(78,163)
Translation adjustments	—	10	127	(18)	31	150
Closing net book amount	48,349	186,237	71,806	16,530	196,401	519,323

Year ended 31 December 2019
At 31 December 2019
Cost	50,408	286,457	171,162	39,210	238,609	785,846
Accumulated depreciation	(2,059)	(100,220)	(99,356)	(22,680)	(42,208)	(266,523)
Net book amount	48,349	186,237	71,806	16,530	196,401	519,323

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11                                  Property, plant and equipment (Continued)

As at 31 December 2018 and 2019, property, plant and equipment with net book value amounting to approximately RMB757,000 and RMB38,804,000, respectively, were pledged as security for the bank and other borrowings.

During the year ended 31 December 2017, certain subsidiaries of the Group reviewed and revised the useful lives of the certain items of property, plant and equipment to reflect the physical conditions of those assets and the recent experience of the Group. These changes have been applied prospectively from the dates of revision of estimated useful lives adopted by respective subsidiaries. Had there been no changes in estimated useful lives during the year, depreciation charge of the year ended 31 December 2017 would have increased by RMB12,018,000.

12                                  Lease

(a)         Amounts recognised in the balance sheet:

Right-of-use assets is classified as property, plant and equipment. (Note 11)

	As at 1 January 2019	As at 31 December 2019
	RMB	RMB
Lease liabilities
Current	24,329	36,266
Non-current	108,778	165,615
	133,107	201,881

(b)         Amounts recognised in the statement of comprehensive income:

	2017	2018	2019
	RMB	RMB	RMB

Interest expense (included in finance) (Note 8)	—	—	12,767
Expense relating to short-term leases (included in cost of goods sold and administrative expenses)	—	—	8,986

The total cash outflow for leases in 2019 was approximately RMB49,692,000.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13                                  Investment properties

	2018	2019
	RMB’000	RMB’000
Cost
At 1 January	27,824	59,276
Additions	31,452	—
Transfer to owner-occupied property	—	(31,452)
At 31 December	59,276	27,824

Accumulated depreciation
At 1 January	(9,669)	(12,108)
Charge for the year	(2,439)	(2,335)
Transfer to owner-occupied property	—	1,992
At 31 December	(12,108)	(12,451)
Net book amount	47,168	15,373

Investment properties represents buildings held in the PRC, with useful lives of 20 years (2018: ranging from 20 years to 25 years).

Investment properties with net book value amounting to approximately RMB15,373,000 (2018: RMB47,168,000) were pledged as security for the bank loans at the reporting date.

Amounts recognised in the consolidated income statement for investment properties:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Rental income	1,188	1,380	1,401

The fair value of the investment properties as at 31 December 2019 is approximately RMB61,506,000 (2018: RMB103,986,000).

In relation to the Group’s investment properties, the future aggregate minimum lease receipts under non-cancellable operating leases are receivable as follows:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Land and buildings:
Not later than 1 year	1,144	2,823	1,310
Later than 1 year and not later than 5 years	—	5,131	3,821
	1,144	7,954	5,131

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14                                  Intangible assets

	Goodwill	Computer software	Medical licenses	Tradenames	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended 31 December 2018
Opening net book amount	50,564	649	1,820	8,770	61,803
Additions	—	3,233	—	—	3,233
Business combination (Note 30)	4,487	45	—	1,130	5,662
Disposal of subsidiaries (Note 31)	(572)	(19)	—	—	(591)
Amortisation	—	(283)	(1,641)	(471)	(2,395)
Closing net book amount	54,479	3,625	179	9,429	67,712

At 31 December 2018
Cost	58,372	6,389	23,606	9,900	98,267
Accumulated amortisation	(3,893)	(2,764)	(23,427)	(471)	(30,555)
Net book amount	54,479	3,625	179	9,429	67,712

Year ended 31 December 2019
Opening net book amount	54,479	3,625	179	9,429	67,712
Additions	—	6,886	—	—	6,886
Business combination (Note 30)	61,534	—	—	43,470	105,004
Disposal of subsidiaries (Note 31)	(367)	(16)	—	—	(383)
Amortisation	—	(974)	(179)	(2,183)	(3,336)
Impairment loss	(1,405)	—	—	—	(1,405)
Translation adjustments	939	—	—	—	939
Closing net book amount	115,180	9,521	—	50,716	175,417

At 31 December 2019
Cost	116,585	13,189	11,178	53,370	194,322
Accumulated amortisation	(1,405)	(3,668)	(11,178)	(2,654)	(18,905)
Net book amount	115,180	9,521	—	50,716	175,417

Goodwill of RMB4,487,000 and RMB61,534,000 arose from acquisitions of subsidiaries in 2018 and 2019 respectively. The subsidiaries are principally engaged in the provision of non-surgical aesthetic treatments and surgical aesthetic treatments in the PRC.

Goodwill impairment of approximately RMB1,405,000 was related to Nanchang Pengai Aesthetic Medical Clinic Co., Ltd because its operation was ceased in March 2020.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14                                  Intangible assets (Continued)

Management reviews the business performance of each operating entity (also regarded as a CGU). Goodwill is allocated to relevant operating entities.

The recoverable amount of a CGU is determined based on a value-in-use calculation. It is calculated using pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flow beyond the five-year period is extrapolated using the estimated growth rates as stated below.

	2018	2019

Annual compound revenue growth rate	5.0% ~ 26.6%	6.0% ~ 17.9%
Annual gross profit ratio	67.4% ~ 69.2%	45.9% ~ 76.6%
Discount rate	16.5% ~ 19.0%	16.0% ~ 17.1%

Management considers their experience and expertise knowledge in the aesthetic medical treatment business in the PRC, a cash flow period of five years is reasonable.

Management determined budgeted gross margin based on past performance and its expectations of the market development. The average annual revenue growth rate used is consistent with the forecasts of the market. The discount rate used is pre-tax and reflects specific risks relating to the entity. The cash flows beyond the five year periods are extrapolated using a 3% (2018: 3%) growth rate.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amounts are based would not cause the carrying amounts of the CGUs to exceed their recoverable amounts and therefore, there is no impairment indicators in relation to the goodwill of the Group.

15                                  Investments accounted for using the equity method

	2018	2019
	RMB’000	RMB’000

At 1 January	32,988	26,244
Disposal of associates	(2,249)	—
Dividend received	(6,225)	—
Step-up acquisition	—	(15,749)
Disposal	—	1,499
Share of profit/(loss)	1,730	(1,738)
At 31 December	26,244	10,256

Set out below are the associates of the Group as at 31 December 2018 and 2019 which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The places of establishment are also their principal places of business.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15                                  Investments accounted for using the equity method (Continued)

Nature of investments in associates as at 31 December 2018 and 2019:

	Place of	% of ownership		Nature of the	Measurement
Name of entity	establishment	2018	2019	relationship	method
Moyan (Shenzhen) Network Technology Co., Ltd (美約(深圳)網路技術有限公司)	The PRC	46%	46%	Note 1	Equity
Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (深圳鵬愛悅己醫療美容醫院)	The PRC	30%	—	Note 3	Equity
Mendis Aesthetic PTE. Ltd.	Singapore	40%	44.4%	Note 2	Equity
Baotou Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (包頭鵬愛悅己醫療美容門診有限公司)	The PRC	51%	46%	Note 2, 4	Equity

Note 1:        Moyan (Shenzhen) Network Technology Co., Ltd. (“Moyan”) is engaged in internet marketing services.

Note 2:        Shenzhen Pengai Yueji Aesthetic Medical Clinic Co., Ltd. (“Shenzhen Yueji”), Mendis Aesthetic PTE. Ltd. (“Mendis”) and Baotou Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (“Baotou Pengai”) are engaged in the provision of aesthetic medical services.

Note 3:        During the year ended 31 December 2019, the Group acquired further 30% equity interest of Shenzhen Yueji at a consideration of RMB30,000,000, which results in an increase of the Company’s equity interest of Shenzhen Yueji from 30% to 60% and obtained control. Shenzhen Yueji becomes a subsidiary of the Company after the acquisition.

Note 4:        During the year ended 31 December 2019, the Group disposed of its 5% equity interest of Baotou Pengai and lost control over Baotou Pengai. Baotou Pengai becomes an associate of the Company after the disposal.

Moyan, Shenzhen Yueji, Mendis and Baotou Pengai are private companies and there are no quoted market prices available for their shares.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15                                  Investments accounted for using the equity method (Continued)

Summarised financial information for associates

Set out below are the summarised financial information for investments accounted for using the equity method:

Summarised balance sheet

	2018	2019
	RMB’000	RMB’000

Current
Cash and cash equivalents	3,306	1,281
Other current assets (excluding cash and cash equivalents)	31,501	3,860
Total current assets	34,807	5,141

Financial liabilities (excluding trade payables)	(4,379)	(6,439)
Lease liabilities	—	(1,023)
Other current liabilities (including trade payables)	(6,454)	(483)
Total current liabilities	(10,833)	(7,945)

Total non-current assets	7,867	15,327

Net assets	31,841	11,466

Summarised statement of comprehensive income

	2018	2019
	RMB’000	RMB’000

Revenue	111,630	2,702
Depreciation and amortisation	(319)	(1,609)
Interest expense	(417)	(61)
Profit/(loss) before income tax	9,851	(765)
Income tax expense	(2,290)	—
Profit/(loss) for the year	7,561	(765)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16                                  Trade and other receivables, deposits and prepayments

	2018	2019
	RMB’000	RMB’000

Trade receivables	10,760	9,705

Other receivables	31,492	6,657
Deposits	6,685	50,779
Prepayments	41,174	53,953
Deferred offering costs	11,415	—
Advances to employees	3,880	2,187
	94,646	113,576
Less: Non-current portion
Prepayments and deposits	(5,166)	(42,298)
Current portion	89,480	71,278

The carrying amounts of trade and other receivables, deposits and prepayments are denominated in RMB and approximate their fair values.

Trade receivables are all aged within 30 days and are neither past due or impaired.

The maximum exposure to credit risk as at 31 December 2018 and 2019 is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

17                                  Inventories

	2018	2019
	RMB’000	RMB’000

Pharmaceuticals	1,968	2,780
Medical consumables	19,175	23,340
	21,143	26,120

The cost of inventories recognised as expense and included in cost of inventories and consumables amounted to RMB112,617,000 (2018: RMB106,950,000 ).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18                                  Cash and bank balances

	2018	2019
	RMB’000	RMB’000

Cash and cash equivalents
Cash at banks	100,644	143,231
Time deposit	—	11,215
Cash on hand	1,242	44
Total	101,886	154,490

The analysis of bank and cash balances for the purpose of the consolidated statement of cash flows is as follows:

	2018	2019
	RMB’000	RMB’000

Cash and cash equivalents	102,547	154,490
Less: Assets held-for-sale (Note 19)	(661)	—
Total	101,886	154,490

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	2018	2019
	RMB’000	RMB’000

RMB	91,030	69,268
US dollars	7,611	82,930
Hong Kong dollars	1,476	1,021
Singapore dollars	1,769	1,271
	101,886	154,490

Cash at banks earns interest at floating rates based on daily bank deposit rates. The Group’s balances of cash at bank which are denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of the Mainland China are subject to the rules and regulations of foreign exchange control promulgated by the Government of the PRC.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19                                  Assets and liabilities held-for-sale

The assets and liabilities related to Wuhan Pengai Jinggang Aesthetic Medical Clinic Co., Ltd. (“Wuhan Pengai”), a 51% owned subsidiary of the Group, have been presented as held for sale following the approval of the Group’s management and shareholders on 19 July 2016 to dispose of Wuhan Pengai in the PRC as management decided to focus on development of businesses in other group companies.

During the year ended 31 December 2019, the net assets classified as held-for-sale have been fully impaired.

(a) Assets of subsidiary classified as held-for-sale

2018
RMB’000

Property, plant and equipment	3,240
Inventories	116
Cash and cash equivalents	661
Other current assets	327
Total	4,344

(b) Liabilities of subsidiary classified as held-for-sale

2018
RMB’000

Trade and other payables	1,583
Other current liabilities	406
Total	1,989

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20                                  Share capital

	Ordinary shares of USD0.001 each
	Number of shares	Nominal value	Nominal value
		USD’000	RMB’000

Authorised:
As at 1 January 2017, 31 December 2017, 1 January 2018, 31 December 2018, 1 January 2019 and 31 December 2019	121,983,052	122	802
Increase of authorized shares	1,378,016,948	1,378	9,797
As at 31 December 2019	1,500,000,000	1,500	10,599

Issued and paid:
As at 1 January 2017 and 31 December 2017	41,000,000	41	259
Issuance of shares (Note i)	798,219	1	6
As at 31 December 2018 and 1 January 2019	41,798,219	42	265
Issuance of shares held as treasury shares (Note 33)	5,940,452	6	41
Issuance of shares upon initial public offering (Note ii)	7,500,000	8	53
Preferred shares converted into ordinary share upon initial public offering (Note iii)	15,600,000	16	110
As at 31 December 2019	70,838,671	72	469

Note i:

During the year ended 31 December 2018, the Company entered into an investment agreement to allot and issue 798,219 ordinary shares of the Company at RMB31.80 per share to an independent third party. Pursuant to such investment agreement, a put option enabling the investor of these ordinary shares to dispose of the shares of the Company at a guaranteed return was issued. Such put option was recognised as “Derivative financial instrument” and subsequently measured at fair value through profit and loss. The put option was lapsed upon the completion of initial public offering.

Note ii:

On October 25, 2019, the Company was listed on NASDAQ Global market in the United States (“IPO”) and issued 2,500,000 American Depositary Shares (representing 7,500,000 ordinary shares of the Company).

Note iii:

On October 25, 2019, upon completion of the Company’s initial public offering, 15,600,000 of convertible redeemable preferred shares were converted into 15,600,000 ordinary shares (Note 26).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21                                  Other reserves

	Capital reserve	Merger reserve	Statutory reserve	Share-based compensation reserve	Other reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)

At 1 January 2017	35,609	(10,000)	28,686	67,960	(59,892)	62,363

Translation of foreign operations	—	—	—	—	(215)	(215)
Transfer to statutory reserve	—	—	5,475	—	—	5,475
Disposal of a subsidiary due to loss of control	—	—	(1,057)	—	—	(1,057)
Further acquisition of interests in a subsidiary (Note 32)	—	—	—	—	(308)	(308)
Partial disposal of interests in a subsidiary without loss of control (Note 32)	—	—	—	—	426	426
At 31 December 2017 and 1 January 2018	35,609	(10,000)	33,104	67,960	(59,989)	66,684

Translation of foreign operations	—	—	—	—	1,088	1,088
Transfer to statutory reserve	—	—	4,875	—	—	4,875
Disposal of a subsidiary due to loss of control	—	—	(17)	—	—	(17)
Further acquisition of interests in a subsidiary (Note 32)	—	—	—	—	(3,410)	(3,410)
Partial disposal of interests in a subsidiary without loss of control (Note 32)	—	—	—	—	331	331
Issuance of shares	25,694	—	—	—	—	25,694
At 31 December 2018 and 1 January 2019	61,303	(10,000)	37,962	67,960	(61,980)	95,245

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21                                  Other reserves (Continued)

	Capital reserve	Merger reserve	Statutory reserve	Share-based compensation reserve	Other reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)

At 31 December 2018 and 1 January 2019	61,303	(10,000)	37,962	67,960	(61,980)	95,245

Translation of foreign operations	—	—	—	—	672	672
Transfer to statutory reserve	—	—	4,621	—	—	4,621
Further acquisition of interests in a subsidiary (Note 32)	—	—	—	—	(5,741)	(5,741)
Partial disposal of interests in a subsidiary without loss of control (Note 32)	—	—	—	—	493	493
Share-based payment reserve	—	—	—	47,788	—	47,788
Issuance of shares upon initial public offering	211,906	—	—	—	—	211,906
Transaction costs related to issuance of shares upon initial public offering	(45,516)	—	—	—	—	(45,516)
Preferred shares converted into ordinary share upon initial public offering	339,346	—	—	—	—	339,346
Exchangeable note converted into ordinary share upon initial public offering	140,471	—	—	—	—	140,471
At 31 December 2019	707,510	(10,000)	42,583	115,748	(66,556)	789,285

Notes

(a)                                 Capital reserve

The capital reserve mainly represents capital contribution made by an owner and shareholders of the Company.

(b)                                 Merger reserve

Merger reserve is mainly attributable to business combinations under common control.

(c)                                  Statutory reserve

In accordance with the PRC regulations and the articles of association of the companies now comprising the Group, before distributing the net profit of each year, companies registered in the PRC are required to set aside 10% of its statutory net profit for the year after offsetting any prior year’s losses as determined under relevant PRC accounting standards to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company’s share capital, any further appropriation is optional.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21                                  Other reserves (Continued)

(d)                                 Share-based compensation reserve

Share-based compensation reserve amounting to RMB67,960,000 was attributable to share options which were granted to certain consultants and employees of the Group in previous years and fully lapsed in 2015.

On 1 June 2019, the Group has adopted a share-based compensation plan. Share-based compensation expenses amounting to RMB47,788,000 was charged to share-based compensation reserve (Note 33).

(e)                                  Other reserve

Other reserve mainly represents the differences of carrying amount of non-controlling interests acquired, consideration paid to non-controlling interests and reduction of reserve as a result of the issuance of exchangeable note liabilities (Note 28).

22                                  Deferred income tax

	2018	2019
	RMB’000	RMB’000

The deferred tax assets comprise temporary differences attributable to:
- Tax losses	12,254	17,478
- Others	—	2,422
	12,254	19,900
The deferred tax liabilities comprise temporary differences attributable to:
- Medical licenses and tradenames	(1,971)	(12,248)
- Others	—	(581)
	(1,971)	(12,829)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22                                  Deferred income tax (Continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheets are, after appropriate offsetting, as follows:

	2018	2019
	RMB’000	RMB’000

Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	12,254	19,765
- Deferred income tax assets to be recovered within 12 months	—	9
	12,254	19,774

Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	(1,847)	(12,031)
- Deferred income tax liabilities to be settled within 12 months	(124)	(672)
	(1,971)	(12,703)

Deferred income tax assets — net	10,283	7,071

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22                                  Deferred income tax (Continued)

The movement in deferred income tax assets and liabilities during the year, without taking into consolidation the offsetting of balances within the same taxation jurisdiction is as follows:

The gross movement on deferred income tax accounts is as follows:

	2018	2019
	RMB’000	RMB’000

At 1 January	9,274	10,283
Acquisition of a subsidiary (Note 30)	(283)	(9,377)
Disposal of subsidiaries (Note 31)	(1,273)	(184)
Credited to consolidated statement of comprehensive income	2,565	6,357
Translation adjustment	—	(8)
At 31 December	10,283	7,071

Deferred income tax assets

	Tax losses	Others	Total
	RMB’000	RMB’000	RMB’000

At 1 January 2018	11,922	—	11,922
Disposal of a subsidiary (Note 31)	(1,273)	—	(1,273)
Credited to consolidated statement of comprehensive income	1,605	—	1,605
At 31 December 2018 and 1 January 2019	12,254	—	12,254
Acquisition of a subsidiary (Note 30)	1,445	104	1,549
Disposal of a subsidiary (Note 31)	(182)	(2)	(184)
Credited to consolidated statement of comprehensive income	3,961	2,320	6,281
At 31 December 2019	17,478	2,422	19,900

Deferred income tax liabilities

	Medical licenses and tradenames	Others	Total
	RMB’000	RMB’000	RMB’000

At 1 January 2018	2,648	—	2,648
Acquisition of a subsidiary (Note 30)	283	—	283
Credited to consolidated statement of comprehensive income	(960)	—	(960)
At 31 December 2018 and 1 January 2019	1,971	—	1,971
Acquisition of a subsidiary (Note 30)	10,868	58	10,926
(Credited)/charge to consolidated statement of comprehensive income	(591)	515	(76)
Translation adjustment	—	8	8
At 31 December 2019	12,248	581	12,829

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22                                  Deferred income tax (Continued)

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses as at 31 December 2019 of RMB13,850,000 (2018: RMB1,204,000) which can be carried forward against future taxable income and their expiry dates are as follows:

	2018	2019
	RMB’000	RMB’000

Tax loss expiring within 5 years	1,204	13,850

Deferred income tax liabilities of RMB19,160,000 (2018: RMB23,607,000) have not been recognised for the withholding tax that would be payable on the unremitted earnings of certain subsidiaries. Such earnings are not expected to be distributed to the subsidiaries incorporated outside the PRC in near future.

23                                  Borrowings

	2018	2019
	RMB’000	RMB’000
Non-current
Bank borrowings
- secured	19,876	—
- non-secured	—	8,621

Other borrowings
- secured	—	4,296
	19,876	12,917
Current
Bank borrowings
- secured	77,130	94,189
- non-secured	—	15,874

Other borrowings
- secured	—	17,407
	77,130	127,470

	97,006	140,387

The carrying amounts of borrowings approximate their fair values and are denominated in RMB. The effective interest rates on the borrowings from banks was 6.07% as at 31 December 2019 (2018: 6.67%).

Bank borrowings are secured by the following:

(i)                                     property, plant and equipment and investment properties of the Group (Note 11 and Note 13);

(ii)                                  personal properties provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 36(d));

(iii)                               personal guarantee provided by Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting (Note 36(d)); and

(iv)                              corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 36(d)).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23                                  Borrowings (Continued)

Other borrowings are secured by the following:

(i)                                     property, plant and equipment of the Group (Note 11); and

(ii)                                  corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 36(d)).

24                                  Trade and accruals, other payables and provisions

	2018	2019
	RMB’000	RMB’000

Trade payables	14,356	17,017
Accrued employee benefits	14,873	13,498
Accrued operating expenses	6,053	4,960
Accrued professional service fees	12,276	16,267
Deposits received	2,277	1,837
Duty and tax payable other than corporate income tax	5,615	8,906
Other payables to suppliers of plant and equipment	9,164	5,091
Others	7,734	7,880
	72,348	75,456

The carrying amounts of trade and other payables are denominated in RMB. The carrying amounts approximate their fair values due to their short-term maturities.

25                                  Contract liabilities

	2018	2019
	RMB’000	RMB’000

Advance receipt for treatment packages	5,996	5,542

At the reporting date, the contract liabilities are aged within one year from the date when the sales contracts in respect of treatment packages were entered into.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26                                  Convertible redeemable preferred shares

On 9 March 2012, the Company entered into a share purchase agreement, and pursuant to which, the Company issued 15,600,000 Series A Preferred Shares at a price of US$1 per share with total amount of US$15,600,000 (equivalent to approximately RMB98,132,000). The par value of Series A Preferred Shares is US$1 each. The issuance of the Series A Preferred Shares closed on 27 July 2012. The key terms of the Series A Preferred Shares are summarised as follows:

(a)                                 Dividends rights

The holders of Series A Preferred Shares will be entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 8% of the issue price per annum when it is declared by the Board of Directors.

The holders of Series A Preferred Shares would be entitled to receive participating dividends if declared as if each outstanding Series A Preferred Shares had been converted into ordinary shares prior to the record date for dividend or distribution.

Directors of the Company designated the dividends rights as an equity component. Directors consider the dividends rights do not have significant value.

(b)                                  Voting rights

Each Series A Preferred Shares conveys the right to its holder of one vote for each ordinary share upon conversion.

(c)                                  Conversion feature

Series A Preferred Shares are convertible, at the option of the holders, at any time after the date of issuance of such Series A Preferred Shares into such number of fully paid ordinary shares of the Company according to a conversion price. Conversion price is initially be the issue price of Series A Preferred Shares , resulting in an initial conversion ratio of 1:1, and is subject to adjustments for certain events, including but not limited to additional equity securities issuance, share dividends, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to anti-dilution adjustment in the event the Company issues new securities at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution. Each Series A Preferred Shares is automatically converted into ordinary shares of the Company at the then effective conversion price upon earlier of (i) the closing date of a qualified initial public offering of the Company’s shares on a reputable stock exchange, or (ii) the date of election by the majority of holders of Series A Preferred Shares, Series B Preferred Shares, convertible note and exchangeable note.

Upon conversion, all preferred rights entitled to such holders shall lapse and such holders will thereafter hold rights equivalent to ordinary shareholders.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26                                  Convertible redeemable preferred shares (Continued)

(d)                                 Redemption feature

At any time after the earliest of (i) the date that any other class or series of equity securities of the Company becomes redeemable, or (ii) the fourth anniversary of the issuance of the Series A Preferred Shares, the Series A Preferred Shares holders have a right to require the Company to redeem all outstanding Series A Preferred Shares, where the majority of Series A Preferred Shares holders vote for a redemption. The redemption price equals to 100% of the issuance price plus an amount accruing at a rate of 10% per annum, compounding annually, beginning on the date of issuance of such Series A Preferred Shares and to the redemption price payment date, plus any declared and unpaid dividends. The maturity date of Series A Preferred Shares has been extended to December 2020.

(e)                                  Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group, the holders of Series A Preferred Shares will be entitled to receive in preference to the holders of other classes of shares of the Company, a liquidation preference per share equal to 100% of the issue price of the Series A Preferred Shares, plus an amount accruing daily at a rate of 8% per annum, compound annually, beginning on the date of issuance of such Series A Preferred Shares and to the date the liquidator pays the Preferred Amount (as defined below), plus all accrued but unpaid dividends on such Series A Preferred Shares (collectively, the “Preferred Amount”).

(f)                                   Fair value measurement

The Group monitors Series A Preferred Shares on a fair value basis which is in accordance with its risk management strategy and does not bifurcate any feature from its debt host instrument and designates the entire compound financial instruments as a financial liability at fair value through profit or loss with the changes in the fair value recorded in consolidated statement of comprehensive income.

As at 31 December 2018 and 2019, the directors had used the market comparable method. Changes in fair value of Series A Preferred Shares and exchange differences on Series A Preferred Shares were recorded in “fair value gain/(loss) of convertible redeemable preferred shares”. The change in fair value is because of change in underlying value of the Group.

As of 25 October 2019, upon completion of the Company’s initial public offering, the Company re-designated all of the outstanding Series A Preferred Shares of the Company into ordinary shares pursuant to (c) disclosed above.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26                                  Convertible redeemable preferred shares (Continued)

(f)                                   Fair value measurement (Continued)

The movement of the Series A Preferred Shares is set out as below:

RMB’000

For the year ended 31 December 2017
At 1 January 2017	164,403
Change in fair value	85,461
At 31 December 2017	249,864
Fair value change for the year included in statement of comprehensive income for liabilities held at the year end	85,461

For the year ended 31 December 2018
At 1 January 2018	249,864
Change in fair value	226,248
At 31 December 2018	476,112
Fair value change for the year included in statement of comprehensive income for liabilities held at the year end	226,248

For the year ended 31 December 2019
At 1 January 2019	476,112
Change in fair value	(136,656)
Converted into ordinary share upon initial public offering	(339,456)
At 31 December 2019	—
Fair value change for the year included in statement of comprehensive income for liabilities held at the year end	(136,656)

There is no sensitivity analysis as at 31 December 2018 and 2019 as the market comparable method was used.

27                                  Convertible note

On 8 December 2016, the Company entered into a convertible note purchase agreement, and pursuant to which, the Company issued a convertible note at principal amount of US$8,700,948 (equivalent to approximately RMB60,163,000). The key terms of the convertible note are summarised as follows:

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27                                  Convertible note (Continued)

(a)                                 Conversion feature

Convertible note is convertible into Series B Preferred Shares of the Company, at the option of the holder, unless the Company has previously elected to redeem the convertible note, at occurrence of an exit event, which refer to (a) the liquidation, dissolution or winding up of the Company; (b) the acquisition of the Company in which in excess of 50% of the Company’s voting power outstanding before such transaction is transferred; or (c) the sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries or the exclusive licensing of substantially all of the intellectual properties of the Company and its subsidiaries or (d) an initial public offering of the Company’s shares an internationally recognised stock exchange (the “Exit Event”).

(b)                                 Redemption feature

At any time after the earliest of (i) an Exit Event, or (ii) the fourth anniversary of the issuance of the convertible note, both holder and the Company have a right to redeem all outstanding convertible note. The redemption price equals to 100% of the issue price plus an amount accruing at a rate of 15% per annum, compounding semi-annually, beginning on the date of issuance of such convertible note and to the redemption price payment date, plus any declared and unpaid dividends.

Before the first anniversary of the issuance of the convertible note, the convertible note is redeemable at the option of the Company and with the consent of the convertible note holder. The redemption price equals to 100% of the issue price plus an interest amount accruing at a rate of 8% of the issue price.

Upon or after the first anniversary but prior to fourth anniversary of the issuance of the convertible note, at the option of the Company, the convertible note is redeemable at redemption price equals to 100% of the issue price plus an amount accruing at a rate of 15% per annum, beginning on the date of issuance of such convertible note and to the redemption price payment date, plus any declared and unpaid dividends.

(c)                                  Fair value measurement

The Group monitors the convertible note on a fair value basis which is in accordance with its risk management strategy and does not bifurcate any feature from its debt host instrument and designates the entire hybrid contract as a financial liability at fair value through profit or loss with the changes in the fair value recorded in consolidated statement of comprehensive income.

As at 31 December 2018 and 2019, the directors had used the market comparable method.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27                                  Convertible note (Continued)

(c)                                  Fair value measurement (Continued)

On 13 November 2019, the convertible note has been fully redeemed and repaid pursuant to (b) disclosed above.

The movement of the convertible note is set out as below:

RMB’000

For the year ended 31 December 2017
At 1 January 2017	60,163
Change in fair value	1,283
At 31 December 2017	61,446

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	1,283

For the year ended 31 December 2018
At 1 January 2018	61,446
Change in fair value	9,152
At 31 December 2018	70,598

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	9,152

For the year ended 31 December 2019
At 1 January 2019	70,598
Change in fair value	5,193
Repayment during the year	(75,791)
At 31 December 2019	—

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	5,193

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28                                  Exchangeable note liabilities

On 8 December 2016 (the ‘‘Issuance Date’’), immediate holding companies of the Company (the “Holding Companies’’) owned by Dr. Zhou Pengwu and Ms. Ding Wenting entered into exchangeable note purchase agreements with an independent investor, and pursuant to which, the Holding Companies issued exchangeable notes at principal amounts of US$13,921,517 (RMB97,227,875) in total (the ‘‘Exchangeable Note’’).

The Exchangeable Note holder has the right to require the Holding Companies to exchange for a predetermined amount of Series B Convertible Redeemable Preferred Shares of the Company at any time (the ‘‘Exchange’’). Upon occurrence of the Exchange, the Company will issue 5,976,960 Series B Preferred Shares to the Exchangeable Note holder and simultaneously the Company will cancel 5,976,960 ordinary shares held by Dr. Zhou Pengwu and Ms. Ding Wenting.

On the Issuance Date, the Group recognised the fair value of the Exchangeable Note of RMB90,513,000 as a financial liability at fair value through profit or loss, as the Exchange can be initiated at any time by the Exchangeable Note holder and the corresponding Series B Preferred Shares would be liability classified.

Also on the Issuance Date, the Group measured the fair value of the 5,976,960 ordinary shares in the Company that will be cancelled upon the future occurrence of the Exchange, recognising a corresponding reduction in other reserves of RMB51,311,000.

The fair value of the Exchangeable Note liability recognised on the Issuance Date was equal to the corresponding fair value of the Series B Preferred Shares that would be issued by the Company upon the Exchange. The amount by which the fair value of the Series B Preferred Shares exceeded the fair value of the 5,976,960 ordinary shares held by Dr. Zhou Pengwu and Ms. Ding Wenting that would be cancelled upon the Exchange, was equal to RMB39,202,000. This amount was recognised as an one-time compensatory expense charged to the consolidated statements of comprehensive income for the year ended 31 December 2016.

The key terms of the Exchangeable Note are summarised as follows:

(a)                                 Redemption feature

At the fourth anniversary of the issuance of the exchangeable note, Holding Companies shall redeem the exchangeable note by payment of the principal amounts to the exchangeable note holder.

(b)                                 Exchange feature

Exchangeable note is exchangeable into Series B Preferred Shares of the Company, at the option of the holder, at any time before the fourth anniversary of the issuance of the exchangeable note. Also, all Series B Preferred Shares will automatically convert to ordinary shares upon completion of a qualified initial public offering. Exchange price of the exchange is at US$2.3292. The par value of Series B Preferred Shares is US$1 each. Set out below are the key features of the Series B Preferred Shares:

(i)                                     Dividends rights

The holders of Series B Preferred Shares will be entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 8% of the issue price per annum when it is declared by the Board of Directors.

The holders of Series B Preferred Shares would be entitled to receive participating dividends if declared as if each outstanding Series B Preferred Shares had been converted into ordinary shares prior to the record date for dividend or distribution.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28                                  Exchangeable note liabilities (Continued)

(b)                                 Exchange feature (Continued)

(ii)                                  Voting rights

Each Series B Preferred Shares conveys the right to its holder of one vote for each ordinary share upon conversion.

(iii)                               Conversion feature

Series B Preferred Shares are convertible, at the option of the holders, at any time after the date of issuance of such Series B Preferred Shares into such number of fully paid ordinary shares of the Company according to a conversion price. Conversion price is initially the issue price of Series B Preferred Shares , resulting in an initial conversion ratio of 1:1, and is subject to adjustments for certain events, including but not limited to additional equity securities issuance, share dividends, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to anti-dilution adjustment in the event the Company issues new securities at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution. Each Series B Preferred Shares is automatically converted into ordinary shares of the Company at the then effective conversion price upon earlier of (i) the closing date of a qualified initial public offering of the Company’s shares on a reputable stock exchange, or (ii) the date of election by the majority of holders of Series A Preferred Shares, Series B Preferred Shares, Convertible note and Exchangeable note.

Upon conversion, all preferred rights entitled to such holders shall lapse and such holders will thereafter hold rights equivalent to ordinary shareholders.

(iv)                              Redemption feature

At any time after the earliest of (i) the date that any other class or series of equity securities of the Company becomes redeemable, or (ii) the fourth anniversary of the issuance of the Series B Preferred Shares, the Series B Preferred Shares holders have a right to require the Company to redeem all outstanding Series B Preferred Shares, where the majority of Series B Preferred Shares holders vote for a redemption. The redemption price equals to 100% of the issuance price plus an amount accruing at a rate of 10% per annum, compounding annually, beginning on the date of issuance of the Convertible note and to the redemption price payment date, plus any declared and unpaid dividends.

(v)                                 Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group, the holders of Series B Preferred Shares will be entitled to receive in preference to the holders of other classes of shares of the Company, a liquidation preference per share equal to 100% of the issue price of the Series B Preferred Shares, plus an amount accruing daily at a rate of 10% per annum, compound annually, beginning on the date of issuance of the Convertible note and to the date the liquidator pays the Preferred Amount (as defined below), plus all accrued but unpaid dividends on such Series B Preferred Shares (collectively, the “B Preferred Amount”).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28                                  Exchangeable note liabilities (Continued)

(c)                               Fair value measurement

The Group monitors the exchangeable note on a fair value basis which is in accordance with its risk management strategy and does not bifurcate any feature from its debt host instrument and designates the entire compound financial instruments as a financial liability at fair value through profit or loss with the changes in the fair value recorded in consolidated statement of comprehensive income.

As at 31 December 2018 and 2019, the directors had used the market comparable method.

The change in fair value is because of change in underlying value of the Group.

In September 2019, holder of the Exchangeable Note and the Holding Companies owned by Dr. Zhou Pengwu and Ms. Ding Wenting agreed that immediately prior to the completion of the initial public offering of the Company, the outstanding principal amount of the Exchangeable Note shall be converted into 5,976,960 Series B Preferred Shares of the Company pursuant to (b) disclosed above.

As of 25 October 2019, upon completion of the Company’s initial public offering, the note has been fully converted into ordinary shares accordingly. Immediately after completion of the initial public offering, the Company re-designated all of the outstanding Series B Preferred Shares of the Company into ordinary shares.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28           Exchangeable note liabilities (Continued)

(c)           Fair value measurement (Continued)

The movement of the exchangeable note liabilities is set out as below:

RMB’000

For the year ended 31 December 2017
At 1 January 2017	90,513
Change in fair value	38,307
At 31 December 2017	128,820

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	38,307

For the year ended 31 December 2018
At 1 January 2018	128,820
Change in fair value	56,925
At 31 December 2018	185,745

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	56,925

For the year ended 31 December 2019
At 1 January 2019	185,745
Change in fair value	(45,274)
Converted into ordinary share upon initial public offering	(140,471)
At 31 December 2019	—

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	(45,274)

There is no sensitivity analysis as at 31 December 2018 and 2019 as the market comparable method was used.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29           Cash generated from operations

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

(Loss)/profit before income tax	(53,169)	(233,972)	152,364
Adjustments for:
Finance income	(868)	(322)	(388)
Finance costs	6,581	9,244	24,293
Amortisation of intangible assets (Note 14)	2,267	2,395	3,336
Depreciation of property, plant and equipment (Note 11)	25,522	27,306	78,163
Depreciation of investment properties (Note 13)	1,322	2,439	2,335
Loss on write off of property, plant and equipment (Note 11)	559	80	1,715
Share of losses/(profits) of investments accounted for using the equity method	1,415	(1,730)	1,738
Fair value loss/(gain) of convertible redeemable preferred shares	85,461	226,248	(136,656)
Fair value loss of convertible note	1,283	9,152	5,193
Fair value loss/(gain) of exchangeable note liabilities	38,307	56,925	(45,274)
Fair value loss of derivative financial instrument	—	301	(301)
Share-based payment	—	—	47,788
Written-off of assets/liabilities held for sale	—	—	2,070
Goodwill impairment	—	—	1,405
Gain on disposal of associate	—	(3,996)	(14,251)
Gain on disposal of subsidiaries (Note 31)	(1,737)	191	(3,040)
	106,943	94,261	120,490
Changes in working capital:
- Inventories	(10,969)	3,395	(3,037)
- Trade receivables	(4,174)	(824)	1,376
- Other receivables, deposits and prepayments	(1,851)	(35,842)	(11,742)
- Balances with related parties	(10,408)	(25,092)	—
- Trade payables	2,708	(2,196)	(1,567)
- Accruals, other payables and provisions	13,018	(3,807)	(4,521)
- Contract liabilities	2,524	(31)	(304)
Cash flow from operating activities	97,791	29,864	100,695

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29           Cash generated from operations (Continued)

This section sets out an analysis of net debt and the movements in net debt for the years:

	Liabilities from financing activities
Net debt	Cash and bank	Borrowing due within 1 year	Borrowing due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1 January 2018	105,345	(22,020)	(23,980)	—	—	59,345
Cash flows	(4,547)	(55,110)	4,104	—	—	(55,553)
Foreign exchange adjustments	1,088	—	—	—	—	1,088
As at 31 December 2018	101,886	(77,130)	(19,876)	—	—	4,880

As at 1 January 2019	101,886	(77,130)	(19,876)	(24,329)	(108,778)	(128,227)
Cash flows	53,846	(50,340)	6,959	(11,912)	(56,826)	(58,273)
Foreign exchange adjustments	(1,242)	—	—	(25)	(11)	(1,278)
As at 31 December 2019	154,490	(127,470)	(12,917)	(36,266)	(165,615)	(187,778)

30           Business combination

(a)         Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd.

On 5 April 2017, the Group acquired 95% of the share capital of Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd. (“Guangzhou Pengai”), an aesthetic medical treatment provider operating in the PRC for RMB13,110,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Guangzhou. The goodwill of RMB4,722,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The following table summarises the consideration paid for Guangzhou Pengai.

RMB’000

Purchase consideration
Cash paid	12,144
Consideration payable	966
Total purchase consideration	13,110

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(a)         Guangzhou Pengai Aesthetic Medical Clinic Co., Ltd (Continued)

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Cash and cash equivalents	153
Trade receivables and other receivables	59
Inventories	235
Properties, plant and equipment	9,288
Trade payables and other payables	(906)
Non-controlling interest	(441)
Net identifiable assets acquired	8,388
Add: goodwill (Note 13)	4,722
Net assets acquired	13,110

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash consideration	(12,144)
Cash and cash equivalents	153
Net outflow of cash and cash equivalents included in cash flows from investing activities	(11,991)

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2017.

For the year ended 31 December 2017, the revenue included in consolidated statement of comprehensive income since 5 April 2017 contributed by Guangzhou Pengai was RMB11,087,000. Guangzhou Pengai also contributed loss of RMB2,268,000 over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2016:

	2016	2017
	RMB’000	RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	595,329	709,963
Profit/(loss) after tax	86,303	(73,009)

Had Guangzhou Pengai been consolidated from 1 January 2016, consolidated statement of comprehensive income would show pro forma revenue of RMB595,329,000 and a net gain of RMB86,303,000.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(b)         Chengdu Pengai Yueji Medical Aesthetic Clinic Co., Ltd.

On 28 December 2017, the Group acquired 70% of the share capital of Chengdu Jinjiang Yueji Medical Aesthetic Clinic Company Limited (“Chengdu Yueji”), an aesthetic medical treatment provider operating in the PRC for RMB30,500,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Chengdu. The goodwill of RMB19,749,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The following table summarises the consideration paid for Chengdu Yueji.

RMB’000

Purchase consideration
Cash paid	20,000
Consideration payable	10,500
Total purchase consideration	30,500

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Cash and cash equivalents	2,391
Intangible assets	8,770
Trade receivables and other receivables	5,175
Inventories	878
Properties, plant and equipment	3,906
Trade payables and other payables	(2,107)
Current income tax liabilities	(1,461)
Deferred income tax liabilities	(2,193)
Non-controlling interest	(4,608)
Net identifiable assets acquired	10,751
Add: goodwill (Note 13)	19,749
Net assets acquired	30,500

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash consideration	(20,000)
Cash and cash equivalents	2,391
Net outflow of cash and cash equivalents included in cash flows from investing activities	(17,609)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(b)         Chengdu Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (Continued)

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2017.

For the year ended 31 December 2017, no revenue is included in consolidated statement of comprehensive income since 28 December 2017 contributed by Chengdu Yueji. There is no gain or loss contributed by Chengdu Yueji over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2016:

	2016	2017
	RMB’000	RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	606,876	723,819
Profit/(loss) after tax	93,964	(67,348)

(c)          Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd.

On 28 May 2018, the Group acquired additional 49% of the equity interest of Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (“Hangzhou Pengai”) at a consideration of RMB6,000,000. Hangzhou Pengai became a 100% subsidiary of the Company since then.

The following table summarises the consideration paid for Hangzhou Pengai.

RMB’000
Total consideration
Fair value of the previously held equity interest in an associate at the acquisition date	6,245
Cash consideration	6,000
12,245

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(c)          Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (Continued)

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Cash and cash equivalents	2,022
Intangible assets	1,175
Other receivables	5,006
Inventories	188
Property, plant and equipment	6,365
Trade payables and other payables	(5,779)
Contract liabilities	(936)
Deferred income tax liabilities	(283)
Net identifiable assets acquired	7,758
Add: goodwill (Note 14)	4,487
Net assets acquired	12,245

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash consideration	(5,000)
Cash and cash equivalents	2,022
Net outflow of cash and cash equivalents included in cash flows from investing activities	(2,978)

As at 31 December 2018, the consideration payable balance in relation to the acquisition of Hangzhou Pengai is RMB1,000,000.

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2018.

For the year ended 31 December 2018, the revenue included in consolidated statement of comprehensive income since 28 May 2018 contributed by Hangzhou Pengai was RMB9,613,000. Hangzhou Pengai also contributed profit of RMB298,000 over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2018:

2018
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	765,406
Loss after tax	(312,224)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(d)         Jinan Pengai Medical Aesthetic Clinic Co., Ltd.

In January 2017, the Group disposed of its entire 95% equity interest in Jinan Pengai Medical Aesthetic Clinic Co., Ltd. (“Jinan Pengai”) to an independent third party (the “Buyer”) at a consideration of RMB13,450,000. As of 31 December 2018, the consideration receivable balance in relation to the disposal was RMB13,450,000.

In January 2019, after due negotiation about the settlement of the consideration receivable between the Group and the Buyer, the Group entered into an agreement with the Buyer to acquire back the 95% equity interest in Jinan Pengai at a consideration of RMB13,450,000.

As a result of the acquisition, the Group is expected to increase its presence in Jinan. The goodwill of approximately RMB8,849,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The following table summarises the consideration paid for Jinan Pengai.

RMB’000
Purchase consideration
Settlement of receivable due from the Buyer	13,450
Settlement of pre-existing balance with Jinan Pengai	1,190
Total purchase consideration	14,640

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Cash and cash equivalents	66
Trade receivables and other receivables	1,638
Inventories	367
Properties, plant and equipment	5,324
Intangible assets	4,630
Trade payables and other payables	(1,544)
Lease liabilities	(3,331)
Deferred tax liabilities	(1,054)
Non-controlling interest	(305)
Net identifiable assets acquired	5,791
Add: goodwill (Note 14)	8,849
Net assets acquired	14,640

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(d)         Jinan Pengai Medical Aesthetic Clinic Co., Ltd. (Continued)

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash paid	—
Cash and cash equivalents	66
Net inflow of cash and cash equivalents included in cash flows from investing activities	66

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2019.

For the year ended 31 December 2019, the revenue included in consolidated statement of comprehensive income since 1 January 2019 contributed by Jinan Pengai was approximately RMB10,107,000. Jinan Pengai also contributed loss of approximately RMB2,791,000 over the same period.

(e)          Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd.

In March 2019, the Group acquired an additional 30% equity interest of Shenzhen Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (“Shenzhen Yueji”) at a consideration of RMB30,000,000. This resulted in an increase of the Company’s equity interest of Shenzhen Yueji from 30% to 60%. Shenzhen Yueji became a subsidiary of the Company since then.

The following table summarises the consideration for this transaction.

RMB’000
Total consideration
Fair value of the previously held equity interest in Shenzhen Yueji at the acquisition date	30,000
Cash consideration	30,000
Settlement of pre-existing balance with Shenzhen Yueji	19,442
79,442

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(e)          Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (Continued)

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Cash and cash equivalents	1,054
Trade and other receivables	8,056
Inventories	1,966
Property, plant and equipment	43,081
Intangible assets	38,840
Trade payables and other payables	(10,491)
Borrowings	(3,400)
Lease liabilities	(26,057)
Income tax payable	(131)
Deferred tax liabilities	(8,323)
Non-controlling interest	(17,838)
Net identifiable assets acquired	26,757
Add: goodwill (Note 14)	52,685
Net assets acquired	79,442

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash paid	(30,000)
Cash and cash equivalents	1,054
Net outflow of cash and cash equivalents included in cash flows from investing activities	(28,946)

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2019.

For the year ended 31 December 2019, the revenue included in consolidated statement of comprehensive income since 1 April 2019 contributed by Shenzhen Yueji was approximately RMB54,913,000. Shenzhen Yueji also contributed profit of approximately RMB5,353,000 over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2019:

2019
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	895,456
Profit after tax	85,040

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31           Disposals of subsidiaries

(a)         Jinan Pengai Aesthetic Medical Hospital Co., Ltd. (“Jinan”)

On 1 January 2017, the Group disposed its entire interest in Jinan to an individual third party. Details of the net assets of Jinan disposed of and their financial impacts are summarised as follows:

2017
RMB’000

Net assets disposed of:
Property, plant and equipment	1,897
Intangible assets	8,163
Goodwill	2,094
Deferred income tax assets	77
Inventories	630
Other receivables, deposits and prepayments	6,009
Current income tax recoverable	33
Cash and cash equivalents	105
Deferred income tax liabilities	(2,041)
Trade payables	(149)
Accruals, other payables and provisions	(3,922)
Deferred revenue	(14)
Non-controlling interests	(654)
Net assets of subsidiary	12,228
Gain on disposal of subsidiary	1,222
Cash consideration	13,450

As at 31 December 2017 and 2018, the consideration receivable balance in relation to the disposal of Jinan is RMB13,450,000.

In January 2019, after due negotiation about the settlement of the consideration receivable between the Group and the third party buyer of Jinan, the Group entered into an agreement with the third party buyer of Jinan to acquire back the entire equity interest of Jinan at the same amount of consideration.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31           Disposals of subsidiaries (Continued)

(b)         Shanghai Nishizhen Aesthetic Medical Clinic Co., Ltd. (“Nishizhen”)

On 1 January 2017, the Group disposed its entire interest in Nishizhen to an individual third party. Details of the net assets of Nishizhen disposed of and their financial impacts are summarised as follows:

2017
RMB’000

Net assets disposed of:
Property, plant and equipment	3,658
Intangible assets	146
Goodwill	1,227
Other receivables, deposits and prepayments	563
Current income tax recoverable	281
Cash and cash equivalents	244
Deferred income tax liabilities	(35)
Trade payables	(28)
Accruals, other payables and provisions	(96)
Non-controlling interests	(625)
Net assets of subsidiary	5,335
Gain on disposal of subsidiary	515
Cash consideration	5,850

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Nishizhen is as follows:

2017
RMB’000

Cash consideration	5,850
Cash and cash equivalents disposed of	(244)
Net cash inflow in respect of disposal of Nishizhen	5,606

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31           Disposals of subsidiaries (Continued)

(c)          Beijing Aomei Yixin Investment Consultation Company (“Beijing Aomei”)

On 11 January 2018, the Group disposed its entire interest in Beijing Aomei to an individual third party. Details of the net assets of Beijing Aomei disposed of and their financial impacts are summarised as follows:

RMB’000

Net assets disposed of:
Property, plant and equipment	2,273
Intangible assets	19
Goodwill	572
Deferred income tax assets	1,273
Inventory	691
Trade receivables	79
Other receivables, deposits and prepayments	778
Current income tax recoverable	18
Cash and cash equivalents	2,273
Trade payables	(257)
Accruals, other payables and provisions	(2,733)
Non-controlling interests	85
Net assets of subsidiary	5,071
Loss on disposal of subsidiary	(191)
Cash consideration	4,880

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Beijing Aomei is as follows:

2018
RMB’000

Cash received during 2018	3,200
Cash and cash equivalents disposed of	(2,273)
Net cash inflow in respect of disposal of Beijing Aomei	927

As at 31 December 2018 and 2019, the consideration receivable balance in relation to the disposal of Beijing Aomei is RMB1,680,000.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31           Disposals of subsidiaries (Continued)

(d)         Yantai Pengai Aesthetic Medical Hospital Co., Ltd. (“Yantai Pengai”)

In January 2019, the Group disposed of its entire equity interest in Yantai Pengai to an individual third party. Details of the net assets of Yantai Pengai disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	10,540
Goodwill	367
Inventories	157
Trade and other receivables	5,891
Cash and cash equivalents	241
Income tax payable	(271)
Trade payables and other payables	(1,834)
Accruals, other payables and provisions	(4,683)
Contract liabilities	(133)
Lease liabilities	(8,079)
Non-controlling interests	(609)
Net assets of subsidiary	1,587
Gain on disposal of subsidiary	3,301
Cash consideration	4,888

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Yantai Pengai is as follows:

RMB’000

Cash received	3,160
Cash and cash equivalents disposed of	(241)
Net cash inflow in respect of disposal of Yantai Pengai	2,919

As at 31 December 2019, the consideration receivable balance in relation to the disposal of Yantai Pengai is approximately RMB728,000.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31           Disposals of subsidiaries (Continued)

(e)          Baotou Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (“Baotou Pengai”)

In May 2019, the Group disposed of its 5% equity interest of Baotou Pengai to an individual third party. As a result, the equity interest of Baotou Pengai held by the Group was decreased from 51% to 46% and the Group lost the control. Details of the net assets of Baotou Pengai disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	7,191
Intangible assets	16
Deferred tax assets	182
Inventory	236
Other receivables	682
Current income tax recoverable	14
Cash and cash equivalents	1,465
Trade and other payables	(5,560)
Contract liabilities	(17)
Lease liabilities	(367)
Non-controlling interests	(1,932)
Net assets of subsidiary	1,910
Loss on disposal of subsidiary	(261)
1,649
Satisfied by:
Cash consideration	150
Fair value of the equity interest in an associate at the acquisition date	1,499
Total consideration	1,649

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Baotou Pengai is as follows:

2019
RMB’000

Cash received	150
Cash and cash equivalents disposed of	(1,465)
Net cash outflow in respect of disposal of Baotou Pengai	(1,315)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests

During the year ended 31 December 2017, 2018 and 2019, the Group completed the following transactions with non-interesting interests and the impact are as below:

	(Debit)/credit to other reserve	Debit to non- controlling interests	Total net (debit)/credit to Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2017
Acquisition of additional interests in a subsidiary:
- Huizhou Pengai Aesthetic Medical Hospital Co. Ltd. (“Huizhou Pengai”) (Note a)	(308)	(982)	(1,290)

Disposal of interests in a subsidiary without loss of control:
- Changsha Pengai Aesthetic Medical Clinic Co. Ltd. (“Changsha Pengai”) (Note b)	426	(6)	420
	118	(988)	(870)

For the year ended 31 December 2018
Acquisition of additional interests in a subsidiary:
- Huizhou Pengai (Note c)	410	(590)	(180)
- Chongqing Pengai Aesthetic Medical Clinic Co., Ltd. (“Chongqing Pengai”) (Note d)	(3,820)	(2,430)	(6,250)

Disposal of interests in a subsidiary without loss of control:
- Shenzhen Pengai Xiuqi Medical Aesthetic Clinic Co. Ltd. (“Pengai Xiuqi”) (Note e)	—	1,320	1,320
- Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd. (“Guangzhou Pengai”) (Note f)	681	1,199	1,880
- Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (“Hangzhou Pengai”) (Note g)	(350)	2,809	2,459
	(3,079)	2,308	(771)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

	(Debit)/credit to other reserve	Debit to non- controlling interests	Total net (debit)/credit to Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2019
Acquisition of additional interests in a subsidiary:
- Guangzhou Pengai (Note h)	(1,946)	(1,062)	(3,008)
- Hangzhou Pengai (Note i)	(2,389)	(2,517)	(4,906)
- Chongqing Pengai (Note j)	(867)	(383)	(1,250)
- Changsha Pengai (Note k)	(539)	(511)	(1,050)

Disposal of interests in a subsidiary without loss of control:
- Guangzhou Pengai (Note l)	642	298	940
- Nanchang Pengai Aesthetic Medical Clinic Co., Ltd. (“Nanchang Pengai”) (Note m)	(161)	1,111	950
- Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (“Yantai Pengai Jiayan”) (Note n)	12	488	500
	(5,248)	(2,576)	(7,824)

(a)                                  Acquisition of additional interest in Huizhou Pengai

2017
RMB’000

Carrying amount of non-controlling interests acquired	982
Consideration paid to non-controlling interests	(1,290)
Excess of consideration paid to non-controlling interest recognised within equity	(308)

On 31 July 2017 and 30 September 2017, the Group purchased additional 1% and 4% equity interest respectively of Huizhou Pengai at consideration of RMB150,000 and RMB1,140,000 respectively which resulted in an increase in the Group’s equity interest in Huizhou Pengai from 57.5% to 62.5%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

(b)                              Disposal of interest in Changsha Pengai without loss of control

2017
RMB’000

Carrying amount of non-controlling interests disposed of	6
Less: consideration received from non-controlling interest	420
Gain on disposal within equity	426

On 30 November 2017, the Group disposed 4% equity interest in Changsha Pengai at a total consideration of RMB420,000 which resulted in a decrease in the Group’s equity interest in Changsha Pengai from 83% to 79%.

(c)                                   Acquisition of additional interest in Huizhou Pengai

2018
RMB’000

Carrying amount of non-controlling interests acquired	590
Consideration paid to non-controlling interests	(180)
Gain on acquisition within equity	410

On 24 July 2018, the Group purchased additional 3% equity interest of Huizhou Pengai at consideration of RMB180,000 which resulted in an increase in the Group’s equity interest in Huizhou Pengai from 62.5% to 65.5%.

(d)                                  Acquisition of additional interest in Chongqing Pengai

2018
RMB’000

Carrying amount of non-controlling interests acquired	2,430
Consideration paid to non-controlling interests	(6,250)
Excess of consideration paid to non-controlling interest recognised within equity	(3,820)

On 1 January 2018 and 27 August 2018, the Group purchased additional 15% and 10% equity interest respectively of Chongqing Pengai at consideration of RMB3,750,000 and RMB2,500,000 respectively which resulted in an increase in the Group’s equity interest in Chongqing Pengai from 70% to 95%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

(e)                                   Disposal of interest in Pengai Xiuqi without loss of control

2018
RMB’000

Carrying amount of non-controlling interests disposed of	(1,320)
Less: consideration received from non-controlling interest	1,320
Gain on disposal within equity	—

On 10 October 2018 and 17 December 2018, the Group disposed 8% and 3% equity interest respectively in Pengai Xiuqi at a total consideration of RMB960,000 and RMB360,000 respectively which resulted in a decrease in the Group’s equity interest in Pengai Xiuqi from 100% to 89%.

(f)                                    Disposal of interest in Guangzhou Pengai without loss of control

2018
RMB’000

Carrying amount of non-controlling interests disposed of	(1,199)
Less: consideration received from non-controlling interest	1,880
Gain on disposal within equity	681

On 1 February 2018, the Group disposed 10% equity interest in Guangzhou Pengai at a total consideration of RMB1,880,000 which resulted in a decrease in the Group’s equity interest in Guangzhou Pengai from 95% to 85%.

(g)                                  Disposal of interest in Hangzhou Pengai without loss of control

2018
RMB’000

Carrying amount of non-controlling interests disposed of	(2,809)
Less: consideration received from non-controlling interest	2,459
Gain on disposal within equity	(350)

On 31 August 2018, the Group disposed 20% equity interest in Hagnzhou Pengai at a total consideration of RMB2,459,000 which resulted in a decrease in the Group’s equity interest in Hagnzhou Pengai from 100% to 80%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

(h)                                  Acquisition of interest in Guangzhou Pengai

2019
RMB’000

Carrying amount of non-controlling interests acquired	1,946
Consideration paid to non-controlling interests	(3,008)
Excess of consideration paid to non-controlling interest recognised within equity	(1,062)

On 24 June 2019 and 18 December 2019, the Group purchased additional 11% and 5% equity interest of Guagnzhou Pengai at consideration of RMB2,068,000 and RMB940,000 which resulted in an increase in the Group’s equity interest in Guangzhou Pengai from 85% to 96% and from 91% to 96%, respectively.

(i)                                     Acquisition of interest in Hangzhou Pengai

2019
RMB’000

Carrying amount of non-controlling interests acquired	2,389
Consideration paid to non-controlling interests	(4,906)
Excess of consideration paid to non-controlling interest recognised within equity	(2,517)

On 12 June 2019, the Group purchased additional 20% equity interest of Hangzhou Pengai at consideration of RMB4,906,000 which resulted in an increase in the Group’s equity interest in Hangzhou Pengai from 80% to 100%.

(j)                                     Acquisition of interest in Chongqing Pengai

2019
RMB’000

Carrying amount of non-controlling interests acquired	867
Consideration paid to non-controlling interests	(1,250)
Excess of consideration paid to non-controlling interest recognised within equity	(383)

On 28 May 2019, the Group purchased additional 5% equity interest of Chongqing Pengai at consideration of RMB1,250,000 which resulted in an increase in the Group’s equity interest in Chongqing Pengai from 95% to 100%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

(k)                                  Acquisition of interest in Changsha Pengai

2019
RMB’000

Carrying amount of non-controlling interests acquired	539
Consideration paid to non-controlling interests	(1,050)
Excess of consideration paid to non-controlling interest recognised within equity	(511)

On 10 December 2019, the Group purchased additional 10% equity interest of Changsha Pengai at consideration of RMB1,050,000 which resulted in an increase in the Group’s equity interest in Changsha Pengai from 79% to 89%.

(l)                                     Disposal of interest in Guangzhou Pengai without loss of control

2019
RMB’000

Carrying amount of non-controlling interests disposed of	(642)
Less: consideration received from non-controlling interest	940
Gain on disposal within equity	298

On 24 June 2019, the Group disposed 5% equity interest in Guangzhou Pengai at a total consideration of RMB940,000 which resulted in a decrease in the Group’s equity interest in Guangzhou Pengai from 96% to 91%.

(m)                              Disposal of interest in Nanchang Pengai without loss of control

2019
RMB’000

Carrying amount of non-controlling interests disposed of	161
Less: consideration received from non-controlling interest	950
Gain on disposal within equity	1,111

On 1 June 2019, the Group disposed 19% equity interest in Nanchang Pengai at a total consideration of RMB950,000 which resulted in a decrease in the Group’s equity interest in Nanchang Pengai from 70% to 51%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

(n)                                  Disposal of interest in Yantai Pengai Jiayan without loss of control

2019
RMB’000

Carrying amount of non-controlling interests disposed of	(12)
Less: consideration received from non-controlling interest	500
Gain on disposal within equity	488

On 16 May 2019, the Group disposed 5% equity interest in Yantai Pengai Jiayan at a total consideration of RMB500,000 which resulted in a decrease in the Group’s equity interest in Yantai Pengai Jiayan from 94% to 89%.

33                                  Share based compensation

The Group has adopted a share-based compensation plan, namely the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, (the “Share Incentive Plan”). The Share Incentive Plan was approved by the board of directors of the Company on 1 June 2019. According to the Share Incentive Plan, 5,940,452 ordinary shares were held as treasury shares of the Company as of 31 December 2019. These ordinary shares have been reserved to be issued to any qualified employees, directors and consultant as determined by the board of directors of the Company. The options will be exercisable only if option holders continue their employment before exercising the options. The maximum term of any issued stock option is ten years from the grant date.

One-fourth (1/4) of granted options shall vest and become exercisable upon the first anniversary of the effective date of a registration statement covering any public offering of the Company’s securities (“First Vesting Date”). The remaining 75% of the total number of ordinary shares subject to the option shall vest in 36 equal monthly installments, with the first installment vesting on the last day of the month following First Vesting Date and an additional installment vesting on the last day of each of the 35 months thereafter.

The option holder may elect at any time to exercise any part or all of the vested options before the expiry date.

Movements in the number of options for the year ended 31 December 2018 and 2019 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value
		RMB	RMB

Outstanding as of 1 January 2018 and 31 December 2018	—	—	—
Granted during the year	5,940,452	0.007	28.01
Outstanding as of 31 December 2019	5,940,452	0.007	28.01

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33                                  Share based compensation (Continued)

The fair value of share options were valued using Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Year ended 31 December 2019
Risk free interest rate	2.2%
Expected dividend yield	0
Expected volatility	57.87%
Exercise multiples	2.2
Contractual life	10

Share options outstanding as of 31 December 2019 have the following expiry date and exercise prices:

Grant date	Expiry date	Exercise price		Share options as of 31 December 2019

1 June 2019	31 May 2029	US$	0.001	5,940,452
Weighted average remaining contractual life of options outstanding at end of period:				9.06

The share-based compensation expenses of RMB47,788,000 has been charged to the consolidated statements of comprehensive income in the current year.

34                                  Summarised financial information of subsidiaries with material non-controlling interests

Set out below are the summarised financial information for each subsidiary that has non-controlling interests that are material to the Group.

As at 31 December 2017, 2018 and 2019, the non-controlling interests attributable to these entities accounted for  77%, 70% and 88% of the total non-controlling interests for the respective year end.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	19,210	17,166	17,897	11,368	12,092	17,168	9,117	10,699	6,891
- Liabilities	(4,833)	(2,988)	(4,432)	(3,176)	(2,936)	(14,387)	(33,347)	(33,867)	(31,609)

Total current net assets/(liabilities)	14,377	14,178	13,465	8,192	9,156	2,781	(24,230)	(23,168)	(24,718)

Non-current
- Assets	2,176	2,124	2,429	2,456	3,108	3,656	33,188	30,928	51,114
- Liabilities	—	—	—	—	—	—	—	—	(18,743)

Total non-current net assets	2,176	2,124	2,429	2,456	3,108	3,656	33,188	30,928	32,371

Net assets	16,553	16,302	15,894	10,648	12,264	6,437	8,958	7,760	7,653

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	8,441	5,656	4,183	13,192	7,081	5,060	9,908	9,180	2,226
- Liabilities	(3,566)	(2,419)	(6,267)	(856)	(12,776)	(9,250)	(2,053)	(3,893)	(12,738)

Total current net assets/(liabilities)	4,875	3,237	(2,084)	12,336	(5,695)	(4,190)	7,855	5,287	(10,512)

Non-current
- Assets	3,905	5,515	11,803	137	17,578	27,838	1,349	4,563	25,174
- Liabilities	—	—	(5,689)	—	—	(2,262)	—	—	(6,458)

Total non-current net assets	3,905	5,515	6,114	137	17,578	25,576	1,349	4,563	18,716

Net assets	8,780	8,752	4,030	12,473	11,883	21,386	9,204	9,850	8,204

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	n/a	n/a	17,627	n/a	n/a	2,125	7,075	6,243	4,426
- Liabilities	n/a	n/a	(20,648)	n/a	n/a	(21,540)	(980)	(794)	(1,305)

Total current net assets/(liabilities)	n/a	n/a	(3,021)	n/a	n/a	(19,415)	6,095	5,449	3,121

Non-current
- Assets	n/a	n/a	9,153	n/a	n/a	33,742	854	1,014	893
- Liabilities	n/a	n/a	—	n/a	n/a	(16,256)	—	—	—

Total non-current net assets	n/a	n/a	9,153	n/a	n/a	17,486	854	1,014	893

Net assets/(liabilities)	n/a	n/a	6,132	n/a	n/a	(1,929)	6,949	6,463	4,014

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Yantai Pengai Jiayan			Ninghai Pengai
	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	n/a	5,443	13,614	n/a	n/a	1,696
- Liabilities	n/a	(14,501)	(23,564)	n/a	n/a	(1,060)

Total current net (liabilities)/assets	n/a	(9,058)	(9,950)	n/a	n/a	636

Non-current
- Assets	n/a	18,473	38,441	n/a	n/a	3,856
- Liabilities	n/a	—	(18,299)	n/a	n/a	(424)

Total non-current net assets	n/a	18,473	20,142	n/a	n/a	3,432

Net assets	n/a	9,415	10,192	n/a	n/a	4,068

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	36,517	33,996	35,184	43,565	38,685	33,834	34,750	37,167	53,701
Profit/(loss) before income tax	9,195	7,299	5,170	4,748	4,073	689	(8,224)	(1,424)	(317)
Income tax (expense)/credit	(1,749)	(1,796)	(1,293)	(465)	(994)	(172)	2,056	226	79
Profit/(loss) and total comprehensive income/(loss) for the year	7,446	5,503	3,878	4,283	3,079	517	(6,168)	(1,198)	(238)

Total comprehensive income/(loss) allocated to non-controlling interests	3,059	2,174	1,338	926	527	77	(1,850)	(257)	—

Dividend paid to non-controlling interests	2,378	—	1,478	—	—	1,463	—	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	2,532	32,866	23,766	2,885	34,599	33,057	21,300	24,165	25,458
Profit/(loss) before income tax	1,542	27	(4,722)	630	(774)	8,678	4,362	4,806	2,001
Income tax (expense)/credit	(1,435)	(56)	—	(158)	206	803	(1,036)	(1,209)	(500)
Profit/(loss) and total comprehensive income/(loss) for the year	107	(29)	(4,722)	472	(568)	9,481	3,326	3,597	1,501

Total comprehensive income/(loss) allocated to non-controlling interests	—	(9)	(1,515)	—	(32)	1,043	436	468	195

Dividend paid to non-controlling interests	—	—	—	—	—	—	—	—	407

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	n/a	n/a	20,809	n/a	n/a	33,057	8,767	6,332	2,198
Profit/(loss) before income tax	n/a	n/a	4,897	n/a	n/a	8,678	1,164	(650)	(2,449)
Income tax (expense)/credit	n/a	n/a	(1,224)	n/a	n/a	803	(356)	164	—
Profit/(loss) and total comprehensive income/(loss) for the year	n/a	n/a	3,673	n/a	n/a	9,481	808	(487)	(2,449)

Total comprehensive income/(loss) allocated to non-controlling interests	n/a	n/a	1,469	n/a	n/a	1,043	242	(146)	(898)

Dividend paid to non-controlling interests	n/a	n/a	—	n/a	n/a	—	309	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Yantai Pengai Jiayan			Ninghai Pengai
	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	n/a	—	32,668	n/a	n/a	5,211
Profit/(loss) before income tax	n/a	(779)	1,036	n/a	n/a	1,182
Income tax (expense)/credit	n/a	195	(259)	n/a	n/a	(113)
Profit/(loss) and total comprehensive income/(loss) for the year	n/a	(584)	777	n/a	n/a	1,069

Total comprehensive income/(loss) allocated to non-controlling interests	n/a	(175)	85	n/a	n/a	524

Dividend paid to non-controlling interests	n/a	—	—	n/a	n/a	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from operations	4,117	8,557	5,488	3,217	1,083	11,170	717	1,695	3,280
Income tax paid	(891)	(2,801)	(715)	(869)	(1,764)	(436)	—	(48)	(349)

Net cash generated from operating activities	3,226	5,756	4,773	2,348	(681)	10,734	717	1,647	2,931
Net cash used in investing activities	(144)	(5,986)	(708)	(400)	(2,124)	(833)	(2,524)	(909)	(4,487)
Net cash generated from financing activities	(2,378)	—	(4,285)	—	—	—	—	—	—

Net increase in cash and cash equivalents	704	(230)	(220)	1,948	(2,805)	9,901	(1,807)	738	(1,556)
Cash and cash equivalents at beginning of the year	173	877	647	1,590	3,538	733	3,002	1,195	1,933
Cash and cash equivalents at end of the year	877	647	427	3,538	733	10,634	1,195	1,933	377

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from/(used in) operations	7,949	3,363	(1,279)	(11,863)	19,570	4,417	3,694	5,662	14,810
Income tax paid	(952)	(1,380)	(347)	—	(191)	—	(1,048)	(976)	(492)

Net cash generated from/(used in) operating activities	6,997	1,983	(1,626)	(11,863)	19,379	4,417	2,646	4,686	14,318
Net cash used in investing activities	(2,346)	(2,007)	(245)	11,863	(18,853)	(4,756)	(1,866)	(5,962)	(14,437)
Net cash (used in)/generated from financing activities	(2,359)	—	—	—	—	—	—	—	(423)

Net increase/ (decrease) in cash and cash equivalents	2,292	(24)	(1,871)	—	526	(339)	780	(1,276)	(542)
Cash and cash equivalents at beginning of the year	99	2,391	2,367	—	—	526	1,114	1,894	618
Cash and cash equivalents at end of the year	2,391	2,367	496	—	526	187	1,894	618	76

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from/(used in) operations	n/a	n/a	3,815	n/a	n/a	3,545	1,938	567	(221)
Income tax paid	n/a	n/a	(1)	n/a	n/a	—	(450)	(456)	134

Net cash generated from/(used in) operating activities	n/a	n/a	(3,814)	n/a	n/a	3,545	1,488	111	(87)
Net cash used in investing activities	n/a	n/a	(3,776)	n/a	n/a	(4,266)	(214)	(7)	(1)
Net cash (used in)/generated from financing activities	n/a	n/a	600	n/a	n/a	—	(1,470)	—	—

Net increase/ (decrease) in cash and cash equivalents	n/a	n/a	638	n/a	n/a	(721)	(196)	105	(88)
Cash and cash equivalents at beginning of the year	n/a	n/a	187	n/a	n/a	867	202	5	110
Cash and cash equivalents at end of the year	n/a	n/a	825	n/a	n/a	147	5	110	22

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Yantai Pengai Jiayan			Ninghai Pengai
	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cash flows from operating activities
Cash generated from/(used in) operations	n/a	7,072	4,278	n/a	n/a	1,352
Income tax paid	n/a	—	(35)	n/a	n/a	—

Net cash generated from/(used in) operating activities	n/a	7,072	4,243	n/a	n/a	1,352
Net cash used in investing activities	n/a	(16,690)	(3,161)	n/a	n/a	(3,479)
Net cash (used in)/generated from financing activities	n/a	10,000	—	n/a	n/a	3,000

Net increase/ (decrease) in cash and cash equivalents	n/a	382	1,082	n/a	n/a	873
Cash and cash equivalents at beginning of the year	n/a	—	382	n/a	n/a	—
Cash and cash equivalents at end of the year	n/a	382	1,464	n/a	n/a	873

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35                                  Commitments

(a)                              Capital commitments

	2018	2019
	RMB’000	RMB’000

Contracted but not provided for
- Property, plant and equipment	106	19
- Investments	—	10,060
	106	10,079

(b)                              Operating lease commitments

The Group leases premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

From 1 January 2019, the Group has recognised right-of-use assets for these leases, except for short-term as stated in note 2.2.1 and note 11.

The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2018	2019
	RMB’000	RMB’000

Not later than 1 year	34,426	80
Later than 1 year and not later than 5 years	98,416	—
Later than 5 years	68,444	—
	201,286	80

(c)                               Contingencies

Certain subsidiaries of the Company have been named as defendants in several litigations in the PRC. The maximum amount of the damages claimed by the plaintiffs amounted to an aggregate of approximately RMB5,522,000. The Group believes these claims are without merits and will defend vigorously. The Group considers that the likelihood of an unfavorable outcome is not probable and no accrual has been recorded by the Group as of 31 December 2019 in respect of these claims.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36                                  Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, common significant influence or joint control. Members of key management and their close family member of the Group are also considered as related parties.

The following significant transactions were carried out between the Group and its related parties in addition to the related party information shown elsewhere in these consolidated financial statements. In the opinion of the directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

(a)                                Transactions with related parties

	2018	2019
	RMB’000	RMB’000

Rental expenses, depreciation and interest expense (Note i)
- A related company	1,940	2,269
- Non-controlling interests	1,992	1,220

Acquisition of additional interest in subsidiaries
- A director	6,250	9,274

License income from an associate
- An associate	5,983	—

Service fee expenses
- A related company	5,000	2,500

Interest expense from convertible note
- A shareholder	4,660	4,145

Note i:

The amounts represented rental expenses for the year ended 31 December 2018. As the Group applied IFRS 16 since 1 January 2019, such transactions have been classified and presented as depreciation of the right-of-use assets and interest expense accrued over the lease liabilities for the year ended 31 December 2019.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36                                  Related party transactions (Continued)

(b)                              Balances with related parties

	2018	2019
	RMB’000	RMB’000
Current (Note i)
Amounts due from related parties
Amounts due from related companies	18,070	628
Amounts due from related parties	—	—
Amounts due from directors	24,777	—
Amounts due from non-controlling interests	12,507	2,473
	55,354	3,101

Amounts due to related parties
Amounts due to related companies	14	622
Amounts due to non-controlling interests	204	4
	218	626

Note i: Balances due from/to related parties are unsecured, interest free, repayable on demand and are denominated in RMB. Their carrying values approximate to their fair values.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36                                  Related party transactions (Continued)

(c)                                 Key management compensation

Key management includes directors and senior managements. The compensation paid or payable to key management for employee services is shown below:

	2018	2019
	RMB’000	RMB’000

Basic salaries and bonus	18,653	19,237
Share based compensation	—	33,003
Pension costs - defined contribution plans	226	257
	18,879	52,497

(d)                                Personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	2018	2019
	RMB’000	RMB’000

Bank borrowings of the Group secured by personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting and corporate guarantee from a related company	23,967	61,125

37                                  Particulars of the subsidiaries

The following is a list of the principal subsidiaries at 31 December 2018 and 2019:

	Place of incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2018	2019
Directly hold:

Dragon Jade Holdings Limited (龍翠控股有限公司)	British Virgin Islands (The “BVI”)	Registered capital of 1 share without par value	Investment holding and provision of management services	100%	100%
Stargaze Wealth Limited (遙望星空有限公司)	BVI	Registered capital of 50,000 shares without par value	Investment holding and provision of management services	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37                                  Particulars of the subsidiaries (Continued)

	Place of incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2018	2019
Indirectly hold:

Peng Oi Investment (Hong Kong) Holdings Limited (鵬愛投資(香港)集團有限公司)	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%

Peng Yida Business Consulting (Shenzhen) Co.,Ltd (鵬意達商務諮詢(深圳)有限公司)	The PRC	Registered capital of Hong Kong dollar 98,000,000	Investment holding and provision of management services	100%	100%

Shenzhen Pengai Hospital Investment Management Co., Ltd. (深圳鵬愛醫院投資管理有限公司)	The PRC	Registered capital of RMB10,000,000	Investment holding and provision of management services	100%	100%

China Aesthetic Healthcare Holdings (Singapore) Pte. Ltd. (中國醫美控股(新加坡)有限公司)	Singapore	Singapore dollars 10	Investment holding and provision of management services	100%	100%

Shenzhen Pengcheng General Hospital Co., Ltd. (深圳鵬程醫院有限公司)	The PRC	Registered capital of RMB36,000,000	Provision of aesthetic medical services and general healthcare services	100%	100%

Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd. (深圳鵬愛醫療美容醫院有限公司)	The PRC	Registered capital of RMB30,000,000	Provision of aesthetic medical services	100%	100%

Shenzhen Pengai Beauty Promise Cosmetic Co., Ltd. (深圳市鵬愛美麗約定美容有限公司)	The PRC	Registered capital of RMB100,000	Sales of cosmetic products	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37                                  Particulars of the subsidiaries (Continued)

	Place of incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2018	2019
Indirectly hold (Continued):

Nanchang Pengai Aesthetic Medical Clinic Co., Ltd. (南昌鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	70%	51%

Haikou Pengai Aesthetic Medical Clinic Co., Ltd. (海口鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	87%	87%

Huizhou Pengai Aesthetic Medical Hospital Co., Ltd. (惠州鵬愛醫療美容醫院有限公司)	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	65.5%	65.5%

Shenzhen Guangji General Clinic Co., Ltd. (深圳廣濟門診部有限公司)	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical and general healthcare services	100%	—

Jinan Pengai Aesthetic Medical Hospital Co., Ltd. (濟南鵬愛美容整形醫院有限公司)	The PRC	Registered capital of RMB5,210,000	Provision of aesthetic medical services	—	95%

Yantai Pengai Aesthetic Medical Hospital Co., Ltd. (煙台鵬愛美容整形醫院有限公司)	The PRC	Registered capital of RMB7,290,000	Provision of aesthetic medical services	94%	—

Shanghai Nishizhen Medical Technology Co., Ltd. (上海逆時針醫療科技有限公司)	The PRC	Registered capital of RMB500,000	Provision of medical aesthetic technical consulting and management services	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37                                  Particulars of the subsidiaries (Continued)

	Place of incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2018	2019
Indirectly hold (Continued):

Shenzhen Pengai Culture Broadcast Co., Ltd. (深圳市鵬愛文化傳播有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of cultural, artistic activities, corporate image, exhibition planning and advertising service	100%	100%

Changsha Pengai Aesthetic Medical Clinic Co., Ltd. (長沙鵬愛醫療美容有限公司)	The PRC	Registered capital of RMB500,000	Provision of aesthetic medical services	79%	89%

Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (上海鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	80%	80%

Newa Medical Aesthetics Limited	Hong Kong	1,000,000 ordinary shares	Provision of aesthetic medical services	100%	100%

Chongqing Pengai Aesthetic Medical Clinic Co., Ltd. (重慶鵬愛醫療美容門醫院有限公司)	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	95%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37                                  Particulars of the subsidiaries (Continued)

	Place of incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2018	2019
Indirectly hold (Continued):

Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd. (廣州鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB9,660,000	Provision of aesthetic medical services	85%	85%

Shenzhen Pengai Xiuqi Medical Aesthetic Clinic Co. Ltd. (深圳鵬愛秀琪醫療美容醫院有限公司)	The PRC	Registered capital of RMB12,000,000	Provision of aesthetic medical services	89%	89%

Baotou Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (“Baotou Yueji”) (包頭鵬愛悅己醫療美容門診有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	51%	51%

Yinchuanshi Pengai Yueji Aesthetic Medical Clinic Co. Ltd. (銀川市鵬愛悅己醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	51%	51%

Chengdu Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (成都鵬愛悅己醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	70%	70%

Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (杭州鹏爱医疗美容门诊部有限公司)	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	80%	80%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38                                  Additional information: condensed financial statements of the Company

The condensed financial statements of Aesthetic Medical International Holdings Group Limited have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries under the equity method of accounting. Such investments and loans to subsidiaries are presented on the condensed financial statements as “Investment in subsidiaries and due from subsidiaries” and the profit of the subsidiaries is presented as “Profit from subsidiaries” in the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these financial statements should be read in conjunction with the notes to the consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted.

As of December 31, 2018 and 2019, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38                                  Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

	2018	2019
	RMB’000	RMB’000

ASSETS
Non-current assets
Investments in subsidiaries and due from subsidiaries	458,056	538,898

Current assets
Other receivables, deposits and prepayments	4,200	504
Cash and cash equivalents	26,932	65,558
	31,132	66,062

Total assets	489,188	604,960

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	265	428
Other reserves	(249,621)	590,170
Total (deficit)/equity	(249,356)	590,598

LIABILITIES
Non-current liabilities
Convertible redeemable preferred shares	476,112	—
Convertible note	70,598	—
Exchangeable note liabilities	185,745	—
Derivative financial instrument	301	—
	732,756	—

Current liabilities
Accruals, other payables and provisions	5,788	14,362

Total liabilities	738,544	14,362

Total equity and liabilities	489,188	604,960

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38                                  Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income of the parent company

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Profit from subsidiaries	71,644	55,581	40,231
Selling expenses	—	(1,537)	(1,889)
General and administrative expenses	(14,206)	(9,252)	(72,908)
Finance income	—	14	—
Finance costs	(4,816)	(4,660)	(4,144)
Fair value loss of convertible redeemable preferred shares	(85,461)	(226,248)	136,656
Fair value loss of convertible note	(1,283)	(9,152)	(5,193)
Fair value loss of exchangeable note liabilities	(38,307)	(56,925)	45,274
Fair value loss of derivative financial instrument	—	(301)	301
(Loss)/profit before income tax	(72,429)	(252,480)	138,328
Income tax expense	—	—	—
(Loss)/profit for the year	(72,429)	(252,480)	138,328

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(215)	1,088	672
Total other comprehensive (loss)/income for the year, net of tax	(215)	1,088	672
Total comprehensive (loss)/income for the year	(72,644)	(251,392)	139,000

Condensed statements of cash flows of the parent company

	2017	2018	2019
	RMB’000	RMB’000	RMB’000

Net cash generated from/(used in) operating activities	(36,026)	(13,517)	(55,411)
Net cash (used in)/from investing activities	(11)	14	(7,940)
Net cash (used in)/generated from financing activities	(4,816)	21,040	101,977

Net (decrease)/increase in cash and cash equivalents	(40,853)	7,537	38,626
Cash and cash equivalents at beginning of the year	60,248	19,395	26,932
Cash and cash equivalents at end of the year	19,395	26,932	65,558

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39                                  Subsequent events

In November 2019, the Group entered into agreement to acquire 80% of equity interest of Shanghai Pengai Jiayan Aesthetic Medical Clinic Co., Ltd. (“Shanghai Pengai Jiayan”) with consideration of RMB13.5million. The transaction has been completed in March 2020 and Shanghai Pengai Jiayan becomes a subsidiary of the Company since then.

In March 2020, the Group entered into agreement to acquire 70% of equity interest of Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd. (“Xi’an Pengai”) with an estimated consideration of RMB18million. After completion of the transaction, Xi’an Pengai will become a subsidiary of the Company.

Since early 2020, there was an outbreak of COVID-19 in China, which has resulted in temporary shut down of the Group’s aesthetic treatment centers in February and March 2020. Please refer to Note 2.1 Basis of Preparation for details.