Form 20-F
period 2020-12-31
Aesthetic Medical International Holdings Group Ltd
filed 2021-04-30
CIK 1757143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-39088

Aesthetic Medical International Holdings Group Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation)

1122 Nanshan Boulevard Nanshan District, Shenzhen Guangdong Province, China 518052
(Address of principal executive offices)

Wu Guanhua, Chief Financial Officer E-mail: toby@pengai.com.cn 1122 Nanshan Boulevard Nanshan District, Shenzhen Guangdong Province, China 518052 Telephone: +86 (755) 2559 8065
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing three ordinary shares	AIH	The NASDAQ Stock Market LLC
Ordinary shares, par value US$0.001 per share*		The NASDAQ Stock Market LLC

*	Not for trading, but only in connection with the listing of the American depositary shares on The NASDAQ Stock Market LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were 70,793,671 ordinary shares issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes  ☒  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

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

•                  “Contractual Arrangements” are to a series of contractual arrangements entered into by us with Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd., the Relevant Subsidiaries and Ms. Ding Wenting in 2018, 2019, 2020 and 2021 with respect to the Target Equity Interests, as detailed in “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests”;

•                  “IDG” are to IDG Technology Venture Investment IV, L.P., IDG-ACCEL China Growth Fund III L.P., IDG-ACCEL China III Investors L.P. (or collectively, IDG Funds) and/or their respective affiliates as the case may be;

•                  “Relevant Subsidiaries” are to, collectively, Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd., and Beijing AomeiYixin Investment Consultant Co., Ltd., which were held by Dr. Zhou Pengwu as to 24.0%, 30%, 30.0%, 19.0%, 15.0%, 22.0%, 26.0%, 25%, 10% and 25%, respectively, as of April 30 2021 except for Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment ConsultantCo., Ltd., which are subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge;

•                  “RMB” and “renminbi” are to the legal currency of China;

•                  “shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•                  “Target Equity Interests” are to these equity interests held by Dr. Zhou Pengwu in the Relevant Subsidiaries, which constitute all of Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries as of April 30 2021 except for Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment ConsultantCo., Ltd., which are subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•                  “We,” “us,” “our company,” “the Company” and “our” are to Aesthetic Medical International Holdings Group Limited, its subsidiaries and its consolidated affiliated entities.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, all translations of renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.5250 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States in effect as of December 31, 2020.

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

•                  the potential impact of an infectious disease caused by a novel coronavirus (“COVID-19”) to our business operations and the economy in China and elsewhere generally;

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

v

PART I.

Item 1.                                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

3.A.         Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2018, 2019 and 2020, and the selected financial position data as of December 31, 2019 and 2020, have been derived from our audited consolidated financial statements appearing elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the year ended December 31, 2016 and 2017, the selected consolidated financial position data as of December 31, 2017 and 2018 and the selected consolidated cash flow data for the year ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements appearing in this annual report have been prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The following information should be read in conjunction with our consolidated financial statements and related notes, “—3.D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Consolidated statement of comprehensive income data

	For the year ended December 31
	2016	2017	2018	2019	2020(3)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenue	584,857	697,396	761,306	869,050	901,573	138,172
Cost of sales and services rendered	(217,339)	(234,522)	(258,567)	(275,948)	(356,796)	(54,681)

Gross profit	367,518	462,874	502,739	593,102	544,777	83,491
Selling expenses	(231,229)	(300,362)	(333,526)	(413,068)	(510,608)	(78,255)
General and administrative expenses	(121,763)	(92,836)	(115,485)	(196,329)	(230,646)	(35,348)
Finance income	309	868	322	388	1,185	182
Finance costs	(2,920)	(6,581)	(9,244)	(24,293)	(29,189)	(4,473)
Other gains, net	1,704	9,334	12,118	18,669	600	92
Fair value gain/(loss) of the convertible redeemable preferred shares	49,027	(85,461)	(226,248)	136,656	—	—
Fair value loss of convertible note	—	(1,283)	(9,152)	(5,193)	(1,599)	(245)
Fair value (loss)/gain of exchangeable note liabilities	—	(38,307)	(56,925)	45,274	—	—
Fair value gain/(loss) of derivative financial instrument	—	—	(301)	301	—	—
Impairment of non-current assets	—	—	—	(1,405)	(32,969)	(5,053)
Share of profit/(losses) of investments accounted for using the equity method	1,594	(1,415)	1,730	(1,738)	(1,043)	(160)
Profit/(loss) before income tax	64,240	(53,169)	(233,972)	152,364	(259,492)	(39,769)
Income tax expense	(13,713)	(19,260)	(18,508)	(14,036)	12,587	1,929
Profit/(loss) for the year	50,527	(72,429)	(252,480)	138,328	(246,905)	(37,840)
Earnings/(loss) per share for profit/(loss) attributable to owners of the Company
Basic	1.23	(1.87)	(6.22)	2.96	(3.61)	(0.55)
Diluted	0.02	(1.87)	(6.22)	(0.78)	(3.61)	(0.55)
Shares used in profit/(loss) per share computation:
Basic	41,000,000	41,000,000	41,060,255	46,097,963	65,297,485	10,007,277
Diluted	56,844,957	41,000,000	41,060,255	58,791,662	65,297,485	10,007,227
Non-IFRS Financial Measure:
EBITDA(1)	105,889	(17,477)	(192,588)	260,491	(123,898)	(18,988)
Adjusted EBITDA(1)	96,064	112,110	113,093	187,143	12,006	1,840
Adjusted profit/(loss)(2)	40,702	61,793	57,861	69,124	(111,001)	(17,012)

Notes:

(1)         EBITDA represents our profit/(loss) before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude one-time compensatory expenses arising from the issuance of exchangeable note liabilities, fair value gain/(loss) of convertible redeemable preferred shares, fair value loss of convertible note, fair value gain/loss of derivative financial instruments, fair value gain/loss of exchangeable note liabilities, share-based compensation expense, and other one-off expenses.

(2)         Adjusted profit/(loss) represents profit/(loss) for the year, adjusted to exclude one-time compensatory expenses arising from the issuance of exchangeable note liabilities, fair value gain/(loss) of convertible redeemable preferred shares, fair value loss of convertible note, fair value gain/(loss) derivative financial instruments, fair value gain/(loss) of exchangeable note liabilities, interest expense on convertible note, share-based compensation and expense, other one-off expenses.

(3)         We entered into an agreement to purchase a 51% equity interest of Guangdong Hanfei Investment Management Co., Ltd. on July 14, 2020 but subsequently entered into an agreement to dispose of the 51% equity interest of Guangdong Hanfei Investment Management Co., Ltd. with the original shareholder on December 25, 2020. The disposal was due to the slower than expected recovery from COVID-19 and the overall less than satisfactory performance of Hanfei during the post-acquisition period. As we obtained control over Hanfei from August 4, 2020 to December 25, 2020, we consolidated the results of Guangdong Hanfei Investment Management Co., Ltd. during such period.

EBITDA, adjusted EBITDA and adjusted profit/(loss) are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted profit/(loss) as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review our financial information in its entirety and not rely on a single financial measure. We present EBITDA, adjusted EBITDA and adjusted profit/(loss) as supplemental performance measures because we believe that such measures provide useful information to the investors in understanding and evaluating our results of operations, and facilitate operating performance comparisons from period to period and company to company.

Selected consolidated financial position data

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	105,345	101,886	154,490	44,384	6,802
Total current assets	227,698	282,967	264,694	206,164	31,596
Total non-current assets	350,286	393,572	782,441	831,922	127,498
Total assets	577,984	676,539	1,047,135	1,038,086	159,094
Total equity/(deficit)	(22,240)	(249,356)	590,598	425,736	65,247
Total current liabilities	133,466	171,292	265,302	301,688	46,236
Total non-current liabilities	466,758	754,603	191,235	310,662	47,611
Total liabilities	600,224	925,895	456,537	612,350	93,847
Total equity and liabilities	577,984	676,539	1,047,135	1,038,086	159,094
Share capital (41,000,000, 41,798,219, 70,838,671 and 70,838,671 shares issued and outstanding as of December 31, 2017, 2018, 2019 and 2020, respectively)	259	265	469	469	72

Selected consolidated cash flow data

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	52,084	76,979	4,894	86,761	(843)	(129)
Net cash used in investing activities	(38,865)	(69,195)	(76,182)	(114,172)	(127,368)	(19,520)
Net cash generated from/(used in) financing activities	58,626	(28,187)	66,741	79,561	17,697	2,712
Net increase/(decrease) in cash and cash equivalents	71,845	(20,403)	(4,547)	52,150	(110,514)	(16,937)
Cash and cash equivalents at beginning of the year	60,465	129,626	106,006	101,886	154,490	23,677
Cash and cash equivalents at the end of the year	129,626	106,006	102,547	154,490	44,384	6,802

The following table reconciles EBITDA and adjusted EBITDA to profit/(loss) for the years ended December 31, 2016, 2017, 2018, 2019 and 2020:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Profit/(loss) before income tax	64,240	(53,169)	(233,972)	152,364	(259,492)	(39,769)
Add: Finance Costs	2,920	6,581	9,244	24,293	29,189	4,473
Add: Amortization and depreciation	38,729	29,111	32,140	83,834	106,405	16,308
EBITDA	105,889	(17,477)	(192,588)	260,491	(123,898)	(18,988)
Add: One-time compensatory expenses arising from the issuance of exchangeable note liabilities	39,202	—	—	—	—	—
Add: Fair value (gain)/loss of convertible redeemable preferred shares	(49,027)	85,461	226,248	(136,656)	—	—
Add: Fair value loss of convertible note	—	1,283	9,152	5,193	1,599	245
Add: Fair value (gain)/loss of exchangeable note liabilities	—	38,307	56,925	(45,274)	—	—
Add: Fair value of (gain)/loss of derivative financial instrument	—	—	301	(301)	—	—
Add: Share-based compensation expenses	—	—	—	47,788	78,967	12,102
Add: Other one-off expenses(1)	—	4,536	13,055	55,902	55,338	8,481
Adjusted EBITDA	96,064	112,110	113,093	187,143	12,006	1,840

Note:

(1)         Other one-off expenses include (1) professional fees in relation to our financing activities but are not capitalized; (2) IT-related expenses paid to a related party pursuant to a service agreement, which has expired in June 2019; (3) roadshow and marketing expenses incurred for IPO; (4) impairment of non-current assets; (5) loss on disposal of Wuhan Pengai; (6) exchange loss; (7) loss on disposal of subsidiaries; (8) loss on disposal of an associate; and (9) donation.

The following table reconciles adjusted profit to profit/(loss) for the years ended December 31, 2016, 2017, 2018, 2019 and 2020:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/profit for the period/year	50,527	(72,429)	(252,480)	138,328	(246,905)	(37,840)
Adjustments
Add: One-time compensatory expenses arising from the issuance of exchangeable note liabilities	39,202	—	—	—	—	—
Add: Fair value (gain)/loss of convertible redeemable preferred shares	(49,027)	85,461	226,248	(136,656)	—	—
Add: Fair value loss of convertible note	—	1,283	9,152	5,193	1,599	245
Add: Fair value (gain)/loss of derivative financial instruments	—	—	301	(301)	—	—
Add: Fair value (gain)/loss of exchangeable note liabilities	—	38,307	56,925	(45,274)	—	—
Add: Interest expense on convertible note	—	4,815	4,660	4,144	—	—
Add: Share-based compensation expense	—			47,788	78,967	12,102
Add: Professional fees	—	2,036	8,055	12,064	18,581	2,847
Add: IT-related expenses paid to a related party	—	2,500	5,000	3,020	—	—
Add: Roadshow and marketing expenses	—	—	—	32,220	—	—
Add: Impairment of non-current assets	—	—	—	1,405	32,969	5,053
Add: Loss on disposal of Wuhan Pengai	—	—	—	2,070	—	—
Add: Loss on disposal of subsidiaries	—	—	—	—	1,531	235
Add: Loss on disposal of an associate	—	—	—	—	927	142
Add: Donation	—	—	—	—	1,330	204
Add: Exchange loss	—	—	—	5,123	—	—
Adjusted Profit/(loss)	40,702	61,973	57,861	69,124	(111,001)	(17,012)

3.B.         Capitalization and Indebtedness

Not applicable.

3.C.         Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.         Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks relating to our business and our industry

•                  any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC;

•                  our ability to obtain sufficient funding for our expansion plans;

•                  any decrease in supply or fluctuation in the cost of supplies;

•                  our ability to maintain proper inventory levels for our operations;

•                  the strength of our brand and reputation;

•                  increasing ongoing compliance costs in a heavily regulated industry;

•                  our compliance with PRC laws and regulations on medical advertisement;

•                  possible non-compliance incidents;

•                  customer complaints, claims and legal proceedings in the regular course of our operations from time to time;

•                  our ability to recruit and retain an adequate number of managers, doctors, nurses, image consultants and other support staff in our treatment centers;

•                  our ability to maintain the quality of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use; and

•                                          unfavorable market perception of the overall aesthetic medical industry.

Risks relating to our corporate structure

•                  the Contractual Arrangements being compliant with PRC laws and regulations;

•                  the Contractual Arrangements being ineffective in providing control;

•                  potential conflicts of interest with Dr. Zhou Pengwu;

•                  the Contractual Arrangements being subject to scrutiny by the PRC tax authorities; and

•                  our PRC medical centers being deemed as “Sino-Foreign Equity Medical Institutions.”

Risks relating to doing business in the PRC

•                  increased labor costs and potential non-compliance caused by the enforcement of the PRC Labor Contract Law;

•                  changes in the PRC’s economic, political and social conditions, as well as governmental policies;

•                  uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China;

•                  changes in international trade policies and barriers to trade or the emergence of a trade war;

•                  potential liabilities under the FCPA, Chinese anti-unfair competition laws and relevant tax laws;

•                  restrictions on currency exchange;

•                  potential liability or penalties and limitation on our ability to inject and capital into these subsidiaries due to PRC regulations relating to investments in offshore companies by PRC residents; and

•                  the risks related to the non-inspection by the PCAOB of our auditor and the recent enactment of the Holding Foreign Companies Accountable Act.

Risks relating to the ADSs

•                  our broad discretion to determine how to use the remaining net proceeds from our initial public offering;

•                  the ability by our chief executive officer and his spouse to control and exert significance influence over our company;

•                  provisions in our fourth amended and restated articles of association limiting your ability to influence corporate matters;

•                  our reliance on exemptions from certain corporate governance requirements due to our “controlled company” status; and

•                  an increased risk of securities class action litigation.

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

An outbreak of COVID-19 continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. In response to the outbreak of COVID-19, we postponed the resumption of operations of aesthetic treatment centers in China after the Chinese New Year holiday in 2020. During the temporary shutdown of our treatment centers, we could not carry out any business procedures. Since late February 2020, we have actively taken proper precautionary measures to contain the spread of the pandemic, and gradually re-opened our beauty treatment centers. By the end of March 2020, all of our aesthetic treatment centers had resumed their operations. We also adopted a thorough disease prevention scheme and implemented measures including, but not limited to, regularly sterilizing and ventilating our facilities, staggering employee lunch time, monitoring the body temperature of employees, and keeping track of the travel history and health condition of employees and their immediate family members. We also provided COVID-19 prevention training sessions to our employees and procured essential disease prevention supplies to ensure the safety of all employees, maintain the normal operation of our treatment centers, and protect the well being of our customers. We have applied these COVID-19 prevention measures consistently throughout 2020 and up till the date of this annual report.

Although we are in compliance with the requirements of local governments and put health and safety in top priority, if any of our employees or visiting customers is, or is suspected to be, infected with the coronavirus, or exposed to confirmed patients of COVID-19, such person and the close contacts will be subject to quarantine requirements. This might expose our customers, employees and their families to health and safety risks, and might lead to shortage of qualified personnel, or even temporary suspension of operation of the relevant treatment center. While we continue to carry out one of our core strategies of identifying, acquiring and integrating treatment centers to enhance our footprint, our investment in new and existing treatment centers might not yield returns as planned, if at all, and our expansion may be halted due to the pandemic. In 2020, we acquired controlling equity interests in four treatment centers, excluding treatment centers from Hanfei, which added to our expenses and negatively affected our results of operations in 2020. In particular, we entered into an agreement to purchase a 51% equity interest of Guangdong Hanfei Investment Management Co., Ltd. (“Hanfei”) on July 14, 2020 but subsequently entered into an agreement to dispose of the 51% equity interest of Hanfei on December 25, 2020. The disposal was due to the slower than expected recovery from COVID-19 and the overall less than satisfactory performance of Hanfei during the post-acquisition period.

The COVID-19 pandemic has had a material adverse impact on our business, financial condition and results of operations. Our results of operations and overall operating conditions improved in the second half of the year as the COVID-19 pandemic was largely contained in China. Nonetheless, we expect the COVID-19 pandemic to continue to have an impact on our business, financial condition and results of operations given the uncertainties surrounding the COVID-19 pandemic. For example, regional outbreaks may occur from time to time, which may disrupt the operation of our treatment centers in adjacent cities. We musts stay on top of the disease prevention measures at all times, and in order to avoid crowdedness, we must stagger our customers’ waiting time and treatment time, and our performance is highly likely to be affected. We cannot assure you that the COVID-19 pandemic could be eliminated or fully contained in the near future, or that similar outbreaks would not occur at all. If COVID-19 and its resulting disruption to our business continue over an extended period of time, it could have a material adverse impact on our business, financial condition and results of operations in the long run.. For discussion on liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.”

As of the date of this annual report, the COVID-19 pandemic has been largely under control in China, although cases of infection still come up from time to time. However, the global spread of the COVID-19 pandemic still persists in many countries. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

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

We expect the COVID-19 pandemic to continue to subject us to uncertainties, which may negatively affect our future cash flow in to an extent that we cannot predict at this time, and we can only try our best to continue to maintain and improve our cash flow. For discussion of liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we have considered our cash flow from future operations and available borrowing facilities to conclude that we have sufficient financial resources to meet its financial obligations as and when they fall due in the coming 12 months. Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional borrowings. We may, however, require additional cash resources to finance our continued growth or other future developments, including any marketing initiatives or investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new treatment centers openings, investments in acquired treatment centers and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing. To the extent that we raise additional financing by selling additional equity, our shareholders may experience dilution. To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

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

For the years ended December 31, 2018, 2019 and 2020, our cost of inventories and consumables amounted to RMB107.0 million, RMB112.6 million and RMB163.9 million (US$25.1 million), respectively, representing 42.0%, 40.8% and 45.8% of our total cost of sales and services rendered for the same periods, respectively. Consistent with industry practice, we have not entered into any long-term supply agreements with our suppliers and we cannot assure you that our suppliers will continue to supply to us on commercially reasonable terms, or at all. If any of our suppliers fail to supply sufficient quantities or experience fluctuations in market prices of the same, for example, due to temporary operation suspension caused by the outbreak of COVID-19, we may have to obtain replacements for such supplies from alternate suppliers. We cannot assure you that we will be able to do so in a timely manner at commercially reasonable terms. Any such disruption in supply may adversely affect the operations of our treatment centers, which may in turn adversely affect our business, results of operations, financial condition and prospects. In addition, should the prices of supplies increase significantly, we cannot assure you that we would be able to pass on any increase in purchase costs to our customers. Any substantial fluctuation in market prices of the supplies required in our operations may significantly increase our costs, resulting in us reducing, suspending or ceasing provision of certain types of services, thereby reducing our sales and profit.

Furthermore, we source BOTOX®, the only imported brand of botulinum toxin type A in China, from its exclusive licensed distributor in China. We experienced an increase of approximately 5.4% in the procurement price of BOTOX® from 2017 to 2020. We also source a domestic brand of botulinum toxin type A called Hengli. Although the price of Hengli historically remained flat, we cannot guarantee that a shortage of BOTOX® will not arise in the future, or our suppliers will not increase their prices. In the event that we are not able to source from these suppliers on commercially reasonable terms, or at all, our business, financial condition and results of operation will be adversely affected.

We may not be able to maintain proper inventory levels for our operations.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. We may not be able to accurately forecast demand for supplies because of the difficulties of estimating the demand for our services. In 2018, 2019 and 2020, our average inventory turnover days were 32.2 days, 31.3 days and 30.4 days, respectively. The volatile economic environment and fast-evolving demands and preferences of our customers have made accurate projection of inventory levels increasingly challenging.

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

Furthermore, private healthcare facilities providing certain specialized medical procedures are subject to licensing requirement in Hong Kong. We may expand the scope of services offered in our clinic in Hong Kong and may be required to apply for a license in the future to continue such operations .

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

With respect to settlement of client complaints, customers generally accept complimentary gifts, refunds, services or supplemental operations at no additional cost to settle their complaints. However, we may also be required to pay monetary compensation to settle customer complaints and medical disputes. In 2016, we received a complaint from a customer who had received a hyaluronic acid injection treatment at one of our treatment centers and subsequently suffered from ocular ischemia syndrome and secondary retinal detachment in one eye. We entered into a settlement agreement with this customer in January 2017 and paid this customer RMB1.1 million in four monthly installments. In addition, we may be subject to third-party liability claims and may be required to pay compensation to patients who suffer from unexpected adverse reactions to treatment received in our treatment centers, even if we were not at fault. For example, one of our patients filed a complaint in connection with the patient falling into a state of prolonged unconsciousness after receiving a Botulinum Toxin Type A, or Botox, injection at one of our treatment centers and we were brought in as a third-party defendant. The court found that the primary cause of the incident was due to defects in the Botox, that there was no wrongdoing on our part, and that all the liabilities rested with the manufacturer of the Botox. Prior to the final court decision, we had voluntarily provided an aggregate of approximately RMB6.1 million as financial support for the patient out of concern for her well-being. We have filed a claim against the manufacturer to recover such amount and other losses incurred by us in connection with the incident, but the final verdict is yet to be delivered. In addition, as of the date of this annual report, we were named as the defendant in three ongoing litigations and 15 ongoing labor dispute arbitration in the PRC. While we believe many of the claims against us do not have merits, and plan to firmly defend our rights, we cannot assure that we will be able to achieve satisfactory outcome in those proceedings. The maximum amount of the damages claimed by the plaintiffs in those three proceedings in aggregate amounted to RMB9.8 million. Furthermore, some dissatisfied customers may even resort to extreme actions. For example, in 2012, a dissatisfied patient stabbed and injured several employees at our Pengcheng Hospital. To our knowledge, this patient was later convicted and imprisoned. We voluntarily paid approximately RMB150,000 for medical expenses and additional compensation to the injured employees.

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

Although we have adopted a series of measures for selecting suppliers, such as maintaining and updating a list of qualified suppliers, we cannot guarantee that all of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use are free of defects or substantially meet the relevant quality standards. We were involved in a lawsuit related to one of our patients who suffered severe complications after receiving a Botox injection at one of our treatment centers. Although the court found that all liability rested with the manufacturer, we cannot assure you that similar incidents will not occur in the future, or that such incidents will not materially and adversely affect us. Moreover, we launched new skincare products called The Four Beauty in January 2020, which are manufactured by a third party and sold in our treatment centers. If the products provided by our suppliers are defective, of poor quality, or cause any adverse drug reaction, we could be subject to liability claims, complaints or related adverse publicity that could result in the imposition of penalties or even suspension of licenses by relevant authorities or compensation awarded by courts against us. We may also need to find suitable replacement products, which may lower our profit margins and result in delays in services to our customers.

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

Demand for our aesthetic medical services and the resulting spending by our customers are particularly sensitive to changes in general economic conditions and our customers’ disposable incomes. We cannot assure you that the local economy in the places where we operate can sustain stable growth in consumer spending. In response to an actual or perceived economic downturn, people may reduce their spending on aesthetic medical services, which may materially and adversely affect our ability to generate revenue from these services, and our financial condition and results of operations.

If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

We have significantly expanded our business in the past few years. Out of our existing network of 28 treatment centers, we have established 11 treatment centers, acquired 11 treatment centers, and obtained minority stakes in one treatment center since January 2014. Our organization may become larger and more complex with the addition of treatment centers in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources.

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

It typically takes newly opened and acquired treatment centers a period of time to achieve a utilization rate comparable to our existing treatment centers, due to factors such as time needed to build customer awareness in the local community and to integrate new treatment centers’ operations into our existing infrastructure. The treatment centers we acquired did not or may not achieve the business or financial performance as we expect. The opening and acquisition of new treatment centers involve regulatory approvals and reviews by various authorities in China, including health authorities. We may not be able to obtain all the required approvals, permits or licenses for opening and acquisitions of treatment centers in a timely manner or at all. We may not be able to fully utilize the newly opened and acquired treatment centers as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. In addition, the operating results generated at the newly opened and acquired treatment centers may not be comparable to the operating results generated at any of our existing treatment centers. The treatment centers may even operate at a loss, which could materially and adversely affect our results of operations. We may elect to dispose of the acquired treatment centers subsequently and recognize losses. For example, we entered into an agreement to purchase a 51% equity interest of Hanfei on July 14, 2020 but subsequently entered into an agreement to dispose of the 51% equity interest of Hanfei on December 25, 2020. The disposal was due to the slower than expected recovery from COVID-19 and the overall less than satisfactory performance of Hanfei during the post-acquisition period. Please see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Factors affecting our results of operations—Our expansion through organic growth and acquisitions.” As a result, our results of operations may fluctuate from year to year. Therefore, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them to predict our future performance or the price of our ADSs.

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

Our business is subject to seasonality.

Our operating results are exposed to seasonal fluctuations in demand for our services. We usually experience relatively higher customer visits in the second half of each financial year, which is mainly because (1) customers tend to come to our treatment centers and receive our services in summer, which leads to an increased number of procedures performed in the second half of the year; and (2) we also experience a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and in anticipation of the subsequent New Year and Chinese New Year holidays. As such, our revenue is usually slightly higher in the second half of the year.

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

We are exposed to potential liabilities that are inherent to the aesthetic medical and healthcare industries. Our treatment centers have been the subject of such claims in the past. As of the date of this annual report, we maintain professional malpractice liability insurance for key doctors and medical staff in most of our aesthetic medical treatment centers. However, we may face liabilities that exceed our available insurance coverage or arise from claims outside the scope of our insurance coverage. For example, although the scope of our insurance generally covers all of the treatments and services we provide, from time to time, we have commenced operations at new treatment centers before those centers were added to our group insurance coverage package. As a result, the operations at those centers temporarily exceeded the scope of our insurance coverage while we worked with our insurers to extend coverage to those centers. In 2018, 2019 and 2020, revenue generated from our operations at treatment centers while outside the scope of our insurance coverage amounted to 2.2%, 0.8% and 8.6% of our total revenue, respectively. In 2018, 2019 and 2020, we incurred costs of RMB1.5 million, RMB2.0 million and RMB0.6 million (US$0.1 million), respectively, in connection with settlements which were not covered by our insurance. Our insurance policies are subject to annual renewal and we may not be able to obtain malpractice insurance in the future on acceptable terms or at all. In addition, our insurance premiums could be subject to increases in the future, which may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase as a result of liability claims or other litigation, then our business, financial condition and results of operations may be adversely affected.

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

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the Laws and Regulations Relating to Our Business and Operations in China—Regulations on Privacy.” In China, the Personal Information Security Specification, or China Specification, came into force on May 1, 2018.

On October 21, 2020, the Standing Committee of the National Peoples’ Congress issued a Draft Personal Information Protection Law, or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection.  The Draft Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. Personal information, as defined in the Draft Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation. The SCNPC is still soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. Although we will continue to take measures to comply with requirements on protection of personal data, privacy and information security under laws and regulations promulgated in future from time to time, we cannot assure you that measures we have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements, and any failure or perceived failure by us to comply with such laws and regulations may result in governmental investigations, fines and/or other sanctions on us.

The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also release, from time to time, their monitoring results and requires relevant enterprises listed in such notices to rectify their non-compliance. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our business and operation. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security and data privacy, which could require us to incur additional costs and restrict our business operations.

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

We plan to enhance our brand recognition among our existing and target customers along with our expansion into new geographic areas. Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our strategic expansion into new markets, we normally increase advertising of our brand through various advertising media platforms, which requires significant expenses before these newly opened treatment centers reach expected profit levels, thereby affecting our overall profitability. In 2018, 2019 and 2020, our advertising and marketing expenses were RMB245.9 million, RMB303.9 million and RMB380.8 million (US$58.4 million), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and mobile search engines, marketing and social media platforms. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time is hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or generate sustainable revenue and profit.

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

A material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and our ability to comply with applicable regulations could be impaired.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified was related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Item 15. Control and Procedures— Management’s Annual Report on Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, a public company’s reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. We historically held more than 70.0% in seven of our PRC subsidiaries after the effective date of the Foreign Investment Catalog 2015, namely Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd, Jiangsu Liangyan Hospital Management Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd. We decreased our shareholdings in these PRC subsidiaries to 70.0% by transferring excess equity interests to Dr. Zhou Pengwu and certain of our employees in 2018, 2019, 2020 and 2021, subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. In connection with such equity transfer to Dr. Zhou and Dr. Zhou Pengwu’s shareholding, in Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., and Jiangsu Liangyan Hospital Management Co., Ltd., Beijing AomeiYixin Investment ConsultantCo., Ltd. which he acquired from other shareholders in 2018, 2019, 2020 and 2021, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu and the Relevant Subsidiaries, among other parties, with respect to the Target Equity Interests. For details of the Contractual Arrangements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests.”

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

It is uncertain whether any new PRC laws or regulations relating to Contractual Arrangements will be adopted, or if adopted, what they would provide. In particular, the Ministry of Commerce of the PRC, or MOFCOM published discussion drafts of a proposed Foreign Investment Law for public review and comments in January 2015. The Standing Committee of National People’s Congress published another discussion draft of the Foreign Investment Law and its amendment in December 2018 and January 2019 respectively, and on March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. See “—Risks relating to doing business in the PRC—Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us.”

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

Any failure by our Relevant Subsidiaries and their other respective shareholders, including Dr. Zhou Pengwu, to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our Relevant Subsidiaries and their other respective shareholders, including Dr. Zhou Pengwu, fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if other shareholders of our Relevant Subsidiaries refuse to transfer their equity interest in our Relevant Subsidiaries to us or our designee if we exercise the purchase option pursuant to the contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our Relevant Subsidiaries, our ability to exercise shareholders’ rights or foreclose the share pledge according to the Contractual Arrangements may be impaired.

All of the Contractual Arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in China. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce the Contractual Arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective or complete control over our Relevant Subsidiaries or enjoy the economic benefit from such Relevant Subsidiaries, and our ability to conduct our business may be negatively affected.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops, corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary (including our Relevant Subsidiaries) are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries or affiliated entities and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and affiliated entities and their subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and affiliated entities and their subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

Changes in international trade policies and barriers to trade or the emergence of a trade war may dampen growth in China and other markets where we operate, and our business operations and results may be negatively impacted.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase our operating costs as well as the cost of the goods and products which could affect our customer’s discretionary spending level. In addition, any escalation in existing trade tensions or the advent of a trade war, or news and rumors of the escalation of a potential trade war, could affect consumer confidence and have a material adverse effect on our business, results of operations and, ultimately, the trading price of our ADSs.

Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies. In addition, on December 31, 2020, the New York Stock Exchange commenced proceedings to delist securities of three major telecommunications service providers in China in light of an executive order prohibiting any transaction in publicly traded securities of certain China-based companies by any U.S. person. There remains uncertainty as to whether the New York Stock Exchange or relevant regulatory authorities will finally determine the executive order or additional regulatory rules or orders to be applicable and proceed with the delisting proceedings against these companies or any other China-based issuers listed in the United States. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. It is currently unclear whether the proposed or additional legislations would be enacted that would have the effect of potentially limiting or restricting China-based companies from accessing U.S. capital markets.

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

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. The Circular on the Relevant Tax Policies in Respect of Medical and Hygiene Institutions issued by the State Administration of Taxation, or the SAT and Ministry of Finance that became effective in July 2000 and amended in 2009, specifies that to support the development of profitable medical institution, the following preferential policy shall be applied to the income derived by profitable medical institution as is directly used to improve the medical and hygiene service conditions within three years after the date of obtaining practice registration: (1) the self-produced preparation for its own use shall be exempted from any value-added tax; and (2) the property, land, vehicles and vessels for the profitable medical institution’s own use shall be exempted from real estate tax, land-use tax of cities and towns and operation tax of vehicle and ship. Upon the expiration of the term of three years for exempting from tax, the tax collection shall be restored. The Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax issued by the State Administration of Taxation, or the SAT, and Ministry of Finance that became effective in May 2016, specifies that medical institutions which provide the medical services are exempted from value-added tax during the pilot scheme period for levying VAT in place of business tax. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including compliance with the applicable financial incentive agreements and completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do so we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

The PRC Enterprise Income Tax Law, or the EIT Law effective as of January 1, 2008 and amended on December 2018 and the Regulation on the Implementation of the EIT Law, effective as of January 1, 2008 and amended on April 2019, define the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises.” Under the EIT Law, an enterprise incorporated outside of PRC whose “de facto management bodies” are located in PRC is considered a “resident enterprise” and will be subject to a uniform 25% enterprise income tax (EIT) rate on its global income. On April 22, 2009, PRC’s State Administration of Taxation, or the SAT, in the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, further specified certain criteria for the determination of what constitutes “de facto management bodies.” If all of these criteria are met, the relevant foreign enterprise may be regarded to have its “de facto management bodies” located in China and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Although SAT Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in SAT Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Because we are incorporated under Cayman Islands law and conduct our operations primarily in emerging markets, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

The uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

In addition, we conduct substantially all of our business operations in emerging markets, including China, and substantially all of our directors and senior management are based in China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. In China, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated in the United States.

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

Sales of the ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2020, we had 70,793,671 ordinary shares outstanding, including 11,313,825 ordinary shares represented by ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after our initial public offering became available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us, the underwriters and other relevant parties on April 21, 2020. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of the ADSs.

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

Depending upon the value of the ADSs and ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the value of our outstanding ADSs and ordinary shares and the composition of our assets and income, we do not believe we were a PFIC for the taxable year ending December 31, 2020. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

If we were classified as a PFIC in any taxable year in which a U.S. Holder (as defined in “Item 10. Additional Information—10.E. Taxation—United States Federal Income Taxation”) holds the ADSs or ordinary shares, the U.S. Holder would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. Holder’s ADS or ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. Holder would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to U.S. Holders that would result from our classification as a PFIC, see “Item 10. Additional Information—10.E. Taxation—United States federal income taxation—Passive foreign investment company.”

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

We have continuously expanded our footprint by investment in new treatment centers or acquisition of existing ones. In 2019, we established five and acquired three new treatment centers (in two of which we held minority equity interest before 2019) in cooperation with business partners. In 2020, we established one and acquired four new treatment centers, excluding treatment centers from Hanfei. For example, in November 2019, Nanchang Pengai Xiuqi was established with a registered capital of RMB15.0 million, which will replace Nanchang Pengai Aesthetic Medical Clinic Co., Ltd., or Nanchang Pengai, as we aim to enhance our business footprint in Jiangxi Province. As of the date of this annual report, we have a strategically established network, comprising 28 treatment centers including 27 wholly or majority owned centers. Our treatment centers spread across 18 cities in mainland China, and we also have presence in Hong Kong and Singapore. All of our treatment centers are wholly or majority owned with the exception of Mendis Aesthetics Pte. Ltd. or Singapore Mendis. We have completed the transfer of our equity interest in each of Baotou Pengai and Yinchuan Pengai to a business partner as part of our region development plan, which are not counted in the number of our treatment centers in this annual report.

4.B.         Business Overview

Mission

Our mission is to bring beauty, health and confidence to everyone by delivering safe, high quality aesthetic medical services. We plan to achieve the mission by maintaining and strengthening our leading market position and brand in the aesthetic medical treatment market in China and by growing our presence globally.

Overview

We are a leading provider of aesthetic medical services in China. Leveraging over 20 years of clinical experience, we provide one-stop aesthetic service offerings that include (1) surgical aesthetic treatments, such as eye surgery, rhinoplasty, breast augmentation and liposuction, (2) non-surgical aesthetic treatments which comprise minimally invasive treatments and energy-based treatments such as laser, ultrasound and ultraviolet light treatments, and (3) other aesthetic services such as cosmetic dentistry, as well as general medical services. As one of the market leaders in China, we believe we are well-positioned to benefit from the favorable tailwinds, including growing social acceptance of aesthetic medical services.

We generate our revenue primarily from providing aesthetic treatments. We have grown our network significantly since our operation commenced in 1997. As of the date of this annual report, we have a strategically established network comprising 28 treatment centers (including 27 wholly or majority owned centers). Our treatment centers spread across 18 cities in China, and we also have presence in Hong Kong and Singapore. As we continue to expand our network, one of our core business strategies is to develop our “flagship” medical institutions, which are typically large-scale full-service treatment centers that contribute a significant proportion of our revenue and are staffed with our most experienced doctors. We believe that developing flagship medical institutions will not only improve our brand awareness in the surrounding area, but also enable us to provide high-end, specialized, and complex medical services to customers referred from smaller-scale treatment centers within our network. We currently have three flagship medical institutions, i.e., Pengcheng Hospital, Shenzhen Pengai and Chongqing Pengai. Our scalable business model is built on our highly standardized operating procedures across a centralized network, which we believe has allowed us to quickly and successfully expand. We intend to continue to expand our network into new cities throughout China and selected global markets through organic growth as well as strategic acquisitions, and strategically focus more on regions in the southwest, southern and eastern parts of China, where we see larger growth potential.

Since our inception, we have been committed to delivering high quality services to our customers. Our doctors have rich experience in providing both surgical and non-surgical aesthetic medical services, with an average industry experience of approximately ten years as of December 31, 2020. We believe our team of highly qualified and experienced medical professionals, as well as our stringent safety controls, have underpinned our strong reputation as we continue to attract and retain customers and receive industry recognition for our high quality services. We have received a number of high-profile awards, including “the Most Prestigious Aesthetic Medical Services Beauty Brand in 2016” by the Tencent Network and “the Aesthetic Medical Services Brand of Technological Innovation in 2016” by Hong Kong WenWeiPo newspapers. In 2020, we co-published the 2020 White Paper for the Aesthetic Medical Service Industry in China, along with Forbes China, which was a recognition of our leading position in the industry.

Business model

We generate revenue primarily from our core business providing surgical aesthetic treatment services and non-surgical aesthetic treatment services, comprising minimally invasive treatments and energy-based treatments (surgical and non-surgical treatments together contributed to 90.3%, 93.1% and 94.7% of our revenue in 2018, 2019 and 2020, respectively), as well as non-core business providing general healthcare and other aesthetic services (contributed to 9.7%, 6.9% and 5.3% of our revenue in 2018, 2019 and 2020, respectively). We offer a wide range of surgical and non-surgical aesthetic treatments to cater to the various needs of our customers. The following table sets forth our revenue by service offering for the years indicated:

	For the year ended December 31,
	2018		2019			2020
	RMB		RMB	US$		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	199,119	26.2%	224,208	32,205	25.7%	234,562	35,948	26.0%
Energy-based treatments	174,229	22.9%	265,361	38,117	30.5%	218,108	33,427	24.2%
Sub-total	373,348	49.1%	489,569	70,322	56.2%	452,670	69,375	50.2%
Surgical aesthetic medical services	313,897	41.2%	319,239	45,856	36.7%	401,645	61,555	44.5%
General healthcare services and other aesthetic medical services	74,061	9.7%	60,242	8,653	6.9%	47,258	7,242	5.3%
Total	761,306	100.0%	869,050	124,831	100.0%	901,573	138,172	100.0%

In addition, the following table sets forth our other key operating metrics, such as the number of procedures performed and the average spending per aesthetic procedure, for the years indicated:

	For the year ended December 31,
Key operating metrics	2018	2019	2020
Number of doctors	187	211	230
Number of surgical treatments	63,553	90,658	92,922
Average spending per surgical procedure (in RMB)	4,939	3,521	3,140
Number of non-surgical treatments	235,367	404,316	413,235
Average spending per non-surgical procedure (in RMB)	1,586	1,211	928
Total number of aesthetic treatments	298,920	494,974	506,157
% surgical treatments	21.3%	18.3%	18.4%
% non-surgical treatments	78.7%	81.7%	81.6%

Overview of aesthetic services

Non-surgical aesthetic medical services

Our non-surgical aesthetic medical services primarily comprise (1) minimally invasive aesthetic treatments and (2) energy-based treatments. Depending on the complexity, materials used and scope of the procedure, our treatments vary significantly in price. The following table provides a summary of the key services we provide and information in 2020.

Treatment	Description	Price range per standard procedure (RMB)
Minimally invasive
Body/face sculpting—Wrinkle	The process of injecting BOTOX®, hyaluronic acid, autologous fat and other materials into the face and body to reduce the appearance of wrinkles	2000 - 39,800
Body/face sculpting—Injection	The process of injecting BOTOX®, hyaluronic acid, autologous fat and other materials into the face and body to change their shape	980 - 39,800
Body/face thread lifts	Procedure of inserting special threads under the skin surface in order to lift targeted areas of the face and body (e.g. 1IftZVIA)	9,800 - 39,800
Energy-based
Hair removal	Procedure to remove unwanted hair using energy-based technology such as lasers that destroys hair follicles	200 - 2,000
Skin tightening/lifting/ resurfacing	Procedure that uses a laser to tighten skin by heating the collagen under the skin’s surface, which causes the skin to contract and treatment to reduce wrinkles and skin irregularities	1,500 - 29,800
Spot removal	Treatment using energy-based to remove pigmented blemishes including age spots, birthmarks and moles	300 - 3,000

To ensure the consistency quality and safety in our procedures, we utilize a standardized process for the treatments. These aesthetic procedures are typically completed within one hour, with recovery time of up to one week, depending on the type of procedure and the customer’s physical conditions.

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

Surgical aesthetic medical services

We provide customary surgical aesthetic medical services, including double eye lid surgery, rhinoplasty, breast augmentation, liposuction and facelifts, among others. Surgical aesthetic treatments typically involve local or full anesthesia, and an extended recovery time. All of our surgical aesthetic treatments are performed in fully equipped operating rooms in our treatment centers. Depending on the complexity of the procedure and the physicians involved, our treatments vary significantly in price. The following table sets forth our main surgical aesthetic treatments and information in 2020.

Treatment	Description	Price range per standard procedure (RMB)
Eye surgery	Change the shape or appearance of the eyes, eyelids	2,800 - 19,800
Nose surgery / rhinoplasty	Change the shape or appearance of the nose by adding fillers or cartilage	4,800 – 39,800
Breast augmentation	Procedures designed to enlarge/reduce or change the shape of the breasts	19,800 - 68,000
Liposuction	Procedure in which excess fatty tissue is removed from a specific part of the body through suction	5,800 - 39,800

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

Our treatment centers

As of the date of this annual report, we have an extensive presence in China, with locations in 18 cities. All of our treatment centers are wholly or majority owned with the exception of Singapore Mendis. The following map illustrates our network in China as well as our locations in Hong Kong and Singapore.

In addition to the network in China, we have entered the Hong Kong and Singapore markets, with the acquisition of Hong Kong Newa and investment in Singapore Mendis in 2015 and 2017, respectively.

Our current network comprises 28 treatment centers across China, Hong Kong and Singapore, including three flagship hospitals. Based on relevant Chinese regulations, the treatment centers in our network can be classified as the following:

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

For more information on the definitions of each type of medical institution, please refer to “—Regulation—Regulations on the administration and classification of medical institutions.” In addition to 27 of our wholly or majority owned treatment centers, we also own minority stakes in Singapore Mendis.

One of our core strategies is to develop our flagship hospitals, which are large-scale, full-service hospitals located at the epicenter of our regional network hubs and accompanied by our smaller-scale treatment centers in the surrounding vicinity. Our flagship hospitals contribute a meaningful proportion of our revenue and are staffed with our most experienced doctors.

The premises of the majority of our treatment centers are leased, while Pengai Huizhou and part of Pengcheng Hospital are our owned properties. The following table provides a summary of our treatment centers, including key operational data, as of December 31, 2020.

Treatment center(13)	Acquired / invested	Date of establishment / acquisition / investment	Classification in accordance with Chinese regulation	GFA (sq.m.)		Beneficial Interest
Pengcheng Hospital(L)(1)	Established	December 2003	Hospital	8,391		100.0%
Shenzhen Pengai(L)(1)	Established	November 2005	Hospital	6,182		100.0%
Haikou Pengai(M)	Established	March 2011	Hospital	2,169		87.0%
Huizhou Pengai(M)	Established	June 2011	Hospital	1,670		65.5%
Nanchang Pengai(M)	Established	September 2011	General outpatient clinic	N/A		51.0%
Changsha Pengai(L)	Acquired	June 2013	Hospital	2,459		79.0	%(2)
Shanghai Pengai(L)	Acquired	January 2014	General outpatient clinic	1,048		80.0	%(3)
Hangzhou Pengai(M)	Established	July 2014	General outpatient clinic	1,446		100.0	%(4)
Hong Kong Newa(S)	Acquired	October 2015	N/A	127		100.0%
Chongqing Pengai(L)(1)	Established	November 2015	Hospital	3,658		100.0	%(5)
Guangzhou Pengai(L)	Acquired	May 2017	Hospital	2,600		91.0	%(6)
Shenzhen Pengai Xiuqi(M)	Established	May 2017	Hospital	1,902		89.0	%(7)
Shenzhen Pengai Yueji(M)	Acquired	July 2017 (date of initial investment)	Hospital	1,806	(12)	60.0%
Singapore Mendis(S)	Invested	November 2017	N/A	125		44.44%
Chengdu Pengai(M)	Acquired	December 2017	General outpatient clinic	1,800		70.0%
Shenzhen Pengai Yuexin(L)	Acquired	April 2018 (date of initial investment)	Hospital	4,474		60.0%
Yantai Pengai Jiayan(M)	Established	June 2018	Hospital	1,983		89.0	%(8)
Jinan Pengai(M)	Acquired	January 2019	Hospital	2,200		95.0	%(9)
Ninghai Pengai(S)	Established	April 2019	General outpatient clinic	670		51.0%
Ningbo Fenghua Pengai(S)	Established	October 2019	General outpatient clinic	138		51%
Deqing Pengai(S)	Established	October 2019	General outpatient clinic	129		51%
Ningbo Beilun Pengai(S)	Established	November 2019	General outpatient clinic	858		51%
Nanchang Pengai Xiuqi(M)	Established	November 2019	Hospital	2,650		70%
Shanghai Jiahong (formerly known as Shanghai Mingyue Yueji)(M)	Acquired	March 2020	General outpatient clinic	1,097		68%
Xi’an New Pengai Yueji(M)	Acquired	April 2020	General outpatient clinic	827		70%
Jinhua Pengai(S)	Established	August 2020	General outpatient clinic	192		51%
Kunming Liangyan Investment management(S)	Acquired	September 2020	General outpatient clinic	573		80	%(10)
Kunming Liangyan aesthetic medical(S)	Acquired	September 2020	General outpatient clinic	1,816		39.5	%(10)
Beijing Haiyue Xingguang(S)	Acquired	January 2021	General outpatient clinic	392		95.0	%(11)

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

(10)    Includes 10.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements，subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge.

(11) Includes 25.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements，subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge.

(12)    We did not renew our lease for the site of Shenzhen Pengai Yueji, which expired on December 31, 2020 the operation of Shenzhen Pengai Yueji is currently on hold.

(13)    English names of treatment centers for the indicative purpose only.

In 2020, we generated 67.3% of our revenue from our top five treatment centers. The following table sets forth the revenue from these five treatment centers in 2018, 2019 and 2020.

	For the year ended December 31,
	2018		2019		2020**
	RMB (in thousands)%		RMB (in thousands)%		RMB (in thousands)	USD (in thousands)%
Shenzhen Pengai*	219,398	28.8%	219,780	25.3%	190,166	29,144	26.4%
Pengcheng Hospital*	197,471	25.9%	211,891	24.4%	171,840	26,336	23.9%
Changsha Pengai	51,469	6.8%	68,288	7.9%	59,407	9,105	8.2%
Chongqing Pengai*	37,166	4.9%	53,701	6.2%
Huizhou Pengai	33,996	4.5%	35,184	4.0%
Shenzhen Yuexin					33,157	5,082	4.6%
Shanghai Pengai Jiayan					29,839	4,573	4.1%
Subtotal top five treatment centers	539,500	70.9%	588,844	67.8%	484,409	74,239	67.3%
Total	761,306	100%	869,050	100%	720,202	110,376	100%

*                 Indicates flagship hospitals

**          Without considering the one-off impact from Hanfei

Summary information on our flagship hospitals

Shenzhen Pengai

Founded in November 2005, Shenzhen Pengai Hospital was established as our second flagship hospital and was our largest revenue contributor in 2020. Shenzhen Pengai Hospital has a gross floor area of approximately 6,182 sq.m. with seven surgical rooms, five energy-based rooms and 25 treatment rooms. As of December 31, 2020, Shenzhen Pengai Hospital had seven major departments including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, anesthesiology, medical laboratory, and medical imaging.

Shenzhen Pengai Hospital serves as the training base for the Dalian Medical University College of Aesthetic and Plastic Surgery. As of December 31, 2020, Shenzhen Pengai Hospital had 273 employees, including 27 doctors, 52 nurses, 20 other medical staff and 174 non-medical staff.

Pengcheng Hospital

Founded in 1997, Pengcheng Hospital became our first flagship hospital in 2003 to provide both aesthetic medical services and general healthcare and other aesthetic services. Pengcheng Hospital was also our second largest revenue contributor in 2020. As of the date of this annual report, this treatment center has a gross floor area of approximately 8,391 sq.m. with seven surgical rooms, nine energy-based treatment rooms and 27 treatment rooms. It is equipped with advanced medical devices, such as Thermage radiofrequency systems, Body-Jet liposuction systems and Aesculap flexible neuroendoscopy systems. As of December 31, 2020, Pengcheng Hospital had 21 major clinical departments, including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, surgical, gynecology, internal medicine, otorhinolaryngology, laboratory testing, radiology and anesthesiology. As of December 31, 2020, Pengcheng Hospital had 360 employees, including 39 doctors, 80 nurses, 27 other medical staff and 214 non-medical staff.

Chongqing Pengai

Opened in November 2015, Chongqing Pengai provides both aesthetic medical services and other aesthetic services. Chongqing Pengai is our second largest treatment center by size, with gross floor area of approximately 3,658 sq.m., five surgical rooms and 20 non-surgical rooms, including 12 energy- based treatment rooms and 8 VIP treatment rooms. It is equipped with advanced medical devices across its six departments, which include plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry and others. As of December 31, 2020, Chongqing Pengai had 117 employees, including six doctors, 16 nurses, 11 other medical staff and 84 non-medical staff.

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

Our customers

Our customers are primarily female individuals residing in China. The majority of our customers are aged between 23 and 30, and this age cohort represented 44.3% of our customer base in 2020, while customers in the 16 to 22, 31 to 40 and above 40 age cohorts represented 11.7%, 29.2% and 14.8% of our customer base in 2020, respectively.

The following table provides a snapshot of our active customer base.

	For the year ended December 31,
	2018		2019		2020*
	Number of customers	%	Number of customers	%	Number of customers	%
New customers	82,004	45.9%	117,974	46.2%	95,724	39.5%
Repeat customers	96,653	54.1%	137,421	53.8%	146,834	60.5%
Total active customers	178,657	100.0%	255,395	100.0%	242,558	100%

* Without considering the one-off impact from Hanfei

Our active customer base, defined as customers who have received at least one procedure in the relevant year, was 178,657, 255,395 and 242,558, respectively, in 2018, 2019 and 2020, representing a CAGR of 16.5%. Our treatments are transactional in nature and we have not entered into any long-term agreements with our customers.

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

Due to the nature of our business and the subjective nature of the level of satisfaction with aesthetic medical services, we receive complaints from time to time. Customer complaints are usually in relation to staff attitude, dispute over pricing (competitor offering an equivalent service for less), over-promise, longer than expected recovery time or general dissatisfaction with treatment results, which includes potential side effects. The majority of customer complaints relate to general dissatisfaction with treatment results—this type of complaint represented 98.0%, 99.2% and 99.2% of the total number of complaints for the years ended December 31, 2018, 2019 and 2020, respectively.

The overall number of complaints we typically receive is low—we received 227, 253 and 256 complaints for the years ended December 31, 2018, 2019 and 2020, respectively. The total number of complaints received represented 0.1%, 0.05% and 0.05% of the total number of aesthetic treatments provided for the years ended December 31, 2018, 2019 and 2020, respectively. The increase in the total number of customer complaints was below the increase in the number of procedures we performed. In particular, the percentage of the number of customer complaints attributable to general dissatisfaction with treatment results out of the total number of aesthetic treatment procedures we performed in 2018, 2019 and 2020, respectively, was level at approximately 0.1%, 0.05% and 0.05%.

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

In order to ensure the highest level of customer satisfaction and to maintain our strong brand name, we have taken a relatively generous approach in offering such refunds and compensation historically. In 2018, 2019 and 2020, the amount of refunds and compensation incurred was RMB5.3 million, RMB6.1 million and RMB3.5 million (US$0.5 million), respectively, representing 0.7%, 0.7% and 0.5% of our total revenue for the corresponding period. We believe that the number of complaints we received and the amount of refunds and compensation incurred were insignificant, considering the size of our operation, the nature of our industry, and the relatively generous approach we took in offering such refunds and compensation. We seek to further enhance the quality of our service offerings and upkeep our rigorous medical standards, to continue to maintain the customer complaints we received at a low level.

Our suppliers

As of December 31, 2020, we had approximately 700 suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. Our suppliers fall into five key categories: medical devices, energy-based equipment, implants, injection materials and other medical consumables. In general, we have worked with our major suppliers for more than ten years and believe we maintain strong relationships with them. In 2018, 2019 and 2020, our five largest suppliers in each respective year in aggregate accounted for 37.0%, 30.6% and 31.2%, respectively, of our total amount of purchases, and our single largest supplier accounted for 13.0%, 8.9% and 9.7% of our total amount of purchases, during the same periods, respectively.

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

During the three years ended December 31, 2020, we did not encounter any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices.

To the knowledge of our directors, none of our directors or any shareholder who owns more than 5% of our issued share capital, nor any of their respective associates, has any ownership interest in any of our five largest suppliers.

Our equipment

We are committed to utilizing high quality equipment for our services. We owned a wide variety of energy-based treatment and non-surgical aesthetic equipment. Our key equipment includes the Lumenis one, Soprano xli, the Harmony CL and BodyTite and play an important role in achieving high quality aesthetic outcomes for our customers. We source our energy-based equipment and related components from our suppliers in the United States, Europe and Japan. In 2020, we entered into sale-and-lease-back arrangements with a third party financial lease service provider with an aggregate principal amount of RMB101.9 million for a term of two years. The net book value of equipment under such arrangements accounts for approximately 12% of the total value of our equipment. We believe finance lease is a common approach for financing activities.

Sales and marketing

As of December 31, 2020, we had an effective, disciplined sales and marketing team of 166 who, in addition to a base salary, generate commissions based on the number and types of procedures sold. We have strict policies governing our sales and marketing activities to ensure the consistency of our offering and our customers’ experience. For example, we have standardized service catalogs, sales scripts and price lists throughout the network, with management and/or supervisor approval required for deviations such as discounts. In addition, prior to effecting each sale transaction, the treatments proposed by our sales staff are reviewed and approved by our doctors to ensure feasibility and compliance with internal policies. Customers then pay in full prior to receiving the treatments, using a range of payment methods.

We also have a dedicated marketing team responsible for analyzing market intelligence, organizing advertising activities, evaluating marketing campaigns and assisting in the preparation of promotional materials. Given the size of Chinese market, marketing efforts for each of our treatment centers are primarily initiated and implemented by the marketing personnel situated at each treatment center with the support of our headquarters. Each treatment center’s marketing efforts are tailored to customers in the region where the treatment center is based. These marketing efforts are focused on (1) informing customers of the comprehensive aesthetic medical services that we offer; and (2) emphasizing the high level of customer satisfaction. For example, we hold themed marketing events when opening new treatment centers and introducing new treatments. In addition, we also host conferences and invite our potential clients and promote our services.

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

Intellectual property

As of March 31, 2021, we had (i) 38 registered trademarks, 33 of which are in mainland China and five in Hong Kong, and two pending trademark applications in Singapore, (ii) 38 registered domain names, of which all are registered in mainland China, and (iii) two registered patents, of which all are registered in mainland China. Our principal intellectual property rights are our registered trademarks such as “鹏爱” (Pengai), as well as our patented technologies, which include a device and method for measuring facial symmetry and a device and method for mandibular shaping.

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

The premiums that we paid for our insurance were RMB393,091, RMB351,992 and RMB 573,426 (US$87,881) in 2018, 2019 and 2020, respectively, representing 0.05%, 0.05%, and 0.08% of our revenue for those periods, respectively. During the three years ended December 31, 2020, we did not submit any material insurance claims. However, we might be subject to liabilities that exceed our insurance coverage. See “Item 3. Key Information—3.D. Risk Factors—Risk relating to our business and our industry— Our business is subject to professional and other liabilities for which we may not be insured.”

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

Regulations on the institutional reforms of medical institutions

Promotion Law on Basic Medical and Healthcare

The Promotion Law on Basic Medical and Healthcare, which were promulgated on December 28, 2019 by the Standing Committee of the National People’s Congress and became effective on June 1, 2020, stipulates specific support for socially-run medical care institutions, granting socially-run medical care institutions similar rights enjoyed by public hospitals. Prior to the its promulgation, the State also supported the subdivision of disciplines among socially-run medical care institutions (including ophthalmology, orthopedics, stomatology, gynecology, pediatrics, oncology, psychiatry and medical cosmetology, etc.), gradually cancelled staffing among public hospitals, lessened entry barriers for socially-run medical care institutions and enhanced supervision, and introduced a series of policies and regulations encouraging social capital invested or funded elderly healthcare institutions or rehabilitation institutions, thereby demonstrating the support of the State for socially-run medical care institutions.

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

Regulations on the supervision over medical equipment in medical institutions

Regulations on the Supervision and Administration of Medical Devices

The Regulations on the Supervision and Administration of Medical Devices, or the Regulations on Medical Devices, which was promulgated by the State Council on January 4, 2000, amended on March 7, 2014, May 4, 2017 and February 9, 2021 and will take effect on June 1, 2021, regulates the management of medical device manufacturing and the supervision, distribution and use of medical devices as well as relevant legal obligations. Pursuant to the Regulations on Medical Devices, medical device enterprises and medical institutions may only purchase medical devices from properly licensed enterprises. Medical institutions may not use unregistered, uncertified, expired, ineffective or outdated medical devices. Disposable medical devices may not be used repeatedly and medical institutions must destroy used disposable medical devices in accordance with relevant rules and keep records such disposal.

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

Regulations on the Safety and Protection of Radioisotopes and Radiation-emitting Devices and Measures for Administration of the Safety Licensing of Radioactive Isotopes and Radioactive Equipment

The Regulations on the Safety and Protection of Radioisotopes and Radiation-emitting Devices, which was promulgated by the State Council on September 14, 2005, came into effect on December 1, 2005 and was revised on July 29, 2014 and March 2, 2019, and the Measures for Administration of the Safety Licensing of Radioactive Isotopes and Radioactive Equipment, which was promulgated by the Ministry of Environmental Protection (currently known as the Ministry of Ecology and Environment) on January 18, 2006 and amended on December 6, 2008, December 12, 2017, August 22, 2019 and January 4, 2021, respectively, require any entity engaging in the production, sale or use of radioisotopes or radiation-emitting devices of different categories to obtain a Safety License for Radiation. In addition, medical institutions using radioisotopes or radiation-emitting devices for diagnosis and treatment are required to obtain a permit for radiological diagnostic and therapeutic techniques and medical radiation.

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

Regulations on medical malpractice

The PRC Civil Code

The PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020, came into effect on January 1, 2021 provides that contracting parties must perform their obligations in full as agreed. The parties shall, under the principle of good faith, perform such obligations according to the nature and purpose of the contract as well as trading practices.

A lawfully established contract is legally binding on the contracting parties, each of whom must perform its own obligations in accordance with terms of the contract, and no party may unilaterally modify or terminate the contract.

The PRC Civil Code provides that, if a medical institution or the medical personnel of a medical institution are at fault for damage inflicted on a patient during the course of diagnosis and treatment, the medical institution will be liable for compensation. The medical institution is responsible for the damage caused to the patient due to the failure of the medical personnel to fulfill their statutory obligations in the course of diagnosis and treatment. Medical institutions and their medical personnel must protect the privacy of their patients and will be liable for damage caused by divulging the patients’ private or medical records without consent.

Interpretations of the Supreme People’s Court on Several Issues concerning the Application of Law in Hearing Cases Involving Disputes over the Liability for Medical Damage

According to the Interpretations of the Supreme People’s Court on Several Issues concerning the Application of Law in Hearing Cases Involving Disputes over the Liability for Medical Damage, which was promulgated by the Supreme People’s Court on December 13, 2017, became effective on December 14, 2017 and was amended on December 29, 2020, after a patient has filed a lawsuit against some of the medical institutions where he or she was treated, such medical institutions are allowed to file an application to bring in other medical institutions where the patient has received treatment as joint defendants or third parties. The people’s court may also bring related parties into the lawsuit according to the law when the court deems it necessary.

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

Notice on Further Strengthening the Management of Medical Advertisements

The Notice on Further Strengthening the Management of Medical Advertisements, which was promulgated by the Ministry of Health and came into effect on July 17, 2008, emphasizes severe censorship, regulation and punishment on medical institutions’ non-compliance of medical advertisement. In case that a medical institution fails to correct its non-compliance of medical advertisement after two or more warnings, or that such non-compliance results in any patient suffering personal injuries or property losses, the medical institution shall be ordered to suspend its business for rectification, or the license for operating particular medical department or even the Medical Institution Practice License of such institution will be revoked in accordance with the provisions of the Administrative Measures on Medical Advertisement.

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

Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2019 Edition)

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

In accordance with the PRC Civil Code, the legitimate rights and interests of civil parties include reputational rights and the right to one’s image, and parties that infringe on the civil rights and interests of others will be held liable for tortious acts.

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

Catalog of Industries for Encouraged Foreign Investment and 2020 Negative List

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalog of Industries for Encouraged Foreign Investment (2020 Edition), or the 2020 Encouraged Catalog, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on December 27, 2020 and became effective on January 27, 2021, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition), which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 23, 2020 and became effective on July 23, 2020, or the 2020 Negative List, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2020 Encouraged Catalog and 2020 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. According to the current 2020 Encouraged Catalog and 2020 Negative List, investment into medical institutions falls within the restricted category. Foreign investment in healthcare institutions is restricted to the form of Sino-foreign cooperation or joint venture.

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

4.C.         Organizational Structure

(1)         As of the date of this annual report, Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Jinan Pengai Cosmetic Surgery Hospital Co., Ltd, Jiangsu Liangyan Hospital Management Co., Ltd, and Beijing Aomei Yixin Investment Consultant Co., Ltd., collectively “Relevant Subsidiaries,” or each a “Relevant Subsidiary,” are held by Dr. Zhou Pengwu, our chairman and chief executive officer, as to 24.0%, 30%, 30.0%, 19.0%, 15.0%, 22.0%, 26.0%, 25%, 10%, and 25%, respectively. Jiangsu Liangyan Hospital Management Co., Ltd and Beijing Aomei Yixin Investment Consultant Co., Ltd are subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. We refer to these equity interests held by Dr. Zhou Pengwu as the “Target Equity Interests,” which constitute all of Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries. Haikou Pengai Aesthetic Medical Hospital Co., Ltd. was established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions.

(2)         As of the date of this annual report, except for the Target Equity Interests representing all of Dr. Zhou Pengwu’s equity interests in the Relevant Subsidiaries which we consolidate through Contractual Arrangements as further described below, the remaining equity interest in our PRC operating subsidiaries is held by unaffiliated third parties and certain of our employees.

(3)         Other major subsidiaries are those subsidiaries other than Relevant Subsidiaries under Shenzhen Pengai Hospital Investment Management Co., Ltd. that hold our treatment centers. The table below sets forth other major subsidiaries as of the date of this annual report and our beneficial interest in such subsidiaries.

Subsidiaries	Beneficial Interest
Chengdu Pengai Yueji Aesthetic Medical Clinic Co., Ltd.	70%
Deqing Pengai Aesthetic Medical Clinic Co., Ltd.	51%
Haikou Pengai Aesthetic Medical Hospital Co., Ltd.	87%
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	65.5%
Jinghua Pengai Aesthetic Medical Clinic Co., Ltd.	51%
Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd.	70%
Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd.	51%
Ningbo Fenghua Pengai Aesthetic Medical Clinic Co., Ltd.	51%
Ninghai Pengai Aesthetic Medical Clinic Co., Ltd.	51%
Shenzhen Pengai Aesthetic Medical Hospital	100%
Shenzhen Pengai Yueji Aesthetic Medical Hospital	60%
Shenzhen Pengai Yuexin Aesthetic Medical Hospital	60%
Shenzhen Pengcheng Hospital	100%
Shenzhen Yueji Aesthetic Clinic Co., Ltd.	60%

Contractual Arrangements with respect to Target Equity Interests

Pursuant to the Foreign Investment Catalog 2015, which became effective in April 2015, foreign investors in PRC medical institutions can only conduct investment activities through joint ventures. The foreign shareholding in these entities is limited to 70.0% as stipulated in the JV Interim Measures since the effective date of the Foreign Investment Catalog 2015. We historically held more than 70.0% equity interest in certain of our PRC subsidiaries that are medical institutions which we acquired or established after the effective date of the Foreign Investment Catalog 2015. Due to such restriction, we had decreased our shareholding to no more than 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. In connection with such equity transfer and Dr. Zhou’s shareholding in Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd, Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. which he subsequently acquired from other shareholders in 2018 and 2019, and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment Consultant Co., Ltd. in 2020, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Shenzhen Pengai Investment, the Relevant Subsidiaries and Ms. Ding Wenting in 2018, 2019, 2020 and 2021 with respect to the Target Equity Interests except for Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment ConsultantCo., Ltd., which are subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. These Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 26.1%, 32.2% and 11.6% of our total revenue in 2018, 2019 and 2020, respectively. We do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries as we hold 70.0% equity interest in each of the Relevant Subsidiaries (except for Shenzhen Pengai Xiuqi and Yantai Pengai Jiayan, in which we hold 67.0% and 65.0% equity interest, respectively) and consolidate the Target Equity Interests in each of the Relevant Subsidiaries held by Dr. Zhou Pengwu through the Contractual Arrangements. However, with respect to our control over the Target Equity Interests, the Contractual Arrangements may not be as effective as direct ownership. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. See “Item 3. Key Information—3.D. Risk Factors—Risks relating to our corporate structure—The Contractual Arrangements may not be as effective in providing control as direct ownership and the Relevant Subsidiaries or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements.”

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

Equity interest pledge agreement

Dr. Zhou Pengwu as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Dr. Zhou Pengwu has pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiary acquired by him to Shenzhen Pengai Investment to guarantee the performance by Dr. Zhou Pengwu and the Relevant Subsidiary of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiary or Dr. Zhou Pengwu breaches any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Dr. Zhou Pengwu shall not permit the existence of any security interest or other encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiary shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Dr. Zhou Pengwu discharge all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Dr. Zhou Pengwu or the Relevant Subsidiary under these agreements or invalidity, revocation and termination of any of these agreements. The equity pledges of Target Equity Interests have been registered except that Jiangsu Liangyan Hospital Management Co., Ltd and Beijing Aomei Yixin Investment Consultant Co., Ltd are subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge.

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

4.D.         Property, Plant and Equipment

As of the date of this annual report, we own building ownership rights to certain buildings on four different parcels of land in Shenzhen, Huizhou and New York with a total gross floor area of 2,697 sq.m. Shenzhen Pengai Investment, one of our subsidiaries, is the owner of these buildings. Shenzhen Pengai Investment has obtained the relevant property rights certificates.

Two of our owned properties, which are located in Luohu District, Shenzhen, and Huicheng District, Huizhou, Guangdong, are leased to Pengcheng Hospital and Huizhou Pengai for the operation of their businesses, respectively.

The majority of the properties on which we operate in China and Hong Kong are leased. As of the date of this annual report, we own four different properties with a total gross floor area of 2,697 sq.m and we leased or occupied properties in 26 different locations with an aggregate gross floor area of 51,452.5 sq.m. (without considering Baotou Pengai and Yinchuan Pengai), including the property of our principal headquarters, which is located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province.

The following table sets forth the number of lease agreements by expiry year.

Expiry year	Number of leases
2021	4
2022	7
2023+	23

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

Factors affecting our results of operations

We believe our financial condition and operations are affected by the following factors:

Our expansion through organic growth and acquisitions

From January 1, 2018 to December 31, 2020, organic growth and the acquisition of new treatment centers were important contributors to our revenue growth. During 2018 and 2019, we opened six and acquired three treatment centers, for two of which by increasing our shareholding from 30% to 60%, which contributed RMB106.9 million and RMB70.8 million additional revenue in 2018 and 2019, respectively. During 2020, we opened one and acquired four new treatment centers, excluding treatment centers from Hanfei, which, to the extent treatment centers started operations, contributed RMB24.2 million additional revenue in 2020. We plan to continue to grow and strengthen our market position in the aesthetic medical market through both organic growth and strategic acquisitions of and investments in treatment centers in fast-growing, populous regions of China as well as in selected global markets to further extend our footprint. We believe continued expansion through organic growth and acquisitions will be an important factor affecting our future operating results.

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

Due to the outbreak of COVID-19 and the relevant quarantine requirements, we postponed the resumption of operations of aesthetic treatment centers in China after the Chinese New Year holiday in 2020. During the temporary shutdown of our treatment centers, we could not perform procedures. By the end of March 2020, all of our aesthetic treatment centers had resumed their operations. However, we experienced a significantly decrease in market demand for aesthetic medical services in the first half of 2020. While the COVID-19 pandemic has been largely contained in China, and the number of procedures we performed has picked up since the second half of 2020, the negative impact of the COVID-19 pandemic on the market demand and our business may persist as regional outbreaks continue to take place, which may cause our treatment centers to temporarily shut down. We will continue to monitor and evaluate the financial impacts to us. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC could prevent us from effectively serving our customers and thus adversely affect our results of operations.”

Cost of sales and services rendered

Our ability to control costs and expenses affects our profitability. Salaries in the medical treatment industry in China have generally been increasing in recent years, and we seek to offer competitive wages and other benefits to recruit and retain quality medical professionals. In addition, our cost of inventories and consumables has been relatively significant during the past few years, comprising 41.4%, 40.8% and 45.8% of our cost of sales and services rendered in 2018, 2019 and 2020, respectively. Cost of inventories and consumables is affected primarily by the number of procedures we perform, but the costs of materials we use in our services have been declining over time during the past few years.

Successful marketing of our services

In order to enhance public recognition of our brand and new treatment procedures or services in both existing and new markets, we advertise through various media platforms. We utilize various marketing tools, including advertising on traditional media and online channels, hosting promotional events and circulating promotional materials, to attract new customers, retain our existing customers and increase customers’ spending. We have been seeking to optimize the marketing channels we use, and to deepen our cooperation with new media marketing channels such as So-Young, in order to improve the efficiency of our sales and marketing efforts. Our advertising and marketing expenses were RMB245.9 million, RMB303.9 million and RMB381.2 million (US$58.4 million) in 2018, 2019 and 2020, respectively, accounting for 32.3%, 35.0% and 42.3% respectively, of our revenue for the same periods. The effectiveness of our marketing and promotional efforts will directly impact our revenue and profitability.

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

Certain statements of comprehensive income line items

Revenue

We have one reporting segment and generate revenue from three service offerings: (i) non- surgical aesthetic medical services, comprising minimally invasive aesthetic treatments and energy-based treatments, (ii) surgical aesthetic medical services, and (iii) general healthcare services and other aesthetic medical services. We regard our non-surgical and surgical aesthetic medical services as our core business that we believe will have the greatest impact on our future results of operations. The following table sets forth a breakdown of our revenue, as an amount and as a percentage of total revenue, by service offering for the periods indicated. Due to the global COVID-19 pandemic, we expect to experience a potential decline in our revenue in the first half of 2021, and the uncertainties brought by such pandemic may continue to materially and adversely affect our business, financial condition, results of operations and prospects.

	For the year ended December 31,
	2018		2019		2020
	RMB		RMB		RMB	US$
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	199,119	26.2%	224,208	25.7%	234,562	35,948	26.0%
Energy-based treatments	174,229	22.9%	265,361	30.5%	218,108	33,427	24.2%
Sub-total	373,348	49.1%	489,569	56.2%	452,670	69,375	50.2%
Surgical aesthetic medical services	313,897	41.2%	319,239	36.7%	401,645	61,555	44.5%
General healthcare services and other aesthetic medical services	74,061	9.7%	60,242	6.9%	47,258	7,242	5.3%
Total	761,306	100.0%	869,050	100.0%	901,573	138,172	100.0%

We entered into an agreement to purchase a 51% equity interest of Hanfei on July 14, 2020 but subsequently entered into an agreement to dispose of the 51% equity interest of Hanfei with the original shareholder on December 25, 2020. The disposal was due to the slower than expected recovery from COVID-19 and the overall less than satisfactory performance of Hanfei during the post-acquisition period. As the we obtained control over Hanfei from August 4, 2020 to December 25, 2020, we consolidated the results of Hanfei during such period. Excluding the impact from the consolidation of Hanfei’s results, total revenue would have been RMB720.2 million (US$110.4 million), representing a decrease of 17.1% from 2019, primarily due to the impact of the COVID-19 pandemic that caused temporary shutdowns of the treatment centers. Please refer to the footnotes under “Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” below for details.

Our revenue primarily depends on the number of aesthetic procedures performed and average spending by our customers per aesthetic procedure. The following table sets forth certain of our operating data for the periods indicated.

	For the year ended December 31,
	2018	2019	2020*
Number of aesthetic procedures performed
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	77,111	108,533	117,181
Energy-based treatments	158,256	295,783	296,054
Sub-total	235,367	404,316	413,235
Surgical aesthetic medical services	63,553	90,658	92,922

* Without considering the one-off impact from Hanfei.

	For the year ended December 31,
	2018	2019	2020*
	RMB	RMB	RMB	US$
Average spending by our customers per aesthetic procedure
Non-surgical aesthetic medical services	1,586	1,211	928	142
Minimally invasive aesthetic treatments	2,582	2,066	1,594	244
Energy-based treatments	1,101	897	665	102
Surgical aesthetic medical services	4,939	3,521	3,140	481

* Without considering the one-off impact from Hanfei.

From 2018 to 2020, average spending by our customers per aesthetic procedure had generally declined due to a number of factors. For example, as part of our marketing strategy, we encourage potential customers to try out our services by offering a small number of low-ASP treatments; in addition, in order to increase utilization of our equipment, we from time to time offer promotional events to attract new customers; and as such we may adjust our pricing policy in response to increased competition and the decrease in cost of materials, such as hyaluronic acid. These measures have negatively contributed to our overall average spending by customers per procedure, but we believe these measures are beneficial to our overall profitability and long-term growth.

Aesthetic medical services (surgical and non-surgical)

Our aesthetic medical services consist of surgical and non-surgical aesthetic medical services. Our revenue from aesthetic medical services was RMB687.2 million, RMB808.8 million and RMB854.3 million (US$130.9 million) in 2018, 2019 and 2020, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 90.3%, 93.1% and 94.7% in 2018, 2019 and 2020, respectively. Excluding the impact from the consolidation of Hanfei’s results, the total revenue from aesthetic medical services for 2020 would have been RMB675.4 million (US$103.5 million) and 93.8% as a percentage of our total revenue.

•                  Non-surgical aesthetic medical services. Our non-surgical aesthetic medical services primarily consist of services such as injection treatments, energy-based treatments and thread lifts. Our revenue from non-surgical aesthetic medical services was RMB373.3 million, RMB489.6 million and RMB452.7 million (US$69.4 million) in 2018, 2019 and 2020, respectively. Revenue from non-surgical aesthetic medical services as a percentage of our total revenue was 49.1%, 56.2% and 50.2% in 2018, 2019 and 2020, respectively. Excluding the impact from the consolidation of Hanfei’s results, the total revenue from non-surgical aesthetic medical services for 2020 would have been RMB383.7 million (US$58.8 million) and 53.3% as a percentage of our total revenue.

•                  Surgical aesthetic medical services. Our surgical aesthetic medical services primarily consist of services such as eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction. Our revenue from surgical aesthetic medical services was RMB313.9 million, RMB319.2 million and RMB401.6 million (US$61.5 million) in 2018, 2019 and 2020, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 41.2%, 36.7% and 44.5% in 2018, 2019 and 2020, respectively. Excluding the impact from the consolidation of Hanfei’s results, the total revenue from surgical aesthetic medical services for 2020 would have been RMB291.7 million (US$44.7 million) and 40.5% as a percentage of our total revenue.

General healthcare services and other aesthetic medical services

General healthcare services and other aesthetic medical services primarily consist of a range of medical services, such as internal medicine, urology, gynecology and obstetrics treatments, as well as various other aesthetic medical treatments, such as dentistry, dermatology and hair loss treatments. Our revenue from general healthcare services and other aesthetic medical services was RMB74.1 million, RMB60.2 million and RMB47.3 million (US$7.2 million), respectively, representing 9.7%, 6.9% and 5.3% of our total revenue, respectively, in 2018, 2019 and 2020. Excluding the impact from the consolidation of Hanfei’s results, the total revenue from general healthcare services and other aesthetic medical services for 2020 would have been RMB44.8 million (US$6.9 million) and 6.2% as a percentage of our total revenue.

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

In 2018, 2019 and 2020, our cost of sales and services rendered amounted to RMB258.6 million, RMB275.9 million and RMB356.8 million (US$54.7million), respectively, representing 34.0%, 31.7% and 39.6% of our total revenue, respectively.

Gross margin

The table below sets forth a breakdown of our gross margin by service offering for the periods indicated.

	Gross margin for the year ended December 31,
	2018	2019	2020
Non-surgical aesthetic medical services	67.4%	71.5%	59.4%
Minimally invasive aesthetic treatments	70.1%	69.0%	62.1%
Energy-based treatments	64.2%	73.7%	56.5%
Surgical aesthetic medical services	66.4%	66.1%	63.0%
General healthcare services and other aesthetic medical services	57.7%	52.6%	48.0%
Overall	66.0%	68.2%	60.4%

The table below sets forth a breakdown of our gross margin by service offering for 2020 excluding the impact from the consolidation of Hanfei’s results.

Gross margin for the year ended December 31, 2020
Non-surgical aesthetic medical services	57.5%
Minimally invasive aesthetic treatments	59.5%
Energy-based treatments	55.6%
Surgical aesthetic medical services	59.0%
General healthcare services and other aesthetic medical services	47.3%
Overall	57.5%

The overall decrease in gross margin from 2019 to 2020 is mainly due to our enhanced promotional efforts in response to the COVID-19 pandemic that led to decrease revenue per treatment.

Selling expenses

Selling expenses primarily consist of advertising and marketing expenses, and the employee benefit expenses for our sales team. In 2018, 2019 and 2020, our selling expenses amounted to RMB333.5 million, RMB413.1 million and RMB510.6 million (US$78.3million), respectively, representing 43.8%, 47.5% and 56.6% of our revenue in the corresponding period. Excluding the impact from the consolidation of Hanfei’s results, selling expenses in 2020 would have decreased by 2.5% to RMB402.9 million (US$61.7 million) in 2020 from RMB413.1 million in 2019, primarily due to a decrease in employee benefit expenses as a result of decreased sales caused by the COVID-19 pandemic, and our decreased spending during the Double Eleven season, a Chinese shopping season.

General and administrative expenses

General and administrative expenses primarily consist of employee benefit expenses for our management team, as well as the utility and office expense and rental expense incurred in relation to our administrative staff. In 2018, 2019 and 2020, our general and administrative expenses amounted to RMB115.5 million, RMB196.3 million and RMB230.6 million (US$35.3million), respectively, representing 15.2%, 22.6% and 25.6% of our revenue in the corresponding period. Excluding the impact from the consolidation of Hanfei’s results, general and administrative expenses in 2020 would have increased by 12.1% to RMB220.0 million (US$33.7 million) in 2020 from RMB196.3 million in 2019, primarily due to an increase in the share-based compensation expense.

Fair value gain/(loss) of convertible redeemable preferred shares

We designated our convertible redeemable preferred shares as financial liabilities at fair value through profit or loss. They were initially recognized at fair value. They are carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible redeemable preferred shares of RMB226.2 million, in 2018. We recorded a fair value gain of the convertible redeemable preferred shares of RMB136.7 million in 2019. Immediately prior to the completion of our initial public offering, the convertible redeemable preferred shares were automatically converted and re-designated into our company’s ordinary shares on a one-to-one basis and their carrying amount were transferred to our company’s equity. Accordingly, there is no fair value gain or loss of the convertible redeemable preferred shares for any period following the completion of our initial public offering.

Fair value loss of convertible note

We designated our convertible note as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible note of RMB9.2 million, RMB5.2 million and RMB1.6 million (US$0.2 million) in 2018, 2019 and 2020, respectively. The convertible note was redeemed in November 2019. On Septemer 17, 2020, we entered into a convertible note purchase agreement. As at December 31, 2020, the outstanding convertible note was RMB34.2 million.

Fair value gain/(loss) of exchangeable note liabilities

We designated our exchangeable note liabilities as financial liabilities at fair value through profit or loss. They were initially recognized at fair value. They are carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of exchangeable note liabilities of RMB56.9 million in 2018. We recorded a fair value gain of exchangeable note liabilities of RMB45.3 million in 2019. The exchangeable notes liabilities were exchanged into equity interest in our company in October 2019. As of December 31, 2020, there were no outstanding exchange note liabilities.

Fair value (loss)/gain of derivative financial instrument

We designated our derivative financial instrument as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of derivative financial instrument of RMB0.3 million in 2018, a fair value gain of derivative financial instrument of RMB0.3 million (approximately US$43,000) in 2019. No derivative financial instrument was recorded as of December 31, 2019 and 2020.

Impairment of non-current assets

We designated our goodwill, tradenames and property, plant and equipment as a non-financial asset. They were tested annually for impairment. We recorded an impairment of non-current assets of nil, RMB1.4 million and RMB33.0 million (US$5.1 million) in 2018, 2019 and 2020, respectively. The impairment loss in respect of goodwill of RMB1.4 million in 2019 arose in Nanchang Pengai following our decision to gradually cease the operations of Nanchang Pengai and build up, Nanchang Pengai Xiuqi, another new aesthetic hospital in the same province in 2020. We recognized impairment loss in respect of non-current assets of RMB33.0 million (US$5.1 million) in 2020, representing a significant increase from RMB1.4 million in 2019. During the fourth quarter of 2002, we decided to strategically focus on treatment centers in east China, south China and southwest China regions and devote much less resources to treatment centers in other regions of China, we performed asset impairment assessment and recognize impairment of goodwill, tradename and property, plant and equipment with respect to certain treatment centers in other regions of China.

Income tax expense

Our income tax expense consists of current income taxation and deferred income tax credit or charge. Our subsidiaries established and operated in the PRC are subject to PRC enterprise income tax at the rate of 25%. The following table shows a breakdown of our income tax expense for the periods indicated.

	For the year ended on December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Current income taxation:
—PRC enterprise income tax	21,073	20,393	486	74
Deferred income tax (credit)/charge	(2,565)	(6,357)	(13,073)	(2,003)
Total	18,508	14,036	(12,587)	(1,929)

Our effective tax rates were (7.9)%, (9.2)% and (4.9)% for the years ended December 31, 2018, 2019 and 2020, respectively, which fluctuation was mainly due to the tax loss not recognised and non-taxable fair value changes in relation to our convertible redeemable preferred shares, convertible note, exchangeable note liabilities, and derivative financial instruments, as well as certain other non-tax deductible expenses such as the interest expense on convertible note, share-based compensation expenses, and professional fees in relation to our financing activities but are not capitalized.

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

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/Profit before income tax	(233,972)	152,364	(259,492)	(39,769)
Adjusted for:
Fair value (gain)/loss of convertible redeemable preferred shares	226,248	(136,656)	—	—
Fair value loss of convertible note	9,152	5,193	1,599	245
Fair value (gain)/loss of exchangeable note liabilities	56,925	(45,274)	—	—
Fair value (gain)/loss of derivative financial instrument	301	(301)	—	—
Interest expense on convertible note	4,660	4,144	—	—
Share-based compensation expenses	—	47,788	78,967	12,102
Professional fees	8,055	7,153	18,581	2,847
IT - related expenses paid to a related party		2,500	—	—
Roadshow and marketing expenses	—	13,490	—	—
Impairment of non-current assets	—	1,405	32,969	5,053
Loss on disposal of Wuhan Pengai	—	2,070	—	—
Loss on disposal of subsidiaries	—	—	1,531	235
Loss on disposal of an associate	—	—	927	142
Donation	—	—	1,330	204
Exchange loss	—	5,123	—	—
Adjusted profit/(loss) before income tax for the year	71,369	58,999	(123,588)	(18,941)
Effective tax rate based on adjusted profit before income tax	25.9%	23.8%	10.2%

Our income tax expense as a percentage of the adjusted profit before income tax for the years ended December 31, 2018, 2019 and 2020 were 25.9%, 23.8% and 10.2%, respectively.

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

Results of operations

The following table sets forth our results of operations for the periods indicated in absolute amounts and as a percentage of revenue.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	761,306	869,050	901,573	138,172
Cost of sales and services rendered	(258,567)	(275,948)	(356,796)	(54,681)
Gross profit	502,739	593,102	544,777	83,491
Selling expenses	(333,526)	(413,068)	(510,608)	(78,255)
General and administrative expenses	(115,485)	(196,329)	(230,646)	(35,348)
Finance income	322	388	1,185	182
Finance costs	(9,244)	(24,293)	(29,189)	(4,473)
Other gains, net	12,118	18,669	600	92
Fair value gain/(loss) of the convertible redeemable preferred shares	(226,248)	136,656	—	—
Fair value loss of convertible note	(9,152)	(5,193)	(1,599)	(245)
Fair value gain/(loss) of exchangeable note liabilities	(56,925)	45,274	—	—
Fair value gain/(loss) of derivative financial instrument	(301)	301	—	—
Impairment of non-current assets	—	(1,405)	(32,969)	(5,053)
Share of profits/(losses) of investments accounted for using the equity method	1,730	(1,738)	(1,043)	(160)
(Loss)/profit before income tax	(233,972)	152,364	(259,492)	(39,769)
Income tax expense	(18,508)	(14,036)	12,587	1,929
(Loss)/profit for the year	(252,480)	138,328	(246,905)	(37,840)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our revenue increased by 3.7% to RMB901.6 million (US$138.2 million) in 2020 from RMB869.1 million in 2019. Excluding the impact from the consolidation of Hanfei’s results, our total revenue in 2020 would have been RMB720.2 million (US$110.4 million), representing a decrease of 17.1% from 2019.

Non-surgical aesthetic medical services

Our revenue from non-surgical aesthetic medical services decreased by 7.5% to RMB452.7 million (US$69.4 million) in 2020 from RMB489.6 million in 2019, among which revenue from energy-based treatments decreased by 17.8% to RMB218.1 million (US$33.4 million) in 2020 from RMB265.4 million in 2019, and revenue from minimally invasive aesthetic medical services increased by 4.6% to RMB234.6 million (US$36.0 million) in 2020 from RMB224.2 million in 2019.

Excluding the impact from the consolidation of Hanfei’s results, our revenue from non-surgical aesthetic medical services would have decreased by 21.6% to RMB383.7 million (US$58.8 million) in 2020 from RMB489.6 million in 2019, among which revenue from energy-based treatments decreased by 25.8% to RMB196.8 million (US$30.2 million) in 2020 from RMB265.4 million in 2019, and revenue from minimally invasive aesthetic medical services decreased by 16.6% to RMB186.9 million (US$28.6 million) in 2020 from RMB224.2 million in 2019. Such decrease in revenue from non-surgical aesthetic medical services was primarily a result of the negative impact from the COVID-19 pandemic.

Surgical aesthetic medical services

Our revenue from surgical aesthetic medical services increased by 25.8% to RMB401.6 million (US$61.5 million) in 2020 from RMB319.2 million in 2019. Excluding the impact from the consolidation of Hanfei’s results, our revenue from surgical aesthetic medical services would have been RMB291.7 million (US$44.7 million) in 2020, representing a 8.6% decrease from 2019, primarily as a result of the negative impact from the COVID-19 pandemic.

General healthcare services and other aesthetic medical services

Our revenue from general healthcare services and other aesthetic medical services decreased by 21.6% to RMB47.3 million (US$7.2 million) in 2020 from RMB60.3 million in 2019. Excluding the impact from the consolidation of Hanfei’s results, our revenue from general healthcare services and other aesthetic medical services would have been RMB44.8 million (US$6.9 million) in 2020, representing a 25.6% decrease from 2019, primarily as a result of the negative impact from the COVID-19 pandemic. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

Our cost of sales and services rendered increased by 29.3% to RMB356.8 million (US$54.7 million) in 2020 from RMB275.9 million in 2019, primarily due to the one-off contribution of RMB50.3 million (US$7.7 million) from Hanfei and our enhanced post-COVID-19 promotional efforts which led to an increased number of treatments rendered, and an increase in amortization and depreciation expenses from increased capital expenditures incurred in connection with the recent acquisition of treatment centers.

Gross profit

As a result of the foregoing, our gross profit decreased by 8.1% to RMB544.8 million (US$83.5 million) in 2020 from RMB593.1 million in 2019. Our gross margin decreased to 60.4% in 2020 from 68.2% in 2019.

Excluding the impact from the consolidation of Hanfei’s results, our gross profit would have been RMB413.8 million (US$63.4 million) in 2020, gross profit margin would have been 57.5% representing a decrease of 10.7 percentage points from 2019, primarily due to our enhanced promotional efforts in response to the COVID-19 pandemic that led to decreased revenue per treatment.

Non-surgical aesthetic medical services

Our gross margin for non-surgical aesthetic medical services decreased to 59.4% in 2020 from 71.5% in 2019. Our gross margin for minimally invasive aesthetic treatments decreased to 62.1% in 2020 from 69.0% in 2019 and our gross margin for energy-based treatments decreased to 56.5% in 2020 from 73.7% in 2019.

Excluding the impact from the consolidation of Hanfei’s results, our gross margin for non-surgical aesthetic medical services would have decreased to 57.5% in 2020 from 71.5% in 2019, our gross margin for minimally invasive aesthetic treatments would have decreased to 59.5% in 2020 from 69.0% in 2019, and our gross margin for energy-based treatments would have decreased to 55.6% in 2020 from 73.7% in 2019. Our gross margin for non-surgical aesthetic medical services decreased primarily because  due to decreased revenue as a result of the negative impact from the COVID-19 pandemic.

In 2020, without considering the one-off impact from Hanfei, non-surgical aesthetic  medical services took account for 74.2% of our total treatments in terms of the number of treatments, which decreased from 75.4% in 2019, and the gross margin decreased to 57.5% from 71.5% in 2019.

Surgical aesthetic medical services

Our gross margin for surgical aesthetic medical services decreased to 63.0% in 2020 from 66.1% in 2019. Excluding the impact from the consolidation of Hanfei’s results, our gross margin for surgical aesthetic medical services would have decreased to 59.0% in 2020 from 66.1% in 2019, primarily due to decreased revenue as a result of the negative impact from the COVID-19 pandemic.

General healthcare services and other aesthetic medical services

Our gross margin for general healthcare services and other aesthetic medical services significantly decreased to 48.0% in 2020 from 52.6% in 2019. Excluding the impact from the consolidation of Hanfei’s results, our gross margin for general healthcare services and other aesthetic medical services would have decrease to 47.3% in 2020 from 52.6% in 2019, primarily because due to decreased revenue as a result of the negative impact from the COVID-19 pandemic.

Selling expenses

Our selling expenses increased by 23.6% to RMB510.6 million (US$78.3million) in 2020 from RMB413.1 million in 2019. Selling expenses as a percentage of our total revenue increased to 56.6% in 2020 from 47.5% in 2019. Excluding the impact from Hanfei, the selling expenses would have decreased by 2.5% to RMB402.9 million (US$61.7 million) in 2020 from RMB413.1 million in 2019, primarily due to a decrease in employee benefit expenses as a result of decreased sales caused by the COVID-19 pandemic, and our decreased spending during the Double Eleven season, a Chinese shopping season.

General and administrative expenses

Our general and administrative expenses increased by 17.5% to RMB230.6 million (US$35.3million) in 2020 from RMB196.3 million in 2019. Excluding the impact from Hanfei, general and administrative expenses in 2020 would have increased by 12.1% to RMB220.0 million (US$33.7 million) in 2020 from RMB196.3 million in 2019, primarily due to an increase in the share-based compensation expense.

Finance costs

Our finance costs increased by 20.2% to RMB29.2 million (US$4.5 million) in 2020 from RMB24.3 million in 2019, primarily due to increased borrowings and increased interest expenses for borrowings from the banks and other financial institutions.

Other gains, net

Our other gains, net decreased 96.8% to RMB0.6 million (US$0.09 million) in 2020 from RMB18.7 million in 2019, mainly as a result fair value gain on re-measurement of our existing 30% equity interest in Shenzhen Pengai Yueji upon the acquisition of an additional 30% equity interest in it in 2019.

Fair value gain/(loss) of convertible redeemable preferred shares

We recorded a fair value gain of convertible redeemable preferred shares of nil in 2020 compared to a fair vale gain of RMB136.7 million in 2019, because all preferred shares have been converted into ordinary shares in 2019.

Fair value loss of convertible note

We recorded a fair value loss of convertible note of RMB1.6 million (US$0.2 million) in 2020 compared to a fair value loss of RMB5.2 million in 2019. In November 2019, the convertible note was fully redeemed. On Septemer 17, 2020, we entered into a convertible note purchase agreement. As at December 31, 2020, the outstanding convertible note was RMB34.2 million.

Fair value gain/(loss) of exchangeable note liabilities

We recorded no fair value gain or loss of exchangeable note liabilities compared to a fair value loss of exchangeable note liabilities of RMB45.3 million in 2019. Immediately prior to the completion of our initial public offering, the exchangeable notes were exchanged into such number of our series B preferred shares re-designated from the corresponding number of ordinary shares held by the issuers of such notes and transferred to the holder, as is equal to the quotient of the outstanding principal amount of the exchangeable notes divided by the then applicable exchange price. As at December 31, 2020, there were no outstanding exchangeable note liabilities.

Fair value gain/(loss) of derivative financial instrument

No derivative financial instrument was recorded as of December 31, 2020 and 2019 as compared to a fair value gain of derivative financial instrument of RMB0.3 million in 2019.

Impairment of non-current assets

We  recogniszed impairment loss in respect of non-current assets of RMB33.0 million (US$5.1 million) in 2020, representing a significant increase from RMB1.4 million in 2019. During the fourth quarter of 2002, we decided tostrategically focus on treatment centers in east China, south China and southwest China regions and devote much less resources to treatment centers in other regions of China, we performed asset impairment assessment and recognize impairment of goodwill, tradename and property, plant and equipment with respect to certain treatment centers in other regions of China.

Income tax expense/(credit)

We recorded an income tax credit of RMB12.6 million (US$1.9 million) as compared to an income tax expense of RMB14.0 million in 2019 primarily due to the recognition of tax loss DTA.

(Loss)/profit for the year

As a result of the foregoing, our net loss was RMB246.9 million (US$37.8 million) in 2020, compared with a net profit of RMB138.3 million in 2019. Hanfei contributed net profit of RMB4.0 million (US$0.6 million) during the post-acquisition period and the loss on disposal of Hanfei was RMB0.8 million (US$0.1 million).

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our revenue increased by 14.2% to RMB869.1 million in 2019 from RMB761.3 million in 2018.

Non-surgical aesthetic medical services

Our revenue from non-surgical aesthetic medical services increased by 31.1% to RMB489.6 million in 2019 from RMB373.3 million in 2018, among which revenue from energy-based treatments increased by 52.4% to RMB265.4 million in 2019 from RMB174.2 million in 2018, and revenue from minimally invasive aesthetic medical services increased by 12.6% to RMB224.2 million in 2019 from RMB199.1 million in 2018.

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

Surgical aesthetic medical services

Our revenue from surgical aesthetic medical services increased by 1.7% to RMB319.2 million in 2019 from RMB313.9 million in 2018, primarily as a result of an increase of 42.6% in the number of procedures performed to 90,658 in 2019 from 63,553 in 2018, partially offset by the decrease in the average spending per procedure to RMB3,521 from RMB4,939 in 2018 due to our efforts to attract potential customers by offering a small number of low-ASP treatments and holding promotional events, and adjustment in our pricing policy in response to intensified competition and the decrease in cost of certain materials, such as hyaluronic acid.

General healthcare services and other aesthetic medical services

Our revenue from general healthcare services and other aesthetic medical services decreased by 18.7% to RMB60.2 million in 2019 from RMB74.1 million in 2018. Our revenue from general healthcare services and other aesthetic medical services decreased in absolute amount and as a percentage of our total revenue as a result of our strategic shift towards aesthetic medical services. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

Our cost of sales and services rendered increased by 6.7% to RMB275. 9 million in 2019 from RMB258.6 million in 2018, primarily due to the 45.9% increase in number of treatment across different segments to 536,469 in 2019 from 367,656 in 2018, which concurred with an increase in amortisation and depreciation to RMB41.7 million in 2019 from RMB9.7 million in 2018, partially offset by a decrease in operating lease expenses to RMB4.4 million in 2019 from RMB27.6 million in 2018 as a result of the application of IFRS 16, and a slow increase of 5.3% in cost of inventories and consumables to RMB114.0 million in 2019 from RMB107.0 million in 2018 due to the decrease in cost of certain materials such as hyaluronic acid whose average unit price decreased by 24.2% from 2018 to 2019.

Gross profit

As a result of the foregoing, our gross profit increased by 18.0% to RMB593.1 million in 2019 from RMB502.7 million in 2018. Our gross margin increased to 68.2% in 2019 from 66.0% in 2018 mainly due to the significant increase in the number of non-surgical procedures performed, which had a relatively higher margin.

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

Selling expenses

Our selling expenses increased by 23.9% to RMB413.1 million in 2019 from RMB333.5 million in 2018, primarily as a result of our enhanced sales and marketing efforts. Selling expenses as a percentage of our total revenue increased to 47.5% in 2019 from 43.8% in 2018, which was primarily resulting from the gradual shift of our major marketing channel from traditional channels to new media channels such as WeChat and So-Young, which we believe are more cost-effective in the long run, and the decline of average selling price by 21.8% to RMB1,620 in 2019 from RMB2,071 in 2018 that outpaced the decrease in average customer acquisition cost, defined as the selling expenses divided by the number of new customers in the relevant year, by 14.6% to RMB16.0 in 2019 from RMB18.7 in 2018.

General and administrative expenses

Our general and administrative expenses increased by 70.0% to RMB196.3 million in 2019 from RMB115.5 million in 2018, primarily due to the increase in share-based compensation expenses in 2019. General and administrative expenses as a percentage of our total revenue increased to 22.6% in 2019 from 15.2% in 2018.

Finance costs

Our finance costs increased by 162.8% to RMB24.3 million in 2019 from RMB9.2 million in 2018, primarily due to the impact from application of IFRS 16, which resulted in an interest expense on lease liabilities of RMB12.8 million, and the increase in our outstanding loans and increased interest expenses for borrowings from the banks and other financial institutions to RMB7.4 million in 2019 from RMB4.6 million in 2018.

Other gains, net

Our other gains, net increased by 54.1% to  RMB18.7 million in 2019 from RMB12.1 million in 2018, mainly due to fair value gain on re-measurement of our existing 30% equity interest in Shenzhen Pengai Yueji upon the acquisition of an additional 30% equity interest in it.

Fair value gain/(loss) of convertible redeemable preferred shares

We recorded a fair value gain of convertible redeemable preferred shares of RMB136.7 million in 2019 compared to a fair vale loss of RMB226.2 million in 2018, mainly due to a decrease in the valuation of our company.

Fair value loss of convertible note

We recorded a fair value loss of convertible note of RMB5.2 million in 2019 compared to a fair value loss of RMB9.2 million in 2018. In November 2019, the convertible note was fully redeemed. As at December 31, 2019, there was no outstanding convertible note.

Fair value gain/(loss) of exchangeable note liabilities

We recorded a fair value gain of exchangeable note liabilities of RMB45.3 million compared to a fair value loss of exchangeable note liabilities of RMB56.9 million in 2018, primarily attributable to a slight decrease in the valuation of our company. Immediately prior to the completion of our initial public offering, the exchangeable notes were exchanged into such number of our series B preferred shares re-designated from the corresponding number of ordinary shares held by the issuers of such notes and transferred to the holder, as is equal to the quotient of the outstanding principal amount of the exchangeable notes divided by the then applicable exchange price. As at December 31, 2019, there were no outstanding exchangeable note liabilities.

Fair value gain/(loss) of derivative financial instrument

We recorded a fair value gain of derivative financial instrument of RMB0.3 million in 2019 compared to a fair value loss of derivative financial instrument of RMB0.3 million in 2018, due to lapse upon the completion of our initial public offering.

Impairment of goodwill

We recorded an impairment of goodwill of RMB1.4 million compared to nil in 2018, due to our decision to gradually cease the operations of Nanchang Pengai located in Jiangxi province and build up, Nanchang Pengai Xiuqi, another new aesthetic hospital in the same province in 2020.

Income tax expense

Our income tax expense decreased by 24.3% to RMB14.0 million in 2019 from RMB18.5 million in 2018.

Profit/(loss) for the year

As a result of the foregoing, our net profit was RMB138.3 million in 2019, compared with a net loss of RMB252.5 million in 2018.

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

We had net current liabilities of RMB96 million as at December 31, 2020, which included current borrowings of RMB136 million. We had operating loss of RMB247 million and net operating cash outflows of RMB0.8 million for the year ended December 31, 2020. During the year ended December 31, 2020, we completed four acquisitions which will result in cash outflow of approximately RMB5 million for the settlement of acquisition consideration payable in the next 12 months after the date of this annual report. During the first quarter of 2020, due to the outbreak of COVID-19, we temporarily shut down our aesthetic treatment centers. This caused material and adverse impacts on our revenue and cash flow for the first half of 2020 with potential continuing impacts on subsequent periods. After considering the gradual recovery of business post the COVID-19 outbreak, our expected cash flow from future operations taking into consideration of business growth, funds from bank borrowings and other sources of financing, we concluded that we have sufficient financial resources to meet our financial obligations as and when they fall due and continue our operation in the next 12 months, subject to any uncertainty of the development of COVID-19.

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

Cash flows

The following table presents selected cash flow data from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	4,894	86,761	(843)	(129)
Net cash used in investing activities	(76,182)	(114,172)	(127,368)	(19,520)
Net cash generated from financing activities	66,741	79,561	17,697	2,712
Net (decrease)/increase in cash and cash equivalents	(4,547)	52,150	(110,514)	(16,937)
Cash and cash equivalents at beginning of the year	106,006	101,886	154,490	23,677
Cash and cash equivalents at the end of the year	102,547	154,490	44,384	6,802

Net cash generated from/(used in) operating activities

Our net cash used in operating activities in 2020 was RMB0.8 million (US$0.1 million), primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB29.2 million (US$4.5 million), depreciation of property, plant and equipment of RMB97.2 million (US$14.9 million), share-based compensation of RMB79.0 million (US$12.1 million), impairment of non-current assets of RMB33.0 million (US$5.1 million), which was primarily goodwill, tradename and property, plant and equipment.

Our net cash generated from operating activities in 2019 was RMB86.8 million, primarily reflecting our profit before income tax as adjusted for non-cash items, including finance costs of RMB24.3 million, depreciation of property, plant and equipment of RMB78.2 million, fair value gain of convertible redeemable preferred shares of RMB136.7 million, fair value gain of exchangeable note liabilities of RMB45.3 million, fair value loss of convertible note of RMB5.2 million, and fair value gain on re-measurement of the 30% equity interest in Shenzhen Pengai Yueji of RMB14.3 million.

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

Net cash used in investing activities

Our net cash used in investing activities in 2020 was RMB127.4 million (US$19.5 million), primarily reflecting purchase of and deposit paid for property, plant and equipment of RMB38.4 million (US$5.9 million), the deposit of long term investment of RMB21.3 million (US$3.3 million), and net cash used in business combinations of RMB70.0 million (US$10.7 million) primarily due to the four business acquisitions in 2020. If excluding the impact from Hanfei, our net cash used in investing activities in 2020 was RMB122.7 million (US$18.8 million).

Our net cash used in investing activities in 2019 was RMB114.2 million, primarily reflecting purchase of property, plant and equipment of RMB69.1 million, the deposit of long term investment of RMB31.2 million, and net cash used in business combinations of RMB28.9 million primarily for the acquisition of Shenzhen Pengai Yueji.

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

Net cash generated/(used in) from financing activities

Our net cash generated from financing activities in 2020 was RMB17.7 million (US$2.7 million), primarily reflecting proceeds from borrowing of RMB276.6 million (US$42.4 million) and net proceeds from issuance of convertible note of RMB32.8 million (US$5.0 million), partially offset by repayment of borrowings of RMB217.7 million (US$33.4 million), and repayment of lease liabilities of RMB59.6 million (US$9.1 million) and interest paid of RMB10.5 million (US$1.6 million).

Our net cash generated from financing activities in 2019 was RMB79.6 million, primarily reflecting proceeds from borrowing of RMB139.8 million and issuance of shares, net of RMB181.9 million, partially offset by repayment of borrowings of RMB103.9 million, repayment of convertible note of RMB75.8 million, repayment of lease liabilities of RMB49.7 million and interest paid of RMB11.8 million.

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

Indebtedness

Bank borrowings

The principal banks on our borrowings are Hua Xia Bank and China Merchants Bank. In September 2020, we obtained a loan of RMB26.0 million from Hua Xia Bank for a term of three years. As of December 31, 2020, the outstanding principal balance of this loan was RMB25.6 million. In 2017, we obtained a revolving credit facility of RMB100 million from China Merchants Bank. The credit facility was valid from August 2017 to August 2019. In September 2019, we obtained a new revolving credit facility of RMB120 million from China Merchants Bank. As of December 31, 2020, the outstanding principal balance of the loans from China Merchants Bank was RMB31.5 million.

Borrowings from other financial institution

In 2020, we entered into borrowings arrangements with third-party financial institution. As of December 31, 2020, the total outstanding principal balance of these borrowings was RMB101.4 million (US$15.5 million).

The loan and credit facility are guaranteed by our subsidiary and our related parties, and secured by some of their properties and/or our properties. The effective interest rate on these bank and other borrowings was 6.67% in 2018, 6.07% in 2019 and 5.80% in 2020. Neither of these borrowings have any financial covenant requirements.

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

On September 17, 2020, we entered into a convertible note purchase agreement, and pursuant to which, we issued a convertible note at principal amount of US$5,000,000 (equivalent to approximately RMB33.4 million). The maturity date of such convertible note is March 17,2023. The convertible note is convertible into our ADSs at the option of the holder after six months from the issue date to the maturity date, unless we have elected to redeem the convertible note prior to conversion. We have the right to redeem all the outstanding convertible note after one year from the issue date. The holder has a right to redeem all outstanding convertible note at maturity date at a price equivalent to 12.5% internal rate of return compounded annually from the issue date to maturity date. We can elect to redeem all outstanding convertible note after one year from the issue date at a price equivalent to 15% internal rate of return compounded annually from the issue date to the redemption date.

Before the first anniversary of the issuance of the convertible note, the convertible note is redeemable at the option of us and by giving notice in writing to the convertible note holder. We monitor the convertible note on a fair value basis, which is in accordance with our risk management strategy and do not bifurcate any feature from its debt host instrument and designate the entire hybrid contract as a financial liability at fair value through profit or loss with the changes in the fair value recorded in consolidated statement of comprehensive income.

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

Capital expenditures

Our capital expenditure in 2020 was RMB45.2 million (US$6.9 million), attributable to (i) purchase of property, plant and equipment and intangible assets, which mainly consists of leasehold improvements for our treatment centers, including RMB1.2 million (US$0.2 million) for Pengcheng Hospital, RMB8.3 million (US$1.3 million) for Shenzhen Pengai Hospital Investment Management Co., Ltd., RMB14.5 million (US$2.2 million) for Nanchang Pengai Xiuqi, RMB1.8 million (US$0.3 million) for Shanghai Pengai Jiayan, RMB1.8 million (US$0.3 million) for Peng Yida Business Consulting (Shenzhen) Co., Ltd. and RMB1.6 million (US$0.3 million) for Shenzhen Pengai, (ii) addition of machinery and equipment including RMB2.2 million (US$0.4 million) for Pengcheng Hospital, RMB1.7 million (US$0.3 million) for Shenzhen Pengai, RMB1.6 million (US$0.3 million) for Shenzhen Xiuqi.

Our capital expenditure in 2019 was RMB76.0 million, attributable to (i) purchase of property, plant and equipment and intangible assets, which mainly consists of leasehold improvements for our treatment centers, including RMB15.8 million for Pengcheng Hospital, RMB13.5 million for Haikou Pengai, RMB3.9million for Shenzhen Pengai, RMB2.4 million for Ninghai Pengai, RMB1.9 million for Shenzhen Pengai Yueji and Shenzhen Pengai Yuexin, and RMB1.7 million for Yantai Pengai Jiayan, (ii) addition of machinery and equipment including RMB4.1 million for Pengcheng Hospital, RMB2.9 million for Shenzhen Pengai, RMB1.5 million for Hong Kong Newa, and (iii) the addition of our intangible assets in Shenzhen Pengai Investment for RMB6.4 million.

Our capital expenditure in 2018 was RMB77.7 million, attributable to purchase of property, plant and equipment, investment properties and intangible assets, which mainly consists of leasehold improvements for our newly opened or acquired centers, including RMB18.1 million in Xiuqi, RMB14.9 million in Yantai Jiayan, RMB5.6 million in Guangzhou, and leasehold improvements of RMB3.5 million for our existing center in Pengcheng, and the addition of our investment properties in Huizhou for RMB31.5 million. In 2017, our capital expenditure was RMB77.1 million. Our capital expenditure in 2017 was attributable to our acquisition of treatment centers in Guangzhou and Chengdu, for RMB12.0 million and RMB17.6 million, respectively. The majority of the remaining capital expenditure went to improve our treatment centers, primarily for refurbishment, with the remainder used to acquire medical treatment and office equipment.

We intend to fund our future capital expenditures with our existing cash balances and the remaining proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

5.C.         Research and Development, Patents and Licenses, etc.

We did not have in place research and development plans, and did not incur research and development expenses from January 1, 2018 to December 31, 2020.

5.D.         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We did not have any off-balance sheet arrangements as of December 31, 2020.

5.F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2020. Amounts we pay in future periods may vary from those reflected in the table.

	Total	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations(1)	267,070	48,301	44,887	106,592	67,290
Borrowings	226,615	146,764	54,657	25,194	—
Total	493,685	195,065	99,544	131,786	67,290

Note:

(1)         We lease premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2020.

5.G.        Safe Harbor

See “Forward-Looking Statements.”

Item 6.                                 Directors, Senior Management and Employees

6.A.         Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Positions(s)
Zhou Pengwu*	66	Chairman of the Board of Directors and Chief Executive Officer
Ding Wenting*	56	Vice-chairwoman of the Board of Directors and Chief Marketing Officer
Hu Qing	57	Director and Chief Operating Officer
Zhou Yitao*	42	Director and Chief Medical Technique Officer
Wei Zhinan Nelson	41	Director
Yan Hongfei	36	Director
Cathy Peng	56	Independent Director
Xue Hongwei	42	Independent Director
Lu Feng	46	Independent Director
Tsang Eric Chi Wai	68	Independent Director
Wu Guanhua	39	Chief Financial Officer

*                 Ms. Ding Wenting is the wife of Dr. Zhou Pengwu and Dr. Zhou Yitao is the son of Dr. Zhou Pengwu.

The following is a biographical summary of the experience of our directors and executive officers.

Dr. Zhou Pengwu is one of our founders and is our chairman of the board of directors and chief executive officer. Dr. Zhou has been a registered plastic surgeon since 1991. He has over 30 years of experience in aesthetic medicine and over 20 years of experience in managing aesthetic medical hospitals, beginning with the establishment of the Shenzhen Pengcheng Clinic in Shenzhen in 1997, which later became the Pengcheng Outpatient Clinic, then the Shenzhen Pengcheng General Hospital, and finally the Pengcheng Hospital. He acted in a variety of leadership positions in our company, including as the general manager and hospital administrator of the Pengcheng Hospital and Shenzhen Pengai Hospital, as well as chairman and general manager of Shenzhen Pengai Hospital Investment Management Co., Ltd., or Shenzhen Pengai Investment. Dr. Zhou also currently serves as an adjunct professor at the Aesthetic Medical School at Yichun University. In 2012, he was elected as vice-president of the Shenzhen Entrepreneur Association. In 2015, Dr. Zhou was elected as vice-chairman of the First Council of the Internet Aesthetic Medical Subcommittee of Chinese Cosmetic Surgery Association. He is also currently a vice-chairman member of the Fifth Council of the Aesthetic Medical Treatment Subcommittee of the Guangdong Medical Association and vice chairman of the Second Council of the Private Aesthetic Medical Treatment Institution of Chinese Cosmetic Surgery Association. In 2011, Dr. Zhou also participated in the drafting seminar of National Health and Family Planning Commission of the PRC for setting up standards for aesthetic medical treatment institutions. Dr. Zhou obtained an EMBA for hospital administrators from Peking University in October 2005. Dr. Zhou was awarded the “2017 Industry Leader Award” by China Council for the Promotion of International Trade Academy, China Economic Herald and China Business Association (Beijing) Entrepreneur Business Club. Dr. Zhou is the current spouse of Ms. Ding, our vice-chairwoman and the father of Dr. Zhou Yitao, a director of our company.

Ms. Ding Wenting is one of our founders and is currently our vice-chairwoman of the board of directors and chief marketing officer. Ms. Ding is primarily responsible for overall group sales, marketing and procurement. Ms. Ding has been acting in a variety of leadership positions in our company for over 20 years. From January 2002 to December 2005, Ms. Ding served as deputy administrator of Pengcheng Hospital. From March 2006 to December 2010, Ms. Ding served as deputy administrator of Shenzhen Pengai Hospital. Since December 2005, Ms. Ding has consecutively served as deputy general manager, vice-chairman and vice-president of Shenzhen Pengai Investment. Ms. Ding obtained an EMBA for hospital administrators from Peking University in August 2006. In February 2007, Ms. Ding received one-to-one training by Miki Takasaka, a master in the use of colors in Japan. In February 2007, Ms. Ding completed the foundation course in image consultancy offered by First Impressions. In April 2007, Ms. Ding completed the trainings and passed the examinations of the personal total image consulting course, personal color analysis course, personal style analysis course, and the fundamental personal image consultant course at Ximan Color Fashion Training Institute of Beijing Ximan Color Co., Ltd. In June 2007, Ms. Ding completed the course for color matching designers offered by the China Fashion & Color Association. In June 2008, Ms. Ding obtained a certificate in make-up artistry from Christian Chauveau’s Technical School of Artistic Make-up in Paris. In October 2012, Ms. Ding was appointed as the vice-president of the Shenzhen General Chamber of Commerce. Ms. Ding is the current spouse of Dr. Zhou Pengwu, our chairman and chief executive officer.

Ms. Hu Qing has served as a director of our company since March 2012. She is our chief operating officer, primarily responsible for the overall operations of our business. Ms. Hu has over 25 years of experience in the medical industry. From January 2004 to December 2005, Ms. Hu served as the deputy president of Shenzhen Pengcheng General Hospital. From December 2005 to December 2013, Ms. Hu consecutively served as the deputy hospital administrator, and general manager of Shenzhen Pengai Hospital. Since 2002, Ms. Hu has served as the vice-president, deputy general manager and director of Shenzhen Pengai Investment. Prior to joining us, Ms. Hu spent more than 13 years working in Japan and served as the director and the Secretary for the Beijing University of Traditional Chinese Medicine, Japanese Branch where she was in charge of daily operations, from April 1991 to March 2004. Ms. Hu received her bachelor’s degree in radio engineering from the South China Engineering School (currently known as the South China University of Technology) in July 1983 and obtained an EMBA for hospital administrators from Peking University in August 2006.

Dr. Zhou Yitao has served as a director of our company since March 2012. Dr. Zhou Yitao currently serves as our chief medical technique officer, primarily responsible for medical quality and safety. He has been the general manager of East China region of Shenzhen Pengai Investment since 2013, primarily responsible for our expansion in the East China region. From July 2012 to December 2013, Dr. Zhou Yitao served as the hospital administrator of Shanghai Nishizhen Aesthetic Medical Clinic Co., Ltd. From June 2010 to June 2012, he served as the hospital administrator of Nanchang Pengai. Since October 2012, he has been serving as the director of Shenzhen Pengai Investment. Dr. Zhou Yitao was designated as our executive director in July 2014. Dr. Zhou Yitao has over 15 years of experience in the medical industry. Prior to joining us, Dr. Zhou Yitao spent two years practicing medicine at the general surgery and plastic surgery departments of Pingxiang People’s Hospital and spent one year attending plastic surgery courses at each of the Orthopedic Hospital of Peking Union Medical College of Chinese Medical Science Institution from June 2004 to June 2005, the plastic surgery department of Shanghai No. 9 Hospital from October 2006 to November 2007, and the Navi Plastic Surgery Clinic in South Korea from March 2010 to September 2010. Dr. Zhou Yitao received his bachelor’s degree in clinical medicine from Hubei Medical University in July 2000 and a master’s degree in health administration from La Trobe University, Melbourne, Australia in October 2009. Dr. Zhou Yitao is the son of Dr. Zhou Pengwu, our chairman and chief executive officer, and Dr. Zhou Pengwu’s former spouse.

Mr. Wei Zhinan Nelson has served as a director of our company since June 2019. He has approximately 14 years of experience in the financial services industry across investment banking and principal investment, and currently covers the Greater China Region for ADV Partners Limited, or ADV. Prior to ADV, Mr. Wei was an executive director and the head of Greater China Region for 3M New Ventures, a separate investment entity of 3M Company (NYSE: MMM), where he led investments and mergers and acquisitions in technology, consumer, industrial, and healthcare sectors from January 2014 to June 2016. Prior to 3M New Ventures, Mr. Wei served as the vice president at Clarity China Partners, a private equity firm, from February 2011 to January 2014. Mr. Wei received his bachelor’s degree in economics from the University of California, Berkeley in May 2004.

Mr. Yan Hongfei has served as a director of our company since December 2016. He has approximately 8 years of experience in the financial services industry across principal investments and portfolio management, and covers the China market for ADV. Prior to ADV, Hongfei was vice president at Deutsche Bank Strategic Investment Group, the principal investment team of Deutsche Bank in China from September 2012 to May 2015. During his tenure with Deutsche Bank, Mr. Yan was responsible for deal sourcing, structuring, execution and post-investment management of both private equity and financing transactions. From October 2010 to July 2012, Mr. Yan was an analyst at KKR Capstone where he conducted post investment management for portfolio companies in consumer, retail, and environmental industries across Asia. Mr. Yan began his career with McKinsey & Company and served as an analyst focusing on providing strategic consulting in China from September 2008 to October 2010. Mr. Yan Hongfei received his master’s degree in biochemical engineering from Tsinghua University and received a double master’s degree in engineering from Ecole Centrale de Lille in June 2008.

Ms. Cathy Peng has served as our independent director since March 2020. Ms. Peng currently is the chief executive officer of ROCS Global Inc., which is an executive consulting firm headquartered in Silicon Valley and specialized in talent recruiting and management, innovation, ecosystem and globalization. Prior to that, she served as a managing partner at IntelliProGroup from September 2015 to September 2017. From January 2007 to March 2017, Ms. Peng served as the chief business development officer at Ethertronics Inc. From October 2003 to January 2007, Ms. Peng served as the general manager at Synocus International, a European management consulting firm. From May 1993 to August 2003, she served in positions such as the director of marketing & channel strategies at Motorola, Inc. As an entrepreneur, Ms. Peng was awarded as one of the Women of M2M at the Connected World Conference in 2014, Business Leader of Color by Chicago United Organization in 2013, and Emerging Executive Leader (Top 100 Under 50) by the Diversity MBA Magazine in 2011. As an educator, Ms. Peng is a guest lecturer and career advisor at Tsinghua University, and she has also delivered training and seminars at leading institutions such as University of Chicago and Stanford University. Ms. Peng obtained her EMBA degree from University of Chicago in the United States in March 2001.

Mr. Xue Hongwei has served as our independent director since October 2019. Mr. Xue founded Bybridge Consultancy Pte. Ltd. in 2015 and currently serves as its director. Mr. Xue previously served as a director of Mendis Aesthetics Pte Ltd. From August 2014 to September 2015, Mr. Xue served as an accountant for Asia-Europe Foundation, a non-profit organization. From July 2013 to December 2013, Mr. Xue worked as a financial analyst at Schneider Electric (EPA:SU). From October 2012 to March 2013, Mr. Xue worked as a financial investment manager at China Sunergy Co Ltd (OTCMKTS: CSUNY). From October 2011 to September 2012, Mr. Xue Hongwei worked as an investment manager at China Electric Equipment Group. Mr. Xue is a member of the Association of Chartered Certified Accountants and a Chartered Accountant of Singapore. Mr. Xue received his combined bachelor’s and master’s degree in economics and business administration from Georg-August University of Goettingen, Germany, in August 2005.

Mr. Lu Feng has served as independent director since October 2019. Mr. Lu joined Nanfang Hospital, which is affiliated with Southern Medical University, in September 2000. He is currently a professor at Southern Medical University and a chief doctor at Nanfang Hospital. Mr. Lu received his bachelor’s degree in clinical medicine and master’s degree in plastic surgery from the First Military Medical University (now known as Nanfang Hospital) in 1997 and 2000, respectively. Mr. Lu further obtained his doctoral degree in plastic surgery from the First Military Medical University (now known as Nanfang Hospital) in 2004. Mr. Lu was a postdoctoral fellow at Harvard Medical School from 2008 to 2009. Mr. Lu is specialized in fat transfer and has published over 40 articles in a number of aesthetics journals, such as Plastic and Reconstructive  Surgery. Mr. Lu is a vice-chairman member of the Youth Committee of Chinese Medical Association Plastic Surgery Branch Committee and Fats Professional Committee of Chinese Medical Association Medical Cosmetic Surgery Branch Committee. He is also the deputy group leader of Fats Professional Group of Chinese Medical Association Plastic Surgery Branch Committee. In addition, Mr. Lu participated in a number of research programs supported by governmental funds.

Mr. Tsang Eric Chi Wai has served as independent director since October 2019. He also currently serves as the vice-chairman of Hong Kong All Stars Sports Association, a member of the Hong Kong Film Directors’ Guild-Committee; the chairman of Hong Kong Movie Stars Charities Limited, a non-profit organization in Hong Kong that provides assistance to the elderly, and the chairman of Caring For Children Foundation. Mr. Tsang is a Hong Kong actor, film director, producer and television host and has over 40 years of experience in the television and entertainment industry. He starred in Hong Kong films, gaining various acting awards and nominations. Mr. Tsang was awarded the Medal of Honor by the Hong Kong SAR Government in July 2008 and became a member of the 12th Chinese People’s Political Consultative Conference Standing Committee of Jiangmen, Guangdong in December 2011.

Mr. Wu Guanhua joined our company in 2012 and has served as our chief financial officer since August 2018. Mr. Wu Guanhua has over 10 years of experience in international corporate accounting, operations, financial and strategic management. From 2006 to 2008, Mr. Wu Guanhua served as project manager of MAZARS, a global audit, accounting and consulting group. Since March 2008, Mr. Wu Guanhua has served as a partner of Beijing Junyue Investment Consultancy Co., Ltd, a company specializing in consulting services for financing, listing procedures and business development strategies to small and medium enterprise in China. Mr. Wu obtained his bachelor’s degree in science from the University of Oxford Brooks in 2007. Mr. Wu is a certified accountant of The Association of Chartered Certified Accountants since 2007 and became a fellow member in 2012.

6.B.         Compensation

Compensation of directors and executive officers

For the year ended December 31, 2020, we paid an aggregate of RMB4.2 million (US$0.6 million) in cash and other benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For share incentive grants to our officers and directors, see “—6.B. Compensation—Share Incentive Plan.”

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

Share Incentive Plan

In June 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, or the Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Share Incentive Plan was 5,940,452 shares. As of the date of this annual report, all options under the Share Incentive Plan to purchase ordinary shares have been granted and option to purchase 2,894,062 ordinary shares are outstanding.

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

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Share Incentive Plan or the relevant award agreement or as otherwise determined by the plan administrator, such as transfers back to us, transfers by gift to one or more ‘family members’, transfers by will or the laws of descent and distribution.

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

The following table summarizes, as of the date of this annual report, outstanding share options and ordinary shares beneficially held by our directors and executive officers that were granted under the Share Incentive Plan:

Directors and Executive Officers	Ordinary shares underlying outstanding options and subject to vesting	Exercise price		Date of grant	Expiration date
Hu Qing	1,142,984	US$	0.001	June 1, 2019	May 31, 2029
Zhou Yitao	849,000	US$	0.001	June 1, 2019	May 31, 2029
Wu Guanhua	849,000	US$	0.001	June 1, 2019	May 31, 2029
All directors and officers as a group	2,840,984	US$	0.001	June 1, 2019	May 31, 2029

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

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Performance Incentive Plan or the relevant award agreement or as otherwise determined by the plan administrator, such as transfers back to us, transfers by gift to a ‘family member’ or former ‘family member’, transfers by will or the laws of descent and distribution, and transfers to a third party who provide financing under the plan administrator’s authorization for ‘cashless exercise’ procedures.

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

Audit committee. Our audit committee currently consists of Mr. Xue Hongwei, Mr. Lu Feng and Ms. Cathy Peng, and is chaired by Ms. Xue Hongwei. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. We have determined that Mr. Xue Hongwei qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

•                  meeting separately and periodically with management and the independent registered public accounting firm; and

•                  reporting regularly to the board.

Compensation committee. Our compensation committee currently consists of Ms. Cathy Peng, Mr. Xue Hongwei and Mr. Lu Feng, and is chaired by Ms. Cathy Peng. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and corporate governance committee. Our nominating and corporate governance committee concurrently consists of Mr. Zhou Pengwu, Mr. Xue Hongwei and Ms. Cathy Peng, and is chaired by Zhou Pengwu. Mr. Xue and Ms. Peng satisfty the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

6.D.                          Employees

Overview

We had 1,542, 1,550 and 1,665 employees in our wholly or majority owned medical institutions as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth certain information about our employees by function as of December 31, 2020.

Function	Number of employees	Percent of total employees
Management	6	0.4%
Doctors	168	10.1%
Other Medical Staff(1)	332	19.9%
Sales and Marketing	166	10.0%
Image Consultants	380	22.8%
Customer Service	246	14.8%
Finance and Accounting	65	3.9%
Human Resource and Administration	212	12.7%
Auxiliary Medical Staff(2)	90	5.4%
Total	1,665	100%

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

Qualified medical professionals

The qualification and expertise of doctors are vital to the quality of our healthcare services and our competitiveness. As of December 31, 2020, all of our 230 doctors had obtained Doctor Qualification Certificates, and all our nursing staff have obtained Nurse Practice Certificates.

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

As of December 31, 2020, our team of 230 doctors comprised five chief physicians, 38 associate-chief physicians, 81 attending physicians, 108 resident physicians in China, one medical practitioner from South Korea and one medical practitioner in Hong Kong. The majority of our doctors worked exclusively at our treatment centers while 60 of our doctors split their practice with other hospitals as of December 31, 2020. Our doctors typically receive compensation in the form of a salary plus bonus based on the number of procedures performed. Our doctors were supported by 353 other medical staff, including nurses and pharmacists, as of December 31, 2020.

6.E.                          Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 21, 2021 by:

•                  each of our directors and executive officers; and

•                  each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 70,793,671 ordinary shares outstanding as of April 21, 2021. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Executive officers and directors**:
Zhou Pengwu(1)	22,237,744	31.4%
Ding Wenting(4)	15,490,692	21.9%
Hu Qing(8)	1,142,984	1.6%
Zhou Yitao(8)	849,000	1.2%
Wei Zhinan Nelson(3)	—	—
Yan Hongfei(3)	—	—
Peng Cathy	—	—
Xue Hongwei	—	—
Lu Feng	—	—

	Ordinary Shares Beneficially Owned
	Number	Percent
Tsang Eric Chi Wai	—	—
Wu Guanhua(8)	849,000	1.2%
All executive officers and directors as a group	40,774,826	57.6%
Principal shareholders:
Seefar Global Holdings Limited(2)	16,122,965	22.8%
Peak Asia Investment Holdings V Limited(3)	15,576,960	22.0%
Jubilee Set Investments Limited(4)	15,490,692	21.9%
IDG Funds(5)	5,923,494	8.5%
Shengli Family Limited(6)	2,894,062	4.1%
Pengai Hospital Management Corporation(7)	3,220,717	4.5%

*                 Less than 1% of our total outstanding ordinary shares on an as-converted basis.

**          The business address of all directors and officers is 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China.

(1)         Represents (i) 16,122,965 ordinary shares held by Seefar Global Holdings Limited as further disclosed in note (2) below; (ii) 2,894,062 ordinary shares held by Shengli Family Limited as further disclosed in note (6) below; and (iii) 3,220,717 ordinary shares held by Pengai Hospital Management Corporation, a company incorporated in the BVI, which is owned by Dr. Zhou Pengwu and Ms. Ding Wenting as to 51.0% and 49.0%, respectively, as further disclosed in note (7) below. Dr. Zhou Pengwu and Ms. Ding Wenting are spouse and each of Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to have the beneficial ownership of the shares held by each other. As reported in the Schedule 13G jointly filed by Dr. Zhou Pengwu, Seefar Global Holdings Limited, Pengai Hospital Management Corporation and Shengli Family Limited in 2020, and the Schedule 13G jointly filed by Ms. Ding Wenting and Jubilee Set Investments Limited in 2020, each of Dr. Zhou Pengwu and Ms. Ding Wenting disclaims beneficial ownership of any of our ordinary shares beneficially owned by the other.

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

(5)         Represents (i) 2,961,747 ordinary shares held by IDG Technology Venture Investment IV, L.P., or IDG Technology, a Delaware limited partnership; (ii) 2,765,679 ordinary shares held by IDG-ACCEL China Growth Fund III L.P., an exempted limited partnership registered in the Cayman Islands; and (iii) 196,068 ordinary shares held by IDG-ACCEL China III Investors L.P., an exempted limited partnership registered in the Cayman Islands. IDG Technology is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is, in turn, controlled by its two managing members, namely Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-ACCEL China Growth Fund III L.P. is controlled by its sole general partner IDG-Accel China Growth Fund III Associates L.P., which in turn is controlled by its sole general partner, IDG-Accel China Growth Fund III GP Associates Ltd., or IDG Fund III GP. IDG-ACCEL China III Investors L.P. is controlled by its sole general partner IDG Fund III GP. IDG Fund III GP is managed and controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two board members. IDG Technology, IDG-ACCEL China Growth Fund III L.P. and IDG-ACCEL China III Investors L.P. are collectively referred to as IDG Funds. Mr. Quan Zhou and Mr. Chi Sing Ho may be deemed to have controlling power over the IDG Funds. The registered address of IDG Technology is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The registered address of each of IDG-ACCEL China Growth Fund III L.P. and IDG-ACCEL China III Investors L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(6)         Represents 2,894,062 ordinary shares held by Shengli Family Limited, a company incorporated in the BVI, which is wholly owned by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under our Share Incentive Plan. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. In addition, the voting rights attached to those ordinary shares held by Shengli Family Limited cannot be exercised without written consent of Dr. Zhou Pengwu. For details, see “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan.” The registered address of Shengli Family Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, BVI.

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

See “—6.B. Compensation—Share Incentive Plan” and “—Performance Incentive Plan” for a description of equity-based awards we have granted and may grant to our directors, officers and other individuals as a group.

Item 7.                                 Major Shareholders and Related Party Transactions

7.A.                          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.                          Related Party Transactions

Agreements and transactions with investors

Convertible note

As at December 31, 2020 and the date of this annual report, the convertible note outstanding was RMB34.2 million. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Convertible note.”

Exchangeable notes

As at December 31, 2020 and the date of this annual report, there was no exchangeable note outstanding. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Exchangeable notes.”

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

As at December 31, 2020, the outstanding bank borrowing and other borrowings guaranteed by our related parties and secured by some of their properties and/or our properties was RMB172.1 million (US$26.4 million). We plan to pay off the outstanding bank borrowings guaranteed by our related parties in August 2020 and December 2021, and the outstanding other borrowings in March 2021, respectively.

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

Loans to directors and executive officers

In 2018, we provided loans to certain of our directors and executive officers. The loans are interest-free and payable on demand. As of December 31, 2020 and the date of this annual report, there was no outstanding loan provided by us to our directors and executive officers and the balance due from our directors and executive officers were nil and nil, respectively.

Employment agreements and indemnification agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment agreements and indemnification agreements.”

Equity incentive plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan” and “—Performance Incentive Plan” for a description of share options and restricted share units we have granted and may grant to our directors, officers and other individuals as a group.

7.C.                          Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

8.A.                          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal proceedings

As an aesthetic medical service and general healthcare service provider in China, we are subject to legal or arbitration proceedings, disputes or claims in the ordinary course of business. Except for those disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks relating to our business and our industry—We are subject to customer complaints, claims and legal proceedings in the regular course of our operations from time to time, which could result in significant costs and materially and adversely affect our brand image, reputation and results of operations,” each of these proceedings had been settled as of the date of this annual report or is, in our view, immaterial in terms of their impact on our financial and operational conditions.

Save as disclosed above and based on the information available to us, we are not, as of the date of this annual report, engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration of claim of material importance is known to us to be pending or threatened by or against us that may have a material adverse effect on our business, financial condition and operating results.

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

10.B.                   Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our fourth amended and restated memorandum and articles of association, as amended from time to time and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

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

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

According to clause 3 of our fourth amended and restated memorandum of association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under the Companies Act, we are not permitted to issue bearer shares. Our fourth amended and restated memorandum and articles prohibit us from issuing negotiable shares. Our company will issue only non-negotiable shares in registered form, which will be issued when registered in our register of members.

Dividends

Our board of directors may, from time to time, declare dividends on the shares subject to our fourth amended and restated memorandum and articles of association and the Companies Act. The holders of our ordinary shares are entitled to receive such dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose. Under Cayman Islands law, payment of the dividends may be made out of the following:

•                  profits, realized or unrealized, or any reserve set aside from profits;

•                  “share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital; or

•                  any other fund or account which can be authorized for this purposes in accordance with the Companies Act.

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

Winding up; liquidation

Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders. In addition, on the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the amount paid up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively, held by them. Our fourth amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

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

Repurchase, redemption and surrender of ordinary shares

The Companies Act and our fourth amended and restated articles of association permit us to purchase our own shares. In accordance with our fourth amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

No preemptive rights

Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company under our fourth amended and restated articles of association and the Companies Act.

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

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

To the fullest extent permitted by law but in addition to such other requirements as may be provided in our fourth amended and restated articles of association and the applicable laws, notwithstanding anything therein to the contrary, in no event shall the following actions be taken, or otherwise permitted, by or on behalf of us or any of our subsidiaries, unless and until approved by an ordinary resolution, or, if required by the Companies Act, a special resolution:

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

Cayman Islands taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the government of the Cayman Islands that are likely to be material to holders of ordinary shares except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is party to a double tax treaty with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or the ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

Pursuant to Section 6 of the Tax Concessions Act (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

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

United States federal income taxation

The following is a general discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by U.S. Holders (as defined below) that acquire the ADSs or ordinary shares and hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended or the “Code”. This discussion does not address any aspect of U.S. federal gift or estate tax, alternative minimum tax, the Medicare tax on net investment income, or the state, local or non-U.S. tax consequences of an investment in the ADSs and ordinary shares. This discussion is based on the Code, existing, temporary and proposed regulations promulgated thereunder, published rulings, court decisions and, if applicable in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, the income tax treaty between the United States and PRC (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. No ruling has been obtained and no ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of statements provided below.

This discussion is not a complete description of all tax considerations that may be relevant to particular investors in light of their individual circumstances or investors subject to special tax rules, such as:

•                  broker or dealers in securities or currencies;

•                  dealers or traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

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

•                  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States; or

•                  persons that own or are deemed to own 10% or more of (i) the total combined voting power of all classes of our voting stock or (ii) the total value of all classes of our stock (including ADSs and ordinary shares).

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

If a U.S. Holder holds ADSs, for U.S. federal income tax purposes, the U.S. Holder generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, exchanges of ADSs for underlying ordinary shares represented by such ADSs will not be subject to U.S. federal income tax.

Taxation of distributions on ADSs and ordinary shares

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. If we make cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, determined under U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Thus, you should expect that distributions on the ADSs and ordinary shares, if any, will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced tax rates. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We expect that the ADSs, which are listed on the Nasdaq Global Market, will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect our ordinary shares to be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders of the ADSs that do not meet a minimum holding period requirement and certain other requirements will not be eligible for the reduced tax rate with respect to our dividends regardless of our status as a qualified foreign corporation. In the event that we are deemed to be a PRC resident enterprise under PRC tax law (see “Taxation—People’s Republic of China taxation), we may be eligible for the benefits of the Treaty. Dividends we pay on the ADSs or ordinary shares to non-corporate U.S. Holders during the course of a taxable year during which we are eligible for such benefits would be eligible for the reduced tax rate, in the case of ordinary shares regardless of whether they are represented by the ADSs. You should consult your own tax advisor regarding the availability of the reduced tax rate for dividends paid with respect to the ADSs and ordinary shares.

For U.S. foreign tax credit purposes, dividends we pay on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see “—Taxation—People’s Republic of China taxation”). For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Depending on your individual facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes (to the extent that such withholding taxes are not refundable under the Treaty) that may be imposed on dividends received on the ADSs or ordinary shares. In lieu of claiming a credit, you may elect to deduct such PRC taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and other dispositions of ADSs or ordinary shares

The following discussion is subject to the discussion under “Passive Foreign Investment Company” below. If you are a U.S. Holder, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will generally be equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will generally be long-term capital gain or loss if your holding period in the ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations.

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

Passive foreign investment company

If we were classified as a passive foreign investment company or “PFIC” in any taxable year in which you hold the ADSs or ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. federal income tax consequences, in the form of increased tax liabilities (unless certain elections described below are timely made) and special U.S. tax reporting requirements.

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

Based the composition of our assets and income, including goodwill, which is based on the price of ADSs, we do not believe we were a PFIC for the taxable year ending December 31, 2020. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

To compute the tax on “excess distributions” or any gain, (i) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge at the rate for underpayment of taxes for any period described under (iii) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the reduced tax rate discussed in the “—Dividends on ADSs and Ordinary Shares” section above in the taxable year in which such distribution is made or in the preceding taxable year.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided they are “marketable.” The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs as of the close of any taxable year and your adjusted tax basis in such ADSs. Any income resulting from this election would generally be taxed at ordinary income rates. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. If you make a mark-to-market election with respect to the ADSs, but for a later taxable year either the ADSs no longer constitute “marketable stock” or we cease being a PFIC, you will not be subject to the mark-to market rules described above for such taxable year. The mark-to-market election will not be available for any lower tier PFIC that you may be deemed to own pursuant to the attribution rules discussed above. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

The PFIC rules provide for a separate election, referred to as a qualified electing fund election, which, if available, results in a tax treatment different (and generally less adverse than) the general PFIC tax treatment described above. That election, however, will not be available to you as we do not intend to provide the information you would need to make or maintain that election.

If you own the ADSs or ordinary shares during any taxable year that we are a PFIC, you will generally be required to file an annual report containing such information as the United States Treasury Department may require. You should consult with your own tax advisor concerning the U.S. federal income tax consequences of holding and disposing of the ADSs or ordinary shares if we are or become classified as a PFIC.

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, our post-tax results would increase or decrease by RMB32.8 million, RMB3.1 million and RMB0.7 million (US$0.1 million) in 2018, 2019 and 2020, respectively.

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

In 2018, 2019 and 2020, interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, our post-tax results for the year would have been RMB73,000, RMB74,000 and RMB47,000 (US$7,203) lower/higher, respectively, mainly as a result of higher/lower interest expenses on floating rate borrowings.

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

Seasonality

Our operating results are exposed to seasonal fluctuations of demand for our services. During 2018, 2019 and 2020, we have experienced relatively higher customer visits in the second half of each financial year, which was mainly because (i) customers tended to come to our treatment centers and receive our services in summer, which led to an increased number of procedures performed in the second half of the year; and (ii) we also experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2018, 2019 and 2020.

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

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Service	Fees
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

14.A. — 14.D.                   Material Modifications to the Rights of Security Holders

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

For the period from October 24, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2020, we used approximately US$28.2 million of the proceeds received from the initial public offering for purposes including redemption of certain convertible note, working capital, strategic acquisitions, establishment of new treatment centers and facility upgrades. We still intend to use the remainder of the proceeds from our initial public offering for similar purposes aforementioned.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards. Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Internal Control over Financial Reporting

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

To remediate our identified material weakness, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired senior financial officers, each of whom has a solid understanding of and extensive work experience involving complex non-routine transactions. In 2020, we provided our accounting and finance staff with financial reporting and IFRS trainings. We will continue to provide our accounting and finance staff with trainings regularly, and we will continue to review and improve key controls over financial reporting. Our management concluded that the material weakness had not been remediated as of December 31, 2020. We are fully committed to continue to implement measures to remediate our material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—3.D. Risk factors—Risks relating to our business and our industry A material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

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

	Year Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Audit fees(1)	5,236	10,852	5,500
Tax fees(2)	—	21	—
	5,236	10,873	5,500

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, including audit fees relating to our initial public offering in 2019.

(2)         “Tax fees” means the aggregate fees billed for the professional tax services rendered by our principal auditors.

The policy of our audit committee is to pre-approve all auditing services and all non-audit services permitted to be performed by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and tax services as described above, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit.

Item 16.D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2020, our board of directors announced a share repurchase program pursuant to which we would repurchase up to US$6.0 million worth of our ADSs.

The table below is a summary of the shares repurchased by us during 2020 and up to April 15, 2021. All ADSs were repurchased in the open market pursuant to the applicable share repurchase programs.

	Total Number of ADSs Purchased	Average Price Paid per ADS(US$)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs(US$)
January 2020	—	—	—	—
February 2020	—	—	—	—
March 2020	—	—	—	—
April 2020	—	—	—	—
May 2020	—	—	—	—
June 2020	—	—	—	—
July 2020	—	—	—	—
August 2020	—	—	—	—
September 2020	—	—	—	—
October 2020	45,000	6.58	45,000	5,704,000
November 2020	—	—	45,000	5,704,000
December 2020	—	—	45,000	5,704,000
January 2021	—	—	45,000	5,704,000
February 2021	—	—	45,000	5,704,000
March 2021	—	—	45,000	5,704,000
April 2021	—	—	45,000	5,704,000

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

2.8*	Description of Securities
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

Exhibit Number
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

Exhibit Number
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

Exhibit Number
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

Exhibit Number
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

4.53*	English translation of the Equity Interest Transfer Agreement between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu dated April 23, 2021
4.54*	English translation of loan agreement dated April 23, 2021 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu
4.55*

English translation of economic interest transfer agreement dated April 23, 2021 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Beijing Aomei Yixin Investment Consultation Co., Ltd.

4.56*

English translation of exclusive option agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Beijing Aomei Yixin Investment Consultation Co., Ltd.

4.57*

English translation of equity interest pledge agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Beijing Aomei Yixin Investment Consultation Co., Ltd.

4.58*	English translation of power of attorney dated April 23, 2021 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Beijing Aomei Yixin Investment Consultation Co., Ltd.
4.59*	English translation of spousal consent letter dated April 23, 2021 by Ding Wenting
4.60*	English translation of the Equity Interest Transfer Agreement between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu dated April 23, 2021
4.61*	English translation of loan agreement dated April 23, 2021 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu
4.62*

English translation of economic interest transfer agreement dated April 23, 2021 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jiangsu Liangyan Hospital Management Co., Ltd.

4.63*

English translation of exclusive option agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jiangsu Liangyan Hospital Management Co., Ltd.

4.64*

English translation of equity interest pledge agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jiangsu Liangyan Hospital Management Co., Ltd.

4.65*	English translation of power of attorney dated April 23, 2021 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jiangsu Liangyan Hospital Management Co., Ltd.
4.66*	English translation of spousal consent letter dated April 23, 2021 by Ding Wenting

Exhibit Number
4.67

English translation of supplemental real estate lease agreement dated May 9, 2017 by and between Shenzhen Pengai Aesthetic Medical Hospital and the lessor (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.68

English translation of real estate lease agreement dated February 28, 2017 by and between Shenzhen Pengcheng Hospital and the lessor (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.69

English translation of real estate lease agreement dated February 28, 2017 by and between Shenzhen Pengcheng Hospital and the lessor (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.70

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aesthetic Medical International Holdings Group Limited

	By:	/s/ Zhou Pengwu
	Name:	Zhou Pengwu
Date: April 30, 2021	Title:	Chairman and Chief Executive Officer

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aesthetic Medical International Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aesthetic Medical International Holdings Group Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Changes in Accounting Principle

As discussed in Note 2.25 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 30, 2021

We have served as the Company’s auditor since 2013.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		2018	2019	2020
	Note	RMB’000	RMB’000	RMB’000
Revenue	5	761,306	869,050	901,573
Cost of sales and services rendered	6	(258,567)	(275,948)	(356,796)
Gross profit		502,739	593,102	544,777
Selling expenses	6	(333,526)	(413,068)	(510,608)
General and administrative expenses	6	(115,485)	(196,329)	(230,646)
Finance income	8	322	388	1,185
Finance costs	8	(9,244)	(24,293)	(29,189)
Other gains, net		12,118	18,669	600
Fair value (loss)/gain of convertible redeemable preferred shares	26	(226,248)	136,656	—
Fair value loss of convertible note	27	(9,152)	(5,193)	(1,599)
Fair value (loss)/gain of exchangeable note liabilities	28	(56,925)	45,274	—
Fair value (loss)/gain of derivative financial instrument		(301)	301	—
Impairment of non-current assets	14	—	(1,405)	(32,969)
Share of profits/(losses) of investments accounted for using the equity method	15	1,730	(1,738)	(1,043)
(Loss)/profit before income tax		(233,972)	152,364	(259,492)
Income tax (expense)/credit	9	(18,508)	(14,036)	12,587
(Loss)/profit for the year		(252,480)	138,328	(246,905)

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences		1,088	672	(731)
Total other comprehensive income/(loss) for the year, net of tax		1,088	672	(731)
Total comprehensive (loss)/income for the year		(251,392)	139,000	(247,636)

(Loss)/profit attributable to:
Owners of the Company		(255,237)	136,309	(235,479)
Non-controlling interests		2,757	2,019	(11,426)
(Loss)/profit for the year		(252,480)	138,328	(246,905)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		2018	2019	2020
	Note	RMB’000	RMB’000	RMB’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	10	(6.22)	2.96	(3.61)
—Diluted	10	(6.22)	(0.78)	(3.61)

Total comprehensive (loss)/income attributable to:
Owners of the Company		(254,149)	136,981	(236,210)
Non-controlling interests		2,757	2,019	(11,426)
Total comprehensive (loss)/income for the year		(251,392)	139,000	(247,636)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

		2019	2020
	Note	RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	11	519,323	531,941
Investment properties	13	15,373	—
Intangible assets	14	175,417	208,429
Investments accounted for using the equity method	15	10,256	8,330
Prepayments and deposits	16	42,298	51,850
Deferred income tax assets	22	19,774	31,372
		782,441	831,922

Current assets
Inventories	17	26,120	33,336
Trade receivables	16	9,705	14,324
Other receivables, deposits and prepayments	16	71,278	98,715
Amounts due from related parties	36	3,101	6,693
Restricted cash	18	—	8,712
Cash and cash equivalents	18	154,490	44,384
		264,694	206,164
Assets held-for-sale	19	—	—
		264,694	206,164

Total assets		1,047,135	1,038,086

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	20	469	469
Treasury shares		(41)	(2,023)
Accumulated losses		(242,232)	(477,905)
Other reserves	21	789,285	870,355
		547,481	390,896
Non-controlling interests		43,117	34,840
Total equity		590,598	425,736

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

		2019	2020
	Note	RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Borrowings	23	12,917	75,931
Lease liabilities	12	165,615	178,983
Convertible redeemable preferred shares	26	—	—
Convertible note	27	—	34,190
Exchangeable note liabilities	28	—	—
Derivative financial instrument	20	—	—
Deferred income tax liabilities	22	12,703	13,377
Contingent consideration payable		—	8,181
		191,235	310,662

Current liabilities
Trade payables	24	17,017	33,654
Accruals, other payables and provisions	24	58,439	68,783
Contingent consideration and consideration payable		—	4,512
Amounts due to related parties	36	626	1,224
Contract liabilities	25	5,542	8,639
Borrowings	23	127,470	135,814
Lease liabilities	12	36,266	35,868
Current income tax liabilities		19,942	13,194
		265,302	301,688
Liabilities held-for-sale	19	—	—
		265,302	301,688

Total liabilities		456,537	612,350

Total equity and liabilities		1,047,135	1,038,086

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital	Treasury shares	Reserves (Note 21)	Accumulated losses	Sub-total	Non- controlling interests	Total equity/(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2018	259	—	66,684	(113,808)	(46,865)	24,625	(22,240)

Comprehensive income
Loss for the year	—	—	—	(255,237)	(255,237)	2,757	(252,480)
Currency translation differences	—	—	1,088	—	1,088	—	1,088
Total comprehensive loss for the year	—	—	1,088	(255,237)	(254,149)	2,757	(251,392)

Transactions with owners
Transfer to statutory reserve	—	—	4,875	(4,875)	—	—	—
Transactions with non-controlling shareholders (Note 32)	—	—	(3,079)	—	(3,079)	2,308	(771)
Capital contribution from non-controlling interests	—	—	—	—	—	1,620	1,620
Disposal of a subsidiary due to loss of control	—	—	(17)	—	(17)	85	68
Dividend to non-controlling shareholders	—	—	—	—	—	(2,341)	(2,341)
Issuance of shares (Note 20)	6	—	25,694	—	25,700	—	25,700
Total transactions with owners	6	—	27,473	(4,875)	22,604	1,672	24,276

Balance at 31 December 2018 and 1 January 2019	265	—	95,245	(373,920)	(278,410)	29,054	(249,356)

Comprehensive income
Profit for the year	—	—	—	136,309	136,309	2,019	138,328
Currency translation differences	—	—	672	—	672	—	672
Total comprehensive income for the year	—	—	672	136,309	136,981	2,019	139,000

Transactions with owners
Transfer to statutory reserve	—	—	4,621	(4,621)	—	—	—
Transactions with non-controlling shareholders (Note 32)	—	—	(5,248)	—	(5,248)	(2,576)	(7,824)
Capital contribution from non-controlling interests	—	—	—	—	—	2,793	2,793
Issuance of shares held as treasury shares (Note 33)	41	(41)	—	—	—	—	—
Share-based payment	—	—	47,788	—	47,788	—	47,788
Business combination (Note 30)	—	—	—	—	—	18,143	18,143
Disposal of subsidiaries (Note 31)	—	—	—	—	—	(2,541)	(2,541)
Dividend to non-controlling shareholders	—	—	—	—	—	(3,775)	(3,775)
Issuance of shares upon initial public offering (Note 20)	53	—	211,906	—	211,959	—	211,959
Transaction costs related to issuance of shares upon initial public offering	—	—	(45,516)	—	(45,516)	—	(45,516)
Conversion of Series A Preferred Shares and exchangeable note upon initial public offering (Note 26 and 28)	110	—	479,817	—	479,927	—	479,927
Total transactions with owners	204	(41)	693,368	(4,621)	688,910	12,044	700,954

Balance at 31 December 2019	469	(41)	789,285	(242,232)	547,481	43,117	590,598

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Attributable to owners of the Company
	Share capital	Treasury shares	Reserves (Note 21)	Accumulated losses	Sub-total	Non- controlling interests	Total equity/(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 31 December 2019 and 1 January 2020	469	(41)	789,285	(242,232)	547,481	43,117	590,598

Comprehensive income
Loss for the year	—	—	—	(235,479)	(235,479)	(11,426)	(246,905)
Currency translation differences	—	—	(731)	—	(731)	—	(731)
Total comprehensive income for the year	—	—	(731)	(235,479)	(236,210)	(11,426)	(247,636)

Transactions with owners
Transfer to statutory reserve	—	—	194	(194)	—	—	—
Transactions with non-controlling shareholders (Note 32)	—	—	2,640	—	2,640	(5)	2,635
Share-based payment	—	—	78,967	—	78,967	—	78,967
Business combination (Note 30)	—	—	—	—	—	32,669	32,669
Disposal of subsidiaries (Note 31)	—	—	—	—	—	(28,579)	(28,579)
Dividend to non-controlling shareholders	—	—	—	—	—	(936)	(936)
Share repurchase (Note 20)	—	(1,982)	—	—	(1,982)	—	(1,982)
Total transactions with owners	—	(1,982)	81,801	(194)	79,625	3,149	82,774

Balance at 31 December 2020	469	(2,023)	870,355	(477,905)	390,896	34,840	425,736

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		2018	2019	2020
	Note	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	29	29,864	100,695	5,582
Income tax paid		(24,970)	(13,934)	(6,425)
Net cash generated from/(used in) operating activities		4,894	86,761	(843)
Cash flows from investing activities
Net cash used in business combinations	30	(2,978)	(28,880)	(69,951)
Proceeds from disposal of property, plant and equipment		23	—	11
Purchase of and deposit paid for property, plant and equipment		(45,516)	(69,112)	(38,355)
Purchase of investment properties		(31,452)	—	—
Purchase of and deposit paid for intangible assets		(733)	(6,886)	(6,807)
Deposit of long term investment		—	(31,231)	(21,287)
Repayment of long term investment		—	6,791	—
Restricted cash		—	—	(8,712)
Balances with related parties		—	13,154	(3,446)
Interest income received		322	388	1,185
Dividend received from an associate		3,225	—	—
Proceeds from disposal of subsidiaries	31	927	1,604	19,994
Net cash used in investing activities		(76,182)	(114,172)	(127,368)
Cash flows from financing activities
Proceeds from borrowings		108,620	139,765	276,595
Repayment of borrowings		(57,881)	(103,865)	(217,675)
Repayment of lease liabilities		—	(49,691)	(59,646)
Proceeds from other borrowings		—	—	3,000
Repayment of other borrowings		—	—	(3,915)
Proceeds from convertible note, net		—	—	32,797
Interest paid		(8,977)	(11,786)	(10,541)
Capital contribution from non-controlling interests		1,620	2,793	—
Dividends paid to non-controlling interests		(2,341)	(3,775)	(936)
Share repurchase		—	—	(1,982)
Issuance of shares, net		25,700	181,911	—
Repayment of convertible note		—	(75,791)	—
Net cash generated from financing activities		66,741	79,561	17,697
Net (decrease)/increase in cash and cash equivalents		(4,547)	52,150	(110,514)
Cash and cash equivalents at beginning of the year		106,006	101,886	154,490
Effect of changes in foreign exchange rates		1,088	454	408
Cash and cash equivalents at end of the year	18	102,547	154,490	44,384
Analysis of the balances of cash and cash equivalents at 31 December
Bank and cash balances		102,547	154,490	44,384
Less: Assets held-for-sale		(661)	—	—
	18	101,886	154,490	44,384

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

The Company completed its initial public offering and listing of American Depositary Shares (“ADSs”) on the NASDAQ Global Market in October, 2019, and raised net proceeds of US$27,600,000 from the offering. Each ADS represents three ordinary shares.

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

2.1                            Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of convertible note, which was carried at fair value.

In early 2020, there was an outbreak of a novel of coronavirus, later named COVID-19, in China, which has spread rapidly to many parts of the world. The Group temporarily shut down its aesthetic treatment centers in February and March 2020. By the end of March 2020, the Group had resumed business operation of all of its aesthetic treatment centers.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.1                            Basis of preparation (Continued)

The business of the Group was significantly impacted by COVID-19 and the Group had a loss for the year of RMB246,905,000 and net cash used in operating activities of RMB843,000 for the year ended 31 December 2020. As of December 31, 2020, the Group had net current liabilities of RMB95,524,000.

The directors of the Company have prepared a cash flow forecast and considered the Group’s cash flows from future operations by taking account into consideration of business growth and available borrowing facilities to conclude that the Group has sufficient resources to meet its financial obligations as and when they fall due and continue its operation in the coming twelve months after the issuance date of this consolidated financial statements. Accordingly, the Group’s consolidated financial statements have been prepared on a going concern basis.

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

2.2                               Changes in accounting policy and disclosures

2.2.1              New standards and amendments to standards adopted by the Group

The following new standards and amendments to standards are mandatory for accounting periods beginning on or after 1 January 2020. The adoption of these new standards and amendments to standards does not have significant impact to the results and financial position of the Group:

Amendments to IAS 1 and IAS 8	Definition of Material
Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Conceptual Framework for Financial Reporting 201	Revised Conceptual Framework for Financial Reporting

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

2                                         Summary of significant accounting policies (Continued)

2.2                               Changes in accounting policy and disclosures (Continued)

2.2.2                  New standards, amendments to standards and interpretations not yet adopted

The following are new standards, amendments to standards and interpretations which have been issued but are not effective and have not been early adopted. The Group plans to adopt these new standards, amendments to standards and interpretations when they become effective:

Effective for accounting periods beginning on or after
IFRS 16	Covid-19-Related Rent Concessions	1 June 2020
Amendments to IAS 39, IFRS 4, IFRS 7, IFRS 9 and IFRS 16	Interest Rate Benchmark Reform — Phase 2	1 January 2021
Annual Improvements Project	Annual Improvements to HKFRSs 2018-2020	1 January 2022
Amendments to IFRS 3	Reference to Conceptual Framework	1 January 2022
Amendments to IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	1 January 2022
Amendments to IAS 37	Onerous Contracts — Costs of Fulfilling a Contract	1 January 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17	Insurance contracts	1 January 2023
IFRIC Int 5 (2020)	IFRIC Interpretation 5 (2020)	1 January 2023
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Asset between an Investor and its Associate or Joint Venture	To be determined

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

(d)                                 Contractual arrangements with respect to equity interests in certain PRC subsidiaries

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015) became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%. The Company historically held more than 70.0% equity interest in certain of its PRC subsidiaries that are medical institutions which the Company acquired or established after the effective date of the Industry Catalog for Guiding Foreign Investment (Revision 2015). The Company had decreased its shareholding to 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain employees of the Group in 2018. In connection with such equity transfer and Dr. Zhou Pengwu’s shareholding in Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. which he acquired from other shareholders in 2019 and 2020, the Company entered into a series of contractual arrangements (“Contractual Arrangements”) with Dr. Zhou Pengwu, Yantai Pengai Jiayan Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Jinan Pengai Medical Aesthetic Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing Aomei Yixin Investment Consultant Co., Ltd., (collectively “Relevant Subsidiaries”) and Ms. Ding Wenting in 2018, 2019, 2020 and 2021 with respect to the 24.0%, 30.0%, 30.0%, 19.0%, 15.0%, 22.0%, 26.0%,  25%, 10% and 25% equity interests in the respective aforementioned Relevant Subsidiaries (“Target Equity Interests”), except for Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment Consultant Co., Ltd., which are subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. These Contractual Arrangements enable the Company to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

(e)                                  Risks in relation to the Contractual Arrangements

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2                                         Summary of significant accounting policies (Continued)

2.3                            Subsidiaries (Continued)

Consolidation (Continued)

(e)                                  Risks in relation to the Contractual Arrangements (Continued)

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

Exchange differences on Series A Preferred Shares, convertible note and exchangeable note liabilities were recorded in “fair value (loss)/gain of convertible redeemable preferred shares”, “fair value loss of convertible note” and “fair value (loss)/gain of exchangeable note liabilities”, respectively.

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

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost of each asset to their residual values over their estimated useful lives, as follows:

• Leasehold improvements	Shorter of remaining lease term and the estimated useful lives of the assets
• Right of use assets	Shorter of the asset’s useful life and the lease term on a straight-line basis
• Machinery and equipment	10 years
• Office equipment, furniture, fixture and motor vehicles	5 - 10 years
• Buildings	20 - 50 years

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed. See note 14 for the goodwill impairment charges recognised in respective years presented.

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

Changes in the fair value of financial asset at fair value through profit or loss are recognised in other gains, net in the consolidated statement of comprehensive income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

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

2.13                        Impairment of financial assets

The Group has the following types of financial assets subject to IFRS 9’s expected credit loss model:

•                  Trade receivables

•                  Other receivables and deposits

•                  Cash and cash equivalents

•                  Amounts due from related parties

The Group assesses on a forward looking basis the expected credit losses associated with its assets carried at amortised cost.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

Impairment on other receivables, deposits, amounts due from related parties are measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition, then impairment is measured as lifetime expected credit losses.

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

(c)                                  Share based compensation

The Group measures share-based compensation at the grant date based on the fair value of the equity awards determined using the Binomial option-pricing model. As the Group has granted share options with service-only condition, the Group elected to recognize compensation expense over the period in which the recipient is required to provide service in exchange for the equity award.

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

2.25                        Leases (Continued)

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

(a)                                 Series A Preferred Shares

Series A Preferred Shares are redeemable upon occurrence of certain future events and at the option of the holders. This instrument can be converted into ordinary shares of the Company at any time at the option of the holders or automatically converted into ordinary shares upon occurrence of an initial public offering of the Company or agreed by majority of the holders as set out in Note 26.

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

(b)                                 Convertible notes in 2016 and 2020

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

For the convertible note in 2016, it is redeemable upon occurrence of certain future events and at the option of the Company. This instrument can be converted into Series B convertible redeemable preferred shares (“Series B Preferred Shares”) of the Company upon occurrence of certain future events as set out in Note 27.

For the convertible note in 2020, it is redeemable at the option of the Company and the holder. This instrument can be converted into American Depository Receipts of the Company as set out in Note 27.

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, the Group’s post-tax results would increase or decrease by RMB682,000 (2019: RMB3,073,000).

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

(iii)                               Cash flow and fair value interest-rate risk (Continued)

Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates.

At reporting date, if interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, the Group’s post-tax results for the year would have been RMB47,000 (2019: RMB74,000) lower/higher respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(b)                                 Liquidity risk

The Group is exposed to liquidity risk due to the impact of COVID-19 and it had net current liabilities of RMB95,524,000 as at 31 December 2020. As detailed in Note 2.1, the directors of the Company concluded that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the coming twelve months after the issuance of this consolidated financial statements.

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

b.              Convertible note in 2016: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 15% per annum and any accrued but unpaid dividends on such shares (Note 27).

c.               Convertible note in 2020: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 15% per annum (Note 27).

d.              Exchangeable note liabilities: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 10% per annum and any accrued but unpaid dividends on such shares (Note 28).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3                                         Financial risk management (Continued)

3.1                               Financial risk factors (Continued)

(b)                                 Liquidity risk (Continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2019

Borrowings	133,237	13,323	—	—	146,560
Lease liabilities	47,919	41,331	111,294	45,945	246,489
Trade payables	17,017	—	—	—	17,017
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	33,198	—	—	—	33,198
Amounts due to related parties	626	—	—	—	626
	231,997	54,654	111,294	45,945	443,890

At 31 December 2020

Borrowings	146,764	54,657	25,194	—	226,615
Convertible note	—	—	44,565	—	44,565
Lease liabilities	48,301	44,887	106,592	67,290	267,070
Trade payables	33,654	—	—	—	33,654
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	38,092	—	—	—	38,092
Amounts due to related parties	1,224	—	—	—	1,224
	268,035	99,544	176,351	67,290	611,220

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

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (include current and non-current bank borrowings, convertible note, exchangeable note liabilities and Series A Preferred Shares as shown in the consolidated balance sheets) less cash and cash equivalents and restricted bank deposit. Total capital is calculated as “equity”, as shown in the consolidated balance sheets, plus net debt.

The gearing ratios at 31 December 2019 and 2020 were as follows:

	2019	2020
	RMB’000	RMB’000
Total borrowings	140,387	211,745
Add: Convertible note (Note 27)	—	34,190
Less: Cash and cash equivalents (Note 18)	(154,490)	(44,384)
Restricted cash (Note 18)	—	(8,712)
Net (surplus)/debt	(14,103)	192,839
Total equity	590,598	425,736
Total capital	576,495	618,575

Gearing ratio	N/A	31.2%

3.3                            Fair value estimation

The table below analyses financial instruments carried at fair value as at 31 December 2019 and 2020 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels with a fair value hierarchy as follows:

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

The following table presents the Group’s financial liabilities that are measured at fair value as at 31 December 2020. See Note 13 for the fair value disclosure of the investment properties that are recorded under cost model.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2020
Liabilities
Financial liabilities at fair value through profit or loss
- Convertible note (Note 27)	—	—	34,190	34,190
	—	—	34,190	34,190

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

There were no significant transfers of financial assets between level 1, level 2 and level 3 fair value hierarchy classifications.

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2019:

	Exchangeable note liabilities (Note 28)	Convertible note (Note 27)	Series A Preferred Shares (Note 26)	Derivative financial instrument (Note 20)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening balance	185,745	70,598	476,112	301	732,756
Change in fair value	(45,274)	5,193	(136,656)	(301)	(177,038)
Converted into ordinary share upon initial public offering	(140,471)	—	(339,456)	—	(479,927)
Repayment during the year	—	(75,791)	—	—	(75,791)
Closing balance	—	—	—	—	—

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2020:

	Convertible note (Note 27)	Total
	RMB’000	RMB’000
Opening balance	—	—
Convertible note issued	33,474	33,474
Unrealised exchange difference	(883)	(883)
Change in fair value	1,599	1,599
Closing balance	34,190	34,190

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

(a)                                Goodwill impairment assessment

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9(a). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There is a number of assumptions and estimates involved in the preparation of cash flow projections for the periods covered by the approved budgets. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved.

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

(c)                                  Fair values of Series A Preferred Shares, convertible notes and exchangeable note liabilities

The Series A Preferred Shares, convertible notes and exchangeable note liabilities are not traded in an active market and the respective fair values are determined by using valuation techniques. The directors have used the market comparable approach to determine the underlying equity value of the Company and adopted equity allocation model to determine the fair values of the Series A Preferred Shares, convertible notes and exchangeable note liabilities.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5                                         Revenue

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Non-surgical aesthetic medical services	373,348	489,569	452,670
Surgical aesthetic medical services	313,897	319,239	401,645
General healthcare services and other aesthetic medical services	74,061	60,242	47,258
	761,306	869,050	901,573

Revenue is recognised at a point in time when the respective services are rendered. All of the contract liabilities as of 31 December 2018 (RMB5,996,000) and 2019 (RMB5,542,000) were recognised as revenue in the subsequent 12-month period.

6                                         Expenses by nature

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 7)	191,306	258,495	322,563
Advertising and marketing expenses	245,859	303,856	380,794
Cost of inventories and consumables	106,950	112,617	163,881
Operating lease rental expenses	43,432	8,986	4,860
Amortisation and depreciation	32,140	83,834	106,405
Utilities and office expenses	48,888	51,271	52,666
Travelling and entertainment expenses	15,037	28,173	17,136
Bank charges	4,059	5,158	4,350
Loss on disposal of property, plant and equipment	80	1,444	915
Legal and professional fees	658	6,032	19,273
Other expenses	19,169	25,479	25,207
	707,578	885,345	1,098,050

7                                         Employee benefit expenses

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Wages and salaries	169,546	186,716	225,085
Share-based compensation expenses	—	47,788	78,967
Pension costs - defined contribution plans	12,026	12,935	5,841
Other staff welfare expenses	9,734	11,056	12,670
	191,306	258,495	322,563

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8                                         Finance income and costs

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Finance costs
Interest expense on bank borrowings	(4,584)	(6,055)	(8,897)
Interest expense on other borrowings	—	(1,327)	(3,599)
Interest expense on convertible note	(4,660)	(4,144)	—
Interest expense on lease liabilities	—	(12,767)	(16,693)
	—	—	—
	(9,244)	(24,293)	(29,189)
Finance income
Interest income on short-term bank deposits	322	388	1,185
	—	—	—
Finance costs — net	(8,922)	(23,905)	(28,004)

9                                         Income tax expense

PRC corporate income tax have been provided for subsidiaries established and operating in Mainland China at the rate of 25% (2018 and 2019: 25%) on the estimated assessable profit for the year.

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Current tax
PRC enterprise income tax	21,073	20,393	486

Deferred tax
Origination and reversal of temporary differences (Note 22)	(2,565)	(6,357)	(13,073)
Income tax expense/(credit)	18,508	14,036	(12,587)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9                                         Income tax expense (Continued)

The taxation on the Group’s (loss)/profit before income tax differs from the theoretical amount that would arise using the taxation rate of PRC, the principal place of the Group’s operations, as follows:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
(Loss)/profit before income tax	(233,972)	152,364	(259,492)

Calculated at a taxation rate of 25%	(58,493)	38,091	(64,873)
Expenses not tax deductible	79,114	25,920	42,824
Income not subject to tax	(1,716)	(50,693)	(1,165)
Utilisation of previously unrecognised tax losses	(65)	—	(428)
Recognition of previously unrecognised temporary difference	—	384	(520)
Tax losses not recognised	—	2,369	13,034
Difference in overseas tax rates	(364)	(124)	351
Under-provision in respect of prior years	32	—	—
Over-provision in respect of prior years	—	(1,727)	(1,810)
Effect of preferential tax rates	—	(184)	—
Income tax expense/(credit)	18,508	14,036	(12,587)

(a)                                 Cayman Islands Income Tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)                                 Hong Kong Profits Tax

Hong Kong profits tax rate has been provided at the rate of 16.5% on the estimated assessable profit for each of the years ended 31 December 2018, 2019 and 2020.

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

For the year ended 31 December 2018, the Company has two categories of dilutive securities: Series A Preferred Shares and convertible note. These dilutive securities are assumed to have been converted into ordinary shares, and the net losses for the year adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

For the year ended 31 December 2019, the Company has four categories of dilutive securities: Series A Preferred Shares, convertible note, exchangeable note and share option. These dilutive securities are assumed to have been converted into ordinary shares, and the net profits for the year is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

For the year ended 31 December 2020, the Company has two categories of dilutive securities: Convertible note and share option. These dilutive securities are assumed to have been converted into ordinary shares, and the net losses for the year is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10                                  (Loss)/earnings per share (Continued)

The following table sets forth the computation of basic and diluted (loss)/profit per share:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
	(Note i)	(Note ii)	(Note iii)
Numerator:
(Loss)/profit attributable to owners of the Company – basic	(255,237)	136,309	(235,479)
Reversal of fair value gain of:
-Series A Preferred Shares	—	(136,656)	—
-Convertible note	—	—	—
-Exchangeable note liabilities	—	(45,274)	—
Reversal of interest expense on convertible note	—	—	—
Share based compensation	—	—	—
(Loss)/profit attributable to owners of theCompany – diluted	(255,237)	(45,621)	(235,479)

Shares (denominator):
Weighted average number of shares – basic	41,060,255	46,097,963	65,297,485
Conversion of Series A Preferred Shares	—	12,693,699	—
Conversion of convertible note	—	—	—
Conversion of exchangeable note liabilities	—	4,863,438	—
Cancellation of ordinary shares due to conversion of exchangeable note liabilities	—	(4,863,438)	—
Share based compensation	—	—	—
Weighted average number of shares – diluted	41,060,255	58,791,662	65,297,485

(Loss)/earnings per share – basic (RMB)	(6.22)	2.96	(3.61)
Loss per share – diluted (RMB)	(6.22)	(0.78)	(3.61)

Note i                As the Group incurred loss for the year ended 31 December 2018, the conversion of Series A Preferred Shares and convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the year ended 31 December 2018.

Note ii             The potential outstanding shares related to share option and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of diluted loss per share.

Note iii          As the Group incurred loss for the year ended 31 December 2020, share option and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value is not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the year ended 31 December 2020.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11                                  Property, plant and equipment

	Buildings	Leasehold improvements	Machinery and equipment	Office equipment, furniture fixtures and motor vehicles	Right of use assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2019
Opening net book amount	1,088	149,034	70,736	14,170	—	235,028
Adjustment for Adoption of IFRS 16	—	—	—	—	137,928	137,928
Restated opening net book amount	1,088	149,034	70,736	14,170	137,928	372,956
Additions	18,420	44,858	13,503	4,753	86,492	168,026
Transfer from investment properties	29,460	—	—	—	—	29,460
Disposal	—	—	(1,339)	(105)	(2,336)	(3,780)
Business combination (Note 30)	—	14,291	3,185	1,427	29,502	48,405
Disposal of subsidiaries (Note 31)	—	(6,224)	(1,223)	(119)	(10,165)	(17,731)
Depreciation charges	(619)	(15,732)	(13,183)	(3,578)	(45,051)	(78,163)
Translation adjustments	—	10	127	(18)	31	150
Closing net book amount	48,349	186,237	71,806	16,530	196,401	519,323

Year ended 31 December 2019
At 31 December 2019
Cost	50,408	286,457	171,162	39,210	238,609	785,846
Accumulated depreciation	(2,059)	(100,220)	(99,356)	(22,680)	(42,208)	(266,523)
Net book amount	48,349	186,237	71,806	16,530	196,401	519,323

At 31 December 2020
Opening net book amount	48,349	186,237	71,806	16,530	196,401	519,323
Additions	—	31,669	6,718	1,651	36,675	76,713
Transfer from investment properties	14,330	—	—	—	—	14,330
Impairment loss (Note 14)	—	(364)	(841)	(119)	(4,712)	(6,036)
Disposal	—	(815)	(61)	(50)	(3,421)	(4,347)
Business combination (Note 30)	—	29,481	15,571	6,486	147,757	199,295
Disposal of subsidiaries (Note 31)	—	(27,440)	(13,353)	(5,173)	(123,655)	(169,621)
Depreciation charges	(2,044)	(23,124)	(14,179)	(4,535)	(53,350)	(97,232)
Translation adjustments	—	(43)	(39)	(402)	—	(484)
Closing net book amount	60,635	195,601	65,622	14,388	195,695	531,941

Year ended 31 December 2020
At 31 December 2020
Cost	64,737	317,013	174,560	39,452	267,701	863,463
Accumulated depreciation	(4,102)	(121,412)	(108,938)	(25,064)	(72,006)	(331,522)
Net book amount	60,635	195,601	65,622	14,388	195,695	531,941

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11                                  Property, plant and equipment (Continued)

As at 31 December 2019 and 2020, property, plant and equipment with net book value amounting to approximately RMB38,804,000 and RMB65,244,000, respectively, were pledged as security for the bank and other borrowings.

12                                  Lease

(a)         Amounts recognised in the balance sheet:

Right-of-use assets is classified as property, plant and equipment (Note 11).

	As at 1 January 2019	As at 31 December 2019	As at 31 December 2020
	RMB	RMB	RMB
Lease liabilities
Current	24,329	36,266	35,868
Non-current	108,778	165,615	178,983
	133,107	201,881	214,851

(b)         Amounts recognised in the consolidated statement of comprehensive income:

	2018	2019	2020
	RMB	RMB	RMB
Interest expense (included in finance costs) (Note 8)	—	12,767	16,693
Expense relating to short-term leases (included in cost of goods sold and administrative expenses)	—	8,986	4,860

The total cash outflow for leases in 2020 was approximately RMB59,646,000 (2019: RMB49,692,000).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13                                  Investment properties

	2019	2020
	RMB’000	RMB’000
Cost
At 1 January	59,276	27,824
Additions	—	—
Transfer to owner-occupied property	(31,452)	(27,824)
At 31 December	27,824	—

Accumulated depreciation
At 1 January	(12,108)	(12,451)
Charge for the year	(2,335)	(1,043)
Transfer to owner-occupied property	1,992	13,494
At 31 December	(12,451)	—
Net book amount	15,373	—

Investment properties represents buildings held in the PRC, with useful lives of 20 years in 2019.

Investment properties with net book value amounting to approximately RMB15,373,000 in 2019 were pledged as security for the bank loans at the reporting date.

Amounts recognised in the consolidated income statement for investment properties:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Rental income	1,380	1,401	851

The fair value of the investment properties as at 31 December 2019 is approximately RMB61,506,000 (2018: RMB103,986,000).

In relation to the Group’s investment properties, the future aggregate minimum lease receipts under non-cancellable operating leases are receivable as follows:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Land and buildings:
Not later than 1 year	2,823	1,310	—
Later than 1 year and not later than 5 years	5,131	3,821	—
	7,954	5,131	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14                                  Intangible assets

	Goodwill	Computer software	Medical licenses	Tradenames	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended 31 December 2019
Opening net book amount	54,479	3,625	179	9,429	67,712
Additions	—	6,886	—	—	6,886
Business combination (Note 30)	61,534	—	—	43,470	105,004
Disposal of subsidiaries (Note 31)	(367)	(16)	—	—	(383)
Amortisation	—	(974)	(179)	(2,183)	(3,336)
Impairment loss (Note)	(1,405)	—	—	—	(1,405)
Translation adjustments	939	—	—	—	939
Closing net book amount	115,180	9,521	—	50,716	175,417
At 31 December 2019
Cost	116,585	13,189	11,178	53,370	194,322
Accumulated amortisation	(1,405)	(3,668)	(11,178)	(2,654)	(18,905)
Net book amount	115,180	9,521	—	50,716	175,417

Year ended 31 December 2020
Opening net book amount	115,180	9,521	—	50,716	175,417
Additions	—	282	—	—	282
Business combination (Note 30)	148,564	220	—	81,197	229,980
Disposal of subsidiaries (Note 31)	(102,971)	(233)	—	(58,325)	(161,529)
Amortisation	—	(2,098)	—	(6,032)	(8,130)
Impairment loss (Note)	(18,809)	—	—	(8,124)	(26,933)
Translation adjustments	(652)	—	—	(7)	(658)
Closing net book amount	141,312	7,692	—	59,425	208,429
At 31 December 2020
Cost	161,527	13,393	11,178	76,236	262,334
Impairment	(20,215)	—	—	(8,124)	(28,339)
Accumulated amortisation	—	(5,701)	(11,178)	(8,687)	(25,566)
Net book amount	141,312	7,692	—	59,425	208,429

Note:

Goodwill of RMB61,534,000 and RMB148,564,000 arose from acquisitions of subsidiaries in 2019 and 2020 respectively. The subsidiaries are principally engaged in the provision of non-surgical aesthetic treatments and surgical aesthetic treatments in the PRC.

During the year ended 31 December 2019, goodwill impairment of approximately RMB1,405,000 was related to the cessation of operation of one treatment centre in March 2020.

During the year ended 31 December 2020, the Company decided to strategically focus on treatment centres in East China, South China and Southwest China and devote much less resources to treatment centres in other regions of China. As a result, the Company recognized impairment of goodwill of RMB18,809,000, tradenames of RMB8,124,000 and property, plant and equipment of RMB6,036,000 of certain treatment centres in other regions of China.

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

	2019	2020
Annual compound revenue growth rate	6.0% ~ 17.9%	8.1% ~ 21.0%
Annual gross profit ratio	45.9% ~ 76.6%	55.2% ~ 80.3%
Discount rate	16% ~ 17.1%	16% ~ 17.1%

Management considers their experience and expertise knowledge in the aesthetic medical treatment business in the PRC, a cash flow period of five years is reasonable.

Management determined budgeted gross margin based on past performance and its expectations of the market development. The average annual revenue growth rate used is consistent with the forecasts of the market. The discount rate used is pre-tax and reflects specific risks relating to the entity. The cash flows beyond the five year periods are extrapolated using a 3% (2019: 3%) growth rate.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amounts are based would not cause the carrying amounts of the CGUs to exceed their recoverable amounts and therefore, there is no impairment indicators in relation to the goodwill of the Group.

15                                  Investments accounted for using the equity method

	2019	2020
	RMB’000	RMB’000
At 1 January	26,244	10,256
Step-up acquisition	(15,749)	—
Disposal	1,499	(883)
Share of loss	(1,738)	(1,043)
At 31 December	10,256	8,330

Set out below are the associates of the Group as at 31 December 2019 and 2020 which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The places of establishment are also their principal places of business.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15                                  Investments accounted for using the equity method (Continued)

Nature of investments in associates as at 31 December 2019 and 2020:

	Place of	% of ownership		Nature of the	Measurement
Name of entity	establishment	2019	2020	relationship	method
Moyan (Shenzhen) Network Technology Co., Ltd (美約(深圳)網路技術有限公司)	The PRC	46%	46%	Note 1	Equity
Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (深圳鵬愛悅己醫療美容醫院)	The PRC	—	—	Note 3	Equity
Mendis Aesthetic PTE. Ltd.	Singapore	44.4%	44.4%	Note 2	Equity
Baotou Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (包頭鵬愛悅己醫療美容門診有限公司)	The PRC	46%	—	Note 2, 4	Equity

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

Note 4:        During the year ended 31 December 2020, the Group disposed of its 46% equity interest of Baotou Pengai.

Moyan, Shenzhen Yueji, Mendis and Baotou Pengai are private companies and there are no quoted market prices available for their shares.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15                                  Investments accounted for using the equity method (Continued)

Summarised financial information for associates

Set out below are the summarised financial information for investments accounted for using the equity method:

Summarised balance sheet

	2019	2020
	RMB’000	RMB’000
Current
Cash and cash equivalents	1,281	1,476
Other current assets (excluding cash and cash equivalents)	3,860	1,614
Total current assets	5,141	3,090

Financial liabilities (excluding trade payables)	(6,439)	(1,077)
Lease liabilities	(1,023)	—
Other current liabilities (including trade payables)	(483)	(99)
Total current liabilities	(7,945)	(1,176)

Total non-current assets	15,327	6,150
Net assets	11,466	8,064

Summarised statement of comprehensive income

	2019	2020
	RMB’000	RMB’000
Revenue	2,702	5,317
Depreciation and amortisation	(1,609)	(159)
Interest expense	(61)	(297)
Loss before income tax	(765)	(1,279)
Income tax expense	—	—
Loss for the year	(765)	(1,279)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16                                  Trade and other receivables, deposits and prepayments

	2019	2020
	RMB’000	RMB’000
Trade receivables	9,705	14,324

Other receivables	6,657	53,566
Deposits	50,779	58,212
Prepayments	53,953	35,811
Advances to employees	2,187	2,976
	113,576	150,565
Less: Non-current portion
Prepayments and deposits	(42,298)	(51,850)
Current portion	71,278	98,715

The carrying amounts of trade and other receivables, deposits and prepayments are denominated in RMB and approximate their fair values.

Trade receivables are all aged within 30 days and are neither past due or impaired.

The maximum exposure to credit risk as at 31 December 2019 and 2020 is the carrying value of each class of receivable mentioned above. Other receivables balance included consideration receivable related to disposal of subsidiaries amounted to RMB41,000,000, see details in Note 31(e)..

17                                  Inventories

	2019	2020
	RMB’000	RMB’000
Pharmaceuticals	2,780	2,942
Medical consumables	23,340	30,394
	26,120	33,336

The cost of inventories recognised as expense and included in cost of inventories and consumables amounted to RMB163,881,000 (2019: RMB112,617,000 ).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18                                  Restricted cash and cash and bank balances

	2019	2020
	RMB’000	RMB’000

Restricted cash	—	8,712

	2019	2020
	RMB’000	RMB’000

Cash and cash equivalents
Cash at banks	143,231	38,852
Time deposit	11,215	5,279
Cash on hand	44	253
Total	154,490	44,384

The analysis of bank and cash balances for the purpose of the consolidated statement of cash flows is as follows:

	2019	2020
	RMB’000	RMB’000

Cash and cash equivalents	154,490	44,384

The carrying amounts of the Group’s restricted bank deposit and cash and cash equivalents are denominated in the following currencies:

	2019	2020
	RMB’000	RMB’000

RMB	69,268	33,478
US dollars	82,930	18,199
Hong Kong dollars	1,021	567
Singapore dollars	1,271	852
	154,490	53,096

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

Restricted cash represents cash reserved in escrow account in relation to litigations (Note 35(c)).

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20                                  Share capital

	Ordinary shares of USD0.001 each
	Number of shares	Nominal value	Nominal value
		USD’000	RMB’000

Authorised:
As at 1 January 2018, 31 December 2018 and 1 January 2019	121,983,052	122	802
Increase of authorised shares	1,378,016,948	1,378	9,797

As at 31 December 2019 and 2020	1,500,000,000	1,500	10,599

Issued and paid:
As at 1 January 2018	41,000,000	41	259
Issuance of shares (Note i)	798,219	1	6

As at 31 December 2018 and 1 January 2019	41,798,219	42	265
Issuance of shares held as treasury shares (Note 33)	5,940,452	6	41
Issuance of shares upon initial public offering (Note ii)	7,500,000	8	53
Preferred shares converted into ordinary share upon initial public offering (Note iii)	15,600,000	16	110

As at 31 December 2019, 1 January 2020 and 31 December 2020	70,838,671	72	469

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

Note ii:

On October 25, 2019, the Company was listed on NASDAQ Global market in the United States and issued 2,500,000 American Depositary Shares (representing 7,500,000 ordinary shares of the Company).

Note iii:

On October 25, 2019, upon completion of the Company’s initial public offering, 15,600,000 of convertible redeemable preferred shares were converted into 15,600,000 ordinary shares (Note 26).

Note iv:

On 13 October 2020, the Company announced that its board of directors had approved a share repurchase program, under which the Company was authorized to repurchase in the open market up to US$6.0 million worth of its American depositary shares (“ADSs”) from time to time until 12 October 2021, depending on general market conditions, trading price and other factors, as well as subject to the applicable laws and the Company’s securities trading policy. In October 2020, 135,000 ordinary shares were repurchased as treasury shares with a total consideration of approximately RMB2 million.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21                                  Other reserves

	Capital reserve	Merger reserve	Statutory reserve	Share-based compensation reserve	Other reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)

At 1 January 2018	35,609	(10,000)	33,104	67,960	(59,989)	66,684

Translation of foreign operations	—	—	—	—	1,088	1,088
Transfer to statutory reserve	—	—	4,875	—	—	4,875
Disposal of a subsidiary due to loss of control	—	—	(17)	—	—	(17)
Further acquisition of interests in a subsidiary (Note 32)	—	—	—	—	(3,410)	(3,410)
Partial disposal of interests in a subsidiary without loss of control (Note 32)	—	—	—	—	331	331
Issuance of shares	25,694	—	—	—	—	25,694
At 31 December 2018 and 1 January 2019	61,303	(10,000)	37,962	67,960	(61,980)	95,245

Translation of foreign operations	—	—	—	—	672	672
Transfer to statutory reserve	—	—	4,621	—	—	4,621
Further acquisition of interests in a subsidiary (Note 32)	—	—	—	—	(5,741)	(5,741)
Partial disposal of interests in a subsidiary without loss of control (Note 32)	—	—	—	—	493	493
Share-based payment reserve	—	—	—	47,788	—	47,788
Issuance of shares upon initial public offering	211,906	—	—	—	—	211,906
Transaction costs related to issuance of shares upon initial public offering	(45,516)	—	—	—	—	(45,516)
Preferred shares converted into ordinary share upon initial public offering	339,346	—	—	—	—	339,346
Exchangeable note converted into ordinary share upon initial public offering	140,471	—	—	—	—	140,471
At 31 December 2019 and 1 January 2020	707,510	(10,000)	42,583	115,748	(66,556)	789,285

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21                                  Other reserves (Continued)

	Capital reserve	Merger reserve	Statutory reserve	Share-based compensation reserve	Other reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)

At 31 December 2019 and 1 January 2020	707,510	(10,000)	42,583	115,748	(66,556)	789,285

Translation of foreign operations	—	—	—	—	(731)	(731)
Transfer to statutory reserve	—	—	194	—	—	194
Further acquisition of interests in a subsidiary (Note 32)	—	—	—	—	92	92
Partial disposal of interests in a subsidiary without loss of control (Note 32)	—	—	—	—	2,548	2,548
Share-based payment reserve	—	—	—	78,967	—	78,967
Share re-purchase	—	—	—	—	—	—
At 31 December 2020	707,510	(10,000)	42,777	194,715	(64,647)	870,355

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21                                  Other reserves (Continued)

(d)                                 Share-based compensation reserve

As at 1 January 2018, share-based compensation reserve amounting to RMB67,960,000 was attributable to share options which were granted to certain consultants and employees of the Group in previous years and fully lapsed in 2015.

On 1 June 2019, the Group has adopted a share-based compensation plan. Share-based compensation expenses amounting to RMB78,967,000 (2019: RMB47,788,000) was charged to share-based compensation reserve (Note 33).

(e)                                  Other reserve

Other reserve mainly represents the differences of carrying amount of non-controlling interests acquired, consideration paid to non-controlling interests and reduction of reserve as a result of the issuance of exchangeable note liabilities (Note 28).

22                                  Deferred income tax

	2019	2020
	RMB’000	RMB’000

The deferred tax assets comprise temporary differences attributable to:
- Tax losses	17,478	27,988
- Others	2,422	4,658
	19,900	32,646

The deferred tax liabilities comprise temporary differences attributable to:
- Medical licenses and tradenames	(12,248)	(14,425)
- Others	(581)	(226)
	(12,829)	(14,651)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22                                  Deferred income tax (Continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheets are, after appropriate offsetting, as follows:

	2019	2020
	RMB’000	RMB’000
Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	19,765	31,363
- Deferred income tax assets to be recovered within 12 months	9	9
	19,774	31,372
Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	(12,031)	(12,107)
- Deferred income tax liabilities to be settled within 12 months	(672)	(1,270)
	(12,703)	(13,377)

Deferred income tax assets — net	7,071	17,995

The movement in deferred income tax assets and liabilities during the year, without taking into consolidation the offsetting of balances within the same taxation jurisdiction is as follows:

The gross movement on deferred income tax accounts is as follows:

	2019	2020
	RMB’000	RMB’000
At 1 January	10,283	7,071
Acquisition of subsidiaries (Note 30)	(9,377)	(1,385)
Disposal of subsidiaries (Note 31)	(184)	(750)
Credited to consolidated statement of comprehensive income	6,357	13,073
Translation adjustment	(8)	(14)
At 31 December	7,071	17,995

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22                                  Deferred income tax (Continued)

Deferred income tax assets

	Tax losses	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2019	12,254	—	12,254
Acquisition of a subsidiary (Note 30)	1,445	104	1,549
Disposal of a subsidiary (Note 31)	(182)	(2)	(184)
Credited to consolidated statement of comprehensive income	3,961	2,320	6,281
At 31 December 2019 and 1 January 2020	17,478	2,422	19,900
Acquisition of subsidiaries (Note 30)	13,422	5,492	18,914
Disposal of subsidiaries (Note 31)	(10,017)	(5,314)	(15,331)
Credited to consolidated statement of comprehensive income	7,135	2,058	9,193
Translation adjustment	(30)	—	(30)
At 31 December 2020	27,988	4,658	32,646

Deferred income tax liabilities

	Medical licenses and tradenames	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2019	1,971	—	1,971
Acquisition of a subsidiary (Note 30)	10,868	58	10,926
(Credited)/charge to consolidated statement of comprehensive income	(591)	515	(76)
Translation adjustment	—	8	8
At 31 December 2019 and 1 January 2020	12,248	581	12,829
Acquisition of subsidiaries (Note 30)	20,297	—	20,297
Disposal of subsidiaries (Note 31)	(14,581)	—	(14,581)
Credited to consolidated statement of comprehensive income	(3,539)	(341)	(3,880)
Translation adjustment	—	(14)	(14)
At 31 December 2020	14,425	226	14,651

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22                                  Deferred income tax (Continued)

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses as at 31 December 2020 of RMB71,862,000 (2019: RMB13,850,000) which can be carried forward against future taxable income and their expiry dates are as follows:

	2019	2020
	RMB’000	RMB’000
Tax loss expiring within 5 years	13,850	71,862

Deferred income tax liabilities of RMB16,435,000 (2019: RMB19,160,000) have not been recognised for the withholding tax that would be payable on the unremitted earnings of certain subsidiaries. Such earnings are not expected to be distributed to the subsidiaries incorporated outside the PRC in near future.

23                                  Borrowings

	2019	2020
	RMB’000	RMB’000
Non-current
Bank borrowings
- secured	—	23,770
- non-secured	8,621	10,060

Other borrowings
- secured	4,296	42,101
	12,917	75,931
Current
Bank borrowings
- secured	94,189	38,491
- non-secured	15,874	39,575

Other borrowings
- secured	17,407	57,748
	127,470	135,814
	140,387	211,745

The carrying amounts of borrowings approximate their fair values and are denominated in RMB.

The effective interest rates on the borrowings from banks was 5.80% as at 31 December 2020 (2019: 6.07%).

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

Other borrowings are secured by the following:

(i)                                     property, plant and equipment of the Group (Note 11); and

(ii)                                  corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 36(d)).

24                                  Trade and accruals, other payables and provisions

	2019	2020
	RMB’000	RMB’000
Trade payables	17,017	33,654
Accrued employee benefits	13,498	21,327
Accrued operating expenses	4,960	7,648
Accrued professional service fees	16,267	12,050
Deposits received	1,837	1,122
Duty and tax payable other than corporate income tax	8,906	8,242
Other payables to suppliers of plant and equipment	5,091	6,909
Others	7,880	11,485
	75,456	102,437

The carrying amounts of trade and other payables are denominated in RMB. The carrying amounts approximate their fair values due to their short-term maturities.

25                                  Contract liabilities

	2019	2020
	RMB’000	RMB’000
Advance receipt for treatment packages	5,542	8,639

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

Convertible note in 2016

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

Convertible note in 2016 (Continued)

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

Convertible note in 2016 (Continued)

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

Convertible note in 2020

On 17 September 2020, the Company entered into a convertible note purchase agreement, and pursuant to which, the Company issued a convertible note at principal amount of US$5,000,000 (equivalent to approximately RMB33,474,000). The maturity date is 17 March 2023. The key terms of the convertible note are summarised as follows:

(a)           Conversion feature

Convertible note is convertible into American Depository Receipts (“ADRs of the Company, at the option of the holder after 6 months from the issue date to the maturity date, unless the Company has previously elected to redeem the convertible note.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27           Convertible note (Continued)

Convertible note in 2020 (Continued)

(b)           Redemption feature

The Company has a right to redeem all outstanding convertible note after one year from the issue date. The holder has a right to redeem all outstanding convertible note at maturity date at a price equivalent to 12.5% internal rate of return compounded annually from the issue date to maturity date. The Company can elect to redeem all outstanding convertible note after one year from the issue date at a price equivalent to 15% internal rate of return compounded annually from the issue date to the redemption date.

Before the first anniversary of the issuance of the convertible note, the convertible note is redeemable at the option of the Company and by giving notice in writing to the convertible note holder.

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

As at 31 December 2020, the directors had used the market comparable method.

The movement of the convertible note is set out as below:

RMB’000
For the year ended 31 December 2020
At 1 January 2020	—
Convertible note issued	33,474
Unrealised exchange difference	(883)
Change in fair value	1,599
At 31 December 2020	34,190

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	1,599

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29                                  Cash generated from operations

	2018	2019	2020
	RMB’000	RMB’000	RMB’000

(Loss)/profit before income tax	(233,972)	152,364	(259,492)
Adjustments for:
Finance income	(322)	(388)	(1,185)
Finance costs	9,244	24,293	29,189
Amortisation of intangible assets (Note 14)	2,395	3,336	8,130
Depreciation of property, plant and equipment (Note 11)	27,306	78,163	97,232
Depreciation of investment properties (Note 13)	2,439	2,335	1,043
Loss on disposal of property, plant and equipment	80	1,715	703
Share of (profits)/losses of investments accounted for using the equity method	(1,730)	1,738	1,043
Fair value loss/(gain) of convertible redeemable preferred shares	226,248	(136,656)	—
Fair value loss of convertible note	9,152	5,193	1,599
Fair value loss/(gain) of exchangeable note liabilities	56,925	(45,274)	—
Fair value loss/(gain) of derivative financial instrument	301	(301)	—
Transaction cost related to issuance of convertible note	—	—	677
Share-based payment	—	47,788	78,967
Written-off of assets/liabilities held for sale	—	2,070	—
Impairment of non-current assets	—	1,405	32,969
Unrealised exchange difference	—	—	515
Gain/(loss) on disposal of associates	(3,996)	(14,251)	928
Loss/(gain) on disposal of subsidiaries (Note 31)	191	(3,040)	1,531

	94,261	120,490	(6,151)
Changes in working capital:
- Inventories	3,395	(3,037)	(8,971)
- Trade receivables	(824)	1,376	(7,781)
- Other receivables, deposits and prepayments	(35,842)	(11,742)	10,470
- Balances with related parties	(25,092)	—	—
- Trade payables	(2,196)	(1,567)	15,969
- Accruals, other payables and provisions	(3,807)	(4,521)	15,191
- Contract liabilities	(31)	(304)	(13,145)
Cash flow from operating activities	29,864	100,695	5,582

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29                                  Cash generated from operations (Continued)

This section sets out an analysis of net debt and the movements in net debt for the years:

	Liabilities from financing activities
	Restricted cash and cash and bank	Borrowing due within 1 year	Borrowing due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1 January 2019	101,886	(77,130)	(19,876)	(24,329)	(108,778)	(128,227)
Cash flows	53,846	(50,340)	6,959	(11,912)	(56,826)	(58,273)
Foreign exchange adjustments	(1,242)	—	—	(25)	(11)	(1,278)
As at 31 December 2019	154,490	(127,470)	(12,917)	(36,266)	(165,615)	(187,778)

As at 1 January 2020	154,490	(127,470)	(12,917)	(36,266)	(165,615)	(187,778)
Cash flows	(102,186)	(8,344)	(63,014)	398	(13,368)	(186,514)
Foreign exchange adjustments	792	—	—	—	—	792
As at 31 December 2020	53,096	(135,814)	(75,931)	(35,868)	(178,983)	(373,500)

30                                  Business combination

(a)         Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd.

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
12,245

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30                                  Business combination (Continued)

(a)         Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (Continued)

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30                                  Business combination (Continued)

(b)         Jinan Pengai Medical Aesthetic Clinic Co., Ltd.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30                                  Business combination (Continued)

(b)         Jinan Pengai Medical Aesthetic Clinic Co., Ltd. (Continued)

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

(c)          Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd.

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
79,442

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30                                  Business combination (Continued)

(c)          Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (Continued)

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30                                  Business combination (Continued)

(d)         Shanghai Jiahong Medical Aesthetic Clinic Co., Ltd. (formerly known as Shanghai Mingyue Medical Aesthetic Clinic Co., Ltd.)

On 25 March 2020, the Group acquired 80% of the share capital of Shanghai Jiahong Medical Aesthetic Clinic Company Limited (“Shanghai Jiahong”), an aesthetic medical treatment provider operating in the PRC for RMB7,200,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Shanghai. The goodwill of RMB6,446,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The following table summarises the consideration paid for Shanghai Jiahong.

RMB’000

Purchase consideration
Cash paid	4,940
Consideration payable	2,260
Total purchase consideration	7,200

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Cash and cash equivalents	1,121
Intangible assets	2,120
Trade receivables and other receivables	602
Inventories	123
Properties, plant and equipment	4,014
Trade payables and other payables	(2,392)
Lease liabilities	(4,116)
Deferred income tax liabilities	(530)
Non-controlling interest	(188)

Net identifiable assets acquired	754
Add: goodwill (Note 14)	6,446
Net assets acquired	7,200

The non-controlling interest recognised at the acquisition date was measured at proportionate share of the acquired net identifiable assets.

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash consideration	(1,500)
Cash and cash equivalents	1,121
Net outflow of cash and cash equivalents included in cash flows from investing activities	(379)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(d)         Shanghai Jiahong Medical Aesthetic Clinic Co., Ltd. (formerly known as Shanghai Mingyue Medical Aesthetic Clinic Co., Ltd.) (Continued)

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2020.

For the year ended 31 December 2020, the revenue included in consolidated statement of comprehensive income since 26 March 2020 contributed by Shanghai Jiahong was approximately RMB14,587,000. Shanghai Jiahong also contributed profit of approximately RMB677,000 over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2020:

2020
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	901,593
Loss after tax	(247,616)

(e)          Xian New Pengai Yueji Medical Aesthetic Clinic Co., Ltd.

On 24 April 2020, the Group acquired 70% of the share capital of Xian New Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (“Xian Pengai”), an aesthetic medical treatment provider operating in the PRC for RMB13,208,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Xian. The goodwill of RMB9,961,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The following table summarises the consideration paid for Xian Pengai.

RMB’000
Purchase consideration
Cash paid	10,500
Contingent consideration	2,252
Settlement of pre-existing balance with Xian Pengai	456
Total purchase consideration	13,208

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(e)          Xian New Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (Continued)

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000
Cash and cash equivalents	245
Intangible assets	4,240
Trade receivables and other receivables	401
Inventories	148
Properties, plant and equipment	3,881
Trade payables and other payables	(180)
Lease liabilities	(3,585)
Current income tax liabilities	(99)
Deferred income tax liabilities	(412)
Non-controlling interest	(1,392)
Net identifiable assets acquired	3,247
Add: goodwill (Note 14)	9,961
Net assets acquired	13,208

The non-controlling interest recognised at the acquisition date was measured at proportionate share of the acquired net identifiable assets.

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000
Cash consideration	(5,820)
Cash and cash equivalents	245
Net outflow of cash and cash equivalents included in cash flows from investing activities	(5,575)

Contingent consideration is calculated based on a pre-determined formula with reference to the profit level of Xian Pengai in the year ended 31 December 2020 and the year ending 31 December 2021.

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2020.

For the year ended 31 December 2020, the revenue included in consolidated statement of comprehensive income since 25 April 2020 contributed by Xian Pengai was approximately RMB1,690,000. Xian Pengai also contributed loss of approximately RMB1,972,000 over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2020:

2020
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	903,306
Loss after tax	(246,715)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(f)           Jiangsu Liangyan Hospital Management Co., Ltd.

On 3 September 2020, the Group acquired 80% of the share capital of Jiangsu Liangyan Hospital Management Co. Ltd. (“Jiangsu Liangyan”), an aesthetic medical treatment provider operating in the PRC for RMB39,147,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Jiangsu and Yunnan. The goodwill of RMB29,186,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The following table summarises the consideration paid for Jiangsu Liangyan.

RMB’000
Purchase consideration
Cash paid	25,000
Contingent consideration	8,181
Settlement of pre-existing balance with Jiangsu Liangyan	5,966
Total purchase consideration	39,147

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000
Cash and cash equivalents	1,198
Intangible assets	14,000
Trade receivables and other receivables	1,700
Inventories	452
Properties, plant and equipment	17,823
Trade payables and other payables	(2,717)
Borrowings	(810)
Lease liabilities	(13,928)
Deferred income tax liabilities	(3,337)
Non-controlling interest	(4,420)
Net identifiable assets acquired	9,961
Add: goodwill (Note 14)	29,186
Net assets acquired	39,147

The non-controlling interest recognised at the acquisition date was measured at proportionate share of the acquired net identifiable assets.

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000
Cash consideration	(25,000)
Cash and cash equivalents	1,198
Net outflow of cash and cash equivalents included in cash flows from investing activities	(23,802)

Contingent consideration is calculated based on a pre-determined formula with reference to the profit level of Jiangsu Liangyan in the year ending 31 December 2022.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(f)           Jiangsu Liangyan Hospital Management Co., Ltd. (Continued)

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2020.

For the year ended 31 December 2020, the revenue included in consolidated statement of comprehensive income since 4 September 2020 contributed by Jiangsu Liangyan was approximately RMB7,910,000. Jiangsu Liangyan also contributed loss of approximately RMB1,184,000 over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2020:

2020
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	924,948
Loss after tax	(249,660)

(g)          Guangdong Hanfei Hospital Investment Co., Ltd.

On 4 August 2020, the Group acquired 51% of the share capital of Guangdong Hanfei Hospital Investment Co., Ltd. (“Guangdong Hanfei”), an aesthetic medical treatment provider operating in the PRC for RMB125,426,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Guangdong. The goodwill of RMB102,971,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The following table summarises the consideration paid for Guangdong Hanfei.

RMB’000
Purchase consideration
Cash paid	61,000
Cash consideration payable	41,000
Contingent consideration	41,021
Derivative financial assets	(22,611)
Settlement of pre-existing balance with Guangdong Hanfei	5,016
Total purchase consideration	125,426

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(g)          Guangdong Hanfei Hospital Investment Co., Ltd. (Continued)

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000
Cash and cash equivalents	1,805
Intangible assets	61,057
Trade receivables and other receivables	13,020
Inventories	7,061
Properties, plant and equipment	173,577
Deferred income tax assets	2,894
Trade payables and other payables	(34,700)
Borrowings	(5,545)
Lease liabilities	(135,814)
Contract liabilities	(23,732)
Current income tax liabilities	(10,499)
Non-controlling interest	(26,669)
Net identifiable assets acquired	22,455
Add: goodwill (Note 14)	102,971
Net assets acquired	125,426

The non-controlling interest recognised at the acquisition date was measured at proportionate share of the acquired net identifiable assets.

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000
Cash consideration	(42,000)
Cash and cash equivalents	1,805
Net outflow of cash and cash equivalents included in cash flows from investing activities	(40,195)

For the cash consideration paid, RMB19,000,000 was paid in 2019 while RMB42,000,000 was paid in 2020 (Note 31(e)). Derivative financial assets represent an option for the Company to obtain additional equity interest of Guangdong Hanfei at nil consideration if Guangdong Hanfei does not meet target profit level in the year ended 31 December 2020 based on a pre-determined formula as stipulated in the share purchase agreement. Contingent consideration is calculated based on a pre-determined formula with reference to the profit level of Guangdong Hanfei in the year ending 31 December 2021.

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2020.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30           Business combination (Continued)

(g)          Guangdong Hanfei Hospital Investment Co., Ltd. (Continued)

For the year ended 31 December 2020, the revenue included in consolidated statement of comprehensive income since 4 August 2020 contributed by Guangdong Hanfei was approximately RMB181,371,000. Guangdong Hanfei also contributed profit of approximately RMB3,996,000 over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2020:

2020
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	1,069,869
Loss after tax	(245,715)

On 25 December 2020, the Group entered into an agreement to dispose of the 51% equity interest of Guangdong Hanfei with the original shareholder. The disposal was due to the slower than expected recovery from COVID-19 and the overall less than satisfactory performance of the Guangdong Hanfei during the post-acquisition period (Note 31(e)).

31           Disposals of subsidiaries

(a)         Beijing Aomei Yixin Investment Consultation Company (“Beijing Aomei”)

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

(a)         Beijing Aomei Yixin Investment Consultation Company (“Beijing Aomei”) (Continued)

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Beijing Aomei is as follows:

2018
RMB’000
Cash received during 2018	3,200
Cash and cash equivalents disposed of	(2,273)
Net cash inflow in respect of disposal of Beijing Aomei	927

As at 31 December 2018 and 2019, the consideration receivable balance in relation to the disposal of Beijing Aomei is RMB1,680,000, which was fully settled during the year ended 31 December 2020.

(b)         Yantai Pengai Aesthetic Medical Hospital Co., Ltd. (“Yantai Pengai”)

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

2018
RMB’000
Cash received	3,160
Cash and cash equivalents disposed of	(241)
Net cash inflow in respect of disposal of Yantai Pengai	2,919

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31                                  Disposals of subsidiaries (Continued)

(b)         Yantai Pengai Aesthetic Medical Hospital Co., Ltd. (“Yantai Pengai”)

As at 31 December 2019, the consideration receivable balance in relation to the disposal of Yantai Pengai is approximately RMB728,000, which was fully settled during the year ended 31 December 2020.

(c)          Baotou Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (“Baotou Pengai”)

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31                                  Disposals of subsidiaries (Continued)

(d)         Yinchuanshi Pengai Yueji Aesthetic Medical Clinic Co. Ltd. (“Yinchuanshi Pengai”)

In May 2020, the Group disposed of its entire equity interest in Yinchuanshi Pengai to a third party. Details of the net assets of Yinchuanshi Pengai disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	3,910
Intangible assets	17
Deferred tax assets	175
Inventories	66
Trade and other receivables	97
Cash and cash equivalents	1
Income tax receivables	75
Trade payables and other payables	(263)
Contract liabilities	(12)
Lease liabilities	(1,896)
Non-controlling interests	(618)
Net assets of subsidiary	1,552
Loss on disposal of subsidiary	(729)
Cash consideration	823

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Yinchuanshi Pengai is as follows:

2020
RMB’000
Cash received	823
Cash and cash equivalents disposed of	(1)
Net cash inflow in respect of disposal of Yinchuanshi Pengai	822

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31                                  Disposals of subsidiaries (Continued)

(e)          Guangdong Hanfei Hospital Investment Co., Ltd.

On 25 December 2020, the Group disposed of its entire equity interest in Guangdong Hanfei to the original shareholder (Note 30(g)). Details of the net assets of Guangdong Hanfei disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	165,711
Intangible assets	58,541
Goodwill	102,971
Deferred tax assets	575
Inventories	9,472
Trade and other receivables	57,249
Cash and cash equivalents	828
Income tax payables	(11,464)
Trade payables and other payables	(90,143)
Borrowings	(4,705)
Contract liabilities	(7,477)
Lease liabilities	(132,385)
Non-controlling interests	(27,961)
Net assets of subsidiary	121,212
Loss on disposal of subsidiary	(55,387)
Consideration	65,825

Satisfied by:
Cash consideration (Note (i))	61,000
Settlement of pre-existing balances (Note (ii))	4,825
65,825

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Guangdong Hanfei is as follows:

2020
RMB’000
Cash received (Note (i))	20,000
Cash and cash equivalents disposed of	(828)
Net cash inflow in respect of disposal of Guangdong Hanfei	19,172

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31                                  Disposals of subsidiaries (Continued)

(e)          Guangdong Hanfei Hospital Investment Co., Ltd. (Continued)

Note:

(i)             The cash consideration in relation to the disposal of Guangdong Hanfei amounted to RMB61,000,000 of which RMB20,000,000 was received in December 2020 and the remaining balance of RMB41,000,000 was fully settled subsequent to 31 December 2020.

(ii)          Immediately before the disposal, the contingent consideration payable originated from the acquisition of Guangdong Hanfei (Note 30(g)) was remeasured at nil, resulting in a gain in fair value of RMB41,021,000, and the derivative financial assets were remeasured at RMB36,175,000, resulting in a gain in fair value of RMB13,564,000. The settlement of pre-existing balances comprised of the setoff of cash consideration payable of RMB41,000,000 and derivative financial assets of RMB36,175,000. The disposal of assets and liabilities of Guangdong Hanfei resulted in loss of disposal of subsidiary of RMB55,387,000. The aggregate impact of these remeasurement gains and disposal loss resulted in net loss of RMB802,000, which is included and presented as “Other gains, net” on the consolidated statements of comprehensive income for the year ended 31 December 2020.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests

During the year ended 31 December 2018, 2019 and 2020, the Group completed the following transactions with non-interesting interests and the impact are as below:

	(Debit)/credit to other reserve	Debit to non- controlling interests	Total net (debit)/credit to Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2018
Acquisition of additional interests in a subsidiary:
- Huizhou Pengai (Note a)	410	(590)	(180)
- Chongqing Pengai Aesthetic Medical Clinic Co., Ltd. (“Chongqing Pengai”) (Note b)	(3,820)	(2,430)	(6,250)

Disposal of interests in a subsidiary without loss of control:
- Shenzhen Pengai Xiuqi Medical Aesthetic Clinic Co. Ltd. (“Pengai Xiuqi”) (Note c)	—	1,320	1,320
- Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd. (“Guangzhou Pengai”) (Note d)	681	1,199	1,880
- Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (“Hangzhou Pengai”) (Note e)	(350)	2,809	2,459
	(3,079)	2,308	(771)

For the year ended 31 December 2019
Acquisition of additional interests in a subsidiary:
- Guangzhou Pengai (Note f)	(1,946)	(1,062)	(3,008)
- Hangzhou Pengai (Note g)	(2,389)	(2,517)	(4,906)
- Chongqing Pengai (Note h)	(867)	(383)	(1,250)
- Changsha Pengai (Note i)	(539)	(511)	(1,050)

Disposal of interests in a subsidiary without loss of control:
- Guangzhou Pengai (Note j)	642	298	940
- Nanchang Pengai Aesthetic Medical Clinic Co., Ltd. (“ Nanchang Pengai”) (Note k)	(161)	1,111	950
- Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (“Yantai Pengai Jiayan”) (Note l)	12	488	500
	(5,248)	(2,576)	(7,824)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

	(Debit)/credit to other reserve	Debit to non- controlling interests	Total net (debit)/credit to Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2020
Acquisition of additional interests in a subsidiary:
- Shanghai Pengai (Note m)	92	(217)	(125)

Disposal of interests in a subsidiary without loss of control:
- Shanghai Jiahong (Note n)	(65)	65	—
- Guangzhou Pengai (Note o)	2,613	147	2,760
	2,640	(5)	2,635

(a)                              Acquisition of additional interest in Huizhou Pengai

2018
RMB’000
Carrying amount of non-controlling interests acquired	590
Consideration paid to non-controlling interests	(180)
Gain on acquisition within equity	410

On 24 July 2018, the Group purchased additional 3% equity interest of Huizhou Pengai at consideration of RMB180,000 which resulted in an increase in the Group’s equity interest in Huizhou Pengai from 62.5% to 65.5%.

(b)                                  Acquisition of additional interest in Chongqing Pengai

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

(c)                                   Disposal of interest in Pengai Xiuqi without loss of control

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

(d)                                  Disposal of interest in Guangzhou Pengai without loss of control

2018
RMB’000
Carrying amount of non-controlling interests disposed of	(1,199)
Less: consideration received from non-controlling interest	1,880
Gain on disposal within equity	681

On 1 February 2018, the Group disposed 10% equity interest in Guangzhou Pengai at a total consideration of RMB1,880,000 which resulted in a decrease in the Group’s equity interest in Guangzhou Pengai from 95% to 85%.

(e)                                   Disposal of interest in Hangzhou Pengai without loss of control

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

(f)                                    Acquisition of interest in Guangzhou Pengai

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

(g)                                  Acquisition of interest in Hangzhou Pengai

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

(h)                                  Acquisition of interest in Chongqing Pengai

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

(i)                                     Acquisition of interest in Changsha Pengai

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

(j)                                     Disposal of interest in Guangzhou Pengai without loss of control

2019
RMB’000
Carrying amount of non-controlling interests disposed of	(642)
Less: consideration received from non-controlling interest	940
Gain on disposal within equity	298

On 24 June 2019, the Group disposed 5% equity interest in Guangzhou Pengai at a total consideration of RMB940,000 which resulted in a decrease in the Group’s equity interest in Guangzhou Pengai from 96% to 91%.

(k)                                  Disposal of interest in Nanchang Pengai without loss of control

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

(l)                                     Disposal of interest in Yantai Pengai Jiayan without loss of control

2019
RMB’000
Carrying amount of non-controlling interests disposed of	(12)
Less: consideration received from non-controlling interest	500
Gain on disposal within equity	488

On 16 May 2019, the Group disposed 5% equity interest in Yantai Pengai Jiayan at a total consideration of RMB500,000 which resulted in a decrease in the Group’s equity interest in Yantai Pengai Jiayan from 94% to 89%.

(m)                              Acquisition of interest in Shanghai Pengai

2020
RMB’000
Carrying amount of non-controlling interests acquired	(92)
Consideration paid to non-controlling interests	(125)
Excess of consideration paid to non-controlling interest recognised within equity	(217)

On 25 March 2020, the Group purchased additional 5% equity interest of Shanghai Pengai at consideration of RMB125,000 which resulted in an increase in the Group’s equity interest in Shanghai Pengai from 80% to 85%.

(n)                                  Disposal of interest in Shanghai Jiahong without loss of control

2020
RMB’000
Carrying amount of non-controlling interests disposed of	(65)
Less: consideration received from non-controlling interest	—
Gain on disposal within equity	(65)

On 9 December 2020, the Group disposed 12% equity interest in Shanghai Jiahong at a total consideration of RMB864,000 which resulted in a decrease in the Group’s equity interest in Shanghai Jiahong from 80% to 68%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32                                  Transactions with non-controlling interests (Continued)

(o)                                  Disposal of interest in Guangzhou Pengai without loss of control

2020
RMB’000
Carrying amount of non-controlling interests disposed of	(147)
Less: consideration received from non-controlling interest	2,760
Gain on disposal within equity	2,613

On 7 December 2020, the Group disposed 20% equity interest in Guangzhou Pengai at a total consideration of RMB2,760,000 which resulted in a decrease in the Group’s equity interest in Guangzhou Pengai from 96% to 76%.

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

The option holder may elect at any time to exercise any part or all of the vested options before the expiry date.

Movements in the number of options for the year ended 31 December 2019 and 2020 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value
		RMB	RMB
Outstanding as of 1 January 2018 and 31 December 2018	—	—	—
Granted during the year	5,940,452	0.007	28.01
Outstanding as of 31 December 2019	5,940,452	0.007	28.01
Vested during the year (note)	(3,447,048)
Outstanding as of 31 December 2020	2,493,404	0.007	28.01

Note: The Group vested the options to certain option holders in advance.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33                                  Share based compensation (Continued)

The fair value of share options were valued using Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Year ended 31 December 2019
Risk free interest rate	2.2%
Expected dividend yield	0
Expected volatility	57.87%
Exercise multiples	2.2
Contractual life	10

Share options outstanding as of 31 December 2020 have the following expiry date and exercise prices:

Grant date	Expiry date	Exercise price		Share options as of 31 December 2020
1 June 2019	31 May 2029	US$	0.001	2,493,404

Weighted average remaining contractual life of options outstanding at end of period:				8.42

The share-based compensation expenses of approximately RMB78,967,000 (2019:RMB47,788,000) has been charged to the consolidated statements of comprehensive income in the current year.

34                                  Summarised financial information of subsidiaries with material non-controlling interests

Set out below are the summarised financial information for each subsidiary that has non-controlling interests that are material to the Group.

As at 31 December 2018, 2019 and 2020, the non-controlling interests attributable to these entities accounted for  70%, 88% and 84% of the total non-controlling interests for the respective year end.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	17,166	17,897	17,386	12,092	17,168	13,641	10,699	6,891	6,553
- Liabilities	(2,988)	(4,432)	(3,655)	(2,936)	(14,387)	(15,626)	(33,867)	(31,609)	(37,493)

Total current net assets/(liabilities)	14,178	13,465	13,731	9,156	2,781	(1,985)	(23,168)	(24,718)	(30,940)

Non-current
- Assets	2,124	2,429	2,046	3,108	3,656	36,302	30,928	51,114	45,487
- Liabilities	—	—	—	—	—	(31,607)	—	(18,743)	(14,917)

Total non-current net assets	2,124	2,429	2,046	3,108	3,656	4,695	30,928	32,371	30,570

Net assets/(liabilities)	16,302	15,894	15,777	12,264	6,437	2,710	7,760	7,653	(370)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	5,656	4,183	5,926	7,081	5,060	9,140	9,180	2,226	3,033
- Liabilities	(2,419)	(6,267)	(14,033)	(12,776)	(9,250)	(11,464)	(3,893)	(12,738)	(14,405)

Total current net assets/(liabilities)	3,237	(2,084)	(8,107)	(5,695)	(4,190)	(2,324)	5,287	(10,512)	(11,372)

Non-current
- Assets	5,515	11,803	10,303	17,578	27,838	22,437	4,563	25,174	22,783
- Liabilities	—	(5,689)	(4,929)	—	(2,262)	—	—	(6,458)	(6,144)

Total non-current net assets	5,515	6,114	5,374	17,578	25,576	22,437	4,563	18,716	16,639

Net assets/(liabilities)	8,752	4,030	(2,733)	11,883	21,386	20,113	9,850	8,204	5,267

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	n/a	17,627	16,593	n/a	2,125	2,352	6,243	4,426	3,985
- Liabilities	n/a	(20,648)	(19,481)	n/a	(21,540)	(22,614)	(794)	(1,305)	(1,133)

Total current net assets/(liabilities)	n/a	(3,021)	(2,888)	n/a	(19,415)	(20,262)	5,449	3,121	2,852

Non-current
- Assets	n/a	9,153	4,335	n/a	33,742	29,033	1,014	893	780
- Liabilities	n/a	—	—	n/a	(16,256)	(14,019)	—	—	—

Total non-current net assets	n/a	9,153	4,335	n/a	17,486	15,014	1,014	893	780

Net assets/(liabilities)	n/a	6,132	1,447	n/a	(1,929)	(5,248)	6,463	4,014	3,632

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Yantai Pengai Jiayan			Ninghai Pengai
	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	5,443	13,614	14,806	n/a	1,696	1,055
- Liabilities	(14,501)	(23,564)	(24,410)	n/a	(1,060)	(1,397)

Total current net (liabilities)/assets	(9,058)	(9,950)	(9,604)	n/a	636	(342)

Non-current
- Assets	18,473	38,441	35,387	n/a	3,856	3,342
- Liabilities	—	(18,299)	(17,748)	n/a	(424)	(88)

Total non-current net assets	18,473	20,142	17,639	n/a	3,432	3,254

Net assets	9,415	10,192	8,035	n/a	4,068	2,912

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	33,996	35,184	26,852	38,685	33,834	29,839	37,167	53,701	27,487
Profit/(loss) before income tax	7,299	5,170	2,743	4,073	689	(3,884)	(1,424)	(317)	(8,181)
Income tax (expense)/credit	(1,796)	(1,293)	(685)	(994)	(172)	157	226	79	158
Profit/(loss) and total comprehensive income/(loss) for the year	5,503	3,878	2,058	3,079	517	(3,727)	(1,198)	(238)	(8,023)

Total comprehensive income/(loss) allocated to non-controlling interests	2,174	1,338	710	527	77	(746)	(257)	—	—

Dividend paid to non-controlling interests	—	1,478	750	—	1,463	—	—	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	32,866	23,766	8,221	34,599	33,057	28,530	24,165	25,458	20,184
Profit/(loss) before income tax	27	(4,722)	(6,764)	(774)	8,678	(1,135)	4,806	2,001	(1,696)
Income tax (expense)/credit	(56)	—	—	206	803	(139)	(1,209)	(500)	192
Profit/(loss) and total comprehensive income/(loss) for the year	(29)	(4,722)	(6,764)	(568)	9,481	(1,274)	3,597	1,501	(1,504)

Total comprehensive income/(loss) allocated to non-controlling interests	(9)	(1,515)	(2,029)	(32)	1,043	(140)	468	195	(196)

Dividend paid to non-controlling interests	—	—	—	—	—	—	—	407	186

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	n/a	20,809	13,754	n/a	34,104	33,157	6,332	2,198	—
Profit/(loss) before income tax	n/a	4,897	(4,656)	n/a	2,240	(3,710)	(650)	(2,449)	(382)
Income tax (expense)/credit	n/a	(1,224)	(29)	n/a	(560)	391	164	—	—
Profit/(loss) and total comprehensive income/(loss) for the year	n/a	3,673	(4,685)	n/a	1,680	(3,319)	(487)	(2,449)	(382)

Total comprehensive income/(loss) allocated to non-controlling interests	n/a	1,469	(1,874)	n/a	672	(1,328)	(146)	(898)	(187)
Dividend paid to non-controlling interests	n/a	—	—	n/a	—	—	—	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Yantai Pengai Jiayan			Ninghai Pengai
	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	—	32,668	25,958	n/a	5,211	4,841
Profit/(loss) before income tax	(779)	1,036	(2,465)	n/a	1,182	(1,317)
Income tax (expense)/credit	195	(259)	307	n/a	(113)	162
Profit/(loss) and total comprehensive income/(loss) for the year	(584)	777	(2,158)	n/a	1,069	(1,155)

Total comprehensive income/(loss) allocated to non-controlling interests	(175)	85	(237)	n/a	524	(566)

Dividend paid to non-controlling interests	—	—	—	n/a	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	8,557	5,488	3,192	1,083	11,170	(2,240)	1,695	3,280	(183)
Income tax paid	(2,801)	(715)	(1,070)	(1,764)	(436)	(444)	(48)	(349)	—

Net cash generated from operating activities	5,756	4,773	2,122	(681)	10,734	(2,684)	1,647	2,931	(183)
Net cash used in investing activities	(5,986)	(708)	(78)	(2,124)	(833)	(5,407)	(909)	(4,487)	4,442
Net cash generated from financing activities	—	(4,285)	(2,175)	—	—	(2,082)	—	—	(4,606)

Net increase in cash and cash equivalents	(230)	(220)	(131)	(2,805)	9,901	(10,173)	738	(1,556)	(347)
Cash and cash equivalents at beginning of the year	877	647	427	3,538	733	10,634	1,195	1,933	377

Cash and cash equivalents at end of the year	647	427	296	733	10,634	461	1,933	377	30

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	3,363	(1,279)	(3,782)	19,570	4,417	7,208	5,662	14,810	2,462
Income tax paid	(1,380)	(347)	—	(191)	—	—	(976)	(492)	(14)

Net cash generated from/(used in) operating activities	1,983	(1,626)	(3,782)	19,379	4,417	7,208	4,686	14,318	2,448
Net cash used in investing activities	(2,007)	(245)	4,358	(18,853)	(4,756)	(4,305)	(5,962)	(14,437)	(1,673)
Net cash (used in)/generated from financing activities	—	—	(1,044)	—	—	(3,081)	—	(423)	(629)

Net increase/ (decrease) in cash and cash equivalents	(24)	(1,871)	(468)	526	(339)	(178)	(1,276)	(542)	146
Cash and cash equivalents at beginning of the year	2,391	2,367	496	—	526	187	1,894	618	76

Cash and cash equivalents at end of the year	2,367	496	28	526	187	9	618	76	222

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	n/a	3,815	1,340	n/a	3,545	4,187	567	(221)	(351)
Income tax paid	n/a	(1)	(45)	n/a	—	—	(456)	134	—

Net cash generated from/(used in) operating activities	n/a	(3,814)	1,295	n/a	3,545	4,187	111	(87)	(351)
Net cash used in investing activities	n/a	(3,776)	5,322	n/a	(4,266)	(1,096)	(7)	(1)	330
Net cash (used in)/generated from financing activities	n/a	600	(7,423)	n/a	—	(3,194)	—	—	—

Net increase/ (decrease) in cash and cash equivalents	n/a	638	(806)	n/a	(721)	(103)	105	(88)	(21)
Cash and cash equivalents at beginning of the year	n/a	187	825	n/a	867	147	5	110	22

Cash and cash equivalents at end of the year	n/a	825	19	n/a	147	44	110	22	1

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34                                  Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Yantai Pengai Jiayan			Ninghai Pengai
	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	7,072	4,278	2,544	n/a	1,352	(327)
Income tax paid	—	(35)	—	n/a	—	(74)

Net cash generated from/(used in) operating activities	7,072	4,243	2,544	n/a	1,352	(401)
Net cash used in investing activities	(16,690)	(3,161)	(1,848)	n/a	(3,479)	(46)
Net cash (used in)/generated from financing activities	10,000	—	(1,646)	n/a	3,000	(343)

Net increase/ (decrease) in cash and cash equivalents	382	1,082	(950)	n/a	873	(790)
Cash and cash equivalents at beginning of the year	—	382	1,464	n/a	—	873

Cash and cash equivalents at end of the year	382	1,464	514	n/a	873	83

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35           Commitments

(a)          Capital commitments

	2019	2020
	RMB’000	RMB’000
Contracted but not provided for
- Property, plant and equipment	19	8
- Investments	10,060	—
	10,079	8

(b)          Operating lease commitments

The Group leases premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

From 1 January 2019, the Group has recognised right-of-use assets for these leases, except for short-term as stated in note 2.25 and note 11.

The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2019	2020
	RMB’000	RMB’000
Not later than 1 year	80	20

(c)          Contingencies

Certain subsidiaries of the Company have been named as defendants in several litigations in the PRC. The maximum amount of the damages claimed by the plaintiffs amounted to an aggregate of approximately RMB9,786,000 (2019: RMB5,522,000). Restricted cash of RMB8,712,000 (2019: nil) was reserved in escrow account in relation to certain litigations. The Group believes these claims are without merits and will defend vigorously. The Group considers that the likelihood of an unfavorable outcome is not probable and no accrual has been recorded by the Group as of 31 December 2020 and 2019 in respect of these claims.

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

(a)                                Transactions with related parties

	2019	2020
	RMB’000	RMB’000
Depreciation and interest expense
- A related company	2,269	2,182
- Non-controlling interests	1,220	—

Acquisition of additional interest in subsidiaries
- A director	9,274	—

Service fee expenses
-A related company	2,500	—

Interest expense from convertible note
- A shareholder	4,145	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36           Related party transactions (Continued)

(b)          Balances with related parties

	2019	2020
	RMB’000	RMB’000
Current (Note i)
Amounts due from related parties
Amounts due from related companies	628	94
Amounts due from non-controlling interests	2,473	3,839
	3,101	3,933

Amounts due to related parties
Amounts due to related companies	622	620
Amounts due to non-controlling interests	4	604
	626	1,224

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

	2019	2020
	RMB’000	RMB’000
Basic salaries and bonus	19,237	13,428
Share based compensation	33,003	54,662
Pension costs - defined contribution plans	257	214
	52,497	68,304

(d)                                Personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	2019	2020
	RMB’000	RMB’000
Bank borrowings of the Group secured by personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting and corporate guarantee from a related company	61,125	172,131

Bank borrowings of the Group secured by personal properties from Dr. Zhou Pengwu and Ms. Ding Wenting	—	25,725

37           Particulars of the subsidiaries

The following is a list of the principal subsidiaries at 31 December 2019 and 2020:

	Place of incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2019	2020
Directly hold:
Dragon Jade Holdings Limited (龍翠控股有限公司)	British Virgin Islands (The “BVI”)	Registered capital of 1 share without par value	Investment holding and provision of management services	100%	100%
Stargaze Wealth Limited (遙望星空有限公司)	BVI	Registered capital of 50,000 shares without par value	Investment holding and provision of management services	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37           Particulars of the subsidiaries (Continued)

	Place of incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2019	2020
Indirectly hold:
Peng Oi Investment (Hong Kong) Holdings Limited (鵬愛投資(香港)集團有限公司)	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%

Peng Yida Business Consulting (Shenzhen) Co.,Ltd (鵬意達商務諮詢(深圳)有限公司)	The PRC	Registered capital of Hong Kong dollar 98,000,000	Investment holding and provision of management services	100%	100%

Shenzhen Pengai Hospital Investment Management Co., Ltd. (深圳鵬愛醫院投資管理有限公司)	The PRC	Registered capital of RMB10,000,000	Investment holding and provision of management services	100%	100%

China Aesthetic Healthcare Holdings (Singapore) Pte. Ltd. (中國醫美控股(新加坡)有限公司)	Singapore	Singapore dollars 10	Investment holding and provision of management services	100%	100%

Shenzhen Pengcheng General Hospital Co., Ltd. (深圳鵬程醫院有限公司)	The PRC	Registered capital of RMB36,000,000	Provision of aesthetic medical services and general healthcare services	100%	100%

Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd. (深圳鵬愛醫療美容醫院有限公司)	The PRC	Registered capital of RMB30,000,000	Provision of aesthetic medical services	100%	100%
Shenzhen Pengai Beauty Promise Cosmetic Co., Ltd. (深圳市鵬愛美麗約定美容有限公司)	The PRC	Registered capital of RMB100,000	Sales of cosmetic products	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37           Particulars of the subsidiaries (Continued)

	Place of incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2019	2020
Indirectly hold (Continued):
Nanchang Pengai Aesthetic Medical Clinic Co., Ltd. (南昌鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	51%	51%

Haikou Pengai Aesthetic Medical Clinic Co., Ltd. (海口鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	87%	87%

Huizhou Pengai Aesthetic Medical Hospital Co., Ltd. (惠州鵬愛醫療美容醫院有限公司)	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	65.5%	65.5%

Jinan Pengai Aesthetic Medical Hospital Co., Ltd. (濟南鵬愛美容整形醫院有限公司)	The PRC	Registered capital of RMB5,210,000	Provision of aesthetic medical services	95%	95%

Shanghai Nishizhen Medical Technology Co., Ltd. (上海逆時針醫療科技有限公司)	The PRC	Registered capital of RMB500,000	Provision of medical aesthetic technical consulting and management services	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37           Particulars of the subsidiaries (Continued)

Name	Place of incorporation/ establishment	Registered capital/ issued share capital	Principal activities	Interest held
Indirectly hold (Continued):

Shenzhen Pengai Culture Broadcast Co., Ltd.(深圳市鵬愛文化傳播有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of cultural, artistic activities, corporate image, exhibition planning and advertising service	100%	100%

Changsha Pengai Aesthetic Medical Clinic Co., Ltd.(長沙鵬愛醫療美容有限公司)	The PRC	Registered capital of RMB500,000	Provision of aesthetic medical services	89%	89%

Shanghai Pengai Aesthetic Medical Clinic Co., Ltd.(上海鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	80%	85%

Newa Medical Aesthetics Limited	Hong Kong	1,000,000 ordinary shares	Provision of aesthetic medical services	100%	100%

Chongqing Pengai Aesthetic Medical Clinic Co., Ltd.(重慶鵬愛醫療美容門醫院有限公司)	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37           Particulars of the subsidiaries (Continued)

Name	Place of incorporation/ establishment	Registered capital/ issued share capital	Principal activities	Interest held
Indirectly hold (Continued):

Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd.(廣州鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB9,660,000	Provision of aesthetic medical services	85%	76%

Shenzhen Pengai Xiuqi Medical Aesthetic Clinic Co. Ltd.(深圳鵬愛秀琪醫療美容醫院有限公司)	The PRC	Registered capital of RMB12,000,000	Provision of aesthetic medical services	89%	89%

Baotou Pengai Yueji Medical Aesthetic Clinic Co. Ltd. (“Baotou Yueji”)(包頭鵬愛悅己醫療美容門診有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	51%	—

Yinchuanshi Pengai Yueji Aesthetic Medical Clinic Co. Ltd.(銀川市鵬愛悅己醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	51%	—

Chengdu Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (成都鵬愛悅己醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	70%	70%

Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (杭州鹏爱医疗美 容门诊部有限公司)	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	80%	100%

Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd. (西安新鹏爱悦己医疗美容 门诊部有限公司)	The PRC	Registered capital of RMB2,800,000	Provision of aesthetic medical services	—	70%

Shanghai Jiahong(formerly known as Shanghai Mingyue Yueji) Aesthetic Medical Clinic Co., Ltd. (上海嘉泓医疗美容门诊部 有限公司)	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	—	68%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37           Particulars of the subsidiaries (Continued)

Name	Place of incorporation/ establishment	Registered capital/ issued share capital	Principal activities	Interest held
Indirectly hold (Continued):

Jiangsu Liangyan Hospital Management Co., Ltd. (江苏靓颜医院管理有限公司)	The PRC	Registered capital of RMB10,000,000	Investment holding and provision of management services	—	80%

Yunnam Liangyan Aesthetic Medical Clinic Co., Ltd. (云南靓颜医疗美容有限责 任公司)	The PRC	Registered capital of RMB10,000,000	Investment holding and provision of management services	—	41.6%

Kunming Liangyan Aesthetic Medical Clinic Co., Ltd. (昆明靓颜医疗美容门诊部 有限责任公司)	The PRC	Registered capital of RMB8,000,000	Provision of aesthetic medical services	—	39.5%

Kunming Liangyan Hospital Management Co., Ltd. (昆明靓颜医院管理有限公司)	The PRC	Registered capital of RMB750,000	Provision of aesthetic medical services	—	80%

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

As of December 31, 2019 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38           Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

	2019	2020
	RMB’000	RMB’000
ASSETS
Non-current assets
Investments in subsidiaries and due from subsidiaries	538,898	452,109

Current assets
Other receivables, deposits and prepayments	504	4,504
Cash and cash equivalents	65,558	11,500

	66,062	16,004

Total assets	604,960	468,113

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital and treasury shares	428	(1,554)
Other reserves	590,170	427,290

Total equity	590,598	425,736

LIABILITIES
Non-current liabilities
Convertible note	—	34,190

	—	34,190

Current liabilities
Accruals, other payables and provisions	14,362	8,187

Total liabilities	14,362	42,377

Total equity and liabilities	604,960	468,113

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38           Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income of the parent company

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Profit/(loss) from subsidiaries	55,581	40,231	(140,096)
Selling expenses	(1,537)	(1,889)	(1,228)
General and administrative expenses	(9,252)	(72,908)	(103,982)
Finance income	14	—	—
Finance costs	(4,660)	(4,144)	—
Fair value loss of convertible redeemable preferred shares	(226,248)	136,656	—
Fair value loss of convertible note	(9,152)	(5,193)	(1,599)
Fair value loss of exchangeable note liabilities	(56,925)	45,274	—
Fair value loss of derivative financial instrument	(301)	301	—

(Loss)/profit before income tax	(252,480)	138,328	(246,905)
Income tax expense	—	—	—

(Loss)/profit for the year	(252,480)	138,328	(246,905)

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	1,088	672	(731)

Total other comprehensive income/(loss) for the year, net of tax	1,088	672	(731)

Total comprehensive (loss)/income for the year	(251,392)	139,000	(247,636)

Condensed statements of cash flows of the parent company

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(13,517)	(55,411)	(76,639)
Net cash generated from/(used in) investing activities	14	(7,940)	(8,372)
Net cash generated from financing activities	21,040	101,977	30,953

Net increase/(decrease) in cash and cash equivalents	7,537	38,626	(54,058)
Cash and cash equivalents at beginning of the year	19,395	26,932	65,558

Cash and cash equivalents at end of the year	26,932	65,558	11,500

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39           Subsequent event

In October 2020, the Group entered into an agreement to acquire 95% of equity interest of Beijing Aomei Yixin Investment Consultant Co., Ltd. (“Beijing Aomei Yixin”) with consideration of RMB11.5 million. The transaction has been completed in January 2021 and Beijing Aomei Yixin becomes a subsidiary of the Company since then.