Form 20-F
period 2021-12-31
Aesthetic Medical International Holdings Group Ltd
filed 2022-05-16
CIK 1757143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______________________________

For the transition period from___________________to___________________

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

As of December 31, 2021, there were 70,703,671 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Yes ☒ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

● “ADSs” are to our American depositary shares, each of which represents three of our ordinary shares;

● “ADV” are to Peak Asia Investment Holdings V Limited and/or its affiliates as the case may be;

● “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

● “Contractual Arrangements” are to a series of contractual arrangements entered into by us with Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd., the Relevant Subsidiaries and Ms. Ding Wenting in 2018, 2019, 2020 and 2021 with respect to the Target Equity Interests, as detailed in “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests”;

● “IDG” are to IDG Technology Venture Investment IV, L.P., IDG-ACCEL China Growth Fund III L.P., IDG-ACCEL China III Investors L.P. (or collectively, IDG Funds) and/or their respective affiliates as the case may be;

● “Relevant Subsidiaries” are to, collectively, Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Specialty outpatient clinic Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Specialty outpatient clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., Shenzhen Miaoyan Aesthetic Medical Clinic, Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd, Shanghai Jiahong Aesthetic Medical Clinic Co., Ltd.(collectively “Relevant Subsidiaries”) which were held by Dr. Zhou Pengwu as to 24%, 30%, 22%, 15.0%, 22%, 26%, 25%, 30%, 30%, 19% and 12% respectively, as of April 30 2021;

● “RMB” and “renminbi” are to the legal currency of China;

● “shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share;

● “Target Equity Interests” are to these equity interests held by Dr. Zhou Pengwu in the Relevant Subsidiaries, which constitute all of Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries as of April 30 2021 except for Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment ConsultantCo., Ltd., which are subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge;

● “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

● “We,” “us,” “our company,” “the Company” and “our” are to Aesthetic Medical International Holdings Group Limited, its subsidiaries and its consolidated affiliated entities.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, all translations of renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.3726 to US$1.00, which was the exchange rate on December 30,2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

● our business prospects, trends and conditions in the industry and markets in which we operate;

● the potential impact of an infectious disease caused by a novel coronavirus (“COVID-19”) to our business operations and the economy in China and elsewhere generally;

● our goals, business strategies and plans to achieve these strategies;

● our expected growth in, and market size of, our services in the markets we operate;

● expected changes in our revenue, costs and expenditures;

● our ability to offer new services in the markets and the industry we operate;

● our ability to continue to develop new technologies and/or update our existing technologies;

● growth of and trends of competition in our industry;

● general economic, political and business conditions in the markets in which we operate;

● changes to the regulatory environment and general outlook in the industry and markets in which we operate;

● the performance of the global financial markets, including changes in our ability to access the capital markets and changes in the levels of interest rates;

● our liquidity and financial condition;

● our relationship with, and other conditions affecting, our customers;

● our expectation regarding the use of the remainder of proceeds from our initial public offering;

● our dividend policy; and

● other factors beyond our control.

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

PART I.

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

3.A.Selected Financial Data

[Reserved]

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

Risks relating to our business and our industry

● any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC;

● our ability to obtain sufficient funding for our expansion plans;

● any decrease in supply or fluctuation in the cost of supplies;

● our ability to maintain proper inventory levels for our operations;

● the strength of our brand and reputation;

● increasing ongoing compliance costs in a heavily regulated industry;

● our compliance with PRC laws and regulations on medical advertisement;

● possible non-compliance incidents;

● customer complaints, claims and legal proceedings in the regular course of our operations from time to time;

● our ability to recruit and retain an adequate number of managers, doctors, nurses, image consultants and other support staff in our treatment centers;

● our ability to maintain the quality of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use; and

● unfavorable market perception of the overall aesthetic medical industry.

Risks relating to our corporate structure

● the Contractual Arrangements being compliant with PRC laws and regulations;

● the Contractual Arrangements being ineffective in providing control;

● potential conflicts of interest with Dr. Zhou Pengwu;

● the Contractual Arrangements being subject to scrutiny by the PRC tax authorities; and

● our PRC medical centers being deemed as “Sino-Foreign Equity Medical Institutions.”

Risks relating to doing business in the PRC

● increased labor costs and potential non-compliance caused by the enforcement of the PRC Labor Contract Law;

● changes in the PRC’s economic, political and social conditions, as well as governmental policies;

● uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China;

● changes in international trade policies and barriers to trade or the emergence of a trade war;

● potential liabilities under the FCPA, Chinese anti-unfair competition laws and relevant tax laws;

● restrictions on currency exchange;

● potential liability or penalties and limitation on our ability to inject and capital into these subsidiaries due to PRC regulations relating to investments in offshore companies by PRC residents; and

● the risks related to the enactment of the Holding Foreign Companies Accountable Act.

Risks relating to the ADSs

● our broad discretion to determine how to use the remaining net proceeds from our initial public offering;

● the ability by our chief executive officer and his spouse to control and exert significance influence over our company;

● provisions in our fourth amended and restated articles of association limiting your ability to influence corporate matters;

● our reliance on exemptions from certain corporate governance requirements due to our “controlled company” status; and

● an increased risk of securities class action litigation.

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

An outbreak of COVID-19 continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. In response to the outbreak of COVID-19, we postponed the resumption of operations of aesthetic treatment centers in China after the Chinese New Year holiday in 2020. During the temporary shutdown of our treatment centers, we could not carry out any business procedures. Since late February 2020, we have actively taken proper precautionary measures to contain the spread of the pandemic, and gradually re-opened our beauty treatment centers. By the end of March 2022, all of our aesthetic treatment centers had resumed their operations. We also adopted a thorough disease prevention scheme and implemented measures including, but not limited to, regularly sterilizing and ventilating our facilities, staggering employee lunch time, monitoring the body temperature of employees, and keeping track of the travel history and health condition of employees and their immediate family members. We also provided COVID-19 prevention training sessions to our employees and procured essential disease prevention supplies to ensure the safety of all employees, maintain the normal operation of our treatment centers, and protect the well being of our customers. We have applied these COVID-19 prevention measures consistently throughout 2021 and up till the date of this annual report.

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

The COVID-19 pandemic has had a material adverse impact on our business, financial condition and results of operations. Our results of operations and overall operating conditions improved as the COVID-19 pandemic was largely contained in China. Nonetheless, we expect the COVID-19 pandemic to continue to have an impact on our business, financial condition and results of operations given the uncertainties surrounding the COVID-19 pandemic. For example, regional outbreaks may occur from time to time, which may disrupt the operation of our treatment centers in adjacent cities. We musts stay on top of the disease prevention measures at all times, and in order to avoid crowdedness, we must stagger our customers’ waiting time and treatment time, and our performance is highly likely to be affected. We cannot assure you that the COVID-19 pandemic could be eliminated or fully contained in the near future, or that similar outbreaks would not occur at all. If COVID-19 and its resulting disruption to our business continue over an extended period of time, it could have a material adverse impact on our business, financial condition and results of operations in the long run. For discussion on liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.”

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

For the years ended December 31, 2019, 2020 and 2021, our cost of inventories and consumables amounted to RMB112.6 million, RMB163.9 million and and RMB175.0 million (US$27.5 million), respectively, representing 40.8%, 45.8% and 46.5% of our total cost of sales and services rendered for the same periods, respectively. Consistent with industry practice, we have not entered into any long-term supply agreements with our suppliers and we cannot assure you that our suppliers will continue to supply to us on commercially reasonable terms, or at all. If any of our suppliers fail to supply sufficient quantities or experience fluctuations in market prices of the same, for example, due to temporary operation suspension caused by the outbreak of COVID-19, we may have to obtain replacements for such supplies from alternate suppliers. We cannot assure you that we will be able to do so in a timely manner at commercially reasonable terms. Any such disruption in supply may adversely affect the operations of our treatment centers, which may in turn adversely affect our business, results of operations, financial condition and prospects. In addition, should the prices of supplies increase significantly, we cannot assure you that we would be able to pass on any increase in purchase costs to our customers. Any substantial fluctuation in market prices of the supplies required in our operations may significantly increase our costs, resulting in us reducing, suspending or ceasing provision of certain types of services, thereby reducing our sales and profit.

Although the price of most comsumables historically remained flat, we cannot guarantee that a shortage of supplywill not arise in the future, or our suppliers will not increase their prices. In the event that we are not able to source from any supplier on commercially reasonable terms, or at all, our business, financial condition and results of operation will be adversely affected.

We may not be able to maintain proper inventory levels for our operations.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. We may not be able to accurately forecast demand for supplies because of the difficulties of estimating the demand for our services. In 2019, 2020 and 2021, our average inventory turnover days were 32.2 days, 31.3 days and 30.6 days, respectively. The volatile economic environment and fast-evolving demands and preferences of our customers have made accurate projection of inventory levels increasingly challenging.

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

Our brand and reputation are critical to our success in China’s rapidly growing aesthetic medical industry. We believe that our success and continued growth depends on the public perception of our brand name and our ability to protect and promote our brand name. Many factors which are important to help maintain and enhance our brand, are beyond our control and may negatively impact our brand and reputation. Such factors include:

● our ability to effectively control the quality of the services performed by our doctors and other medical staff, and to monitor the performance of such personnel as we continue to expand;

● our ability to maintain a convenient, standardized and reliable customer experience as customer preferences evolve and as we expand our service offerings; and

● our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities.

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

We conduct our business in a heavily regulated industry. The rules and regulations relate mainly to the licensing of treatment centers, the quality and the licensing of medical facilities, equipment and services, the pricing, procurement and usage of pharmaceuticals, and the licensing, practice and number of medical professionals. For more details, please see the section headed “Item 4. Information on the Company—4.B. Business Overview” in this annual report. Accordingly, our treatment centers are subject to periodic licensing renewal requirements and inspections by various government agencies and departments at the provincial and municipal level. In addition, any changes in laws and regulations could require us to obtain additional licenses, permits, approvals or certificates, impose additional conditions or requirements for the renewal of the licenses of the treatment centers, or result in the invalidation of our currently owned licenses.To comply with national and regional policies and regulations of the aesthetic medical industry implemented by the PRC government in 2021, we upgraded our medical risk control system, which included 1) established a supervisory team to update the Board the progress of risk control progress of the treatment centers; 2) strengthened the allocation of medical staffs, medical workplaces and facilities for various treatment operations, as well as the supervision and management of the operation procedures; 3) improved the emergency response procedures of each treatment center, and would regularly carry out drills; and 4) set up self-examination team and reward and penalty mechanism at each treatment center to review the surgical and customer records, ensuring operational compliance.

In the past, some of our treatment centers were subject to administrative warnings and penalties due to certain non-compliance incidents. Although we took measures to improve the internal control on the procurement of medical facilities, as a result of the growth in our operations and the increasing number of treatment centers we manage, as well as the tightened PRC laws for consumer protection, we have experienced, and will continue to experience, non-compliance incidents. For instance, several of our treatment centers were subject to administrative penalties due to their failure to comply with certain regulations on medical advertisements, and several of our treatment centers were subject to administrative penalties due to the medical professionals’ malpractice, operation beyond the permitted scope of licenses or without licenses, use of unqualified medical facilities or pharmaceuticals, use of expired disinfectant, non-compliance with regulations on disposal of medical waste, failure to evaluate occupational hazards, non-compliance with statistic regulations, non-compliance with fire protection regulations, failure to timely file the required annual report of certain treatment centers to the relevant local branch of the State Administration of Market Regulation, failure to meet standards of hygiene, failure to fulfill inspection requirements of the licensing and medical facilities, and non-compliance with tax regulations, failure to meet the standard of drafting and preservation of medical case record, non-compliance with regulations on prevention and handling of medical disputes and non-compliance with regulations on publicity of service items and fees. In addition, certain of our treatment centers may be subject to administrative penalties due to failure to comply with fire code and environmental regulations. Failure to comply with fire protection design review and inspection requirements could lead to the temporary closure of certain treatment centers. Also, certain information concerning some foreign doctors (if any) might be published on the website of one of our treatment centers, which could have inadvertently created the impression that those foreign doctors were employed by us.

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

As a medical aesthetic service provider, we must comply with the PRC Advertisement Law, the PRC Administrative Measures on Medical Advertisement and other relevant advertising laws and regulations and constantly monitor our advertising content. According to the Administrative Measures on Medical Advertisement and the Notice on Further Strengthening the Administrative Measures on Medical Advertisement, or the Administrative Measures on Medical Advertisement, we must obtain a medical advertisement approval certificate before publishing any medical advertisement. The content in the published advertisement shall be consistent with what has been approved and recorded in the medical advertisement approval certificate. In addition, the Administrative Measures on Medical Advertisement explicitly stipulate that such medical advertisements shall not include any specific treatment method, any guarantees of the treatment, any name or image of any patient, any particular medical professional, nor use any medical research institution or its personnel or any public association or organization to suggest any treatment is valid. For violations of these laws and regulations, the PRC competent health administrative authority and Chinese medicine administrative authority may issue warnings and require remediation. If the violations are more severe, they may impose measures such as suspension of business until the violations have been remedied, revocation of the license for operating a particular medical department, or even revocation of the Medical Institution Practicing License. In addition, the competent administration for industry and commerce (now known as the administration for market regulation) may also suspend the business and the business licenses of institutions that are repetitive and serious offenders in accordance with the PRC Advertisement Law. In 2021, the regulators has strengthened the supervision of the aesthetic medical industry and proposed various guidelines to ensure the healthy development of the aesthetic medical industry, including regulating advertisements as well as cracking down illegal manufacturing and sales of the aesthetic medical products. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on medical advertising in the PRC.”

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

With respect to settlement of client complaints, customers generally accept complimentary gifts, refunds, services or supplemental operations at no additional cost to settle their complaints. However, we may also be required to pay monetary compensation to settle customer complaints and medical disputes. In 2016, we received a complaint from a customer who had received a hyaluronic acid injection treatment at one of our treatment centers and subsequently suffered from ocular ischemia syndrome and secondary retinal detachment in one eye. We entered into a settlement agreement with this customer in January 2017 and paid this customer RMB1.1 million in four monthly installments. In addition, we may be subject to third-party liability claims and may be required to pay compensation to patients who suffer from unexpected adverse reactions to treatment received in our treatment centers, even if we were not at fault. For example, one of our patients filed a complaint in connection with the patient falling into a state of prolonged unconsciousness after receiving a Botulinum Toxin Type A, or Botox, injection at one of our treatment centers and we were brought in as a third-party defendant. The court found that the primary cause of the incident was due to defects in the Botox, that there was no wrongdoing on our part, and that all the liabilities rested with the manufacturer of the Botox. Prior to the final court decision, we had voluntarily provided an aggregate of approximately RMB6.1 million as financial support for the patient out of concern for her well-being. We have filed a claim against the manufacturer to recover such amount and other losses incurred by us in connection with the incident, but the final verdict is yet to be delivered. In addition, as of the date of this annual report, we were named as the defendant in four ongoing litigations for our consolidated businesses, and two ongoing labor dispute arbitration in the PRC. While we believe many of the claims against us do not have merits, and plan to firmly defend our rights, we cannot assure that we will be able to achieve satisfactory outcome in those proceedings. The maximum amount of the damages claimed by the plaintiffs in those fourproceedings in aggregate amounted to RMB1.9 million. Furthermore, some dissatisfied customers may even resort to extreme actions. For example, in 2012, a dissatisfied patient stabbed and injured several employees at our Pengcheng Hospital. To our knowledge, this patient was later convicted and imprisoned. We voluntarily paid approximately RMB150,000 for medical expenses and additional compensation to the injured employees.

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

We have significantly expanded our business before 2021, but in 2021 the Company decided to strategically shift its development strategy from rapid national expansion to a more focused, stable and sustainable growth. As of December 31, 2021, out of our existing network of 15 treatment centers, we have established 8 treatment centers, acquired 6 treatment centers, and obtained minority stakes in one treatment center since January 2014. Our organization may become larger and more complex with the addition of treatment centers in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources.

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

Among the risks we believe are most likely to affect us include:

● lack of control, difficulties, inefficiencies and costs associated with staffing and managing foreign operations;

● greater difficulty collecting accounts receivable and longer payment cycles;

● compliance with local laws and regulations and unexpected changes in regulatory requirements;

● reduced protection for intellectual property rights in some countries;

● the effectiveness of our policies and procedures designed to ensure compliance with similar anti-corruption, anti-money laundering, and sanction laws;

● potential distraction of management from our China operations;

● possible tariffs and trade restrictions;

● foreign taxes;

● fluctuations in currency exchange rates;

● natural disasters, contagious disease outbreaks, travel restrictions, and war or terrorist activities; and

● political and economic instability.

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

Execution of our strategies to grow our business depends partly on our ability to expand into new geographic areas in a timely, cost-effective and non-disruptive manner, through a combination of acquisitions and organic growth. Our ability to successfully expand into new markets depends on many factors including, among others, our ability to:

● identify suitable geographic markets for the type of services we offer;

● identify local consumer preferences;

● address local market competition;

● negotiate acceptable lease terms, including desirable tenant allowances;

● hire, train and retain a growing workforce of doctors and other personnel;

● successfully integrate new treatment centers into our existing control structure and operations, including our information technology systems; and

● secure financing or maintain sufficient capital to invest in new treatment centers or making acquisitions.

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

It typically takes newly opened and acquired treatment centers a period of time to achieve a utilization rate comparable to our existing treatment centers, due to factors such as time needed to build customer awareness in the local community and to integrate new treatment centers’ operations into our existing infrastructure. The treatment centers we acquired did not or may not achieve the business or financial performance as we expect. The opening and acquisition of new treatment centers involve regulatory approvals and reviews by various authorities in China, including health authorities. We may not be able to obtain all the required approvals, permits or licenses for opening and acquisitions of treatment centers in a timely manner or at all. We may not be able to fully utilize the newly opened and acquired treatment centers as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. In addition, the operating results generated at the newly opened and acquired treatment centers may not be comparable to the operating results generated at any of our existing treatment centers. The treatment centers may even operate at a loss, which could materially and adversely affect our results of operations. We may elect to dispose of the acquired treatment centers subsequently and recognize losses. Since January 2021, we have transferred our interest in or closed the operation of seven treatment centers, as well as disposed seven treatment centers including one of our flagship hospitals in 2021. As a result, our results of operations may fluctuate from year to year. Therefore, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them to predict our future performance or the price of our ADSs.

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

We are exposed to potential liabilities that are inherent to the aesthetic medical and healthcare industries. Our treatment centers have been the subject of such claims in the past. As of the date of this annual report, we maintain professional malpractice liability insurance for key doctors and medical staff in most of our aesthetic medical treatment centers. However, we may face liabilities that exceed our available insurance coverage or arise from claims outside the scope of our insurance coverage. For example, although the scope of our insurance generally covers all of the treatments and services we provide, from time to time, we have commenced operations at new treatment centers before those centers were added to our group insurance coverage package. As a result, the operations at those centers temporarily exceeded the scope of our insurance coverage while we worked with our insurers to extend coverage to those centers. In 2019, 2020 and 2021, revenue generated from our operations at treatment centers while outside the scope of our insurance coverage amounted to 2.2%, 0.8% and 7.6% of our total revenue, respectively. In 2019, 2020 and 2021, we incurred costs of RMB1.5 million, RMB2.0 million and RMB0.07 million (US$0.01million), respectively, in connection with settlements which were not covered by our insurance. Our insurance policies are subject to annual renewal and we may not be able to obtain malpractice insurance in the future on acceptable terms or at all. In addition, our insurance premiums could be subject to increases in the future, which may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase as a result of liability claims or other litigation, then our business, financial condition and results of operations may be adversely affected.

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

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations related to data security and privacy protection.” In China, the Personal Information Security Specification (2020 Version) came into force on October 1, 2020.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of a major China-based transportation platform and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which stressed on, among other things, require (i) speeding up the revision of the provisions on strengthening the confidentiality and management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. Pursuant to the Regulations, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, and other industries and sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as “critical information infrastructure operators”.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

In addition, on December 28, 2021, the Cyberspace Administration of China (“CAC”), the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management on November 14, 2021 for public consultation, or the Draft Regulations, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. The Draft Regulations is released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, and will accept public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

The relevant regulatory authorities in China continue to regular and strengthen the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also release, from time to time, their monitoring results and requires relevant enterprises listed in such notices to rectify their non-compliance. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our business and operation. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security and data privacy, which could require us to incur additional costs and restrict our business operations.

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

We plan to enhance our brand recognition among our existing and target customers along with our expansion into new geographic areas. Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our strategic expansion into new markets, we normally increase advertising of our brand through various advertising media platforms, which requires significant expenses before these newly opened treatment centers reach expected profit levels, thereby affecting our overall profitability. In 2019, 2020 and 2021, our advertising and marketing expenses were RMB245.9 million, RMB303.9 million and RMB255.5 million (US$40.1million), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and mobile search engines, marketing and social media platforms. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time is hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or generate sustainable revenue and profit.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified was related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. In the fiscal year 2021, we have not identified any material weakness in our internal control over financial reporting.

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

According to the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, which became effective in April 2015, amended in June 2017, and replaced by the Special Administrative Measures (Negative List)  for Access of Foreign Investment (2018 Edition) in June 2018, and the Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version), or the Negative List, promulgated by the NDRC and the Ministry of Commerce of the PRC, or the MOFCOM jointly on December 27, 2021 and came into effect on January 1, 2022, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. We historically held more than 70.0% in nine of our PRC subsidiaries after the effective date of the Foreign Investment Catalog 2015, namely Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd, Jiangsu Liangyan Hospital Management Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd. Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd, Shanghai Jiahong Aesthetic Medical Clinic Co., Ltd. We decreased our shareholdings in these PRC subsidiaries to 70.0% by transferring excess equity interests to Dr. Zhou Pengwu and certain of our employees in 2018, 2019, 2020 and 2021, subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. In connection with such equity transfer to Dr. Zhou and Dr. Zhou Pengwu’s shareholding, in Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., and Jiangsu Liangyan Hospital Management Co., Ltd., Beijing AomeiYixin Investment ConsultantCo., Ltd. which he acquired from other shareholders in 2018, 2019, 2020 and 2021, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu and the Relevant Subsidiaries, among other parties, with respect to the Target Equity Interests. For details of the Contractual Arrangements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests.”

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

The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for recent regulatory initiatives implemented by the relevant PRC government entities. In addition, any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. In addition, it is uncertain whether any new PRC laws or regulations relating to Contractual Arrangements will be adopted, or if adopted, what they would provide.

If our ownership structure, Contractual Arrangements or businesses of the Relevant Subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or if the Relevant Subsidiaries fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

● revoking the Contractual Arrangements;

● imposing fines, confiscating the income from the Relevant Subsidiaries, or imposing other requirements with which we may not be able to comply;

● discontinuing or restricting our operations in the PRC;

● imposing conditions or requirements with which we may not be able to comply; or

● taking other regulatory or enforcement actions that could be harmful to our business.

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

We own and hold 70.0% of equity interests in the Relevant Subsidiaries and will rely on the Contractual Arrangements to control the Target Equity Interests in the Relevant Subsidiaries. The Contractual Arrangements may not be as effective as direct ownership in controlling over the Target Equity Interests. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. These legal remedies may not be as effective as direct ownership in controlling the Target Equity Interests. All the agreements under the Contractual Arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these Contractual Arrangements will be resolved through arbitration in China. However, the legal framework and system in China are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and cause a delay. If we fail to enforce Contractual Arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing Contractual Arrangements, our control over the Target Equity Interests may be negatively affected.

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

We have control over the Relevant Subsidiaries by holding 70.0% of equity interest in each of the Relevant Subsidiaries\, and we control the Target Equity Interests directly held by Dr. Zhou Pengwu through the Contractual Arrangements. Dr. Zhou Pengwu may have potential conflicts of interest with us due to his role as director of our company and director of certain of the Relevant Subsidiaries, as what is in the best interests of the Relevant Subsidiaries may not be in the best interests of our company. Dr. Zhou Pengwu may breach or refuse to renew the existing Contractual Arrangements we have with him and the Relevant Subsidiaries, which would materially and adversely affect our control over the Target Equity Interests and our ability to receive economic benefits in connection with the Target Equity Interests. If Dr. Zhou Pengwu breaches Contractual Agreements or otherwise has disputes with us, we may have to initiate arbitration or other legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly distract our management’s attention, adversely affect our ability to control the Target Equity Interests and otherwise result in negative publicity and adversely affect the reputation of our treatment centers. There is no assurance that the outcome of any such dispute or proceeding will be in our favor.

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

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years and will reach the statutory retirement age within ten years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. As a result, our ability to terminate employees is significantly restricted. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

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

In January 2015, the MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the 2015 Draft Foreign Investment Law. The National People’s Congress published another discussion draft of the Foreign Investment Law and its amendment, or the 2018 Draft Foreign Investment Law, on December 2018 and January 2019 respectively. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has come into effect since January 1, 2020, or the 2019 Foreign Investment Law. Among other things, the 2015 Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign invested enterprise, or FIE. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a pre-approval process. The 2019 Foreign Investment Law have revised the definition of “foreign investment” and removed all references to the definitions of “actual control” or “variable interest entity structure” under the 2015 Draft Foreign Investment Law, and have further specified that all “foreign investments” shall be conducted pursuant to the negative list issued or approved to be issued by the State Council.

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

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively, the “Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations.

As of the date of this prospectus, we have not received any inquiry or notice or any objection to this offering from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little advance notice subject to any future actions of the PRC authorities.

Although the Draft Overseas Listing Regulations and the Relevant Officials of the CSRC Answered Reporter Questions on December 24, 2021 provide that companies with VIE structure are eligible to list overseas after filing with the CSRC, if complying with domestic laws and regulations, there is no specific rules regarding the compliance conditions. In addition, the CSRC may consult relevant competent authorities if needed and the consulting period is uncertain, which may delay the filing procedure or, the securities regulatory agency under the State Council and competent authorities under the State Council may impose a postponement or termination of the intended overseas offering and listing, and cancel the corresponding filing if the intended overseas offering and listing has been filed. The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Overseas Listing Regulations on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

We have been closely monitoring the development in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. Draft Overseas Listing Regulations and the Draft Provisions on Confidentiality and Archives Administration also repeat the above principle and rule. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

We appointed Union Power HK, a public accounting firm registered with PCAOB as our independent registered public accounting firm, effective January 28, 2022. Union Power HK, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Such uncertainty in the implementation of HFCA Act and the regular inspections and assessments carried out by PCAOB could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

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

Our chief executive officer, Dr. Zhou Pengwu, and his spouse, Ms. Ding Wenting cumulatively hold more than 50% of the voting power for the election of our directors. Although currently each of Dr. Zhou Pengwu and Ms. Ding Wenting disclaims beneficial ownership of any of our ordinary shares beneficially owned by the other, they might file a formal notice to act as a group in the future, under which situation we would be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules. If we are deemed as a “controlled company,” we would qualify for exemptions from several of corporate governance requirements under the Nasdaq listing standards, including requirements that:

● a majority of the board of directors consist of independent directors;

● compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

● director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

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

The market price for the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

● announcements of competitive developments;

● regulatory developments affecting us, our customers or our competitors;

● reputation of players in our industry or companies headquartered in China;

● announcements regarding litigation or administrative proceedings involving us;

● actual or anticipated fluctuations in our period-to-period operating results;

● changes in financial estimates by securities research analysts;

● additions or departures of our executive officers;

● fluctuations of exchange rates between the RMB and the U.S. dollar;

● release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

● sales or perceived sales of additional ordinary shares or ADSs.

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

Sales of the ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2021, we had 70,703,671 ordinary shares outstanding, including 29,189,637 ordinary shares represented by ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after our initial public offering became available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us, the underwriters and other relevant parties on April 30, 2020. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of the ADSs.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary gives us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

● we have instructed the depositary that we do not wish a discretionary proxy to be given;

● we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

● a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

● the voting at the meeting is to be conducted via a show of hands unless voting by poll is required by the applicable listing rules or our articles of association.

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

Depending upon the value of the ADSs and ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the value of our outstanding ADSs and ordinary shares and the composition of our assets and income, we do not believe we were a PFIC for the taxable year ending December 31, 2021. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

Item 4.Information on the Company

4.A.History and Development of the Company

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

We have continuously expanded our footprint by investment in new treatment centers or acquisition of existing ones. In 2019, we established five and acquired three new treatment centers (in two of which we held minority equity interest before 2019) in cooperation with business partners. In 2020, we established one and acquired four new treatment centers, excluding treatment centers from Hanfei. For example, in November 2019, Nanchang Pengai Xiuqi was established with a registered capital of RMB15.0 million, which will replace Nanchang Pengai Aesthetic Medical Clinic Co., Ltd., or Nanchang Pengai, as we aim to enhance our business footprint in Jiangxi Province. In 2021, to further leverage our extensive operational experiences and resources in the Guangdong-Hong Kong-Macao Greater Bay Area, our wholly-owned subsidiary Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. entered into a definitive equity transfer agreement (the “Agreement”) with a shareholder of Guangzhou Meixi Aesthetic Medical Clinic Company Limited (“Meixi”) on October 17, 2021. Pursuant to the Agreement, we  purchased 73% of equity interests in Meixi from its existing shareholder. Meixi’s name was changed to Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd (“Guangzhou Xiuqi”), and its financial statement was consolidated by us in November 2021. Currently, Guangzhou Xiuqi operates a non-surgical satellite clinic with a gross floor area of approximately 900 square meters and nine consulting rooms. As of the date of this annual report, we have a strategically established network, comprising 15 treatment centers including 14 wholly or majority owned centers. Our treatment centers spread across major cities in mainland China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtz River Delta area in China. We have completed the transfer of our equity interest in each of Baotou Pengai and Yinchuan Pengai to a business partner as part of our region development plan, which are not counted in the number of our treatment centers in this annual report.

In May 2021, we entered into definite share subscription agreement for the issuance of 5,329,410 ordinary shares to Lafang China Co., Ltd., a a daily consumer products producer in China, at a sale price of US$8.50 every three ordinary shares (equivalent to US$8.50 per American Depositary Share of the Company), which amounted to US$15.1 million in proceeds. The private placement was subject to customary closing conditions and hasn’t been closed as of the date of this annual report. We utilized the Earnest Money of this private placement to fund our business development and working capital.

4.B.Business Overview

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

We generate our revenue primarily from providing aesthetic treatments. We have grown our network significantly since our operation commenced in 1997. As of the date of this annual report, we have a strategically established network comprising 15 treatment centers (including 14 wholly or majority owned centers). Our treatment centers spread across major cities in China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtz River Delta area in China. As we continue to expand our network, one of our core business strategies is to develop our “flagship” medical institutions, which are typically large-scale full-service treatment centers that contribute a significant proportion of our revenue and are staffed with our most experienced doctors. We believe that developing flagship medical institutions will not only improve our brand awareness in the surrounding area, but also enable us to provide high-end, specialized, and complex medical services to customers referred from smaller-scale treatment centers within our network. We currently have two flagship medical institutions, i.e., Pengcheng Hospital and Shenzhen Pengai. Our scalable business model is built on our highly standardized operating procedures across a centralized network, which we believe has allowed us to quickly and successfully expand. We intend to continue to expand our network into new cities throughout China and selected global markets through organic growth as well as strategic acquisitions, and strategically focus more on regions in the southern and eastern parts of China, where we see larger growth potential.

Since our inception, we have been committed to delivering high quality services to our customers. Our doctors have rich experience in providing both surgical and non-surgical aesthetic medical services. We believe our team of highly qualified and experienced medical professionals, as well as our stringent safety controls, have underpinned our strong reputation as we continue to attract and retain customers and receive industry recognition for our high quality services. We have received a number of high-profile awards, including “the Most Prestigious Aesthetic Medical Services Beauty Brand in 2016” by the Tencent Network and “the Aesthetic Medical Services Brand of Technological Innovation in 2016” by Hong Kong WenWeiPo newspapers. In 2020, we co-published the 2020 White Paper for the Aesthetic Medical Service Industry in China, along with Forbes China, which was a recognition of our leading position in the industry. In 2021, we have received a number of high-profile awards, including “Agency of the Year Award for Outstanding Performance” by Aesthetic Medical Industry Notes, “Annual Quality, Safe and Secure Aesthetic Medical Agency in 2021” by Shenzhen Association of Plastics and Aesthetics, and “the Best New Digital Media Operation Innovation Award in 2021” by Allergan. In addition, in September 2021, we launched a preliminary plan for business strategies and restructing to optimize our business operations, aiming to achieve a more focused market delineation, steadier development and healthier portfolio.

Business model

We generate revenue primarily from our core business providing surgical aesthetic treatment services and non-surgical aesthetic treatment services, comprising minimally invasive treatments and energy-based treatments (surgical and non-surgical treatments together contributed to 93.1%, 94.7% and 89.4% of our revenue in 2019, 2020 and 2021, respectively), as well as non-core business providing general healthcare and other aesthetic services (contributed to 6.9%, 5.3% and 10.6% of our revenue in 2019, 2020 and 2021, respectively). We offer a wide range of surgical and non-surgical aesthetic treatments to cater to the various needs of our customers. The following table sets forth our revenue by service offering for the years indicated:

	For the year ended December 31,
	2019		2020			2021
	RMB		RMB	US$		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	224,208	25.7%	234,562	35,948	26.0%	177,187	27,805	27.4%
Energy-based treatments	265,361	30.5%	218,108	33,427	24.2%	157,061	24,646	24.3%
Sub-total	489,569	56.2%	452,670	69,375	50.2%	334,248	52,451	51.7%
Surgical aesthetic medical services	319,239	36.7%	401,645	61,555	44.5%	243,070	38,143	37.7%
General healthcare services and other aesthetic medical services	60,242	6.9%	47,258	7,242	5.3%	68,275	10,714	10.6%
Total	869,050	100.0%	901,573	138,172	100.0%	645,593	101,308	100%

In addition, the following table sets forth our other key operating metrics, such as the number of procedures performed and the average spending per aesthetic procedure, for the years indicated:

	For the year ended December 31,
Key operating metrics	2019	2020	2021
Number of doctors	211	230	169
Number of surgical treatments	90,658	92,922	46,568
Average spending per surgical procedure (in RMB)	3,521	3,140	5,220
Number of non-surgical treatments	404,316	413,235	424,239
Average spending per non-surgical procedure (in RMB)	1,211	928	788
Total number of aesthetic treatments	494,974	506,157	470,807
% surgical treatments	18.3%	18.4%	9.9%
% non-surgical treatments	81.7%	81.6%	90.1%

Overview of aesthetic services

Non-surgical aesthetic medical services

Our non-surgical aesthetic medical services primarily comprise (1) energy-based treatments and (2) minimally invasive aesthetic treatments. Depending on the complexity, materials used and scope of the procedure, our treatments vary significantly in price. The following table provides a summary of the key services we provide and information in 2021.

Price range per
standard
procedure
Level 1 classification	Level 2 classification	(RMB)

Energy-based treatment	Epidermal energy-based treatments	200-128,000
	Mesotherapy	100 -150,000
Minimally invasive treatment	Botox injection	500-74,840
	Hyaluronic acid injection	500-420,000
	Thread lift	2,000-298,000

To ensure the consistency quality and safety in our procedures, we utilize a standardized process for the treatments. These aesthetic procedures are typically completed within one hour, with recovery time of up to one week, depending on the type of procedure and the customer’s physical conditions.

Minimally invasive aesthetic treatments

Minimally invasive aesthetic treatments are non-surgical procedures that can help individuals improve their appearance with minimal or no incisions. These treatments are typically performed in fifteen minutes to two hours with minimal pain and mild bruising or swelling, whilst achieving immediate effects. Recovery time varies depending upon the service type, but generally the healing period is between one to two weeks.

To ensure consistency of quality and safety, all our injection treatments follow a standardized procedure that involves the application of numbing cream, disinfection of the treatment area which has been identified and marked by our doctors and injection at the treatment area with a sterilized syringe. After the injection, the treated area is cleaned, shaped and iced.

Energy-based treatments

We offer a range of epidermal energy-based treatments using high-grade equipment from China, Germany, Israel and the United States. Our standardized procedures for energy-based treatments, which typically take less than one hour, involve the following steps: facial cleansing, application of numbing cream or anesthetic to the treatment area, disinfection, methodical application of the energy-based treatment, including testing on a small area before adjusting the level of energy-based intensity accordingly. To achieve and maintain optimal results, customers may choose to repeat the procedure, depending on the type of procedure and customer reaction to the treatment.

Mesotherapy is catagorized within energy-based treatment due to naming conventions. We offer a wide range of mesotherapy treatments using injection materials from low end to high end according to customer spending power and skin needs.

Surgical aesthetic medical services

We provide customary surgical aesthetic medical services, including double eye lid surgery, rhinoplasty, breast augmentation, liposuction and facelifts, among others. Surgical aesthetic treatments typically involve local or full anesthesia, and an extended recovery time. All of our surgical aesthetic treatments are performed in fully equipped operating rooms in our treatment centers. Depending on the complexity of the procedure and the physicians involved, our treatments vary significantly in price. The following table sets forth our main surgical aesthetic treatments and information in 2021.

Price range per
standard
procedure
Treatment	Description	(RMB)
Eye surgery	Change the shape or appearance of the eyes, eyelids	1,500-40,000
Nose surgery / rhinoplasty	Change the shape or appearance of the nose by adding fillers or cartilage	2,000-398,000
Breast augmentation	Procedures designed to enlarge/reduce or change the shape of the breasts	3,980-280,600
Liposuction	Procedure in which excess fatty tissue is removed from a specific part of the body through suction	2,000-100,000

Due to their complexity, we require all our surgical aesthetic treatments to be attended (or performed) by doctors with a high level of experience. To ensure the consistency of quality and safety in our procedures we utilize a standardized process for the treatment. These procedures are typically completed within one to three hours, with recovery time ranging from one to twelve months, depending on the type of procedure and the customer’s physical conditions.

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

Our treatment centers

As of the date of this annual report, we have an extensive presence in mainland China and Hong Kong, with locations in 11 cities. All of our treatment centers are wholly or majority owned with the exception of Singapore Mendis. The following map illustrates our network in mainland China.

In addition to the network in mainland China, we have entered the Hong Kong and Singapore markets, with the acquisition of Hong Kong Newa and investment in Singapore Mendis in 2015 and 2017, respectively.

Our current network comprises 15 treatment centers across mainland China, Hong Kong and Singapore, including two flagship hospitals. Based on relevant Chinese regulations, the treatment centers in our network can be classified as the following:

● Hospital, which meets the minimum standard for Grade I general hospital, including certain prescribed clinical and medical departments, and medical personnel requirements; or

● Specialty outpatient clinic, which meets certain prescribed clinical department and medical personnel requirements and typically comprises aesthetic treatment consultation rooms, aesthetic surgery, aesthetic dermatology and dentistry, amongst other departments.

● Clinic, which meets certain prescribed clinical department and medical personnel requirements and typically comprises one or two of the departments of aesthetic surgery, aesthetic dermatology, aesthetic dentistry, aesthetic traditional Chinese medicine.

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

The premises of the majority of our treatment centers are leased, while Pengai Huizhou and part of Pengcheng Hospital are our owned properties. The following table provides a summary of our treatment centers, including key operational data, as of December 31, 2021.

		Date of	Classification
		establishment /	in accordance
	Acquired /	acquisition /	with Chinese	GFA	Beneficial
Treatment center(13)	invested	investment	regulation	(sq.m.)	Interest
Pengcheng Hospital(L)(1)	Established	December 2003	Hospital	8,391	100.0	% (1)
Shenzhen Pengai(L)(1)	Established	November 2005	Hospital	6,182	100.0	% (1)
Haikou Pengai(M)	Established	March 2011	Hospital	2,169	87.0%
Huizhou Pengai(M)	Established	June 2011	Hospital	1,670	67.5%
Changsha Pengai(M)(3)	Acquired	June 2013	Hospital	2,459	77.0	%(3)
Shanghai Pengai(L)(2)	Acquired	January 2014	Hospital	1,048	80.0	%(2)
Hangzhou Pengai(M)(7)	Established	July 2014	Specialty outpatient clinic	1,446	100.0	% (7)
Hong Kong Newa(S)	Acquired	October 2015	N/A	127	100.0%
Guangzhou Pengai Xiuqi(M)(6)	Acquired	November 2021	Specialty outpatient clinic	900	55.5	%(6)
Shenzhen Pengai Xiuqi(L)(3)	Established	May 2017	Hospital	1,902	89.0	%(3)
Singapore Mendis(S)	Invested	November 2017	N/A	125	44.44%
Yantai Pengai Jiayan(M)(4)	Established	June 2018	Hospital	1,983	89.0	%(4)
Nanchang Pengai Xiuqi(M)(7)	Established	November 2019	Hospital	2,650	100.0	% (7)
Shanghai Jiahong (formerly known as Shanghai Mingyue Yueji)(M)	Acquired	March 2020	Specialty outpatient clinic	1,097	64.0%
Beijing Haiyue Xingguang(S)(5)	Acquired	January 2021	Clinic	392	95.0	%(5)

Notes:

*

To streamline the management of our network of treatment centers, we strategically categorize our treatment centers based on a number of factors, including, among other things, the cities they are located in and the size of the treatment centers. In the table above, large, medium and small treatment centers are denoted with (L), (M) and (S), respectively.

(1)	Indicates flagship hospitals.
(2)	Includes 15.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(3)	Includes 22.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(4)	Includes 24% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(5)	Includes 25% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(6)	Includes 26% of its parent company’s equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(7)	Includes 30% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(8)	English names of treatment centers for the indicative purpose only.

In 2021, we generated 71.2% of our revenue from our top five treatment centers. The following table sets forth the revenue from these five treatment centers in 2019, 2020 and 2021.

	For the year ended December 31,
	2019		2020**		2021
	RMB		RMB		RMB	USD
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)
Shenzhen Pengai*	219,780	25.3%	190,166	26.4%	143,005	22,441	22.2%
Pengcheng Hospital*	211,891	24.4%	171,840	23.9%	208,955	32,790	32.4%
Changsha Pengai	68,288	7.9%	59,407	8.2%	50,567	7,935	7.8%
Chongqing Pengai*	53,701	6.2%		%	25,026	3,927	3.9%
Huizhou Pengai	35,184	4.0%		%
Shenzhen Yuexin			33,157	4.6	32,430	5,089	4.9%
Shanghai Pengai			29,839	4.1
Subtotal top five treatment centers	588,844	67.8%	484,409	67.3%	459,983	72,181	71.2%
Total	869,050	100%	720,202	100%	645,593	101,308	100%
*	Indicates flagship hospitals
**	Without considering the one-off impact from Hanfei

Summary information on our flagship hospitals

Shenzhen Pengai

Founded in November 2005, Shenzhen Pengai Hospital was established as our second flagship hospital and was our second largest revenue contributor in 2021. Shenzhen Pengai Hospital has a gross floor area of approximately 6,182 sq.m. with 7 surgical rooms and 38 treatment rooms. As of December 31, 2021, Shenzhen Pengai Hospital had 7 major departments including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, anesthesiology, medical laboratory, and medical imaging.

Shenzhen Pengai Hospital serves as the training base for the Dalian Medical University College of Aesthetic and Plastic Surgery. As of December 31, 2021, Shenzhen Pengai Hospital had 293 employees, including 27 doctors, 50 nurses, 4 other medical staff and 212 non-medical staff.

Pengcheng Hospital

Founded in 1997, Pengcheng Hospital became our first flagship hospital in 2003 to provide both aesthetic medical services and general healthcare and other aesthetic services. Pengcheng Hospital was also our largest revenue contributor in 2021. As of the date of this annual report, this treatment center has a gross floor area of approximately 8,391 sq.m. with 7 surgical rooms and 59 treatment rooms. It is equipped with advanced medical devices, such as Thermage radiofrequency systems, Body-Jet liposuction systems and Aesculap flexible neuroendoscopy systems. As of December 31, 2021, Pengcheng Hospital had 19 major clinical departments, including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, surgical, gynecology, internal medicine, otorhinolaryngology, laboratory testing, radiology, anesthesiology etc. As of December 31, 2021, Pengcheng Hospital had 437 employees, including 43 doctors, 87 nurses, 6 other medical staff and 301 non-medical staff.

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

Our customers

Our customers are primarily female individuals residing in China. The majority of our customers are aged between 18 and 30, and this age cohort represented 50.1% of our customer base in 2021, while customers in the 31 to 40 and above 40 age cohorts represented 321% and 17.1% of our customer base in 2021, respectively.

The following table provides a snapshot of our active customer base.

	For the year ended December 31,
	2019		2020*		2021
	Number of		Number of		Number of
	customers	%	customers	%	customers	%
New customers	117,974	46.2%	95,724	39.5%	56,455	23.4%
Repeat customers	137,421	53.8%	146,834	60.5%	185,213	76.6%
Total active customers	255,395	100.0%	242,558	100%	241,668	100%
*	Without considering the one-off impact from Hanfei

Our active customer base, defined as customers who have received at least one procedure in the relevant year, was 255,395, 242,558 and 241,668, respectively, in 2019, 2020 and 2021, representing a CAGR of -0.37%. Our treatments are transactional in nature and we have not entered into any long-term agreements with our customers.

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

Due to the nature of our business and the subjective nature of the level of satisfaction with aesthetic medical services, we receive complaints from time to time. Customer complaints are usually in relation to staff attitude, dispute over pricing (competitor offering an equivalent service for less), over-promise, longer than expected recovery time or general dissatisfaction with treatment results, which includes potential side effects. The majority of customer complaints relate to general dissatisfaction with treatment results—this type of complaint represented 99.2%, 99.2% and 98.6% of the total number of complaints for the years ended December 31, 2019, 2020 and 2021, respectively.

The overall number of complaints we typically receive is low—we received 253, 256 and 231 complaints for the years ended December 31, 2019, 2020 and 2021, respectively. The total number of complaints received represented 0.05%, 0.05% and 0.05% of the total number of aesthetic treatments provided for the years ended December 31, 2019, 2020 and 2021, respectively. In particular, the percentage of the number of customer complaints attributable to general dissatisfaction with treatment results out of the total number of aesthetic treatment procedures we performed in 2019, 2020 and 2021, respectively, was level at approximately 0.05%, 0.05% and 0.05%.

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

In order to ensure the highest level of customer satisfaction and to maintain our strong brand name, we have taken a relatively generous approach in offering such refunds and compensation historically. In 2019, 2020 and 2021, the amount of refunds and compensation incurred was RMB6.1 million, RMB3.5 million and RMB3.5 million (US$0.5 million), respectively, representing 0.7%, 0.5% and 0.5% of our total revenue for the corresponding period. We believe that the number of complaints we received and the amount of refunds and compensation incurred were insignificant, considering the size of our operation, the nature of our industry, and the relatively generous approach we took in offering such refunds and compensation. We seek to further enhance the quality of our service offerings and upkeep our rigorous medical standards, to continue to maintain the customer complaints we received at a low level.

Our suppliers

As of December 31, 2021, we had approximately 700 suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. Our suppliers fall into five key categories: medical devices, energy-based equipment, implants, injection materials and other medical consumables. In general, we have worked with our major suppliers for more than ten years and believe we maintain strong relationships with them. In 2019, 2020 and 2021, our five largest suppliers in each respective year in aggregate accounted for 30.6%, 31.2% and 26.4%, respectively, of our total amount of purchases, and our single largest supplier accounted for 8.9%, 9.7% and 6.9% of our total amount of purchases, during the same periods, respectively.

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

During the three years ended December 31, 2021, we did not encounter any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices.

To the knowledge of our directors, none of our directors or any shareholder who owns more than 5% of our issued share capital, nor any of their respective associates, has any ownership interest in any of our five largest suppliers.

Our equipment

We are committed to utilizing high quality equipment for our services. We owned a wide variety of energy-based treatment and non-surgical aesthetic equipment. Our key equipment includes the Fotona4D Pro, Alma Harmony XL pro, Alma Accent XL, Alma BeautiFill, Peninsula Gold Microneedle, Peninsula MicroUltra and play an important role in achieving high quality aesthetic outcomes for our customers. We source our energy-based equipment and related components from our suppliers in the United States, Europe, and China. In 2020 and 2021, we entered into sale-and-lease-back arrangements with a third party financial lease service provider for a term of two years with an aggregate principal amount of RMB101.9 million and RMB127.7 million, respectively. The net book value of equipment under such arrangements accounts for approximately 12% and 16% of the total value of our equipment in 2020 and 2021, respectively. We believe finance lease is a common approach for financing activities.

Sales and marketing

As of December 31, 2021, we had an effective, disciplined sales and marketing team of 156 who, in addition to a base salary, generate commissions based on the number and types of procedures sold. We have strict policies governing our sales and marketing activities to ensure the consistency of our offering and our customers’ experience. For example, we have standardized service catalogs, sales scripts and price lists throughout the network, with management and/or supervisor approval required for deviations such as discounts. In addition, prior to effecting each sale transaction, the treatments proposed by our sales staff are reviewed and approved by our doctors to ensure feasibility and compliance with internal policies. Customers then pay in full prior to receiving the treatments, using a range of payment methods.

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

Intellectual property

As of March 31, 2022, we had (i) 40 registered trademarks, 32 of which are in mainland China and 6 in Hong Kong, and 2 pending trademark applications in Singapore, (ii) 42 registered domain names, of which all are registered in mainland China, and (iii) two registered patents, of which all are registered in mainland China. Our principal intellectual property rights are our registered trademarks such as “鹏爱” (Pengai), as well as our patented technologies, which include a device and method for measuring facial symmetry and a device and method for mandibular shaping.

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

The premiums that we paid for our insurance were RMB351,992, RMB 573,426 and RMB541,358 (US$84,951) in 2019, 2020 and 2021, respectively, representing 0.05%, 0.08%, and 0.08% of our revenue for those periods, respectively. During the three years ended December 31, 2021, we did not submit any material professional malpractice liability insurance claims. However, we might be subject to liabilities that exceed our insurance coverage. See “Item 3. Key Information—3.D. Risk Factors—Risk relating to our business and our industry— Our business is subject to professional and other liabilities for which we may not be insured.”

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

Opinions on Further Promoting the Reform of Medicine and Health System

The Opinions on Further Promoting the Reform of Medicine and Health System, or the Opinions, which were promulgated by the Central Committee of the Communist Party of the PRC and the State Council and became effective on March 17, 2009, advocate a range of measures to reform medical institutions in China and to establish a basic medicine and health system covering urban and rural residents. Measures aimed at reforming medical institutions include: (i) separating governmental agencies from public medical institutions; (ii) separating for-profit medical institutions from not-for-profit medical institutions; (iii) separating sponsorship from operations of public hospitals; and (iv) separating pharmaceutical dispensing from pharmaceutical prescription. The Opinions include proposals for the establishment and improvement of corporate governance systems of public medical institutions, and checks and balances in decision-making, execution and supervision processes between organizers and operators of public medical institutions. The Opinions also promote private capital investment in medical institutions (including investments by foreign investors), the development of private medical institutions and the reform of public medical institutions (including those established by state-owned enterprises) through private capital investment.

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

Opinions on Encouraging Social Forces to Provide Multi-layered and Diverse Healthcare Services

Opinions on Encouraging Social Forces to Provide Multi-layered and Diverse Healthcare Services, which were promulgated by the General Office of the State Council on May 16, 2017, stipulate the policies to actively support social forces to go deep into the niche service market, such as specialized medical services, expand the effective supply of services, and foster professionalized advantages. A number of competitive branded service agencies will be formed at a rapid pace for such specialties including but not limited to aesthetic medical services.

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

Regulations on the administration and classification of medical institutions

Administrative Measures on Medical Institutions and its Implementing Measures

The Administrative Measures on Medical Institutions, which was promulgated on February 26, 1994 by the State Council, came into effect on September 1, 1994 and was amended on February 6, 2016 and March 29, 2022, effective on May 1, 2022, and the Implementation Measures of the Administrative Measures on Medical Institutions, which was promulgated by the Ministry of Health on August 29, 1994, came into effect on September 1, 1994, and was amended in 2006, 2008, and 2017, require that the establishment of medical institutions to be reviewed and approved by healthcare administrative departments at or above the county level and an Approval Letter of Establishment of Medical Institution to be obtained from competent healthcare administrative departments. In addition, any entity or individual that intends to establish a medical institution must follow the application approval procedures and register with the relevant healthcare administrative authorities to obtain a Medical Institution Practicing License.

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

(i)Grade I general hospitals must be at a minimum equipped with, among others, (a) 20 to 99 hospital beds, (b) clinical departments including emergency rooms, internal medicine, surgery, obstetrics and gynecology, preventive healthcare section; (c) medical departments including pharmacy, laboratory, x-ray room, and a disinfection supply room, and (d) 0.7 relevant health technicians per hospital bed, three doctors, five nurses, health technicians of medicament, inspection and radiation and one doctor of chief level or above.

(ii)Speciality outpatient clinics must be at a minimum be equipped with, among others, (a) no less than five clinical departments including three clinical departments that are either emergency rooms, internal medicine or surgery and two clinical departments that are either obstetrics and gynecology, pediatrics, traditional Chinese medicine, ophthalmology, otolaryngology, stomatology and prevention and health; (b) medical departments including pharmacy, laboratory, X-ray room, treatment room, disposal room and disinfection supply room at least and (c) no less than five doctors including one doctor at the associate-chief level and above, one doctor for each clinical department, five nurses including one nurse with nurse-in-charge title and above and one health technician with relevant specialty for each medical laboratory.

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

(i)Aesthetic medical specialty hospitals must be equipped with, among others, (a) more than 20 hospital beds, 12 aesthetic treatment beds and four dentistry complex therapy chairs, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic treatment room and anesthesiology, and (c) at least 1.03 relevant healthcare technicians per bed (chair), 0.4 nurse per bed (chair), six doctors at the associate-chief level and above with relevant specialties, two nurses with nurse-in-charge title and above and one attending specialist doctor for each department.

(ii)Aesthetic medical specialty outpatient clinics must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, two operation tables, two dentistry complex therapy chairs and two observation beds, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry and aesthetic dermatology (may also have an aesthetic traditional Chinese medicine department and aesthetic treatment rooms), and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, five registered doctors including at least one doctor at the associate-chief level and above with relevant specialties and one registered nurse, and one attending specialist doctor for each department.

(iii)Aesthetic medical specialty clinics must be at a minimum equipped with, among others, (a) two aesthetic treatment beds, or one operation table and one observation bed or one dentistry complex therapy chair, (b) no more than two clinical departments that are aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine; (c) at least one attending specialist doctor and one nurse for each department.

(iv)Aesthetic medical specialty departments must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, one operation table, one dentistry complex therapy chair and one observation bed, (b) clinical departments including aesthetic treatment consultation room and aesthetic treatment room, and at least two clinical departments that are either aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine, and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, one attending specialist doctor and one registered nurse for each department.

Circular on Further Strengthening Comprehensive Regulatory Enforcement in the Medical Beauty Industry

On April 3, 2020, the State Administration for Market Regulation, National Health Commission of the PRC, National Medical Products Administration of the PRC, Office of the Central Cyberspace Affairs Commission, among others, jointly promulgated the Circular on Further Strengthening Comprehensive Regulatory Enforcement in the Medical Beauty Industry, which stipulate that medical beauty services shall be implemented by a surgeon or physician in charge or the practicing physician under the guidance of the surgeon or physician in charge in accordance with the registered medical beauty service items in the medical institutions that set up medical beauty related subjects. No organization or individual shall carry out medical beauty services without meeting the legal conditions. Medical beauty institutions shall purchase drugs and medical devices in enterprises with production and operation qualifications. Medical beauty advertisements belong to medical advertisements, and non-medical institutions shall not publish medical advertisements.

Special Rectification Work Plan for Cracking Down on Illegal Medical Beauty Services

On May 28, 2021, the State Administration for Market Regulation, State Administration of Traditional Chinese Medicine, National Health Commission of the PRC, National Medical Products Administration of the PRC, Office of the Central Cyberspace Affairs Commission, among others, jointly promulgated the Special Rectification Work Plan for Cracking Down on Illegal Medical Beauty Services, which stipulate that in order to further safeguard the legitimate rights and interests of consumers and protect people’s health and life safety, the foresaid departments are scheduled to carry out special rectification work against illegal medical and beauty services nationwide from June to December 2021. The work tasks mainly include: (i) severely crack down on illegal activities related to medical beauty, (ii) strictly standardize the behavior of medical beauty service, (iii) severely crack down on the illegal manufacture, sale of drugs and medical devices, and (iv) seriously investigate and prosecute illegal advertising and internet information.

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

According to the Pilot Scheme of Deepening the Reform of Medical Services Price, which was promulgated and implemented on August 25, 2021 by the National Health Commission of the PRC and seven other departments, private for-profit medical institutions may set their own pricing for medical services, but such pricing must be reasonable pricing and determined in accordance with principles of fairness, legitimacy and good faith, and consistency between quality and price, and those included in the medical insurance fund to be paid shall be managed in accordance with the medical insurance agreements.

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

Regulations on the supervision over medical equipment in medical institutions

Regulations on the Supervision and Administration of Medical Devices

The Regulations on the Supervision and Administration of Medical Devices, or the Regulations on Medical Devices, which was promulgated by the State Council on January 4, 2000, amended on March 7, 2014, May 4, 2017 and February 9, 2021 and took effect on June 1, 2021, regulates the management of medical device manufacturing and the supervision, distribution and use of medical devices as well as relevant legal obligations. Pursuant to the Regulations on Medical Devices, medical device enterprises and medical institutions may only purchase medical devices from properly licensed enterprises. Medical institutions may not use unregistered, uncertified, expired, ineffective or outdated medical devices. Disposable medical devices may not be used repeatedly and medical institutions must destroy used disposable medical devices in accordance with relevant rules and keep records such disposal.

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

Notice on Issues Related to Strengthening the Management of Medical Aesthetic In-charge Physicians

According to the Notice on Issues Related To Strengthening the Management of Medical Aesthetic In-charge Physicians, which were promulgated by the National Health and Family Planning Commission on March 17, 2017, medical institutions to carry out aesthetic medical service, should comply with the Administrative Measures for Aesthetic Medical Services, to check and ratify the specialty of the medical aesthetic in-charge physicians of the medical institution.

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

Nine Criteria for Incorrupt Practices of Staff of Medical Institutions

In accordance with the Notice on Printing and Distributing of the “Nine Criteria” for Incorrupt Practices of Staff of Medical Institutions, which was promulgated and implemented by the National Health Commission, the National Healthcare Security Administration, and the State Administration of Traditional Chinese Medicine and effective on November 12, 2021, medical institutions are required to implement the policy of the “Nine Criteria”, including (1) staff of medical institutions shall receive remuneration according to law and based on the services they provided and shall not accept commercial commissions,(2) staff of medical institutions shall strictly follow the principle of good faith and shall not participate in insurance fraud,(3) staff of medical institutions shall practice medicine in accordance with norms and shall not conduct excessive diagnosis and treatment,(4) staff of medical institutions shall abide by working procedures and shall not accept donations in violation of regulations,(5) staff of medical institutions shall abide by the requirement of confidentiality and shall not disclose patients’ privacy,(6) staff of medical institutions shall follow the needs of diagnosis and treatment, and shall not seeking profits in referral of patients.,(7) staff of medical institutions shall maintain the order of diagnosis and treatment and shall not undermine the fairness in medical treatment,(8) staff of medical institutions shall build harmonious relations and shall not accept “red packets” from patients, and (9) staff of medical institutions shall keep the bottom line of contacts and shall not accept kickbacks from enterprises. Staff of medical institutions, including but not limited to health professionals, management personnel, logistics personnel and other social practitioners who provide services within the medical institutions and are managed by the medical institutions, shall abide by the relevant requirements of the Nine Criteria, subject themselves to management and strictly implement relevant requirements. Any such stuff who violates the above requirements shall be punished in accordance with laws and regulations within administrative authority.

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

Administrative Measures of Jiangxi Province on Point Deduction for Medical Institution Malpractice (2022 version)

According to Administrative Measures of Jiangxi Province on Point Deduction for Medical Institution Malpractice (2022 version), which was promulgated by the Department of Health of Jiangxi Province on March 2, 2022, the malpractice points of a medical institution may be deducted on a calendar year basis. Upon the end of each calendar year, a new deduction period shall start. Where the malpractice points deducted in a calendar year are less than 6, the competent health department shall conduct a warning interview with the person in charge of the medical institution as the case may be. Where the malpractice points deducted in a calendar year are greater than or equal to 6 but less than 12, the competent health department will include the medical institution as a key review and key supervision target when it implements administrative licensing and daily supervision and inspection. Where the malpractice points deducted in a calendar year are greater than or equal to 12 but less than 24, the competent health department shall postpone the acceptance of the relevant medical institution’s hospital-review related applications in the calendar year, and cancel the medical institution's qualification for excellence appraisal. Where the malpractice points deducted in a calendar year are greater than or equal to 24, or the medical institution has more than three departments (or second- and third-level diagnosis and treatment subjects) been deducted more than 8 malpractice points, (1) the competent health department shall cancel the original evaluation level of the medical institution and withdraw the certificate and relevant logo, (2) if the medical institution is within 3 months from the expiration of the examination and verification period, the registration authority shall order the medical institution to apply for examination and verification immediately, and give the medical institution 1 to 6 montn’s deferred examination and verification period. The medical institution shall practice in accordance with the relevant regulations during the deferred examination and verification period. If the medical institution has accumulated 10 or more malpractice points during the deferred examination and verification period, it shall be deemed unqualified when re-verifying, and the registration authority shall cancel its Medical Institution Practicing License or record-filing certificate.

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

Regulations on medical advertising in the PRC

Advertisement Law of the People’s Republic of China

The Advertisement Law of the People’s Republic of China, or the Advertisement Law, which was promulgated by the Standing Committee of National People’s Congress on October 27, 1994, came into effect on February 1, 1995, and was amended on April 24, 2015, October 26, 2018 and April 29, 2021, provides that advertisements may not contain false or misleading content or deceive or mislead consumers. Advertisements related to pharmaceuticals and medical devices must be reviewed by relevant authorities in accordance with relevant rules before being distributed or broadcasted through movies, television, newspapers, journals or other means. The Advertisement Law further requires that any advertisement for medical treatment, pharmaceuticals or medical devices to not contain: (i) any assertion or guarantee regarding efficacy or safety, (ii) any statement on cure rate or effective rate, (iii) any comparison with the efficacy and safety of other pharmaceuticals or medical devices or with other medical institutions, (iv) any use of endorsements or testimonials, or (v) other items as prohibited by laws and administrative regulations.

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

Enforcement Guidance for the Medical Cosmetology Advertising

The Enforcement Guidance for the Medical Cosmetology Advertising, which was promulgated by the State Administration for Market Regulation on November 1, 2021 and came into effect on the same day, stipulates that the market regulatory departments shall rectify the chaos of all kinds of medical beauty advertisements in accordance with the laws and regulations, strive to solve the problems of great harmfulness and concentrated public response, and crack down a number of illegal advertising activities.

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

The Measures for Penalties against Infringements on Consumers’ Rights (2020 Revision) promulgated by State Administration of Industry and Commerce on January 5, 2015 and amended on October 23, 2020, provides that, business operator shall covenant with customer regarding the quantity, quality, price, term, after-sale service, liability, etc. under prepaid arrangement. In the event of failure to provide goods or services as agreed, business operator shall perform as requested by the customer or refund the prepaid payment and bear the interest of prepaid payment and other necessary and reasonable costs paid by the customer.

Regulations on fire prevention

Fire Prevention Law

According to The Fire Prevention Law of the PRC, or the Fire Prevention Law, which was promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, came into effect on May 1, 2009 and was amended on October 28, 2008, April 23, 2019 and April 29, 2021 the Ministry of Public Security and its local counterparts at or above county level must monitor and administer fire prevention affairs. The Fire Prevention Law also provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards, and the construction entity must submit its fire prevention design documents to the fire prevention department of the public security authority for approval or filing purposes.

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

Catalog of Industries for Encouraged Foreign Investment and 2021 Negative List

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalog of Industries for Encouraged Foreign Investment (2020 Edition), or the 2020 Encouraged Catalog, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on December 27, 2020 and became effective on January 27, 2021, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on Decemember 27, 2021 and became effective on January 1, 2022, or the 2021 Negative List, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2020 Encouraged Catalog and 2021 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. According to the current 2020 Encouraged Catalog and 2021 Negative List, investment into medical institutions falls within the restricted category. Foreign investment in healthcare institutions is restricted to the form of Sino-foreign cooperation or joint venture.

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

Regulations related to data security and privacy protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. The PRC Civil Code provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such person information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

Data Security Law of the PRC

The SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law on June 10, 2021, which took effect on September 1, 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities and clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize, and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted based on the graded protection system for cybersecurity. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. Monitoring of the data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responding measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.

Personal Information Protection Law of the PRC

The Personal Information Protection Law of the PRC, or the PIPL, which was promulgated by the National People’s Congress of the PRC on August 20, 2021 and took effect on November 1, 2021, provides detailed rules for processing personal information and further improves the personal information protection system, it aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information.

Cybersecurity Law of the PRC

On November 7, 2016, the National People’s Congress of the PRC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017. Pursuant to Cybersecurity Law, the “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cybersecurity Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness, and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Measures for Cybersecurity Review

On December 28, 2021, the CAC, together with another twelve regulatory authorities jointly issued the Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022. The Review Measures establish the basic framework and principle for national cybersecurity reviews of network products and services, and provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security, must apply for cybersecurity review. The Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

Regulations on personal information protection related to medical institutions

According to the Regulations for Medical Institutions on Medical Records Management released on November 20, 2013, and effective from January 1, 2014, the medical institutions and medical practitioners shall strictly protect the privacy information of patients. Any leakage of patients’ medical records for non-medical, non-teaching or non-research purposes is prohibited. The National Health and Family Planning Commission released the Measures for Administration of Population Health Information (Trial) on May 5, 2014, referring the medical health service information as the population healthcare information, which is not allowed to be stored in a server located outside the territory of China. Pursuant to the Management Measures of Standards, Safety and Service of National Health and Medical Big Data (Trial), promulgated by the National Health Commission on July 12, 2018, the medical institutions should establish relevant safety management systems, operation instructions and technical specifications to safeguard the safety of healthcare big data generated in the process of health management service or prevention and cure service of diseases. It also stipulates that such healthcare big data should be stored in onshore servers and shall not be provided overseas without safety assessment.

Opinions on Severely Cracking Down on Illegal Securities Activities According to Law

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which stressed on, among other things, improving laws and regulations on data security, cross-border data flow and management of confidential information, speeding up the revisions to regulations on strengthening the confidentiality and document management of securities issuance and listing outside the mainland of the PRC to increase the accountability of entities listed outside the mainland of the PRC to information security, and enhancing standardized management of mechanism and procedure for cross-border data transfer, enhancing the cooperation of cross-border audit supervision.

Cybersecurity Review Measures

On December 28, 2021, the CAC issued the Cybersecurity Review Measures 2021, which became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. The scope of review under the Cybersecurity Review Measures 2021 extends to critical information infrastructure operators that intend to purchase internet products and services and network platform operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures, network platform operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Cybersecurity Review Measures 2021 also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures 2021 also elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a listing, and risks associated with Internet information security.

4.C.Organizational Structure

(1)

As of the date of this annual report, Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Specialty outpatient clinic Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Specialty outpatient clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., Shenzhen Miaoyan Aesthetic Medical Clinic, Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd, Shanghai Jiahong Aesthetic Medical Clinic Co., Ltd, collectively “Relevant Subsidiaries,” or each a “Relevant Subsidiary,” are held by Dr. Zhou Pengwu, our chairman and chief executive officer, as to 24%, 30%, 22%, 15.0%, 22%, 26%, 25%, 30%, 30%, 19% and 12% repectively. We refer to these equity interests held by Dr. Zhou Pengwu as the “Target Equity Interests,” which constitute all of Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries. Haikou Pengai Aesthetic Medical Hospital Co., Ltd. was established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions.

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

Subsidiaries	Beneficial Interest
Haikou Pengai Aesthetic Medical Hospital Co., Ltd.	87.0%
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	67.5%
Shenzhen Pengai Aesthetic Medical Hospital	100.0%
Shenzhen Pengcheng Hospital	100.0%

Contractual Arrangements with respect to Target Equity Interests

Pursuant to the Foreign Investment Catalog 2015, which became effective in April 2015, foreign investors in PRC medical institutions can only conduct investment activities through joint ventures. The foreign shareholding in these entities is limited to 70.0% as stipulated in the JV Interim Measures since the effective date of the Foreign Investment Catalog 2015. We historically held more than 70.0% equity interest in certain of our PRC subsidiaries that are medical institutions which we acquired or established after the effective date of the Foreign Investment Catalog 2015. Due to such restriction, we had decreased our shareholding to no more than 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. In connection with such equity transfer and Dr. Zhou’s shareholding in Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd, Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. which he subsequently acquired from other shareholders in 2018 and 2019, and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment Consultant Co., Ltd. in 2020, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Shenzhen Pengai Investment, the Relevant Subsidiaries and Ms. Ding Wenting in 2018, 2019, 2020 and 2021 with respect to the Target Equity Interests except for Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment ConsultantCo., Ltd., which are subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. While we have disposed Chongqing Pengai Aesthetic Medical Hospital Co., Ltd and Jiangsu Liangyan Hospital Management Co., Ltd in December 2021, these Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 32.2%,11.6% and 32.3% of our total revenue in 2019, 2020 and 2021, respectively. We do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries. However, with respect to our control over the Target Equity Interests, the Contractual Arrangements may not be as effective as direct ownership. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. See “Item 3. Key Information—3.D. Risk Factors—Risks relating to our corporate structure—The Contractual Arrangements may not be as effective in providing control as direct ownership and the Relevant Subsidiaries or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the Contractual Arrangements. It is uncertain whether any new PRC laws or regulations relating to Contractual Arrangements will be adopted or if adopted, what they would provide. If we or any of our Relevant Subsidiaries is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements.”

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

There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the above Contractual Arrangements or the agreements under the Contractual Arrangements that establish the structure for operating aesthetic medical services, do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these Contractual Arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks relating to our corporate structure.”

4.D.Property, Plant and Equipment

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

The majority of the properties on which we operate in mainland China and Hong Kong are leased. As of the date of this annual report, we own four different properties with a total gross floor area of 2,697 sq.m and we leased properties in 14 different locations with an aggregate gross floor area of 30,601 sq.m.

The following table sets forth the number of lease agreements by expiry year.

Number of
Expiry year	leases
2022	4
2023	7
2024+	23

Item 4.A. Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

5.A.Operating Results

Overview

We generate revenue primarily from the provision of the following services, which represent our core business:

● Surgical aesthetic treatments, commonly referred to as plastic surgery in the United States, such as eye surgery, rhinoplasty, breast augmentation and liposuction; and

● Non-surgical aesthetic treatments, which comprise minimally invasive aesthetic treatments and energy-based treatments.

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

Factors affecting our results of operations

We believe our financial condition and operations are affected by the following factors:

Our expansion through organic growth and acquisitions

From January 1, 2019 to December 31, 2021, organic growth and the acquisition of new treatment centers were important contributors to our revenue growth. In 2020, we opened one and acquired four new treatment centers, excluding treatment centers from Hanfei as the Hanfei acquisition was terminated in 2021. These treatment centers, to the extent that they started operations, contributed RMB24.2 million additional revenue in 2020. In October 2020, the Group entered into an agreement to acquire 95% of equity interest of Beijing Aomei Yixin Investment Consultant Co., Ltd. (“Beijing Aomei Yixin”) with consideration of RMB11.5 million. The transaction has been completed in January 2021 and Beijing Aomei Yixin becomes a subsidiary of the Company since then. In 2021, we acquired one treatment center, the “Guangzhou Meixi Aesthetic Medical Clinic Company Limited” whose name was then changed into “Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd”.

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

Due to the outbreak of COVID-19 and the relevant quarantine requirements, we postponed the resumption of operations of aesthetic treatment centers in China after the Chinese New Year holiday in 2020. During the temporary shutdown of our treatment centers, we could not perform procedures. By the end of March 2020, all of our aesthetic treatment centers had resumed their operations. However, we experienced a significantly decrease in market demand for aesthetic medical services in the first half of 2020. While the COVID-19 pandemic has been largely contained in China, and the number of procedures we performed has picked up since the second half of 2020, the negative impact of the COVID-19 pandemic on the market demand and our business still existed in 2021, and may persist as regional outbreaks continue to take place, which may cause our treatment centers to temporarily shut down. We will continue to monitor and evaluate the financial impacts to us. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC could prevent us from effectively serving our customers and thus adversely affect our results of operations.”

Cost of sales and services rendered

Our ability to control costs and expenses affects our profitability. Salaries in the medical treatment industry in China have generally been increasing in recent years, and we seek to offer competitive wages and other benefits to recruit and retain quality medical professionals. In addition, our cost of inventories and consumables has been relatively significant during the past few years, comprising 40.8%, 45.8% and 46.5% of our cost of sales and services rendered in 2019, 2020 and 2021, respectively. Cost of inventories and consumables is affected primarily by the number of procedures we perform, but the costs of materials we use in our services have been declining over time during the past few years.

Successful marketing of our services

In order to enhance public recognition of our brand and new treatment procedures or services in both existing and new markets, we advertise through various media platforms. We utilize various marketing tools, including advertising on traditional media and online channels, hosting promotional events and circulating promotional materials, to attract new customers, retain our existing customers and increase customers’ spending. We have been seeking to optimize the marketing channels we use, and to deepen our cooperation with new media marketing channels such as So-Young, in order to improve the efficiency of our sales and marketing efforts. Our advertising and marketing expenses were RMB303.9 million, RMB381.2 million and RMB 255.5million (US$40.1 million) in 2019, 2020 and 2021, respectively, accounting for 35.0%, 42.3% and 39.6% respectively, of our revenue for the same periods. The effectiveness of our marketing and promotional efforts will directly impact our revenue and profitability.

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

Seasonality

Our operating results are exposed to seasonal fluctuations of demand for our services. During 2019, 2020 and 2021, we have experienced relatively higher customer visits in the second half of each financial year, which was mainly because (i) customers tended to come to our treatment centers and receive our services in summer, which led to an increased number of procedures performed in the second half of the year; and (ii) we also experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2019, 2020 and 2021.

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

	For the year ended December 31,
	2019		2020		2021
	RMB		RMB		RMB	US$
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	224,208	25.7%	234,562	26.0%	177,187	27,805	27.4%
Energy-based treatments	265,361	30.5%	218,108	24.2%	157,061	24,646	24.3%
Sub-total	489,569	56.2%	452,670	50.2%	334,248	52,451	51.7%
Surgical aesthetic medical services	319,239	36.7%	401,645	44.5%	243,070	38,143	37.7%
General healthcare services and other aesthetic medical services	60,242	6.9%	47,258	5.3%	68,275	10,714	10.6%
Total	869,050	100.0%	901,573	100.0%	645,593	101,308	100.0%

We had a total revenue of RMB645.6 million (US$101.3 million) in 2021, representing a decrease of 28.4% from 2020, primarily due to  (1) the one-off impact from Hanfei recorded, (2) the divestment and cease of operation of treatment centres during the fiscal year 2021, (3) the direct and indirect impact brought by COVID-19 outbreak, and (4) the change of accounting estimates and judgements in the face of COVID-19 pandemic. Please refer to the footnotes under “Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” below for details.

Our revenue primarily depends on the number of aesthetic procedures performed and average spending by our customers per aesthetic procedure. The following table sets forth certain of our operating data for the periods indicated.

	For the year ended December 31,
	2019	2020*	2021
Number of aesthetic procedures performed
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	108,533	117,181	97,156
Energy-based treatments	295,783	296,054	327,083
Sub-total	404,316	413,235	424,239
Surgical aesthetic medical services	90,658	92,922	46,568
*	Without considering the one-off impact from Hanfei.

	For the year ended December 31,
	2019	2020*	2021
	RMB	RMB	RMB	US$
Average spending by our customers per aesthetic procedure
Non-surgical aesthetic medical services	1,211	928	788	124
Minimally invasive aesthetic treatments	2,066	1,594	1,824	286
Energy-based treatments	897	665	480	75
Surgical aesthetic medical services	3,521	3,140	5,220	819
*	Without considering the one-off impact from Hanfei.

From 2019 to 2021, average spending by our customers per aesthetic procedure had generally declined due to a number of factors. For example, as part of our marketing strategy, we encourage potential customers to try out our services by offering a small number of low-ASP treatments; in addition, in order to increase utilization of our equipment, we from time to time offer promotional events to attract new customers; and as such we may adjust our pricing policy in response to increased competition and the decrease in cost of materials, such as hyaluronic acid. These measures have negatively contributed to our overall average spending by customers per procedure, but we believe these measures are beneficial to our overall profitability and long-term growth.

Aesthetic medical services (surgical and non-surgical)

Our aesthetic medical services consist of surgical and non-surgical aesthetic medical services. Our revenue from aesthetic medical services was RMB808.8 million, RMB854.3 million and RMB577.3 million (US$90.6 million) in 2019, 2020 and 2021, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 93.1%, 94.7% and 89.4% in 2019, 2020 and 2021, respectively. The total revenue from aesthetic medical services for 2021 decreased by 32.4% primarily due to less treatments occurred under the background of COVID-19 pandemic, which had affected both our treatment centers’ routine course of business from time to time, as well as our customers’ willingness for consumption.

● Non-surgical aesthetic medical services. Our non-surgical aesthetic medical services primarily consist of services such as injection treatments, energy-based treatments and thread lifts. Our revenue from non-surgical aesthetic medical services was RMB489.6 million, RMB452.7 million and RMB334.2 million (US$52.5 million) in 2019, 2020 and 2021, respectively. Revenue from non-surgical aesthetic medical services as a percentage of our total revenue was 56.2%, 50.2% and 51.7% in 2019, 2020 and 2021, respectively. The total revenue from non-surgical aesthetic medical services for 2021 decreased by 26.2%.

● Surgical aesthetic medical services. Our surgical aesthetic medical services primarily consist of services such as eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction. Our revenue from surgical aesthetic medical services was RMB319.2 million, RMB401.6 million and RMB243.1 million (US$38.1 million) in 2019, 2020 and 2021, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 36.7%,  44.5% and 37.7% in 2019, 2020 and 2021, respectively. The total revenue from surgical aesthetic medical services for 2021 decreased by 39.5%.

General healthcare services and other aesthetic medical services

General healthcare services and other aesthetic medical services primarily consist of a range of medical services, such as internal medicine, urology, gynecology and obstetrics treatments, as well as various other aesthetic medical treatments, such as dentistry, dermatology and hair loss treatments. Our revenue from general healthcare services and other aesthetic medical services was RMB60.2 million, RMB47.3 million and RMB68.3 million (US$10.7 million), respectively, representing 6.9%, 5.3% and 10.6% of our total revenue, respectively, in 2019, 2020 and 2021. The total revenue from general healthcare services and other aesthetic medical services for 2021 increased  by 44.4% primarily due to the expansion and renovation of specialist departments’ operating area in Pengcheng Hospital as well as increasing part-time expert cooperation, which drived a high organic growth.

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

In 2019, 2020 and 2021, our cost of sales and services rendered amounted to RMB275.9 million, RMB356.8 million and RMB376.1 million (US$59.0 million), respectively, representing 31.7%, 39.6% and 58.3% of our total revenue, respectively.

Gross margin

The table below sets forth a breakdown of our gross margin by service offering for the periods indicated.

	Gross margin
	for the year ended December 31,
	2019	2020	2021
Non-surgical aesthetic medical services	71.5%	59.4%	39.4%
Minimally invasive aesthetic treatments	69.0%	62.1%	43.1%
Energy-based treatments	73.7%	56.5%	35.4%
Surgical aesthetic medical services	66.1%	63.0%	50.9%
General healthcare services and other aesthetic medical services	52.6%	48.0%	20.6%
Overall	68.2%	60.4%	41.7%

The overall decrease in gross margin from 2020 to 2021 is mainly due to our enhanced promotional efforts in response to the COVID-19 pandemic that led to decrease revenue per treatment.

Selling expenses

Selling expenses primarily consist of advertising and marketing expenses, and the employee benefit expenses for our sales team. In 2019, 2020 and 2021, our selling expenses amounted to RMB413.1 million, RMB510.6 million and RMB404.7 million (US$63.5 million), respectively, representing 47.5%, 56.6% and 62.7% of our revenue in the corresponding period. Excluding the impact from Hanfei, the selling expenses would have increased by 0.4% to RMB404.7 million (US$63.5 million) from RMB402.9 million in 2020, primarily due to the consistence in implementing proactive marketing and sales initiatives in cope with challenging market situation.

General and administrative expenses

General and administrative expenses primarily consist of employee benefit expenses for our management team, as well as the utility and office expense and rental expense incurred in relation to our administrative staff. In 2019, 2020 and 2021, our general and administrative expenses amounted to RMB196.3 million, RMB230.6 million and RMB207.0 million (US$32.5 million), respectively, representing 22.6%, 25.6% and 32.1% of our revenue in the corresponding period. The general and administrative expenses in 2021 decreased by 10.2%, primarily due to optimization of administrative expenses and management labor costs.

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

Fair value loss of convertible note

We designated our convertible note as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible note of RMB5.2 million, RMB1.6 million and RMB4.2 million (US$0.7 million) in 2019, 2020 and 2021, respectively. The convertible note was redeemed in November 2019. On Septemer 17, 2020, we entered into a convertible note purchase agreement. As at December 31, 2021, the outstanding convertible note was RMB38.1 million.

Fair value gain/(loss) of exchangeable note liabilities

We designated our exchangeable note liabilities as financial liabilities at fair value through profit or loss. They were initially recognized at fair value. They are carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value gain of exchangeable note liabilities of RMB45.3 million in 2019. The exchangeable notes liabilities were exchanged into equity interest in our company in October 2019. As of December 31, 2021, there were no outstanding exchange note liabilities.

Fair value (loss)/gain of derivative financial instrument

We designated our derivative financial instrument as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value gain of derivative financial instrument of RMB0.3 million (approximately US$43,000) in 2019. No derivative financial instrument was recorded as of December 31, 2020 and 2021.

Impairment of non-current assets

We designated our goodwill, tradenames and property, plant and equipment as a non-financial asset. They were tested annually for impairment. We recorded an impairment of non-current assets of RMB1.4 million, RMB33.0 million and RMB314.0 million (US$49.3 million) in 2019, 2020 and 2021, respectively. The impairment loss in respect of goodwill of RMB1.4 million in 2019 arose in Nanchang Pengai following our decision to gradually cease the operations of Nanchang Pengai and build up, Nanchang Pengai Xiuqi, another new aesthetic hospital in the same province in 2020. We recognized impairment loss in respect of non-current assets of RMB314.0 million (US$49.3 million) in 2021, representing an increase from RMB33.0 million in 2020, primarily due to our strategic restructuring and impairment assessments at cash-generating unit level and noted several recoverable amounts, which were lower than their carrying amounts for certain cash-generating units. Relevant impairments are non-operating and non-cash items.

Income tax expense

Our income tax expense consists of current income taxation and deferred income tax credit or charge. Our subsidiaries established and operated in the PRC are subject to PRC enterprise income tax at the rate of 25%. The following table shows a breakdown of our income tax expense for the periods indicated.

	For the year ended on
	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Current income taxation:
—PRC enterprise income tax	20,393	486	8,208	1,562
Deferred income tax (credit)/charge	(6,357)	(13,073)	(20,006)	(3,413)
Total	14,036	(12,587)	(11,798)	(1,851)

Our effective tax rates were (9.2)%, (4.9)% and (1.7)% for the years ended December 31, 2019, 2020 and 2021, respectively, which fluctuation was mainly due to the tax loss not recognised and non-taxable fair value changes in relation to our convertible redeemable preferred shares, convertible note, exchangeable note liabilities, and derivative financial instruments, as well as certain other non-tax deductible expenses such as the interest expense on convertible note, share-based compensation expenses, and professional fees in relation to our financing activities but are not capitalized.

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

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/Profit before income tax	152,364	(259,492)	(681,314)	(106,913)
Adjusted for:
Fair value (gain)/loss of convertible redeemable preferred shares	(136,656)	—	—	—
Fair value loss of convertible note	5,193	1,599	4,240	665
Fair value (gain)/loss of exchangeable note liabilities	(45,274)	—	—	—
Fair value (gain)/loss of derivative financial instrument	(301)	—	—	—
Interest expense on convertible note	4,144	—	—	—
Share-based compensation expenses	47,788	78,967	35,463	5,565
Professional fees	7,153	18,581	30,570	4,797
IT - related expenses paid to a related party	2,500	—	—	—
Roadshow and marketing expenses	13,490	—	—	—
Impairment of non-current assets	1,405	32,969	313,959	49,267
Loss on disposal of Wuhan Pengai	2,070	—	—	—
Loss on disposal of subsidiaries	—	1,531	21,558	3,383
Loss on disposal of an associate	—	927	—	—
Donation	—	1,330	—	—
Exchange loss	5,123	—	—	—
Adjusted profit/(loss) before income tax for the year	58,999	(123,588)	(275,524)	(43,236)
Effective tax rate based on adjusted profit before income tax	23.8%	10.2%	4.3%

Our income tax expense as a percentage of the adjusted profit before income tax for the years ended December 31, 2019, 2020 and 2021 were 23.8%, 10.2% and 4.3%, respectively.

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

Results of operations

The following table sets forth our results of operations for the periods indicated in absolute amounts and as a percentage of revenue.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	869,050	901,573	645,593	101,308
Cost of sales and services rendered	(275,948)	(356,796)	(376,092)	(59,017)
Gross profit	593,102	544,777	269,501	42,291
Selling expenses	(413,068)	(510,608)	(404,683)	(63,504)
General and administrative expenses	(196,329)	(230,646)	(206,971)	(32,479)
Finance income	388	1,185	113	18
Finance costs	(24,293)	(29,189)	(27,230)	(4,273)
Other gains, net	18,669	600	6,074	954
Fair value gain/(loss) of the convertible redeemable preferred shares	136,656	—	—	—
Fair value loss of convertible note	(5,193)	(1,599)	(4,240)	(665)
Fair value gain/(loss) of exchangeable note liabilities	45,274	—	—	—
Fair value gain/(loss) of derivative financial instrument	301	—	—	—
Impairment of non-current assets	(1,405)	(32,969)	(313,959)	(49,267)
Share of profits/(losses) of investments accounted for using the equity method	(1,738)	(1,043)	81	12
(Loss)/profit before income tax	152,364	(259,492)	(681,314)	(106,913)
Income tax expense	(14,036)	12,587	11,798	1,851
(Loss)/profit for the year	138,328	(246,905)	(669,516)	(105,062)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Our revenue decreased by 28.4% to RMB645.6 million (US$101.3 million) in 2021 from RMB901.6 million in 2020. Excluding the impact from the consolidation of Hanfei’s results, our total revenue in 2021 would have been RMB645.6 million (US$101.3 million), representing an decrease of 10.4% from 2020 which was mainly due to (1) the divestment and cease of operation of treatment centers during the Year, (2) the direct and indirect impact brought by COVID-19 outbreak, and (3) the change of accounting estimates and judgements in face of the continuous outbreak of COVID-19 pandamic.

Non-surgical aesthetic medical services

Our revenue from non-surgical aesthetic medical services decreased by 26.2% to RMB334.2 million (US$52.5 million) in 2021 from RMB452.7 million in 2020, among which revenue from energy-based treatments decreased by 28.0% to RMB157.1 million (US$24.7 million) from RMB218.1 million in 2020, and revenue from minimally invasive aesthetic medical services decreased by 24.5% to RMB177.2 million (US$27.8 million) in 2021 from RMB234.6 million in 2020.

Excluding the impact from the consolidation of Hanfei’s results, our revenue from non-surgical aesthetic medical services would have decreased by 12.9% to RMB334.2 million (US$52.5 million) in 2021 from RMB383.7 million in 2020, among which revenue from energy-based treatments decreased by 20.2% to RMB157.1 million (US$24.7 million) from RMB196.8 million in 2020, and revenue from minimally invasive aesthetic medical services decreased by 5.2% to RMB177.2 million (US$27.8 million) from RMB186.9 million in 2020.

Surgical aesthetic medical services

Our revenue from surgical aesthetic medical services decreased by 39.5% to RMB243.1 million (US$38.1 million) from RMB401.6 million in 2020. Excluding the impact from the consolidation of Hanfei’s results, our revenue from surgical aesthetic medical services would have been RMB243.1 million (US$38.1 million) in 2021, representing a 16.7% decrease from 2020.

General healthcare services and other aesthetic medical services

Our revenue from general healthcare services and other aesthetic medical services increased by 44.4% to RMB68.3 million (US$10.7 million) from RMB47.3 million in 2020. Excluding the impact from the consolidation of Hanfei’s results, our revenue from general healthcare services and other aesthetic medical services would have been RMB68.3 million (US$10.7 million) in 2021, representing a 52.5% increase from 2020. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

Our cost of sales and services rendered increased by 5.4% to RMB376.1 million (US$59.0 million) from RMB356.8 million in 2020.

Gross profit

As a result of the foregoing, our gross profit decreased by 50.5% to RMB269.5 million (US$42.3 million) from RMB544.8 million (US$83.5 million) in 2020. Our gross margin decreased to 41.7% from 60.4% in 2020 primarily due to the increase in the sales of more economic packages in the competitive and challenging market, and the decrease in revenue.

Non-surgical aesthetic medical services

Our gross margin for non-surgical aesthetic medical services decreased to 39.4% from 59.4% in 2020. Our gross margin for minimally invasive aesthetic treatments decreased to 43.1% from 62.1% in 2020 and our gross margin for energy-based treatments decreased to 35.4% from 56.5% in 2020.

Excluding the impact from the consolidation of Hanfei’s results, our gross margin for non-surgical aesthetic medical services would have decreased to 39.4% in 2021 from 57.5% in 2020, our gross margin for minimally invasive aesthetic treatments would have decreased to 43.1% in 2021 from 59.5% in 2020, and our gross margin for energy-based treatments would have decreased to 35.4% from 55.6% in 2020.

In 2021, without considering the one-off impact from Hanfei, non-surgical aesthetic  medical services took account for 84.1% of our total treatments in terms of the number of treatments, which increased from 74.2% in 2020, and the gross margin decreased to 39.4% from 57.5% in 2020.

Surgical aesthetic medical services

Our gross margin for surgical aesthetic medical services decreased to 50.9% from 63.0% in 2020. Excluding the impact from the consolidation of Hanfei’s results, our gross margin for surgical aesthetic medical services would have decreased to 50.9% from 59.0% in 2020.

General healthcare services and other aesthetic medical services

Our gross margin for general healthcare services and other aesthetic medical services significantly decreased to 20.6% from 48.0% in 2020. Excluding the impact from the consolidation of Hanfei’s results, our gross margin for general healthcare services and other aesthetic medical services would have decrease to 20.6% in 2021 from 47.3% in 2020.

Selling expenses

Our selling expenses decreased by 20.7% to RMB404.7 million (US$63.5 million) in 2021 from RMB510.6 million in 2020. Selling expenses as a percentage of our total revenue increased to 62.7% from 56.6% in 2020. Excluding the impact from Hanfei, the selling expenses would have increased by 0.4% to RMB404.7 million (US$63.5 million) from RMB402.9 million in 2020, primarily due to the consistence in implementing proactive marketing and sales initiatives in cope with challenging market situation.

General and administrative expenses

Our general and administrative expenses decreased by 10.2% to RMB207.0 million (US$32.5 million) from RMB230.6 million in 2020. Excluding the impact from Hanfei, general and administrative expenses in 2021 would have decreased by 5.9% to RMB207.0 million (US$32.5 million) from RMB220.0 million in 2020, primarily due to optimization of administrative expenses and management labor costs.

Finance costs

Our finance costs decreased by 6.8% to RMB27.2(US$4.3 million) from RMB29.2 million in 2020, primarily due to increased borrowings and increased interest expenses for borrowings from the banks and other financial institutions.

Other gains, net

Our other gains, net increased to RMB6.1 million (US$1.0 million) in 2021 from RMB0.6 million in 2020, mainly as a result of as a result of decrease in lease liabilities which are no longer applicable.

Fair value loss of convertible note

We recorded a fair value loss of convertible note of RMB4.2 million (US$0.7 million) in 2021 compared to RMB1.6 million in 2020. On Septemer 17, 2020, we entered into a convertible note purchase agreement. As of December 31, 2021, the outstanding convertible note was RMB38.1 million.

Impairment of non-current assets

We recogniszed impairment loss in respect of non-current assets of RMB314.0 million (US$49.3 million) in 2021, representing a significant increase from RMB33.0 million in 2020. We incurred impairments during 2021, primarily due to our strategic restructuring. The change of non-current assets was primarily because we performed impairment assessments at cash-generating unit level and noted several recoverable amounts which were lower that their carrying amounts for certain cash-generating units. Relevant impairments are one-off and non-cash items.

Income tax expense/(credit)

We recorded an income tax credit of RMB11.8 million (US$1.9 million) as compared to an income tax credit of RMB12.6 million in 2020.

Loss/profit for the year

As a result of the foregoing, our net loss was RMB669.5 million (US$105.1 million) in 2021, compared with a net loss of RMB246.9 million in 2020. Hanfei contributed net profit of RMB4.0 million (US$0.6 million) during the post-acquisition period and the loss on disposal of Hanfei was RMB0.8 million (US$0.1 million).

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For a detailed description of the comparison of our operating results for the year ended December 31, 2020 with those for the year ended December 31, 2019, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year year ended December 31, 2020 compared to year ended December 31, 2019” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020.

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

5.B.Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, issuances of securities and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support an increase in our scale of operations as well as investments for business expansion.

We had net current liabilities of RMB427.9 million as at December 31, 2021, which included current borrowings of RMB156.2 million. We had operating loss of RMB331.9 million and net operating cash inflows of RMB51.1 million for the year ended December 31, 2021, primarily due to the increase in the sales of more economic packages in the competitive and challengeing market, and the decrease in revenue. After considering the gradual recovery of business post the COVID-19 outbreak, our expected cash flow from future operations taking into consideration of business growth, funds from bank borrowings and other sources of financing, we concluded that we have sufficient financial resources to meet our financial obligations as and when they fall due and continue our operation in the next 12 months, subject to any uncertainty of the development of COVID-19.

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

Cash flows

The following table presents selected cash flow data from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	86,761	(843)	51,091	8,017
Net cash used in investing activities	(114,172)	(127,368)	(11,525)	(1,809)
Net cash generated from financing activities	79,561	17,697	(45,235)	(7,098)
Net (decrease)/increase in cash and cash equivalents	52,150	(110,514)	(5,669)	(890)
Cash and cash equivalents at beginning of the year	101,886	154,490	44,384	6,965
Cash and cash equivalents at the end of the year	154,490	44,384	39,289	6,165

Net cash generated from/(used in) operating activities

Our net cash generated from operating activities in 2021 was RMB51.1 million (US$8.0 million) , primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB27.2 million (US$4.3 million), depreciation of property, plant and equipment of RMB93.2 million (US$14.6 million), share-based compensation of RMB35.5 million (US$5.6 million), impairment of non-current assets of RMB314.0 million (US$49.3 million), which was primarily goodwill, tradename and property, plant and equipment.

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

Net cash used in investing activities

Our net cash used in investing activities in 2021 was RMB31.5 million (US$4.9 million), Our net cash used in investing activities in 2020 was RMB127.4 million (US$19.5 million), primarily reflecting purchase of and deposit paid for property, plant and equipment of RMB38.4 million (US$5.9 million), the deposit of long term investment of RMB21.3 million (US$3.3 million), and net cash used in business combinations of RMB70.0 million (US$10.7 million) primarily due to the four business acquisitions in 2020. If excluding the impact from Hanfei, our net cash used in investing activities in 2020 was RMB122.7 million (US$18.8 million).

Our net cash used in investing activities in 2019 was RMB114.2 million, primarily reflecting purchase of property, plant and equipment of RMB69.1 million, the deposit of long term investment of RMB31.2 million, and net cash used in business combinations of RMB28.9 million primarily for the acquisition of Shenzhen Pengai Yueji.

Net cash generated/(used in) from financing activities

Our net cash used in financing activities in 2021 was RMB45.2 million (US$7.1 million), primarily reflecting proceeds from borrowing of RMB240.9 million (US$37.8 million), partially offset by repayment of borrowings of RMB 221.6 million (US$34.8 million), and repayment of lease liabilities of RMB50.6 million (US$7.9 million) and interest paid of RMB12.8 million (US$2.0 million).

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

Indebtedness

Bank borrowings

The principal banks on our borrowings are Shanghai Pudong Development Bank, China Everbright Bank and Hua Xia Bank. As of December 31, 2021, the outstanding principal balance of these loan was RMB46.2 million, RMB27.5 million and RMB23.5 million respectively.

Borrowings from other financial institution

In 2021, we entered into borrowings arrangements with third-party financial institution. As of December 31, 2021, the total outstanding principal balance of these borrowings was RMB131.9 million (US$20.7 million).

The loan and credit facility are guaranteed by our subsidiary and our related parties, and secured by some of their properties and/or our properties. The effective interest rate on these bank and other borrowings was 6.86% in 2021. Neither of these borrowings have any financial covenant requirements.

Convertible note

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

As of December 31, 2021, all of the exchangeable notes were exchanged into such number of our series B preferred shares re-designated from the corresponding number of ordinary shares held by the issuers of such notes and transferred to the holder, as is equal to the quotient of the outstanding principal amount of the exchangeable notes divided by the then applicable exchange price.

Capital expenditures

Our capital expenditure in 2021 was RMB33.4 million (US$5.2 million), attributable to (i) purchase of property, plant and equipment and intangible assets, which mainly consists of machinery and equipment, including RMB13.1 million (US$2.1 million) for Pengcheng Hospital, RMB13.3 million (US$2.1 million) for Shenzhen Pengai Hospital Investment Management Co., Ltd., RMB2.4 million (US$0.4 million) for Huizhou Pengai, RMB1.2 million (US$0.2 million) for Haikou Pengai RMB0.9 million (US$0.1 million) for Shenzhen Xiuqi.

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

Material Cash Requirements

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

We did not have any off-balance sheet arrangements as of December 31, 2021.

Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2021. Amounts we pay in future periods may vary from those reflected in the table.

		Less than			More than
	Total	1 year	1 to 2 years	2 to 5 years	5 years

	RMB in thousands
Operating lease obligations(1)	160,801	32,964	30,810	58,745	38,282
Borrowings	238,594	160,646	77,948	—	—
Total	399,395	193,610	108,758	58,745	38,282

Note:

(1)

We lease premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2021.

5.C.Research and Development, Patents and Licenses, etc.

We did not have in place research and development plans, and did not incur research and development expenses from January 1, 2019 to December 31, 2021.

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Item 6.Directors, Senior Management and Employees

6.A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Positions(s)
Zhou Pengwu*	67	Chairman of the Board of Directors and Chief Executive Officer
Ding Wenting*	57	Vice-chairwoman of the Board of Directors and Chief Marketing Officer
Hu Qing	58	Director and Chief Operating Officer
Zhou Yitao*	43	Director and Chief Medical Technique Officer
Wei Zhinan Nelson	42	Director
Yan Hongfei	37	Director
Cathy Peng	57	Independent Director
Xue Hongwei	43	Independent Director
Tsang Eric Chi Wai	69	Independent Director
Wu Guanhua	40	Chief Financial Officer
*	Ms. Ding Wenting is the wife of Dr. Zhou Pengwu and Dr. Zhou Yitao is the son of Dr. Zhou Pengwu.

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

6.B.Compensation

Compensation of directors and executive officers

For the year ended December 31, 2021, we paid an aggregate of RMB6.8 million (US$1.1 million) in cash and other benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In June 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, or the Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Share Incentive Plan was 5,940,452 shares. As of the date of this annual report, all options under the Share Incentive Plan to purchase ordinary shares have been granted and option to purchase 1,270,445 ordinary shares are outstanding.

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

	Ordinary
	shares
	underlying
	outstanding
	options and
	subject	Exercise			Expiration
Directors and Executive Officers	to vesting	price		Date of grant	date
Hu Qing	1,142,984	US$	0.001	June 1, 2019	May 31, 2029
Zhou Yitao	849,000	US$	0.001	June 1, 2019	May 31, 2029
Wu Guanhua	849,000	US$	0.001	June 1, 2019	May 31, 2029
All directors and officers as a group	2,840,984	US$	0.001	June 1, 2019	May 31, 2029

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

6.C.Board Practices

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

Audit committee. Our audit committee currently consists of Mr. Xue Hongwei, Mr. Eric Chi Wai Tsang and Ms. Cathy Peng, and is chaired by Ms. Xue Hongwei. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. We have determined that Mr. Xue Hongwei qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

● selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

● reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

● reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

● discussing the annual audited financial statements with management and the independent registered public accounting firm;

● reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

● annually reviewing and reassessing the adequacy of our audit committee charter;

● meeting separately and periodically with management and the independent registered public accounting firm; and

● reporting regularly to the board.

Compensation committee. Our compensation committee currently consists of Ms. Cathy Peng, Mr. Xue Hongwei and Mr. Eric Chi Wai Tsang, and is chaired by Ms. Cathy Peng. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

● reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

● reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

● periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and corporate governance committee. Our nominating and corporate governance committee concurrently consists of Mr. Zhou Pengwu, Mr. Xue Hongwei and Ms. Cathy Peng, and is chaired by Zhou Pengwu. Mr. Xue and Ms. Peng satisfty the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

● recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

● reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

● selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

● monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Appointment of directors by our principal shareholders

Pursuant to our fourth amended and restated memorandum and articles, and notwithstanding otherwise provided therein to the contrary,

● for so long as ADV continues to hold ordinary shares and/or the American depositary shares representing our ordinary shares that represent at least 10% of our issued and outstanding ordinary shares, ADV shall have the right to appoint one director, by a written notice of appointment to us duly executed by ADV together with a written consent to such appointment from the director nominee, provided that ADV’s right to appoint such director shall be subject to our compliance with the director nomination procedures required under applicable corporate governance rules of the applicable listing rules. The first one acquirer (including affiliates of such acquirer) that is not an ADV’s affiliate of ADV’s ordinary shares and/or American depositary shares representing the ordinary shares representing at least 10% of our issued and outstanding ordinary shares shall have the right to appoint one director in the same manner provided above; and

● for so long as IDG continue to collectively hold our ordinary shares and/or the American depositary shares representing the ordinary shares that represent at least 5% of our issued and outstanding ordinary shares, IDG shall have the right to appoint one director subject to the same procedures and restrictions provided above. Such right of IDG is not assignable.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

● convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

● declaring dividends and distributions;

● appointing officers and determining the term of office of the officers;

● exercising the borrowing powers of our company and mortgaging the property of our company; and

● approving the transfer of shares in our company, including the registration of such shares in our share register.

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

6.D.Employees

Overview

We had 1,542, 1,550 and 1,451 employees in our wholly or majority owned medical institutions as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth certain information about our employees by function as of December 31, 2021.

	Number of	Percent of total
Function	employees	employees
Management	5	0.3%
Doctors (full-time)	113	7.8%
Other Medical Staff(1)	307	21.1%
Sales and Marketing	156	10.8%
Image Consultants	250	17.2%
Customer Service	325	22.4%
Finance and Accounting	52	3.6%
Human Resource and Administration	172	11.9%
Auxiliary Medical Staff(2)	71	4.9%
Total	1,451	100%

Notes:

(1)	Includes nurses and medical technicians who are required to hold licenses.
(2)	Includes unlicensed medical staff who perform auxiliary functions during treatments.

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

Qualified medical professionals

The qualification and expertise of doctors are vital to the quality of our healthcare services and our competitiveness. As of December 31, 2021, all of our 169 doctors (full-time and part-time) had obtained Doctor Qualification Certificates, and all our nursing staff have obtained Nurse Practice Certificates.

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

As of December 31, 2021, our team of 169 doctors (including full-time and part-time) comprised six chief physicians, 31 associate-chief physicians, 72 attending physicians, 60 resident physicians in China. The majority of our doctors worked exclusively at our treatment centers while 56 of our doctors split their practice with other hospitals as of December 31, 2021. Our doctors typically receive compensation in the form of a salary plus bonus based on the number of procedures performed. Our doctors were supported by 307 other medical staff, including nurses and pharmacists, as of December 31, 2021.

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 30, 2022 by:

● each of our directors and executive officers; and

● each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 70,703,671 ordinary shares outstanding as of April 30, 2022. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Executive officers and directors**:
Zhou Pengwu(1)	22,237,744	31.4%
Ding Wenting(4)	15,490,692	21.9%
Hu Qing(8)	1,142,984	1.6%
Zhou Yitao(8)	849,000	1.2%
Wei Zhinan Nelson(3)	—	—
Yan Hongfei(3)	—	—
Peng Cathy	—	—
Xue Hongwei	—	—

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Tsang Eric Chi Wai	—	—
Wu Guanhua(8)	849,000	1.2%
All executive officers and directors as a group	40,774,826	55.1%
Principal shareholders:
Seefar Global Holdings Limited(2)	16,122,965	22.8%
Peak Asia Investment Holdings V Limited(3)	15,576,960	22.0%
Jubilee Set Investments Limited(4)	15,490,692	21.9%
IDG Funds(5)	2,376,522	3.4%
Shengli Family Limited(6)	1,270,445	1.8%
Pengai Hospital Management Corporation(7)	3,220,717	4.5%
*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.
**	The business address of all directors and officers is 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China.
(1)

Represents (i) 16,122,965 ordinary shares was held by Seefar Global Holdings Limited as further disclosed in note (2) below; (ii) 1,270,445 ordinary shares was held through Shengli Family Limited as further disclosed in note (6) below; and (iii) 3,220,717 ordinary shares was held by Pengai Hospital Management Corporation, a company incorporated in the BVI, which is owned by Dr. Zhou Pengwu and Ms. Ding Wenting as to 51.0% and 49.0%, respectively, as further disclosed in note (7) below. Dr. Zhou Pengwu and Ms. Ding Wenting are spouse and each of Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to have the beneficial ownership of the shares held by each other. As reported in the Schedule 13G jointly filed by Dr. Zhou Pengwu, Seefar Global Holdings Limited, Pengai Hospital Management Corporation and Shengli Family Limited in 2020, and the Schedule 13G jointly filed by Ms. Ding Wenting and Jubilee Set Investments Limited in 2020, each of Dr. Zhou Pengwu and Ms. Ding Wenting disclaims beneficial ownership of any of our ordinary shares beneficially owned by the other.

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

(5)

Represents 2,376,522 ordinary shares held by IDG, including IDG-Accel China Growth Fund III L.p., IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China III Investors L.P., IDG-Accel China Growth Fund GP III Associates Ltd., IDG Technology Venture Investment IV, L.p., IDG Technology Venture Investment IV, LLC. Mr. Quan Zhou and Mr. Chi Sing Ho may be deemed to have controlling power over the IDG Funds. The registered address of IDG Technology is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The registered address of each of IDG-ACCEL China Growth Fund III L.P. and IDG-ACCEL China III Investors L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(6)

Represents 1,270,445 ordinary shares held by Shengli Family Limited, a company incorporated in the BVI, which is wholly owned by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under our Share Incentive Plan. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. In addition, the voting rights attached to those ordinary shares held by Shengli Family Limited cannot be exercised without written consent of Dr. Zhou Pengwu. For details, see “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan.” The registered address of Shengli Family Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, BVI.

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

Item 7.Major Shareholders and Related Party Transactions

7.A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.Related Party Transactions

Agreements and transactions with investors

Convertible note

As at December 31, 2021 and the date of this annual report, the convertible note outstanding was RMB38.1 million. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Convertible note.”

Exchangeable notes

As at December 31, 2021 and the date of this annual report, there was no exchangeable note outstanding. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Exchangeable notes.”

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

As at December 31, 2021, the outstanding bank borrowing and other borrowings guaranteed by our related parties and secured by some of their properties and/or our properties was RMB71.9 million (US$11.3 million). We paid off the outstanding bank borrowings guaranteed by our related parties in August 2020 and December 2021, and the outstanding other borrowings in March 2021, respectively.

Lease agreement

In November 2017, Pengcheng Hospital entered into a lease agreement with Shenzhen Jiayan Investment Industrial Development Co., Ltd. or Shenzhen Jiayan, which is wholly owned by our directors, Dr. Zhou Pengwu and Ms. Ding Wenting. Pursuant to the lease agreement, Pengcheng Hospital will pay Shenzhen Jiayan a monthly rent of RMB188,521. The lease agreement expires in October 2022.

Loans to directors and executive officers

In 2018, we provided loans to certain of our directors and executive officers. The loans are interest-free and payable on demand. As of December 31, 2021 and the date of this annual report, there was no outstanding loan provided by us to our directors and executive officers and the balance due from our directors and executive officers were nil and nil, respectively.

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

7.C. Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

8.A.Consolidated Statements and Other Financial Information

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

9.C. Markets

See “—9.A. Offering and Listing Details.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

Item 10.Additional Information

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

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

Dividends

Our board of directors may, from time to time, declare dividends on the shares subject to our fourth amended and restated memorandum and articles of association and the Companies Act. The holders of our ordinary shares are entitled to receive such dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose. Under Cayman Islands law, payment of the dividends may be made out of the following:

● profits, realized or unrealized, or any reserve set aside from profits;

● “share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital; or

● any other fund or account which can be authorized for this purposes in accordance with the Companies Act.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

● the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

● the instrument of transfer is in respect of only one class of ordinary shares;

● the instrument of transfer is properly stamped, if required;

● in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

● a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Winding up; liquidation

Pursuant to our fourth amended and restated articles of association, if our company shall be wound up the liquidator may, with the sanction of a special resolution of our  company, divide amongst the shareholders in specie or kind the whole or any part of the assets of our company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

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

Variations of rights of shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the consent in writing of at least two thirds of the shares of that class or the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General meetings of shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman or any director where required to do so pursuant to a requisition by one or more shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than 40% of all votes attaching to the issued and outstanding shares that carry the right to vote at general meetings. Advance notice of not less than seven calender days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of our total number of shares in issue.

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

Changes in capital

We may from time to time by ordinary resolution:

● increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

● consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

● sub-divide our existing shares, or any of them into shares of a smaller amount; or

● cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

Exempted company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

● does not have to file an annual return of its shareholders with the Registrar of Companies;

● is not required to open its register of members for inspection;

● does not have to hold an annual general meeting;

● may issue shares with no par value;

● may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

● may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

● may register as a limited duration company; and

● may register as a segregated portfolio company.

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

To the fullest extent permitted by law but in addition to such other requirements as may be provided in our fourth amended and restated articles of association and the applicable laws, for so long as Dr. Zhou Pengwu, together with his affiliates, continues to beneficially own our ordinary shares that represent at least 15% of the then issued and outstanding ordinary shares, in no event shall the actions listed below be taken, or otherwise permitted, by or on behalf of us or any of our subsidiaries, without the written consent of Dr. Zhou Pengwu, provided that no such written consent shall be required under certain circumstances set forth in our fourth amended and restated articles of association:

● any mergers, acquisitions, joint ventures, partnerships and alliances of or by us or any of our subsidiaries, whether in one or a series of related transactions, where the consideration, whether in cash, securities or other form, paid for or payable by us and our subsidiaries pursuant to or in the course of such transactions is greater than or equal to RMB100,000,000 in the aggregate (taking into account amounts paid or payable in respect of all related transactions entered into connection therewith); and

● the appointment or removal of our chief officers, including the chief executive officer, the chief financial officer, the chief marketing officer, the chief operating officer, the chief medical technique officer, and the chief strategy officer.

To the fullest extent permitted by law but in addition to such other requirements as may be provided in our fourth amended and restated articles of association and the applicable laws, notwithstanding anything therein to the contrary, in no event shall the following actions be taken, or otherwise permitted, by or on behalf of us or any of our subsidiaries, unless and until approved by an ordinary resolution, or, if required by the Companies Act, a special resolution:

● any voluntary delisting of our securities;

● a Change of Control Event (as defined in our fourth amended and restated articles of association); and

● any transfer or other disposal of any assets, businesses or securities of any of us and our subsidiaries, which are (i) outside the ordinary course of business of our relevant subsidiary; or (ii) which involve the transfer or disposal of 50% or greater of our and our subsidiaries’ consolidated assets or accounted for 50% or greater of our and our subsidiaries’ consolidated revenue, each as presented in our latest audited consolidated financial statements.

10.C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report during the two years immediately preceding the date of this annual report.

10.D.Exchange Controls

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

10.E.Taxation

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

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

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

This discussion is not a complete description of all tax considerations that may be relevant to particular investors in light of their individual circumstances or investors subject to special tax rules, such as:

● broker or dealers in securities or currencies;

● dealers or traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

● banks or certain financial institutions;

● insurance companies;

● tax-exempt organizations;

● individual retirement accounts and other tax deferred accounts;

● partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

● regulated investments companies or real estate investment trusts;

● persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

● persons whose functional currency for tax purposes is not the U.S. dollar;

● U.S. expatriates;

● persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

● persons who acquired the ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

● persons liable for alternative minimum tax;

● persons holding ADSs or ordinary shares in connection with a trade or business outside the United States; or

● persons that own or are deemed to own 10% or more of (i) the total combined voting power of all classes of our voting stock or (ii) the total value of all classes of our stock (including ADSs and ordinary shares).

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

For purposes of the U.S. federal income tax discussion below, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares who or that is:

● An individual citizen or resident of the United States for U.S. federal income tax purposes;

● a corporation, or other entity classified as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

● an estate the income of which is subject to U.S. federal income tax regardless of its source; or

● a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

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

Based the composition of our assets and income, including goodwill, which is based on the price of ADSs, we do not believe we were a PFIC for the taxable year ending December 31, 2021. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

10.F.Dividends and Paying Agents

Not Applicable.

10.G.Statement by Experts

Not Applicable.

10.H.Documents on Display

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

10.I.Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, our post-tax results would increase or decrease by RMB3.1 million, RMB0.7 million and RMB0.3 million (US$ 0.05 million) in 2019, 2020 and 2021, respectively.

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

In 2019, 2020 and 2021, interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, our post-tax results for the year would have been RMB74,000, RMB47,000 and RMB48,070 (US$7,543) lower/higher, respectively, mainly as a result of higher/lower interest expenses on floating rate borrowings.

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

Item 12.Description of Securities Other Than Equity Securities

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Deutsche Bank Trust Company Americas, an indirect wholly owned subsidiary of Deutsche Bank A.G., with its principal office at 60 Wall Street, New York, NY 10005, United States of America, acts in its capacity as the depositary bank to our ADR program since October 2019.

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

● To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

● Distribution of cash dividends	Up to US$0.05 per ADS held

● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

● Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

● Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

● Expenses incurred for converting foreign currency into U.S. dollars.

● Expenses for cable, telex and fax transmissions and for delivery of securities.

● Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

● Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

● Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

● Any applicable fees and penalties thereon.

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

PART II.

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. — 14.D.Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.Use of Proceeds

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

As a result, as of December 31, 2021, we used approximately all of the proceeds received from the initial public offering for the purposes mentioned.

Item 15.Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

The material weakness identified related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. To remedy the identified material weakness, we have implemented, and plan to continue to implement the following measures:

● formulating internal accounting and internal control guidance on evaluation of complex non-routine transactions; and

● establishing ongoing program to provide sufficient and appropriate IFRS trainings to our accounting staff.

To remediate our identified material weakness, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired senior financial officers, each of whom has a solid understanding of and extensive work experience involving complex non-routine transactions. In 2020, we provided our accounting and finance staff with financial reporting and IFRS trainings. We will continue to provide our accounting and finance staff with trainings regularly, and we will continue to review and improve key controls over financial reporting. Our management concluded that the material weakness had not been remediated as of December 31, 2020. We are fully committed to continue to implement measures to remediate our material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—3.D. Risk factors—Risks relating to our business and our industry A material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.” In the fiscal year 2021, we have not identified any material weakness in our internal control over financial reporting.

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

Item 16.A.Audit Committee Financial Expert

Our board of directors has determined that Xue Hongwei, an independent director and chair of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules.

Item 16.B.Code of Ethics

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

Item 16.C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Union Power HK CPA Limited, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Audit fees(1)	10,852	5,500	8,254
Tax fees(2)	21	—	—
	10,873	5,500	8,254
(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, including audit fees relating to our initial public offering in 2019.

(2)	“Tax fees” means the aggregate fees billed for the professional tax services rendered by our principal auditors.

The policy of our audit committee is to pre-approve all auditing services and all non-audit services permitted to be performed by Union Power HK CPA Limited, our independent registered public accounting firm, including audit services and tax services as described above, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit.

Item 16.D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2020, our board of directors announced a share repurchase program pursuant to which we would repurchase up to US$6.0 million worth of our ADSs. 45,000 ADSs were repurchased in 2020, and 0 ADS was repurchased from January 1, 2021 up to May 13, 2022 in the open market pursuant to the applicable share repurchase programs.

Item 16.F	Change in Registrant’s Certifying Accountant

On November 17, 2021, we informed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) our decision to dismiss PwC as our independent registered public accounting firm with immediate effect. Effective on January 28, 2022, we appointed Union Power HK CPA Limited (“Union Power”) as our independent registered public accounting firm for the audit of our financial results of the three fiscal years ended December 31, 2021. We did not consult Union Power on the application of accounting principles to any specified transaction or any matter that was the subject of any disagreement or reportable event, as such terms are described in Item 16F(a) of Form 20-F. The change was approved by our audit committee and board of directors.

PwC’s reports on our consolidated financial statements as of and for the years ended December 31, 2019 and 2020 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through November 17, 2021, there were no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the two fiscal years ended December 31, 2020. Prior to PwC’s dismissal, PwC advised our audit committee that certain whistleblowing materials were received by PwC between June to September 2021 and that information had come to PwC’s attention that if further investigated may potentially impact the fairness or reliability of either PwC’s previously issued audit report or the underlying financial statements for the fiscal year 2020 and/or prior, or the financial statements to be issued for the fiscal year 2021.  In response to this matter, our audit committee commissioned an independent investigation in August 2021. PwC also advised the audit committee of the need to expand significantly the scope of its audit, including but not limited to, evaluate the results of the investigation.  Due to PwC’s dismissal, the scope of its audit was not expanded.  The above constituted a “reportable event” as such term is described in Item 16F(a)(1)(v) of Form 20-F. In September 2021, the whistleblower rescinded the allegations in writing and confirmed such allegations were due to misunderstanding on her part. Nevertheless, in response to the whistleblowing materials, our audit committee (i) conducted an internal investigation on the relevant alleged facts; (ii) engaged an external consultant to produce a forensic accounting report and (iii) engaged an external legal advisor to produce a legal due diligence report. Based on the results of the investigation and third party reports, we subsequently determined that the investigation is satisfactorily concluded. In addition, as of December 31, 2019 and 2020, we and PwC identified one material weakness in our internal control over financial reporting, which was related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions.

We provided a copy of this disclosure to PwC and requested that PwC furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of PwC’s letter dated May 13, 2022 is attached as Exhibit 16.1 herein.

Item 16.G.Corporate Governance

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

Item 16.H.Mine Safety Disclosure

Not applicable.

Item 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Aesthetic Medical International Holdings Group Limited and its subsidiaries are included at the end of this annual report.

Item 19.Exhibits

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

2.8	Description of Securities (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.1

Form of indemnification agreement between the registrant and directors and officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.2

Form of employment agreement between the registrant and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.3

Share incentive plan of Aesthetic Medical International Holdings Group Limited (incorporated herein by reference to Exhibit 10.55 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.4

2019 performance incentive plan of Aesthetic Medical International Holdings Group Limited (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-237835) filed with the SEC on April 24, 2020)

4.5

English translation of loan agreement dated November 5, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.6

English translation of economic interest transfer agreement dated November 5, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.7

English translation of exclusive option agreement dated November 5, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number
4.8

English translation of equity interest pledge agreement dated November 5, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.9

English translation of power of attorney dated November 5, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.10

English translation of spousal consent letter dated November 5, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.11

English translation of amended and restated loan agreement dated April 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.12

English translation of amended and restated economic interest transfer agreement dated April 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.13

English translation of amended and restated exclusive option agreement dated April 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.14

English translation of amended and restated equity interest pledge agreement dated April 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.15

English translation of amended and restated power of attorney dated April 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.16

English translation of amended and restated spousal consent letter dated April 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.17

English translation of amended and restated loan agreement dated January 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.18

English translation of amended and restated economic interest transfer agreement dated January 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.19

English translation of amended and restated exclusive option agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.20

English translation of amended and restated equity interest pledge agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number
4.21

English translation of amended and restated power of attorney dated January 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.22

English translation of amended and restated spousal consent letter dated January 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.23

English translation of amended and restated loan agreement dated March 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.24

English translation of amended and restated economic interest transfer agreement dated March 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.25

English translation of amended and restated exclusive option agreement dated March 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.26

English translation of amended and restated equity interest pledge agreement dated March 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.27

English translation of amended and restated power of attorney dated March 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.28

English translation of amended and restated spousal consent letter dated March 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.29

English translation of loan agreement dated September 29, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.30

English translation of economic interest transfer agreement dated September 29, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.31

English translation of exclusive option agreement dated September 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.32

English translation of equity interest pledge agreement dated September 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.33

English translation of power of attorney dated September 29, 2018 by Dr. Zhou Pengwu and Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number
4.34

English translation of spousal consent letter dated September 29, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.35

English translation of loan agreement dated August 10, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.36

English translation of economic interest transfer agreement dated August 10, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.37

English translation of exclusive option agreement dated August 10, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.38

English translation of equity interest pledge agreement dated August 10, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.39

English translation of power of attorney dated August 10, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.40

English translation of spousal consent letter dated August 10, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.41

English translation of loan agreement dated October 29, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.42

English translation of economic interest transfer agreement dated October 29, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.43

English translation of exclusive option agreement dated October 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.44

English translation of equity interest pledge agreement dated October 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.45

English translation of power of attorney dated October 29, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.46

English translation of spousal consent letter dated October 29, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.47

English translation of loan agreement dated January 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number
4.48

English translation of economic interest transfer agreement dated January 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.49

English translation of exclusive option agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.50

English translation of equity interest pledge agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.51

English translation of power of attorney dated January 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.53 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.52

English translation of spousal consent letter dated January 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.54 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

4.53

English translation of the Equity Interest Transfer Agreement between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu dated April 23, 2021 (incorporated herein by reference to Exhibit 4.53 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.54

English translation of loan agreement dated April 23, 2021 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.55

English translation of economic interest transfer agreement dated April 23, 2021 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Beijing Aomei Yixin Investment Consultation Co., Ltd. (incorporated herein by reference to Exhibit 4.55 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.56

English translation of exclusive option agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Beijing Aomei Yixin Investment Consultation Co., Ltd. (incorporated herein by reference to Exhibit 4.56 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.57

English translation of equity interest pledge agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Beijing Aomei Yixin Investment Consultation Co., Ltd. (incorporated herein by reference to Exhibit 4.57 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.58

English translation of power of attorney dated April 23, 2021 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Beijing Aomei Yixin Investment Consultation Co., Ltd. (incorporated herein by reference to Exhibit 4.58 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.59

English translation of spousal consent letter dated April 23, 2021 by Ding Wenting (incorporated herein by reference to Exhibit 4.59 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.60

English translation of the Equity Interest Transfer Agreement between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu dated April 23, 2021 (incorporated herein by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.61

English translation of loan agreement dated April 23, 2021 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

Exhibit Number
4.62

English translation of economic interest transfer agreement dated April 23, 2021 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jiangsu Liangyan Hospital Management Co., Ltd. (incorporated herein by reference to Exhibit 4.62 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.63

English translation of exclusive option agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jiangsu Liangyan Hospital Management Co., Ltd. (incorporated herein by reference to Exhibit 4.63 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

4.64

English translation of equity interest pledge agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jiangsu Liangyan Hospital Management Co., Ltd. (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Union Power HK CPA Limited
16.1*	Letter dated May 13, 2022 from PricewaterhouseCoopers Zhong Tian LLP, pertaining to the change in independent public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aesthetic Medical International Holdings Group Limited

	By:	/s/ Zhou Pengwu
	Name:	Zhou Pengwu
Date: May 13, 2022	Title:	Chairman and Chief Executive Officer

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2020 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aesthetic Medical International Holdings Group Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aesthetic Medical International Holdings Group Limited. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company had net current liabilities of RMB427.9 million and net liabilities of RMB186.4 million as at December 31, 2021, and together with other conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of goodwill in cash generating unit

Critical Audit Matter Description

As discussed in Note 2.9 (a) to the consolidated financial statements, goodwill is evaluated for impairment annually, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. As discussed in Note 14, the management reviews the business performance of each cash generating unit (“CGU”) including the related goodwill and the recoverable amount of a CGU is determined based on a value-in-use calculation. As a result, impairment tests were performed over the CGU and the fair value of each CGU estimated using a discounted cash flow model covering a five-year period. The Company’s impairment test indicated that the goodwill had a carrying value that was not recoverable, resulting in an impairment charge of RMB122.1 million, which was recorded to reduce the carrying value of CGU to its implied fair value. The goodwill balance was RMB33.2 million of December 31, 2021.

We identified the valuation of goodwill as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required to evaluate the projected revenue growth rates, projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margins, and the discount rate used in the Company’s impairment test.

How We Addressed the Matter in Our Audit

Our audit procedures related to goodwill impairment to address this critical audit matter included the following, among others: We evaluated management’s determination of the projected revenue growth rates, projected EBITDA margins, and the discount rate. We assessed the Company’s ability to accurately prepare projections for the CGU by comparing the projected revenues from past periods to actual results for the same period. Additionally, we evaluated the reasonableness of the reporting unit projected revenue growth rates and projected EBITDA margins used in management’s discounted cash flow analysis by comparing projected amounts to past performance of the reporting unit. We assessed: (1) the reasonableness of the projected revenue growth rates and projected EBITDA margins by comparing the assumptions to relevant industry trends and current market indices of comparable entities (2) the reasonableness of the discount rate through testing the source information underlying the determination of the discount rate, and developing a range of independent estimates and comparing those to the discount rate applied by management.

Going concern

Critical Audit Matter Description

As discussed in Note 2.1 to the consolidated financial statements, the Company had net current liabilities of RMB427.9 million and net liabilities of RMB186.4 million as at December 31, 2021, and together with other conditions raise substantial doubt about its ability to continue as a going concern. Management seeks to raise private placement from new investor to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the Company’s available funding and the risk of bias in management’s judgement and assumptions in their determination.

How We Addressed the Matter in Our Audit

Our audit procedures relating to the Company’s assertion on its ability to continue as a going concern included the following, among others: We inquired of Company management and reviewed Company records and documents to assess whether there are additional factors that contribute to the uncertainties disclosed. We assessed whether the Company’s identification of conditions and events that indicate there could be substantial doubt about its ability to continue as a going concern for a reasonable period of time was appropriate and adequately disclosed. We reviewed a cash flow projection prepared by management incorporating management’s plan and performed sensitivity analysis of significant assumptions to evaluate the changes in the cash flow projection that would result from changes in the assumptions.

/s/ Union Power HK CPA Limited

We have served as the Company’s auditor since 2022.

Hong Kong

May 13, 2022

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Revenue	5	869,050	901,573	645,593
Cost of sales and services rendered	6	(275,948)	(356,796)	(376,092)
Gross profit		593,102	544,777	269,501
Selling expenses	6	(413,068)	(510,608)	(404,683)
General and administrative expenses	6	(196,329)	(230,646)	(206,971)
Finance income	8	388	1,185	113
Finance costs	8	(24,293)	(29,189)	(27,230)
Other gains, net		18,669	600	6,074
Fair value gain of convertible redeemable preferred shares	25	136,656	—	—
Fair value loss of convertible note	26	(5,193)	(1,599)	(4,240)
Fair value gain of exchangeable note liabilities	27	45,274	—	—
Fair value gain of derivative financial instrument		301	—	—
Impairment of non-current assets	14	(1,405)	(32,969)	(313,959)
Share of (losses)/profits of investments accounted for using the equity method	15	(1,738)	(1,043)	81
Profit/(loss) before income tax		152,364	(259,492)	(681,314)
Income tax (expense)/credit	9	(14,036)	12,587	11,798
Profit/(loss) for the year		138,328	(246,905)	(669,516)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences		672	(731)	574
Total other comprehensive income/(loss) for the year, net of tax		672	(731)	574
Total comprehensive income/(loss) for the year		139,000	(247,636)	(668,942)
Profit/(loss) attributable to:
Owners of the Company		136,309	(235,479)	(586,619)
Non-controlling interests		2,019	(11,426)	(82,897)
Profit/(loss) for the year		138,328	(246,905)	(669,516)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Earnings/(loss) per share for profit/(loss) attributable to owners of the Company (in RMB per share)
—Basic	10	2.96	(3.61)	(8.89)
—Diluted	10	(0.78)	(3.61)	(8.89)

Total comprehensive income/(loss) attributable to:
Owners of the Company		136,981	(236,210)	(586,045)
Non-controlling interests		2,019	(11,426)	(82,897)
Total comprehensive income/(loss) for the year		139,000	(247,636)	(668,942)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	2020	2021
		RMB’000	RMB’000
ASSETS
Non‑current assets
Property, plant and equipment	11	531,941	358,749
Investment properties	13	—	—
Intangible assets	14	208,429	37,238
Investments accounted for using the equity method	15	8,330	4,904
Prepayments and deposits	16	51,850	16,574
Deferred income tax assets	21	31,372	45,765
		831,922	463,230
Current assets
Inventories	17	33,336	30,566
Trade receivables	16	14,324	7,772
Other receivables, deposits and prepayments	16	98,715	31,692
Amounts due from related parties	36	6,693	4,391
Restricted cash	18	8,712	—
Cash and cash equivalents	18	44,384	39,289
		206,164	113,710
Total assets		1,038,086	576,940
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	19	469	469
Treasury shares		(2,023)	(2,023)
Accumulated losses		(477,905)	(1,064,524)
Other reserves	20	870,355	909,411
		390,896	(156,667)
Non‑controlling interests		34,840	(29,755)
Total equity		425,736	(186,422)

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Note	2020	2021
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Borrowings	22	75,931	77,607
Lease liabilities	12	178,983	105,754
Convertible redeemable preferred shares	25	—	—
Convertible note	26	34,190	38,059
Exchangeable note liabilities	27	—	—
Deferred income tax liabilities	21	13,377	285
Contingent consideration payable		8,181	—
		310,662	221,705
Current liabilities
Trade payables	23	33,654	31,256
Accruals, other payables and provisions	23	68,783	72,848
Contingent consideration and consideration payable		4,512	7,100
Amounts due to related parties	35	1,224	473
Contract liabilities	24	8,639	236,476
Borrowings	22	135,814	156,208
Lease liabilities	12	35,868	28,278
Current income tax liabilities		13,194	9,018
		301,688	541,657
Total liabilities		612,350	763,362
Total equity and liabilities		1,038,086	576,940

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non‑	Total
	Share	Treasury	Reserves	Accumulated		controlling	equity/
	capital	shares	(Note 20)	losses	Sub‑total	interests	(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2019	265	—	95,245	(373,920)	(278,410)	29,054	(249,356)

Comprehensive income
Profit for the year	—	—	—	136,309	136,309	2,019	138,328
Currency translation differences	—	—	672	—	672	—	672
Total comprehensive income for the year	—	—	672	136,309	136,981	2,019	139,000

Transactions with owners
Transfer to statutory reserve	—	—	4,621	(4,621)	—	—	—
Transactions with non-controlling shareholders (Note 31)	—	—	(5,248)	—	(5,248)	(2,576)	(7,824)
Capital contribution from non-controlling interests	—	—	—	—	—	2,793	2,793
Issuance of shares held as treasury shares (Note 32)	41	(41)	—	—	—	—	—
Share-based payment	—	—	47,788	—	47,788	—	47,788
Business combination (Note 29)	—	—	—	—	—	18,143	18,143
Disposal of subsidiaries (Note 30)	—	—	—	—	—	(2,541)	(2,541)
Dividend to non-controlling shareholders	—	—	—	—	—	(3,775)	(3,775)
Issuance of shares upon initial public offering (Note 19)	53	—	211,906	—	211,959	—	211,959
Transaction costs related to issuance of shares upon initial public offering	—	—	(45,516)	—	(45,516)	—	(45,516)
Conversion of Series A Preferred Shares and exchangeable note upon initial public offering (Note 25 and 27)	110	—	479,817	—	479,927	—	479,927
Total transactions with owners	204	(41)	693,368	(4,621)	688,910	12,044	700,954

Balance at 31 December 2019	469	(41)	789,285	(242,232)	547,481	43,117	590,598

Balance at 31 December 2019 and 1 January 2020	469	(41)	789,285	(242,232)	547,481	43,117	590,598

Comprehensive income
Loss for the year	—	—	—	(235,479)	(235,479)	(11,426)	(246,905)
Currency translation differences	—	—	(731)	—	(731)	—	(731)
Total comprehensive income for the year	—	—	(731)	(235,479)	(236,210)	(11,426)	(247,636)

Transactions with owners
Transfer to statutory reserve	—	—	194	(194)	—	—	—
Transactions with non-controlling shareholders (Note 31)	—	—	2,640	—	2,640	(5)	2,635
Share-based payment	—	—	78,967	—	78,967	—	78,967
Business combination (Note 29)	—	—	—	—	—	32,669	32,669
Disposal of subsidiaries (Note 30)	—	—	—	—	—	(28,579)	(28,579)
Dividend to non-controlling shareholders	—	—	—	—	—	(936)	(936)
Share repurchase (Note 19)	—	(1,982)	—	—	(1,982)	—	(1,982)
Total transactions with owners	—	(1,982)	81,801	(194)	79,625	3,149	82,774

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Attributable to owners of the Company					Non-
	Share	Treasury	Reserves	Accumulated		controlling	Total
	capital	shares	(Note 20)	losses	Sub-total	interests	equity/(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 31 December 2020	469	(2,023)	870,355	(477,905)	390,896	34,840	425,736
Balance at 31 December 2020 and 1 January 2021	469	(2,023)	870,355	(477,905)	390,896	34,840	425,736

Comprehensive income
Loss for the year	—	—	—	(586,619)	(586,619)	(82,897)	(669,516)
Currency translation differences	—	—	574	—	574	—	574
Total comprehensive income for the year	—	—	574	(586,619)	(586,045)	(82,897)	(668,942)

Transactions with owners
Transactions with non-controlling shareholders (Note 31)	—	—	3,020	—	3,020	(1,586)	1,434
Share-based payment	—	—	35,462	—	35,462	—	35,462
Business combination (Note 29)	—	—	—	—	—	163	163
Disposal of subsidiaries (Note 30)	—	—	—	—	—	20,840	20,840
Dividend to non-controlling shareholders	—	—	—	—	—	(1,115)	(1,115)
Total transactions with owners	—	—	38,482	—	38,482	18,302	56,784

Balance at 31 December 2021	469	(2,023)	909,411	(1,064,524)	(156,667)	(29,755)	(186,422)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	28	100,695	5,582	51,715
Income tax paid		(13,934)	(6,425)	(624)
Net cash generated from/(used in) operating activities		86,761	(843)	51,091
Cash flows from investing activities
Net cash used in business combinations	29	(28,880)	(69,951)	(7,273)
Proceeds from disposal of property, plant and equipment		—	11	166
Purchase of and deposit paid for property, plant and equipment		(69,112)	(38,355)	(33,237)
Purchase of investment properties		—	—	—
Purchase of and deposit paid for intangible assets		(6,886)	(6,807)	(205)
Deposit of long term investment		(31,231)	(21,287)	—
Deposit from investors		—	—	20,000
Repayment of long term investment		6,791	—	—
Restricted cash		—	(8,712)	8,712
Balances with related parties		13,154	(3,446)	1,550
Interest income received		388	1,185	113
Dividend received from an associate		—	—	—
Proceeds from disposal of subsidiaries	30	1,604	19,994	(1,351)
Net cash used in investing activities		(114,172)	(127,368)	(11,525)
Cash flows from financing activities
Proceeds from borrowings		139,765	276,595	97,880
Repayment of borrowings		(103,865)	(217,675)	(68,928)
Repayment of lease liabilities		(49,691)	(59,646)	(50,575)
Proceeds from other borrowings		—	3,000	143,018
Repayment of other borrowings		—	(3,915)	(152,687)
Proceeds from convertible note, net		—	32,797	—
Interest paid		(11,786)	(10,541)	(12,828)
Capital contribution from non-controlling interests		2,793	—	—
Dividends paid to non-controlling interests		(3,775)	(936)	(1,115)
Share repurchase		—	(1,982)	—
Issuance of shares, net		181,911	—	—
Repayment of convertible note		(75,791)	—	—
Net cash generated from/(used in) financing activities		79,561	17,697	(45,235)
Net increase/(decrease) in cash and cash equivalents		52,150	(110,514)	(5,669)
Cash and cash equivalents at beginning of the year		101,886	154,490	44,384
Effect of changes in foreign exchange rates		454	408	574
Cash and cash equivalents at end of the year	18	154,490	44,384	39,289
Analysis of the balances of cash and cash equivalents at 31 December
Bank and cash balances		154,490	44,384	39,289
Less: Assets held-for-sale		—	—	—
	18	154,490	44,384	39,289

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

The principal activities of the Company and its subsidiaries (together, the “Group”) are engaged in the provision of non-surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services in the People’s Republic of China (the “PRC”). The principal activities of the subsidiaries are set out in Note 36.

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

Impact of COVID-19

Since the beginning of 2021, COVID-19 outbreaks continued to take place from time to time, and some of the Group’s treatment centers were shut down temporarily due to public safety concerns and governmental regulations, including those in Shanghai which haven’t resumed business operation at the date of this report.

As the business of the Group was significantly impacted by COVID-19, the Group has ceased operation of or divested certain treatment centers which either are located in non-core markets or did not reach the Company’s internal performance requirements, after reviewing the business performance of each cash generating unit (“CGU”) including the related goodwill and the recoverable amount of a CGU. Impairment tests were performed over the CGU and the fair value of each CGU estimated using a discounted cash flow model covering a five-year period. The Company’s impairment test indicated that the goodwill had a carrying value that was not recoverable, resulting in an impairment charge of RMB122,099,000, which was recorded to reduce the carrying value of CGU to its implied fair value.

Going Concern

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As a result, the Group had a loss for the year of RMB 669,518,000 for the year ended 31 December 2021. As of 31 December 2021, the Group had net current liabilities of RMB427,952,000 and net liabilities of RMB186,422,000.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. Besides continuing to negotiate with the banks, the Company is evaluating several measures of financing, such as external financings, will also be considered. Currently, the Company intends to raise loans from financial institutions and potential funders to maintain its normal operations. The Company’s ability to continue as a going concern is primarily dependent on the Company’s ability to arrange adequate financing arrangements and generate cash flows from its operations and the completion of private placement from new investor.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Summary of significant accounting policies (Continued)

2.1         Basis of preparation (Continued)

Going Concern (Continued)

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

2.2          Changes in accounting policy and disclosures

2.2.1       New standards and amendments to standards adopted by the Group

The following new standards and amendments to standards are mandatory for accounting periods beginning on or after 1 January 2021. The adoption of these new standards and amendments to standards does not have significant impact to the results and financial position of the Group:

Amendments to IFRS 16: COVID-19 Related Rental Concession

Amendments to IAS 39, IFRS 4, IFRS 7, IFRS 9 and IFRS 16: Interest Rate Benchmark Reform

2.2.2     New standards, amendments to standards and interpretations not yet adopted

The following are new standards, amendments to standards and interpretations which have been issued but are not effective and have not been early adopted. The Group plans to adopt these new standards, amendments to standards and interpretations when they become effective:

Amendments to IFRS 10 and IAS 28 (2011): Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture	To be determined
Amendments to IFRS 3: Reference to Conceptual Framework	1 January 2022
IFRS 17: Insurance Contracts and related amendments	1 January 2023
Amendments to IAS 16: Proceeds Before Intended Use	1 January 2022
Amendments to IAS 37: Onerous Contracts-Cost of Fulfilling a Contract	1 January 2022
Amendments to IAS 1: Classification of Liabilities as Current and Non-current	1 January 2023
Annual Improvements to 2018-2021 cycle: Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41	1 January 2022
Amendments to IAS 1: Disclosure of accounting policies	1 January 2023
Amendments to IAS 8: Definition of accounting estimates	1 January 2023
2021 Amendment to IFRS 16 Leases: COVID-19-Related Rent Concessions beyond 30 June 2021	1 April 2021
Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction	1 January 2023

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Summary of significant accounting policies (Continued)

2.2          Changes in accounting policy and disclosures (Continued)

2.2.2       New standards, amendments to standards and interpretations not yet adopted (Continued)

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

The Group recognises any non-controlling interest in the acquiree on an acquisition-by- acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Summary of significant accounting policies (Continued)

2.3          Subsidiaries (Continued)

Consolidation (Continued)

(a)	Business combinations (Continued)

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

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015) became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%. The Company historically held more than 70.0% equity interest in certain of its PRC subsidiaries that are medical institutions which the Company acquired or established after the effective date of the Industry Catalog for Guiding Foreign Investment (Revision 2015). The Company had decreased its shareholding to 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain employees of the Group since 2018. The Company entered into a series of agreement (“Contractual Arrangements”) with Dr. Zhou Pengwu, Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical General Outpatient Clinic Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical General Outpatient Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., Shenzhen Miaoyan Aesthetic Medical Clinic, Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd, Shanghai Jiahong Aesthetic Medical Clinic Co., Ltd. (collectively “Relevant Subsidiaries”) and Ms. Ding Wenting in 2018, 2019, 2020, 2021, and 2022 with respect to the 24.0%, 30.0%, 22.0%, 15.0%, 22.0%, 26.0%, 25%, 30%, 30% 19% and 12% equity interests in the respective aforementioned Relevant Subsidiaries (“Target Equity Interests”). These Contractual Arrangements enable the Company to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Summary of significant accounting policies (Continued)

2.3          Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

As of December 31, 2021, several of the above-mentioned subsidiaries have been divested or ceased operation of, including Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Chengdu Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Yuexin Aesthetic Medical Hospital, Shenzhen Pengai Yueji Aesthetic Medical Hospital, Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd., Yunnam Liangyan Aesthetic Medical Clinic Co., Ltd., Kunming Liangyan Aesthetic Medical Clinic Co., Ltd. and Kunming Liangyan Hospital Management Co., Ltd. Their corresponding Contractual Arrangements were no longer valid or applicable since then.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Summary of significant accounting policies (Continued)

2.3          Subsidiaries (Continued)

Consolidation (Continued)

(e)Risks in relation to the Contractual Arrangements (Continued)

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

The Company’s ability to control the Target Equity Interests in the Relevant Subsidiaries also depends on the power of attorney exercised by Shenzhen Pengai Investment to vote on all matters requiring shareholders’ approvals in the Relevant Subsidiaries. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Company’s corporate structure or the contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

● revoke the Contractual Arrangements;

● impose fines, confiscating the income from the Relevant Subsidiaries, or imposing other requirements with which the Company may not be able to comply;

● discontinue or restrict the Company’s operations in the PRC;

● impose conditions or requirements with which the Company may not be able to comply; or

● take other regulatory or enforcement actions that could be harmful to the Company’s business.

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

2.5          Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is the Board of Directors. In the respective periods presented, the Company had one single operating and reportable segment, namely the provision of non- surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re- measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in consolidated statement of comprehensive income.

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

2.7         Property, plant and equipment (Continued)

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

Goodwill arises on the acquisition of subsidiaries represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition- date fair value of any previous equity interest in the acquiree over the fair value of the identified net assets acquired.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Summary of significant accounting policies (Continued)

2.9	Intangible assets (Continued)
(a)	Goodwill (Continued)

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

2.11.1    Classification (Continued)

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

2.11.2    Recognition and measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

● Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognised in the consolidated statement of profit or loss when the asset is derecognised or impaired. Interest income from these financial assets is included in finance income using the effective interest rate method.

● Fair value through profit or loss: Assets that do not meet the criteria for amortised cost or financial assets at fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognised in profit or loss and presented net in ‘other gains, net’ in the period in which it arises.

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

2.13        Impairment of financial assets

The Group has the following types of financial assets subject to IFRS 9’s expected credit loss model:

● Trade receivables

● Other receivables and deposits

● Cash and cash equivalents

● Amounts due from related parties

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

2.21       Employee benefits

(a)Pension obligations

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

(b)Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses, based on performance and takes into consideration the profit attributable to the Group’s shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(c)Share based compensation

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2            Summary of significant accounting policies (Continued)

2.23       Revenue recognition (Continued)

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

● direct measurements of the value transferred by the Group to the customer; or

● the Group’s efforts or inputs to the satisfaction of the performance obligation.

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

The Group has certain aesthetic medical services package in 2021 which customers pay in advance and with validity period of one year . If the package is not conducted services at end of the year and within one year, these balance will recorded as contract liabilities in the consolidated balance sheets.

Revenue is recognised at a point in time when the respective services are rendered or contracture lability has fulfilled. For certain aesthetic medical services package in 2021, revenue is recognised over time by the proportion of service package is performed.

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

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

● fixed payments (including in-substance fixed payments), less any lease incentives receivable; and

● payments of penalties for terminating the lease, if the lease reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the entity’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

● the amount of the initial measurement of lease liability;

● any lease payments made at or before the commencement date less any lease incentives received; and

● any initial direct costs

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

(b)          Convertible notes in 2016 and 2021

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

For the convertible note in 2021, it is redeemable at the option of the Company and the holder. This instrument can be converted into American Depository Receipts of the Company as set out in Note 26.

(c)          Exchangeable note liabilities

Exchangeable notes issued by immediate holding companies can be exchanged into Series B Preferred Shares of the Company at any time at the option of the holder as set out in Note 27.

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

(c)          Exchangeable note liabilities (continued)

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, the Group’s post-tax results would increase or decrease by RMB267,000 (2020: RMB682,000).

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

At reporting date, if interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, the Group’s post-tax results for the year would have been RMB48,070 (2020: RMB47,000) lower/higher respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(b)	Liquidity risk

The Group is exposed to liquidity risk due to the impact of COVID–19 and it had net current liabilities of RMB427,947,000 as at 31 December 2021. As detailed in Note 2.1, the directors of the Company concluded that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the coming twelve months after the issuance of this consolidated financial statements.

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

a.	Series A Preferred Shares: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 10% per annum and any accrued but unpaid dividends on such shares (Note 25).

b.

b.	Convertible note in 2016: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 15% per annum and any accrued but unpaid dividends on such shares (Note 26).
c.	Convertible note in 2020: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 15% per annum (Note 26).
d.	Exchangeable note liabilities: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 10% per annum and any accrued but unpaid dividends on such shares (Note 27).

	Less than	Between 1 and	Between 2 and	After
	1 year	2 years	5 years	5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2020
Borrowings	146,764	54,657	25,194	—	226,615
Convertible note	—	—	44,565	—	44,565
Lease liabilities	48,301	44,887	106,592	67,290	267,070
Trade payables	33,654	—	—	—	33,654
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	38,092	—	—	—	38,092
Amounts due to related parties	1,224	—	—	—	1,224
	268,035	99,544	176,351	67,290	611,220

At 31 December 2021
Borrowings	160,646	77,948	—	—	238,594
Convertible note	—	38,059	—	—	38,059
Lease liabilities	32,964	30,810	58,745	38,282	160,801
Trade payables	31,256	—	—	—	31,256
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	43,396	—	—	—	43,396
Amounts due to related parties	473	—	—	—	473
	268,735	146,817	58,745	38,282	512,579

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

The gearing ratios at 31 December 2020 and 2021 were as follows:

	2020	2021
	RMB’000	RMB’000
Total borrowings	211,745	233,815
Add: Convertible note (Note 26)	34,190	38,059
Less: Cash and cash equivalents (Note 18)	(44,384)	(39,289)
Restricted cash (Note 18)	(8,712)	—
Net debt	192,839	232,585
Total equity	425,736	(187,422)
Total capital	618,575	45,163
Gearing ratio	31.2%	514.99%

3.3          Fair value estimation

The table below analyses financial instruments carried at fair value as at 31 December 2020 and 2021 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels with a fair value hierarchy as follows:

● Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

● Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

● Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The financial instrument carried at fair value was RMB 38,059,000 as at 31 December 2021.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Financial risk management (Continued)

3.3         Fair value estimation (Continued)

The following table presents the Group’s financial liabilities that are measured at fair value as at 31 December 2021. See Note 13 for the fair value disclosure of the investment properties that are recorded under cost model.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2021
Liabilities
Financial liabilities at fair value through profit or loss
- Convertible note (Note 26)	—	—	38,059	38,059
	—	—	38,059	38,059

The fair value of financial instruments that are not traded in an active market (for example, over- the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

● Quoted market prices or dealer quotes for similar instruments.

● Other techniques, such as discounted cash flow analysis including dividend growth model, are used to determine fair value for the remaining financial instruments.

There were no significant transfers of financial assets between level 1, level 2 and level 3 fair value hierarchy classifications.

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2020:

	Convertible note
	(Note 26)	Total
	RMB’000	RMB’000
Opening balance	—	—
Convertible note issued	33,474	33,474
Unrealised exchange difference	(883)	(883)
Change in fair value	1,599	1,599
Closing balance	34,190	34,190

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3            Financial risk management (Continued)

3.3         Fair value estimation (Continued)

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2021:

	Convertible note
	(Note 26)	Total
	RMB’000	RMB’000
Opening balance	34,190	34,190
Unrealised exchange difference	(371)	(371)
Change in fair value	4,240	4,240
Closing balance	38,059	38,059

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4            Critical accounting estimates and judgments (Continued)

(d)	Estimated useful lives of property, plant and equipment and intangible assets

The Group’s management determines the estimated useful lives and related depreciation and the amortisation charges for the Group’s property, plant and equipment and intangible assets with reference to the estimated periods that the Group intends to derive future economic benefits from the use of these assets. Management performs periodic review of the estimated useful lives of property, plant and equipment and intangible assets, and will revise the depreciation and amortisation charges where estimated useful lives are different than those previously estimated.

5            Revenue

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Non-surgical aesthetic medical services	489,569	452,670	334,248
Surgical aesthetic medical services	319,239	401,645	243,070
General healthcare services and other aesthetic medical services	60,242	47,258	68,275
	869,050	901,573	645,593

Revenue is recognised at a point in time when the respective services are rendered. All of the contract liabilities as of 31 December 2020 (RMB8,639,000) and 2021 (RMB236,476,000)  were recognised as revenue in the subsequent 12-month period.

6            Expenses by nature

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 7)	258,495	322,563	309,250
Advertising and marketing expenses	303,856	380,794	255,534
Cost of inventories and consumables	112,617	163,881	174,991
Operating lease rental expenses	8,986	4,860	15,836
Amortisation and depreciation	83,834	106,405	99,135
Utilities and office expenses	51,271	52,666	76,579
Travelling and entertainment expenses	28,173	17,136	12,818
Bank charges	5,158	4,350	3,213
Loss on disposal of property, plant and equipment	1,444	915	—
Legal and professional fees	6,032	19,273	30,570
Other expenses	25,479	25,207	9,820
	885,345	1,098,050	987,746

7             Employee benefit expenses

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Wages and salaries	186,716	225,085	250,773
Share-based compensation expenses	47,788	78,967	35,463
Pension costs - defined contribution plans	12,935	5,841	16,942
Other staff welfare expenses	11,056	12,670	6,072
	258,495	322,563	309,250

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8            Finance income and costs

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Finance costs
Interest expense on bank borrowings	(6,055)	(8,897)	(7,844)
Interest expense on other borrowings	(1,327)	(3,599)	(6,542)
Interest expense on convertible note	(4,144)	—	—
Interest expense on lease liabilities	(12,767)	(16,693)	(12,844)
	(24,293)	(29,189)	(27,230)
Finance income
Interest income on short-term bank deposits	388	1,185	113
Finance costs – net	(23,905)	(28,004)	(27,117)

9            Income tax expense

PRC corporate income tax have been provided for subsidiaries established and operating in Mainland China at the rate of 25% (2019 and 2020: 25%) on the estimated assessable profit for the year.

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Current tax
PRC enterprise income tax	20,393	486	8,208
Deferred tax
Origination and reversal of temporary differences (Note 21)	(6,357)	(13,073)	(20,006)
Income tax expense/(credit)	14,036	(12,587)	(11,798)

The taxation on the Group’s (loss)/profit before income tax differs from the theoretical amount that would arise using the taxation rate of PRC, the principal place of the Group’s operations, as follows:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax	152,364	(259,492)	(681,314)
Calculated at a taxation rate of 25%	38,091	(64,873)	(170,329)
Expenses not tax deductible	25,920	42,824	42,450
Income not subject to tax	(50,693)	(1,165)	—
Utilisation of previously unrecognised tax losses	—	(428)	—
Recognition of previously unrecognised temporary difference	384	(520)	—
Tax losses not recognized	2,369	13,034	117,454
Difference in overseas tax rates	(124)	351	(304)
Under‑provision in respect of prior years	—	—	—
Over‑provision in respect of prior years	(1,727)	(1,810)	(1,069)
Effect of preferential tax rates	(184)	—	—
Income tax expense/(credit)	14,036	(12,587)	(11,798)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9            Income tax expense (Continued)

(a)	Cayman Islands Income Tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)	Hong Kong Profits Tax

Hong Kong profits tax rate has been provided at the rate of 16.5%on the estimated assessable profit for each of the years ended 31 December 2019, 2020 and 2021.

(c)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25%on the estimated assessable profits for each of the year, based on the existing legislation, interpretations and practices in respect thereof.

(d)	Singapore Corporation income tax

The income tax provision of the Group in respect of operations in the Singapore has been calculated at the tax rate of 17%on the estimated assessable profits for each of the year, based on the existing legislation, interpretations and practices in respect thereof.

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

For the year ended 31 December 2020 and 2021, the Company has two categories of dilutive securities: Convertible note and share option. These dilutive securities are assumed to have been converted into ordinary shares, and the net losses for the year is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10          (Loss)/earnings per share (Continued)

(b)Diluted (loss)/earnings per share (Continued)

The following table sets forth the computation of basic and diluted (loss)/profit per share:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
	(Note i)	(Note ii)	(Note ii)
Numerator:
(Loss)/profit attributable to owners of the Company – basic	136,309	(235,479)	(586,619)
Reversal of fair value gain of:
-Series A Preferred Shares	(136,656)	—	—
-Convertible note	—	—	—
-Exchangeable note liabilities	(45,274)	—	—
Reversal of interest expense on convertible note	—	—	—
Share based compensation	—	—	—
(Loss)/profit attributable to owners of the Company – diluted	(45,621)	(235,479)	(586,619)
Shares (denominator):
Weighted average number of shares – basic	46,097,963	65,297,485	65,960,235
Conversion of Series A Preferred Shares	12,693,699	—	—
Conversion of convertible note	—	—	—
Conversion of exchangeable note liabilities	4,863,438	—	—
Cancellation of ordinary shares due to conversion of exchangeable note liabilities	(4,863,438)	—	—
Weighted average number of shares – diluted	58,791,662	65,297,485	65,960,235
(Loss)/earnings per share – basic (RMB)	2.96	(3.61)	(8.89)
Loss per share – diluted (RMB)	(0.78)	(3.61)	(8.89)

Note i    The potential outstanding shares related to share option and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of diluted loss per share.

Note ii   As the Group incurred loss for the year ended 31 December 2020 and 2021, share option and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value is not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the year ended 31 December 2020 and 2021.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11          Property, plant and equipment

				Office equipment,
			Machinery	furniture fixtures
		Leasehold	and	and motor	Right of use
	Buildings	improvements	equipment	vehicles	assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2020
Opening net book amount	48,349	186,237	71,806	16,530	196,401	519,323
Additions	—	31,669	6,718	1,651	36,675	76,713
Transfer from investment properties	14,330	—	—	—	—	14,330
Impairment loss (Note 14)	—	(364)	(841)	(119)	(4,712)	(6,036)
Disposal	—	(815)	(61)	(50)	(3,421)	(4,347)
Business combination (Note 29)	—	29,481	15,571	6,486	147,757	199,295
Disposal of subsidiaries (Note 30)	—	(27,440)	(13,353)	(5,173)	(123,655)	(169,621)
Depreciation charges	(2,044)	(23,124)	(14,179)	(4,535)	(53,350)	(97,232)
Translation adjustments	—	(43)	(39)	(402)	—	(484)
Closing net book amount	60,635	195,601	65,622	14,388	195,695	531,941

Year ended 31 December 2020
At 31 December 2020
Cost	64,737	317,013	174,560	39,452	267,701	863,463
Accumulated depreciation and impairment	(4,102)	(121,412)	(108,938)	(25,064)	(72,006)	(331,522)
Net book amount	60,635	195,601	65,622	14,388	195,695	531,941

At 31 December 2021
Opening net book amount	60,635	195,601	65,622	14,388	195,695	531,941
Additions	—	34,734	40,617	3,377	3,321	82,049
Transfer from investment properties	—	—	—	—	—	—
Impairment loss (Note 14)	—	(76,375)	(14,352)	(4,453)	(44,638)	(139,818)
Disposal	—	(3,675)	(8,539)	(4,271)	(3,612)	(20,097)
Business combination (Note 29)	—	527	557	—	2,159	3,243
Disposal of subsidiaries (Note 30)	—	(975)	(1,635)	(605)	(524)	(3,739)
Depreciation charges	(3,399)	(39,933)	(14,871)	(3,009)	(31,953)	(93,165)
Translation adjustments	—	(68)	(1,179)	(418)	—	(1,665)
Closing net book amount	57,236	109,836	66,220	5,009	120,448	358,749

Year ended 31 December 2021
At 31 December 2021
Cost	64,739	302,000	132,655	27,756	208,559	735,709
Accumulated depreciation and impairment	(7,503)	(192,164)	(66,435)	(22,747)	(88,111)	(376,960)
Net book amount	57,236	109,836	66,220	5,009	120,448	358,749

As at 31 December 2020 and 2021, property, plant and equipment with net book value amounting to approximately RMB 65,244,000 and RMB57,238,000, respectively, were pledged as security for the bank and other borrowings.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12          Lease

(a)	Amounts recognised in the balance sheet:

Right-of-use assets is classified as property, plant and equipment (Note 11).

	As at	As at	As at
	1 January	31 December	31 December
	2020	2020	2021
	RMB	RMB	RMB
Lease liabilities
Current	36,266	35,868	28,278
Non-current	165,615	178,983	105,754
	201,881	214,851	134,032

(b)	Amounts recognised in the consolidated statement of comprehensive income:

	2019	2020	2021
	RMB	RMB	RMB
Interest expense (included in finance costs) (Note 8)	12,767	16,693	12,844
Expense relating to short-term leases (included in cost of goods sold and administrative expenses)	8,986	4,860	15,836

The total cash outflow for leases in 2021 was approximately RMB50,575,000 (2020: RMB59,646,000).

13          Investment properties

	2020	2021
	RMB’000	RMB’000
Cost
At 1 January	27,824	—
Additions	—	—
Transfer to owner-occupied property	(27,824)	—
At 31 December	—	—
Accumulated depreciation
At 1 January	(12,451)	—
Charge for the year	(1,043)	—
Transfer to owner-occupied property	13,494	—
At 31 December	—	—
Net book amount	—	—

Investment properties represents buildings held in the PRC, with useful lives of 20 years in 2019.

Investment properties with net book value amounting to approximately RMB15,373,000 in 2019 were pledged as security for the bank loans at the reporting date.

Amounts recognised in the consolidated income statement for investment properties:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Rental income	1,401	851	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14          Intangible assets

		Computer	Medical
	Goodwill	software	licenses	Tradenames	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended 31 December 2020
Opening net book amount	115,180	9,521	—	50,716	175,417
Additions	—	282	—	—	282
Business combination (Note 29)	148,564	220	—	81,197	229,980
Disposal of subsidiaries (Note 30)	(102,971)	(233)	—	(58,325)	(161,529)
Amortisation	—	(2,098)	—	(6,032)	(8,130)
Impairment loss (Note)	(18,809)	—	—	(8,124)	(26,933)
Translation adjustments	(652)	—	—	(7)	(658)
Closing net book amount	141,312	7,692	—	59,425	208,429
At 31 December 2020
Cost	161,527	13,393	11,178	76,236	262,334
Impairment	(20,215)	—	—	(8,124)	(28,339)
Accumulated amortisation	—	(5,701)	(11,178)	(8,687)	(25,566)
Net book amount	141,312	7,692	—	59,425	208,429

Year ended 31 December 2021
Opening net book amount	141,312	7,692	—	59,425	208,429
Additions	—	251	—	—	251
Disposal	—	(1,350)	—	—	(1,350)
Business combination (Note 29)	14,697	19	—	2,400	17,116
Disposal of subsidiaries (Note 30)	(735)	(146)	—	(10,623)	(11,504)
Amortisation	—	(1,797)	—	(4,173)	(5,970)
Impairment loss (Note)	(122,099)	(3,956)	—	(43,679)	(169,734)
Translation adjustments	—	—	—	—	—
Closing net book amount	33,175	713	—	3,350	37,238
At 31 December 2021
Cost	54,389	12,010	9,585	4,637	80,621
Impairment	(21,214)	(3,954)	—	(719)	(25,887)
Accumulated amortisation	—	(7,343)	(9,585)	(568)	(17,496)
Net book amount	33,175	713	—	3,350	37,238

Note:     Goodwill of RMB148,564,000 and RMB14,697,000 arose from acquisitions of subsidiaries in 2020 and 2021 respectively. The subsidiaries are principally engaged in the provision of non-surgical aesthetic treatments and surgical aesthetic treatments in the PRC.

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

During the year ended 31 December 2021, the Company decided to strategically focus on treatment centres in East China, South China and Southwest China and devote much less resources to treatment centres in other regions of China. As a result, the Company recognized impairment of goodwill of RMB122,099,000 (2020: RMB18,809,000), tradenames of RMB43,679,000 (2020: RMB8,124,000), computer software of RMB3,956,000 (2020: nil), property, plant and equipment of RMB139,818,000 (2020: RMB6,036,000) and associate of RMB4,407,000 (2020: nil) of certain treatment centres in other regions of China.

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

	2020	2021
Annual compound revenue growth rate	8.1% ~ 21.0%	6.0% ~ 10.0%
Annual gross profit ratio	55.2% ~ 80.3%	57.7% ~ 75.0%
Discount rate	16% ~ 17.1%	16%

Management considers their experience and expertise knowledge in the aesthetic medical treatment business in the PRC, a cash flow period of five years is reasonable.

Management determined budgeted gross margin based on past performance and its expectations of the market development. The average annual revenue growth rate used is consistent with the forecasts of the market. The discount rate used is pre-tax and reflects specific risks relating to the entity. The cash flows beyond the five year periods are extrapolated using a 5% (2020: 3%) growth rate.

15          Investments accounted for using the equity method

	2020	2021
	RMB’000	RMB’000
At 1 January	10,256	8,330
Acquisition	—	900
Disposal	(883)	—
Impairment	—	(4,407)
Share of loss	(1,043)	81
At 31 December	8,330	4,904

Set out below are the associates of the Group as at 31 December 2020 and 2021 which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The places of establishment are also their principal places of business.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15          Investments accounted for using the equity method (Continued)

Nature of investments in associates as at 31 December 2020 and 2021:

	Place of	% of ownership		Nature of the	Measurement
Name of entity	establishment	2020	2021	relationship	method
Moyan (Shenzhen) Network Technology Co., Ltd.	The PRC	46%	46%	Note 1	Equity
(美約(深圳)網路技術有限公司)
Mendis Aesthetic PTE. Ltd.	Singapore	44.4%	44.4%	Note 2	Equity
Jinan Pengai Meikang Aesthetic Medical Clinic Co., Ltd.
（濟南鵬愛美康醫療美容診所有限公司）	The PRC	—%	30%	Note 3	Equity
Shenzhen Huayanyuese Health Management Consulting Co., Ltd.
（深圳市花顔悅色健康管理咨詢有限公司）	The PRC	—%	30%	Note 4	Equity

Note 1:  Moyan (Shenzhen) Network Technology Co., Ltd. (“Moyan”) is engaged in internet marketing services.

Note 2:  Mendis Aesthetic PTE. Ltd. (“Mendis”) is engaged in the provision of aesthetic medical services. The Company’s subsidiary Aesthetic Medical International Holdings (Singapore) Pte. Ltd (the “Seller”) signed a Share Purchase Agreement with Mr. Mendis Ajit Rohan (the “Purchaser”), where the Purchaser will purchase 22.2% and 22.2% shares in Mendis Aesthetic Pte. Ltd held by the Seller in two tranches.

Note 3:  Jinan Pengai Meikang Aesthetic Medical Clinic Co., Ltd. is engaged in the provision of aesthetic medical services.

Note 4:  Shenzhen Huayanyuese Health Management Consulting Co., Ltd. is engaged in investment holding and provision of management services.

Moyan, Mendis, Jinan Pengai Meikang Aesthetic Medical Clinic Co., Ltd. and Shenzhen Huayanyuese Health Management Consulting Co., Ltd. are private companies and there are no quoted market prices available for their shares.

Summarised financial information for associates

Set out below are the summarised financial information for investments accounted for using the equity method:

Summarised balance sheet

	2020	2021
	RMB’000	RMB’000
Current
Cash and cash equivalents	1,476	1,108
Other current assets (excluding cash and cash equivalents)	1,614	295
Total current assets	3,090	1,403
Financial liabilities (excluding trade payables)	(1,077)	(14)
Lease liabilities	—	—
Other current liabilities (including trade payables)	(99)	(425)
Total current liabilities	(1,176)	(439)
Total non-current assets	6,150	3,050
Net assets	8,064	4,014

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15          Investments accounted for using the equity method (Continued)

Summarised statement of comprehensive income

	2020	2021
	RMB’000	RMB’000
Revenue	5,317	1,951
Depreciation and amortisation	(159)	(69)
Interest expense	(297)	(22)
Loss before income tax	(1,279)	354
Income tax expense	—	—
Loss for the year	(1,279)	354

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

16          Trade and other receivables, deposits and prepayments

	2020	2021
	RMB’000	RMB’000
Trade receivables	14,324	7,772
Other receivables	53,566	1,550
Deposits	58,212	15,204
Prepayments	35,811	31,471
Advances to employees	2,976	41
	150,565	48,266
Less: Non-current portion
Prepayments and deposits	(51,850)	(16,574)
Current portion	98,715	31,692

The carrying amounts of trade and other receivables, deposits and prepayments are denominated in RMB and approximate their fair values.

Trade receivables are all aged within 30 days and are neither past due or impaired.

The maximum exposure to credit risk as at 31 December 2020 and 2021 is the carrying value of each class of receivable mentioned above. As at 31 December 2020, other receivables balance included consideration receivable related to disposal of subsidiaries amounted to RMB41,000,000, see details in Note 30(e).

17          Inventories

	2020	2021
	RMB’000	RMB’000
Pharmaceuticals	2,942	914
Medical cnaonsumables	30,394	29,652
	33,336	30,566

The cost of inventories recognised as expense and included in cost of inventories and consumables amounted to RMB174,991,000 (2020: RMB163,881,000).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18          Restricted cash and cash and bank balances

	2020	2021
	RMB’000	RMB’000

Restricted cash	8,712	—

	2020	2021
	RMB’000	RMB’000
Cash and cash equivalents
Cash at banks	38,852	35,685
Time deposit	5,279	3,000
Cash on hand	253	604
Total	44,384	39,289

The analysis of bank and cash balances for the purpose of the consolidated statement of cash flows is as follows:

	2020	2021
	RMB’000	RMB’000
Cash and cash equivalents	44,384	39,289

The carrying amounts of the Group’s restricted bank deposit and cash and cash equivalents are denominated in the following currencies:

	2020	2021
	RMB’000	RMB’000
RMB	33,478	31,021
US dollars	18,199	7,125
Hong Kong dollars	567	6
Singapore dollars	852	1,137
	53,096	39,289

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

Restricted cash represents cash reserved in escrow account in relation to litigations (Note 34(c)).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19          Share capital

	Ordinary shares of USD0.001 each
	Number of	Nominal	Nominal
	shares	value	value
		USD’000	RMB’000
Authorised:
As at 1 January 2019	121,983,052	122	802
Increase of authorised shares	1,378,016,948	1,378	9,797
As at 31 December 2019, 1 January 2020, “31 December 2020,” 1 January 2021 and 31 December 2021	1,500,000,000	1,500	10,599
Issued and paid:
As at 1 January 2019	41,798,219	42	265
Issuance of shares held as treasury shares (Note 32)	5,940,452	6	41
Issuance of shares upon initial public offering (Note i)	7,500,000	8	53
Preferred shares converted into ordinary share upon initial public offering (Note ii)	15,600,000	16	110
As at 31 December 2019, 1 January 2020, 31 December 2020, 1 January 2021 and 31 December 2021	70,838,671	72	469

On October 25, 2019, the Company was listed on NASDAQ Global market in the United States and issued 2,500,000 American Depositary Shares (representing 7,500,000 ordinary shares of the Company).

Note ii:

On October 25, 2019, upon completion of the Company’s initial public offering, 15,600,000 of convertible redeemable preferred shares were converted into 15,600,000 ordinary shares (Note 25).

Note iii:

On 13 October 2020, the Company announced that its board of directors had approved a share repurchase program, under which the Company was authorized to repurchase in the open market up to US$6.0 million worth of its American depositary shares (“ADSs”) from time to time until 12 October 2021, depending on general market conditions, trading price and other factors, as well as subject to the applicable laws and the Company’s securities trading policy. During the applicable period, 135,000 ordinary shares were repurchased as treasury shares with a total consideration of approximately RMB2 million.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20         Other reserves

				Share‑based
	Capital	Merger	Statutory	compensation	Other
	reserve	reserve	reserve	reserve	reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)
At 1 January 2019	61,303	(10,000)	37,962	67,960	(61,980)	95,245
Translation of foreign operations	—	—	—	—	672	672
Transfer to statutory reserve	—	—	4,621	—	—	4,621
Further acquisition of interests in a subsidiary (Note 31)	—	—	—	—	(5,741)	(5,741)
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	493	493
Share-based payment reserve	—	—	—	47,788	—	47,788
Issuance of shares upon initial public offering	211,906	—	—	—	—	211,906
Transaction costs related to issuance of shares upon initial public offering	(45,516)	—	—	—	—	(45,516)
Preferred shares converted into ordinary share upon initial public offering	339,346	—	—	—	—	339,346
Exchangeable note converted into ordinary share upon initial public offering	140,471	—	—	—	—	140,471
At 31 December 2019 and 1 January 2020	707,510	(10,000)	42,583	115,748	(66,556)	789,285

At 31 December 2019 and 1 January 2020	707,510	(10,000)	42,583	115,748	(66,556)	789,285
Translation of foreign operations	—	—	—	—	(731)	(731)
Transfer to statutory reserve	—	—	194	—	—	194
Further acquisition of interests in a subsidiary (Note 31)	—	—	—	—	92	92
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	2,548	2,548
Share-based payment reserve	—	—	—	78,967	—	78,967
Share re-purchase	—	—	—	—	—	—
At 31 December 2020	707,510	(10,000)	42,777	194,715	(64,647)	870,355

At 31 December 2020 and 1 January 2021	707,510	(10,000)	42,777	194,715	(64,647)	870,355
Translation of foreign operations	—	—	—	—	574	574
Further acquisition of interests in a subsidiary (Note 31)	380	—	—	—	(935)	(555)
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	3,575	3,575
Share-based payment reserve	—	—	—	35,462	—	35,462
At 31 December 2021	707,890	(10,000)	42,777	230,177	(61,433)	909,411

Notes

(a)          Capital reserve

The capital reserve mainly represents capital contribution made by an owner and shareholders of the Company.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20          Other reserves (Continued)

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

On 1 June 2019, the Group has adopted a share-based compensation plan. For the year ended 31 December 2021, share-based compensation expenses amounting to RMB35,462,000 (2020: RMB78,967,000) was charged to share-based compensation reserve (Note 32).

(e)          Other reserve

Other reserve mainly represents the differences of carrying amount of non-controlling interests acquired, consideration paid to non-controlling interests and reduction of reserve as a result of the issuance of exchangeable note liabilities (Note 27).

21          Deferred income tax

	2020	2021
	RMB’000	RMB’000
The deferred tax assets comprise temporary differences attributable to:
- Tax losses	27,988	43,323
- Others	4,658	2,442
	32,646	45,765
The deferred tax liabilities comprise temporary differences attributable to:
- Medical licenses and tradenames	(14,425)	(285)
- Others	(226)	—
	(14,651)	(285)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21          Deferred income tax (Continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheets are, after appropriate offsetting, as follows:

	2020	2021
	RMB’000	RMB’000
Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	31,363	45,765
- Deferred income tax assets to be recovered within 12 months	9	—
	31,372	45,765
Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	(12,107)	(285)
- Deferred income tax liabilities to be settled within 12 months	(1,270)	—
	(13,377)	(285)
Deferred income tax assets – net	17,995	45,480

The movement in deferred income tax assets and liabilities during the year, without taking into consolidation the offsetting of balances within the same taxation jurisdiction is as follows:

The gross movement on deferred income tax accounts is as follows:

	2020	2021
	RMB’000	RMB’000
At 1 January	7,071	17,995
Acquisition of subsidiaries (Note 29)	(1,385)	—
Disposal of subsidiaries (Note 30)	(750)	7,479
Credited to consolidated statement of comprehensive income	13,073	20,006
Translation adjustment	(14)	—
At 31 December	17,995	45,480

Deferred income tax assets

	Tax losses	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2020	17,478	2,422	19,900
Acquisition of a subsidiary (Note 29)	13,422	5,492	18,914
Disposal of a subsidiary (Note 30)	(10,017)	(5,314)	(15,331)
Credited to consolidated statement of comprehensive income	7,135	2,058	9,193
Translation adjustment	(30)	—	(30)
At 31 December 2020 and 1 January 2021	27,988	4,658	32,646
Acquisition of subsidiaries (Note 29)	—	—	—
Disposal of subsidiaries (Note 30)	(6,144)	(743)	(6,887)
Credited to consolidated statement of comprehensive income	21,479	(1,473)	20,006
Translation adjustment	—	—	—
At 31 December 2021	43,323	2,442	45,765

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21          Deferred income tax (Continued)

Deferred income tax liabilities

	Medical licenses
	and tradenames	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2020	12,248	581	12,829
Acquisition of a subsidiary (Note 29)	20,297	—	20,297
Disposal of subsidiaries (Note 30)	(14,581)	—	(14,581)
(Credited)/charge to consolidated statement of comprehensive income	(3,539)	(341)	(3,880)
Translation adjustment	—	(14)	(14)
At 31 December 2020 and 1 January 2021	14,425	226	14,651
Acquisition of subsidiaries (Note 29)	—	—	—
Disposal of subsidiaries (Note 30)	(14,140)	(226)	(14,366)
Credited to consolidated statement of comprehensive income	—	—	—
Translation adjustment	—	—	—
At 31 December 2021	285	—	285

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses as at 31 December 2021 of RMB91,221,000 (2020: RMB71,862,000) which can be carried forward against future taxable income and their expiry dates are as follows:

	2020	2021
	RMB’000	RMB’000
Tax loss expiring within 5 years	71,862	91,221

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22          Borrowings

	2020	2021
	RMB’000	RMB’000
Non‑current
Bank borrowings
- secured	23,770	23,470
- non-secured	10,060	—

Other borrowings
- secured	42,101	54,137
	75,931	77,607
Current
Bank borrowings
- secured	38,491	82,680
- non-secured	39,575	—

Other borrowings
- secured	57,748	73,528
	135,814	156,208
	211,745	233,815

The carrying amounts of borrowings approximate their fair values and are denominated in RMB. The effective interest rates on the borrowings from banks was as 6.9% at 31 December 2021 .

Bank borrowings are secured by the following:

(i)	property, plant and equipment and investment properties of the Group (Note 11 and Note 13);
(ii)	personal properties provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 35(d));
(iii)	personal guarantee provided by Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting, Mr Zhou Xichun (Note 35(d)); and
(iv)	corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 35(d)).

Other borrowings are secured by the following:

(i)	property, plant and equipment of the Group (Note 11); and

(ii)corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 35(d)).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23          Trade and accruals, other payables and provisions

	2020	2021
	RMB’000	RMB’000
Trade payables	33,654	31,256
Accrued employee benefits	21,327	26,458
Accrued operating expenses	7,648	5,516
Accrued professional service fees	12,050	9,857
Deposits received	1,122	826
Duty and tax payable other than corporate income tax	8,242	2,172
Other payables to suppliers of plant and equipment	6,909	779
Others	11,485	27,240
	102,437	104,104

The carrying amounts of trade and other payables are denominated in RMB. The carrying amounts approximate their fair values due to their short-term maturities.

24          Contract liabilities

	2020	2021
	RMB’000	RMB’000
Advance receipt for treatment packages	8,639	236,476

As at end of 31 December 2021, the contract liabilities are aged within one year from the date when the sales contracts in respect of treatment packages were entered into.

25          Convertible redeemable preferred shares

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25          Convertible redeemable preferred shares (Continued)

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

As at 31 December 2019, the directors had used the market comparable method. Changes in fair value of Series A Preferred Shares and exchange differences on Series A Preferred Shares were recorded in “fair value gain/(loss) of convertible redeemable preferred shares”. The change in fair value is because of change in underlying value of the Group.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25          Convertible redeemable preferred shares (Continued)

(f)	Fair value measurement (Continued)

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

26          Convertible note

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

26          Convertible note (Continued)

Convertible note in 2016 (Continued)

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

26          Convertible note (Continued)

Convertible note in 2016 (Continued)

(c)	Fair value measurement (Continued)

As at 31 December 2019, the directors had used the market comparable method.

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

26          Convertible note (Continued)

Convertible note in 2020 (Continued)

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

As at 31 December 2021, the directors had used the market comparable method.

The movement of the convertible note is set out as below:

RMB’000

For the year ended 31 December 2020
At 1 January 2020	—
Convertible note issued	33,474
Unrealised exchange difference	(883)
Change in fair value	1,599

At 31 December 2020	34,190

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	1,599

For the year ended 31 December 2021
At 1 January 2021	—
Opening value	34,190
Unrealised exchange difference	(371)
Change in fair value	4,240

At 31 December 2021	38,059

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	4,240

27          Exchangeable note liabilities

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

27          Exchangeable note liabilities (Continued)

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

27        Exchangeable note liabilities (Continued)

(b)         Exchange feature (Continued)

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27        Exchangeable note liabilities (Continued)

(c)         Fair value measurement (Continued)

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28          Cash generated from operations

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax	152,364	(259,492)	(681,314)
Adjustments for:
Finance income	(388)	(1,185)	(113)
Finance costs	24,293	29,189	27,230
Amortisation of intangible assets (Note 14)	3,336	8,130	5,970
Depreciation of property, plant and equipment (Note 11)	78,163	97,232	93,165
Depreciation of investment properties (Note 13)	2,335	1,043	—
Loss on disposal of property, plant and equipment	1,715	703	14,349
Loss on disposal of intangible assets	—	—	1,350
Share of losses/(profits) investments accounted for using the equity method	1,738	1,043	(81)
Fair value gain of convertible redeemable preferred shares	(136,656)	—	—
Fair value loss of convertible note	5,193	1,599	4,240
Fair value gain of exchangeable note liabilities	(45,274)	—	—
Fair value gain of derivative financial instrument	(301)	—	—
Transaction cost related to issuance of convertible note	—	677	—
Reversal of contingent consideration	—	—	(1,523)
Share-based payment	47,788	78,967	35,463
Written-off of assets/liabilities held for sale	2,070	—	—
Impairment of non-current assets	1,405	32,969	313,959
Unrealised exchange difference	—	515	(373)
(Gain)/loss on disposal of associates	(14,251)	928	—
(Gain)/loss on disposal of subsidiaries (Note 30)	(3,040)	1,531	21,558
	120,490	(6,151)	(166,120)
Changes in working capital:
- Inventories	(3,037)	(8,971)	(800)
- Trade receivables	1,376	(7,781)	3,849
- Other receivables, deposits and prepayments	(11,742)	10,470	34,108
- Balances with related parties	—	—	—
- Trade payables	(1,567)	15,969	4,543
- Accruals, other payables and provisions	(4,521)	15,191	(52,018)
- Contract liabilities	(304)	(13,145)	228,153
Cash flow from operating activities	100,695	5,582	51,715

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28          Cash generated from operations (Continued)

This section sets out an analysis of net debt and the movements in net debt for the years:

	Liabilities from financing activities
			Lease	Lease
	Borrowing	Borrowing	liabilities	liabilities
	due within	due after	due within	due after
	1 year	1 year	1 year	1 year	Total
Net debt	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2020	(127,470)	(12,917)	(36,266)	(165,615)	(342,268)
Cash flows	(8,344)	(63,014)	398	(13,368)	(84,328)
As at 31 December 2020	(135,814)	(75,931)	(35,868)	(178,983)	(426,596)
As at 1 January 2021	(135,814)	(75,931)	(35,868)	(178,983)	(426,596)
Cash flows	(20,394)	(1,676)	7,590	73,229	58,749
As at 31 December 2021	(156,208)	(77,607)	(28,278)	(105,754)	(367,847)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination

(a)	Shanghai Jiahong Medical Aesthetic Clinic Co., Ltd. (formerly known as Shanghai Mingyue Medical Aesthetic Clinic Co., Ltd.)

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

The following table summarises the consideration paid for Shanghai Jiahong.

RMB’000
Purchase consideration
Cash paid in 2020	4,940
Cash received in 2021	(3,940)
Consideration payable as at 31 December 2021	6,200
Total purchase consideration	7,200

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(a)     Shanghai Jiahong Medical Aesthetic Clinic Co., Ltd. (formerly known as Shanghai Mingyue Medical Aesthetic Clinic Co., Ltd.) (Continued)

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(a)     Shanghai Jiahong Medical Aesthetic Clinic Co., Ltd. (formerly known as Shanghai Mingyue Medical Aesthetic Clinic Co., Ltd.) (Continued)

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2020:

2020
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	901,593
Loss after tax	(247,616)

(b)	Xian New Pengai Yueji Medical Aesthetic Clinic Co., Ltd.

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

The following table summarises the consideration paid for Xian Pengai.

RMB’000
Purchase consideration
Fair value of the previously held equity interest in Shenzhen Yueji at the acquisition date	10,500
Cash consideration	2,252
Settlement of pre-existing balance with Shenzhen Yueji	456
Total purchase consideration	13,208

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000
Cash and cash equivalents	245
Intangible assets	4,240
Trade receivables and other receivables	401
Inventories	148
Properties, plant and equipment	3,881
Trade payables and other payables	(180)
Lease liabilities	(3,585)
Current income tax liabilities	(99)
Deferred income tax liabilities	(412)
Non-controlling interest	(1,392)
Net identifiable assets acquired	3,247
Add: goodwill (Note 14)	9,961
Net assets acquired	13,208

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(b)     Xian New Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (Continued)

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

Contingent consideration is calculated based on a pre-determined formula with reference to the profit level of Xian Pengai in the year ended 31 December 2020 and 2021.

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

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2020:

2020
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	903,306
Loss after tax	(246,715)

(c)	Jiangsu Liangyan Hospital Management Co., Ltd.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(c)   Jiangsu Liangyan Hospital Management Co., Ltd. (Continued)

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(c)   Jiangsu Liangyan Hospital Management Co., Ltd. (Continued)

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

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2020:

2020
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	924,948
Loss after tax	(249,660)

(d)	Guangdong Hanfei Hospital Investment Co., Ltd.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(d)    Guangdong Hanfei Hospital Investment Co., Ltd. (Continued)

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

For the cash consideration paid, RMB19,000,000 was paid in 2019 while RMB42,000,000 was paid in 2020 (Note 30(e)). Derivative financial assets represent an option for the Company to obtain additional equity interest of Guangdong Hanfei at nil consideration if Guangdong Hanfei does not meet target profit level in the year ended 31 December 2020 based on a pre-determined formula as stipulated in the share purchase agreement. Contingent consideration is calculated based on a pre-determined formula with reference to the profit level of Guangdong Hanfei in the year ending 31 December 2021.

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(d)    Guangdong Hanfei Hospital Investment Co., Ltd. (Continued)

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

(e)	Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd.

On 14 October 2021, the Group acquired 73% of the share capital of Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd (“Guangzhou Pengai Xiuqi”), an aesthetic medical treatment provider operating in the PRC at the cash consideration for RMB7,300,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Guangzhou. The goodwill of RMB6,300,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Other receivables	100
Inventories	400
Property, plant and equipment	500
Net identifiable assets acquired	1,000
Add: goodwill (Note 14)	6,300
Net assets acquired	7,300

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash consideration	(7,300)
Cash and cash equivalents	—
Net outflow of cash and cash equivalents included in cash flows from investing activities	(7,300)

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2021.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(e)    Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd. (Continued)

For the year ended 31 December 2021, the revenue included in consolidated statement of comprehensive income since 14 October 2021 contributed by Guang zhou Pengai Xiuqi was approximately RMB3,797,000. Guangzhou Pengai Xiuqi also contributed loss of approximately RMB333,000 over the same period.

The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2021:

2021
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	3,797
Loss after tax	(333)

(f)    Beijing AomeiYixin Investment Consultant Co., Ltd. (“Beijing Aomei”)

On 1 January 2021, the Group acquired 95% of the share capital of Beijing Aomei Yixin Investment Consultation Company (“Beijing Aomei”), an aesthetic medical treatment provider operating in the PRC at the cash consideration for RMB11,500,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Beijing. The goodwill of RMB8,397,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000
Cash and cash equivalents	27
Intangible assets	2,419
Trade receivables and other receivables	1,113
Inventories	57
Property, plant and equipment	2,743
Trade payables and other payables	(122)
Lease liabilities	(2,362)
Deferred income tax liabilities	(600)
Current income tax liabilities	(9)
Non-controlling interest	(163)
Net identifiable assets acquired	3,103
Add: goodwill (Note 14)	8,397
Net assets acquired	11,500

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000
Cash consideration	—
Cash and cash equivalents	27
Net outflow of cash and cash equivalents included in cash flows from investing activities	27

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29          Business combination (Continued)

(f)    Beijing AomeiYixin Investment Consultant Co., Ltd. (“Beijing Aomei”) (Continued)

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2021.

For the year ended 31 December 2021, the revenue included in consolidated statement of comprehensive income since 1 January 2021 contributed by Beijing Aomei was approximately RMB4,877,000. Beijing Aomei also contributed loss of approximately RMB7,566,000 over the same period.

30          Disposals of subsidiaries

(a)	Yinchuanshi Pengai Yueji Aesthetic Medical Clinic Co. Ltd. (“Yinchuanshi Pengai”)

In May 2020, the Group disposed of its entire equity interest in Yinchuanshi Pengai to a third party. Details of the net assets of Yinchuanshi Pengai disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	3,910
Intangible assets	17
Deferred tax assets	175
Inventories	66
Trade and other receivables	97
Cash and cash equivalents	1
Income tax receivables	75
Trade payables and other payables	(263)
Contract liabilities	(12)
Lease liabilities	(1,896)
Non-controlling interests	(618)
Net assets of subsidiary	1,552
Loss on disposal of subsidiary	(729)
Cash consideration	823

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Yinchuanshi Pengai is as follows:

2020
RMB’000
Cash received	823
Cash and cash equivalents disposed of	(1)
Net cash inflow in respect of disposal of Yinchuanshi Pengai	822

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30        Disposals of subsidiaries (Continued)

(b)	Guangdong Hanfei Hospital Investment Co., Ltd.

On 25 December 2020, the Group disposed of its entire equity interest in Guangdong Hanfei to the original shareholder (Note 29(g)). Details of the net assets of Guangdong Hanfei disposed of and their financial impacts are summarised as follows:

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30          Disposals of subsidiaries (Continued)

(b)    Guangdong Hanfei Hospital Investment Co., Ltd. (Continued)

(ii)

Immediately before the disposal, the contingent consideration payable originated from the acquisition of Guangdong Hanfei (Note 29(g)) was remeasured at nil, resulting in a gain in fair value of RMB41,021,000, and the derivative financial assets were remeasured at RMB36,175,000, resulting in a gain in fair value of RMB13,564,000. The settlement of pre-existing balances comprised of the setoff of cash consideration payable of RMB41,000,000 and derivative financial assets of RMB36,175,000. The disposal of assets and liabilities of Guangdong Hanfei resulted in loss of disposal of subsidiary of RMB55,387,000. The aggregate impact of these remeasurement gains and disposal loss resulted in net loss of RMB802,000, which is included and presented as “Other gains, net” on the consolidated statements of comprehensive income for the year ended 31 December 2020.

(c)

    The Company entered into an Equity Transfer Agreement with an independent third-party regarding the sales of certain subsidiaries including Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Chengdu Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Yuexin Aesthetic Medical Hospital, Shenzhen Pengai Yueji Aesthetic Medical Hospital, Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd., Yunnan Liangyan Aesthetic Medical Clinic Co., Ltd., Kunming Liangyan Aesthetic Medical Clinic Co., Ltd. and Kunming Liangyan Hospital Management Co., Ltd. Details of the net assets of Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Chengdu Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Yuexin Aesthetic Medical Hospital, Shenzhen Pengai Yueji Aesthetic Medical Hospital, Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd., Yunnan Liangyan Aesthetic Medical Clinic Co., Ltd., Kunming Liangyan Aesthetic Medical Clinic Co., Ltd. and Kunming Liangyan Hospital Management Co., Ltd. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	2,949
Intangible assets	10,903
Goodwill	—
Deferred tax assets	—
Inventories	3,462
Trade and other receivables	9,911
Cash and cash equivalents	1,329
Income tax payables	(18,410)
Trade payables and other payables	(22,047)
Borrowings	—
Contract liabilities	(304)
Lease liabilities	—
Non-controlling interests	(37,565)
Net assets of subsidiary	(49,772)
Loss on disposal of subsidiary	37,688
Consideration	(12,084)

Satisfied by:
Cash consideration	—
Settlement of pre-existing balances	(12,084)
(12,084)

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Chengdu Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Yuexin Aesthetic Medical Hospital, Shenzhen Pengai Yueji Aesthetic Medical Hospital, Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd., Yunnan Liangyan Aesthetic Medical Clinic Co., Ltd., Kunming Liangyan Aesthetic Medical Clinic Co., Ltd. and Kunming Liangyan Hospital Management Co., Ltd. is as follows:

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30          Disposals of subsidiaries (Continued)

2021
RMB’000

Cash received	—
Cash and cash equivalents disposed of	(1,329)
Net cash inflow in respect of disposal	(1,329)

31          Transactions with non-controlling interests

During the year ended 31 December 2019, 2020 and 2021, the Group completed the following transactions with non-interesting interests and the impact are as below:

		Debit to	Total net
	(Debit)/credit	non-controlling	(debit)/credit to
	to other reserve	interests	Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2019
Acquisition of additional interests in a subsidiary:
- Guangzhou Pengai (Note a)	(1,946)	(1,062)	(3,008)
- Hangzhou Pengai (Note b)	(2,389)	(2,517)	(4,906)
- Chongqing Pengai (Note c)	(867)	(383)	(1,250)
- Changsha Pengai (Note d)	(539)	(511)	(1,050)
Disposal of interests in a subsidiary without loss of control:
- Guangzhou Pengai (Note e)	642	298	940
- Nanchang Pengai Aesthetic Medical Clinic Co., Ltd. (“ Nanchang Pengai”) (Note f)	(161)	1,111	950
- Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (“Yantai Pengai Jiayan”) (Note g)	12	488	500
	(5,248)	(2,576)	(7,824)

		Debit to	Total net
	(Debit)/credit	non-controlling	(debit)/credit to
	to other reserve	interests	Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2020
Acquisition of additional interests in a subsidiary:
- Shanghai Pengai (Note h)	92	(217)	(125)
Disposal of interests in a subsidiary without loss of control:
- Shanghai Jiahong (Note i)	(65)	65	—
- Guangzhou Pengai (Note j)	2,613	147	2,760
	2,640	(5)	2,635

For the year ended 31 December 2021
Acquisition of additional interests in a subsidiary:
- Huizhou Pengai (Note k)	(220)	(140)	(360)
- Changsha Pengai (Note l)	(715)	400	(315)

Disposal of interests in a subsidiary without loss of control:
- Changsha Pengai (Note m)	3,575	(2,000)	1,575
	2,640	(1,740)	900

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31          Transactions with non-controlling interests (Continued)

(a)	Acquisition of interest in Guangzhou Pengai

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

(b)	Acquisition of interest in Hangzhou Pengai

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

(c)	Acquisition of interest in Chongqing Pengai

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31          Transactions with non-controlling interests (Continued)

(d)	Acquisition of interest in Changsha Pengai

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

(e)	Disposal of interest in Guangzhou Pengai without loss of control

2019
RMB’000
Carrying amount of non-controlling interests disposed of	(642)
Less: consideration received from non-controlling interest	940
Gain on disposal within equity	298

On 24 June 2019, the Group disposed 5% equity interest in Guangzhou Pengai at a total consideration of RMB940,000 which resulted in a decrease in the Group’s equity interest in Guangzhou Pengai from 96% to 91%.

(f)	Disposal of interest in Nanchang Pengai without loss of control

2019
RMB’000
Carrying amount of non-controlling interests disposed of	161
Less: consideration received from non-controlling interest	950
Gain on disposal within equity	1,111

On 1 June 2019, the Group disposed 19% equity interest in Nanchang Pengai at a total consideration of RMB950,000 which resulted in a decrease in the Group’s equity interest in Nanchang Pengai from 70% to 51%.

(g)	Disposal of interest in Yantai Pengai Jiayan without loss of control

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31          Transactions with non-controlling interests (Continued)

(h)	Acquisition of interest in Shanghai Pengai

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

(i)	Disposal of interest in Shanghai Jiahong without loss of control

2020
RMB’000
Carrying amount of non-controlling interests disposed of	(65)
Less: consideration received from non-controlling interest	—
Gain on disposal within equity	(65)

On 9 December 2020, the Group disposed  12% equity interest in Shanghai Jiahong at a total consideration of RMB864,000 which resulted in a decrease in the Group’s equity interest in Shanghai Jiahong from 80% to 68%.

(j)	Disposal of interest in Guangzhou Pengai without loss of control

2020
RMB’000

Carrying amount of non-controlling interests disposed of	(147)
Less: consideration received from non-controlling interest	2,760

Gain on disposal within equity	2,613

On 7 December 2020, the Group disposed 20% equity interest in Guangzhou Pengai at a total consideration of RMB2,760,000 which resulted in a decrease in the Group’s equity interest in Guangzhou Pengai from 96% to 76%.

(k)	Acquisition of interest in Huizhou Pengai

2021
RMB’000
Carrying amount of non-controlling interests acquired	140
Consideration paid to non-controlling interests	(360)
Excess of consideration paid to non-controlling interest recognised within equity	(220)

On 13 September 2021, the Group purchased additional 2% equity interest of Huizhou Pengai at consideration of RMB360,000 which resulted in an increase in the Group’s equity interest in Huizhou Pengai from 65.5% to 67.5%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31          Transactions with non-controlling interests (Continued)

(l)Acquisition of interest in Changsha Pengai

2021
RMB’000
Carrying amount of non-controlling interests acquired	(400)
Consideration paid to non-controlling interests	(315)
Excess of consideration paid to non-controlling interest recognised within equity	(715)

On 24 September 2021, the Group purchased additional 3% equity interest of Changsha Pengai at consideration of RMB315,000, which resulted in an increase in the Group’s equity interest in Changsha Pengai of 3%.

(m)Disposal of interest in Changsha Pengai without loss of control

2021
RMB’000
Carrying amount of non-controlling interests disposed of	2,000
Less: consideration received from non-controlling interest	1,575
Gain on disposal within equity	3,575

On 24 September 2021, the Group disposed 15% equity interest in Changsha Pengai at a total consideration of RMB1,575,000 which resulted in a decrease in the Group’s equity interest in Changsha Pengai of 15%.

32          Share based compensation

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

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32          Share based compensation (Continued)

Movements in the number of options for the year ended 31 December 2020 and 2021 are as follows:

		Weighted-	Weighted-
	Number of	average	average grant
	options	exercise price	date fair value
		RMB	RMB
Outstanding as of 1 January 2020	5,940,452	0.007	28.01
Vested during the year (note)	(3,447,048)
Outstanding as of 31 December 2020	2,493,404	0.007	28.01
Vested during the year (note)	(1,222,959)
Outstanding as of 31 December 2021	1,270,445	0.007	28.01

Note: The Group vested the options to certain option holders in advance.

The fair value of share options were valued at grant date using Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Risk free interest rate	2.2%
Expected dividend yield	0
Expected volatility	57.87%
Exercise multiples	2.2
Contractual life	10

Share options outstanding as of 31 December 2021 have the following expiry date and exercise prices:

			Share options as of
Grant date	Expiry date	Exercise price	31 December 2021

1 June 2019	31 May 2029	US$0.001	1,270,445
Weighted average remaining contractual life of options outstanding at end of period:			7.42

The share-based compensation expenses of approximately RMB35,463,000 (2020:RMB78,967,000) has been charged to the consolidated statements of comprehensive income in the current year.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33          Summarised financial information of subsidiaries with material non-controlling interests

Set out below are the summarised financial information for each subsidiary that has non-controlling interests that are material to the Group.

As at 31 December 2019, 2020 and 2021, the non-controlling interests attributable to these entities accounted for 88%, 84% and 21% of the total non-controlling interests for the respective year end.

Summarised balance sheets

	Huizhou Pengai			Shanghai Pengai
	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	17,897	17,386	17,024	17,168	13,641	13,772
- Liabilities	(4,432)	(3,655)	(15,541)	(14,387)	(15,626)	(46,764)
Total current net assets/(liabilities)	13,465	13,731	1,483	2,781	(1,985)	(32,992)
Non‑current
- Assets	2,429	2,046	3,868	3,656	36,302	40,871
- Liabilities	—	—	(733)	—	(31,607)	(29,040)
Total non‑current net assets	2,429	2,046	3,135	3,656	4,695	11,831
Net assets/(liabilities)	15,894	15,777	4,618	6,437	2,710	(21,161)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	4,183	5,926	n/a	5,060	9,140	10,252	2,226	3,033	4,546
- Liabilities	(6,267)	(14,033)	n/a	(9,250)	(11,464)	(33,393)	(12,738)	(14,405)	(23,484)
Total current net assets/(liabilities)	(2,084)	(8,107)	n/a	(4,190)	(2,324)	(23,141)	(10,512)	(11,372)	(18,938)
Non‑current
- Assets	11,803	10,303	n/a	27,838	22,437	26,429	25,174	22,783	18,964
- Liabilities	(5,689)	(4,929)	n/a	(2,262)	—	—	(6,458)	(6,144)	(5,808)
Total non‑current net assets	6,114	5,374	n/a	25,576	22,437	26,429	18,716	16,639	13,156
Net assets/(liabilities)	4,030	(2,733)	n/a	21,386	20,113	3,288	8,204	5,267	(5,782)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33          Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	17,627	16,593	n/a	2,125	2,352	n/a	4,426	3,985	n/a
- Liabilities	(20,648)	(19,481)	n/a	(21,540)	(22,614)	n/a	(1,305)	(1,133)	n/a
Total current net assets/(liabilities)	(3,021)	(2,888)	n/a	(19,415)	(20,262)	n/a	3,121	2,852	n/a
Non-current
- Assets	9,153	4,335	n/a	33,742	29,033	n/a	893	780	n/a
- Liabilities	—	—	n/a	(16,256)	(14,019)	n/a	—	—	n/a
Total non-current net assets	9,153	4,335	n/a	17,486	15,014	n/a	893	780	n/a
Net assets/(liabilities)	6,132	1,447	n/a	(1,929)	(5,248)	n/a	4,014	3,632	n/a

	Yantai Pengai Jiayan			Ninghai Pengai
	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	13,614	14,806	3,753	1,696	1,055	n/a
- Liabilities	(23,564)	(24,410)	(31,845)	(1,060)	(1,397)	n/a
Total current net (liabilities)/assets	(9,950)	(9,604)	(28,092)	636	(342)	n/a
Non-current
- Assets	38,441	35,387	33,234	3,856	3,342	n/a
- Liabilities	(18,299)	(17,748)	(17,086)	(424)	(88)	n/a
Total non-current net assets	20,142	17,639	16,148	3,432	3,254	n/a
Net assets	10,192	8,035	(11,944)	4,068	2,912	n/a

Summarised statements of comprehensive income

	Huizhou Pengai			Shanghai Pengai
	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	35,184	26,852	21,561	33,834	29,839	21,674
Profit/(loss) before income tax	5,170	2,743	(8,222)	689	(3,884)	(25,217)
Income tax (expense)/credit	(1,293)	(685)	297	(172)	157	1,347
Profit/(loss) and total comprehensive income/(loss) for the year	3,878	2,058	(7,925)	517	(3,727)	(23,870)
Total comprehensive income/(loss) allocated to non‑controlling interests	1,338	710	(2,734)	77	(746)	(4,737)
Dividend paid to non‑controlling interests	1,478	750	1,116	1,463	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33          Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	23,766	8,221	6,290	33,057	28,530	28,251	25,458	20,184	24,134
Profit/(loss) before income tax	(4,722)	(6,674)	(6,280)	8,678	(1,135)	(19,411)	2,001	(1,696)	(10,966)
Income tax (expense)/credit	—	—	(21)	803	(139)	2,586	(500)	192	(84)
Profit/(loss) and total comprehensive income/(loss) for the year	(4,722)	(6,764)	(6,301)	9,481	(1,274)	(16,825)	1,501	(1,504)	(11,050)
Total comprehensive income/(loss) allocated to non‑controlling interests	(1,515)	(2,029)	(1,890)	1,043	(140)	(1,851)	195	(196)	(1,436)
Dividend paid to non‑controlling interests	—	—	—	—	—	—	407	186	—

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	20,809	13,754	45	34,104	33,157	32,430	2,198	—	—
Profit/(loss) before income tax	4,897	(4,656)	(406)	2,240	(3,710)	(2,937)	(2,449)	(382)	(300)
Income tax (expense)/credit	(1,224)	(29)	(21)	(560)	391	734	—	—	—
Profit/(loss) and total comprehensive income/(loss) for the year	3,673	(4,685)	(427)	1,680	(3,319)	(2,203)	(2,449)	(382)	(300)
Total comprehensive income/(loss) allocated to non-controlling interests	1,469	(1,874)	(171)	672	(1,328)	(881)	(898)	(187)	(147)
Dividend paid to non-controlling interests	—	—	—	—	—	—	—	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33          Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Yantai Pengai Jiayan			Ninghai Pengai
	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	32,668	25,958	15,295	5,211	4,841	46
Profit/(loss) before income tax	1,036	(2,465)	(21,773)	1,182	(1,317)	(604)
Income tax (expense)/credit	(259)	307	1,795	(113)	162	(39)
Profit/(loss) and total comprehensive income/(loss) for the year	777	(2,158)	(19,978)	1,069	(1,155)	(643)
Total comprehensive income/(loss) allocated to non-controlling interests	85	(237)	(2,198)	524	(566)	(315)
Dividend paid to non-controlling interests	—	—	—	—	—	—

Summarised statements of cash flows

	Huizhou Pengai			Shanghai Pengai
	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	5,488	3,192	1,217	11,170	(2,240)	2,587
Income tax paid	(715)	(1,070)	(211)	(436)	(444)	(27)
Net cash generated from/(used in) operating activities	4,773	2,122	1,006	10,734	(2,684)	2,560
Net cash used in investing activities	(708)	(78)	(589)	(833)	(5,407)	(2,437)
Net cash used in financing activities	(4,285)	(2,175)	(18)	—	(2,082)	—
Net (decrease)/increase in cash and cash equivalents	(220)	(131)	399	9,901	(10,173)	123
Cash and cash equivalents at beginning of the year	647	427	296	733	10,634	461
Cash and cash equivalents at end of the year	427	296	695	10,634	461	584

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33          Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Chengdu Yueji			Xiuqi Pengai			Haikou Pengai
	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	(1,279)	(3,782)	490	4,417	7,208	(1,419)	14,810	2,462	2,162
Income tax paid	(347)	—	(365)	—	—	—	(492)	(14)	(8)
Net cash generated from/(used in) operating activities	(1,626)	(3,782)	125	4,417	7,208	(1,419)	14,318	2,448	2,154
Net cash (used in)/generated from investing activities	(245)	4,358	2	(4,756)	(4,305)	(767)	(14,437)	(1,673)	(1,300)
Net cash used in financing activities	—	(1,044)	—	—	(3,081)	2,880	(423)	(629)	(100)
Net increase/ (decrease) in cash and cash equivalents	(1,871)	(468)	127	(339)	(178)	694	(542)	146	754
Cash and cash equivalents at beginning of the year	2,367	496	28	526	187	9	618	76	222
Cash and cash equivalents at end of the year	496	28	155	187	9	703	76	222	976

	Shenzhen Yueji			Shenzhen Yuexin			Nanchang Pengai
	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	3,815	1,340	140	3,545	4,187	191	(221)	(351)	(1)
Income tax paid	(1)	(45)	—	—	—	—	134	—	—
Net cash (used in)/generated from operating activities	(3,814)	1,295	140	3,545	4,187	191	(87)	(351)	(1)
Net cash (used in)/generated from investing activities	(3,776)	5,322	—	(4,266)	(1,096)	(64)	(1)	330	—
Net cash generated from/(used in) financing activities	600	(7,423)	—	—	(3,194)	—	—	—	—
Net increase/ (decrease) in cash and cash equivalents	638	(806)	140	(721)	(103)	127	(88)	(21)	(1)
Cash and cash equivalents at beginning of the year	187	825	19	867	147	44	110	22	1
Cash and cash equivalents at end of the year	825	19	159	147	44	171	22	1	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33          Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Yantai Pengai Jiayan			Ninghai Pengai
	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	4,278	2,544	47	1,352	(327)	(53)
Income tax paid	(35)	—	—	—	(74)	(23)
Net cash generated from/(used in) operating activities	4,243	2,544	47	1,352	(401)	(76)
Net cash used in investing activities	(3,161)	(1,848)	—	(3,479)	(46)	—
Net cash (used in)/generated from financing activities	—	(1,646)	—	3,000	(343)	—
Net increase/ (decrease) in cash and cash equivalents	1,082	(950)	47	873	(790)	(76)
Cash and cash equivalents at beginning of the year	382	1,464	514	—	873	83
Cash and cash equivalents at end of the year	1,464	514	561	873	83	7

34          Commitments

(a)	Capital commitments

	2020	2021
	RMB’000	RMB’000
Contracted but not provided for
- Property, plant and equipment	8	—
- Investments	—	—
	8	—

(b)	Operating lease commitments

The Group leases premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

From 1 January 2021, the Group has recognised right-of-use assets for these leases, except for short-term as stated in note 2.25 and  note 11.

The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2020	2021
	RMB’000	RMB’000
Not later than 1 year	20	10

(c)Contingencies

Certain subsidiaries of the Company have been named as defendants in four litigations in the PRC. The maximum amount of the damages claimed by the plaintiffs amounted to an aggregate of approximately RMB1,944,655 (2020: RMB8,186,000). No restricted cash was reserved as at December 31, 2021.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35          Related party transactions

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

(a)	Transactions with related parties

	2020	2021
	RMB’000	RMB’000
Depreciation and interest expense
- A related company	2,182	2,040
Medical Equipment rental
-A related company	—	3,218

(b)	Balances with related parties

	2020	2021
	RMB’000	RMB’000
Current (Note i)
Amounts due from related parties
Amounts due from related companies	94	—
Amounts due from non‑controlling interests	6,599	4,391
	6,693	4,391
Amounts due to related parties
Amounts due to related companies	620	473
Amounts due to non‑controlling interests	604	—
	1,224	473

Note i:   Balances due from/to related parties are unsecured, interest free, repayable on demand and are denominated in RMB. Their carrying values approximate to their fair values.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35          Related party transactions (Continued)

(c)	Key management compensation

Key management includes directors and senior managements. The compensation paid or payable to key management for employee services is shown below:

	2020	2021
	RMB’000	RMB’000
Basic salaries and bonus	13,428	17,740
Share based compensation	54,662	24,547
Pension costs - defined contribution plans	214	376
	68,304	42,663

(d)	Personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao, Zhou Xichun and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	2020	2021
	RMB’000	RMB’000
Bank borrowings of the Group secured by personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting and corporate guarantee from a related company	172,131	94,270
Bank borrowings of the Group secured by personal properties from Dr. Zhou Pengwu and Ms. Ding Wenting	25,725	9,000

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36          Particulars of the subsidiaries

The following is a list of the principal subsidiaries at 31 December 2020 and 2021:

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2020	2021
Directly hold:
Dragon Jade Holdings Limited	British Virgin Islands (The “BVI”)	Registered capital of 1 share without par value	Investment holding and provision of management services	100%	100%
(龍翠控股有限公司)
Stargaze Wealth Limited	BVI	Registered capital of 50,000 shares without par value	Investment holding and provision of management services	100%	100%
(遙望星空有限公司)
Indirectly hold:
Peng Oi Investment (Hong Kong) Holdings Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%
(鵬愛投資(香港)集團有限公司)
Peng Yida Business Consulting (Shenzhen) Co.,Ltd	The PRC	Registered capital of Hong Kong dollar 500,000,000	Investment holding and provision of management services	100%	100%
(鵬意達商務諮詢(深圳)有限公司)
Shenzhen Pengai Hospital Investment Management Co., Ltd.	The PRC	Registered capital of RMB115,000,000	Investment holding and provision of management services	100%	100%
(深圳鵬愛醫院投資管理有限公司)
Aesthetic Medical International Holdings (Singapore) Pte. Ltd.	Singapore	Singapore dollars 10	Investment holding and provision of management services	100%	100%
(中國醫美控股(新加坡)有限公司)
Shenzhen Pengcheng General Hospital Co., Ltd.	The PRC	Registered capital of RMB36,000,000	Provision of aesthetic medical services and general healthcare services	100%	100%
(深圳鵬程醫院有限公司)
Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB130,000,000	Provision of aesthetic medical services	100%	100%
(深圳鵬愛醫療美容醫院有限公司)
Shenzhen Pengai Beauty Promise Cosmetic Co., Ltd.	The PRC	Registered capital of RMB100,000	Sales of cosmetic products	100%	100%
(深圳市鵬愛美麗約定美容有限公司)
Nanchang Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	51%	—
(南昌鵬愛醫療美容門診部有限公司)
Haikou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	87%	87%
(海口鵬愛醫療美容醫院有限公司)
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	67.5%	67.5%
(惠州鵬愛醫療美容醫院有限公司)
Jinan Pengai Cosmetic Surgery Hospital Co., Ltd.	The PRC	Registered capital of RMB5,210,000	Provision of aesthetic medical services	95%	95%
(濟南鵬愛美容整形醫院有限公司)
Shanghai Pengai Medical Technology Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of medical aesthetic technical consulting and management services	100%	100%
(上海鵬愛醫療科技有限公司)

Shanghai Qiyue Medical Techonology Co., Ltd.	The PRC	Registered capital of RMB20,000,000	Provision of medical aesthetic technical consulting and management services	51%	51%
(上海祺嶽醫療科技有限公司)

Shengli Aesthetic Technology Investment,Hong Kong Company Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%

Aih Investment Management Corp.	U.S.A	Registered capital of 1,000,000 shares with a par of USD 0.01 per share	Investment holding and provision of management services	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36          Particulars of the subsidiaries (Continued)

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2020	2021
Indirectly hold (Continued):
Shenzhen Pengai Culture Broadcast Co., Ltd.	The PRC	Registered capital of RMB1,000,000	Provision of cultural, artistic activities, corporate image, exhibition planning and advertising service	100%	100%
(深圳鵬愛文化傳播有限公司)
Changsha Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of aesthetic medical services	89%	77%
(長沙鵬愛醫療美容醫院有限公司)
Shanghai Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	80%	80%
(上海鵬愛醫療美容門診部有限公司)
Newa Medical Aesthetics Limited	Hong Kong	1,000,000 ordinary shares	Provision of aesthetic medical services	100%	100%
Chongqing Pengai Aesthetic Medical Hospital Co. Ltd.	The PRC	Registered capital of RMB25,000,000	Provision of aesthetic medical services	100%	—
(重慶鵬愛醫療美容門醫院有限公司)
Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB18,800,000	Provision of aesthetic medical services	76%	76%
(廣州鵬愛醫療美容門診部有限公司)
Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co. Ltd.	The PRC	Registered capital of RMB12,000,000	Provision of aesthetic medical services	89%	89%
(廣州鵬愛醫療美容醫院有限公司)

Chengdu Pengai Yueji Medical Aesthetic Clinic Co., Ltd. (成都鵬愛悅己醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	70%	—

Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (杭州鹏爱医疗美容门诊部有限公司)	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	80%	100%

Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd. (西安新鹏爱悦己医疗美容门诊部有限公司)	The PRC	Registered capital of RMB4,000,000	Provision of aesthetic medical services	70%	—

Shanghai Jiahong (formerly known as Shanghai Mingyue Yueji) Aesthetic Medical Clinic Co., Ltd. (上海嘉泓医疗美容门诊部有限公司)	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	68%	64%

Jiangsu Liangyan Hospital Management Co., Ltd. (江苏靓颜医院管理有限公司)	The PRC	Registered capital of RMB10,000,000	Investment holding and provision of management services	80%	—

Yunnam Liangyan Aesthetic Medical Clinic Co., Ltd. (云南靓颜医疗美容有限责任公司)	The PRC	Registered capital of RMB10,000,000	Investment holding and provision of management services	41.6%	—

Kunming Liangyan Aesthetic Medical Clinic Co., Ltd. (昆明靓颜医疗美容门诊部有限责任公司)	The PRC	Registered capital of RMB8,000,000	Provision of aesthetic medical services	39.5%	—

Kunming Liangyan Hospital Management Co., Ltd. (昆明靓颜医院管理有限公司)	The PRC	Registered capital of RMB2,000,000	Provision of aesthetic medical services	80%	—

Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd. (廣州鵬愛秀琪醫療美容門診部有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of aesthetic medical services	—	55.5%

Beijing AomeiYixin Investment ConsultantCo., Ltd. (北京澳美醫信投資顧問有限公司)	The PRC	Registered capital of RMB500,000	Investment holding and provision of management services	—	95%

Beijing Haiyue Xingguang Aesthetic Medical Clinic (北京海悅星光醫療美容診所)	The PRC	—	Provision of aesthetic medical services	—	95%

Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. (南昌鵬愛秀琪醫療美容醫院有限公司)	The PRC	Registered capital of RMB500,000	Provision of aesthetic medical services	—	100%

Yantai Pengai Cosmetic Surgery Hospital Co., Ltd (煙台鵬愛美容整形醫院有限公司)	The PRC	Registered capital of RMB10,000,000	Provision of aesthetic medical services	89%	89%

Shenzhen Pengai Yuexin Aesthetic Medical Hospital (深圳鵬愛悅心醫療美容醫院)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	60%	—

Shenzhen Pengai Yueji Aesthetic Medical Hospital (深圳鵬愛悅己醫療美容醫院)	The PRC	Registered capital of RMB8,000,000	Provision of aesthetic medical services	60%	—

Ninghai Pengai Aesthetic Medical Clinic Co.,Ltd. (寧海鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	51%	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37           Additional information: condensed financial statements of the Company

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

As of December 31, 2020 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

Condensed balance sheets of the parent company

	2020	2021
	RMB’000	RMB’000
ASSETS
Non‑current assets
Investments in subsidiaries and due from subsidiaries	452,109	—
Current assets
Other receivables, deposits and prepayments	4,504	—
Cash and cash equivalents	11,500	5,250
	16,004	5,250
Total assets	468,113	5,250
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital and treasury shares	(1,554)	(1,554)
Other reserves	427,290	(42,434)
Total equity	425,736	(43,988)
LIABILITIES
Non‑current liabilities
Convertible note	34,190	38,059
	34,190	38,059
Current liabilities
Accruals, other payables and provisions	8,187	11,179
Total liabilities	42,377	49,238
Total equity and liabilities	468,113	5,250

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37           Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income of the parent company

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit/(loss) from subsidiaries	40,231	(140,096)	(469,724)
Selling expenses	(1,889)	(1,228)	(511)
General and administrative expenses	(72,908)	(103,982)	(47,188)
Finance income	—	—	—
Finance costs	(4,144)	—	(338)
Other loss, net	—	—	(6,968)
Fair value loss of convertible redeemable preferred shares	136,656	—	—
Fair value loss of convertible note	(5,193)	(1,599)	(4,240)
Fair value loss of exchangeable note liabilities	45,274	—	—
Fair value loss of derivative financial instrument	301	—	—
(Loss)/profit before income tax	138,328	(246,905)	(528,969)
Income tax expense	—	—	—
(Loss)/profit for the year	138,328	(246,905)	(528,969)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	672	(731)	574
Total other comprehensive income/(loss) for the year, net of tax	672	(731)	574
Total comprehensive income/(loss) for the year	139,000	(247,636)	(528,395)

Condensed statements of cash flows of the parent company

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(55,411)	(76,639)	(6,250)
Net cash used in investing activities	(7,940)	(8,372)	—
Net cash generated from financing activities	101,977	30,953	—
Net increase/(decrease) in cash and cash equivalents	38,626	(54,058)	(6,250)
Cash and cash equivalents at beginning of the year	26,932	65,558	11,500
Cash and cash equivalents at end of the year	65,558	11,500	5,250

38           Subsequent event

In March 2022, the Group entered into an agreement to sell 77% of equity interest of Changsha Pengai Aesthetic Medical Hospital Co., Ltd., (“Changsha Pengai”) with consideration of RMB4.62 million. The transaction has not been completed by the date of this report.

In March 2022, the Group entered into an agreement to sell 44.4% of Mendis Singapore Pte. Ltd. equity interest of with consideration of SGD0.84 million. The transaction has not been completed by the date of this report.