Form 20-F
period 2022-12-31
Aesthetic Medical International Holdings Group Ltd
filed 2023-04-21
CIK 1757143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Wu Guanhua, Chief Financial Officer

E-mail: toby@pengai.com.cn

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

Telephone: +86 (755) 2665 0533

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

As of December 31, 2022, there were 94,044,740 ordinary shares issued and outstanding.

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

☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents three of our ordinary shares;
●	“ADV” are to Peak Asia Investment Holdings V Limited and/or its affiliates as the case may be;
●	“AIH” are to Aesthetic Medical International Holdings Group Limited, a Cayman Islands exempted company; and we” “us” “our company” “the Company” and “our” are to Aesthetic Medical International Holdings Group Limited and its subsidiaries, and in the context of describing our consolidated financial information;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan, unless when refer to specific laws and regulations adopted by Mainland China; and “Mainland China” are to the People’s Republic of China excluding Hong Kong, Macau and Taiwan;
●	“Contractual Arrangements” are to a series of contractual arrangements entered into by us with Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd., the Relevant Subsidiaries and Ms. Ding Wenting in 2018, 2019, 2020, 2021, 2022 with respect to the Target Equity Interests, as detailed in “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests”;
●	“Hawyu” are to Hawyu (HK) Limited and/or its affiliates as the case may be;
●	“Jiechuang” are to Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) and/or its affiliates as the case may be;
●	“Lafang” are to Lafang China Co., Ltd. and/or its affiliates as the case may be;
●	“MY Universe” are to MY Universe (HK) Limited and/or its affiliates as the case may be;
●	“Wanda” are to Australia Wanda International Company Limited and/or its affiliates as the case may be;
●	“Relevant Subsidiaries” are to, collectively, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Dr. Zhou Pengwu directly or indirectly as to 27%, 26%, 19%, 12%, 24%, 25% and 25% respectively, as of December 31, 2022. Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. were divested in October 2022 and Hangzhou Pengai Aesthetic Medical Outpatient Department was ceased operation in August 2022 due to underperformance. Shenzhen Miaoyan Aesthetic Medical Clinic was divested due to impact of COVID-19 pandemic in Shenzhen in December 2022.
●	“RMB” and “renminbi” are to the legal currency of Mainland China;
●	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share;
●	“Target Equity Interests” are to these equity interests held by Dr. Zhou Pengwu in the Relevant Subsidiaries, which constitute all of Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries as of December 31, 2022.
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, all translations of renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.8972 to US$1.00, which was the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

We completed an initial public offering of our ADSs at an initial offering price of US$12.00 per ADS on October 29, 2019. On January 19, 2023, we transferred the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. The ADSs, each representing three of our ordinary shares, par value US$0.001 per share, are traded on the Nasdaq Capital Market under the symbol “AIH.”

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Their Respective Individual Shareholders

AIH is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiary, Peng Yida Business Consulting (Shenzhen) Co., Ltd. and through contractual arrangements with individuals and entities based in China and this structure involves unique risks to investors. Investors are purchasing securities of a Cayman Islands holding company rather than securities of our subsidiaries that have substantive business operations in China and the Cayman Island holding company controls our subsidiaries in China primarily by direct equity ownership of up to, but not including, 70.0% of the share interests of the subsidiaries.

Chinese law imposes various restrictions on the direct foreign investment in PRC companies, including a limitation of 70% or less of equity interests or the rights held by foreign entities in PRC medical institutions. Consequently, contractual arrangements are entered into to provide investors with more exposure to foreign investment in seven Relevant Subsidiaries. We own 65% or more direct equity interest in each of the Relevant Subsidiaries and as a result we are able to control and consolidate such subsidiaries as a result of our direct majority equity ownership, among other things, and do not depend on the contractual arrangements in relation to the minority equity interest to control and consolidate such subsidiaries. See “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests” in this annual report. Nevertheless, the contractual arrangements related to Target Equity Interest, involves unique risks to investors in the ADSs and ordinary shares of our Company. Such contractual arrangements have not been tested in court. The regulatory authorities in China could disallow such arrangements, which may have negative impact on our business and reduce the value of our securities. Contractual arrangements may not be as effective as direct ownership. See “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements” “ – The Contractual Arrangements may not be as effective in providing control as direct ownership and Relevant Subsidiaries or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements” and “ – Any failure by our Relevant Subsidiaries and their other respective shareholders, including Dr. Zhou Pengwu, to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” in this annual report.

As we are a holding company with substantive business operations in China, you should pay special attention to other disclosures included in this annual report and risk factors included herein. In particular, any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information – 3.D. Risk Factors – Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially and adversely affect us.” In addition, the PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. Due to our business operations in Hong Kong, the regulatory actions related to data security or anti-monopoly concerns in Hong Kong may also impact our ability to conduct our business, accept foreign investments or list on a U.S. or foreign exchange. See “Item 3. Key Information – 3.D. Risk Factors – Risks Related to Doing Business in China.

In this annual report, “AIH” refer to Aesthetic Medical International Holdings Group Limited, and “we” “us” “our company” “the Company” and “our” refer to Aesthetic Medical International Holdings Group Limited and its subsidiaries, and in the context of describing our consolidated financial information.

The Holding Foreign Companies Accountable Act

In particular, the Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 2, 2021, the U.S. Securities and Exchange Commission, or the SEC, adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our Company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F for fiscal year 2021 with the SEC on May 16, 2022. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. See “Risk Factors – Risks Related to Doing Business in China – Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if the proposed changes to the law are enacted AHFCAA is enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our Company as a ‘Commission-Identified Issuer’ following the filing of our annual report for fiscal year 2021 on Form 20-F with the SEC on May 16, 2022.”

The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. These risks could result in a material change in our operations and the value of our ordinary shares or the ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more information on various risks related to doing business in China, see “Item 3. Key Information—3.D. Risk Factors” section.

As of the date of this prospectus, AIH, our Cayman Islands holding company and other subsidiaries of our Company have not received any inquiry, notice, warning or sanctions regarding the offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, it is uncertain how soon the regulatory bodies in Mainland China will finalize implementation measures, and the impact the modified or new laws and regulations will have on the daily business operations of our PRC subsidiaries, our ability to accept foreign investments and list on an U.S. or other foreign exchange. For more information on various risks related to doing business in China, see “Item 3. Key Information—3.D. Risk Factors” section. As of the date of this annual report, AIH, our Cayman Islands holding company and other subsidiaries of our Company have not received any inquiry, notice, warning or sanctions regarding the offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, it is uncertain how soon the regulatory bodies in China will finalize implementation measures, and the impact the modified or new laws and regulations will have on the daily business operations of our PRC subsidiaries, our ability to accept foreign investments and list on an U.S. or other foreign exchange. For more information on various risks related to doing business in China, see the “Risk Factors” sections of this annual report.

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in Mainland China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation. Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

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

3.D.Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

Risks relating to our business and our industry

●	any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC;
●	our ability to obtain sufficient funding for our expansion plans;
●	any decrease in supply or fluctuation in the cost of supplies;
●	our ability to maintain proper inventory levels for our operations;

●	the strength of our brand and reputation;
●	increasing ongoing compliance costs in a heavily regulated industry;
●	our compliance with PRC laws and regulations on medical advertisement;
●	possible non-compliance incidents;
●	customer complaints, claims and legal proceedings in the regular course of our operations from time to time;
●	our ability to recruit and retain an adequate number of managers, doctors, nurses, image consultants and other support staff in our treatment centers;
●	our ability to maintain the quality of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use; and
●	unfavorable market perception of the overall aesthetic medical industry.

Risks relating to our corporate structure

●	the Contractual Arrangements being compliant with PRC laws and regulations;
●	the Contractual Arrangements being ineffective in providing control;
●	potential conflicts of interest with Dr. Zhou Pengwu;
●	the Contractual Arrangements being subject to scrutiny by the PRC tax authorities; and
●	our PRC medical centers being deemed as “Sino-Foreign Equity Medical Institutions.”

Risks relating to doing business in the PRC

●	increased labor costs and potential non-compliance caused by the enforcement of the PRC Labor Contract Law;
●	changes in the PRC’s economic, political and social conditions, as well as governmental policies;
●	uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China;
●	changes in international trade policies and barriers to trade or the emergence of a trade war;
●	potential liabilities under the FCPA, Chinese anti-unfair competition laws and relevant tax laws;
●	restrictions on currency exchange;
●	potential liability or penalties and limitation on our ability to inject capital into these subsidiaries due to PRC regulations relating to investments in offshore companies by PRC residents; and
●	the risks related to the enactment of the Holding Foreign Companies Accountable Act.

Risks relating to the ADSs

●	our broad discretion to determine how to use the remaining net proceeds from our initial public offering;

●	the ability by our chief executive officer and his spouse to control and exert significance influence over our company;
●	provisions in our fourth amended and restated articles of association (as revised) limiting your ability to influence corporate matters;
●	our reliance on exemptions from certain corporate governance requirements due to our “controlled company” status; and
●	an increased risk of securities class action litigation.

In addition, our corporate structure and being based in and having the majority of our operations in China pose following significant regulatory, liquidity and enforcement risks to investors, which are described in further details in the “Risk Factors” section of this annual report, including risks that any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risk Factors”.

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

An outbreak of COVID-19 continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. In response to the outbreak of COVID-19, we postponed the resumption of operations of aesthetic treatment centers in China after the Chinese New Year holiday in 2020. During the temporary shutdown of our treatment centers, we could not carry out any business procedures. Since late February 2020, we have actively taken proper precautionary measures to contain the spread of the pandemic, and gradually re-opened our aesthetic medical treatment centers. By the end of March 2022, all of our aesthetic treatment centers had resumed their operations. We also adopted a thorough disease prevention scheme and implemented measures including, but not limited to, regularly sterilizing and ventilating our facilities, staggering employee lunch time, monitoring the body temperature of employees, and keeping track of the travel history and health condition of employees and their immediate family members. We also provided COVID-19 prevention training sessions to our employees and procured essential disease prevention supplies to ensure the safety of all employees, maintain the normal operation of our treatment centers, and protect the well being of our customers. We have applied these COVID-19 prevention measures consistently throughout 2021 and up till the measures of COVID-19 were adjusted from Class A infectious diseases to Class B infectious diseases in December 2022.

In October 2022, we divested two underperforming treatment centers, Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., and received cash inflows of RMB4.6 million and RMB3.0 million, respectively. In December 2022, we also divested Shenzhen Miaoyan Aesthetic Medical Clinic, another underperforming treatment center without cash inflows. In August 2022, we ceased the operations of Hangzhou Pengai Aesthetic Medical Outpatient Department due to underperformance.

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

Since the COVID-19 virus could be spread to the countryside and cause a second wave of infections, we expect the COVID-19 pandemic to continue to subject us to uncertainties, which may negatively affect our future cash flow in to an extent that we cannot predict at this time, and we can only try our best to continue to maintain and improve our cash flow. For discussion of liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we have considered our cash flow from future operations and available borrowing facilities to conclude that we have sufficient financial resources to meet its financial obligations as and when they fall due in the coming 12 months. Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional borrowings. We may, however, require additional cash resources to finance our continued growth or other future developments, including any marketing initiatives or investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new treatment centers openings, investments in acquired treatment centers and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing. To the extent that we raise additional financing by selling additional equity, our shareholders may experience dilution. To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

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

For the years ended December 31, 2020, 2021 and 2022, our cost of inventories and consumables amounted to RMB163.9 million, RMB175.0 million, and RMB160.2 million (US23.2 million), respectively, representing 45.8%, 46.5% and 50.9% of our total cost of sales and services rendered for the same periods, respectively. Consistent with industry practice, we have not entered into any long-term supply agreements with our suppliers and we cannot assure you that our suppliers will continue to supply to us on commercially reasonable terms, or at all. If any of our suppliers fail to supply sufficient quantities or experience fluctuations in market prices of the same, for example, due to temporary operation suspension caused by the outbreak of COVID-19, we may have to obtain replacements for such supplies from alternate suppliers. We cannot assure you that we will be able to do so in a timely manner at commercially reasonable terms. Any such disruption in supply may adversely affect the operations of our treatment centers, which may in turn adversely affect our business, results of operations, financial condition and prospects. In addition, should the prices of supplies increase significantly, we cannot assure you that we would be able to pass on any increase in purchase costs to our customers. Any substantial fluctuation in market prices of the supplies required in our operations may significantly increase our costs, resulting in us reducing, suspending or ceasing provision of certain types of services, thereby reducing our sales and profit.

Although the price of most comsumables historically remained flat, we cannot guarantee that a shortage of supply will not arise in the future, or that our suppliers will not increase their prices. In the event that we are not able to source from any supplier on commercially reasonable terms, or at all, our business, financial condition and results of operation will be adversely affected.

We may not be able to maintain proper inventory levels for our operations.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. We may not be able to accurately forecast demand for supplies because of the difficulties of estimating the demand for our services. In 2020, 2021 and 2022, our average inventory turnover days were 31.3 days, 30.6 days and 33.4 days, respectively.The volatile economic environment and fast-evolving demands and preferences of our customers have made accurate projection of inventory levels increasingly challenging.

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

In addition, we have experienced incidents of non-compliance which did not result in administrative warnings or penalties but could adversely impact our reputation, create additional compliance costs for us or otherwise impair our business and operations. For example, while we require that all human placenta extract products procured and used in our treatment centers are domestically produced, registered by the National Medical Products Administration, or the NMPA, which is formerly know as China Food and Drug Administration, and legally compliant, we have had instances in the past where certain of our treatment centers used imported human placenta extract products that were unregistered with the NMPA.

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

As a medical aesthetic service provider, we must comply with the PRC Advertisement Law, the PRC Administrative Measures on Medical Advertisement and other relevant advertising laws and regulations and constantly monitor our advertising content. According to the Administrative Measures on Medical Advertisement and the Notice on Further Strengthening the Management of Medical Advertisements, or the Administrative Measures on Medical Advertisement, we must obtain a medical advertisement approval certificate before publishing any medical advertisement. The content in the published advertisement shall be consistent with what has been approved and recorded in the medical advertisement approval certificate. In addition, the Administrative Measures on Medical Advertisement explicitly stipulate that such medical advertisements shall not include any specific treatment method, any guarantees of the treatment, any name or image of any patient, any particular medical professional, nor use any medical research institution or its personnel or any public association or organization to suggest any treatment is valid. For violations of these laws and regulations, the PRC competent health administrative authority and Chinese medicine administrative authority may issue warnings and require remediation. If the violations are more severe, they may impose measures such as suspension of business until the violations have been remedied, revocation of the license for operating a particular medical department, or even revocation of the Medical Institution Practicing License. In addition, the competent administration for industry and commerce (now known as the administration for market regulation) may also suspend the business and the business licenses of institutions that are repetitive and serious offenders in accordance with the PRC Advertisement Law. In 2021, the regulators has strengthened the supervision of the aesthetic medical industry and proposed various guidelines to ensure the healthy development of the aesthetic medical industry, including regulating advertisements as well as cracking down illegal manufacturing and sales of the aesthetic medical products. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on medical advertising in the PRC.”

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

With respect to settlement of client complaints, customers generally accept complimentary gifts, refunds, services or supplemental operations at no additional cost to settle their complaints. However, we may also be required to pay monetary compensation to settle customer complaints and medical disputes. In addition, we may be subject to third-party liability claims and may be required to pay compensation to patients who suffer from unexpected adverse reactions to treatment received in our treatment centers, even if we were not at fault. As of the date of this annual report, we were named as the defendant in 11 ongoing litigations for our consolidated businesses in the PRC. While we believe many of the claims against us do not have merits, and plan to firmly defend our rights, we cannot assure that we will be able to achieve satisfactory outcome in those proceedings. The maximum amount of the damages claimed by the plaintiffs in those 11 proceedings in aggregate amounted to RMB18.2 million. Furthermore, some dissatisfied customers may even resort to extreme actions.

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

Although we have adopted a series of measures for selecting suppliers, such as maintaining and updating a list of qualified suppliers, we cannot guarantee that all of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use are free of defects or substantially meet the relevant quality standards. We were involved in a lawsuit related to one of our patients who suffered severe complications after receiving a Botox injection at one of our treatment centers. Although the court found that all liability rested with the manufacturer, we cannot assure you that similar incidents will not occur in the future, or that such incidents will not materially and adversely affect us. Moreover, we launched new skincare products called The Four Beauty in January 2020, which are manufactured by a third party and sold in our treatment centers. We also launched 6 new non-surgical aesthetic medical treatment solutions with the support of new products and equipments in 2022. If the products provided by our suppliers are defective, of poor quality, or cause any adverse drug reaction, we could be subject to liability claims, complaints or related adverse publicity that could result in the imposition of penalties or even suspension of licenses by relevant authorities or compensation awarded by courts against us. We may also need to find suitable replacement products, which may lower our profit margins and result in delays in services to our customers.

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

We have significantly expanded our business before 2021, but in 2021 the Company decided to strategically shift its development strategy from rapid national expansion to a more focused, stable and sustainable growth. As of December 31, 2022, out of our existing network of eleven treatment centers, we have established six treatment centers, acquired six treatment centers, and obtained minority stakes in one treatment center. Our organization may become larger and more complex with the addition of treatment centers in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources.

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

On January 10, 2023, we entered into a share purchase agreement with a non-affiliated third party, under which we transferred 100% of the equity of our wholly-owned subsidiary, Shenzhen Miaoyan Medical Technology Investment Co., Ltd. to this third party for a consideration of RMB1.9 million due to our strategy to further focus on mature and profitable institutions. As of the date of this annual report, the transaction has not been closed.

We have operations outside of China and intend to expand our international operations, which exposes us to significant risks.

We currently have operations throughout China and our network also covers Singapore. Our business strategy includes further expanding our operations into new markets outside of China. Our company may become larger and more complex with our intended plans to expand into new geographic areas, through a combination of acquisitions and organic growth. The success of our business therefore depends, in large part, on our ability to operate successfully from geographically disparate locations and to further expand our international operations and sales. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those that we face in China. We cannot assure you that further international expansion will be successful.

Among the risks we believe are most likely to affect us include:

●	lack of control, difficulties, inefficiencies and costs associated with staffing and managing foreign operations;
●	potential distraction of management from our China operations;
●	greater difficulty collecting accounts receivable and longer payment cycles;
●	compliance with local laws and regulations and unexpected changes in regulatory requirements;
●	reduced protection for intellectual property rights in some countries;
●	the effectiveness of our policies and procedures designed to ensure compliance with similar anti-corruption, anti-money laundering, and sanction laws;
●	possible tariffs and trade restrictions;
●	foreign taxes;
●	fluctuations in currency exchange rates;
●	natural disasters, contagious disease outbreaks, travel restrictions, and war or terrorist activities; and
●	political and economic instability.

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

It typically takes newly opened and acquired treatment centers a period of time to achieve a utilization rate comparable to our existing treatment centers, due to factors such as time needed to build customer awareness in the local community and to integrate new treatment centers’ operations into our existing infrastructure. The treatment centers we acquired did not or may not achieve the business or financial performance as we expect. The opening and acquisition of new treatment centers involve regulatory approvals and reviews by various authorities in China, including health authorities. We may not be able to obtain all the required approvals, permits or licenses for opening and acquisitions of treatment centers in a timely manner or at all. We may not be able to fully utilize the newly opened and acquired treatment centers as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. In addition, the operating results generated at the newly opened and acquired treatment centers may not be comparable to the operating results generated at any of our existing treatment centers. The treatment centers may even operate at a loss, which could materially and adversely affect our results of operations. We may elect to dispose of the acquired treatment centers subsequently and recognize losses. In 2021, we transferred our interest in or closed the operation of seven treatment centers. In 2022, we divested three underperforming treatment centers and closed the operation of one treatment center. As a result, our results of operations may fluctuate from year to year. Therefore, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them to predict our future performance or the price of our ADSs.

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

Our business is subject to seasonality.

Our operating results are exposed to seasonal fluctuations in demand for our services. We usually experience relatively higher customer visits in the second half of each financial year, which is mainly because we experience a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and in anticipation of the subsequent New Year and Chinese New Year holidays. As such, our revenue is usually slightly higher in the second half of the year.

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

We are exposed to potential liabilities that are inherent to the aesthetic medical and healthcare industries. Our treatment centers have been the subject of such claims in the past. To protect our business from the cost of any such claims, we maintain product liability insurance that we believe to be appropriate for our operations as of the date of this annual report. However, we may face liabilities that exceed our available insurance coverage or arise from claims outside the scope of our insurance coverage. Our insurance policies are subject to annual renewal, and we may not be able to obtain product liability insurance in the future on acceptable terms or at all. In addition, our insurance premiums could be subject to increases in the future, which may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase as a result of liability claims or other litigation, then our business, financial condition and results of operations may be adversely affected.

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

We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations related to data security and privacy protection.” In mainland China, the Personal Information Security Specification (2020 Version) came into force on October 1, 2020.

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

In early July 2021, regulatory authorities in Mainland China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of a major China-based transportation platform and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms.

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

On February 24, 2023, the China Securities Regulatory Commission, or the CSRC, jointly with other relevant governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which takes effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

On July 7,2022, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfer, which became effective on September 1, 2022 and provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances:(i)where a data processor provides critical data to offshore entities and individuals; (ii)where a critical information infrastructure operator or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii)where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv)other circumstances prescribed by the CAC for which application for security assessment for cross-boarder transfer of data is required.

The relevant regulatory authorities in Mainland China continue to regulate and strengthen the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also release, from time to time, their monitoring results and requires relevant enterprises listed in such notices to rectify their non-compliance. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our business and operation. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security and data privacy, which could require us to incur additional costs and restrict our business operations.

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

We plan to enhance our brand recognition among our existing and target customers along with our expansion into new geographic areas. Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our strategic expansion into new markets, we normally increase advertising of our brand through various advertising media platforms, which requires significant expenses before these newly opened treatment centers reach expected profit levels, thereby affecting our overall profitability. In 2020, 2021 and 2022, our advertising and marketing expenses were RMB303.9 million, RMB255.5 million and RMB132.2 million (US$19.2 million), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and mobile search engines, marketing and social media platforms. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time is hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or generate sustainable revenue and profit.

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

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADSs may not be able to remain listed on the Nasdaq Capital Market.

Risks relating to our corporate structure

If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements.

According to the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, which became effective in April 2015, amended in June 2017, and replaced by the Special Administrative Measures (Negative List)  for Access of Foreign Investment (2018 Edition) in June 2018, and the Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version), or the Negative List, promulgated by the NDRC and the Ministry of Commerce of the PRC, or the MOFCOM jointly on December 27, 2021 and came into effect on January 1, 2022, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. We historically held more than 70.0% in nine of our PRC subsidiaries after the effective date of the Foreign Investment Catalog 2015, namely Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd, Jiangsu Liangyan Hospital Management Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd., and Shanghai Jiahong Aesthetic Medical Clinic Co., Ltd. We decreased our shareholdings in these PRC subsidiaries to 70.0% by transferring excess equity interests to Dr. Zhou Pengwu and certain of our employees in 2018, 2019, 2020 and 2021, subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. In connection with such equity transfer to Dr. Zhou and Dr. Zhou Pengwu’s shareholding, in Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., and Jiangsu Liangyan Hospital Management Co., Ltd., Beijing AomeiYixin Investment Consultant Co., Ltd. which he acquired from other shareholders in 2018, 2019, 2020 and 2021, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu and the Relevant Subsidiaries, among other parties, with respect to the Target Equity Interests. For details of the Contractual Arrangements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests.”

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

We own and hold 70.0% of equity interests in the Relevant Subsidiaries and will rely on the Contractual Arrangements to control the Target Equity Interests in the Relevant Subsidiaries. The Contractual Arrangements may not be as effective as direct ownership in controlling over the Target Equity Interests. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. These legal remedies may not be as effective as direct ownership in controlling the Target Equity Interests. All the agreements under the Contractual Arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these Contractual Arrangements will be resolved through arbitration in Mainland China. However, the legal framework and system in Mainland China are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and cause a delay. If we fail to enforce Contractual Arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing Contractual Arrangements, our control over the Target Equity Interests may be negatively affected.

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

All of the Contractual Arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in Mainland China. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce the Contractual Arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective or complete control over our Relevant Subsidiaries or enjoy the economic benefit from such Relevant Subsidiaries, and our ability to conduct our business may be negatively affected.

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

We have control over the Relevant Subsidiaries by holding 70.0% of equity interest in each of the Relevant Subsidiaries, and we control the Target Equity Interests directly held by Dr. Zhou Pengwu through the Contractual Arrangements. Dr. Zhou Pengwu may have potential conflicts of interest with us due to his role as director of our company and director of certain of the Relevant Subsidiaries, as what is in the best interests of the Relevant Subsidiaries may not be in the best interests of our company. Dr. Zhou Pengwu may breach or refuse to renew the existing Contractual Arrangements we have with him and the Relevant Subsidiaries, which would materially and adversely affect our control over the Target Equity Interests and our ability to receive economic benefits in connection with the Target Equity Interests. If Dr. Zhou Pengwu breaches Contractual Agreements or otherwise has disputes with us, we may have to initiate arbitration or other legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly distract our management’s attention, adversely affect our ability to control the Target Equity Interests and otherwise result in negative publicity and adversely affect the reputation of our treatment centers. There is no assurance that the outcome of any such dispute or proceeding will be in our favor.

Our Contractual Arrangements with the Relevant Subsidiaries may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities, and additional taxes and interest may be imposed. The PRC enterprise income tax law requires every enterprise in Mainland China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may be subject to material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements between Shenzhen Pengai Investment, Dr. Zhou Pengwu and the Relevant Subsidiaries were not entered into on an arm’s length basis and make special tax adjustments to the tax positions of Shenzhen Pengai Investment and Dr. Zhou Pengwu.

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

If the PRC government deems our PRC medical centers as “Sino-Foreign Equity Medical Institutions,” we could be subject to certain liabilities for failing to comply with the JV Interim Measures.

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

Companies operating in Mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time. The requirement to maintain employee benefit plans has not been implemented consistently by local governments in Mainland China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be subject to fines and penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements. If we are subject to penalties, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Due to our status as a Cayman Islands holding company, in compliance with PRC law, we own no more than 70% equity interest in our PRC operating subsidiaries and Contractual Arrangements are entered into in relation to the minority equity interest. We are able to control and consolidate our PRC operating subsidiaries as a result of our direct majority equity ownership, among other things, and do not depend on the contractual arrangements in relation to the minority equity interest to control and consolidate our PRC operating subsidiaries. However, in the event that the Chinese regulatory authorities disallowed the contractual arrangements, it may negatively impact our operations or the value of our securities, although the negative impact may not be material, given that the affected equity interest would be no more than 30% of the total equity interest.

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

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments until January 23, 2022. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which take effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Any future securities offerings and listings outside of mainland China by our company, including but not limited to follow-on offerings, refinancing, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. As of the date of this annual report, we have not received any inquiry or notice or any objection to this offering from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little advance notice subject to any future actions of the PRC authorities. If the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

We have been closely monitoring the development in the regulatory landscape in Mainland China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC or other PRC authorities, as well as regarding any annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. The Trial Measures and the Draft Provisions on Confidentiality and Archives Administration also repeat the above principle and rule. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

To our knowledge, besides Dr. Zhou and Ms. Ding, who have fulfilled the registration under SAFE Circular 75, and besides Shanghai Qiangshi Business Information Consultant Co., Ltd., who has fulfilled the procedure of overseas investment for the purpose of purchasing and holding our company’s ordinary shares through Wise Sunny Limited, we are not aware of any PRC residents or entities who hold direct or indirect interests in our company and are subject to SAFE filing or registration requirements, and we will request PRC residents who we know hold direct or indirect interests in our company, if any, to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents or entities will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident or entities shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our wholly foreign-owned subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Mainland China.

PRC regulations and rules concerning mergers and acquisitions including the Rules on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules with respect to mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, according to the Anti-Monopoly Law of PRC, which was last amended on June 24, 2022 and became effective on August 1, 2022, and the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations, or the Prior Notification Rules issued by the State Council in August 2008 and amended on September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold is crossed and such concentration shall not be implemented without the clearance of prior notification. In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire the de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that our business is not in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

In the past, local governments in Mainland China granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. The Circular on the Relevant Tax Policies in Respect of Medical and Hygiene Institutions issued by the State Administration of Taxation, or the SAT and Ministry of Finance that became effective in July 2000 and amended in 2009, specifies that to support the development of profitable medical institution, the following preferential policy shall be applied to the income derived by profitable medical institution as is directly used to improve the medical and hygiene service conditions within three years after the date of obtaining practice registration: (1) the self-produced preparation for its own use shall be exempted from any value-added tax; and (2) the property, land, vehicles and vessels for the profitable medical institution’s own use shall be exempted from real estate tax, land-use tax of cities and towns and operation tax of vehicle and ship. Upon the expiration of the term of three years for exempting from tax, the tax collection shall be restored. The Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax issued by the State Administration of Taxation, or the SAT, and Ministry of Finance that became effective in May 2016, specifies that medical institutions which provide the medical services are exempted from value-added tax during the pilot scheme period for levying VAT in place of business tax. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including compliance with the applicable financial incentive agreements and completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do so we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

The PRC Enterprise Income Tax Law, or the EIT Law effective as of January 1, 2008 and amended on December 2018 and the Regulation on the Implementation of the EIT Law, effective as of January 1, 2008 and amended on April 2019, define the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises.” Under the EIT Law, an enterprise incorporated outside of PRC whose “de facto management bodies” are located in PRC is considered a “resident enterprise” and will be subject to a uniform 25% enterprise income tax (EIT) rate on its global income. On April 22, 2009, PRC’s State Administration of Taxation, or the SAT, in the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, further specified certain criteria for the determination of what constitutes “de facto management bodies.” If all of these criteria are met, the relevant foreign enterprise may be regarded to have its “de facto management bodies” located in China and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in Mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in Mainland China. Although SAT Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in SAT Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises.

We believe that neither our company nor any of our subsidiaries outside of Mainland China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of its subsidiaries outside of Mainland China is a PRC resident enterprise for enterprise income tax purposes, that entity would be subject to a 25% enterprise income tax on its global income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. If such entity derives income other than dividends from its wholly-owned subsidiaries in Mainland China, a 25% EIT on its global income may increase our tax burden. Dividends paid to a PRC resident enterprise from its wholly-owned subsidiaries in Mainland China may be regarded as tax-exempt income if such dividends are deemed to be “dividends between qualified PRC resident enterprises” under the EIT Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued relevant guidance.

In addition, if we are classified as a PRC resident enterprise for PRC tax purposes, we may be required to withhold tax at a rate of 10% from dividends we pay to our shareholders, including the holders of the ADSs, that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within Mainland China. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, Peng Yi Da, a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate primarily all of their revenue in renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their renminbi revenues to pay dividends to us.

In response to the persistent capital outflow in Mainland China and renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, China’s People’s Bank of China, or the PBOC, and the SAFE have promulgated a series of capital control measure over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments.

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

The indirect transfer of equity interest in PRC resident enterprises by a non-PRC resident enterprise, or Indirect Transfer, is potentially subject to income tax in Mainland China at a rate of 10% on the gain if such transfer is considered as not having a commercial purpose and is carried out for tax avoidance. The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years. SAT Circular 7 sets out the scope of Indirect Transfers, which includes any changes in the shareholder’s ownership of a foreign enterprise holding PRC assets directly or indirectly in the course of a group’s overseas restructuring, and the factors to consider in determining whether an Indirect Transfer has a commercial purpose. An Indirect Transfer satisfying all the following criteria will be deemed to lack a bona fide commercial purpose and be taxable under PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in mainland China, or 90% or more of its income is derived directly or indirectly from China; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable assets are limited and are insufficient to prove their economic substance; and (iv) the non-PRC tax payable on the gain derived from the indirect transfer of the PRC taxable assets is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, a non-resident enterprise’s buying and selling shares or ADSs of the same listed foreign enterprise on the public market will fall under the safe harbor available under SAT Circular 7 and will not be subject to PRC tax pursuant to SAT Circular 7.

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

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules to implement the disclosure and submission requirements of the HFCAA. An identified issuer shall be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to enable complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to make its selection of audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination.

On December 15, 2022, the PCAOB announced that it had secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB Board vacated its December 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB will continue to demand to inspect and investigate completely in mainland China and Hong Kong in the future and is planning to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. However, the PCAOB’s ability to continue to satisfactorily inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors beyond our and our auditor’s control.

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

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Such uncertainty in the implementation of HFCAA and the regular inspections and assessments carried out by PCAOB could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs. Trading in our securities may also be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result an exchange may delist our securities, causing the value of our ADSs to decline significantly.

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

Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Capital Market under the symbol “AIH”. In order to maintain the listing of our ADSs on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

On June 2, 2022, we received a staff determination letter from the Nasdaq notifying us that, based on our stockholders’ equity as reported in our annual report for the year ended December 31, 2021, we did not meet the minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(1)(A) (the “Rule”). As provided in the Rule, we have 45 calendar days to submit a play to regain compliance with the minimum stockholders’ equity requirement.

On December 1, 2022, we received a staff determination letter from the Nasdaq notifying us that because we have not regained compliance with the Rule, unless we request an appeal of this determination, our ADSs would be scheduled for delisting from the Nasdaq Global Market. We requested a hearing before the Nasdaq Hearings Panel and subsequently submitted an application to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. The Listing Qualifications of Nasdaq approved our request to the transfer listing on January 17, 2023. Subsequently, our ADSs have been listed on the Nasdaq Capital Market uninterruptedly under the symbol “AIH” since January 19, 2023. However, there can be no assurance that we will be able to successfully maintain compliance with the several Nasdaq continued listing requirements in the future.

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

Certain provisions in our fourth amended and restated articles of association (as revised) may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions.

Our fourth amended and restated articles of association (as revised), currently in effect, provides, among other things, that certain actions including the voluntary delisting of the our securities, a Change of Control Event (as defined in our fourth amended and restated articles of association (as revised)) and certain transfers or other disposals of any assets, businesses or securities of us or any of our subsidiaries, can only be approved by shareholders’ resolutions. For more details, please see “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Appointment of directors by our principal shareholders” and “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Ordinary Shares—Reserved Matters.”

As a result of these provisions in our fourth amended and restated articles of association (as revised), although holders of our ordinary shares have the same voting rights, certain shareholders such as Dr. Zhou Pengwu, ADV, MY Universe, and Hawyu will have considerable influence over certain corporate governance matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and appointment of chief officers. Such principal shareholders may take actions that are not in the best interest of us or our other shareholders.

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

As a foreign private issuer, we are permitted to take advantage of certain corporate governance requirements under the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law had no corporate governance regime which prescribes specific corporate governance standards as of the date of this annual report. For example, we have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market that listed companies must have a majority of independent directors. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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

Our ADSs are listed on the Nasdaq Capital Market, while there is no public market for our ordinary shares. Our ordinary shares will not be listed on any other exchange, or quoted for trading on any over-the-counter trading system, in the United States. The initial public offering price for the ADSs were determined by negotiations between us and the underwriters and may bear no relationship to the market price for the ADSs after our initial public offering. We cannot assure you that an active trading market for the ADSs will develop or maintain, or that the market price of the ADSs will increase above the initial public offering price. If an active trading market for the ADSs does not develop or maintain, the market price and liquidity of the ADSs will be materially and adversely affected.

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

Very limited hedging options are available in Mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency.

Substantial future sales or perceived sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2022, we had 94,044,740 ordinary shares outstanding, including 29,852,856 ordinary shares represented by ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after our initial public offering became available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us, the underwriters and other relevant parties on April 30, 2020. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of the ADSs.

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

Depending upon the value of the ADSs and ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the value of our outstanding ADSs and ordinary shares and the composition of our assets and income, we do not believe we were a PFIC for the taxable year ending December 31, 2022. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between Mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

Public companies that have substantially all of their operations in China have been the subject of short selling. Notably, short sellers issued negative research reports about certain public companies based in Mainland China in early 2020, which attracted much attention of global investors. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. The negative publicity against other public companies based in Mainland China could also harm investors’ confidence in Chinese companies in general, and thus affect our reputation and the market price of our ADSs. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

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

We have continuously expanded our footprint by investment in new treatment centers or acquisition of existing ones. In 2019, we established five and acquired three new treatment centers (in two of which we held minority equity interest before 2019) in cooperation with business partners. In 2020, we established one and acquired four new treatment centers, excluding treatment centers from Hanfei. For example, in November 2019, Nanchang Pengai Xiuqi was established with a registered capital of RMB15.0 million, which will replace Nanchang Pengai Aesthetic Medical Clinic Co., Ltd., or Nanchang Pengai, as we aim to enhance our business footprint in Jiangxi Province. In 2021, to further leverage our extensive operational experiences and resources in the Hong Kong and Mainland China and the Yangtz River Delta area in Mainland China, our wholly-owned subsidiary Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. Entered into a definitive equity transfer agreement (the “Agreement”) with a shareholder of Guangzhou Meixi Aesthetic Medical Clinic Company Limited (“Meixi”) on October 17, 2021. Pursuant to the Agreement, we purchased 73% of equity interests in Meixi from its existing shareholder. Meixi’s name was changed to Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd. (“Guangzhou Xiuqi”), and its financial statement was consolidated by us in November 2021. Currently, Guangzhou Xiuqi operates a non-surgical satellite clinic with a gross floor area of approximately 900 square meters and nine consulting rooms. As of the date of this annual report, we have a strategically established network, comprising 11 treatment centers including 10 wholly- or majority-owned centers. Our treatment centers spread across major cities in mainland China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and and the Yangtz River Delta area in Mainland China. We have completed the transfer of our equity interest in each of Changsha Pengai, Nanchang Pengai to business partners and the shutdown of Shenzhen Miaoyan as part of our region development plan, which are not counted in the number of our treatment centers in this annual report.

In May 2021, we entered into definite share subscription agreement for the issuance of 5,329,410 ordinary shares to Lafang China Co., Ltd. (“Lafang”), a daily consumer products producer in China, at a sale price of US$8.50 every three ordinary shares (equivalent to US$8.50 per American Depositary Share of the Company), which amounted to US$15.1 million in proceeds. In May 2022, we entered into an amendment to the above share subscription agreement with Lafang. Pursuant to this amendment, we issued 21,413,276 ordinary shares to Hawyu (HK) Limited, a wholly-owned subsidiary of Lafang, at a sale price of RMB4.67 per ordinary share (equivalent to approximately US$2.1 per American Depositary Share based on the exchange rate as of May 31, 2022), which amounted to RMB100 million (US$15 million) in proceeds. The private placement was closed in July 2022. We utilized the money from this private placement to fund our business development and working capital.

In July 2022, we entered into a Subscription Agreement for the issuance of 36,402,570 ordinary shares to Jiechuang or its designated affiliates at a sale price of RMB4.67 per ordinary share (equivalent to approximately US$2.1 per American Depositary Share based on the exchange rate as of July 20, 2022), which amounted to RMB170 million (US$25 million) in proceeds. The private placement was closed in February 2023 through the issuance and allotment of 36,402,570 ordinary shares to MY Universe (HK) Limited as designated by Jiechuang. We utilized the money from this private placement to fund our business development and working capital.

Concurrently with the Subscription Agreement with Jiechuang, we entered into a Share Purchase Agreement with Dr. Pengwu Zhou and Ms. Wenting Ding (the “Founders”), certain of our existing shareholders controlled by the Founders, and Wanda. Pursuant to the Share Purchase Agreement, Seefar Global Holdings Limited, Jubilee Set Investments Limited, and Pengai Hospital Management Corporation (collectively referred as to the “Sellers”) agreed to sell and Wanda as the buyer agreed to purchase, an aggregate of 21,321,962 of our ordinary shares (the “Sale Share”) for the total consideration in USD that is equivalent of RMB100 million, representing a price of RMB4.67 per Sale Share. The Founders entered into the Share Purchase Agreement as parties to the Share Purchase Agreement and guarantors for the Sellers.

Concurrently with the Subscription Agreement with Jiechuang, we entered into a Shareholders’ Agreement with the Founders, Seefar, Jubilee and certain other parties. The Shareholders’ Agreement governs, among other things, the appointment of our board of directors (the “Directors”) and senior management, the notice, quorum and Directors’ voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanisms for our ordinary shares. Pursuant to the Shareholders’ Agreement, we shall deliver two separate warrants to purchase our ordinary shares to Seefar and Wanda, respectively, on the date of completion of closings of both the Share Transfer and subscription of ordinary shares by Jiechuang. Upon the exercise and fulfillment of the terms of the Seefar and Wanda Warrants, we shall issue and allot 4,655,386 ordinary shares to Seefar and 6,423,983 ordinary shares to Wanda.

Concurrently with the Subscription Agreement with Jiechuang, we entered into a Cooperation Agreement with Peak Asia Investment Holdings V Limited (“ADV”) and its affiliate, the Founders, Wanda and Jiechuang. The Cooperation Agreement provides, among other things, that: (i) upon the Closing, ADV shall, subject to the requisite approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined in the Convertible Note issued to ADV on September 17, 2020 (the “Note”)) and the Conversion Catch-up Amount (as defined in the Note), at a conversion price that is equal to the USD equivalent of RMB4.203 per ordinary share; and (ii) we shall execute and deliver to ADV the warrant for the purchase of our shares to ADV on the date of the Cooperation Agreement (such warrant, the “Warrant”). The Warrant shall be effective on and from the Closing and shall be exercisable into ordinary shares of the Company in accordance with the terms thereof. The warrant exercise price shall be equal to the USD equivalent of RMB4.67 per ordinary share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Company, the Founders on September 15, 2020). The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant.

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

We generate our revenue primarily from providing aesthetic treatments. We have grown our network significantly since our operation commenced in 1997. As of the date of this annual report, we have a strategically established network comprising 11 treatment centers (including 10 wholly- or majority-owned centers). Our treatment centers spread across major cities in China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtz River Delta area in Mainland China. As we continue to expand our network, one of our core business strategies is to develop our “flagship” medical institutions, which are typically large-scale full-service treatment centers that contribute a significant proportion of our revenue and are staffed with our most experienced doctors. We believe that developing flagship medical institutions will not only improve our brand awareness in the surrounding area, but also enable us to provide high-end, specialized, and complex medical services to customers referred from smaller-scale treatment centers within our network. We currently have two flagship medical institutions, i.e., Pengcheng Hospital and Shenzhen Pengai. Our scalable business model is built on our highly standardized operating procedures across a centralized network, which we believe has allowed us to quickly and successfully expand. We intend to continue to expand our network into new cities throughout China and selected global markets through organic growth as well as strategic acquisitions, and strategically restructure and focus more on our core markets in the form of Guangdong-Hong Kong-Macao Greater Bay Area and the Yangtze Delta Area, where we see larger growth potential.

Since our inception, we have been committed to delivering high quality services to our customers. Our doctors have rich experience in providing both surgical and non-surgical aesthetic medical services. We believe our team of highly qualified and experienced medical professionals, as well as our stringent safety controls, have underpinned our strong reputation as we continue to attract and retain customers and receive industry recognition for our high quality services. We have received a number of high-profile awards. In 2020, we co-published the 2020 White Paper for the Aesthetic Medical Service Industry in China, along with Forbes China, which was a recognition of our leading position in the industry. In 2021, we have received a number of high-profile awards, including “Agency of the Year Award for Outstanding Performance” by Aesthetic Medical Industry Notes, “Annual Quality, Safe and Secure Aesthetic Medical Agency in 2021” by Shenzhen Association of Plastics and Aesthetics, and “the Best New Digital Media Operation Innovation Award in 2021” by Allergan. In addition, in September 2021, we launched a preliminary plan for business strategies and restructing to optimize our business operations, aiming to achieve a more focused market delineation, steadier development and healthier portfolio. In 2022, the famous high-end hyaluronic acid supplier Allergan gave us the award of CoolSculpting Strategic Partner of the Year 2022 in recognition of our industry-leading role in high-quality compliance operations.

Business model

We generate revenue primarily from our core business providing surgical aesthetic treatment services and non-surgical aesthetic treatment services, comprising minimally invasive treatments and energy-based treatments (surgical and non-surgical treatments together contributed to 94.7%, 89.4% and 91.8% of our revenue in 2020, 2021 and 2022, respectively), as well as non-core business providing general healthcare and other aesthetic services (contributed to 5.3%, 10.6% and 8.2% of our revenue in 2020, 2021 and 2022, respectively). We offer a wide range of surgical and non-surgical aesthetic treatments to cater to the various needs of our customers. The following table sets forth our revenue by service offering for the years indicated:

	For the year ended December 31,
	2020		2021			2022
	RMB		RMB	US$		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	234,562	26.0%	177,187	27,805	27.4%	223,891	32,461	33.4%
Energy-based treatments	218,108	24.2%	157,061	24,646	24.3%	258,394	37,464	38.6%
Sub-total	452,670	50.2%	334,248	52,451	51.7%	482,285	69,925	72.0%
Surgical aesthetic medical services	401,645	44.5%	243,070	38,143	37.7%	132,628	19,229	19.8%
General healthcare services and other aesthetic medical services	47,258	5.3%	68,275	10,714	10.6%	55,178	8,000	8.2%
Total	901,573	100.0%	645,593	101,308	100%	670,091	97,154	100%

In addition, the following table sets forth our other key operating metrics, such as the number of procedures performed and the average spending per aesthetic procedure, for the years indicated:

	For the year ended December 31,
Key operating metrics	2020	2021	2022
Number of doctors (full-time and part-time)	230	169	126
Number of surgical treatments	92,922	46,568	30,124
Average spending per surgical procedure (in RMB)	3,140	5,220	4,403
Number of non-surgical treatments	413,235	424,239	514,409
Average spending per non-surgical procedure (in RMB)	928	788	938
Total number of aesthetic treatments	506,157	470,807	544,533
% surgical treatments	18.4%	9.9%	5.5%
% non-surgical treatments	81.6%	90.1%	94.5%

Overview of aesthetic services

Non-surgical aesthetic medical services

Our non-surgical aesthetic medical services primarily comprise (1) energy-based treatments and (2) minimally invasive aesthetic treatments. Depending on the complexity, materials used and scope of the procedure, our treatments vary significantly in price. The following table provides a summary of the key services we provide and information in 2022.

Price range per
standard
procedure
Level 1 classification	Level 2 classification	(RMB)

Energy-based treatment	Epidermal energy-based treatments	200-150,340
	Mesotherapy	100 -262,295
Minimally invasive treatment	Botox injection	500-30,400
	Hyaluronic acid injection	500-277,000
	Thread lift	2,000-60,400

To ensure the consistency quality and safety in our procedures, we utilize a standardized process for the treatments. These aesthetic procedures are typically completed within one hour, with recovery time of up to one week, depending on the type of procedure and the customer’s physical conditions.

In 2022, we launched 6 new non-surgical aesthetic medical treatment solutions with the support of new products and equipments, as to Multi-dimensional Pigmentation Clearing, Non-invasive Body Shaping, Collagen Ion Cannon, 6G laying Thin, Acne bacteria Balance, and White Moonlight. We introduced various well-known aesthetic medical products, such as Rejuran produced by Pharma Research Products Co., Ltd., CureWhite produced by IMEIK Technology Development Co., Ltd., Ellanse produced by Huadong Medicine Co., Ltd., Loviselle produced by Changchun SinoBiomaterials Co., Ltd., and purchased advanced energy-based treatment equipment to further expand our service offerings, including the Alma Opus Plasma, and Solta Medical Thermage FLX. We are committed to continuously developing constructive treatment solutions for our customers in the future.

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

Surgical aesthetic medical services

We provide customary surgical aesthetic medical services, including double eye lid surgery, rhinoplasty, breast augmentation, liposuction and facelifts, among others. Surgical aesthetic treatments typically involve local or full anesthesia, and an extended recovery time. All of our surgical aesthetic treatments are performed in fully equipped operating rooms in our treatment centers. Depending on the complexity of the procedure and the physicians involved, our treatments vary significantly in price. The following table sets forth our main surgical aesthetic treatments and information in 2022.

Price range per
standard
procedure
Treatment	Description	(RMB)
Eye surgery	Change the shape or appearance of the eyes, eyelids	1,500-39,600
Nose surgery / rhinoplasty	Change the shape or appearance of the nose by adding fillers or cartilage	2,000-81,700
Breast augmentation	Procedures designed to enlarge/reduce or change the shape of the breasts	3,980-236,698
Liposuction	Procedure in which excess fatty tissue is removed from a specific part of the body through suction	2,000-317,879

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

In 2022, we implemented new internal operational protocols by establishing new standard operating procedure (SOP) to ensure customers receive better and consistent services across all its treatment centers. Employees were also required to record all the medical treatments handled, with detailed operating procedures as well as the marketing strategies used for internal reference. Through case studies of these records, we were able to improve our service quality, and provide the most standardized and suitable solutions to customers. In addition, we have been working with an experienced consulting team on a training program for our front-line employees, including reception, customer services, operating managers, e-commerce staff and assistant medical practitioners. We believe that these measures would lay a solid foundation for our future business growth and expansion, in a way that the infrastructure would allow easy business replication. To better evaluate the service quality of all our centers, we engaged mystery shoppers, who discretely visit each treatment center with a budget of RMB1,000 and provide assessments on user experience for management’s review. As at the date of this annual report, 29 mystery shoppers’ assessments and feedback have been received. We believe these measures can improve service quality of all centers, which support business scalability and sustainable growth in the long run.

Our treatment centers

As of the date of this annual report, we have an extensive presence in mainland China and Singapore, with locations in 8 cities. All of our treatment centers are wholly- or majority-owned with the exception of Singapore Mendis. The following map illustrates our network in mainland China.

Beijing Pengai
Yantai Pengai
Shanghai Pengai
Shanghai Jiaqi
Huizhou Pengai
Guangzhou Pengai Xiuqi
Shenzhen Pengai
Shenzhen Pengcheng
Shenzhen Pengai Xiuqi
Haikou Pengai

In addition to the network in mainland China, we have entered the Singapore markets, with the investment in Singapore Mendis in 2017.

Our current network comprises 11 treatment centers across mainland China and Singapore, including two flagship hospitals. Based on relevant Chinese regulations, the treatment centers in our network can be classified as the following:

●	Hospital, which meets the minimum standard for Grade I general hospital, including certain prescribed clinical and medical departments, and medical personnel requirements; or
●

Outpatient department, which meets certain prescribed clinical department and medical personnel requirements and typically comprises aesthetic treatment consultation rooms, aesthetic surgery, aesthetic dermatology and dentistry, amongst other departments.

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

The premises of the majority of our treatment centers are leased, while Pengai Huizhou and part of Pengcheng Hospital are our owned properties. The following table provides a summary of our treatment centers, including key operational data, as of December 31, 2022.

		Date of	Classification
		establishment /	in accordance
	Acquired /	acquisition /	with Chinese	GFA	Beneficial
Treatment center(10)	invested	investment	regulation	(sq.m.)	Interest
Shenzhen Pengcheng (L)	Established	December 2003	Hospital	8,391	100.0%
Shenzhen Pengai(L)	Established	November 2005	Hospital	6,182	100.0%
Haikou Pengai(M)	Established	March 2011	Hospital	2,169	87.0%
Huizhou Pengai(M)	Established	June 2011	Hospital	1,670	67.5%
Shanghai Pengai(L)	Acquired	January 2014	Outpatient Department	1,048	80.0	%(3)
Shenzhen Pengai Xiuqi(L)	Established	May 2017	Hospital	1,902	94.0	%(7)(9)
Singapore Mendis(S)	Invested	November 2017	N/A	125	22.2%
Yantai Pengai(M)	Established	June 2018	Hospital	1,983	95.0	%(5)
Shanghai Jiahong(M)	Acquired	March 2020	Outpatient Department	1,097	64.0	%(2)
Beijing Pengai(S)	Acquired	January 2021	Clinic	392	95.0	%(6)(8)
Guangzhou Pengai Xiuqi(M)	Acquired	November 2021	Outpatient Department	900	70.1	%(4)

Notes:

*

To streamline the management of our network of treatment centers, we strategically categoriz our treatment centers based on a number of factors, including, among other things, the cities they are located in and the size of the treatment centers. In the table above, large, medium and small treatment centers are denoted with (L), (M) and (S), respectively.

(1)	Indicates flagship hospitals.
(2)	Includes 12.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(3)	Includes 15.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(4)	Includes 19% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(5)	Includes 24% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(6)	Includes 25% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(7)	Includes 27% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(8)	Includes 25% of its parent company’s equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(9)	Includes 26% of its parent company’s equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(10)	English names of treatment centers for the indicative purpose only.

In 2022, we generated 76.5% of our revenue from our top five treatment centers. The following table sets forth the revenue from these five treatment centers in 2020, 2021 and 2022.

	For the year ended December 31,
	2020**		2021		2022
	RMB		RMB		RMB	USD
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)
Shenzhen Pengai*	190,166	26.4%	143,005	22.2%	187,757	27,222	28.0%
Shenzhen Pengcheng*	171,840	23.9%	208,955	32.4%	210,497	30,519	31.4%
Changsha Pengai	59,407	8.2%	50,567	7.8%
Chongqing Pengai*			25,026	3.9%
Shenzhen Yuexin	33,157	4.6%	32,430	4.9%
Shanghai Pengai	29,839	4.1%			40,655	5,894	6.1%
Shenzhen Pengai Xiuqi					37,106	5,380	5.5%
Yantai Pengai					36,763	5,330	5.5%
Subtotal top five treatment centers	484,409	67.3%	459,983	71.2%	512,778	74,346	76.5%
Total	720,202	100%	645,593	100%	670,091	97,154	100%
*	Indicates flagship hospitals
**	Without considering the one-off impact from Hanfei

Summary information on our flagship hospitals

Shenzhen Pengai

Founded in November 2005, Shenzhen Pengai Hospital was established as our second flagship hospital and was our second largest revenue contributor in 2022. Shenzhen Pengai Hospital has a gross floor area of approximately 6,182 sq.m. with 7 surgical rooms and 38 treatment rooms. In the third quarter of 2022, we began renovating the first floor of Shenzhen Pengai to provide customers with a better service experience. The renovation was completed by the end of this year. As of December 31, 2022, Shenzhen Pengai Hospital had 7 major departments including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, anesthesiology, medical laboratory, and medical imaging.

Shenzhen Pengai Hospital serves as the training base for the Dalian Medical University College of Aesthetic and Plastic Surgery. As of December 31, 2022, Shenzhen Pengai Hospital had 301 employees, including 39 doctors, 49 nurses, 19 other medical staff and 194 non-medical staff.

In February 2022, Shenzhen Pengai announced the successful completion of its recent renovation project, which has transformed its first floor into a state-of-the-art reception center to offer customers a comfortable and innovative environment for their aesthetics needs. On March 8, a Brand Upgrade & 2023 Aesthetic Medical Industry Standardization Initiative Ceremony was successfully held in Shenzhen Pengai. The senior officers of our group, leaders of the China Association of Plastic Surgery, national strategic partners, industry experts and media partners gathered in Shenzhen Pengai to witness the strategic upgrade of the Pengai Aesthetic medical brand and explore the new concept of healthy development of the industry.

Pengcheng Hospital

Founded in 1997, Pengcheng Hospital became our first flagship hospital in 2003 to provide both aesthetic medical services and general healthcare and other aesthetic services. Pengcheng Hospital was also our largest revenue contributor in 2021. As of the date of this annual report, this treatment center has a gross floor area of approximately 8,391 sq.m. with 7 surgical rooms and 59 treatment rooms. It is equipped with advanced medical devices, such as Thermage radiofrequency systems, Body-Jet liposuction systems and Aesculap flexible neuroendoscopy systems. As of December 31, 2022, Pengcheng Hospital had 19 major clinical departments, including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, surgical, gynecology, internal medicine, otorhinolaryngology, laboratory testing, radiology, anesthesiology etc. As of December 31, 2022, Pengcheng Hospital had 408 employees, including 39 doctors, 62 nurses, 35 other medical staff and 272 non-medical staff.

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

Our customers

Our customers are primarily female individuals residing in China. The majority of our customers are aged between 18 and 30, and this age cohort represented 46.0% of our customer base in 2022, while customers in the 31 to 40 and above 40 age cohorts represented 35.2% and 18.0% of our customer base in 2022, respectively.

The following table provides a snapshot of our active customer base.

	For the year ended December 31,
	2020*		2021		2022
	Number of		Number of		Number of
	customers	%	customers	%	customers	%
New customers	95,724	39.5%	56,455	23.4%	47,907	22.2%
Repeat customers	146,834	60.5%	185,213	76.6%	168,138	77.8%
Total active customers	242,558	100%	241,668	100%	216,045	100%
*	Without considering the one-off impact from Hanfei

Our active customer base, defined as customers who have received at least one procedure in the relevant year, was 242,558, 241,668, and 216,045 respectively, in 2020, 2021 and 2022, representing a CAGR of -10.6%. Our treatments are transactional in nature and we have not entered into any long-term agreements with our customers.

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

Due to the nature of our business and the subjective nature of the level of satisfaction with aesthetic medical services, we receive complaints from time to time. Customer complaints are usually in relation to staff attitude, dispute over pricing (competitor offering an equivalent service for less), over-promise, longer than expected recovery time or general dissatisfaction with treatment results, which includes potential side effects. The majority of customer complaints relate to general dissatisfaction with treatment results—this type of complaint represented 99.2%, 98.6% and 100.0% of the total number of complaints for the years ended December 31, 2020, 2021 and 2022, respectively.

The overall number of complaints we typically receive is low—we received 256, 231 and 151 complaints for the years ended December 31, 2020, 2021 and 2022, respectively. The total number of complaints received represented 0.05%, 0.05% and 0.03% of the total number of aesthetic treatments provided for the years ended December 31, 2020, 2021 and 2022, respectively. In particular, the percentage of the number of customer complaints attributable to general dissatisfaction with treatment results out of the total number of aesthetic treatment procedures we performed in 2020, 2021 and 2022, respectively, was level at approximately 0.05%, 0.05% and 0.03%.

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

In order to ensure the highest level of customer satisfaction and to maintain our strong brand name, we have taken a relatively generous approach in offering such refunds and compensation historically. In 2020, 2021 and 2022, the amount of refunds and compensation incurred was RMB3.5 million, RMB3.5 million and RMB2.8 million (US$0.4 million), respectively, representing 0.5%, 0.5% and 0.4% of our total revenue for the corresponding period. We believe that the number of complaints we received and the amount of refunds and compensation incurred were insignificant, considering the size of our operation, the nature of our industry, and the relatively generous approach we took in offering such refunds and compensation. We seek to further enhance the quality of our service offerings and upkeep our rigorous medical standards, to continue to maintain the customer complaints we received at a low level.

Our suppliers

As of December 31, 2022, we had approximately 684 suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. Our suppliers fall into five key categories: medical devices, energy-based equipment, implants, injection materials and other medical consumables. In general, we have worked with our major suppliers for more than ten years and believe we maintain strong relationships with them. In 2020, 2021 and 2022, our five largest suppliers in each respective year in aggregate accounted for 31.2%, 26.4% and 24.3%, respectively, of our total amount of purchases, and our single largest supplier accounted for 9.7%, 6.9% and 6.0% of our total amount of purchases, during the same periods, respectively.

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

During the three years ended December 31, 2022, we did not encounter any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices.

To the knowledge of our directors, none of our directors or any shareholder who owns more than 5% of our issued share capital, nor any of their respective associates, has any ownership interest in any of our five largest suppliers.

Our equipment

We are committed to utilizing high quality equipment for our services. We owned a wide variety of energy-based treatment and non-surgical aesthetic equipment. Our key equipment includes the Lumenis M22, Alma Harmony XL pro, Candela Picoway, Fotona4D Pro, Peninsula MicroUltra, Peninsula Gold Microneedle, Alma Accent XL, Alma BeautiFill, and play an important role in achieving high quality aesthetic outcomes for our customers. We source our energy-based equipment and related components from our suppliers in the United States, Europe, and China. In 2021 and 2022, we entered into sale-and-lease-back arrangements with a third party financial lease service provider for a term of two years with an aggregate principal amount of RMB127.7 million and RMB90.1 million, respectively. The net book value of equipment under such arrangements accounts for approximately 16% and 37% of the total value of our equipment in 2021 and 2022, respectively. We believe finance lease is a common approach for financing activities.

Sales and marketing

As of December 31, 2022, we had an effective, disciplined sales and marketing team of 118 who, in addition to a base salary, generate commissions based on the number and types of procedures sold. We have strict policies governing our sales and marketing activities to ensure the consistency of our offering and our customers’ experience. For example, we have standardized service catalogs, sales scripts and price lists throughout the network, with management and/or supervisor approval required for deviations such as discounts. In addition, prior to effecting each sale transaction, the treatments proposed by our sales staff are reviewed and approved by our doctors to ensure feasibility and compliance with internal policies. Customers then pay in full prior to receiving the treatments, using a range of payment methods.

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

In the second quarter of 2022, in response to irregular epidemic prevention and control measures during the outbreak of COVID-19, we have developed new customer acquisition strategies through the establishment of online and offline collaboration with renowned enterprises to target potential customers with high level of consumption. These new B2B methods have complemented our existing B2C marketing initiatives and helped optimize our overall marketing efficiency. While two treatment centers in Shanghai were temporarily closed while the city was under lockdown from mid-March to early June, 2022, we leveraged our online marketing channels and private domain reach to promote our brands and treatment packages. The campaign proved to be successful, as the Group recorded a rapid rebound in business volume once the lockdown was eased. Taking Shanghai Peng’ai as an example (an aesthetic outpatient department), since the resumption of operation, the number of customers has rebounded to 107% of June 2021.

In addition to the private domain channel introduced in the second quarter, we started collaboration with key opinions leaders (KOLs) and tapped into livestreaming e-commerce. The campaign was successful and effective in expanding target audience to younger generation who has strong demand in self-care and aesthetic related consumption.

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

Intellectual property

As of December 31, 2022, we had (i) 37 registered trademarks, 32 of which are in mainland China and 5 in Hong Kong, (ii) 40 registered domain names, of which all are registered in mainland China, and (iii) 2 registered patents, of which all are registered in mainland China. Our principal intellectual property rights are our registered trademarks such as “鹏爱” (Pengai), as well as our patented technologies, which include a device and method for measuring facial symmetry and a device and method for mandibular shaping.

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

We maintain product liability insurance for the medical devices and energy-based equipment. We do not maintain business interruption insurance or key employee insurance for our executive officers or professional malpractice liability insurance for key doctors and medical staff in most of our aesthetic medical treatment centers because the non-surgical aesthetic treatments, which contribute a major portion of our revenue, are less invasive, quicker to recover and therefore less risky.

The premiums that we paid for our insurance were RMB 573,426, RMB541,358 and RMB149,034 (US$21,608) in 2020, 2021 and 2022, respectively, representing 0.08%, 0.08% and 0.02% of our revenue for those periods, respectively. During the three years ended December 31, 2022, we did not submit any material professional malpractice liability insurance claims. However, we might be subject to liabilities that exceed our insurance coverage. See “Item 3. Key Information—3.D. Risk Factors—Risk relating to our business and our industry— Our business is subject to professional and other liabilities for which we may not be insured.”

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

(ii)Outpatient departments must be at a minimum be equipped with, among others, (a) no less than five clinical departments including three clinical departments that are either emergency rooms, internal medicine or surgery and two clinical departments that are either obstetrics and gynecology, pediatrics, traditional Chinese medicine, ophthalmology, otolaryngology, stomatology and prevention and health; (b) medical departments including pharmacy, laboratory, X-ray room, treatment room, disposal room and disinfection supply room at least and (c) no less than five doctors including one doctor at the associate-chief level and above, one doctor for each clinical department, five nurses including one nurse with nurse-in-charge title and above and one health technician with relevant specialty for each medical laboratory.

Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation)

The Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation), which was promulgated by the Ministry of Health and came into effect on September 2, 1994, and was revised on August 2, 2010, March 15, 2011 and December 5, 2011, specifies basic standards that aesthetic medical hospitals, aesthetic medical outpatient departments, aesthetic medical clinics and aesthetic medical specialty departments should meet, such as the required number of beds, clinical departments and medical personnel. Certain basic standards for each type of aesthetic medical institutions are set forth below.

(i)Aesthetic medical hospitals must be equipped with, among others, (a) more than 20 hospital beds, 12 aesthetic treatment beds and four dentistry complex therapy chairs, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic treatment room and anesthesiology, and (c) at least 1.03 relevant healthcare technicians per bed (chair), 0.4 nurse per bed (chair), six doctors at the associate-chief level and above with relevant specialties, two nurses with nurse-in-charge title and above and one attending specialist doctor for each department.

(ii)Aesthetic medical outpatient departments must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, two operation tables, two dentistry complex therapy chairs and two observation beds, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry and aesthetic dermatology (may also have an aesthetic traditional Chinese medicine department and aesthetic treatment rooms), and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, five registered doctors including at least one doctor at the associate-chief level and above with relevant specialties and one registered nurse, and one attending specialist doctor for each department.

(iii)Aesthetic medical clinics must be at a minimum equipped with, among others, (a) two aesthetic treatment beds, or one operation table and one observation bed or one dentistry complex therapy chair, (b) no more than two clinical departments that are aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine; (c) at least one attending specialist doctor and one nurse for each department.

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

Administrative Measures on Drug Recalls

The Administrative Measures on Drug Recalls, which was promulgated by National Medical Products Administration on October 24, 2022 and came into effect on November 1, 2022, requires that drug manufacturers, drug distributors and drug users shall actively assist the drug marketing authorization holder, or the holder, in investigating and evaluating the drugs with possible quality problems or other potential safety hazards, take the initiative to cooperate with the holder in fulfilling the obligation of recalls, timely transmit and give feedback of the information on drug recalls according to the recall plan, control and recall the drugs with quality problems or other potential safety hazards. Where a drug manufacturer, drug distributor or drug user finds that the drugs manufactured, sold or used by it may have quality problems or other potential safety hazards, it shall notify the holder in a timely manner, suspend the production, release, sale and use of the drugs when necessary, and report to the drug regulatory department of the government of the province, autonomous region or centrally-administered municipality where it is located. The information in the notice and report shall be authentic. The holder, drug manufacturer, drug distributor and drug user shall establish and implement a drug traceability system as required, keep complete purchase and sale records, and ensure the traceability of the drugs on the market. Drug manufacturers, drug distributors and drug users shall cooperate with the holder in the investigation of the quality problems or other potential safety hazards of the drugs concerned, and provide relevant materials.

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

Regulations on medical personnel of medical institutions

Physicians Law of the People’s Republic of China

The Physicians Law of of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and came in effect on March 1, 2022, which replaced the Law on Medical Practitioners of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 20, 1998. The Physicians Law of of the People’s Republic of China provides that physicians in the PRC must obtain qualification licenses for their medical profession.Qualified physicians and qualified assistant physicians must register with the relevant health administrative authorities at or above the county level. After registration, physicians may practice in their registered institution within the registered practicing categories and practicing scope.

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

Interim Administrative Measures for Temporary Medical Practicing in Mainland China by Foreign Doctors

The Interim Administrative Measures for Temporary Medical Practicing in Mainland China by Foreign Doctors, which was promulgated by the Department of Health on October 7, 1992, came into effect on January 1, 1993, and was amended on November 28, 2003 and January 19, 2016, provides that temporary medical practice in China by foreign doctors refers to clinical diagnosis and treatment business activities that are carried out for a period of less than one year by foreign doctors licensed in other countries who are invited to come to or employed in Mainland China. Foreign doctors wishing to engage in temporary medical practice in Mainland China must be registered and issued a License of Short-term Medical Practicing by Foreign Doctors. The effective period for a short-term practicing foreign doctor permit in China does may exceed one year, but foreign doctors may re-apply for such registration upon the expiration of their previous registration.

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

Nine Criteria for Incorrupt Practices of Staff of Medical Institutions

In accordance with the Notice on Printing and Distributing of the “Nine Criteria” for Incorrupt Practices of Staff of Medical Institutions, which was promulgated and implemented by the National Health Commission, the National Healthcare Security Administration, and the State Administration of Traditional Chinese Medicine and effective on November 12, 2021, medical institutions are required to implement the policy of the “Nine Criteria”, including (1) staff of medical institutions shall receive remuneration according to law and based on the services they provided and shall not accept commercial commissions, (2) staff of medical institutions shall strictly follow the principle of good faith and shall not participate in insurance fraud, (3) staff of medical institutions shall practice medicine in accordance with norms and shall not conduct excessive diagnosis and treatment, (4) staff of medical institutions shall abide by working procedures and shall not accept donations in violation of regulations, (5) staff of medical institutions shall abide by the requirement of confidentiality and shall not disclose patients’ privacy, (6) staff of medical institutions shall follow the needs of diagnosis and treatment, and shall not seeking profits in referral of patients, (7) staff of medical institutions shall maintain the order of diagnosis and treatment and shall not undermine the fairness in medical treatment, (8) staff of medical institutions shall build harmonious relations and shall not accept “red packets” from patients, and (9) staff of medical institutions shall keep the bottom line of contacts and shall not accept kickbacks from enterprises. Staff of medical institutions, including but not limited to health professionals, management personnel, logistics personnel and other social practitioners who provide services within the medical institutions and are managed by the medical institutions, shall abide by the relevant requirements of the Nine Criteria, subject themselves to management and strictly implement relevant requirements. Any such stuff who violates the above requirements shall be punished in accordance with laws and regulations within administrative authority.

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

Administrative Measures of Jiangxi Province on Point Deduction for Medical Institution Malpractice (2022 version)

According to Administrative Measures of Jiangxi Province on Point Deduction for Medical Institution Malpractice (2022 version), which was promulgated by the Department of Health of Jiangxi Province on March 2, 2022, the malpractice points of a medical institution may be deducted on a calendar year basis. Upon the end of each calendar year, a new deduction period shall start. Where the malpractice points deducted in a calendar year are less than 6, the competent health department shall conduct a warning interview with the person in charge of the medical institution as the case may be. Where the malpractice points deducted in a calendar year are greater than or equal to 6 but less than 12, the competent health department will include the medical institution as a key review and key supervision target when it implements administrative licensing and daily supervision and inspection. Where the malpractice points deducted in a calendar year are greater than or equal to 12 but less than 24, the competent health department shall postpone the acceptance of the relevant medical institution’s hospital-review related applications in the calendar year, and cancel the medical institution’s qualification for excellence appraisal. Where the malpractice points deducted in a calendar year are greater than or equal to 24, or the medical institution has more than three departments (or second- and third-level diagnosis and treatment subjects) been deducted more than 8 malpractice points, (1) the competent health department shall cancel the original evaluation level of the medical institution and withdraw the certificate and relevant logo, (2) if the medical institution is within 3 months from the expiration of the examination and verification period, the registration authority shall order the medical institution to apply for examination and verification immediately, and give the medical institution 1 to 6 montn’s deferred examination and verification period. The medical institution shall practice in accordance with the relevant regulations during the deferred examination and verification period. If the medical institution has accumulated 10 or more malpractice points during the deferred examination and verification period, it shall be deemed unqualified when re-verifying, and the registration authority shall cancel its Medical Institution Practicing License or record-filing certificate.

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

Administrative Measures for Internet Advertisement

The Administrative Measures for Internet Advertisement, which was promulgated by the State Administration of Market Regulation on March 24, 2023 and will come into effect on May 1, 2023, provides that internet advertisement must be identifiable and can make consumers recognize it as an advertisement. For goods or services ranked according to bidding, advertisement publishers shall indicate the word “advertisement” prominently in order to make a clear distinction with the natural search results. No entity and individual may publish any advertisement of prescription pharmaceuticals by means of the internet unless otherwise provided by laws and regulations. No advertisement of any medical treatment, pharmaceuticals, medical devices, pesticides, veterinary medicines, dietary supplements, foods for special medical purpose or other advertisements which are subject to review by advertisement review authorities as required by laws and regulations may be released unless it has passed such review. Internet advertisements which are subject to review shall be released strictly in accordance with the contents which have passed such review, and shall not be edited, spliced or modified. Where the contents of advertisements which have passed review need to be modified, a new application for advertisement review shall be submitted.

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

Measures for the Administration of Permits for the Discharge of Urban Sewage into Drainage Network

The Measures for the Administration of Permits for the Discharge of Urban Sewage into Drainage Network, which was promulgated by the Ministry of Housing and Urban-Rural Development on January 22, 2015 and came into effect on March 1, 2015, and was revised on February 1, 2023, provides that enterprises engaging in industry, construction, catering and discharging sewage into the urban drainage network must apply for and obtain a License for Drainage.

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

Under the Foreign Investment Law, the State shall implement the management systems of pre-establishment national treatment and negative list for foreign investment, according to which the treatment given to foreign investors and their investments during the investment access stage shall be not lower than that given to their domestic counterparts, and the State shall give national treatment to foreign investment beyond the negative list where special administrative measures for the access of foreign investment in specific fields is specified. Besides, the State shall protect foreign investors’ investment, earnings and other legitimate rights and interests within the territory of Mainland China in accordance with the law. The State will take measures to prompt foreign investment such as ensuring fair competition for foreign-invested enterprises to participate in government procurement activities, and protection of intellectual property rights of foreign investors and foreign-invested enterprises.

On December 30, 2019, the Ministry of the Commerce and the State Administration of Market Regulation issued the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Provisional Administration Measures for the Registration of the Formation and Changes of Foreign Invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in Mainland China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

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

Catalog of Industries for Encouraged Foreign Investment and 2021 Negative List

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalog of Industries for Encouraged Foreign Investment (2022 Edition), or the 2022 Encouraged Catalog, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on October 26, 2022 and became effective on January 1, 2023, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on Decemember 27, 2021 and became effective on January 1, 2022, or the 2021 Negative List, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2022 Encouraged Catalog and 2021 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. According to the current 2022 Encouraged Catalog and 2021 Negative List, investment into medical institutions falls within the restricted category. Foreign investment in healthcare institutions is restricted to the form of Sino-foreign cooperation or joint venture.

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

Notice of Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles

On July 4, 2014 the SAFE issued the Notice of Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which provides that (i) a domestic resident (domestic institution or domestic resident individual), must register with the local branch of the SAFE before it contributes the assets of or its equity interest into a special purpose vehicle for the purpose of investment and financing as defined in the implementing guidelines of Circular 37 (the definition of domestic resident also includes certain foreigner without legal identity certificate of the PRC while habitually resides in Mainland China for economic interests), and (ii) when the special purpose vehicle undergoes a change of basic information, such as change of a PRC resident natural person shareholder, name or operating period, or a material event, such as change in share capital of a PRC resident natural person, merger or split, the domestic resident must promptly register such change with the local branch of the SAFE.

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

Measures for the Security Assessment of Outbound Data Transfer

On July 7,2022, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1,2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances:(i)where a data processor provides critical data to offshore entities and individuals; (ii)where a critical information infrastructure operator or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii)where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv)other circumstances prescribed by the CAC for which application for security assessment for cross-boarder transfer of data is required.

Measures for the Standard Contract for Outbound Transfer of Personal Information

The Measures for the Standard Contract for Outbound Transfer of Personal Information, which was promulgated by the CAC on February 22, 2023 and will come into effect on June 1, 2023, provides the basic principles and requirements on the outbound transfer of personal information outside the PRC under the standard contract provided by the CAC. Pursuant to the Measures for the Standard Contract for Outbound Transfer of Personal Information, any personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions and conduct a personal information protection impact assessment: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. The Measures also provides that the personal information handler shall not carry out the outbound transfer until the standard contract enters into force, and shall file a reocrd with the cyberspace authority at the provincial level within 10 working days from the effective date of the standard contract executed.

Administrative Measures for the Cybersecurity of Medical and Healthcare Institution

The Administrative Measures for the Cybersecurity of Medical and Healthcare Institution, or the measures, which were promulgated by the National Health Commission, the National Administration of Traditional Chinese Medicine, and the National Bureau of Disease Control and Prevention on August 8,2022 and became effective on the same day. The measures require all the medical and health institutions to set up data life-cycle management systems and user participation-based cybersecurity management systems, including but not limited to strengthening system construction, implementing daily network maintenance and monitoring, conducting annual self-inspection and rectification, and classifying and grading data assets. Where personal information and data are leaked or major cybersecurity incidents occur in violation of the measures, the case shall be handled in accordance with the Cybersecurity Law, the Cryptography Law, Promotion Law on Basic Medical and Healthcare, the Personal Information Protection Law, the Regulations for the Security Protection of Critical Information Infrastructure, cybersecurity classified protection system and other laws and regulations.

Regulations on personal information protection related to medical institutions

According to the Regulations for Medical Institutions on Medical Records Management released on November 20, 2013, and effective from January 1, 2014, the medical institutions and medical practitioners shall strictly protect the privacy information of patients. Any leakage of patients’ medical records for non-medical, non-teaching or non-research purposes is prohibited. The National Health and Family Planning Commission released the Measures for Administration of Population Health Information (Trial) on May 5, 2014, referring the medical health service information as the population healthcare information, which is not allowed to be stored in a server located outside the territory of Mainland China. Pursuant to the Management Measures of Standards, Safety and Service of National Health and Medical Big Data (Trial), promulgated by the National Health Commission on July 12, 2018, the medical institutions should establish relevant safety management systems, operation instructions and technical specifications to safeguard the safety of healthcare big data generated in the process of health management service or prevention and cure service of diseases. It also stipulates that such healthcare big data should be stored in onshore servers and shall not be provided overseas without safety assessment.

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

4.C.Organizational Structure

Aesthetic Medical International Holdings Group Limited
100%
100%
Shengli Aesthetic Technology Investment (Hong Kong) Company Limited (Hong Kong)
100%
Dragon Jade Holdings Limited (BVI)
Stargaze Wealth Limited (BVI)
100%
Aih Investment Management Corp. (U.S.A)
100%
Newa Medical Aesthetics Limited (Hong Kong)
100%
Peng Oi Investment (Hong Kong) Holdings Limited
Aesthetic Medical International Holdings (Singapore) Pte. Ltd.
22.2%
Mendis Aesthetic Pte. Ltd. (Singapore)
100%
Offshore
Onshore
Peng Yida Business Consulting (Shenzhen) Co., Ltd.
100%
Shenzhen Pengai Hospital Investment Management Co., Ltd.
Relevant subsidiaries(1)(2)
Other major subsidiaries(2)(3)
Dr. Zhou Pengwu
Equity
Target Equity Interest Through Contractual Agreements

(1)

As of the date of this annual report, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic, collectively “Relevant Subsidiaries”, or each a “Relevant Subsidiary,” are held by Dr. Zhou Pengwu, our chairman and chief executive officer, as to 27%, 26%, 19%, 12%, 24%, 25% and 25% respectively. Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. were divested and Hangzhou Pengai Aesthetic Medical Outpatient Department was ceased operation in August 2022 due to underperformance. Shenzhen Miaoyan Aesthetic Medical Clinic was divested due to impact of COVID-19 pandemic in Shenzhen in December 2022. due to underperformance in October 2022. Shenzhen Miaoyan Aesthetic Medical Clinic was divested due to impact of COVID-19 pandemic in December 2022. We refer to these equity interests held by Dr. Zhou Pengwu as the “Target Equity Interests,” which constitute all of Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries. Shenzhen Pengcheng Hospital, Shenzhen Pengai Aesthetic Medical Hospital, Haikou Pengai Aesthetic Medical Hospital Co., Ltd. were established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions.

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

Contractual Arrangements with respect to Target Equity Interests

Pursuant to the Foreign Investment Catalog 2015, which became effective in April 2015, foreign investors in PRC medical institutions can only conduct investment activities through joint ventures. The foreign shareholding in these entities is limited to 70.0% as stipulated in the JV Interim Measures since the effective date of the Foreign Investment Catalog 2015. We historically held more than 70.0% equity interest in certain of our PRC subsidiaries that are medical institutions which we acquired or established after the effective date of the Foreign Investment Catalog 2015. Due to such restriction, we had decreased our shareholding to no more than 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. In connection with such equity transfer and Dr. Zhou’s shareholding in Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital, Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. which he subsequently acquired from other shareholders in 2018 and 2019, and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd. and Beijing AomeiYixin Investment Consultant Co., Ltd. in 2020, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Shenzhen Pengai Investment, the Relevant Subsidiaries and Ms. Ding Wenting in 2018, 2019, 2020, 2021, and 2022 with respect to the Target Equity Interests except for Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., which were divested due to underperformance in Octorber 2022. Hangzhou Pengai Aesthetic Medical Outpatient Department was ceased operation in August 2022 due to underperformance. While we have disposed Chongqing Pengai Aesthetic Medical Hospital Co., Ltd and Jiangsu Liangyan Hospital Management Co., Ltd. in December 2021 and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. in the third quarter of 2022 and Shenzhen Miaoyan Aesthetic Medical Clinic in the fourth quarter of 2022, these Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 11.6%, 32.3% and 31.1% of our total revenue in 2020, 2021 and 2022, respectively. Our revenue is not affected by the Contractual Arrangement as we own 65% or more direct equity interest in each of the Relevant Subsidiary and do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries. We incurred net loss of RMB76.1 million in the year ended December 31, 2022. Excluding the Contractual Arrangement in the Relevant Susbsidies, a net loss of RMB77.5 million would be attributable to equity holders of our Company.

Treatment centers	Share percentage registered under the China State Administration for Market Regulation	Treatment centers' revenue and net profit with Contractual Arrangement in 2022 (RMB)		Treatment centers' net profit without Contractual Arrangement in 2022 (RMB)
		Revenue	Net profit/(loss)	Net profit/(loss)
Shenzhen Pengai Xiuqi	67%	37,106,276	2,903,217	2,119,348
Guangzhou Pengai Xiuqi	70%	6,648,596	1,154,771	854,530
Shanghai Pengai	65%	41,584,743	(2,410,425)	(2,048,861)
Hangzhou Pengai	70%	10,623,716	2,435,491	1,704,844
Beijing Pengai	70%	13,229,867	(2,062,021)	(1,546,516)
Yantai Pengai	71%	36,762,712	1,513,187	1,150,022
Jinan Pengai	70%	0	0	0

Group consolidated statements without Contractual Arrangement in 2022 (RMB)
Revenue	Net profit/(loss)	Profit/(loss) attributable to owners of the Company
670,091,179	(77,404,383)	(77,545,068)

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

On July 20, 2022, the Company, Dr. Pengwu Zhou and Ms. Wenting Ding (the “Founders”), certain existing shareholders of the Company controlled by the Founders and Australia Wanda International Company Limited (“Wanda”) entered into a Share Purchase Agreement. Pursuant to the Share Purchase Agreement, Seefar Global Holdings Limited (“Seefar”), Jubilee Set Investments Limited (“Jubilee”), and Pengai Hospital Management Corporation (collectively referred as to the “Sellers”) agreed to sell and Wanda as the buyer agreed to purchase, an aggregate of 21,321,962 ordinary shares of the Company (the “Sale Share”) for the total consideration in USD that is equivalent of RMB100 million, representing a price of RMB4.67 per Sale Share (the “Share Transfer”). The Founders entered into the Share Purchase Agreement as parties to the Share Purchase Agreement and guarantors for the Sellers. The Share Transfer is expected to be closed in May 2023.

On July 20, 2022, the Company, the Founders and Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) (“Jiechuang”) as the investor entered into a Subscription Agreement. Pursuant to the Subscription Agreement, Jiechuang agrees to subscribe an aggregate of 36,402,570 newly issued ordinary shares of the Company (the “Subscription Shares”) for the total consideration in USD that is equivalent of RMB170 million, representing a subscription price of RMB4.67 per ordinary share (equivalent to approximately US$2.08 per American Depository Shares (“ADS”) of the Company based on the exchange rate as of the date of this press release). The actual subscription price in terms of the U.S. dollar per ADS is subject to change based on the exchange rate one day prior to the closing date. The Founders entered into the Subscription Agreement as parties to the Agreement and guarantors for the Company. Shenzhen Lafang Investment Management Co., Ltd. (“Lafang Investment”) and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd. are the general partners of Jiechuang, where Lafang Investment serves as the executive partner. Shenzhen Capital Group Co., Ltd. is a limited partner of Jiechuang. The transaction was closed in February 2023.

On July 20, 2022, the Company, the Founders, Seefar, Jubilee and certain other parties thereto entered into a Shareholders’ Agreement. The Shareholders’ Agreement governs, among other things, the appointment of the Company’s board of directors (the “Directors”) and senior management, the notice, quorum and Directors’ voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanisms for the Company’s ordinary shares. Pursuant to the Shareholders’ Agreement, the Company shall deliver two separate warrants to purchase ordinary shares of the Company to Seefar and Wanda, respectively, on the date of completion of closings of both the Share Transfer and subscription of ordinary shares by Jiechuang.

On July 20, 2022, Peak Asia Investment Holdings V Limited (“ADV”) and its affiliate, the Company, the Founders, Wanda and Jiechuang entered into a Cooperation Agreement. The Cooperation Agreement provides, among other things, that:

●	ADV shall, with respect to each annual and extraordinary meeting of the Company, (a) be present at such meeting or otherwise cause all ordinary shares and American Depositary Shares beneficially owned by ADV (the “Covered Shares”) to be counted as present for the purpose of establishing a quorum, and respond to each request by the Company for written consent; (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares (i) in favor of the proposed transactions contemplated in the Cooperation Agreement, the adoption of the transaction agreements pertaining to the proposed transactions contemplated in the Cooperation Agreements and any other matters necessary for consummation of the proposed transactions, and (ii) against (a) any proposal or transaction that competes with proposed transactions, and (b) any other action that would impede, interfere with, delay, postpone or adversely affect the proposed transactions.
●	ADV has not granted, and shall not grant at any time prior to the Closing, a proxy or power of attorney with respect to any Covered Shares which is inconsistent with ADV’s obligations pursuant to the Cooperation Agreement.
●	ADV has not granted, and shall not grant at any time prior to the Closing, a proxy or power of attorney with respect to any Covered Shares which is inconsistent with ADV’s obligations pursuant to the Cooperation Agreement.
●	Upon the Closing, ADV shall, subject to the requisite approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined in the Convertible Note issued to ADV on September 17, 2020 (the “Note”)) and the Conversion Catch-up Amount (as defined in the Note), at a conversion price that is equal to the USD equivalent of RMB4.203 per ordinary share.
●	The Company shall execute and deliver to ADV the warrant for the purchase of shares of the Company to ADV on the date of the Cooperation Agreement (such warrant, the “Warrant”). The Warrant shall be effective on and from the Closing and shall be exercisable into ordinary shares of the Company in accordance with the terms thereof (such ordinary shares, the “Warrant Shares”). The warrant exercise price shall be equal to the USD equivalent of RMB4.67 per ordinary share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Company, the Founders on September 15, 2020). The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant.
●	The Cooperation Agreement shall come into effect from July 20, 2022, and each party may terminate the Cooperation Agreement upon the earlier of the following: (a) if the Closing does not occur by the Outside Date; and (b) any of the transaction agreements is terminated. “Outside Date” means (i) December 31, 2022; (ii) if all the conditions, other than the satisfaction of the PRC regulatory condition in respect of the proposed transaction (including approvals/registrations/filings required for outward foreign direct investment and antitrust approvals/filings), are satisfied or waived by December 31, 2022, March 31, 2023; or (iii) such other date as agreed between the parties to the Cooperation Agreement.

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

The majority of the properties on which we operate in mainland China and Singapore are leased. As of the date of this annual report, we own four different properties with a total gross floor area of 3,905 sq.m and we leased properties in 11 different locations with an aggregate gross floor area of 22,962 sq.m.

The following table sets forth the number of lease agreements by expiry year.

Number of
Expiry year	leases
2023	1
2024	—
2025+	17

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

Factors affecting our results of operations

We believe our financial condition and operations are affected by the following factors:

Our expansion through organic growth and acquisitions

From January 1, 2019 to December 31, 2021, organic growth and the acquisition of new treatment centers were important contributors to our revenue growth. In 2020, we opened one and acquired four new treatment centers, excluding treatment centers from Hanfei as the Hanfei acquisition was terminated in 2021. These treatment centers, to the extent that they started operations, contributed RMB24.2 million additional revenue in 2020. In October 2020, the Group entered into an agreement to acquire 95% of equity interest of Beijing Aomei Yixin Investment Consultant Co., Ltd. (“Beijing Aomei Yixin”) with consideration of RMB11.5 million. The transaction has been completed in January 2021 and Beijing Aomei Yixin becomes a subsidiary of the Company since then. In 2021, we acquired one treatment center, the “Guangzhou Meixi Aesthetic Medical Clinic Company Limited” whose name was then changed into “Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd”. In August 2022, Beijing Haiyue Xingguang Aesthetic Medical Clinic’s name was changed into “Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic”.

Futher Divestment of Treatment Centers to Enhance Operating Efficiency

In 2022, we strived to enhance operating efficiency through various measures, including spinning off our underperforming treatment centers to focus on our development in the Hong Kong and Mainland China. In October 2022, we divested two underperforming treatment centers, Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., and received cash inflows of RMB4.6 million and RMB3.0 million, respectively. In December 2022, we also divested Shenzhen Miaoyan Aesthetic Medical Clinic, another underperforming treatment center, without cash inflows. In August 2022, Hangzhou Pengai Aesthetic Medical Outpatient Department was ceased operation due to underperformance.

On January 10, 2023, we entered into a share purchase agreement with a non-affiliated third party, under which we transferred 100% of the equity of our wholly-owned subsidiary, Shenzhen Miaoyan Medical Technology Investment Co., Ltd. to this third party for a consideration of RMB1.9 million due to our strategy to further focus on mature and profitable institutions. As of the date of this annual report, the transaction has not been closed.

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

Due to the outbreak of COVID-19 and the relevant quarantine requirements, we postponed the resumption of operations of aesthetic treatment centers in China after the Chinese New Year holiday in 2020. During the temporary shutdown of our treatment centers, we could not perform procedures. By the end of March 2020, all of our aesthetic treatment centers had resumed their operations. However, we experienced a significantly decrease in market demand for aesthetic medical services in the first half of 2020. While the COVID-19 pandemic has been largely contained in China, and the number of procedures we performed has picked up since the second half of 2020, the negative impact of the COVID-19 pandemic on the market demand and our business still existed in 2021 and 2022. In December 2022, China relaxed many restrictions including scrapping the use of Covid tracking app and lifting domestic travel restrcitions, which may case a second wave of infections. We will continue to monitor and evaluate the financial impacts to us. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC could prevent us from effectively serving our customers and thus adversely affect our results of operations.”

Cost of sales and services rendered

Our ability to control costs and expenses affects our profitability. Salaries in the medical treatment industry in China have generally been increasing in recent years, and we seek to offer competitive wages and other benefits to recruit and retain quality medical professionals. In addition, our cost of inventories and consumables has been relatively significant during the past few years, comprising 45.8%, 46.5%, and 50.9% of our cost of sales and services rendered in 2020, 2021 and 2022, respectively. Cost of inventories and consumables is affected primarily by the number of procedures we perform, but the costs of materials we use in our services have been declining over time during the past few years.

Successful marketing of our services

In order to enhance public recognition of our brand and new treatment procedures or services in both existing and new markets, we advertise through various media platforms. We utilize various marketing tools, including advertising on traditional media and online channels, hosting promotional events and circulating promotional materials, to attract new customers, retain our existing customers and increase customers’ spending. We have been seeking to optimize the marketing channels we use, and to deepen our cooperation with new media marketing channels such as So-Young, in order to improve the efficiency of our sales and marketing efforts. Our advertising and marketing expenses were RMB381.2 million, RMB 255.5million and RMB132.2 million (US$19.2 million) in 2020, 2021 and 2022, respectively, accounting for 42.3%, 39.6% and 19.7% respectively, of our revenue for the same periods. The effectiveness of our marketing and promotional efforts will directly impact our revenue and profitability.

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

Seasonality

Our operating results are exposed to seasonal fluctuations of demand for our services. During2020 and 2021, we have experienced relatively higher customer visits in the second half of each financial year, which was mainly because we experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2020 and 2021. Our revenue was slightly lower in the second half of 2022 caused by a rise in the number of people infected with COVID-19 in December.

Favorable Policies

On July 26, 2022, the Development and Reform Commission of Shenzhen Municipality issued an action plan for promoting the healthcare and aesthetic medical industry in the city, with an aim to strengthen the operating standards and enhance service quality of the aesthetic medical enterprises. Pursuant to the action plan, aesthetic medical enterprises which are newly accredited by the Joint Commission on Accreditation of Healthcare Organizations shall receive a project subsidy of 20% of the total investment, up to RMB 10 million, on merit basis. Enterprises which help standardize the aesthetic medical services in Shenzhen shall also be giving a maximum subsidy of RMB0.5 million on merit basis. It is expected that these will accelerate the market consolidation as non-complying practitioners will be eliminated. The policies are expected to benefit leading aesthetic medical companies of high operational quality and compliance status such as AIH.

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

	For the year ended December 31,
	2020		2021		2022
	RMB		RMB		RMB	US$
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	234,562	26.0%	177,187	27.4%	223,891	32,461	33.4%
Energy-based treatments	218,108	24.2%	157,061	24.3%	258,394	37,464	38.6%
Sub-total	452,670	50.2%	334,248	51.7%	482,285	69,925	72.0%
Surgical aesthetic medical services	401,645	44.5%	243,070	37.7%	132,628	19,229	19.8%
General healthcare services and other aesthetic medical services	47,258	5.3%	68,275	10.6%	55,178	8,000	8.2%
Total	901,573	100.0%	645,593	100.0%	670,091	97,154	100.0%

We had a total revenue of RMB670.1 million (US$97.1 million) in 2022, representing an increase of 3.8% from 2021, primarily due to (i) the increasing customer demand for non-surgical aesthetic medical treatments, (ii) better quality and well-organized services, (iii) more optimal operation strategies as well as staffing arrangement.

Our revenue primarily depends on the number of aesthetic procedures performed and average spending by our customers per aesthetic procedure. The following table sets forth certain of our operating data for the periods indicated.

	For the year ended December 31,
	2020*	2021	2022
Number of aesthetic procedures performed
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	117,181	97,156	102,293
Energy-based treatments	296,054	327,083	412,116
Sub-total	413,235	424,239	514,409
Surgical aesthetic medical services	92,922	46,568	30,124
*	Without considering the one-off impact from Hanfei.

	For the year ended December 31,
	2020*	2021	2022
	RMB	RMB	RMB	US$
Average spending by our customers per aesthetic procedure
Non-surgical aesthetic medical services	928	788	938	136
Minimally invasive aesthetic treatments	1,594	1,824	2,189	317
Energy-based treatments	665	480	627	91
Surgical aesthetic medical services	3,140	5,220	4,403	638
*	Without considering the one-off impact from Hanfei.

From 2020 to 2022, average spending by our customers per aesthetic procedure had generally declined due to a number of factors. For example, as part of our marketing strategy, we encourage potential customers to try out our services by offering a small number of low-ASP treatments; in addition, in order to increase utilization of our equipment, we from time to time offer promotional events to attract new customers; and as such we may adjust our pricing policy in response to increased competition and the decrease in cost of materials, such as hyaluronic acid. These measures have negatively contributed to our overall average spending by customers per procedure, but we believe these measures are beneficial to our overall profitability and long-term growth.

Aesthetic medical services (surgical and non-surgical)

Our aesthetic medical services consist of surgical and non-surgical aesthetic medical services. Our revenue from aesthetic medical services was RMB854.3 million, RMB577.3 million and RMB614.9 million (US$89.2 million) in 2020, 2021 and 2022, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 94.7%, 89.4% and 91.8% in 2020, 2021 and 2022, respectively. The total revenue from aesthetic medical services for 2022 increased by 6.5% primarily due to the increasing customer demand for non-surgical aesthetic medical treatments.

●

Non-surgical aesthetic medical services. Our non-surgical aesthetic medical services primarily consist of services such as injection treatments, energy-based treatments and thread lifts. Our revenue from non-surgical aesthetic medical services was RMB452.7 million, RMB334.2 million and RMB482.3 million (US$69.9 million) in 2020, 2021 and 2022, respectively. Revenue from non-surgical aesthetic medical services as a percentage of our total revenue was 50.2%, 51.7% and 72.0% in 2020, 2021 and 2022, respectively. The total revenue from non-surgical aesthetic medical services for 2022 increased by 44.3%.

●

Surgical aesthetic medical services. Our surgical aesthetic medical services primarily consist of services such as eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction. Our revenue from surgical aesthetic medical services was RMB401.6 million, RMB243.1 million and RMB132.6 million (US$19.2 million) in 2020, 2021 and 2022, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 44.5%, 37.7% and 19.8% in 2020, 2021 and 2022, respectively. The total revenue from surgical aesthetic medical services for 2022 decreased by 45.5%.

General healthcare services and other aesthetic medical services

General healthcare services and other aesthetic medical services primarily consist of a range of medical services, such as internal medicine, urology, gynecology and obstetrics treatments, as well as various other aesthetic medical treatments, such as dentistry, dermatology and hair loss treatments. Our revenue from general healthcare services and other aesthetic medical services was RMB47.3 million, RMB68.3 million and RMB55.2 million (US$8.0 million), respectively, representing 5.3%, 10.6% and 8.2% of our total revenue, respectively, in 2020, 2021 and 2022. The total revenue from general healthcare services and other aesthetic medical services for 2022 decreased by 19.2% primarily due to the divestment of treatment centers during the fiscal year 2021 and 2022.

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

In 2020, 2021 and 2022, our cost of sales and services rendered amounted to RMB356.8 million, RMB376.1 million and RMB314.5 million (US$45.6 million), respectively, representing 39.6%, 58.3% and 46.9% of our total revenue, respectively.

Gross margin

The table below sets forth a breakdown of our gross margin by service offering for the periods indicated.

	Gross margin
	for the year ended December 31,
	2020	2021	2022
Non-surgical aesthetic medical services	59.4%	39.4%	55.3%
Minimally invasive aesthetic treatments	62.1%	43.1%	54.5%
Energy-based treatments	56.5%	35.4%	56.0%
Surgical aesthetic medical services	63.0%	50.9%	48.6%
General healthcare services and other aesthetic medical services	48.0%	20.6%	44.0%
Overall	60.4%	41.7%	53.1%

The overall increase in gross margin from 2021 to 2022 is mainly due to the divestment of treatment centers that failed to make profit or did not meet our requirements during the fiscal year 2021 and 2022, which optimized our cost structure.

Selling expenses

Selling expenses primarily consist of advertising and marketing expenses, and the employee benefit expenses for our sales team. In 2020, 2021 and 2022, our selling expenses amounted to RMB510.6 million, RMB404.7 million and RMB226.5 million (US$32.8 million), respectively, representing 56.6%, 62.7% and 33.8% of our revenue in the corresponding period. The selling expenses would have decreased by 44.0% to RMB226.5 million (US$63.5 million) from RMB404.7 million in 2021, primarily due to (i) the divestment of treatment centers during the fiscal year 2021 and 2022, (ii) our strategic shift of marketing focus to a lower-cost online marketing channels, such as private domain customer reach and social media livestreaming.

General and administrative expenses

General and administrative expenses primarily consist of employee benefit expenses for our management team, as well as the utility and office expense and rental expense incurred in relation to our administrative staff. In 2020, 2021 and 2022, our general and administrative expenses amounted to RMB230.6 million, RMB207.0 million and RMB150.4 million (US$21.8 million), respectively, representing 25.6%, 32.1% and 22.4% of our revenue in the corresponding period. The general and administrative expenses in 2022 decreased by 27.3%, primarily due to (i) the divestment of treatment centers during the fiscal year 2021 and 2022, (ii) the optimization of administrative expenses and management labor costs.

Fair value loss of convertible note

We designated our convertible note as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible note of RMB1.6 million, RMB4.2 million and RMB26.5 million (US$3.8 million) in 2020, 2021 and 2022, respectively. The convertible note was redeemed in November 2019. In September 2020, we entered into a two-and-a-half year Convertible Note Purchase Agreement in a principal amount of USD10 million with ADV, of which USD5 million was actually drew down. In July 2022, we entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement (collectively “Financing Agreements”) with Shenzhen Lafang Investment Management Co., Ltd., ADV and other parties, under which we settled with ADV on the above Convertible Note Purchase Agreement. According to the Financing Agreements, the above Convertible Note held by ADV will no longer accrue interest after July 2022 and ADV undertakes to covert the outstanding principal amount as well as interest into our ordinary shares at the price of RMB4.203 per ordinary share without cash payment upon the final settlement of the Financing Agreements. We also entered into a Warrant Agreement with ADV, under which we were required to pay USD2.7 million to ADV to settle the financial liability under the Exit Payment term in the Convertible Note Purchase Agreement. ADV agreed to postpone our cash payment date of USD2.7 million to December 2024 or, at its discretion, convert such amount at the price of RMB4.67 per ordinary share at any time during this period.

Impairment of non-current assets

We designated our goodwill, tradenames and property, plant and equipment as a non-financial asset. They were tested annually for impairment. We recorded an impairment of non-current assets of RMB33.0 million and RMB314.0 million in 2020 and 2021 respectively. We recognized no impairment loss in 2022, representing an decrease from RMB314.0 million in 2021. The impairment was identified in 2021 primarily due to our strategic restructuring and impairment assessments at cash-generating unit level and noted several recoverable amounts, which were lower than their carrying amounts for certain cash-generating units. Relevant impairments are non-operating and non-cash items.

Income tax expense

Our income tax expense consists of current income taxation and deferred income tax credit or charge. Our subsidiaries established and operated in the PRC are subject to PRC enterprise income tax at the rate of 25%. The following table shows a breakdown of our income tax expense for the periods indicated.

	For the year ended on
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Current income taxation:
—PRC enterprise income tax	486	8,208	3,308	480
Deferred income tax (credit)/charge	(13,073)	(20,006)	(21,375)	(3,099)
Total	(12,587)	(11,798)	(18,067)	(2,619)

Our effective tax rates were (4.9)%, (1.7)% and (56.0)% for the years ended December 31, 2020, 2021 and 2022, respectively, which fluctuation was mainly due to the tax loss not recognised and non-taxable fair value changes in relation to our convertible redeemable preferred shares, convertible note, exchangeable note liabilities, and derivative financial instruments, as well as certain other non-tax deductible expenses such as the interest expense on convertible note, share-based compensation expenses, and professional fees in relation to our financing activities but are not capitalized.

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

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/Profit before income tax	(259,492)	(681,314)	(94,173)	(13,654)
Adjusted for:
Fair value loss of convertible note	1,599	4,240	26,506	3,843
Interest expense on convertible note	—	—	—	—
Share-based compensation expenses	78,967	35,463	27,528	3,991
Professional fees	18,581	30,570	8,888	1,289
IT - related expenses paid to a related party	—	—	—	1,420
Compensation to suppliers	—	—	9,794
Impairment of non-current assets	32,969	313,959	—	—
Loss on disposal of subsidiaries	1,531	21,558	11,330	1,643
Loss on disposal of an associate	927	—	—	—
Donation	1,330	—	—	—
Adjusted profit/(loss) before income tax for the year	(123,588)	(275,524)	(10,127)	(1,468)
Effective tax rate based on adjusted profit before income tax	10.2%	4.3%	(56.0)%

Our income tax expense as a percentage of the adjusted profit before income tax for the years ended December 31, 2020, 2021 and 2022 were 10.2%, 4.3% and -56.0%, respectively.

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

Results of operations

The following table sets forth our results of operations for the periods indicated in absolute amounts and as a percentage of revenue.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	901,573	645,593	670,091	97,154
Cost of sales and services rendered	(356,796)	(376,092)	(314,505)	(45,599)
Gross profit	544,777	269,501	355,586	51,555
Selling expenses	(510,608)	(404,683)	(226,474)	(32,836)
General and administrative expenses	(230,646)	(206,971)	(150,379)	(21,803)
Finance income	1,185	113	155	22
Finance costs	(29,189)	(27,230)	(21,635)	(3,136)
Other gains, net	600	6,074	(24,920)	(3,613)
Fair value loss of convertible note	(1,599)	(4,240)	(26,506)	(3,843)
Impairment of non-current assets	(32,969)	(313,959)	—	—
Share of profits/(losses) of investments accounted for using the equity method	(1,043)	81	—	—
(Loss)/profit before income tax	(259,492)	(681,314)	(94,173)	(13,654)
Income tax expense	12,587	11,798	18,067	2,619
(Loss)/profit for the year	(246,905)	(669,516)	(76,106)	(11,034)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our revenue increased by 3.8% to RMB670,091 million (US$97,154 million) in 2022 from RMB645.6 million in 2021.

Non-surgical aesthetic medical services

Our revenue from non-surgical aesthetic medical services increased by 44.3% to RMB482.3 million (US$69.9 million) in 2022 from RMB334.2 million in 2021, among which revenue from energy-based treatments increased by 64.5% to RMB258.4 million (US$37.5 million) from RMB157.1 million in 2021, and revenue from minimally invasive aesthetic medical services increased by 26.4% to RMB223.9 million (US$32.5 million) in 2022 from RMB177.2 million in 2021.

Surgical aesthetic medical services

Our revenue from surgical aesthetic medical services decreased by 45.4% to RMB132,628 million (US$19,229 million) from RMB243.1 million in 2021.

General healthcare services and other aesthetic medical services

Our revenue from general healthcare services and other aesthetic medical services decreased by 19.2% to RMB55.2 million (US$8.0 million) from RMB68.3 million in 2021. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

Our cost of sales and services rendered decreased by 16.4% to RMB314.5 million (US$45.6 million) from RMB376.1 million in 2021.

Gross profit

As a result of the foregoing, our gross profit increased by 31.9% to RMB355.6 million (US$51.6 million) from RMB269.5 million in 2021. Our gross margin increased to 53.1% from 41.7% in 2021 primarily due to the divestment of treatment centers that failed to reach our expected profitability levels during the fiscal year 2021 and 2022.

Non-surgical aesthetic medical services

Our gross margin for non-surgical aesthetic medical services increased to 55.3% from 39.4% in 2021. Our gross margin for minimally invasive aesthetic treatments increased to 54.5% from 43.1% in 2021 and our gross margin for energy-based treatments increased to 56.0% from 35.4% in 2021.

In 2022, non-surgical aesthetic medical services took account for 90.0% of our total treatments in terms of the number of treatments, which increased from 84.1% in 2021, and the gross margin increased to 55.3% from 39.4% in 2021.

Surgical aesthetic medical services

Our gross margin for surgical aesthetic medical services decreased to 48.6% from 50.9% in 2021.

General healthcare services and other aesthetic medical services

Our gross margin for general healthcare services and other aesthetic medical services increased to 44.0% from 20.6% in 2021.

Selling expenses

Our selling expenses decreased by 44.0% to RMB226.5 million (US$32.8 million) in 2022 from RMB404.7 million in 2021. Selling expenses as a percentage of our total revenue decreased to 33.8% from 62.7% in 2021.

General and administrative expenses

Our general and administrative expenses decreased by 27.3% to RMB150.4 million (US$21.8 million) from RMB207.0 million in 2021.

Finance costs

Our finance costs decreased by 20.8% to RMB21.6 million (US$3.1 million) from RMB27.2 million in 2021, primarily due to decreased borrowings and decreased interest expenses for borrowings from the banks and other financial institutions.

Other gains, net

Our other gains, net decreased to RMB(24.9) million (US$(3.6) million) in 2022 from RMB6.1 million in 2021, mainly as a result of disposal and deregistration of subsidiaries, and the reclassification of investments in associate to asset held-for-sale.

Fair value loss of convertible note

We recorded a fair value loss of convertible note of RMB26.5 million (US$3.8 million) in 2022 compared to RMB4.2 million in 2021. On Septemer 17, 2020, we entered into a convertible note purchase agreement. As of December 31, 2022, the outstanding convertible note was RMB64.6 million.

Impairment of non-current assets

We recognized no impairment loss in respect of non-current assets in 2022, representing a significant decrease from RMB314.0 million in 2021. The change of non-current assets in 2022 was primarily because we performed impairment assessments at cash-generating unit level and found no recoverable amounts which were lower that their carrying amounts for certain cash-generating units. Relevant impairments are one-off and non-cash items.

Income tax expense/(credit)

We recorded an income tax credit of RMB18.1 million (US$2.6 million) as compared to an income tax credit of RMB11.8 million in 2021.

Loss/profit for the year

As a result of the foregoing, our net loss was RMB76.1 million (US$11.0 million) in 2022, compared with a net loss of RMB669.5 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 with those for the year ended December 31, 2020, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year year ended December 31, 2021 compared to year ended December 31, 2020” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

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

We had net current liabilities of RMB466.2 million as at December 31, 2022, which included current borrowings of RMB172.8 million. We had operating loss of RMB34.9 million and net operating cash outflows of RMB75.1 million for the year ended December 31, 2022, primarily due to the continued impact of COVID-19 outbreak and the divestment of loss-making treatment centers that negatively affected our overall profitability. After considering the gradual recovery of business post the COVID-19 outbreak, our expected cash flow from future operations taking into consideration of business growth, funds from bank borrowings and other sources of financing, we concluded that we have sufficient financial resources to meet our financial obligations as and when they fall due and continue our operation in the next 12 months, subject to any uncertainty of the development of COVID-19.

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

Cash flows

The following table presents selected cash flow data from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	(843)	51,091	(75,126)	(10,892)
Net cash (used in)/generated from investing activities	(127,368)	(11,525)	3,111	451
Net cash generated from financing activities	17,697	(45,235)	45,552	6,604
Net (decrease)/increase in cash and cash equivalents	(110,514)	(5,669)	(26,463)	(3,837)
Cash and cash equivalents at beginning of the year	154,490	44,384	39,289	5,696
Cash and cash equivalents at the end of the year	44,384	39,289	12,161	1,763

Net cash generated from/(used in) operating activities

Our net cash used in operating activities in 2022 was RMB75.1 million (US$10.9 million) , primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB21.6 million (US$3.1 million), depreciation of property, plant and equipment of RMB61.1 million (US$8.9 million), share-based compensation of RMB27.5 million (US$4.0 million), fair value loss of convertible note of RMB26.5 million (US$3.8 million).

Our net cash generated from operating activities in 2021 was RMB51.1 million (US$8.0 million), primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB27.2 million (US$4.3 million), depreciation of property, plant and equipment of RMB93.2 million (US$14.6 million), share-based compensation of RMB35.5 million (US$5.6 million), impairment of non-current assets of RMB314.0 million (US$49.3 million), which was primarily goodwill, tradename and property, plant and equipment.

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

Net cash generated from/(used in) investing activities

Our net cash generated from investing activities in 2022 was RMB3.1 million (US$0.4million). primarily reflecting net cash proceed from disposal of subsidiaries of RMB9.5 million (US$1.4 million) primarily due to the two business disposals in 2022, net cash used in transaction with related parties of RMB2.6 million (US$0.4 million).

Our net cash used in investing activities in 2021 was RMB31.5 million (US$4.9 million).

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

Net cash generated/(used in) from financing activities

Our net cash generated from financing activities in 2022 was RMB45.6 million (US$6.6 million), primarily reflecting proceeds from borrowing of RMB276.3 million (US$40.1 million) and proceeds from share issue of RMB94.2(US$13.7 million), partially offset by repayment of borrowings of RMB 299.0 million (US$43.4 million)

Our net cash used in financing activities in 2021 was RMB45.2 million (US$7.1 million), primarily reflecting proceeds from borrowing of RMB240.9 million (US$37.8 million), partially offset by repayment of borrowings of RMB 221.6 million (US$34.8 million), and repayment of lease liabilities of RMB50.6 million (US$7.9 million) and interest paid of RMB12.8 million (US$2.0 million).

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

Indebtedness

Bank borrowings

The principal banks on our borrowings are Shanghai Pudong Development Bank, China Everbright Bank and Beijing of Bank. As of December 31, 2022, the outstanding principal balance of these loan was RMB36.2 million, RMB24.6 million and RMB21.3 million respectively.

Borrowings from other financial institution

In 2022, we entered into borrowings arrangements with third-party financial institution. As of December 31, 2022, the total outstanding principal balance of these borrowings was RMB90.1 million (US$13.1 million).

The loan and credit facility are guaranteed by our subsidiary and our related parties, and secured by some of their properties and/or our properties. The effective interest rate on these bank and other borrowings was 7.8% in 2022. Neither of these borrowings have any financial covenant requirements.

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

In September 2020, we entered into a two-and-a-half year Convertible Note Purchase Agreement in a principal amount of USD10 million with ADV, of which USD5 million was actually drew down. In July 2022, we entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement (collectively “Financing Agreements”) with Shenzhen Lafang Investment Management Co., Ltd., ADV and other parties, under which we settled with ADV on the above Convertible Note Purchase Agreement. According to the Financing Agreements, the above Convertible Note held by ADV will no longer accrue interest after July 2022 and ADV undertakes to covert the outstanding principal amount as well as interest into our ordinary shares at the price of RMB4.203 per ordinary share without cash payment upon the final settlement of the Financing Agreements. We also entered into a Warrant Agreement with ADV, under which we were required to pay USD2.7 million to ADV to settle the financial liability under the Exit Payment term in the Convertible Note Purchase Agreement. ADV agreed to postpone our cash payment date of USD2.7 million to December 2024 or, at its discretion, convert such amount at the price of RMB4.67 per ordinary share at any time during this period.

Capital expenditures

Our capital expenditure in 2022 was RMB42.5 million (US$6.2 million), attributable to (i) purchase of property, plant and equipment and intangible assets, which mainly consists of machinery and equipment, including RMB1.8 million (US$0.3 million) for Pengcheng Hospital, RMB2.6 million (US$0.4 million) for Shenzhen Pengai, RMB5.3 million (US$0.8 million) for Shenzhen Xiuqi, RMB0.1 million (US$0 million) for Shanghai Jiahong, RMB3.7 million (US$0.5 million) for Nanchang Pengai Xiuqi, RMB9.2 million (US$1.3 million) for Pengyida, RMB4.8 million (US$0.7 million) for Guangzhou Pengai.

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

We intend to fund our future capital expenditures with our existing cash balances and the remaining proceeds from our RMB170 million (US$25 million) financing. We will continue to make capital expenditures to meet the expected growth of our business.

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

We did not have any off-balance sheet arrangements as of December 31, 2022.

Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2022. Amounts we pay in future periods may vary from those reflected in the table.

		Less than			More than
	Total	1 year	1 to 2 years	2 to 5 years	5 years

	RMB in thousands
Operating lease obligations(1)	151,043	34,444	33,832	51,865	30,902
Borrowings	201,876	172,766	24,533	4,577	—
Total	352,919	207,210	58,365	56,442	30,902

Note:

(1)

We lease premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2022.

5.C.Research and Development, Patents and Licenses, etc.

We did not have in place research and development plans, and did not incur research and development expenses from January 1, 2019 to December 31, 2022.

5.D.Trend Information

The non-surgical aesthetic medical market in China recorded a compound annual growth rate of 29.2% from 2018 to 2022, outperforming than that of the entire industry, according to the research conducted by Ries Consulting, a positioning strategy consulting firm. The rapidly growing market is attributable to the steady growth of consumer disposable income and people’s growing acceptance of aesthetic medicine consumption, which was supported by the increased awareness of digital marketing advertisements. To ride on the market trend and further increase our market shares, we will continue to identify new treatment trends and introduce the latest services to the market while at the same time optimizing our sales and marketing strategies to increase customer outreach and conversion rate.

Other than the above, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Item 6.Directors, Senior Management and Employees

6.A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Positions(s)
Zhou Pengwu*	68	Chairman of the Board of Directors and Chief Executive Officer
Ding Wenting*	58	Vice-chairwoman of the Board of Directors and Chief Marketing Officer
Hu Qing	59	Director and Chief Operating Officer
Zhou Yitao*	44	Director and Chief Medical Technique Officer
Wei Zhinan Nelson	43	Director
Yan Hongfei	38	Director
Cathy Peng	58	Independent Director
Xue Hongwei	44	Independent Director
Tsang Eric Chi Wai	70	Independent Director
Wu Guanhua	41	Chief Financial Officer
*	Ms. Ding Wenting is the wife of Dr. Zhou Pengwu and Dr. Zhou Yitao is the son of Dr. Zhou Pengwu.

The following is a biographical summary of the experience of our directors and executive officers.

Dr. Zhou Pengwu is one of our founders and is our chairman of the board of directors and chief executive officer. Dr. Zhou has been a registered plastic surgeon since 1991. He has over 30 years of experience in aesthetic medicine and over 20 years of experience in managing aesthetic medical hospitals, beginning with the establishment of the Shenzhen Pengcheng Clinic in Shenzhen in 1997, which later became the Pengcheng Outpatient Department, then the Shenzhen Pengcheng General Hospital, and finally the Pengcheng Hospital. He acted in a variety of leadership positions in our company, including as the general manager and hospital administrator of the Pengcheng Hospital and Shenzhen Pengai Hospital, as well as chairman and general manager of Shenzhen Pengai Hospital Investment Management Co., Ltd., or Shenzhen Pengai Investment. Dr. Zhou also currently serves as an adjunct professor at the Aesthetic Medical School at Yichun University. In 2012, he was elected as vice-president of the Shenzhen Entrepreneur Association. In 2015, Dr. Zhou was elected as vice-chairman of the First Council of the Internet Aesthetic Medical Subcommittee of Chinese Cosmetic Surgery Association. He is also currently a vice-chairman member of the Fifth Council of the Aesthetic Medical Treatment Subcommittee of the Guangdong Medical Association and vice chairman of the Second Council of the Private Aesthetic Medical Treatment Institution of Chinese Cosmetic Surgery Association. In 2011, Dr. Zhou also participated in the drafting seminar of National Health and Family Planning Commission of the PRC for setting up standards for aesthetic medical treatment institutions. Dr. Zhou obtained an EMBA for hospital administrators from Peking University in October 2005. Dr. Zhou was awarded the “2017 Industry Leader Award” by China Council for the Promotion of International Trade Academy, China Economic Herald and China Business Association (Beijing) Entrepreneur Business Club. Dr. Zhou is the current spouse of Ms. Ding, our vice-chairwoman and the father of Dr. Zhou Yitao, a director of our company.

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

Mr. Xue Hongwei has served as our independent director since October 2019. Mr. Xue founded Bybridge Consultancy Pte. Ltd. in 2015 and currently serves as its director. Mr. Xue previously served as a director of Mendis Aesthetics Pte. Ltd. From August 2014 to September 2015, Mr. Xue served as an accountant for Asia-Europe Foundation, a non-profit organization. From July 2013 to December 2013, Mr. Xue worked as a financial analyst at Schneider Electric (EPA:SU). From October 2012 to March 2013, Mr. Xue worked as a financial investment manager at China Sunergy Co., Ltd. (OTCMKTS: CSUNY). From October 2011 to September 2012, Mr. Xue Hongwei worked as an investment manager at China Electric Equipment Group. Mr. Xue is a member of the Association of Chartered Certified Accountants and a Chartered Accountant of Singapore. Mr. Xue received his combined bachelor’s and master’s degree in economics and business administration from Georg-August University of Goettingen, Germany, in August 2005.

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

Mr. Wu Guanhua joined our company in 2012 and has served as our chief financial officer since August 2018. Mr. Wu Guanhua has over 10 years of experience in international corporate accounting, operations, financial and strategic management. From 2006 to 2008, Mr. Wu Guanhua served as project manager of MAZARS, a global audit, accounting and consulting group. Since March 2008, Mr. Wu Guanhua has served as a partner of Beijing Junyue Investment Consultancy Co., Ltd., a company specializing in consulting services for financing, listing procedures and business development strategies to small and medium enterprise in China. Mr. Wu obtained his bachelor’s degree in science from the University of Oxford Brooks in 2007. Mr. Wu is a certified accountant of The Association of Chartered Certified Accountants since 2007 and became a fellow member in 2012.

6.B.Compensation

Compensation of directors and executive officers

For the year ended December 31, 2022, we paid an aggregate of RMB6.4 million (US$0.9 million) in cash and other benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In June 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, or the Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Share Incentive Plan was 5,940,452 shares. As of the date of this annual report, all options under the Share Incentive Plan to purchase ordinary shares have been granted and option to purchase 997,715 ordinary shares are outstanding.

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

As of the date of this annual report, our directors and executive officers as a group and our other employees as a group held outstanding options to purchase 997,715 ordinary shares of our company, at an exercise price of US$0.001 per share.

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

Performance Incentive Plan

In September 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited 2019 Performance Incentive Plan, or the Performance Incentive Plan, to attract, motivate, retain and reward selected employees and other eligible persons, and to promote the success of our company. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Performance Incentive Plan is a number up to 10% of total issued and outstanding ordinary shares. On July 29, 2022, the Company issued 1,927,793 new ordinary shares to certain employees, representing an aggregate 2.0% of the total number of outstanding ordinary shares, at nil consideration in accordance with the 2019 Performance Incentive Plan proposed in September 2019. The purpose of this share option plan is to recognize contributions made by key employees on the negotiation and execution of the financing with Lafang China Co., Ltd. and Jiechuang, as well as to provide an incentive to retain a long-term relationship with the Company under the alignment of interests.

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

6.C.Board Practices

Board of directors

Our board of directors consists of 9 directors. A director is not required to hold any shares in our company to qualify to serve as a director. Except as required by our corporate governance policies, a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the directors. A director may vote with respect to any contract or any proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Pursuant to our related party transaction policy currently effective, our audit committee, or in the event that any member of the audit committee is a related party in the transaction to be reviewed, any non-conflicted member(s) of our audit committee, shall have the authority to approve proposed related party transactions as defined thereunder, subject to exceptions under certain standing pre-approval. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

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

Appointment of directors by our principal shareholders

According to the Shareholders’ Agreement signed by and among Seefar Global Holdings Limited, Jubilee Set Investments Limited, Zhou Pengwu, Ding Wenting, ADV, Hawyu, Wanda, Jiechuang, the Board of Directors shall be subject to the following arrangements upon Closing (as defined in the Share Purchase Agreement among our company, Wanda, Seefar Global Holdings Limited and Jubilee Set Investments Limited dated 20 July 2022) (the “SPA Closing”).

(a)Number and Composition of the Board of Directors. The number of directors shall constitute the Board of Directors shall be no more than eleven (11) persons. Specifically, (i) Jiechuang shall have the right to designate, appoint, remove from the office, replace and reappoint four (4) directors; (ii) Wanda shall have the right to designate, appoint, remove from the office, replace and reappoint two (2) directors; (iii) Hawyu (HK) Limited shall have the right to designate, appoint, remove from the office, replace and reappoint one (1) director; (iv) (A) if the Founders hold in the aggregate no less than five percent (5%) of the issued shares of the Company, Seefar Global Holdings Limited shall have the right to designate, appoint, remove from the office, replace and reappoint two (2) directors; (B) if the Founders and their affiliates hold in the aggregate no less than two percent (2%) but less than five percent (5%) of the issued shares of the Company, Seefar Global Holdings Limited shall have the right to designate, appoint, remove from the office, replace and reappoint one (1) director (for the avoidance of doubt, Seefar Global Holdings Limited shall not have the right to appoint a director in any other circumstances); and (v) if ADV and/or its affiliates hold no less than ten percent (10%) of the issued shares of the Company, it shall have the right (but not the obligation) to designate, appoint, appoint, remove from the office, replace and reappoint up to two (2) directors. The Directors appointed by Jiechuang shall include at least one (1) independent director, the Directors appointed by Wanda shall include at least one (1) independent director, and the Directors appointed by ADV shall include at least one (1) independent director, so as to satisfy the requirements for directors on the U.S. NASDAQ Stock Exchange of “independency”. For the avoidance of doubt, any employee of ADV or its affiliates can serve as the one (1) independent director appointed by ADV.
(b)Resignation and Removal of Directors: if a Director fails to satisfy the condition that the shareholders hold the relevant outstanding shares of the Company as specified in the above section (a), or is otherwise no longer suitable to act as a Director (“Cause of Resignation”), such Director shall submit his or her written resignation to the Company within five (5) Business Days after the occurrence of such resignation. In addition, a Director shall only be removed by the shareholder who appointed such Director at any time with or without cause upon written notice to the Board of Directors. However, any Director shall be removable by the Board of Directors in cases of fraud, gross negligence or gross fault, breach of his duties as a Director or where the Director no longer satisfies the condition that the shareholders hold the corresponding issued shares under the above section (a), and does not give his resignation within a prescribed period of time.
(c)Indemnification and Insurance: The Company shall purchase and maintain D&O liability insurance policies for the Directors, in an amount and with companies satisfactory to the Board. The charter documents of the Company shall at all times provide that the Company shall indemnify each Director against all claims and liabilities incurred by him by reason of the exercise of any powers or the performance of any duties in his capacity as a Director to the fullest extent permitted by the laws of the Cayman Islands.
(d)	Chairman of the Board: The Board shall have two (2) co-chairmen, one of whom shall be the Executive Chairman who shall be the Director appointed by Wanda and Jiechuang, and the other of whom shall be the Non-executive Chairman and shall be Dr. Zhou Pengwu. (for the avoidance of doubt, Zhou Pengwu (current executive director of the Company) will be designated as a non-executive director of the Company on or about the date of the SPA Closing). The Executive Chairman shall take full charge of the Company’s daily management and business operation, while the Non-executive Chairman shall take charge of cultural affairs such as the dissemination of core values and shall not participate in any actual daily management and business operation of the Company.

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

Terms of directors and executive officers

Pursuant to our fourth amended and restated articles of association (as revised),our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) dies or becomes of unsound mind; or (iii) resigns his office by notice in writing to us. Although there is no term limit, pursuant to our corporate governance guidelines, unless our board of directors determines in a particular instance that longer tenure is in the best interests of our company and its shareholders: (i) no director shall be nominated by our board of directors for re-election at an annual shareholders meeting coinciding with or next following his or her 72nd birthday, and (ii) inside directors shall retire on the date of their retirement or termination of employment with our company or its affiliates.

All of our executive officers are appointed by and serve at the discretion of our board of directors.

6.D.Employees

Overview

We had 1,550, 1,451 and 1,167 employees (full-time) in our wholly- or majority-owned medical institutions as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth certain information about our employees by function as of December 31, 2022.

	Number of	Percent of total
Function(1)	Employees*	employees
Management(2)	6	0.3%
Doctors(2)	102	7.8%
Other Medical Staff(3)	226	21.1%
Sales and Marketing	118	10.8%
Image Consultants	193	17.2%
Customer Service	275	22.4%
Finance and Accounting	51	3.6%
Human Resource and Administration	136	11.9%
Auxiliary Medical Staff(4)	62	4.9%
Total	1,167	100%

Notes:

(1)Includes full-time numbers.
(2)Dr. Zhou Pengwu and Dr. Zhou Yitao are both under Management and Doctors.
(3)Includes nurses and medical technicians who are required to hold licenses.

(4)Includes unlicensed medical staff who perform auxiliary functions during treatments.

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

Qualified medical professionals

The qualification and expertise of doctors are vital to the quality of our healthcare services and our competitiveness. As of December 31, 2022, all of our 126 doctors (full-time and part-time) had obtained Doctor Qualification Certificates, and all our nursing staff have obtained Nurse Practice Certificates.

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

As of December 31, 2022, our team of 126 doctors (including full-time and part-time) comprised 2 chief physicians, 28 associate-chief physicians, 49 attending physicians, 47 resident physicians in China. The majority of our doctors worked exclusively at our treatment centers while 24 of our doctors split their practice with other hospitals as of December 31, 2022. Our doctors typically receive compensation in the form of a salary plus bonus based on the number of procedures performed. Our doctors were supported by 224 other medical staff, including nurses and pharmacists, as of December 31, 2022.

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of December 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 130,582,310 ordinary shares outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Executive officers and directors*:
Zhou Pengwu(1)	33,549,180	25.7%
Ding Wenting(2)	36,119,572	25.7%
Hu Qing(3)	1,142,984	0.9%
Zhou Yitao(3)	849,000	0.7%
Wei Zhinan Nelson(4)	—	—
Yan Hongfei(4)	—	—
Peng Cathy	—	—
Xue Hongwei	—	—

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Tsang Eric Chi Wai	-	—
Wu Guanhua(3)	1,491,597	1.1%
All executive officers and directors as a group	39,603,153	28.4%
Principal shareholders:
MY Universe (HK) Limited(5)	36,402,570	27.9%
Hawyu (HK) Limited(6)	21,413,276	16.4%
Seefar Global Holdings Limited(7)	14,837,711	11.4%
Peak Asia Investment Holdings V Limited(4)	15,576,960	11.9%
Jubilee Set Investments Limited(2)	15,490,692	11.9%
Shengli Family Limited(8)	1,285,198	1.0%
Pengai Hospital Management Corporation(9)	3,220,717	2.5%
*	The business address of all directors and officers is 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China.
(1)	Represents (i) 3,220,717 ordinary shares held by Pengai Hospital Management Corporation, a company incorporated in the British Virgin Islands, or BVI, which is owned by Dr. Zhou Pengwu and Ms. Ding Wenting as to 51.0% and 49.0%, respectively, as further disclosed in note (9) below; (ii) 14,837,771 ordinary shares held by Seefar Global Holdings Limited as further disclosed in note (7) below; (iii) 15,490,692 ordinary shares held by Jubilee Set Investments Limited as further disclosed in note (2) below, and (iv) 1,285,198 ordinary shares held by Shengli Family Limited as further disclosed in note (6) below. Dr. Zhou Pengwu and Ms. Ding Wenting are spouse and each of Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to have the beneficial ownership of the shares held by each other.
(2)	Represents 15,490,692 ordinary shares held by Jubilee Set Investments Limited. Jubilee Set Investments Limited is a company incorporated in the BVI, which is indirectly wholly-owned by TMF (Cayman) Ltd. acting as the trustee of the Wendy Trust. The Wendy Trust is a discretionary trust established by Ms. Ding Wenting as a settlor and its beneficiaries are Ms. Ding Wenting and her family members. Ms. Ding Wenting, as well as Dr. Zhou Pengwu, spouse of Ms. Ding and our chairman and chief executive officer, are deemed to have the beneficial ownership of the shares held by Jubilee Set Investments Limited. The registered address of Jubilee Set Investments Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.
(3)	Represents shares that the person has the right to acquire within 60 days through exercise of share options.

See “-6.B. Compensation-Share Incentive Plan” and “-Performance Incentive Plan” for a description of equity-based awards we have granted and may grant to our directors, officers and other individuals as a group.

(4)	Represents 15,576,960 ordinary shares held by Peak Asia Investment Holdings V Limited. Peak Asia Investment Holdings V Limited is a company limited by shares and registered in the BVI. Peak Asia Investment Holdings V Limited is wholly owned by Beacon Technology Investment Holdings Limited, a company registered in Hong Kong, which in turn is wholly owned by ADV Opportunities Fund I, L.P., a Cayman exempted limited partnership. The general partner of ADV Opportunities Fund I, L.P. is ADV Opportunities Fund I, GP, L.P., a Cayman exempted limited partnership whose general partner is ADV Opportunities Fund I GP Ltd, a Cayman exempted company, which is wholly owned by ADV Partners Holdings Ltd, a Cayman exempted company. ADV Partners Holdings Ltd. is in turn wholly owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Zhu Jianyi (Kenichi Shu). The registered address of Peak Asia Investment Holdings V Limited is Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI. Each of Mr. Wei Zhinan Nelson and Mr. Yan Hongfei was appointed as our director by ADV pursuant to our memorandum and articles of association then in effect before the completion of our initial public offering. For the purpose of this section, none of Mr. Wei Zhinan Nelson and Mr. Yan Hongfei is regarded as a beneficial owner of the shares held by ADV.
(5)	Represents 36,402,570 ordinary shares held by MY Universe. MY Universe is a company incorporated in Hong Kong, which is wholly owned by Jiechuang. Jiechuang is a company incorporated in Hainan Province, China, which is invested and managed by two general partners as to Shenzhen Lafang Investment Management Co., Ltd. and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd.
(6)	Represents 21,413,276 ordinary shares held by Hawyu (HK) Limited. Hawyu (HK) Limited is a company incorporated in Hong Kong, which is wholly owned by Hainan Runming Biotechnology Co., Ltd. Hainan Runming Biotechnology Co., Ltd. is a company incorporated in Hainan Province, China, which is wholly owned by Lafang China Co., Ltd, a Chinese listed company incorporated in Guangdong Province,China.
(7)	Represents 14,837,771 ordinary shares held by Seefar Global Holdings Limited. Seefar Global Holdings Limited is a company incorporated in the BVI, which is indirectly wholly-owned by TMF (Cayman) Ltd. acting as the trustee of the Wan Shengda Trust. The Wan Shengda Trust is a discretionary trust established by Dr. Zhou Pengwu as a settlor and its beneficiaries are Dr. Zhou and his family members. Dr. Zhou Pengwu, as well as Ms. Ding Wenting, spouse of Dr. Zhou and our vice-chairwoman and chief marketing officer, are deemed to have the beneficial ownership of the shares held by Seefar Global Holdings Limited. Dr. Zhou Pengwu is entitled to exercise the voting power attached to our ordinary shares held by Seefar Global Holdings Limited. The registered address of Seefar Global Holdings Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.
(8)	Represents 1,285,198 ordinary shares held by Shengli Family Limited, a company incorporated in the BVI, which is wholly owned by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under our Share Incentive Plan. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. In addition, the voting rights attached to those ordinary shares held by Shengli Family Limited cannot be exercised without written consent of Dr. Zhou Pengwu. For details, see “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan.” The registered address of Shengli Family Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, BVI.
(9)	Represents 3,220,717 ordinary shares held by Pengai Hospital Management Corporation, a company incorporated in the BVI. Pengai Hospital Management Corporation is owned by Dr. Zhou Pengwu and Ms. Ding Wenting, spouse of Dr. Zhou Pengwu, as to 51.0% and 49.0%, respectively. Dr. Zhou Pengwu is the sole director of Pengai Hospital Management Corporation, and has the sole power to exercise the voting and dispositive power over all of the Ordinary Shares held by Pengai Hospital Management Corporation. The registered address of Pengai Hospital Management Corporation is Intershore Chambers, P.O. Box 4342, Road Town, Tortola, BVI.

Item 7.Major Shareholders and Related Party Transactions

7.A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.Related Party Transactions

Agreements and transactions with investors

Convertible note

As at December 31, 2022 and the date of this annual report, the convertible note outstanding was RMB64.6 million. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Convertible note.”

Exchangeable notes

As at December 31, 2022 and the date of this annual report, there was no exchangeable note outstanding. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Exchangeable notes.”

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

As at December 31, 2022, the outstanding bank borrowing and other borrowings guaranteed by our related parties and secured by some of their properties and/or our properties was RMB201.9 million (US$29.3 million).

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

Loans to directors and executive officers

In 2018, we provided loans to certain of our directors and executive officers. The loans are interest-free and payable on demand. As of December 31, 2022 and the date of this annual report, there was no outstanding loan provided by us to our directors and executive officers and the balance due from our directors and executive officers were nil and nil, respectively.

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

Item 9. The Offer and Listing

9.A. Offering and Listing Details

Our ADSs, each representing three of our ordinary shares, par value US$0.001 per share, were listed on the Nasdaq Global Market under the symbol “AIH” from October 25, 2019 to January 19, 2023.

On June 2, 2022, we received a staff determination letter from the Nasdaq notifying us that, based on our stockholders’ equity as reported in our annual report for the year ended December 31, 2021, we did not meet the minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(1)(A) (the “Rule”). As provided in the Rule, we have 45 calendar days to submit a play to regain compliance with the minimum stockholders’ equity requirement. On December 1, 2022, we received a staff determination letter from the Nasdaq notifying us that because we have not regained compliance with the Rule, unless we request an appeal of this determination, our ADSs would be scheduled for delisting from the Nasdaq Global Market. We requested a hearing before the Nasdaq Hearings Panel and subsequently submitted an application to transfer the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. The Listing Qualifications of Nasdaq approved our request to the Transfer Listing on January 17, 2023. Subsequently, our ADSs have been listed on the Nasdaq Capital Market uninterruptedly under the symbol “AIH” since January 19, 2023.

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

We incorporate by reference into this annual report our fourth amended and restated memorandum and articles of association, which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-234022) initially filed with the Securities and Exchange Commission on September 30, 2019 and declared effective on October 24, 2019. Our shareholders adopted our fourth amended and restated memorandum and articles of association by way of a special resolution passed on October 15, 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares, i.e., on October 29, 2019. The fourth amended and restated memorandum and articles of association was further amended by way of a special resolution passed at the annual general meeting of the Company held on 22 September 2022.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association (as revised) and the Companies Act as they relate to the material terms of our ordinary shares.

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

Dividends

Our board of directors may, from time to time, declare dividends on the shares subject to our fourth amended and restated memorandum and articles of association (as revised) and the Companies Act. The holders of our ordinary shares are entitled to receive such dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose. Under Cayman Islands law, payment of the dividends may be made out of the following:

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

Transfer of ordinary shares

Subject to the restrictions contained in our fourth amended and restated articles of association (as revised), any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Winding up; liquidation

Pursuant to our fourth amended and restated articles of association (as revised), if our company shall be wound up the liquidator may, with the sanction of a special resolution of our company, divide amongst the shareholders in specie or kind the whole or any part of the assets of our company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

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

Repurchase, redemption and surrender of ordinary shares

The Companies Act and our fourth amended and restated articles of association (as revised) permit us to purchase our own shares. In accordance with our fourth amended and restated articles of association (as revised) and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied or abrogated with the consent in writing of at least two thirds of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

No preemptive rights

Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company under our fourth amended and restated articles of association (as revised) and the Companies Act.

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

Reserved matters

To the fullest extent permitted by law but in addition to such other requirements as may be provided in our fourth amended and restated articles of association (as revised) and the applicable laws, notwithstanding anything therein to the contrary, in no event shall the following actions be taken, or otherwise permitted, by or on behalf of us or any of our subsidiaries, unless and until approved by an ordinary resolution, or, if required by the Companies Act, a special resolution:

●	any voluntary delisting of our securities;
●	a Change of Control Event (as defined in our fourth amended and restated articles of association ( as revised ) ); and
●	any transfer or other disposal of any assets, businesses or securities of any of us and our subsidiaries, which are (i) outside the ordinary course of business of our relevant subsidiary; or (ii) which involve the transfer or disposal of 50% or greater of our and our subsidiaries’ consolidated assets or accounted for 50% or greater of our and our subsidiaries’ consolidated revenue, each as presented in our latest audited consolidated financial statements.

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

People’s Republic of China taxation

We are a holding company incorporated in the Cayman Islands. Under the EIT Law and its implementation rules, an enterprise established outside of Mainland China with a “de facto management body” within Mainland China is considered a “resident enterprise,” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in Mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, all offshore enterprises controlled by a PRC enterprise or a PRC enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in Mainland China only if all of the following conditions are met:

(i)	the primary location of the day-to-day operational management is in the PRC;
(ii)	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;
(iii)	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in Mainland China; and
(iv)	at least 50% of voting board members or senior executives habitually reside in Mainland China.

We believe that none of Aesthetic Medical International Holdings Group Limited and its subsidiaries outside of Mainland China is a PRC resident enterprise for PRC tax purposes. Aesthetic Medical International Holdings Group Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Aesthetic Medical International Holdings Group Limited meets all of the conditions above. Aesthetic Medical International Holdings Group Limited is a company incorporated outside Mainland China. As a holding company, some of its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside Mainland China. For the same reasons, we believe our other subsidiaries outside of Mainland China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Aesthetic Medical International Holdings Group Limited is a PRC resident enterprise for EIT purposes, we may be required to withhold tax at a rate of 10% on dividends we pay to our shareholders, including holders of the ADSs, that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADS or ordinary shares, if such income is treated as sourced from within Mainland China. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax (including withholding tax) on dividends received by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it will generally apply at a rate of 20%. The PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Aesthetic Medical International Holdings Group Limited would be able to claim the benefits of any tax treaty between their country of tax residence and China in the event that Aesthetic Medical International Holdings Group Limited is treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks related to doing business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in Mainland China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary Peng Oi Investment (Hong Kong) Holdings Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced tax rates. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We expect that the ADSs, which are listed on the Nasdaq Capital Market, will generally be considered to be readily tradable on an established securities market in the United States. Since we do not expect our ordinary shares to be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders of the ADSs that do not meet a minimum holding period requirement and certain other requirements will not be eligible for the reduced tax rate with respect to our dividends regardless of our status as a qualified foreign corporation. In the event that we are deemed to be a PRC resident enterprise under PRC tax law (see “Taxation—People’s Republic of China taxation), we may be eligible for the benefits of the Treaty. Dividends we pay on the ADSs or ordinary shares to non-corporate U.S. Holders during the course of a taxable year during which we are eligible for such benefits would be eligible for the reduced tax rate, in the case of ordinary shares regardless of whether they are represented by the ADSs. You should consult your own tax advisor regarding the availability of the reduced tax rate for dividends paid with respect to the ADSs and ordinary shares.

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

Gains from dispositions of the ADSs or ordinary shares may be subject to PRC tax if such gains are deemed as income derived from sources within Mainland China for PRC tax purposes (see “Taxation— People’s Republic of China taxation). In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Any gain generally would constitute U.S. source income for foreign tax credit limitation purposes, which would generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat its gain as foreign source gain for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You should consult your own tax advisors regarding your eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in your particular circumstances.

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

Based the composition of our assets and income, including goodwill, which is based on the price of ADSs, we do not believe we were a PFIC for the taxable year ending December 31, 2022. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided they are “marketable.” The ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Capital Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs as of the close of any taxable year and your adjusted tax basis in such ADSs. Any income resulting from this election would generally be taxed at ordinary income rates. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. If you make a mark-to-market election with respect to the ADSs, but for a later taxable year either the ADSs no longer constitute “marketable stock” or we cease being a PFIC, you will not be subject to the mark-to market rules described above for such taxable year. The mark-to-market election will not be available for any lower tier PFIC that you may be deemed to own pursuant to the attribution rules discussed above. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, our post-tax results would increase or decrease by RMB682,000, RMB267,000 and RMB4,000 (US$580) in 2020, 2021 and 2022, respectively.

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

In 2020, 2021, interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, our post-tax results for the year would have been RMB47,000, RMB48,070 lower/higher, respectively, mainly as a result of higher/lower interest expenses on floating rate borrowings. In 2022, the interest rate risk was effectively mitigated through a contractual agreement with banks that secured a fixed interest rate.

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

Item 12.Description of Securities Other Than Equity Securities

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Deutsche Bank Trust Company Americas, an indirect wholly – owned subsidiary of Deutsche Bank A.G., with its principal office at 60 Wall Street, New York, NY 10005, United States of America, acts in its capacity as the depositary bank to our ADR program since October 2019.

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

To remediate our identified material weakness, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired senior financial officers, each of whom has a solid understanding of and extensive work experience involving complex non-routine transactions. In 2020, we provided our accounting and finance staff with financial reporting and IFRS trainings. We will continue to provide our accounting and finance staff with trainings regularly, and we will continue to review and improve key controls over financial reporting. Our management concluded that the material weakness had not been remediated as of December 31, 2020. We are fully committed to continue to implement measures to remediate our material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—3.D. Risk factors—Risks relating to our business and our industry A material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.” In the fiscal year 2021 and 2022, we have not identified any material weakness in our internal control over financial reporting.

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

Item 16.C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Union Power HK CPA Limited, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Audit fees(1)	5,500	8,254	3,799
	5,500	8,254	3,799
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

Item 16.E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2020, our board of directors announced a share repurchase program pursuant to which we would repurchase up to US$6.0 million worth of our ADSs. 45,000 ADSs were repurchased in 2020, and 0 ADS was repurchased from January 1, 2021 up to December 31, 2022 in the open market pursuant to the applicable share repurchase programs. As of December 31, 2022, we have not retired the treasure shares of 45,000 ADSs.

Item 16.F	Change in Registrant’s Certifying Accountant

Not applicable.

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

Item 19.Exhibits

Exhibit Number
1.1*

Fourth amended and restated memorandum and articles of association of the registrant, as currently in effect as amended, initially filed with the SEC on September 30, 2019) and as further amended by a special resolution passed at the annual general meeting of the Company held on 8 September 2022

2.1

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237835) filed with the SEC on April 24, 2020)

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

4.65	English translation of power of attorney dated April 23, 2021 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jiangsu Liangyan Hospital Management Co., Ltd.
4.66	English translation of spousal consent letter dated April 23, 2021 by Ding Wenting
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

Aesthetic Medical International Holdings Group Limited

	By:	/s/ Zhou Pengwu
	Name:	Zhou Pengwu
Date: April 21, 2023	Title:	Chairman and Chief Executive Officer

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aesthetic Medical International Holdings Group Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aesthetic Medical International Holdings Group Limited. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company had net current liabilities of RMB466.2 million and net liabilities of RMB125.9 million as at December 31, 2022, and together with other conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Impairment of goodwill in cash generating unit

Critical Audit Matter Description

As discussed in Note 2.9 (a) to the consolidated financial statements, goodwill is evaluated for impairment annually, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. As discussed in Note 14, the management reviews the business performance of each cash generating unit (“CGU”) including the related goodwill and the recoverable amount of a CGU is determined based on a value-in-use calculation. As a result, impairment tests were performed over the CGU and the fair value of each CGU estimated using a discounted cash flow model covering a five-year period. The Company’s impairment test indicated that the goodwill had a carrying value that was not recoverable so there was no impairment for goodwill for the year ended December 31, 2022. The goodwill balance was RMB33.0 million of December 31, 2022.

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

Going concern

Critical Audit Matter Description

As discussed in Note 2.1 to the consolidated financial statements, the Company had net current liabilities of RMB466.2 million and net liabilities of RMB125.9 million as at December 31, 2022, and together with other conditions raise substantial doubt about its ability to continue as a going concern. Management seeks to the support from Binhua Wu who represents the major shareholder to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date. However, the Company has not concluded that support from the major shareholder alleviate the substantial doubt related to its ability to continue as a going concern.

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

Hong Kong

April 21, 2023

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Revenue	5	901,573	645,593	670,091
Cost of sales and services rendered	6	(356,796)	(376,092)	(314,505)
Gross profit		544,777	269,501	355,586
Selling expenses	6	(510,608)	(404,683)	(226,474)
General and administrative expenses	6	(230,646)	(206,971)	(150,379)
Operating result		(196,477)	(342,153)	(21,267)
Finance income	8	1,185	113	155
Finance costs	8	(29,189)	(27,230)	(21,635)
Other gains/(losses), net	9	600	6,074	(24,920)
Fair value loss of convertible note	27	(1,599)	(4,240)	(26,506)
Impairment of non-current assets	15	(32,969)	(313,959)	—
Share of (losses)/profits of investments accounted for using the equity method	16	(1,043)	81	—
Loss before income tax		(259,492)	(681,314)	(94,173)
Income tax credit	10	12,587	11,798	18,067
Loss for the year		(246,905)	(669,516)	(76,106)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(731)	574	(665)
Revaluation of investment properties upon transfer from property, plant and equipment		—	—	5,964
Total other comprehensive income/(loss) for the year, net of tax		(731)	574	5,299
Total comprehensive income/(loss) for the year		(247,636)	(668,942)	(70,807)
Loss attributable to:
Owners of the Company		(235,479)	(586,619)	(76,247)
Non-controlling interests		(11,426)	(82,897)	141
Loss for the year		(246,905)	(669,516)	(76,106)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Loss per share for loss attributable to owners of the Company (in RMB per share)
—Basic	11	(3.61)	(8.89)	(0.93)
—Diluted	11	(3.61)	(8.89)	(0.93)

Total comprehensive loss attributable to:
Owners of the Company		(236,210)	(586,045)	(70,948)
Non-controlling interests		(11,426)	(82,897)	141
Total comprehensive loss for the year		(247,636)	(668,942)	(70,807)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	2021	2022
		RMB’000	RMB’000
ASSETS
Non‑current assets
Property, plant and equipment	12	358,749	320,816
Investment properties	14	—	23,065
Intangible assets	15	37,238	37,270
Investments accounted for using the equity method	16	4,904	1,160
Prepayments and deposits	17	16,574	25,299
Deferred income tax assets	23	45,765	61,163
		463,230	468,773
Current assets
Inventories	18	30,566	27,853
Trade receivables	17	7,772	6,193
Other receivables, deposits and prepayments	17	31,692	25,887
Amounts due from related parties	35	4,391	2,873
Restricted cash	19	—	1,547
Asset held-for-sale	20	—	1,083
Cash and cash equivalents	19	39,289	12,161
		113,710	77,597
Total assets		576,940	546,370
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	21a	469	626
Treasury shares	21b	(2,023)	(2,023)
Accumulated losses		(1,064,524)	(1,140,771)
Other reserves	22	909,411	1,028,510
		(156,667)	(113,658)
Non‑controlling interests		(29,755)	(12,222)
Total equity		(186,422)	(125,880)

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Note	2021	2022
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Borrowings	24	77,607	29,110
Lease liabilities	13	105,754	99,304
Convertible note	27	38,059	—
Deferred income tax liabilities	23	285	—
		221,705	128,414
Current liabilities
Trade payables	25	31,256	46,752
Accruals, other payables and provisions	25	72,848	43,738
Contingent consideration and consideration payable		7,100	6,200
Amounts due to related parties	35	473	—
Contract liabilities	26	236,476	169,725
Borrowings	24	156,208	172,766
Convertible note	27	—	64,565
Lease liabilities	13	28,278	27,352
Current income tax liabilities		9,018	12,738
		541,657	543,836
Total liabilities		763,362	672,250
Total equity and liabilities		576,940	546,370

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non‑	Total
	Share	Treasury	Other reserves	Accumulated		controlling	equity/
	capital	shares	(Note 22)	losses	Sub‑total	interests	(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2020	469	(41)	789,285	(242,232)	547,481	43,117	590,598
Comprehensive loss
Loss for the year	—	—	—	(235,479)	(235,479)	(11,426)	(246,905)
Currency translation differences	—	—	(731)	—	(731)	—	(731)
Total comprehensive income for the year	—	—	(731)	(235,479)	(236,210)	(11,426)	(247,636)

Transactions with owners
Transfer to statutory reserve	—	—	194	(194)	—	—	—
Transactions with non-controlling shareholders (Note 31)	—	—	2,640	—	2,640	(5)	2,635
Share-based payment	—	—	78,967	—	78,967	—	78,967
Business combination (Note 29)	—	—	—	—	—	32,669	32,669
Disposal of subsidiaries (Note 30)	—	—	—	—	—	(28,579)	(28,579)
Dividend to non-controlling shareholders	—	—	—	—	—	(936)	(936)
Share repurchase (Note 19)	—	(1,982)	—	—	(1,982)	—	(1,982)
Total transactions with owners	—	(1,982)	81,801	(194)	79,625	3,149	82,774

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Attributable to owners of the Company					Non-
	Share	Treasury	Other reserves	Accumulated		controlling	Total
	capital	shares	(Note 22)	losses	Sub-total	interests	equity/(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 31 December 2020	469	(2,023)	870,355	(477,905)	390,896	34,840	425,736
Balance at 31 December 2020 and 1 January 2021	469	(2,023)	870,355	(477,905)	390,896	34,840	425,736

Comprehensive loss
Loss for the year	—	—	—	(586,619)	(586,619)	(82,897)	(669,516)
Currency translation differences	—	—	574	—	574	—	574
Total comprehensive loss for the year	—	—	574	(586,619)	(586,045)	(82,897)	(668,942)

Transactions with owners
Transactions with non-controlling shareholders (Note 31)	—	—	3,020	—	3,020	(1,586)	1,434
Share-based payment	—	—	35,462	—	35,462	—	35,462
Business combination (Note 29)	—	—	—	—	—	163	163
Disposal of subsidiaries (Note 30)	—	—	—	—	—	20,840	20,840
Dividend to non-controlling shareholders	—	—	—	—	—	(1,115)	(1,115)
Total transactions with owners	—	—	38,482	—	38,482	18,302	56,784

Balance at 31 December 2021	469	(2,023)	909,411	(1,064,524)	(156,667)	(29,755)	(186,422)
Balance at 31 December 2021 and 1 January 2022	469	(2,023)	909,411	(1,064,524)	(156,667)	(29,755)	(186,422)

Comprehensive loss
Loss for the year	—	—	—	(76,247)	(76,247)	141	(76,106)
Currency translation differences	—	—	(665)	—	(665)	—	(665)
Revaluation of investment properties upon transfer from property, plant and equipment	—	—	5,964	—	5,964	—	5,964
Total comprehensive loss for the year	—	—	5,299	(76,247)	(70,948)	141	(70,807)

Transactions with owners
Transactions with non-controlling shareholders (Note 31)	—	—	(2,613)	—	(2,613)	(748)	(3,361)
Share-based payment	—	—	27,515	—	27,515	—	27,515
Disposal of subsidiaries (Note 30)	—	—	—	—	—	18,140	18,140
Deregister of subsidiary	—	—	17	—	17	—	17
Issuance of shares(Note 20)	157	—	94,009	—	94,166	—	94,166
Transaction costs related to issuance of shares	—	—	(5,128)	—	(5,128)	—	(5,128)
Total transactions with owners	157	—	113,800	—	113,957	17,392	131,349
Balance at 31 December 2022	626	(2,023)	1,028,510	(1,140,771)	(113,658)	(12,222)	(125,880)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	28	5,582	51,715	(74,499)
Income tax paid		(6,425)	(624)	(627)
Net cash (used in)/generated from operating activities		(843)	51,091	(75,126)
Cash flows from investing activities
Net cash used in business combinations	29	(69,951)	(7,273)	(642)
Proceeds from disposal of property, plant and equipment		11	166	—
Purchase of and deposit paid for property, plant and equipment		(38,355)	(33,237)	(1,597)
Purchase of and deposit paid for intangible assets		(6,807)	(205)	(81)
Deposit of long term investment		(21,287)	—	—
Deposit from investors		—	20,000	—
Restricted cash		(8,712)	8,712	(1,547)
Balances with related parties		(3,446)	1,550	(2,690)
Interest income received		1,185	113	155
Proceeds from disposal of subsidiaries	30	19,994	(1,351)	9,536
Proceeds from ceased operation of subsidiaries		—	—	(23)
Net cash (used in)/(generated from) investing activities		(127,368)	(11,525)	3,111
Cash flows from financing activities
Proceeds from borrowings		276,595	97,880	164,300
Repayment of borrowings		(217,675)	(68,928)	(141,920)
Repayment of lease liabilities		(59,646)	(50,575)	(11,041)
Proceeds from other borrowings		3,000	143,018	112,014
Repayment of other borrowings		(3,915)	(152,687)	(157,098)
Proceeds from convertible note, net		32,797	—	—
Interest paid		(10,541)	(12,828)	(14,606)
Issuance of shares		—	—	94,153
Dividends paid to non-controlling interests		(936)	(1,115)	(250)
Share repurchase		(1,982)	—	—
Net cash generated from/(used in) financing activities		17,697	(45,235)	45,552
Net decrease in cash and cash equivalents		(110,514)	(5,669)	(26,463)
Cash and cash equivalents at beginning of the year		154,490	44,384	39,289
Effect of changes in foreign exchange rates		408	574	(665)
Cash and cash equivalents at end of the year	19	44,384	39,289	12,161
Analysis of the balances of cash and cash equivalents at 31 December
Bank and cash balances		44,384	39,289	12,161
Less: Assets held-for-sale		—	—	—
	19	44,384	39,289	12,161

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

2.1         Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of convertible note, investment properties and assets held for sale, which were carried at fair value.

Going Concern

The consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As a result, the Group had a loss of RMB76,106,000 for the year ended 31 December 2022. As of 31 December 2022, the Group had net current liabilities of RMB466,239,000 and net liabilities of RMB125,880,000.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. Besides continuing to negotiate with the banks, the Company is evaluating several measures of financing, such as external financings,which will also be considered. Currently, the Company intends to raise loans from financial institutions and potential funders to maintain its normal operations. The Company’s ability to continue as a going concern is primarily dependent on the Company’s ability to arrange adequate financing arrangements and generate cash flows from its operations.

The Company closed its private placement with Hainan Oriental Jiechuang Investment Partnership (“Jiechuang”) for aggregate gross proceeds of RMB170 million in February 2023 and utilized the money to fund its business development and working capital. Binhua Wu who represents the major sharehoder signed a letter of continuing financial support with the Company, in which she undertakes to enable the company to meet its liabilities and obligations as and when they fall due, for at least 12 months from the date of 20-F for the year ended December 31, 2022. In addition to the aforementioned financial investment, Binhua Wu also leverages her corporate management and talent training advantages to optimize the operations of the Company.

2            Summary of significant accounting policies (Continued)

2.2          Changes in accounting policy and disclosures

2.2.1       New standards and amendments to standards adopted by the Group

The following new standards and amendments to standards are mandatory for accounting periods beginning on or after 1 January 2022. The adoption of these new standards and amendments to standards does not have a significant impact to the results and financial position of the Group:

Amendments to IFRS 3: Reference to the Conceptual Framework

Amendments to IAS 16: Proceeds Before Intended Use

Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41: Annual Improvements to 2018-2021 cycle

Amendments to IAS 37: Onerous Contracts - Costs of Fufilling a Contract

Amendments to IFRS 9: Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

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

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to a assumed from the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognises any non-controlling interest in the acquiree on an acquisition by acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

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

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in consolidated statement of comprehensive income. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. It means the amounts previously recognised in other comprehensive income are reclassified to the consolidated statement of comprehensive income or transferred to another category of equity as specified/permitted by applicable IFRSs.

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015) became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%. The Company historically held more than 70.0% equity interest in certain of its PRC subsidiaries that are medical institutions which the Company acquired or established after the effective date of the Industry Catalog for Guiding Foreign Investment (Revision 2015). The Company had decreased its shareholding to 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain employees of the Group since 2018. As of December 31, 2022, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”) were held by Dr. Zhou Pengwu directly or indirectly as to 27%, 26%, 19%, 12%, 24%, 25% and 25% respectively. Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. were divested in October 2022 and Hangzhou Pengai Aesthetic Medical Outpatient Department was ceased operation in August 2022. Shenzhen Miaoyan Aesthetic Medical Clinic was divested in December 2022. These Contractual Arrangements enable the Company to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

2            Summary of significant accounting policies (Continued)

2.3          Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

As of December 31, 2022, several of the above-mentioned subsidiaries have been divested or ceased operation of, including Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Outpatient Department and Shenzhen Miaoyan Aesthetic Medical Clinic.

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

(iii). Exclusive option agreement

Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain exclusive option agreements. Pursuant to these exclusive option agreements, Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiaries, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of Dr. Zhou Pengwu and the Relevant Subsidiaries undertakes that, among others, without the prior written consent of Shenzhen Pengai Investment, he or it shall or shall cause the Relevant Subsidiaries not to declare any dividends or distribute any residual profits, change or amend its articles of association, increase or decrease its registered capital, or change its structure of registered capital in other manners. In the event that Dr. Zhou Pengwu increases his capital injection into the Relevant Subsidiaries, Dr. Zhou Pengwu undertakes and confirms that any additional equity so acquired shall be subject to the purchase option. Unless terminated by Shenzhen Pengai Investment at its sole discretion, the exclusive option agreement will remain effective until all equity interest in the Relevant Subsidiaries held by Dr. Zhou Pengwu is transferred or assigned to Shenzhen Pengai Investment or its designated person(s).

2            Summary of significant accounting policies (Continued)

2.3          Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

(iv). Power of attorney

Pursuant to a relevant power of attorney executed by Dr. Zhou Pengwu, he has irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of such shareholder’s voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries, including but not limited to, the right to attend shareholder meetings, the right to vote, the right to sell, transfer, pledge or dispose of the Target Equity Interests and the right to appoint legal representatives, directors and other management. The proxy agreement remains effective as long as Dr. Zhou Pengwu remains a shareholder of the Relevant Subsidiaries, unless Shenzhen Pengai Investment has given contrary written instructions.

(v). Equity interest pledge agreement

Dr. Zhou Pengwu as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Dr. Zhou Pengwu has pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiaries acquired by him to Shenzhen Pengai Investment to guarantee the performance by Dr. Zhou Pengwu and the Relevant Subsidiaries of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiaries or Dr. Zhou Pengwu breach any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Dr. Zhou Pengwu shall not permit the existence of any security interest or other encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiaries shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Dr. Zhou Pengwu discharges all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Dr. Zhou Pengwu or the Relevant Subsidiaries under these agreements or invalidity, revocation and termination of any of these agreements.

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

The Company’s ability to control the Target Equity Interests in the Relevant Subsidiaries also depends on the power of attorney exercised by Shenzhen Pengai Investment to vote on all matters requiring shareholders’ approvals in the Relevant Subsidiaries. As noted above, the Company believes these powers of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Company’s corporate structure or the contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

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

2            Summary of significant accounting policies (Continued)

2.4          Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the Company’s share of the comprehensive income of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

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

2.8          Investment properties

Properties that are held for long – term rental yields or for capital appreciation or both, and that are not occupied by the companies in the Group, are classified as investment properties in the consolidated financial statements. Investment properties are carried at fair value basis and its movement will be reviewed annually.

If an owner-occupied property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised in equity as a revaluation of property, plant and equipment. However, if the fair value of the property at the date of transfer which results in a reversal of the previous impairment loss, the write-back is recognised in the consolidated income statement.

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

Goodwill arising on the acquisition of subsidiaries represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition- date fair value of any previous equity interest in the acquiree over the fair value of the identified net assets acquired.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed. See note 15 for the goodwill impairment charges recognised in the respective years presented.

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

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

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

Changes in the fair value of financial assets at fair value through profit or loss are recognised in other gains, net in the consolidated statement of comprehensive income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

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

2            Summary of significant accounting policies (Continued)

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

The Group measures share-based compensation at the grant date based on the fair value of the equity awards determined using the Binomial option-pricing model. As the Group has granted share options with a service-only condition, the Group elected to recognize compensation expense over the period in which the recipient is required to provide service in exchange for the equity award.

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

A contract liability is recognised when the Group has the obligation to transfer services to the customers for which the consideration received (or an amount of considerations is due) exceeds the measure of the remaining unsatisfied performance obligations.

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

The Group has certain aesthetic medical services package in 2022 for which customers pay in advance. The packages can be utilized for one year from the effective date. If the package has not been used within one year time period, any payment received is recorded as a contract liability in the consolidated balance sheet.

Revenue is recognised at a point in time when the respective services are rendered or a contract lability has been fulfilled. For certain aesthetic medical services package issued in 2022, revenue is recognised over time according to the proportion of the services performed as compared to the total services offered.

(ii)	General healthcare services

Revenues are recognised upon the provision of the relevant services for which the service period is usually within a day.

Revenue is recognised at a point in time when the respective services are rendered.

Management reviews the utilisation pattern of contract liabilities and treatment progress of individual customers on a regular basis to determine full recognition of the corresponding contract liabilities in the consolidated statement of comprehensive income.

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

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received; and
●	any initial direct costs

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of less than 12 months.

2.26       Compound financial instruments

Compound financial instruments of the Group is convertible note.

2            Summary of significant accounting policies (Continued)

2.26       Compound financial instruments (Continued)

(a)	Convertible notes in 2020

The Group designated the convertible note as a financial liability at fair value through profit or loss. Convertible note is initially recognised at fair value. Any directly attributable transaction costs are recognised as finance costs in the consolidated statement of comprehensive income.

Subsequent to initial recognition, the convertible note is carried at fair value with changes in fair value recognised in the consolidated statement of comprehensive income.

The convertible note is classified as a non-current liability unless the Group has an obligation to settle the liability within 12 months after the end of the reporting period.

For the convertible note issued in 2020, it is redeemable at the option of the Company and the holder. This instrument can be converted into American Depository Receipts of the Company as set out in Note 27.

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

The majority of Group companies operate in the PRC and the majority of the transactions are denominated in RMB which is the Company’s and other Group Company’s functional currency, except for the US$ denominated convertible note.

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, the Group’s post-tax results would increase or decrease by RMB4,000 (2021: RMB267,000).

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

At the reporting date, if interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, the Group’s post-tax results for the year would have been RMB48,070 lower/higher in 2021, mainly as a result of higher/lower interest expense on floating rate borrowings. In 2022, the interest rate risk was effectively mitigated through a contractual agreement with banks that secured a fixed interest rate.

(b)	Liquidity risk

The Group is exposed to liquidity risk due to the impact of COVID–19 and it had net current liabilities of RMB466,239,000 as at 31 December 2022. As detailed in Note 2.1, the directors of the Company concluded that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the coming twelve months after the issuance of these consolidated financial statements.

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

a.	Convertible note in 2020: The maximum exposure is 100% of the issue price, plus an amount accruing at a rate of 15% per annum (Note 27).

	Less than	Between 1 and	Between 2 and	After
	1 year	2 years	5 years	5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2021
Borrowings	160,646	77,948	—	—	238,594
Convertible note	—	38,059	—	—	38,059
Lease liabilities	32,964	30,810	58,745	38,282	160,801
Trade payables	31,256	—	—	—	31,256
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	43,396	—	—	—	43,396
Amounts due to related parties	473	—	—	—	473
	268,735	146,817	58,745	38,282	512,579

At 31 December 2022
Borrowings	172,766	24,533	4,577	—	201,876
Convertible note	64,565	—	—	—	64,565
Lease liabilities	34,444	33,832	51,865	30,902	151,043
Trade payables	46,752	—	—	—	46,752
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	17,001	—	—	—	17,001
	335,528	58,365	56,442	30,902	481,237

3            Financial risk management (Continued)

3.2         Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the dividend payments to shareholders, return capital to shareholders, issue new shares or obtain bank borrowings.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (include current and non-current bank borrowings, convertible note as shown in the consolidated balance sheets) less cash and cash equivalents and restricted bank deposit. Total capital is calculated as “equity”, as shown in the consolidated balance sheets, plus net debt.

The gearing ratios at 31 December 2021 and 2022 were as follows:

	2021	2022
	RMB’000	RMB’000
Total borrowings	233,815	201,876
Add: Convertible note (Note 27)	38,059	64,565
Less: Cash and cash equivalents (Note 19)	(39,289)	(12,161)
Restricted cash (Note 19)	—	(1,547)
Net debt	232,585	252,733
Total equity	(186,422)	(125,880)
Total capital	46,163	126,853
Gearing ratio	503.83%	199.23%

3.3          Fair value estimation

The table below analyses financial instruments carried at fair value as at 31 December 2021 and 2022 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels with a fair value hierarchy as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

3            Financial risk management (Continued)

3.3         Fair value estimation (Continued)

The following table presents the Group’s financial assets and liabilities that are measured at fair value as at 31 December 2022.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2022
Assets
Investment properties (Note 14)	—	—	23,065	23,065
	—	—	23,065	23,065
Liabilities
Financial liabilities at fair value through profit or loss
- Convertible note (Note 27)	—	—	64,565	64,565
	—	—	64,565	64,565

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

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments.
●	Other techniques, such as discounted cash flow analysis including dividend growth model, are used to determine fair value for the remaining financial instruments.

There were no significant transfers of financial assets between level 1, level 2 and level 3 fair value hierarchy classifications.

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2021:

	Convertible note
	(Note 27)	Total
	RMB’000	RMB’000
Opening balance	34,190	34,190
Unrealised exchange difference	(371)	(371)
Change in fair value	4,240	4,240
Closing balance	38,059	38,059

3            Financial risk management (Continued)

3.3         Fair value estimation (Continued)

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2022:

	Convertible note
	(Note 27)	Total
	RMB’000	RMB’000
Opening balance	38,059	38,059
Change in fair value	26,506	26,506
Closing balance	64,565	64,565

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

(a)	Goodwill and propety, plant and equipment impairment assessment

The Group tests annually whether goodwill and propery, plant and equipment have suffered any impairment, in accordance with the accounting policy stated in Note 2.9(a). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There is a number of assumptions and estimates involved in the preparation of cash flow projections for the periods covered by the approved budgets. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved.

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

(c)	Fair values of convertible notes

The convertible notes is not traded in an active market and the respective fair values are determined by using valuation techniques. The directors have used the market comparable approach to determine the underlying equity value of the Company and adopted equity allocation model to determine the fair values of the convertible notes.

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

(e)	Deferred tax assets

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Group has RMB343,995,000 (2021: RMB240,008,000) of tax losses carried forward. These losses relate to subsidiaries that have a history of losses, do not expire, and may not be used to offset taxable income elsewhere in the Group. The Group has considered the future utilization of accumulated tax losses by performing cash flow forecasts. On this basis, the Group has determined that deferred tax assets of RMB61,163,000 (2021: RMB45,765,000) was recognised for the tax losses carried forward.

5            Revenue

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Non-surgical aesthetic medical services	452,670	334,248	482,285
Surgical aesthetic medical services	401,645	243,070	132,628
General healthcare services and other aesthetic medical services	47,258	68,275	55,178
	901,573	645,593	670,091

6            Expenses by nature

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 7)	322,563	309,250	234,142
Advertising and marketing expenses	380,794	255,534	132,202
Cost of inventories and consumables	163,881	174,991	160,152
Operating lease rental expenses	4,860	15,836	12,822
Amortisation and depreciation	106,405	99,135	61,485
Utilities and office expenses	52,666	76,579	39,085
Travelling and entertainment expenses	17,136	12,818	7,009
Bank charges	4,350	3,213	4,035
Loss on disposal of property, plant and equipment	915	—	20,465
Legal and professional fees	19,273	30,570	14,743
Other expenses	25,207	9,820	5,218
	1,098,050	987,746	691,358

7             Employee benefit expenses

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wages and salaries	225,085	250,773	183,193
Share-based compensation expenses	78,967	35,463	27,528
Pension costs - defined contribution plans	5,841	16,942	15,651
Other staff welfare expenses	12,670	6,072	7,770
	322,563	309,250	234,142

8            Finance income and costs

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Finance costs
Interest expense on bank borrowings	(8,897)	(7,844)	(579)
Interest expense on other borrowings	(3,599)	(6,542)	(12,375)
Interest expense on lease liabilities	(16,693)	(12,844)	(8,681)
	(29,189)	(27,230)	(21,635)
Finance income
Interest income on short-term bank deposits	1,185	113	155
Finance costs – net	(28,004)	(27,117)	(21,480)

9            Other gains (losses) net

The Company recognised other losses, net of RMB24.9 million in 2022 and other gains, net of RMB6.1 million in 2021. The other losses in 2022 mainly due to loss on disposal of subsidiaries of RMB11.3million and compensation loss to suppliers of RMB9.8million.

10            Income tax expense

PRC corporate income tax have been provided for subsidiaries established and operating in Mainland China at the rate of 25% (2020 and 2021: 25%) on the estimated assessable profit for the year.

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Current tax
PRC enterprise income tax	486	8,208	3,308
Deferred tax
Origination and reversal of temporary differences (Note 23)	(13,073)	(20,006)	(21,375)
Income tax credit	(12,587)	(11,798)	(18,067)

The taxation on the Group’s loss before income tax differs from the theoretical amount that would arise using the taxation rate of PRC, the principal place of the Group’s operations, as follows:

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss before income tax	(259,492)	(681,314)	(94,173)
Calculated at a taxation rate of 25%	(64,873)	(170,329)	(23,543)
Expenses not tax deductible	42,824	42,450	7,223
Income not subject to tax	(1,165)	—	—
Utilisation of previously unrecognised tax losses	(428)	—	—
Recognition of previously unrecognised temporary difference	(520)	—	—
Tax losses not recognized	13,034	117,454	5,531
Difference in overseas tax rates	351	(304)	(400)
Over‑provision in respect of prior years	(1,810)	(1,069)	(6,878)
Income tax expense/(credit)	(12,587)	(11,798)	(18,067)

10           Income tax expense (Continued)

(a)	Cayman Islands Income Tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)	Hong Kong Profits Tax

Hong Kong profits tax rate has been provided at the rate of 16.5% on the estimated assessable profit for each of the years ended 31 December 2020,2021 and 2022.

(c)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25% on the estimated assessable profits for each of the years, based on the existing legislation, interpretations and practices in respect thereof.

(d)	Singapore Corporation income tax

The income tax provision of the Group in respect of operations in the Singapore has been calculated at the tax rate of 17% on the estimated assessable profits for each of the year, based on the existing legislation, interpretations and practices in respect thereof.

11          Loss per share

(a)	Basic loss per share

Basic earnings per share (“EPS”) is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

(b)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

For the year ended 31 December 2020, 2021 and 2022, the Company has two categories of dilutive securities: Convertible note and share option. These dilutive securities are assumed to have been converted into ordinary shares, and the net losses for the year is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

11          Loss per share (Continued)

(b)	Diluted Loss per share (Continued)

The following table sets forth the computation of basic and diluted Loss per share:

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
	(Note ii)	(Note ii)	(Note ii)
Numerator:
Loss attributable to owners of the Company – basic	(235,479)	(586,619)	(76,247)
Loss attributable to owners of the Company – diluted	(235,479)	(586,619)	(76,247)
Shares (denominator):
Weighted average number of shares – basic	65,297,485	65,960,235	81,911,577
Weighted average number of shares – diluted	65,297,485	65,960,235	81,911,577
Loss per share – basic (RMB)	(3.61)	(8.89)	(0.93)
Loss per share – diluted (RMB)	(3.61)	(8.89)	(0.93)

Note i   As the Group incurred losses for the years ended 31 December 2021 and 2022, share option and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value is not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the year ended 31 December 2021 and 2022.

12          Property, plant and equipment

				Office equipment,
			Machinery	furniture fixtures
		Leasehold	and	and motor	Right of use
	Buildings	improvements	equipment	vehicles	assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2021
Opening net book amount	60,635	195,601	65,622	14,388	195,695	531,941
Additions	—	34,734	40,617	3,377	3,321	82,049
Impairment loss (Note 15)	—	(76,375)	(14,352)	(4,453)	(44,638)	(139,818)
Disposal	—	(3,675)	(8,539)	(4,271)	(3,612)	(20,097)
Business combination (Note 29)	—	527	557	—	2,159	3,243
Disposal of subsidiaries (Note 30)	—	(975)	(1,635)	(605)	(524)	(3,739)
Depreciation charges	(3,399)	(39,933)	(14,871)	(3,009)	(31,953)	(93,165)
Translation adjustments	—	(68)	(1,179)	(418)	—	(1,665)
Closing net book amount	57,236	109,836	66,220	5,009	120,448	358,749

Year ended 31 December 2021
At 31 December 2021
Cost	64,739	302,000	132,655	27,756	208,559	735,709
Accumulated depreciation and impairment	(7,503)	(192,164)	(66,435)	(22,747)	(88,111)	(376,960)
Net book amount	57,236	109,836	66,220	5,009	120,448	358,749

At 31 December 2022
Opening net book amount	57,236	109,836	66,220	5,009	120,448	358,749
Additions	105	20,861	11,509	2,999	70,177	105,651
Disposal	—	—	(930)	(1,211)	(22,381)	(24,522)
Disposal of subsidiaries (Note 30)	—	(23,469)	(2,900)	(340)	(14,161)	(40,870)
Depreciation charges	(3,305)	(13,845)	(12,364)	(1,421)	(30,156)	(61,091)
Transfer to Investment Properties	(17,101)	—	—	—	—	(17,101)
Closing net book amount	36,935	93,383	61,535	5,036	123,927	320,816

Year ended 31 December 2022
At 31 December 2022
Cost	37,021	289,207	131,668	25,663	214,787	698,346
Accumulated depreciation and impairment	(86)	(195,824)	(70,133)	(20,627)	(90,860)	(377,530)
Net book amount	36,935	93,383	61,535	5,036	123,927	320,816

As at 31 December 2021 and 2022, property, plant and equipment with net book value amounting to approximately RMB57,238,000 and RMB48,285,000 respectively, were pledged as security for the bank and other borrowings.

13          Lease

(a)	Amounts recognised in the consolidated balance sheets:

Right-of-use assets are classified as property, plant and equipment (Note 12).

	As at	As at	As at
	31 December	31 December	31 December
	2020	2021	2022
	RMB	RMB	RMB
Lease liabilities
Current	35,868	28,278	27,352
Non-current	178,983	105,754	99,304
	214,851	134,032	126,656

(b)	Amounts recognised in the consolidated statements of comprehensive income:

	2020	2021	2022
	RMB	RMB	RMB
Interest expense (included in finance costs) (Note 8)	16,693	12,844	8,681
Expense relating to short-term leases (included in cost of goods sold and administrative expenses)	4,860	15,836	12,822

The total cash outflow for leases in 2022 was approximately RMB31,263,000 (2021: RMB50,575,000).

14          Investment properties

	2021	2022
	RMB’000	RMB’000
Fair value
At 1 January	—	—
Transfer from property, plant and equipment	—	23,065
At 31 December	—	23,065

Investment properties represents buildings held in the PRC.

Investment properties with fair value amounting to RMB23,065,000 as of December 31, 2022 were pledged as security for the bank loans at the reporting date.

Amounts recognised in the consolidated income statements for investment properties:

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Rental income	851	—	—

As at 31 December 2022, the fair values of the investment property are based on valuation performed by Dacheng Assessment, an accredited independent valuer. Dacheng Assessment is a specialist in valuing these types of investment properties in China. A valuation model in accordance with that recommended by the International Valuation Standards Committee has been applied.

15          Intangible assets

		Computer	Medical
	Goodwill	software	licenses	Tradenames	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended 31 December 2021
Opening net book amount	141,312	7,692	—	59,425	208,429
Additions	—	251	—	—	251
Disposal	—	(1,350)	—	—	(1,350)
Business combination (Note 29)	14,697	19	—	2,400	17,116
Disposal of subsidiaries (Note 30)	(735)	(146)	—	(10,623)	(11,504)
Amortisation	—	(1,797)	—	(4,173)	(5,970)
Impairment loss (Note)	(122,099)	(3,956)	—	(43,679)	(169,734)
Closing net book amount	33,175	713	—	3,350	37,238
At 31 December 2021
Cost	54,389	12,010	9,585	4,637	80,621
Impairment	(21,214)	(3,954)	—	(719)	(25,887)
Accumulated amortisation	—	(7,343)	(9,585)	(568)	(17,496)
Net book amount	33,175	713	—	3,350	37,238

Year ended 31 December 2022
Opening net book amount	33,175	713	—	3,350	37,238
Additions	—	606	—	—	606
Disposal	—	(3)	—	—	(3)
Business combination (Note 29)	779	—	—	—	779
Disposal of subsidiaries (Note 30)	(955)	—	—	—	(955)
Amortisation	—	(395)	—	—	(395)
Closing net book amount	32,999	921	—	3,350	37,270
At 31 December 2022
Cost	54,213	12,813	9,585	5,039	81,650
Impairment	(21,214)	(3,954)	—	(719)	(25,887)
Accumulated amortisation	—	(7,938)	(9,585)	(970)	(18,493)
Net book amount	32,999	921	—	3,350	37,270

Note:     Goodwill of RMB14,697,000 and RM779,000 arose from acquisitions of subsidiaries in 2021 and 2022 respectively. The subsidiaries are principally engaged in the provision of non-surgical aesthetic treatments and surgical aesthetic treatments in the PRC.

15          Intangible assets (Continued)

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

During the year ended 31 December 2022, the Company has not recognized any impairment to property, plant and equipment and intangible assets.

Management reviews the business performance of each operating entity (also regarded as a CGU). Goodwill is allocated to relevant operating entities.

The recoverable amount of a CGU is determined based on a value-in-use calculation. It is calculated using pre-tax discounted cash flow projections based on financial budgets approved by management covering a five-year period. Cash flow beyond the five-year period is extrapolated using the estimated growth rates as stated below.

	2021	2022
Annual compound revenue growth rate	6.0% ~ 10.0%	6.0% ~ 10.0%
Annual gross profit ratio	57.7% ~ 75.0%	53.8% ~ 65%
Discount rate	16%	5.7%

Management considers that because of their experience and expertise knowledge in the aesthetic medical treatment business in the PRC, a cash flow period of five years is reasonable.

Management determined budgeted gross margin based on past performance and its expectations of the market development. The average annual revenue growth rate used is consistent with the forecasts of the market from a industry study. The discount rate used is pre-tax and reflects specific risks relating to the entity. The cash flows beyond the five year periods are extrapolated using a 5% (2021: 5%) growth rate.

16          Investments accounted for using the equity method

	2021	2022
	RMB’000	RMB’000
At 1 January	8,330	4,904
Acquisition	900	860
Disposal	—	(600)
Impairment	(4,407)	—
Share of loss	81	—
Transfer to assets held-for-sale	—	(4,004)
At 31 December	4,904	1,160

Set out below are the associates of the Group as at 31 December 2021 and 2022 which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The places of establishment are also their principal places of business.

16          Investments accounted for using the equity method (Continued)

Nature of investments in associates as at 31 December 2021 and 2022:

	Place of	% of ownership		Nature of the	Measurement
Name of entity	establishment	2021	2022	relationship	method
Moyan (Shenzhen) Network Technology Co., Ltd.	The PRC	46%	46%	Note 1	Equity
(美約(深圳)網路技術有限公司)
Mendis Aesthetic PTE. Ltd.	Singapore	44.4%	—%	Note 2	Equity
Jinan Pengai Meikang Aesthetic Medical Clinic Co., Ltd.
（濟南鵬愛美康醫療美容診所有限公司）	The PRC	30%	—%	Note 3	Equity
Shenzhen Huayanyuese Health Management Consulting Co., Ltd.
（深圳市花顔悅色健康管理咨詢有限公司）	The PRC	30%	30%	Note 4	Equity
Shenzhen Pengai Lizhi Aesthetic Medical Clinic
（深圳鹏爱荔枝医疗美容诊所）	The PRC	—%	43%	Note 5	Equity

Note 1:  Moyan (Shenzhen) Network Technology Co., Ltd. (“Moyan”) is engaged in internet marketing services.

Note 2:  Mendis Aesthetic PTE. Ltd. (“Mendis”) is engaged in the provision of aesthetic medical services. The Company transformed the investment to assets held-for-sale during the year (Note 20).

Note 3:  Jinan Pengai Meikang Aesthetic Medical Clinic Co., Ltd. (“Jinan Meikang”) is engaged in the provision of aesthetic medical services. The Company’s subsidiary Shenzhen Pengai Hospital Investment Management Co. Ltd. signed a share purchase agreement with Shandong Aiyue Yimei Medical Technology Co., Ltd. (“Aiyue”), where Aiyue purchased 30% shares in Jinan Meikang on 27 September 2022 by receiving cash and equivalent medical consumables of an aggregate amount of RMB495,513 from the Company.

Note 4:  Shenzhen Huayanyuese Health Management Consulting Co., Ltd. is engaged in investment holding and provision of management services.

Note 5:  Shenzhen Pengai Lizhi Aesthetic Medical Clinic (“Lizhi”) is engaged in the provision of aesthetic medical services. The Company’s subsidiary Shenzhen Miaoyan Medical Technology Investment Co., Ltd. ("Miaoyan Technology”) signed an investment cooperation agreement with Shenzhen Zimu Culture Investment Development Co., Ltd., where Miaoyan Technology subscribed 60% shares in Lizhi on 31 December 2021 for a consideration of RMB2 million, after which Miaoyan Technology signed a share purchase agreement with Zihan Chen, where Zihan Chen purchased 17% shares in Lizhi for a consideration of RMB2 million. On January 10, 2023, the Company entered into a share purchase agreement with a non-affiliated third party, under which it transferred 100% shares in Miaoyan Technology to this third party for a consideration of RMB1.9 million. As of the date of this annual report, the transaction has not been closed.

Moyan, Mendis, Jinan Pengai Meikang Aesthetic Medical Clinic Co., Ltd., Shenzhen Huayanyuese Health Management Consulting Co., Ltd. and Shenzhen Pengai Lizhi Aesthetic Medical Clinic are private companies and there are no quoted market prices available for their shares.

Summarised financial information for associates

Set out below are the summarised financial information for investments accounted for using the equity method:

16          Investments accounted for using the equity method (Continued)

Summarised balance sheet

	2021	2022
	RMB’000	RMB’000
Current
Cash and cash equivalents	1,108	33
Other current assets (excluding cash and cash equivalents)	295	4,611
Total current assets	1,403	4,644
Financial liabilities (excluding trade payables)	(14)	—
Other current liabilities (including trade payables)	(425)	(2,654)
Total current liabilities	(439)	(2,654)
Total non-current assets	3,050	300
Net assets	4,014	2,290

Summarised statement of comprehensive income

	2021	2022
	RMB’000	RMB’000
Revenue	1,951	—
Depreciation and amortisation	(69)	—
Interest expense	(22)	—
Loss before income tax	354	—
Income tax expense	—	—
Loss for the year	354	—

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

17          Trade and other receivables, deposits and prepayments

	2021	2022
	RMB’000	RMB’000
Trade receivables	7,772	6,193
Other receivables	1,550	1,460
Deposits	15,204	17,976
Prepayments	31,471	31,030
Advances to employees	41	720
	48,266	51,186
Less: Non-current portion
Prepayments and deposits	(16,574)	(25,299)
Current portion	31,692	25,887

The carrying amounts of trade and other receivables, deposits and prepayments are denominated in RMB and approximate their fair values.

Trade receivables are all aged within 30 days and are neither past due or impaired.

18          Inventories

	2021	2022
	RMB’000	RMB’000
Pharmaceuticals	914	1,304
Medical consumables	29,652	26,549
	30,566	27,853

The cost of inventories recognised as expense and included in cost of inventories and consumables amounted to RMB160,152,000 (2021: RMB174,991,000).

19          Restricted cash and cash and bank balances

	2021	2022
	RMB’000	RMB’000
Restricted cash	—	1,547

	2021	2022
	RMB’000	RMB’000
Cash and cash equivalents
Cash at banks	35,685	12,138
Time deposit	3,000	—
Cash on hand	604	23
Total	39,289	12,161

The analysis of bank and cash balances for the purpose of the consolidated statement of cash flows is as follows:

	2021	2022
	RMB’000	RMB’000
Cash and cash equivalents	39,289	12,161

The carrying amounts of the Group’s restricted bank deposit and cash and cash equivalents are denominated in the following currencies:

	2021	2022
	RMB’000	RMB’000
RMB	31,021	10,857
US dollars	7,125	96
Hong Kong dollars	6	5
Singapore dollars	1,137	2,750
	39,289	13,708

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

20          Assets held-for-sale

The discontinued operation includes an investment in an associate of Mendis Aesthetic PTE. Ltd. (“Mendis”) with a carrying amount of RMB4,004,000.

In March 2022, the Group entered into a sales and purchase agreement to sell 44.4% of equity interest of Mendis. The sale of shares is completed in two equal tranches. The first tranche to sell 22.2% of equity interest was completed in March 2022. The second tranche is not completed up to the date of this report.

The investment was reclassified as assets held-for-sale in March 2022. As at the date of reclassification, the carrying amount equals the fair value of the instrument, which is the consideration of the sales of shares. The Company recorded a loss on fair value of RMB2,920,000 in other gain/(loss), net for the year ended 31 December 2022.

21a          Share capital

	Ordinary shares of USD0.001 each
	Number of	Nominal	Nominal
	shares	value	value
		USD’000	RMB’000
Authorised:
As at 1 January 2020, 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022 and 31 December 2022	1,500,000,000	1,500	10,599
Issued and paid:
As at 1 January 2020, 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022 and 31 December 2022	70,838,671	72	469
Issuance of shares to Hawyu (HK) Limited (Note i)	21,413,276	21	144
Issuance of shares under Performance Incentive Plan (Note ii)	1,927,793	2	13
As at 31 December 2022	94,179,740	95	626

Note i:

In May 2021, we entered into definite share subscription agreement for the issuance of 5,329,410 ordinary shares to Lafang China Co., Ltd. (“Lafang”), a daily consumer products producer in China, at a sale price of US$8.50 for every three ordinary shares (equivalent to US$8.50 per American Depositary Share of the Company), which amounted to US$15.1 million in proceeds. In May 2022, we entered into an amendment to the above share subscription agreement with Lafang. Pursuant to this amendment, we issued 21,413,276 ordinary shares to Hawyu (HK) Limited, a wholly-owned subsidiary of Lafang, at a sale price of RMB4.67 per ordinary share (equivalent to approximately US$2.1 per American Depositary Share based on the exchange rate as of 31 May 2022), which amounted to RMB100 million (US$15 million) in proceeds. The private placement was closed in July 2022. We utilized the money from this private placement to fund our business development and working capital.

Note ii:

On 29 July 2022, the Company issued 1,927,793 new ordinary shares to certain employees, representing an aggregate 2.0% of the total number of outstanding ordinary shares, at nil consideration in accordance with the 2019 Performance Incentive Plan proposed in September 2019. The purpose of this share option plan is to recognize contributions made by key employees on the negotiation and execution of the financing with Lafang China Co., Ltd. and Jiechuang, as well as to provide an incentive to retain a long-term relationship with the Company under the alignment of interests.

21b          Treasury Shares

	Number of
	shares	RMB’000
As at 1 January 2020, 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022 and 31 December 2022	135,002	2,023

21          Share capital (Continued)

Note i:

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

22         Other reserves

				Share‑based
	Capital	Merger	Statutory	compensation	Other
	reserve	reserve	reserve	reserve	reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)
At 1 January 2020	707,510	(10,000)	42,583	115,748	(66,556)	789,285
Translation of foreign operations	—	—	—	—	(731)	(731)
Transfer to statutory reserve	—	—	194	—	—	194
Further acquisition of interests in a subsidiary (Note 31)	—	—	—	—	92	92
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	2,548	2,548
Share-based payment reserve	—	—	—	78,967	—	78,967
Share re-purchase	—	—	—	—	—	—
At 31 December 2020	707,510	(10,000)	42,777	194,715	(64,647)	870,355

At 31 December 2020 and 1 January 2021	707,510	(10,000)	42,777	194,715	(64,647)	870,355
Translation of foreign operations	—	—	—	—	574	574
Further acquisition of interests in a subsidiary (Note 31)	380	—	—	—	(935)	(555)
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	3,575	3,575
Share-based payment reserve	—	—	—	35,462	—	35,462
At 31 December 2021	707,890	(10,000)	42,777	230,177	(61,433)	909,411

At 31 December 2021 and 1 January 2022	707,890	(10,000)	42,777	230,177	(61,433)	909,411
Translation of foreign operations	—	—	—	—	(665)	(665)
Revaluation of investment properties upon transfer from property, plant and equipment	—	—	—	—	5,964	5,964
Deregister of subsidiary	17	—	—	—	—	17
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	(2,613)	(2,613)
Issuance of shares	94,153	—	—	—	(144)	94,009
Transaction costs related to issuance of shares	(5,128)	—	—	—	—	(5,128)
Share-based payment reserve	—	—	—	27,515	—	27,515
At 31 December 2022	796,932	(10,000)	42,777	257,692	(58,891)	1,028,510

Notes

(a)	Capital reserve

The capital reserve mainly represents capital contribution made by an owner and shareholders of the Company.

22          Other reserves (Continued)

(b)         Merger reserve

Merger reserve is mainly attributable to business combinations under common control.

(c)          Statutory reserve

In accordance with the PRC regulations and the articles of association of the companies now comprising the Group, before distributing the net profit of each year, companies registered in the PRC are required to set aside 10% of their statutory net profit for the year after offsetting any prior year’s losses as determined under relevant PRC accounting standards to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company’s share capital, any further appropriation is optional.

(d)          Share-based compensation reserve

As at 1 January 2018, share-based compensation reserve amounting to RMB67,960,000 was attributable to share options which were granted to certain consultants and employees of the Group in previous years and fully lapsed in 2015.

On 1 June 2019, the Group adopted a share-based compensation plan. For the year ended 31 December 2022, share-based compensation expenses amounting to RMB27,515,000 (2021: RMB35,462,000) was charged to share-based compensation reserve (Note 32).

(e)          Other reserve

Other reserve mainly represents the differences of carrying amount of non-controlling interests acquired, consideration paid to non-controlling interests and reduction of reserve as a result of the issuance of exchangeable note liabilities.

23          Deferred income tax

	2021	2022
	RMB’000	RMB’000
The deferred tax assets comprise attributable to:
- Tax losses	43,323	60,002
- Other temporary differences	2,442	1,161
	45,765	61,163
The deferred tax liabilities comprise temporary differences attributable to:
- Medical licenses and tradenames	(285)	—
- Others	—	—
	(285)	—

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheets are, after appropriate offsetting, as follows:

	2021	2022
	RMB’000	RMB’000
Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	45,765	61,163
	45,765	61,163
Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	(285)	—
	(285)	—
Deferred income tax assets – net	45,480	61,163

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same taxation jurisdiction is as follows:

The gross movement on deferred income tax accounts is as follows:

	2021	2022
	RMB’000	RMB’000
At 1 January	17,995	45,480
Disposal of subsidiaries (Note 30)	7,479	(5,292)
Credited to consolidated statement of comprehensive income	20,006	21,375
Translation adjustment	—	(400)
At 31 December	45,480	61,163

23          Deferred income tax (Continued)

Deferred income tax assets

	Tax losses	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2021	27,988	4,658	32,646
Disposal of a subsidiary (Note 30)	(6,144)	(743)	(6,887)
Credited to consolidated statement of comprehensive income	21,479	(1,473)	20,006
At 31 December 2021 and 1 January 2022	43,323	2,442	45,765
Disposal of subsidiaries (Note 30)	(5,292)	—	(5,292)
Credited to consolidated statement of comprehensive income	22,371	(1,281)	21,090
Translation adjustment	(400)	—	(400)
At 31 December 2022	60,002	1,161	61,163

Deferred income tax liabilities

	Medical licenses
	and tradenames	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2021	14,425	226	14,651
Disposal of subsidiaries (Note 30)	(14,140)	(226)	(14,366)
At 31 December 2021 and 1 January 2022	285	—	285
Credited to consolidated statement of comprehensive income	(285)	—	(285)
At 31 December 2022	—	—	—

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has unrecognised tax losses as at 31 December 2022 of RMB103,988,000 (2021: RMB91,221,000) which can be carried forward against future taxable income and their expiry dates are as follows:

	2021	2022
	RMB’000	RMB’000
Tax loss expiring within 5 years	91,221	103,988

24          Borrowings

	2021	2022
	RMB’000	RMB’000
Non‑current
Bank borrowings
- secured	23,470	3,248

Other borrowings
- secured	54,137	25,862
	77,607	29,110
Current
Bank borrowings
- secured	82,680	108,534

Other borrowings
- secured	73,528	64,232
	156,208	172,766
	233,815	201,876

The carrying amounts of borrowings approximate their fair values and are denominated in RMB. The effective interest rates on the borrowings from banks was as 7.8% at 31 December 2022.

Bank borrowings are secured by the following:

(i)	property, plant and equipment and investment properties of the Group (Note 12 and Note 14);
(ii)	personal properties provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 35(d));
(iii)	personal guarantee provided by Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting, Mr Zhou Xichun (Note 35(d)); and
(iv)	corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 35(d)).

Other borrowings are secured by the following:

(i)	property, plant and equipment of the Group (Note 12); and
(ii)	corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 35(d)).

25          Trade and accruals, other payables and provisions

	2021	2022
	RMB’000	RMB’000
Trade payables	31,256	46,752
Accrued employee benefits	26,458	15,004
Accrued operating expenses	5,516	5,772
Accrued professional service fees	9,857	1,749
Deposits received	826	1,147
Duty and tax payable other than corporate income tax	2,172	4,375
Other payables to suppliers of plant and equipment	779	177
Others	27,240	15,514
	104,104	90,490

The carrying amounts of trade and other payables are denominated in RMB. The carrying amounts approximate their fair values due to their short-term maturities.

26          Contract liabilities

	2021	2022
	RMB’000	RMB’000
Advance receipt for treatment packages	236,476	169,725

As at end of 31 December 2022, the contract liabilities are aged within one year from the date when the sales contracts in respect of treatment packages were entered into.

27          Convertible note

Convertible note in 2020

On 17 September 2020, the Company entered into a convertible note purchase agreement, pursuant to which, the Company issued a convertible note to ADV at a principal amount of US$5,000,000 (equivalent to approximately RMB33,474,000) at a maturity date of 17 March 2023. Nevertheless, in July 2022, the Company entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders' Agreement and a Cooperation Agreement (collectively “Financing Agreements”) with ADV and other parties, under which the Company settled with ADV on the above convertible note purchase agreement. According to the Financing Agreements, the aforementioned convertible note held by ADV will no longer accrue interest after July 2022 and ADV undertakes to covert the outstanding principal amount as well as interest into the Company’s ordinary shares at the price of RMB4.203 per ordinary share without cash payment upon the closing of the Financing Agreements before 31 May 2023. The key terms of the convertible note are summarised as follows:

(a)	Conversion feature

Convertible note is convertible into American Depository Receipts (“ADRs”) of the Company, at the option of the holder after 6 months from the issue date to the maturity date, unless the Company has previously elected to redeem the convertible note.

(b)	Redemption feature

The Company has a right to redeem all of the outstanding convertible note after one year from the issue date. The holder has a right to redeem all outstanding convertible note at maturity date at a price equivalent to a 12.5% internal rate of return compounded annually from the issue date to maturity date. The Company can elect to redeem all outstanding convertible note after one year from the issue date at a price equivalent to 15% internal rate of return compounded annually from the issue date to the redemption date.

Before the first anniversary of the issuance of the convertible note, the convertible note is redeemable at the option of the Company and by giving notice in writing to the convertible note holder.

As a part of the financing plan of convertible note, on 17 September 2020, the Company also entered into an exit payment agreement with ADV to compensate ADV for a maximum of US$2,700,000 if certain requirements are not fulfilled. On 20 July 2022, the Company granted a warrant to ADV for a right to purchase the Company’s shares at USD equivalent of RMB4.67 per share as a substitute to the exit payment. The warrant of exit payment is measured at fair value of RMB19,390,000 included in convertible note.

27          Convertible note (Continued)

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

As at 31 December 2022, the directors used the binominal method.

The movement of the convertible note is set out as below:

RMB’000

For the year ended 31 December 2021
At 1 January 2021	34,190
Unrealised exchange difference	(371)
Change in fair value	4,240

At 31 December 2021	38,059

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	4,240

For the year ended 31 December 2022
At 1 January 2022	38,059
Unrealised exchange difference	—
Change in fair value	26,506

At 31 December 2022	64,565

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	26,506

28          Cash generated from operations

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss before income tax	(259,492)	(681,314)	(94,173)
Adjustments for:
Finance income	(1,185)	(113)	(155)
Finance costs	29,189	27,230	21,635
Amortisation of intangible assets (Note 15)	8,130	5,970	395
Depreciation of property, plant and equipment (Note 12)	97,232	93,165	61,091
Depreciation of investment properties (Note 14)	1,043	—	—
Loss on disposal of property, plant and equipment	703	14,349	20,465
Loss on disposal of intangible assets	—	1,350	3
Share of losses/(profits) investments accounted for using the equity method	1,043	(81)	—
Fair value loss of convertible note	1,599	4,240	26,506
Transaction cost related to issuance of convertible note	677	—	—
Reversal of contingent consideration	—	(1,523)	—
Share-based payment	78,967	35,463	27,528
Impairment of non-current assets	32,969	313,959	—
Unrealised exchange difference	515	(373)	—
Loss on disposal of associates	928	—	2,920
Loss on disposal of subsidiaries (Note 30)	1,531	21,558	11,329
Loss on ceased operation of subsidiaries	—	—	—
	(6,151)	(166,120)	77,544
Changes in working capital:
- Inventories	(8,971)	(800)	(294)
- Trade receivables	(7,781)	3,849	1,302
- Other receivables, deposits and prepayments	10,470	34,108	1,718
- Balances with related parties	—	—	—
- Trade payables	15,969	4,543	16,394
- Accruals, other payables and provisions	15,191	(52,018)	(104,435)
- Contract liabilities	(13,145)	228,153	(66,728)
Cash flow from operating activities	5,582	51,715	(74,499)

This section sets out an analysis of net debt and the movements in net debt for the years:

	Liabilities from financing activities
			Lease	Lease
	Borrowing	Borrowing	liabilities	liabilities
	due within	due after	due within	due after
	1 year	1 year	1 year	1 year	Total
Net debt	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2021	(135,814)	(75,931)	(35,868)	(178,983)	(426,596)
Cash flows	(20,394)	(1,676)	7,590	73,229	58,749
As at 31 December 2021	(156,208)	(77,607)	(28,278)	(105,754)	(367,847)
As at 1 January 2022	(156,208)	(77,607)	(28,278)	(105,754)	(367,847)
Cash flows	(16,558)	48,497	926	6,450	39,315
As at 31 December 2022	(172,766)	(29,110)	(27,352)	(99,304)	(328,532)

29          Business combination

(a)	Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd.

On 14 October 2021, the Group acquired 73% of the share capital of Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd. (“Guangzhou Pengai Xiuqi”), an aesthetic medical treatment provider operating in the PRC at the cash consideration for RMB7,300,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Guangzhou. The goodwill of RMB6,300,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Other receivables	100
Inventories	400
Property, plant and equipment	500
Net identifiable assets acquired	1,000
Add: goodwill (Note 15)	6,300
Net assets acquired	7,300

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash consideration	(7,300)
Cash and cash equivalents	—
Net outflow of cash and cash equivalents included in cash flows from investing activities	(7,300)

Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2021.

For the year ended 31 December 2021, the revenue included in the consolidated statement of comprehensive income since 14 October 2021 contributed by Guang zhou Pengai Xiuqi was approximately RMB3,797,000. Guangzhou Pengai Xiuqi also contributed a loss of approximately RMB333,000 over the same period.

The following table sets out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2021:

2021
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	3,797
Loss after tax	(333)

29          Business combination (Continued)

(b)	Beijing AomeiYixin Investment Consultant Co., Ltd. (“Beijing Aomei”)

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

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000
Cash and cash equivalents	27
Intangible assets	2,419
Trade receivables and other receivables	1,113
Inventories	57
Property, plant and equipment	2,743
Trade payables and other payables	(122)
Lease liabilities	(2,362)
Deferred income tax liabilities	(600)
Current income tax liabilities	(9)
Non-controlling interest	(163)
Net identifiable assets acquired	3,103
Add: goodwill (Note 15)	8,397
Net assets acquired	11,500

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000
Cash consideration	—
Cash and cash equivalents	27
Net outflow of cash and cash equivalents included in cash flows from investing activities	27

Acquisition-related costs have been charged to general and administrative expenses in the consolidated statement of comprehensive income for the year ended 31 December 2021.

For the year ended 31 December 2021, the revenue included in the consolidated statement of comprehensive income since 1 January 2021 contributed by Beijing Aomei was approximately RMB4,877,000. Beijing Aomei also contributed a loss of approximately RMB7,566,000 over the same period.

(c)	Shenzhen Miaoyan Aesthetic Medical Clinic

On 30 May 2022, the Group acquired 100% of the share capital of Shenzhen Miaoyan Aesthetic Medical Clinic, an aesthetic medical treatment provider operating in the PRC at the cash consideration for RMB 1,000,000 and obtained control.

As a result of the acquisition, the Group is expected to increase its presence in Shenzhen. The goodwill of RMB778,698 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

29          Business combination (Continued)

(c)	Shenzhen Miaoyan Medical Beauty Clinic (Continued)

The assets and liabilities recognised as a result of the acquisition are as follows:

RMB’000

Property, plant and equipment	2,832
Prepayments	430
Inventories	348
Trade and other receivables	109
Cash and cash equivalents	119
Trade payables and other payables	(3,617)
Net identifiable assets acquired	221
Add: goodwill (Note 15)	779
Net assets acquired	1,000

An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash consideration	(1,000)
Other payables	300
Cash and cash equivalents	119
Net outflow of cash and cash equivalents included in cash flows from investing activities	(581)

Acquisition-related costs have been charged to general and administrative expenses in the consolidated statement of comprehensive income for the year ended 31 December 2022.

For the year ended 31 December 2022, the revenue included in consolidated statement of the comprehensive income since 30 May 2022 contributed by Shenzhen Miaoyan Aesthetic Medical Clinic was approximately RMB1,113,000. Shenzhen Miaoyan Aesthetic Medical Clinic also contributed loss of approximately RMB1,223,000 over the same period, and de-registrated on 13 December 2022.

The following table sets out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2022:

2022
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	1,113
Loss after tax	(1,223)

30          Disposals of subsidiaries

(a)

The Company entered into an Equity Transfer Agreement with an independent third-party regarding the sales of certain subsidiaries including Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Chengdu Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Yuexin Aesthetic Medical Hospital, Shenzhen Pengai Yueji Aesthetic Medical Hospital, Xi’an New Pengai Yueji Aesthetic Medical Clinic Co., Ltd., Jiangsu Liangyan Hospital Management Co., Ltd., Yunnan Liangyan Aesthetic Medical Clinic Co., Ltd., Kunming Liangyan Aesthetic Medical Clinic Co., Ltd. and Kunming Liangyan Hospital Management Co., Ltd. Details of the net assets of these subsidiaries disposed of and their financial impacts are summarised as follows:

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
(12,084)

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of these subsidiaries is as follows:

2021
RMB’000

Cash received	—
Cash and cash equivalents disposed of	(1,329)
Net cash inflow in respect of disposal	(1,329)

30        Disposals of subsidiaries (Continued)

(b)	Nanchang Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd.

In October 2022, the Group disposed of its entire equity interest in Nanchang Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd. to a third party. Details of the net assets of Nanchang Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	3,480
Deferred tax assets	1,449
Prepayments	306
Inventories	1,165
Trade and other receivables	298
Cash and cash equivalents	—
Trade payables and other payables	(5,005)
Lease liabilities	(7,496)
Non-controlling interests	6,589
Net assets of subsidiary	786
Gain on disposal of subsidiary	2,214
Cash consideration	3,000

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Nanchang Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd. is as follows:

2022
RMB’000
Cash received	3,000
Net cash inflow in respect of disposal of Nanchang Peng'ai Xiuqi Aesthetic Medical Hospital Co., Ltd.	3,000

30        Disposals of subsidiaries (Continued)

(c)	Changsha Peng’ai Aesthetic Medical Hospital Co., Ltd.

In October 2022, the Group disposed of its entire equity interest in Changsha Peng’ai Aesthetic Medical Hospital Co., Ltd. to a third party. Details of the net assets of Changsha Peng’ai Aesthetic Medical Hospital Co., Ltd. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	15,425
Goodwill	176
Deferred tax assets	3,435
Prepayments	159
Inventories	1,843
Trade and other receivables	1,844
Cash and cash equivalents	52
Trade payables and other payables	(7,461)
Contract liabilities	(51)
Income tax liabilities	(506)
Lease liabilities	(8,304)
Non-controlling interest	11,551
Net assets of subsidiary	18,163
Loss on disposal of subsidiary	(13,543)
Cash consideration	4,620

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Changsha Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd. is as follows:

2022
RMB’000
Cash received	4,620
Cash and cash equivalents disposed of	(52)
Net cash inflow in respect of disposal of Changsha Peng'ai Xiuqi Aesthetic Medical Hospital Co., Ltd.	4,568

31          Transactions with non-controlling interests

During the year ended 31 December  2020, 2021 and 2022, the Group completed the following transactions with non-controlling interests and the impact is as below:

		Debit to	Total net
	(Debit)/credit	non-controlling	(debit)/credit to
	to other reserve	interests	Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2020
Acquisition of additional interests in a subsidiary:
- Shanghai Pengai (Note a)	92	(217)	(125)
Disposal of interests in a subsidiary without loss of control:
- Shanghai Jiahong (Note b)	(65)	65	—
- Guangzhou Pengai (Note c)	2,613	147	2,760
	2,640	(5)	2,635

31          Transactions with non-controlling interests (Continued)

		Debit to	Total net
	(Debit)/credit	non-controlling	(debit)/credit to
	to other reserve	interests	Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2021
Acquisition of additional interests in a subsidiary:
- Huizhou Pengai (Note d)	(220)	(140)	(360)
- Changsha Pengai (Note e)	(715)	400	(315)

Disposal of interests in a subsidiary without loss of control:
- Changsha Pengai (Note f)	3,575	(2,000)	1,575
	2,640	(1,740)	900

		Debit to	Total net
	(Debit)/credit	non-controlling	(debit)/credit to
	to other reserve	interests	Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2022
Acquisition of additional interests in a subsidiary:
- Shenzhen Pengai Xiuqi(Note g)	(224)	(526)	(750)
- Guangzhou Pengai (Note h)	2,054	(4,814)	(2,760)
- Guangzhou Pengai Xiuqi (Note i)	86	(86)	—
- Yantai Pengai (Note j)	288	(588)	(300)
	2,204	(6,014)	(3,810)

(a)	Acquisition of interest in Shanghai Pengai

2020
RMB’000
Carrying amount of non-controlling interests acquired	(92)
Consideration paid to non-controlling interests	(125)
Excess of consideration paid to non-controlling interest recognised within equity	(217)

On 25 March 2020, the Group purchased an additional 5% equity interest of Shanghai Pengai at consideration of RMB125,000 which resulted in an increase in the Group’s equity interest in Shanghai Pengai from 80% to 85%.

(b)	Disposal of interest in Shanghai Jiahong without loss of control

2020
RMB’000
Carrying amount of non-controlling interests disposed of	(65)
Less: consideration received from non-controlling interest	—
Gain on disposal within equity	(65)

On 9 December 2020, the Group disposed a 12% equity interest in Shanghai Jiahong at a total consideration of RMB864,000 which resulted in a decrease in the Group’s equity interest in Shanghai Jiahong from 80% to 68%.

31          Transactions with non-controlling interests (Continued)

(c)	Disposal of interest in Guangzhou Pengai without loss of control

2020
RMB’000
Carrying amount of non-controlling interests disposed of	(147)
Less: consideration received from non-controlling interest	2,760
Gain on disposal within equity	2,613

On 7 December 2020, the Group disposed a 20% equity interest in Guangzhou Pengai at a total consideration of RMB2,760,000 which resulted in a decrease in the Group’s equity interest in Guangzhou Pengai from 96% to 76%.

(d)	Acquisition of interest in Huizhou Pengai

2021
RMB’000
Carrying amount of non-controlling interests acquired	140
Consideration paid to non-controlling interests	(360)
Excess of consideration paid to non-controlling interest recognised within equity	(220)

On 13 September 2021, the Group purchased an additional 2% equity interest of Huizhou Pengai at consideration of RMB360,000 which resulted in an increase in the Group’s equity interest in Huizhou Pengai from 65.5% to 67.5%.

(e)	Acquisition of interest in Changsha Pengai

2021
RMB’000
Carrying amount of non-controlling interests acquired	(400)
Consideration paid to non-controlling interests	(315)
Excess of consideration paid to non-controlling interest recognised within equity	(715)

On 24 September 2021, the Group purchased an additional 3% equity interest of Changsha Pengai at consideration of RMB315,000, which resulted in an increase in the Group’s equity interest in Changsha Pengai of 3%.

(f)	Disposal of interest in Changsha Pengai without loss of control

2021
RMB’000
Carrying amount of non-controlling interests disposed of	2,000
Less: consideration received from non-controlling interest	1,575
Gain on disposal within equity	3,575

On 24 September 2021, the Group disposed a 15% equity interest in Changsha Pengai at a total consideration of RMB1,575,000 which resulted in a decrease in the Group’s equity interest in Changsha Pengai of 15%.

31          Transactions with non-controlling interests (Continued)

(g)	Acquisition of interest in Shenzhen Pengai Xiuqi

2022
RMB’000
Carrying amount of non-controlling interests acquired	224
Consideration paid to non-controlling interests	(750)
Excess of consideration paid to non-controlling interest recognised within equity	(526)

On 30 May 2022, the Group purchased an additional 5% equity interest of Shenzhen Pengai Xiuqi at consideration of RMB750,000, which resulted in an increase in the Group’s equity interest in Shenzhen Pengai Xiuqi of 5%.

(h)	Acquisition of interest in Guangzhou Pengai

2022
RMB’000
Carrying amount of non-controlling interests acquired	(2,054)
Consideration paid to non-controlling interests	(2,760)
Excess of consideration paid to non-controlling interest recognised within equity	(4,814)

On 15 June 2022, the Group purchased an additional 20% equity interest of Guangzhou Pengai at consideration of RMB2,760,000, which resulted in an increase in the Group’s equity interest in Guangzhou Pengai of 20%.

(i)	Acquisition of interest in Guangzhou Pengai Xiuqi

2022
RMB’000
Carrying amount of non-controlling interests acquired	(86)
Consideration paid to non-controlling interests	—
Excess of consideration paid to non-controlling interest recognised within equity	(86)

On 20 June 2022, the Group’s a equity interest in Guangzhou Peng Ai Xiuqi changed from 55% to 70%, because of the increase in the Group’s equity interest in Guangzhou Pengai of 20%.

(j)	Acquisition of interest in Yantai Pengai

2022
RMB’000

Carrying amount of non-controlling interests acquired	(288)
Consideration paid to non-controlling interests	(300)
Excess of consideration paid to non-controlling interest recognised within equity	(588)

On 12 July 2022, the Group purchased an additional 1% equity interest of Yantai Pengai at consideration of RMB2,760,000, which resulted in an increase in the Group’s equity interest in Yantai Pengai of 1%.

32          Share based compensation

The Group has adopted a share-based compensation plan, namely the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, (the “Share Incentive Plan”) and Performance Incentive Plan (the “Performance Incentive Plan”). The Share Incentive Plan was approved by the board of directors of the Company on 1 June 2019. According to the Share Incentive Plan, 5,940,452  ordinary shares were held as treasury shares of the Company as of 31 December 2019. These ordinary shares have been reserved to be issued to any qualified employees, directors and consultant as determined by the board of directors of the Company. The options will be exercisable only if option holders continue their employment before exercising the options. The maximum term of any issued stock option is ten years from the grant date.

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

The option holder may elect at any time to exercise any part or all of the vested options before the expiry date.

Movements in the number of options for the year ended 31 December 2021 and 2022 are as follows:

		Weighted-	Weighted-
	Number of	average	average grant
	options	exercise price	date fair value
		RMB	RMB
Outstanding as of 1 January 2021	2,493,404	0.007	28.01
Vested during the year (note)	(1,222,959)
Outstanding as of 31 December 2021	1,270,445	0.007	28.01
Vested during the year (note)	(1,270,445)
Outstanding as of 31 December 2022	—	0.007	28.01

Note: The Group vested the options to certain option holders in advance.

The fair value of share options were valued at grant date using Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Risk free interest rate	2.2%
Expected dividend yield	0
Expected volatility	57.87%
Exercise multiples	2.2
Contractual life	10

Share options outstanding as of 31 December 2022 have the following expiry date and exercise prices:

Share options as of
Grant date	Expiry date	Exercise price	31 December 2022

1 June 2019	31 May 2029	US$0.001	—
Weighted average remaining contractual life of options outstanding at end of period:			Not applicable

Performance Incentive Plan was approved by the board of directors in September 2019. On July 29, 2022, the Company issued 1,927,793 new ordinary shares to certain employees, representing an aggregate 2.0% of the total number of outstanding ordinary shares, at nil consideration in accordance with the Performance Incentive Plan.

The share-based compensation expenses of approximately RMB27,528,000 (2021:RMB35,463,000) has been charged to the consolidated statements of comprehensive income in the current year.

33          Summarised financial information of subsidiaries with material non-controlling interests

Set out below is the summarised financial information for each subsidiary that has non-controlling interests that are material to the Group.

As at 31 December 2020, 2021 and 2022, the non-controlling interests attributable to these entities accounted for 84%, 21% and 40% of the total non-controlling interests for the respective year end.

Summarised balance sheets

	Huizhou Pengai			Shanghai Pengai
	2020	2021	2022	2020	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	17,386	17,024	23,004	13,641	13,772	14,761
- Liabilities	(3,655)	(15,541)	(17,145)	(15,626)	(46,764)	(50,260)
Total current net assets/(liabilities)	13,731	1,483	5,859	(1,985)	(32,992)	(35,499)
Non‑current
- Assets	2,046	3,868	5,466	36,302	40,871	41,102
- Liabilities	—	(733)	(3,495)	(31,607)	(29,040)	(29,174)
Total non‑current net assets	2,046	3,135	1,971	4,695	11,831	11,928
Net assets/(liabilities)	15,777	4,618	7,830	2,710	(21,161)	(23,571)

	Xiuqi Pengai			Haikou Pengai
	2020	2021	2022	2020	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	9,140	10,252	8,773	3,033	4,546	4,510
- Liabilities	(11,464)	(33,393)	(32,844)	(14,405)	(23,484)	(22,396)
Total current net liabilities	(2,324)	(23,141)	(24,071)	(11,372)	(18,938)	(17,886)
Non‑current
- Assets	22,437	26,429	30,261	22,783	18,964	15,295
- Liabilities	—	—	—	(6,144)	(5,808)	(5,450)
Total non‑current net assets	22,437	26,429	30,261	16,639	13,156	9,845
Net assets/(liabilities)	20,113	3,288	6,190	5,267	(5,782)	(8,041)

33          Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Yantai Pengai
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Current
- Assets	14,806	3,753	2,909
- Liabilities	(24,410)	(31,845)	(25,394)
Total current net liabilities	(9,604)	(28,092)	(22,485)
Non-current
- Assets	35,387	33,234	28,832
- Liabilities	(17,748)	(17,086)	(16,778)
Total non-current net assets	17,639	16,148	12,054
Net assets/(liabilities)	8,035	(11,944)	(10,431)

Summarised statements of comprehensive income

	Huizhou Pengai			Shanghai Pengai
	2020	2021	2022	2020	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	26,852	21,561	32,679	29,839	21,674	41,585
Profit/(loss) before income tax	2,743	(8,222)	4,261	(3,884)	(25,217)	(3,213)
Income tax (expense)/credit	(685)	297	1,049	157	1,347	(803)
Profit/(loss) and total comprehensive income/(loss) for the year	2,058	(7,925)	3,212	(3,727)	(23,870)	(2,410)
Total comprehensive income/(loss) allocated to non‑controlling interests	710	(2,734)	1,044	(746)	(4,737)	(482)
Dividend paid to non‑controlling interests	750	1,116	—	—	—	—

	Xiuqi Pengai			Haikou Pengai
	2020	2021	2022	2020	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	28,530	28,251	37,106	20,184	24,134	30,474
(Loss)/Profit before income tax	(1,135)	(19,411)	3,871	(1,696)	(10,966)	(2,946)
Income tax (expense)/credit	(139)	2,586	968	192	(84)	(688)
(Loss)/Profit and total comprehensive (loss)/income for the year	(1,274)	(16,825)	2,903	(1,504)	(11,050)	(2,258)
Total comprehensive (loss)/income allocated to non‑controlling interests	(140)	(1,851)	174	(196)	(1,436)	(294)
Dividend paid to non‑controlling interests	—	—	—	186	—	—

33          Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income (Continued)

	Yantai Pengai
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Revenue	25,958	15,295	36,763
Profit/(loss) before income tax	(2,465)	(21,773)	2,018
Income tax (expense)/credit	307	1,795	505
Profit/(loss) and total comprehensive income/(loss) for the year	(2,158)	(19,978)	1,513
Total comprehensive income/(loss) allocated to non-controlling interests	(237)	(2,198)	166
Dividend paid to non-controlling interests	—	—	—

Summarised statements of cash flows

	Huizhou Pengai			Shanghai Pengai
	2020	2021	2022	2020	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	3,192	1,217	(1,905)	(2,240)	2,587	(11,224)
Income tax paid	(1,070)	(211)	(136)	(444)	(27)	—
Net cash generated from/(used in) operating activities	2,122	1,006	(2,041)	(2,684)	2,560	(11,224)
Net cash used in investing activities	(78)	(589)	(68)	(5,407)	(2,437)	(20)
Net cash used in financing activities	(2,175)	(18)	2,520	(2,082)	—	10,783
Net (decrease)/increase in cash and cash equivalents	(131)	399	411	(10,173)	123	(461)
Cash and cash equivalents at beginning of the year	427	296	695	10,634	461	584
Cash and cash equivalents at end of the year	296	695	1,106	461	584	123

	Xiuqi Pengai			Haikou Pengai
	2020	2021	2022	2020	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	7,208	(1,419)	(81)	2,462	2,162	779
Income tax paid	—	—	—	(14)	(8)	(50)
Net cash generated from/(used in) operating activities	7,208	(1,419)	(81)	2,448	2,154	729
Net cash used in investing activities	(4,305)	(767)	(13)	(1,673)	(1,300)	(594)
Net cash (used in)/generated from financing activities	(3,081)	2,880	(505)	(629)	(100)	(586)
Net (decrease)/increase in cash and cash equivalents	(178)	694	(599)	146	754	(451)
Cash and cash equivalents at beginning of the year	187	9	703	76	222	976
Cash and cash equivalents at end of the year	9	703	104	222	976	525

33          Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Yantai Pengai Jiayan
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	2,544	47	58
Income tax paid	—	—	—
Net cash generated from operating activities	2,544	47	58
Net cash used in investing activities	(1,848)	—	(115)
Net cash used in financing activities	(1,646)	—	(163)
Net increase/ (decrease) in cash and cash equivalents	(950)	47	(220)
Cash and cash equivalents at beginning of the year	1,464	514	561
Cash and cash equivalents at end of the year	514	561	341

34          Commitments

(a)	Capital commitments

	2021	2022
	RMB’000	RMB’000
Contracted but not provided for
- Property, plant and equipment	—	—
- Investments	—	—
	—	—

(b)	Operating lease commitments

The Group leases premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and a majority of lease agreements are renewable at the end of the lease period at market rate.

From 1 January 2021, the Group has recognised right-of-use assets for these leases, except for short-term as stated in note 2.25 and note 13.

The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2021	2022
	RMB’000	RMB’000
Not later than 1 year	10	20

(c)	Contingencies

Certain subsidiaries of the Company have been named as defendants in two litigations in the PRC. The maximum amount of the damages claimed by the plaintiffs amounted to an aggregate of approximately RMB18,200,000 (2021: RMB1,944,655). No restricted cash was reserved as at December 31, 2022.

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

(a)	Transactions with related parties

	2021	2022
	RMB’000	RMB’000
Depreciation, interest expense and building rental
- A related company	2,040	1,890
Medical Equipment rental and transactions
-A related company	3,218	5,942

(b)	Balances with related parties

	2021	2022
	RMB’000	RMB’000
Current (Note i)
Amounts due from related parties
Amounts due from related companies	—	2,217
Amounts due from non‑controlling interests	4,391	656
	4,391	2,873
Amounts due to related parties
Amounts due to related companies	473	—
Amounts due to non‑controlling interests	—	—
	473	—

Note i:   Balances due from/to related parties are unsecured, interest free, repayable on demand and are denominated in RMB. Their carrying values approximate to their fair values.

(c)	Key management compensation

Key management includes directors and senior managements. The compensation paid or payable to key management for employee services is shown below:

	2021	2022
	RMB’000	RMB’000
Basic salaries and bonus	17,740	15,609
Share based compensation	24,547	27,528
Pension costs - defined contribution plans	376	319
	42,663	43,456

35          Related party transactions (Continued)

(d)	Personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao, Zhou Xichun and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	2021	2022
	RMB’000	RMB’000
Bank borrowings of the Group secured by personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting and corporate guarantee from a related company	94,270	78,977
Bank borrowings of the Group secured by personal properties from Dr. Zhou Pengwu and Ms. Ding Wenting	9,000	32,805

36          Particulars of the subsidiaries

The following is a list of the principal subsidiaries at 31 December 2021 and 2022:

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2021	2022
Directly hold:
Dragon Jade Holdings Limited	British Virgin Islands (The “BVI”)	Registered capital of 1 share without par value	Investment holding and provision of management services	100%	100%
(龍翠控股有限公司)
Stargaze Wealth Limited	BVI	Registered capital of 50,000 shares without par value	Investment holding and provision of management services	100%	100%
(遙望星空有限公司)
Indirectly hold:
Peng Oi Investment (Hong Kong) Holdings Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%
(鵬愛投資(香港)集團有限公司)
Peng Yida Business Consulting (Shenzhen) Co., Ltd.	The PRC	Registered capital of Hong Kong dollar 500,000,000	Investment holding and provision of management services	100%	100%
(鵬意達商務諮詢(深圳)有限公司)
Shenzhen Pengai Hospital Investment Management Co., Ltd.	The PRC	Registered capital of RMB115,000,000	Investment holding and provision of management services	100%	100%
(深圳鵬愛醫院投資管理有限公司)
Aesthetic Medical International Holdings (Singapore) Pte. Ltd.	Singapore	Singapore dollars 10	Investment holding and provision of management services	100%	100%
(中國醫美控股(新加坡)有限公司)
Shenzhen Pengcheng General Hospital Co., Ltd.	The PRC	Registered capital of RMB36,000,000	Provision of aesthetic medical services and general healthcare services	100%	100%
(深圳鵬程醫院有限公司)
Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB130,000,000	Provision of aesthetic medical services	100%	100%
(深圳鵬愛醫療美容醫院有限公司)
Shenzhen Pengai Beauty Promise Cosmetic Co., Ltd.	The PRC	Registered capital of RMB100,000	Sales of cosmetic products	100%	100%
(深圳市鵬愛美麗約定美容有限公司)
Haikou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	87%	87%
(海口鵬愛醫療美容醫院有限公司)
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	67.5%	67.5%
(惠州鵬愛醫療美容醫院有限公司)
Jinan Pengai Cosmetic Surgery Hospital Co., Ltd.	The PRC	Registered capital of RMB5,210,000	Provision of aesthetic medical services	95%	95%
(濟南鵬愛美容整形醫院有限公司)
Shanghai Pengai Medical Technology Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of medical aesthetic technical consulting and management services	100%	100%
(上海鵬愛醫療科技有限公司)

Shanghai Qiyue Medical Techonology Co., Ltd.	The PRC	Registered capital of RMB20,000,000	Provision of medical aesthetic technical consulting and management services	51%	51%
(上海祺嶽醫療科技有限公司)

Shengli Aesthetic Technology Investment,Hong Kong Company Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%

Aih Investment Management Corp.	U.S.A	Registered capital of 1,000,000 shares with a par of USD 0.01 per share	Investment holding and provision of management services	100%	100%

36          Particulars of the subsidiaries (Continued)

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2021	2022
Indirectly hold (Continued):
Shenzhen Pengai Culture Broadcast Co., Ltd.	The PRC	Registered capital of RMB1,000,000	Provision of cultural, artistic activities, corporate image, exhibition planning and advertising service	100%	100%
(深圳鵬愛文化傳播有限公司)
Changsha Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of aesthetic medical services	77%	—
(長沙鵬愛醫療美容醫院有限公司)
Shanghai Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	80%	80%
(上海鵬愛醫療美容門診部有限公司)
Newa Medical Aesthetics Limited	Hong Kong	1,000,000 ordinary shares	Provision of aesthetic medical services	100%	100%
Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB18,800,000	Provision of aesthetic medical services	76%	96%
(廣州鵬愛醫療美容門診部有限公司)
Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co. Ltd.	The PRC	Registered capital of RMB12,000,000	Provision of aesthetic medical services	89%	89%
(廣州鵬愛醫療美容醫院有限公司)

Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (杭州鹏爱医疗美容门诊部有限公司)	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	100%	100%

Shanghai Jiahong (formerly known as Shanghai Mingyue Yueji) Aesthetic Medical Clinic Co., Ltd. (上海嘉泓医疗美容门诊部有限公司)	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	64%	64%

Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd. (廣州鵬愛秀琪醫療美容門診部有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of aesthetic medical services	55.5%	70.1%

Beijing AomeiYixin Investment ConsultantCo., Ltd. (北京澳美醫信投資顧問有限公司)	The PRC	Registered capital of RMB500,000	Investment holding and provision of management services	95%	95%

Beijing Haiyue Xingguang Aesthetic Medical Clinic (北京海悅星光醫療美容診所)	The PRC	—	Provision of aesthetic medical services	95%	95%

Yantai Pengai Cosmetic Surgery Hospital Co., Ltd. (煙台鵬愛美容整形醫院有限公司)	The PRC	Registered capital of RMB10,000,000	Provision of aesthetic medical services	89%	89%

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

As of December 31, 2021 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

37           Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

	2021	2022
	RMB’000	RMB’000
ASSETS
Non‑current assets
Investments in subsidiaries and due from subsidiaries	—	—
Current assets
Other receivables, deposits and prepayments	—	—
Cash and cash equivalents	5,250	84
	5,250	84
Total assets	5,250	84
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital and treasury shares	(1,554)	(1,397)
Other reserves	(42,434)	(72,728)
Total equity	(43,988)	(74,125)
LIABILITIES
Non‑current liabilities
Convertible note	38,059	—
	38,059	64,565
Current liabilities
Accruals, other payables and provisions	11,179	9,644
Convertible note	—	64,565
	11,179	74,209
Total liabilities	49,238	74,209
Total equity and liabilities	5,250	84

37           Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income of the parent company

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss from subsidiaries	(140,096)	(469,724)	(30,294)
Selling expenses	(1,228)	(511)	—
General and administrative expenses	(103,982)	(47,188)	(34,575)
Finance income	—	—	5,269
Finance costs	—	(338)	—
Other loss, net	—	(6,968)	(7)
Fair value loss of convertible note	(1,599)	(4,240)	(26,506)
Loss before income tax	(246,905)	(528,969)	(86,113)
Income tax expense	—	—	—
Loss for the year	(246,905)	(528,969)	(86,113)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(731)	574	(665)
Total other comprehensive income/(loss) for the year, net of tax	(731)	574	(665)
Total comprehensive loss for the year	(247,636)	(528,395)	(86,778)

Condensed statements of cash flows of the parent company

	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(76,639)	(6,250)	(88,987)
Net cash used in investing activities	(8,372)	—	—
Net cash generated from financing activities	30,953	—	94,153
Net increase/(decrease) in cash and cash equivalents	(54,058)	(6,250)	(5,166)
Cash and cash equivalents at beginning of the year	65,558	11,500	5,250
Cash and cash equivalents at end of the year	11,500	5,250	84

38           Subsequent events

On January 10, 2023, the Company entered into a share purchase agreement with a non-affiliated third party, under which it transferred 100% of the equity of its wholly-owned subsidiary, Shenzhen Miaoyan Medical Technology Investment Co., Ltd. to this third party for a consideration of RMB1.9 million. As of the date of this annual report, the transaction has not been closed.

In February 2023, the Subscription Agreement between the Company and Jiechuang was closed through the issuance and allotment of 36,402,570 ordinary shares for a consideration of RMB170 million to MY Universe (HK) Limited as designated by Jiechuang. The Company utilized the money from this private placement to fund its business development and working capital.

Concurrently with the Subscription Agreement with Jiechuang, the Company entered into a Share Purchase Agreement with Dr. Pengwu Zhou and Ms. Wenting Ding (the “Founders”), certain of our existing shareholders controlled by the Founders, and Wanda. Pursuant to the Share Purchase Agreement, Seefar Global Holdings Limited, Jubilee Set Investments Limited, and Pengai Hospital Management Corporation (collectively referred as to the “Sellers”) agreed to sell and Wanda as the buyer agreed to purchase, an aggregate of 21,321,962 of its ordinary shares (the “Sale Share”) for the total consideration in USD that is equivalent of RMB100 million, representing a price of RMB4.67 per Sale Share. The Share Purchase Agreement has not yet been closed at the date of this annual report.