Form 20-F/A
period 2022-12-31
Aesthetic Medical International Holdings Group Ltd
filed 2023-09-22
CIK 1757143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-39088

Aesthetic Medical International Holdings Group Limited

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

(Address of principal executive offices)

Wu Guanhua, Chief Financial Officer

E-mail: toby@pengai.com.cn

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

Telephone: +86 (755) 2665 0533

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing three ordinary shares Ordinary shares, par value US$0.001 per share*	AIH	NASDAQ Stock Market LLC

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

As of December 31, 2022, the issuer had 94,044,740 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☐

Auditor name: Union Power HK CPA Limited	Location: Hong Kong, China	Auditor Firm ID: 3004

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 21, 2023 (the “Original Form 20-F”) of Aesthetic Medical International Holdings Group Limited (the “Company”, “we”, “us”, “our” or “our company”). This Form 20-F/A is being filed to add the following paragraphs as “ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS”:

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a).          Please see the Supplemental Submission Pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 15.3 to this Form 20-F/A.

(b).          On June 14, 2022, we were conclusively identified by the SEC as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued an audit report for our fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year.

As of the date of the Original Form 20-F:

(i)	MY Universe (HK) Limited (“MYU”) held 36,402,570 ordinary shares of our company, representing 27.9% of the total number of ordinary shares issued and outstanding as of the same date. MYU is a company incorporated in Hong Kong, which is wholly owned by Hainan Oriental Jiechuang Investment Partnership (“Jiechuang”). Jiechuang is a limited partnership incorporated in Hainan Province, China, which has two general partners, namely, Shenzhen Lafang Investment Management Co., Ltd. (“LaFang Investment”) and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd. (“SVC”). SVC owned 11.72% of equity interest in Jiechuang. The majority of the equity interest of SVC is collectively and beneficially owned by several government-owned entities of the PRC. Other than the ordinary shares of our company owned by MYU, none of the shares of our company or our consolidated foreign operating entities (as set out in Exhibit 15.4 filed herein) is owned by governmental entities in the Cayman Islands, the British Virgin Islands, Singapore, the United States, Hong Kong, or mainland China.

(ii)	none of the governmental entities in Hong Kong or mainland China have a controlling financial interest in us or any of our consolidated foreign operating entities;

(iii)	none of the members of our board of directors or the board of directors of our consolidated foreign operating entities is an official of the Chinese Communist Party; and

(iv)	the currently effective memorandum and articles of association of our company or equivalent organizing documents of our consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
12.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.3	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F.

15.4	List of consolidated foreign operating entities of the registrant.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aesthetic Medical International Holdings Group Limited

By:	/s/ Zhang Chen
Name:	Zhang Chen
Title:	Chairman

Dated:	September 22, 2023