Form 20-F
period 2023-12-31
Aesthetic Medical International Holdings Group Ltd
filed 2024-04-25
CIK 1757143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 143,363,884 ordinary shares issued and outstanding.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” are to our American depositary shares, each of which represents three of our ordinary shares;
●	“ADV” are to Peak Asia Investment Holdings V Limited and/or its affiliates as the case may be;
●	“AIH” are to Aesthetic Medical International Holdings Group Limited, a Cayman Islands exempted company; and we” “us” “our company” “the Company” “the Group” and “our” are to Aesthetic Medical International Holdings Group Limited and its subsidiaries, and in the context of describing our consolidated financial information;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan, unless when refer to specific laws and regulations adopted by Mainland China; and “Mainland China” are to the People’s Republic of China excluding Hong Kong, Macau and Taiwan;
●	“Contractual Arrangements” are to a series of contractual arrangements entered into by us with Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd., the Relevant Subsidiaries, Ms. Ma Xiuhua and Ms. Ding Wenting from 2018 to 2023 with respect to the Target Equity Interests, as detailed in “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests”;
●	“Hawyu” are to Hawyu (HK) Limited and/or its affiliates as the case may be;
●	“Jiechuang” are to Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) and/or its affiliates as the case may be;
●	“Lafang” are to Lafang China Co., Ltd. and/or its affiliates as the case may be;
●	“MY Universe” are to MY Universe (HK) Limited and/or its affiliates as the case may be;
●	“Wanda” are to Australia Wanda International Company Limited and/or its affiliates as the case may be;
●	“Relevant Subsidiaries” are to, collectively, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly, with ownership percentages of 27%, 26%, 3%, 15%, 12%, 25%, and 25% respectively, as of December 31, 2023. Reference is made to the 6-K report of the Company filed with the SEC on August 17, 2023. As of December 31, 2023, Dr. Zhou Pengwu had concluded the transfer of his shares in four of the relevant subsidiaries to Mr. Zhou Qiuming, with one subsidiary remaining unaffected, namely Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd.
●	“RMB” and “renminbi” are to the legal currency of Mainland China;
●	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share;
●	“Target Equity Interests” are to these equity interests held by Mr. Zhou Qiuming or Dr. Zhou Pengwu in the Relevant Subsidiaries, which constitute all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries as of December 31, 2023.
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, all translations of renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.0999 to US$1.00, which was the exchange rate on December 29, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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

Item 3.Key Information

Our Holding Company Structure and Their Respective Individual Shareholders

AIH is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiary, Peng Yida Business Consulting (Shenzhen) Co., Ltd. and through contractual arrangements with individuals and entities based in China and this structure involves unique risks to investors. Investors are purchasing securities of a Cayman Islands holding company rather than securities of our subsidiaries that have substantive business operations in China and the Cayman Island holding company controls our subsidiaries in China primarily by direct equity ownership of up to 70.0% of the share interests of the Relevant Subsidiaries.

Chinese law imposes various restrictions on the direct foreign investment in PRC companies, including a limitation of 70% or less of equity interests or the rights held by foreign entities in PRC medical institutions. Consequently, contractual arrangements are entered into to provide investors with more exposure to foreign investment in seven Relevant Subsidiaries. We own 65% or more direct equity interest in each of the Relevant Subsidiaries and as a result we are able to control and consolidate such subsidiaries as a result of our direct majority equity ownership, among other things, and do not depend on the contractual arrangements in relation to the minority equity interest to control and consolidate such subsidiaries. See “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests” in this annual report. Nevertheless, the contractual arrangements related to Target Equity Interest, involves unique risks to investors in the ADSs and ordinary shares of our Company. Such contractual arrangements have not been tested in court. The regulatory authorities in China could disallow such arrangements, which may have negative impact on our business and reduce the value of our securities. Contractual arrangements may not be as effective as direct ownership. See “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements” “ – The Contractual Arrangements may not be as effective in providing control as direct ownership and Relevant Subsidiaries or Mr. Zhou Qiuming or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements” and “ – Any failure by our Relevant Subsidiaries and their other respective shareholders, including Mr. Zhou Qiuming or Dr. Zhou Pengwu, to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” in this annual report.As we are a holding company with substantive business operations in China, you should pay special attention to other disclosures included in this annual report and risk factors included herein. In particular, any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information – 3.D. Risk Factors – Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially and adversely affect us.” In addition, the PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. Due to our business operations in Hong Kong, the regulatory actions related to data security or anti-monopoly concerns in Hong Kong may also impact our ability to conduct our business, accept foreign investments or list on a U.S. or foreign exchange. See “Item 3. Key Information – 3.D. Risk Factors – Risks Related to Doing Business in China.”

In this annual report, “AIH” refer to Aesthetic Medical International Holdings Group Limited, and “we” “us” “our company” “the Company” “the Group” and “our” refer to Aesthetic Medical International Holdings Group Limited and its subsidiaries, and in the context of describing our consolidated financial information.

The Holding Foreign Companies Accountable Act

In particular, the Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 2, 2021, the U.S. Securities and Exchange Commission, or the SEC, adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our Company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F for fiscal year 2021 with the SEC on May 16, 2022. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. See “Risk Factors – Risks Related to Doing Business in China – Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in Mainland China. Our operations in China are governed by PRC laws and regulations. Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or involve foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice, including stringent enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We may be subject to the approval, filing or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities in connection with offshore offerings under current PRC laws, regulations and rules. However, we do not believe that approval of the cybersecurity review of the Cyberspace Administration of China, or the CAC is required under current PRC laws, regulations and rules at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security. However, we cannot affirm that PRC regulators share the same interpretation. Because these statements and regulatory actions are new and subject to change, it is highly uncertain as to how quickly the legislative or administrative regulation making bodies in China will respond to companies, or what existing or new laws or regulations will be amended or promulgated, if any, or the potential impact such amended or new legislation will have on our daily business operations or our ability to accept foreign investments and list on a U.S. stock exchange. For risks relating to approval of the CSRC, the oversight of the CAC, and other PRC government authorities, please refer to “Item 3. Key Information—D. Risk Factors — Risks relating to relating to doing business in the PRC.” As of the date of this annual report, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation. Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

3.A.[Reserved]

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

3.D.Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

Risks relating to our business and our industry

●	any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC;
●	our ability to obtain sufficient funding for our expansion plans;
●	any decrease in supply or fluctuation in the cost of supplies;
●	our ability to maintain proper inventory levels for our operations;
●	the strength of our brand and reputation;

●	increasing ongoing compliance costs in a heavily regulated industry;
●	our compliance with PRC laws and regulations on medical advertisement;
●	possible non-compliance incidents;
●	customer complaints, claims and legal proceedings in the regular course of our operations from time to time;
●	our ability to recruit and retain an adequate number of managers, doctors, nurses, image consultants and other support staff in our treatment centers;
●	our ability to maintain the quality of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use; and
●	unfavorable market perception of the overall aesthetic medical industry.

Risks relating to our corporate structure

●	the Contractual Arrangements being compliant with PRC laws and regulations;
●	the Contractual Arrangements being ineffective in providing control;
●	potential conflicts of interest with Mr. Zhou Qiuming or Dr. Zhou Pengwu;
●	the Contractual Arrangements being subject to scrutiny by the PRC tax authorities; and
●	our PRC medical centers being deemed as “Sino-Foreign Equity Medical Institutions.”

Risks relating to doing business in the PRC

●	increased labor costs and potential non-compliance caused by the enforcement of the PRC Labor Contract Law;
●	changes in the PRC’s economic, political and social conditions, as well as governmental policies;
●	uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations;
●	changes in international trade policies and barriers to trade or the emergence of a trade war;
●	potential liabilities under the FCPA, Chinese anti-unfair competition laws and relevant tax laws;
●	restrictions on currency exchange;
●	potential liability or penalties and limitation on our ability to inject capital into these subsidiaries due to PRC regulations relating to investments in offshore companies by PRC residents; and
●	the risks related to the enactment of the Holding Foreign Companies Accountable Act.

Risks relating to the ADSs

●	our broad discretion to determine how to use the remaining net proceeds from our initial public offering;
●	the ability by our executive co-chairman and directors to control and exert significance influence over our company;

●	provisions in our fourth amended and restated articles of association (as revised) limiting your ability to influence corporate matters;
●	our reliance on exemptions from certain corporate governance requirements due to our “controlled company” status; and
●	an increased risk of securities class action litigation.

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

Any occurrence of force majeure events, natural disasters or outbreaks of epidemics, including those caused by avian influenza or swine influenza, may restrict business activities in the areas affected and materially and adversely affect our business and results of operations. Since early 2013, there have been outbreaks of highly pathogenic avian flu, caused by the H7N9 virus, in certain parts of China; and in early 2009, there were reports of outbreaks of a highly pathogenic swine flu, caused by the H1N1 virus, in certain regions of Asia and Europe; in 2020, there was an outbreak of COVID-19 spreading in the PRC and globally.

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

Our operations consumes substantial amounts of cash. For discussion of liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we have considered our cash flow from future operations and available borrowing facilities to conclude that we have sufficient financial resources to meet its financial obligations as and when they fall due in the coming 12 months. Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional borrowings. We may, however, require additional cash resources to finance our continued growth or other future developments, including any marketing initiatives or investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new treatment centers openings, investments in acquired treatment centers and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing. To the extent that we raise additional financing by selling additional equity, our shareholders may experience dilution. To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

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

For the years ended December 31, 2021, 2022 and 2023, our cost of inventories and consumables amounted to RMB175.0 million, RMB160.2 million, and RMB204.9 million (US$28.9 million), respectively, representing 46.5%, 50.9% and 56.8% of our total cost of sales and services rendered for the same periods, respectively. Consistent with industry practice, we have not entered into any long-term supply agreements with our suppliers and we cannot assure you that our suppliers will continue to supply to us on commercially reasonable terms, or at all. If any of our suppliers fail to supply sufficient quantities or experience fluctuations in market prices of the same, we may have to obtain replacements for such supplies from alternate suppliers. We cannot assure you that we will be able to do so in a timely manner at commercially reasonable terms. Any such disruption in supply may adversely affect the operations of our treatment centers, which may in turn adversely affect our business, results of operations, financial condition and prospects. In addition, should the prices of supplies increase significantly, we cannot assure you that we would be able to pass on any increase in purchase costs to our customers. Any substantial fluctuation in market prices of the supplies required in our operations may significantly increase our costs, resulting in us reducing, suspending or ceasing provision of certain types of services, thereby reducing our sales and profit.

Although the price of most comsumables historically remained flat, we cannot guarantee that a shortage of supply will not arise in the future, or that our suppliers will not increase their prices. In the event that we are not able to source from any supplier on commercially reasonable terms, or at all, our business, financial condition and results of operation will be adversely affected.

In addition, while we strive to maintain stable supply chains, it’s important to note that any failure to meet procurement quantities as per potential procurement contracts with our suppliers may result in legal actions and compensation claims. For instance, in 2024, we were subject to litigation from Company Introduction Shanghai Qi Sheng Biologics Co., Ltd., potentially requiring us to compensate up to RMB7.3 million.

We may not be able to maintain proper inventory levels for our operations.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. We may not be able to accurately forecast demand for supplies because of the difficulties of estimating the demand for our services. In 2021, 2022 and 2023, our average inventory turnover days were 30.6 days, 33.4 days and 38.7 days, respectively. The volatile economic environment and fast-evolving demands and preferences of our customers have made accurate projection of inventory levels increasingly challenging.

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

We conduct our business in a heavily regulated industry. The rules and regulations relate mainly to the licensing of treatment centers, the quality and the licensing of medical facilities, equipment and services, the pricing, procurement and usage of pharmaceuticals, and the licensing, practice and number of medical professionals. For more details, please see the section headed “Item 4. Information on the Company—4.B. Business Overview” in this annual report. Accordingly, our treatment centers are subject to periodic licensing renewal requirements and inspections by various government agencies and departments at the provincial and municipal level. In addition, any changes in laws and regulations could require us to obtain additional licenses, permits, approvals or certificates, impose additional conditions or requirements for the renewal of the licenses of the treatment centers, or result in the invalidation of our currently owned licenses. To comply with national and regional policies and regulations of the aesthetic medical industry implemented by the PRC government in 2021, we upgraded our medical risk control system, which included 1) established a supervisory team to update the Board the progress of risk control progress of the treatment centers; 2) strengthened the allocation of medical staffs, medical workplaces and facilities for various treatment operations, as well as the supervision and management of the operation procedures; 3) improved the emergency response procedures of each treatment center, and would regularly carry out drills; and 4) set up self-examination team and reward and penalty mechanism at each treatment center to review the surgical and customer records, ensuring operational compliance. In 2023, we made significant efforts in terms of medical safety control. Firstly, we released the first issue of our medical management newsletter, which includes regulations for the practice behavior of institutions and physicians, strengthening the ability to deal with medical emergencies, and improving the management of prophylactic antimicrobial drugs used in surgery. Additionally, we strengthened the safety management of anesthesia for general anesthesia surgery and standardized the content of medical documents. Secondly, we developed operational capacity assessment standards for surgical, minimally invasive, and energy-based treatments for the recruitment of new physicians. Finally, we established a monthly medical institution operation reporting system to better understand the operations of each treatment center in a timely manner.

In the past, some of our treatment centers were subject to administrative warnings and penalties, even temporary suspension for performing, due to certain non-compliance incidents. Although we took measures to improve the internal control on the procurement of medical facilities, as a result of the growth in our operations and the increasing number of treatment centers we manage, as well as the tightened PRC laws for consumer protection, we have experienced, and will continue to experience, non-compliance incidents. For instance, several of our treatment centers were subject to administrative penalties due to their failure to comply with certain regulations on medical advertisements, and several of our treatment centers were subject to administrative penalties due to the medical professionals’ malpractice, operation beyond the permitted scope of licenses or without licenses, use of unqualified medical facilities or pharmaceuticals, use of expired disinfectant, non-compliance with regulations on disposal of medical waste, failure to evaluate occupational hazards, non-compliance with statistic regulations, non-compliance with fire protection regulations, failure to timely file the required annual report of certain treatment centers to the relevant local branch of the State Administration of Market Regulation, failure to meet standards of hygiene, failure to fulfill inspection requirements of the licensing and medical facilities, and non-compliance with tax regulations, failure to meet the standard of drafting and preservation of medical case record, non-compliance with regulations on prevention and handling of medical disputes and non-compliance with regulations on publicity of service items and fees. In addition, certain of our treatment centers may be subject to administrative penalties due to failure to comply with fire code and environmental regulations. Failure to comply with fire protection design review and inspection requirements could lead to the temporary closure of certain treatment centers. Also, certain information concerning some foreign doctors (if any) might be published on the website of one of our treatment centers, which could have inadvertently created the impression that those foreign doctors were employed by us.

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

With respect to settlement of client complaints, customers generally accept complimentary gifts, refunds, services or supplemental operations at no additional cost to settle their complaints. However, we have been and will still may be, required to pay monetary compensation to settle customer complaints and medical disputes. In addition, we may be subject to third-party liability claims and may be required to pay compensation to patients who suffer from unexpected adverse reactions to treatment received in our treatment centers, even if we were not at fault. As of the date of this annual report, we were named as the defendant in 11 ongoing litigations for our consolidated businesses in the PRC. While we believe many of the claims against us do not have merits, and plan to firmly defend our rights, we cannot assure that we will be able to achieve satisfactory outcome in those proceedings. The maximum amount of the damages claimed by the plaintiffs in those 11 proceedings in aggregate amounted to RMB30.1 million, not including their reasonable interest expenses. Furthermore, some dissatisfied customers may even resort to extreme actions.

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

Although we have adopted a series of measures for selecting suppliers, such as maintaining and updating a list of qualified suppliers, we cannot guarantee that all of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use are free of defects or substantially meet the relevant quality standards. We were involved in a lawsuit related to one of our patients who suffered severe complications after receiving a Botox injection at one of our treatment centers. Although the court found that all liability rested with the manufacturer, we cannot assure you that similar incidents will not occur in the future, or that such incidents will not materially and adversely affect us. Moreover, we launched new skincare products called The Four Beauty in January 2020, which are manufactured by a third party and sold in our treatment centers. We also launched 6 new non-surgical aesthetic medical treatment solutions with the support of new products and equipments in 2022. We introduced well-known equipment such as the Peninsula Golden MicroUltra, Peninsula Gold Microneedle V and purchased more advanced imported equipments including Thermage FLX and Lumenis M22 in 2023. If the products provided by our suppliers are defective, of poor quality, or cause any adverse drug reaction, we could be subject to liability claims, complaints or related adverse publicity that could result in the imposition of penalties or even suspension of licenses by relevant authorities or compensation awarded by courts against us. We may also need to find suitable replacement products, which may lower our profit margins and result in delays in services to our customers.

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

The aesthetic medical market requires us to closely monitor the trends in the market and the needs of our customers, which may require us to introduce new products, technologies, devices, solutions, service categories and treatment procedures and enhance our existing services and procedures. We must maintain strong relationships with leading aesthetic medical institutions or consulting companies to ensure that we are accessing the latest technology and quickly and cost-effectively responding to our customers’ changing needs. We may be required to incur development and acquisition costs to keep pace with new technologies, implement technological innovations or to replace obsolete technologies. If we fail to identify, develop and introduce new products, solutions, service categories, features, enhancements and technologies on a timely and cost-effective basis, demand for our services may decrease and we may not be able to compete effectively or attract customers, which may materially and adversely affect our business and results of operations.

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

We have significantly expanded our business before 2021, but in 2021 the Company decided to strategically shift its development strategy from rapid national expansion to a more focused, stable and sustainable growth. In 2023, we entered into several equity transfer agreements with independent third parties regarding the sale of certain subsidiaries and entities. The subsidiaries include Shenzhen Miaoyan Medical Technology Investment Co., Ltd., Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd., and Stargaze Wealth Limited. The entities in which we held less than a 50% stake include Shenzhen Pengai Jiayan Aesthetic Medical Clinic, Shenzhen Huayan Yuese Health Management Consulting Co., Ltd., and Shenzhen Xuri Jiayan Aesthetic Technology Co., Ltd. As of December 31, 2023, out of our existing network of ten treatment centers, we have established six treatment centers and acquired four treatment centers. Our organization may become larger and more complex with the addition of treatment centers in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources.

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

We may have operations outside of China and may intend to expand our international operations, which exposes us to significant risks.

We currently have operations throughout mainland China. Our business strategy may include further expanding our operations into new markets outside of mainland China. Our company may become larger and more complex with our intended plans to expand into new geographic areas, through a combination of acquisitions and organic growth. The success of our business therefore may depend, in large part, on our ability to operate successfully from geographically disparate locations and to further expand our international operations and sales. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those that we face in China. We cannot assure you that further international expansion will be successful.

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

However, we could suffer reputational harm for actual or alleged inferior service or harm that occurred at treatment centers prior to our acquisition and need to respond to claims initially as unsatisfied customers will likely pursue their claims against the treatment centers and us. Depending on the circumstances of the sellers, the indemnities we receive from them may not be sufficient or forthcoming, due to bankruptcy or disappearance of sellers or otherwise. Historically, certain entities we acquired failed to comply with certain regulations and the sellers did not provide sufficient indemnities. As a result, we may be liable for historical defects. Even if we have received indemnities, our reputation may be harmed because of the sellers’ historical defects. We maintain contact with the sellers of the treatment centers we acquired post acquisitions. The seller of our acquired treatment center, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic, remains as minority shareholders of these subsidiaries. Moreover, any financial mitigation we receive from sellers of these treatment centers may not mitigate against any reputational harm we may suffer as a result of these claims. In addition, future acquisitions and subsequent integration of newly acquired assets and businesses into our own could be expensive and time-consuming, require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. If we are not able to identify, capture or execute opportunities to expand our operations successfully through acquisitions, or suffer reputational or financial harm caused by unknown or contingent liabilities of the treatment centers we acquire, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Newly opened and acquired treatment centers may not achieve operating results as anticipated, which could materially and adversely affect our results of operations.

It typically takes newly opened and acquired treatment centers a period of time to achieve a utilization rate comparable to our existing treatment centers, due to factors such as time needed to build customer awareness in the local community and to integrate new treatment centers’ operations into our existing infrastructure. The treatment centers we acquired did not or may not achieve the business or financial performance as we expect. The opening and acquisition of new treatment centers involve regulatory approvals and reviews by various authorities in China, including health authorities. We may not be able to obtain all the required approvals, permits or licenses for opening and acquisitions of treatment centers in a timely manner or at all. We may not be able to fully utilize the newly opened and acquired treatment centers as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. In addition, the operating results generated at the newly opened and acquired treatment centers may not be comparable to the operating results generated at any of our existing treatment centers. The treatment centers may even operate at a loss, which could materially and adversely affect our results of operations. We may elect to dispose of the acquired treatment centers subsequently and recognize losses. In 2021, we transferred our interest in or closed the operation of seven treatment centers. In 2022, we divested three underperforming treatment centers and closed the operation of one treatment center. In 2023, we entered into several equity transfer agreements with independent third parties regarding the sale of certain subsidiaries and entities. The subsidiaries include Shenzhen Miaoyan Medical Technology Investment Co., Ltd., Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd., and Stargaze Wealth Limited. The entities in which we held less than a 50% stake include Shenzhen Pengai Jiayan Aesthetic Medical Clinic, Shenzhen Huayan Yuese Health Management Consulting Co., Ltd., and Shenzhen Xuri Jiayan Aesthetic Technology Co., Ltd. As a result, our results of operations may fluctuate from year to year. Therefore, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them to predict our future performance or the price of our ADSs.

We are dependent on certain key members of our senior management and other key employees, and our business, financial condition, results of operations and prospects will suffer greatly if we lose their services.

We are dependent on certain key members of our senior management team, some of whom have been with us since our inception, to manage our current operations and meet future business challenges. In particular, we rely on the expertise, experience and leadership of Mr. Zhang Chen, our executive co-chairman.

We do not maintain key personnel insurance. Competition for competent candidates in the industry is intense and the pool of competent candidates is limited. The loss of any key members of our senior management team could materially disrupt our operations and delay the implementation of our business strategies. In addition, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely limit our business and growth. In addition, if any member of our senior management team or key employees joins a competitor or forms a competing business, we may lose know-how, trade secrets, customers and key professionals and staff. We have entered into employment agreements, confidentiality and non-compete agreements with all of the key members of our management team. We cannot assure you, however, the extent to which any of these agreements will be enforceable under the applicable laws. For more details, see “—Risks relating to doing business in the PRC—Uncertainties with respect to interpretation and enforcement of PRC laws, rules and regulations could materially and adversely affect us.” If, as a result of similar incidents, or events, we may lose the services of key members of our senior management, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are exposed to potential liabilities that are inherent to the aesthetic medical and healthcare industries. Our treatment centers have been the subject of such claims in the past. To protect our business from the cost of any such claims, we may purchase product liability insurance that we believe to be appropriate for our operations. However, we may face liabilities that exceed our available insurance coverage or arise from claims outside the scope of our insurance coverage. Our insurance policies are subject to annual renewal, and we may not be able to obtain product liability insurance in the future on acceptable terms or at all. In addition, our insurance premiums could be subject to increases in the future, which may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase as a result of liability claims or other litigation, then our business, financial condition and results of operations may be adversely affected.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, or the Provisions, which takes effect on the same day. According to the Provisions, a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a critical information infrastructure operator provides personal information or critical data to offshore entities and individuals; (ii) where any data processor other than a critical information infrastructure operator provides critical data to offshore entities and individuals, or provides personal information (excluding sensitive personal information) of not less than one million individuals or sensitive personal information of not less than 10,000 individuals in aggregate to offshore entities and individuals since January 1 of the current year. The Provisions also provides certain exceptions where a data processor is not required to apply for security assessment for cross-border data transfer, conclude standard contract for cross-border transfer of personal information or pass authentication for personal information protection. In case of any discrepancy between the Provisions and the relevant provisions such as Measures for the Security Assessment of Outbound Data Transfer promulgated on July 7, 2022 and The Measures for the Standard Contract for Outbound Transfer of Personal Information promulgated on February 22, 2023, the Provisions shall prevail.

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

We plan to enhance our brand recognition among our existing and target customers along with our expansion into new geographic areas. Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our strategic expansion into new markets, we normally increase advertising of our brand through various advertising media platforms, which requires significant expenses before these newly opened treatment centers reach expected profit levels, thereby affecting our overall profitability. In 2021, 2022 and 2023, our advertising and marketing expenses were RMB255.5 million, RMB132.2 million and RMB164.2 million (US$23.1 million), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and mobile search engines, marketing and social media platforms. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time is hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or generate sustainable revenue and profit.

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

A material weakness was identified in our internal control over financial reporting before. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud and our ability to comply with applicable regulations could be impaired.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified was related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. In the fiscal year 2021, 2022 or 2023, we have not identified any material weakness in our internal control over financial reporting.

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

According to the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, which became effective in April 2015, amended in June 2017, and replaced by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2018 Edition) in June 2018, and the Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version), or the Negative List, promulgated by the NDRC and the Ministry of Commerce of the PRC, or the MOFCOM jointly on December 27, 2021 and came into effect on January 1, 2022, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. We historically held more than 70.0% in nine of our PRC subsidiaries after the effective date of the Foreign Investment Catalog 2015, namely Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd, Jiangsu Liangyan Hospital Management Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd., and Shanghai Jiahong Aesthetic Medical Clinic Co., Ltd. We decreased our shareholdings in these PRC subsidiaries to 70.0% by transferring excess equity interests to Dr. Zhou Pengwu and certain of our employees in 2018, 2019, 2020 and 2021, subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. Between 2018 and 2023, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Mr. Zhou Qiuming, Shenzhen Pengai Investment, the Relevant Subsidiaries, Ms. Ma Xiuhua, and Ms. Ding Wenting regarding the Target Equity Interests. Some of these Relevant Subsidiaries were deregistered or divested during this period. Reference is made to the 6-K report of the Company filed with the SEC on August 17, 2023. As of December 31, 2023, Dr. Zhou Pengwu had concluded the transfer of his shares in four of the relevant subsidiaries to Mr. Zhou Qiuming, with one subsidiary remaining unaffected, namely Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd. For details of the Contractual Arrangements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests.”

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

The Contractual Arrangements may not be as effective in providing control as direct ownership and Relevant Subsidiaries or Mr. Zhou Qiuming or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements.

We own and hold 70.0% of equity interests in the Relevant Subsidiaries and will rely on the Contractual Arrangements to control the Target Equity Interests in the Relevant Subsidiaries. The Contractual Arrangements may not be as effective as direct ownership in controlling over the Target Equity Interests. If the Relevant Subsidiaries and/or Mr. Zhou Qiuming and/ or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. These legal remedies may not be as effective as direct ownership in controlling the Target Equity Interests. All the agreements under the Contractual Arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these Contractual Arrangements will be resolved through arbitration in Mainland China. However, the legal framework and system in Mainland China are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit our ability to enforce Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and cause a delay. If we fail to enforce Contractual Arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing Contractual Arrangements, our control over the Target Equity Interests may be negatively affected.

Any failure by our Relevant Subsidiaries and their other respective shareholders, including Mr. Zhou Qiuming or Dr. Zhou Pengwu, to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our Relevant Subsidiaries and their other respective shareholders, including Mr. Zhou Qiuming or Dr. Zhou Pengwu, fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if other shareholders of our Relevant Subsidiaries refuse to transfer their equity interest in our Relevant Subsidiaries to us or our designee if we exercise the purchase option pursuant to the contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our Relevant Subsidiaries, our ability to exercise shareholders’ rights or foreclose the share pledge according to the Contractual Arrangements may be impaired.

All of the Contractual Arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in Mainland China. As a result, the evolving PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China— Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce the Contractual Arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective or complete control over our Relevant Subsidiaries or enjoy the economic benefit from such Relevant Subsidiaries, and our ability to conduct our business may be negatively affected.

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

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our internal control, legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and affiliated entities and their subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and affiliated entities and their subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Mr. Zhou Qiuming or Dr. Zhou Pengwu may have potential conflicts of interest with us, which may materially and adversely affect our control over the Target Equity Interests.

We have control over the Relevant Subsidiaries by holding 70.0% of equity interest in each of the Relevant Subsidiaries, and we control the Target Equity Interests directly held by Mr. Zhou Qiuming or Dr. Zhou Pengwu through the Contractual Arrangements. Mr. Zhou Qiuming’s role as the representative appointed by our ultimate controller, Mr. Wu Guiqian, may potentially lead to conflicts of interest within our company. Dr. Zhou Pengwu may have potential conflicts of interest with us due to his role as director of our company and director of certain of the Relevant Subsidiaries, as what is in the best interests of the Relevant Subsidiaries may not be in the best interests of our company. Mr. Zhou Qiuming or Dr. Zhou Pengwu may breach or refuse to renew the existing Contractual Arrangements we have with him and the Relevant Subsidiaries, which would materially and adversely affect our control over the Target Equity Interests and our ability to receive economic benefits in connection with the Target Equity Interests. If Mr. Zhou Qiuming or Dr. Zhou Pengwu breaches Contractual Agreements or otherwise has disputes with us, we may have to initiate arbitration or other legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly distract our management’s attention, adversely affect our ability to control the Target Equity Interests and otherwise result in negative publicity and adversely affect the reputation of our treatment centers. There is no assurance that the outcome of any such dispute or proceeding will be in our favor.

Our Contractual Arrangements with the Relevant Subsidiaries may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities, and additional taxes and interest may be imposed. The PRC enterprise income tax law requires every enterprise in Mainland China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may be subject to material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements between Shenzhen Pengai Investment, Mr. Zhou Qiuming, Dr. Zhou Pengwu and the Relevant Subsidiaries were not entered into on an arm’s length basis and make special tax adjustments to the tax positions of Shenzhen Pengai Investment, Mr. Zhou Qiuming and Dr. Zhou Pengwu.

In addition, if Shenzhen Pengai Investment exercises the option to purchase all or any part of the Target Equity Interests, the equity interest transfer price may be subject to review and tax adjustment by the relevant tax authority. Mr. Zhou Qiuming or Dr. Zhou Pengwu will be subject to personal income tax on the difference between the equity interest transfer price and the amount he has paid to obtain the Target Equity Interests. According to the exclusive option agreement under the Contractual Arrangements, Mr. Zhou Qiuming or Dr. Zhou Pengwu may pay the remaining amount to Shenzhen Pengai Investment, and the amount to be received by Shenzhen Pengai Investment may also be subject to enterprise income tax. Such tax amounts could be substantial, and our financial condition may be adversely affected as a result.

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

Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could materially and adversely affect us.

We conduct our business primarily through our subsidiaries in China. PRC laws and regulations govern our operations in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China, which may not sufficiently cover all of the aspects of our economic activities in China. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability regarding our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties could materially and adversely affect our business and results of operations.

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

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

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

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, together with other relevant government authorities in Mainland China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments until January 23, 2022. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Any future securities offerings and listings outside of mainland China by our company, including but not limited to follow-on offerings, refinancing, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory. The Trial Measures and the Provisions on Confidentiality and Archives Administration also repeat the above principle and rule. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigations or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

Some of our PRC subsidiaries may pay commissions to or reimburse the expenses and costs incurred by individuals or entities if they recommend customers Pursuant to the Anti-Unfair Competition Law of the PRC, amended and effective on April 23, 2019, commissions to suppliers are permitted if the parties properly reflect such commissions in their financial records. We are also required to withhold individual income tax in the case the referee is an individual. We have reflected such commissions on our financial records and withheld individual income tax based on our understanding. However, as we do not regard the reimbursement of expenses and costs as part of the commissions, reimbursement paid to the referee may not be reflected on our financial records or have individual income tax withheld. There is no assurance that the relevant PRC authorities will take a view consistent with our understanding. As of the date of this annual report, we have not received any penalty decisions from any relevant PRC authorities. However, we cannot assure you that we will not be subject to penalty due to allegations of violating relevant commercial bribery or anti-unfair competition laws or tax laws in the future by the local authorities in the regions where we have operations or that we will be able to defend ourselves against such allegations. If we become subject to penalties or fines for violating relevant commercial bribery or anti-unfair competition laws and/or tax laws, our business and reputation may be adversely affected.

Restrictions on currency exchange may limit our ability to receive and use financing in foreign currencies effectively.

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

In the light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, filings or obtain the necessary government approvals on timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations, filings, or obtain such approval, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

To our knowledge, besides Dr. Zhou, who have fulfilled the registration under SAFE Circular 75, and besides Shanghai Qiangshi Business Information Consultant Co., Ltd., who has fulfilled the procedure of overseas investment for the purpose of purchasing and holding our company’s ordinary shares through Wise Sunny Limited, we are not aware of any PRC residents or entities who hold direct or indirect interests in our company and are subject to SAFE filing or registration requirements, and we will request PRC residents who we know hold direct or indirect interests in our company, if any, to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents or entities will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident or entities shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our wholly foreign-owned subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Mainland China.

PRC regulations and rules concerning mergers and acquisitions including the Rules on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules with respect to mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, according to the Anti-Monopoly Law of PRC, which was last amended on June 24, 2022 and became effective on August 1, 2022, and the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations, which was first issued in August 2008 and last amended on January 22, 2024, and the Provisions on the Review of Concentrations of Undertakings, which was issued on March 10, 2023 and became effective on April 15, 2023, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold is crossed and such concentration shall not be implemented without the clearance of prior notification. In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire the de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that our business is not in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

We appointed Onestop Assurance PAC, a public accounting firm registered with PCAOB as our independent registered public accounting firm, effective December 12, 2023. Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

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

On September 6, 2023, we received a notification letter from the Nasdaq, notifying us that we are not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq. In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until March 4, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2).

On March 6, 2024, we received a staff determination letter from Nasdaq stating that, we have not regained compliance with the minimum bid price rule within the 180-calendar day grace period and is not eligible for a second 180-calendar day grace period. Accordingly, the staff had determined to delist our securities from Nasdaq unless the we requests a hearing no later than 4:00 p.m. Eastern Time on March 13, 2024. We have made a timely request for a hearing on March 12, 2024 and the hearing was held on April 11, 2024. As a result, we have been granted additional grace period for continued listing on the Nasdaq Capital Market until September 3, 2024, subject to the approval from the Board on a reverse stock split before May 15, 2024 and the demonstration of the Company’s compaliance with the minimum bid price rule and all applicable requirements for continued listing on the Nasdaq Capital Market on or before September 3, 2024.

We have not regained compliance with the minimum bid price requirement as of the date of this Annual Report. We are closely monitoring the bid price of our shares. We may implement a reverse stock split to regain compliance with the minimum bid price requirement. However, there can be no assurance that we will be able to regain compliance with the minimum bid price requirement in a timely manner. If we fail to regain compliance, or if we fail to meet the other continued listing requirements of the Nasdaq Capital Market, we may be subject to delisting. The delisting of the shares may significantly reduce the liquidity of the shares, cause further declines to the market price of the shares, and make it more difficult for us to obtain adequate financing to support our continued operation.

Our ultimate controller, Mr. Wu Guiqian along with his associated entities, are able to control and exert significance influence over our company, and their interest may be different from or conflict with that of the holders of our ADSs.

Our ultimate controller, Mr. Wu Guiqian, along with his associated entities, jointly control more than 50% of the voting power of our company. In addition, our directors Mr. Zhang Chen, Ms. Wu Binhua, Ms. Laurena Wu, and Ms. Wu Binqi are all family members of Mr. Wu Guiqian. In addition to the elections of our directors, Mr. Wu Guiqian and his associated entities are and will continue to be able to exert a significant degree of influence or actual control over other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Mr. Wu Guiqian and his associated entities’ interest might not always be aligned with the interests of our other shareholders.

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

As a result of these provisions in our fourth amended and restated articles of association (as revised), although holders of our ordinary shares have the same voting rights, certain shareholders such as Mr. Wu Guiqian, Ms. Laurena Wu, ADV, Dr. Zhou Pengwu and Ms. Ding Wenting and certain other parties will have considerable influence over certain corporate governance matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and appointment of chief officers. Such principal shareholders may take actions that are not in the best interest of us or our other shareholders.

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

We are a “controlled company” as defined under the Nasdaq Stock Market Rules in the future. As a result, we would be entitled to rely on exemptions from certain corporate governance requirements and holders of our ordinary shares or ADSs may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.

Our ultimate controller, Mr. Wu Guiqian along with his associated entities cumulatively hold more than 50% of the voting power for the election of our directors, under which situation we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules. While we are deemed as a “controlled company,” we would qualify for exemptions from several of corporate governance requirements under the Nasdaq listing standards, including requirements that:

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

Accordingly, to the extent that we choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies and our board determines to rely upon one or more of such exemptions.

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

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds US$1.235 billion, if we issue more than US$1.0 billion in non-convertible debt securities during any three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds US$700.0 million. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our stock price may be more volatile.

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

Sales of the ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2023, we had 143,363,884 ordinary shares outstanding, including 29,987,856 ordinary shares represented by ADSs. The 143,363,884 ordinary shares outstanding exclude the 135,000 ordinary shares repurchased by us in 2020 and the 1,128,750 ordinary shares from the options outstanding under the Share Incentive Plan. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after our initial public offering became available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us, the underwriters and other relevant parties on April 30, 2020. Reference is made to the press release of the Company filed with the SEC on July 20, 2022. All capitalized terms in this paragraph not otherwise defined herein shall have the meanings ascribed to them in this press release. During a twelve-month period following the Closing Date of August 16, 2023, none of the Founders or their Affiliates shall directly or indirectly engage in any Founder Transfer Transaction involving the Company Restricted Securities, unless approved by the Board and satisfying the specified conditions. Additionally, after the Closing Date, restrictions are placed on the transfer or disposition of Company Restricted Securities to any Person engaged in cosmetic medicine services in Greater China and its controlling shareholders and actual controllers, subject to Board approval. Furthermore, ADV is restricted from transferring Company Restricted Securities exceeding ten percent of the outstanding shares of the Company to such entities without prior written consent from the other Parties. These restrictions aim to maintain stability in the market and protect the interests of the Company and its stakeholders. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of the ADSs.

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

Depending upon the value of the ADSs and ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the value of our outstanding ADSs and ordinary shares and the composition of our assets and income, we do not believe we were a PFIC for the taxable year ending December 31, 2023. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

We acquired the entire equity interest in Newa Medical Aesthetics Limited in October 2015 to further extend our footprint to Hong Kong, which was then closed due to the COVID-19 pandemic.

We incorporated Stargaze Wealth Limited in the BVI in April 2017 and Aesthetic Medical International Holdings (Singapore) Pte. Ltd., formerly known as China Aesthetic Healthcare Holding (Singapore) Pte. Ltd., in Singapore in May 2017 to invest in our Singapore medical center, which was then divested in December 2023.

We have continuously expanded our footprint by investment in new treatment centers or acquisition of existing ones. In 2019, we established five and acquired three new treatment centers (in two of which we held minority equity interest before 2019) in cooperation with business partners. In 2020, we established one and acquired four new treatment centers, excluding treatment centers from Hanfei. For example, in November 2019, Nanchang Pengai Xiuqi was established with a registered capital of RMB15.0 million, which will replace Nanchang Pengai Aesthetic Medical Clinic Co., Ltd., or Nanchang Pengai, as we aim to enhance our business footprint in Jiangxi Province. In 2021, to further leverage our extensive operational experiences and resources in the Hong Kong and Mainland China and the Yangtz River Delta area in Mainland China, our wholly-owned subsidiary Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. Entered into a definitive equity transfer agreement (the “Agreement”) with a shareholder of Guangzhou Meixi Aesthetic Medical Clinic Company Limited (“Meixi”) on October 17, 2021. Pursuant to the Agreement, we purchased 73% of equity interests in Meixi from its existing shareholder. Meixi’s name was changed to Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd. (“Guangzhou Xiuqi”), and its financial statement was consolidated by us in November 2021. Following 2019, all treatment centers acquired or established were closed or divested due to the impact of COVID-19, with the exception of those located in Shanghai, Beijing, and Guangzhou.

As of the date of this annual report, we have a strategically established network, comprising 10 wholly- or majority-owned centers. Our treatment centers spread across major cities in mainland China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and and the Yangtz River Delta area in Mainland China. We have completed the transfer of our equity interest in each of Changsha Pengai, Nanchang Pengai to business partners and the shutdown of Shenzhen Miaoyan as part of our region development plan, which are not counted in the number of our treatment centers in 2022. In 2023, as part of our initiative to divest non-performing assets, we entered into several equity transfer agreements with independent third parties regarding the sale of certain subsidiaries and entities. The subsidiaries include Shenzhen Miaoyan Medical Technology Investment Co., Ltd., Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd., and Stargaze Wealth Limited. The entities in which we held less than a 50% stake include Shenzhen Pengai Jiayan Aesthetic Medical Clinic, Shenzhen Huayan Yuese Health Management Consulting Co., Ltd., and Shenzhen Xuri Jiayan Aesthetic Technology Co., Ltd.

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

Concurrently with the Subscription Agreement with Jiechuang, we entered into a Share Purchase Agreement with Dr. Zhou Pengwu and Ms. Ding Wenting (the “Founders”), certain of our existing shareholders controlled by the Founders, and Wanda. Pursuant to the Share Purchase Agreement, Seefar Global Holdings Limited, Jubilee Set Investments Limited, and Pengai Hospital Management Corporation (collectively referred as to the “Sellers”) agreed to sell and Wanda as the buyer agreed to purchase, an aggregate of 21,321,962 of our ordinary shares (the “Sale Share”) for the total consideration in USD that is equivalent of RMB100 million, representing a price of RMB4.67 per Sale Share. The Founders entered into the Share Purchase Agreement as parties to the Share Purchase Agreement and guarantors for the Sellers.

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

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on February 16, 2023 and August 17, 2023 (collectively, “Previous Disclosure”) in relation to, among other, closed a share purchase agreement, a subscription agreement, a shareholders’ agreement and a cooperation agreement. All capitalized terms in this paragraph not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure. We have closed our previously announced (i) Share Transfer of an aggregate of 21,321,962 ordinary shares of the Company from Sellers to Wanda pursuant to a share purchase agreement between the Company, the Founders, certain existing shareholders of the Company controlled by the Founders and Wanda dated July 20, 2022; (ii) issue of a total number of 12,088,808 ordinary shares of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share on August 16, 2023 pursuant to the Note issued to ADV on September 17, 2020 and the cooperation agreement between ADV and its affiliate, the Company, the Founders, Wanda and Jiechuang dated July 20, 2022; and (iii) issue of warrants to Seefar Global Holdings Limited and Wanda pursuant to the shareholder’s agreement dated July 20, 2022. On August 18, 2023, Seefar Global Holdings Limited exercised its warrants to convert 1,956,516 shares at a consideration of USD1,956.52. As of the date of this annual report, the Company has outstanding warrants issued to ADV, Seefar Global Holdings Limited and Wanda, entitling ADV to purchase 4,149,328 ordinary shares at the USD equivalent of RMB4.67 per share, Seefar Global Holdings Limited to purchase 2,698,870 ordinary shares at US$0.001 per share, Wanda to purchase 6,423,983 ordinary shares at the USD equivalent of RMB4.67 per share.

4.B. Business Overview

Mission

Our mission is to bring beauty, health and confidence to everyone by delivering safe, high quality aesthetic medical services. We plan to achieve the mission by maintaining and strengthening our leading market position and brand in the aesthetic medical treatment market in China with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and and the Yangtz River Delta area.

Overview

We are a leading provider of aesthetic medical services in China. Leveraging over 20 years of clinical experience, we provide one-stop aesthetic service offerings that include (1) surgical aesthetic treatments, such as eye surgery, rhinoplasty, breast augmentation and liposuction, (2) non-surgical aesthetic treatments which comprise minimally invasive treatments and energy-based treatments such as laser, ultrasound and radiofrequency treatments, and (3) other aesthetic services such as cosmetic dentistry, as well as general medical services. As one of the market leaders in China, we believe we are well-positioned to benefit from the favorable tailwinds, including growing social acceptance of aesthetic medical services.

We generate our revenue primarily from providing aesthetic treatments. We have grown our network significantly since our operation commenced in 1997. As of the date of this annual report, we have a strategically established network comprising 10 wholly- or majority-owned treatment centers. Our treatment centers spread across major cities in China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtz River Delta area in Mainland China. As we continue to expand our network, one of our core business strategies is to develop our “flagship” medical institutions, which are typically large-scale full-service treatment centers that contribute a significant proportion of our revenue and are staffed with our most experienced doctors. We believe that developing flagship medical institutions will not only improve our brand awareness in the surrounding area, but also enable us to provide high-end, specialized, and complex medical services to customers referred from smaller-scale treatment centers within our network. We currently have two flagship medical institutions, i.e., Pengcheng Hospital and Shenzhen Pengai. Our scalable business model is built on our highly standardized operating procedures across a centralized network, which we believe has allowed us to quickly and successfully expand. We intend to continue to expand our network into new cities throughout mainland China through organic growth as well as strategic acquisitions, and strategically restructure and focus more on our core markets in the form of Guangdong-Hong Kong-Macao Greater Bay Area and the Yangtze Delta Area, where we see larger growth potential.

Since our inception, we have been committed to delivering high quality services to our customers. Our doctors have rich experience in providing both surgical and non-surgical aesthetic medical services. We believe our team of highly qualified and experienced medical professionals, as well as our stringent safety controls, have underpinned our strong reputation as we continue to attract and retain customers and receive industry recognition for our high quality services. We have received a number of high-profile awards. In 2020, we co-published the 2020 White Paper for the Aesthetic Medical Service Industry in China, along with Forbes China, which was a recognition of our leading position in the industry. In 2021, we have received a number of high-profile awards, including “Agency of the Year Award for Outstanding Performance” by Aesthetic Medical Industry Notes, “Annual Quality, Safe and Secure Aesthetic Medical Agency in 2021” by Shenzhen Association of Plastics and Aesthetics, and “the Best New Digital Media Operation Innovation Award in 2021” by Allergan. In addition, in September 2021, we launched a preliminary plan for business strategies and restructing to optimize our business operations, aiming to achieve a more focused market delineation, steadier development and healthier portfolio. In 2022, the famous high-end hyaluronic acid supplier Allergan gave us the award of CoolSculpting Strategic Partner of the Year 2022 in recognition of our industry-leading role in high-quality compliance operations. In 2023, we were honored to receive the “2022 Annual Quality, Safe and Secure Aesthetic Medical Institution” award from the Shenzhen Association of Plastics and Aesthetics, as well as the “2023 Meituan Polaris Aesthetic Medical Institution” award from Meituan, one of China’s largest platforms for online aesthetic medical customer acquisition, further solidifying our position as a benchmark in the aesthetic medical industry in Shenzhen.

Business model

We generate revenue primarily from our core business providing surgical aesthetic treatment services and non-surgical aesthetic treatment services, comprising minimally invasive treatments and energy-based treatments (surgical and non-surgical treatments together contributed to 89.4%, 91.8% and 90.5% of our revenue in 2021, 2022 and 2023, respectively), as well as non-core business providing general healthcare and other aesthetic services (contributed to 10.6%, 8.2% and 9.4% of our revenue in 2021, 2022 and 2023, respectively). We offer a wide range of surgical and non-surgical aesthetic treatments to cater to the various needs of our customers. The following table sets forth our revenue by service offering for the years indicated:

	For the year ended December 31,
	2021		2022			2023
	RMB		RMB	US$		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	177,187	27.4%	223,891	32,461	33.4%	234,811	33,073	34.4%
Energy-based treatments	157,061	24.3%	258,394	37,464	38.6%	240,063	33,812	35.2%
Sub-total	334,248	51.7%	482,285	69,925	72.0%	474,874	66,885	69.6%
Surgical aesthetic medical services	243,070	37.7%	132,628	19,229	19.8%	143,057	20,149	21.0%
General healthcare services and other aesthetic medical services	68,275	10.6%	55,178	8,000	8.2%	64,656	9,107	9.4%
Total	645,593	100%	670,091	97,154	100%	682,587	96,141	100%

In addition, the following table sets forth our other key operating metrics, such as the number of procedures performed and the average spending per aesthetic procedure, for the years indicated:

	For the year ended December 31,
Key operating metrics	2021	2022	2023
Number of doctors (full-time and part-time)	169	126	142
Number of surgical treatments	46,568	30,124	33,865
Average spending per surgical procedure (in RMB)	5,220	4,403	4,224
Number of non-surgical treatments	424,239	514,409	489,723
Average spending per non-surgical procedure (in RMB)	788	938	970
Total number of aesthetic treatments	470,807	544,533	523,588
% surgical treatments	9.9%	5.5%	6.5%
% non-surgical treatments	90.1%	94.5%	93.5%

Overview of aesthetic services

Non-surgical aesthetic medical services

Our non-surgical aesthetic medical services primarily comprise (1) energy-based treatments and (2) minimally invasive aesthetic treatments. Depending on the complexity, materials used and scope of the procedure, our treatments vary significantly in price. The following table provides a summary of the key services we provide and information in 2023.

Price range per
standard
procedure
Level 1 classification	Level 2 classification	(RMB)

Energy-based treatment	Epidermal energy-based treatments	200-98,000
	Mesotherapy	100-300,000
Minimally invasive treatment	Botox injection	500-50,000
	Hyaluronic acid injection	500-580,000
	Thread lift	2,000-90,000

To ensure the consistency quality and safety in our procedures, we utilize a standardized process for the treatments. These aesthetic procedures are typically completed within one hour, with recovery time of up to one week, depending on the type of procedure and the customer’s physical conditions.

In 2022, we launched 6 new non-surgical aesthetic medical treatment solutions with the support of new products and equipments, as to Multi-dimensional Pigmentation Clearing, Non-invasive Body Shaping, Collagen Ion Cannon, 6G laying Thin, Acne bacteria Balance, and White Moonlight. We introduced various well-known aesthetic medical products, such as Rejuran produced by Pharma Research Products Co., Ltd., CureWhite produced by IMEIK Technology Development Co., Ltd., Ellanse produced by Huadong Medicine Co., Ltd., Loviselle produced by Changchun SinoBiomaterials Co., Ltd., and purchased advanced energy-based treatment equipment to further expand our service offerings, including the Alma Opus Plasma, and Solta Medical Thermage FLX. In 2023, we introduced three major treatment solutions and one collagen product. The three major solutions include Multi-dimensional Pigmentation Clearing 3.0, Baby Face 3.0, and Skin Infusion Series. Additionally, we launched one collagen product named See Sense Collagen 3+17 Type. We are committed to continuously developing constructive treatment solutions for our customers in the future.

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

Surgical aesthetic medical services

We provide customary surgical aesthetic medical services, including double eye lid surgery, rhinoplasty, breast augmentation, liposuction and facelifts, among others. Surgical aesthetic treatments typically involve local or full anesthesia, and an extended recovery time. All of our surgical aesthetic treatments are performed in fully equipped operating rooms in our treatment centers. Depending on the complexity of the procedure and the physicians involved, our treatments vary significantly in price. The following table sets forth our main surgical aesthetic treatments and information in 2023.

Price range per
standard
procedure
Treatment	Description	(RMB)
Eye surgery	Change the shape or appearance of the eyes, eyelids	1,500-37,612
Nose surgery / rhinoplasty	Change the shape or appearance of the nose by adding fillers or cartilage	2,000-60,500
Breast augmentation	Procedures designed to enlarge/reduce or change the shape of the breasts	3,980-136,000
Liposuction	Procedure in which excess fatty tissue is removed from a specific part of the body through suction	2,000-68,000

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

In 2023, approximately 100 mystery shoppers visited each of our 10 treatment centers, providing valuable assessments and feedback. This policy has motivated the management teams at each center to prioritize service quality and attitudes, given that their bonuses are tied to the satisfaction of mystery shoppers. Over the course of two years of mystery shopper evaluations, significant improvements have been observed in both service quality and attitudes across all treatment centers. As a result, SOP has been established across all 10 centers, ensuring uniformity in procedures and enhancing overall efficiency.

In 2023, we also conducted numerous specialized training sessions, including those for doctors, physician assistants, nursing supervisors, expert service assistants, marketing planners, e-commerce operators, consultants, telephone network counselors, customer service managers, and customer service representatives. These trainings aimed to enhance the professional competence of our staff and ensure the effective implementation of our SOP. We believe these measures can improve treatment and service quality of all centers, which support business scalability and sustainable growth in the long run.

Our treatment centers

As of the date of this annual report, we have an extensive presence in mainland China, with locations in 7 cities. All of our treatment centers are wholly- or majority-owned. The following map illustrates our network in mainland China.

Beijing Pengai
Yantai Pengai
Shanghai Pengai
Shanghai Jiaqi
Huizhou Pengai
Guangzhou Pengai Xiuqi
Shenzhen Pengai
Shenzhen Pengcheng
Shenzhen Pengai Xiuqi
Haikou Pengai

Our current network comprises 10 treatment centers across mainland China, including two flagship hospitals. Based on relevant Chinese regulations, the treatment centers in our network can be classified as the following:

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

The premises of the majority of our treatment centers are leased, while Huizhou Pengai and part of Pengcheng Hospital are our owned properties. The following table provides a summary of our treatment centers, including key operational data, as of December 31, 2023.

		Date of	Classification
		establishment /	in accordance
	Acquired /	acquisition /	with Chinese	GFA	Beneficial
Treatment center(10)	invested	investment	regulation	(sq.m.)	Interest
Shenzhen Pengcheng (L)	Established	December 2003	Hospital	8,391	100.0%
Shenzhen Pengai(L)	Established	November 2005	Hospital	6,182	100.0%
Haikou Pengai(M)	Established	March 2011	Hospital	2,169	87.0%
Huizhou Pengai(M)	Established	June 2011	Hospital	2,299	67.5%
Shanghai Pengai(M)	Established	January 2014	Outpatient Department	1,048	80.0	%(3)
Shenzhen Pengai Xiuqi(M)	Acquired	May 2017	Hospital	1,902	94.0	%(7)
Yantai Pengai(M)	Established	June 2018	Hospital	1,983	95.0	%(5)
Shanghai Pengai Jiahong(M)	Acquired	March 2020	Outpatient Department	1,097	64.0	%(2)(9)
Beijing Pengai(S)	Acquired	January 2021	Clinic	392	95.0	%(6)(8)
Guangzhou Pengai Xiuqi(M)	Acquired	November 2021	Outpatient Department	900	73.0	%(4)

Notes:

*

To streamline the management of our network of treatment centers, we strategically categorize our treatment centers based on a number of factors, including, among other things, the cities they are located in and the size of the treatment centers. In the table above, large, medium and small treatment centers are denoted with (L), (M) and (S), respectively.

(1)	Indicates flagship hospitals.
(2)	Includes 12.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(3)	Includes 15.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(4)	Includes 3% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(5)	Includes 25% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(6)	Includes 25% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(7)	Includes 27% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(8)	Includes 25% of its parent company’s equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(9)	Includes 15% of its parent company’s equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(10)	English names of treatment centers for the indicative purpose only.

In2023, we generated 85.2% of our revenue from our top five treatment centers. The following table sets forth the revenue from these five treatment centers in 2021, 2022 and 2023.

	For the year ended December 31,
	2021**		2022		2023
	RMB		RMB		RMB	USD
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Shenzhen Pengai*	143,005	22.2%	187,757	28.0%	200,237	28,203	29.3%
Shenzhen Pengcheng*	208,955	32.4%	210,497	31.4%	248,738	35,034	36.5%
Changsha Pengai	50,567	7.8%
Chongqing Pengai*	25,026	3.9%
Shenzhen Yuexin	32,430	4.9%
Shanghai Pengai			40,655	6.1	44,422	6,257	6.5%
Shenzhen Pengai Xiuqi			37,106	5.5	51,431	7,244	7.5%
Yantai Pengai			36,763	5.5
Huizhou Pengai					36,952	5,204	5.4%
Subtotal top five treatment centers	459,983	71.2%	512,778	76.5%	581,780	81,942	85.2%
Total	645,593	100%	670,091	100%	682,587	96,140	100%
*	Indicates flagship hospitals
**	Without considering the one-off impact from Hanfei

Summary information on our flagship hospitals

Shenzhen Pengai

Founded in November 2005, Shenzhen Pengai Hospital was established as our second flagship hospital and was our second largest revenue contributor in 2023. Shenzhen Pengai Hospital has a gross floor area of approximately 6,182 sq.m. with 7 surgical rooms and 38 treatment rooms. As of December 31, 2023, Shenzhen Pengai Hospital had 7 major departments including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, anesthesiology, medical laboratory, and medical imaging.

Shenzhen Pengai Hospital serves as the training base for the Dalian Medical University College of Aesthetic and Plastic Surgery. As of December 31, 2023, Shenzhen Pengai Hospital had 300 employees, including 41 doctors, 47 nurses, 27 other medical staff and 185 non-medical staff.

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

Pengcheng Hospital

Founded in 1997, Pengcheng Hospital became our first flagship hospital in 2003 to provide both aesthetic medical services and general healthcare and other aesthetic services. Pengcheng Hospital was also our largest revenue contributor in 2023. As of the date of this annual report, this treatment center has a gross floor area of approximately 8,391 sq.m. with 7 surgical rooms and 59 treatment rooms. It is equipped with advanced medical devices, such as Thermage radiofrequency systems, Body-Jet liposuction systems and Aesculap flexible neuroendoscopy systems. As of December 31, 2023, Pengcheng Hospital had 19 major clinical departments, including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, surgical, gynecology, internal medicine, otorhinolaryngology, laboratory testing, radiology, anesthesiology etc. As of December 31, 2023, Pengcheng Hospital had 496 employees, including 45 doctors, 83 nurses, 41 other medical staff and 327 non-medical staff.

Integration

Efficient and effective integration of new treatment centers into our network is an important component of our business strategies and a driver of our success. Crucial to successful integration of acquired treatment centers is our post-acquisition integration plan, which involves a dedicated post-acquisition taskforce that conducts a detailed review of the acquired treatment center’s equipment, systems and personnel. In particular, we focus on ensuring that the medical professionals at the acquired treatment centers comply with our country-wide protocols and meet our quality standards. In order to retain these personnel, we offer a compelling employment package that includes ongoing training and a performance-based compensation scheme that aligns their interest with those of the treatment centers.

Aside from service protocols and quality of staff, we also maintain standardized indoor decor to lend consistency to the look and feel of our treatment centers. We regularly review and adjust the mix and focus of clinical departments to leverage each treatment center’s unique strengths to enhance its reputation and profile.

Our customers

Our customers are primarily female individuals residing in China. The majority of our customers are aged between 18 and 30, and this age cohort represented 45.1% of our customer base in 2023, while customers in the 31 to 40 and above 40 age cohorts represented 34.9% and 19.1% of our customer base in 2023, respectively.

The following table provides a snapshot of our active customer base.

	For the year ended December 31,
	2021*		2022		2023
	Number of		Number of		Number of
	customers	%	customers	%	customers	%
New customers	56,455	23.4%	47,907	22.2%	83,247	36.5%
Repeat customers	185,213	76.6%	168,138	77.8%	144,857	63.5%
Total active customers	241,668	100%	216,045	100%	228,104	100%
*	Without considering the one-off impact from Hanfei

Our active customer base, defined as customers who have received at least one procedure in the relevant year, was 241,668, 216,045, and 228,104 respectively, in 2021, 2022 and 2023, representing a CAGR of -3.0%. Our treatments are transactional in nature and we have not entered into any long-term agreements with our customers.

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

Due to the nature of our business and the subjective nature of the level of satisfaction with aesthetic medical services, we receive complaints from time to time. Customer complaints are usually in relation to staff attitude, dispute over pricing (competitor offering an equivalent service for less), over-promise, longer than expected recovery time or general dissatisfaction with treatment results, which includes potential side effects. The majority of customer complaints relate to general dissatisfaction with treatment results.

The overall number of complaints we typically receive is low—we received 231, 151 and 234 complaints for the years ended December 31, 2021, 2022 and 2023, respectively, based on the finalized “Settlement Agreements” signed by both parties. The total number of complaints received represented 0.05%, 0.03% and 0.05% of the total number of aesthetic treatments provided for the years ended December 31, 2021, 2022 and 2023, respectively. In particular, the percentage of the number of customer complaints attributable to general dissatisfaction with treatment results out of the total number of aesthetic treatment procedures we performed in 2021, 2022 and 2023, respectively, was level at approximately 0.05%, 0.03% and 0.05%.

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

In order to ensure the highest level of customer satisfaction and to maintain our strong brand name, we have taken a relatively generous approach in offering such refunds and compensation historically. In 2021, 2022 and 2023, the amount of refunds and compensation incurred was RMB3.5 million, RMB2.8 and RMB2.4 million (US$0.3 million), respectively, representing 0.5%, 0.4% and 0.4% of our total revenue for the corresponding period. We believe that the number of complaints we received and the amount of refunds and compensation incurred were insignificant, considering the size of our operation, the nature of our industry, and the relatively generous approach we took in offering such refunds and compensation. We seek to further enhance the quality of our service offerings and upkeep our rigorous medical standards, to continue to maintain the customer complaints we received at a low level.

Our suppliers

As of December 31, 2023, we had approximately 398 suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. Our suppliers fall into five key categories: medical devices, energy-based equipment, implants, injection materials and other medical consumables. In general, we have worked with our major suppliers for more than ten years and believe we maintain strong relationships with them. In 2021, 2022 and 2023, our five largest suppliers in each respective year in aggregate accounted for 26.4%, 24.3% and 24.2%, respectively, of our total amount of purchases, and our single largest supplier accounted for 6.9%, 6.0% and 9.3% of our total amount of purchases, during the same periods, respectively.

We have a system for selecting reliable and quality suppliers, with a selection and review process based on qualification of the business and/or products, pricing, reputation, service quality, delivery schedule and product offering. We maintain multiple suppliers for key categories of purchases to ensure continuity and quality of supply. Payment terms with the majority of our suppliers are on open account. Certain suppliers grant us credit periods ranging from 10 to 60 days, although we generally pay on delivery.

During the three years ended December 31, 2023, we did not encounter any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices.

To the knowledge of our directors, none of our directors or any shareholder who owns more than 5% of our issued share capital, nor any of their respective associates, has any ownership interest in any of our five largest suppliers.

Our equipment

We are committed to utilizing high quality equipment for our services. We owned a wide variety of energy-based treatment and non-surgical aesthetic equipment. Our key equipment includes the Lumenis M22, Alma Harmony XL pro, Candela Picoway, Fotona4D Pro, Peninsula MicroUltra, Peninsula Gold Microneedle, Alma Accent XL, Alma BeautiFill and Thermage FLX, and play an important role in achieving high quality aesthetic outcomes for our customers. We source our energy-based equipment and related components from our suppliers in the United States, Europe, and China. In 2021, 2022 and 2023, we entered into sale-and-lease-back arrangements with a third party financial lease service provider for a term of two years with an aggregate principal amount of RMB127.7 million, RMB90.1 million and RMB47.5 million, respectively. The net book value of equipment under such arrangements accounts for approximately 16%, 37% and 16% of the total value of our equipment in 2021, 2022 and 2023, respectively. We believe finance lease is a common approach for financing activities.

Sales and marketing

As of December 31, 2023, we had an effective, disciplined sales and marketing team of 154 who, in addition to a base salary, generate commissions based on the number and types of procedures sold. We have strict policies governing our sales and marketing activities to ensure the consistency of our offering and our customers’ experience. For example, we have standardized service catalogs, sales scripts and price lists throughout the network, with management and/or supervisor approval required for deviations such as discounts. In addition, prior to effecting each sale transaction, the treatments proposed by our sales staff are reviewed and approved by our doctors to ensure feasibility and compliance with internal policies. Customers then pay in full prior to receiving the treatments, using a range of payment methods.

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

In the second quarter of 2022, we have developed new customer acquisition strategies through the establishment of online and offline collaboration with renowned enterprises to target potential customers with high level of consumption. These new B2B methods have complemented our existing B2C marketing initiatives and helped optimize our overall marketing efficiency.

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

In 2023, we further enhanced our marketing strategies by integrating the Xiaohongshu (Little Red Book) platform, unifying the management of marketing activities across all medical institutions. This consolidation significantly improved operational efficiency and heightened the exposure of our brand. Additionally, we expanded our reach by launching livestreaming on Douyin (TikTok). Transitioning from individual live broadcasts by various medical institutions, we adopted a unified approach by collaborating with Douyin influencers. Customers could seamlessly order medical services during livestream sessions, with the added convenience of utilizing services across all company-affiliated medical facilities.

Since February 2024, the PRC government has implemented a series of policies prohibiting public domain livestreaming, which has had a certain impact on our livestreaming business. Nevertheless, based on the prevailing circumstances, most private domain livestreams can still operate normally. Therefore, we will adjust our marketing strategies accordingly in response to regulatory changes to ensure the continued acquisition of new customers.

Competition

The aesthetic medical services market in China is highly competitive and fragmented with numerous market participants. Our competitors include major privately-owned multi-site operators in China such as Mylike, Yestar, brands under Lancy Co.,Ltd., Aist and Evercare. We believe the principal competitive factors in this market are price and quality of service, variety of services rendered, convenience and proximity of treatment center location to place of business or residence, brand recognition and reputation, targeted marketing and customized services.

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

Intellectual property

As of December 31, 2023, we had (i) 37 registered trademarks, 32 of which are in mainland China and 5 in Hong Kong, (ii) 40 registered domain names, of which all are registered in mainland China, and (iii) 2 registered patents, of which all are registered in mainland China. Our principal intellectual property rights are our registered trademarks such as “鹏爱” (Pengai), as well as our patented technologies, which include a device and method for measuring facial symmetry and a device and method for mandibular shaping.

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

In order to maintain our substantial market position in the aesthetic medical services market in China, we have active dialogue and exchange of information and experts with well-respected aesthetic medical institutions and consulting companies in mainland China to learn about and adopt new aesthetic medical treatments and advanced technologies. Any knowledge gleaned from these exchanges is shared with our medical staff via our training programs. We believe this allows us to strengthen our technological advantage in this market and anticipate and respond quickly to our customers’ needs and improve the quality, safety and efficiency of our services.

We do not maintain product liability insurance for the medical devices and energy-based equipment. We do not maintain business interruption insurance or key employee insurance for our executive officers or professional malpractice liability insurance for key doctors and medical staff in most of our aesthetic medical treatment centers because the non-surgical aesthetic treatments, which contribute a major portion of our revenue, are less invasive, quicker to recover and therefore less risky.

The premiums that we paid for our insurance were RMB541,358, RMB149,034 and nil in 2021, 2022 and 2023, respectively, representing 0.08%, 0.02% and nil of our revenue for those periods, respectively. During the three years ended December 31, 2023, we did not submit any material professional malpractice liability insurance claims. However, we might be subject to liabilities that exceed our insurance coverage. See “Item 3. Key Information—3.D. Risk Factors—Risk relating to our business and our industry— Our business is subject to professional and other liabilities for which we may not be insured.”

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

Law on Maternal and Infant Healthcare and Its Implementation Measures

The Law on Maternal and Infant Healthcare, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994, came into effect on June 1, 1995, and was amended on August 27, 2009 and November 4, 2017, and the Implementation Measures of the Law of the People’s Republic of China on Maternal and Infant Healthcare, which was promulgated by the State Council and came into effect on June 20, 2001 and was last amended on July 20, 2023, require medical institutions engaged in (i) genetic disease diagnosis and prenatal diagnosis, (ii) pre-marital medical examinations, or (iii) midwifery services, ligature operations or operations for termination of gestation, to be licensed by the public health administrative authority of different levels as required to obtain the corresponding qualification certificates.

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

Categories of Medical Institutions in the PRC

According to the Basic Standards for Medical Institutions (For Trial Implementation), which was promulgated on September 2, 1994 and partly abrogated on August 2, 2010, March 15, 2011, December 5, 2011 and December 20, 2022, and the Interim Measures for the Assessment of Medical Institutions promulgated by the Ministry of Health on September 21, 2011, medical institutions in the PRC are divided into three classes (Class I, II and III) with regard to their medical practice conditions, including but not limited to, the amount of registered beds, treatment departments, personnel, properties, equipment, completeness of their internal rules and regulations as well as payment of registered capital.

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

Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation)

The Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation), which was promulgated by the Ministry of Health and came into effect on April 16, 2002, specifies basic standards that aesthetic medical hospitals, aesthetic medical outpatient departments, aesthetic medical clinics and aesthetic medical specialty departments should meet, such as the required number of beds, clinical departments and medical personnel. Certain basic standards for each type of aesthetic medical institutions are set forth below.

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

Guiding Opinions on Further Strengthening the Supervision of the Medical Aesthetics Industry

On May 4, 2023, the State Administration for Market Regulation, the Ministry of Commerce, State Administration of Traditional Chinese Medicine, National Health Commission of the PRC, National Medical Products Administration of the PRC, among others, jointly promulgated the Guiding Opinions on Further Strengthening the Supervision of the Medical Aesthetics Industry, which stipulates the guiding opinions on the following aspects: (i) strengthening the access management of the medical aesthetics industry; (ii) strengthening the comprehensive supervision during and after relevant events; (iii) strengthening the supervision of related fields and industries; (iv) strengthening the organization and leadership.

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

Announcement regarding the Adjustment of Certain Content in the Medical Devices Classification Catalog

On March 28, 2022, the National Medical Products Administration promulgated the Announcement regarding the Adjustment of Certain Content in the Medical Devices Classification Catalog, which provides that, among others, since April 1, 2024, radiofrequency therapy devices and radiofrequency skin treatment devices that have not obtained registration certificates of medical devices in accordance with the law shall not be produced, imported or sold.

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

Announcement regarding the Adjustment of Certain Content in the Medical Devices Classification Catalog

On March 28, 2022, the National Medical Products Administration promulgated the Announcement regarding the Adjustment of Certain Content in the Medical Devices Classification Catalog, which provides that, among others, since April 1, 2024, radiofrequency therapy devices and radiofrequency skin treatment devices that have not obtained registration certificates of medical devices in accordance with the law shall not be produced, imported or sold.

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

Regulations on Point Accumulation and Deduction for Medical Institution Malpractice in Shanghai

On January 30, 2007, the Health Department of Shanghai promulgated the Notice on Improving the Management of Point Accumulation for Medical Institution Malpractice in Shanghai, which came into effect on the same date, establishing the archive management system and laying out detailed procedures for archive management. The Administrative Measures of Shanghai on Point Deduction for Medical Institutions Malpractice, or the Shanghai Measures which was promulgated on November 27, 2023 and came into effect on January 1, 2024 by the Health Department of Shanghai, specifies certain circumstances under which a medical institution’s malpractice points will be deducted and the number of points to be deducted under each circumstance. A medical institution’s malpractice points may be subject to deduction each examination and verification period following the issuance date of the Medical Institution Practicing License or the qualification date of the previous examination and verification period. Upon expiration of each deduction period, the deducted malpractice points are reset to zero. Where a medical institution has a one-year examination and verification period and its malpractice points are deducted by more than 12 during such period, or where a medical institution has a three-year examination and verification period and its malpractice points are deducted by more than 36 during such period (1) if it is within 3 months before the expiration of the current examination and verification period, the registration authority should order such medical institution to apply for examination and verification immediately and should extend the examination and verification period of such medical institution by one to six months. The medical institution must then apply for re-examination and verification upon the expiration of the extended examination and verification period, whereas, in the event that the malpractice points are deducted by more than 6 during the extended examination and verification period, the medical institution will fail the re-examination and verification and its Medical Institution Practicing License will be revoked by the registration authority; (2) the legal representative and principal responsible person of such medical institution shall take the examination regarding relevant laws and regulations of health care organized by the health administrative department. If such persons do not take the examination or fail the examination, such medical institution will be deemed unqualified for re-examination and re-verification, and its Medical Institution Practicing License will be revoked by the registration authority. Medical institutions at all levels in Shanghai must comply with the Shanghai Measures, provided that such medical institutions have legitimately obtained a Medical Institutions Practicing License within the administrative area of Shanghai.

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

Administrative Measures of Shandong Province on Point Deduction for Medical Institution Malpractice

Administrative Measures of Shandong Province on Point Deduction for Medical Institution Malpractice, which was promulgated on June 11, 2023 and came into effect on July 13, 2023 by the Health and Family Planning Commission of Shandong Province, specifies certain circumstances under which a medical institution’s malpractice points will be deducted and the number of points that will be deducted under each circumstance. The malpractice points of a medical institution may be deducted in each year following the issuance date of its Medical Institution Practicing License. Upon expiration of the one-year deduction period, the malpractice points are reset to zero. For a medical institution with a one-year examination and verification period, if its malpractice points are deducted by more than 18 points during such period, the registration authority may extend the examination and verification period of such medical institution by one to six months. The extended one to six months examination and verification period will also be made to a medical institution with a three-year examination and verification period if its malpractice points are deducted by more than 80 during the three-year period. The aforesaid measures are applicable to all kinds of public and private medical institutions at all levels that have obtained the Medical Institution Practicing License according to laws within the administrative areas of Shandong Province.

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

Administrative Measures for Internet Advertisement

The Administrative Measures for Internet Advertisement, which was promulgated by the State Administration of Market Regulation on March 24, 2023 and came into effect on May 1, 2023, provides that internet advertisement must be identifiable and can make consumers recognize it as an advertisement. For goods or services ranked according to bidding, advertisement publishers shall indicate the word “advertisement” prominently in order to make a clear distinction with the natural search results. No entity and individual may publish any advertisement of prescription pharmaceuticals by means of the internet unless otherwise provided by laws and regulations. No advertisement of any medical treatment, pharmaceuticals, medical devices, pesticides, veterinary medicines, dietary supplements, foods for special medical purpose or other advertisements which are subject to review by advertisement review authorities as required by laws and regulations may be released unless it has passed such review. Internet advertisements which are subject to review shall be released strictly in accordance with the contents which have passed such review, and shall not be edited, spliced or modified. Where the contents of advertisements which have passed review need to be modified, a new application for advertisement review shall be submitted.

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

Regulations related to foreign investment in the PRC

Company Law of the People’s Republic of China

The Company Law of the People’s Republic of China, which was promulgated by the Standing Committee of National People’s Congress on December 29, 1993, came into effect on July 1, 1994, and was amended in 1999, 2004, 2005, 2013, 2018 and 2023, provides that companies established in the PRC may either be limited liability companies or companies limited by shares. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

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

Notice on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises

The Notice on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, was promulgated by the SAFE on March 30, 2015, came into effect on June 1, 2015, was amended on December 30, 2019, March 23, 2023 and was partly replaced by the Notice on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which was issued on June 9, 2016 and last amended on December 4, 2023. According to Circular 19, the foreign exchange capital of foreign invested enterprises will be subject to the willingness settlement of foreign exchange capital, or the Willingness Foreign Exchange Settlement. The Willingness Foreign Exchange Settlement means that foreign exchange capital in the capital account of a foreign invested enterprise of which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign invested enterprise. The proportion of the Willingness Foreign Exchange Settlement of the foreign exchange capital of a foreign invested enterprise is temporarily determined as 100%. The RMB fund converted from the foreign exchange capital shall be kept in a designated account. If a foreign invested enterprise needs to make further payments from such account, the enterprise needs to provide supporting documents and go through the review process with the banks. Furthermore, Circular 19 and Circular 16 provides that the use of capital by foreign-invested enterprises must comply with the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign invested enterprise and capital in RMB obtained by the foreign invested enterprise from foreign exchange settlement may not be used for the following purposes: (1) direct or indirect payment beyond the business scope of the enterprises or a payment prohibited by relevant laws and regulations, (2) direct or indirect investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk rating results of not higher than grade II), (3) direct or indirect grant of loans to non-affiliated enterprises (unless permitted by the scope of business), and (4) purchasing residential real estate not for self-use (except for enterprises engaging in real estate development and leasing).

Circular on Further Promoting Cross-border Trade and Investment Facilitation

On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which was amended on December 4, 2023. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without equity investment as in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

Measures for the Standard Contract for Outbound Transfer of Personal Information

The Measures for the Standard Contract for Outbound Transfer of Personal Information, which was promulgated by the CAC on February 22, 2023 and came into effect on June 1, 2023, provides the basic principles and requirements on the outbound transfer of personal information outside the PRC under the standard contract provided by the CAC. Pursuant to the Measures for the Standard Contract for Outbound Transfer of Personal Information, any personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions and conduct a personal information protection impact assessment: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. The Measures also provides that the personal information handler shall not carry out the outbound transfer until the standard contract enters into force, and shall file a reocrd with the cyberspace authority at the provincial level within 10 working days from the effective date of the standard contract executed.

Provisions on Promoting and Regulating Cross-border Data Flow

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, or the Provisions, which takes effect on the same day. According to the Provisions, a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i)where a critical information infrastructure operator provides personal information or critical data to offshore entities and individuals; (ii) where any data processor other than a critical information infrastructure operator provides critical data to offshore entities and individuals, or provides personal information (excluding sensitive personal information) of not less than one million individuals or sensitive personal information of not less than 10,000 individuals in aggregate to offshore entities and individuals since January 1 of the current year. The Provisions also provides certain exceptions where a data processor is not required to apply for security assessment for cross-border data transfer, conclude standard contract for cross-border transfer of personal information or pass authentication for personal information protection. In case of any discrepancy between the Provisions and the relevant provisions such as Measures for the Security Assessment of Outbound Data Transfer promulgated on July 7, 2022 and The Measures for the Standard Contract for Outbound Transfer of Personal Information promulgated on February 22, 2023, the Provisions shall prevail.

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

4.C. Organizational Structure

(1)

As of the date of this annual report, “Relevant Subsidiaries” are to, collectively, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly, with ownership percentages of 27%, 26%, 3%, 15%, 12%, 25%, and 25% respectively. We refer to these equity interests held by Mr. Zhou Qiuming or Dr. Zhou Pengwu as the “Target Equity Interests,” which constitute all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries.

(2)

As of the date of this annual report, except for the Target Equity Interests representing all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s equity interests in the Relevant Subsidiaries which we consolidate through Contractual Arrangements as further described below, the remaining equity interest in our PRC operating subsidiaries is held by unaffiliated third parties and certain of our employees.

(3)

Other major subsidiaries are those treatment center subsidiaries other than Relevant Subsidiaries under Shenzhen Pengai Hospital Investment Management Co., Ltd. Shenzhen Pengcheng Hospital, Shenzhen Pengai Aesthetic Medical Hospital and Haikou Pengai Aesthetic Medical Hospital Co., Ltd. were established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions. The table below sets forth other major subsidiaries as of the date of this annual report and our beneficial interest in such subsidiaries.

Subsidiaries	Beneficial Interest
Haikou Pengai Aesthetic Medical Hospital Co., Ltd.	87.0%
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	67.5%
Shenzhen Pengai Aesthetic Medical Hospital	100.0%
Shenzhen Pengcheng Hospital	100.0%

Contractual Arrangements with respect to Target Equity Interests

Pursuant to the Foreign Investment Catalog 2015, which became effective in April 2015, foreign investors in PRC medical institutions can only conduct investment activities through joint ventures. The foreign shareholding in these entities is limited to 70.0% as stipulated in the JV Interim Measures since the effective date of the Foreign Investment Catalog 2015. We historically held more than 70.0% equity interest in certain of our PRC subsidiaries that are medical institutions which we acquired or established after the effective date of the Foreign Investment Catalog 2015. Due to such restriction, we had decreased our shareholding to no more than 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. Between 2018 and 2023, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Mr. Zhou Qiuming, Shenzhen Pengai Investment, the Relevant Subsidiaries, Ms. Ma Xiuhua, and Ms. Ding Wenting regarding the Target Equity Interests. Some of these Relevant Subsidiaries were deregistered or divested during this period. However, the remaining Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws. Reference is made to the 6-K report of the Company filed with the SEC on August 17, 2023. As of December 31, 2023, Dr. Zhou Pengwu had concluded the transfer of his shares in four of the relevant subsidiaries to Mr. Zhou Qiuming, with one subsidiary remaining unaffected, namely Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd.

Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 32.3%, 31.1% and 24.1% of our total revenue in 2021, 2022 and 2023, respectively. Our revenue is not affected by the Contractual Arrangement as we own 65% or more direct equity interest in each of the Relevant Subsidiary and do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries. We incurred net loss of RMB39.9 million in the year ended December 31, 2023. Excluding the Contractual Arrangement in the Relevant Susbsidies, a net loss of RMB34.2 million would be attributable to equity holders of our Company.

Treatment centers	Share percentage registered under the China State Administration for Market Regulation	Treatment centers’ revenue and net profit with Contractual Arrangement including minority interests in 2023 (RMB)		Treatment centers’ net profit without Contractual Arrangement including minority interests in 2023 (RMB)
		Revenue	Net profit/(loss)	Net profit/(loss)
Shenzhen Pengai Xiuqi	67%	51,430,789	(1,707,822)	(1,246,710)
Guangzhou Pengai Xiuqi	70%	12,145,371	(3,536,274)	(3,430,186)
Shanghai Pengai	65%	44,421,973	(5,272,955)	(4,482,012)
Shanghai Pengai Jiahong	52%	7,276,446	(3,329,689)	(2,930,126)
Beijing Pengai	70%	20,089,729	(18,914)	(14,186)
Yantai Pengai	70%	28,874,452	(5,721,313)	(4,290,984)

Group consolidated statements without Contractual Arrangement in 2023 (RMB)
Revenue	Net profit/(loss)	Profit/(loss) attributable to owners of the Company
682,587,282	(36,729,461)	(34,239,081)

With respect to our control over the Target Equity Interests, the Contractual Arrangements may not be as effective as direct ownership. If the Relevant Subsidiaries and/or Mr. Zhou Qiuming and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. See “Item 3. Key Information—3.D. Risk Factors—Risks relating to our corporate structure—The Contractual Arrangements may not be as effective in providing control as direct ownership and the Relevant Subsidiaries or Mr. Zhou Qiuming or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements.”

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

Loan agreement

Shenzhen Pengai Investment, as the lender, entered into certain loan agreements with Mr. Zhou Qiuming or Dr. Zhou Pengwu, as the borrower. Pursuant to each of these loan agreements, Shenzhen Pengai Investment agrees to extend a loan to Mr. Zhou Qiuming or Dr. Zhou Pengwu in an equivalent amount to the purchase price to be paid by Mr. Zhou Qiuming or Dr. Zhou Pengwu for acquiring the Target Equity Interests. Pursuant to each of these loan agreements, Mr. Zhou Qiuming or Dr. Zhou Pengwu shall repay the loan by transferring the current and future economic interest of the Target Equity Interests to Shenzhen Pengai Investment.

Economic interest transfer agreement

Mr. Zhou Qiuming or Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain economic interest transfer agreements. Pursuant to each of these economic interest transfer agreements, the economic interest in relation to the Target Equity Interests currently held and subsequently acquired by Mr. Zhou Qiuming or Dr. Zhou Pengwu, including but not limited to (i) incomes arising from the disposal of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (ii) dividends and bonus obtained on the basis of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (iii) residual assets and other economic profits allocated after the liquidation of the Relevant Subsidiary, and (iv) any other cash income, property and economic benefit arising from the Target Equity Interests (including derivative equity interest of the Target Equity Interests), shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Mr. Zhou Qiuming or Dr. Zhou Pengwu under each loan agreement is deemed fully discharged.

Exclusive option agreement

Mr. Zhou Qiuming or Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain exclusive option agreements. Pursuant to these exclusive option agreements, Mr. Zhou Qiuming or Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiary, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of Mr. Zhou Qiuming or Dr. Zhou Pengwu and the Relevant Subsidiary undertakes that, among others, without the prior written consent of Shenzhen Pengai Investment, he or it shall or shall cause the Relevant Subsidiary not to declare any dividends or distribute any residual profits, change or amend its articles of association, increase or decrease its registered capital, or change its structure of registered capital in other manners. In the event that Mr. Zhou Qiuming or Dr. Zhou Pengwu increases its capital injection into the Relevant Subsidiary, Mr. Zhou Qiuming or Dr. Zhou Pengwu undertakes and confirms that any additional equity so acquired shall be subject to the purchase option. Unless terminated by Shenzhen Pengai Investment at its sole discretion, the exclusive option agreement will remain effective until all equity interest in the Relevant Subsidiary held by Mr. Zhou Qiuming or Dr. Zhou Pengwu are transferred or assigned to Shenzhen Pengai Investment or its designated person(s).

Equity interest pledge agreement

Mr. Zhou Qiuming or Dr. Zhou Pengwu as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Mr. Zhou Qiuming or Dr. Zhou Pengwu has pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiary acquired by him to Shenzhen Pengai Investment to guarantee the performance by Mr. Zhou Qiuming or Dr. Zhou Pengwu and the Relevant Subsidiary of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiary or Mr. Zhou Qiuming or Dr. Zhou Pengwu breaches any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Mr. Zhou Qiuming or Dr. Zhou Pengwu shall not permit the existence of any security interest or other encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiary shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Mr. Zhou Qiuming or Dr. Zhou Pengwu discharge all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Mr. Zhou Qiuming or Dr. Zhou Pengwu or the Relevant Subsidiary under these agreements or invalidity, revocation and termination of any of these agreements.

Power of attorney

Pursuant to relevant power of attorney executed by Mr. Zhou Qiuming or Dr. Zhou Pengwu, he has irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of such shareholder’s voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries, including but not limited to, the right to attend shareholder meetings, the right to vote, the right to sell, transfer, pledge or depose of the Target Equity Interests and the right to appoint legal representatives, directors and other management. The proxy agreement remains effective as long as Mr. Zhou Qiuming or Dr. Zhou Pengwu remains a shareholder of the Relevant Subsidiary, unless Pengai Investment has given contrary written instructions.

Spousal consent letter

Pursuant to relevant spousal consent letters executed by Ms. Ma Xiuhua, the spouse of Mr. Zhou Qiuming, or Ms. Ding Wenting, the spouse of Dr. Zhou Pengwu, she unconditionally and irrevocably agreed that the equity interest in each of the Relevant Subsidiaries held or to be held by Mr. Zhou Qiuming or Dr. Zhou Pengwu and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. Ms. Ma Xiuhua or Ms. Ding Wenting agreed not to assert any rights over the equity interest in the Relevant Subsidiaries held or to be held by Mr. Zhou Qiuming or Dr. Zhou Pengwu. In addition, in the event that Ms. Ma Xiuhua or Ms. Ding Wenting obtains any equity interest in each of the Relevant Subsidiaries for any reason, she agreed to be bound by the Contractual Arrangements.

In the opinion of Han Kun Law Offices, our PRC counsel, (i) the above Contractual Arrangements currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and (ii) the agreements under the Contractual Arrangements among Mr. Zhou Qiuming or Dr. Zhou Pengwu, Shenzhen Pengai Investment and Relevant Subsidiaries are governed by PRC laws or regulations, are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not contravene applicable PRC laws or regulations currently in effect.

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

4.D. Property, Plant and Equipment

As of the date of this annual report, we own building ownership rights to certain buildings on four different parcels of land in Shenzhen, Huizhou and New York with a total gross floor area of 3,905 sq.m. Shenzhen Pengai Investment, one of our subsidiaries, is the owner of these buildings. Shenzhen Pengai Investment has obtained the relevant property rights certificates.

Two of our owned properties, which are located in Luohu District, Shenzhen, and Huicheng District, Huizhou, Guangdong, are leased to Pengcheng Hospital and Huizhou Pengai for the operation of their businesses, respectively.

The majority of the properties on which we operate in mainland China are leased. As of the date of this annual report, we own four different properties with a total gross floor area of 3,905 sq.m and we leased properties in 10 different locations with an aggregate gross floor area of 23,344 sq.m.

The following table sets forth the number of lease agreements by expiry year.

Number of
Expiry year	leases
2024	—
2025	5
2026+	12

Item 4.A. Unresolved Staff Comments

Not applicable.

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

On January 10, 2023, we entered into a share purchase agreement with a non-affiliated third party, under which we transferred 100% of the equity of our wholly-owned subsidiary, Shenzhen Miaoyan Medical Technology Investment Co., Ltd. to this third party for a consideration of RMB1.9 million due to our strategy to further focus on mature and profitable institutions. As of the date of this annual report, the transaction has been closed. In December 2023, as part of our initiative to divest non-performing assets, we closed the transaction of transferring 100% equity ownership of another wholly-owned subsidiary, Stargaze Wealth Limited, to a third party for a nominal consideration of USD1.00.

Number of procedures performed and average spending per procedure

Revenue from surgical and non-surgical aesthetic medical services is affected by the number of such procedures performed and the average spending per procedure. The number of procedures is generally affected by market demand, the number of our treatment centers and our marketing efforts. Average spending per procedure is generally affected by our product and service mix, customers’ consumption habits, our marketing strategies and our pricing policy. The provision of general healthcare services was affected by the current medical regulatory environment in China in the past, which was not favorable to privately owned general hospitals. However, we will continue to provide high-quality general healthcare services and also focus on other aesthetic medical services, and expect to continue generating revenue from these services.

Cost of sales and services rendered

Our ability to control costs and expenses affects our profitability. Salaries in the medical treatment industry in China have generally been increasing in recent years, and we seek to offer competitive wages and other benefits to recruit and retain quality medical professionals. In addition, our cost of inventories and consumables has been relatively significant during the past few years, comprising 46.5%, 50.9%, and 56.8% of our cost of sales and services rendered in 2021, 2022 and 2023, respectively. Cost of inventories and consumables is affected primarily by the number of procedures we perform.

Successful marketing of our services

In order to enhance public recognition of our brand and new treatment procedures or services in both existing and new markets, we advertise through various media platforms. We utilize various marketing tools, including advertising on traditional media and online channels, hosting promotional events and circulating promotional materials, to attract new customers, retain our existing customers and increase customers’ spending. We have been seeking to optimize the marketing channels we use, and to deepen our cooperation with new media marketing channels such as Meituan, Dianping, So-Young and Xiaohongshu, in order to improve the efficiency of our sales and marketing efforts. Our advertising and marketing expenses were RMB255.5 million, RMB132.2 million and RMB164.2 million (US$23.1 million) in 2021, 2022 and 2023, respectively, accounting for 39.6%, 19.7% and 24.1% respectively, of our revenue for the same periods. The effectiveness of our marketing and promotional efforts will directly impact our revenue and profitability.

Ability to introduce and develop innovative aesthetic medical service techniques

Success in the aesthetic medical market requires us to monitor closely market trends and customer preferences, introduce new treatment procedures and services, and enhance our existing services and procedures. Our ability to adopt the latest technologies and quickly and cost-effectively respond to our customers’ ever changing preferences are key to our success. We frequently encourage our doctors and management teams to attend national aesthetic medical technology conferences organized by suppliers or industry committees. This facilitates our doctors’ interaction with leading domestic scholars, fostering learning and exchange of medical expertise. This practice not only elevates the reputation of our brand but also cultivates advancements and innovations in our doctors’ skills, thereby enhancing our overall competency in the field of the aesthetic medical industry.

Seasonality

Our operating results are exposed to seasonal fluctuations of demand for our services. Although our revenue was slightly lower in the second half of 2022 caused by a rise in the number of people infected with COVID-19 in December, during 2021 and 2023, we have experienced relatively higher customer visits in the second half of each financial year, which was mainly because we experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2021 and 2023.

Favorable Policies

On July 26, 2022, the Development and Reform Commission of Shenzhen Municipality issued an action plan for promoting the healthcare and aesthetic medical industry in the city, with an aim to strengthen the operating standards and enhance service quality of the aesthetic medical enterprises. Pursuant to the action plan, aesthetic medical enterprises which are newly accredited by the Joint Commission on Accreditation of Healthcare Organizations shall receive a project subsidy of 20% of the total investment, up to RMB 10 million, on merit basis. Enterprises which help standardize the aesthetic medical services in Shenzhen shall also be giving a maximum subsidy of RMB0.5 million on merit basis. It is expected that these will accelerate the market consolidation as non-complying practitioners will be eliminated. The policies are expected to benefit leading aesthetic medical companies of high operational quality and compliance status such as our company.

On February 23, 2024, Focus Report, a comprehensive news program launched by China Central Television on April 1, 1994, aimed at providing in-depth news coverage, aired “Medical Aesthetics Livestream: Boosting Sales or Causing Trouble, ” which clearly pointed out that aesthetics medical falls under medical activities, and the majority of current livestreams promoting “sales” in aesthetic medical industryare suspected of illegally advertising medical services. Some livestreams selling aesthetic medical products engage in extensive false advertising, who use low prices to attract viewers online, then demand additional fees or purchases of other products or services offline, deliberately misleading and defrauding consumers, and selling multiple non-compliant products. Halting these livestreams is significant as it reinstates the medical essence of aesthetic medical industry. The combination of high-quality aesthetic medical products and offline services from reputable institutions fosters a robust industry ecosystem, promoting compliance and healthy growth. This may ultimately benefit company like us, who is known for adhering to regulations.

Our expansion through organic growth and acquisitions

From January 1, 2019 to December 31, 2021, organic growth and the acquisition of new treatment centers were important contributors to our revenue growth. In 2020, we opened one and acquired four new treatment centers, excluding treatment centers from Hanfei as the Hanfei acquisition was terminated in 2021. These treatment centers, to the extent that they started operations, contributed RMB24.2 million additional revenue in 2020. In October 2020, the Group entered into an agreement to acquire 95% of equity interest of Beijing Aomei Yixin Investment Consultant Co., Ltd. (“Beijing Aomei Yixin”) with consideration of RMB11.5 million. The transaction has been completed in January 2021 and Beijing Aomei Yixin becomes a subsidiary of the Company since then. In 2021, we acquired one treatment center, the “Guangzhou Meixi Aesthetic Medical Clinic Company Limited” whose name was then changed into “Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd”. In August 2022, Beijing Haiyue Xingguang Aesthetic Medical Clinic’s name was changed into “Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic”. In January 2024, Shanghai Jiahong Aesthetic Medical Outpatient Department Co., Ltd.’s name was changed into “Shanghai Pengai Jiahong Aesthetic Medical Outpatient Department Co., Ltd. ”

Certain statements of comprehensive income line items

Revenue

We have one reporting segment and generate revenue from three service offerings: (i) non-surgical aesthetic medical services, comprising minimally invasive aesthetic treatments and energy-based treatments, (ii) surgical aesthetic medical services, and (iii) general healthcare services and other aesthetic medical services. We regard our non-surgical and surgical aesthetic medical services as our core business that we believe will have the greatest impact on our future results of operations. The following table sets forth a breakdown of our revenue, as an amount and as a percentage of total revenue, by service offering for the periods indicated.

	For the year ended December 31,
	2021		2022		2023
	RMB		RMB		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	177,187	27.4%	223,891	33.4%	234,811	33,073	34.4%
Energy-based treatments	157,061	24.3%	258,394	38.6%	240,063	33,812	35.2%
Sub-total	334,248	51.7%	482,285	72.0%	474,874	66,885	69.6%
Surgical aesthetic medical services	243,070	37.7%	132,628	19.8%	143,057	20,149	21.0%
General healthcare services and other aesthetic medical services	68,275	10.6%	55,178	8.2%	64,656	9,107	9.4%
Total	645,593	100.0%	670,091	100.0%	682,587	96,141	100.0%

We had a total revenue of RMB682.6 million (US$96.1 million) in 2023, representing an increase of 1.9% from RMB670.1 million in 2022, primarily due to mitigation of post-COVID influences on our offline services and the enhancement of new customer acquisition capacity.

Our revenue primarily depends on the number of aesthetic procedures performed and average spending by our customers per aesthetic procedure. The following table sets forth certain of our operating data for the periods indicated.

	For the year ended December 31,
	2021*	2022	2023
Number of aesthetic procedures performed
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	97,156	102,293	90,872
Energy-based treatments	327,083	412,116	398,851
Sub-total	424,239	514,409	489,723
Surgical aesthetic medical services	46,568	30,124	33,865
*	Without considering the one-off impact from Hanfei.

	For the year ended December 31,
	2021*	2022	2023
	RMB	RMB	RMB	US$
Average spending by our customers per aesthetic procedure
Non-surgical aesthetic medical services	788	938	970	137
Minimally invasive aesthetic treatments	1,824	2,189	2,584	364
Energy-based treatments	480	627	602	85
Surgical aesthetic medical services	5,220	4,403	4,224	595
*	Without considering the one-off impact from Hanfei.

From 2021 to 2023, the overall trend of average spending by our customers per aesthetic procedure had generally declined due to a number of factors. For example, as part of our marketing strategy, we encourage potential customers to try out our services by offering a small number of low-ASP treatments; in addition, in order to increase utilization of our equipment, we from time to time offer promotional events to attract new customers; and as such we may adjust our pricing policy in response to increased competition and the decrease in cost of materials, such as hyaluronic acid. These measures have negatively contributed to our overall average spending by customers per procedure, but we believe these measures are beneficial to our overall profitability and long-term growth.

Aesthetic medical services (surgical and non-surgical)

Our aesthetic medical services consist of surgical and non-surgical aesthetic medical services. Our revenue from aesthetic medical services was RMB577.3 million, RMB614.9 million and RMB617.9 million (US$87.0 million) in 2021, 2022 and 2023, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 89.4%, 91.8% and 90.5% in 2021, 2022 and 2023, respectively. The total revenue from aesthetic medical services for 2023 increased by 0.5% primarily due to the increasing customer demand for surgical aesthetic medical treatments after the elimination of the impact of COVID-19 infections.

●	Non-surgical aesthetic medical services. Our non-surgical aesthetic medical services primarily consist of services such as injection treatments, energy-based treatments and thread lifts. Our revenue from non-surgical aesthetic medical services was RMB334.2 million, RMB482.3 million and RMB474.9 million (US$66.9 million) in 2021, 2022 and 2023, respectively. Revenue from non-surgical aesthetic medical services as a percentage of our total revenue was 51.7%, 72.0% and 69.6% in 2021, 2022 and 2023, respectively. The total revenue from non-surgical aesthetic medical services for 2023 decreased by 1.5% primarily due to the divestment of several medical institutions in 2022, including Changsha Pengai, Nanchan Pengai and Hangzhou Pengai.
●	Surgical aesthetic medical services. Our surgical aesthetic medical services primarily consist of services such as eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction. Our revenue from surgical aesthetic medical services was RMB243.1 million, RMB132.6 million and RMB143.1 million (US$20.1 million) in 2021, 2022 and 2023, respectively. Revenue from surgical aesthetic medical services as a percentage of our total revenue was 37.7%, 19.8% and 21.0% in 2021, 2022 and 2023, respectively. The total revenue from surgical aesthetic medical services for 2023 increased by 7.9% primarily due to the elimination of the impact of COVID-19 infections, resulting in a greater willingness among individuals to undergo surgical procedures.

General healthcare services and other aesthetic medical services

General healthcare services and other aesthetic medical services primarily consist of a range of medical services, such as internal medicine, urology, gynecology and obstetrics treatments, as well as various other aesthetic medical treatments, such as dentistry, dermatology and hair loss treatments. Our revenue from general healthcare services and other aesthetic medical services was RMB68.3 million, RMB55.2 million and RMB64.7 million (US$9.1 million), respectively, representing 10.6%, 8.2% and 9.4% of our total revenue, respectively, in 2021, 2022 and 2023. The total revenue from general healthcare services and other aesthetic medical services for 2023 increased by 17.2% primarily due to the enhancements in the operational and marketing capabilities of Pengcheng Hospital’s clinical departments, as well as improvements in hospital renovation and the level of service provided.

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

In 2021, 2022 and 2023, our cost of sales and services rendered amounted to RMB376.1 million, RMB314.5 million and RMB360.5 million (US$50.8 million), respectively, representing 58.3%, 46.9% and 52.8% of our total revenue, respectively.

Gross margin

The table below sets forth a breakdown of our gross margin by service offering for the periods indicated.

	Gross margin
	for the year ended December 31,
	2021	2022	2023
Non-surgical aesthetic medical services	39.4%	55.3%	45.0%
Minimally invasive aesthetic treatments	43.1%	54.5%	45.2%
Energy-based treatments	35.4%	56.0%	44.8%
Surgical aesthetic medical services	50.9%	48.6%	56.8%
General healthcare services and other aesthetic medical services	20.6%	44.0%	40.9%
Overall	41.7%	53.1%	47.2%

The decrease in gross margin from 2022 to 2023 is mainly due to the sale of promotional treatment packages aimed at acquiring new clientele, with some packages involving the use of high-cost medical consumables.

Selling expenses

Selling expenses primarily consist of advertising and marketing expenses, and the employee benefit expenses for our sales team. In 2021, 2022 and 2023, our selling expenses amounted to RMB404.7 million, RMB226.5 million and RMB232.3 million (US$32.7 million), respectively, representing 62.7%, 33.8% and 34.0% of our revenue in the corresponding period. The selling expenses increased by 2.6% to RMB232.3 million (US$32.7 million) from RMB226.5 million in 2022, primarily due to our expanded marketing efforts aimed at attracting new clients and retaining existing ones, as well as investments in salesforce training and development to enhance our competitive edge in the market.

General and administrative expenses

General and administrative expenses primarily consist of employee benefit expenses for our management team, as well as the utility and office expense and rental expense incurred in relation to our administrative staff. In 2021, 2022 and 2023, our general and administrative expenses amounted to RMB207.0 million, RMB150.4 million and RMB138.6 million (US$19.5 million), respectively, representing 32.1%, 22.4% and 20.3% of our revenue in the corresponding period. The general and administrative expenses in 2023 decreased by 7.8%, primarily due to the decrease of ESOP expenses and the optimization of the organizational structure and management capacity.

Fair value loss of convertible note

We designated our convertible note as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible note of RMB4.2 million, RMB26.5 million and RMB0.1 million (US$0.02 million) in 2021, 2022 and 2023, respectively. In September 2020, we entered into a two-and-a-half year Convertible Note Purchase Agreement in a principal amount of USD10 million with ADV, of which USD5 million was actually drew down. In July 2022, we entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement (collectively “Financing Agreements”) with Shenzhen Lafang Investment Management Co., Ltd., ADV and other parties, under which we settled with ADV on the above Convertible Note Purchase Agreement. According to the Financing Agreements, the above Convertible Note held by ADV will no longer accrue interest after July 2022 and ADV undertakes to covert the outstanding principal amount as well as interest into our ordinary shares at the price of RMB4.203 per ordinary share without cash payment upon the final settlement of the Financing Agreements. We also entered into a Warrant Agreement with ADV, under which we were required to pay USD2.7 million to ADV to settle the financial liability under the Exit Payment term in the Convertible Note Purchase Agreement. ADV agreed to postpone our cash payment date of USD2.7 million to December 2024 or, at its discretion, convert such amount at the price of RMB4.67 per ordinary share at any time during this period.

As of the date of this annual report, apart from the warrants issued to ADV, the Company has outstanding warrants issued to Seefar Global Holdings Limited, Wanda, entitling Seefar Global Holdings Limited to purchase 2,698,870 ordinary shares at US$0.001 per share, Wanda to purchase 6,423,983 ordinary shares at the USD equivalent of RMB4.67 per share. For more details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Convertible note”

Impairment of non-current assets

We designated our goodwill, tradenames and property, plant and equipment as a non-financial asset. They were tested annually for impairment. We recorded an impairment of non-current assets of RMB314.0 million in 2021. We recognized no impairment loss in 2022 and 2023. The impairment was identified in 2021 primarily due to our strategic restructuring and impairment assessments at cash-generating unit level and noted several recoverable amounts, which were lower than their carrying amounts for certain cash-generating units. Relevant impairments are non-operating and non-cash items.

Income tax expense

Our income tax expense consists of current income taxation and deferred income tax credit or charge. Our subsidiaries established and operated in the PRC are subject to PRC enterprise income tax at the rate of 25%. The following table shows a breakdown of our income tax expense for the periods indicated.

	For the year ended on
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Current income taxation:
—PRC enterprise income tax	8,208	3,308	1,000	141
Deferred income tax (credit)/charge	(20,006)	(21,375)	(16,136)	(2,273)
Total	(11,798)	(18,067)	(15,136)	(2,132)

Our effective tax rates were (1.7)%, (19.2)% and (27.5)% for the years ended December 31, 2021, 2022 and 2023, respectively, which fluctuation was mainly due to the tax loss not recognised and non-taxable fair value changes in relation to our convertible redeemable preferred shares, convertible note, exchangeable note liabilities and certain other non-tax deductible expenses such as the interest expense on convertible note, share-based compensation expenses, and professional fees in relation to our financing activities but are not capitalized. In 2021 and 2022, derivative financial instruments were also a contributing factor. In 2023, there were no derivative financial instruments.

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

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/Profit before income tax	(681,314)	(94,173)	(55,058)	(7,755)
Adjusted for:
Fair value loss of convertible note	4,240	26,506	116	16
Gains on conversion of convertible note	—	—	(20,420)	(2,876)
Share-based compensation expenses	35,463	27,528	7,514	1,058
Professional fees	30,570	8,888	16,030	2,258
Compensation to suppliers	—	9,794	—	—
Impairment of non-current assets	313,959	—	—	—
Loss on disposal of subsidiaries	21,558	11,330	6,045	851
Loss on disposal of an associate	—	—	—	—
Adjusted profit/(loss) before income tax for the year	(275,524)	(10,127)	(45,773)	(6,447)
Effective tax rate based on adjusted profit before income tax	4.3%	(178.4)%	(33.1)%

Our income tax expense as a percentage of the adjusted profit before income tax for the years ended December 31, 2021, 2022 and 2023 were 4.3%, (178.4)% and (33.1)%, respectively.

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

Results of operations

The following table sets forth our results of operations for the periods indicated in absolute amounts and as a percentage of revenue.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	645,593	670,091	682,587	96,140
Cost of sales and services rendered	(376,092)	(314,505)	(360,540)	(50,781)
Gross profit	269,501	355,586	322,047	45,359
Selling expenses	(404,683)	(226,474)	(232,254)	(32,712)
General and administrative expenses	(206,971)	(150,379)	(138,605)	(19,522)
Finance income	113	155	78	11
Finance costs	(27,230)	(21,635)	(14,474)	(2,039)
Other gains, net	6,074	(24,920)	8,420	1,186
Fair value loss of convertible note	(4,240)	(26,506)	(116)	(16)
Fair value loss of investment properties	—	—	(154)	(22)
Impairment of non-current assets	(313,959)	—	—	—
Share of profits/(losses) of investments accounted for using the equity method	81	—	—	—
(Loss) before income tax	(681,314)	(94,173)	(55,058)	(7,755)
Income tax credit/(expense)	11,798	18,067	15,136	2,132
(Loss) for the year	(669,516)	(76,106)	(39,922)	(5,623)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our revenue increased by 1.9% to RMB682.6 million (US$96.1 million) in 2023 from RMB670.1 million in 2022, primarily due to mitigation of post-COVID influences on our offline services and the enhancement of new customer acquisition capacity.

Non-surgical aesthetic medical services

Revenue from non-surgical aesthetic medical services decreased by 1.5% to RMB474.9 million (US$66.9 million) in 2023 from RMB482.3 million in 2022, primarily due to the divestment of several medical institutions in 2022, including Changsha Pengai, Nanchan Pengai and Hangzhou Pengai.

Surgical aesthetic medical services

Revenue from surgical aesthetic medical services increased by 7.9% to RMB143.1 million (US$20.1 million) from RMB132.6 million in 2022, primarily due to the elimination of the impact of COVID-19 infections, resulting in a greater willingness among individuals to undergo surgical procedures.

General healthcare services and other aesthetic medical services

Revenue from general healthcare services and other aesthetic medical services increased by 17.2% to RMB64.7 million (US$9.1 million) from RMB55.2 million in 2022. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

Cost of sales and services rendered increased by 14.6% to RMB360.5 million (US$50.8 million) from RMB 314.5 million in 2022, primarily due to the sale of promotional treatment packages aimed at acquiring new clientele, with some packages involving the use of high-cost medical consumables.

Gross profit

As a result of the foregoing, our gross profit decreased by 9.4% to RMB332.0 million (US$45.4 million) from RMB355.6 million in 2022. Our gross margin decreased to 47.2% from 53.1% in 2022 primarily due to simultaneous increase in both revenue and cost of sales and services rendered. This increase in expenses, coupled with a proportionally smaller increase in revenue, resulted in a lower gross profit margin for the period.

Non-surgical aesthetic medical services

Our gross margin for non-surgical aesthetic medical services decreased to 45.0% from 55.3% in 2022. Our gross margin for minimally invasive aesthetic treatments decreased to 45.2% from 54.5% in 2022 and our gross margin for energy-based treatments decreased to 44.8% from 56.0% in 2022.

In 2023, non-surgical aesthetic medical services took account for 88.8% of our total treatments in terms of the number of treatments, which decreased from 90.0% in 2022.

Surgical aesthetic medical services

The gross margin for surgical aesthetic medical services increased to 56.8% from 48.6% in 2022.

General healthcare services and other aesthetic medical services

The gross margin for general healthcare services and other aesthetic medical services decreased to 40.9% from 44.0% in 2022.

Selling expenses

Selling expenses increased by 2.6% to RMB232.3 million (US$32.7 million) in 2023 from RMB226.5 million in 2022. Selling expenses as a percentage of our total revenue increased to 34.0% from 33.8% in 2022.

General and administrative expenses

General and administrative expenses decreased by 7.8% to RMB138.6 million (US$19.5 million) from RMB150.4 million in 2022.

Finance costs

Finance costs decreased by 33.1% to RMB14.5 million (US$2.0 million) from RMB21.6 million in 2022, primarily due to the decrease in interest-bearing liabilities.

Other gains, net

Other gains, net increased to RMB8.4 million (US$1.2 million) in 2023 from a loss of RMB24.9 million in 2022, mainly as a result of the conversion of the convertible note exercised by ADV on August 16, 2023.

Fair value loss of convertible note

We recorded a fair value loss of convertible note of RMB0.1 million (US$0.02 million) in 2023 compared to a loss of RMB26.5 million in 2022. On Septemer 17, 2020, we entered into a convertible note purchase agreement with ADV.

Impairment of non-current assets

The impairment of non-current assets in 2022 and 2023 were nil. The change of non-current assets in 2021 was primarily because our strategic restructuring and impairment assessments at cash-generating unit level and noted several recoverable amounts, which were lower than their carrying amounts for certain cash-generating units. Relevant impairments are non-operating and non-cash items.

Income tax credit

We recorded an income tax expense of RMB15.1 million (US$2.1 million) as compared to an income tax credit of RMB18.1 million in 2022.

Loss for the year

As a result of the foregoing, our net loss was RMB40.0 million (US$5.6 million) in 2023, compared with a net loss of RMB76.1 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 with those for the year ended December 31, 2021, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year year ended December 31, 2022 compared to year ended December 31, 2021” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2023.

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

We had net current liabilities of a loss RMB299.8 million as at December 31, 2023, which included current borrowings of RMB73.9 million. We had an operating loss of RMB48.8 million and net operating cash inflows of RMB74.3 million for the year ended December 31, 2023, primarily due to significant growth in cash sales and a reduction in profit losses.

Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional bank borrowings. We plan to fund our future business plans, capital expenditures and related expenses as described in this annual report with cash from operations, the remaining net proceeds from our recent financing and short-term and long-term indebtedness. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. Also see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC could prevent us from effectively serving our customers and thus adversely affect our results of operations.”

Cash flows

The following table presents selected cash flow data from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	51,091	(75,126)	74,286	10,463
Net cash (used in)/generated from investing activities	(11,525)	3,111	(52,246)	(7,359)
Net cash (used in) / generated from financing activities	(45,235)	45,552	29,062	4,093
Net (decrease)/increase in cash and cash equivalents	(5,669)	(26,463)	51,102	7,198
Cash and cash equivalents at beginning of the year	44,384	39,289	12,161	1,713
Cash and cash equivalents at the end of the year	39,289	12,161	62,336	8,780

Net cash generated from/(used in) operating activities

Our net cash generated from operating activities in 2023 was RMB74.3 million (US$10.5million), primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB14.5 million (US$2.0 million), depreciation of property, plant and equipment of RMB65.3 million (US$9.2 million), share-based compensation of RMB4.2 million (US$0.6 million), fair value loss of convertible note of RMB0.1 million (US$0.02 million) and gains on convertieble note convert into shares of RMB20.4 million (US$2.9 million).

Our net cash used in operating activities in 2022 was RMB75.1 million (US$10.9 million), primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB21.6 million (US$3.1 million), depreciation of property, plant and equipment of RMB61.1 million (US$8.9 million), share-based compensation of RMB27.5 million (US$4.0 million), fair value loss of convertible note of RMB26.5 million (US$3.8 million).

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

Net cash generated from/(used in) investing activities

Our net cash used in investing activities in 2023 was RMB52.2 million (US$7.4 million), primarily reflecting the increase in the purchase of and deposit paid for property, plant and equipment, which primarily attributable to the significant expenditure on the renovation of large-scale hospitals and the procurement of additional medical equipment required for our expanding non-surgical aesthetics medical business.

Our net cash generated from investing activities in 2022 was RMB3.1 million (US$0.4 million). primarily reflecting net cash proceed from disposal of subsidiaries of RMB9.5 million (US$1.4 million) primarily due to the two business disposals in 2022, net cash used in transaction with related parties of RMB2.6 million (US$0.4 million).

Our net cash used in investing activities in 2021 was RMB11.5 million (US$1.8 million).

Net cash generated/(used in) from financing activities

Our net cash generated from financing activities in 2023 was RMB29.1 million (US$4.1 million), primarily reflecting the RMB170 million private placement closed on February 16, 2023, as disclosed in our 6-K filing released on the same date to the SEC, partially offset by repayment of borrowings of RMB203.3 million (US$28.6 million), repayment of lease liabilities of RMB25.7 million (US$3.6 million) and interest paid of RMB10.1 million (US$1.4 million).

Our net cash generated from financing activities in 2022 was RMB45.6 million (US$6.6 million), primarily reflecting proceeds from borrowing of RMB276.3 million (US$40.1 million) and proceeds from share issue of RMB94.2(US$13.7 million), partially offset by repayment of borrowings of RMB 299.0 million (US$43.4 million).

Our net cash used in financing activities in 2021 was RMB45.2 million (US$7.1 million), primarily reflecting proceeds from borrowing of RMB240.9 million (US$37.8 million), partially offset by repayment of borrowings of RMB 221.6 million (US$34.8 million), and repayment of lease liabilities of RMB50.6 million (US$7.9 million) and interest paid of RMB12.8 million (US$2.0 million).

Indebtedness

Bank borrowings

The principal banks on our borrowings are Beijing of Bank and China Minsheng Banking Corp., Ltd.. As of December 31, 2023, the outstanding principal balance of these loan was RMB44.9 million and RMB12.8 million, respectively.

Financial Lease from other financial institution

In 2023, we entered into financial lease arrangements with third-party financial institution. As of December 31, 2023, the total outstanding principal balance of these borrowings was RMB47.5 million (US$6.7 million).

The loan and credit facility are guaranteed by our subsidiary and our related parties, and secured by some of their properties and/or our properties. The effective interest rate on these bank and other borrowings was 7.6% in 2023. Some of these borrowings have financial covenant requirements.

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

In September 2020, we entered into a two-and-a-half year Convertible Note Purchase Agreement in a principal amount of USD10 million with ADV, of which USD5 million was actually drew down. In July 2022, we entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement (collectively “Financing Agreements”) with Shenzhen Lafang Investment Management Co., Ltd., ADV and other parties, under which we settled with ADV on the above Convertible Note Purchase Agreement. According to the Financing Agreements, the above Convertible Note held by ADV will no longer accrue interest after July 2022 and ADV undertakes to covert the outstanding principal amount as well as interest into our ordinary shares at the price of RMB4.203 per ordinary share without cash payment upon the final settlement of the Financing Agreements. Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on February 16, 2023 and August 17, 2023 in relation to, among other, entry into the Financing Agreement. We have closed our previously announced issue of a total number of 12,088,808 ordinary shares of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share on August 16, 2023 pursuant to the Note issued to ADV on September 17, 2020 and the cooperation agreement between ADV and its affiliate, the Company, Dr. Zhou Pengwu, Ms. Ding Wenting, Wanda and Jiechuang dated July 20, 2022.

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

Capital expenditures

Our capital expenditure in 2023 was RMB55.5 million (US$7.8 million), attributable to the purchase of property, plant and equipment and intangible assets, which mainly consists of machinery and equipment, including RMB5.6 million (US$0.8 million) for Pengcheng Hospital, RMB16.1 million (US$2.3 million) for Shenzhen Pengai, RMB2.8 million (US$0.4 million) for Shenzhen Xiuqi, RMB0.8 million (US$0.1 million) for Shanghai Pengai Jiahong.

Our capital expenditure in 2022 was RMB42.5 million (US$6.2 million), attributable to the purchase of property, plant and equipment and intangible assets, which mainly consists of machinery and equipment, including RMB1.8 million (US$0.3 million) for Pengcheng Hospital, RMB2.6 million (US$0.4 million) for Shenzhen Pengai, RMB5.3 million (US$0.8 million) for Shenzhen Xiuqi, RMB0.1 million (US$0 million) for Shanghai Jiahong, RMB3.7 million (US$0.5 million) for Nanchang Pengai Xiuqi, RMB9.2 million (US$1.3 million) for Pengyida, RMB4.8 million (US$0.7 million) for Guangzhou Pengai.

Our capital expenditure in 2021 was RMB33.4 million (US$5.2 million), attributable to the purchase of property, plant and equipment and intangible assets, which mainly consists of machinery and equipment, including RMB13.1 million (US$2.1 million) for Pengcheng Hospital, RMB13.3 million (US$2.1 million) for Shenzhen Pengai Hospital Investment Management Co., Ltd., RMB2.4 million (US$0.4 million) for Huizhou Pengai, RMB1.2 million (US$0.2 million) for Haikou Pengai RMB0.9 million (US$0.1 million) for Shenzhen Xiuqi.

We intend to fund our future capital expenditures with our existing cash balances and the remaining proceeds of RMB170 million (US$24.0 million) from our financing. We will continue to make capital expenditures to meet the expected growth of our business.

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

We did not have any off-balance sheet arrangements as of December 31, 2023.

Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2023. Amounts we pay in future periods may vary from those reflected in the table.

		Less than			More than
	Total	1 year	1 to 2 years	2 to 5 years	5 years

	RMB in thousands
Operating lease obligations(1)	132,068	38,670	32,852	40,012	20,534
Borrowings	105,343	73,934	16,915	14,494	—
Total	237,411	112,604	49,767	54,506	20,534

Note:

(1)

We lease premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2023.

Holding Company Structure

We are a Cayman Islands holding company with no material operations of our own. We conduct our operations primarily through our operating subsidiaries in China. As a result, our ability to pay dividends depends upon, among others, dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC laws, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

5.C. Research and Development, Patents and Licenses, etc.

We did not have in place research and development plans, and did not incur research and development expenses from January 1, 2021 to December 31, 2023. As of December 31, 2023, we had (i) 37 registered trademarks, 32 of which are in mainland China and 5 in Hong Kong, (ii) 40 registered domain names, of which all are registered in mainland China, and (iii) 2 registered patents, of which all are registered in mainland China. For more details, see “Item 4. Information on the Company—4.B. Business Overview—Intellectual property”.

5.D. Trend Information

According to data from So-Young’s Institute of Aesthetic Research, the non-surgical aesthetic medical market in China is projected to reach RMB415.7 billion by 2030, nearly twice the size of the surgical aesthetic market. In 2023, the non-surgical aesthetic market in China is expected to reach RMB146.1 billion, with a compound annual growth rate of approximately 16.11% from 2023 to 2030. The rapidly growing market is attributable to the steady growth of consumer disposable income and people’s growing acceptance of aesthetic medicine consumption, which was supported by the increased awareness of digital marketing advertisements. To ride on the market trend and further increase our market shares, we will continue to identify new treatment trends and introduce the latest services to the market while at the same time optimizing our sales and marketing strategies to increase customer outreach and conversion rate.

Other than the above, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5.E. Critical Accounting Estimates

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

Item 6.Directors, Senior Management and Employees

6.A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Positions(s)
Zhang Chen(1)	38	Executive Co-chairman of the Board
Zhou Pengwu	69	Non-executive Co-chairman of the Board
Wu Binhua(2)	42	Director
Laurena Wu(3)	40	Director
Wu Binqi(4)	38	Director
Zhang Changsuo	43	Director
Zhou Xichun(5)	27	Director
Liu Bo	53	Director
Xu Tianqing	28	Independent Director
Lin Yingzhou	65	Independent Director
Li Yanyun	43	Independent Director
Hu Qing	60	Chief Operating Officer
Wu Guanhua	42	Chief Financial Officer
(1)	Mr. Zhang is the spouse of Ms. Wu Binhua, the brother-in-law of Ms. Laurena Wu and Ms. Wu Binqi, who are also directors of the Board, and the son-in-law of Mr. Wu Guiqian, our ultimate controller.
(2)	Ms. Wu Binhua is the spouse of Mr. Zhang Chen, the newly appointed executive co-chairman of the Board, and the daughter of Mr. Wu Guiqian and the sister of Ms. Laurena Wu and Ms. Wu Binqi.
(3)	Ms. Laurena Wu is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Wu Binqi.
(4)	Ms. Wu Binqi is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Laurena Wu.
(5)	Mr. Zhou Xichun is the son of Dr. Zhou Pengwu.

The following is a biographical summary of the experience of our directors and executive officers.

Mr. Zhang Chen is currently our executive co-chairman of the board of directors. Mr. Zhang is a renowned entrepreneur, who had held various leadership positions in different companies, including as the general manager of Shenzhen Lafang Investment Management Co., Ltd. Currently, Mr. Zhang is the executive director of Shenzhen Lafang Investment Management Co., Ltd., executive director and general manager of Hainan Runming Biotechnology Co., Ltd., director of Hawyu (HK) Limited. Furthermore, Mr. Zhang joined the Chinese listed company, Lafang China Co., Ltd., in 2009 as a director, vice general manager, and secretary to the board of directors, where he played a crucial role in the company’s success. Mr. Zhang is the spouse of Ms. Wu Binhua, the brother-in-law of Ms. Laurena Wu and Ms. Wu Binqi, who are also directors of the Board, and the son-in-law of Mr. Wu Guiqian, the Company’s actual controller.

Dr. Zhou Pengwu is one of our founders and is our non-executive co-chairman of the board of directors. Dr. Zhou has been a registered plastic surgeon since 1991. He has over 30 years of experience in aesthetic medicine and over 20 years of experience in managing aesthetic medical hospitals, beginning with the establishment of the Shenzhen Pengcheng Clinic in Shenzhen in 1997, which later became the Pengcheng Outpatient Department, then the Shenzhen Pengcheng General Hospital, and finally the Pengcheng Hospital. He acted in a variety of leadership positions in our company, including as the general manager and hospital administrator of the Pengcheng Hospital and Shenzhen Pengai Hospital, as well as chairman and general manager of Shenzhen Pengai Hospital Investment Management Co., Ltd., or Shenzhen Pengai Investment. Dr. Zhou also currently serves as an adjunct professor at the Aesthetic Medical School at Yichun University. In 2012, he was elected as vice-president of the Shenzhen Entrepreneur Association. In 2015, Dr. Zhou was elected as vice-chairman of the First Council of the Internet Aesthetic Medical Subcommittee of Chinese Cosmetic Surgery Association. He is also currently a vice-chairman member of the Fifth Council of the Aesthetic Medical Treatment Subcommittee of the Guangdong Medical Association and vice chairman of the Second Council of the Private Aesthetic Medical Treatment Institution of Chinese Cosmetic Surgery Association. In 2011, Dr. Zhou also participated in the drafting seminar of National Health and Family Planning Commission of the PRC for setting up standards for aesthetic medical treatment institutions. Dr. Zhou obtained an EMBA for hospital administrators from Peking University in October 2005. Dr. Zhou was awarded the “2017 Industry Leader Award” by China Council for the Promotion of International Trade Academy, China Economic Herald and China Business Association (Beijing) Entrepreneur Business Club.

Ms. Wu Binhua currently serves as a director of our company. She also serves as the general manager of Shenzhen Lafang Investment Management Co., Ltd. and Shenzhen Yijing Investment Co., Ltd., and a supervisor of Benkang Biopharmaceutical (Shenzhen) Co., Ltd., and Lafang China (Fujian) Co., Ltd. Ms. Wu Binhua is the spouse of Mr. Zhang Chen, the newly appointed executive co-chairman of the Board, and the daughter of Mr. Wu Guiqian and the sister of Ms. Laurena Wu and Ms. Wu Binqi.

Ms. Laurena Wu currently serves as a director of our company. She also serves as the actual controller and director of Wider Huge Group Limited and Australia Wanda International Company Limited. Ms. Laurena Wu is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Wu Binqi.

Ms. Wu Binqi currently serves as a director of our company. She also serves as an executive director and the manager of Fasong Investment Management (Shanghai) Co., Ltd., Dewei (Shanghai) Cosmetics Co., Dewei Luteng (Guangzhou) Enterprise Management Co., Ltd. and Deji (Guangzhou) Life Science Technology Co., Ltd., and a supervisor of Guangdong Yitai Investment Co., Ltd. Ms. Wu Binqi is an exceptional entrepreneur and a member of Relay China Youth Elite Association. She has spent years studying fashion abroad and now has turned her attention to the Chinese cosmetics industry. With her deep knowledge of international fashion trends and design, she is poised to make a significant impact on this growing industry. Ms. Wu Binqi is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Laurena Wu.

Mr. Zhang Changsuo currently serves as a director of our company. Mr. Zhang has been a leading figure in the kindergarten through twelfth grade (the “K-12”) education industry in China for over 14 years. With a focus on K-12 and extracurricular training, he has made significant contributions to the development of the education landscape in Southwest China. Mr. Zhang Changsuo began his career in education as a partner of Xi’an Xin Fangxiang Education Technology Co., Ltd., where he soon became a prominent expert in the K-12 education industry with his focused approach and innovative ideas. In 2011, Mr. Zhang Changsuo founded Mingda Education Group (the “Mingda”) and served as the founder and chairman until 2021. Under his leadership, Mingda became one of the most successful education groups in China. Mingda has deeply cultivated the K-12 market in Southwest China, providing students with high-quality education and extracurricular training programs. After nearly 10 years of development, Mingda has set up a total of 39 teaching centers with more than 30,000 students currently enrolled and over 1,000 professional teachers in service in Hainan Province, Fujian Province, Guizhou Province, and Guangxi Province in China. Among them, Mingda is ranked No.1 in K-12 education industry in terms of market share in Hainan Province and Guangxi Province. Mr. Zhang Changsuo received his bachelor’s degree in Computer Science and Technology from Chang’an University in 2003.

Mr. Zhou Xichun currently serves as a director of our company. Mr. Zhou has served as an assistant to chairman since 2019 and has played a key role in the Company’s initial public offering. Mr. Zhou Xichun was responsible for creating the business plan for expanding non-surgical aesthetic medical clinics, which included funding resources, operation framework, information technology management, financial projections and so on. His expertise and leadership have been integral to the Company’s pioneer role in the Chinese non-surgical aesthetic medical market. Mr. Zhou Xichun graduated from the University of California, Irvine in 2021 with a bachelor’s degree in Economics. Mr. Zhou Xichun is the son of Dr. Zhou Pengwu, the founder of the Company.

Mr. Liu Bo currently serves as a director of our company. Mr. Liu has over 25 years of experience in the financial services sector and leads ADV’s coverage of China. Prior to joining ADV, Mr. Liu Bo served in various senior positions in Private Equity and Corporate investment roles, including CVC Capital Partners Asia, CITIC Capital and Wanda Investment (not affiliated with Australia Wanda International Company Limited). Mr. Liu Bo holds an MBA from the University of Michigan and a Bachelor’s in Finance and Economics.

Ms. Xu Tianqing currently serves as an independent director of our company. Ms. Xu has over 5 years of experience in the financial services industry across principal investment and investment banking, currently covering the Greater China Region for ADV Partners. Prior to joining ADV, Ms. Xu worked at Barclays Capital’s investment banking division from 2018 to 2021. Ms. Xu holds a dual bachelor’s degree in Molecular & Cell Biology and Economics from the University of California, Berkeley.

Mr. Lin Yingzhou currently serves as an independent director of our company. Mr. Lin has been engaged in intellectual property practice for 16 years. He has been the deputy secretary general of Shantou Patent Protection Association for three consecutive terms since 2005, and is now an expert of Guangdong Provincial Intellectual Property Expert Pool, an expert member and arbitrator of Shantou Arbitration Commission, and an expert of Shantou Intermediate People’s Court Think Tank. He has been providing consulting services to Shantou enterprises on the application of the patent system and the strategy of patent rights defense.

Ms. Li Yanyun currently serves as an independent director of our company. Ms. Li is a seasoned financial expert with over 20 years of experience in finance and accounting, operation and professional services. She has worked in various industries such as accounting, shipping, manufacturing and agriculture, gaining extensive knowledge and expertise in these fields. Ms. Li Yanyun currently serves as the financial controller of Fubang Resources (Singapore) Pte Ltd. She is a member of the Association of Chartered Certified Accountants and a Chartered Accountant of Singapore. She received her master’s degree in Finance from the Royal Melbourne Institute of Technology in 2012.

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

6.B. Compensation

Compensation of directors and executive officers

For the year ended December 31, 2023, we paid an aggregate of RMB13.8 million (US$1.9 million) in cash and other benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For share incentive grants to our officers and directors, see “—6.B. Compensation—Share Incentive Plan.”

Employment agreements and indemnification agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our executive officers will be employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct or a failure to perform agreed duties. According to the Labor Law of PRC, we can terminate the employment of an executive officer at any time and provide corresponding compensation.

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

Share Incentive Plan

In June 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, or the Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Share Incentive Plan was 5,940,452 shares. As of the date of this annual report, all options under the Share Incentive Plan to purchase ordinary shares have been granted and option to purchase 1,128,750 ordinary shares are outstanding.

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

As of the date of this annual report, our directors and executive officers as a group and our other employees as a group held outstanding options to purchase 1,128,750 ordinary shares of our company, at an exercise price of US$0.001 per share.

On June 1, 2019, we issued 5,940,452 ordinary shares to Shengli Family Limited at par value. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under our Share Incentive Plan. All of the issued shares of Shengli Family Limited have been transferred to Zedra Trust Company (Cayman) Limited as trust fund. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. Pursuant to the terms of the declaration of trust, the trustee shall not exercise the voting rights attached to those ordinary shares of our Company under its control without first obtaining written consent of the enforcer. On November 30, 2023, the enforcer was changed from Dr. Zhou Pengwu to solely the Company. Such shares are treated as treasury shares for accounting purposes only.

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

6.C. Board Practices

Board of directors

Our board of directors consists of 11 directors. A director is not required to hold any shares in our company to qualify to serve as a director. Except as required by our corporate governance policies, a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the directors. A director may vote with respect to any contract or any proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Pursuant to our related party transaction policy currently effective, our audit committee, or in the event that any member of the audit committee is a related party in the transaction to be reviewed, any non-conflicted member(s) of our audit committee, shall have the authority to approve proposed related party transactions as defined thereunder, subject to exceptions under certain standing pre-approval. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

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

Audit committee.Our audit committee currently consists of Ms. Li Yanyun, Mr. Lin Yingzhou and Ms. Xu Tianqing, and is chaired by Ms. Li Yanyun. Each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. We have determined that Ms. Li Yanyun qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation committee. Our compensation committee currently consists of Ms. Li Yanyun, Mr. Lin Yingzhou and Ms. Wu Binhua, and is chaired by Mr. Lin Yingzhou. Ms. Li Yanyun and Mr. Lin Yingzhou satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and corporate governance committee. Our nominating and corporate governance committee concurrently consists of Ms. Li Yanyun, Mr. Lin Yingzhou and Mr. Zhang Chen, and is chaired by Mr. Zhang Chen. Ms. Li Yanyun and Mr. Lin Yingzhou satisfty the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Appointment of directors by our principal shareholders

According to the Shareholders’ Agreement signed by and among Seefar Global Holdings Limited, Jubilee Set Investments Limited, Dr. Zhou Pengwu, Ms. Ding Wenting, ADV, Hawyu, Wanda, Jiechuang, the Board of Directors shall be subject to the following arrangements upon Closing (as defined in the Share Purchase Agreement among our company, Wanda, Seefar Global Holdings Limited and Jubilee Set Investments Limited dated 20 July 2022) (the “SPA Closing”).

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
(d)Chairman of the Board: The Board shall have two (2) co-chairmen, one of whom shall be the Executive Chairman who shall be the Director appointed by Wanda and Jiechuang, and the other of whom shall be the Non-executive Chairman and shall be Dr. Zhou Pengwu. (for the avoidance of doubt, Dr.Zhou Pengwu (current executive director of the Company) will be designated as a non-executive director of the Company on or about the date of the SPA Closing). The Executive Chairman shall take full charge of the Company’s daily management and business operation, while the Non-executive Chairman shall take charge of cultural affairs such as the dissemination of core values and shall not participate in any actual daily management and business operation of the Company.

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

6.D. Employees

Overview

We had 1,451, 1,167 and 1,286 employees (full-time) in our wholly- or majority-owned medical institutions as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth certain information about our employees by function as of December 31, 2023.

	Number of	Percent of total
Function(1)	Employees*	employees
Management	5	0.4%
Doctors	115	8.9%
Other Medical Staff(2)	230	17.9%
Sales and Marketing	154	12.0%
Image Consultants	182	14.2%
Customer Service	310	24.1%
Finance and Accounting	51	4.0%
Human Resource and Administration	148	11.5%
Auxiliary Medical Staff(3)	91	7.1%
Total	1,286	100%

Notes:

(1)	Includes full-time numbers.
(2)	Includes nurses and medical technicians who are required to hold licenses.
(3)	Includes unlicensed medical staff who perform auxiliary functions during treatments.

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

Qualified medical professionals

The qualification and expertise of doctors are vital to the quality of our healthcare services and our competitiveness. As of December 31, 2023, all of our 142 doctors (full-time and part-time) had obtained Doctor Qualification Certificates, and all our nursing staff have obtained Nurse Practice Certificates.

We place great emphasis on recruiting, training and retaining our employees. We maintain a high standard in selecting quality medical professionals and provide competitive compensation packages to them. Peer referral represents an important recruitment channel for us as a significant proportion of our doctors are sourced through this channel, indicative of our strong branding and reputation in the medical community. Our full-time doctors, who work for us exclusively during the term of their employment, are typically employed under three to five year employment contracts. We also have doctors who are contractors and not our employees. As part of ongoing development, we provide periodic training to our employees to enhance their skills and knowledge. Our administrative department and medical control department regularly review the profiles of our doctors and prompt them to apply for their next professional rank when they become eligible. Our medical professionals are assigned to various departments in our treatment centers based on the scope of their licenses. Medical professionals usually are not allowed to practice in departments other than their designated department. The medical service department of each treatment center reviews the prescriptions issued by doctors and inspects each department to ensure no medical professionals practice beyond the scope of their licenses. As of the date of this annual report, there have been no material complaints or penalties in relation to our medical professionals practicing beyond the scope of their respective licenses.

As of December 31, 2023, our team of 142 doctors (including full-time and part-time) comprised 1 chief physician, 24 associate-chief physicians, 63 attending physicians, 54 resident physicians in China. The majority of our doctors worked exclusively at our treatment centers while 27 of our doctors split their practice with other hospitals as of December 31, 2023. Our doctors typically receive compensation in the form of a salary plus bonus based on the number of procedures performed. Our doctors were supported by 230 other medical staff, including nurses and pharmacists, as of December 31, 2023.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 143,363,884 ordinary shares outstanding, excluding 1,263,750 treasury shares as of the date of this annual report, except for the calculation of Shengli Family Limited, which holds 1,128,750 shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and executive officers *:
Zhang Chen	—	—
Zhou Pengwu(1)	8,847,846	6.2%
Wu Binhua	—	—
Laurena Wu(2)	27,745,945	18.5%
Wu Binqi	—	—
Zhang Changsuo	—	—
Zhou Xichun(3)	642,597	0.4%
Xu Tianqing	—	—
Lin Yingzhou	—	—
Li Yanyun	—	—
Hu Qing(3)	1,142,984	0.8%
Wu Guanhua(3)	1,489,455	1.0%
All executive officers and directors as a group	39,868,827	27.8%
Principal shareholders:
MY Universe (HK) Limited(4)	36,402,570	25.4%
Hawyu (HK) Limited(5)	21,413,276	14.9%
Australia Wanda International Company Limited(6)	27,745,945	18.5%
Seefar Global Holdings Limited(7)	8,847,846	6.2%
Jubilee Set Investments Limited(8)	6,621,082	4.6%
Peak Asia Investment Holdings V Limited(9)	31,815,096	21.6%
Shengli Family Limited(10)	1,128,750	0.8%
*	The business address of all directors and officers is 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China.
(1)	Represents (i) 8,847,846 ordinary shares held by Seefar Global Holdings Limited as further disclosed in note (7) below Dr. Zhou Pengwu and Ms. Ding Wenting, the beneficial owner of Jubilee Set Investments Limited are spouses and each of Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to have the beneficial ownership of the shares held by each other.
(2)	Represents (i) 21,321,962 ordinary shares beneficially owned by Australia Wanda International Company Limited and (ii) warrants to purchase 6,423,983 ordinary shares granted to Australia Wanda International Company Limited as further disclosed in note (6) below. Ms. Laurena Wu is the daughter of Mr. Wu Guiqian, the beneficial owner of MY Universe (HK) Limited and Hawyu (HK) Limited and each of Ms. Laurena Wu and Mr. Wu Guiqian may be deemed to have the beneficial ownership of the shares held by each other.
(3)	See “-6.B. Compensation-Share Incentive Plan” and “-Performance Incentive Plan” for a description of equity-based awards we have granted and may grant to our directors, officers and other individuals as a group.
(4)	Represents 36,402,570 ordinary shares held by MY Universe (HK) Limited. MY Universe (HK) Limited is a company incorporated in Hong Kong, which is wholly owned by Hainan Oriental Jiechuang Investment Partnership (Limited Partnership). Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) is a company incorporated in Hainan Province, China, which is invested and managed by two general partners as to Shenzhen Lafang Investment Management Co., Ltd. and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd.

(5)	Represents 21,413,276 ordinary shares held by Hawyu (HK) Limited. Hawyu (HK) Limited is a company incorporated in Hong Kong, which is wholly owned by Hainan Runming Biotechnology Co., Ltd. Hainan Runming Biotechnology Co., Ltd. is a company incorporated in Hainan Province, China, which is wholly owned by Lafang China Co., Ltd, a Chinese listed company incorporated in Guangdong Province,China.
(6)	Represents (i) 21,321,962 ordinary shares beneficially owned by and (ii) warrants to purchase 6,423,983 ordinary shares granted to Australia Wanda International Company Limited. This company, incorporated in Hong Kong, is wholly owned by Wider Huge Group Limited, which in turn is wholly owned by Ms. Laurena Wu.
(7)	Represents 8,847,846 ordinary shares held by Seefar Global Holdings Limited. Seefar Global Holdings Limited is a company incorporated in the BVI, which is wholly owned by Dr. Zhou Pengwu. The registered address of Seefar Global Holdings Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.
(8)	Represents 6,621,082 ordinary shares held by Jubilee Set Investments Limited. Jubilee Set Investments Limited is a company incorporated in the BVI, which is wholly owned by Ms. Ding Wenting. The registered address of Jubilee Set Investments Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.
(9)	Represents (i) 27,665,768 ordinary shares beneficially owned by Peak Asia Investment Holdings V Limited and (ii) warrants to purchase 4,149,328 ordinary shares granted to Peak Asia Investment Holdings V Limited. Peak Asia Investment Holdings V Limited is a company limited by shares and registered in the BVI. Peak Asia Investment Holdings V Limited is wholly owned by Beacon Technology Investment Holdings Limited, a company registered in Hong Kong, which in turn is wholly owned by ADV Opportunities Fund I, L.P., a Cayman exempted limited partnership. The general partner of ADV Opportunities Fund I, L.P. is ADV Opportunities Fund I, GP, L.P., a Cayman exempted limited partnership whose general partner is ADV Opportunities Fund I GP Ltd, a Cayman exempted company, which is wholly owned by ADV Partners Holdings Ltd, a Cayman exempted company. ADV Partners Holdings Ltd. is in turn wholly owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Zhu Jianyi (Kenichi Shu). The registered address of Peak Asia Investment Holdings V Limited is Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI. Each of Ms. Xu Tianqing and Mr. Liu Bo was appointed as our director by ADV pursuant to the shareholders’ agreement dated July 20, 2022. For the purpose of this section, none of Ms. Xu Tianqing and Mr. Liu Bo is regarded as a beneficial owner of the shares held by ADV.
(10)	Represents 1,128,750 ordinary shares held by Shengli Family Limited, a company incorporated in the BVI, which is wholly owned by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, who was then replaced by the Company on November 30, 2023, for the benefit of the grantees under our Share Incentive Plan. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. In addition, the voting rights attached to those ordinary shares held by Shengli Family Limited cannot be exercised without written consent of the Company. For details, see “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan.” The registered address of Shengli Family Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, BVI.

As of the date of this annual report, to our knowledge, approximately 21.6% of our outstanding ordinary shares, including shares that ADV has the right to acquire within 60 days are held by ADV, a record holder in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) is a limited partnership incorporated in Hainan Province, China, which has two general partners, namely, Shenzhen Lafang Investment Management Co., Ltd. (“LaFang Investment”) and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd. (“SVC”). The majority of the equity interest of SVC is collectively and beneficially owned by several government-owned entities of the PRC.

Pursuant to the Limited Partnership Agreement of Jiechuang, LaFang Investment acts as the executive general partner and is responsible for directing and managing the day-to-day operations and shall act as a legal representative for Jiechuang vis-a-vis third parties. LaFang Investment’s responsibilities with regard to Jiechuang include but not limited to, (i) executing investment, (ii) procurement, management and disposal of assets; (iii) directing and managing day-to-day operations and (iv) execution, delivery and performance contracts. Conversely, SVC, as a general partner, has the right to (a) monitor the opening, maintenance and cancellation of bank accounts on behalf of Jiechuang and (b) receive prior notice from LaFang Investment and give written consent over certain matters, including but not limited to decisions made by LaFang Investment related to investment, legal proceeding, and contractual obligations. LaFang Investment, as the executive general partner of Jiechuang, is responsible for directing and managing the day-to-day operations, including making decisions on voting and the disposal of the ordinary shares of our Company held by Jiechuang (the “Jiechuang Shares”). Such decisions will be initiated by LaFang Investment in its discretion, and SVC’s consent right is in comparison passive and protective in nature.

In addition, Shenzhen Luohu Red Earth Venture Capital Asset Management Limited (“Red Earth”) acts as a manager of Jiechuang. Red Earth is mainly responsible for fund management related matters, including but not limited to procuring limited partners, fund raising, evaluating investment opportunities and monitoring invested companies. Red Earth is a government-owned enterprise. Red Earth’s role as a manager of Jiechuang focuses on fund management of Jiechuang and not the decision making and direction of voting in relation to the Jiechuang Shares.

Furthermore, pursuant to the shareholder agreement among the Company, Jiechuang and certain other shareholders entered into on July 20, 2022, the board of directors of our Company shall be no more than eleven members, and Jiechuang has the right to nominate four directors of our Company. Jiechuang has indicated to the Company that if and when Jiechuang designates nominees for directors of the Company, the nomination will be made by LaFang Investment subject to notification to and consent by SVC. As of the date of this annual report, Jiechuang has nominated the directors to the board of directors of the Company.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Agreements and transactions with investors

Convertible note

As at December 31, 2023 and the date of this annual report, the convertible note outstanding was RMB19.5 million. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Convertible note.”

Shareholder and note holder agreement in 2018

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

Shareholders’ agreement in 2023

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on August 17, 2023. The Company, Dr. Zhou Pengwu, Ms. Ding Wenting, ADV and certain other parties thereto entered into a Shareholders’ Agreement. The Shareholders’ Agreement contains certain provisions regarding, among other things, the appointment of the Company’s board of directors and senior management, the notice, quorum and Directors’ voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanisms for the Company’s ordinary shares. Pursuant to the Shareholders’ Agreement, the Company has delivered two separate warrants to purchase ordinary shares of the Company to Seefar and Wanda, respectively, on August 16, 2023.

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

As at December 31, 2023, the outstanding bank borrowing and other borrowings guaranteed by our related parties and secured by some of their properties and/or our properties was RMB55.7 million (US$8.1 million).

Lease agreement

In November 2017, Pengcheng Hospital entered into a lease agreement with Shenzhen Jiayan Investment Industrial Development Co., Ltd. or Shenzhen Jiayan, which is wholly owned by our directors, Dr. Zhou Pengwu and Ms. Ding Wenting. Pursuant to the lease agreement, Pengcheng Hospital will pay Shenzhen Jiayan a monthly rent of RMB188,521. The lease agreement expired in October 2022.

Loans to directors and executive officers

In 2018, we provided loans to certain of our directors and executive officers. The loans are interest-free and payable on demand. As of December 31, 2023 and the date of this annual report, there was no outstanding loan provided by us to our directors and executive officers and the balance due from our directors and executive officers were both nil.

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

Item 9.The Offer and Listing

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

For more details, please see “Item 3.Key Information—3.D. Risk Factors—Risks relating to the ADSs —Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements.”

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

Based the composition of our assets and income, including goodwill, which is based on the price of ADSs, we do not believe we were a PFIC for the taxable year ending December 31, 2023. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, our post-tax results would increase or decrease by RMB2,000 (2022: RMB4,000).

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

In 2021, interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, our post-tax results for the year would have been RMB48,070 lower/higher, mainly as a result of higher/lower interest expenses on floating rate borrowings. In 2022 and 2023, the interest rate risk was effectively mitigated through a contractual agreement with banks that secured a fixed interest rate.

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

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our executive co-chairman and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our executive co-chairman and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our executive co-chairman and chief financial officer, to allow timely decisions regarding required disclosure.

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

To remediate our identified material weakness, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired senior financial officers, each of whom has a solid understanding of and extensive work experience involving complex non-routine transactions. In 2020, we provided our accounting and finance staff with financial reporting and IFRS trainings. We will continue to provide our accounting and finance staff with trainings regularly, and we will continue to review and improve key controls over financial reporting. Our management concluded that the material weakness had not been remediated as of December 31, 2020. We are fully committed to continue to implement measures to remediate our material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—3.D. Risk factors—Risks relating to our business and our industry A material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.” In the fiscal year 2021, 2022 and 2023, we have not identified any material weakness in our internal control over financial reporting.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16.[Reserved]

Item 16.A.Audit Committee Financial Expert

Our board of directors has determined that Ms. Li Yanyun, an independent director and chair of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and satifies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

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

Item 16.C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Union Power HK CPA Limited and Onestop Assurance PAC, our independent registered public accounting firms, for the periods indicated. We may incur minor miscellaneous fees to our auditors during the periods other than the fees indicated below.

	Year Ended December 31,
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Audit fees(1)
Union Power HK CPA Limited	8,254	3,799	—
Onestop Assurance PAC	—	—	2,627
	8,254	3,799	2,627
(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

The policy of our audit committee is to pre-approve all auditing services and all non-audit services permitted to be performed by our independent registered public accounting firms, including audit services as described above, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit.

Item 16.D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2020, our board of directors announced a share repurchase program pursuant to which we would repurchase up to US$6.0 million worth of our ADSs. 45,000 ADSs were repurchased in 2020, and 0 ADS was repurchased from January 1, 2021 up to December 31, 2023 in the open market pursuant to the applicable share repurchase programs. As of December 31, 2023, we have not retired the treasure shares of 45,000 ADSs.

Item 16.F.Change in Registrant’s Certifying Accountant

We engaged Union Power HK CPA Limited (“Union Power”) on January 28, 2022 to audit our consolidated financial statements for the two years ended December 31, 2021 and 2022. We recived the formal resignation notice dated December 13, 2023 from Union Power in December 2023. Effective on December 12, 2023, we appointed Onestop Assurance PAC (“Onestop”) as our independent registered public accounting firm for the audit of our financial results of the three fiscal years ended December 31, 2023. We did not consult Onestop on the application of accounting principles to any specified transaction or any matter that was the subject of any disagreement or reportable event, as such terms are described in Item 16F(a) of Form 20-F. The change was approved by our audit committee and board of directors.

Union Power’s reports on our consolidated financial statements as of and for the years ended December 31, 2021 and 2022 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2021 and 2022 and the subsequent interim period through December 12, 2023, there were no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Union Power on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that, if not resolved to the satisfaction of Union Power, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the two fiscal years ended December 31, 2021 and 2022.

We provided a copy of this disclosure to Union Power and requested that Union Power furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Union Power’s letter dated December 13, 2023 is attached as Exhibit 16.1 herein.

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

Item 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J.Insider Trading Policies

Not applicable.

ITEM 16K.Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management aligns with and shares common methodologies and reporting channels with our broader risk management.

Key features of our cybersecurity risk management program include, but are not limited to, the following:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT Systems environment;
●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	processes for monitoring for vulnerabilities of our technology which includes code review (as necessary), testing and analysis of software across the software lifecycle;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	physical and technical security measures, including encryption, authentication, and access controls;
●	cybersecurity awareness training and internal cybersecurity resources for our employees;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
●	a third-party risk management process for service providers, suppliers, and vendors who access our system and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business — Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and undertakes overall risk management, including oversight of cybersecurity and other information technology risks.

Our board of directors receives quarterly reports from management on our cybersecurity risks. In addition, management updates our board of directors, as necessary, regarding any significant cybersecurity incidents. Our board of directors also receives briefings from management on our cyber risk management program.

Our management has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management and the security team, including our chief financial officer, Mr. Wu Guanhua and IT director, Mr. Chen Wenhui, are responsible for assessing and managing our material risks from cybersecurity threats. Our team’s experience includes extensive backgrounds in cybersecurity strategy, risk assessment, incident response, and regulatory compliance. Additionally, they possess deep expertise in network security architecture, penetration testing, threat intelligence analysis, and security operations center management. They also have experience in ensuring the security of financial data.

Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT Systems environment.

PART III.

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of Aesthetic Medical International Holdings Group Limited and its subsidiaries are included at the end of this annual report.

Item 19.Exhibits

Exhibit Number
1.1

Fourth amended and restated memorandum and articles of association of the registrant, as currently in effect as amended, initially filed with the SEC on September 30, 2019 and as further amended by a special resolution passed at the annual general meeting of the Company held on 8 September 2022 (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 21, 2023)

2.1

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237835) filed with the SEC on April 24, 2020)

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

8.1*	List of principal subsidiaries of the registrant
11.1

Code of business conduct and ethics of the registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
16.1*	Letter dated December 13, 2023 from Union Power HK CPA Limited, pertaining to the change in independent public accounting firm
97.1*	Clawback Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aesthetic Medical International Holdings Group Limited

	By:	/s/ Zhang Chen
	Name:	Zhang Chen
Date: April 25, 2024	Title:	Chairman

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2022 and 2023

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

April 21, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Aesthetic Medical International Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Aesthetic Medical International Holdings Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty relating to Going Concern

The accompany financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company had a loss of RMB39.9 million for the year ended December 31, 2023 and as of December 31, 2023, the Company had net current liabilities of RMB299.8 million. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Impairment of goodwill and property, plant and equipment

Critical Audit Matter Description

As of December 31, 2023, property, plant and equipment and goodwill amounted to RMB304.2 million and RMB33.0 million respectively. As discussed in Note 2.9 to the consolidated financial statements, goodwill is evaluated for impairment annually, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Further discussed in Note 15 to the consolidated financial statements, management reviews the business performance of each cash generating unit (“CGU”) including the related goodwill and the recoverable amount of a CGU is determined based on a value-in-use calculation. As a result, impairment tests were performed over the CGU and the fair value of each CGU is estimated using a discounted cash flow model covering a five-year period.

We identified the impairment of cash generating unit as a critical audit matter. There was significant judgment made by management in estimating projected revenue growth, profit margins and discount rates. This in turn lead to high degree of auditor judgment, and effort in performing procedures to evaluate the significant assumption in the value in use estimation.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included:

●	Evaluated the reasonableness of the estimation methodology and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used.
●	Significant assumptions were compared to current available economic trends data and known regulatory changes and evaluations were made of how changes to such assumptions, and other factors would affect the outcomes.
●	Assessed the arithmetical correctness of the valuation model and the completeness of disclosures in the consolidated financial statements.

Going concern

Critical Audit Matter Description

As discussed in Note 2.1 to the consolidated financial statements, the Company had a loss of RMB39.9 million for the year ended December 31, 2023 and as of December 31, 2023, the Company had net current liabilities of RMB299.8 million. This raises substantial doubt about its ability to continue as a going concern. Management seeks to obtain the financial support from Ms. Wu Binhua, a director of the Company, and other financing to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the Company’s available funding and the risk of bias in management’s judgement and assumptions in their determination.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, amount others:

●	Obtained an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;
●	Assessed the management’s plans and obtained sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists
●	Reviewed the relevant disclosures to the consolidated financial statements.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 25, 2024

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Revenue	5	645,593	670,091	682,587
Cost of sales and services rendered	6	(376,092)	(314,505)	(360,540)
Gross profit		269,501	355,586	322,047
Selling expenses	6	(404,683)	(226,474)	(232,254)
General and administrative expenses	6	(206,971)	(150,379)	(138,605)
Operating result		(342,153)	(21,267)	(48,812)
Finance income	8	113	155	78
Finance costs	8	(27,230)	(21,635)	(14,474)
Other gains/(losses), net	9	6,074	(24,920)	8,420
Fair value loss of convertible note	27	(4,240)	(26,506)	(116)
Fair value loss of investment properties		—	—	(154)
Impairment of non-current assets	15	(313,959)	—	—
Share of profits of investments accounted for using the equity method	16	81	—	—
Loss before income tax		(681,314)	(94,173)	(55,058)
Income tax credit	10	11,798	18,067	15,136
Loss for the year		(669,516)	(76,106)	(39,922)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences		574	(665)	(790)
Revaluation of investment properties upon transfer from property, plant and equipment		—	5,964	(1,498)
Total other comprehensive income/(loss) for the year, net of tax		574	5,299	(2,288)
Total comprehensive loss for the year		(668,942)	(70,807)	(42,210)
Loss attributable to:
Owners of the Company		(586,619)	(76,247)	(37,432)
Non-controlling interests		(82,897)	141	(2,490)
Loss for the year		(669,516)	(76,106)	(39,922)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Loss per share for loss attributable to owners of the Company (in RMB per share)
—Basic	11	(8.89)	(0.93)	(0.28)
—Diluted	11	(8.89)	(0.93)	(0.28)

Total comprehensive loss attributable to:
Owners of the Company		(586,045)	(70,948)	(39,720)
Non-controlling interests		(82,897)	141	(2,490)
Total comprehensive loss for the year		(668,942)	(70,807)	(42,210)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	2022	2023
		RMB’000	RMB’000
ASSETS
Non‑current assets
Property, plant and equipment	12	320,816	304,219
Investment properties	14	23,065	22,911
Intangible assets	15	37,270	36,881
Investments accounted for using the equity method	16	1,160	—
Prepayments and deposits	17	25,299	8,146
Deferred income tax assets	23	61,163	76,938
		468,773	449,095
Current assets
Inventories	18	27,853	15,581
Trade receivables	17	6,193	9,841
Other receivables, deposits and prepayments	17	25,887	21,655
Amounts due from related parties	35	2,873	2,156
Restricted cash	19	1,547	—
Asset held-for-sale	20	1,083	—
Cash and cash equivalents	19	12,161	62,336
		77,597	111,569
Total assets		546,370	560,664
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	21a	626	978
Treasury shares	21b	(2,023)	(2,023)
Accumulated losses		(1,140,771)	(1,178,203)
Other reserves	22	1,028,510	1,228,135
		(113,658)	48,887
Non‑controlling interests		(12,222)	(15,258)
Total equity		(125,880)	33,629

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Note	2022	2023
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Borrowings	24	29,110	31,410
Lease liabilities	13	99,304	84,236
Convertible note	27	—	—
Deferred income tax liabilities	23	—	9
		128,414	115,655
Current liabilities
Trade payables	25	46,752	42,402
Accruals, other payables and provisions	25	43,738	34,875
Contingent consideration and consideration payable		6,200	—
Contract liabilities	26	169,725	193,042
Borrowings	24	172,766	73,933
Convertible note	27	64,565	19,506
Lease liabilities	13	27,352	35,465
Current income tax liabilities		12,738	12,157
		543,836	411,380
Total liabilities		672,250	527,035
Total equity and liabilities		546,370	560,664

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non‑	Total
	Share	Treasury	Other reserves	Accumulated		controlling	equity/
	capital	shares	(Note 22)	losses	Sub‑total	interests	(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2021	469	(2,023)	870,355	(477,905)	390,896	34,840	425,736
Comprehensive loss
Loss for the year	—	—	—	(586,619)	(586,619)	(82,897)	(669,516)
Currency translation differences	—	—	574	—	574	—	574
Total comprehensive income for the year	—	—	574	(586,619)	(586,045)	(82,897)	(668,942)

Transactions with owners
Transactions with non-controlling shareholders (Note 31)	—	—	3,020	—	3,020	(1,586)	1,434
Share-based payment	—	—	35,462	—	35,462	—	35,462
Business combination (Note 29)	—	—	—	—	—	163	163
Disposal of subsidiaries (Note 30)	—	—	—	—	—	20,840	20,840
Dividend to non-controlling shareholders	—	—	—	—	—	(1,115)	(1,115)
Total transactions with owners	—	—	38,482	—	38,482	18,302	56,784

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Attributable to owners of the Company					Non-
	Share	Treasury	Other reserves	Accumulated		controlling	Total
	capital	shares	(Note 22)	losses	Sub-total	interests	equity/(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 31 December 2021 and 1 January 2022	469	(2,023)	909,411	(1,064,524)	(156,667)	(29,755)	(186,422)

Comprehensive loss
Loss for the year	—	—	—	(76,247)	(76,247)	141	(76,106)
Currency translation differences	—	—	(665)	—	(665)	—	(665)
Revaluation of investment properties upon transfer from property, plant and equpment	—	—	5,964	—	5,964	—	5,964
Total comprehensive loss for the year	—	—	5,299	(76,247)	(70,948)	141	(70,807)

Transactions with owners
Transactions with non-controlling shareholders (Note 31)	—	—	(2,613)	—	(2,613)	(748)	(3,361)
Share-based payment	—	—	27,515	—	27,515	—	27,515
Disposal of subsidiaries (Note 30)	—	—	—	—	—	18,140	18,140
Deregister of subsidiary	—	—	17	—	17	—	17
Issuance of shares(Note 20)	157	—	94,009	—	94,166	—	94,166
Transaction costs related to issuance of shares	—	—	(5,128)	—	(5,128)	—	(5,128)
Total transactions with owners	157	—	113,800	—	113,957	17,392	131,349

Balance at 31 December 2022 and 1 January 2023	626	(2,023)	1,028,510	(1,140,771)	(113,658)	(12,222)	(125,880)

Comprehensive loss
Loss for the year	—	—	—	(37,432)	(37,432)	(2,490)	(39,922)
Currency translation differences	—	—	(790)	—	(790)	—	(790)
Revaluation of investment properties	—	—	(1,498)	—	(1,498)	—	(1,498)
Total comprehensive loss for the year	—	—	(2,288)	(37,432)	(39,720)	(2,490)	(42,210)

Transactions with owners
Share-based payment	14	—	7,500	—	7,514	—	7,514
Disposal of subsidiaries (Note 30)	—	—	(5)	—	(5)	—	(5)
Distribution of dividends	—	—	—	—	—	(546)	(546)
Addition of paid-in capital	—	—	170,001	—	170,001	—	170,001
Convertible note convert into shares	338	—	24,417	—	24,755	—	24,755
Total transactions with owners	352	—	201,913	—	202,265	(546)	201,719
Balance at 31 December 2023	978	(2,023)	1,228,135	(1,178,203)	48,887	(15,258)	33,629

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2021	2022	2023
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	28	51,715	(74,499)	74,306
Income tax paid		(624)	(627)	(20)
Net cash generated from/(used in) operating activities		51,091	(75,126)	74,286
Cash flows from investing activities
Net cash used in business combinations	29	(7,273)	(642)	—
Proceeds from disposal of property, plant and equipment		166	—	11
Purchase of and deposit paid for property, plant and equipment		(33,237)	(1,597)	(55,244)
Purchase of and deposit paid for intangible assets		(205)	(81)	(215)
Deposit from investors		20,000	—	—
Restricted cash		8,712	(1,547)	1,547
Balances with related parties		1,550	(2,690)	717
Interest income received		113	155	78
Proceeds from disposal of associate		—	—	80
Proceeds from disposal of subsidiaries	30	(1,351)	9,536	824
Proceeds from ceased operation of subsidiaries		—	(23)	(44)
Net cash (used in)/generated from investing activities		(11,525)	3,111	(52,246)
Cash flows from financing activities
Proceeds from borrowings		97,880	164,300	85,166
Repayment of borrowings		(68,928)	(141,920)	(130,190)
Repayment of lease liabilities		(50,575)	(11,041)	(25,672)
Proceeds from other borrowings		143,018	112,014	13,547
Repayment of other borrowings		(152,687)	(157,098)	(73,098)
Interest paid		(12,828)	(14,606)	(10,146)
Issuance of shares		—	94,153	—
Addition of paid-in capital		—	—	170,001
Dividends paid to non-controlling interests		(1,115)	(250)	(546)
Net cash generated from/(used in) financing activities		(45,235)	45,552	29,062
Net (decrease)/increase in cash and cash equivalents		(5,669)	(26,463)	51,102
Cash and cash equivalents at beginning of the year		44,384	39,289	12,161
Effect of changes in foreign exchange rates		574	(665)	(927)
Cash and cash equivalents at end of the year	19	39,289	12,161	62,336

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1General information

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

These consolidated financial statements are presented in Renminbi (“RMB”) and rounded to the nearest thousand yuan, unless otherwise stated.

2Material accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of convertible note, investment properties and assets held for sale, which were carried at fair value.

Going Concern

The consolidated financial statements of the Group have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As a result, the Group had a loss of RMB39,922,000 for the year ended 31 December 2023. As of 31 December 2023, the Group had net current liabilities of RMB299,810,000 and net assets of RMB33,629,000.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. Besides continuing to negotiate with the banks, the Group is evaluating several measures of financing, such as external financings,which will also be considered. Currently, the Group intends to raise loans from financial institutions and potential funders to maintain its normal operations. The Group’s ability to continue as a going concern is primarily dependent on the Group’s ability to arrange adequate financing arrangements and generate cash flows from its operations.

The Group closed its private placement with Hainan Oriental Jiechuang Investment Partnership (“Jiechuang”) for aggregate gross proceeds of RMB170 million in February 2023 and utilized the money to fund its business development and working capital. Ms. Wu Binhua, the director of the Company, signed a letter of continuing financial support with the Group, in which she undertakes to enable the Group to meet its liabilities and obligations as and when they fall due, for at least 12 months from the date of 20-F for the year ended December 31, 2023. In addition to the aforementioned financial support, Ms. Wu Binhua also leverages her corporate management and talent training advantages to optimize the operations of the Group.

2Material accounting policies (Continued)

2.2Interpretations and amendments to published standards effective in 2023

On 1 January 2023, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS lnterpretations Committee (IFRS lC) that are mandatory for application for the financial year. Changes to the Group's accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial years.

2.3Subsidiaries

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

2Material accounting policies (Continued)

2.3Subsidiaries (Continued)

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

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015) became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%. The Company historically held more than 70.0% equity interest in certain of its PRC subsidiaries that are medical institutions which the Company acquired or established after the effective date of the Industry Catalog for Guiding Foreign Investment (Revision 2015). The Company had decreased its shareholding to 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain employees of the Group since 2018. As of December 31, 2023, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly as to 27%, 26%, 3%, 15%, 12%, 25%, and 25% respectively. Among the entities with contractual arrangements, Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. were divested in October 2022 and Hangzhou Pengai Aesthetic Medical Outpatient Department was ceased operation in August 2022. Shenzhen Miaoyan Aesthetic Medical Clinic was divested in December 2022. These Contractual Arrangements enable the Company to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

2Material accounting policies (Continued)

2.3Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

As of December 31, 2023, the principal terms of the Contractual Arrangements are described below:

(i). Loan agreement

Shenzhen Pengai Investment, as the lender, entered into certain loan agreements with Mr. Zhou Qiuming or Dr. Zhou Pengwu, as the borrower. Pursuant to each of these loan agreements, Shenzhen Pengai Investment agrees to extend a loan to Mr. Zhou Qiuming or Dr. Zhou Pengwu in an equivalent amount to the purchase price to be paid by Mr. Zhou Qiuming or Dr. Zhou Pengwu for acquiring the Target Equity Interests. Pursuant to each of these loan agreements, Mr. Zhou Qiuming or Dr. Zhou Pengwu shall repay the loan by transferring the current and future economic interest of the Target Equity Interests to Shenzhen Pengai Investment.

(ii). Economic interest transfer agreement

Mr. Zhou Qiuming or Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain economic interest transfer agreements. Pursuant to each of these economic interest transfer agreements, the economic interest in relation to the Target Equity Interests currently held and subsequently acquired by Mr. Zhou Qiuming or Dr. Zhou Pengwu, including but not limited to (i) incomes arising from the disposal of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (ii) dividends and bonus obtained on the basis of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (iii) residual assets and other economic profits allocated after the liquidation of the Relevant Subsidiaries, and (iv) any other cash income, property and economic benefit arising from the Target Equity Interests (including derivative equity interest of the Target Equity Interests), shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Mr. Zhou Qiuming or Dr. Zhou Pengwu under each loan agreement is deemed fully discharged.

(iii). Exclusive option agreement

Mr. Zhou Qiuming or Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain exclusive option agreements. Pursuant to these exclusive option agreements, Mr. Zhou Qiuming or Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiaries, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of Mr. Zhou Qiuming or Dr. Zhou Pengwu and the Relevant Subsidiaries undertakes that, among others, without the prior written consent of Shenzhen Pengai Investment, he or it shall or shall cause the Relevant Subsidiaries not to declare any dividends or distribute any residual profits, change or amend its articles of association, increase or decrease its registered capital, or change its structure of registered capital in other manners. In the event that Mr. Zhou Qiuming or Dr. Zhou Pengwu increases his capital injection into the Relevant Subsidiaries, Mr. Zhou Qiuming or Dr. Zhou Pengwu undertakes and confirms that any additional equity so acquired shall be subject to the purchase option. Unless terminated by Shenzhen Pengai Investment at its sole discretion, the exclusive option agreement will remain effective until all equity interest in the Relevant Subsidiaries held by Mr. Zhou Qiuming or Dr. Zhou Pengwu is transferred or assigned to Shenzhen Pengai Investment or its designated person(s).

2Material accounting policies (Continued)

2.3Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

(iv). Power of attorney

Pursuant to a relevant power of attorney executed by Mr. Zhou Qiuming or Dr. Zhou Pengwu, he has irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of such shareholder’s voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries, including but not limited to, the right to attend shareholder meetings, the right to vote, the right to sell, transfer, pledge or dispose of the Target Equity Interests and the right to appoint legal representatives, directors and other management. The proxy agreement remains effective as long as Mr. Zhou Qiuming or Dr. Zhou Pengwu remains a shareholder of the Relevant Subsidiaries, unless Shenzhen Pengai Investment has given contrary written instructions.

(v). Equity interest pledge agreement

Mr. Zhou Qiuming or Dr. Zhou Pengwu as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Mr. Zhou Qiuming or Dr. Zhou Pengwu has pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiaries acquired by him to Shenzhen Pengai Investment to guarantee the performance by Mr. Zhou Qiuming or Dr. Zhou Pengwu and the Relevant Subsidiaries of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiaries or Mr. Zhou Qiuming or Dr. Zhou Pengwu breach any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Mr. Zhou Qiuming or Dr. Zhou Pengwu shall not permit the existence of any security interest or other encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiaries shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Mr. Zhou Qiuming or Dr. Zhou Pengwu discharges all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Mr. Zhou Qiuming or Dr. Zhou Pengwu or the Relevant Subsidiaries under these agreements or invalidity, revocation and termination of any of these agreements.

(vi). Spousal consent letter

Pursuant to relevant spousal consent letters executed by Ms. Ma Xiuhua or Ms. Ding Wenting, she unconditionally and irrevocably agreed that the equity interest in each of the Relevant Subsidiaries held or to be held by Mr. Zhou Qiuming or Dr. Zhou Pengwu and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. Ms. Ma Xiuhua or Ms. Ding Wenting agreed not to assert any rights over the equity interest in the Relevant Subsidiaries held or to be held by Mr. Zhou Qiuming or Dr. Zhou Pengwu. In addition, in the event that Ms. Ma Xiuhua or Ms. Ding Wenting obtains any equity interest in each of the Relevant Subsidiaries for any reason, she agreed to be bound by the Contractual Arrangements.

(e)	Risks in relation to the Contractual Arrangements

In the opinion of the Company’s management, the Contractual Arrangements are in compliance with the current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements.

2Material accounting policies (Continued)

2.3Subsidiaries (Continued)

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

2Material accounting policies (Continued)

2.4Associates

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

2.5Segment reporting

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

2.6Foreign currency translation

(a)	Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

2Material accounting policies (Continued)

2.6Foreign currency translation (Continued)

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

Exchange differences on convertible note and exchangeable note liabilities were recorded in “fair value loss of convertible note” and “fair value (loss)/gain of exchangeable note liabilities”, respectively.

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

2.7Property, plant and equipment

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

2Material accounting policies (Continued)

2.7Property, plant and equipment (Continued)

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost of each asset to their residual values over their estimated useful lives, as follows:

- Buildings	20 - 50 years
- Leasehold improvements	Shorter of remaining lease term and the estimated useful lives of the assets
- Machinery and equipment	10 years
- Office equipment, furniture, fixture and motor vehicles	5 - 10 years
- Right of use assets	Shorter of the asset’s useful life and the lease term on a straight-line basis

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

2.8Investment properties

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

2.9Intangible assets

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

2Material accounting policies (Continued)

2.9Intangible assets (Continued)

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

2.10Impairment of non-financial asset

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

2.11Financial assets

2.11.1Classification

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

2Material accounting policies (Continued)

2.11Financial assets (Continued)

2.11.1Classification (Continued)

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

2.11.2Recognition and measurement

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

2.11.3Derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2Material accounting policies (Continued)

2.12Offsetting financial instruments

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

2.13Impairment of financial assets

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

2.14Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.15Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand and deposits held at call with banks.

2.16Assets (or disposal groups) held-for-sale

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

2Material accounting policies (Continued)

2.17Share capital

Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18Trade and other payables

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

2.19Borrowings

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

2.20Current and deferred income tax

The income tax expense for the year comprises current and deferred tax. Tax is recognised in the consolidated statement of comprehensive income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity.

2Material accounting policies (Continued)

2.20Current and deferred income tax (Continued)

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

(c)Offsetting

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

2Material accounting policies (Continued)

2.21Employee benefits

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

2.22Provisions

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

2.23Revenue recognition

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

2Material accounting policies (Continued)

2.23Revenue recognition (Continued)

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

The Group has certain aesthetic medical services package in 2022 and 2023 for which customers pay in advance. The packages can be utilized for one year from the effective date. If the package has not been used within one year time period, any payment received is recorded as a contract liability in the consolidated balance sheet.

Revenue is recognised at a point in time when the respective services are rendered or a contract lability has been fulfilled. For certain aesthetic medical services package issued in 2022 and 2023, revenue is recognised over time according to the proportion of the services performed as compared to the total services offered.

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

2.24Interest income

Interest income is recognised using the effective interest method.

2Material accounting policies (Continued)

2.25Leases

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

2.26Compound financial instruments

Compound financial instruments of the Group is convertible note.

2Material accounting policies (Continued)

2.26Compound financial instruments (Continued)

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

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022, form 6-K of the Company filed with the SEC on February 16, 2023 and form 6-K of the Company filed with the SEC on August 17, 2023 (collectively, “Previous Disclosure”). Further to its Previous Disclosure, the Company has closed its previously announced the issue of a total number of 12,088,808 ordinary shares of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share on August 16, 2023 pursuant to the Note issued to ADV on September 17, 2020 and the cooperation agreement between ADV and its affiliate, the Company, Dr. Zhou Pengwu, Ms. Ding Wenting, Wanda and Jiechuang dated July 20, 2022.

2.27Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s consolidated financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

3Financial risk management

3.1Financial risk factors

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, the Group’s post-tax results would increase or decrease by RMB2,000 (2022: RMB4,000).

3Financial risk management (Continued)

3.1Financial risk factors (Continued)

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

At the reporting date, if interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, the Group’s post-tax results for the year would have been RMB48,070 lower/higher in 2021, mainly as a result of higher/lower interest expense on floating rate borrowings. In 2022 and 2023, the interest rate risk was effectively mitigated through a contractual agreement with banks that secured a fixed interest rate.

(b)	Liquidity risk

The Group is exposed to liquidity risk due to the post-impact of COVID–19 and it had net current liabilities of RMB299,810,000 as at 31 December 2023. As detailed in Note 2.1, the directors of the Company concluded that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the coming twelve months after the issuance of these consolidated financial statements.

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

3Financial risk management (Continued)

3.1Financial risk factors (Continued)

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

a.	Convertible note in 2020: The maximum exposure is 100% of the issue price, plus an amount accruing at a rate of 15% per annum (Note 27).

	Less than	Between 1 and	Between 2 and	After
	1 year	2 years	5 years	5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2021
Borrowings	160,646	77,948	—	—	238,594
Convertible note	—	38,059	—	—	38,059
Lease liabilities	32,964	30,810	58,745	38,282	160,801
Trade payables	31,256	—	—	—	31,256
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	43,396	—	—	—	43,396
Amounts due to related parties	473	—	—	—	473
	268,735	146,817	58,745	38,282	512,579

At 31 December 2022
Borrowings	172,766	24,533	4,577	—	201,876
Convertible note	64,565	—	—	—	64,565
Lease liabilities	34,444	33,832	51,865	30,902	151,043
Trade payables	46,752	—	—	—	46,752
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	17,001	—	—	—	17,001
	335,528	58,365	56,442	30,902	481,237

At 31 December 2023
Borrowings	78,886	18,112	14,670	—	111,668
Convertible note	19,506	—	—	—	19,506
Lease liabilities	38,670	32,852	40,012	20,534	132,068
Trade payables	42,402	—	—	—	42,402
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	14,428	—	—	—	14,428
	193,892	50,964	54,682	20,534	320,072

3Financial risk management (Continued)

3.2Capital risk management

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

The gearing ratios at 31 December 2022 and 2023 were as follows:

	2022	2023
	RMB’000	RMB’000
Total borrowings	201,876	105,343
Add: Convertible note (Note 27)	64,565	19,506
Less: Cash and cash equivalents (Note 19)	(12,161)	(62,336)
Restricted cash (Note 19)	(1,547)	—
Net debt	252,733	62,513
Total equity	(125,880)	33,629
Total capital	126,853	96,142
Gearing ratio	199.23%	64.26%

3.3Fair value estimation

The table below analyses financial instruments carried at fair value as at 31 December 2022 and 2023 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels with a fair value hierarchy as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

3Financial risk management (Continued)

3.3Fair value estimation (Continued)

The following table presents the Group’s financial assets and liabilities that are measured at fair value as at 31 December 2023.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2023
Assets
Investment properties (Note 14)	—	—	22,911	22,911
	—	—	22,911	22,911
Liabilities
Financial liabilities at fair value through profit or loss
- Convertible note (Note 27)	—	—	19,506	19,506
	—	—	19,506	19,506

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

3Financial risk management (Continued)

3.3Fair value estimation (Continued)

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2023:

	Convertible note
	(Note 27)	Total
	RMB’000	RMB’000
Opening balance	64,565	64,565
Converted into shares	(45,175)	(45,175)
Change in fair value	116	116
Closing balance	19,506	19,506

4Critical accounting estimates and judgments

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

The application of business combination accounting requires the use of significant estimates and assumptions. The purchase method of accounting for business combinations requires the Group to estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are depreciated and amortised from goodwill. This exercise requires the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur. In 2023, there were no new mergers or acquisitions; therefore, this accounting method was not utilized.

(c)	Fair values of convertible notes

The convertible notes is not traded in an active market and the respective fair values are determined by using valuation techniques. The directors have used the market comparable approach to determine the underlying equity value of the Company and adopted equity allocation model to determine the fair values of the convertible notes.

4Critical accounting estimates and judgments (Continued)

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

The Group has RMB385,070,000 (2022: RMB343,995,000) of tax losses carried forward. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The Group has considered the future utilization of accumulated tax losses by performing cash flow forecasts. On this basis, the Group has determined that deferred tax assets of RMB76,938,000 (2022: RMB61,163,000) was recognised for the tax losses carried forward.

5Revenue

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Non-surgical aesthetic medical services	334,248	482,285	474,874
Surgical aesthetic medical services	243,070	132,628	143,057
General healthcare services and other aesthetic medical services	68,275	55,178	64,656
	645,593	670,091	682,587

6Expenses by nature

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 7)	309,250	234,142	221,971
Advertising and marketing expenses	255,534	132,202	164,236
Cost of inventories and consumables	174,991	160,152	204,881
Operating lease rental expenses	15,836	12,822	9,374
Amortisation and depreciation	99,135	61,485	65,897
Utilities and office expenses	76,579	39,085	38,329
Travelling and entertainment expenses	12,818	7,009	8,451
Bank charges	3,213	4,035	4,890
Loss on disposal of property, plant and equipment	—	20,465	—
Legal and professional fees	30,570	14,743	11,355
Other expenses	9,820	5,218	2,015
	987,746	691,358	731,399

7Employee benefit expenses

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Wages and salaries	250,773	183,193	198,988
Share-based compensation expenses	35,463	27,528	7,514
Pension costs - defined contribution plans	16,942	15,651	10,616
Other staff welfare expenses	6,072	7,770	4,853
	309,250	234,142	221,971

8Finance income and costs

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Finance costs
Interest expense on bank borrowings	(7,844)	(579)	(4,105)
Interest expense on other borrowings	(6,542)	(12,375)	(4,511)
Interest expense on lease liabilities	(12,844)	(8,681)	(5,858)
	(27,230)	(21,635)	(14,474)
Finance income
Interest income on short-term bank deposits	113	155	78
Finance costs – net	(27,117)	(21,480)	(14,396)

9Other gains (losses) net

The Company recognised other gains, net of RMB8.4 million in 2023 and other gains, net of RMB24.9 million in 2022. The other gains in 2023 mainly due to the conversion of the convertible note exercised by ADV on August 16,2023.

10Income tax expense

PRC corporate income tax have been provided for subsidiaries established and operating in Mainland China at the rate of 25% (2021 and 2022: 25%) on the estimated assessable profit for the year.

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Current tax
PRC enterprise income tax	8,208	3,308	1,000
Deferred tax
PRC enterprise income tax previous years	—	—	(5,890)
Origination and reversal of temporary differences (Note 23)	(20,006)	(21,375)	(10,246)
Income tax credit	(11,798)	(18,067)	(15,136)

The taxation on the Group’s loss before income tax differs from the theoretical amount that would arise using the taxation rate of PRC, the principal place of the Group’s operations, as follows:

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss before income tax	(681,314)	(94,173)	(55,058)
Calculated at a taxation rate of 25%	(170,329)	(23,543)	(13,765)
Expenses not tax deductible	42,450	7,223	4,121
Tax losses not recognized	117,454	5,531	1,124
Difference in overseas tax rates	(304)	(400)	(364)
Over‑provision in respect of prior years	(1,069)	(6,878)	(6,252)
Income tax expense/(credit)	(11,798)	(18,067)	(15,136)

10Income tax expense (Continued)

(a)	Cayman Islands Income Tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)	Hong Kong Profits Tax

Hong Kong profits tax rate has been provided at the rate of 16.5% on the estimated assessable profit for each of the years ended 31 December 2021,2022 and 2023.

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

11Loss per share

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

For the year ended 31 December 2021, 2022 and 2023, the Company has two categories of dilutive securities: Convertible Note and share option. These dilutive securities are assumed to have been converted into ordinary shares, and the net losses for the year is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

11Loss per share (Continued)

(b)	Diluted Loss per share (Continued)

The following table sets forth the computation of basic and diluted loss per share:

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Numerator:
Loss attributable to owners of the Company – basic	(586,619)	(76,247)	(37,432)
Loss attributable to owners of the Company – diluted	(586,619)	(76,247)	(37,432)
Shares (denominator):
Weighted average number of shares – basic	65,960,235	81,911,577	131,658,595
Weighted average number of shares – diluted	65,960,235	81,911,577	131,658,595
Loss per share – basic (RMB)	(8.89)	(0.93)	(0.28)
Loss per share – diluted (RMB) (Note i)	(8.89)	(0.93)	(0.28)

Note i

As the Group incurred losses for the years ended 31 December 2022 and 2023, share option and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value are not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the year ended 31 December 2022 and 2023.

12Property, plant and equipment

				Office equipment,
			Machinery	furniture fixtures
		Leasehold	and	and motor	Right of use
	Buildings	improvements	equipment	vehicles	assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2022
Opening net book amount	57,236	109,836	66,220	5,009	120,448	358,749
Additions	105	20,861	11,509	2,999	70,177	105,651
Disposal	—	—	(930)	(1,211)	(22,381)	(24,522)
Disposal of subsidiaries (Note 30)	—	(23,469)	(2,900)	(340)	(14,161)	(40,870)
Depreciation charges	(3,305)	(13,845)	(12,364)	(1,421)	(30,156)	(61,091)
Transfer to Investment Properties	(17,101)	—	—	—	—	(17,101)
Closing net book amount	36,935	93,383	61,535	5,036	123,927	320,816

Year ended 31 December 2022
At 31 December 2022
Cost	37,021	289,207	131,668	25,663	214,787	698,346
Accumulated depreciation and impairment	(86)	(195,824)	(70,133)	(20,627)	(90,860)	(377,530)
Net book amount	36,935	93,383	61,535	5,036	123,927	320,816

At 31 December 2023
Opening net book amount	36,935	93,383	61,535	5,036	123,927	320,816
Additions	1,539	15,270	20,428	3,455	14,552	55,244
Disposal	—	—	(3,881)	(251)	(184)	(4,316)
Disposal of subsidiaries (Note 30)	—	(417)	(1,699)	(86)	—	(2,202)
Depreciation charges	(1,983)	(22,001)	(16,269)	(1,644)	(23,426)	(65,323)
Closing net book amount	36,491	86,235	60,114	6,510	114,869	304,219

Year ended 31 December 2023
At 31 December 2023
Cost	38,560	304,053	127,559	26,772	223,076	720,021
Accumulated depreciation and impairment	(2,069)	(217,818)	(67,445)	(20,262)	(108,207)	(415,802)
Net book amount	36,491	86,235	60,114	6,510	114,869	304,219

As at 31 December 2022 and 2023, property, plant and equipment with net book value amounting to approximately RMB48,285,000 and RMB34,965,000 respectively, were pledged as security for the bank and other borrowings.

13Lease

(a)	Amounts recognised in the consolidated balance sheets:

Right-of-use assets are classified as property, plant and equipment (Note 12).

	As at	As at	As at
	31 December	31 December	31 December
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Lease liabilities
Current	28,278	27,352	35,465
Non-current	105,754	99,304	84,236
	134,032	126,656	119,701

(b)	Amounts recognised in the consolidated statements of comprehensive income:

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Interest expense (included in finance costs) (Note 8)	12,844	8,681	5,858
Expense relating to short-term leases (included in cost of goods sold and administrative expenses)	15,836	12,822	9,374

The total cash outflows for leases in 2023 was approximately RMB36,698,000 (2022: RMB31,263,000).

14Investment properties

	2022	2023
	RMB’000	RMB’000
Fair value
At 1 January	—	23,065
Transfer from property, plant and equipment	23,065	—
Fair value loss of investment properties	—	(154)
At 31 December	23,065	22,911

Investment properties represents buildings held in the PRC.

Investment properties with fair value amounting to RMB22,911,000 as of December 31, 2023 were pledged as security for the bank loans at the reporting date.

Amounts recognised in the consolidated income statements for investment properties:

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Rental income	—	—	240

As at 31 December 2023, the fair values of the investment property are based on valuation performed by Dacheng Assessment, an accredited independent valuer. Dacheng Assessment is a specialist in valuing these types of investment properties in China. A valuation model in accordance with that recommended by the International Valuation Standards Committee has been applied.

15Intangible assets

		Computer	Medical
	Goodwill	software	licenses	Tradenames	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended 31 December 2022
Opening net book amount	33,175	713	—	3,350	37,238
Additions	—	606	—	—	606
Disposal	—	(3)	—	—	(3)
Business combination (Note 29)	779	—	—	—	779
Disposal of subsidiaries (Note 30)	(955)	—	—	—	(955)
Amortisation	—	(395)	—	—	(395)
Closing net book amount	32,999	921	—	3,350	37,270
At 31 December 2022
Cost	54,213	12,813	9,585	5,039	81,650
Impairment	(21,214)	(3,954)	—	(719)	(25,887)
Accumulated amortisation	—	(7,938)	(9,585)	(970)	(18,493)
Net book amount	32,999	921	—	3,350	37,270

Year ended 31 December 2023
Opening net book amount	32,999	921	—	3,350	37,270
Additions	—	215	—	—	215
Disposal of subsidiaries	—	(30)	—	—	(30)
Amortisation	—	(347)	—	(227)	(574)
Closing net book amount	32,999	759	—	3,123	36,881
At 31 December 2023
Cost	54,213	12,809	9,585	5,040	81,647
Impairment	(21,214)	(3,954)	—	(719)	(25,887)
Accumulated amortisation	—	(8,096)	(9,585)	(1,198)	(18,879)
Net book amount	32,999	759	—	3,123	36,881

Note:

Goodwill of RMB779,000 arose from acquisitions of subsidiaries in 2022 and nil in 2023. The subsidiaries are principally engaged in the provision of non-surgical aesthetic treatments and surgical aesthetic treatments in the PRC.

15Intangible assets (Continued)

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

During the year ended 31 December 2022 and 2023, the Company has not recognized any impairment to property, plant and equipment and intangible assets.

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

	2022	2023
Annual compound revenue growth rate	6.0% ~ 10.0%	6.0% ~ 10.0%
Annual gross profit ratio	53.8% ~ 65%	47.0% ~ 62.0%
Discount rate	5.7%	5.7%

Management considers that because of their experience and expertise knowledge in the aesthetic medical treatment business in the PRC, a cash flow period of five years is reasonable.

Management determined budgeted gross margin based on past performance and its expectations of the market development. The average annual revenue growth rate used is consistent with the forecasts of the market from a industry study. The discount rate used is pre-tax and reflects specific risks relating to the entity. The cash flows beyond the five year periods are extrapolated using a 5% (2022: 5%) growth rate.

16Investments accounted for using the equity method

	2022	2023
	RMB’000	RMB’000
At 1 January	4,904	1,160
Acquisition	860	—
Disposal	(600)	(1,160)
Transfer to assets held-for-sale	(4,004)	—
At 31 December	1,160	—

Set out below are the associates of the Group as at 31 December 2022 and 2023 which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The places of establishment are also their principal places of business.

16Investments accounted for using the equity method (Continued)

Nature of investments in associates as at 31 December 2022 and 2023:

	Place of	% of ownership		Nature of the	Measurement
Name of entity	establishment	2022	2023	relationship	method
Moyan (Shenzhen) Network Technology Co., Ltd.	The PRC	46%	—%	Note 1	Equity
(美約(深圳)網路技術有限公司)
Shenzhen Huayanyuese Health Management Consulting Co., Ltd.
（深圳市花顔悅色健康管理咨詢有限公司）	The PRC	30%	—%	Note 2	Equity
Shenzhen Pengai Lizhi Aesthetic Medical Clinic
（深圳鹏爱荔枝医疗美容诊所）	The PRC	43%	—%	Note 3	Equity

Note 1:	Moyan (Shenzhen) Network Technology Co., Ltd. (“Moyan”) was engaged in internet marketing services. This entity was deregistered in September 2023.
Note 2:	Shenzhen Huayanyuese Health Management Consulting Co., Ltd. was engaged in investment holding and provision of management services. This entity was divested in April 2023.

Note 3:Shenzhen Pengai Lizhi Aesthetic Medical Clinic (“Lizhi”) was engaged in the provision of aesthetic medical services. The Company’s subsidiary Shenzhen Miaoyan Medical Technology Investment Co., Ltd. (“Miaoyan Technology”) signed an investment cooperation agreement with Shenzhen Zimu Culture Investment Development Co., Ltd., where Miaoyan Technology subscribed 60% shares in Lizhi on 31 December 2021 for a consideration of RMB2 million, after which Miaoyan Technology signed a share purchase agreement with Ms. Zhu Zihan, where Ms. Zhu Zihan purchased 17% shares in Lizhi for a consideration of RMB2 million. On January 10, 2023, the Company entered into a share purchase agreement with a non-affiliated third party, under which it transferred 100% shares in Miaoyan Technology to this third party for a consideration of RMB1.9 million. As of the date of this annual report, the transaction has been closed.

Summarised financial information for associates

Set out below are the summarised financial information for investments accounted for using the equity method:

Summarised balance sheet

	2022	2023
	RMB’000	RMB’000
Current
Cash and cash equivalents	33	—
Other current assets (excluding cash and cash equivalents)	4,611	—
Total current assets	4,644	—
Financial liabilities (excluding trade payables)	—	—
Other current liabilities (including trade payables)	(2,654)	—
Total current liabilities	(2,654)	—
Total non-current assets	300	—
Net assets	2,290	—

16Investments accounted for using the equity method (Continued)

Summarised statement of comprehensive income

	2022	2023
	RMB’000	RMB’000
Revenue	—	—
Depreciation and amortisation	—	—
Interest expense	—	—
Loss before income tax	—	—
Income tax expense	—	—
Loss for the year	—	—

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

17Trade and other receivables, deposits and prepayments

	2022	2023
	RMB’000	RMB’000
Trade receivables	6,193	9,841

Other receivables	1,460	923
Deposits	17,976	7,342
Prepayments	31,030	20,450
Advances to employees	720	1,086
	51,186	29,801
Less: Non-current portion
Prepayments and deposits	(25,299)	(8,146)
Current portion	25,887	21,655

The carrying amounts of trade and other receivables, deposits and prepayments are denominated in RMB and approximate their fair values.

Trade receivables are all aged within 30 days and no bad debts accrued.

18Inventories

	2022	2023
	RMB’000	RMB’000
Pharmaceuticals	1,304	789
Medical consumables	26,549	14,792
	27,853	15,581

The cost of inventories recognised as expense and included in cost of inventories and consumables amounted to RMB204,881,000 (2022: RMB160,152,000).

19Restricted cash and cash and bank balances

	2022	2023
	RMB’000	RMB’000
Restricted cash	1,547	—

	2022	2023
	RMB’000	RMB’000
Cash and cash equivalents
Cash at banks	12,138	62,320
Cash on hand	23	16
Total	12,161	62,336

The analysis of bank and cash balances for the purpose of the consolidated statement of cash flows is as follows:

	2022	2023
	RMB’000	RMB’000
Cash and cash equivalents	12,161	62,336

The carrying amounts of the Group’s restricted bank deposit and cash and cash equivalents are denominated in the following currencies:

	2022	2023
	RMB’000	RMB’000
RMB	10,857	62,278
US dollars	96	47
Hong Kong dollars	5	11
Singapore dollars	2,750	—
	13,708	62,336

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

20Assets held-for-sale

The discontinued operation includes an investment in an associate of Mendis Aesthetic PTE. Ltd. (“Mendis”) with a carrying amount of RMB4,004,000.

In March 2022, the Company entered into a sales and purchase agreement to sell 44.4% of equity interest of Mendis. The sale of shares is completed in two equal tranches. The first tranche to sell 22.2% of equity interest was completed in March 2022. The second tranche was completed in December 2023.

The investment was reclassified as assets held-for-sale in March 2022. As at the date of reclassification, the carrying amount equals the fair value of the instrument, which is the consideration of the sales of shares. The Company recorded a loss of RMB1,083,000 due to the disposal of Stargaze Wealth Limited for the year ended 31 December 2023.

21aShare capital

	Ordinary shares of USD0.001 each
	Number of	Nominal	Nominal
	shares	value	value
		USD’000	RMB’000
Authorised:
As at 1 January 2020, 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022, 31 December 2022, 1 January 2023 and 31 December 2023	1,500,000,000	1,500	10,599
Issued and paid:
As at 31 December 2021 and 1 January 2022	70,838,671	72	469
Issuance of shares to Hawyu (HK) Limited (Note i)	21,413,276	21	144
Issuance of shares under Performance Incentive Plan (Note ii)	1,927,793	2	13
As at 31 December 2022*	94,179,740	94	626
Issuance of shares to MY Universe (HK) Limited (Note iii)	36,402,570	36	250
Issuance of shares to Peak Asia Investment Holdings V Limited (Note iv)	12,088,808	12	88
Issuance of shares to Seefar Global Holdings Limited (Note v)	1,956,516	2	14
As at 31 December 2023**	144,627,634	145	978

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

21aShare capital (Continued)

Note iii:

Reference is made to the 6-K report of the Company filed with the SEC on February 16, 2023. Further to its press release on July 20, 2022, the Company has closed its previously announced private placement offering through the issuance and allotment of 36,402,570 new ordinary shares of the Company (the “Subscription Shares”) to MY Universe (HK) Limited as designated by Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) at a price of RMB 4.67 per Subscription Share for the aggregate gross proceeds of RMB 170 million.

Note iv:

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022, form 6-K of the Company filed with the SEC on February 16, 2023 and form 6-K of the Company filed with the SEC on August 17, 2023 (collectively, “Previous Disclosure”). Further to its Previous Disclosure, the Company has closed its previously announced the issue of a total number of 12,088,808 ordinary shares of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share on August 16, 2023 pursuant to the Note issued to ADV on September 17, 2020 and the cooperation agreement between ADV and its affiliate, the Company, Dr. Zhou Pengwu, Ms. Ding Wenting, Wanda and Jiechuang dated July 20, 2022. As of December 31, 2023, the Company has no convertible note outstanding.

Note v:

Further to the Company’s Previous Disclosure mentioned in Note iv, Seefar Global Holdings Limited exercised its warrants, converting them into 1,956,516 ordinary shares of the Company on August 18, 2023.

* The treasury shares as of December 31, 2022 were 135,000 ordinary shares, represented by 45,000 ADSs repurchased in 2020 pursuant to the Company’s repurchase program in October 2020.

** The treasury shares as of December 31, 2023 were 1,263,750 ordinary shares, including 135,000 ordinary shares represented by 45,000 ADSs repurchased in 2020 pursuant to the Company’s repurchase program in October 2020, and 1,128,750 ordinary shares held by Shengli Family Limited, which have not been granted to any employee but are reserved for the purpose of incentive shares.

21bTreasury Shares

	Number of
	shares	RMB’000
As at 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022, 31 December 2022, 1 January 2023	135,000	2,023
Options outstanding under the Share Incentive Plan	1,128,750	—
As at 31 December 2023	1,263,750	2,023

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

22Other reserves

				Share‑based
	Capital	Merger	Statutory	compensation	Other
	reserve	reserve	reserve	reserve	reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)
At 1 January 2021	707,510	(10,000)	42,777	194,715	(64,647)	870,355
Translation of foreign operations	—	—	—	—	574	574
Further acquisition of interests in a subsidiary (Note 31)	380	—	—	—	(935)	(555)
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	3,575	3,575
Share-based payment reserve	—	—	—	35,462	—	35,462
At 31 December 2021	707,890	(10,000)	42,777	230,177	(61,433)	909,411

At 31 December 2021 and 1 January 2022	707,890	(10,000)	42,777	230,177	(61,433)	909,411
Translation of foreign operations	—	—	—	—	(665)	(665)
Revaluation of investment properties upon transfer from property, plant and equipment	—	—	—	—	5,964	5,964
Deregister of subsidiary	17	—	—	—	—	17
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	(2,613)	(2,613)
Issuance of shares	94,153	—	—	—	(144)	94,009
Transaction costs related to issuance of shares	(5,128)	—	—	—	—	(5,128)
Share-based payment reserve	—	—	—	27,515	—	27,515
At 31 December 2022	796,932	(10,000)	42,777	257,692	(58,891)	1,028,510

At 31 December 2022 and 1 January 2023	796,932	(10,000)	42,777	257,692	(58,891)	1,028,510
Translation of foreign operations	—	—	—	—	(790)	(790)
Revaluation of investment properties	—	—	—	—	(1,498)	(1,498)
Disposal of subsidiary	—	—	(5)	—	—	(5)
Share-based payment reserve	—	—	—	7,500	—	7,500
Addition of paid-in capital	170,001	—	—	—	—	170,001
Convertible note convert into shares	24,417	—	—	—	—	24,417
At 31 December 2023	991,350	(10,000)	42,772	265,192	(61,179)	1,228,135

(a)	Capital reserve

The capital reserve mainly represents capital contribution made by an owner and shareholders of the Company.

22Other reserves (Continued)

(b)Merger reserve

Merger reserve is mainly attributable to business combinations under common control.

(c)Statutory reserve

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

(d)Share-based compensation reserve

For the year ended 31 December 2022, share-based compensation expenses amounting to RMB27,515,000 was charged to share-based compensation reserve (Note 32), which was attributable to share options which were granted to certain consultants and employees of the Group in previous years.

For the year ended 31 December 2023, share-based compensation expenses amounting to RMB4,226,000 was charged to share-based compensation reserve (Note 32).

(e)Other reserve

Other reserve mainly represents the currency translation differences and loss on the conversion of property, plant and equipment to investment properties.

23Deferred income tax

	2022	2023
	RMB’000	RMB’000
The deferred tax assets comprise attributable to:
- Tax losses	60,002	76,572
- Other temporary differences	1,161	366
	61,163	76,938
The deferred tax liabilities comprise temporary differences attributable to:
- Others	—	(9)
	—	(9)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheets are as follows:

	2022	2023
	RMB’000	RMB’000
Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	61,163	76,938
	61,163	76,938
Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	—	(9)

23Deferred income tax (Continued)

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same taxation jurisdiction is as follows:

The gross movement on deferred income tax accounts is as follows:

	2022	2023
	RMB’000	RMB’000
At 1 January	45,480	61,163
Disposal of subsidiaries (Note 30)	(5,292)	(6)
Credited to consolidated statement of comprehensive income	21,375	16,136
Translation adjustment	(400)	(364)
At 31 December	61,163	76,929

Deferred income tax assets

	Tax losses	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2022	43,323	2,442	45,765
Disposal of a subsidiary (Note 30)	(5,292)	—	(5,292)
Credited to consolidated statement of comprehensive income	22,371	(1,281)	21,090
	(400)	—	(400)
At 31 December 2022 and 1 January 2023	60,002	1,161	61,163
Disposal of subsidiaries (Note 30)	(6)	—	(6)
Credited to consolidated statement of comprehensive income	16,941	(796)	16,145
Translation adjustment	(364)	—	(364)
At 31 December 2023	76,572	366	76,938

Deferred income tax liabilities

	Medical licenses
	and tradenames	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2022	285	—	285
Credited to consolidated statement of comprehensive income	(285)	—	(285)
At 31 December 2022 and 1 January 2023	—	—	—
Credited to consolidated statement of comprehensive income	(9)	—	(9)
At 31 December 2023	(9)	—	(9)

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has unrecognised tax losses as at 31 December 2023 of RMB78,783,000 (2022: RMB103,988,000) which can be carried forward against future taxable income and their expiry dates are as follows:

	2022	2023
	RMB’000	RMB’000
Tax loss expiring within 5 years	103,988	78,783

24Borrowings

	2022	2023
	RMB’000	RMB’000
Non‑current
Bank borrowings
- secured	3,248	15,610

Other borrowings
- secured	25,862	15,800
	29,110	31,410
Current
Bank borrowings
- secured	108,534	42,196

Other borrowings
- secured	64,232	31,737
	172,766	73,933
	201,876	105,343

The carrying amounts of borrowings approximate their fair values and are denominated in RMB. The effective interest rates on the borrowings from banks was as 7.6% at 31 December 2023.

Bank borrowings are secured by the following:

(i)	property, plant and equipment and investment properties of the Group (Note 12 and Note 14);
(ii)	personal properties provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 35(d));
(iii)	personal guarantee provided by Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting, Mr Zhou Xichun (Note 35(d)); and
(iv)	corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 35(d)).
(v)	personal guarantee provided by Ms. Wu Binhua (Note 35(d)).

Other borrowings are secured by the following:

(i)	property, plant and equipment of the Group (Note 12).

25Trade and accruals, other payables and provisions

	2022	2023
	RMB’000	RMB’000
Trade payables	46,752	42,402
Accrued employee benefits	15,004	16,521
Accrued operating expenses	5,772	5,619
Accrued professional service fees	1,749	6,708
Deposits received	1,147	689
Duty and tax payable other than corporate income tax	4,375	4,784
Other payables to suppliers of plant and equipment	177	158
Others	15,514	396
	90,490	77,277

The carrying amounts of trade and other payables are denominated in RMB. The carrying amounts approximate their fair values due to their short-term maturities.

26Contract liabilities

	2022	2023
	RMB’000	RMB’000
Advance receipt for treatment packages	169,725	193,042

As at end of 31 December 2023, the contract liabilities are aged within one year from the date when the sales contracts in respect of treatment packages were entered into.

27Convertible note

Convertible note in 2020

On 17 September 2020, the Company entered into a convertible note purchase agreement, pursuant to which, the Company issued a convertible note to ADV at a principal amount of US$5,000,000 (equivalent to approximately RMB33,474,000) at a maturity date of 17 March 2023. Nevertheless, in July 2022, the Company entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement (collectively “Financing Agreements”) with ADV and other parties, under which the Company settled with ADV on the above convertible note purchase agreement. According to the Financing Agreements, the aforementioned convertible note held by ADV will no longer accrue interest after July 2022 and ADV undertakes to covert the outstanding principal amount as well as interest into the Company’s ordinary shares at the price of RMB4.203 per ordinary share without cash payment upon the closing of the Financing Agreements. The key terms of the convertible note are summarised as follows:

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

As a part of the financing plan of convertible note, on 17 September 2020, the Company also entered into an exit payment agreement with ADV to compensate ADV for a maximum of US$2,700,000 if certain requirements are not fulfilled. On 20 July 2022, the Company granted a warrant to ADV for a right to purchase the Company’s shares at USD equivalent of RMB4.67 per share as a substitute to the exit payment which was effective since August 16, 2023 and until 6:00pm (Hong Kong time) on December 14, 2024 (inclusive). The warrant of exit payment is measured at fair value of RMB19,506,000 included in convertible note.

27Convertible note (Continued)

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

As at 31 December 2023, the directors used the binominal method.

The movement of the convertible note is set out as below:

RMB’000

For the year ended 31 December 2021
At 1 January 2021	34,190
Unrealised exchange difference	(371)
Change in fair value	4,240

At 31 December 2021	38,059

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	4,240

For the year ended 31 December 2022
At 1 January 2022	38,059
Change in fair value	26,506

At 31 December 2022	64,565

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	26,506

For the year ended 31 December 2023
At 1 January 2023	64,565
Converted into shares	(45,175)
Change in fair value	116

At 31 December 2023	19,506

Fair value changes for the year included in consolidated statement of comprehensive loss for liabilities held at the year end	116

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on February 16, 2023 and August 17, 2023 in relation to, among other, entry into a share purchase agreement, a subscription agreement, a shareholders’ agreement and a cooperation agreement. The Company has closed its previously announced issue of a total number of 12,088,808 ordinary shares of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share on August 16, 2023 pursuant to the Note issued to ADV on September 17, 2020 and the cooperation agreement between ADV and its affiliate, the Company, Dr. Zhou Pengwu, Ms. Ding Wenting, Wanda and Jiechuang dated July 20, 2022.

28Cash generated from operations

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss before income tax	(681,314)	(94,173)	(55,058)
Adjustments for:
Finance income	(113)	(155)	(78)
Finance costs	27,230	21,635	14,474
Amortisation of intangible assets (Note 15)	5,970	395	574
Depreciation of property, plant and equipment (Note 12)	93,165	61,091	65,323
Depreciation of investment properties (Note 14)	—	—	—
Loss on disposal of property, plant and equipment	14,349	20,465	1,981
Loss on disposal of intangible assets	1,350	3	—
Share of profits of investments accounted for using the equity method	(81)	—	—
Fair value loss of investment properties	—	—	154
Fair value loss of convertible note	4,240	26,506	116
Convertible note convert into shares	—	—	(20,420)
Reversal of contingent consideration	(1,523)	—	—
Share-based payment	35,463	27,528	7,514
Impairment of non-current assets	313,959	—	—
Unrealised exchange difference	(373)	—	—
Loss on disposal of associates	—	2,920	220
Loss on disposal of subsidiaries (Note 30)	21,558	11,329	4,860
Loss on liquidation of subsidiaries	—	—	373
Loss on ceased operation of subsidiaries	—	—	813
	(166,120)	77,544	20,846
Changes in working capital:
- Inventories	(800)	(294)	12,272
- Trade receivables	3,849	1,302	(3,966)
- Other receivables, deposits and prepayments	34,108	1,718	3,088
- Trade payables	4,543	16,394	28,019
- Accruals, other payables and provisions	(52,018)	(104,435)	(9,283)
- Contract liabilities	228,153	(66,728)	23,330
Cash flow from operating activities	51,715	(74,499)	74,306

This section sets out an analysis of net debt and the movements in net debt for the years:

	Liabilities from financing activities
			Lease	Lease
	Borrowing	Borrowing	liabilities	liabilities
	due within	due after	due within	due after
	1 year	1 year	1 year	1 year	Total
Net debt	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2022	(156,208)	(77,607)	(28,278)	(105,754)	(367,847)
Cash flows	(16,558)	48,497	926	6,450	39,315
As at 31 December 2022	(172,766)	(29,110)	(27,352)	(99,304)	(328,532)
As at 1 January 2023	(172,766)	(29,110)	(27,352)	(99,304)	(328,532)
Cash flows	98,833	(2,300)	(11,318)	5,906	91,121
As at 31 December 2023	(73,933)	(31,410)	(38,670)	(93,398)	(237,411)

29Business combination

(a)	Shenzhen Miaoyan Aesthetic Medical Clinic

On 30 May 2022, the Group acquired 100% of the share capital of Shenzhen Miaoyan Aesthetic Medical Clinic, an aesthetic medical treatment provider operating in the PRC at the cash consideration for RMB 1,000,000 and obtained control, which was then divested in the fourth quarter of 2022 due to its underperformance.

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

The following table sets out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2022:

2022
RMB’000
Pro forma consolidated statement of comprehensive income:
Revenue	1,113
Loss after tax	(1,223)

30Disposals of subsidiaries

(a)	Nanchang Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd.

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

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Nanchang Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd. is as follows:

2022
RMB’000
Cash received	1,500
Net cash inflow in respect of disposal of Nanchang Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd.	1,500

30Disposals of subsidiaries (Continued)

(b)	Changsha Peng’ai Aesthetic Medical Hospital Co., Ltd.

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

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Changsha Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd. is as follows:

2022
RMB’000
Cash received	3,150
Cash and cash equivalents disposed of	(52)
Net cash inflow in respect of disposal of Changsha Peng’ai Xiuqi Aesthetic Medical Hospital Co., Ltd.	3,098

30Disposals of subsidiaries (Continued)

(c)	Shenzhen Miaoyan Medical Technology Investment Co., Ltd.

In May 2023, the Group disposed of its entire equity interest in Shenzhen Miaoyan Medical Technology Investment Co., Ltd. to a third party. Details of the net assets of Shenzhen Miaoyan Medical Technology Investment Co., Ltd. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	(25)
Intangible assets	6
Deferred tax assets	6
Prepayments	192
Investment in associate	860
Trade and other receivables	20,294
Cash and cash equivalents	26
Trade payables and other payables	(16,558)
Contract liabilities	(13)
Income tax liabilities	209
Reserve	(5)
Net assets of subsidiary	4,992
Loss on disposal of subsidiary	(3,092)
Cash consideration	1,900

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the subsidiary is as follows:

2023
RMB’000
Cash received	1,900
Cash and cash equivalents disposed of	(26)
Net cash inflow in respect of disposal	1,874

(d)	Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd.

In October 2023, the Group disposed of its entire equity interest in Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd. to a third party. Details of the net assets of Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	543
Intangible assets	24
Trade and other receivables	508
Cash and cash equivalents	76
Trade payables and other payables	(995)
Net assets of subsidiary	156
Loss on disposal of subsidiary	(156)
Cash consideration	—

30Disposals of subsidiaries (Continued)

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the subsidiary is as follows:

2023
RMB’000
Cash received	—
Cash and cash equivalents disposed of	(76)
Net cash outflow in respect of disposal	(76)

(e)	Stargaze Wealth Limited.

In December 2023, the Group disposed of its entire equity interest in Stargaze Wealth Limited. to a third party. Details of the net assets of Stargaze Wealth Limited. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	842
Prepayments	1
Asset held-for-sale	1,083
Trade and other receivables	16,690
Cash and cash equivalents	974
Trade payables and other payables	(18,114)
Exchange reserve	136
Net assets of subsidiary	1,612
Loss on disposal of subsidiary	(1,612)
Cash consideration	—

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the subsidiary is as follows:

2023
RMB’000
Cash received	—
Cash and cash equivalents disposed of	(974)
Net cash outflow in respect of disposal	(974)

31Transactions with non-controlling interests

During the year ended 31 December 2021, 2022 and 2023, the Group completed the following transactions with non-controlling interests and the impact is as below:

		Debit to	Total net
	(Debit)/credit	non-controlling	(debit)/credit to
	to other reserve	interests	Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2021
Acquisition of additional interests in a subsidiary:
- Huizhou Pengai (Note a)	(220)	(140)	(360)
- Changsha Pengai (Note b)	(715)	400	(315)

Disposal of interests in a subsidiary without loss of control:
- Changsha Pengai (Note c)	3,575	(2,000)	1,575
	2,640	(1,740)	900

		Debit to	Total net
	(Debit)/credit	non-controlling	(debit)/credit to
	to other reserve	interests	Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2022
Acquisition of additional interests in a subsidiary:
- Shenzhen Pengai Xiuqi(Note d)	(224)	(526)	(750)
- Guangzhou Pengai (Note e)	2,054	(4,814)	(2,760)
- Guangzhou Pengai Xiuqi (Note f)	86	(86)	—
- Yantai Pengai (Note g)	288	(588)	(300)
	2,204	(6,014)	(3,810)

(a)	Acquisition of interest in Huizhou Pengai

2021
RMB’000
Carrying amount of non-controlling interests acquired	140
Consideration paid to non-controlling interests	(360)
Excess of consideration paid to non-controlling interest recognised within equity	(220)

On 13 September 2021, the Group purchased an additional 2% equity interest of Huizhou Pengai at consideration of RMB360,000 which resulted in an increase in the Group’s equity interest in Huizhou Pengai from 65.5% to 67.5%.

(b)	Acquisition of interest in Changsha Pengai

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

31Transactions with non-controlling interests (Continued)

(c)	Disposal of interest in Changsha Pengai without loss of control

2021
RMB’000
Carrying amount of non-controlling interests disposed of	2,000
Less: consideration received from non-controlling interest	1,575
Gain on disposal within equity	3,575

On 24 September 2021, the Group disposed a 15% equity interest in Changsha Pengai at a total consideration of RMB1,575,000 which resulted in a decrease in the Group’s equity interest in Changsha Pengai of 15%.

(d)	Acquisition of interest in Shenzhen Pengai Xiuqi

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

(e)	Acquisition of interest in Guangzhou Pengai

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

(f)	Acquisition of interest in Guangzhou Pengai Xiuqi

2022
RMB’000
Carrying amount of non-controlling interests acquired	(86)
Consideration paid to non-controlling interests	—
Excess of consideration paid to non-controlling interest recognised within equity	(86)

On 20 June 2022, the Group’s a equity interest in Guangzhou Peng Ai Xiuqi changed from 55% to 70%, because of the increase in the Group’s equity interest in Guangzhou Pengai of 20%.

31Transactions with non-controlling interests (Continued)

(g)	Acquisition of interest in Yantai Pengai

2022
RMB’000

Carrying amount of non-controlling interests acquired	(288)
Consideration paid to non-controlling interests	(300)
Excess of consideration paid to non-controlling interest recognised within equity	(588)

On 12 July 2022, the Group purchased an additional 1% equity interest of Yantai Pengai at consideration of RMB2,760,000, which resulted in an increase in the Group’s equity interest in Yantai Pengai of 1%.

32Share based compensation

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

The option holder may elect at any time to exercise any part or all of the vested options before the expiry date.

32Share based compensation (Continued)

Movements in the number of options for the year ended 31 December 2022 and 2023 are as follows:

		Weighted-	Weighted-
	Number of	average	average grant
	options	exercise price	date fair value
		RMB	RMB
Outstanding as of 1 January 2022	1,270,445	0.007	28.01
Vested during the year (note)	(1,270,445)
Outstanding as of 31 December 2022	—	—	—

Note: The Group vested the options to certain option holders in advance.

The fair value of share options were valued at grant date using Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Risk free interest rate	2.2%
Expected dividend yield	0
Expected volatility	57.87%
Exercise multiples	2.2
Contractual life	10

Share options outstanding as of 31 December 2023 have the following expiry date and exercise prices:

Share options as of
Grant date	Expiry date	Exercise price	31 December 2023

1 June 2019	31 May 2029	US$0.001	—
Weighted average remaining contractual life of options outstanding at end of period:			Not applicable

Performance Incentive Plan was approved by the board of directors in September 2019. On July 29, 2022, the Company issued 1,927,793 new ordinary shares to certain employees, representing an aggregate 2.0% of the total number of outstanding ordinary shares, at nil consideration in accordance with the Performance Incentive Plan.

A warrant that grants Seefar Global Holdings Limited the right to purchase from the Company 4,655,386 ordinary shares was issued by the Company to Seefar Global Holdings Limited pursuant to the Shareholders Agreement dated July 2022 on the date of Closing (as defined August 2023).

2,698,870 ordinary shares exercisable at any time after the first anniversary of the closing date under the warrant issued to Seefar Global Holdings Limited and 1,956,516 of which have been purchased upon the exercise of Seefar Global Holdings Limited on August 2023.

The share-based compensation expenses of approximately RMB7,514,000 (2022:RMB27,528,000) has been charged to the consolidated statements of comprehensive income in the current year.

33Summarised financial information of subsidiaries with material non-controlling interests

Set out below is the summarised financial information for each subsidiary that has non-controlling interests that are material to the Group.

As at 31 December 2021, 2022 and 2023, the non-controlling interests attributable to these entities accounted for 21%, 40% and40% of the total non-controlling interests for the respective year end.

Summarised balance sheets

	Huizhou Pengai			Shanghai Pengai
	2021	2022	2023	2021	2022	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	17,024	23,004	33,060	13,772	14,761	20,587
- Liabilities	(15,541)	(17,145)	(23,017)	(46,764)	(50,260)	(56,395)
Total current net assets/(liabilities)	1,483	5,859	10,043	(32,992)	(35,499)	(35,808)
Non‑current
- Assets	3,868	5,466	8,958	40,871	41,102	46,180
- Liabilities	(733)	(3,495)	(9,167)	(29,040)	(29,174)	(39,215)
Total non‑current net assets	3,135	1,971	(209)	11,831	11,928	6,965
Net assets/(liabilities)	4,618	7,830	9,834	(21,161)	(23,571)	(28,843)

	Xiuqi Pengai			Haikou Pengai
	2021	2022	2023	2021	2022	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	10,252	8,773	19,509	4,546	4,510	5,339
- Liabilities	(33,393)	(32,844)	(46,968)	(23,484)	(22,396)	(25,022)
Total current net liabilities	(23,141)	(24,071)	(27,459)	(18,938)	(17,886)	(19,683)
Non‑current
- Assets	26,429	30,261	36,573	18,964	15,295	12,256
- Liabilities	—	—	(4,631)	(5,808)	(5,450)	(4,640)
Total non‑current net assets	26,429	30,261	31,942	13,156	9,845	7,616
Net assets/(liabilities)	3,288	6,190	4,483	(5,782)	(8,041)	(12,067)

33Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Yantai Pengai
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Current
- Assets	3,753	2,909	3,441
- Liabilities	(31,845)	(25,394)	(31,624)
Total current net liabilities	(28,092)	(22,485)	(28,183)
Non-current
- Assets	33,234	28,832	29,119
- Liabilities	(17,086)	(16,778)	(17,088)
Total non-current net assets	16,148	12,054	12,031
Net assets/(liabilities)	(11,944)	(10,431)	(16,152)

Summarised statements of comprehensive income

	Huizhou Pengai			Shanghai Pengai
	2021	2022	2023	2021	2022	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	21,561	32,679	36,952	21,674	41,585	44,422
(Loss)/profit before income tax	(8,222)	4,261	6,252	(25,217)	(3,213)	(7,031)
Income tax (expense)/credit	297	1,049	(1,563)	1,347	(803)	1,758
(Loss)/profit and total comprehensive (loss)/income for the year	(7,925)	3,212	4,689	(23,870)	(2,410)	(5,273)
Total comprehensive (loss)/income allocated to non‑controlling interests	(2,734)	1,044	1,524	(4,737)	(482)	(1,055)
Dividend paid to non‑controlling interests	1,116	—	2,685	—	—	—

	Xiuqi Pengai			Haikou Pengai
	2021	2022	2023	2021	2022	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	28,251	37,106	51,431	24,134	30,474	32,421
(Loss)/Profit before income tax	(19,411)	3,871	(2,776)	(10,966)	(2,946)	(5,369)
Income tax (expense)/credit	2,586	968	1,068	(84)	(688)	1,342
(Loss)/Profit and total comprehensive (loss)/income for the year	(16,825)	2,903	(1,708)	(11,050)	(2,258)	(4,027)
Total comprehensive (loss)/income allocated to non‑controlling interests	(1,851)	174	(102)	(1,436)	(294)	(523)

	Yantai Pengai
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Revenue	15,295	36,763	28,874
(Loss)/profit before income tax	(21,773)	2,018	(8,099)
Income tax (expense)/credit	1,795	505	2,378
(Loss)/profit and total comprehensive income/(loss) for the year	(19,978)	1,513	(5,721)
Total comprehensive (loss)/income allocated to non-controlling interests	(2,198)	166	(286)

33Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows

	Huizhou Pengai			Shanghai Pengai
	2021	2022	2023	2021	2022	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	1,217	(1,905)	(1,127)	2,587	(11,224)	(1,110)
Income tax paid	(211)	(136)	—	(27)	—	—
Net cash generated from/(used in) operating activities	1,006	(2,041)	(1,127)	2,560	(11,224)	(1,110)
Net cash used in investing activities	(589)	(68)	(2,955)	(2,437)	(20)	(715)
Net cash used in financing activities	(18)	2,520	6,344	—	10,783	2,380
Net (decrease)/increase in cash and cash equivalents	399	411	2,262	123	(461)	555
Cash and cash equivalents at beginning of the year	296	695	1,106	461	584	123
Cash and cash equivalents at end of the year	695	1,106	3,368	584	123	678

	Xiuqi Pengai			Haikou Pengai
	2021	2022	2023	2021	2022	2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	(1,419)	(81)	(3,492)	2,162	779	1,771
Income tax paid	—	—	—	(8)	(50)	(20)
Net cash generated from/(used in) operating activities	(1,419)	(81)	(3,492)	2,154	729	1,751
Net cash used in investing activities	(767)	(13)	(997)	(1,300)	(594)	(30)
Net cash (used in)/generated from financing activities	2,880	(505)	8,817	(100)	(586)	—
Net (decrease)/increase in cash and cash equivalents	694	(599)	4,328	754	(451)	1,721
Cash and cash equivalents at beginning of the year	9	703	104	222	976	525
Cash and cash equivalents at end of the year	703	104	4,432	976	525	2,246

33Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Yantai Pengai Jiayan
	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	47	58	1,691
Income tax paid	—	—	—
Net cash generated from operating activities	47	58	1,691
Net cash used in investing activities	—	(115)	(421)
Net cash used in financing activities	—	(163)	—
Net increase/ (decrease) in cash and cash equivalents	47	(220)	1,270
Cash and cash equivalents at beginning of the year	514	561	341
Cash and cash equivalents at end of the year	561	341	1,611

34Commitments

(a)	Operating lease commitments

The Group leases premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and a majority of lease agreements are renewable at the end of the lease period at market rate.

From 1 January 2021, the Group has recognised right-of-use assets for these leases, except for short-term as stated in note 2.25 and note 13.

The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2022	2023
	RMB’000	RMB’000
Not later than 1 year	20	15

(b)	Contingencies

Certain subsidiaries of the Company have been named as defendants in two litigations in the PRC. The maximum amount of the damages claimed by the plaintiffs amounted to an aggregate of approximately RMB25,251,000 (2022: RMB18,200,000). No restricted cash was reserved as at December 31, 2023.

35Related party transactions

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

(a)	Transactions with related parties

	2022	2023
	RMB’000	RMB’000
Depreciation, interest expense and building rental
- A related company	1,890	1,567
Medical Equipment rental and transactions
-A related company	5,942	2,910

(b)	Balances with related parties

	2022	2023
	RMB’000	RMB’000
Current (Note i)
Amounts due from related parties
Amounts due from related companies	2,217	1,500
Amounts due from non‑controlling interests	656	656
	2,873	2,156

Note i:	Balances due from/to related parties are unsecured, interest free, repayable on demand and are denominated in RMB. Their carrying values approximate to their fair values.
(c)	Key management compensation

Key management includes directors and senior managements. The compensation paid or payable to key management for employee services is shown below:

	2022	2023
	RMB’000	RMB’000
Basic salaries and bonus	15,609	13,545
Share based compensation	27,528	7,514
Pension costs - defined contribution plans	319	273
	43,456	21,332

35Related party transactions (Continued)

(d)	Personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao, Mr. Zhou Xichun and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	2022	2023
	RMB’000	RMB’000
Bank borrowings of the Group secured by personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting and corporate guarantee from a related company	78,977	—
Bank borrowings of the Group secured by personal guarantees from Ms. Wu Binhua	—	41,746
Bank borrowings of the Group secured by personal properties from Dr. Zhou Pengwu and Ms. Ding Wenting	32,805	16,060

36Particulars of the subsidiaries

The following is a list of the principal subsidiaries at 31 December 2022 and 2023:

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2022	2023
Directly hold:
Dragon Jade Holdings Limited	British Virgin Islands (The “BVI”)	Registered capital of 1 share without par value	Investment holding and provision of management services	100%	100%
(龍翠控股有限公司)
Stargaze Wealth Limited	BVI	Registered capital of 50,000 shares without par value	Investment holding and provision of management services	100%	—%
(遙望星空有限公司)
Indirectly hold:
Peng Oi Investment (Hong Kong) Holdings Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%
(鵬愛投資(香港)集團有限公司)
Peng Yida Business Consulting (Shenzhen) Co., Ltd.	The PRC	Registered capital of Hong Kong dollar 500,000,000	Investment holding and provision of management services	100%	100%
(鵬意達商務諮詢(深圳)有限公司)
Shenzhen Pengai Hospital Investment Management Co., Ltd.	The PRC	Registered capital of RMB500,000,000	Investment holding and provision of management services	100%	100%
(深圳鵬愛醫院投資管理有限公司)
Aesthetic Medical International Holdings (Singapore) Pte. Ltd.	Singapore	Singapore dollars 10	Investment holding and provision of management services	100%	—%
(中國醫美控股(新加坡)有限公司)
Shenzhen Pengcheng Hospital Co., Ltd.	The PRC	Registered capital of RMB85,000,000	Provision of aesthetic medical services and general healthcare services	100%	100%
(深圳鵬程醫院有限公司)
Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB130,000,000	Provision of aesthetic medical services	100%	100%
(深圳鵬愛醫療美容醫院有限公司)
Shenzhen Pengai Beauty Promise Cosmetic Co., Ltd.	The PRC	Registered capital of RMB100,000	Sales of cosmetic products	100%	—%
(深圳市鵬愛美麗約定美容有限公司)
Haikou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	87%	87%
(海口鵬愛醫療美容醫院有限公司)
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	67.5%	67.5%
(惠州鵬愛醫療美容醫院有限公司)
Jinan Pengai Cosmetic Surgery Hospital Co., Ltd.	The PRC	Registered capital of RMB5,210,000	Provision of aesthetic medical services	95%	—%
(濟南鵬愛美容整形醫院有限公司)
Shanghai Pengai Medical Technology Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of medical aesthetic technical consulting and management services	100%	100%
(上海鵬愛醫療科技有限公司)

Shanghai Qiyue Medical Techonology Co., Ltd.	The PRC	Registered capital of RMB20,000,000	Provision of medical aesthetic technical consulting and management services	51%	—%
(上海祺嶽醫療科技有限公司)

Shengli Aesthetic Technology Investment,Hong Kong Company Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%

Aih Investment Management Corp.	U.S.A	Registered capital of 1,000,000 shares with a par of USD 0.01 per share	Investment holding and provision of management services	100%	100%

36Particulars of the subsidiaries (Continued)

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2022	2023
Indirectly hold (Continued):
Shenzhen Pengai Culture Broadcast Co., Ltd. (深圳鵬愛文化傳播有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of cultural, artistic activities, corporate image, exhibition planning and advertising service	100%	100%

Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd. (上海鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	80%	80%

Newa Medical Aesthetics Limited	Hong Kong	1,000,000 ordinary shares	Provision of aesthetic medical services	100%	100%

Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (廣州鵬愛醫療美容醫院有限公司)	The PRC	Registered capital of RMB18,800,000	Provision of aesthetic medical services	96%	96%

Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co. Ltd. (深圳鵬愛秀琪醫療美容醫院有限公司)	The PRC	Registered capital of RMB12,000,000	Provision of aesthetic medical services	89%	94%

Hangzhou Pengai E-commerce Co. (formerly known as Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd.) (杭州鵬愛電子商務有限公司)	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	100%	—%

Shanghai Pengai Jiahong (formerly known as Shanghai Mingyue Yueji) Aesthetic Medical Outpatient Department Co., Ltd. (上海鵬愛嘉泓医疗美容门诊部有限公司)	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	64%	64%

Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd. (廣州鵬愛秀琪醫療美容門診部有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of aesthetic medical services	70.1%	73%

Beijing Aomei Yixin Investment Consultant Co., Ltd. (北京澳美醫信投資顧問有限公司)	The PRC	Registered capital of RMB500,000	Investment holding and provision of management services	95%	95%

Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai (formerly known as Beijing Haiyue Xingguang) Aesthetic Medical Clinic (北京澳美醫信投資顧問有限公司鵬愛醫療美容診所)	The PRC	—	Provision of aesthetic medical services	95%	95%

Yantai Pengai Cosmetic Surgery Hospital Co., Ltd. (煙台鵬愛美容整形醫院有限公司)	The PRC	Registered capital of RMB10,000,000	Provision of aesthetic medical services	89%	95%

Shenzhen Ruimei Enterprise Management Co., Ltd. (深圳市睿美企業管理有限公司)	The PRC	Registered capital of RMB100,000	Investment holding and provision of management services	—%	100%

37Additional information: condensed financial statements of the Company

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

As of December 31, 2022 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

37Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

	2022	2023
	RMB’000	RMB’000
ASSETS
Non‑current assets
Investments in subsidiaries and due from subsidiaries	—	—
Current assets
Other receivables, deposits and prepayments	—	—
Cash and cash equivalents	84	52
	84	52
Total assets	84	52
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital and treasury shares	(1,397)	(1,134)
Other reserves	(72,728)	(26,649)
Total equity	(74,125)	(27,783)
LIABILITIES
Non‑current liabilities
Convertible note	—	—
	—	—
Current liabilities
Accruals, other payables and provisions	9,644	8,329
Convertible note	64,565	19,506
	74,209	27,835
Total liabilities	74,209	27,835
Total equity and liabilities	84	52

37Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income of the parent company

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Loss from subsidiaries	(469,724)	(30,294)	(26,521)
Selling expenses	(511)	—	—
General and administrative expenses	(47,188)	(34,575)	(14,089)
Finance income	—	5,269	—
Finance costs	(338)	—	(528)
Other loss, net	(6,968)	(7)	20,420
Fair value loss of convertible note	(4,240)	(26,506)	(116)
Loss before income tax	(528,969)	(86,113)	(20,834)
Income tax expense	—	—	—
Loss for the year	(528,969)	(86,113)	(20,834)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	574	(665)	(791)
Total other comprehensive income/(loss) for the year, net of tax	574	(665)	(791)
Total comprehensive loss for the year	(528,395)	(86,778)	(21,625)

Condensed statements of cash flows of the parent company

	2021	2022	2023
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(6,250)	(88,987)	(170,915)
Net cash used in investing activities	—	—	—
Net cash generated from financing activities	—	94,153	170,883
Net increase/(decrease) in cash and cash equivalents	(6,250)	(5,166)	(32)
Cash and cash equivalents at beginning of the year	11,500	5,250	84
Cash and cash equivalents at end of the year	5,250	84	52

38Subsequent events

Regarding the consideration of RMB1.77 million generated from the disposal of the Changsha Peng’ai Aesthetic Medical Hospital Co., Ltd., in 2024, the Company collected RMB300,000 according to the negotiation, resulting in a loss of 1.47 million.