Form 20-F
period 2024-12-31
Aesthetic Medical International Holdings Group Ltd
filed 2025-04-25
CIK 1757143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Wu Guanhua, Chief Financial Officer

E-mail: toby@pengai.com.cn

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

Telephone: +86 (755) 2665 0533

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)
American depositary shares, each representing three ordinary shares	PAIYY
Ordinary shares, par value US$0.001 per share*

*	Not for trading, but only in connection with the listing of the American depositary shares on the OTC Market.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 147,326,504 ordinary shares issued and outstanding.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” refers to our American depositary shares, each of which represents three of our ordinary shares;
●	“ADV” refers to Peak Asia Investment Holdings V Limited and/or its affiliates as the case may be;
●	“AIH” refers to Aesthetic Medical International Holdings Group Limited, a Cayman Islands exempted company; and we” “us” “our company” “the Company” “the Group” and “our” are to Aesthetic Medical International Holdings Group Limited and its subsidiaries, and in the context of describing our consolidated financial information;
●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan, unless when refer to specific laws and regulations adopted by Mainland China; and “Mainland China” are to the People’s Republic of China excluding Hong Kong, Macau and Taiwan;
●	“Contractual Arrangements” refers to a series of contractual arrangements entered into by us with Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd., the Relevant Subsidiaries, Ms. Ma Xiuhua and Ms. Ding Wenting from 2018 to 2024 with respect to the Target Equity Interests, as detailed in “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests”;
●	“Founder” or “Founders” refers to Dr. Zhou Pengwu or/and Ms. Ding Wenting or/and their affiliates as the case may be.
●	“Hawyu” refers to Hawyu (HK) Limited and/or its affiliates as the case may be;
●	“Jiechuang” refers to Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) and/or its affiliates as the case may be;
●	“Lafang” refers to Lafang China Co., Ltd. and/or its affiliates as the case may be;
●	“MY Universe” refers to MY Universe (HK) Limited and/or its affiliates as the case may be;
●	“Wanda” refers to Australia Wanda International Company Limited and/or its affiliates as the case may be;
●	“Relevant Subsidiaries” refers to, collectively, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Xiuqi (formerly known as Shanghai Pengai Jiahong) Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly, with ownership percentages of 27%, 26%, 3%, 15%, 12%, 24%, and 25% respectively, as of December 31, 2024.
●	“RMB” and “renminbi” refers to the legal currency of Mainland China;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;
●	“Target Equity Interests” refers to these equity interests held by Mr. Zhou Qiuming or Dr. Zhou Pengwu in the Relevant Subsidiaries, which constitute all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries as of December 31, 2024.
●	“US$,” “U.S. dollars,” “$,” and “dollars” refers to the legal currency of the United States; and

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, all translations of renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.2993 to US$1.00, which was the exchange rate on December 31, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

We completed an initial public offering of our ADSs at an initial offering price of US$12.00 per ADS on October 29, 2019. On January 19, 2023, we transferred the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. On May 21, 2024, our ADSs were quoted on the Pink Open Market initially under the symbol “PAIYY” since the Nasdaq suspended the trading of our ADSs. Subsequently, we applied to upgrade from the Pink Open Market to the OTCQX Best Market and received approval on July 10, 2024. The ADSs, each representing three of our ordinary shares, par value US$0.001 per share, are now traded on the OTCQX Best Market under the symbol “PAIYY”.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our business prospects, trends and conditions in the industry and markets in which we operate;
●	our goals, business strategies and plans to achieve these strategies;
●	our expected growth in, and market size of, our services in the markets we operate;
●	expected changes in our revenue, costs and expenditures;
●	our ability to offer new services in the markets and the industry we operate;
●	our ability to continue to develop new technologies and/or update our existing technologies;
●	growth of and trends of competition in our industry;
●	general economic, political and business conditions in the markets in which we operate;
●	changes to the regulatory environment and general outlook in the industry and markets in which we operate;
●	the performance of the global financial markets, including changes in our ability to access the capital markets and changes in the levels of interest rates;
●	our liquidity and financial condition;
●	our relationship with, and other conditions affecting, our customers;
●	our expectation regarding the use of the remainder of proceeds from our financing;
●	our dividend policy; and
●	other factors beyond our control.

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

Item 3.Key Information

Our Holding Company Structure and Their Respective Individual Shareholders

AIH is not a Chinese operating company but a Cayman Islands holding company with operations conducted through our subsidiaries incorporated in mainland China, or the PRC subsidiaries and through contractual arrangements with the Relevant Subsidiaries and this structure involves unique risks to investors. Investors are purchasing securities of a Cayman Islands holding company rather than securities of our subsidiaries that have substantive business operations in China and the Cayman Island holding company controls our subsidiaries in China primarily by direct equity ownership of up to 71.0% of the share interests of the Relevant Subsidiaries.

Chinese law imposes various restrictions on the direct foreign investment in PRC companies, including a limitation of 70% or less of equity interests or the rights held by foreign entities in PRC medical institutions. Consequently, contractual arrangements are entered into to provide investors with more exposure to foreign investment in seven Relevant Subsidiaries. We own 65% or more direct equity interest in each of the Relevant Subsidiaries and as a result we are able to control and consolidate such subsidiaries as a result of our direct majority equity ownership, among other things, and do not depend on the contractual arrangements in relation to the minority equity interest to control and consolidate such subsidiaries. The Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries, (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries, and (iii) have an exclusive option to purchase all or part of the Target Equity Interests in the Relevant Subsidiaries when and to the extent permitted by PRC laws. A summary of certain material terms of the Contractual Arrangements is as follows. For more details of these contractual arrangements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests” in this annual report.

●	Loan Agreement. Under the loan agreements among Mr. Zhou Qiuming, Dr. Zhou Pengwu and Shenzhen Pengai Investment, Shenzhen Pengai Investment agrees to extend a loan to Mr. Zhou Qiuming and Dr. Zhou Pengwu in an equivalent amount to the purchase price to be paid by Mr. Zhou Qiuming and Dr. Zhou Pengwu for acquiring the Target Equity Interests. Pursuant to each of these loan agreements, Mr. Zhou Qiuming and Dr. Zhou Pengwu shall repay the loan by transferring the current and future economic interest of the Target Equity Interests to Shenzhen Pengai Investment.
●	Economic Interest Transfer Agreement. Under the economic interest transfer agreements among Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries, the economic interest in relation to the Target Equity Interests currently held and subsequently acquired by Mr. Zhou Qiuming or Dr. Zhou Pengwu shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Mr. Zhou Qiuming or Dr. Zhou Pengwu under each loan agreement is deemed fully discharged.
●	Exclusive Option Agreement. Under the exclusive option agreement among Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries, Mr. Zhou Qiuming and Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiary, and the purchase price shall be the lowest price permitted by applicable PRC law.
●	Equity Interest Pledge Agreements. Under the equity interest pledge agreement among Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries, Mr. Zhou Qiuming and Dr. Zhou Pengwu pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiary acquired by him to Shenzhen Pengai Investment to guarantee the performance by Mr. Zhou Qiuming or Dr. Zhou Pengwu and the Relevant Subsidiary of their respective obligations under the applicable agreements under the Contractual Arrangements. If the Relevant Subsidiary or Mr. Zhou Qiuming or Dr. Zhou Pengwu breaches any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity.

●	Power of Attorney. Under the proxy agreement and power of attorney executed by Mr. Zhou Qiuming and Dr. Zhou Pengwu, they irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of their shareholders’ voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries.
●	Spousal consent letter. Pursuant to relevant spousal consent letters executed by the spouse of Mr. Zhou Qiuming and the spouse of Dr. Zhou Pengwu, they unconditionally and irrevocably agreed that the equity interest in each of the Relevant Subsidiaries held or to be held by Mr. Zhou Qiuming and Dr. Zhou Pengwu and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. They not to assert any rights over the equity interest in the Relevant Subsidiaries held or to be held by Mr. Zhou Qiuming or Dr. Zhou Pengwu. In addition, in the event that they obtain any equity interest in each of the Relevant Subsidiaries for any reason, they agreed to be bound by the Contractual Arrangements.

Nevertheless, the contractual arrangements related to Target Equity Interest, involves unique risks to investors in the ADSs and ordinary shares of our Company. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the Relevant Subsidiaries and we may incur substantial costs to enforce the terms of the Contractual Arrangements. If the Relevant Subsidiaries, Mr. Zhou Qiuming or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we could be limited in our ability to enforce the Contractual Arrangements that effectively assigned us the voting rights in the Relevant Subsidiaries, since such contractual arrangements have not been tested in the courts of mainland China. Furthermore, if we are unable to maintain such effective assignment under the Contractual Arrangements, we may not be able to continue to consolidate the financial results of the Relevant Subsidiaries in our financial statements. In addition, there are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to the Contractual Arrangements with the Relevant Subsidiaries, Mr. Zhou Qiuming and Dr. Zhou Pengwu. It is uncertain whether any new laws or regulations of mainland China relating to such contractual arrangements will be adopted or if adopted, what they would provide. If we or any of the Relevant Subsidiaries is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion in accordance with the applicable laws and regulations to take action in dealing with such violations or failures. See “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements” “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – The Contractual Arrangements may not be as effective in providing control as direct ownership and Relevant Subsidiaries or Mr. Zhou Qiuming or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements” “Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – Mr. Zhou Qiuming or Dr. Zhou Pengwu may have potential conflicts of interest with us, which may materially and adversely affect our control over the Target Equity Interests.” and “ Item 3. Key Information—3.D. Risk Factors - Risks relating to our corporate structure – Any failure by our Relevant Subsidiaries and their other respective shareholders, including Mr. Zhou Qiuming or Dr. Zhou Pengwu, to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” in this annual report.

Our corporate structure is subject to risks associated with the Contractual Arrangements with the Relevant Subsidiaries. Our company and its investors may never have a direct ownership interest in the businesses that are conducted by the Relevant Subsidiaries. Uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, and such contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business in mainland China do not comply with the laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the Relevant Subsidiaries could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the Relevant Subsidiaries being deconsolidated, which would have a material effect on our operations and result in the value of our securities to significantly decline or become worthless. Our company, our PRC subsidiaries and the Relevant Subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the Contractual Arrangements with the Relevant Subsidiaries and, consequently, significantly affect the financial performance of the Relevant Subsidiaries and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information – 3.D. Risk Factors – Risks Relating to Our Corporate Structure.”

As we are a holding company with substantive business operations in China, you should pay special attention to other disclosures included in this annual report and risk factors included herein. In particular, any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information – 3.D. Risk Factors – Uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, which could materially and adversely affect us.” In addition, the PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy. Due to our business operations in Hong Kong, the regulatory actions related to data security or anti-monopoly concerns in Hong Kong may also impact our ability to conduct our business, accept foreign investments or list on a U.S. or foreign exchange. See “Item 3. Key Information – 3.D. Risk Factors – Risks relating to doing business in the PRC.”

In this annual report, “AIH” refers to Aesthetic Medical International Holdings Group Limited, and “we” “us” “our company” “the Company” “the Group” and “our” refer to Aesthetic Medical International Holdings Group Limited and its subsidiaries, and in the context of describing our consolidated financial information.

The diagram below illustrates our corporate structure, including our principal subsidiaries and the Relevant Subsidiaries as of the date of this annual report:

Notes:

(1)	As of the date of this annual report, “Relevant Subsidiaries” are to, collectively, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Xiuqi (formerly known as Shanghai Pengai Jiahong) Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly, with ownership percentages of 27%, 26%, 3%, 15%, 12%, 24%, and 25% respectively. We refer to these equity interests held by Mr. Zhou Qiuming or Dr. Zhou Pengwu as the “Target Equity Interests,” which constitute all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries.
(2)	As of the date of this annual report, except for the Target Equity Interests representing all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s equity interests in the Relevant Subsidiaries which we consolidate through Contractual Arrangements as further described below, the remaining equity interest in our PRC operating subsidiaries is held by Shenzhen Pengai Investment, unaffiliated third parties and certain of our employees.
(3)	Other major subsidiaries are those treatment center subsidiaries other than Relevant Subsidiaries under Shenzhen Pengai Hospital Investment Management Co., Ltd. Shenzhen Pengcheng Hospital, Shenzhen Pengai Aesthetic Medical Hospital and Haikou Pengai Aesthetic Medical Hospital Co., Ltd. were established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions. For instance, Guangzhou Pengai Aesthetic Medical Hospital is controlled by Shenzhen Pengai Investment, which holds its 70% equity interest, with the remaining 26% equity interest held by Dr. Zhou Pengwu. Unlike the typical variable interest entity structure, this arrangement allows our Company to exert control over its subsidiaries through direct majority ownership rather than purely relying on contractual arrangements. For details about other major subsidiaries as of the date of this annual report and our beneficial interest in such subsidiaries, please see “Item 4. Information on the Company—Item 4.C. Organizational Structure.”

Cash and Asset Flows Through Our Organization

AIH is a Cayman Islands holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and the Relevant Subsidiaries. As a result, our ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to AIH. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or other transfers of any of their net assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require a foreign-invested enterprise to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or in an entity in mainland China, the funds may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected. For details, see “Item 3. Key Information - D. Risk Factors - Risk Factors - We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

AIH, our Cayman Islands holding company, may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the years ended December 31, 2021, 2022, 2023 and 2024, AIH made cash transfers of RMB30.0 million, RMB95.7 million, RMB163.0 million and nil, respectively, as capital contributions to our wholly owned PRC subsidiary, Peng Yi Da Business Consulting Co., Ltd. For the years ended December 31, 2021, 2022, 2023 and 2024, there were no cash or assets transfer made from our subsidiaries or the Relevant Subsidiaries to AIH. For the years ended December 31, 2021, 2022, 2023 and 2024, no assets other than above cash transactions were transferred between our Cayman Islands holding company and our subsidiaries, including the Relevant Subsidiaries; and no subsidiaries, including the Relevant Subsidiaries, paid dividends or made other distributions to the holding company.

The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments. Our finance department oversees the allocation of funds across all subsidiaries, including the Relevant Subsidiaries. Each transfer of cash between AIH, a subsidiary and a Relevant Subsidiary is subject to internal approval. Additionally, the approval of online banking transactions is centralized and managed at our headquarter in Shenzhen. The cash of the group is disbursed and applied to each operating entity based on the budget and operating conditions of such specific operating entity. Each cash requirement, after being raised by the relevant operating entity, is subject to two levels of review process by the finance department.

Under the laws of mainland China, AIH and our offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements, and our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or transferring any of their net assets to AIH or our offshore subsidiaries. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Therefore, to the extent cash in our business is in mainland China or Hong Kong or our mainland China subsidiaries or Hong Kong subsidiaries, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash.

As of the date of this annual report, no dividends or distributions were made to AIH by our subsidiaries or the Relevant Subsidiaries, and no dividends or distributions have been made to U.S. investors. We currently intend to retain all of our available funds and any future earnings to operate and expand our business and we do not expect to declare or pay any dividends or make distributions to the Relevant Subsidiaries in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Cash transfers from our Hong Kong subsidiaries to AIH or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

The Holding Foreign Companies Accountable Act

Effective on December 12, 2023, we appointed Onestop Assurance PAC (“Onestop”), an independent registered public accounting firm, as our current auditor for the audit of our financial results of the three fiscal years ended December 31, 2023. On December 2, 2024, Onestop confirmed its continuation as our independent registered public accounting firm for the audit of our financial results for the financial year ending December 31, 2024. Onestop is headquartered in Singapore and is subject to laws in the United States pursuant to which the Public Company Accounting Oversight Board (“PCAOB”) conducts regular inspections to assess their compliance with the applicable professional standards. The PCAOB has access to inspect and investigate registered firms in Singapore in accordance with a joint cooperative arrangement in place since 2008. However, if PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China, Hong Kong or any other jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the Holding Foreign Companies Accountable Act, or the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of our ADSs. The HFCAA, was enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our former auditor, Union Power HK CPA Limited, a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our Company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F for fiscal year 2021 with the SEC on May 16, 2022. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As such, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. See “Risk Factors – Risks relating to doing business in the PRC – Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in Mainland China. Our operations in China are governed by PRC laws and regulations. Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or involve foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice, including stringent enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We may be subject to the approval, filing or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities in connection with offshore offerings under current PRC laws, regulations and rules. However, we do not believe that approval of the cybersecurity review of the Cyberspace Administration of China, or the CAC is required under current PRC laws, regulations and rules at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security. However, we cannot affirm that PRC regulators share the same interpretation. Because these statements and regulatory actions are new and subject to change, it is highly uncertain as to how quickly the legislative or administrative regulation making bodies in China will respond to companies, or what existing or new laws or regulations will be amended or promulgated, if any, or the potential impact such amended or new legislation will have on our daily business operations or our ability to accept foreign investments and list on a U.S. stock exchange. If we, our subsidiaries, or the Relevant Subsidiaries fail to obtain or maintain any requisite approvals with respect to our business operation or our future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of such additional permissions or approvals in the future, our ability to maintain our business operation or to offer or continue to offer securities to investors may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could impede our efforts to improve our liquidity or maintain or expand our business operation, and may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. For risks relating to approval of the CSRC, the oversight of the CAC, and other PRC government authorities, please refer to “Item 3. Key Information—D. Risk Factors — Risks relating to relating to doing business in the PRC.” As of the date of this annual report, none of our PRC subsidiaries is required to obtain additional licenses or permits beyond a regular business license for their operations. Each of our PRC subsidiaries is required to obtain a regular business license from the local branch of the State Administration for Market Regulation. Each of our PRC subsidiaries has obtained a valid business license for its respective business scope, and no application for any such license has been denied.

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

3.D.Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

Risks relating to our business and our industry

●	any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC;
●	our ability to obtain sufficient funding for our expansion plans;
●	any decrease in supply or fluctuation in the cost of supplies;
●	our ability to maintain proper inventory levels for our operations;
●	the strength of our brand and reputation;
●	increasing ongoing compliance costs in a heavily regulated industry;
●	our compliance with PRC laws and regulations on medical advertisement;
●	possible non-compliance incidents;
●	customer complaints, claims and legal proceedings in the regular course of our operations from time to time;
●	our ability to recruit and retain an adequate number of managers, doctors, nurses, image consultants and other support staff in our treatment centers;
●	our ability to maintain the quality of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use; and
●	unfavorable market perception of the overall aesthetic medical industry.

Risks relating to our corporate structure

●	the Contractual Arrangements being compliant with PRC laws and regulations;
●	the Contractual Arrangements being ineffective in providing control;
●	potential conflicts of interest with Mr. Zhou Qiuming or Dr. Zhou Pengwu;

●	the Contractual Arrangements being subject to scrutiny by the PRC tax authorities; and
●	our PRC medical centers being deemed as “Sino-Foreign Equity Medical Institutions.”

Risks relating to doing business in the PRC

●	increased labor costs and potential non-compliance caused by the enforcement of the PRC Labor Contract Law;
●	changes in the PRC’s economic, political and social conditions, as well as governmental policies, that may affect our business and operations as a result of our corporate structure with substantial operations in China. For details, see “Item 3. Key Information - D. Risk Factors - Risk Factors - The PRC’s economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.”;
●	changes in laws, regulations and policies in mainland China and uncertainties with respect to the interpretation and enforcement of the laws, regulations and policies in mainland China and the fact that rules and regulations in mainland China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could adversely affect us. For details, see “Risk Factors - Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could materially and adversely affect us.”;
●	The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time. We operate through our subsidiaries in mainland China, Hong Kong, the British Virgin Islands and the United States. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For details, see “Risk Factors - The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”
●	changes in international trade policies and barriers to trade or the emergence of a trade war;
●	potential liabilities under the FCPA, Chinese anti-unfair competition laws and relevant tax laws;
●	restrictions on currency exchange;
●	potential liability or penalties and limitation on our ability to inject capital into these subsidiaries due to PRC regulations relating to investments in offshore companies by PRC residents; and
●	the risks related to the enactment of the Holding Foreign Companies Accountable Act.

Risks relating to the ADSs

●	our broad discretion to determine how to use the remaining net proceeds from our financing;
●	the ability by our executive co-chairman and directors to control and exert significance influence over our company;
●	provisions in our fourth amended and restated articles of association (as revised) limiting your ability to influence corporate matters;
●	our reliance on exemptions from certain corporate governance requirements due to our “controlled company” status; and
●	an increased risk of securities class action litigation.

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

Our operations consumes substantial amounts of cash. For discussion of liquidity and capital resources, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” However, we have considered our cash flow from future operations and available borrowing facilities to conclude that we have sufficient financial resources to meet its financial obligations as and when they fall due in the coming 12 months. Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional borrowings. We may, however, require additional cash resources to finance our continued growth or other future developments, including any marketing initiatives or investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new treatment centers openings, investments in established and acquired treatment centers and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing. To the extent that we raise additional financing by selling additional equity, our shareholders may experience dilution. To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

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

For the years ended December 31, 2022, 2023 and 2024, our cost of inventories and consumables amounted to RMB160.2 million, RMB204.9 million, and RMB234.5 million (US$32.1 million), respectively, representing 50.9%, 56.8% and 56.1% of our total cost of sales and services rendered for the same periods, respectively. Consistent with industry practice, we have not entered into any long-term supply agreements with our suppliers and we cannot assure you that our suppliers will continue to supply to us on commercially reasonable terms, or at all. If any of our suppliers fail to supply sufficient quantities or experience fluctuations in market prices of the same, we may have to obtain replacements for such supplies from alternate suppliers. We cannot assure you that we will be able to do so in a timely manner at commercially reasonable terms. Any such disruption in supply may adversely affect the operations of our treatment centers, which may in turn adversely affect our business, results of operations, financial condition and prospects. In addition, should the prices of supplies increase significantly, we cannot assure you that we would be able to pass on any increase in purchase costs to our customers. Any substantial fluctuation in market prices of the supplies required in our operations may significantly increase our costs, resulting in us reducing, suspending or ceasing provision of certain types of services, thereby reducing our sales and profit.

Although the price of most comsumables historically remained flat, we cannot guarantee that a shortage of supply will not arise in the future, or that our suppliers will not increase their prices. In the event that we are not able to source from any supplier on commercially reasonable terms, or at all, our business, financial condition and results of operation will be adversely affected.

In addition, while we strive to maintain stable supply chains, it’s important to note that any failure to meet procurement quantities as per potential procurement contracts with our suppliers may result in legal actions and compensation claims. For instance, in 2024, we were subject to litigation from Company Introduction Shanghai Qi Sheng Biologics Co., Ltd., potentially requiring us to compensate up to RMB21.8 million.

The U.S. - China trade friction has intensified restrictions on the export of advanced medical technologies and raw materials, some of which are critical to China’s med - aesthetic sector; for instance, high - end devices such as laser systems, radiofrequency machines, and ultrasonic tools - widely used in non - surgical procedures like skin resurfacing and anti - aging treatments - rely on U.S. - developed core components, and export controls or tariffs could delay equipment procurement, increase costs, or force substitutions with inferior alternatives, thus compromising service quality and safety, and key ingredients like hyaluronic acid (HA) fillers and botulinum toxin (BTX), though increasingly localized, still depend on U.S. - patented production processes, so trade barriers may disrupt supply chains, leading to inventory shortages and margin erosion.

We may not be able to maintain proper inventory levels for our operations.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. We may not be able to accurately forecast demand for supplies because of the difficulties of estimating the demand for our services. In 2022, 2023 and 2024, our average inventory turnover days were 33.4 days, 38.7 days and 23.7 days, respectively. The volatile economic environment and fast-evolving demands and preferences of our customers have made accurate projection of inventory levels increasingly challenging.

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

In 2024, Shenzhen Pengai achieved significant milestones in medical management and recognition. Dr. Lu Ying from Shenzhen Pengai was elected as a Standing Committee Member of the Weight Management and Healthy Body Shaping Division of the Guangdong Association of Plastic and Cosmetic Surgery, effective from March 2025. Additionally, two physicians from Shenzhen Pengai and Shenzhen Pengcheng were recognized as Outstanding Young Physicians in Shenzhen’s inaugural list for the medical aesthetics industry. Shenzhen Pengai was honored as an Outstanding Institution by the Shenzhen Association of Plastic and Cosmetic Surgery for 2024. Furthermore, Shenzhen Pengai received commendation in the 2023 evaluation of medical service quality and inspection by non - public hospitals in Shenzhen, underscoring its commitment to excellence in healthcare delivery.

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

With respect to settlement of client complaints, customers generally accept complimentary gifts, refunds, services or supplemental operations at no additional cost to settle their complaints. However, we have been and will still may be, required to pay monetary compensation to settle customer complaints and medical disputes. In addition, we may be subject to third-party liability claims and may be required to pay compensation to patients who suffer from unexpected adverse reactions to treatment received in our treatment centers, even if we were not at fault. As of the date of this annual report, we were named as the defendant in 21 ongoing litigations for our consolidated businesses in the PRC. While we believe many of the claims against us do not have merits, and plan to firmly defend our rights, we cannot assure that we will be able to achieve satisfactory outcome in those proceedings. The maximum amount of the damages claimed by the plaintiffs in those 21 proceedings in aggregate amounted to RMB45.0 million, not including their reasonable interest expenses. Furthermore, some dissatisfied customers may even resort to extreme actions.

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

Although we have adopted a series of measures for selecting suppliers, such as maintaining and updating a list of qualified suppliers, we cannot guarantee that all of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use are free of defects or substantially meet the relevant quality standards. We were involved in a lawsuit related to one of our patients who suffered severe complications after receiving a Botox injection at one of our treatment centers. Although the court found that all liability rested with the manufacturer, we cannot assure you that similar incidents will not occur in the future, or that such incidents will not materially and adversely affect us. Moreover, we launched new skincare products called The Four Beauty in January 2020, which are manufactured by a third party and sold in our treatment centers. We also launched 6 new non-surgical aesthetic medical treatment solutions with the support of new products and equipments in 2022. We introduced well-known equipment such as the Peninsula Golden MicroUltra, Peninsula Gold Microneedle V and purchased more advanced imported equipments including Thermage FLX and Lumenis M22 in 2023. In 2024, we bought more units of the equipment introduced in 2023 and added Jinbo’s WYE-MOR Zhizhen Collagen Needle to enrich our premium product lineup. If the products provided by our suppliers are defective, of poor quality, or cause any adverse drug reaction, we could be subject to liability claims, complaints or related adverse publicity that could result in the imposition of penalties or even suspension of licenses by relevant authorities or compensation awarded by courts against us. We may also need to find suitable replacement products, which may lower our profit margins and result in delays in services to our customers.

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

We have significantly expanded our business before 2021, but in 2021 the Company decided to strategically shift its development strategy from rapid national expansion to a more focused, stable and sustainable growth. In 2023, we entered into several equity transfer agreements with independent third parties regarding the sale of certain subsidiaries and entities. The subsidiaries include Shenzhen Miaoyan Medical Technology Investment Co., Ltd., Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd., and Stargaze Wealth Limited. The entities in which we held less than a 50% stake include Shenzhen Pengai Jiayan Aesthetic Medical Clinic, Shenzhen Huayan Yuese Health Management Consulting Co., Ltd., and Shenzhen Xuri Jiayan Aesthetic Technology Co., Ltd. In 2024, we deregistered several subsidiaries that were not in operations, including Hangzhou Pengai E-commerce Co., Ltd. in March 2024, Shengli Aesthetic Technology Investment (Hong Kong) Company Limited in April 2024, Yantai Guangcheng Health Technology Co., Ltd. in June 2024 and Shanghai Pengai Medical Technology Co., Ltd. in June 2024. Additionally, Newa Medical Aesthetic Limited was deregistered in February 2025. As of December 31, 2024, out of our existing network of ten treatment centers, we have established six treatment centers and acquired four treatment centers. Our organization may become larger and more complex with the addition of treatment centers in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources.

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

It typically takes newly opened and acquired treatment centers a period of time to achieve a utilization rate comparable to our existing treatment centers, due to factors such as time needed to build customer awareness in the local community and to integrate new treatment centers’ operations into our existing infrastructure. The treatment centers we acquired did not or may not achieve the business or financial performance as we expect. The opening and acquisition of new treatment centers involve regulatory approvals and reviews by various authorities in China, including health authorities. We may not be able to obtain all the required approvals, permits or licenses for opening and acquisitions of treatment centers in a timely manner or at all. We may not be able to fully utilize the newly opened and acquired treatment centers as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. In addition, the operating results generated at the newly opened and acquired treatment centers may not be comparable to the operating results generated at any of our existing treatment centers. The treatment centers may even operate at a loss, which could materially and adversely affect our results of operations. We may elect to dispose of the acquired treatment centers subsequently and recognize losses. In 2021, we transferred our interest in or closed the operation of seven treatment centers. In 2022, we divested three underperforming treatment centers and closed the operation of one treatment center. In 2023, we entered into several equity transfer agreements with independent third parties regarding the sale of certain subsidiaries and entities. The subsidiaries include Shenzhen Miaoyan Medical Technology Investment Co., Ltd., Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd., and Stargaze Wealth Limited. The entities in which we held less than a 50% stake include Shenzhen Pengai Jiayan Aesthetic Medical Clinic, Shenzhen Huayan Yuese Health Management Consulting Co., Ltd., and Shenzhen Xuri Jiayan Aesthetic Technology Co., Ltd. In 2024, we deregistered several subsidiaries that were not in operations, including Hangzhou Pengai E-commerce Co., Ltd. in March 2024, Shengli Aesthetic Technology Investment (Hong Kong) Company Limited in April 2024, Yantai Guangcheng Health Technology Co., Ltd. in June 2024 and Shanghai Pengai Medical Technology Co., Ltd. in June 2024. Additionally, Newa Medical Aesthetic Limited was deregistered in February 2025. As a result, our results of operations may fluctuate from year to year. Therefore, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them to predict our future performance or the price of our ADSs.

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

On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which became effective on January 1, 2025. It provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

We plan to enhance our brand recognition among our existing and target customers along with our expansion into new geographic areas. Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our strategic expansion into new markets, we normally increase advertising of our brand through various advertising media platforms, which requires significant expenses before these newly opened treatment centers reach expected profit levels, thereby affecting our overall profitability. In 2022, 2023 and 2024, our advertising and marketing expenses were RMB132.2 million, RMB164.2 million and RMB162.3 million (US$22.2 million), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and mobile search engines, marketing and social media platforms. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time is hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or generate sustainable revenue and profit.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified was related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. In the fiscal year 2022, 2023 or 2024, we have not identified any material weakness in our internal control over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We are a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2020. In addition, we cease to be an “emerging growth company” as of December 31, 2024 as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we are still be classifed as a non-accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, a public company’s reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADSs may not be able to remain listed on the OTCQX Best Market.

Risks relating to our corporate structure

If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements.

According to the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, which became effective in April 2015, and replaced by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 version), or the Negative List, promulgated by the NDRC and the Ministry of Commerce of the PRC, or the MOFCOM jointly on September 6, 2024 and came into effect on November 1, 2024, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. We historically held more than 70.0% in nine of our PRC subsidiaries after the effective date of the Foreign Investment Catalog 2015, namely Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd, Jiangsu Liangyan Hospital Management Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd., and Shanghai Jiahong Aesthetic Medical Clinic Co., Ltd. We decreased our shareholdings in these PRC subsidiaries to 70.0% by transferring excess equity interests to Dr. Zhou Pengwu and certain of our employees in 2018, 2019, 2020 and 2021, subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. Between 2018 and 2024, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Mr. Zhou Qiuming, Shenzhen Pengai Investment, the Relevant Subsidiaries, Ms. Ma Xiuhua, and Ms. Ding Wenting regarding the Target Equity Interests. Some of these Relevant Subsidiaries were deregistered or divested during this period. Reference is made to the 6-K report of the Company filed with the SEC on August 17, 2023. As of December 31, 2023, Dr. Zhou Pengwu had concluded the transfer of his shares in four of the relevant subsidiaries to Mr. Zhou Qiuming, with one subsidiary remaining unaffected, namely Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd. For details of the Contractual Arrangements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests.”

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

The Chinese regulatory authorities could disallow our structure, which could result in a material change in our operations and the value of our securities could decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks relating to doing business in the PRC” for recent regulatory initiatives implemented by the relevant PRC government entities. In addition, any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. In addition, it is uncertain whether any new PRC laws or regulations relating to Contractual Arrangements will be adopted, or if adopted, what they would provide.

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

We directly own and hold less than 71.0% of equity interests in the Relevant Subsidiaries and will rely on the Contractual Arrangements to control the Target Equity Interests in the Relevant Subsidiaries. The Contractual Arrangements may not be as effective as direct ownership in controlling over the Target Equity Interests. If the Relevant Subsidiaries and/or Mr. Zhou Qiuming and/ or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. These legal remedies may not be as effective as direct ownership in controlling the Target Equity Interests. All the agreements under the Contractual Arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these Contractual Arrangements will be resolved through arbitration in Mainland China. However, the legal framework and system in Mainland China are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit our ability to enforce Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and cause a delay. If we fail to enforce Contractual Arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing Contractual Arrangements, our control over the Target Equity Interests may be negatively affected.

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

All of the Contractual Arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from the contractual arrangements will be resolved through arbitration in Mainland China. As a result, the evolving PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks relating to doing business in the PRC— Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce the Contractual Arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective or complete control over our Relevant Subsidiaries or enjoy the economic benefit from such Relevant Subsidiaries, and our ability to conduct our business may be negatively affected.

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

We have control over the Relevant Subsidiaries by directly holding no more than 71.0% of equity interest in each of the Relevant Subsidiaries, and we control the Target Equity Interests directly held by Mr. Zhou Qiuming or Dr. Zhou Pengwu through the Contractual Arrangements. Mr. Zhou Qiuming’s role as the representative appointed by our ultimate controller, Mr. Wu Guiqian, may potentially lead to conflicts of interest within our company. Dr. Zhou Pengwu may have potential conflicts of interest with us due to his role as director of our company and director of certain of the Relevant Subsidiaries, as what is in the best interests of the Relevant Subsidiaries may not be in the best interests of our company. Mr. Zhou Qiuming or Dr. Zhou Pengwu may breach or refuse to renew the existing Contractual Arrangements we have with him and the Relevant Subsidiaries, which would materially and adversely affect our control over the Target Equity Interests and our ability to receive economic benefits in connection with the Target Equity Interests. If Mr. Zhou Qiuming or Dr. Zhou Pengwu breaches Contractual Agreements or otherwise has disputes with us, we may have to initiate arbitration or other legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly distract our management’s attention, adversely affect our ability to control the Target Equity Interests and otherwise result in negative publicity and adversely affect the reputation of our treatment centers. There is no assurance that the outcome of any such dispute or proceeding will be in our favor.

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

Risks relating to doing business in the PRC

The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

The PRC government has significant authority to intervene or exert influence on our business operations in various aspects at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. We operate through our subsidiaries in mainland China, Hong Kong, the British Virgin Islands and the United States. In particular, the operational and legal risks associated with being based in and having operations in mainland China also apply to our operations in Hong Kong and any laws or regulations of mainland China could become applicable to our operations in Hong Kong in the future at any time and with no advance notice. As Hong Kong currently operates under a different set of laws from mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to our entities and businesses in mainland China, rather than entities or businesses in Hong Kong. However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future. Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in the economic, political or social conditions, or government policies of mainland China could also materially and adversely affect our business, financial condition, and results of operations.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to maintain our business operations in China through our subsidiaries and the Relevant Subsidiaries depends on a number of factors, including macro-economic and other market conditions. Our business, financial condition and results of operations may be materially and adversely affected by the following factors that are affected by a number of variables which are beyond our control:

●changes in political or social conditions of mainland China;
●changes in laws, regulations, and administrative directives or the interpretation thereof;
●measures which may be introduced to control inflation or deflation; and
●changes in the rate or method of taxation.

In addition, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, the PRC government authorities published the Opinions on Strictly Cracking down on Securities-related Illegal Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the establishment of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments.

Since these regulations are relatively new and remain unclear on how they will be interpreted, amended and implemented by the PRC government authorities, it remains uncertain whether we can obtain the specific regulatory approvals from, or complete the required filings with the CSRC, CAC or any other PRC government authorities for our future securities offering or for foreign investment in China-based issuers in a timely basis or at all. If we are unable to obtain such approvals or complete such filings, or such approvals or filings are rescinded even if obtained, our ability to offer or continue to offer securities to investors will be significantly limited or completely hindered and the value of such securities may be significantly declined or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could result in adverse effect on the value of our securities. Therefore, investors of our Company and our business face potential uncertainty from actions taken by the PRC government affecting our business and operations.

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

Some of our PRC subsidiaries may pay commissions to or reimburse the expenses and costs incurred by individuals or entities if they recommend customers Pursuant to the Anti-Unfair Competition Law of the PRC, amended and effective on April 23, 2019, commissions to suppliers are permitted if the parties properly reflect such commissions in their financial records. On December 25, 2024, SCNPC promulgated the Revision Draft of Anti-Unfair Competition Law for public comments. As of the date of this annual report, the Revision Draft of Anti-unfair Competition Law has not been officially promulgated or implemented. We are also required to withhold individual income tax in the case the referee is an individual. We have reflected such commissions on our financial records and withheld individual income tax based on our understanding. However, as we do not regard the reimbursement of expenses and costs as part of the commissions, reimbursement paid to the referee may not be reflected on our financial records or have individual income tax withheld. There is no assurance that the relevant PRC authorities will take a view consistent with our understanding. As of the date of this annual report, we have not received any penalty decisions from any relevant PRC authorities. However, we cannot assure you that we will not be subject to penalty due to allegations of violating relevant commercial bribery or anti-unfair competition laws or tax laws in the future by the local authorities in the regions where we have operations or that we will be able to defend ourselves against such allegations. If we become subject to penalties or fines for violating relevant commercial bribery or anti-unfair competition laws and/or tax laws, our business and reputation may be adversely affected.

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

On December 12, 2023, we appointed Onestop Assurance PAC, a public accounting firm registered with PCAOB, as our independent registered public accounting firm for the audit of our financial results for the three fiscal years ended December 31, 2023. On December 2, 2024, Onestop Assurance PAC confirmed its continuation as our independent registered public accounting firm for the audit of our financial results for the financial year ending December 31, 2024. Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

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

Risks relating to the ADSs

We have broad discretion to determine how to use the remaining net proceeds from our financing and may use them in ways that may not enhance our results of operations or the price of the ADSs.

Although we currently intend to use the remaining net proceeds from our financing in the manner described in the section titled “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds” in this annual report, our management will have broad discretion over the use of net proceeds from our financing, and we could spend the net proceeds from our financing in ways the holders of the ADSs may not agree with, or that do not yield a favorable return. Because of the number and variability of factors that will determine our use of the net proceeds from our financing, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of our financing.

The trading price of the ADSs has been, and may continue to be, volatile due to our delisting from Nasdaq and transition to the OTCQX Best Market, potentially resulting in substantial losses for investors.

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

On May 17, 2024, we received a determination letter of the Hearings Panel (the “Panel”) of Nasdaq, notifying us that the Panel determined to delist the Company’s securities from Nasdaq, due to the failure to satisfy the continued listing conditions as previously disclosed. On July 19, 2024, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the Pink Open Market initially under the symbol “PAIYY” since the Nasdaq suspended the trading of our ADSs on May 21, 2024. Subsequently, we applied to upgrade from the Pink Open Market to the OTCQX Best Market and received approval on July 10, 2024. Our ADSs are currently quoted on the OTCQX Best Market under the symbol “PAIYY”. In order to maintain the listing of our ADSs on the OTCQX Best Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding a minimum ongoing bid price of $0.10 per ADS, a minimum ongoing market capitalization of $5 million, audited annual reports, quarterly reports, material news disclosure, director independence and independent committee requirements, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

The OTCQX Best Market is significantly more limited market than Nasdaq. The quotation of our ADSs on the OTCQX Best Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long - term adverse impact on our ability to raise capital in the future.

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

We are a “non-accelerated filer” as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to us as a “non-accelerated filer” will make the ADSs less attractive to investors.

We are no longer eligible to be treated as an “emerging growth company” starting from the fiscal year of 2024 as defined under the Securities Act, but we remain classified as a “non-accelerated filer” based on our current public float and revenue levels. As a non-accelerated filer, we are exempt from certain enhanced disclosure requirements applicable to larger reporting companies, including the obligation to provide auditor attestation on climate-related risks and strategic expenditures. While these exemptions reduce our compliance burden, they may result in less comprehensive disclosures compared to accelerated or large accelerated filers. Investors may perceive this reduced transparency as a potential risk, as they might have less access to critical information regarding our climate-related strategies, financial impacts, and governance oversight. If such perceptions materialize, it could lead to reduced market liquidity for our ADSs and increased stock price volatility.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by the Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase, or sell, our ordinary shares or ADSs. We are required to file an annual report on Form 20 - F within four months of the end of each fiscal year. We also furnish information on Form 6 - K, including press releases and other material disclosures, as required under SEC rules for foreign private issuers. However, the information we are required to file with or furnish to the SEC will be less extensive and less frequent than those of U.S. domestic issuers who are required to file quarterly reports on Form 10 - Q and current reports on Form 8 - K. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the OTC Market corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain corporate governance requirements under the OTC Market listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law had no corporate governance regime which prescribes specific corporate governance standards as of the date of this annual report. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

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

In addition, we conduct substantially all of our business operations in emerging markets, including mainland China, and substantially all of our directors and senior management are based in mainland China. Among our directors and officers, except for Ms. Li Yanyun, who is based in Singapore, and Ms. Laurena Wu, who resides in Hong Kong, all of our other directors and officers, including Mr. Zhang Chen, Dr. Zhou Pengwu, Ms. Wu Binhua, Ms. Wu Binqi, Mr. Zhang Changsuo, Mr. Zhou Xichun, Mr. Liu Bo, Mr. Chen Feng (replaced Ms. Xu Tianqing on October 30, 2024), Mr. Lin Yingzhou, Ms. Hu Qing and Mr. Wu Guanhua, reside in mainland China, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an original action against us or against these individuals in a Cayman Islands, Hong Kong or mainland China court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the mainland China, Hong Kong and of the jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including mainland China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including mainland China. For example, in mainland China, there are significant legal and other obstacles for the SEC, the DOJ and other U.S. authorities to obtaining information needed for shareholder investigations or litigation. Although the competent authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or officers in mainland China or Hong Kong as the United States and mainland China or Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China or Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China or Hong Kong, as applicable, to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees - Enforceability of Civil Liabilities.”

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the OTC Market continued eligibility criteria and ongoing disclosure obligations. If we lost our foreign private issuer status, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer, in order to maintain a listing on a U.S. securities exchange.

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

Our ADSs are quoted on the OTC Best Market, while there is no public market for our ordinary shares. The initial public offering price for the ADSs were determined by negotiations between us and the underwriters and may bear no relationship to the market price for the ADSs after our initial public offering. We cannot assure you that an active trading market for the ADSs will develop or maintain, or that the market price of the ADSs will increase above the initial public offering price. If an active trading market for the ADSs does not develop or maintain, the market price and liquidity of the ADSs will be materially and adversely affected.

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

Sales of the ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2024, we had 146,062,754 ordinary shares outstanding, including 29,987,856 ordinary shares represented by ADSs. The 146,062,754 ordinary shares outstanding exclude the 135,000 ordinary shares repurchased by us in 2020 and the 1,128,750 ordinary shares from the options outstanding under the Share Incentive Plan. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after our initial public offering became available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us, the underwriters and other relevant parties on April 30, 2020. Reference is made to the press release of the Company filed with the SEC on July 20, 2022. All capitalized terms in this paragraph not otherwise defined herein shall have the meanings ascribed to them in this press release. During a twelve-month period following the Closing Date of August 16, 2023, none of the Founders or their Affiliates shall directly or indirectly engage in any Founder Transfer Transaction involving the Company Restricted Securities, unless approved by the Board and satisfying the specified conditions. Additionally, after the Closing Date, restrictions are placed on the transfer or disposition of Company Restricted Securities to any Person engaged in cosmetic medicine services in Greater China and its controlling shareholders and actual controllers, subject to Board approval. Furthermore, ADV is restricted from transferring Company Restricted Securities exceeding ten percent of the outstanding shares of the Company to such entities without prior written consent from the other Parties. These restrictions aim to maintain stability in the market and protect the interests of the Company and its stakeholders. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of the ADSs.

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

Depending upon the value of the ADSs and ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the value of our outstanding ADSs and ordinary shares and the composition of our assets and income, we do not believe we were a PFIC for the taxable year ending December 31, 2024. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our directors and officers are nationals and residents of countries other than the United States. Among our directors and officers, except for Ms. Li Yanyun, who is based in Singapore, and Ms. Laurena Wu, who resides in Hong Kong, all of our other directors and officers, including Mr. Zhang Chen, Dr. Zhou Pengwu, Ms. Wu Binhua, Ms. Wu Binqi, Mr. Zhang Changsuo, Mr. Zhou Xichun, Mr. Liu Bo, Mr. Chen Feng (replaced Ms. Xu Tianqing on October 30, 2024), Mr. Lin Yingzhou, Ms. Hu Qing and Mr. Wu Guanhua, reside in mainland China, and all or a substantial portion of their assets are located outside of the United States. As a result, all or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong or mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between Mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. See “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.” for more details.

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

As of the date of this annual report, we have a strategically established network, comprising 10 wholly- or majority-owned centers. Our treatment centers spread across major cities in mainland China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and and the Yangtz River Delta area in Mainland China. We have completed the transfer of our equity interest in each of Changsha Pengai, Nanchang Pengai to business partners and the shutdown of Shenzhen Miaoyan as part of our region development plan, which are not counted in the number of our treatment centers in 2022. In 2023, as part of our initiative to divest non-performing assets, we entered into several equity transfer agreements with independent third parties regarding the sale of certain subsidiaries and entities. The subsidiaries include Shenzhen Miaoyan Medical Technology Investment Co., Ltd., Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd., and Stargaze Wealth Limited. The entities in which we held less than a 50% stake include Shenzhen Pengai Jiayan Aesthetic Medical Clinic, Shenzhen Huayan Yuese Health Management Consulting Co., Ltd., and Shenzhen Xuri Jiayan Aesthetic Technology Co., Ltd. In 2024, we deregistered several subsidiaries that were not in operations, including Hangzhou Pengai E - commerce Co., Ltd. in March 2024, Shengli Aesthetic Technology Investment (Hong Kong) Company Limited in April 2024, Yantai Guangcheng Health Technology Co., Ltd. in June 2024 and Shanghai Pengai Medical Technology Co., Ltd. in June 2024. Additionally, Newa Medical Aesthetic Limited was deregistered in February 2025.

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

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on February 16, 2023 and August 17, 2023 (collectively, “Previous Disclosure”) in relation to, among other, closed a share purchase agreement, a subscription agreement, a shareholders’ agreement and a cooperation agreement. All capitalized terms in this paragraph not otherwise defined herein shall have the meanings ascribed to them in the Previous Disclosure. We have closed our previously announced (i) Share Transfer of an aggregate of 21,321,962 ordinary shares of the Company from Sellers to Wanda pursuant to a share purchase agreement between the Company, the Founders, certain existing shareholders of the Company controlled by the Founders and Wanda dated July 20, 2022; (ii) issue of a total number of 12,088,808 ordinary shares of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share on August 16, 2023 pursuant to the Note issued to ADV on September 17, 2020 and the cooperation agreement between ADV and its affiliate, the Company, the Founders, Wanda and Jiechuang dated July 20, 2022; and (iii) issue of warrants to Seefar Global Holdings Limited and Wanda pursuant to the shareholder’s agreement dated July 20, 2022. On August 18, 2023, Seefar Global Holdings Limited exercised its warrants to convert 1,956,516 shares at a consideration of US$1,956.52. On December 13, 2024, Seefar Global Holdings Limited exercised another tranche of warrants, which became exercisable date starting from August 18, 2024, to convert 2,698,870 shares at a consideration of US$2,698.87. ADV did not exercise its warrants, which expired on December 15, 2024, to convert the US$2.7 million Exit Payment into our ordinary shares. The repayment of US$2.7 million from the Company to ADV is contingent upon further notice from ADV. As of the date of this annual report, the Company has outstanding warrants issued to Wanda, entitling Wanda to purchase 6,423,983 ordinary shares at the USD equivalent of RMB4.67 per share before August 16, 2025.

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

Since our inception, we have been committed to delivering high quality services to our customers. Our doctors have rich experience in providing both surgical and non-surgical aesthetic medical services. We believe our team of highly qualified and experienced medical professionals, as well as our stringent safety controls, have underpinned our strong reputation as we continue to attract and retain customers and receive industry recognition for our high quality services. We have received a number of high-profile awards. In 2020, we co-published the 2020 White Paper for the Aesthetic Medical Service Industry in China, along with Forbes China, which was a recognition of our leading position in the industry. In 2021, we have received a number of high-profile awards, including “Agency of the Year Award for Outstanding Performance” by Aesthetic Medical Industry Notes, “Annual Quality, Safe and Secure Aesthetic Medical Agency in 2021” by Shenzhen Association of Plastics and Aesthetics, and “the Best New Digital Media Operation Innovation Award in 2021” by Allergan. In addition, in September 2021, we launched a preliminary plan for business strategies and restructing to optimize our business operations, aiming to achieve a more focused market delineation, steadier development and healthier portfolio. In 2022, the famous high-end hyaluronic acid supplier Allergan gave us the award of CoolSculpting Strategic Partner of the Year 2022 in recognition of our industry-leading role in high-quality compliance operations. In 2023, we were honored to receive the “2022 Annual Quality, Safe and Secure Aesthetic Medical Institution” award from the Shenzhen Association of Plastics and Aesthetics, as well as the “2023 Meituan Polaris Aesthetic Medical Institution” award from Meituan, one of China’s largest platforms for online aesthetic medical customer acquisition, further solidifying our position as a benchmark in the aesthetic medical industry in Shenzhen. In 2024, we continued our excellence by winning the “2023 Annual Quality, Safe and Secure Aesthetic Medical Institution” award from the Shenzhen Association of Plastics and Aesthetics, and the “2024 Meituan Polaris Aesthetic Medical Institution” award from Meituan, reaffirming our leading role in the industry.

Business model

We generate revenue primarily from our core business providing surgical aesthetic treatment services and non-surgical aesthetic treatment services, comprising minimally invasive treatments and energy-based treatments (surgical and non-surgical treatments together contributed to 91.8%, 90.5% and 90.4% of our revenue in 2022, 2023 and 2024, respectively), as well as non-core business providing general healthcare and other aesthetic services (contributed to 8.2%, 9.4% and 9.6% of our revenue in 2022, 2023 and 2024, respectively). We offer a wide range of surgical and non-surgical aesthetic treatments to cater to the various needs of our customers. The following table sets forth our revenue by service offering for the years indicated:

	For the year ended December 31,
	2022		2023		2024
	RMB		RMB		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	223,891	33.4%	234,811	34.4%	235,624	32,280	31.5%
Energy-based treatments	258,394	38.6%	240,063	35.2%	322,212	44,143	42.6%
Sub-total	482,285	72.0%	474,874	69.6%	557,836	76,423	74.1%
Surgical aesthetic medical services	132,628	19.8%	143,057	21.0%	125,369	17,176	16.3%
General healthcare services and other aesthetic medical services	55,178	8.2%	64,656	9.4%	72,466	9,928	9.6%
Total	670,091	100%	682,587	100%	755,671	103,527	100%

In addition, the following table sets forth our other key operating metrics, such as the number of procedures performed and the average spending per aesthetic procedure, for the years indicated:

	For the year ended December 31,
Key operating metrics	2022	2023	2024
Number of doctors (full-time and part-time)	126	142	148
Number of surgical treatments	30,124	33,865	31,056
Average spending per surgical procedure (in RMB)	4,403	4,224	3,963
Number of non-surgical treatments	514,409	489,723	642,078
Average spending per non-surgical procedure (in RMB)	938	970	898
Total number of aesthetic treatments	544,533	523,588	655,134
% surgical treatments	5.5%	6.5%	4.7%
% non-surgical treatments	94.5%	93.5%	95.3%

Overview of aesthetic services

Non-surgical aesthetic medical services

Our non-surgical aesthetic medical services primarily comprise (1) energy-based treatments and (2) minimally invasive aesthetic treatments. Depending on the complexity, materials used and scope of the procedure, our treatments vary significantly in price. The following table provides a summary of the key services we provide and information in 2024.

Price range per
standard
procedure
Level 1 classification	Level 2 classification	(RMB)

Energy-based treatment	Epidermal energy-based treatments	200-90,720
	Mesotherapy	100-198,800
Minimally invasive treatment	Botox injection	500-16,800
	Hyaluronic acid injection	500-150,000
	Thread lift	2,000-149,400

To ensure the consistency quality and safety in our procedures, we utilize a standardized process for the treatments. These aesthetic procedures are typically completed within one hour, with recovery time of up to one week, depending on the type of procedure and the customer’s physical conditions.

In 2022, we launched 6 new non-surgical aesthetic medical treatment solutions with the support of new products and equipments, as to Multi-dimensional Pigmentation Clearing, Non-invasive Body Shaping, Collagen Ion Cannon, 6G laying Thin, Acne bacteria Balance, and White Moonlight. We introduced various well-known aesthetic medical products, such as Rejuran produced by Pharma Research Products Co., Ltd., CureWhite produced by IMEIK Technology Development Co., Ltd., Ellanse produced by Huadong Medicine Co., Ltd., Loviselle produced by Changchun SinoBiomaterials Co., Ltd., and purchased advanced energy-based treatment equipment to further expand our service offerings, including the Alma Opus Plasma, and Solta Medical Thermage FLX. In 2023, we introduced three major treatment solutions and one collagen product. The three major solutions include Multi-dimensional Pigmentation Clearing 3.0, Baby Face 3.0, and Skin Infusion Series. Additionally, we launched one collagen product named See Sense Collagen 3+17 Type. We are committed to continuously developing constructive treatment solutions for our customers in the future. In 2024, we lauched three key treatments with strong market competitiveness and Pengai’s unique elements: “Collagen Subscription”, “Collagen Planting”, and the “Needle & MicroUltra Combo”. These treatments can enhance our brand awareness and boost customer satisfaction and loyalty.

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

Surgical aesthetic medical services

We provide customary surgical aesthetic medical services, including double eye lid surgery, rhinoplasty, breast augmentation, liposuction and facelifts, among others. Surgical aesthetic treatments typically involve local or full anesthesia, and an extended recovery time. All of our surgical aesthetic treatments are performed in fully equipped operating rooms in our treatment centers. Depending on the complexity of the procedure and the physicians involved, our treatments vary significantly in price. The following table sets forth our main surgical aesthetic treatments and information in 2024.

Price range per
standard
procedure
Treatment	Description	(RMB)
Eye surgery	Change the shape or appearance of the eyes, eyelids	1,500-30,000
Nose surgery / rhinoplasty	Change the shape or appearance of the nose by adding fillers or cartilage	2,000-156,500
Breast augmentation	Procedures designed to enlarge/reduce or change the shape of the breasts	3,980-92,400
Liposuction	Procedure in which excess fatty tissue is removed from a specific part of the body through suction	2,000-40,000

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

In 2024, over 100 mystery shoppers provided valuable feedback on the SOPs of our ten treatment centers, contributing to significant improvements in service delivery and making service sequences and connections clearer and more streamlined. By inviting mystery shoppers with varying levels of purchasing power, we enhanced customer segmentation services across our ten treatment centers. This approach allowed us to provide comprehensive VIP services to high - spending customers while delivering efficient and cost - effective services to mass - market customers.

In 2024, our training department introduced a new reserve head nurse training program, helping our ten treatment centers identify and select outstanding nurses. Additionally, the training department placed greater emphasis on hands - on practice and assessment, integrating training and practice by ensuring every training session is accompanied by an assessment, and key courses are emphasized through both training and evaluation. These two new initiatives have strengthened our talent development program and significantly improved the practical skills of frontline staff.

Our treatment centers

As of the date of this annual report, we have an extensive presence in mainland China, with locations in 7 cities. All of our treatment centers are wholly- or majority-owned. The following map illustrates our network in mainland China.

Beijing Pengai
Yantai Pengai
Shanghai Pengai
Shanghai Pengai Xiuqi
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

The premises of the majority of our treatment centers are leased, while part of Huizhou Pengai and part of Pengcheng Hospital are our owned properties. The following table provides a summary of our treatment centers, including key operational data, as of December 31, 2024.

		Date of	Classification
		establishment /	in accordance
	Acquired /	acquisition /	with Chinese	GFA	Beneficial
Treatment center(10)	invested	investment	regulation	(sq.m.)	Interest
Shenzhen Pengcheng (L)	Established	December 2003	Hospital	8,249	100.0%
Shenzhen Pengai(L)	Established	November 2005	Hospital	6,182	100.0%
Haikou Pengai(M)	Established	March 2011	Hospital	2,169	87.0%
Huizhou Pengai(M)	Established	June 2011	Hospital	3,283	67.5%
Shanghai Pengai(M)	Established	January 2014	Outpatient Department	953	80.0	%(3)
Shenzhen Pengai Xiuqi(M)	Acquired	May 2017	Hospital	2,052	94.0	%(7)
Yantai Pengai(M)	Established	June 2018	Hospital	3,062	95.0	%(5)
Shanghai Pengai Xiuqi(M) (formerly known as Shanghai Pengai Jiahong)	Acquired	March 2020	Outpatient Department	1,097	64.0	%(2)(9)
Beijing Pengai(S)	Acquired	January 2021	Clinic	713	95.0	%(6)(8)
Guangzhou Pengai Xiuqi(M)	Acquired	November 2021	Outpatient Department	900	73.0	%(4)

Notes:

*

To streamline the management of our network of treatment centers, we strategically categorize our treatment centers based on a number of factors, including, among other things, the cities they are located in and the size of the treatment centers. In the table above, large, medium and small treatment centers are denoted with (L), (M) and (S), respectively.

(1)	Indicates flagship hospitals.
(2)	Includes 12.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(3)	Includes 15.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(4)	Includes 3% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(5)	Includes 24% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(6)	Includes 25% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(7)	Includes 27% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(8)	Includes 25% of its parent company’s equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.
(9)	Includes 15% of its parent company’s equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(10)	English names of treatment centers for the indicative purpose only.

In 2024, we generated 86.3% of our revenue from our top five treatment centers. The following table sets forth the revenue from these five treatment centers in 2022, 2023 and 2024.

	For the year ended December 31,
	2022		2023		2024
	RMB		RMB		RMB	USD
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Shenzhen Pengai*	187,757	28.0%	200,237	29.3%	207,795	28,468	27.5%
Shenzhen Pengcheng*	210,497	31.4%	248,738	36.5%	286,898	39,305	38.0%
Shanghai Pengai	40,655	6.1%	44,422	6.5%	50,287	6,889	6.7%
Shenzhen Pengai Xiuqi	37,106	5.5%	51,431	7.5%	62,418	8,551	8.3%
Yantai Pengai	36,763	5.5%
Huizhou Pengai			36,952	5.4%	44,802	6,138	5.9%
Subtotal top five treatment centers	512,778	76.5%	581,780	85.2%	652,200	89,351	86.3%
Total	670,091	100%	682,587	100%	755,671	103,526	100%
*	Indicates flagship hospitals

Summary information on our flagship hospitals

Shenzhen Pengai

Founded in November 2005, Shenzhen Pengai Hospital was established as our second flagship hospital and was our second largest revenue contributor in 2024. Shenzhen Pengai Hospital has a gross floor area of approximately 6,182 sq.m. with 7 surgical rooms and 38 treatment rooms. As of December 31, 2024, Shenzhen Pengai Hospital had 7 major departments including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, anesthesiology, medical laboratory, and medical imaging.

Shenzhen Pengai Hospital serves as the training base for the Dalian Medical University College of Aesthetic and Plastic Surgery. As of December 31, 2024, Shenzhen Pengai Hospital had 270 employees, including 42 doctors, 39 nurses, 24 other medical staff and 165 non-medical staff.

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

Pengcheng Hospital

Founded in 1997, Pengcheng Hospital became our first flagship hospital in 2003 to provide both aesthetic medical services and general healthcare and other aesthetic services. Pengcheng Hospital was also our largest revenue contributor in 2024. As of the date of this annual report, this treatment center has a gross floor area of approximately 8,250 sq.m. with 7 surgical rooms and 59 treatment rooms. It is equipped with advanced medical devices, such as Thermage radiofrequency systems, Body-Jet liposuction systems and Aesculap flexible neuroendoscopy systems. As of December 31, 2024, Pengcheng Hospital had 19 major clinical departments, including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, surgical, gynecology, internal medicine, otorhinolaryngology, laboratory testing, radiology, anesthesiology etc. As of December 31, 2024, Pengcheng Hospital had 546 employees, including 57 doctors, 87 nurses, 56 other medical staff and 346 non-medical staff.

In December 2024, Shenzhen Pengcheng Hospital received an administrative penalty decision letter from the Health Commission of Shenzhen Municipality. The letter stated that due to over-treatment misconduct involving nine patients, the hospital was required to refund RMB25,448 in illegal earnings and pay a fine of RMB448,026. Additionally, the hospital faced a six-month restriction on conducting business in traditional Chinese medicine and surgery.

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

Our customers

Our customers are primarily female individuals residing in China. The majority of our customers are aged between 18 and 30, and this age cohort represented 47% of our customer base in 2024, while customers in the 31 to 40 and above 40 age cohorts represented 35% and 17% of our customer base in 2024, respectively.

The following table provides a snapshot of our active customer base.

	For the year ended December 31,
	2022		2023		2024
	Number of		Number of		Number of
	customers	%	customers	%	customers	%
New customers	47,907	22.2%	83,247	36.5%	110,825	41.6%
Repeat customers	168,138	77.8%	144,857	63.5%	155,320	58.4%
Total active customers	216,045	100%	228,104	100%	266,145	100%

Our active customer base, defined as customers who have received at least one procedure in the relevant year, was 216,045, 228,104, and 266,145 respectively, in 2022, 2023 and 2024, representing a CAGR of 11.1%. Our treatments are transactional in nature and we have not entered into any long-term agreements with our customers.

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

The overall number of complaints we typically receive is low—we received 151, 234 and 267 complaints for the years ended December 31, 2022, 2023 and 2024, respectively, based on the finalized “Settlement Agreements” signed by both parties. The total number of complaints received represented 0.03%, 0.05% and 0.04% of the total number of aesthetic treatments provided for the years ended December 31, 2022, 2023 and 2024, respectively. In particular, the percentage of the number of customer complaints attributable to general dissatisfaction with treatment results out of the total number of aesthetic treatment procedures we performed in 2022, 2023 and 2024, respectively, was level at approximately 0.03%, 0.05% and 0.04%.

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

In order to ensure the highest level of customer satisfaction and to maintain our strong brand name, we have taken a relatively generous approach in offering such refunds and compensation historically. In 2022, 2023 and 2024, the amount of refunds and compensation incurred was RMB2.8 million, RMB2.4 and RMB3.3 million (US$0.4 million), respectively, representing 0.4%, 0.4% and 0.04% of our total revenue for the corresponding period. The significant increase in refunds and compensation in 2024 is due to stricter standards implemented starting from 2024, which now include complimentary services or products provided to dissatisfied customers, valued at their original price (i.e., full price). We believe that the number of complaints we received and the amount of refunds and compensation incurred were insignificant, considering the size of our operation, the nature of our industry, and the relatively generous approach we took in offering such refunds and compensation. We seek to further enhance the quality of our service offerings and upkeep our rigorous medical standards, to continue to maintain the customer complaints we received at a low level.

Our suppliers

As of December 31, 2024, we had approximately 409 suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. Our suppliers fall into five key categories: medical devices, energy-based equipment, implants, injection materials and other medical consumables. In general, we have worked with our major suppliers for more than ten years and believe we maintain strong relationships with them. In 2022, 2023 and 2024, our five largest suppliers in each respective year in aggregate accounted for 24.3%, 24.2% and 30.0%, respectively, of our total amount of purchases, and our single largest supplier accounted for 6.0%, 9.3% and 9.4% of our total amount of purchases, during the same periods, respectively.

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

During the three years ended December 31, 2024, we did not encounter any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices.

To the knowledge of our directors, none of our directors or any shareholder who owns more than 5% of our issued share capital, nor any of their respective associates, has any ownership interest in any of our five largest suppliers.

Our equipment

We are committed to utilizing high quality equipment for our services. We owned a wide variety of energy-based treatment and non-surgical aesthetic equipment. Our key equipment includes the Lumenis M22, Alma Harmony XL pro, Candela Picoway, Fotona4D Pro, Peninsula MicroUltra, Peninsula Gold Microneedle, Alma Accent XL, Alma BeautiFill and Thermage FLX, and play an important role in achieving high quality aesthetic outcomes for our customers. We source our energy-based equipment and related components from our suppliers in the United States, Europe, and China. In 2022, 2023 and 2024, we entered into sale-and-lease-back arrangements with a third party financial lease service provider for a term of two years with an aggregate principal amount of RMB90.1 million, RMB47.5 million and RMB42.0 million, respectively. The net book value of equipment under such arrangements accounts for approximately 37%, 16% and 18% of the total value of our equipment in 2022, 2023 and 2024, respectively. We believe finance lease is a common approach for financing activities.

Sales and marketing

As of December 31, 2024, we had an effective, disciplined sales and marketing team of 135 who, in addition to a base salary, generate commissions based on the number and types of procedures sold. We have strict policies governing our sales and marketing activities to ensure the consistency of our offering and our customers’ experience. For example, we have standardized service catalogs, sales scripts and price lists throughout the network, with management and/or supervisor approval required for deviations such as discounts. In addition, prior to effecting each sale transaction, the treatments proposed by our sales staff are reviewed and approved by our doctors to ensure feasibility and compliance with internal policies. Customers then pay in full prior to receiving the treatments, using a range of payment methods.

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

Intellectual property

As of December 31, 2024, we had (i) 37 registered trademarks, 32 of which are in mainland China and 5 in Hong Kong, (ii) 40 registered domain names, of which all are registered in mainland China, and (iii) 2 registered patents, of which all are registered in mainland China. Our principal intellectual property rights are our registered trademarks such as “鹏爱” (Pengai), as well as our patented technologies, which include a device and method for measuring facial symmetry and a device and method for mandibular shaping.

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

The premiums that we paid for our professional malpractice liability insurance were RMB149,034, nil and nil in 2022, 2023 and 2024, respectively, representing 0.02%, nil and nil of our revenue for those periods, respectively. During the three years ended December 31, 2024, we did not submit any material professional malpractice liability insurance claims. However, we might be subject to liabilities that exceed our insurance coverage. See “Item 3. Key Information—3.D. Risk Factors—Risk relating to our business and our industry— Our business is subject to professional and other liabilities for which we may not be insured.”

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

Regulations on the supervision over pharmaceuticals and medical services in medical institutions

Pharmaceutical Administration Law of the People’s Republic of China and Its Implementation Regulations

The Pharmaceutical Administration Law of the People’s Republic of China, which was promulgated by the Standing Committee of the National People’s Congress on September 20, 1984, came into effect on July 1, 1985, and was amended in 2001, 2013, 2015 and 2019, and the Regulations for the Implementation of the Pharmaceutical Administration Law of the People’s Republic of China, which was promulgated by the State Council on August 4, 2002, came into effect on September 15, 2002, and was amended on February 6, 2016, March 2, 2019 and January 20, 2025, provide that medical institutions may only purchase pharmaceuticals from licensed enterprises engaged in pharmaceutical manufacturing and distribution (except for the purchase of those Chinese herbal medicines that are not administrated by the approval number system). Also, medical institutions must establish an examination and inspection system to verify the qualification certificates and other specifications of the pharmaceuticals they purchase, and may not purchase or use pharmaceuticals that do not satisfy the relevant requirements. In addition, medical institutions must adopt and implement a pharmaceutical storage system and take necessary measures to ensure the quality of the pharmaceuticals such as providing refrigeration or be freeze-proof, damp-proof, pest-proof, and mouse-proof. Medical institutions are also required to retain certain qualified pharmaceutical technician personnel. Non-pharmaceutical technician personnel are prohibited from directly engaging in drug-related technical work. Obtaining an Import Permit Certificate or an Export Permit Certificate issued by the drug administration department of the State Council is also required for the import and export of narcotics and permitted psychotropic substances.

Measures for the Supervision and Administration of Drug Quality in Operation and Usage

On September 14, 2023, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Drug Quality in Operation and Usage, or the Measures, which came into effective on January 1, 2024. The Measures provides that medical institutions shall establish a drug quality management system and be responsible for the quality management in the whole process of purchase, storage and use of drugs by them. Where any medical institution fails to set up a special quality management department or personnel, or fails to perform its obligations of inspection of incoming goods, storage and maintenance of drugs, suspension of use, reporting, etc. in accordance with the provisions under the Measures, the competent authority shall order it to make corrections within a time limit and notify the competent health authority of the matter, and such medical institution will be subject to fines if it fails to make corrections within the time limit, the violation is serious or there are serious consequences caused by such violation.

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

Administrative Measures for the Control of Radioactive Pharmaceuticals

The Administrative Measures for the Control of Radioactive Pharmaceuticals, which was promulgated by the State Council, came into effect on January 13, 1989, and lastly amended on January 20, 2025, requires medical institutions to comply with relevant national regulations and rules concerning radioisotope health protection when using radioactive pharmaceuticals. Any medical institution wishing to use radioactive pharmaceuticals must obtain a License for the Use of Radioactive Pharmaceuticals of the corresponding grade from the supervision and administration department of pharmaceuticals at the provincial, regional or municipal levels, as applicable. The License for the Use of Radioactive Pharmaceuticals is valid for five years and is of varying grades based on the technical skill and professional level of the radiological personnel and the equipment conditions of such medical institution. In addition, the preparation or use of radioactive preparations must meet the relevant provisions of the Pharmaceutical Administration Law of the People’s Republic of China and the implementing rules thereof.

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

Regulations on the supervision over medical equipment in medical institutions

Regulations on the Supervision and Administration of Medical Devices

The Regulations on the Supervision and Administration of Medical Devices, or the Regulations on Medical Devices, which was promulgated by the State Council on January 4, 2000, amended on March 7, 2014, May 4, 2017, February 9, 2021, and December 6, 2024 and took effect on January 20, 2025, regulates the management of medical device manufacturing and the supervision, distribution and use of medical devices as well as relevant legal obligations. Pursuant to the Regulations on Medical Devices, medical device enterprises and medical institutions may only purchase medical devices from properly licensed enterprises. Medical institutions may not use unregistered, uncertified, expired, ineffective or outdated medical devices. Disposable medical devices may not be used repeatedly and medical institutions must destroy used disposable medical devices in accordance with relevant rules and keep records such disposal.

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

Announcement of the National Medical Products Administration on Further Clarifying Requirements for Radiofrequency Therapy Devices

The Announcement of the National Medical Products Administration on Further Clarifying Requirements for Radiofrequency Therapy Devices, which was promulgated by National Medical Products Administration on July 2, 2024 and effective on the same day, provides that, as of April 1, 2026, radiofrequency therapy devices and radiofrequency skin therapy devices listed in the annex of the Announcement on Adjusting Part of the Content of the Medical Device Classification Catalog, shall not be produced, imported, or sold without obtaining the medical device registration certificate. Registrants and manufacturers of radiofrequency therapy devices and radiofrequency skin therapy devices should effectively fulfill their responsibilities for product quality and safety, comprehensively strengthen quality management throughout the product lifecycle, and ensure that the marketed products are safe and effective.

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

Notice on Promulgation of the Key Points for the Work of Correcting Malpractice in the Medicine Purchase and Sales Field and Medical Services

On May 8, 2023, the National Health Commission of the PRC, together with other departments, promulgated the Notice on Promulgation of the Key Points for the Work of Correcting Malpractice in the Medicine Purchase and Sales Field and Medical Services in 2023, or the 2023 Notice. The 2023 Notice demonstrates that the competent authorities have placed significant emphasis on correcting unhealthy practices within the pharmaceutical purchasing and sales field as well as the medical service sector in China. The 2023 Notice serves as a crucial step towards enhancing regulatory oversight and promoting fair competition in the health service industry. It outlines specific measures and guidelines aimed at rectifying various unethical and illicit behaviors that may exist within the pharmaceutical procurement and sales processes, as well as the provision of health care services. The implementation of this notice signifies the determination of the PRC regulatory authorities to eradicate corruption, bribery, and other forms of unfair competition within the health sector. It also underscores the commitment to ensure the highest standards of integrity, transparency, and ethical conduct in the industry. On May 17, 2024, the National Health Commission of the PRC, together with other departments, promulgated the Notice on Promulgation of the Key Points for the Work of Correcting Malpractice in the Medicine Purchase and Sales Field and Medical Services in 2024, or the 2024 Notice. The 2024 Notice further demonstrates the key points of regulatory oversight on correcting unhealthy practices within the pharmaceutical purchasing and sales field.

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

Catalog of Industries for Encouraged Foreign Investment and 2024 Negative List

The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalog of Industries for Encouraged Foreign Investment (2022 Edition), or the 2022 Encouraged Catalog, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on October 26, 2022 and became effective on January 1, 2023, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on September 6, 2024 and became effective on November 1, 2024, or the 2024 Negative List, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.

The 2022 Encouraged Catalog and 2024 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Catalog are generally deemed as falling into a fourth category, “permitted”, unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. According to the current 2022 Encouraged Catalog and 2024 Negative List, investment into medical institutions falls within the restricted category. Foreign investment in healthcare institutions is restricted to the form of Sino-foreign cooperation or joint venture.

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

Regulations related to taxation in the PRC

Enterprise Income Tax

According to the Enterprise Income Tax Law, or the EIT Law, which was promulgated by the National People’s Congress on March 16, 2007, came into effect on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018 and the Implementation Regulations on the EIT Law, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008 and lastly amended on December 6, 2024, a uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises and foreign enterprises that have established production and operation facilities in the PRC. These enterprises are classified as either resident enterprises or non-resident enterprises. Resident enterprises refer to enterprises that are established in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises refer to enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but who (whether or not through the establishment of institutions in the PRC) derive income from the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is imposed on these institutions. However, if non-resident enterprises have not established institutions in the PRC, or if they have established institutions in the PRC but there is no actual relationship between the relevant income derived in the PRC and the institutions set up by them, the enterprise income tax is set at the rate of 10%.

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

On December 25, 2024, the SCNPC promulgated the Value - Added Tax Law of the PRC, or the VAT Law, which will become effective on January 1, 2026 and replace the Temporary Regulations on Value - added Tax.

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

4.C. Organizational Structure

(1)

As of the date of this annual report, “Relevant Subsidiaries” are to, collectively, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Xiuqi (formerly known as Shanghai Pengai Jiahong) Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly, with ownership percentages of 27%, 26%, 3%, 15%, 12%, 24%, and 25% respectively. We refer to these equity interests held by Mr. Zhou Qiuming or Dr. Zhou Pengwu as the “Target Equity Interests,” which constitute all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries.

(2)

As of the date of this annual report, except for the Target Equity Interests representing all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s equity interests in the Relevant Subsidiaries which we consolidate through Contractual Arrangements as further described below, the remaining equity interest in our PRC operating subsidiaries is held by Shenzhen Pengai Investment, unaffiliated third parties and certain of our employees.

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

Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 31.1%, 24.1% and 24.9% of our total revenue in 2022, 2023 and 2024, respectively. Our revenue is not affected by the Contractual Arrangement as we own 65% or more direct equity interest in each of the Relevant Subsidiary and do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries. To specifically clarify, as Shanghai Pengai Xiuqi is a subsidiary of Shanghai Pengai, our indirect ownership in Shanghai Pengai Xiuqi is calculated by multiplying our 65% direct equity interest in Shanghai Pengai by Shanghai Pengai’s 80% direct ownership in Shanghai Pengai Xiuqi, resulting in an effective 52% ownership stake. We incurred net loss of RMB25.1 million in the year ended December 31, 2024. Excluding the Contractual Arrangement in the Relevant Susbsidies, a net loss of RMB16.0 million would be attributable to equity holders of our Company.

Treatment centers	Share percentage registered under the China State Administration for Market Regulation	Treatment centers’ revenue and net profit with Contractual Arrangement including minority interests in 2024 (RMB)		Treatment centers’ net profit without Contractual Arrangement including minority interests in 2024 (RMB)
		Revenue	Net profit/(loss)	Net profit/(loss)
Shenzhen Pengai Xiuqi	67%	62,418,080	(164,826)	(120,323)
Guangzhou Pengai Xiuqi	70%	13,785,164	(3,438,868)	(3,335,702)
Shanghai Pengai	65%	50,287,161	(8,821,028)	(7,497,874)
Shanghai Pengai Xiuqi (formerly known as Shanghai Pengai Jiahong)	52%	9,014,079	(4,965,334)	(4,369,494)
Beijing Pengai	70%	19,060,665	(6,049,147)	(4,536,860)
Yantai Pengai	71%	33,688,425	(1,636,603)	(1,243,818)

Group consolidated statements without Contractual Arrangement in 2024 (RMB)
Revenue	Net profit/(loss)	Profit/(loss) attributable to owners of the Company
755,670,669	(21,100,083)	(15,971,964)

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

4.D. Property, Plant and Equipment

As of the date of this annual report, we own building ownership rights to certain buildings on three different parcels of land in Shenzhen and Huizhou with a total gross floor area of 2,544 sq.m. Shenzhen Pengai Investment, one of our subsidiaries, is the owner of these buildings. Shenzhen Pengai Investment has obtained the relevant property rights certificates.

Two of our owned properties, which are located in Luohu District, Shenzhen, and Huicheng District, Huizhou, Guangdong, are leased to Pengcheng Hospital and Huizhou Pengai for the operation of their businesses, respectively.

The majority of the properties on which we operate in mainland China are leased. As of the date of this annual report, we own three different properties with a total gross floor area of 2,544 sq.m and we leased properties in 10 different locations with an aggregate gross floor area of 26,117 sq.m.

The following table sets forth the number of lease agreements by expiry year.

Number of
Expiry year	leases
2025	5
2026	6
2027+	9

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

On January 10, 2023, we entered into a share purchase agreement with a non-affiliated third party, under which we transferred 100% of the equity of our wholly-owned subsidiary, Shenzhen Miaoyan Medical Technology Investment Co., Ltd. to this third party for a consideration of RMB1.9 million due to our strategy to further focus on mature and profitable institutions. As of the date of this annual report, the transaction has been closed. In December 2023, as part of our initiative to divest non-performing assets, we closed the transaction of transferring 100% equity ownership of another wholly-owned subsidiary, Stargaze Wealth Limited, to a third party for a nominal consideration of US$1.00.

In 2024, we deregistered several subsidiaries that were not in operations, including Hangzhou Pengai E - commerce Co., Ltd. in March 2024, Shengli Aesthetic Technology Investment (Hong Kong) Company Limited in April 2024, Yantai Guangcheng Health Technology Co., Ltd. in June 2024 and Shanghai Pengai Medical Technology Co., Ltd. in June 2024. Additionally, Newa Medical Aesthetic Limited was deregistered in February 2025.

Number of procedures performed and average spending per procedure

Revenues from surgical and non-surgical aesthetic medical services are affected by the number of such procedures performed and the average spending per procedure. The number of procedures is generally affected by market demand, the number of our treatment centers and our marketing efforts. Average spending per procedure is generally affected by our product and service mix, customers’ consumption habits, our marketing strategies and our pricing policy. The provision of general healthcare services was affected by the current medical regulatory environment in China in the past, which was not favorable to privately owned general hospitals. However, we will continue to provide high-quality general healthcare services and also focus on other aesthetic medical services, and expect to continue generating revenue from these services.

Cost of sales and services rendered

Our ability to control costs and expenses affects our profitability. Salaries in the medical treatment industry in China have generally been increasing in recent years, and we seek to offer competitive wages and other benefits to recruit and retain quality medical professionals. In addition, our cost of inventories and consumables has been relatively significant during the past few years, comprising 50.9%, 56.8%, and 56.1% of our cost of sales and services rendered in 2022, 2023 and 2024, respectively. Cost of inventories and consumables is affected primarily by the number of procedures we perform.

Successful marketing of our services

In order to enhance public recognition of our brand and new treatment procedures or services in both existing and new markets, we advertise through various media platforms. We utilize various marketing tools, including advertising on traditional media and online channels, hosting promotional events and circulating promotional materials, to attract new customers, retain our existing customers and increase customers’ spending. We have been seeking to optimize the marketing channels we use, and to deepen our cooperation with new media marketing channels such as Meituan, Dianping, So-Young and Xiaohongshu, in order to improve the efficiency of our sales and marketing efforts. Our advertising and marketing expenses were RMB132.2 million, RMB164.2 million and RMB162.3 million (US$22.2 million) in 2022, 2023 and 2024, respectively, accounting for 19.7%, 24.1% and 21.5% respectively, of our revenue for the same periods. The effectiveness of our marketing and promotional efforts will directly impact our revenue and profitability.

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

Seasonality

Our operating results are exposed to seasonal fluctuations of demand for our services. Although our revenue was slightly lower in the second half of 2022 caused by a rise in the number of people infected with COVID-19 in December, during 2022 and 2024, we have experienced relatively higher customer visits in the second half of each financial year, which was mainly because we experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2022 and 2024.

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

Our expansion through organic growth and acquisitions

From January 1, 2019 to December 31, 2021, organic growth and the acquisition of new treatment centers were important contributors to our revenue growth. In 2020, we opened one and acquired four new treatment centers, excluding treatment centers from Hanfei as the Hanfei acquisition was terminated in 2021. These treatment centers, to the extent that they started operations, contributed RMB24.2 million additional revenue in 2020. In October 2020, the Group entered into an agreement to acquire 95% of equity interest of Beijing Aomei Yixin Investment Consultant Co., Ltd. (“Beijing Aomei Yixin”) with consideration of RMB11.5 million. The transaction has been completed in January 2021 and Beijing Aomei Yixin becomes a subsidiary of the Company since then. In 2021, we acquired one treatment center, the “Guangzhou Meixi Aesthetic Medical Clinic Company Limited” whose name was then changed into “Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd”. In August 2022, Beijing Haiyue Xingguang Aesthetic Medical Clinic’s name was changed into “Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic”. In January 2024, Shanghai Jiahong Aesthetic Medical Outpatient Department Co., Ltd.’s name was changed into “Shanghai Pengai Jiahong Aesthetic Medical Outpatient Department Co., Ltd.”, which is subsequently changed into Shanghai Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd. on May 16, 2024.

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

	For the year ended December 31,
	2022		2023		2024
	RMB		RMB		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	223,891	33.4%	234,811	34.4%	235,624	32,280	31.2%
Energy-based treatments	258,394	38.6%	240,063	35.2%	322,212	44,143	42.6%
Sub-total	482,285	72.0%	474,874	69.6%	557,836	76,423	73.8%
Surgical aesthetic medical services	132,628	19.8%	143,057	21.0%	125,369	17,176	16.6%
General healthcare services and other aesthetic medical services	55,178	8.2%	64,656	9.4%	72,466	9,928	9.6%
Total	670,091	100.0%	682,587	100.0%	755,671	103,527	100.0%

We had a total revenue of RMB755.7 million (US$103.5 million) in 2024, representing an increase of 10.7% from RMB682.6 million in 2023, primarily due to our enhanced standardized service protocols, the successful development and implementation of a robust Customer Relationship Management (CRM) system, and the strategic rollout of core energy-based treatment packages tailored to meet evolving client demands.

Our revenue primarily depends on the number of aesthetic procedures performed and average spending by our customers per aesthetic procedure. The following table sets forth certain of our operating data for the periods indicated.

	For the year ended December 31,
	2022	2023	2024
Number of aesthetic procedures performed
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	102,293	90,872	108,165
Energy-based treatments	412,116	398,851	515,913
Sub-total	514,409	489,723	624,078
Surgical aesthetic medical services	30,124	33,865	31,056

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Average spending by our customers per aesthetic procedure
Non-surgical aesthetic medical services	938	970	894	122
Minimally invasive aesthetic treatments	2,189	2,584	2,178	298
Energy-based treatments	627	602	625	86
Surgical aesthetic medical services	4,403	4,224	4,037	553

From 2022 to 2024, the overall trend of average spending by our customers per aesthetic procedure had generally declined due to a number of factors. For example, as part of our marketing strategy, we encourage potential customers to try out our services by offering a small number of low-ASP treatments; in addition, in order to increase utilization of our equipment, we from time to time offer promotional events to attract new customers; and as such we may adjust our pricing policy in response to increased competition and the decrease in cost of materials, such as hyaluronic acid. These measures have negatively contributed to our overall average spending by customers per procedure, but we believe these measures are beneficial to our overall profitability and long-term growth.

Aesthetic medical services (surgical and non-surgical)

Our aesthetic medical services consist of surgical and non-surgical aesthetic medical services. Our revenue from aesthetic medical services was RMB614.9 million, RMB617.9 million and RMB683.2 million (US$93.6 million) in 2022, 2023 and 2024, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 91.8%, 90.5% and 90.4% in 2022, 2023 and 2024, respectively. The total revenue from aesthetic medical services for 2024 increased by 10.6% primarily due to the robust growth in our energy-based treatments segment.

●	Non-surgical aesthetic medical services. Our non-surgical aesthetic medical services primarily consist of services such as injection treatments, energy-based treatments and thread lifts. Our revenue from non-surgical aesthetic medical services was RMB482.3 million, RMB474.9 million and RMB557.8 million (US$76.4 million) in 2022, 2023 and 2024, respectively. Revenue from non-surgical aesthetic medical services as a percentage of our total revenue was 72.0%, 69.6% and 74.1% in 2022, 2023 and 2024, respectively. The total revenue from non-surgical aesthetic medical services for 2024 increased by 17.9% primarily driven by robust growth in our energy-based treatments segment. This performance was spearheaded by three hospitals in Shenzhen through targeted marketing campaigns on e-commerce platforms (e.g., Meituan, SoYoung) and improved satisfaction rates in offline service delivery.
●	Surgical aesthetic medical services. Our surgical aesthetic medical services primarily consist of services such as eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction. Our revenue from surgical aesthetic medical services was RMB132.6 million, RMB143.1 million and RMB125.4 million (US$17.2 million) in 2022, 2023 and 2024, respectively. Revenue from surgical aesthetic medical services as a percentage of our total revenue was 19.8%, 21.0% and 16.3% in 2022, 2023 and 2024, respectively. The total revenue from surgical aesthetic medical services for 2024 decreased by 14.0% primarily attributable to our strategic realignment of business priorities toward non-surgical aesthetic medical services, which offer higher safety profiles, greater customer retention rates, and lower customer acquisition costs.

General healthcare services and other aesthetic medical services

General healthcare services and other aesthetic medical services primarily consist of a range of medical services, such as internal medicine, urology, gynecology and obstetrics treatments, as well as various other aesthetic medical treatments, such as dentistry, dermatology and hair loss treatments. Our revenue from general healthcare services and other aesthetic medical services was RMB55.2 million, RMB64.7 million and RMB72.5 million (US$9.9 million), respectively, representing 8.2%, 9.4% and 9.6% of our total revenue, respectively, in 2022, 2023 and 2024. The total revenue from general healthcare services and other aesthetic medical services for 2024 increased by 12.1% primarily driven by Shenzhen Pengcheng’s accelerated growth in other aesthetic medical services. This surge was fueled by a dual strategy: (1) exceptional effectiveness in digital-led customer acquisition campaigns, and (2) an increase in cross-selling conversion rates among existing clients.

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

In 2022, 2023 and 2024, our cost of sales and services rendered amounted to RMB314.5 million, RMB360.5 million and RMB417.9 million (US$57.3 million), respectively, representing 46.9%, 52.8% and 55.3% of our total revenue, respectively.

Gross margin

The table below sets forth a breakdown of our gross margin by service offering for the periods indicated.

	Gross margin
	for the year ended December 31,
	2022	2023	2024
Non-surgical aesthetic medical services	55.3%	45.0%	43.5%
Minimally invasive aesthetic treatments	54.5%	45.2%	40.5%
Energy-based treatments	56.0%	44.8%	45.7%
Surgical aesthetic medical services	48.6%	56.8%	54.7%
General healthcare services and other aesthetic medical services	44.0%	40.9%	36.5%
Overall	53.1%	47.2%	44.7%

The decrease in gross margin from 2022 to 2024 is mainly due to the sale of promotional treatment packages aimed at acquiring new clientele, with some packages involving the use of high-cost medical consumables.

Selling expenses

Selling expenses primarily consist of advertising and marketing expenses, and the employee benefit expenses for our sales team. In 2022, 2023 and 2024, our selling expenses amounted to RMB226.5 million, RMB232.3 million and RMB241.0 million (US$33.0 million), respectively, representing 33.8%, 34.0% and 31.9% of our revenue in the corresponding period. The selling expenses increased by 3.8% to RMB241.0 million (US$33.0 million) from RMB232.3 million in 2023, primarily due to our expanded marketing efforts aimed at attracting new clients and retaining existing ones, as well as investments in salesforce training and development to enhance our competitive edge in the market.

General and administrative expenses

General and administrative expenses primarily consist of employee benefit expenses for our management team, as well as the utility and office expense and rental expense incurred in relation to our administrative staff. In 2022, 2023 and 2024, our general and administrative expenses amounted to RMB150.4 million, RMB138.6 million and RMB100.8 million (US$13.8 million), respectively, representing 22.4%, 20.3% and 13.3% of our revenue in the corresponding period. The general and administrative expenses in 2024 decreased by 27.3%, primarily due to the decrease of professional fees and the cash and other benefits to our directors and executive officers.

Fair value loss of convertible note

We designated our convertible note as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible note of RMB26.5 million, RMB0.1 million and nil in 2022, 2023 and 2024 respectively. In September 2020, we entered into a two-and-a-half year Convertible Note Purchase Agreement in a principal amount of US$10 million with ADV, of which US$5.0 million was actually drew down. In July 2022, we entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement (collectively “Financing Agreements”) with Shenzhen Lafang Investment Management Co., Ltd., ADV and other parties, under which we settled with ADV on the above Convertible Note Purchase Agreement. According to the Financing Agreements, the above Convertible Note held by ADV will no longer accrue interest after July 2022 and ADV undertakes to covert the outstanding principal amount as well as interest into our ordinary shares at the price of RMB4.203 per ordinary share without cash payment upon the final settlement of the Financing Agreements. We also entered into a Warrant Agreement with ADV, under which we were required to pay US$2.7 million to ADV to settle the financial liability under the Exit Payment term in the Convertible Note Purchase Agreement. ADV agreed to postpone our cash payment date of US$2.7 million to December 2024 or, at its discretion, convert such amount at the price of RMB4.67 per ordinary share at any time during this period.

ADV did not exercise its warrants, which expired on December 15, 2024, to convert the US$2.7 million Exit Payment into our ordinary shares. The repayment of US$2.7 million from the Company to ADV is contingent upon further notice from ADV. As of the date of this annual report, the Company has outstanding warrants issued to Wanda, entitling Wanda to purchase 6,423,983 ordinary shares at the USD equivalent of RMB4.67 per share.

Impairment of non-current assets

We designated our goodwill, tradenames and property, plant and equipment as a non-financial asset. They were tested annually for impairment. We recorded an impairment of non-current assets of RMB314.0 million in 2021. We recognized no impairment loss in 2022, 2023 and 2024. The impairment was identified in 2021 primarily due to our strategic restructuring and impairment assessments at cash-generating unit level and noted several recoverable amounts, which were lower than their carrying amounts for certain cash-generating units. Relevant impairments are non-operating and non-cash items.

Income tax expense

Our income tax expense consists of current income taxation and deferred income tax credit or charge. Our subsidiaries established and operated in the PRC are subject to PRC enterprise income tax at the rate of 25%. The following table shows a breakdown of our income tax expense for the periods indicated.

	For the year ended on
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Current income taxation:
—PRC enterprise income tax	3,308	1,000	355	48
Deferred income tax (credit)/charge	(21,375)	(16,136)	23,371	3,202
Total	(18,067)	(15,136)	23,726	3,250

Our effective tax rates were (19.2)%, (27.5)% and 1,763.1% for the years ended December 31, 2022, 2023 and 2024, respectively, which fluctuation was mainly due to the tax loss not recognized, reversal of deferred income tax and non-taxable fair value changes in relation to our convertible redeemable preferred shares, convertible note, exchangeable note liabilities and certain other non-tax deductible expenses such as the interest expense on convertible note, share-based compensation expenses, and professional fees in relation to our financing activities but are not capitalized. In 2021 and 2022, derivative financial instruments were also a contributing factor. In 2023 and 2024, there were no derivative financial instruments.

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

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
(Loss) before income tax	(94,173)	(55,058)	(1,347)	(185)
Adjusted for:
Fair value loss of convertible note	26,506	116	—	—
Gains on conversion of convertible note	—	(20,420)	—	—
Share-based compensation expenses	27,528	7,514	—	—
Expire of convertible note	—	—	1,817	249
Professional fees	8,888	16,030	5,783	792
Compensation to suppliers	9,794	—	—	—
Loss on disposal of subsidiaries	11,330	6,045	2,106	289
Government Grant	—	—	(1,650)	(226)
Gain arising from loss of conversion right of convertible note	—	—	(97)	(13)
Adjusted profit/(loss) before income tax for the year	(10,127)	(45,773)	6,612	906
Effective tax rate based on adjusted profit before income tax	(178.4)%	(33.1)%	(358.9)%

Our income tax expense as a percentage of the adjusted profit before income tax for the years ended December 31, 2022, 2023 and 2024 were (178.4)%, (33.1)% and (358.9)%, respectively.

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

Results of operations

The following table sets forth our results of operations for the periods indicated in absolute amounts and as a percentage of revenue.

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	670,091	682,587	755,671	103,526
Cost of sales and services rendered	(314,505)	(360,540)	(417,885)	(57,250)
Gross profit	355,586	322,047	337,786	46,276
Selling expenses	(226,474)	(232,254)	(241,043)	(33,023)
General and administrative expenses	(150,379)	(138,605)	(100,785)	(13,807)
Finance income	155	78	404	55
Finance costs	(21,635)	(14,474)	(8,717)	(1,194)
Other gains, net	(24,920)	8,420	(1,139)	(156)
Fair value loss of convertible note	(26,506)	(116)	—	—
Fair value loss of investment properties	—	(154)	12,147	1,664
(Loss) before income tax	(94,173)	(55,058)	(1,347)	(185)
Income tax credit/(expense)	18,067	15,136	(23,726)	(3,250)
(Loss) for the year	(76,106)	(39,922)	(25,073)	(3,435)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our revenue increased by 10.7% to RMB755.7 million (US$103.5 million) in 2024 from RMB682.6 million in 2023, primarily due to the robust growth in our energy-based treatments segment.

Non-surgical aesthetic medical services

Revenue from non-surgical aesthetic medical services increased by 17.9% to RMB557.8 million (US$76.4 million) in 2024 from RMB474.9 million in 2023, primarily driven by robust growth in our energy-based treatments segment. This performance was spearheaded by three hospitals in Shenzhen through targeted marketing campaigns on e-commerce platforms (e.g., Meituan, SoYoung) and improved satisfaction rates in offline service delivery.

Surgical aesthetic medical services

Revenue from surgical aesthetic medical services decreased by 14.0% to RMB125.3 million (US$17.2 million) from RMB143.1 million in 2023, primarily attributable to our strategic realignment of business priorities toward non-surgical aesthetic medical services, which offer higher safety profiles, greater customer retention rates, and lower customer acquisition costs.

General healthcare services and other aesthetic medical services

Revenue from general healthcare services and other aesthetic medical services increased by 11.9% to RMB72.4 million (US$9.9 million) from RMB64.7 million in 2023. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

Cost of sales and services rendered increased by 15.9% to RMB417.9 million (US$57.3 million) from RMB360.5 million in 2023, primarily due to the sale of promotional treatment packages aimed at acquiring new clientele, with some packages involving the use of high-cost medical consumables.

Gross profit

As a result of the foregoing, our gross profit increased by 4.9% to RMB337.8 million (US$46.3 million) from RMB332.0 million in 2023. Our gross margin decreased to 44.7% from 47.2% in 2023 primarily due to simultaneous increase in both revenue and cost of sales and services rendered. This increase in expenses, coupled with a proportionally smaller increase in revenue, resulted in a lower gross profit margin for the period.

Non-surgical aesthetic medical services

Our gross margin for non-surgical aesthetic medical services decreased to 43.5% from 45.0% in 2023. Our gross margin for minimally invasive aesthetic treatments decreased to 40.5% from 45.2% in 2023 and our gross margin for energy-based treatments decreased to 45.7% from 44.8% in 2023.

In 2024, non-surgical aesthetic medical services took account for 95.3% of our total treatments in terms of the number of treatments, which increased from 88.8% in 2023.

Surgical aesthetic medical services

The gross margin for surgical aesthetic medical services decreased to 54.7% from 56.8% in 2023.

General healthcare services and other aesthetic medical services

The gross margin for general healthcare services and other aesthetic medical services decreased to 36.5% from 40.9% in 2023.

Selling expenses

Selling expenses increased by 3.8% to RMB241.0 million (US$33.0 million) in 2024 from RMB232.3 million in 2023. Selling expenses as a percentage of our total revenue decreased to 31.9% from 34.0% in 2023.

General and administrative expenses

General and administrative expenses decreased by 27.3% to RMB100.8 million (US$13.8 million) from RMB138.6 million in 2023.

Finance costs

Finance costs decreased by 39.8% to RMB8.7 million (US$1.2 million) from RMB14.5 million in 2023, primarily due to the decrease in interest-bearing liabilities.

Other gains/(losses), net

We recorded other losses, net of RMB1.1 million (US$0.2 million) in 2024 compared to a gain of RMB8.4 million in 2023, primarily due to the non-recovery of other receivables.

Fair value loss of convertible note

We recorded no fair value gain or loss of convertible note in 2024 compared to a loss of RMB0.1 million in 2023. On Septemer 17, 2020, we entered into a convertible note purchase agreement with ADV. On December 14, 2024, the option to convert the Exit Payment of US$2.7 million expired.

Income tax credit

We recorded an income tax expense of RMB23.7 million (US$3.3 million) as compared to an income tax credit of RMB15.1 million in 2023.

Loss for the year

As a result of the foregoing, our net loss was RMB25.1 million (US$3.4 million) in 2024, compared with a net loss of RMB40.0 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 with those for the year ended December 31, 2022, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year year ended December 31, 2023 compared to year ended December 31, 2022” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2024.

Recently issued accounting standards

See notes to our audited consolidated financial statements appearing elsewhere in this annual report.

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

We had net current liabilities of RMB314.0 million as at December 31, 2024, which included current borrowings of RMB72.2 million. We had an operating loss of RMB4.0 million and net operating cash inflows of RMB80.0 million for the year ended December 31, 2024, primarily due to significant growth in cash sales and a reduction in losses.

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

Cash flows

The following table presents selected cash flow data from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	(75,126)	74,286	79,669	10,915
Net cash generated/(used in) from investing activities	3,111	(52,246)	(30,317)	(4,153)
Net cash generated/(used in) from financing activities	45,552	29,062	(68,550)	(9,391)
Net increase/(decrease) in cash and cash equivalents	(26,463)	51,102	(19,198)	(2,630)
Cash and cash equivalents at beginning of the year	39,289	12,161	62,336	8,540
Effect of changes in foreign exchange rates	(665)	(927)	(302)	(41)
Cash and cash equivalents at the end of the year	12,161	62,336	42,836	5,869

Net cash generated from/(used in) operating activities

Our net cash generated from operating activities in 2024 was RMB80.0 million (US$10.9 million), primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB8.7 million (US$1.2 million), depreciation of property, plant and equipment of RMB65.3 million (US$9.0 million), share-based compensation of RMB1.8 million (US$0.2 million) and fair value gain of investment properties of RMB12.1 million (US$1.7 million).

Our net cash generated from operating activities in 2023 was RMB74.3 million (US$10.5 million), primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB14.5 million (US$2.0 million), depreciation of property, plant and equipment of RMB65.3 million (US$9.2 million), share-based compensation of RMB4.2 million (US$0.6 million), fair value loss of convertible note of RMB0.1 million (US$0.02 million) and gains on convertible note convert into shares of RMB20.4 million (US$2.9 million).

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

Net cash generated from/(used in) investing activities

Our net cash used in investing activities in 2024 was RMB30.3 million (US$4.2 million), primarily reflecting the increase in the purchase of and deposit paid for property, plant and equipment, which primarily attributable to the significant expenditure on the renovation of hospitals and the procurement of additional medical equipment required for our expanding non-surgical aesthetics medical business.

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

Net cash generated/(used in) from financing activities

Our net cash used in financing activities in 2024 was RMB68.6 million (US$9.4 million), primarily reflecting repayment of lease liabilities of RMB38.8 million (US$5.3 million), repayment of borrowings of 179.4 million (US$24.6 million), partially offset by proceeds from borrowing of RMB159.1 million (US$21.8 million).

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

Our net cash generated from financing activities in 2022 was RMB45.6 million (US$6.6 million), primarily reflecting proceeds from borrowing of RMB276.3 million (US$40.1 million) and proceeds from share issue of RMB94.2(US$13.7 million), partially offset by repayment of borrowings of RMB299.0 million (US$43.4 million).

Indebtedness

Bank borrowings

The principal banks on our borrowings are Bank of Beijing and Huaxia Bank. As of December 31, 2024, the outstanding principal balance of these loans were RMB31.5 million and RMB30.2 million, respectively.

Financial Lease from other financial institution

In 2024, we entered into financial lease arrangements with third-party financial institution. As of December 31, 2024, the total outstanding principal balance of these borrowings was RMB42.0 million (US$5.8 million).

The loan and credit facility are guaranteed by our subsidiary and our related parties, and secured by some of their properties and/or our properties. The effective interest rate on these bank and other borrowings was 6.9% in 2024. Some of these borrowings have financial covenant requirements.

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

In September 2020, we entered into a two-and-a-half year Convertible Note Purchase Agreement in a principal amount of US$10 million with ADV, of which US$5.0 million was actually drew down. In July 2022, we entered into a Share Purchase Agreement, a Subscription Agreement, a Shareholders’ Agreement and a Cooperation Agreement (collectively “Financing Agreements”) with Shenzhen Lafang Investment Management Co., Ltd., ADV and other parties, under which we settled with ADV on the above Convertible Note Purchase Agreement. According to the Financing Agreements, the above Convertible Note held by ADV will no longer accrue interest after July 2022 and ADV undertakes to covert the outstanding principal amount as well as interest into our ordinary shares at the price of RMB4.203 per ordinary share without cash payment upon the final settlement of the Financing Agreements. Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on February 16, 2023 and August 17, 2023 in relation to, among other, entry into the Financing Agreement. We have closed our previously announced issue of a total number of 12,088,808 ordinary shares of the Company to ADV at a conversion price of US dollars equivalent of RMB4.203 per ordinary share on August 16, 2023 pursuant to the Note issued to ADV on September 17, 2020 and the cooperation agreement between ADV and its affiliate, the Company, Dr. Zhou Pengwu, Ms. Ding Wenting, Wanda and Jiechuang dated July 20, 2022.

We also entered into a Warrant Agreement with ADV, under which we were required to pay US$2.7 million to ADV to settle the financial liability under the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Company, the Founders on September 15, 2020) term in the Convertible Note Purchase Agreement. ADV agreed to postpone our cash payment date of US$2.7 million to December 2024 or, at its discretion, convert such amount at the price of RMB4.67 per ordinary share at any time during this period. ADV did not exercise its warrants, which expired on December 15, 2024, to convert the US$2.7 million Exit Payment into our ordinary shares. The repayment of US$2.7 million from the Company to ADV is contingent upon further notice from ADV.

Capital expenditures

Our capital expenditure in 2024 was RMB30.8 million (US$4.3 million), attributable to the purchase of property, plant and equipment, which mainly consists of machinery and equipment, including RMB17.4 million (US$2.4 million) for Beijing Pengai, RMB6.0 million (US$0.8 million) for Huizhou Pengai, RMB2.6 million (US$0.4 million) for Pengcheng Hospital, RMB2.5 million (US$0.4 million) for Shenzhen Pengai.

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

We intend to fund our future capital expenditures with our existing cash balances and we will continue to make capital expenditures to meet the expected growth of our business.

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

We did not have any off-balance sheet arrangements as of December 31, 2024.

Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2024. Amounts we pay in future periods may vary from those reflected in the table.

		Less than			More than
	Total	1 year	1 to 2 years	2 to 5 years	5 years

	RMB in thousands
Operating lease obligations(1)	100,990	34,148	19,799	38,683	8,360
Borrowings	85,938	72,215	9,571	4,152	—
Total	186,928	106,363	29,370	42,835	8,360

Note:

(1)

We lease premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2024.

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

5.C. Research and Development, Patents and Licenses, etc.

We did not have in place research and development plans, and did not incur research and development expenses from January 1, 2022 to December 31, 2024. As of December 31, 2024, we had (i) 37 registered trademarks, 32 of which are in mainland China and 5 in Hong Kong, (ii) 40 registered domain names, of which all are registered in mainland China, and (iii) 2 registered patents, of which all are registered in mainland China. For more details, see “Item 4. Information on the Company—4.B. Business Overview—Intellectual property”.

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

Other than the above, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6.Directors, Senior Management and Employees

6.A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Positions(s)
Zhang Chen(1)	39	Executive Co-chairman of the Board
Zhou Pengwu	70	Non-executive Co-chairman of the Board
Wu Binhua(2)	43	Director
Laurena Wu(3)	41	Director
Wu Binqi(4)	39	Director
Zhang Changsuo	44	Director
Zhou Xichun(5)	28	Director
Liu Bo	54	Director
Chen Feng	40	Independent Director
Lin Yingzhou	66	Independent Director
Li Yanyun	44	Independent Director
Hu Qing	61	Chief Operating Officer
Wu Guanhua	43	Chief Financial Officer
(1)	Mr. Zhang is the spouse of Ms. Wu Binhua, the brother-in-law of Ms. Laurena Wu and Ms. Wu Binqi, who are also directors of the Board, and the son-in-law of Mr. Wu Guiqian, our ultimate controller.
(2)	Ms. Wu Binhua is the spouse of Mr. Zhang Chen, the newly appointed executive co-chairman of the Board, and the daughter of Mr. Wu Guiqian and the sister of Ms. Laurena Wu and Ms. Wu Binqi.
(3)	Ms. Laurena Wu is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Wu Binqi.
(4)	Ms. Wu Binqi is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Laurena Wu.
(5)	Mr. Zhou Xichun is the son of Dr. Zhou Pengwu.

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

Mr. Chen Feng has over 12 years of experience in investments and asset management as well as over 4 years of experience in auditing. Mr. Chen is currently the Vice President of ADV Partners. His earlier roles include SVP & VP Investments at FountainVest in Shanghai and CPE (formerly CITIC PE) in Beijing, Senior Investment Manager at China International Marine Containers (CIMC) in Shenzhen as well as Senior Auditor at PricewaterhouseCoopers Zhongtian Certified Public Accountants. Mr. Chen holds a Masters in Finance from London Business School and a Bachelor of International Auditing from Nanjing Audit University in China. He is a Fellow Chartered and Certified Accountant (ACCA). He is fluent in English and Chinese.

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

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands and primarily conduct our business operations in mainland China. Among our directors and officers, except for Ms. Li Yanyun, who is based in Singapore, and Ms. Laurena Wu, who resides in Hong Kong, all of our other directors and officers, including Mr. Zhang Chen, Dr. Zhou Pengwu, Ms. Wu Binhua, Ms. Wu Binqi, Mr. Zhang Changsuo, Mr. Zhou Xichun, Mr. Liu Bo, Mr. Chen Feng (replaced Ms. Xu Tianqing on October 30, 2024), Mr. Lin Yingzhou, Ms. Hu Qing and Mr. Wu Guanhua, reside in mainland China, and all or a substantial portion of their assets are located outside of the United States. All or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There is uncertainty as to whether the courts of mainland China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.

6.B. Compensation

Compensation of directors and executive officers

For the year ended December 31, 2024, we paid an aggregate of RMB5.9 million (US$0.8 million) in cash and other benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In June 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, or the Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Share Incentive Plan was 5,940,452 shares. As of the date of this annual report, all options under the Share Incentive Plan to purchase ordinary shares have been fully granted, with 1,128,750 ordinary shares are outstanding.

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

Audit committee.Our audit committee currently consists of Ms. Li Yanyun, Mr. Lin Yingzhou and Mr. Chen Feng (replaced Ms. Xu Tianqing on October 30, 2024), and is chaired by Ms. Li Yanyun. Each of them satisfies the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors who satisfy the SEC requirements. We have determined that Ms. Li Yanyun qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

(a)Number and Composition of the Board of Directors. The number of directors shall constitute the Board of Directors shall be no more than eleven (11) persons. Specifically, (i) Jiechuang shall have the right to designate, appoint, remove from the office, replace and reappoint four (4) directors; (ii) Wanda shall have the right to designate, appoint, remove from the office, replace and reappoint two (2) directors; (iii) Hawyu (HK) Limited shall have the right to designate, appoint, remove from the office, replace and reappoint one (1) director; (iv) (A) if the Founders hold in the aggregate no less than five percent (5%) of the issued shares of the Company, Seefar Global Holdings Limited shall have the right to designate, appoint, remove from the office, replace and reappoint two (2) directors; (B) if the Founders and their affiliates hold in the aggregate no less than two percent (2%) but less than five percent (5%) of the issued shares of the Company, Seefar Global Holdings Limited shall have the right to designate, appoint, remove from the office, replace and reappoint one (1) director (for the avoidance of doubt, Seefar Global Holdings Limited shall not have the right to appoint a director in any other circumstances); and (v) if ADV and/or its affiliates hold no less than ten percent (10%) of the issued shares of the Company, it shall have the right (but not the obligation) to designate, appoint, appoint, remove from the office, replace and reappoint up to two (2) directors. The Directors appointed by Jiechuang shall include at least one (1) independent director, the Directors appointed by Wanda shall include at least one (1) independent director, and the Directors appointed by ADV shall include at least one (1) independent director, so as to satisfy the requirements for directors on the U.S. NASDAQ Stock Exchange of “independency” despite our company no longer being listed on Nasdaq as of this annual report. For the avoidance of doubt, any employee of ADV or its affiliates can serve as the one (1) independent director appointed by ADV.
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

6.D. Employees

Overview

We had 1,167, 1,286 and 1,309 employees (full-time) in our wholly- or majority-owned medical institutions as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth certain information about our employees by function as of December 31, 2024.

	Number of	Percent of total
Function(1)	Employees*	employees
Management	5	0.4%
Doctors	125	9.5%
Other Medical Staff(2)	255	19.5%
Sales and Marketing	135	10.3%
Image Consultants	167	12.8%
Customer Service	318	24.3%
Finance and Accounting	67	5.1%
Human Resource and Administration	140	10.7%
Auxiliary Medical Staff(3)	97	7.4%
Total	1,309	100%

Notes:

(1)	Includes full-time numbers.
(2)	Includes nurses and medical technicians who are required to hold licenses.
(3)	Includes unlicensed medical staff who perform auxiliary functions during treatments.

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

Qualified medical professionals

The qualification and expertise of doctors are vital to the quality of our healthcare services and our competitiveness. As of December 31, 2024, all of our 148 doctors (full-time and part-time) had obtained Doctor Qualification Certificates, and all our nursing staff have obtained Nurse Practice Certificates.

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

As of December 31, 2024, our team of 148 doctors (including full-time and part-time) comprised 3 chief physician, 29 associate-chief physicians, 58 attending physicians, 58 resident physicians in China. The majority of our doctors worked exclusively at our treatment centers while 23 of our doctors split their practice with other hospitals as of December 31, 2024. Our doctors typically receive compensation in the form of a salary plus bonus based on the number of procedures performed. Our doctors were supported by 268 other medical staff, including nurses and pharmacists, as of December 31, 2024.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5% or more of our ordinary shares.

The calculations in the table below are based on 146,062,754 ordinary shares outstanding, excluding 1,263,750 treasury shares as of the date of this annual report, except for the calculation of Shengli Family Limited, which holds 1,128,750 shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and executive officers *:
Zhang Chen	—	—
Zhou Pengwu(1)	6,947,842	4.8%
Wu Binhua	—	—
Laurena Wu(2)	33,431,735	21.9%
Wu Binqi	—	—
Zhang Changsuo	—	—
Zhou Xichun(3)	642,597	0.4%
Chen Feng	—	—
Lin Yingzhou	—	—
Li Yanyun	—	—
Hu Qing(3)	1,142,984	0.8%
Wu Guanhua(3)	1,489,455	1.0%
All executive officers and directors as a group	43,654,613	28.6%
Principal shareholders:
MY Universe (HK) Limited(4)	36,402,570	24.9%
Hawyu (HK) Limited(5)	21,413,276	14.7%
Australia Wanda International Company Limited(6)	33,431,735	21.9%
Seefar Global Holdings Limited(7)	6,947,842	4.8%
Jubilee Set Investments Limited(8)	4,248,972	2.9%
Peak Asia Investment Holdings V Limited(9)	27,665,768	18.9%
Shengli Family Limited(10)	1,128,750	0.8%
*	The business address of all directors and officers is 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China.
(1)	Represents 6,947,842 ordinary shares held by Seefar Global Holdings Limited as further disclosed in note (7) below Dr. Zhou Pengwu and Ms. Ding Wenting, the beneficial owner of Jubilee Set Investments Limited are spouses and each of Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to have the beneficial ownership of the shares held by each other.
(2)	Represents (i) 27,007,752 ordinary shares beneficially owned by Australia Wanda International Company Limited and (ii) warrants to purchase 6,423,983 ordinary shares granted to Australia Wanda International Company Limited as further disclosed in note (6) below. Ms. Laurena Wu is the daughter of Mr. Wu Guiqian, the beneficial owner of MY Universe (HK) Limited and Hawyu (HK) Limited and each of Ms. Laurena Wu and Mr. Wu Guiqian may be deemed to have the beneficial ownership of the shares held by each other.
(3)	See “-6.B. Compensation-Share Incentive Plan” and “-Performance Incentive Plan” for a description of equity-based awards we have granted and may grant to our directors, officers and other individuals as a group.
(4)	Represents 36,402,570 ordinary shares held by MY Universe (HK) Limited. MY Universe (HK) Limited is a company incorporated in Hong Kong, which is wholly owned by Hainan Oriental Jiechuang Investment Partnership (Limited Partnership). Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) is a company incorporated in Hainan Province, China, which is invested and managed by two general partners as to Shenzhen Lafang Investment Management Co., Ltd. and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd.

(5)	Represents 21,413,276 ordinary shares held by Hawyu (HK) Limited. Hawyu (HK) Limited is a company incorporated in Hong Kong, which is wholly owned by Hainan Runming Biotechnology Co., Ltd. Hainan Runming Biotechnology Co., Ltd. is a company incorporated in Hainan Province, China, which is wholly owned by Lafang China Co., Ltd, a Chinese listed company incorporated in Guangdong Province,China.
(6)	Represents (i) 27,007,752 ordinary shares beneficially owned by and (ii) warrants to purchase 6,423,983 ordinary shares granted to Australia Wanda International Company Limited. This company, incorporated in Hong Kong, is wholly owned by Wider Huge Group Limited, which in turn is wholly owned by Ms. Laurena Wu. On December 11, 2024, Australia Wanda International Company Limited acquired 3,313,680 ordinary shares and 2,372,110 ordinary shares of our company respectively from the Founders for a nominal consideration pursuant to a settlement agreement.
(7)	Represents 6,947,842 ordinary shares held by Seefar Global Holdings Limited. Seefar Global Holdings Limited is a company incorporated in the BVI, which is wholly owned by Dr. Zhou Pengwu. The registered address of Seefar Global Holdings Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.
(8)	Represents 4,248,972 ordinary shares held by Jubilee Set Investments Limited. Jubilee Set Investments Limited is a company incorporated in the BVI, which is wholly owned by Ms. Ding Wenting. The registered address of Jubilee Set Investments Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.
(9)	Represents 27,665,768 ordinary shares beneficially owned by Peak Asia Investment Holdings V Limited, which did not exercise its warrants that expired on December 15, 2024, to convert the US$2.7 million exit payment into our ordinary shares. Peak Asia Investment Holdings V Limited is a company limited by shares and registered in the BVI. Peak Asia Investment Holdings V Limited is wholly owned by Beacon Technology Investment Holdings Limited, a company registered in Hong Kong, which in turn is wholly owned by ADV Opportunities Fund I, L.P., a Cayman exempted limited partnership. The general partner of ADV Opportunities Fund I, L.P. is ADV Opportunities Fund I, GP, L.P., a Cayman exempted limited partnership whose general partner is ADV Opportunities Fund I GP Ltd, a Cayman exempted company, which is wholly owned by ADV Partners Holdings Ltd, a Cayman exempted company. ADV Partners Holdings Ltd. is in turn wholly owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Zhu Jianyi (Kenichi Shu). The registered address of Peak Asia Investment Holdings V Limited is Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI. Each of Mr. Chen Feng (replaced Ms. Xu Tianqing on October 30, 2024) and Mr. Liu Bo was appointed as our director by ADV pursuant to the shareholders’ agreement dated July 20, 2022. For the purpose of this section, none of Mr. Chen Feng and Mr. Liu Bo is regarded as a beneficial owner of the shares held by ADV.
(10)	Represents 1,128,750 ordinary shares held by Shengli Family Limited, a company incorporated in the BVI, which is wholly owned by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, who was then replaced by the Company on November 30, 2023, for the benefit of the grantees under our Share Incentive Plan. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. In addition, the voting rights attached to those ordinary shares held by Shengli Family Limited cannot be exercised without written consent of the Company. For details, see “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan.” The registered address of Shengli Family Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, BVI.

As of the date of this annual report, to our knowledge, approximately 18.9% of our outstanding ordinary shares are held by ADV, a record holder in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) is a limited partnership incorporated in Hainan Province, China, which has two general partners, namely, Shenzhen Lafang Investment Management Co., Ltd. (“LaFang Investment”) and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd. (“SVC”). The majority of the equity interest of SVC is collectively and beneficially owned by several government-owned entities of the PRC.

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

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Agreements and transactions with investors

Convertible note

As at December 31, 2024 and the date of this annual report, the convertible note outstanding was nil. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Convertible note.”

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

Shareholders’ agreement in 2023

Reference is made to the press release of the Company filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 and form 6-K of the Company filed with the SEC on August 17, 2023. The Company, Dr. Zhou Pengwu, Ms. Ding Wenting, ADV and certain other parties thereto entered into a Shareholders’ Agreement. The Shareholders’ Agreement contains certain provisions regarding, among other things, the appointment of the Company’s board of directors and senior management, the notice, quorum and Directors’ voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanisms for the Company’s ordinary shares. Pursuant to the Shareholders’ Agreement, the Company has delivered two separate tranches of warrants to purchase ordinary shares of the Company to Seefar and Wanda, respectively, on August 16, 2023 and one tranche of warrants to Seefar on December 13, 2024.

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

As at December 31, 2024, the outstanding bank borrowing and other borrowings guaranteed by our related parties and secured by some of their properties and/or our properties was RMB85.2 million (US$11.7 million).

Lease agreement

In November 2017, Pengcheng Hospital entered into a lease agreement with Shenzhen Jiayan Investment Industrial Development Co., Ltd. or Shenzhen Jiayan, which is wholly owned by our directors, Dr. Zhou Pengwu and Ms. Ding Wenting. Pursuant to the lease agreement, Pengcheng Hospital will pay Shenzhen Jiayan a monthly rent of RMB188,521. The lease agreement expired in October 2022. As of December 31, 2024, we had a finance lease loan of RMB22.2 million (US$3.0 million) with Far East Horizon (Tianjin) Financial Leasing Co., Ltd., and a finance lease loan of RMB1.4 million (US$0.2 million) with Hengqin Huatong Financial Leasing Co., Ltd.

Loans to directors and executive officers

In 2018, we provided loans to certain of our directors and executive officers. The loans are interest-free and payable on demand. As of December 31, 2024 and the date of this annual report, there was no outstanding loan provided by us to our directors and executive officers and the balance due from our directors and executive officers were both nil.

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

On May 17, 2024, we received a determination letter of the Hearings Panel (the “Panel”) of Nasdaq, notifying us that the Panel determined to delist the Company’s securities from Nasdaq, due to the failure to satisfy the continued listing conditions as previously disclosed. On July 19, 2024, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the Pink Open Market initially under the symbol “PAIYY” since the Nasdaq suspended the trading of our ADSs on May 21, 2024. Subsequently, we applied to upgrade from the Pink Open Market to the OTCQX Best Market and received approval on July 10, 2024. Our ADSs are currently quoted on the OTCQX Best Market under the symbol “PAIYY”.

For more details, please see “Item 3.Key Information—3.D. Risk Factors—Risks relating to the ADSs —The trading price of the ADSs has been, and may continue to be, volatile due to our delisting from Nasdaq and transition to the OTCQX Best Market, potentially resulting in substantial losses for investors.”

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

Voting rights

Holders of our ordinary shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is demanded by the chairman of the meeting or by one or more shareholder(s) at such general meeting.

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

The registration of transfers may, after compliance with any notice required of the OTC Market, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

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

If the PRC tax authorities determine that Aesthetic Medical International Holdings Group Limited is a PRC resident enterprise for EIT purposes, we may be required to withhold tax at a rate of 10% on dividends we pay to our shareholders, including holders of the ADSs, that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADS or ordinary shares, if such income is treated as sourced from within Mainland China. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax (including withholding tax) on dividends received by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it will generally apply at a rate of 20%. The PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Aesthetic Medical International Holdings Group Limited would be able to claim the benefits of any tax treaty between their country of tax residence and China in the event that Aesthetic Medical International Holdings Group Limited is treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks relating to doing business in the PRC—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Based the composition of our assets and income, including goodwill, which is based on the price of ADSs, we do not expect to be classified as a PFIC for the taxable year ending December 31, 2024. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” while they were listed on the Nasdaq, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph with respect to its taxable year that ended before the taxable year in which our ADSs were delisted from the Nasdaq. U.S. Holders should note that the OTCQX Best Market, on which the prices of our ADSs are currently quoted, is not a “qualified exchange” for purposes of the mark-to-market rules. Therefore, a mark-to-market treatment of the ADSs is not available for as long as the ADSs continue to be delisted from, or not regularly traded on, the Nasdaq or any other qualified stock exchange.

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

U.S. Holders that made (or wish to make) a mark-to-market election with respect to a prior taxable year for which the election may have been available should consult their tax advisers regarding the availability and advisability of making the election in their particular circumstances and the effect the election would have on their income inclusion with respect to, and the tax basis in, their ADSs. You should also note that the mark-to-market election cannot be made with respect to Lower-tier PFICs, if any, or with respect to our ordinary shares. If you make a mark-to-market election with respect to the ADSs, but for a later taxable year either the ADSs no longer constitute “marketable stock” or we cease being a PFIC, you will not be subject to the mark-to-market rules described above for such taxable year.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

10.J.Annual Report to Security Holders

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, our post-tax results would increase or decrease by RMB4,000 (2023: RMB2,000).

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

In 2021, interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, our post-tax results for the year would have been RMB48,070 lower/higher, mainly as a result of higher/lower interest expenses on floating rate borrowings. In 2022, 2023 and 2024, the interest rate risk was effectively mitigated through a contractual agreement with banks that secured a fixed interest rate.

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

As a result, as of 2021, we used approximately all of the proceeds received from the initial public offering for the purposes mentioned.

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

Based upon that evaluation, our management, with the participation of our executive co-chairman and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our executive co-chairman and chief financial officer, to allow timely decisions regarding required disclosure.

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

Internal Control over Financial Reporting

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective. We identified one material weakness in our internal control over financial reporting. The material weakness identified related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

To remediate our identified material weakness, we have adopted a number of measures to improve our internal control over financial reporting. For example, we hired senior financial officers, each of whom has a solid understanding of and extensive work experience involving complex non-routine transactions. In 2020, we provided our accounting and finance staff with financial reporting and IFRS trainings. We will continue to provide our accounting and finance staff with trainings regularly, and we will continue to review and improve key controls over financial reporting. Our management concluded that the material weakness had not been remediated as of December 31, 2020. We are fully committed to continue to implement measures to remediate our material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—3.D. Risk factors—Risks relating to our business and our industry A material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.” In the fiscal year 2022, 2023 and 2024, we have not identified any material weakness in our internal control over financial reporting.

We cease to be an “emerging growth company” as of December 31, 2024 because we have exceeded the fifth fiscal year post-IPO as such term is defined in the JOBS Act, but we remain classified as a “non-accelerated filer” based on our current public float and revenue levels, thereby benefiting from certain reduced reporting requirements, including exemption from the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002 for internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Since we are an “non-accelerated filer” as defined under the Securities Act, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, no changes in our internal controls over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.[Reserved]

Item 16.A.Audit Committee Financial Expert

Our board of directors has determined that Ms. Li Yanyun, an independent director and chair of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and satifies the “independence” requirements of Rule 10A-3 under the Exchange Act.

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

	Year Ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Audit fees(1)
Union Power HK CPA Limited	3,799	—	—
Onestop Assurance PAC	—	2,627	2,228
	3,799	2,627	2,228
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

Item 16.E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2020, our board of directors announced a share repurchase program pursuant to which we would repurchase up to US$6.0 million worth of our ADSs. 45,000 ADSs were repurchased in 2020, and no ADS was repurchased from January 1, 2021 up to December 31, 2024 in the open market pursuant to the applicable share repurchase programs. As of December 31, 2024, we have not retired the treasure shares of 45,000 ADSs.

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

On December 2, 2024, Onestop confirmed its continuation as our independent registered public accounting firm for the audit of our financial results for the financial year ending December 31, 2024.

Item 16.G.Corporate Governance

As a foreign private issuer, we are permitted to take advantage of certain corporate governance requirements under the OTC Market continued eligibility criteria and ongoing disclosure obligations that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law had no corporate governance regime which prescribes specific corporate governance standards as of the date of this annual report. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

Item 16.H.Mine Safety Disclosure

Not applicable.

Item 16.I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J.Insider Trading Policies

We have internally established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, and employees, with the goal of promoting compliance with applicable insider trading laws, rules, regulations, and any applicable listing standards. For details on our insider trading policies, please refer to our Code of Business Conduct and Ethics and other corporate governance documents, which are accessible on our website at https://ir.aihgroup.net/corporate-governance/governance-documents/.

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of Onestop Assurance PAC
16.1	Letter dated December 13, 2023 from Union Power HK CPA Limited, pertaining to the change in independent public accounting firm
97.1	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aesthetic Medical International Holdings Group Limited

	By:	/s/ Zhang Chen
	Name:	Zhang Chen
Date: April 25, 2025	Title:	Chairman

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2023 and 2024

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

Hong Kong

April 21, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aesthetic Medical International Holdings Group Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aesthetic Medical International Holdings Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024 and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company had a loss of RMB25.1 million and net current liabilities of RMB314.0 million as at December 31, 2024, and together with other conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Impairment of goodwill and property, plant and equipment

Critical Audit Matter Description

As of December 31, 2024, property, plant and equipment and goodwill amounted to RMB266.2 million and RMB33.0 million respectively. As discussed in Note 2.8 to the consolidated financial statements, goodwill is evaluated for impairment annually, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Further discussed in Note 15 to the consolidated financial statements, management reviews the business performance of each cash generating unit (“CGU”) including the related goodwill and the recoverable amount of a CGU is determined based on a value-in-use calculation. As a result, impairment tests were performed over the CGU and the fair value of each CGU is estimated using a discounted cash flow model covering a five-year period.

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

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included:

●	Evaluated the reasonableness of the estimation methodology and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used.
●	Significant assumptions were compared to current available economic trends data and known regulatory changes and evaluations were made of how changes to such assumptions, and other factors would affect the outcomes.
●	Assessed the arithmetical correctness of the cash flow model and the completeness of disclosures in the consolidated financial statements.

Going concern

Critical Audit Matter Description

As discussed in Note 2.1 to the consolidated financial statements, the Company had a loss of RMB25.1 million for the year ended December 31, 2024 and as of December 31, 2024, the Company had net current liabilities of RMB314.0 million. This raises substantial doubt about its ability to continue as a going concern. Management seeks to obtain the financial support from Ms. Wu Binhua, a director of the Company, and other financing to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date.

We determined that Company’s ability to continue as a going concern is a critical matter due to the estimation and uncertainty regarding the Company’s available funding and the risk of bias in management’s judgement and assumptions in their determination.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, amount others:

●	Obtained an understanding, and evaluating management’s assessment on whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time;
●	Assessed the management’s plans and obtained sufficient appropriate audit evidence to determine whether or not substantial doubt can be alleviated or still exists;
●	Reviewed the relevant disclosures to the consolidated financial statements.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 25, 2025

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Revenue	5	670,091	682,587	755,671
Cost of sales and services rendered	6	(314,505)	(360,540)	(417,885)
Gross profit		355,586	322,047	337,786
Selling expenses	6	(226,474)	(232,254)	(241,043)
General and administrative expenses	6	(150,379)	(138,605)	(100,785)
Operating result		(21,267)	(48,812)	(4,042)
Finance income	8	155	78	404
Finance costs	8	(21,635)	(14,474)	(8,717)
Other gains/(losses), net	9	(24,920)	8,420	(1,139)
Fair value loss of convertible note	25	(26,506)	(116)	—
Fair value (loss)/gain of investment properties		—	(154)	12,147
Loss before income tax		(94,173)	(55,058)	(1,347)
Income tax credit/(expense)	10	18,067	15,136	(23,726)
Loss for the year		(76,106)	(39,922)	(25,073)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(665)	(790)	(302)
Revaluation of investment properties upon transfer from property, plant and equipment		5,964	(1,498)	—
Total other comprehensive income/(loss) for the year, net of tax		5,299	(2,288)	(302)
Total comprehensive loss for the year		(70,807)	(42,210)	(25,375)
Loss attributable to:
Owners of the Company		(76,247)	(37,432)	(19,945)
Non-controlling interests		141	(2,490)	(5,128)
Loss for the year		(76,106)	(39,922)	(25,073)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Loss per share for loss attributable to owners of the Company (in RMB per share)
—Basic	11	(0.93)	(0.28)	(0.14)
—Diluted	11	(0.93)	(0.28)	(0.14)

Total comprehensive loss attributable to:
Owners of the Company		(70,948)	(39,720)	(20,247)
Non-controlling interests		141	(2,490)	(5,128)
Total comprehensive loss for the year		(70,807)	(42,210)	(25,375)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	2023	2024
		RMB’000	RMB’000
ASSETS
Non‑current assets
Property, plant and equipment	12	304,219	266,235
Investment properties	14	22,911	35,058
Intangible assets	15	36,881	36,584
Prepayments and deposits	16	8,146	6,704
Deferred income tax assets	21	76,938	53,560
		449,095	398,141
Current assets
Inventories	17	15,581	14,907
Trade receivables	16	9,841	8,793
Other receivables, deposits and prepayments	16	21,655	18,379
Amounts due from related parties	33	2,156	2,156
Restricted cash	18	—	1,012
Cash and cash equivalents	18	62,336	42,836
		111,569	88,083
Total assets		560,664	486,224
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	19a	978	998
Treasury shares	19b	(2,023)	(2,023)
Accumulated losses		(1,178,203)	(1,198,148)
Other reserves	20	1,228,135	1,229,630
		48,887	30,457
Non‑controlling interests		(15,258)	(21,111)
Total equity		33,629	9,346

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Note	2023	2024
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Borrowings	22	31,410	13,723
Lease liabilities	13	84,236	61,115
Deferred income tax liabilities	21	9	—
		115,655	74,838
Current liabilities
Trade payables	23	42,402	48,373
Accruals, other payables and provisions	23	34,875	43,147
Contract liabilities	24	193,042	193,931
Borrowings	22	73,933	72,215
Convertible note	25	19,506	—
Lease liabilities	13	35,465	32,251
Current income tax liabilities		12,157	12,123
		411,380	402,040
Total liabilities		527,035	476,878
Total equity and liabilities		560,664	486,224

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
						Non‑	Total
	Share	Treasury	Other reserves	Accumulated		controlling	equity/
	capital	shares	(Note 20)	losses	Sub‑total	interests	(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 31 December 2021 and 1 January 2022	469	(2,023)	909,411	(1,064,524)	(156,667)	(29,755)	(186,422)

Comprehensive loss
Loss for the year	—	—	—	(76,247)	(76,247)	141	(76,106)
Currency translation differences	—	—	(665)	—	(665)	—	(665)
Revaluation of investment properties upon transfer from property, plant and equpment	—	—	5,964	—	5,964	—	5,964
Total comprehensive loss for the year	—	—	5,299	(76,247)	(70,948)	141	(70,807)

Transactions with owners
Transactions with non-controlling shareholders (Note 29)	—	—	(2,613)	—	(2,613)	(748)	(3,361)
Share-based payment	—	—	27,515	—	27,515	—	27,515
Disposal of subsidiaries (Note 28)	—	—	—	—	—	18,140	18,140
Deregister of subsidiary	—	—	17	—	17	—	17
Issuance of shares(Note 19)	157	—	94,009	—	94,166	—	94,166
Transaction costs related to issuance of shares	—	—	(5,128)	—	(5,128)	—	(5,128)
Total transactions with owners	157	—	113,800	—	113,957	17,392	131,349

Balance at 31 December 2022 and 1 January 2023	626	(2,023)	1,028,510	(1,140,771)	(113,658)	(12,222)	(125,880)

Comprehensive loss
Loss for the year	—	—	—	(37,432)	(37,432)	(2,490)	(39,922)
Currency translation differences	—	—	(790)	—	(790)	—	(790)
Revaluation of investment properties	—	—	(1,498)	—	(1,498)	—	(1,498)
Total comprehensive loss for the year	—	—	(2,288)	(37,432)	(39,720)	(2,490)	(42,210)

Transactions with owners
Share-based payment	14	—	7,500	—	7,514	—	7,514
Disposal of subsidiaries (Note 28)	—	—	(5)	—	(5)	—	(5)
Distribution of dividends	—	—	—	—	—	(546)	(546)
Addition of paid-in capital	—	—	170,001	—	170,001	—	170,001
Convertible note convert into shares	338	—	24,417	—	24,755	—	24,755
Total transactions with owners	352	—	201,913	—	202,265	(546)	201,719
Balance at 31 December 2023 and 1 January 2024	978	(2,023)	1,228,135	(1,178,203)	48,887	(15,258)	33,629

Comprehensive loss
Loss for the year	—	—	—	(19,945)	(19,945)	(5,128)	(25,073)
Currency translation differences	—	—	(302)	—	(302)	—	(302)
Total comprehensive loss for the year	—	—	(302)	(19,945)	(20,247)	(5,128)	(25,375)

Transactions with owners
Expire of convertible note	20	—	1,797	—	1,817	—	1,817
Distribution of dividends	—	—	—	—	—	(225)	(225)
Repurchase from non-controlling interests	—	—	—	—	—	(500)	(500)
Total transactions with owners	20	—	1,797	—	1,817	(725)	1,092
Balance at 31 December 2024	998	(2,023)	1,229,630	(1,198,148)	30,457	(21,111)	9,346

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated (used in)/from operations	26	(74,499)	74,306	80,192
Income tax paid		(627)	(20)	(523)
Net cash generated from/(used in) operating activities		(75,126)	74,286	79,669
Cash flows from investing activities
Net cash used in business combinations	28	(642)	—	—
Proceeds from disposal of property, plant and equipment		—	11	66
Purchase of and deposit paid for property, plant and equipment		(1,597)	(55,244)	(30,599)
Purchase of and deposit paid for intangible assets		(81)	(215)	(187)
Restricted cash		(1,547)	1,547	—
Balances with related parties		(2,690)	717	—
Loan granted to a third party		—	—	(66,000)
Loan repayment from the third party		—	—	66,000
Interest income received		155	78	404
Proceeds from disposal of associate		—	80	—
Proceeds from disposal of subsidiaries	28	9,536	824	—
Proceeds from ceased operation of subsidiaries		(23)	(44)	(1)
Net cash (used in)/generated from investing activities		3,111	(52,246)	(30,317)
Cash flows from financing activities
Proceeds from borrowings		164,300	85,166	67,000
Repayment of borrowings		(141,920)	(130,190)	(63,045)
Repayment of lease liabilities		(11,041)	(25,672)	(38,842)
Proceeds from other borrowings		112,014	13,547	92,093
Repayment of other borrowings		(157,098)	(73,098)	(116,314)
Interest paid		(14,606)	(10,146)	(8,717)
Issuance of shares		94,153	—	—
Addition of paid-in capital		—	170,001	—
Capital contribution from non-controlling interests		—	—	(500)
Dividends paid to non-controlling interests		(250)	(546)	(225)
Net cash generated from/(used in) financing activities		45,552	29,062	(68,550)
Net (decrease)/increase in cash and cash equivalents		(26,463)	51,102	(19,198)
Cash and cash equivalents at beginning of the year		39,289	12,161	62,336
Effect of changes in foreign exchange rates		(665)	(927)	(302)
Cash and cash equivalents at end of the year	18	12,161	62,336	42,836

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

The Company and its subsidiaries (together, the “Group”) are engaged in the provision of non-surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services in the People’s Republic of China (the “PRC”). The principal activities of the subsidiaries are set out in Note 34.

The Company completed its initial public offering and listing of American Depositary Shares (“ADSs”) on the NASDAQ Global Market in October, 2019, and raised net proceeds of US$27,600,000 from the offering. Each ADS represents three ordinary shares. On May 21, 2024, the Company’s ADSs were quoted on the Pink Open Market initially under the symbol “PAIYY” since the Nasdaq suspended the trading of the ADSs. Subsequently, the Company applied to upgrade from the Pink Open Market to the OTCQX Best Market and received approval on July 10, 2024.

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

Going Concern

The consolidated financial statements of the Group have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As a result, the Group had a loss of RMB25,073,000 for the year ended 31 December 2024. As of 31 December 2024, the Group had net current liabilities of RMB313,957,000.

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

The Group closed its private placement with Hainan Oriental Jiechuang Investment Partnership (“Jiechuang”) for aggregate gross proceeds of RMB170 million in February 2023 and utilized the money to fund its business development and working capital. Ms. Wu Binhua, the director of the Company, signed a letter of continuing financial support with the Group, in which she undertakes to enable the Group to meet its liabilities and obligations as and when they fall due, for at least 12 months from the date of 20-F for the year ended December 31, 2024. In addition to the aforementioned financial support, Ms. Wu Binhua also leverages her corporate management and talent training advantages to optimize the operations of the Group.

2Material accounting policies (Continued)

2.1Basis of preparation (Continued)

Going Concern (Continued)

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Group’s business. These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

2.2Interpretations and amendments to published standards effective in 2024

On 1 January 2024, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS lnterpretations Committee (IFRS lC) that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

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

2Material accounting policies (Continued)

2.3Subsidiaries (Continued)

Consolidation (Continued)

(a)	Business combinations (Continued)

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

2Material accounting policies (Continued)

2.3Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015) became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%. The Company historically held more than 70.0% equity interest in certain of its PRC subsidiaries that are medical institutions which the Company acquired or established after the effective date of the Industry Catalog for Guiding Foreign Investment (Revision 2015). The Company had decreased its shareholding to 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain employees of the Group since 2018. As of December 31, 2023, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly as to 27%, 26%, 3%, 15%, 12%, 24%, and 25% respectively. Among the entities with contractual arrangements, Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. were divested in October 2022 and Hangzhou Pengai Aesthetic Medical Outpatient Department was ceased operation in August 2022 and was deregistered in March 2024. Shenzhen Miaoyan Aesthetic Medical Clinic was divested in December 2022. These Contractual Arrangements enable the Company to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

As of December 31, 2024, the principal terms of the Contractual Arrangements are described below:

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

2.4Segment reporting

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

2.5Foreign currency translation

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

2.5Foreign currency translation (Continued)

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

2.6Property, plant and equipment

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

2.6Property, plant and equipment (Continued)

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

2.7Investment properties

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

2.8Intangible assets

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

2.8Intangible assets (Continued)

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

2.9Impairment of non-financial asset

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

2.10Financial assets

2.10.1Classification

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

2.10Financial assets (Continued)

2.10.1Classification (Continued)

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

2.10.2Recognition and measurement

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

2.10.3Derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2Material accounting policies (Continued)

2.11Offsetting financial instruments

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

2.12Impairment of financial assets

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

2.13Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.14Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand and deposits held at call with banks.

2.15Assets (or disposal groups) held-for-sale

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

2.16Share capital

Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.17Trade and other payables

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

2.18Borrowings

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

2.19Current and deferred income tax

The income tax expense for the year comprises current and deferred tax. Tax is recognised in the consolidated statement of comprehensive income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity.

2Material accounting policies (Continued)

2.19Current and deferred income tax (Continued)

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

2.20Employee benefits

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

2.21Provisions

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

2.22Revenue recognition

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

2.22Revenue recognition (Continued)

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

The Group has certain aesthetic medical services package in 2023 and 2024 for which customers pay in advance. The packages can be utilized for one year from the effective date. If the package has not been used within one year time period, any payment received is recorded as a contract liability in the consolidated balance sheets.

Revenue is recognised at a point in time when the respective services are rendered or a contract lability has been fulfilled. For certain aesthetic medical services package issued in 2023 and 2024, revenue is recognised over time according to the proportion of the services performed as compared to the total services offered.

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

2.23Interest income

Interest income is recognised using the effective interest method.

2Material accounting policies (Continued)

2.24Leases

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

2.25Compound financial instruments

Compound financial instruments of the Group is convertible note.

2Material accounting policies (Continued)

2.25Compound financial instruments (Continued)

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

For the convertible note issued in 2020, it is redeemable at the option of the Company and the holder. This instrument can be converted into American Depository Receipts of the Company as set out in Note 25.

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

The Company also entered into a Warrant Agreement with ADV, under which the Company was required to pay US$2.7 million to ADV to settle the financial liability under the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Company, the Founders on September 15, 2020) term in the Convertible Note Purchase Agreement. ADV agreed to postpone the Company’s cash payment date of US$2.7 million to December 2024 or, at its discretion, convert such amount at the price of RMB4.67 per ordinary share at any time during this period. ADV did not exercise its warrants, which expired on December 15, 2024, to convert the US$2.7 million Exit Payment into the Company’s ordinary shares. The repayment of US$2.7 million from the Company to ADV is contingent upon further notice from ADV.

2.26Dividend distribution

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, the Group’s post-tax results would increase or decrease by RMB4,000 (2023: RMB2,000).

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

In 2022, 2023 and 2024, the interest rate risk was effectively mitigated through a contractual agreement with banks that secured a fixed interest rate.

3Financial risk management (Continued)

3.1Financial risk factors (Continued)

(b)	Liquidity risk

The Group is exposed to liquidity risk due to the post-impact of COVID–19 and it had net current liabilities of RMB313,957,000 as at 31 December 2024. As detailed in Note 2.1, the directors of the Company concluded that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the coming twelve months after the issuance of these consolidated financial statements.

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

	Less than	Between 1 and	Between 2 and	After
	1 year	2 years	5 years	5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2022
Borrowings	172,766	24,533	4,577	—	201,876
Convertible note	64,565	—	—	—	64,565
Lease liabilities	34,444	33,832	51,865	30,902	151,043
Trade payables	46,752	—	—	—	46,752
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	17,001	—	—	—	17,001
	335,528	58,365	56,442	30,902	481,237

At 31 December 2023
Borrowings	78,886	18,112	14,670	—	111,668
Convertible note	19,506	—	—	—	19,506
Lease liabilities	38,670	32,852	40,012	20,534	132,068
Trade payables	42,402	—	—	—	42,402
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	14,428	—	—	—	14,428
	193,892	50,964	54,682	20,534	320,072

At 31 December 2024
Borrowings	72,215	9,571	4,152	—	85,938
Lease liabilities	34,148	19,799	38,683	8,360	100,990
Trade payables	48,373	—	—	—	48,373
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	23,336	—	—	—	23,336
	178,072	29,370	42,835	8,360	258,637

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

The gearing ratios at 31 December 2023 and 2024 were as follows:

	2023	2024
	RMB’000	RMB’000
Total borrowings	105,343	85,938
Add: Convertible note (Note 25)	19,506	—
Less: Cash and cash equivalents (Note 18)	(62,336)	(42,836)
Restricted cash (Note 18)	—	(1,012)
Net debt	62,513	42,090
Total equity	33,629	9,346
Total capital	96,142	51,436
Gearing ratio	64.26%	81.83%

3.3Fair value estimation

The table below analyses financial instruments carried at fair value as at 31 December 2023 and 2024 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels with a fair value hierarchy as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

3Financial risk management (Continued)

3.3Fair value estimation (Continued)

The following table presents the Group’s financial assets and liabilities that are measured at fair value as at 31 December 2024.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2024
Assets
Investment properties (Note 14)	—	—	35,058	35,058
	—	—	35,058	35,058

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

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments.
●	Other techniques, such as discounted cash flow analysis including dividend growth model, are used to determine fair value for the remaining financial instruments.

There were no significant transfers of financial assets between level 1, level 2 and level 3 fair value hierarchy classifications.

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2023:

	Convertible note
	(Note 25)	Total
	RMB’000	RMB’000
Opening balance	64,565	64,565
Converted into shares	(45,175)	(45,175)
Change in fair value	116	116
Closing balance	19,506	19,506

The following table presents the changes in level 3 liability instrument for the year ended 31 December 2024:

	Convertible note
	(Note 25)	Total
	RMB’000	RMB’000
Opening balance	19,506	19,506
Converted into other payables	(19,506)	(19,506)
Closing balance	—	—

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

(a)	Goodwill and propety, plant and equipment impairment assessment

The Group tests annually whether goodwill and propery, plant and equipment have suffered any impairment, in accordance with the accounting policy stated in Note 2.8(a) and Note 2.9. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There is a number of assumptions and estimates involved in the preparation of cash flow projections for the periods covered by the approved budgets. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved.

Management prepares the financial budgets reflecting actual and prior year performance and market development expectations.

(b)	Purchase price allocation

The application of business combination accounting requires the use of significant estimates and assumptions. The purchase method of accounting for business combinations requires the Group to estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are depreciated and amortised from goodwill. This exercise requires the use of management’s assumptions, which would not reflect unanticipated events and circumstances that may occur. In 2024, there were no new mergers or acquisitions; therefore, this accounting method was not utilized.

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

The Group has RMB315,079,000 (2023: RMB385,070,000) of tax losses carried forward. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The Group has considered the future utilization of accumulated tax losses by performing cash flow forecasts. On this basis, the Group has determined that deferred tax assets of RMB53,560,000 (2023: RMB76,938,000) was recognised for the tax losses carried forward.

5Revenue

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Non-surgical aesthetic medical services	482,285	474,874	557,836
Surgical aesthetic medical services	132,628	143,057	125,369
General healthcare services and other aesthetic medical services	55,178	64,656	72,466
	670,091	682,587	755,671

6Expenses by nature

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 7)	234,142	221,971	238,580
Advertising and marketing expenses	132,202	164,236	162,267
Cost of inventories and consumables	160,152	204,881	234,487
Operating lease rental expenses	12,822	9,374	9,965
Amortisation and depreciation	61,485	65,897	65,964
Utilities and office expenses	39,085	38,329	30,961
Travelling and entertainment expenses	7,009	8,451	5,293
Bank charges	4,035	4,890	4,881
Loss on disposal of property, plant and equipment	20,465	—	—
Legal and professional fees	14,743	11,355	5,314
Other expenses	5,218	2,015	2,001
	691,358	731,399	759,713

7Employee benefit expenses

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Wages and salaries	183,193	198,988	218,098
Share-based compensation expenses	27,528	7,514	—
Expire of convertible note	—	—	1,817
Pension costs - defined contribution plans	15,651	10,616	14,657
Other staff welfare expenses	7,770	4,853	4,008
	234,142	221,971	238,580

8Finance income and costs

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Finance costs
Interest expense on bank borrowings	(579)	(4,105)	(948)
Interest expense on other borrowings	(12,375)	(4,511)	(2,986)
Interest expense on lease liabilities	(8,681)	(5,858)	(4,783)
	(21,635)	(14,474)	(8,717)
Finance income
Interest income on short-term bank deposits	155	78	404
Finance costs – net	(21,480)	(14,396)	(8,313)

9Other gains/(losses) net

The Company recognised other losses, net of RMB1.1 million in 2024 and other gains, net of RMB8.4 million in 2023. The other losses in 2024 were mainly due to the non-recovery of other receivables.

10Income tax (credit)/expense

PRC corporate income tax have been provided for subsidiaries established and operating in Mainland China at the rate of 25% (2022 and 2023: 25%) on the estimated assessable profit for the year.

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Current tax
PRC enterprise income tax	3,308	1,000	355
Deferred tax
PRC enterprise income tax previous years	—	(5,890)	—
Origination and reversal of temporary differences (Note 21)	(21,375)	(10,246)	23,371
Income tax (credit)/expense	(18,067)	(15,136)	23,726

The taxation on the Group’s loss before income tax differs from the theoretical amount that would arise using the taxation rate of PRC, the principal place of the Group’s operations, as follows:

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Loss before income tax	(94,173)	(55,058)	(1,347)
Calculated at a taxation rate of 25%	(23,543)	(13,765)	(336)
Expenses not tax deductible	7,223	4,121	4,686
Utilisation of previously unrecognised tax losses	—	—	(4,580)
Reversal of deferred income tax	—	—	30,085
Tax losses not recognized	5,531	1,124	(6,131)
Difference in overseas tax rates	(400)	(364)	2
Over‑provision in respect of prior years	(6,878)	(6,252)	—
Income tax expense/(credit)	(18,067)	(15,136)	23,726

10Income tax expense (Continued)

(a)	Cayman Islands Income Tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)	Hong Kong Profits Tax

Hong Kong profits tax rate has been provided at the rate of 16.5% on the estimated assessable profit for each of the years ended 31 December 2022,2023 and 2024.

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

(e)British Virgin Islands

Dragon Jade Holdings Limited was incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries. Under the current laws of the British Virgin Islands, the BVI company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the company to its shareholders, no BVI withholding tax will be imposed.

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

For the year ended 31 December 2022, 2023 and 2024, the Company has two categories of dilutive securities: Convertible Note and share option. These dilutive securities are assumed to have been converted into ordinary shares, and the net losses for the year is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

11Loss per share (Continued)

(b)	Diluted Loss per share (Continued)

The following table sets forth the computation of basic and diluted loss per share:

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Numerator:
Loss attributable to owners of the Company – basic	(76,247)	(37,432)	(19,945)
Loss attributable to owners of the Company – diluted	(76,247)	(37,432)	(19,945)
Shares (denominator):
Weighted average number of shares – basic	81,911,577	131,658,595	143,504,373
Weighted average number of shares – diluted	81,911,577	131,658,595	143,504,373
Loss per share – basic (RMB)	(0.93)	(0.28)	(0.14)
Loss per share – diluted (RMB) (Note i)	(0.93)	(0.28)	(0.14)

Note i

As the Group incurred losses for the years ended 31 December 2023 and 2024, share option and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value are not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the year ended 31 December 2023 and 2024.

12Property, plant and equipment

				Office equipment,
			Machinery	furniture fixtures
		Leasehold	and	and motor	Right of use
	Buildings	improvements	equipment	vehicles	assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2023
Opening net book amount	36,935	93,383	61,535	5,036	123,927	320,816
Additions	1,539	15,270	20,428	3,455	14,552	55,244
Disposal	—	—	(3,881)	(251)	(184)	(4,316)
Disposal of subsidiaries (Note 28)	—	(417)	(1,699)	(86)	—	(2,202)
Depreciation charges	(1,983)	(22,001)	(16,269)	(1,644)	(23,426)	(65,323)
Closing net book amount	36,491	86,235	60,114	6,510	114,869	304,219

Year ended 31 December 2023
At 31 December 2023
Cost	38,560	304,053	127,559	26,772	223,076	720,021
Accumulated depreciation and impairment	(2,069)	(217,818)	(67,445)	(20,262)	(108,207)	(415,802)
Net book amount	36,491	86,235	60,114	6,510	114,869	304,219

At 31 December 2024
Opening net book amount	36,491	86,235	60,114	6,510	114,869	304,219
Additions	—	7,516	7,388	1,769	16,103	32,776
Disposal	—	—	(2,898)	(231)	(2,294)	(5,423)
Depreciation charges	(1,983)	(16,395)	(10,277)	(1,593)	(35,089)	(65,337)
Closing net book amount	34,508	77,356	54,327	6,455	93,589	266,235

Year ended 31 December 2024
At 31 December 2024
Cost	38,560	311,569	126,340	25,746	233,280	735,495
Accumulated depreciation and impairment	(4,052)	(234,213)	(72,013)	(19,291)	(139,691)	(469,260)
Net book amount	34,508	77,356	54,327	6,455	93,589	266,235

As at 31 December 2023 and 2024, property, plant and equipment with net book value amounting to approximately RMB34,965,000 and RMB10,228,000 respectively, were pledged as security for the bank and other borrowings.

13Lease

(a)	Amounts recognised in the consolidated balance sheets:

Right-of-use assets are classified as property, plant and equipment (Note 12).

	As at	As at	As at
	31 December	31 December	31 December
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Lease liabilities
Current	27,352	35,465	32,251
Non-current	99,304	84,236	61,115
	126,656	119,701	93,366

(b)	Amounts recognised in the consolidated statements of comprehensive income:

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Interest expense (included in finance costs) (Note 8)	8,681	5,858	4,783
Expense relating to short-term leases (included in cost of goods sold and administrative expenses)	12,822	9,374	9,965

The total cash outflows for leases in 2024 was approximately RMB38,842,000 (2023: RMB36,698,000).

14Investment properties

	2023	2024
	RMB’000	RMB’000
Fair value
At 1 January	23,065	22,911
Fair value (loss)/gain of investment properties	(154)	12,147
At 31 December	22,911	35,058

Investment properties represents buildings held in the PRC.

Investment properties with fair value amounting to RMB35,058,000 as of December 31, 2024 were pledged as security for the bank loans at the reporting date.

Amounts recognised in the consolidated income statements for investment properties:

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Rental income	—	240	411

As at 31 December 2024, the fair values of the investment property are based on valuation performed by Dacheng Assessment, an accredited independent valuer. Dacheng Assessment is a specialist in valuing these types of investment properties in China. A valuation model in accordance with that recommended by the International Valuation Standards Committee has been applied.

15Intangible assets

		Computer	Medical
	Goodwill	software	licenses	Tradenames	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended 31 December 2023
Opening net book amount	32,999	921	—	3,350	37,270
Additions	—	215	—	—	215
Disposal of subsidiaries	—	(30)	—	—	(30)
Amortisation	—	(347)	—	(227)	(574)
Closing net book amount	32,999	759	—	3,123	36,881
At 31 December 2023
Cost	54,213	12,809	9,585	5,040	81,647
Accumulated Impairment	(21,214)	(3,954)	—	(719)	(25,887)
Accumulated amortisation	—	(8,096)	(9,585)	(1,198)	(18,879)
Net book amount	32,999	759	—	3,123	36,881

Year ended 31 December 2024
Opening net book amount	32,999	759	—	3,123	36,881
Additions	—	330	—	—	330
Amortisation	—	(345)	—	(282)	(627)
Closing net book amount	32,999	744	—	2,841	36,584
At 31 December 2024
Cost	54,213	13,139	9,585	5,040	81,977
Accumulated Impairment	(21,214)	(3,954)	—	(719)	(25,887)
Accumulated amortisation	—	(8,441)	(9,585)	(1,480)	(19,506)
Net book amount	32,999	744	—	2,841	36,584

Note:	Goodwill of RMB32,999,000 in 2023 and 2024. The subsidiaries are principally engaged in the provision of non-surgical aesthetic treatments and surgical aesthetic treatments in the PRC.

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

During the year ended 31 December 2022, 2023 and 2024, the Company has not recognized any impairment to property, plant and equipment and intangible assets.

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

	2023	2024
Annual compound revenue growth rate	6.0% ~ 10.0%	6.0% ~ 20.0%
Annual gross profit ratio	47.0% ~ 62.0%	26.0% ~ 57.0%
Discount rate	5.7%	4.34%

Management considers that because of their experience and expertise knowledge in the aesthetic medical treatment business in the PRC, a cash flow period of five years is reasonable.

Management determined budgeted gross margin based on past performance and its expectations of the market development. The average annual revenue growth rate used is consistent with the forecasts of the market from a industry study. The discount rate used is pre-tax and reflects specific risks relating to the entity. The cash flows beyond the five year periods are extrapolated using a 4% (2023: 5%) growth rate.

16Trade and other receivables, deposits and prepayments

	2023	2024
	RMB’000	RMB’000
Trade receivables	9,841	8,793

Other receivables	923	524
Deposits	7,342	6,567
Prepayments	20,450	16,986
Advances to employees	1,086	1,006
	29,801	25,083
Less: Non-current portion
Prepayments and deposits	(8,146)	(6,704)
Current portion	21,655	18,379

The carrying amounts of trade and other receivables, deposits and prepayments are denominated in RMB and approximate their fair values.

Trade receivables are all aged within 30 days and no bad debts accrued.

17Inventories

	2023	2024
	RMB’000	RMB’000
Pharmaceuticals	789	592
Medical consumables	14,792	14,315
	15,581	14,907

The cost of inventories recognised as expense and included in cost of inventories and consumables amounted to RMB234,487,000 (2023: RMB204,881,000).

18Restricted cash and cash and cash equivalents

	2023	2024
	RMB’000	RMB’000
Restricted cash	—	1,012

	2023	2024
	RMB’000	RMB’000
Cash and cash equivalents
Cash at banks	62,320	42,829
Cash on hand	16	7
Total	62,336	42,836

The analysis of bank and cash balances for the purpose of the consolidated statement of cash flows is as follows:

	2023	2024
	RMB’000	RMB’000
Cash and cash equivalents	62,336	42,836

The carrying amounts of the Group’s restricted bank deposit and cash and cash equivalents are denominated in the following currencies:

	2023	2024
	RMB’000	RMB’000
RMB	62,278	42,738
US dollars	47	98
Hong Kong dollars	11	—
	62,336	42,836

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

19aShare capital

	Ordinary shares of USD0.001 each
	Number of	Nominal	Nominal
	shares	value	value
		USD’000	RMB’000
Authorised:
As at 1 January 2020, 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022, 31 December 2022, 1 January 2023 and 31 December 2023	1,500,000,000	1,500	10,599
Issued and paid:
As at 31 December 2021 and 1 January 2022	70,838,671	72	469
Issuance of shares to Hawyu (HK) Limited (Note i)	21,413,276	21	144
Issuance of shares under Performance Incentive Plan (Note ii)	1,927,793	2	13
As at 31 December 2022*	94,179,740	95	626
Issuance of shares to MY Universe (HK) Limited (Note iii)	36,402,570	36	250
Issuance of shares to Peak Asia Investment Holdings V Limited (Note iv)	12,088,808	12	88
Issuance of shares to Seefar Global Holdings Limited (Note v)	1,956,516	2	14
As at 31 December 2023**	144,627,634	145	978
Issuance of shares to Seefar Global Holdings Limited (Note vi)	2,698,870	3	20
As at 31 December 2024**	147,326,504	148	998

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

Note iii:

Reference is made to the 6-K report of the Company filed with the SEC on February 16, 2023. Further to its press release on July 20, 2022, the Company has closed its previously announced private placement offering through the issuance and allotment of 36,402,570 new ordinary shares of the Company (the “Subscription Shares”) to MY Universe (HK) Limited as designated by Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) at a price of RMB4.67 per Subscription Share for the aggregate gross proceeds of RMB170 million.

19aShare capital (Continued)

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

Note vi:

Further to the Company’s Previous Disclosure mentioned in Note iv, Seefar Global Holdings Limited exercised its warrants, converting them into 2,698,870 ordinary shares of the Company on December 13, 2024.

* The treasury shares as of December 31, 2022 were 135,000 ordinary shares, represented by 45,000 ADSs repurchased in 2020 pursuant to the Company’s repurchase program in October 2020.

** The treasury shares as of December 31, 2023 and 2024 were 1,263,750 ordinary shares, including 135,000 ordinary shares represented by 45,000 ADSs repurchased in 2020 pursuant to the Company’s repurchase program in October 2020, and 1,128,750 ordinary shares held by Shengli Family Limited, which have not been granted to any employee but are reserved for the purpose of incentive shares.

19bTreasury Shares

	Number of
	shares	RMB’000
As at 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022, 31 December 2022, 1 January 2023, 31 December 2023, 1 January 2024 (Note i)	135,000	2,023
Options outstanding under the Share Incentive Plan	1,128,750	—
As at 31 December 2024	1,263,750	2,023

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

20Other reserves

				Share‑based
	Capital	Merger	Statutory	compensation	Other
	reserve	reserve	reserve	reserve	reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)
At 1 January 2023	796,932	(10,000)	42,777	257,692	(58,891)	1,028,510
Translation of foreign operations	—	—	—	—	(790)	(790)
Revaluation of investment properties	—	—	—	—	(1,498)	(1,498)
Disposal of subsidiary	—	—	(5)	—	—	(5)
Share-based payment reserve	—	—	—	7,500	—	7,500
Addition of paid-in capital	170,001	—	—	—	—	170,001
Convertible note convert into shares	24,417	—	—	—	—	24,417
At 31 December 2023	991,350	(10,000)	42,772	265,192	(61,179)	1,228,135

At 31 December 2023 and 1 January 2024	991,350	(10,000)	42,772	265,192	(61,179)	1,228,135
Translation of foreign operations	—	—	—	—	(302)	(302)
Expire of convertible note	—	—	—	1,797	—	1,797
At 31 December 2024	991,350	(10,000)	42,772	266,989	(61,481)	1,229,630

(a)	Capital reserve

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

(d)Share-based compensation reserve

For the year ended 31 December 2022, share-based compensation expenses amounting to RMB27,515,000 was charged to share-based compensation reserve (Note 30), which was attributable to share options which were granted to certain consultants and employees of the Group in previous years.

For the year ended 31 December 2023, share-based compensation expenses amounting to RMB4,226,000 was charged to share-based compensation reserve (Note 30).

(e)Other reserve

Other reserve mainly represents the currency translation differences and loss on the conversion of property, plant and equipment to investment properties.

21Deferred income tax assets/(liabilities)

	2023	2024
	RMB’000	RMB’000
The deferred tax assets comprise attributable to:
- Tax losses	76,572	53,265
- Other temporary differences	366	295
	76,938	53,560
The deferred tax liabilities comprise temporary differences attributable to:
- Others	(9)	—
	(9)	—

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheets are as follows:

	2023	2024
	RMB’000	RMB’000
Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	76,938	53,560
	76,938	53,560
Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	(9)	—

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same taxation jurisdiction is as follows:

The gross movement on deferred income tax accounts is as follows:

	2023	2024
	RMB’000	RMB’000
At 1 January	61,163	76,929
Disposal of subsidiaries (Note 28)	(6)	—
Credited to consolidated statement of comprehensive income	16,136	(23,371)
Translation adjustment	(364)	2
At 31 December	76,929	53,560

Deferred income tax assets

	Tax losses	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2023	60,002	1,161	61,163
Disposal of subsidiaries (Note 28)	(6)	—	(6)
Credited to consolidated statement of comprehensive income	16,940	(795)	16,145
Translation adjustment	(364)	—	(364)
At 31 December 2023 and 1 January 2024	76,572	366	76,938
Disposal of subsidiaries (Note 28)
Credited to consolidated statement of comprehensive income	(23,309)	(71)	(23,380)
Translation adjustment	2	—	2
At 31 December 2024	53,265	295	53,560

21Deferred income tax assets/(liabilities) (Continued)

Deferred income tax liabilities

	Medical licenses
	and tradenames	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2023	—	—	—
Credited to consolidated statement of comprehensive income	(9)	—	(9)
At 31 December 2023 and 1 January 2024	(9)	—	(9)
Credited to consolidated statement of comprehensive income	9	—	9
At 31 December 2024	—	—	—

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has unrecognised tax losses as at 31 December 2024 of RMB53,265,000 (2023: RMB78,783,000) which can be carried forward against future taxable income and their expiry dates are as follows:

	2023	2024
	RMB’000	RMB’000
Tax loss expiring within 5 years	78,783	53,265

22Borrowings

	2023	2024
	RMB’000	RMB’000
Non‑current
Bank borrowings
- secured	15,610	—

Other borrowings
- secured	15,800	13,723
	31,410	13,723
Current
Bank borrowings
- secured	42,196	61,781

Other borrowings
- secured	31,737	10,434
	73,933	72,215
	105,343	85,938

The carrying amounts of borrowings approximate their fair values and are denominated in RMB. The effective interest rates on the borrowings from banks was 5.11% as at 31 December 2024.

Bank borrowings are secured by the following:

(i)	property, plant and equipment and investment properties of the Group (Note 12 and Note 14);
(ii)	personal properties provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 33(d));
(iii)	personal guarantee provided by Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting, Mr Zhou Xichun (Note 33(d)); and
(iv)	corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 33(d)).
(v)	personal guarantee provided by Ms. Wu Binhua (Note 33(d)).

Other borrowings are secured by the following:

(i)	property, plant and equipment of the Group (Note 12).

23Trade payable, accruals, other payables and provisions

	2023	2024
	RMB’000	RMB’000
Trade payables	42,402	48,373
Accrued employee benefits	16,521	18,385
Accrued operating expenses	5,619	14,829
Accrued professional service fees	6,708	6,249
Deposits received	689	376
Duty and tax payable other than corporate income tax	4,784	1,050
Other payables to suppliers of plant and equipment	158	208
Others	396	2,050
	77,277	91,520

The carrying amounts of trade and other payables are denominated in RMB. The carrying amounts approximate their fair values due to their short-term maturities.

24Contract liabilities

	2023	2024
	RMB’000	RMB’000
Advance receipt for treatment packages	193,042	193,931

As at end of 31 December 2024, the contract liabilities are aged within one year from the date when the sales contracts in respect of treatment packages were entered into.

25Convertible note

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

25Convertible note (Continued)

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

According to the agreement, convertible note converted into $2,700,000 of other payables in 2024.

The movement of the convertible note is set out as below:

RMB’000

For the year ended 31 December 2023
At 1 January 2023	64,565
Converted into shares	(45,175)
Change in fair value	116

At 31 December 2023	19,506

Fair value changes for the year included in consolidated statement of comprehensive loss for liabilities held at the year end	116

For the year ended 31 December 2024
At 1 January 2024	19,506
Converted into other payables	(19,506)

At 31 December 2024	—

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

26Cash generated from operations

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Loss before income tax	(94,173)	(55,058)	(1,347)
Adjustments for:
Finance income	(155)	(78)	(404)
Finance costs	21,635	14,474	8,717
Amortisation of intangible assets (Note 15)	395	574	627
Depreciation of property, plant and equipment (Note 12)	61,091	65,323	65,337
Loss on disposal of property, plant and equipment	20,465	1,981	4,060
Loss on disposal of intangible assets	3	—	—
Fair value loss of investment properties	—	154	(12,147)
Fair value loss of convertible note	26,506	116	—
Convertible note convert into shares	—	(20,420)	—
Share-based payment	27,528	7,514	—
Expire of convertible note	—	—	1,817
Loss on disposal of associates	2,920	220	—
Loss on disposal of subsidiaries (Note 28)	11,329	4,860	—
Loss on liquidation of subsidiaries	—	373	—
Loss on ceased operation of subsidiaries	—	813	2,106
	77,544	20,846	68,766
Changes in working capital:
- Inventories	(294)	12,272	674
- Trade receivables	1,302	(3,966)	1,115
- Other receivables, deposits and prepayments	1,718	3,088	(1,251)
- Restricted bank balances	—	—	(1,012)
- Trade payables	16,394	28,019	5,971
- Accruals, other payables and provisions	(104,435)	(9,283)	5,040
- Contract liabilities	(66,728)	23,330	889
Cash flow from operating activities	(74,499)	74,306	80,192

This section sets out an analysis of net debt and the movements in net debt for the years:

	Liabilities from financing activities
			Lease	Lease
	Borrowing	Borrowing	liabilities	liabilities
	due within	due after	due within	due after
	1 year	1 year	1 year	1 year	Total
Net debt	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2022	(156,208)	(77,607)	(28,278)	(105,754)	(367,847)
Cash flows	(16,558)	48,497	926	6,450	39,315
As at 31 December 2022	(172,766)	(29,110)	(27,352)	(99,304)	(328,532)
As at 1 January 2023	(172,766)	(29,110)	(27,352)	(99,304)	(328,532)
Cash flows	98,833	(2,300)	(11,318)	5,906	91,121
As at 31 December 2023	(73,933)	(31,410)	(38,670)	(93,398)	(237,411)
As at 1 January 2024	(73,933)	(31,410)	(38,670)	(93,398)	(237,411)
Cash flows	1,718	17,687	4,522	26,556	50,483
As at 31 December 2024	(72,215)	(13,723)	(34,148)	(66,842)	(186,928)

27Business combination

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

28Disposals of subsidiaries

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

28Disposals of subsidiaries (Continued)

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

28Disposals of subsidiaries (Continued)

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

28Disposals of subsidiaries (Continued)

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

(f)Shanghai Pengai Medical Technology Co., Ltd.

In June 2024, Shanghai Pengai Medical Technology Co., Ltd. has been dissolved. Details of the net assets of Shanghai Pengai Medical Technology Co., Ltd. and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Deferred income tax assets	65
Trade and other receivables	3,583
Cash and cash equivalents	1
Trade payables and other payables	(1,543)
Net assets of subsidiary	2,106
Loss on disposal of subsidiary	(2,106)
Cash consideration	—

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the subsidiary is as follows:

2023
RMB’000
Cash received	—
Cash and cash equivalents disposed of	(1)
Net cash outflow in respect of disposal	(1)

29Transactions with non-controlling interests

During the year ended 31 December 2022, 2023 and 2024, the Group completed the following transactions with non-controlling interests and the impact is as below:

		Debit to	Total net
	(Debit)/credit	non-controlling	(debit)/credit to
	to other reserve	interests	Equity
	RMB’000	RMB’000	RMB’000
For the year ended 31 December 2022
Acquisition of additional interests in a subsidiary:
- Shenzhen Pengai Xiuqi (Note a)	(224)	(526)	(750)
- Guangzhou Pengai (Note b)	2,054	(4,814)	(2,760)
- Guangzhou Pengai Xiuqi (Note c)	86	(86)	—
- Yantai Pengai (Note d)	288	(588)	(300)
	2,204	(6,014)	(3,810)

(a)	Acquisition of interest in Shenzhen Pengai Xiuqi

2022
RMB’000
Carrying amount of non-controlling interests acquired	224
Consideration paid to non-controlling interests	(750)
Excess of consideration paid to non-controlling interest recognised within equity	(526)

On 30 May 2022, the Group purchased an additional 5% equity interest of Shenzhen Pengai Xiuqi at consideration of RMB750,000, which resulted in an increase in the Group’s equity interest in Shenzhen Pengai Xiuqi of 5%.

(b)	Acquisition of interest in Guangzhou Pengai

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

(c)	Acquisition of interest in Guangzhou Pengai Xiuqi

2022
RMB’000
Carrying amount of non-controlling interests acquired	(86)
Consideration paid to non-controlling interests	—
Excess of consideration paid to non-controlling interest recognised within equity	(86)

On 20 June 2022, the Group’s a equity interest in Guangzhou Peng Ai Xiuqi changed from 55% to 70%, because of the increase in the Group’s equity interest in Guangzhou Pengai of 20%.

29Transactions with non-controlling interests (Continued)

(d)	Acquisition of interest in Yantai Pengai

2022
RMB’000

Carrying amount of non-controlling interests acquired	(288)
Consideration paid to non-controlling interests	(300)
Excess of consideration paid to non-controlling interest recognised within equity	(588)

On 12 July 2022, the Group purchased an additional 1% equity interest of Yantai Pengai at consideration of RMB2,760,000, which resulted in an increase in the Group’s equity interest in Yantai Pengai of 1%.

30Share based compensation

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

30Share based compensation (Continued)

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

The fair value of share options were valued at grant date using Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Risk free interest rate	2.2%
Expected dividend yield	0
Expected volatility	57.87%
Exercise multiples	2.2
Contractual life	10

Share options outstanding as of 31 December 2024 have the following expiry date and exercise prices:

Share options as of
Grant date	Expiry date	Exercise price	31 December 2024

1 June 2019	31 May 2029	US$0.001	—
Weighted average remaining contractual life of options outstanding at end of period:			Not applicable

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

Seefar Global Holdings Limited exercised its warrants on August 18, 2023 and December 13, 2024, converting them into 1,956,516 and 2,698,870 ordinary shares of the Company, respectively.

The share-based compensation expenses of approximately RMB7,514,000 has been charged to the consolidated statements of comprehensive income in 2023 and nil in 2024.

31Summarised financial information of subsidiaries with material non-controlling interests

Set out below is the summarised financial information for each subsidiary that has non-controlling interests that are material to the Group.

As at 31 December 2022, 2023 and 2024, the non-controlling interests attributable to these entities accounted for 40%, 40% and 40% of the total non-controlling interests for the respective year end.

Summarised balance sheets

	Huizhou Pengai			Shanghai Pengai
	2022	2023	2024	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	23,004	33,060	21,781	14,761	20,587	24,301
- Liabilities	(17,145)	(23,017)	(23,699)	(50,260)	(56,395)	(80,348)
Total current net assets/(liabilities)	5,859	10,043	(1,918)	(35,499)	(35,808)	(56,047)
Non‑current
- Assets	5,466	8,958	13,333	41,102	46,180	40,940
- Liabilities	(3,495)	(9,167)	—	(29,174)	(39,215)	(22,558)
Total non‑current net assets	1,971	(209)	13,333	11,928	6,965	18,382
Net assets/(liabilities)	7,830	9,834	11,415	(23,571)	(28,843)	(37,665)

	Xiuqi Pengai			Haikou Pengai
	2022	2023	2024	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	8,773	19,509	18,096	4,510	5,339	2,638
- Liabilities	(32,844)	(46,968)	(42,734)	(22,396)	(25,022)	(25,581)
Total current net liabilities	(24,071)	(27,459)	(24,638)	(17,886)	(19,683)	(22,943)
Non‑current
- Assets	30,261	36,573	30,987	15,295	12,256	6,751
- Liabilities	—	(4,631)	(2,031)	(5,450)	(4,640)	(3,562)
Total non‑current net assets	30,261	31,942	28,956	9,845	7,616	3,189
Net assets/(liabilities)	6,190	4,483	4,318	(8,041)	(12,067)	(19,754)

31Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Yantai Pengai
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Current
- Assets	2,909	3,441	2,280
- Liabilities	(25,394)	(31,624)	(28,907)
Total current net liabilities	(22,485)	(28,183)	(26,627)
Non-current
- Assets	28,832	29,119	18,899
- Liabilities	(16,778)	(17,088)	(10,060)
Total non-current net assets	12,054	12,031	8,839
Net assets/(liabilities)	(10,431)	(16,152)	(17,788)

Summarised statements of comprehensive income

	Huizhou Pengai			Shanghai Pengai
	2022	2023	2024	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	32,679	36,952	44,802	41,585	44,422	50,287
(Loss)/profit before income tax	4,261	6,252	4,140	(3,213)	(7,031)	(7,409)
Income tax (expense)/credit	1,049	(1,563)	(1,035)	(803)	1,758	(1,412)
(Loss)/profit and total comprehensive (loss)/income for the year	3,212	4,689	3,105	(2,410)	(5,273)	(8,821)
Total comprehensive (loss)/income allocated to non‑controlling interests	1,044	1,524	1,009	(482)	(1,055)	(1,764)
Dividend paid to non‑controlling interests	—	2,685	496	—	—	—

	Xiuqi Pengai			Haikou Pengai
	2022	2023	2024	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	37,106	51,431	62,418	30,474	32,421	27,922
(Loss)/Profit before income tax	3,871	(2,776)	1,600	(2,946)	(5,369)	(5,623)
Income tax (expense)/credit	968	1,068	(1,765)	(688)	1,342	(2,064)
(Loss)/Profit and total comprehensive (loss)/income for the year	2,903	(1,708)	(165)	(2,258)	(4,027)	(7,687)
Total comprehensive (loss)/income allocated to non‑controlling interests	174	(102)	(10)	(294)	(523)	(999)

	Yantai Pengai
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Revenue	36,763	28,874	33,688
(Loss)/profit before income tax	2,018	(8,099)	479
Income tax (expense)/credit	505	2,378	(2,115)
(Loss)/profit and total comprehensive income/(loss) for the year	1,513	(5,721)	(1,636)
Total comprehensive (loss)/income allocated to non-controlling interests	166	(286)	(82)

31Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows

	Huizhou Pengai			Shanghai Pengai
	2022	2023	2024	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	(1,905)	(1,127)	19,058	(11,224)	(1,110)	15,096
Income tax paid	(136)	—	(8)	—	—	—
Net cash generated from/(used in) operating activities	(2,041)	(1,127)	19,050	(11,224)	(1,110)	15,096
Net cash used in investing activities	(68)	(2,955)	(5,992)	(20)	(715)	(1,250)
Net cash used in financing activities	2,520	6,344	(13,283)	10,783	2,380	(13,166)
Net (decrease)/increase in cash and cash equivalents	411	2,262	(225)	(461)	555	680
Cash and cash equivalents at beginning of the year	695	1,106	3,368	584	123	678
Cash and cash equivalents at end of the year	1,106	3,368	3,143	123	678	1,358

	Xiuqi Pengai			Haikou Pengai
	2022	2023	2024	2022	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	(81)	(3,492)	8,472	779	1,771	(1,057)
Income tax paid	—	—	—	(50)	(20)	—
Net cash generated from/(used in) operating activities	(81)	(3,492)	8,472	729	1,751	(1,057)
Net cash used in investing activities	(13)	(997)	(569)	(594)	(30)	(549)
Net cash (used in)/generated from financing activities	(505)	8,817	(9,111)	(586)	—	—
Net (decrease)/increase in cash and cash equivalents	(599)	4,328	(1,208)	(451)	1,721	(1,606)
Cash and cash equivalents at beginning of the year	703	104	4,432	976	525	2,246
Cash and cash equivalents at end of the year	104	4,432	3,224	525	2,246	640

31Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Yantai Pengai Jiayan
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	58	1,691	(584)
Income tax paid	—	—	—
Net cash generated from operating activities	58	1,691	(584)
Net cash used in investing activities	(115)	(421)	(494)
Net cash used in financing activities	(163)	—	—
Net increase/ (decrease) in cash and cash equivalents	(220)	1,270	(1,078)
Cash and cash equivalents at beginning of the year	561	341	1,611
Cash and cash equivalents at end of the year	341	1,611	533

32Commitments

(a)	Operating lease commitments

The Group leases premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and a majority of lease agreements are renewable at the end of the lease period at market rate.

From 1 January 2021, the Group has recognised right-of-use assets for these leases, except for short-term as stated in note 2.24 and note 13.

The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2023	2024
	RMB’000	RMB’000
Not later than 1 year	15	13

(b)	Contingencies

Certain subsidiaries of the Company have been named as defendants in two litigations in the PRC. The maximum amount of the damages claimed by the plaintiffs amounted to an aggregate of approximately RMB44,985,000 (2023: RMB25,251,000). The restricted cash of RMB1,012,000 was reserved as at December 31, 2024.

33Related party transactions

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

(a)	Transactions with related parties

	2023	2024
	RMB’000	RMB’000
Depreciation, interest expense and building rental
- A related company	1,567	1,915
Medical Equipment rental and transactions
-A related company	2,910	—

(b)	Balances with related parties

	2023	2024
	RMB’000	RMB’000
Current (Note i)
Amounts due from related parties
Amounts due from related companies	1,500	1,500
Amounts due from non‑controlling interests	656	656
	2,156	2,156

Note i:	Balances due from related parties are unsecured, interest free, repayable on demand and are denominated in RMB. Their carrying values approximate to their fair values.
(c)	Key management compensation

Key management includes directors and senior managements. The compensation paid or payable to key management for employee services is shown below:

	2023	2024
	RMB’000	RMB’000
Basic salaries and bonus	13,545	13,907
Share based compensation	7,514	—
Pension costs - defined contribution plans	273	246
	21,332	14,153

33Related party transactions (Continued)

(d)	Personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao, Mr. Zhou Xichun and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	2023	2024
	RMB’000	RMB’000
Bank borrowings of the Group secured by personal guarantees from Ms. Wu Binhua	41,746	61,781
Bank borrowings of the Group secured by personal properties from Dr. Zhou Pengwu and Ms. Ding Wenting	16,060	—

34Particulars of the subsidiaries

The following is a list of the principal subsidiaries at 31 December 2023 and 2024:

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2023	2024
Directly hold:
Dragon Jade Holdings Limited	British Virgin Islands (The “BVI”)	Registered capital of 1 share without par value	Investment holding and provision of management services	100%	100%
(龍翠控股有限公司)
Indirectly hold:
Peng Oi Investment (Hong Kong) Holdings Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%
(鵬愛投資(香港)集團有限公司)
Peng Yida Business Consulting (Shenzhen) Co., Ltd.	The PRC	Registered capital of Hong Kong dollar 500,000,000	Investment holding and provision of management services	100%	100%
(鵬意達商務諮詢(深圳)有限公司)
Shenzhen Pengai Hospital Investment Management Co., Ltd.	The PRC	Registered capital of RMB500,000,000	Investment holding and provision of management services	100%	100%
(深圳鵬愛醫院投資管理有限公司)
Shenzhen Pengcheng Hospital Co., Ltd.	The PRC	Registered capital of RMB85,000,000	Provision of aesthetic medical services and general healthcare services	100%	100%
(深圳鵬程醫院有限公司)
Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB130,000,000	Provision of aesthetic medical services	100%	100%
(深圳鵬愛醫療美容醫院有限公司)
Haikou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	87%	87%
(海口鵬愛醫療美容醫院有限公司)
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	67.5%	67.5%
(惠州鵬愛醫療美容醫院有限公司)
Shanghai Pengai Medical Technology Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of medical aesthetic technical consulting and management services	100%	—%
(上海鵬愛醫療科技有限公司)

Shengli Aesthetic Technology Investment,Hong Kong Company Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	—%

Aih Investment Management Corp.	U.S.A	Registered capital of 1,000,000 shares with a par of USD 0.01 per share	Investment holding and provision of management services	100%	100%

34Particulars of the subsidiaries (Continued)

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2023	2024
Indirectly hold (Continued):
Shenzhen Pengai Culture Broadcast Co., Ltd. (深圳鵬愛文化傳播有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of cultural, artistic activities, corporate image, exhibition planning and advertising service	100%	100%

Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd. (上海鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	80%	80%

Newa Medical Aesthetics Limited	Hong Kong	1,000,000 ordinary shares	Provision of aesthetic medical services	100%	100%

Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (廣州鵬愛醫療美容醫院有限公司)	The PRC	Registered capital of RMB18,800,000	Provision of aesthetic medical services	96%	96%

Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co. Ltd. (深圳鵬愛秀琪醫療美容醫院有限公司)	The PRC	Registered capital of RMB12,000,000	Provision of aesthetic medical services	94%	94%

Shanghai Pengai Jiahong (formerly known as Shanghai Mingyue Yueji) Aesthetic Medical Outpatient Department Co., Ltd. (上海鵬愛嘉泓医疗美容门诊部有限公司)	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	64%	64%

Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd. (廣州鵬愛秀琪醫療美容門診部有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of aesthetic medical services	73%	73%

Beijing Aomei Yixin Investment Consultant Co., Ltd. (北京澳美醫信投資顧問有限公司)	The PRC	Registered capital of RMB500,000	Investment holding and provision of management services	95%	95%

Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai (formerly known as Beijing Haiyue Xingguang) Aesthetic Medical Clinic (北京澳美醫信投資顧問有限公司鵬愛醫療美容診所)	The PRC	—	Provision of aesthetic medical services	95%	95%

Yantai Pengai Cosmetic Surgery Hospital Co., Ltd. (煙台鵬愛美容整形醫院有限公司)	The PRC	Registered capital of RMB10,000,000	Provision of aesthetic medical services	95%	95%

Shenzhen Ruimei Enterprise Management Co., Ltd. (深圳市睿美企業管理有限公司)	The PRC	Registered capital of RMB100,000	Investment holding and provision of management services	100%	100%

35Additional information: condensed financial statements of the Company

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

As of December 31, 2023 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

35Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

	2023	2024
	RMB’000	RMB’000
ASSETS
Non‑current assets
Investments in subsidiaries and due from subsidiaries	—	—
Current assets
Other receivables, deposits and prepayments	—	—
Cash and cash equivalents	52	99
	52	99
Total assets	52	99
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital and treasury shares	(1,134)	(1,025)
Other reserves	(26,649)	(18,722)
Total equity	(27,783)	(19,747)
LIABILITIES
Non‑current liabilities
Convertible note	—	—
	—	—
Current liabilities
Accruals, other payables and provisions	8,329	19,846
Convertible note	19,506	—
	27,835	19,846
Total liabilities	27,835	19,846
Total equity and liabilities	52	99

35Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income of the parent company

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Loss from subsidiaries	(30,294)	(26,521)	(18,663)
Selling expenses	—	—	—
General and administrative expenses	(34,575)	(14,089)	3,338
Finance income	5,269	—	2,343
Finance costs	—	(528)	—
Other loss, net	(7)	20,420	—
Fair value loss of convertible note	(26,506)	(116)	—
Loss before income tax	(86,113)	(20,834)	(12,982)
Income tax expense	—	—	—
Loss for the year	(86,113)	(20,834)	(12,982)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(665)	(791)	(302)
Total other comprehensive income/(loss) for the year, net of tax	(665)	(791)	(302)
Total comprehensive loss for the year	(86,778)	(21,625)	(13,284)

Condensed statements of cash flows of the parent company

	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(88,987)	(170,915)	(1,987)
Net cash used in investing activities	—	—	—
Net cash generated from financing activities	94,153	170,883	2,034
Net increase/(decrease) in cash and cash equivalents	(5,166)	(32)	47
Cash and cash equivalents at beginning of the year	5,250	84	52
Cash and cash equivalents at end of the year	84	52	99

36Subsequent events

The company has a property with a net book value of RMB16,297,000 that was sold for $1,653,000 in March 2025.