Form 20-F
period 2025-12-31
Aesthetic Medical International Holdings Group Ltd
filed 2026-04-23
CIK 1757143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Wu Guanhua, Chief Financial Officer

E-mail: toby@pengai.com.cn

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

Telephone: +86 (755) 2665 0533

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)
American depositary shares, each representing three ordinary shares Ordinary shares, par value US$0.001 per share*	PAIYY

*	Not for trading, but only in connection with the listing of the American depositary shares on the OTC Market.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 147,326,504 ordinary shares issued and outstanding.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADSs” refers to our American depositary shares, each of which represents three of our ordinary shares;

●	“ADV” refers to Peak Asia Investment Holdings V Limited and/or its affiliates as the case may be;

●	“AIH” refers to Aesthetic Medical International Holdings Group Limited, a Cayman Islands exempted company; and we” “us” “our company” “the Company” “the Group” and “our” are to Aesthetic Medical International Holdings Group Limited and its subsidiaries, and in the context of describing our consolidated financial information;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan, unless when refer to specific laws and regulations adopted by Mainland China; and “Mainland China” are to the People’s Republic of China excluding Hong Kong, Macau and Taiwan;

●	“Contractual Arrangements” refers to a series of contractual arrangements entered into by us with Mr. Zhou Qiuming, Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd., the Relevant Subsidiaries, Ms. Ma Xiuhua and Ms. Ding Wenting from 2018 to 2025 with respect to the Target Equity Interests, as detailed in “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests”;

●	“Founder” or “Founders” refers to Dr. Zhou Pengwu or/and Ms. Ding Wenting or/and their affiliates as the case may be.

●	“Hawyu” refers to Hawyu (HK) Limited and/or its affiliates as the case may be;

●	“Jiechuang” refers to Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) and/or its affiliates as the case may be;

●	“Lafang” refers to Lafang China Co., Ltd. and/or its affiliates as the case may be;

●	“MY Universe” refers to MY Universe (HK) Limited and/or its affiliates as the case may be;

●	“Wanda” refers to Australia Wanda International Company Limited and/or its affiliates as the case may be;

●	“Relevant Subsidiaries” refers to, collectively, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Xiuqi (formerly known as Shanghai Pengai Jiahong) Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly, with ownership percentages of 27%, 26%, 3%, 15%, 12%, 24%, and 25% respectively, as of December 31, 2025.

●	“RMB” and “renminbi” refers to the legal currency of Mainland China;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

●	“Target Equity Interests” refers to these equity interests held by Mr. Zhou Qiuming or Dr. Zhou Pengwu in the Relevant Subsidiaries, which constitute all of Mr. Zhou Qiuming or Dr. Zhou Pengwu’s shareholdings in the Relevant Subsidiaries as of December 31, 2025.

●	“US$,” “U.S. dollars,” “$,” and “dollars” refers to the legal currency of the United States; and

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, all translations of renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.9931 to US$1.00, which was the exchange rate on December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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

ii

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

iii

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

The diagram below illustrates our corporate structure, including our principal subsidiaries and the Relevant Subsidiaries as of the date of this annual report:

Aesthetic Medical International Holdings Group Limited
100%
Dragon Jade Holdings Limited (BVI)
100%
Peng Oi Investment (Hong Kong) Holdings Limited
100%
Offshore
Onshore
Peng Yida Business Consulting (Shenzhen) Co., Ltd.
70%
Xi'an New Pengai Yueji Aesthetic Medical Outpatient Department Co., Ltd.
100%
Shenzhen Pengtai Hospital Investment Management Co., Ltd.
Relevant subsidiaries(12)
Mr. Zhou Qiuming or Dr. Zhou Pengyu
Equity
Target Equity Interest Through Contractual Agreements

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

AIH, our Cayman Islands holding company, may transfer cash to its wholly owned subsidiaries by making capital contributions or providing intra-group loans, subject to certain restrictions under the applicable local laws, including the laws of mainland China. For the years ended December 31, 2022, 2023, 2024 and 2025, AIH made cash transfers of RMB95.7 million, RMB163.0 million, nil and nil, respectively, as capital contributions to our wholly owned PRC subsidiary, Peng Yi Da Business Consulting Co., Ltd. For the years ended December 31, 2022, 2023, 2024 and 2025, there were no cash or assets transfer made from our subsidiaries or the Relevant Subsidiaries to AIH. For the years ended December 31, 2022, 2023, 2024 and 2025, no assets other than above cash transactions were transferred between our Cayman Islands holding company and our subsidiaries, including the Relevant Subsidiaries; and no subsidiaries, including the Relevant Subsidiaries, paid dividends or made other distributions to the holding company.

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

As of the date of this annual report, no dividends or distributions were made to AIH by our subsidiaries or the Relevant Subsidiaries, and no dividends or distributions have been made to U.S. investors. We currently intend to retain all of our available funds and any future earnings to operate and expand our business and we do not expect to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Cash transfers from our Hong Kong subsidiaries to AIH or our offshore subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

The Holding Foreign Companies Accountable Act

Effective on December 12, 2023, we appointed Onestop Assurance PAC (“Onestop”), an independent registered public accounting firm, as our current auditor for the audit of our financial results of the three fiscal years ended December 31, 2025. On December 8, 2025, Onestop confirmed its continuation as our independent registered public accounting firm for the audit of our financial results for the financial year ending December 31, 2025. Onestop is headquartered in Singapore and is subject to laws in the United States pursuant to which the Public Company Accounting Oversight Board (“PCAOB”) conducts regular inspections to assess their compliance with the applicable professional standards. The PCAOB has access to inspect and investigate registered firms in Singapore in accordance with a joint cooperative arrangement in place since 2008. However, if PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China, Hong Kong or any other jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the Holding Foreign Companies Accountable Act, or the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of our ADSs. The HFCAA, was enacted on December 18, 2020, as amended by the Consolidated Appropriations Act, 2023. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our former auditor, Union Power HK CPA Limited, a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our Company as a “Commission-Identified Issuer” following the filing of our annual report on Form 20-F for fiscal year 2021 with the SEC on May 16, 2022. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As such, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate. See “Risk Factors – Risks relating to doing business in the PRC – Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in Mainland China. Our operations in China are governed by PRC laws and regulations. Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or involve foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements, some of which are published with little advance notice, including stringent enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We may be subject to the approval, filing or other requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities in connection with offshore offerings under current PRC laws, regulations and rules. However, we do not believe that approval of the cybersecurity review of the Cyberspace Administration of China, or the CAC is required under current PRC laws, regulations and rules at this stage, as we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million users or persons and the data we handle in our business operations, either by its nature or in scale, does not normally trigger significant concerns over PRC national security. However, we cannot affirm that PRC regulators share the same interpretation. Because these statements and regulatory actions are new and subject to change, it is highly uncertain as to how quickly the legislative or administrative regulation making bodies in China will respond to companies, or what existing or new laws or regulations will be amended or promulgated, if any, or the potential impact such amended or new legislation will have on our daily business operations or our ability to accept foreign investments and list on a U.S. stock exchange. If we, our subsidiaries, or the Relevant Subsidiaries fail to obtain or maintain any requisite approvals with respect to our business operation or our future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, or if the applicable laws, regulations or interpretations thereof change and we become subject to the requirement of such additional permissions or approvals in the future, our ability to maintain our business operation or to offer or continue to offer securities to investors may be significantly limited or completely hindered. We cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could impede our efforts to improve our liquidity or maintain or expand our business operation, and may have a material adverse impact on our business, results of operations, financial condition and prospects, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. For risks relating to approval of the CSRC, the oversight of the CAC, and other PRC government authorities, please refer to “Item 3. Key Information—D. Risk Factors — Risks relating to relating to doing business in the PRC.” As of the date of this annual report, in addition to regular business licenses, our PRC subsidiaries and consolidated affiliated entities that directly provide aesthetic medical services are required to obtain and maintain the relevant Medical Institution Practicing Licenses or, where applicable, clinic filing vouchers for their operations. Except for Shanghai Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., which had suspended operations as of the date of this annual report, our operating PRC treatment centers have obtained the relevant institution-level permits or filings required for their current operations. To our knowledge, no application for any such business license, permit or filing has been denied.

3.A. [Reserved]

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

For the years ended December 31, 2023, 2024 and 2025, our cost of inventories and consumables amounted to RMB204.9 million, RMB234.5 million, and RMB215.7 million (US$30.8 million), respectively, representing 56.8%, 56.1% and 55.5% of our total cost of sales and services rendered for the same periods, respectively. Consistent with industry practice, we have not entered into any long-term supply agreements with our suppliers and we cannot assure you that our suppliers will continue to supply to us on commercially reasonable terms, or at all. If any of our suppliers fail to supply sufficient quantities or experience fluctuations in market prices of the same, we may have to obtain replacements for such supplies from alternate suppliers. We cannot assure you that we will be able to do so in a timely manner at commercially reasonable terms. Any such disruption in supply may adversely affect the operations of our treatment centers, which may in turn adversely affect our business, results of operations, financial condition and prospects. In addition, should the prices of supplies increase significantly, we cannot assure you that we would be able to pass on any increase in purchase costs to our customers. Any substantial fluctuation in market prices of the supplies required in our operations may significantly increase our costs, resulting in us reducing, suspending or ceasing provision of certain types of services, thereby reducing our sales and profit.

Although the price of most consumables historically remained flat, we cannot guarantee that a shortage of supply will not arise in the future, or that our suppliers will not increase their prices. In the event that we are not able to source from any supplier on commercially reasonable terms, or at all, our business, financial condition and results of operation will be adversely affected.

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

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. We may not be able to accurately forecast demand for supplies because of the difficulties of estimating the demand for our services. In 2023, 2024 and 2025, our average inventory turnover days were 38.7 days, 23.7 days and 28.1 days, respectively. The volatile economic environment and fast-evolving demands and preferences of our customers have made accurate projection of inventory levels increasingly challenging.

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

We conduct our business in a heavily regulated industry. The rules and regulations applicable to our business relate mainly to the licensing and supervision of treatment centers, the quality and licensing of medical facilities, equipment and services, the pricing, procurement and usage of pharmaceuticals and medical devices, the qualifications and practice of medical professionals, the protection of patient privacy and medical records, and the advertising, publicity and marketing of medical services. Our treatment centers are subject to periodic inspections, examinations, renewals, record-filing and other supervision by various government agencies and departments at the national, provincial and municipal levels. Any changes in laws, regulations, regulatory guidance, enforcement priorities or local implementation standards could require us to obtain additional licenses, permits, approvals, filings or certificates, impose additional conditions or requirements for the renewal or maintenance of existing licenses, or result in restrictions on, or invalidation of, licenses or permits that we currently hold.

In recent years, and further in 2025 and 2026, PRC regulators have continued to strengthen supervision over the aesthetic medical industry. Such developments include, among other things, clarification that so-called “light medical aesthetics” constitute medical activities and must be carried out in qualified medical institutions by qualified medical personnel, continued nationwide rectification and enforcement focused on medical quality and safety, stricter requirements concerning the use and protection of electronic medical record information and patient privacy, and heightened scrutiny over online publicity, livestreaming, “self-media” activities and other internet-based dissemination of medical-related content. In addition, effective January 1, 2026, for-profit aesthetic medical institutions are no longer included within the scope of “medical institutions” eligible for the VAT exemption applicable to medical services under PRC VAT rules, which may cause some or all of our aesthetic medical service revenue to become subject to VAT and increase our tax burden, pricing pressure and compliance costs. Regulatory focus has also continued to extend to the procurement and use of pharmaceuticals, medical devices and consumables, the scope of practice of medical personnel, the management of treatment items, the use of patient images and case materials, and the transparency of prices, fees, complaint channels and prior notice to patients.

In response to evolving regulatory requirements, we have taken measures to enhance our internal control and risk management systems. However, as a result of the growth in our operations, the number of treatment centers we manage, the complexity of the regulatory framework applicable to aesthetic medical services, and differences in local enforcement standards and interpretations, we have experienced, and may continue to experience, non-compliance incidents from time to time. The aesthetic medical services industry in China is subject to extensive and sometimes ambiguous regulations. As a result, industry participants, including us, face the risk of being found non-compliant with various legal and regulatory requirements. Such non-compliance could subject a service provider to administrative warnings and penalties, and in some cases temporary suspension. Examples of potential compliance risks in the industry include, but are not limited to, violations relating to: medical advertisements, malpractice, operation beyond the permitted scope of licenses or without required licenses, use of unqualified medical facilities, devices, pharmaceuticals or consumables, use of expired disinfectant, non-compliance with disposal requirements for medical waste, failure to evaluate occupational hazards, non-compliance with statistics regulations, non-compliance with fire protection regulations, failure to timely file required annual reports, failure to meet hygiene standards, failure to satisfy inspection requirements applicable to licensing or medical facilities, non-compliance with tax regulations, failure to meet standards relating to drafting and preservation of medical case records, non-compliance with regulations on prevention and handling of medical disputes, and non-compliance with requirements on public disclosure of service items, prices, fees or complaint channels. In addition, if we or our personnel are found to have blurred the boundary between medical aesthetics and life beauty services, used non-qualified personnel in regulated treatment activities, failed to satisfy requirements applicable to patient privacy, medical records, pricing transparency, treatment disclosure, medical quality and safety, or failed to comply with new or evolving local requirements regarding medical services, our treatment centers may be subject to inspections, rectification orders, warnings, fines, confiscation of illegal income, point deductions, suspension of operations, revocation or non-renewal of licenses or permits, civil claims, reputational harm, or, in serious cases, criminal liability.

We cannot assure you that our internal controls, compliance systems and remedial measures will be sufficient to prevent all future non-compliance incidents or to avoid all regulatory actions. Any material non-compliance, or any increase in the frequency or intensity of inspections and enforcement actions, could materially and adversely affect our business, financial condition, results of operations and prospects.

If we fail to comply with requirements relating to pricing transparency, prior notice to patients, disclosure of fees and complaint channels, we may face administrative penalties, consumer disputes and reputational harm.

PRC laws, regulations and local implementation rules increasingly require medical institutions, including aesthetic medical institutions, to publicly disclose service items, prices, fees, charging standards and complaint channels, and to provide patients with clear prior notice of treatment items, pricing and other relevant information. These requirements may vary by locality and may continue to evolve. In particular, local rules and pricing notices applicable to aesthetic medical services may impose more specific requirements on the way treatment items, price components, fee descriptions and complaint channels are displayed or communicated to patients.

If we fail to maintain adequate compliance with such requirements in any locality where we operate, or if our treatment centers are found to have inadequate disclosure, insufficient prior notice, misleading fee descriptions, or deficiencies in complaint-handling arrangements, we may be subject to warnings, rectification orders, fines, increased customer complaints, refund claims, consumer disputes and reputational harm. Any such events could materially and adversely affect our business, financial condition, results of operations and prospects. If we are unable to fully comply with PRC laws and regulations on medical advertisement, our brand image, results of operations and financial conditions could suffer significantly.

As a medical aesthetic service provider, we must comply with the PRC Advertisement Law, the Administrative Measures on Medical Advertisement, the Administrative Measures for Internet Advertisement and other laws, regulations, regulatory guidance and enforcement requirements relating to medical advertisements, internet advertisements, online publicity and health science popularization. Medical advertisements generally may only be published by lawfully established medical institutions after obtaining the required medical advertisement review or approval documentation, and the content actually published must be consistent with the approved content. Medical advertisements and related publicity materials are subject to restrictions on treatment guarantees, efficacy or safety guarantees, absolute terms, false or misleading statements, improper comparisons, endorsements, use of patient names or images, and other prohibited content. In addition, PRC regulators have, in 2025, further clarified the distinction between lawful medical information disclosure or health science popularization and medical advertising or disguised medical advertising, and further strengthened supervision over short videos, livestreaming, “self-media” accounts, case-based promotion, traffic diversion and other online channels through which medical-related content is disseminated.

The regulatory framework applicable to medical beauty advertising and related publicity has become increasingly detailed and enforcement-focused. PRC regulators have in 2025 further clarified the enforcement principles applicable to medical advertising cases, including circumstances that may warrant no penalty, lighter or mitigated penalties, or heavier penalties, and have expressly addressed medical beauty advertisements that create appearance anxiety, target minors, contain absolute terms or otherwise violate advertising rules. PRC regulators have also clarified that certain factual disclosures by lawfully established medical institutions may, depending on the circumstances, fall outside the scope of medical advertising, while subjective promotion of medical institutions, treatment effects, equipment, treatment procedures, case-based promotion, and the addition of links or traffic-diversion entrances relating to specific medical services, drugs or medical devices may constitute medical advertising or disguised medical advertising. Internet platform operators may also bear increasing compliance responsibilities in relation to unlawful medical advertising.

In addition, on August 1, 2025, PRC regulators further strengthened the regulation of medical-related “self-media” content by requiring stricter credential verification, clearer display of credential information and stronger regulation of short-video, livestream and similar online channels, and by prohibiting uncertified accounts from producing professional medical science popularization content and prohibiting the use of health science popularization as disguised advertising or for improper traffic diversion. As a result, our own marketing activities, as well as activities conducted by our employees, medical personnel, KOLs, influencers, agents, marketing service providers or other third parties on our behalf, may be subject to heightened scrutiny.

In the past, some of our treatment centers have received administrative penalties for non-compliance with medical advertisement laws and regulations, including for publishing medical advertisements without having obtained relevant approval certificates, failing to strictly follow the approved scope and manner of publication, failing to display the relevant approval number, and publishing medical advertisements containing untrue, misleading or otherwise prohibited expressions. In recent years, and especially in 2025, the scope of potential non-compliance has expanded beyond traditional offline or static advertisements to include internet-based publicity, short videos, livestreams, “self-media” content, health science popularization used as disguised advertising, traffic diversion to specific medical services, improper use of patient-related materials, and other online promotional conduct.

If we, our employees, our medical personnel, or third parties acting for or on behalf of us are found to have violated applicable laws, regulations or regulatory guidance relating to medical advertisements or disguised medical advertising, we may be subject to warnings, rectification orders, fines, suspension of publication, takedown orders, withdrawal of advertisements, point deductions, suspension of business, revocation of the license for operating a particular medical department, revocation or non-renewal of the Medical Institution Practicing License, platform sanctions, account restrictions, traffic restrictions, customer claims, reputational harm and other adverse consequences. Any such violations, particularly if material, repeated or not timely rectified, could materially and adversely affect our business, financial condition, results of operations and prospects.

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

If we are unable to recruit and retain an adequate number of managers, doctors, nurses, image consultants and other support staff in our treatment centers, our service quality and business strategy may suffer

Our performance is largely dependent on the talent and efforts of highly skilled medical professionals. Our future success will in part depend on our ability to identify, hire and retain highly qualified medical professionals of all areas of our treatment centers. The recruitment of qualified physicians is competitive in the PRC due to their shortage. The near-term supply of specialist physicians is limited due to the length of training required, including academic study and clinical training, which can take more than eight years for certain medical specialties, as well as additional certification and licensing requirements for certain specialties. Competition for such qualified professionals is intense. We believe that physicians generally consider the following key factors when selecting medical institutions to join: reputation and culture, the efficiency of hospital management, the quality of facilities and support staff, the number of patient visits, compensation, training programs and location. Our treatment centers may not effectively compete with other aesthetic medical treatment centers or clinics in hiring qualified professionals. For our principal treatment centers, as of December 31, 2025, certain of our physicians were engaged in multi-site practice arrangements, and management confirmed that there were no material abnormalities relating to physician registration, multi-site practice registration or filing, pending registration changes, or other similar matters at such treatment centers. However, if PRC regulatory requirements relating to physician registration, multi-site practice or staffing become more stringent, or if we are unable to maintain stable and compliant physician resources across our treatment centers, we may not be able to recruit or retain sufficient seasoned and qualified physicians, and our business, financial condition and results of operations may be adversely affected.

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

Medical practice in China is strictly regulated. Physicians, nurses and medical technicians who practice at medical institutions must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical institutions at which their licenses are registered. Please see “Item 4. Information on the Company—4.B. Business Overview—Regulation” for more details. In addition, where physicians engage in multi-site practice or where registrations, filings or changes to practice locations or scopes are required, such arrangements remain subject to applicable PRC laws, regulations and administrative procedures. In practice, it takes some time for physicians, nurses and medical technicians to transfer their licenses from one medical institution to another or add any further service scope or another medical institution to their permitted practicing institutions. From time to time, some of our physicians, nurses and other medical professionals could be required to make such amendments to their licenses due to changes to the location or nature of their work. As of December 31, 2025, there were no material abnormalities relating to physician or other medical professional registration, multi-site practice registration or filing, pending registration changes, or other similar matters. However, we cannot assure you that such registrations, filings or amendments will always be completed in a timely manner in the future, or that our physicians, nurses and other medical professionals will at all times strictly comply with all applicable requirements or refrain from practicing outside the permitted scope of their respective licenses or registrations. Our failure to properly manage the employment, registration, filing and practice arrangements of our physicians, nurses and other medical professionals may subject us to administrative penalties against our treatment centers, which could adversely affect our business.

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

Our suppliers are also subject to extensive laws and regulations. If our suppliers violate applicable laws and regulations, our reputation or procurement may be materially and adversely affected. PRC laws and regulations require us to procure materials from qualified suppliers, with requisite licenses, permits or filings to operate their business. We cannot ensure that all of our suppliers maintain all the licenses required or the validity of their licenses at all times. We have been fined with insignificant amounts by regulators in the past for failure to maintain proper records of our suppliers’ qualification expiration dates. It is possible we may in the future fail to comply with this requirement if, for example, our suppliers lose appropriate qualifications without our knowledge, which could result in penalties and fines. See “Item 4. Information on the Company—4.B. Business Overview—Regulation.” In addition, we may be exposed to reputational damage or even liabilities for defective goods provided by our suppliers or negative publicity associated with our suppliers, and our results of operations could suffer as a result. To the best of our knowledge, as of December 31, 2025, no major supplier had been subject to any material penalty, and we had not encountered any material litigation or other material non-compliance issue relating to our suppliers or manufacturers that had materially affected our procurement or business operations.

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

We have significantly expanded our business before 2021, but in 2021 the Company decided to strategically shift its development strategy from rapid national expansion to a more focused, stable and sustainable growth. In 2023, we entered into several equity transfer agreements with independent third parties regarding the sale of certain subsidiaries and entities. The subsidiaries include Shenzhen Miaoyan Medical Technology Investment Co., Ltd., Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd., and Stargaze Wealth Limited. The entities in which we held less than a 50% stake include Shenzhen Pengai Jiayan Aesthetic Medical Clinic, Shenzhen Huayan Yuese Health Management Consulting Co., Ltd., and Shenzhen Xuri Jiayan Aesthetic Technology Co., Ltd. In 2024, we deregistered several subsidiaries that were not in operations, including Hangzhou Pengai E-commerce Co., Ltd. in March 2024, Shengli Aesthetic Technology Investment (Hong Kong) Company Limited in April 2024, Yantai Guangcheng Health Technology Co., Ltd. in June 2024 and Shanghai Pengai Medical Technology Co., Ltd. in June 2024. Additionally, Newa Medical Aesthetic Limited was deregistered in February 2025. As of December 31, 2025, out of our existing network of nine treatment centers, we have established six treatment centers and acquired three treatment centers. Our organization may become larger and more complex with the addition of treatment centers in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources.

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

Our treatment centers collect, generate, use, store and maintain customers’ medical data, treatment records, consultation records, patient images and other information in the ordinary course of our business. A substantial portion of such information may constitute personal information, sensitive personal information, medical records or health-related information under applicable PRC laws and regulations. Medical institutions and their personnel are generally required to protect patient privacy and medical records and are prohibited from unauthorized, unlawful or otherwise non-compliant collection, access, use, transmission, disclosure or other misuse of patient information. We may also use certain customer-related information on an aggregated or de-identified basis for operational analysis, service improvement, customer management, publicity or marketing purposes.

We are subject to a broad and evolving PRC legal and regulatory framework relating to cybersecurity, data security, personal information protection, electronic medical records, health and medical big data, cross-border data transfer, and confidentiality and archives management in connection with overseas securities offerings and listings. The interpretation and implementation of these laws and regulations continue to evolve and may impose additional compliance obligations, restrictions and costs on our business. In addition to the PRC Cybersecurity Law, the PRC Data Security Law and the PRC Personal Information Protection Law, PRC regulators have in recent years continued to strengthen regulation in this area. For example, on June 30, 2025, the National Health Commission issued the Notice on Further Strengthening the Management of the Use of Electronic Medical Record Information, which requires medical institutions to strengthen internal management over electronic medical record information, implement graded management and access controls, follow the minimum necessary/use principle, prohibit unauthorized or non-compliant collection, transmission or disclosure of patient information, ensure full-process traceability, and strengthen the management of personnel with temporary access and external service providers. In addition, on October 31, 2025, relevant PRC authorities issued the Negative List for Internet Health Science Popularization by Medical Personnel (Trial), which prohibits, among other things, the use of health science popularization to publish unlawful advertisements or conduct improper traffic diversion, livestream selling and other improper profit-making activities, unauthorized disclosure of patient personal information or identifiable patient images, and the dissemination of unverified, false or misleading content.

Because the aesthetic medical industry often relies on before-and-after images, consultation records, treatment records, customer profiling, digital marketing and online or “self-media” communications, we may face heightened regulatory, civil and reputational risks if patient-related materials are used, displayed or disseminated without proper authorization or in a manner deemed inconsistent with applicable law or regulatory guidance. We may also face increased scrutiny with respect to the handling of treatment records, electronic medical records, patient images, health science popularization content, physician-related online communications and other customer-facing or internet-based activities. Even if we do not intend to make customers’ medical records publicly available, our practices with respect to data access, internal use, de-identification, publicity, marketing, personnel management and vendor management may nevertheless be challenged by regulators, customers or other third parties.

In addition, to the extent that we provide or make accessible any medical data, treatment records, patient images, personal information or related materials to offshore entities, service providers, professional advisers or regulators, or otherwise engage in activities that may constitute cross-border data transfer or implicate confidentiality and archives management requirements in connection with overseas securities offerings and listings, we may be subject to additional regulatory procedures, filings, assessments, restrictions or liabilities under PRC law. The applicable standards and thresholds in this area may continue to evolve, and we cannot assure you that PRC regulatory authorities would agree with our interpretation of the rules or with the compliance measures we have adopted.

Although we have adopted measures intended to protect customers’ medical records and related information, including internal confidentiality rules, information access controls, and system protection measures, such measures may not always be effective. Our information technology systems could be breached through hacking, malware, ransomware, phishing, human error or other security incidents. Patient information, medical records, treatment data or images could also be leaked, improperly accessed, copied, transmitted, disclosed or misused as a result of employee misconduct or negligence, the conduct of medical personnel, contractors, temporary personnel, students, visiting personnel, external service providers, internet publicity activities, or deficiencies in internal controls or vendor management. We may also face heightened compliance burdens and regulatory risks if we are found to have failed to satisfy evolving requirements regarding electronic medical record management, de-identification standards, patient consent, personnel access control, vendor management, data retention, data traceability or cross-border data transfer.

If we fail to protect customers’ medical records or other sensitive personal information, or if our collection, storage, access, processing, transmission, use or disclosure of medical data is found to violate applicable laws, regulations or regulatory requirements, we may incur additional compliance costs and liabilities, be subject to government investigations, inspections, rectification orders, warnings, fines, civil claims, litigation, adverse publicity, customer complaints, loss of trust, business disruption and reputational harm. In serious circumstances, we may also be required to suspend or modify certain business practices, marketing activities, data processing activities or information system arrangements. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.

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

We plan to enhance our brand recognition among our existing and target customers along with our expansion into new geographic areas. Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our strategic expansion into new markets, we normally increase advertising of our brand through various advertising media platforms, which requires significant expenses before these newly opened treatment centers reach expected profit levels, thereby affecting our overall profitability. In 2023, 2024 and 2025, our advertising and marketing expenses were RMB164.2 million, RMB162.3 million and RMB157.1 million (US$22.5 million), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and mobile search engines, marketing and social media platforms. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time is hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or generate sustainable revenue and profit.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was not effective. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified was related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. In the fiscal year 2023, 2024 or 2025, we have not identified any material weakness in our internal control over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We are a public company in the United States and are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2020. In addition, we cease to be an “emerging growth company” as of December 31, 2025 as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we are still be classified as a non-accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, a public company’s reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

According to the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, which became effective in April 2015, and replaced by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 version), or the Negative List, promulgated by the NDRC and the Ministry of Commerce of the PRC, or the MOFCOM jointly on September 6, 2024 and came into effect on November 1, 2024, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. We historically held more than 70.0% in nine of our PRC subsidiaries after the effective date of the Foreign Investment Catalog 2015, namely Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd, Jiangsu Liangyan Hospital Management Co., Ltd., and Beijing Aomei Yixin Investment Consultant Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Clinic Co., Ltd., and Shanghai Jiahong Aesthetic Medical Clinic Co., Ltd. We decreased our shareholdings in these PRC subsidiaries to 70.0% by transferring excess equity interests to Dr. Zhou Pengwu and certain of our employees in 2018, 2019, 2020 and 2021, subject to the completion of registration of share transfer to Dr. Zhou and the equity pledge. Between 2018 and 2024, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Mr. Zhou Qiuming, Shenzhen Pengai Investment, the Relevant Subsidiaries, Ms. Ma Xiuhua, and Ms. Ding Wenting regarding the Target Equity Interests. Some of these Relevant Subsidiaries were deregistered or divested during this period. Reference is made to the 6-K report of the Company filed with the SEC on August 17, 2023. As of December 31, 2023, Dr. Zhou Pengwu had concluded the transfer of his shares in four of the relevant subsidiaries to Mr. Zhou Qiuming, with one subsidiary remaining unaffected, namely Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd. As of December 31, 2025, the shareholding percentages in the Relevant Subsidiaries and the Target Equity Interests remained unchanged. For details of the Contractual Arrangements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Contractual Arrangements with respect to Target Equity Interests.”

In the opinion of Dacheng Law Offices LLP (Wuhan), our PRC legal counsel, the execution, delivery and performance of each of the Contractual Arrangements by the parties thereto, and the consummation of the transactions contemplated thereunder do not and will not result in any violation of any explicit requirement under applicable PRC Laws currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including those relating to foreign investment restrictions and the Foreign Investment Law (as defined below). There can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

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

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Our ability to maintain our business operations in China through our subsidiaries and the Relevant Subsidiaries depends on a number of factors, including macro-economic and other market conditions. Our business, financial condition and results of operations may be materially and adversely affected by the following factors that are affected by a number of variables which are beyond our control:

●	changes in political or social conditions of mainland China;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

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

On December 12, 2023, we appointed Onestop Assurance PAC, a public accounting firm registered with PCAOB, as our independent registered public accounting firm for the audit of our financial results for the three fiscal years ended December 31, 2023. On December 8, 2025, Onestop Assurance PAC confirmed its continuation as our independent registered public accounting firm for the audit of our financial results for the financial year ending December 31, 2025. Onestop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

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

On March 6, 2024, we received a staff determination letter from Nasdaq stating that, we have not regained compliance with the minimum bid price rule within the 180-calendar day grace period and is not eligible for a second 180-calendar day grace period. Accordingly, the staff had determined to delist our securities from Nasdaq unless the we requests a hearing no later than 4:00 p.m. Eastern Time on March 13, 2024. We have made a timely request for a hearing on March 12, 2024 and the hearing was held on April 11, 2024. As a result, we have been granted additional grace period for continued listing on the Nasdaq Capital Market until September 3, 2024, subject to the approval from the Board on a reverse stock split before May 15, 2024 and the demonstration of the Company’s compliance with the minimum bid price rule and all applicable requirements for continued listing on the Nasdaq Capital Market on or before September 3, 2024.

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

We may not be able to maintain the minimum bid price for continued qualification for the OTCQX Best Market.

On February 11, 2026, the Company received a notification letter from OTC Markets Group, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under the OTCQX Rules for International Companies section 2.1(A) for continued qualification for the OTCQX International tier.

Even if the receipt of the notification letter does not have an immediate effect on the trading of our ADSs, the subsequent delisting may result in a less liquid market for our ADSs and increased price volatility. These factors could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by the Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase, or sell, our ordinary shares or ADSs. We are required to file an annual report on Form 20 - F within four months of the end of each fiscal year. We also furnish information on Form 6 - K, including press releases and other material disclosures, as required under SEC rules for foreign private issuers. However, the information we are required to file with or furnish to the SEC will be less extensive and less frequent than those of U.S. domestic issuers who are required to file quarterly reports on Form 10 - Q and current reports on Form 8 - K. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

Sales of the ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of December 31, 2025, we had 146,062,754 ordinary shares outstanding, including 29,987,856 ordinary shares represented by ADSs. The 146,062,754 ordinary shares outstanding exclude the 135,000 ordinary shares repurchased by us in 2020 and the 1,128,750 ordinary shares from the options outstanding under the Share Incentive Plan. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after our initial public offering became available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us, the underwriters and other relevant parties on April 30, 2020. Reference is made to the press release of the Company filed with the SEC on July 20, 2022. All capitalized terms in this paragraph not otherwise defined herein shall have the meanings ascribed to them in this press release. During a twelve-month period following the Closing Date of August 16, 2023, none of the Founders or their Affiliates shall directly or indirectly engage in any Founder Transfer Transaction involving the Company Restricted Securities, unless approved by the Board and satisfying the specified conditions. Additionally, after the Closing Date, restrictions are placed on the transfer or disposition of Company Restricted Securities to any Person engaged in cosmetic medicine services in Greater China and its controlling shareholders and actual controllers, subject to Board approval. Furthermore, ADV is restricted from transferring Company Restricted Securities exceeding ten percent of the outstanding shares of the Company to such entities without prior written consent from the other Parties. These restrictions aim to maintain stability in the market and protect the interests of the Company and its stakeholders. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of the ADSs.

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

As of the date of this annual report, we have a strategically established network, comprising 9 wholly- or majority-owned centers. Shanghai Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd. had suspended operations as of the date of this annual report. Our treatment centers spread across major cities in mainland China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtz River Delta area in Mainland China. We have completed the transfer of our equity interest in each of Changsha Pengai, Nanchang Pengai to business partners and the shutdown of Shenzhen Miaoyan as part of our region development plan, which are not counted in the number of our treatment centers in 2022. In 2023, as part of our initiative to divest non-performing assets, we entered into several equity transfer agreements with independent third parties regarding the sale of certain subsidiaries and entities. The subsidiaries include Shenzhen Miaoyan Medical Technology Investment Co., Ltd., Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd., and Stargaze Wealth Limited. The entities in which we held less than a 50% stake include Shenzhen Pengai Jiayan Aesthetic Medical Clinic, Shenzhen Huayan Yuese Health Management Consulting Co., Ltd., and Shenzhen Xuri Jiayan Aesthetic Technology Co., Ltd. In 2024, we deregistered several subsidiaries that were not in operations, including Hangzhou Pengai E - commerce Co., Ltd. in March 2024, Shengli Aesthetic Technology Investment (Hong Kong) Company Limited in April 2024, Yantai Guangcheng Health Technology Co., Ltd. in June 2024 and Shanghai Pengai Medical Technology Co., Ltd. in June 2024. Additionally, Newa Medical Aesthetic Limited was deregistered in February 2025.

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

Our website addresses are website https://ir.aihgroup.net. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. The SEC maintains a website at www.sec gov that contains reports proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

4.B. Business Overview

Mission

Our mission is to bring beauty, health and confidence to everyone by delivering safe, high quality aesthetic medical services. We plan to achieve the mission by maintaining and strengthening our leading market position and brand in the aesthetic medical treatment market in China with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtz River Delta area.

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

We generate our revenue primarily from providing aesthetic treatments. We have grown our network significantly since our operation commenced in 1997. As of the date of this annual report, we have a strategically established network comprising 9 wholly- or majority-owned treatment centers. Shanghai Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd. had suspended operations as of the date of this annual report. Our treatment centers spread across major cities in China, with major focus in the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtz River Delta area in Mainland China. As we continue to expand our network, one of our core business strategies is to develop our “flagship” medical institutions, which are typically large-scale full-service treatment centers that contribute a significant proportion of our revenue and are staffed with our most experienced doctors. We believe that developing flagship medical institutions will not only improve our brand awareness in the surrounding area, but also enable us to provide high-end, specialized, and complex medical services to customers referred from smaller-scale treatment centers within our network. We currently have two flagship medical institutions, i.e., Pengcheng Hospital and Shenzhen Pengai. Our scalable business model is built on our highly standardized operating procedures across a centralized network, which we believe has allowed us to quickly and successfully expand. We intend to continue to expand our network into new cities throughout mainland China through organic growth as well as strategic acquisitions, and strategically restructure and focus more on our core markets in the form of Guangdong-Hong Kong-Macao Greater Bay Area and the Yangtze Delta Area, where we see larger growth potential.

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

Business model

We generate revenue primarily from our core business providing surgical aesthetic treatment services and non-surgical aesthetic treatment services, comprising minimally invasive treatments and energy-based treatments (surgical and non-surgical treatments together contributed to 90.5%, 90.4% and 92.4% of our revenue in 2023, 2024 and 2025, respectively), as well as non-core business providing general healthcare and other aesthetic services (contributed to 9.4%,9.6% and 7.6% of our revenue in 2023, 2024 and 2025, respectively). We offer a wide range of surgical and non-surgical aesthetic treatments to cater to the various needs of our customers. The following table sets forth our revenue by service offering for the years indicated:

	For the year ended December 31,
	2023		2024		2025
	RMB		RMB		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	234,811	34.4%	235,624	31.5%	246,172	35,202	31.4%
Energy-based treatments	240,063	35.2%	322,212	42.6%	294,910	42,172	40.8%
Sub-total	474,874	69.6%	557,836	74.1%	541,082	77,374	74.9%
Surgical aesthetic medical services	143,057	21.0%	125,369	16.3%	126,790	18,131	17.5%
General healthcare services and other aesthetic medical services	64,656	9.4%	72,466	9.6%	54,983	7,862	7.6%
Total	682,587	100%	755,671	100%	722,855	103,367	100%

In addition, the following table sets forth our other key operating metrics, such as the number of procedures performed and the average spending per aesthetic procedure, for the years indicated:

	For the year ended December 31,
Key operating metrics	2023	2024	2025
Number of doctors (full-time and part-time)	142	148	156
Number of surgical treatments	33,865	31,056	27,227
Average spending per surgical procedure (in RMB)	4,224	3,963	4,657
Number of non-surgical treatments	489,723	642,078	605,769
Average spending per non-surgical procedure (in RMB)	970	898	893
Total number of aesthetic treatments	523,588	655,134	632,996
% surgical treatments	6.5%	4.7%	4.3%
% non-surgical treatments	93.5%	95.3%	95.7%

Overview of aesthetic services

Non-surgical aesthetic medical services

Our non-surgical aesthetic medical services primarily comprise (1) energy-based treatments and (2) minimally invasive aesthetic treatments. Depending on the complexity, materials used and scope of the procedure, our treatments vary significantly in price. The following table provides a summary of the key services we provide and information in 2025.

Price range per
standard
procedure
Level 1 classification	Level 2 classification	(RMB)
Energy-based treatment	Epidermal energy-based treatments	200 - 100,000
	Mesotherapy	100 - 41,000
Minimally invasive treatment	Botox injection	500 - 44,000
	Hyaluronic acid injection	500 - 218,400
	Thread lift	2,000 - 60,000

To ensure the consistency quality and safety in our procedures, we utilize a standardized process for the treatments. These aesthetic procedures are typically completed within one hour, with recovery time of up to one week, depending on the type of procedure and the customer’s physical conditions.

In 2022, we launched 6 new non-surgical aesthetic medical treatment solutions with the support of new products and equipments, as to Multi-dimensional Pigmentation Clearing, Non-invasive Body Shaping, Collagen Ion Cannon, 6G laying Thin, Acne bacteria Balance, and White Moonlight. We introduced various well-known aesthetic medical products, such as Rejuran produced by Pharma Research Products Co., Ltd., CureWhite produced by IMEIK Technology Development Co., Ltd., Ellanse produced by Huadong Medicine Co., Ltd., Loviselle produced by Changchun SinoBiomaterials Co., Ltd., and purchased advanced energy-based treatment equipment to further expand our service offerings, including the Alma Opus Plasma, and Solta Medical Thermage FLX. In 2023, we introduced three major treatment solutions and one collagen product. The three major solutions include Multi-dimensional Pigmentation Clearing 3.0, Baby Face 3.0, and Skin Infusion Series. Additionally, we launched one collagen product named See Sense Collagen 3+17 Type. We are committed to continuously developing constructive treatment solutions for our customers in the future. In 2024, we launched three key treatments with strong market competitiveness and Pengai’s unique elements: “Collagen Subscription”, “Collagen Planting”, and the “Needle & MicroUltra Combo”. These treatments can enhance our brand awareness and boost customer satisfaction and loyalty.

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

Surgical aesthetic medical services

We provide customary surgical aesthetic medical services, including double eye lid surgery, rhinoplasty, breast augmentation, liposuction and facelifts, among others. Surgical aesthetic treatments typically involve local or full anesthesia, and an extended recovery time. All of our surgical aesthetic treatments are performed in fully equipped operating rooms in our treatment centers. Depending on the complexity of the procedure and the physicians involved, our treatments vary significantly in price. The following table sets forth our main surgical aesthetic treatments and information in 2025.

Price range per
standard
procedure
Treatment	Description	(RMB)
Eye surgery	Change the shape or appearance of the eyes, eyelids	1,500- 29,800
Nose surgery / rhinoplasty	Change the shape or appearance of the nose by adding fillers or cartilage	2,000- 50,000
Breast augmentation	Procedures designed to enlarge/reduce or change the shape of the breasts	3,980- 116,350
Liposuction	Procedure in which excess fatty tissue is removed from a specific part of the body through suction	2,000- 47,900

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

Beijing Pengai
Yantai Pengai
Shanghai Pengai
Huizhou Pengai
Guangzhou Pengai Xiuqi
Shenzhen Pengai
Shenzhen Pengcheng
Shenzhen Pengai Xiuqi
Haikou Pengai

Our current network comprises 9 treatment centers across mainland China, including two flagship hospitals. Shanghai Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd. had suspended operations as of the date of this annual report. Based on relevant Chinese regulations, the treatment centers in our network can be classified as the following:

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

The premises of the majority of our treatment centers are leased, while part of Huizhou Pengai and part of Pengcheng Hospital are our owned properties. The following table provides a summary of our treatment centers, including key operational data, as of December 31, 2025.

		Date of	Classification
		establishment /	in accordance
	Acquired /	acquisition /	with Chinese	GFA	Beneficial
Treatment center(9)	invested	investment	regulation	(sq.m.)	Interest
Shenzhen Pengcheng (L)	Established	December 2003	Hospital	8,249	100.0%
Shenzhen Pengai(L)	Established	November 2005	Hospital	6,182	100.0%
Haikou Pengai(M)	Established	March 2011	Hospital	2,169	87.0%
Huizhou Pengai(M)	Established	June 2011	Hospital	3,283	67.5%
Shanghai Pengai(M)	Established	January 2014	Outpatient Department	953	80.0	%(3)
Shenzhen Pengai Xiuqi(M)	Acquired	May 2017	Hospital	2,052	94.0	%(7)
Yantai Pengai(M)	Established	June 2018	Hospital	3,062	95.0	%(5)
Beijing Pengai(S)	Acquired	January 2021	Clinic	713	95.0	%(6)(8)
Guangzhou Pengai Xiuqi(M)	Acquired	November 2021	Outpatient Department	900	73.0	%(4)

Notes:

*	To streamline the management of our network of treatment centers, we strategically categorize our treatment centers based on a number of factors, including, among other things, the cities they are located in and the size of the treatment centers. In the table above, large, medium and small treatment centers are denoted with (L), (M) and (S), respectively.

(1)	Indicates flagship hospitals.

(2)	Includes 12.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(3)	Includes 15.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(4)	Includes 3% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(5)	Includes 24% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(6)	Includes 25% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(7)	Includes 27% equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(8)	Includes 25% of its parent company’s equity interest held by Mr. Zhou Qiuming, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(9)	Includes 15% of its parent company’s equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(10)	English names of treatment centers for the indicative purpose only.

In 2025, we generated 84.0% of our revenue from our top five treatment centers. The following table sets forth the revenue from these five treatment centers in 2023, 2024 and 2025.

	For the year ended December 31,
	2023		2024		2025
	RMB		RMB		RMB	USD
	(in thousands)%		(in thousands)%		(in thousands)	(in thousands)%
Shenzhen Pengai*	200,237	29.3%	207,795	27.5%	201,628	28,832	27.9%
Shenzhen Pengcheng*	248,738	36.5%	286,898	38.0%	263,831	37,727	36.5%
Shanghai Pengai	44,422	6.5%	50,287	6.7%	52,529	7,512	7.3%
Shenzhen Pengai Xiuqi	51,431	7.5%	62,418	8.3%	57,187	8,178	7.9%
Yantai Pengai	—	—	—	—	31,819	4,550	4.4%
Huizhou Pengai	36,952	5.4%	44,802	5.9%	—	—	—
Subtotal top five treatment centers	581,780	85.2%	652,200	86.3%	606,994	86,799	84.0%
Total	682,587	100%	755,671	100%	722,855	103,367	100%

*	Indicates flagship hospitals

Summary information on our flagship hospitals

Shenzhen Pengai

Founded in November 2005, Shenzhen Pengai Hospital was established as our second flagship hospital and was our second largest revenue contributor in 2024. Shenzhen Pengai Hospital has a gross floor area of approximately 6,182 sq.m. with 7 surgical rooms and 38 treatment rooms. As of December 31, 2025, Shenzhen Pengai Hospital had 7 major departments including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, anesthesiology, medical laboratory, and medical imaging.

Shenzhen Pengai Hospital serves as the training base for the Dalian Medical University College of Aesthetic and Plastic Surgery. As of December 31, 2025, Shenzhen Pengai Hospital had 263 employees, including 36 doctors, 49 nurses, 8 other medical staff and 170 non-medical staff.

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

Pengcheng Hospital

Founded in 1997, Pengcheng Hospital became our first flagship hospital in 2003 to provide both aesthetic medical services and general healthcare and other aesthetic services. Pengcheng Hospital was also our largest revenue contributor in 2025. As of the date of this annual report, this treatment center has a gross floor area of approximately 8,250 sq.m. with 7 surgical rooms and 59 treatment rooms. It is equipped with advanced medical devices, such as Thermage radiofrequency systems, Body-Jet liposuction systems and Aesculap flexible neuroendoscopy systems. As of December 31, 2025, Pengcheng Hospital had 19 major clinical departments, including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, surgical, gynecology, internal medicine, otorhinolaryngology, laboratory testing, radiology, anesthesiology etc. As of December 31, 2025, Pengcheng Hospital had 443 employees, including 29 doctors, 83 nurses, 25 other medical staff and 296 non-medical staff.

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

Our customers

Our customers are primarily female individuals residing in China. The majority of our customers are aged between 18 and 30, and this age cohort represented 44% of our customer base in 2025, while customers in the 31 to 40 and above 40 age cohorts represented 36% and 19% of our customer base in 2025, respectively.

The following table provides a snapshot of our active customer base.

	For the year ended December 31,
	2023		2024		2025
	Number of		Number of		Number of
	customers	%	customers	%	customers	%
New customers	83,247	36.5%	110,825	41.6%	98,442	40.3%
Repeat customers	144,857	63.5%	155,320	58.4%	145,801	59.7%
Total active customers	228,104	100%	266,145	100%	244,243	100%

Our active customer base, defined as customers who have received at least one procedure in the relevant year, was 228,104, 266,145, and 244,243 respectively, in 2023, 2024 and 2025, representing a CAGR of 3.5%. Our treatments are transactional in nature and we have not entered into any long-term agreements with our customers.

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

The overall number of complaints we typically receive is low—we received 234, 267 and 225 complaints for the years ended December 31, 2023, 2024 and 2025, respectively, based on the finalized “Settlement Agreements” signed by both parties. The total number of complaints received represented 0.05%, 0.04% and 0.03% of the total number of aesthetic treatments provided for the years ended December 31, 2023, 2024 and 2025, respectively. In particular, the percentage of the number of customer complaints attributable to general dissatisfaction with treatment results out of the total number of aesthetic treatment procedures we performed in 2023, 2024 and 2025, respectively, was level at approximately 0.05%, 0.04% and 0.03%.

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

In order to ensure the highest level of customer satisfaction and to maintain our strong brand name, we have taken a relatively generous approach in offering such refunds and compensation historically. In 2023, 2024 and 2025, the amount of refunds and compensation incurred was RMB2.4, RMB3.3 million and 2.9 million (US$0.4 million) , respectively, representing 0.4%, 0.04% and 0.4% of our total revenue for the corresponding period. The significant increase in refunds and compensation in 2024 is due to stricter standards implemented starting from 2024, which now include complimentary services or products provided to dissatisfied customers, valued at their original price (i.e., full price). We believe that the number of complaints we received and the amount of refunds and compensation incurred were insignificant, considering the size of our operation, the nature of our industry, and the relatively generous approach we took in offering such refunds and compensation. We seek to further enhance the quality of our service offerings and upkeep our rigorous medical standards, to continue to maintain the customer complaints we received at a low level.

Our suppliers

As of December 31, 2025, we had approximately 393 suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. Our suppliers fall into five key categories: medical devices, energy-based equipment, implants, injection materials and other medical consumables. In general, we have worked with our major suppliers for more than ten years and believe we maintain strong relationships with them. In 2023, 2024 and 2025, our five largest suppliers in each respective year in aggregate accounted for 24.2%, 30.0% and 29.0%, respectively, of our total amount of purchases, and our single largest supplier accounted for 9.3%, 9.4% and 11.0% of our total amount of purchases, during the same periods, respectively.

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

During the three years ended December 31, 2025, we did not encounter any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices.

To the knowledge of our directors, none of our directors or any shareholder who owns more than 5% of our issued share capital, nor any of their respective associates, has any ownership interest in any of our five largest suppliers.

Our equipment

We are committed to utilizing high quality equipment for our services. We owned a wide variety of energy-based treatment and non-surgical aesthetic equipment. Our key equipment includes the Lumenis M22, Alma Harmony XL pro, Candela Picoway, Fotona4D Pro, Peninsula MicroUltra, Peninsula Gold Microneedle, Alma Accent XL, Alma BeautiFill and Thermage FLX, and play an important role in achieving high quality aesthetic outcomes for our customers. We source our energy-based equipment and related components from our suppliers in the United States, Europe, and China. In 2023, 2024 and 2025, we entered into sale-and-lease-back arrangements with a third party financial lease service provider for a term of two years with an aggregate principal amount of RMB47.5 million, RMB42.0 million and RMB49.5 million, respectively. The net book value of equipment under such arrangements accounts for approximately 16%, 18% and 17% of the total value of our equipment in 2023, 2024 and 2025, respectively. We believe finance lease is a common approach for financing activities.

Sales and marketing

As of December 31, 2025, we had an effective, disciplined sales and marketing team of 135 who, in addition to a base salary, generate commissions based on the number and types of procedures sold. We have strict policies governing our sales and marketing activities to ensure the consistency of our offering and our customers’ experience. For example, we have standardized service catalogs, sales scripts and price lists throughout the network, with management and/or supervisor approval required for deviations such as discounts. In addition, prior to effecting each sale transaction, the treatments proposed by our sales staff are reviewed and approved by our doctors to ensure feasibility and compliance with internal policies. Customers then pay in full prior to receiving the treatments, using a range of payment methods.

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

Intellectual property

As of December 31, 2025, we had (i) 40 registered trademarks, 35 of which are in mainland China and 5 in Hong Kong, (ii) 34 registered domain names, of which all are registered in mainland China, and (iii) 5 registered patents, of which all are registered in mainland China. Our principal intellectual property rights are our registered trademarks such as “鹏爱” (Pengai), as well as our patented technologies, which include a device and method for measuring facial symmetry and a device and method for mandibular shaping.

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

(i)	Grade I general hospitals must be at a minimum equipped with, among others, (a) 20 to 99 hospital beds, (b) clinical departments including emergency rooms, internal medicine, surgery, obstetrics and gynecology, preventive healthcare section; (c) medical departments including pharmacy, laboratory, x-ray room, and a disinfection supply room, and (d) 0.7 relevant health technicians per hospital bed, three doctors, five nurses, health technicians of medicament, inspection and radiation and one doctor of chief level or above.

(ii)	Outpatient departments must be at a minimum be equipped with, among others, (a) no less than five clinical departments including three clinical departments that are either emergency rooms, internal medicine or surgery and two clinical departments that are either obstetrics and gynecology, pediatrics, traditional Chinese medicine, ophthalmology, otolaryngology, stomatology and prevention and health; (b) medical departments including pharmacy, laboratory, X-ray room, treatment room, disposal room and disinfection supply room at least and (c) no less than five doctors including one doctor at the associate-chief level and above, one doctor for each clinical department, five nurses including one nurse with nurse-in-charge title and above and one health technician with relevant specialty for each medical laboratory.

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

(i)	Aesthetic medical hospitals must be equipped with, among others, (a) more than 20 hospital beds, 12 aesthetic treatment beds and four dentistry complex therapy chairs, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic treatment room and anesthesiology, and (c) at least 1.03 relevant healthcare technicians per bed (chair), 0.4 nurse per bed (chair), six doctors at the associate-chief level and above with relevant specialties, two nurses with nurse-in-charge title and above and one attending specialist doctor for each department.

(ii)	Aesthetic medical outpatient departments must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, two operation tables, two dentistry complex therapy chairs and two observation beds, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry and aesthetic dermatology (may also have an aesthetic traditional Chinese medicine department and aesthetic treatment rooms), and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, five registered doctors including at least one doctor at the associate-chief level and above with relevant specialties and one registered nurse, and one attending specialist doctor for each department.

(iii)	Aesthetic medical clinics must be at a minimum equipped with, among others, (a) two aesthetic treatment beds, or one operation table and one observation bed or one dentistry complex therapy chair, (b) no more than two clinical departments that are aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine; (c) at least one attending specialist doctor and one nurse for each department.

(iv)	Aesthetic medical specialty departments must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, one operation table, one dentistry complex therapy chair and one observation bed, (b) clinical departments including aesthetic treatment consultation room and aesthetic treatment room, and at least two clinical departments that are either aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine, and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, one attending specialist doctor and one registered nurse for each department.

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

On June 18, 2025, the National Healthcare Security Administration issued the Guidelines for Establishing Price Items for Cosmetic and Plastic Surgery Medical Services (Trial), which standardized 101 cosmetic and plastic surgery medical service price items. According to the relevant official policy interpretation, the Guidelines do not change the market-based pricing approach applicable to cosmetic and plastic surgery medical services, but are intended to unify price item nomenclature and regulate the pricing behavior of medical institutions. The official interpretation further notes that common aesthetic services, including filling injection and skin beauty treatment by light or laser, ultrasound and radiofrequency, shall be incorporated into standardized price item nomenclature. The National Healthcare Security Administration also indicated that qualified medical institutions should, with reference to such Guidelines, reasonably determine prices in accordance with the principles of fairness, good faith and consistency between quality and price, and timely disclose such prices to the public. Accordingly, if we fail to properly standardize the naming, pricing or public disclosure of our cosmetic and plastic surgery service items, we may be subject to regulatory scrutiny, rectification requirements or other adverse consequences.

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

Regulations on medical personnel of medical institutions

Physicians Law of the People’s Republic of China

The Physicians Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and came in effect on March 1, 2022, which replaced the Law on Medical Practitioners of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 20, 1998. The Physicians Law of the People’s Republic of China provides that physicians in the PRC must obtain qualification licenses for their medical profession. Qualified physicians and qualified assistant physicians must register with the relevant health administrative authorities at or above the county level. After registration, physicians may practice in their registered institution within the registered practicing categories and practicing scope.

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

On June 13, 2025, the National Health Commission of the PRC, together with other departments, promulgated the Notice on Issuing the Key Points for Rectifying Unhealthy Practices in the Field of Pharmaceutical Purchase and Sale and Medical Services in 2025, or the 2025 Notice. The 2025 Notice further identified patient privacy protection, medical beauty, illegal medical advertising, false or disguised traffic diversion through purported health science popularization, video-based marketing misconduct, and compliance risks in medical device, consumables, project approval and fund use processes as key areas of rectification and coordinated enforcement.

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

Medical Advertisement Supervision Work Guidelines

On May 9, 2025, the State Administration for Market Regulation issued the Medical Advertisement Supervision Work Guidelines. The Guidelines further specify the enforcement principles applicable to medical advertising cases and clarify that only lawfully established medical institutions may publish medical advertisements. The Guidelines further specify the circumstances under which no administrative penalty, a lighter or mitigated penalty, or a heavier penalty may be imposed, and expressly address regulatory treatment of medical beauty advertisements that create appearance anxiety, target minors, contain absolute terms or otherwise violate advertising rules. The Guidelines further emphasize the responsibilities of internet platform operators in relation to unlawful medical advertising.

Medical Advertisement Identification Guidelines

On July 17, 2025, the State Administration for Market Regulation, together with the National Health Commission and the National Administration of Traditional Chinese Medicine, issued the Guidelines for Identifying Medical Advertisements. The Guidelines clarify the distinction between lawful medical information disclosure or health science popularization and medical advertising or disguised medical advertising. They provide that certain factual disclosures by lawfully established medical institutions through their service premises, official websites, mobile applications or platform-certified “self-media” accounts, such as institution overview, medical personnel information, service items, treatment procedures, prices, fees and complaint channels, generally do not constitute medical advertising if no promotional circumstances are involved. The Guidelines also specify that subjective promotion of a medical institution’s environment, equipment, technologies, treatment procedures or treatment effects, comparisons with other medical institutions, case-based promotion, and the addition of links or traffic-diversion entrances relating to specific medical services, drugs or medical devices may constitute medical advertising or disguised medical advertising.

Notice on Regulating “Self-media” Medical Science Popularization Behavior

On August 1, 2025, the Cyberspace Administration of China, together with the National Health Commission, the State Administration for Market Regulation and the National Administration of Traditional Chinese Medicine, issued the Notice on Regulating “Self-media” Medical Science Popularization Behavior. The Notice strengthens regulation of medical-related “self-media” content by requiring stricter credential verification, prominent display of credential information and clearer identification of information sources. It also prohibits uncertified accounts from producing professional medical science popularization content, strengthens regulation of content disseminated through short-video, livestream and similar online channels, prohibits the use of medical science popularization as disguised advertising or for improper traffic diversion, and requires websites and platforms to strengthen account management and content governance.

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

Value-Added Tax

The PRC Value-Added Tax Law, or the VAT Law, was adopted on December 25, 2024 and became effective on January 1, 2026, upon which the Interim Regulations on Value-Added Tax were repealed. Under the VAT Law, VAT rates are generally 13%, 9% and 6%, and the applicable rate for the sale of services other than those specifically subject to 13%, 9% or zero rate is 6%. Under the VAT Law, medical services provided by medical institutions are exempt from VAT. On January 30, 2026, the Ministry of Finance and the State Taxation Administration issued the Announcement on the Transition of VAT Preferential Policies Following the Implementation of the VAT Law, which clarifies that the term “medical institutions” for such exemption does not include for-profit aesthetic medical institutions. Although such announcement was issued on January 30, 2026, it applies in connection with the implementation of the VAT Law effective from January 1, 2026, and therefore the relevant VAT treatment applies from January 1, 2026. Accordingly, from January 1, 2026, for-profit aesthetic medical institutions are not entitled to the VAT exemption otherwise applicable to medical services, and relevant aesthetic medical services may become subject to VAT in accordance with applicable PRC tax rules.

As a result, our PRC operating entities that provide aesthetic medical services may incur additional VAT liabilities and related compliance obligations. If the applicable tax treatment, scope of taxable services, pricing arrangements, invoicing practices or implementation rules change, or if the competent tax authorities take a different view on the tax treatment of our services, our tax burden, margins, cash flows and results of operations may be adversely affected.

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

Measures for the Security Assessment of Outbound Data Transfer

On July 7,2022, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1,2022 and provide that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances:(i)where a data processor provides critical data to offshore entities and individuals; (ii)where a critical information infrastructure operator or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii)where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv)other circumstances prescribed by the CAC for which application for security assessment for cross-border transfer of data is required.

Measures for the Standard Contract for Outbound Transfer of Personal Information

The Measures for the Standard Contract for Outbound Transfer of Personal Information, which was promulgated by the CAC on February 22, 2023 and came into effect on June 1, 2023, provides the basic principles and requirements on the outbound transfer of personal information outside the PRC under the standard contract provided by the CAC. Pursuant to the Measures for the Standard Contract for Outbound Transfer of Personal Information, any personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions and conduct a personal information protection impact assessment: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. The Measures also provides that the personal information handler shall not carry out the outbound transfer until the standard contract enters into force, and shall file a record with the cyberspace authority at the provincial level within 10 working days from the effective date of the standard contract executed.

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

Notice on Further Strengthening the Management of the Use of Electronic Medical Record Information

On June 30, 2025, the National Health Commission issued the Notice on Further Strengthening the Management of the Use of Electronic Medical Record Information. The Notice requires medical institutions to strengthen internal management over electronic medical record information, implement graded and classified access control, follow the minimum necessary principle, prohibit unauthorized collection, use, transmission, disclosure, copying or dissemination of patient information, and ensure full-process traceability, including through technical measures such as digital watermarking. It also requires medical institutions to strengthen management over students, visiting physicians and external service providers with access to electronic medical record information.

Negative List for Internet Health Science Popularization by Medical Personnel (Trial)

On October 31, 2025, the General Office of the National Health Commission, together with other authorities, issued the Negative List for Internet Health Science Popularization by Medical Personnel (Trial). Among other things, the Negative List prohibits the use of health science popularization to publish unlawful advertisements or conduct traffic diversion, prohibits livestream selling or other improper-profit activities, prohibits the disclosure of patient personal information or the display of identifiable patient images, pictures or text without authorization, and prohibits fabricated cases, exaggerated treatment effects and other misleading content. It also requires medical institutions to establish account filing, dynamic management, daily monitoring and regular inspection mechanisms over medical personnel’s internet health science popularization activities.

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

Contractual Arrangements with respect to Target Equity Interests

Pursuant to the Foreign Investment Catalog 2015, which became effective in April 2015, foreign investors in PRC medical institutions can only conduct investment activities through joint ventures. The foreign shareholding in these entities is limited to 70.0% as stipulated in the JV Interim Measures since the effective date of the Foreign Investment Catalog 2015. We historically held more than 70.0% equity interest in certain of our PRC subsidiaries that are medical institutions which we acquired or established after the effective date of the Foreign Investment Catalog 2015. Due to such restriction, we had decreased our shareholding to no more than 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. Between 2018 and 2025, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Mr. Zhou Qiuming, Shenzhen Pengai Investment, the Relevant Subsidiaries, Ms. Ma Xiuhua, and Ms. Ding Wenting regarding the Target Equity Interests. Some of these Relevant Subsidiaries were deregistered or divested during this period. However, the remaining Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws. Reference is made to the 6-K report of the Company filed with the SEC on August 17, 2023. As of December 31, 2025, Dr. Zhou Pengwu had concluded the transfer of his shares in four of the relevant subsidiaries to Mr. Zhou Qiuming, with one subsidiary remaining unaffected, namely Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd.

Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 24.1%, 24.9% and 25.0% of our total revenue in 2023, 2024 and 2025, respectively. Our revenue is not affected by the Contractual Arrangement as we own 65% or more direct equity interest in each of the Relevant Subsidiary and do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries. To specifically clarify, as Shanghai Pengai Xiuqi is a subsidiary of Shanghai Pengai, our indirect ownership in Shanghai Pengai Xiuqi is calculated by multiplying our 65% direct equity interest in Shanghai Pengai by Shanghai Pengai’s 80% direct ownership in Shanghai Pengai Xiuqi, resulting in an effective 52% ownership stake. We incurred net loss of RMB58.5 million in the year ended December 31, 2025. Excluding the Contractual Arrangement in the Relevant Subsidies, a net loss of RMB58.2 million would be attributable to equity holders of our Company.

	Share percentage registered under the China State Administration for Market	Treatment centers’ revenue and net profit with Contractual Arrangement including minority interests in 2025 (RMB)		Treatment centers’ net profit without Contractual Arrangement including minority interests in 2025 (RMB)
Treatment centers	Regulation	Revenue	Net profit/(loss)	Net profit/(loss)
Shenzhen Pengai Xiuqi	67%	57,187,258	2,078,086	1,517,003
Guangzhou Pengai Xiuqi	70%	12,351,507	(4,652,463)	(4,512,889)
Shanghai Pengai	65%	52,529,087	2,611,115	2,219,448
Shanghai Pengai Xiuqi (formerly known as Shanghai Pengai Jiahong)	52%	3,331,211	(2,370,431)	(2,085,980)
Beijing Pengai	70%	23,632,530	(3,399,914)	(2,549,935)
Yantai Pengai	71%	31,819,133	175,583	133,443

Group consolidated statements without Contractual Arrangement in 2025 (RMB)
Revenue	Net profit/(loss)	Profit/(loss) attributable to owners of the Company
722,854,837	(58,187,690)	(57,466,818)

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

In the opinion of Dacheng Law Offices LLP (Wuhan), our PRC counsel, (i) the above Contractual Arrangements currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and (ii) the agreements under the Contractual Arrangements among Mr. Zhou Qiuming or Dr. Zhou Pengwu, Shenzhen Pengai Investment and Relevant Subsidiaries are governed by PRC laws or regulations, are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not contravene applicable PRC laws or regulations currently in effect.

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

The following table sets forth the number of lease agreements by expiry year.

Number of
Expiry year	leases
2025	9
2026	3
2027+	9

Item 4.A. Unresolved Staff Comments

Not applicable.

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

Further Divestment of Treatment Centers to Enhance Operating Efficiency

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

Cost of sales and services rendered

Our ability to control costs and expenses affects our profitability. Salaries in the medical treatment industry in China have generally been increasing in recent years, and we seek to offer competitive wages and other benefits to recruit and retain quality medical professionals. In addition, our cost of inventories and consumables has been relatively significant during the past few years, comprising 56.8%, 56.1%, and 55.5% of our cost of sales and services rendered in 2023, 2024 and 2025, respectively. Cost of inventories and consumables is affected primarily by the number of procedures we perform.

Successful marketing of our services

In order to enhance public recognition of our brand and new treatment procedures or services in both existing and new markets, we advertise through various media platforms. We utilize various marketing tools, including advertising on traditional media and online channels, hosting promotional events and circulating promotional materials, to attract new customers, retain our existing customers and increase customers’ spending. We have been seeking to optimize the marketing channels we use, and to deepen our cooperation with new media marketing channels such as Meituan, Dianping, So-Young and Xiaohongshu, in order to improve the efficiency of our sales and marketing efforts. Our advertising and marketing expenses were RMB164.2 million, RMB162.3million and RMB157.1million (US$22.5 million) in 2023, 2024 and 2025, respectively, accounting for 24.1%, 21.5% and 21.7% respectively, of our revenue for the same periods. The effectiveness of our marketing and promotional efforts will directly impact our revenue and profitability.

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

Seasonality

During 2024 and 2025, we have experienced relatively higher customer visits in the second half of each financial year, which was mainly because we experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2024 and 2025.

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

On February 23, 2024, Focus Report, a comprehensive news program launched by China Central Television on April 1, 1994, aimed at providing in-depth news coverage, aired “Medical Aesthetics Livestream: Boosting Sales or Causing Trouble, “ which clearly pointed out that aesthetics medical falls under medical activities, and the majority of current livestreams promoting “sales” in aesthetic medical industry are suspected of illegally advertising medical services. Some livestreams selling aesthetic medical products engage in extensive false advertising, who use low prices to attract viewers online, then demand additional fees or purchases of other products or services offline, deliberately misleading and defrauding consumers, and selling multiple non-compliant products. Halting these livestreams is significant as it reinstates the medical essence of aesthetic medical industry. The combination of high-quality aesthetic medical products and offline services from reputable institutions fosters a robust industry ecosystem, promoting compliance and healthy growth. This may ultimately benefit company like us, who is known for adhering to regulations.

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

	For the year ended December 31,
	2023		2024		2025
	RMB		RMB		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	234,811	34.4%	235,624	31.2%	246,172	35,202	34.1%
Energy-based treatments	240,063	35.2%	322,212	42.6%	294,910	42,172	40.8%
Sub-total of non-surgical aesthetic medical services	474,874	69.6%	557,836	73.8%	541,082	77,374	74.9%
Surgical aesthetic medical services	143,057	21.0%	125,369	16.6%	126,790	18,131	17.5%
Sub-total of aesthetic medical services	617,931	90.6%	683,205	90.4%	667,872	95,505	92.4%
General healthcare services and other aesthetic medical services	64,656	9.4%	72,466	9.6%	54,983	7,862	7.6%
Total	682,587	100.0%	755,671	100.0%	722,855	103,367	100.0%

We had a total revenue of RMB722.9 million (US$102.4 million) in 2025, representing an decrease of 4.3% from RMB755.7 million in 2024, primarily due to challenging market conditions and a strategic shift in business focus.

Our revenue primarily depends on the number of aesthetic procedures performed and average spending by our customers per aesthetic procedure. The following table sets forth certain of our operating data for the periods indicated.

	For the year ended December 31,
	2023	2024	2025
Number of aesthetic procedures performed
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	90,872	108,165	108,411
Energy-based treatments	398,851	515,913	497,358
Sub-total	489,723	624,078	605,769
Surgical aesthetic medical services	33,865	31,056	27,227

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Average spending by our customers per aesthetic procedure
Non-surgical aesthetic medical services	970	894	893	128
Minimally invasive aesthetic treatments	2,584	2,178	2,271	325
Energy-based treatments	602	625	593	85
Surgical aesthetic medical services	4,224	4,037	4,657	666

From 2024 to 2025, the overall trend of average spending by our customers per aesthetic procedure had generally declined due to a number of factors. For example, as part of our marketing strategy, we encourage potential customers to try out our services by offering a small number of low-ASP treatments; in addition, in order to increase utilization of our equipment, we from time to time offer promotional events to attract new customers; and as such we may adjust our pricing policy in response to increased competition and the decrease in cost of materials, such as hyaluronic acid. These measures have negatively contributed to our overall average spending by customers per procedure, but we believe these measures are beneficial to our overall profitability and long-term growth.

Aesthetic medical services (surgical and non-surgical)

Our aesthetic medical services consist of surgical and non-surgical aesthetic medical services. Our revenue from aesthetic medical services was RMB617.9 million, RMB683.2 million and RMB667.9 million (US$95.5 million) in 2023, 2024 and 2025, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 90.5%, 90.4% and 92.4 % in 2023, 2024 and 2025, respectively. The total revenue from aesthetic medical services for 2025 decreased by2.2% primarily due to the decrease in our energy-based treatments segment.

●	Non-surgical aesthetic medical services. Our non-surgical aesthetic medical services primarily consist of services such as injection treatments, energy-based treatments and thread lifts. Our revenue from non-surgical aesthetic medical services was RMB474.9 million, RMB557.8 million and RMB541.1 million (US$77.4million) in 2023, 2024 and 2025, respectively. Revenue from non-surgical aesthetic medical services as a percentage of our total revenue was 69.6%, 73.8% and 74.9% in 2023, 2024 and 2025, respectively.

●	Surgical aesthetic medical services. Our surgical aesthetic medical services primarily consist of services such as eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction. Our revenue from surgical aesthetic medical services was RMB143.1 million, RMB125.4 million and RMB126.8 million (US$18.1 million) in 2023, 2024 and 2025, respectively. Revenue from surgical aesthetic medical services as a percentage of our total revenue was 21.0%, 16.3% and 17.5% in 2023, 2024 and 2025, respectively. The total revenue from surgical aesthetic medical services for 2025 increased by 1.1% primarily attributable to our strategic realignment of business priorities toward surgical aesthetic medical services, which offer higher gross profit margins.

General healthcare services and other aesthetic medical services

General healthcare services and other aesthetic medical services primarily consist of a range of medical services, such as internal medicine, urology, gynecology and obstetrics treatments, as well as various other aesthetic medical treatments, such as dentistry, dermatology and hair loss treatments. Our revenue from general healthcare services and other aesthetic medical services was RMB64.7 million, RMB72.5 million and RMB55.0 million (US$7.9 million), respectively, representing 9.4%, 9.6% and 7.6% of our total revenue, respectively, in 2023, 2024 and 2025. The total revenue from general healthcare services and other aesthetic medical services for 2025 decreased by 24.1% primarily driven by Shenzhen Pengcheng’s decrease in other aesthetic medical services.

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

In 2023, 2024 and 2025, our cost of sales and services rendered amounted to RMB360.5 million, RMB417.9 million and RMB388.6 million (US$55.6 million), respectively, representing 52.8%, 55.3% and 53.8% of our total revenue, respectively.

Gross margin

The table below sets forth a breakdown of our gross margin by service offering for the periods indicated.

	Gross margin
	for the year ended December 31,
	2023	2024	2025
Non-surgical aesthetic medical services	45.0%	43.5%	43.3%
Minimally invasive aesthetic treatments	45.2%	40.5%	44.6%
Energy-based treatments	44.8%	45.7%	42.3%
Surgical aesthetic medical services	56.8%	54.7%	58.0%
General healthcare services and other aesthetic medical services	40.9%	36.5%	47.7%
Overall	47.2%	44.7%	46.2%

The increase in gross margin from 2024 to 2025 is mainly due to the increase in surgical aesthetic medical services, which provide higher gross profit margin.

Selling expenses

Selling expenses primarily consist of advertising and marketing expenses, and the employee benefit expenses for our sales team. In 2023, 2024 and 2025, our selling expenses amounted to RMB232.3 million, RMB241.0 million and RMB226.4 million (US$32.4 million), respectively, representing34.0%, 31.9% and 31.3% of our revenue in the corresponding period. The selling expenses decreased by 6.1% to RMB226.4 million (US$32.4 million) from RMB241.0 million in 2024, primarily due to our cost control measures.

General and administrative expenses

General and administrative expenses primarily consist of employee benefit expenses for our management team, as well as the utility and office expense and rental expense incurred in relation to our administrative staff. In 2023, 2024 and 2025, our general and administrative expenses amounted to RMB138.6 million, RMB100.8 million and RMB102.7 million (US$14.7 million), respectively, representing 20.3%, 13.3% and 14.2% of our revenue in the corresponding period. The general and administrative expenses in 2025 slightly increased by1.9%.

Impairment of non-current assets

We designated our goodwill, tradenames and property, plant and equipment as a non-financial asset. They were tested annually for impairment. We recorded an impairment of non-current assets of RMB314.0 million in 2021. We recognized no impairment loss in 2023, 2024 and recognized impairment of RMB0.5 million (US$0.1 million) in 2025. The impairment was identified in 2021 primarily due to our strategic restructuring and impairment assessments at cash-generating unit level, as the recoverable amounts for certain cash-generating units were lower than their carrying amounts. For 2025, goodwill impairment was recognised mainly driven by downward revision of future cash flow projections. Relevant impairments are non-operating and non-cash items.

Income tax expense

Our income tax expense consists of current income taxation and deferred income tax credit or charge. Our subsidiaries established and operated in the PRC are subject to PRC enterprise income tax at the rate of 25%. The following table shows a breakdown of our income tax expense for the periods indicated.

	For the year ended on December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Current income taxation:
—PRC enterprise income tax	1,000	355	1,269	182
Deferred income tax (credit)/charge	(16,136)	23,371	28,080	4,015
Total	(15,136)	23,726	29,349	4,197

Our effective tax rates were (27.5)%, 1,763.1% and 118.7% for the years ended December 31, 2023, 2024 and 2025, respectively, which fluctuation was mainly due to the tax loss not recognized, reversal of deferred income tax and certain other non-tax deductible expenses such as professional fees in relation to our financing activities but are not capitalized.

The income tax expense as a percentage of adjusted (loss)/profit before income tax is presented as a supplemental disclosure because it is used by us to analyze the fluctuation of income tax expenses. However, adjusted (loss)/profit before income tax is a non-IFRS financial measure and should not be considered in isolation or construed as an alternative to loss before income tax as an indicator normally included in IFRS-based financial results. Adjusted (loss)/profit before income tax presented in this annual report may not be comparable to other similarly titled measurements of other companies. The following table provides a quantitative reconciliation of adjusted (loss)/profit before income tax to its most directly comparable IFRS measurement, loss before income tax:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Loss before income tax	(55,058)	(1,347)	(24,719)	(3,535)
Adjusted for:
Fair value loss of convertible note	116	—	—	—
Gains on conversion of convertible note	(20,420)	—	—	—
Share-based compensation expenses	7,514	—	—	—
Expire of convertible note	—	1,817	—	—
Professional fees	16,030	5,783	5,681	812
Loss on disposal of subsidiaries	6,045	2,106	7,195	1,029
Loss on disposal of property	—	—	4,807	687
Government grant	—	(1,650)	—	—
Employee reward payments	—	—	5,063	724
Gain arising from loss of conversion right of convertible note	—	(97)	—	—
Compensation to former shareholders	—	—	10,084	1,442
Impairment of goodwill	—	—	500	72
Adjusted (loss)/ profit before income tax for the year	(45,773)	6,612	8,611	1,231
Effective tax rate based on adjusted (loss)/profit before income tax	(33.1)%	(358.9)%	(340.8)%

Our income tax expense as a percentage of the adjusted (loss)/profit before income tax for the years ended December 31, 2023, 2024 and 2025 were (33.1)%, (358.9)% and (340.8)%, respectively.

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

U.S. Federal Corporate Income Tax

The U.S. federal corporate income tax rate is 21%. During the periods under review, we did not incur any U.S. federal corporate income tax as there was no estimated assessable profit subject to U.S. federal corporate income tax.

British Virgin Islands

Dragon Jade Holdings Limited was incorporated in the British Virgin Islands and conducts its primary business operations through its subsidiaries. Under the current laws of the British Virgin Islands, companies incorporated in the BVI are not subject to income tax or capital gains tax. In addition, no withholding tax is imposed in the BVI on dividend payments distributed by the company to its shareholders.

Results of operations

The following table sets forth our results of operations for the periods indicated in absolute amounts and as a percentage of revenue.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Revenue	682,587	755,671	722,855	103,367
Cost of sales and services rendered	(360,540)	(417,885)	(388,608)	(55,570)
Gross profit	322,047	337,786	334,247	47,797
Selling expenses	(232,254)	(241,043)	(226,362)	(32,369)
General and administrative expenses	(138,605)	(100,785)	(102,650)	(14,679)
Finance income	78	404	138	20
Finance costs	(14,474)	(8,717)	(8,749)	(1,251)
Other gain/(loss) net	8,420	(1,139)	(20,812)	(2,977)
Fair value loss of convertible note	(116)	—	—	—
Fair value (loss)/gain of investment properties	(154)	12,147	(31)	(4)
Impairment of goodwill	—	—	(500)	(72)
Loss before income tax	(55,058)	(1,347)	(24,719)	(3,535)
Income tax credit/(expense)	15,136	(23,726)	(29,349)	(4,197)
Loss for the year	(39,922)	(25,073)	(54,068)	(7,732)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our revenue decreased by 4.3% to RMB722.9 million (US$102.4 million) in 2025 from RMB755.7 million in 2024, primarily due to the decrease in our energy-based treatments segment.

Non-surgical aesthetic medical services

Revenue from non-surgical aesthetic medical services decreased by 3.0% to RMB541.1 million (US$77.4 million) in 2025 from RMB557.8 million in 2024, primarily driven by decrease in our energy-based treatments segment.

Surgical aesthetic medical services

Revenue from surgical aesthetic medical services increased by 1.1% to RMB126.8 million (US$18.1 million) from RMB125.3 million in 2024, primarily attributable to our strategic realignment of business priorities toward surgical aesthetic medical services, which offer higher gross profit margins.

General healthcare services and other aesthetic medical services

Revenue from general healthcare services and other aesthetic medical services decreased by 24.1% to RMB55.0 million (US$7.9 million) from RMB72.4 million in 2024, primarily driven by Shenzhen Pengcheng’s decrease in other aesthetic medical services.

Cost of sales and services rendered

Cost of sales and services rendered decreased by 7.0% to RMB417.9 million (US$57.3 million) from RMB360.5 million in 2023, primarily attributable to a corresponding decline in revenue.

Gross profit

As a result of the foregoing, our gross profit decreased by 1.0% to RMB 334.2million (US$47.8 million) from RMB337.8 million in 2024. Our gross margin increased to 46.2% from 44.7% in 2024 primarily due to our strategic realignment of business priorities toward surgical aesthetic medical services, which offer higher gross profit margins.

Non-surgical aesthetic medical services

Our gross margin for non-surgical aesthetic medical services decreased to 43.3% from 43.5% in 2024. Our gross margin for minimally invasive aesthetic treatments increased to 44.6% from 40.5% in 2024 and our gross margin for energy-based treatments decreased to 42.3% from 45.7% in 2024.

In 2025, non-surgical aesthetic medical services took account for 95.7% of our total treatments in terms of the number of treatments, which increased from 95.3% in 2024.

Surgical aesthetic medical services

The gross margin for surgical aesthetic medical services increased to 58.0% from 54.7% in 2024.

General healthcare services and other aesthetic medical services

The gross margin for general healthcare services and other aesthetic medical services increased to 47.7% from 36.5% in 2024.

Selling expenses

Selling expenses decreased by 6.1% to RMB226.4 million (US$32.4 million) in 2025 from RMB241.0 million in 2024. Selling expenses as a percentage of our total revenue decreased to 31.3% from 31.9% in 2024.

General and administrative expenses

General and administrative expenses increased by 1.9% to RMB102.7 million (US$14.7 million) from RMB100.8 million in 2024.

Finance costs

Finance costs amounted to RMB 8.7 million (US$1.2 million), which was basically consistent with that in 2024.

Other gains/(losses), net

We recorded other losses, net of RMB20.8 million (US$3.0 million) in 2025 compared to a gain of RMB1.1 million in 2024, primarily due to the deregistration of subsidiaries and disposal of property.

Income tax expense

We recorded an income tax expense of RMB29.3 million (US$4.2 million) as compared to an income tax expense of RMB23.7 million in 2024.

Loss for the year

As a result of the foregoing, our net loss was RMB54.1 million (US$7.7 million) in 2025, compared with a net loss of RMB25.1 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 with those for the year ended December 31, 2023, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year ended December 31, 2024 compared to year ended December 31, 2023” of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2025.

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

We had net current liabilities of RMB294.1 million as at December 31, 2025, which included current borrowings of RMB129.1 million. We had an operating profit of RMB 5.2million and net operating cash outflows of RMB11.9 million for the year ended December 31, 2025.

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

Cash flows

The following table presents selected cash flow data from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	74,286	79,669	(12,226)	(1,749)
Net cash used in from investing activities	(52,246)	(30,317)	(279)	(40)
Net cash generated/(used in) from financing activities	29,062	(68,550)	29,928	4,280
Net increase/(decrease) in cash and cash equivalents	51,102	(19,198)	17,423	2,491
Cash and cash equivalents at beginning of the year	12,161	62,336	42,836	6,125
Effect of changes in foreign exchange rates	(927)	(302)	—	—
Cash and cash equivalents at the end of the year	62,336	42,836	60,259	8,616

Net cash generated from operating activities

Our net cash used in operating activities in 2025 was RMB12.2 million (US$1.7 million), primarily reflecting our loss before income tax as adjusted for non-cash items, including finance costs of RMB8.7 million (US$1.2 million), depreciation of property, plant and equipment of RMB58.3 million (US$8.3 million), loss on disposal of property, plant and equipment of RMB5.4 million (US$0.8 million), loss on ceased operation of subsidiaries of RMB7.2 million (US$1.0 million).

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

Net cash used in investing activities

Our net cash used in investing activities in 2025 was RMB0.3 million (US$0.04 million). primarily reflecting the increase arising from the purchase of property, plant and equipment, which is primarily attributable to significant expenditure on hospital renovation works and the purchase of more advanced medical equipment.

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

Net cash generated/(used in) from financing activities

Our net cash generated from financing activities in 2025 was RMB29.9 million (US$4.3 million), primarily reflecting proceeds from borrowing of RMB163.2 million (US$23.3 million), partially offset by repayment of borrowings of RMB84.9 million (US$12.1 million).

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

Indebtedness

Bank borrowings

The principal banks on our borrowings are Bank of Beijing, Huaxia Bank and China Everbright Bank. As of December 31, 2025, the outstanding principal balance of these loans were RMB44.1 milllion, RMB40.2 million and RMB10.0 million, respectively.

Financial Lease from other financial institution

In 2025, we entered into financial lease arrangements with third-party financial institution. As of December 31, 2025, the total outstanding principal balance of these borrowings was RMB49.5 million (US$7.1 million).

The loan and credit facility are guaranteed by our subsidiary and our related parties, and secured by some of their properties and/or our properties. The effective interest rate on these bank and other borrowings was 3.92% in 2025. Some of these borrowings have financial covenant requirements.

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

We also entered into a Warrant Agreement with ADV, under which we were required to pay US$2.7 million to ADV to settle the financial liability under the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Company, the Founders on September 15, 2020) term in the Convertible Note Purchase Agreement. ADV agreed to postpone our cash payment date of US$2.7 million to December 2024 or, at its discretion, convert such amount at the price of RMB4.67 per ordinary share at any time during this period. ADV did not exercise its warrants, which expired on December 15, 2024, to convert the US$2.7 million Exit Payment into our ordinary shares. The balance of Exit Payment which is US$1.9 million as at December 31, 2025.

Capital expenditures

Our capital expenditure in 2025 was RMB7.0 million (US$1.0 million), attributable to the purchase of property, plant and equipment and intangible assets, which mainly consists of machinery and equipment, including RMB1.5 million (US$0.2 million) for Pengcheng Hospital, RMB2.5 million (US$0.5 million) for Shenzhen Pengai, RMB0.7 million (US$0.1 million) for Haikou Pengai, RMB1.5 million (US$0.2 million) for Huizhou Pengai, RMB0.3 million(US$0.0 million) for Shenzhen Pengai Xiuqi, RMB0.3 million(US$0.0 million) for Yantai Pengai, RMB 0.1 million(US$0.0 million) for Beijing Pengai, and RMB 0.1 million(US$0.0 million) for Shenzhen Pengai Hospital Investment Management.

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

We did not have any off-balance sheet arrangements as of December 31, 2025.

Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2025. Amounts we pay in future periods may vary from those reflected in the table.

		Less than			More than
	Total	1 year	1 to 2 years	2 to 5 years	5 years
	RMB in thousands
Operating lease obligations(1)	154,776	31,996	28,485	72,990	21,305
Borrowings	144,252	129,081	15,171	—	—
Total	299,028	161,077	43,656	72,990	21,305

Note:

(1)	We lease premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital (finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2025.

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

5.C. Research and Development, Patents and Licenses, etc.

We did not have in place research and development plans, and did not incur research and development expenses from January 1, 2023 to December 31, 2025. As of December 31, 2025, we had (i) 37 registered trademarks, 32 of which are in mainland China and 5 in Hong Kong, (ii) 40 registered domain names, of which all are registered in mainland China, and (iii) 2 registered patents, of which all are registered in mainland China. For more details, see “Item 4. Information on the Company—4.B. Business Overview—Intellectual property”.

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

Other than the above, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Goodwill impairment assessment

Goodwill and Property, Plant and Equipment Impairment Assessment

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over our interest in the fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of the non-controlling interests in the acquiree. Property, plant and equipment consist of tangible long-term assets held for use in the Company’s operations, which are carried at cost less accumulated depreciation and accumulated impairment losses.

Our management tests annually whether goodwill and property, plant and equipment have suffered any impairment. For the purpose of impairment testing, goodwill has been allocated to individual cash-generating units, or CGUs, and property, plant and equipment are attributed to the respective CGUs or groups of CGUs where the underlying assets are utilised. All long-lived assets including goodwill and property, plant and equipment are reviewed for impairment based on forecast operating performance and future cash flows. The recoverable amounts of relevant CGUs and asset groups have been determined based on value-in-use calculations. These calculations require the extensive use of management judgements and estimates. The value-in-use calculations primarily adopt cash flow projections based on financial budgets approved by management. There are a number of significant assumptions and estimates involved in the preparation of cash flow projections for the period covered by the approved budgets. Key assumptions include the expected revenue and margin growth rates, timing and scale of future capital expenditures, operating cost trends, useful lives of tangible assets and the selection of appropriate discount rates to reflect the inherent risks of the relevant CGUs and industry environment. Our management prepares the financial budgets reflecting historical actual performance, prior year operating results and forward-looking market development expectations. Our assessment indicated that reasonably possible adverse changes in the key assumptions on which value-in-use calculations are based would not cause the carrying amounts of goodwill and property, plant and equipment within individual CGUs to exceed their respective recoverable amounts, and accordingly, no material impairment charge was recognised.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Positions(s)
Zhang Chen(1)	40	Executive Co-chairman of the Board
Zhou Pengwu	71	Non-executive Co-chairman of the Board
Wu Binhua(2)	44	Director
Laurena Wu(3)	42	Director
Wu Binqi(4)	40	Director
Zhang Changsuo	45	Director
Zhou Xichun(5)	29	Director
Liu Bo	55	Director
Chen Feng	41	Independent Director
Lin Yingzhou	67	Independent Director
Li Yanyun	45	Independent Director
Hu Qing	62	Chief Operating Officer
Wu Guanhua	44	Chief Financial Officer

(1)	Mr. Zhang is the spouse of Ms. Wu Binhua, the brother-in-law of Ms. Laurena Wu and Ms. Wu Binqi, who are also directors of the Board, and the son-in-law of Mr. Wu Guiqian, our ultimate controller.

(2)	Ms. Wu Binhua is the spouse of Mr. Zhang Chen, the newly appointed executive co-chairman of the Board, and the daughter of Mr. Wu Guiqian and the sister of Ms. Laurena Wu and Ms. Wu Binqi.

(3)	Ms. Laurena Wu is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Wu Binqi.

(4)	Ms. Wu Binqi is the daughter of Mr. Wu Guiqian and the sister of Ms. Wu Binhua and Ms. Laurena Wu.

(5)	Mr. Zhou Xichun is the son of Dr. Zhou Pengwu.

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

6.B. Compensation

Compensation of directors and executive officers

For the year ended December 31, 2025, we paid an aggregate of RMB13.7 million (US$2.0 million) in cash and other benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Audit committee. Our audit committee currently consists of Ms. Li Yanyun, Mr. Lin Yingzhou and Mr. Chen Feng (replaced Ms. Xu Tianqing on October 30, 2024), and is chaired by Ms. Li Yanyun. Each of them satisfies the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors who satisfy the SEC requirements. We have determined that Ms. Li Yanyun qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

(a)	Number and Composition of the Board of Directors. The number of directors shall constitute the Board of Directors shall be no more than eleven (11) persons. Specifically, (i) Jiechuang shall have the right to designate, appoint, remove from the office, replace and reappoint four (4) directors; (ii) Wanda shall have the right to designate, appoint, remove from the office, replace and reappoint two (2) directors; (iii) Hawyu (HK) Limited shall have the right to designate, appoint, remove from the office, replace and reappoint one (1) director; (iv) (A) if the Founders hold in the aggregate no less than five percent (5%) of the issued shares of the Company, Seefar Global Holdings Limited shall have the right to designate, appoint, remove from the office, replace and reappoint two (2) directors; (B) if the Founders and their affiliates hold in the aggregate no less than two percent (2%) but less than five percent (5%) of the issued shares of the Company, Seefar Global Holdings Limited shall have the right to designate, appoint, remove from the office, replace and reappoint one (1) director (for the avoidance of doubt, Seefar Global Holdings Limited shall not have the right to appoint a director in any other circumstances); and (v) if ADV and/or its affiliates hold no less than ten percent (10%) of the issued shares of the Company, it shall have the right (but not the obligation) to designate, appoint, appoint, remove from the office, replace and reappoint up to two (2) directors. The Directors appointed by Jiechuang shall include at least one (1) independent director, the Directors appointed by Wanda shall include at least one (1) independent director, and the Directors appointed by ADV shall include at least one (1) independent director, so as to satisfy the requirements for directors on the U.S. NASDAQ Stock Exchange of “independency” despite our company no longer being listed on Nasdaq as of this annual report. For the avoidance of doubt, any employee of ADV or its affiliates can serve as the one (1) independent director appointed by ADV.

(b)	Resignation and Removal of Directors: if a Director fails to satisfy the condition that the shareholders hold the relevant outstanding shares of the Company as specified in the above section (a), or is otherwise no longer suitable to act as a Director (“Cause of Resignation”), such Director shall submit his or her written resignation to the Company within five (5) Business Days after the occurrence of such resignation. In addition, a Director shall only be removed by the shareholder who appointed such Director at any time with or without cause upon written notice to the Board of Directors. However, any Director shall be removable by the Board of Directors in cases of fraud, gross negligence or gross fault, breach of his duties as a Director or where the Director no longer satisfies the condition that the shareholders hold the corresponding issued shares under the above section (a), and does not give his resignation within a prescribed period of time.

(c)	Indemnification and Insurance: The Company shall purchase and maintain D&O liability insurance policies for the Directors, in an amount and with companies satisfactory to the Board. The charter documents of the Company shall at all times provide that the Company shall indemnify each Director against all claims and liabilities incurred by him by reason of the exercise of any powers or the performance of any duties in his capacity as a Director to the fullest extent permitted by the laws of the Cayman Islands.

(d)	Chairman of the Board: The Board shall have two (2) co-chairmen, one of whom shall be the Executive Chairman who shall be the Director appointed by Wanda and Jiechuang, and the other of whom shall be the Non-executive Chairman and shall be Dr. Zhou Pengwu. (for the avoidance of doubt, Dr.Zhou Pengwu (current executive director of the Company) will be designated as a non-executive director of the Company on or about the date of the SPA Closing). The Executive Chairman shall take full charge of the Company’s daily management and business operation, while the Non-executive Chairman shall take charge of cultural affairs such as the dissemination of core values and shall not participate in any actual daily management and business operation of the Company.

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

6.D. Employees

Overview

We had 1,286, 1,309 and 1,139 employees (full-time) in our wholly- or majority-owned medical institutions as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth certain information about our employees by function as of December 31, 2025.

	Number of	Percent of total
Function(1)	Employees*	employees
Management	4	0.4%
Doctors	114	10.0%
Other Medical Staff(2)	282	24.8%
Sales and Marketing	166	14.6%
Image Consultants	94	8.3%
Customer Service	270	23.7%
Finance and Accounting	66	5.8%
Human Resource and Administration	103	9.0%
Auxiliary Medical Staff(3)	40	3.4%
Total	1,139	100%

Notes:

(1)	Includes full-time numbers.

(2)	Includes nurses and medical technicians who are required to hold licenses.

(3)	Includes unlicensed medical staff who perform auxiliary functions during treatments.

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

Qualified medical professionals

The qualification and expertise of doctors are vital to the quality of our healthcare services and our competitiveness. As of December 31, 2025 all of our 156 doctors (full-time and part-time) had obtained Doctor Qualification Certificates, and all our nursing staff have obtained Nurse Practice Certificates.

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

As of December 31, 2025, our team of 156 doctors (including full-time and part-time) comprised 3 chief physician, 24 associate-chief physicians, 58 attending physicians, 71 resident physicians in China. The majority of our doctors worked exclusively at our treatment centers while 23 of our doctors split their practice with other hospitals as of December 31, 2025. Our doctors typically receive compensation in the form of a salary plus bonus based on the number of procedures performed. Our doctors were supported by 282 other medical staff, including nurses and pharmacists, as of December 31, 2025.

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

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and executive officers *:
Zhang Chen	—	—
Zhou Pengwu(1)	6,947,842	4.8%
Wu Binhua	—	—
Laurena Wu(2)	33,431,735	21.9%
Wu Binqi	—	—
Zhang Changsuo	—	—
Zhou Xichun(3)	642,597	0.4%
Chen Feng	—	—
Lin Yingzhou	—	—
Li Yanyun	—	—
Hu Qing(3)	1,142,984	0.8%
Wu Guanhua(3)	1,489,455	1.0%
All executive officers and directors as a group	43,654,613	28.6%
Principal shareholders:
MY Universe (HK) Limited(4)	36,402,570	24.9%
Hawyu (HK) Limited(5)	21,413,276	14.7%
Australia Wanda International Company Limited(6)	33,431,735	21.9%
Seefar Global Holdings Limited(7)	6,947,842	4.8%
Jubilee Set Investments Limited(8)	4,248,972	2.9%
Peak Asia Investment Holdings V Limited(9)	27,665,768	18.9%
Shengli Family Limited(10)	1,128,750	0.8%

*	The business address of all directors and officers is 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China.

(1)	Represents 6,947,842 ordinary shares held by Seefar Global Holdings Limited as further disclosed in note (7) below Dr. Zhou Pengwu and Ms. Ding Wenting, the beneficial owner of Jubilee Set Investments Limited are spouses and each of Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to have the beneficial ownership of the shares held by each other.

(2)	Represents (i) 27,007,752 ordinary shares beneficially owned by Australia Wanda International Company Limited and (ii) warrants to purchase 6,423,983 ordinary shares granted to Australia Wanda International Company Limited as further disclosed in note (6) below. Ms. Laurena Wu is the daughter of Mr. Wu Guiqian, the beneficial owner of MY Universe (HK) Limited and Hawyu (HK) Limited and each of Ms. Laurena Wu and Mr. Wu Guiqian may be deemed to have the beneficial ownership of the shares held by each other.

(3)	See “-6.B. Compensation-Share Incentive Plan” and “-Performance Incentive Plan” for a description of equity-based awards we have granted and may grant to our directors, officers and other individuals as a group.

(4)	Represents 36,402,570 ordinary shares held by MY Universe (HK) Limited. MY Universe (HK) Limited is a company incorporated in Hong Kong, which is wholly owned by Hainan Oriental Jiechuang Investment Partnership (Limited Partnership). Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) is a company incorporated in Hainan Province, China, which is invested and managed by two general partners as to Shenzhen Lafang Investment Management Co., Ltd. and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd.

(5)	Represents 21,413,276 ordinary shares held by Hawyu (HK) Limited. Hawyu (HK) Limited is a company incorporated in Hong Kong, which is wholly owned by Hainan Runming Biotechnology Co., Ltd. Hainan Runming Biotechnology Co., Ltd. is a company incorporated in Hainan Province, China, which is wholly owned by Lafang China Co., Ltd, a Chinese listed company incorporated in Guangdong Province, China.

(6)	Represents (i) 27,007,752 ordinary shares beneficially owned by and (ii) warrants to purchase 6,423,983 ordinary shares granted to Australia Wanda International Company Limited. This company, incorporated in Hong Kong, is wholly owned by Wider Huge Group Limited, which in turn is wholly owned by Ms. Laurena Wu. On December 11, 2024, Australia Wanda International Company Limited acquired 3,313,680 ordinary shares and 2,372,110 ordinary shares of our company respectively from the Founders for a nominal consideration pursuant to a settlement agreement.

(7)	Represents 6,947,842 ordinary shares held by Seefar Global Holdings Limited. Seefar Global Holdings Limited is a company incorporated in the BVI, which is wholly owned by Dr. Zhou Pengwu. The registered address of Seefar Global Holdings Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.

(8)	Represents 4,248,972 ordinary shares held by Jubilee Set Investments Limited. Jubilee Set Investments Limited is a company incorporated in the BVI, which is wholly owned by Ms. Ding Wenting. The registered address of Jubilee Set Investments Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG1110, BVI.

(9)	Represents 27,665,768 ordinary shares beneficially owned by Peak Asia Investment Holdings V Limited, which did not exercise its warrants that expired on December 15, 2024, to convert the US$2.7 million exit payment into our ordinary shares. Peak Asia Investment Holdings V Limited is a company limited by shares and registered in the BVI. Peak Asia Investment Holdings V Limited is wholly owned by Beacon Technology Investment Holdings Limited, a company registered in Hong Kong, which in turn is wholly owned by ADV Opportunities Fund I, L.P., a Cayman exempted limited partnership. The general partner of ADV Opportunities Fund I, L.P. is ADV Opportunities Fund I, GP, L.P., a Cayman exempted limited partnership whose general partner is ADV Opportunities Fund I GP Ltd, a Cayman exempted company, which is wholly owned by ADV Partners Holdings Ltd, a Cayman exempted company. ADV Partners Holdings Ltd. is in turn wholly owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Zhu Jianyi (Kenichi Shu). The registered address of Peak Asia Investment Holdings V Limited is Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, BVI. Each of Mr. Chen Feng (replaced Ms. Xu Tianqing on October 30, 2024) and Mr. Liu Bo was appointed as our director by ADV pursuant to the shareholders’ agreement dated July 20, 2022. For the purpose of this section, none of Mr. Chen Feng and Mr. Liu Bo is regarded as a beneficial owner of the shares held by ADV.

(10)	Represents 1,128,750 ordinary shares held by Shengli Family Limited, a company incorporated in the BVI, which is wholly owned by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, who was then replaced by the Company on November 30, 2023, for the benefit of the grantees under our Share Incentive Plan. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer the ordinary shares underlying the exercised share options to relevant grantees with the consent of the enforcer. In addition, the voting rights attached to those ordinary shares held by Shengli Family Limited cannot be exercised without written consent of the Company. For details, see “—6.B. Compensation of Directors and Executive Officers—Share Incentive Plan.” The registered address of Shengli Family Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, BVI.

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

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Agreements and transactions with investors

Convertible note

As at December 31, 2025 and the date of this annual report, the convertible note outstanding was nil. For details, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Indebtedness—Convertible note.”

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

As at December 31, 2025, the outstanding bank borrowing and other borrowings guaranteed by our related parties and secured by some of their properties and/or our properties was RMB144.3 million (US$20.6 million).

Lease agreement

In November 2017, Pengcheng Hospital entered into a lease agreement with Shenzhen Jiayan Investment Industrial Development Co., Ltd. or Shenzhen Jiayan, which is wholly owned by our directors, Dr. Zhou Pengwu and Ms. Ding Wenting. Pursuant to the lease agreement, Pengcheng Hospital will pay Shenzhen Jiayan a monthly rent of RMB188,521. The lease agreement expired in October 2022. As of December 31, 2025, we had a finance lease loan of RMB45.9 million (US$6.6 million) with Far East Horizon (Tianjin) Financial Leasing Co., Ltd., and a finance lease loan of RMB3.9 million (US$0.6 million) with Jiangsu Yurong Financial Leasing Co., Ltd.

Loans to directors and executive officers

In 2018, we provided loans to certain of our directors and executive officers. The loans are interest-free and payable on demand. As of December 31, 2025 and the date of this annual report, there was no outstanding loan provided by us to our directors and executive officers and the balance due from our directors and executive officers were both nil.

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

For more details, please see “Item 3.Key Information—3.D. Risk Factors—Risks relating to the ADSs —The trading price of the ADSs has been, and may continue to be, volatile due to our delisting from Nasdaq and transition to the OTCQX Best Market, potentially resulting in substantial losses for investors.” and “Item 3.Key Information—3.D. Risk Factors—Risks relating to the ADSs — We may not be able to maintain the minimum bid price for continued qualification for the OTCQX Best Market.”

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

10.E. Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Dacheng Law Offices LLP (Wuhan), our counsel as to PRC law.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

10.J. Annual Report to Security Holders

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

In 2021, interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, our post-tax results for the year would have been RMB48,070 lower/higher, mainly as a result of higher/lower interest expenses on floating rate borrowings. In 2022, 2023, 2024 and 2025, the interest rate risk was effectively mitigated through a contractual agreement with banks that secured a fixed interest rate.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our executive co-chairman and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our executive co-chairman and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our executive co-chairman and chief financial officer, to allow timely decisions regarding required disclosure.

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

Internal Control over Financial Reporting

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective. We did not identify any material weaknesses in our internal control over financial reporting during the reporting period.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The Company has maintained robust control procedures with respect to the evaluation and accounting of complex non-routine transactions. We have continued to sustain and enhance the internal control measures previously implemented, including the application of internal accounting and internal control guidance covering complex non-routine transactions, and the execution of ongoing IFRS training programs for our accounting and finance personnel.

We have consistently adopted a series of measures to further improve and optimize our internal control over financial reporting. These measures include retaining experienced senior financial officers with in-depth knowledge and extensive practical experience in complex transaction accounting, providing regular and sufficient financial reporting and IFRS professional training for finance team members, and conducting ongoing review and refinement of key financial reporting controls. The Company remains fully committed to maintaining a sound and effective internal control environment and continuously optimizing our financial reporting control system.

In the fiscal years 2023, 2024 and 2025, we have not identified any material weaknesses in our internal control over financial reporting.

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

ITEM 16. [Reserved]

Item 16.A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Li Yanyun, an independent director and chair of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act.

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

	Year Ended December 31,
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Audit fees(1)
Onestop Assurance PAC	2,627	2,228	1,958
	2,627	2,228	1,958

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with review of documents filed with the SEC and other statutory and regulatory filings.

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

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In October 2020, our board of directors announced a share repurchase program pursuant to which we would repurchase up to US$6.0 million worth of our ADSs. 45,000 ADSs were repurchased in 2020, and no ADS was repurchased from January 1, 2021 up to December 31, 2025 in the open market pursuant to the applicable share repurchase programs. As of December 31, 2025, we have not retired the treasure shares of 45,000 ADSs.

Item 16.F. Change in Registrant’s Certifying Accountant

We engaged Union Power HK CPA Limited (“Union Power”) on January 28, 2022 to audit our consolidated financial statements for the two years ended December 31, 2021 and 2022. We received the formal resignation notice dated December 13, 2023 from Union Power in December 2023. Effective on December 12, 2023, we appointed Onestop Assurance PAC (“Onestop”) as our independent registered public accounting firm for the audit of our financial results of the three fiscal years ended December 31, 2023. We did not consult Onestop on the application of accounting principles to any specified transaction or any matter that was the subject of any disagreement or reportable event, as such terms are described in Item 16F(a) of Form 20-F. The change was approved by our audit committee and board of directors.

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

On December 8, 2025, Onestop confirmed its continuation as our independent registered public accounting firm for the audit of our financial results for the financial year ending December 31, 2025.

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

Item 16.H. Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

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

ITEM 16K. Cybersecurity

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

Item 19. Exhibits

Exhibit Number
1.1	Fourth amended and restated memorandum and articles of association of the registrant, as currently in effect as amended, initially filed with the SEC on September 30, 2019 and as further amended by a special resolution passed at the annual general meeting of the Company held on 8 September 2022 (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 25, 2024)
2.1	Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-237835) filed with the SEC on April 24, 2020)
2.2	Form of registrant’s specimen American depositary receipt (included in Exhibit 2.1)
2.3	Registrant’s specimen certificate for its ordinary shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
2.4	Further amended and restated shareholder and note holder agreement between the registrant and other parties named therein dated December 31, 2018 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
2.5	Form of letter agreement in relation to the exchangeable notes between the holder and issuers of the exchangeable notes dated September 30, 2019 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
2.6	Form of the exchangeable notes between the holder and issuers of the exchangeable notes (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
2.7	Convertible note dated December 8, 2016 between the registrant and Peak Asia Investment Holdings V Limited (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
2.8	Description of Securities (incorporated herein by reference to Exhibit 2.8 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.1	Form of indemnification agreement between the registrant and directors and officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.2	Form of employment agreement between the registrant and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.3	Share incentive plan of Aesthetic Medical International Holdings Group Limited (incorporated herein by reference to Exhibit 10.55 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.4	2019 performance incentive plan of Aesthetic Medical International Holdings Group Limited (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-237835) filed with the SEC on April 24, 2020)
4.5	English translation of loan agreement dated November 5, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.6	English translation of economic interest transfer agreement dated November 5, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.7	English translation of exclusive option agreement dated November 5, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number
4.8	English translation of equity interest pledge agreement dated November 5, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.9	English translation of power of attorney dated November 5, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Yantai Pengai Jiayan Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.10	English translation of spousal consent letter dated November 5, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.11	English translation of amended and restated loan agreement dated April 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.12	English translation of amended and restated economic interest transfer agreement dated April 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.13	English translation of amended and restated exclusive option agreement dated April 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.14	English translation of amended and restated equity interest pledge agreement dated April 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.15	English translation of amended and restated power of attorney dated April 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.16	English translation of amended and restated spousal consent letter dated April 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.17	English translation of amended and restated loan agreement dated January 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.18	English translation of amended and restated economic interest transfer agreement dated January 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.19	English translation of amended and restated exclusive option agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.20	English translation of amended and restated equity interest pledge agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number
4.21	English translation of amended and restated power of attorney dated January 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.22	English translation of amended and restated spousal consent letter dated January 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.23	English translation of amended and restated loan agreement dated March 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.24	English translation of amended and restated economic interest transfer agreement dated March 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.25	English translation of amended and restated exclusive option agreement dated March 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.26	English translation of amended and restated equity interest pledge agreement dated March 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.27	English translation of amended and restated power of attorney dated March 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.28	English translation of amended and restated spousal consent letter dated March 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.29	English translation of loan agreement dated September 29, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.30	English translation of economic interest transfer agreement dated September 29, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.31	English translation of exclusive option agreement dated September 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.32	English translation of equity interest pledge agreement dated September 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.33	English translation of power of attorney dated September 29, 2018 by Dr. Zhou Pengwu and Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number
4.34	English translation of spousal consent letter dated September 29, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.35	English translation of loan agreement dated August 10, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.36	English translation of economic interest transfer agreement dated August 10, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.37	English translation of exclusive option agreement dated August 10, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.38	English translation of equity interest pledge agreement dated August 10, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.40 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.39	English translation of power of attorney dated August 10, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shenzhen Pengai Xiuqi Aesthetic Medical Hospital (incorporated herein by reference to Exhibit 10.41 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.40	English translation of spousal consent letter dated August 10, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.42 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.41	English translation of loan agreement dated October 29, 2018 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.43 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.42	English translation of economic interest transfer agreement dated October 29, 2018 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.44 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.43	English translation of exclusive option agreement dated October 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.45 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.44	English translation of equity interest pledge agreement dated October 29, 2018 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.46 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.45	English translation of power of attorney dated October 29, 2018 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Changsha Pengai Aesthetic Medical Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.47 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.46	English translation of spousal consent letter dated October 29, 2018 by Ding Wenting (incorporated herein by reference to Exhibit 10.48 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.47	English translation of loan agreement dated January 1, 2019 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 10.49 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)

Exhibit Number
4.48	English translation of economic interest transfer agreement dated January 1, 2019 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.50 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.49	English translation of exclusive option agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.51 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.50	English translation of equity interest pledge agreement dated January 1, 2019 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.52 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.51	English translation of power of attorney dated January 1, 2019 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. (incorporated herein by reference to Exhibit 10.53 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.52	English translation of spousal consent letter dated January 1, 2019 by Ding Wenting (incorporated herein by reference to Exhibit 10.54 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.53	English translation of the Equity Interest Transfer Agreement between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu dated April 23, 2021 (incorporated herein by reference to Exhibit 4.53 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.54	English translation of loan agreement dated April 23, 2021 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 4.54 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.55	English translation of economic interest transfer agreement dated April 23, 2021 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Beijing Aomei Yixin Investment Consultation Co., Ltd. (incorporated herein by reference to Exhibit 4.55 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.56	English translation of exclusive option agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Beijing Aomei Yixin Investment Consultation Co., Ltd. (incorporated herein by reference to Exhibit 4.56 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.57	English translation of equity interest pledge agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Beijing Aomei Yixin Investment Consultation Co., Ltd. (incorporated herein by reference to Exhibit 4.57 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.58	English translation of power of attorney dated April 23, 2021 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Beijing Aomei Yixin Investment Consultation Co., Ltd. (incorporated herein by reference to Exhibit 4.58 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.59	English translation of spousal consent letter dated April 23, 2021 by Ding Wenting (incorporated herein by reference to Exhibit 4.59 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.60	English translation of the Equity Interest Transfer Agreement between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu dated April 23, 2021 (incorporated herein by reference to Exhibit 4.60 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.61	English translation of loan agreement dated April 23, 2021 by and between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Dr. Zhou Pengwu (incorporated herein by reference to Exhibit 4.61 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).

Exhibit Number
4.62	English translation of economic interest transfer agreement dated April 23, 2021 by and among Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jiangsu Liangyan Hospital Management Co., Ltd. (incorporated herein by reference to Exhibit 4.62 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.63	English translation of exclusive option agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jiangsu Liangyan Hospital Management Co., Ltd. (incorporated herein by reference to Exhibit 4.63 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.64	English translation of equity interest pledge agreement dated April 23, 2021 by and among Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu and Jiangsu Liangyan Hospital Management Co., Ltd. (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-39088) filed with the SEC on April 30, 2021).
4.65	English translation of power of attorney dated April 23, 2021 by Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd. and Jiangsu Liangyan Hospital Management Co., Ltd.
4.66	English translation of spousal consent letter dated April 23, 2021 by Ding Wenting
4.67	English translation of supplemental real estate lease agreement dated May 9, 2017 by and between Shenzhen Pengai Aesthetic Medical Hospital and the lessor (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.68	English translation of real estate lease agreement dated February 28, 2017 by and between Shenzhen Pengcheng Hospital and the lessor (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.69	English translation of real estate lease agreement dated February 28, 2017 by and between Shenzhen Pengcheng Hospital and the lessor (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
4.70	English translation of real estate lease agreement dated March 28, 2015 by and between Shenzhen Pengai Aesthetic Medical Hospital and the lessor (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
8.1*	List of principal subsidiaries of the registrant
11.1	Code of business conduct and ethics of the registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Dacheng Law Offices LLP (Wuhan)
15.2*	Consent of Onestop Assurance PAC
16.1	Letter dated December 13, 2023 from Union Power HK CPA Limited, pertaining to the change in independent public accounting firm
97.1	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Aesthetic Medical International Holdings Group Limited

	By:	/s/ Zhang Chen
	Name:	Zhang Chen
Date: April 23, 2026	Title:	Chairman

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2024 AND 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Aesthetic Medical International Holdings Group Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aesthetic Medical International Holdings Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025 and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Company had a loss of RMB54.1 million and net current liabilities of RMB294.1 million as at December 31, 2025, and together with other conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Impairment of goodwill and property, plant and equipment

Critical Audit Matter Description

As of December 31, 2025, property, plant and equipment and goodwill amounted to RMB279.5 million and RMB29.3 million respectively. As discussed in Note 2.8 to the consolidated financial statements, goodwill is evaluated for impairment annually, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Further discussed in Note 15 to the consolidated financial statements, management reviews the business performance of each cash generating unit (“CGU”) including the related goodwill and the recoverable amount of a CGU is determined based on a value-in-use calculation. As a result, impairment tests were performed over the CGU and the fair value of each CGU is estimated using a discounted cash flow model covering a five-year period.

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

Going concern

Critical Audit Matter Description

As discussed in Note 2.1 to the consolidated financial statements, the Company had a loss of RMB54.1 million for the year ended December 31, 2025 and as of December 31, 2025, the Company had net current liabilities of RMB294.1 million. This raises substantial doubt about its ability to continue as a going concern. Management seeks to obtain the financial support from Ms. Wu Binhua, a director of the Company, and other financing to satisfy the Company’s obligations as and when they become due for at least one year from the financial statements issuance date.

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

Singapore

April 23, 2026

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Revenue	5	682,587	755,671	722,855
Cost of sales and services rendered	6	(360,540)	(417,885)	(388,608)
Gross profit		322,047	337,786	334,247
Selling expenses	6	(232,254)	(241,043)	(226,362)
General and administrative expenses	6	(138,605)	(100,785)	(102,650)
Operating result		(48,812)	(4,042)	5,235
Finance income	8	78	404	138
Finance costs	8	(14,474)	(8,717)	(8,749)
Other gains/(losses), net	9	8,420	(1,139)	(20,812)
Fair value loss of convertible note		(116)	—	—
Fair value (loss)/gain of investment properties		(154)	12,147	(31)
Impairment of goodwill		—	—	(500)
Loss before income tax		(55,058)	(1,347)	(24,719)
Income tax credit/(expense)	10	15,136	(23,726)	(29,349)
Loss for the year		(39,922)	(25,073)	(54,068)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(790)	(302)	1,502
Revaluation of investment properties upon transfer from property, plant and equipment		(1,498)	—	—
Total other comprehensive (loss)/income for the year, net of tax		(2,288)	(302)	1,502
Total comprehensive loss for the year		(42,210)	(25,375)	(52,566)
Loss attributable to:
Owners of the Company		(37,432)	(19,945)	(53,347)
Non-controlling interests		(2,490)	(5,128)	(721)
Loss for the year		(39,922)	(25,073)	(54,068)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Note	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Loss per share for loss attributable to owners of the Company (in RMB per share)
—Basic	11	(0.28)	(0.14)	(0.40)
—Diluted	11	(0.28)	(0.14)	(0.40)

Total comprehensive loss attributable to:
Owners of the Company		(39,720)	(20,247)	(51,845)
Non-controlling interests		(2,490)	(5,128)	(721)
Total comprehensive loss for the year		(42,210)	(25,375)	(52,566)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	2024	2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	12	266,235	279,514
Investment properties	14	35,058	35,027
Intangible assets	15	36,584	31,581
Prepayments and deposits	16	6,704	7,051
Deferred income tax assets	21	53,560	23,314
		398,141	376,487
Current assets
Inventories	17	14,907	18,798
Trade receivables	16	8,793	6,399
Other receivables, deposits and prepayments	16	18,379	42,190
Amounts due from related parties	29	2,156	1,656
Restricted cash	18	1,012	5,102
Cash and cash equivalents	18	42,836	60,259
		88,083	134,404
Total assets		486,224	510,891
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	19a	998	998
Treasury shares	19b	(2,023)	(2,023)
Accumulated losses		(1,198,148)	(1,251,495)
Other reserves	20	1,229,630	1,231,920
		30,457	(20,600)
Non-controlling interests		(21,111)	(22,633)
Total equity		9,346	(43,233)

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Note	2024	2025
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Borrowings	22	13,723	15,171
Lease liabilities	13	61,115	110,400
		74,838	125,571
Current liabilities
Trade payables	23	48,373	34,748
Accruals, other payables and provisions	23	43,147	42,412
Contract liabilities	24	193,931	186,066
Borrowings	22	72,215	129,081
Lease liabilities	13	32,251	25,933
Current income tax liabilities		12,123	10,313
		402,040	428,553
Total liabilities		476,878	554,124
Total equity and liabilities		486,224	510,891

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share	Treasury	Other reserves	Accumulated		Non- controlling	Total equity/
	capital	shares	(Note 20)	losses	Sub-total	interests	(deficit)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 31 December 2022 and 1 January 2023	626	(2,023)	1,028,510	(1,140,771)	(113,658)	(12,222)	(125,880)

Comprehensive loss
Loss for the year	—	—	—	(37,432)	(37,432)	(2,490)	(39,922)
Currency translation differences	—	—	(790)	—	(790)	—	(790)
Revaluation of investment properties upon transfer from property, plant and equipment	—	—	(1,498)	—	(1,498)	—	(1,498)
Total comprehensive loss for the year	—	—	(2,288)	(37,432)	(39,720)	(2,490)	(42,210)

Transactions with owners
Share-based payment	14	—	7,500	—	7,514	—	7,514
Disposal of subsidiaries (Note 26)	—	—	(5)	—	(5)	—	(5)
Distribution of dividends	—	—	—	—	—	(546)	(546)
Addition of paid-in capital	—	—	170,001	—	170,001	—	170,001
Convertible note convert into shares	338	—	24,417	—	24,755	—	24,755
Total transactions with owners	352	—	201,913	—	202,265	(546)	201,719
Balance at 31 December 2023 and 1 January 2024	978	(2,023)	1,228,135	(1,178,203)	48,887	(15,258)	33,629

Comprehensive loss
Loss for the year	—	—	—	(19,945)	(19,945)	(5,128)	(25,073)
Currency translation differences	—	—	(302)	—	(302)	—	(302)
Total comprehensive loss for the year	—	—	(302)	(19,945)	(20,247)	(5,128)	(25,375)

Transactions with owners
Expire of convertible note	20	—	1,797	—	1,817	—	1,817
Distribution of dividends	—	—	—	—	—	(225)	(225)
Repurchase from non-controlling interests	—	—	—	—	—	(500)	(500)
Total transactions with owners	20	—	1,797	—	1,817	(725)	1,092
Balance at 31 December 2024 and 1 January 2025	998	(2,023)	1,229,630	(1,198,148)	30,457	(21,111)	9,346
Comprehensive loss
Loss for the year	—	—	—	(53,347)	(53,347)	(721)	(54,068)
Ceased operation of subsidiaries	—	—	1,502	—	1,502	—	1,502
Total comprehensive loss for the year	—	—	1,502	(53,347)	(51,845)	(721)	(52,566)

Transactions with owners
Ceased operation of subsidiaries	—	—	788	—	788	—	788
Distribution of dividends	—	—	—	—	—	(801)	(801)
Total transactions with owners	—	—	788	—	788	(801)	(13)
Balance at 31 December 2025	998	(2,023)	1,231,920	(1,251,495)	(20,600)	(22,633)	(43,233)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2023	2024	2025
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	25	74,306	80,192	(10,818)
Income tax paid		(20)	(523)	(1,408)
Net cash generated from/(used in) operating activities		74,286	79,669	(12,226)
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment		11	66	6,562
Purchase of and deposit paid for property, plant and equipment		(55,244)	(30,599)	(6,903)
Purchase of and deposit paid for intangible assets		(215)	(187)	(76)
Restricted cash		1,547	—	—
Balances with related parties		717	—	—
Loan granted to a third party		—	(66,000)	(39,666)
Loan repayment from the third party		—	66,000	39,666
Interest income received		78	404	138
Proceeds from disposal of associate		80	—	—
Proceeds from disposal of subsidiaries	27	824	—	—
Proceeds from ceased operation of subsidiaries		(44)	(1)	—
Net cash used in investing activities		(52,246)	(30,317)	(279)
Cash flows from financing activities
Proceeds from borrowings		85,166	67,000	80,230
Repayment of borrowings		(130,190)	(63,045)	(21,916)
Repayment of lease liabilities		(25,672)	(38,842)	(38,836)
Proceeds from other borrowings		13,547	92,093	83,000
Repayment of other borrowings		(73,098)	(116,314)	(63,000)
Interest paid		(10,146)	(8,717)	(8,749)
Addition of paid-in capital		170,001	—	—
Capital contribution from non-controlling interests		—	(500)	—
Dividends paid to non-controlling interests		(546)	(225)	(801)
Net cash generated from/(used in) financing activities		29,062	(68,550)	29,928
Net increase/(decrease) in cash and cash equivalents		51,102	(19,198)	17,423
Cash and cash equivalents at beginning of the year		12,161	62,336	42,836
Effect of changes in foreign exchange rates		(927)	(302)	—
Cash and cash equivalents at end of the year	18	62,336	42,836	60,259

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information

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

The Company and its subsidiaries (together, the “Group”) are engaged in the provision of non-surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services in the People’s Republic of China (the “PRC”). The principal activities of the subsidiaries are set out in Note 27.

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

These consolidated financial statements are presented in Renminbi (“RMB”) and rounded to the nearest thousand yuan, unless otherwise stated.

2	Material accounting policies

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

Going Concern

The consolidated financial statements of the Group have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As a result, the Group had a loss of RMB54,068,000 for the year ended 31 December 2025. As of 31 December 2025, the Group had net current liabilities of RMB294,041,000.

These factors raise substantial doubt about the Group’s ability to continue as a going concern. Besides continuing to negotiate with the banks, the Group is evaluating several measures of financing, such as external financings, which will also be considered. Currently, the Group intends to raise loans from financial institutions and potential funders to maintain its normal operations. The Group’s ability to continue as a going concern is primarily dependent on the Group’s ability to arrange adequate financing arrangements and generate cash flows from its operations.

The Group closed its private placement with Hainan Oriental Jiechuang Investment Partnership (“Jiechuang”) for aggregate gross proceeds of RMB170 million in February 2023 and utilized the money to fund its business development and working capital. Ms. Wu Binhua, the director of the Company, signed a letter of continuing financial support with the Group, in which she undertakes to enable the Group to meet its liabilities and obligations as and when they fall due, for at least 12 months from the date of 20-F for the year ended December 31, 2025. In addition to the aforementioned financial support, Ms. Wu Binhua also leverages her corporate management and talent training advantages to optimize the operations of the Group.

2	Material accounting policies (Continued)

2.1	Basis of preparation (Continued)

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

2.2	Interpretations and amendments to published standards effective in 2025

On 1 January 2025, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS Interpretations Committee (IFRS lC) that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

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

2	Material accounting policies (Continued)

2.3	Subsidiaries (Continued)

Consolidation (Continued)

(a)	Business combinations (Continued)

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

2	Material accounting policies (Continued)

2.3	Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries

Since the Industry Catalog for Guiding Foreign Investment (Revision 2015) became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%. The Company historically held more than 70.0% equity interest in certain of its PRC subsidiaries that are medical institutions which the Company acquired or established after the effective date of the Industry Catalog for Guiding Foreign Investment (Revision 2015). The Company had decreased its shareholding to 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain employees of the Group since 2018. As of December 31, 2025, Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd., Shanghai Pengai Jiahong Aesthetic Medical Outpatient Department Co., Ltd., Yantai Pengai Cosmetic Surgery Hospital Co., Ltd., Beijing Aomei Yixin Investment Consultant Co., Ltd., and its branch, Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai Aesthetic Medical Clinic (collectively “Relevant Subsidiaries”), which were held by Mr. Zhou Qiuming or Dr. Zhou Pengwu directly or indirectly as to 27%, 26%, 3%, 15%, 12%, 24%, and 25% respectively. Among the entities with contractual arrangements, Changsha Pengai Aesthetic Medical Hospital Co., Ltd. and Nanchang Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. were divested in October 2022 and Hangzhou Pengai Aesthetic Medical Outpatient Department was ceased operation in August 2022 and was deregistered in March 2024. Shenzhen Miaoyan Aesthetic Medical Clinic was divested in December 2022. These Contractual Arrangements enable the Company to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

As of December 31, 2025, the principal terms of the Contractual Arrangements are described below:

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

2	Material accounting policies (Continued)

2.3	Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

(ii).	Economic interest transfer agreement

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

2	Material accounting policies (Continued)

2.3	Subsidiaries (Continued)

Consolidation (Continued)

(d)	Contractual arrangements with respect to equity interests in certain PRC subsidiaries (Continued)

(iv).	Power of attorney

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

2	Material accounting policies (Continued)

2.3	Subsidiaries (Continued)

Consolidation (Continued)

(e)	Risks in relation to the Contractual Arrangements (Continued)

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

2	Material accounting policies (Continued)

2.4	Segment reporting

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

2.5	Foreign currency translation

(a)	Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

2	Material accounting policies (Continued)

2.5	Foreign currency translation (Continued)

(b)	Transactions and balances

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

2.6	Property, plant and equipment

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

2	Material accounting policies (Continued)

2.6	Property, plant and equipment (Continued)

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

2.7	Investment properties

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

2.8	Intangible assets

(a)	Goodwill

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

2	Material accounting policies (Continued)

2.8	Intangible assets (Continued)

(a)	Goodwill (Continued)

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

2.9	Impairment of non-financial asset

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

2.10	Financial assets

2.10.1	Classification

The Group classifies its financial assets in the following measurement categories:

(i)	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

(ii)	those to be measured at amortised cost.

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

2	Material accounting policies (Continued)

2.10	Financial assets (Continued)

2.10.1	Classification (Continued)

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

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

2.10.2	Recognition and measurement

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

2.10.3	Derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2	Material accounting policies (Continued)

2.11	Offsetting financial instruments

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

2.12	Impairment of financial assets

The Group has the following types of financial assets subject to IFRS 9’s expected credit loss model:

●	Trade receivables

●	Other receivables and deposits

●	Cash and cash equivalents

●	Amounts due from related parties

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

2.13	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.14	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand and deposits held at call with banks.

2.15	Assets (or disposal groups) held-for-sale

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

2	Material accounting policies (Continued)

2.16	Share capital

Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.17	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.18	Borrowings

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

2.19	Current and deferred income tax

The income tax expense for the year comprises current and deferred tax. Tax is recognised in the consolidated statement of comprehensive income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity.

2	Material accounting policies (Continued)

2.19	Current and deferred income tax (Continued)

(a)	Current income tax

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

2	Material accounting policies (Continued)

2.20	Employee benefits

(a)	Pension obligations

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

2.21	Provisions

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

2.22	Revenue recognition

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

2	Material accounting policies (Continued)

2.22	Revenue recognition (Continued)

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

The Group has certain aesthetic medical services package in 2024 and 2025 for which customers pay in advance. The packages can be utilized for one year from the effective date. If the package has not been used within one year time period, any payment received is recorded as a contract liability in the consolidated balance sheets.

Revenue is recognised at a point in time when the respective services are rendered or a contract lability has been fulfilled. For certain aesthetic medical services package issued in 2024 and 2025, revenue is recognised over time according to the proportion of the services performed as compared to the total services offered.

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

2.23	Interest income

Interest income is recognised using the effective interest method.

2	Material accounting policies (Continued)

2.24	Leases

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

2.25	Compound financial instruments

Compound financial instruments of the Group is convertible note.

2	Material accounting policies (Continued)

2.25	Compound financial instruments (Continued)

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

For the convertible note issued in 2020, it is redeemable at the option of the Company and the holder. This instrument can be converted into American Depository Receipts of the Company.

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

The Company also entered into a Warrant Agreement with ADV, under which the Company was required to pay US$2.7 million to ADV to settle the financial liability under the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Company, the Founders on September 15, 2020) term in the Convertible Note Purchase Agreement. ADV agreed to postpone the Company’s cash payment date of US$2.7 million to December 2024 or, at its discretion, convert such amount at the price of RMB4.67 per ordinary share at any time during this period. ADV did not exercise its warrants, which expired on December 15, 2024, to convert the US$2.7 million Exit Payment into the Company’s ordinary shares. The balance of Exit Payment which is US$0.6 million as at December 31, 2025.

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

With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, the Group’s post-tax results would increase or decrease by RMB31,000 (2024: RMB4,000).

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

In 2023, 2024 and 2025, the interest rate risk was effectively mitigated through a contractual agreement with banks that secured a fixed interest rate.

3	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

(b)	Liquidity risk

The Group is exposed to liquidity risk due to the post-impact of COVID–19 and it had net current liabilities of RMB294,041,000 as at 31 December 2025 As detailed in Note 2.1, the directors of the Company concluded that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the coming twelve months after the issuance of these consolidated financial statements.

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

	Less than	Between 1 and	Between 2 and	After
	1 year	2 years	5 years	5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2024
Borrowings	72,215	9,571	4,152	—	85,938
Lease liabilities	34,148	19,799	38,683	8,360	100,990
Trade payables	48,373	—	—	—	48,373
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	23,336	—	—	—	23,336
	193,892	50,964	54,682	20,534	320,072

At 31 December 2025
Borrowings	129,081	15,171	—	—	144,252
Lease liabilities	31,996	28,485	72,990	21,305	154,776
Trade payables	34,748	—	—	—	34,748
Accruals and other payables (excluding accrued employee benefits, other taxes, provision and deposits received)	22,865	—	—	—	22,865
	218,690	43,656	72,990	21,305	356,641

3	Financial risk management (Continued)

3.2	Capital risk management

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

The gearing ratios at 31 December 2024 and 2025 were as follows:

	2024	2025
	RMB’000	RMB’000
Total borrowings	85,938	144,252
Less: Cash and cash equivalents (Note 18)	(42,836)	(60,259)
Restricted cash (Note 18)	(1,012)	(5,102)
Net debt	42,090	78,891
Total equity	9,346	(43,233)
Total capital	51,436	35,658
Gearing ratio	81.83%	221.24%

3.3	Fair value estimation

The table below analyses financial instruments carried at fair value as at 31 December 2024 and 2025 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels with a fair value hierarchy as follows:

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

The following table presents the Group’s financial assets, non-finacial assets and finanial liabilities that are mearsure at fair value as at 31 December 2025.

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at 31 December 2025
Assets
Investment properties (Note 14)	—	—	35,027	35,027
	—	—	35,027	35,027

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

(a)	Goodwill and property, plant and equipment impairment assessment

The Group tests annually whether goodwill and property, plant and equipment have suffered any impairment, in accordance with the accounting policy stated in Note 2.8(a) and Note 2.9. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There is a number of assumptions and estimates involved in the preparation of cash flow projections for the periods covered by the approved budgets. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved.

Management prepares the financial budgets reflecting actual and prior year performance and market development expectations.

4	Critical accounting estimates and judgments (Continued)

(b)	Estimated useful lives of property, plant and equipment and intangible assets

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

(c)	Deferred tax assets

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

The Group has RMB92,075,000 (2024: RMB315,079,000) of tax losses carried forward. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The Group has considered the future utilization of accumulated tax losses by performing cash flow forecasts. On this basis, the Group has determined that deferred tax assets of RMB23,314,000 (2024: RMB53,560,000) was recognised for the tax losses carried forward.

5	Revenue

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Non-surgical aesthetic medical services	474,874	557,836	541,082
Surgical aesthetic medical services	143,057	125,369	126,790
General healthcare services and other aesthetic medical services	64,656	72,466	54,983
	682,587	755,671	722,855

6	Expenses by nature

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Employee benefit expenses (Note 7)	221,971	238,580	237,016
Advertising and marketing expenses	164,236	162,267	157,116
Cost of inventories and consumables	204,881	234,487	215,692
Operating lease rental expenses	9,374	9,965	5,790
Amortisation and depreciation	65,897	65,964	58,888
Utilities and office expenses	38,329	30,961	25,539
Travelling and entertainment expenses	8,451	5,293	4,291
Bank charges	4,890	4,881	3,985
Legal and professional fees	11,355	5,314	7,648
Other expenses	2,015	2,001	1,655
	731,399	759,713	717,619

7	Employee benefit expenses

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Wages and salaries	198,988	218,098	213,721
Share-based compensation expenses	7,514	—	—
Expire of convertible note	—	1,817	—
Pension costs - defined contribution plans	10,616	14,657	18,941
Other staff welfare expenses	4,853	4,008	4,354
	221,971	238,580	237,016

8	Finance income and costs

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Finance costs
Interest expense on bank borrowings	(4,105)	(948)	(521)
Interest expense on other borrowings	(4,511)	(2,986)	(1,485)
Interest expense on lease liabilities	(5,858)	(4,783)	(6,743)
	(14,474)	(8,717)	(8,749)
Finance income
Interest income on short-term bank deposits	78	404	138
Finance costs – net	(14,396)	(8,313)	(8,611)

9	Other gains/(losses) net

The Company recognised other losses, net of RMB20.8 million in 2025 and other losses, net of RMB1.1 million in 2024. The other losses in 2025 were mainly due to the deregistration of subsidiaries, disposal of property and compensation payments, partially offset by rental income of RMB0.4 million.

10	Income tax (credit)/expense

PRC corporate income tax have been provided for subsidiaries established and operating in Mainland China at the rate of 25% (2023 and 2024: 25%) on the estimated assessable profit for the year.

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Current tax
PRC enterprise income tax	1,000	355	1,269
Deferred tax
PRC enterprise income tax previous years	(5,890)	—	—
Origination and reversal of temporary differences (Note 21)	(10,246)	23,371	28,080
Income tax (credit)/expense	(15,136)	23,726	29,349

The taxation on the Group’s loss before income tax differs from the theoretical amount that would arise using the taxation rate of PRC, the principal place of the Group’s operations, as follows:

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Loss before income tax	(55,058)	(1,347)	(24,719)
Calculated at a taxation rate of 25%	(13,765)	(336)	(6,179)
Expenses not tax deductible	4,121	4,686	1,580
Utilisation of previously unrecognised tax losses	—	(4,580)	(4,546)
Reversal of deferred income tax	—	30,085	30,246
Tax losses not recognized	1,124	(6,131)	8,280
Difference in overseas tax rates	(364)	2	(32)
Over-provision in respect of prior years	(6,252)	—	—
Income tax (credit)/expense	(15,136)	23,726	29,349

10	Income tax (credit)/expense (Continued)

(a)	Cayman Islands Income Tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)	Hong Kong Profits Tax

Hong Kong profits tax rate has been provided at the rate of 16.5% on the estimated assessable profit for each of the years ended 31 December 2023,2024 and 2025.

(c)	PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25% on the estimated assessable profits for each of the years, based on the existing legislation, interpretations and practices in respect thereof.

(d)	U.S. Federal Corporate Income Tax

U.S. federal corporate income tax has been provided at the rate of 21% on the estimated assessable profit for each of the years ended December 31, 2023, 2024 and 2025.

(e)	British Virgin Islands

Dragon Jade Holdings Limited was incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries. Under the current laws of the British Virgin Islands, the BVI company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the company to its shareholders, no BVI withholding tax will be imposed.

11	Loss per share

(a)	Basic loss per share

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

(b)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

For the year ended 31 December 2023, 2024 and 2025, the Company has two categories of dilutive securities: Convertible Note and share option. These dilutive securities are assumed to have been converted into ordinary shares, and the net losses for the year is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

11	Loss per share (Continued)

(b)	Diluted Loss per share (Continued)

The following table sets forth the computation of basic and diluted loss per share:

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Numerator:
Loss attributable to owners of the Company – basic	(37,432)	(19,945)	(57,745)
Loss attributable to owners of the Company – diluted	(37,432)	(19,945)	(57,745)
Shares (denominator):
Weighted average number of shares – basic	131,658,595	143,504,373	143,504,373
Weighted average number of shares – diluted	131,658,595	143,504,373	143,504,373
Loss per share – basic (RMB)	(0.28)	(0.14)	(0.40)
Loss per share – diluted (RMB) (Note i)	(0.28)	(0.14)	(0.40)

Note	i As the Group incurred losses for the years ended 31 December 2024 and 2025, share option and the conversion of convertible note would be anti-dilutive and therefore, related changes in fair value are not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the year ended 31 December 2024 and 2025.

12	Property, plant and equipment

				Office equipment,
			Machinery	furniture fixtures
		Leasehold	and	and motor	Right of use
	Buildings	improvements	equipment	vehicles	assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 31 December 2024
Opening net book amount	36,491	86,235	60,114	6,510	114,869	304,219
Additions	—	7,516	7,388	1,769	16,103	32,776
Disposal	—	—	(2,898)	(231)	(2,294)	(5,423)
Depreciation charges	(1,983)	(16,395)	(10,277)	(1,593)	(35,089)	(65,337)
Closing net book amount	34,508	77,356	54,327	6,455	93,589	266,235

At 31 December 2024
Cost	38,560	311,569	126,340	25,746	233,280	735,495
Accumulated depreciation and impairment	(4,052)	(234,213)	(72,013)	(19,291)	(139,691)	(469,260)
Net book amount	34,508	77,356	54,327	6,455	93,589	266,235

At 31 December 2025
Opening net book amount	34,508	77,356	54,327	6,455	93,589	266,235
Additions	—	1,380	7,967	732	121,382	131,461
Disposal	(16,333)	—	(2,365)	(192)	(39,471)	(58,361)
Disposal of subsidiaries (Note 26)	—	(118)	(1,073)	(336)	—	(1,527)
Depreciation charges	(1,676)	(11,019)	(9,245)	(1,547)	(34,807)	(58,294)
Closing net book amount	16,499	67,599	49,611	5,112	140,693	279,514

At 31 December 2025
Cost	20,139	312,210	125,197	23,692	251,510	732,748
Accumulated depreciation and impairment	(3,640)	(244,611)	(75,586)	(18,580)	(110,817)	(453,234)
Net book amount	16,499	67,599	49,611	5,112	140,693	279,514

As at 31 December 2024 and 2025, property, plant and equipment with net book value amounting to approximately RMB10,228,000 and RMB8,146,000 respectively, were pledged as security for the bank and other borrowings.

13	Lease

(a)	Amounts recognised in the consolidated balance sheets:

Right-of-use assets are classified as property, plant and equipment (Note 12).

	As at	As at
	31 December	31 December
	2024	2025
	RMB’000	RMB’000
Lease liabilities
Current	32,251	25,933
Non-current	61,115	110,400
	93,366	136,333

(b)	Amounts recognised in the consolidated statements of comprehensive income:

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Interest expense (included in finance costs) (Note 8)	5,858	4,783	6,743
Expense relating to short-term leases (included in cost of goods sold and administrative expenses)	9,374	9,965	5,790

The total cash outflows for leases in 2025 was approximately RMB45,868,000 (2024: RMB38,842,000).

14	Investment properties

	2024	2025
	RMB’000	RMB’000
Fair value
At 1 January	22,911	35,058
Fair value gain/(loss) of investment properties	12,147	(31)
At 31 December	35,058	35,027

Investment properties represents buildings held in the PRC.

Investment properties with fair value amounting to RMB35,027,000 as of December 31, 2025 were pledged as security for the bank loans at the reporting date.

Amounts recognised in the consolidated income statements for investment properties:

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Rental income	240	411	411

As at 31 December 2025, the fair values of the investment property are based on valuation performed by Dacheng Assessment, an accredited independent valuer. Dacheng Assessment is a specialist in valuing these types of investment properties in China. A valuation model in accordance with that recommended by the International Valuation Standards Committee has been applied.

15	Intangible assets

		Computer	Medical
	Goodwill	software	licenses	Tradenames	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended 31 December 2024
Opening net book amount	32,999	759	—	3,123	36,881
Additions	—	330	—	—	330
Amortisation	—	(345)	—	(282)	(627)
Closing net book amount	32,999	744	—	2,841	36,584
At 31 December 2024
Cost	54,213	13,139	9,585	5,040	81,977
Accumulated impairment	(21,214)	(3,954)	—	(719)	(25,887)
Accumulated amortisation	—	(8,441)	(9,585)	(1,480)	(19,506)
Net book amount	32,999	744	—	2,841	36,584

Year ended 31 December 2025
Opening net book amount	32,999	744	—	2,841	36,584
Additions	—	70	—	—	70
Disposal of subsidiaries (Note 26)	(3,223)	—	—	(756)	(3,979)
Amortisation	—	(311)	—	(283)	(594)
Impairment loss	(500)	—	—	—	(500)
Closing net book amount	29,276	503	—	1,802	31,581
At 31 December 2025
Cost	50,990	12,874	1,260	3,726	68,850
Accumulated impairment	(21,714)	(3,954)	—	(719)	(26,387)
Accumulated amortisation	—	(8,417)	(1,260)	(1,205)	(10,882)
Net book amount	29,276	503	—	1,802	31,581

15	Intangible assets (Continued)

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

During the year ended 31 December 2023 and 2024, the Company has not recognized any impairment to property, plant and equipment and intangible assets. For the year ended 31 December 2025, the Company recognized an impairment loss on goodwill amounting to RMB500,000. The impairment was assessed based on the value-in-use calculation of the relevant cash-generating units, driven by downward revisions to future cash flow forecasts. The recoverable amount of the cash-generating unit was determined to be lower than its carrying amount, leading to the recognition of the goodwill impairment.

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

	2024	2025
Annual compound revenue growth rate	6.0% ~ 20.0%	2.2% ~ 16.9%
Annual gross profit ratio	26.0% ~ 57.0%	26.1% ~ 57.2%
Discount rate	4.34%	4.20%

Management considers that because of their experience and expertise knowledge in the aesthetic medical treatment business in the PRC, a cash flow period of five years is reasonable.

Management determined budgeted gross margin based on past performance and its expectations of the market development. The average annual revenue growth rate used is consistent with the forecasts of the market from an industry study. The discount rate used is pre-tax and reflects specific risks relating to the entity. The cash flows beyond the five year periods are extrapolated using a 4% (2024: 4%) growth rate.

16	Trade and other receivables, deposits and prepayments

	2024	2025
	RMB’000	RMB’000
Trade receivables	8,793	6,399

Other receivables	524	10,622
Deposits	6,567	6,832
Prepayments	16,986	30,115
Advances to employees	1,006	1,672
	25,083	49,241
Less: Non-current portion
Prepayments and deposits	(6,704)	(7,051)
Current portion	18,379	42,190

The carrying amounts of trade and other receivables, deposits and prepayments are denominated in RMB and approximate their fair values.

Trade receivables are all aged within 30 days and no bad debts accrued.

Prepayments mainly consist of advances to suppliers and recognition of VAT input tax credits at the year end of 2025.

17	Inventories

	2024	2025
	RMB’000	RMB’000
Pharmaceuticals	592	1,337
Medical consumables	14,315	17,461
	14,907	18,798

The cost of inventories recognised as expense and included in cost of inventories and consumables amounted to RMB215,692,000 (2024: RMB234,487,000).

18	Restricted cash and cash and cash equivalents

	2024	2025
	RMB’000	RMB’000
Restricted cash	1,012	5,102

	2024	2025
	RMB’000	RMB’000
Cash and cash equivalents
Cash at banks	42,829	60,202
Cash on hand	7	57
Total	42,836	60,259

The analysis of bank and cash balances for the purpose of the consolidated statement of cash flows is as follows:

	2024	2025
	RMB’000	RMB’000
Cash and cash equivalents	42,836	60,259

The carrying amounts of the Group’s restricted bank deposit and cash and cash equivalents are denominated in the following currencies:

	2024	2025
	RMB’000	RMB’000
RMB	42,738	59,651
US dollars	98	819
Hong Kong dollars	—	159
	42,836	60,259

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

19a	Share capital

	Ordinary shares of USD0.001 each
	Number of	Nominal	Nominal
	shares	value	value
		USD’000	RMB’000
Authorised:
As at 1 January 2020, 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022, 31 December 2022, 1 January 2023 and 31 December 2023	1,500,000,000	1,500	10,599
Issued and paid:
As at 31 December 2021 and 1 January 2022	70,838,671	72	469
Issuance of shares to Hawyu (HK) Limited (Note i)	21,413,276	21	144
Issuance of shares under Performance Incentive Plan (Note ii)	1,927,793	2	13
As at 31 December 2022*	94,179,740	95	626
Issuance of shares to MY Universe (HK) Limited (Note iii)	36,402,570	36	250
Issuance of shares to Peak Asia Investment Holdings V Limited (Note iv)	12,088,808	12	88
Issuance of shares to Seefar Global Holdings Limited (Note v)	1,956,516	2	14
As at 31 December 2023**	144,627,634	145	978
Issuance of shares to Seefar Global Holdings Limited (Note vi)	2,698,870	3	20
As at 31 December 2024**	147,326,504	148	998
As at 31 December 2025	147,326,504	148	1,035

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

19a	Share capital (Continued)

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

*	The treasury shares as of December 31, 2022 were 135,000 ordinary shares, represented by 45,000 ADSs repurchased in 2020 pursuant to the Company’s repurchase program in October 2020.

**	The treasury shares as of December 31, 2023 and 2024 were 1,263,750 ordinary shares, including 135,000 ordinary shares represented by 45,000 ADSs repurchased in 2020 pursuant to the Company’s repurchase program in October 2020, and 1,128,750 ordinary shares held by Shengli Family Limited, which have not been granted to any employee but are reserved for the purpose of incentive shares.

19b	Treasury Shares

	Number of
	shares	RMB’000
As at 31 December 2020, 1 January 2021, 31 December 2021, 1 January 2022, 31 December 2022, 1 January 2023, 31 December 2023, 1 January 2024 (Note i)	135,000	2,023
Options outstanding under the Share Incentive Plan	1,128,750	—
As at 31 December 2024	1,263,750	2,023
As at 31 December 2025	1,263,750	2,023

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

20	Other reserves

				Share-based
	Capital	Merger	Statutory	compensation	Other
	reserve	reserve	reserve	reserve	reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note (a)	Note (b)	Note (c)	Note (d)	Note (e)
At 1 January 2024	991,350	(10,000)	42,772	265,192	(61,179)	1,228,135
Translation of foreign operations	—	—	—	—	(302)	(302)
Expire of convertible note	—	—	—	1,797	—	1,797
At 31 December 2024	991,350	(10,000)	42,772	266,989	(61,481)	1,229,630

At 31 December 2024 and 1 January 2025	991,350	(10,000)	42,772	266,989	(61,481)	1,229,630
Ceased operation of subsidiaries	—	—	788	—	1,502	2,209
At 31 December 2025	991,350	(10,000)	43,560	266,989	(59,979)	1,231,920

(a)	Capital reserve

The capital reserve mainly represents capital contribution made by an owner and shareholders of the Company.

(b)	Merger reserve

Merger reserve is mainly attributable to business combinations under common control.

(c)	Statutory reserve

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

For the year ended 31 December 2022, share-based compensation expenses amounting to RMB27,515,000 was charged to share-based compensation reserve, which was attributable to share options which were granted to certain consultants and employees of the Group in previous years.

For the year ended 31 December 2023, share-based compensation expenses amounting to RMB4,226,000 was charged to share-based compensation reserve.

(e)	Other reserve

Other reserve mainly represents the currency translation differences and loss on the conversion of property, plant and equipment to investment properties.

21	Deferred income tax assets

	2024	2025
	RMB’000	RMB’000
The deferred tax assets comprise attributable to:
- Tax losses	53,265	23,019
- Other temporary differences	295	295
	53,560	23,314
The deferred tax liabilities comprise temporary differences attributable to:
- Others	—	—
	—	—

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheets are as follows:

	2024	2025
	RMB’000	RMB’000
Deferred income tax assets:
- Deferred income tax assets to be recovered after more than 12 months	53,560	23,314
	53,560	23,314
Deferred income tax liabilities:
- Deferred income tax liabilities to be settled after more than 12 months	—	—

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same taxation jurisdiction is as follows:

The gross movement on deferred income tax accounts is as follows:

	2024	2025
	RMB’000	RMB’000
At 1 January	76,929	53,560
Disposal of subsidiaries (Note 26)	—	(2,166)
Credited to consolidated statement of comprehensive income	(23,371)	(28,080)
Translation adjustment	2	—
At 31 December	53,560	23,314

Deferred income tax assets

	Tax losses	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2024	76,572	366	76,938
Credited to consolidated statement of comprehensive income	(23,309)	(71)	(23,380)
Translation adjustment	2	—	2
At 31 December 2024 and 1 January 2025	53,265	295	53,560
Disposal of subsidiaries (Note 26)	(2,166)	—	(2,166)
Credited to consolidated statement of comprehensive income	(28,080)	—	(28,080)
At 31 December 2025	23,019	295	23,314

21	Deferred income tax assets (Continued)

Deferred income tax liabilities

	Medical licenses
	and tradenames	Others	Total
	RMB’000	RMB’000	RMB’000
At 1 January 2023	—	—	—
Credited to consolidated statement of comprehensive income	(9)	—	(9)
At 31 December 2023 and 1 January 2024	(9)	—	(9)
Credited to consolidated statement of comprehensive income	9	—	9
At 31 December 2024	—	—	—

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has tax losses as at 31 December 2025 of RMB23,019,000 (2024: RMB53,265,000) which can be carried forward against future taxable income and their expiry dates are as follows:

	2024	2025
	RMB’000	RMB’000
Tax loss expiring within 5 years	53,265	23,019

22	Borrowings

	2024	2025
	RMB’000	RMB’000
Non-current
Other borrowings
- secured	13,723	15,171
	13,723	15,171
Current
Bank borrowings
- secured	61,781	94,398

Other borrowings
- secured	10,434	34,683
	72,215	129,081
	85,938	144,252

The carrying amounts of borrowings approximate their fair values and are denominated in RMB. The effective interest rates on the borrowings from banks was 3.92% as at 31 December 2025.

Bank borrowings are secured by the following:

(i)	property, plant and equipment and investment properties of the Group (Note 12 and Note 14);

(ii)	personal properties provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 29(d));

(iii)	personal guarantee provided by Dr. Zhou Pengwu, Dr. Zhou Yitao and Ms. Ding Wenting, Mr Zhou Xichun (Note 29(d)); and

(iv)	corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 29(d)).

(v)	personal guarantee provided by Ms. Wu Binhua (Note 29(d)).

Other borrowings are secured by the following:

(i)	property, plant and equipment of the Group (Note 12).

23	Trade payable, accruals, other payables and provisions

	2024	2025
	RMB’000	RMB’000
Trade payables	48,373	34,748
Accrued employee benefits	18,385	17,505
Accrued operating expenses	14,829	15,848
Accrued professional service fees	6,249	6,419
Deposits received	376	428
Duty and tax payable other than corporate income tax	1,050	1,614
Other payables to suppliers of plant and equipment	208	217
Others	2,050	381
	91,520	77,160

The carrying amounts of trade and other payables are denominated in RMB. The carrying amounts approximate their fair values due to their short-term maturities.

24	Contract liabilities

	2024	2025
	RMB’000	RMB’000
Advance receipt for treatment packages	193,931	186,066

As at end of 31 December 2025, the contract liabilities are aged within one year from the date when the sales contracts in respect of treatment packages were entered into.

25	Cash generated from operations

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Loss before income tax	(55,058)	(1,347)	(24,719)
Adjustments for:
Finance income	(78)	(404)	(138)
Finance costs	14,474	8,717	8,749
Amortisation of intangible assets (Note 15)	574	627	594
Depreciation of property, plant and equipment (Note 12)	65,323	65,337	58,294
Loss on disposal of property, plant and equipment	1,981	4,060	5,428
Gain on early termination of lease	—	—	(6,851)
Fair value loss of investment properties	154	(12,147)	31
Fair value loss of convertible note	116	—	—
Convertible note convert into shares	(20,420)	—	—
Share-based payment	7,514	—	—
Expire of convertible note	—	1,817	—
Impairment for goodwill	—	—	500
Loss on disposal of associates	220	—	—
Loss on disposal of subsidiaries (Note 26)	4,860	—	—
Loss on liquidation of subsidiaries	373	—	—
Loss on ceased operation of subsidiaries	813	2,106	7,196
	20,846	68,766	49,084
Changes in working capital:
- Inventories	12,272	674	(3,979)
- Trade receivables	(3,966)	1,115	1,597
- Other receivables, deposits and prepayments	3,088	(1,251)	(21,080)
- Restricted bank balances	—	(1,012)	(4,090)
- Trade payables	28,019	5,971	(12,189)
- Accruals, other payables and provisions	(9,283)	5,040	(12,746)
- Contract liabilities	23,330	889	(7,415)
Cash flow from operating activities	74,306	80,192	(10,818)

This section sets out an analysis of net debt and the movements in net debt for the years:

	Liabilities from financing activities
			Lease	Lease
	Borrowing	Borrowing	liabilities	liabilities
	due within	due after	due within	due after
	1 year	1 year	1 year	1 year	Total
Net debt	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1 January 2023	(172,766)	(29,110)	(27,352)	(99,304)	(328,532)
Cash flows	98,833	(2,300)	(11,318)	5,906	91,121
As at 31 December 2023	(73,933)	(31,410)	(38,670)	(93,398)	(237,411)
As at 1 January 2024	(73,933)	(31,410)	(38,670)	(93,398)	(237,411)
Cash flows	1,718	17,687	4,522	26,556	50,483
As at 31 December 2024	(72,215)	(13,723)	(34,148)	(66,842)	(186,928)
As at 1 January 2025	(72,215)	(13,723)	(34,148)	(66,842)	(186,928)
Cash flows	(58,314)	—	45,579	—	(12,735)
Non-cash	1,448	(1,448)	(43,427)	(55,938)	(99,365)
As at 31 December 2025	(129,081)	(15,171)	(31,996)	(122,780)	(299,028)

Non-cash items mainly arise from new lease recognition and early lease termination.

26	Disposals of subsidiaries

(a)	Shenzhen Miaoyan Medical Technology Investment Co., Ltd.

In May 2023, the Group disposed of its entire equity interest in Shenzhen Miaoyan Medical Technology Investment Co., Ltd. to a third party. Details of the net assets of Shenzhen Miaoyan Medical Technology Investment Co., Ltd. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	(25)
Intangible assets	6
Deferred tax assets	6
Prepayments	192
Investment in associate	860
Trade and other receivables	20,294
Cash and cash equivalents	26
Trade payables and other payables	(16,558)
Contract liabilities	(13)
Income tax liabilities	209
Reserve	(5)
Net assets of subsidiary	4,992
Loss on disposal of subsidiary	(3,092)
Cash consideration	1,900

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the subsidiary is as follows:

2023
RMB’000
Cash received	1,900
Cash and cash equivalents disposed of	(26)
Net cash inflow in respect of disposal	1,874

(b)	Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd.

In October 2023, the Group disposed of its entire equity interest in Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd. to a third party. Details of the net assets of Ningbo Beilun Pengai Aesthetic Medical Clinic Co., Ltd. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	543
Intangible assets	24
Trade and other receivables	508
Cash and cash equivalents	76
Trade payables and other payables	(995)
Net assets of subsidiary	156
Loss on disposal of subsidiary	(156)
Cash consideration	—

26	Disposals of subsidiaries (Continued)

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the subsidiary is as follows:

2023
RMB’000
Cash received	—
Cash and cash equivalents disposed of	(76)
Net cash outflow in respect of disposal	(76)

(c)	Stargaze Wealth Limited.

In December 2023, the Group disposed of its entire equity interest in Stargaze Wealth Limited. to a third party. Details of the net assets of Stargaze Wealth Limited. disposed of and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	842
Prepayments	1
Asset held-for-sale	1,083
Trade and other receivables	16,690
Cash and cash equivalents	974
Trade payables and other payables	(18,114)
Exchange reserve	136
Net assets of subsidiary	1,612
Loss on disposal of subsidiary	(1,612)
Cash consideration	—

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the subsidiary is as follows:

2023
RMB’000
Cash received	—
Cash and cash equivalents disposed of	(974)
Net cash outflow in respect of disposal	(974)

(d)	Shanghai Pengai Medical Technology Co., Ltd.

In June 2024, Shanghai Pengai Medical Technology Co., Ltd. has been dissolved. Details of the net assets of Shanghai Pengai Medical Technology Co., Ltd. and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Deferred income tax assets	65
Trade and other receivables	3,583
Cash and cash equivalents	1
Trade payables and other payables	(1,543)
Net assets of subsidiary	2,106
Loss on disposal of subsidiary	(2,106)
Cash consideration	—

An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the subsidiary is as follows:

2024
RMB’000
Cash received	—
Cash and cash equivalents disposed of	(1)
Net cash outflow in respect of disposal	(1)

26	Disposals of subsidiaries (Continued)

(e)	Shanghai Pengai xiuqi Aesthetic Medical Hospital Co., Ltd.

In December 2025, Shanghai Pengai xiuqi Aesthetic Medical Hospital Co., Ltd. has been dissolved. Details of the net assets of Shanghai Pengai xiuqi Aesthetic Medical Hospital Co., Ltd. and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	420
Intangible assets	756
Goodwill	3,223
Deferred income tax assets	1,787
Inventories	15
Trade and other receivables	822
Amounts due from related parties	500
Trade payables and other payables	(3,044)
Contract liability	(439)
Net assets of subsidiary	4,040
Loss on disposal of subsidiary	(4,040)
Cash consideration	—

(f)	Newa Medical Aesthetics Limited

In February 2025, Newa Medical Aesthetics Limited has been dissolved. Details of the net assets of Newa Medical Aesthetics Limited and their financial impacts are summarised as follows:

RMB’000
Net assets disposed of:
Property, plant and equipment	1,107
Deferred income tax assets	379
Inventories	73
Trade and other receivables	627
Other reserve	788
Exchange reserve	1,502
Trade payables and other payables	(327)
Contract liability	(11)
Current income tax liabilities	(982)
Net assets of subsidiary	3,156
Loss on disposal of subsidiary	(3,156)
Cash consideration	—

27	Summarised financial information of subsidiaries with material non-controlling interests

Set out below is the summarised financial information for each subsidiary that has non-controlling interests that are material to the Group.

As at 31 December 2023, 2024 and 2025, the non-controlling interests attributable to these entities accounted for 40%, 40% and 40% of the total non-controlling interests for the respective year end.

Summarised balance sheets

	Huizhou Pengai			Shanghai Pengai
	2023	2024	2025	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	33,060	21,781	36,551	20,587	24,301	41,670
- Liabilities	(23,017)	(23,699)	(36,058)	(56,395)	(80,348)	(93,683)
Total current net assets/(liabilities)	10,043	(1,918)	493	(35,808)	(56,047)	(52,013)
Non-current
- Assets	8,958	13,333	16,384	46,180	40,940	27,034
- Liabilities	(9,167)	—	(4,348)	(39,215)	(22,558)	(10,075)
Total non-current net assets	(209)	13,333	12,036	6,965	18,382	16,959
Net assets/(liabilities)	9,834	11,415	12,529	(28,843)	(37,665)	(35,054)

	Xiuqi Pengai			Haikou Pengai
	2023	2024	2025	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current
- Assets	19,509	18,096	36,090	5,339	2,638	2,466
- Liabilities	(46,968)	(42,734)	(57,745)	(25,022)	(25,581)	(27,681)
Total current net liabilities	(27,459)	(24,638)	(21,655)	(19,683)	(22,943)	(25,215)
Non-current
- Assets	36,573	30,987	28,051	12,256	6,751	6,140
- Liabilities	(4,631)	(2,031)	—	(4,640)	(3,562)	(2,431)
Total non-current net assets	31,942	28,956	28,051	7,616	3,189	3,709
Net assets/(liabilities)	4,483	4,318	6,396	(12,067)	(19,754)	(21,506)

27	Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised balance sheets (Continued)

	Yantai Pengai
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Current
- Assets	3,441	2,280	2,141
- Liabilities	(31,624)	(28,907)	(28,929)
Total current net liabilities	(28,183)	(26,627)	(26,788)
Non-current
- Assets	29,119	18,899	18,995
- Liabilities	(17,088)	(10,060)	(9,820)
Total non-current net assets	12,031	8,839	9,175
Net assets/(liabilities)	(16,152)	(17,788)	(17,613)

Summarised statements of comprehensive income

	Huizhou Pengai			Shanghai Pengai
	2023	2024	2025	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	36,952	44,802	51,520	44,422	50,287	52,529
Profit/(loss) before income tax	6,252	4,140	4,774	(7,031)	(7,409)	2,611
Income tax (expense)/credit	(1,563)	(1,035)	(1,194)	1,758	(1,412)	—
Profit/(loss) and total comprehensive income/(loss) for the year	4,689	3,105	3,580	(5,273)	(8,821)	2,611
Total comprehensive income/(loss) allocated to non-controlling interests	1,524	1,009	1,164	(1,055)	(1,764)	522
Dividend paid to non-controlling interests	2,685	496	802	—	—	—

	Xiuqi Pengai			Haikou Pengai
	2023	2024	2025	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	51,431	62,418	57,187	32,421	27,922	25,024
(Loss)/Profit before income tax	(2,776)	1,600	2,771	(5,369)	(5,623)	(1,752)
Income tax credit/(expense)	1,068	(1,765)	(693)	1,342	(2,064)	—
(Loss)/Profit and total comprehensive (loss)/income for the year	(1,708)	(165)	2,078	(4,027)	(7,687)	(1,752)
Total comprehensive (loss)/income allocated to non-controlling interests	(102)	(10)	125	(523)	(999)	(228)

	Yantai Pengai
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Revenue	28,874	33,688	31,819
(Loss)/profit before income tax	(8,099)	479	234
Income tax credit/(expense)	2,378	(2,115)	(59)
(Loss)/profit and total comprehensive income/(loss) for the year	(5,721)	(1,636)	175
Total comprehensive (loss)/income allocated to non-controlling interests	(286)	(82)	9

27	Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows

	Huizhou Pengai			Shanghai Pengai
	2023	2024	2025	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	(1,127)	19,058	(5,767)	(1,110)	15,096	4,665
Income tax paid	—	(8)	(2,040)	—	—	—
Net cash (used in)/generated from operating activities	(1,127)	19,050	(7,807)	(1,110)	15,096	4,665
Net cash used in investing activities	(2,955)	(5,992)	(1,360)	(715)	(1,250)	(21)
Net cash generated from/(used in) financing activities	6,344	(13,283)	6,112	2,380	(13,166)	(5,703)
Net increase/(decrease) in cash and cash equivalents	2,262	(225)	(3,055)	555	680	(1,059)
Cash and cash equivalents at beginning of the year	1,106	3,368	3,143	123	678	1,358
Cash and cash equivalents at end of the year	3,368	3,143	88	678	1,358	299

	Xiuqi Pengai			Haikou Pengai
	2023	2024	2025	2023	2024	2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash (used in)/generated from operations	(3,492)	8,472	(10,091)	1,771	(1,057)	1,052
Income tax paid	—	—	—	(20)	—	—
Net cash (used in)/generated from operating activities	(3,492)	8,472	(10,091)	1,751	(1,057)	1,052
Net cash used in investing activities	(997)	(569)	(285)	(30)	(549)	(417)
Net cash generated from/(used in) financing activities	8,817	(9,111)	7,160	—	—	(1,272)
Net increase/(decrease) in cash and cash equivalents	4,328	(1,208)	(3,216)	1,721	(1,606)	(637)
Cash and cash equivalents at beginning of the year	104	4,432	3,224	525	2,246	640
Cash and cash equivalents at end of the year	4,432	3,224	8	2,246	640	3

27	Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows (Continued)

	Yantai Pengai Jiayan
	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from/(used in) operations	1,691	(584)	1,447
Income tax paid	—	—	—
Net cash generated from operating activities	1,691	(584)	1,447
Net cash used in investing activities	(421)	(494)	(310)
Net cash used in financing activities	—	—	(1,670)
Net increase/ (decrease) in cash and cash equivalents	1,270	(1,078)	(533)
Cash and cash equivalents at beginning of the year	341	1,611	533
Cash and cash equivalents at end of the year	1,611	533	—

28	Commitments

(a)	Operating lease commitments

The Group leases premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and a majority of lease agreements are renewable at the end of the lease period at market rate.

From 1 January 2021, the Group has recognised right-of-use assets for these leases, except for short-term as stated in note 2.24 and note 13.

The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2024	2025
	RMB’000	RMB’000
Less than 1 year	34,148	31,996
1 to 2 years	19,799	28,485
2 to 5 years	38,683	72,990
More than 5 years	8,360	21,305
Total	100,990	154,776

(b)	Contingencies

Certain subsidiaries of the Company have been named as defendants in two litigations in the PRC. The maximum amount of the damages claimed by the plaintiffs amounted to an aggregate of approximately RMB9,360,000 (2024: RMB44,985,000). The restricted cash of RMB5,102,000 was reserved as at December 31, 2025.

29	Related party transactions

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

(a)	Transactions with related parties

	2024	2025
	RMB’000	RMB’000
Depreciation, interest expense and building rental
- A related company	1,915	1,560

(b)	Balances with related parties

	2024	2025
	RMB’000	RMB’000
Current (Note i)
Amounts due from related parties
Amounts due from related companies	1,500	1,000
Amounts due from non-controlling interests	656	656
	2,156	1,656

Note	i: Balances due from related parties are unsecured, interest free, repayable on demand and are denominated in RMB. Their carrying values approximate to their fair values.

(c)	Key management compensation

Key management includes directors and senior managements. The compensation paid or payable to key management for employee services is shown below:

	2024	2025
	RMB’000	RMB’000
Basic salaries and bonus	13,907	13,446
Pension costs - defined contribution plans	246	276
	14,153	13,722

(d)	Personal guarantees from Dr. Zhou Pengwu, Dr. Zhou Yitao, Mr. Zhou Xichun and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	2024	2025
	RMB’000	RMB’000
Bank borrowings of the Group secured by personal guarantees from Ms. Wu Binhua	61,781	94,398

30	Particulars of the subsidiaries

The following is a list of the principal subsidiaries at 31 December 2023 and 2024:

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2024	2025
Directly hold:
Dragon Jade Holdings Limited	British Virgin Islands (The “BVI”)	Registered capital of 1 share without par value	Investment holding and provision of management services	100%	100%
(龍翠控股有限公司)
Indirectly hold:
Peng Oi Investment (Hong Kong) Holdings Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%
(鵬愛投資(香港)集團有限公司)
Peng Yida Business Consulting (Shenzhen) Co., Ltd.	The PRC	Registered capital of Hong Kong dollar 500,000,000	Investment holding and provision of management services	100%	100%
(鵬意達商務諮詢(深圳)有限公司)
Shenzhen Pengai Hospital Investment Management Co., Ltd.	The PRC	Registered capital of RMB500,000,000	Investment holding and provision of management services	100%	100%
(深圳鵬愛醫院投資管理有限公司)
Shenzhen Pengcheng Hospital Co., Ltd.	The PRC	Registered capital of RMB85,000,000	Provision of aesthetic medical services and general healthcare services	100%	100%
(深圳鵬程醫院有限公司)
Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB130,000,000	Provision of aesthetic medical services	100%	100%
(深圳鵬愛醫療美容醫院有限公司)
Haikou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	87%	87%
(海口鵬愛醫療美容醫院有限公司)
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	67.5%	67.5%
(惠州鵬愛醫療美容醫院有限公司)
Shanghai Pengai Medical Technology Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of medical aesthetic technical consulting and management services	—%	—%
(上海鵬愛醫療科技有限公司)

Shengli Aesthetic Technology Investment,Hong Kong Company Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	—%	—%

Aih Investment Management Corp.	U.S.A	Registered capital of 1,000,000 shares with a par of USD 0.01 per share	Investment holding and provision of management services	100%	100%

30	Particulars of the subsidiaries (Continued)

	Place of
	incorporation/	Registered capital/		Interest held
Name	establishment	issued share capital	Principal activities	2024	2025
Indirectly hold (Continued):
Shenzhen Pengai Culture Broadcast Co., Ltd. (深圳鵬愛文化傳播有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of cultural, artistic activities, corporate image, exhibition planning and advertising service	100%	100%

Shanghai Pengai Aesthetic Medical Outpatient Department Co., Ltd. (上海鵬愛醫療美容門診部有限公司)	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	80%	80%

Newa Medical Aesthetics Limited	Hong Kong	1,000,000 ordinary shares	Provision of aesthetic medical services	100%	—%

Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (廣州鵬愛醫療美容醫院有限公司)	The PRC	Registered capital of RMB18,800,000	Provision of aesthetic medical services	96%	96%

Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co. Ltd. (深圳鵬愛秀琪醫療美容醫院有限公司)	The PRC	Registered capital of RMB12,000,000	Provision of aesthetic medical services	94%	94%

Shanghai Pengai Jiahong (formerly known as Shanghai Mingyue Yueji) Aesthetic Medical Outpatient Department Co., Ltd. (上海鵬愛嘉泓医疗美容门诊部有限公司)	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	64%	—%

Guangzhou Pengai Xiuqi Aesthetic Medical Outpatient Department Co., Ltd. (廣州鵬愛秀琪醫療美容門診部有限公司)	The PRC	Registered capital of RMB1,000,000	Provision of aesthetic medical services	73%	73%

Beijing Aomei Yixin Investment Consultant Co., Ltd. (北京澳美醫信投資顧問有限公司)	The PRC	Registered capital of RMB500,000	Investment holding and provision of management services	95%	95%

Beijing Aomei Yixin Investment Consultant Co., Ltd. Pengai (formerly known as Beijing Haiyue Xingguang) Aesthetic Medical Clinic (北京澳美醫信投資顧問有限公司鵬愛醫療美容診所)	The PRC	—	Provision of aesthetic medical services	95%	95%

Yantai Pengai Cosmetic Surgery Hospital Co., Ltd. (煙台鵬愛美容整形醫院有限公司)	The PRC	Registered capital of RMB10,000,000	Provision of aesthetic medical services	95%	95%

Shenzhen Ruimei Enterprise Management Co., Ltd. (深圳市睿美企業管理有限公司)	The PRC	Registered capital of RMB100,000	Investment holding and provision of management services	100%	100%

31	Additional information: condensed financial statements of the Company

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

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

31	Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

	2024	2025
	RMB’000	RMB’000
ASSETS
Non-current assets
Investments in subsidiaries and due from subsidiaries	—	—
Current assets
Cash and cash equivalents	99	979
	99	979
Total assets	99	979
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital and treasury shares	(1,025)	(1,025)
Other reserves	(18,722)	(15,857)
Total equity	(19,747)	(16,882)

LIABILITIES
Current liabilities
Accruals, other payables and provisions	19,846	17,861
Total liabilities	19,846	17,861
Total equity and liabilities	99	979

Condensed statements of comprehensive income of the parent company

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Loss/(gain) from subsidiaries	(26,521)	(18,663)	9,093
General and administrative expenses	(14,089)	3,338	(7,494)
Finance income	—	2,343	1,266
Finance costs	(528)	—	—
Other loss, net	20,420	—	—
Fair value loss of convertible note	(116)	—	—
(Loss)/Profit before income tax	(20,834)	(12,982)	2,865
Income tax expense	—	—	—
(Loss)/Profit for the year	(20,834)	(12,982)	2,865
Other comprehensive (loss)/income
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(791)	(302)	1,259
Total other comprehensive (loss)/income for the year, net of tax	(791)	(302)	1,259
Total comprehensive (loss)/income for the year	(21,625)	(13,284)	4,124

Condensed statements of cash flows of the parent company

	2023	2024	2025
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(170,915)	(1,987)	(5,588)
Net cash generated from investing activities	—	—	6,468
Net cash generated from financing activities	170,883	2,034	—
Net (decrease)/increase in cash and cash equivalents	(32)	47	880
Cash and cash equivalents at beginning of the year	84	52	99
Cash and cash equivalents at end of the year	52	99	979